Form 20-F
period 2005-12-31
Double Hull Tankers, Inc.
filed 2006-05-19
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 2054

FORM 20-F

(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2005
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________________ to ________________

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Date of event requiring this shell company report ________________

Commission file number:  001-32640

DOUBLE HULL TANKERS, INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey
(Jurisdiction of incorporation or organization)
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

30,006,250 Common stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No  ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐Item 18 ☒
If this report is an annual report, indicate by check mark whether the registrant is shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No  ☒

i

INTRODUCTION AND USE OF CERTAIN TERMS

In this report, unless we specify otherwise, all references and data in this report to our “business,” our “vessels” and our “fleet” refer to our fleet of Vessels that we acquired simultaneously with the closing of our initial public offering, or “IPO”, on October 18, 2005. Unless we specify otherwise, all references in this report to “we,” “our,” “us” and “our company” refer to Double Hull Tankers, Inc. and its subsidiaries and references to our “common stock” are to our common registered shares. The shipping industry’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. All references in this report to “$” and “dollars” refer to U.S. dollars.

The following are definitions of certain terms that are commonly used in the tanker industry and in this report.

Term	Definition
ABS	American Bureau of Shipping, an American classification society.
Aframax
A medium size crude oil tanker of approximately 80,000 to 120,000 dwt. Aframaxes operate on many different trade routes, including in the Caribbean, the Atlantic, the North Sea and the Mediterranean. They are also used in ship-to-ship transfer of cargo in the US Gulf typically from VLCCs for discharge in ports from which the larger tankers are restricted. Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil.

Annual Survey	The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.
Bareboat Charter
A Charter under which a charterer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The charterer pays all voyage and vessel operating expenses. Bareboat charters are usually for a long term. Also referred to a “Demise Charter.”

Bulk Carriers	Vessels which are specially designed to carry “dry” cargoes in bulk form, such as coal, iron ore and grain.
Bunker	Fuel oil used to operate a vessel’s engines, generators and boilers.
Charter	Contract for the use of a vessel, generally consisting of either a voyage, time or bareboat charter.
Charterer	The company that hires a vessel pursuant to a Charter.
Charter hire	Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter.
Classification Society
An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Contract of Affreightment
A contract of affreightment, or COA, is an agreement between an owner and a charterer that obligates the owner to provide a vessel to the charterer to move specific quantities of cargo over a stated time period, but without designating specific vessels or voyage schedules, thereby providing the owner greater operating flexibility than with voyage charters alone.

Draft	Vertical distance between the waterline and the bottom of the vessel’s keel.
Double Hull	Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Term	Definition
Drydocking
The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Dwt	Deadweight tons, which refers to the carrying capacity of a vessel by weight.
Hull	Shell or body of a ship.
IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.
Lightering	To partially discharge a tanker onto another tanker or barge.
LOOP	Louisiana Offshore Oil Port, Inc.
Lloyds	Lloyds Register, a U.K. classification society.
Metric Ton	A metric ton of 1,000 kilograms.
Newbuilding	A new vessel under construction or just completed.
Off Hire
The period a vessel is unable to perform the services for which it is required under a time charter. Off hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA	Oil Pollution Act of 1990 of the United States.
OPEC	The Organization of the Petroleum Exporting Countries, is an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.
Petroleum Products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.
Protection and Indemnity (or P&I) Insurance
Insurance obtained through mutual associations (called “Clubs”) formed by shipowners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping	The disposal of vessels by demolition for scrap metal.
Special Survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least each five year period. Special Surveys require a vessel to be drydocked.
Spot Market	The market for immediate chartering of a vessel, usually for single voyages.
Tanker
Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquefied gas.

TCE
Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in $/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration.

Time Charter
A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The customer pays the voyage expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs.

Term	Definition
ULCC
ULCC is the abbreviation for ultra large crude carrier, a large crude oil tanker of more than 350,000 dwt. ULCCs can transport three million barrels of crude oil and are mainly used on the same long haul routes as VLCCs.

Vessel Operating Expenses
The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the ship-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Vessels	The Overseas Ann, the Overseas Chris, the Regal Unity, the Overseas Cathy, the Overseas Sophie, the Rebecca and the Ania.
VLCC
VLCC is the abbreviation for very large crude carrier, a large crude oil tanker of approximately 200,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the U.S. and Far Eastern destinations.

Voyage Expenses	Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port charges.
Worldscale
Industry name for the Worldwide Tanker Nominal Freight Scale published annually by the Worldscale Association as a rate reference for shipping companies, brokers, and their customers engaged in the bulk shipping of oil in the international markets. Worldscale is a list of calculated rates for specific voyage itineraries for a standard vessel, as defined, using defined voyage cost assumptions such as vessel speed, fuel consumption, and port costs. Actual market rates for voyage charters are usually quoted in terms of a percentage of Worldscale.

Worldscale Flat Rate	Base rates expressed in U.S.$ per ton which apply to specific sea transportation routes, calculated to give the same return as Worldscale 100.
Worldscale Points	The freight rate negotiated for spot voyages expressed as a percentage of the Worldscale Flat rate.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information–Risk Factors” and “Item 5. Operating and Financial Review and Prospects–Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	future payments of dividends and the availability of cash for payment of dividends;

•	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

•	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

•	expectations about the availability of insurance on commercially reasonable terms;

•	our ability to repay our credit facility, to obtain additional financing and to obtain replacement charters for our vessels;

•	assumptions regarding interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	change in the rate of growth of the world and various regional economies;

•	risks incident to vessel operation, including discharge of pollutants; and

•	unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected combined financial and other data summarize our historical financial and other information for Double Hull Tankers, Inc. (“DHT”) for the period from October 18, 2005 through December 31, 2005 and our predecessor (“Predecessor” or “OSG Crude”). We have derived the selected statement of operations data set forth below for the years ended December 31, 2005, 2004 and 2003 and the selected balance sheet data as of December 31, 2005 and 2004 from DHT’s audited financial statements and from our predecessor combined carve-out financial statements included in this report. The selected financial and other data set forth below as of December 31, 2001 and 2002 and for the year ended December 31, 2001 have been derived from our predecessor combined carve-out financial statements not included in this report (2001 unaudited). The selected combined financial data are not indicative of the results we would have achieved or of future results had we operated as an independent stand-alone company. This information should be read in conjunction with other information presented in this report, including “Item 5. Operating and Financial Review and Prospects–Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor combined carve-out financial statements and the notes thereto.

	2005		Year ended December 31,
	Successor Oct 18- Dec 31	Predecessor Jan 1 - Oct 17	2004	2003	2002	2001
	(in thousands, except per share data)
Statement of operations data:
Time charter equivalent revenues	$20,173	$83,362	$135,967	$65,840	$31,347	$38,837
Total ship operating expenses	7,899	34,654	40,632	30,476	28,330	21,545
Income from vessel operations	12,274	48,708	95,335	35,364	3,017	17,292
Net Income (loss)	9,469	43,641	86,690	29,431	(4,763)	8,444
Net income per share - basic and diluted	0.32
Balance sheet data (at end of year):
Newbuildings				36,202	66,951	17,322
Vessels, net	339,491		355,571	326,458	295,071	308,086
Total assets	364,062		388,518	376,193	372,783	331,109
Current liabilities	10,828		7,243	7,319	6,564	2,103
Long-term liabilities(1)	236,000		256,477	331,270	357,826	314,239
Stockholders’ equity	117,234		124,798	37,604	8,393	14,740
Cash flow data:
Net cash provided by operating activities	15,893	83,210	87,988	41,272	5,335	20,288
Net cash (used in) investing activities	(412,580)	(1,001)	(13,436)	(14,496)	(51,723)	(41,395)
Net cash provided by (used in) financing activities	412,580	(82,209)	(74,552)	(26,776)	46,388	21,107
Fleet data:
Number of tankers owned (at end of period)	7	7	7	6	5	5
Revenue days(2)	520	1,987	2,451	1,887	1,780	1,224
Average daily time charter equivalent rate(3):
VLCCs	50,300	53,392	$77,422	$41,786	$18,679	$34,890
Aframaxes	30,200	33,296	$38,831	$25,463	$16,005	$29,411

(1)	Includes loans payable to Overseas Shipholding Group, Inc.(OSG) for the periods until October 17, 2005.

(2)	Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us less days on which a vessel is off hire. Off hire days are days a vessel is unable to perform the services for which it is required under a time charter. Off hire days include days spent undergoing repairs and drydockings, whether or not scheduled.
(3)	Average daily time charter equivalent rates, or TCE rates, are a standard industry measure of daily revenue performance. We calculate TCE rates by dividing our time charter equivalent revenues in a period by the number of revenue days in the period. Time charter equivalent revenues represent shipping revenues less voyage expenses. Voyage expenses consist of cost of bunkers (fuel), port and canal charges and brokerage commissions. For the period commencing on October 18, 2005, TCE revenue is the sum of the basic hire earned by our vessels under our time charters with subsidiaries of OSG and the additional hire, if any, earned by the vessels pursuant to the Charter Framework Agreement between DHT and OSG. Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us less days on which a vessel is off hire. Off hire days are days a vessel is unable to perform the services for which it is required under a time charter. Off hire days include days spent undergoing repairs and drydockings, whether or not scheduled.

B.	CAPITALIZATION AND INDEBTEDNESS Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF THE PROCEEDS Not Applicable.

D.	RISK FACTORS

If the events discussed in these Risk Factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In such a case, the market price of our common stock could decline. The risks described below are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations.

RISKS RELATING TO OUR COMPANY

We cannot assure you that we will pay any dividends.

We intend to pay dividends on a quarterly basis commencing in March 2006 in amounts determined by our board of directors. We expect our dividends will be substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors. We expect that most of such expenses will initially be fixed and will consist primarily of technical management fees payable under our ship management agreements, directors’ fees, salaries and benefits of our executive officers, payments of insurance premiums, vessel taxes, payments of interest on $236 million of indebtedness that is outstanding under our credit facility, which we fixed at 5.6% as of October 18, 2005, payments of commitment fees and other financing costs under our credit facility, and other general and administrative expenses. For more information on our credit facility please see “Item 5. Operating and Financial Review and Prospects–Our Credit Facility.” There can be no assurance that we will not have other cash expenses or liabilities, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that the amounts currently anticipated for any of the items set forth above will not increase, that we will not have to fund any required capital expenditures for our vessels or that we will not be subject to other circumstances that reduce or eliminate the amount of cash that we have available for the payment of dividends. In addition, we may acquire additional vessels, which may not benefit from the same chartering and management arrangements that we have for our initial fleet of seven vessels. Although our board does not currently anticipate establishing any reserves, there can be no assurance that our board of directors will determine not to establish reserves or otherwise change our dividend policy.

The timing and amount of future dividends, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, including insurance premiums, a change in our dividend policy, increased borrowings, future issuances of securities or the other risks described in this section of the report, many of which will be beyond our control. In addition, the declaration of dividends is subject at all times to the discretion of our board of directors. As a result, the amount of dividends actually paid may vary from the amounts currently estimated and such variations may be material. Also, these factors could result in a high degree of variability from period to period in the amount of cash that we have available for the payment of dividends.

Our ability to pay dividends is limited by our credit facility.

We have entered into a $401 million secured credit facility with The Royal Bank of Scotland plc that consists of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. Our credit facility provides that we may not pay dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Our ability to declare and pay dividends will therefore depend on whether we are in compliance with our credit facility, the market value of our vessels and the value of our swap agreements. Because we are not required, and do not expect to make, any principal payments during the first five years of the credit facility, the difference between the market value of our vessels and the outstanding borrowings under our credit facility may decrease over time, as vessels generally decrease in value as they age. Therefore, our ability to comply with our financial ratio covenants and to make dividend payments under our credit facility may decrease as the facility approaches its fifth anniversary. In addition, following the fifth anniversary of the credit facility, we will be required to make principal repayments of approximately $6 million per quarter on the term loan until its final maturity in 2015, when a final payment of approximately $121 million will be due. We will also be required to begin making principal repayments of our indebtedness, if any, that may then be outstanding under the vessel acquisition facility and the working capital facility. Therefore, unless we are able to refinance borrowings under our credit facility with new indebtedness that has a later maturity date, following the fifth anniversary of the credit facility, the amount of cash that we will have available to pay as dividends in any period will be decreased by the amount of any principal repayments that we are required to make.

We cannot assure you that we will be able to borrow additional amounts under our credit facility, and restrictive covenants in our credit facility may impose financial and other restrictions on us.

Our credit facility with The Royal Bank of Scotland includes a $150 million vessel acquisition facility and a $15 million working capital facility. We may borrow amounts under the acquisition facility from time to time in connection with future vessel acquisitions and, if necessary, borrow amounts under the working capital facility to fund our liquidity needs. Our ability to borrow amounts under these facilities will be subject to the execution of customary documentation, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Our ability to borrow amounts under the vessel acquisition facility will also be subject to, among other things, all of our borrowings under the credit facility not exceeding 65% of the charter-free market value of the vessels that secure our obligations under the credit facility, calculated as though we had completed the subject transaction. Our ability to borrow under the vessel acquisition facility, in each case, will be subject to the vessel’s age, size and hull type meeting certain criteria and our lender’s approval of the vessel acquisition. Our lender’s approval of the vessel acquisition will be based on the lender’s satisfaction of the vessel’s ability to generate earnings that are sufficient to fund related principal payments as they become due and our ability to raise additional capital through equity issuances in amounts acceptable to our lender. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount of the vessel acquisition facility without obtaining a waiver or consent from the lender.

The credit facility imposes additional operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•
pay dividends if the charter-free market value of our vessels that secure our obligations under the credit facility is less than 135% of our borrowings under the credit facility plus the notional or actual cost of terminating any interest rates swaps to which we are a party, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the management of our vessels without the prior consent of the lender;

•	permit liens on our assets;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person;

•	enter into certain types of charters; and

•	enter into a new line of business.

Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender’s interests may be different from ours and we cannot guarantee that we will be able to obtain our lender’s permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any indebtedness incurred under our credit facility.

We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing. In addition, our charters include provisions that will generally require us to use our best efforts to (i) negotiate security provisions with future lenders that would allow the charterers to continue their use of our vessels so long as they comply with their charters, regardless of any default by us under the loan agreement or the charters and (ii) arrange for future lenders to allow the charterers to purchase their loans and any related security at par if we default on our obligations under our charters or their loans. These provisions may make it more difficult for us to obtain acceptable financing in the future, increase the costs of any such financing to us or increase the time that it takes to refinance our indebtedness. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of our indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy our debt service obligations with our cash flow from operations, we may have to sell our assets. If we are unable to meet our debt obligations for any reason, our lenders could declare their debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Our ability to pay dividends is limited by Marshall Islands law.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend and any such dividend may be discontinued at the discretion of our board.

We are highly dependent on the charterers and OSG.

All of our vessels are chartered to wholly owned subsidiaries of OSG, which we refer to collectively as the charterers. The charterers’ payments to us under the charters are our sole source of revenue. OSG has guaranteed the payment of charter hire by the charterers. We are highly dependent on the performance by the charterers of their obligation under the charters. Any failure by the charterers or OSG, as the guarantor of charter hire payments, to perform their obligations would materially and adversely affect our business, financial position and cash available for the payment of dividends. Our stockholders do not have any direct recourse against the charterers or OSG.

We may have difficulty managing our planned growth.

We intend to grow our fleet by acquiring additional vessels in the future. Our future growth will primarily depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	adequately employing any acquired vessels;

•	managing our expansion; and

•	obtaining required financing on acceptable terms so that the acquisition is accretive to earnings and dividends per share.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ acquired vessels under charters or ship management agreements with similar or better terms than those we have obtained from OSG and its subsidiaries or that we will not incur significant expenses and losses in connection with our future growth.

Our dividend policy is subject to change at the discretion of our board of directors.

We currently intend to distribute all of our available cash from our operations, less cash expenses, to our stockholders in the form of dividends. Currently, we do not anticipate that our board will establish any reserves. However, our dividend policy is subject to change at any time at the discretion of our board and our board may elect to change our dividend policy by establishing a reserve for, among other things, the repayment of our credit facility or to help fund the acquisition of a vessel. It is likely that our board would establish a reserve to repay indebtedness if, as the maturity of our credit facility approaches in 2015, it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate. If our board were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve.

Agreements between us and OSG and its affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties.

The memoranda of agreement, the charters, the ship management agreements and the other contractual agreements we have with OSG and its affiliates were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our shares, the purchase of our vessels and other related transactions. Because we were a wholly owned subsidiary of OSG prior to the completion of the IPO, the negotiation of the memoranda of agreement, the charters, the ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s length negotiations with unaffiliated third parties for similar services.

Our charters begin to expire in 2010 unless extended at the option of the charterers, and we may not be able to re-charter our vessels profitably.

Four of our charters expire approximately six years after the date of delivery of the chartered vessel to us and three expire approximately five years following such date, unless in each case extended at the option of the applicable charterer for additional one-, two- or three-year periods. The charterers have the sole discretion to exercise those options. We cannot predict whether the charterers will exercise any of their extension options under one or more of the charters. The charterers will not owe any fiduciary or other duty to us or our stockholders in deciding whether to exercise the extension options, and the charterers’ decisions may be contrary to our interests or those of our stockholders.

We cannot predict at this time any of the factors that the charterers will consider in deciding whether to exercise any of their extension options under the charters. It is likely, however, that the charterers would consider a variety of factors, which may include the age and specifications of the chartered vessel, whether the vessel is surplus or suitable to the charterer’s requirements and whether more competitive charter hire rates are available to the charterers in the open market at that time.

If the charterers decide not to extend our current charters, we may not be able to re-charter our vessels with terms similar to the terms of our charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the charter. The shipbrokers panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. If a charterer were to renew a charter, the renewal charter rate could be lower than the charter rate in existence prior to the renewal. Furthermore, if our charters were to be renewed, we would not be able to take full advantage of more favorable spot market rates, should they exist at the time of renewal. As a result, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced.

Our vessels, which currently operate in pools, may cease operating in those pools.

Our three VLCCs currently participate in the Tankers International Pool, which consists of OSG and eight other tanker companies, and our four Aframax tankers currently participate in the Aframax International Pool, which has seven members, including OSG. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. The charterers currently operate our VLCCs in the Tankers International Pool and our Aframaxes in the Aframax International Pool. Under our charter arrangements, we are entitled to share in the revenues that the charterers realize from operating our vessels in these pools in excess of the basic hire paid to us. Pooling arrangements are intended to maximize tanker utilization. Although OSG has indicated that it intends to keep all of our vessels in the pooling arrangements they are currently in, we cannot assure you that OSG will continue to use pooling arrangements for our vessels or any of the vessels it manages. Also, if we were to acquire any additional vessels, we cannot assure you that they would operate in pools, particularly if those vessels were not chartered to OSG. Further, because OSG voluntarily participates in the pools, we cannot predict whether the pools our vessels participate in will continue to exist in the future. If for any reason our vessels cease to participate in a pooling arrangement, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends.

If Tanker Management opts to terminate any or all of our management agreements upon 90 days notice beginning in October 2007, our operating expenses could materially increase.

Under our ship management agreements, Tanker Management Ltd., or Tanker Management, a wholly owned subsidiary of OSG, is responsible for all of the technical and operational management of our vessels and receives a technical management fee for its services. Each ship management agreement with Tanker Management is coterminous with the charter for the same vessel, but is cancelable by Tanker Management for any reason upon 90 days notice following the second anniversary of the agreement. In addition, we may terminate the ship management agreements for any reason at any time upon 90 days advance notice. Each charterer has the right to approve any replacement manager that we select; however, the approval may not be unreasonably withheld. In addition, each charterer has the right to cause us to change the manager of its vessel under certain circumstances if it is dissatisfied with the manager’s performance. In the event the ship management agreements are terminated in October 2007 by Tanker Management or sooner by us, we cannot assure you that we would be able to obtain similar fixed rate terms from another manager. In addition, if we terminate the ship management agreements, we may be required to pay drydocking expenses that have been incurred by Tanker Management, which could be substantial, to the extent those expenses have not been recouped through the drydock component of the technical management fee. If we incur greater expenses under replacement management agreements or due to the termination of our ship management agreements, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced or eliminated.

Because we are a newly formed company with no separate operating history, our historical financial and operating data may not be representative of our future results.

We are a newly incorporated company with no individual operating history. Four of the vessels we purchased from OSG were delivered to OSG between 2001 and 2004, one was delivered in 1997 and the remaining two were delivered in 1994. The historical predecessor combined carve-out financial statements included in this report have been prepared on a carve-out basis and reflect the historical business activities of OSG relating to our vessels. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long-term charters, ship management agreements and our financing arrangements and in any event are not a meaningful representation of our future results of operations.

We did not perform underwater inspections of our vessels.

Although we performed physical inspections of the vessels, we did not perform any underwater inspections either prior to or after their delivery in October 2005. As a result, we will not be aware of any damage to the vessel that may have existed at the time of delivery and which could only be discovered through an underwater inspection. We agreed to purchase the vessels on an “as is” basis, subject to OSG being responsible for any class condition or recommendation that is found to have existed prior to delivery of the vessels. However, if any damage is found, it may be difficult to prove that such damage existed prior to delivery of the vessel, in which case we could incur substantial costs both to repair the damage and in seeking reimbursement for such costs.

OSG’s other business activities may create conflicts of interest.

Under our charter arrangements with OSG, we are entitled to receive variable additional hire in amounts based on whether a vessel is part of a pooling arrangement, is subchartered by the charterer under a time charter or is used on the spot market. OSG currently operates, and we expect the charterers to continue to operate, our VLCCs in the Tankers International Pool and our Aframaxes in the Aframax International Pool. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on attributes of the vessels they contributed, rather than amounts actually earned by those vessels. For these reasons, it is unlikely that a conflict of interest will arise between us and OSG while our vessels are operated in a pool. However, if OSG withdraws from a pool or our vessels cease operating in a pool for any other reasons, chartering decisions will effectively be made by OSG. Although our time charter arrangements expressly prohibit OSG from giving preferential treatment to any of the other vessels owned, managed by or under the control of OSG or its affiliates when subchartering any of our vessels, conflicts of interest may arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire, particularly if our vessels are subchartered by OSG in the time charter market outside of a pool.

We are leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have entered into a $401 million secured credit facility under which we initially borrowed approximately $236 million under a term loan to finance a portion of the cash purchase price for our vessels. In addition, we will have available to us under the same facility a $15 million working capital line of credit and a $150 million vessel acquisition line of credit. We are required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our credit facility, which is secured by, among other things, mortgages over all of our vessels, assignments of earnings and insurances and pledges over our bank accounts, requires that we comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of our vessels that secure the credit facility be no less than 120% of our borrowings plus the actual or notional cost of terminating any swap agreements that we enter in order for us to satisfy collateral maintenance requirements and that the charter-free market value of our vessels that secure the credit facility be no less than 135% of our borrowings plus the actual or notional cost of terminating any swap agreement that we enter in order for us to pay dividends. We pay a floating rate of interest under our credit facility, although we fixed the interest rate on the drawn portion of the facility at 5.6% as of October 18, 2005.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our charters are made to our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. Our ability or the ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends.

Certain adverse U.S. federal income tax consequences could arise for U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, U.S. holders who are individuals would not be eligible for the 15% tax rate on qualified dividends.

Based on our operations, representations previously made by OSG, including representations that certain terms of the ship management agreements and the charters with OSG’s subsidiaries are consistent with normal commercial practice and the opinion of tax counsel dated October 18, 2005, we believe that it is more likely than not that we are not currently a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that it is more likely than not that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations. In addition, our tax counsel’s opinion was based on representations of OSG that were not reviewed by the U.S. Internal Revenue Service, or IRS. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Internal Revenue Code of 1986, as amended, or the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. The 15% maximum tax rate for individuals would not be available for this calculation. See “Item 10. Taxation–United States Federal Income Tax Consideration” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. individuals would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August of 2003. Based on OSG’s ownership and our review of applicable SEC documents, we believe that we do qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future and thereby become subject to U.S. federal income tax on our U.S. source income. For example, if stockholders with a 5% or greater interest in our stock, including OSG or any of its affiliates, were to collectively own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year, we might not be able to qualify for exemption under Code Section 883. OSG’s affiliate, OSG International, Inc., or OIN, owns approximately 44.5% of our outstanding common stock. Accordingly, if one or more shareholders other than OSG and its affiliates own more than 5% of our common stock for more than half the days during the taxable year, we could lose the benefit of this tax exemption for such year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status in the future.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in the United Kingdom, which could have a material adverse affect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which currently has a maximum rate of 30%. We intend to operate in a manner so that we do not have a permanent establishment in the United Kingdom and so that we are not resident in the United Kingdom, including by locating our principal place of business outside the United Kingdom, requiring our executive officers to be outside of the United Kingdom when making any material decision regarding our business or affairs and by holding all of our board meetings outside of the United Kingdom. However, because certain of our executive officers and directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially adversely affected.

RISKS RELATING TO OUR INDUSTRY

Vessel values and charter rates have recently been near historically high levels, and significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical and both charter rates and vessel values have recently reached historical highs. If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Currently, vessel values are at or near historically high levels while charter rates have receded from their historical peaks in the fourth quarter of 2004. There can be no assurance that vessel values will not decline from current levels or that charter rates will be sufficient to provide us with additional hire payments.

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of additional hire we earn, which could result in significant fluctuations in our quarterly results. The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affect the need for tanker capacity;

•	global and regional economic and political conditions which among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	weather; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book for the next five years equaled about 26% of the existing world tanker fleet as of March, 2006 and we cannot assure you that the order book will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The amount of additional hire that we receive under our charter arrangements, if any, will generally depend on prevailing spot market rates, which are volatile.

Our initial fleet of seven vessels are operated under time charters with the charterers, and additional hire is paid to us pursuant to a charter framework agreement entered among us and OIN and each of our and its subsidiaries. We receive a fixed minimum daily basic charter rate and may receive additional hire under these charter arrangements. Additional hire, if any, is paid quarterly in arrears. The amount of additional hire is subject to variation depending on the charter hire received by the charterers through their pooling arrangements, or if a vessel is not operated in a pool, charter rates in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions. We cannot assure you that we will receive additional hire for any quarter.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

Additional terrorist attacks like those in New York on September 11, 2001 and in London on July 7, 2005, the outbreak of war or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Libya, Syria and Iran. Libya currently is not subject to economic sanctions imposed by the U.S. government, but continues to be identified as a state sponsor of terrorism. Syria and Iran continue to be subject to sanctions and embargoes imposed by the U.S. government and are identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock.

The value of our vessels, which are near historically high levels, may be depressed at a time and in the event that we sell a vessel.

Tanker values have generally experienced high volatility and values are currently near historically high levels. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, although four of our seven tankers were built in 2001 or more recently, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the time of any vessel sale. If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount on our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings and surplus, which could reduce our ability to pay dividends.

Vessel values may be depressed at a time when we are required to make a repayment under our credit facility, or when our credit facility matures, which could adversely affect our liquidity and our ability to refinance our credit facility.

In the event of the sale or loss of a vessel, our credit facility requires us to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels before such sale or loss. If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that we are required to repay could be greater than the proceeds we receive from a sale. In addition, declining tanker values could adversely affect our ability to refinance our credit facility at its maturity in 2015, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring facility.

We operate in the highly competitive international tanker market which could affect our financial position if the charterers do not renew our charters.

The operation of tankers and transportation of crude oil and petroleum products are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our charters, our exposure to this competition is limited because of the predominantly fixed rate nature of our charters. In the event that the charterers do not renew the charters when they expire (beginning in 2010) or terminate the charters for any reason, we will have to compete with other tanker owners, including major oil companies and independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

Compliance with environmental laws or regulations may adversely affect our business.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990, or OPA, affects all vessel owners shipping oil or hazardous material to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

OPA provides for the scheduled phase-out of all non double-hull tankers that carry oil in bulk in U.S. waters. The International Maritime Organization, or IMO, and the European Union also have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters. These regulations will reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of ships trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels. As a result, single-hull vessels are likely to be chartered less frequently and at lower rates. Although all of the tankers we acquired are double-hulled, we cannot assure you that these regulatory programs will not apply to vessels acquired by us in the future.

In addition, in complying with OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. As a result of accidents such as the November 2002 oil spill from the Prestige, a 26 year old single-hull tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

The shipping industry has inherent operational risks, which could impair the ability of the charterers to make payments to us.

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events could impair the ability of the charterers to make payments to us under our charters.

Our insurance coverage may be insufficient to make us whole in the event of a casualty or other catastrophic event, or fail to cover all of the inherent operational risks associated with the tanker industry.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the ship management agreements, Tanker Management is responsible for arranging insurance for our fleet against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance. Tanker Management is also responsible for arranging loss of hire insurance in respect of each of our vessels, and we are responsible for the premium payments on such insurance. This insurance generally provides coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days) per incident, following any loss under our hull and machinery policy. We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 21 days of off hire in the case of our VLCCs and for the first 14 days in the case of our Aframaxes. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Maritime claimants could arrest our tankers, which could interrupt the charterers’ or our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the charterers’ or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

RISKS RELATING TO OUR COMMON STOCK

The market price of our common stock may be unpredictable and volatile.

The market price of our common stock may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry; mergers and strategic alliances in the tanker industry; market conditions in the tanker industry; changes in government regulation; shortfalls in our operating results from levels forecast by securities analysts; announcements concerning us or our competitors and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market including sales of shares by our large stockholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate.

OSG International, Inc., or OIN, a subsidiary of OSG, beneficially owns approximately 44.5% of our outstanding common stock. OIN may sell its shares in unregistered sales that are subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 of the Securities Act of 1933.

In addition to the unregistered sales referred to above, pursuant to a registration rights agreement that we and OIN have entered, OIN will have the right to cause us to register the sale of shares of our common stock beneficially owned by it, subject to the same lock up provisions described above. If OIN were to sell a large number of its shares pursuant to a registered offering, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by OIN might occur could also adversely affect the market price of our common stock.

OSG is able to influence us, including the outcome of stockholder votes.

OSG beneficially owns approximately 44.5% of our outstanding common stock. As a result of its ownership of our common stock, OSG is able to influence matters requiring the approval of our stockholders, including the nomination and election of directors and the outcome of any corporate transactions or other matters submitted to our stockholders for approval, such as potential mergers or acquisitions, asset sales and other significant transactions.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions that any particular United States court would reach or has reached. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Our bylaws restrict stockholders from bringing certain legal action against our officers and directors.

Our bylaws contain a broad waiver by our stockholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of stockholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bylaws that may discourage a change of control.

Our bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

•	a classified board of directors with staggered three-year terms, elected without cumulative voting;

•	directors only to be removed for cause and only with the affirmative vote of holders of at least a majority of the common stock issued and outstanding;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings;

•	a limited ability for stockholders to call special stockholder meetings; and

•	our board of directors to determine the powers, preferences and rights of our preferred stock and to issue the preferred stock without stockholder approval.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many stockholders. As a result, stockholders may be limited in their ability to obtain a premium for their shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

We are a newly formed company that was incorporated in April 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc., a Delaware corporation, or OSG. Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE23RA and our telephone number is +44 (0) 1534 639759.

B.	BUSINESS OVERVIEW

On October 18, 2005, we acquired our fleet of seven double-hull tankers consisting of three very large crude carriers, or VLCCs, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,342,372 dwt and a weighted average age of 5.9 years as of December 31, 2005, compared with an average age of approximately 8.3 years for the world crude tanker fleet.

We acquired the seven vessels in our fleet from subsidiaries of OSG in exchange for cash and shares of our common stock and we charter these vessels back to subsidiaries of OSG. OSG, one of the world’s largest bulk-shipping companies, owns and operates a modern fleet of 107 vessels (including newbuildings on order and the seven vessels that comprise our fleet) that have a combined carrying capacity of 12.1 million dwt. OSG’s fleet consists of both internationally flagged and U.S. flagged vessels that transport crude oil, petroleum products and dry bulk commodities. OSG beneficially owns approximately 44.5% of our outstanding common stock.

Our strategy is to charter our vessels primarily pursuant to multi-year time charters to take advantage of the stable cash flow associated with long-term time charters. In addition, our time charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Our vessels are operated in the Tankers International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

On October 18, 2005 we agreed to time charter our tankers to subsidiaries of OSG for terms of five to six and one-half years. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel, which we call the Broker Panel, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

MEMORANDA OF AGREEMENT

The following summary of the material terms of the memoranda of agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the memoranda of agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Memorandum of Agreement for each vessel listed as an exhibit to this report.

Pursuant to the memoranda of agreement that we entered on September 20, 2005, we acquired seven tankers from subsidiaries of OSG simultaneously with the closing of the IPO on October 18, 2005. The total purchase price for these vessels was equal to the net proceeds from the sale of 16,000,000 shares of common stock pursuant to the IPO, after deducting underwriting commissions and estimated offering expenses, borrowings of $236 million under the term loan portion of our credit facility and the issuance of 13,999,900 shares of our common stock to a wholly owned subsidiary of OSG. Each of our subsidiaries acquired one of the vessels set forth below. We are the borrower under our credit facility and each of our subsidiaries will guarantee our obligations under the credit facility.

Based on the IPO price of $12.00 per share, the aggregate purchase price for our fleet was approximately $580.6 million, however, as described elsewhere in this report, a portion of the purchase price was treated as a deemed dividend to OSG.

Under the memoranda of agreement, we had the right to inspect each of the vessels and its records in connection with our purchase. We completed such inspections using a qualified third party but we did not perform any underwater inspections prior to the time of delivery. OSG is responsible for repairing any class condition or recommendation that was found to have existed prior to the sale at its own cost. As of the date of this report, we are not aware of any recommendations that we believe are material.

CHARTER ARRANGEMENTS

The following summary of the material terms of the charters does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire time charter party for each vessel listed as an exhibit to this report.

General

Our wholly owned subsidiaries have agreed to time charter our vessels to the charterers under the charters for a period of five to six and one-half years, as set forth in the table below. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. The charterer must exercise its renewal option in writing at least 90 days prior to expiration of the existing charter. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the charter. The shipbrokers panel, which we call the Broker Panel, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. We have agreed to guarantee the obligations of each of our subsidiaries under the charters and OSG has agreed to guarantee each charterer’s obligation to make charter payments to us.

Vessel	Term of Initial Charter	Expiration of Initial Charter	Term of Extension Periods	Maximum Aggregate Extension Term
Overseas Ann	6½ years	April 17, 2012	1, 2 or 3 years	8 years
Overseas Chris	6 years	October 17, 2011	1, 2 or 3 years	8 years
Regal Unity	5½ years	April 17, 2011	1, 2 or 3 years	6 years
Overseas Cathy	6¼ years	January 17, 2012	1, 2 or 3 years	8 years
Overseas Sophie	5¾ years	July 17, 2011	1, 2 or 3 years	8 years
Rebecca	5 years	October 17, 2010	1, 2 or 3 years	5 years
Ania	5 years	October 17, 2010	1, 2 or 3 years	5 years

The charterers are wholly owned subsidiaries of OSG. Under the charters, we are required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels have been approved for trading (referred to in the industry as “vetting approvals”) by a minimum of four major oil companies and (ii) that we do not lose any vetting approvals that are required to maintain the vessels’ trading patterns. Tanker Management will perform those duties for us under the ship management agreements described below. If structural changes or new equipment is required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers will be required to pay the first $50,000 per year per vessel for all such changes. To the extent the cost of all such changes exceeds $50,000 the excess cost will be apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost. Each charter also provides that the basic hire will be reduced if the vessel does not achieve the performance specifications set forth in the charter. Pursuant to the charters, the charterers have agreed to endeavour to avoid or limit any liability to their customers for consequential damages. In addition, the charterers and OIN have agreed to use their commercial best efforts to charter our vessels on market terms and to ensure that preferential treatment is not given to any other vessels owned, managed or controlled by OIN or its affiliates.

The charterers have a right of first offer over the sale of a vessel, which, in the event we wish to sell a vessel, requires us to offer to sell the vessel to the applicable charterer at a price determined by a shipbroker panel. The charterers are not obligated to pay us charter hire for off hire days that include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, we have obtained loss of hire insurance that will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days per incident), following any loss under our hull and machinery policy.

The terms of the charters do not provide the charterers with an option to terminate the charter before the end of their respective terms. However, the charterers may terminate in the event of the total loss or constructive total loss of a vessel, if the vessel fails an inspection by a government and/or a port state authority, in the event the vessel fails to comply with the charter’s vetting requirements, or in the event that the vessel is rendered unavailable for charterers’ service for a period of thirty days or more as a result of detention of a vessel by any governmental authority, or by any legal action against vessel or owners, or by any strike or boycott by the vessel’s officers or crew.

Basic hire

Under each time charter, the daily charter rate for each of our vessels, which we refer to as basic hire, is payable to us monthly in advance and will increase annually. The basic hire under the charters for each vessel type during each year of the fixed term of the charter is as follows:

Charter Year	End of Charter Year*	VLCC (Ann, Chris and Regal Unity)	Aframax (Overseas Cathy and Overseas Sophie)	Aframax (Rebecca and Ania)
1	October 17, 2006	$37,200/day	$24,500/day	$18,500/day
2	October 17, 2007	37,400/day	24,700/day	18,700/day
3	October 17, 2008	37,500/day	24,800/day	18,800/day
4	October 17, 2009	37,600/day	24,900/day	18,900/day
5	October 17, 2010	37,800/day	25,100/day	19,100/day
6	October 17, 2011	38,100/day	25,400/day

*  The charters for the Overseas Cathy and the Overseas Ann expire on January 17, 2012 and April 17, 2012, respectively. During the period from October 17, 2011 to their respective expiration dates, the basic hire is $25,700 and $38,500 per day, respectively. The charter for the Regal Unity expires on April 17 , 2011 and the charter for the Overseas Sophie expires on July 17, 2011.

Under each time charter, the charterer has the option to renew the charter on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. Each such option will be exercisable not less than three months prior to the then effective charter expiration date. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by the Broker Panel, or (ii) the basic hire rate set forth in the charter. The Broker Panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

Additional Hire

Pursuant to our charter arrangements, the parent of each of the charterers, OSG International, Inc., or OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire. OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period. OSG has agreed to guarantee the additional hire payments due to us under the charter framework agreement. If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations. Additional hire is calculated on a time charter equivalent, or TCE, basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market. However, the manner in which charter hire is calculated for a given period depends on whether our vessels are operated in a pool or in the time or spot charter market. Currently, all of our vessels are operated in either the Tankers International Pool or the Aframax International Pool.

General provisions regarding additional hire.

For the First Four Fiscal Quarters. Additional hire is calculated at the end of each quarter through and including the quarter ending September 30, 2006 for the period commencing on the effective date of the charters and ending on the last day of the applicable quarter, as follows:

•	TCE revenue earned or deemed earned by the charterers for all of our vessels over the calculation period is aggregated;

•	the basic hire earned by all of our vessels during the calculation period is also aggregated;

•	additional hire for the calculation period is equal to 40% of the excess, if any, of the TCE revenue earned or deemed earned by the charterers over the basic hire earned by all of our vessels;

•
additional hire payable for the relevant quarter is equal to the excess, if any, of the additional hire for the calculation period over the amount of additional hire paid in respect of previous quarters; and

•
if, at September 30, 2006, the amount of additional hire paid since the effective date exceeds the amount of additional hire that would have been paid using a single calculation period that started on the effective date and ended on September 30, 2006, then the excess shall be available to offset future additional hire amounts until September 30, 2007.

The calculation period for each of the four quarters beginning on the effective date and ending on September 30, 2006 is the period commencing on the effective date and ending on the last day of such calendar quarter.

In Subsequent Fiscal Periods. Additional hire for any calendar quarter ending after September 30, 2006 will also be calculated on a fleetwide basis and will be equal to an amount that is 40% of the excess, if any, of (i) the aggregate of the rolling four quarter weighted average hire for all of our vessels in the calendar quarter over (ii) the aggregate of the basic hire earned by all of our vessels in that calendar quarter. The weighted average hire for each vessel will be determined by:

•
aggregating all TCE revenue earned or deemed earned by the vessel in the four quarter period ending on the last day of the quarter and dividing the result by the number of days the vessel was on hire in that four quarter period; and

•	multiplying the resulting rate by the number of days the vessel was on hire in the calendar quarter.

OIN is responsible for performing the additional hire calculations each quarter, subject to our right to review its calculations. Additional hire, if any, is payable on the 35th day following the end of each calendar quarter. We are not required to refund any additional hire payments made to us by OIN in respect of prior periods due to our vessels earning less than the basic hire amounts.

Additional hire for vessels operating in a pool.

General. In order to enhance vessel utilization and earnings, OSG is a member of the Tankers International Pool, which operates VLCCs and ULCCs, and the Aframax International Pool, which operates Aframaxes. Our vessels are currently operated in these pools. The Tankers International Pool currently consists of 47 vessels, including our three VLCCs, and the Aframax International Pool currently consists of 36 vessels, including our four Aframaxes. The large number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or COAs, which minimize idle time and distances travelled empty. We therefore believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

Allocation of pool revenues. Earnings generated by all vessels operating in a pool are expressed on a TCE basis and then pooled and allocated based on a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. Earnings from vessels operating on voyage charters in the spot market and on COAs within the pool need to be converted into TCEs (by subtracting voyage expenses such as fuel and port charges) while vessels operating on time charters within a pool do not need to be converted. For vessels operating on voyage charters in the spot market and on COAs, aggregated voyage expenses are deducted from aggregated revenues to result in an aggregate net revenue amount, which is the TCE amount. These aggregate net revenues are combined with aggregate time charter revenues to determine aggregate pool TCE revenue. Aggregate pool TCE revenue is then allocated to each vessel in accordance with the allocation formula. Because OSG currently operates all the VLCCs and Aframaxes it owns and charters-in in the Tankers International and Aframax International Pools, respectively, we expect that our vessels will be operated in these pools and that each charterer will earn its vessel’s share of the respective pool’s TCE revenue from the commencement of our time charters with OSG’s subsidiaries and for so long as OSG maintains its membership in that pool. However, OSG can withdraw from either pool at any time, and the members of either pool can agree to change the terms of their respective pools at any time. Furthermore, under the current terms of the respective pool agreements, OSG may withdraw a particular VLCC (including any of ours) from the Tankers International Pool and time charter it to third party for a term exceeding five years and may withdraw a particular Aframax (including any of ours) from the Aframax International Pool and time charter it to a third party for a term in excess of three years.

The amount of TCE revenue earned by our vessels that operate in a pool is equal to the pool earnings for those vessels, as reported to each charterer by the respective pool manager.

Additional hire for vessels operating outside of a pool.

If OSG withdraws any of our vessels from a pool, or if a pool disbands, the methodology for calculating TCE revenue for determination of additional hire with respect to that vessel will change in the applicable quarter. In that case, TCE revenue for the affected vessel will be equal to:

•
for periods under time charters:  actual time charter hire earned by the charterer under time charters to third parties for any periods during the quarter that the vessel operates under the time charter, less ship broker commissions paid by the charterer to unaffiliated third parties in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the charterer to unaffiliated third parties in an amount not to exceed 1.25% of such time charter hire; plus

•
for periods in the spot market:  the TCE revenue deemed earned by the charterer in the spot market, calculated as described under the special provisions referred to below. We define spot market periods as periods during the quarter that a vessel is not subchartered by the charterer under a time charter or operating in a pool and during which the vessel is on hire under our time charter with the charterer.

Special provisions regarding the calculation of additional hire when vessels are operated outside of a pool and not in the time charter market.

If a vessel is operated by a charterer outside of a pool and not in the time charter market (i.e., in the spot market), TCE revenue is deemed earned for the period that the vessel is operating on the spot market and is on hire under our time charter. TCE revenue is calculated each quarter using averages of the daily spot rates (expressed in Worldscale Points) for the routes specified below, as determined by the Broker Panel. We refer to these averages as the average spot rates and we refer to these routes as the notional routes. The average spot rates is determined for the notional routes as follows:

•
multiplying the daily spot rate expressed in Worldscale Points (first divided by 100) by the applicable Worldscale flat rate (expressed in U.S. dollars per ton of cargo) for the notional route as set forth in the New Worldwide Tanker Nominal Freight Scale issued by the Worldscale Association for the relevant period and multiplying that product by the cargo size (in tons) for each vessel type to calculate freight income;

•	subtracting voyage costs consisting of brokerage commissions of 2.5% and commercial management costs of 1.25%, bunker costs and port charges from freight income to calculate voyage income; and

•	dividing voyage income by voyage duration, including time in port.

A TCE per-day rate is calculated based on the average spot rates reported by the Broker Panel and weighted by the notional routes as described below. TCE revenue for the vessel is calculated by multiplying the TCE per-day rate by the number of days the vessel was operating on hire under our time charter during that quarter.

The Broker Panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and OIN. If Worldscale ceases to be published, the Broker Panel shall use its best judgment in determining the nearest alternative method of assessing the market rates on the specified voyages.

On the last day of each calendar quarter, OIN will instruct the Broker Panel to determine for each notional route the average spot rate for the relevant period during that quarter that the vessel was on hire. Periods for which a vessel is off hire under our time charter for any reason are excluded from the calculation. The Broker Panel will be instructed to deliver their assessment of the average spot rates no later than the fifth business day following the instruction date to make such assessment. Upon receipt of the Broker Panel’s assessment of the average spot rates, OIN will calculate the TCE revenue deemed earned by each charterer for the relevant periods during that quarter, and will deliver such calculation to us no later than the fifth business day following the date on which it receives the average spot rate assessment from the Broker Panel. Such TCE revenue amounts are included in the additional hire calculation for the quarter. Determinations of the Broker Panel will be binding on us and OIN. We and OIN will share equally the cost of such Broker Panel assessment and of any experts engaged by the Broker Panel.

The notional routes, cargo sizes and the weighting to be applied to each route in calculating the time charter equivalent daily rates is as follows:

1.	Aframaxes

Puerta la Cruz to Corpus Christi with 70,000 tons of crude (50% weight) Sullom Voe to Wilhelmshaven with 80,000 tons of crude (25% weight) Banias to Lavera with 80,000 tons of crude (25% weight)

2.	VLCCs

Ras Tanura to Chiba with 250,000 tons of crude (50% weight) Ras Tanura to LOOP with 280,000 tons of crude (46% weight) Offshore Bonny to LOOP with 260,000 tons of crude (4% weight)

The notional routes are intended to represent routes on which Aframaxes and VLCCs are typically traded by the charterers. If during the term of the charter, in OIN’s reasonable opinion, any notional route ceases to be used by Aframaxes or VLCCs, as the case may be, or the selection of bunkering ports for purposes of determining bunker prices ceases to be representative of bunkering practice along a notional route, OIN may, with our consent, which we may not unreasonably withhold, instruct the Broker Panel to substitute alternative notional routes and bunkering ports that most closely match the routes and bunkering ports then being used by Aframaxes or VLCCs and to apply appropriate weights to such alternative routes for such period.

If in OIN’s reasonable opinion it becomes impractical or dangerous, due to war, hostilities, warlike operations, civil war, civil commotion, revolution or terrorism for Aframax tankers and VLCCs to operate on the notional routes, OIN may request our agreement, which we may not unreasonably refuse, for the average daily rate to be determined during the period of such danger or restriction of trading using average spot rates determined by the Broker Panel for alternative notional routes proposed by the charterer that reasonably reflect realistic alternative round voyage trade for Aframaxes and VLCCs during the period of such danger or restriction of trading. In such event, the TCE revenue for such period will be calculated using the daily spot rates for such alternative routes and applying such weights as determined by the charterer, with our agreement, which we may not unreasonably refuse.

Additional details on the calculation of TCE revenue for spot periods are set forth below:

•
Calculation of voyage duration. The voyage duration for each notional route is calculated for the laden and ballast legs of a round trip on such notional route using the distance, speed and time in port specified below for each vessel.

•	Data used in calculations. The following data is used in the above calculations and is subject to annual review to ensure consistency with industry standards:

Bunkers in port

For Overseas Cathy and Overseas Sophie: loading 20 tons; discharging 20 tons.

For Rebecca and Ania: loading 20 tons; discharging 20 tons.

For VLCCs: loading 50 tons; discharging 200 tons.

Bunker costs

Bunkers used in the calculation of freight income are determined based on speed, distance and consumption of bunkers at sea and in port. Bunker costs are equal to the bunkers used multiplied by the bunker price. Bunker prices are as published by Platts Bunkerwire, or a similar publication or quotation service mutually acceptable to us and the charterer, and are increased for barge delivery charges to reflect the average barge delivery charges in the applicable port over the prior applicable period.

Bunker prices for Aframaxes: the weighted average of the daily mean prices during the spot period for Marine Fuel Oil grade IFO 380 CST prevailing at each of Houston (50% weighting), Rotterdam (25% weighting) and Gibraltar (25% weighting).

Bunker prices for VLCCs: the average of the daily mean prices during the spot period for Marine Fuel Oil grade IFO 380 CST prevailing at each of Fujairah and Houston, averaged on an equal weighting.

Port charges

The port charges for each notional route are equal to the sum of port tariffs, tugs and other port call expenses at the loading and discharging ports, in U.S. dollars, converted if necessary at the exchange rate in effect on the last calendar day of the period for which the TCE day rate is being calculated.

Time in port

For Aframaxes: 5 days, which is split 2 days loading, 2 days discharging and 1 day idling.

For VLCCs: 7.5 days, which is split 3 days loading, 3 days discharging and 1.5 days idling.

Distance

The distance for each notional route is determined according to the “World-Wide Marine Distance Tables” published by British Petroleum.

Speed and consumption at sea

For Overseas Cathy and Overseas Sophie: 15 knots at 60 tons per day in laden condition and 15 knots at 60 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

For Rebecca and Ania: 13.3 knots at 37 tons per day in laden condition and 13.3 knots at 37 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

For VLCCs: 14.75 knots at 105 tons per day in laden condition and 15.75 knots at 100 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire ship management agreement for each vessel listed as an exhibit to this report.

Our vessel owning subsidiaries have entered into fixed rate ship management agreements with Tanker Management. Under the ship management agreements, Tanker Management is responsible for all technical management and most of the associated costs, including crewing, maintenance, repair, drydockings (subject to the provisions described below), maintaining required vetting approvals, and other vessel operating expenses, but excluding insurance premiums and vessel taxes. We have agreed to guarantee the obligations of each of our subsidiaries under the ship management agreements.

Tanker Management is responsible for all scheduled drydocking costs related to our vessel during the term of the ship management agreement. However, if a ship management agreement is terminated, we will make a payment to Tanker Management in the amount of the cumulative scheduled drydocking costs paid by Tanker Management in excess of the cumulative drydock-related management fee payments paid by us, in accordance with the terms set forth in the applicable ship management agreement. If at such time cumulative drydock-related management fee payments paid by us exceed cumulative scheduled drydocking costs paid by Tanker Management, we will receive a payment from Tanker Management in the amount of the difference. Following the first drydocking of the applicable vessel, we will be responsible for any reasonably unanticipated repair to a vessel that (i) is not due to the fair wear and tear of the vessel and (ii) exceeds any insurance or warranty coverage amounts.

Tanker Management is also obligated under the ship management agreements to arrange for insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance and we are responsible for the payment of all premiums. Tanker Management is responsible for the payment of deductibles subject to the following per claim limits:

•	for our hull and machinery policy, $185,000 for claims on any of our VLCCs and $110,000 for claims on any of our Aframaxes;

•	for our protection and indemnity policy:

$100,000 for claims under the running down clause and the fixed and floating objects clause, and

$15,000 for all other protection and indemnity claims.

Tanker Management is not required to make any payments in respect of any off hire period which is not covered by loss of hire insurance. We have obtained coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss or constructive total loss of the vessel). Tanker Management is permitted to assign its duties under the ship management agreements to an affiliate at any time.

Each ship management agreement is coterminous with the time charter of the associated vessel. An extension of a time charter will trigger an extension of the associated ship management agreement unless it is cancelled as described below. Under each ship management agreement, we will pay Tanker Management a technical management fee in exchange for the management services and payment of costs described above, expressed in dollars per day that is payable monthly in advance and calculated on the actual number of days in the month. For each management agreement, the technical management fee is fixed for the first two years and increases by 2.5% per year thereafter for the duration of the agreement.

The schedule of technical management fees for the initial charter period is as follows:

Year of Agreement	End of Annual Period	VLCC	Aframax
1	October 17, 2006	$6,500/day	$5,800/day
2	October 17, 2007	6,500/day	5,800/day
3	October 17, 2008	6,663/day	5,945/day
4	October 17, 2009	6,829/day	6,094/day
5	October 17, 2010	7,000/day	6,246/day
6	October 17, 2011	7,175/day	6,402/day
7	October 16, 2012	7,354/day	6,562/day

Under the ship management agreements, Tanker Management has agreed to maintain our vessels so that they comply with the requirements of our charters and are in class with valid certification, and to keep them in the same good order and condition as when delivered, except for ordinary wear and tear. In addition, Tanker Management is responsible for our fleet’s compliance with all government, environmental and other regulations.

The ship management agreements are cancelable by us for any reason at any time upon 90 days advance notice. Tanker Management will not be able to cancel the agreement except for cause prior to the second anniversary. Following the second anniversary, termination by Tanker Management requires at least 90 days advance notice. Both parties also have the right to terminate any of the ship management agreements if the relevant charter has been terminated. If a ship management agreement is terminated, we will be required to pay a termination fee of $45,000 per vessel to cover costs of the manager associated with termination. We will also be required to obtain the consent of the applicable charterer and our lenders before we appoint a new manager; however, such consent may not to be unreasonably withheld. Each charterer also has the right to cause us to change the manager of the vessel under certain circumstances if it is dissatisfied with the manager’s performance.

OSG and its affiliates, including Tanker Management, provide or will provide technical and operational management and payroll and support services for OSG’s fleet of vessels, including vessels that are majority owned by independent third parties.

OUR FLEET

The following chart summarizes certain information about the seven vessels in our fleet.

Vessel	Year Built	Dwt	Current Flag	Classification Society
VLCC
Overseas Ann	2001	309,327	Marshall Islands	Lloyds
Overseas Chris	2001	309,285	Marshall Islands	Lloyds
Regal Unity	1997	309,966	Marshall Islands	ABS
Aframax
Overseas Cathy	2004	112,028	Marshall Islands	ABS
Overseas Sophie	2003	112,045	Marshall Islands	ABS
Rebecca	1994	94,873	Marshall Islands	ABS
Ania	1994	94,848	Marshall Islands	ABS

The Regal Unity was built in Japan by Universal Shipbuilding Corporation (formerly Hitachi Zosen Corporation) and our other six vessels were built by Hyundai Heavy Industries Co. in South Korea, in each case under full-time on-site supervision of OSG’s in-house naval architects.

The vessels were built to OSG’s specifications, which, in many areas, exceed industry and shipyard standards and regulatory requirements in place at the time of construction. The vessels were built with limited use of high tensile steel and incorporate additional steel in areas subject to high stress. All of our vessels incorporate higher coating specifications for both the hull and the cargo tanks to minimize corrosion, reduce maintenance and help protect the environment. In addition, all of our vessels have been outfitted with high quality navigation and safety equipment as well as enhanced anti-pollution features. As a result, we believe our vessels are among the most efficient and safest tankers in the world.

RISK OF LOSS AND INSURANCE

Our operations may be affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Tanker Management is responsible for arranging for the insurance of our vessels on terms specified in the ship management agreements, which we believe are in line with standard industry practice. We are responsible for the payment of premiums. Tanker Management is responsible for the payment of deductibles, up to the amounts specified in the ship management agreements, but will not be required to reimburse us for off hire periods that are not covered by loss of hire insurance. In accordance with the ship management agreements, Tanker Management will arrange for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Tanker Management has also agreed in the ship management agreements to arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms. Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy. We have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel). Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our anticipated insurance coverage will be adequate to protect us against the accident-related risks involved in the conduct of our business and that we will maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to obtain adequate insurance coverage at commercially reasonable rates in the future following termination of the ship management agreements.

INSPECTION BY A CLASSIFICATION SOCIETY

Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 30 of this report.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under our ship management agreements, Tanker Management has assumed technical management responsibility for our fleet, including compliance with all government and other regulations. If our ship management agreements with Tanker Management terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance. However, in such event we may be unable to hire another party to perform these and other services for a fixed fee as is the case with Tanker Management, and we may incur substantial costs to comply with environmental requirements.

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Tanker Management is required to maintain operating standards for all of our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

INTERNATIONAL MARITIME ORGANIZATION

In April 2001, the IMO adopted regulations under the International Convention for the Prevention of Pollution from Ships, or MARPOL, requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993, to have double hull, mid-deck or equivalent design. At that time the regulations also required the phase-out of non-double hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age. Existing single hull tankers were required to be phased out unless retrofitted with double hull, mid-deck or equivalent design no later than 30 years after delivery. These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate. Subsequent amendments to the MARPOL regulations accelerated the phase out of single hull tankers to 2005 for Category I vessels and 2010 for Category II and III vessels. Category I vessels are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are pre-MARPOL Segregated Ballast Tanks (SBT) tankers. Category II tankers are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are post-MARPOL SBT tankers. Category III tankers are tankers above 5,000 dwt, but below the deadweight specified for Category I and II tankers above. The IMO may adopt additional regulations in the future that could further restrict the operation of single hull vessels. All of the tankers we acquired are double-hulled and are thus not subject to phase-out under existing IMO regulations.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels are currently compliant with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect Tanker Management’s ability to manage our ships.

Under the International Safety Management Code, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Tanker Management will rely upon its safety management system.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Tanker Management has the requisite documents of compliance for its offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. Tanker Management is required to renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $931 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $132 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on September 8, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans, or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required.

U.S. OIL POLLUTION ACT OF 1990 AND COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat or demise charterers are “responsible parties” who are liable, without regard to fault, for all containment and clean-up costs and other damages, including property and natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels.

In general, OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages associated with discharges of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. Similarly, these limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the maximum limits of liability described above for OPA and CERCLA (combined), or $1,500 per gross ton for tankers. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Tanker Management has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

Tanker Management has arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the charterer’s business, which could impair the charterer’s ability to make payments to us under our charters, and on Tanker Management’s business, which could impair Tanker Management’s ability to manage our vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of the vessels we acquired have double hulls.

OPA also amended the Federal Water Pollution Control Act to require owners and operators of vessels to adopt vessel response plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”. In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Tanker Management is responsible for ensuring our vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

EUROPEAN UNION TANKER RESTRICTIONS

In July 2003, in response to the Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers used for the transport of oil from entering into its ports or offshore terminals by 2010. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. All of the tankers we acquired are double hulled. The European Union has also adopted legislation that: (1) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters, creates an obligation of port states to inspect at least 25% of vessels using these ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and (2) provides the European Union with greater authority and control over classification societies (private organizations that, among other things, inspect and monitor ships and assess whether ships meet required technical standards), including the ability to seek to suspend or revoke the authority of negligent societies. In addition, the European Union is considering the adoption of criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

VESSEL SECURITY REGULATIONS

As of July 1, 2004, all ships involved in international commerce and the port facilities that interface with those ships must comply with the new International Code for the Security of Ships and of Port Facilities, or ISPS Code. The ISPS Code, which was adopted by the IMO in December 2002, provides a set of measures and procedures to prevent acts of terrorism, which threaten the security of passengers and crew and the safety of ships and port facilities. All of our ships have obtained an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessels flag state and each vessel has developed and implemented an approved Ship Security Plan.

LEGAL PROCEEDINGS

The nature of our business, which involves the acquisition, chartering and ownership of our vessels, exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. Under rules related to maritime proceedings, certain claimants may be entitled to attach charter hire payable to us in certain circumstances. There are no actions or claims pending against us as of the date of this report.

C.	ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels that the subsidiaries own as of December 31, 2005:

Subsidiary	Vessel
Ann Tanker Corporation	Overseas Ann
Chris Tanker Corporation	Overseas Chris
Regal Unity Tanker Corporation	Regal Unity
Cathy Tanker Corporation	Overseas Cathy
Sophie Corporation	Overseas Sophie
Rebecca Corporation	Rebecca
Ania Aframax Corporation	Ania

D.	PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of vessels and the following table sets forth the fleet that we operate as of December 31, 2005:

Vessel	Type	Approximate DWT	Construction	Flag
Overseas Ann	VLCC	309,327	Double-Hull	Marshall Islands
Overseas Chris	VLCC	309,285	Double-Hull	Marshall Islands
Regal Unity	VLCC	309,966	Double-Hull	Marshall Islands
Overseas Cathy	Aframax	112,028	Double-Hull	Marshall Islands
Overseas Sophie	Aframax	112,045	Double-Hull	Marshall Islands
Rebecca	Aframax	94,873	Double-Hull	Marshall Islands
Ania	Aframax	94,848	Double-Hull	Marshall Islands

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with out financial statements and notes thereto included elsewhere in this report. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to these statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and our predecessor combined carve-out financial statements, which we call our combined financial statements, and the related notes. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ from those contained in the forward-looking statements and such differences may be material.

OVERVIEW - PREDECESSOR

For the period form January 1 through October 17 2005 and for the years ended December 31, 2002, 2003 and 2004, the combined financial statements presented herein with respect to our seven vessels have been carved out of the consolidated financial statements of OSG. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand-alone entity for all periods presented or of future results.

We refer to the companies that owned our seven vessels collectively as our predecessor, or, in the financial statements that form a part of this report, as OSG Crude. Our predecessor’s fleet consisted of the same vessels that we acquired upon the completion of the IPO: three modern, double hull VLCCs and four modern, double hull Aframaxes that have a combined carrying capacity of 1.3 million dwt. All of these vessels operated in pools during the period form January 1 through October 17 2005 and the three years ended December 31, 2004 or since delivery of the vessel.

To the extent the assets, liabilities, revenues and expenses relate to our predecessor, these have been identified and carved out for inclusion in our combined financial statements. OSG’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to our seven vessels are not included in our combined financial statements. In addition, the preparation of our combined financial statements required the allocation of certain expenses where these items were not identifiable as related to our predecessor.

General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees and travel and entertainment were allocated based on the total number of vessels (weighted by days owned by our predecessor) in the respective fleets of our predecessor and OSG for each of the periods presented. Management believes that the allocation of general and administrative expenses was based on a reasonable method.

BUSINESS

On October 18, 2005, we acquired the seven vessels in our fleet. We have chartered our vessels to subsidiaries of OSG under fixed rate charters for minimum terms of five to six and one-half years. The charters commenced on the delivery of the vessels to us. The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of five, six or eight years, depending on the vessel, from the initial expiration date. See the section of this report entitled “Item 4. Information on the Company ─ Charter Arrangements” for a more detailed description of our charter arrangements. We have also entered into ship management agreements with a subsidiary of OSG for the technical management of our vessels that substantially fix our operating expenses (excluding insurance premiums and vessel taxes) for two years. See the section of this report entitled “Item 4. Information on the Company — Ship Management Agreements” for a more detailed description of our ship management agreements. When they were owned by our predecessor, our vessels were operated primarily in the spot market, and our predecessor was not a party to comparable ship management agreements. As such, our operations will differ significantly from the historical operations of our predecessor upon which our combined financial statements are based. In particular, we expect that for so long as our chartering and ship management arrangements are in place with OSG for all of our vessels, our revenues will be generated primarily from time charter payments made to us by subsidiaries of OSG and our vessel operating expenses (excluding insurance premiums and vessel taxes) under the ship management agreements will be substantially fixed. These arrangements are designed to provide us with a more stable cash flow than historically experienced by our predecessor, as our expenses will be substantially fixed through our ship management agreements and, so long as our ships are not off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters.

FACTORS AFFECTING OUR HISTORICAL RESULTS

The historical revenues of our predecessor were highly sensitive to patterns of supply and demand. Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, primarily because of scrapping. Management makes economic decisions based on anticipated time charter equivalent, or TCE, rates and evaluates financial performance based on TCE rates achieved.

The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

The principal factors that have affected our predecessors’ financial position, results of operations and cash flow include:

•	the earnings of our vessels in the spot charter market;

•	vessel operating expenses;

•	administrative expenses that have been allocated to the vessels; and

•	depreciation and interest expense.

The vessels owned by our predecessor operated in either the Tankers International pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2004 and the period form January 1 through October 17 2005. Vessels operating in such pools are exposed to the volatility of the spot market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The following table sets forth the average daily time charter equivalent rates earned by our vessels during the last three years.

	Year Ended December 31,		2005
	2003	2004	Jan 1 - Oct 17

VLCCs	41,786	77,422	53,392
Aframaxes	25,463	38,831	33,296

Vessel operating expenses are the direct costs associated with running a vessel and include crew costs, vessel stores and supplies, repairs and maintenance, drydockings, lubricating oils, insurance and communication costs.

General and administrative expenses include directors’ fees and expenses, salaries and benefits, office rent, legal and professional fees, directors and officers insurance and miscellaneous fees and expenses.

Depreciation is the periodic cost charged to income for the reduction in usefulness and long-term value of the vessels. Historically, the cost of our vessels was depreciated over 25 years on a straight-line basis.

Interest expense relates to a bank loan and loans payable to a wholly owned subsidiary of OSG. The amount of interest expense is determined by the amount of loans outstanding from time to time and applicable interest rates.

FACTORS AFFECTING OUR FUTURE RESULTS

After the closing of the IPO on October 18, 2005, the principal factors that are expected to affect our future results of operations and financial condition include:

•	the fixed basic charter rate that we are paid under our charters;

•	the amount of additional hire that we receive under our charter arrangements;

•	the number of off hire days during which we will not be entitled, under our charter arrangements, to receive either the fixed basic charter rate or additional hire;

•	the amount of daily technical management fees payable under our ship management agreements;

•	our general and administrative and other expenses;

•	our insurance premiums and vessel taxes;

•	any future vessel acquisitions; and

•	our interest expense.

Our future revenues are expected to be principally derived from fixed rate time charters with subsidiaries of OSG. All seven vessels that have been acquired from subsidiaries of OSG are chartered to subsidiaries of OSG.

Our future expenses are expected to consist primarily of daily technical management fees payable under our ship management agreements, interest expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses. Our vessel owning subsidiaries have entered into ship management agreements with Tanker Management, a subsidiary of OSG, under which it is responsible for all technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings (subject to certain adjustments when the agreement is terminated), stores and supplies, lubricating oils and insurance deductibles (subject to the limits on deductibles set forth in the ship management agreements). Under these agreements, we pay a fixed daily fee for the cost of vessels’ operations, including scheduled drydockings, for each vessel, which will increase by 2.5% annually after the second year. Other than (i) the technical management fees payable under our ship management agreements, which have a duration of two years, and are cancelable by Tanker Management upon 90 days notice, (ii) interest that is payable on any indebtedness that we have incurred and may incur in the future under our credit facility, (iii) commitment fees under our credit facility (for so long as we do not make any further borrowings under the vessel acquisition facility or the working capital facility), (iv) compensation paid to our executive officers, which is fixed during the terms of their employment agreements, and (v) our directors’ fees, none of our future fees or expenses are fixed.

The charterers will pay us a fixed basic charter rate monthly in advance and additional hire, if any, quarterly in arrears. We will pay daily technical management fees under our ship management agreements monthly in advance. We are required to pay interest under our credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

CRITICAL ACCOUNTING POLICIES

The financial statements for DHT and our combined carve-out financial statements for our predecessor are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all of our material accounting policies, see Note A to our combined carve-out financial statements, included as item 18 to this report.

Carve-out of the Financial Statements of OSG

For all periods prior to and through October 17, 2005, our combined carve-out financial statements include the accounts of seven wholly owned subsidiaries of OSG, a publicly traded company incorporated in Delaware. These combined carve-out financial statement have been prepared to reflect the financial position, results of operations and cash flows of our predecessor, which owned the vessels to be acquired by our subsidiaries. Our combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The assets, liabilities, results of operations and cash flows were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses, which were not identifiable as relating to specific vessels, were allocated based on our predecessor’s proportionate share of OSG’s total ship operating days for each of the periods presented. Ship operating days consist of the aggregate number of calendar days in a period in which our vessels are owned by us. Management believes these allocations to reasonably present our predecessor’s financial position, results of operations and cash flows. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had our predecessor operated as an independent stand-alone entity for the periods presented. Had our predecessor operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Revenue Recognition

Both prior to and following the IPO, our vessels have generated revenue by operating in pools. Shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a TCE basis in accordance with an agreed-upon formula. For vessels operating in pools or on time charters, shipping revenues are substantially the same as TCE revenues.

Our three VLCCs participate in the Tankers International Pool and our four Aframaxes participate in the Aframax International Pool. Each of these pools generate a majority of its revenue from voyage charters. Within the shipping industry, there are two methods used to account for voyage revenues and expenses: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues and expenses ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and expenses and the method used by the pools in which we participate.

Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues and expenses can be estimated with a greater degree of accuracy. Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized ratably over the periods of such charters, as service is performed. In accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time it was delivered less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. In the shipping industry, use of a 25-year life has become the standard. The actual life of a vessel may be different. We have evaluated the impact of the revisions to MARPOL Regulation 13G that became effective April 5, 2005 and the EU regulations that went into force on October 21, 2003 on the economic lives assigned to the fleet. Because the fleet consists of modern, double hull vessels, the revised regulations do not affect any of our vessels. If the economic lives assigned to the tankers prove to be too long because of new regulations or other future events, higher depreciation expense and impairment losses could result in future periods related to a reduction in the useful lives of any affected vessels.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values have been cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

RESULTS OF OPERATIONS

Income from Vessel Operations

During the period from January 1, 2005 through October 17, 2005, TCE revenues for our predecessor, OSG Crude, were $83,361,000 compared to $135,967,000 for full year 2004. This decrease is a result of a shorter period in 2005 and lower average daily TCE rates in 2005 compared to 2004. During 2004, TCE revenues increased by $70,127,000, or 107%, to $135,967,000 from $65,840,000 in 2003. This improvement resulted from increases in the average daily TCE rates earned of $20,583 per day and in revenue days of 564 days. The increase in revenue days was primarily attributable to the late 2003 delivery of the Overseas Sophie and the delivery of the Overseas Cathy in 2004.

On October 18, 2005, we acquired the seven vessel from OSG Crude and commenced operating as an independent company and agreed to time charter our vessels to subsidiaries of OSG for periods of five to six and one-half years under charters that provide for fixed monthly payments, plus the potential to earn additional profit sharing payments. For the period from October 18, 2005 through December 31, 2005, TCE revenues were $20,173,000, which consisted of basic hire of $14,667,000 and additional hire of $5,506,000.

For the period from January 1, 2005 through October 17, 2005 and for the years ended 2004 and 2003, all of our TCE revenues were derived in the spot market, because pools predominantly perform voyage charters. From October 18, 2005 through December 31, 2005 all of our TCE revenues were derived from our charter arrangements with OSG.

Prior to October 18, 2005, reliance on the spot market contributed to fluctuations in our revenue, cash flow and net income, but afforded us greater opportunity to increase income from vessel operations when rates rise. After October 18, 2005, our revenue, cash flow and net income/(loss) is less dependent on the development in the spot market as the charter agreements for our seven vessels provide for fixed monthly payments plus the potential to earn additional profit sharing payments when the vessels’ earnings in the commercial pools exceed the fixed monthly payments.

During the period from January 1, 2005 through October 17, 2005, vessel expenses for our predecessor, OSG Crude, were $14,433,000 compared to $15,601,000 for full year 2004. This decrease is due to a shorter period in 2005 offset by increases in crew costs and running repairs for the Ania and Rebecca during the period from January 1, 2005 through October 17, 2005. On October 18, 2005, we acquired the seven vessel from OSG Crude and commenced operating as an independent company and entered into management agreements with Tanker Management Ltd., a subsidiary of OSG, for the technical management of our seven vessels in exchange for a fee that is substantially fixed for the first two years of the agreement. For the period from October 18, 2005 through December 31, 2005, vessel expenses were $3,675,000. Vessel expenses increased by $4,645,000 to $15,601,000 in 2004 from $10,956,000 in 2003 principally as a result of the vessel deliveries described above.

During the period from January 1, 2005 through October 17, 2005, depreciation and amortization expenses were $14,462,000 compared to $17,762,000 for the full year 2004. For the period from October 18, 2005 through December 31, 2005, depreciation and amortization expenses were $3,478,000. Depreciation and amortization expenses increased by $3,070,000 to $17,762,000 in 2004 from $14,692,000 in 2003 as a result of the vessel deliveries described above.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other employee related costs, office rent, legal and professional fees and travel and entertainment. Prior to October 18, 2005, general and administrative expenses were allocated based on our predecessor’s proportionate share of OSG’s total ship operating days for each of the periods presented for our seven vessel. Ship operating days represent the aggregate number of days OSG owned its vessels, and were 2,030 for the period from January 1, 2005 through October 17, 2005, 2,533 days in 2004 and 1,893 in 2003. Management believes these allocations reasonably present our predecessor’s financial position, results of operations and cash flows.

During the period from January 1, 2005 through October 17, 2005, general and administrative expenses were $5,759,000 compared to $7,269,000 for the full year 2004 and $4,828,000 for 2003. For the period from October 18, 2005 through December 31, 2005, general and administrative expenses were $746,000.

Management estimates that on a stand-alone basis, general and administrative expenses will amount to approximately $2.3 million per year starting in 2006, which includes directors’ fees and expenses, the salary and benefits of our two executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense

During the period from January 1, 2005 through October 17, 2005, interest expense was $3,596,000 compared to $8,645,000 for the full year 2004. For the period from October 18, 2005 through December 31, 2005, interest expense, including amortization of deferred debt issuance cost, was $2,872,000. Interest expense increased by $2,712,000 to $8,645,000 in 2004 from $5,933,000 in 2003, principally as a result of a decrease of $3,421,000 in interest capitalized in connection with vessel construction due to the delivery of the Overseas Sophie and the Overseas Cathy and an increase in the average rate paid on the loans payable to OSG and long-term debt, partially offset by a decrease in the average amount of loans payable to OSG outstanding in 2004 compared with 2003.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry. We financed the acquisition of our seven vessels with the net proceeds of the IPO, borrowings under our credit facility and through the issuance of shares of our common stock to a subsidiary of OSG. Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal at maturity under our credit facility. Initially, we intend to fund our working capital requirements with cash from operations and, if necessary, borrowings under our credit facility, which includes a $15 million working capital facility. We collect our basic hire monthly in advance and pay our ship management fees monthly in advance. We receive additional hire payable quarterly in arrears. We intend to pay quarterly cash dividends denominated in U.S. dollars to the holders of our common shares in amounts substantially equal to the charter hire received by us under our charters, less cash expenses and any cash reserves established by our board of directors. In February 2005, based on the operations from October 18 to December 31, 2005, we declared a dividend of $12.9 million, or $0.43 per share, and paid that dividend on March 24, 2005 to shareholders of record on March 10, 2005. We believe that our cash flow from our charters will be sufficient to fund our interest payments under our secured credit facility and our working capital requirements for the short and medium term. We will likely need to fund any future vessel acquisitions with additional borrowings under our credit facility, which includes a $150 million vessel acquisition facility that, subject to the satisfaction of conditions to drawdown, permits us to borrow amounts to pay all or a portion of the purchase price of additional vessels. We may refinance all or a portion of any additional indebtedness that we incur for vessel acquisitions from time to time with the net proceeds of future equity issuances. As of December 31, 2005 we were in compliance with the financial covenants contained in our secured loan agreement.

For periods prior to October 17, 2005, our combined financial statements represent the operations of our vessels by our predecessor. The acquisition of the vessels by our predecessor and their operations were funded by bank debt and loans from OSG. As a result, our combined financial statements are not indicative of the financial position, results of operations or cash flows we would have achieved had we operated as an independent stand-alone entity during the periods presented or of future results.

Working capital at December 31, 2005 was approximately $12,176,000 compared with $21,128,000 at December 31, 2004 and $4,620,000 at December 31, 2003. At December 31, 2005, additional hire related to the period from October 18, 2005 through December 31, 2005, which amounted to $5,506,000, had not been received from the charterers. Unbilled voyage receivables at December 31, 2004 equaled $27,440,000 compared with $11,089,000 at December 31, 2003. As of December 31, 2004, such balance represents our share of unremitted pool earnings of $18,148,000 ($7,257,000 at December 31, 2003) due from the Tankers International Pool and $9,292,000 ($3,832,000 at December 31, 2003) due from the Aframax International Pool. The increase in amounts due from each of the pools is principally the result of the significant increase in TCE rates earned by our VLCCs and Aframaxes in the fourth quarter of 2004 ($109,578 per day for VLCCs and $57,579 per day for Aframaxes) compared with the comparable quarter of 2003 ($37,586 per day for VLCCs and $23,616 per day for Aframaxes).

Net cash provided by operating activities was approximately $83,210,000 during the period from January 1, 2005 through October 17, 2005 compared with approximately $87,988,000 in 2004 and $41,273,000 in 2003. Net cash provided by operating activities was approximately $15,893,000 from October 18, 2005 through December 31, 2005. The treasury functions of OSG are managed centrally. Accordingly, cash received by our predecessor (principally charter hire) was swept from our accounts to OSG for investment purposes, with a corresponding reduction in the loan payable to OSG. Cash required by our predecessor (principally vessel operating expenses, voyage expenses and debt amortization) was transferred from OSG with a corresponding increase in the loan payable to OSG. We had total debt outstanding of $236,000,000 at December 31, 2005, all of which is due to Royal Bank of Scotland, compared with $259,851,000, including $170,251,000 due to OSG, at December 31, 2004, and $334,403,000, including $239,603,000 due to OSG, at December 31, 2003. Loans payable to OSG did not have fixed repayment dates. In 2004 and 2003 and for the 290 days ended October 17, 2005, available net cash provided by operating activities was used to repay certain of the amounts advanced by OSG.

During the second quarter of 2005, OSG made a capital contribution of approximately $114,320,000 to our predecessor, reducing loans payable to OSG to zero.

In July 2005, our predecessor repaid the outstanding balance of its long-term debt with funds contributed to capital by OSG.

AGGREGATE CONTRACTUAL OBLIGATIONS

We did not assume any of the debt that was allocated to our predecessor. As of December 31, 2005 our long-term contractual obligations are as follows:

$ in thousands	Summary Long-Term Future Contractual Obligations
	2006	2007	2008	2009	2010	2011	2012
Ship management agreements(1)	15,600	15,600	16,000	16,400	16,800	17,200	17,600
Long-term debt(2)	249,200	249,200	249,200	249,200	249,200	224,250	198,600
Total	264,800	264,800	265,200	265,600	266,000	241,450	216,200

(1)    Our ship management agreements are cancelable by us at any time upon 90 days notice. Each charterer has the right to approve the replacement manager that we select; however, such approval may not to be unreasonably withheld. Each charterer also has the right to cause us to change the manager of its vessel under certain circumstances if it is dissatisfied with the manager’s performance. In addition, in the event a ship management agreement is terminated, we will make a payment to Tanker Management in the amount of the aggregate drydocking costs paid by Tanker Management in excess of the aggregate drydock-related management fee payments charged to us, in accordance with the terms set forth in the applicable ship management agreement. If at such time drydock-related management fee payments exceed aggregate drydocking costs, we will receive a payment from Tanker Management in the amount of the difference.
(2)    Amounts shown include contractual interest obligations on $236  million of debt under the term portion of our credit facility. The interest obligations have been determined using an interest rate of 5.60% per annum based on the interest rate swap arrangement that was effective as of October 18, 2005. The interest on the balance outstanding is payable quarterly and the principal is payable in quarterly installments of $6,062,500 commencing on January 18, 2011, with a final payment of $120,812,500 on October 18, 2015.

We collect our fixed basic charter rate monthly in advance and pay our technical management fees monthly in advance. To the extent there are additional hire revenues, we receive such additional hire quarterly in arrears. Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our technical management fees, interest payments, commitment fees and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term. If necessary, we may also fund our working capital requirements with borrowings under our credit facility, which includes a $15 million working capital facility that may be drawn in full until the credit facility’s fifth anniversary. We may fund our future vessel acquisitions with additional borrowings under our credit facility, which also includes a $150 million vessel acquisition facility that, subject to the satisfaction of conditions to drawdown, permits us to borrow amounts to pay the purchase price of additional vessels. Our longer term liquidity requirements include repayment of the principal balance of our credit facility. We will require new borrowings and/or issuances of equity or other securities to meet this repayment obligation. Alternatively, we can sell our assets and use the proceeds to pay down debt.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, under the terms of our credit facility, we may not declare or pay any dividends if we are in default under the credit facility or if the market value of our vessels is less than 135% of our outstanding borrowings under the credit facility plus the actual or notional cost of terminating any interest rate swaps that we enter.

RISK MANAGEMENT

Our predecessor was exposed, and we expect to be exposed, to market risk from changes in interest rates, which could affect our results of operation and financial position. Our predecessor managed exposure to interest rate risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We also manage this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparty to the derivative financial instrument is a major financial institution in order to manage exposure to nonperformance by counterparties.

As of December 31, 2005, we had a five year swap with a notional amount of $236,000,000 outstanding. The swap converted the LIBOR-based interest rate on the debt to a fixed rate of 5.60% per annum including the applicable margin of 0.70%.

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF INFLATION

We do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses.

OFF BALANCE SHEET ARRANGEMENTS

With the exception of the above mentioned interest rate swap, we do not currently have any liabilities, contingent or otherwise, that we would consider to be off balance sheet arrangements.

OUR CREDIT FACILITY

The following summary of the material terms of our secured credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Secured Loan Facility Agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Secured Loan Facility Agreement filed as an exhibit to this report.

General

On October 18, 2005, we entered into a $401 million secured credit facility with The Royal Bank of Scotland for a term of ten years, with no principal amortization for the first five years. The credit facility consists of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. We are the borrower under the credit facility and each of our seven vessel owning subsidiaries have guaranteed our performance thereunder.

We borrowed the entire amount available under the term loan upon the completion of IPO to fund a portion of the purchase price for the seven vessels that we are acquired from OSG. Subject to the satisfaction of the conditions to draw down described below, we will be permitted to borrow up to the full amounts of the vessel acquisition facility and the working capital facility for a period of five years from the closing of the credit facility. Commencing on the fifth anniversary of the closing of the credit facility, amounts that we are able to borrow under both facilities will reduce as set forth below.

Borrowings under the term loan and the working capital facility bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we entered an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate on the full amount of our term loan at 5.60%. We were required to pay a $1.5 million fee in connection with the arrangement of our credit facility (which we funded with a portion of the net proceeds from the IPO) and a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.

Our ability to borrow amounts under the credit facility was subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Our ability to borrow under the vessel acquisition facility, in each case, will be subject to the target vessel being a double hull tanker that is at least 45,000 dwt and no more than fifteen years old at the maturity of the facility. Our ability to borrow under the vessel acquisition facility will be subject to all of our borrowings under the credit facility not exceeding 65% of the charter-free market value of the vessels that secure our obligations under the credit facility, calculated as though we had completed the subject transaction. In addition, we will need our lender’s approval of the vessel acquisition. Our lender’s approval of the vessel acquisition will be in its sole discretion, taking into account such factors as the vessel’s ability to generate earnings that are sufficient to fund principal payments as they become due and our ability to raise additional capital through equity issuances in amounts acceptable to our lender.

We will be required to repay the term loan commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $6,062,500 and a final repayment of $114,750,000 million occurring simultaneously with the last quarterly repayment. In addition, the vessel acquisition facility will reduce (with any excess borrowing becoming repayable at the time of reduction) quarterly commencing three months after the fifth anniversary of the facility closing date in increments of $7.5 million. The working capital facility will also reduce (with any excess borrowing becoming repayable at the time of reduction) commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $750,000. We may voluntarily reduce undrawn amounts under the facility from time to time in minimum amounts of $1.0 million.

Security

The credit facility provides that the borrowings thereunder are secured by the following:

•	a first priority mortgage on each of the vessels we have agreed to purchase and any additional vessels that we acquire;

•	an assignment of charter hire guarantees and earnings from, and insurances on, each of the vessels we have agreed to purchase and any additional vessels that we acquire;

•	a pledge of the balances in our bank accounts which we have agreed to keep with The Royal Bank of Scotland plc; and

•	an unconditional and irrevocable guarantee by each of our seven vessel owning subsidiaries.

The facility agreement provides that in the event of either the sale or total loss of a vessel, we must prepay an amount under the credit facility proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels before such sale or loss together with accrued interest on the amount prepaid and, if such prepayment occurs on a date other than an interest payment date, any interest breakage costs.

Covenants

The facility agreement contains restrictive covenants that prohibit us and each of our subsidiaries from, among other things:

•	incurring additional indebtedness without the prior consent of the lenders;

•	permitting liens on assets;

•	merging or consolidating with other entities or transferring all or substantially all of our assets to another person;

•
paying dividends if the charter-free market value of our vessels that secure our obligations under the credit facility is less than 135% of our borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

•	changing the technical manager of our vessels without the prior consent of the lenders;

•	making certain loans, advances or investments; entering into certain material transactions with affiliated parties;

•	entering into certain types of charters, including bareboat charters and time charters or consecutive voyage charters of greater than 13 months (excluding our charters with OSG’s subsidiaries);

•	de-activating any of our vessels or allowing work to be done on any vessel in an aggregate amount greater than $2.0 million without first obtaining a lien waiver;

•	making non-ordinary course acquisitions or entering into a new line of business or establishing a place of business in the United States or any of its territories;

•	selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our charters and our ship management agreements.

The facility agreement also contains a financial covenant requiring that at all times the charter-free market value of our vessels that secure our obligations under the credit facility be no less than 120% of our borrowings under the credit facility plus the actual or notional cost of terminating any of our interest rates swaps. In the event that the aggregate charter-free market value of the vessels that secure our obligations under the credit facility is less 120% of our borrowings under the credit facility plus the actual or notional cost of terminating any of our interest rates swaps, the difference shall be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers.

Events of Default

Each of the following events with respect to us or any of our subsidiaries, in some cases after the passage of time or notice or both, are an event of default under the facility agreement:

•	non-payment of amounts due under the credit facility;

•	breach of our covenants;

•	misrepresentation;

•	cross-defaults to other indebtedness in excess of $2.0 million;

•	materially adverse judgments or orders;

•	event of insolvency or bankruptcy;

•	acceleration of any material amounts that us or any of our subsidiaries is obligated to pay;

•	breach of a time charter or a charter hire guaranty in connection with any of our vessels;

•	default under any collateral documentation or any swap transaction;

•	cessation of operations;

•	unlawfulness or repudiation;

•	if, in the reasonable determination of the lender, it becomes impossible or unlawful for us or any of our subsidiaries to comply with our obligations under the loan documents; and

•	if any event occurs that, in the reasonable opinion of the lender, has a material adverse effect on our and our subsidiaries’ operations, assets or business, taken as a whole.

The facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Each of our directors was elected in July 2005. All of our current directors are independent.

Name	Age	Position
Erik Lind	51	Class I Director and Chairman
Randee Day	58	Class II Director
Rolf Wikborg	48	Class III Director
Ole Jacob Diesen	58	Chief Executive Officer
Eirik Ubøe	45	Chief Financial Officer

The term of our Class I director expires in 2008, the term of our Class II director expires in 2007 and the term of our Class III director expires in 2006.

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik Lind—Chairman of the Board. Mr. Erik Lind has been chief executive of Tufton Oceanic Finance Group (TOFG), a London-based investment banking firm focused on the shipping and oil related industries, and Managing Director of Tufton Oceanic Ltd., its U.K. subsidiary, since 2004. Mr. Lind has more than 25 years experience in corporate banking, global shipping and specialized and structured asset financing. From 1995 to 2001, Mr. Lind served as Executive Vice President and a member of the Executive Management Committee at IM Skaugen ASA, a Norwegian public bulk shipping and logistics company engaged in the transportation of petrochemical gases, LPG and organic chemicals as well as crude oil lightering, in various financial management, operational and corporate and business development roles. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital. He has been actively involved in corporate recapitalization, financial restructurings, acquisitions, structured finance and joint venture investments. In addition to his positions within TOFG. Mr. Lind currently serves on the boards of Frilin AS, a Norwegian private investment company, and Christiania Capital Partners, a private financial advisory and consulting firm based in Norway. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

Randee Day—Director. Ms. Randee Day has been a Managing Director at The Seabury Group, a leading advisory and consulting firm specializing in the transportation industry, since 2004 and is responsible for all of Seabury’s activities related to the maritime industry. Ms. Day has more than 25 years of specialized international financial experience in the marine and energy sectors. From 1985 to 2004, Ms. Day was a

Founding Partner of Day & Partners, Inc., a financial advisory and consulting firm focused on the maritime, energy and cruise industries with a diversified client base consisting of shipping companies, commercial banks and government agencies. Ms. Day has an extensive background in international trust and maritime law and has worked with clients on bankruptcies, foreign judgments and strategies for disposing of real estate and shipping assets in various international jurisdictions. Ms. Day has served as an independent director and audit committee chair of TBS International Ltd., a Bermuda based operator of one of the world’s largest controlled fleets of multipurpose tweendeck bulk carriers, since 2001. From 1979 to 1985, Ms. Day served as the head of J.P. Morgan’s Marine Transportation and Finance department in New York, where she was responsible for managing a $1 billion loan portfolio and overseeing relationships with the bank’s shipping clients in the Western Hemisphere and the Far East. She also served in the London offices of J.P. Morgan, Continental Illinois National Bank & Trust and Bank of America. Ms. Day is a resident and citizen of the United States.

Rolf A. Wikborg—Director. Mr. Wikborg is Managing Director of AMA Norway A/S and AMA Capital Partners in New York, a maritime merchant banking group involved in mergers and acquisitions, restructurings and financial engineering in the shipping, offshore and cruise sector. Mr. Wikborg has extensive experience arranging operating and financial leases for operators in the maritime field and recently has been active arranging mergers and acquisitions. Prior to founding the AMA group in New York in 1987, Mr. Wikborg was a Managing Director at Fearnleys, Mexico, for two years after having worked in the Project Department of Fearnleys, an Oslo based ship-broker. Mr. Wikborg is a Director of Cruiseinvest, which owns a number of modern cruise vessels as well as a Director of NFC Al Rubban Fund, an international fund that specializes in maritime investments. Mr. Wikborg holds a Bachelor of Science in Management Sciences from the University of Manchester, England. Mr. Wikborg is an officer in the Royal Norwegian Navy and is a citizen and resident of Norway.

Ole Jacob Diesen—Chief Executive Officer. Mr. Ole Jacob Diesen has been an independent corporate and financial management consultant since 1997, serving a diverse group of clients primarily in the tanker industry. Mr. Diesen has advised on a broad range of shipping transactions, including mergers and acquisitions, corporate reorganizations, joint ventures, asset sales, equity, debt and lease financings and vessel charters, pooling and technical management agreements. Mr. Diesen's career in shipping and shipping finance spans over 30 years. From 1991 to 1997, Mr. Diesen served as Managing Director of Skaugen PetroTrans ASA, a Norwegian public company that was listed on the Oslo Stock Exchange. Skaugen PetroTrans is an established crude oil lightering company in the U.S. Gulf and operator of a fleet of medium sized tankers. From 1984 to 1991, Mr. Diesen headed Fearnley Group (UK) Ltd., a privately held corporate finance advisory firm specializing in the maritime and oil industries. Prior to this, Mr. Diesen served for ten years with Manufacturers Hanover Trust, a predecessor to JPMorgan Chase, in positions including Vice President and Deputy Regional Manager, where he was responsible for the bank's portfolios of shipping and Scandinavian corporate credits after having spent two years as a tanker chartering broker. Mr. Diesen currently serves on a number of boards including PetroTrans Holdings Ltd., Bermuda, the largest independently owned U.S. Gulf lightering business; Norgas Carriers Pte. Ltd., Singapore, an owner of LPG/ethylene carriers; Leif Höegh (UK) Ltd., a U.K. owner of car carriers and LNG vessels; Dole (UK) Ltd., a U.K. owner of reefer vessels; FSN Capital Holding Ltd., Jersey, a private equity firm; and Siem Industrikapital AB, a Swedish investment company with a broad portfolio of industrial holdings. Mr. Diesen is a citizen of Norway.

Eirik Ubøe—Chief Financial Officer. Mr. Ubøe has been involved in international accounting and finance for approximately 20 years, which includes time spent in ship finance and as the chief financial officer for companies listed on the Oslo Stock Exchange. From March 2002 through December 2004, Mr. Ubøe served as the chief executive and chief financial officer of Nutri Pharma ASA, an international health care company listed on the Oslo Stock Exchange. From 1997 through 2002, Mr. Ubøe worked in various positions at the Schibsted Group, the largest Norwegian media group with newspaper, television and online interests in Scandinavia, the Baltics, Switzerland, France and Spain, including as the finance director of the Schibsted Group and as chief financial officer of Schibsted's newspaper initiative in Switzerland, France and Spain. Mr. Ubøe has also served as a vice president in the corporate finance and ship finance departments of various predecessors to JPMorgan Chase both in New York and Oslo for a total of eight years. Mr. Ubøe holds an MBA from the University of Michigan's Ross School of Business and a Bachelor in Business Administration from the University of Oregon. Mr. Ubøe is a citizen of Norway.

B.	COMPENSATION

DIRECTORS COMPENSATION

Each member of our board of directors are paid an annual fee of $35,000, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors. We pay our chairman an additional $10,000 per year to compensate him for the extra duties incident to that office. We pay the head of our audit committee an additional $7,500 per year and an additional $2,500 per year to each of the other members of the audit committee. We pay the heads of our compensation committee and nominating and corporate governance committee an additional $5,000 each per year. We pay each director $1,000 for each board meeting attended and pay the expenses they incur in the performance of their duties as members of our board. We currently expect to award each of our directors 1,000 shares of restricted stock per year (including 2005). The restricted stock will not be transferable by our directors until one year after the dates of issue.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our chief executive officer, Mr. Ole Jacob Diesen, receives an annual salary of $400,000, which includes benefits. Our chief financial officer, Mr. Eirik Ubøe receives an annual salary of $250,000, which includes benefits. In addition, each are reimbursed for expenses incurred in the performance of their duties as our executive officers and receive the equity based compensation described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Diesen and Mr. Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. The agreements have an initial term of three years and are extendable at our option with six months advance notice prior to the expiration of their initial term. Either the executive or we may terminate the employment agreements for any reason and at any time.

Pursuant to the employment agreements, Mr. Diesen receives a base salary per year in the amount of $400,000 and Mr. Ubøe receives a base salary per year in the amount of $250,000. In addition, both Mr. Diesen and Mr. Ubøe received a combination of stock options and restricted stock that have a grant date value of $75,000 split equally between stock options and restricted stock. Each executive will also be eligible for additional grants under our 2005 Incentive Compensation Plan, as determined by the compensation committee of our board of directors.

In the event that (i) we terminate either executive’s employment without cause (as such term is defined in the employment agreement), (ii) elect not to extend the initial term of either executive’s employment agreement without cause (as such term is defined in the employment agreement) or (iii) either executive terminates his employment for good reason (as such term is defined in the employment agreement) within one year following a change of control, then we will continue to pay such executive’s salary through the later of (1) the third anniversary of the commencement of the employment agreement or (2) the first anniversary of the date of notice of termination. In addition, in the event an executive is terminated without cause pursuant to clause (i) above, all of his equity based compensation, including initial grants, will immediately vest and become exercisable. If an executive’s employment is terminated due to death or disability, we will continue to pay his salary through the first anniversary of such date of termination. In the event that an executive’s employment is terminated for cause, we are only obligated to pay his salary and unreimbursed expenses through the termination date.

Pursuant to the employment agreements, each of Mr. Diesen and Mr. Ubøe have agreed to protect our confidential information. They have also agreed during the term of the agreements and for a period of one year following his termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.

We have also entered into an indemnification agreement with each of Mr. Diesen and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Stock plan

2005 Incentive Compensation Plan

We established the 2005 Incentive Compensation Plan, which we call the Plan, prior to the consummation of the IPO for the initial benefit of our directors and officers (including prospective directors and officers). The following description of the Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options, or ISOs, under Section 422 of the Internal Revenue Code of 1986, as amended and non-statutory stock options, or NSOs, restricted stock awards, restricted stock units, or RSUs, cash incentive awards and other equity-based or equity-related awards.

Plan administration

The Plan will be administered by the compensation committee of our board of directors or such other committee as our board may designate to administer the plan. Initially, our entire board will perform the functions of the compensation committee and will administer the Plan. Subject to the terms of the plan and applicable law, the compensation committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate Plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 300,000, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the Plan is 150,000. The maximum number of shares of our common stock with respect to which awards may be granted to any participant in the Plan in any fiscal year is 75,000. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.

Stock options

The compensation committee may grant both ISOs and NSOs under the Plan. Except as otherwise determined by the compensation committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plan) of our common stock on the date of grant. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant. All options granted under the Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.

Subject to any applicable award agreement, options shall vest and become exercisable on each of the first three anniversaries of the date of grant. The term of each option will be determined by the compensation committee; provided that no option will be exercisable after the tenth anniversary of the date the option is granted. The exercise price may be paid with cash (or its equivalent) or by other methods as permitted by the compensation committee.

Restricted shares and restricted stock units

Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement; provided, however, that the compensation committee may determine that restricted shares and RSUs may be transferred by the participant. Upon the grant of a restricted share, certificates will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the compensation committee or us. Upon lapse of the restrictions applicable to such restricted shares, we or the custodian, as applicable, will deliver such certificates to the participant or his or her legal representative.

An RSU will have a value equal to the fair market value of a share of our common stock. RSUs may be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the committee, upon the lapse of restrictions applicable to such RSU or in accordance with the applicable award agreement. The committee may provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents payable in cash, shares of our common stock or other property.

The compensation committee may provide a participant who holds restricted shares with dividends or dividend equivalents, payable in cash, shares of our common stock or other property.

Cash incentive awards

Subject to the provisions of the Plan, the compensation committee may grant cash incentive awards payable upon the attainment of one or more individual, business or other performance goals or similar criteria.

Other stock-based awards

Subject to the provisions of the Plan, the compensation committee may grant to participants other equity-based or equity-related awards. The compensation committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

Amendment and termination of the plan

Subject to any government regulation and to the rules of the New York Stock Exchange or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan. No modification, amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant.

Change of control

The Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control, unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

•	any options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

•	all cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

•
all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

•	the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

•	the approval by our stockholders of a plan of our complete liquidation or dissolution; or

•
an acquisition by any individual, entity or group of beneficial ownership of 50% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors.

Term of the plan

No award may be granted under the Plan after the June 7, 2015, the tenth anniversary of the date the Plan was approved by the stockholders of the Company.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. The board is currently composed of three directors, all of whom are independent under the applicable rules of the New York Stock Exchange.

BOARD COMMITTEES

Our board of directors, which is entirely composed of independent directors under the applicable rules of the New York Stock Exchange, will perform the functions of our audit committee, compensation committee and nominating and corporate governance committee. In its function as our audit committee, the board is responsible for reviewing our accounting controls and for the engagement of our outside auditors. Ms. Day is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.

DIRECTORS

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

Our bylaws provide that our board of directors must consist of at least three members. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board.

D.	EMPLOYEES

As of December 31, 2005, we had 2 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our employee relations are good.

E.	SHARE OWNERSHIP

As of December 31, 2005, all of the officers and directors listed below had direct or beneficial ownership of less than 1% of the outstanding shares:

Erik Lind
Randee Day
Rolf Wikborg
Ole Jacob Diesen
Eirik Ubøe

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, in each case immediately preceding and after giving effect to the IPO. Following the completion of the IPO we have one class of common stock outstanding and each outstanding share will be entitled to one vote.

Prior to the IPO, OIN, owned 100 shares, or 100%, of our common stock. As part of the purchase price for our fleet of seven vessels, we issued 13,999,900 shares or 46.7%, of our common stock to OIN. OIN granted the underwriters the right to purchase up to 2,400,000 of these shares to cover over-allotments. The underwriters’ exercised their option to purchase 648,500 of these shares, and accordingly, OIN now owns 13,351,400 shares, or 44.5%, of our common stock. We did not receive any of the proceeds from the exercise of the over-allotment option.

Name	Number of Shares	Percent
Persons owning more than 5% of a class of our equity securities.
OSG International, Inc.(1)	13,351,400	44.5%
Fidelity Management & Research Company	3,000,000	9.99%
Perry Corp.	1,796,400	5.99%
Directors(2)
Erik Lind	0	0
Randee Day	0	0
Rolf Wikborg	0	0
Executive Officers
Ole Jacob Diesen	3,125	*
Eirik Ubøe	3,125	*
Directors and executive officers as a group (five persons)	6,250	*
________________________
*   Less than 1%
(1)  We were incorporated on April 14, 2005 in the Marshall Islands as a wholly owned subsidiary of OSG International, Inc., which is a wholly owned subsidiary of OSG. The principal address of OSG International, Inc. is Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960.
(2)     We currently expect to grant 1,000 restricted shares to each of our directors each year.

We have entered into a registration rights agreement with OIN pursuant to which it will have three demand registration rights relating to the common stock that it holds, subject to the requirements that any demand registration made by OIN cover at least 5% of our outstanding common stock. The registration rights agreement provides that OIN has the right to assign its rights under the agreement in connection with a transfer of its shares of common stock, provided the transferee purchases at least 5% of our outstanding common stock in such transfer. In any event, we will be subject to a maximum of three demand registrations under the agreement. If OIN exercises its demand registration rights, we will file a registration statement or report and undertake an offering in the United States, as requested by it. In addition to its demand registration rights, OIN will have piggyback registration rights whenever we register additional common stock, subject to certain cutbacks (the shares to be registered by OIN would be the first to be cut back) and certain other conditions.

OIN has agreed to pay all costs and expenses in connection with demand registrations and to pay its portion of costs and expenses in connection with piggyback registrations, and in either case we will not pay any underwriting discounts or commissions applicable to the securities sold by OIN or any of its legal fees or expenses. We have agreed to indemnify OIN against certain liabilities, including liabilities under the Securities Act in connection with each registration.

For more detailed information regarding the terms of the registration rights agreement, please see the form of registration rights agreement filed as an exhibit to this report.

B.	RELATED PARTY TRANSACTIONS

We were incorporated on April 14, 2005 as a wholly owned indirect subsidiary of OSG and acquired our assets, which consist of our fleet of seven vessels, from subsidiaries of OSG simultaneously with the completion of the IPO. We also entered into ship management agreements with Tanker Management, a wholly owned subsidiary of OSG. Our bylaws permit us to enter into related party transactions with one or more of our directors or officers, or their affiliates, if: (i) the material facts as to the interested parties role in the transaction are disclosed to our board and the disinterested members of our board in good faith authorize the transaction, (ii) the material facts as to the interested party’s role in the transaction are disclosed to the stockholders and the transaction is approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair to us at the time it is authorized, approved or ratified by the board or the stockholders.

MEMORANDA OF AGREEMENT

Pursuant to the memoranda of agreement, we acquired seven tankers from subsidiaries of OSG. The total purchase price for these vessels was equal to the net proceeds from the sale of 16,000,000 shares of common stock pursuant to IPO (less amounts required pay fees and expenses associated with the IPO), borrowings of $236 million under the term loan portion of our credit facility and the issuance of 13,999,900 shares of our common stock to a wholly owned subsidiary of OSG. Based on the IPO price of $12.00 per share, the purchase price for our fleet was approximately $580.6 million. Please see the section of this report entitled “Item 4. Information on the Company ─ Memoranda of Agreement” for a more detailed description of the memoranda of agreement.

THE CHARTERS

Our wholly owned subsidiaries charter our vessels to the charterers, which are wholly owned subsidiaries of OSG. The basic hire is payable to us under the charters and is fixed in advance for the length of the initial charter. In addition to the basic hire, OIN, the charterers’ parent, and the charterers have agreed to pay us additional hire quarterly in arrears pursuant to our charter framework agreement with OIN and the charterers. OSG has agreed to guarantee the charter payments under our charter arrangements, including the payment of basic hire and additional hire. We have agreed to guarantee the obligations of each of our subsidiaries under the charters. Please see the section of this report entitled “Item 4. Information on the Company–Charter Arrangements” for a more detailed description of the charters.

SHIP MANAGEMENT AGREEMENTS

Our vessel owning subsidiaries have entered into fixed rate ship management agreements with Tanker Management, a wholly owned subsidiary of OSG. Under these agreements, which are coterminous with the charters of each of the vessels, Tanker Management has assumed all responsibilities for the technical management and most of the operating costs of the vessels in exchange for a technical management fee that will be fixed for the first two years of the agreements. Please see the section of this report entitled “Business—Ship Management Agreements” for a more detailed description of the ship management agreements.

REGISTRATION RIGHTS AGREEMENT

We have entered into a registration rights agreement with OIN, pursuant to which we have agreed to register for sale to the public the 13,351,400 shares that OSG or its subsidiaries hold in us.

C.	INTEREST OF EXPERTS AND COUNSEL Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS See Item 18.
2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS See Item 18.
3.	AUDIT REPORT See Report of Independent Registered Public Accounting Firm at page F-2 and F-3.

4.	LATEST AUDITED FINANCIAL STATEMENTS MAY BE NO OLDER THAN 15 MONTHS We have complied with this requirement.
5.	INTERIM FINANCIAL STATEMENTS IF DOCUMENT IS MORE THAN NINE MONTHS SINCE LAST AUDITED FINANCIAL YEAR Not Applicable.
6.	EXPORT SALES IF SIGNIFICANT See Item 18.
7.	LEGAL PROCEEDINGS

The nature of our business, i.e., the acquisition, chartering and ownership of our vessels, exposes us to risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. Under rules related to maritime proceedings, certain claimants may be entitled to attach charterhire payable to us in certain circumstances. There are no actions or claims pending against us as of the date of this report.

8.     DIVIDEND POLICY.

We intend to pay quarterly dividends to the holders of our common stock in March, May, August and November of each year, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board of directors.

Our board of directors may review and amend our dividend policy from time to time in accordance with any future growth of our fleet or for other reasons. Although we do not currently have plans to purchase any specific vessels other than our initial fleet of seven vessels, we intend to grow our fleet by acquiring additional vessels in the future in a manner that is expected to be accretive to earnings and dividends per share. We expect to fund all or a portion of future vessel acquisitions with borrowings under the $150 million vessel acquisition tranche of our new credit facility. Upon acquiring an additional vessel or vessels, our board of directors may limit our dividends per share to the amount that we would have been able to pay if all or a portion of our acquisition related debt had been financed with equity.

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and the provisions of Marshall Islands law affecting the payment of dividends and other factors. Other than (i) the technical management fees payable under our ship management agreements, which have a duration of two years, and are cancelable by Tanker Management upon 90 days notice, (ii) interest that will be payable on any indebtedness that we incur in the future under our credit facility, (iii) commitment fees under our credit facility (for so long as we do not make any further borrowings under the vessel acquisition facility or the working capital facility), (iv) compensation paid to our executive officers, which is fixed during the terms of the their employment agreements, and (v) our directors’ fees, none of our fees or expenses are fixed.

The amount of future dividends, if any, could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, our ability to comply with the terms of our credit facility, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.

We believe that under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and if treated as such will generally be subject to a 15% United States federal income tax rate with respect to United States non-corporate stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the sections of this report entitled “Risk Factors—Risk Relating to our Company—Certain adverse U.S. federal income tax consequences could arise for U.S. holders” and “Tax Considerations” for additional information regarding possible adverse tax treatment of dividend payments.

B.	SIGNIFICANT CHANGES

     None.

ITEM 9.	THE OFFER AND LISTING

      OFFER AND LISTING DETAILS

    1.           EXPECTED PRICE
         Not Applicable.

    2.          METHOD TO DETERMINE EXPECTED PRICE
                 Not Applicable.

    3.           PRE-EMPTIVE EXERCISE RIGHTS
                  Not Applicable.

    4.           STOCK PRICE HISTORY

The Company’s common stock was not listed or traded prior to the IPO. The following table lists the high and low closing market prices for the Company’s common stock for the periods indicated as reported:

	High	Low
Year ended December 31, 2005
Month of:
October, 2005	$12.25	$11.76
November, 2005	$12.80	$11.12
December, 2005	$13.21	$12.49

    5.          TYPE AND CLASS OF SECURITIES
                 Not Applicable.

    6.           LIMITATIONS OF SECURITIES
         Not Applicable.

    7.          RIGHTS CONVEYED BY SECURITIES ISSUED
                 Not Applicable.

    PLAN OF DISTRIBUTION

    Not Applicable.

    MARKETS FOR STOCK

The Company’s common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “DHT”.

    SELLING SHAREHOLDERS

    Not Applicable.

    DILUTION FROM OFFERING

    Not Applicable.

    EXPENSES OF OFFERING

    Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

    Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information you should read our entire amended and restated articles of incorporation and bylaws listed as an exhibit to this report.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding. Upon completion of the IPO, we have outstanding 30,006,250 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

DIRECTORS

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

Our bylaws provide that our board of directors must consist of at least three members. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board.

STOCKHOLDER MEETINGS

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities exchange.

STOCKHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 1,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our bylaws provide that stockholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors. These advance notice provisions provide that the stockholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to stockholders or the date on which public disclosure of the date of the annual general meeting was made.

In the case of a special general meeting called for the purpose of electing directors, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to stockholders or the date on which public disclosure of the date of the special general meeting was made. Any nomination not properly made will be disregarded.

A director may be removed only for cause by the stockholders, provided notice is given to the director of the stockholders meeting convened to remove the director and provided such removal is approved by the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our chairman or chief executive officer, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

C.	MATERIAL CONTRACTS

Other than the Executive Officer Employment Agreements (described below), the Memoranda of Agreement, Charters, the Ship Management Agreement, our Guarantees and our Secured Loan Facility Agreement, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreement

We have entered into employment agreements with Mr. Diesen and Mr. Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. The agreements have an initial term of three years and are extendable at our option with six months advance notice prior to the expiration of their initial term. Either the executive or we may terminate the employment agreements for any reason and at any time. For additional information on these agreements see “Item 6. Directors, Senior Management and Employees–Executive Compensation, Employment Agreements.”

D.	EXCHANGE CONTROLS

None.

E.	TAXATION

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the acquisition, ownership and disposition of the common stock of Double Hull Tankers, Inc., or the Company. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding common stock of the Company as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OF COMMON STOCK.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, published administrative interpretations of the Internal Revenue Service, or IRS, and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Operating Income: In General

The Company’s subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, the Company’s subsidiaries are treated as branches of it rather than as separate corporations.

Unless exempt from United States federal income taxation under the rules contained in Section 883 of the Code (discussed below), a foreign corporation is subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, referred to as “United States source shipping income.” For these purposes “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, “United States source shipping income” includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, the Company’s gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below. The Company has not, nor does it believe it will, engage in transportation that produces income which is considered to be 100% from sources within the United States.

Exemption of operating income from United States federal income taxation

Under Section 883 of the Code and the regulations thereunder, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

1.  it is organized in a foreign country (the Company’s “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.  either

(A) more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, referred to as the “Publicly-Traded Test”.

The Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, the Company will be exempt from United States federal income taxation with respect to the Company’s United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Following the IPO, it is difficult to satisfy the 50% Ownership Test due to the widely-held ownership of the Company’s stock.

As to the Publicly-Traded Test, the regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company believes that its common stock, which is the sole class of its issued and outstanding stock, is “primarily traded” on the New York Stock Exchange.

The Publicly-Traded Test also requires that the Company's common stock be "regularly traded" on an established securities market. Under the regulations, common stock is considered to be “regularly traded” on an established securities market if one or more classes of the Company’s stock representing more than 50% of its outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “listing threshold.” The regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year). The Company believes it satisfies the trading frequency and trading volume tests. However, even if the Company does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if its common stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock. The Company believes this is the case.

Notwithstanding the foregoing, a class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of its outstanding stock, referred to as the “5 Percent Override Rule.”

In order to determine the persons who actually or constructively own 5% or more of the Company’s stock, or “5% Stockholders,” the Company is permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as having a 5% or more beneficial interest in its common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company’s stock for more than half the number of days during the taxable year.

OSG owns approximately 44.5% of the Company’s common stock and is a 5% Stockholder. Based on OSG's ownership and our review of the SEC filings discussed above, the Company believes that it did satisfy the Publicly-Traded Test during 2005. It is as yet uncertain whether the Company will satisfy that test for the Company's 2006 taxable year.

In any year that the Company does not satisfy the Publicly-Traded Test and therefore is subject to the 5 Percent Override Rule or the 50% Ownership Test, the Company would have to satisfy certain substantiation requirements regarding the identity of its stockholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that the Company would be able to satisfy them.

To the extent the benefits of Section 883 are unavailable, the Company’s United States source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on its shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and the Company’s United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

The Company’s United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	the Company had, or was considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•
substantially all of the Company’s United States source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not have, nor will it permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company’s shipping operations and other activities, the Company believes that none of the Company’s United States source shipping income is or will be “effectively connected” with the conduct of a United States trade or business.

United States taxation of gain on sale of vessels

Regardless of whether the Company qualifies for exemption under Section 883, it will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

United States Federal Income Taxation of “United States Holders”

As used herein, the term “United States Holder” means a beneficial owner of common stock that

•
is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

•	owns the Company’s common stock as a capital asset, and

•	owns less than 10% of the Company’s common stock for United States federal income tax purposes.

If a partnership holds the Company’s common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the Company’s common stock, we suggest that you consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”) below, any distributions made by the Company with respect to its common stock to a United States Holder will generally constitute dividends to the extent of its current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to the Company’s common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the Company’s common stock to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at a preferential tax rate of 15% (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by the Company. If the Company pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on the Company’s common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although the Company believes that they will be so eligible provided that it is not a PFIC, as discussed below. Any dividends out of earnings and profits the Company pays which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to United States Non-Corporate Holders would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, exchange or other disposition of common stock

Provided that the Company is not a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company’s common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC status and significant tax consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In particular, United States Non-Corporate Holders will not be eligible for the 15% tax rate on qualified dividends. In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held its common stock, either

•
at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the Company’s assets during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the Company were treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Cravath, Swaine & Moore, LLP ("Tax Counsel") provided the Company with an opinion dated October 18, 2005 stating that it was more likely than not that the Company was not currently a PFIC. This opinion was based on the Company’s operations and certain representations made by OSG, including representations that the terms of each ship management agreement and time charter, taken as a whole, as well as certain specific terms in each agreement, were in accordance with normal commercial practice for agreements made at arm’s length between unrelated parties. Based on the foregoing, Tax Counsel concluded that, although there was no legal authority directly on point, the gross income the Company derived from the time chartering activities of its subsidiaries more likely than not constituted services income, rather than rental income. Consequently, such income more likely than not did not constitute passive income, and the assets that the Company or its wholly owned subsidiaries owned and operated in connection with the production of such income, in particular, the vessels, more likely than not did not constitute passive assets for purposes of determining whether the Company was a PFIC. Tax Counsel stated that there was legal authority supporting its position, consisting of case law and Internal Revenue Service pronouncements, concerning the characterization of income derived from time charters as services income for other tax purposes. However, there was no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to that of the Company. In addition, the opinion of Tax Counsel was based on representations of OSG that were not reviewed by the IRS. As a result, the Internal Revenue Service or a court could disagree with the Company’s position. No assurance can be given that this result will not occur. The Company has not materially changed its operations since the time the opinion was given, and believes that the representations given to Tax Counsel at the time of the opinion remain true and accurate. The Company therefore believes that it has not been, and is not currently, a PFIC. In addition, although the Company intends to conduct its affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the Company cannot assure you that the nature of its operations will not change in the future, or that it can avoid PFIC status in the future.

As discussed more fully below, if the Company were treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder made an election to treat the Company as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to the Company’s common stock, as discussed below.

Taxation of United States holders making a timely QEF election

If the Company were a PFIC and a United States Holder made a timely QEF election, which United States Holder is referred to as an “Electing Holder,” the Electing Holder would report each year for United States federal income tax purposes its pro rata share of the Company’s ordinary earnings and the Company’s net capital gain (which gain shall not exceed its earnings and profits for the taxable year), if any, for the Company’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. Any such ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company’s common stock. A United States Holder would make a QEF election with respect to any year that the Company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return. If the Company were treated as a PFIC for any taxable year, it would provide each United States Holder with all necessary information in order to make the QEF election described above. Even if a United States Holder makes a QEF election for a taxable year of the Company, if the Company were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of United States holders making a “mark-to-market” election

Alternatively, if the Company were treated as a PFIC for any taxable year and, as the Company believes, its stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to the Company’s common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Company’s common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder in income.

Taxation of United States holders not making a timely QEF or mark-to-market election

Finally, if the Company were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Company’s common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the Company’s common stock. Under these special rules (the “Excess Distribution Regime”):

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company was a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of the Company’s common stock. If the Company were a PFIC and a Non-Electing Holder who was an individual died while owning the Company’s common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a United States Holder who made a QEF election for one of the Company’s taxable years if it were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

Dividends on common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, exchange or other disposition of common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company’s common stock, unless:

•
the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

F.	DIVIDENDS AND PAYING AGENTS

    Not Applicable.

G.	STATEMENT OF EXPERTS

    Not Applicable.

H.	DOCUMENTS ON DISPLAY

The descriptions of each contract, agreement or other document filed as an exhibit to this report are summaries only and do not purport to be complete. Each such description is qualified in its entirety by reference to such exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at 100-F Street, N.E., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 100-F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies; however, we intend to furnish holders of our common stock with reports annually containing consolidated financial statements audited by independent accountants. We also intend to file quarterly unaudited financial statements under cover of Form 6-K.

I.	SUBSIDIARY INFORMATION

    Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modification to the Rights of Security Holders

    Not Applicable.

Use of Proceeds

In 2005, we registered our common stock in connection with our IPO under the Securities Act of 1933, as amended. Our Registration Statement on Form F-1 (Registration No. 333-128460) in connection with our IPO was declared effective by the SEC on October 12, 2005. The offering commenced as of October 13, 2005 and was completed on October 18, 2005. The offering did not terminate before any securities were sold. As of the date of the filing of this report, the offering has terminated. An aggregate of 16,000,000 shares sold by us and 648,500 shares sold by certain of our shareholders in connection with the underwriters’ exercise of their over-allotment option. The managing underwriters of the offering were UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

All 16,648,500 common stock registered in the offering were sold at the IPO price of $12.00 per share. The aggregate purchase price of the offering was approximately $199.8 million, of which $192 million represented proceeds from an issuance and sale of 16,000,000 common stock by us and $7.8 million represented proceeds from the sale of 648,500 shares by the selling shareholder. We did not receive any proceeds from the sale of the shares from the selling shareholder. We paid underwriting discounts and commission of approximately $11.5 million in connection with the offering and other expense to third parties of approximately$2.3 milllion, resulting in net proceeds to us of approximately 178.2 million. The selling shareholder paid underwriting discounts and commissions of approximately $466,920. No payments of offering-related expenses were made by us directly or indirectly (1) to any of our directors, officers or their associates, (2) to any persons owning 10% or more of any class of our equity securities or (3) to any of our affiliates.

We used the entire net proceeds, together with borrowings of $236 million under our credit facility (before debt issuance costs of approximately $1.6 million) and issuance of 13,999,900 shares of common stock, to acquire from subsidiaries of OSG our fleet of vessels. The sellers of the vessels are affiliates of persons owning 10% or more of our common stock and, at the time of the offering, our founder shares.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final report files with the SEC pursuant to Rule 424(b).

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including its chief executive officer and its chief financial officer, pursuant to Rule 13a-15 of the Exchange Act of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on this evaluation, the Company’s chief executive officer and its chief financial officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

Not Applicable.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Not Applicable.

D.	CHANGES IN INTERNAL CONTROL OVER REPORTING

There were no significant changes in the Company’s internal control over financial reporting identified in connection with the evaluation performed above that occurred during the period covered by this annual report that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions. As a result, no corrective actions were taken.

   ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Randee Day is an “audit committee financial expert” as defined in the instructions for Item 16A of Form 20-F. Ms. Day is “independent,” as determined in accordance with the rules of the New York Stock Exchange.

   ITEM 16B.    CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees including its Chief Executive Office, Chief Financial Officer and its principal accounting officer. The Company has posted this Code of Ethics to its Web site, www.dhtankers.com, where it is publicly available. In addition, the Company will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders upon request.

   ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young LLP, our Independent Registered Public Accounting Firm, for fiscal 2005.

Fees	2005
Audit Fees (1)	$240,000
Audit-Related Fees (2)	287,500
Total	$527,500

(1)
Audit fees represent fees for professional services provided in connection with the audit of DHT’s consolidated financial statements as of and for the period ended December 31, 2005 and OSG Crude’s combined carve-out financial statements for the 2005 period.

(2)
Audit-related fees consisted of accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit services" and assistance with preparation of the registration statement and carve-out financial statements for 2002, 2003 and 2004 relating to the public offering by DHT. These services were performed during the period from January 1 to October 17, 2005.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by DHT’s Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to DHT’s Independent Registered Public Accounting Firm in fiscal 2005.

    ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

    ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

    Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-15.

ITEM 19.	EXHIBITS

The exhibits listed in the Exhibit Index are filed herewith in response to this Item.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Double Hull Tankers, Inc.

By/s/ OLE JACOB DIESEN
Name: Ole Jacob Diesen Title: Chief Executive Officer

EXHIBITS
1.1*	Amended and Restated Articles of Incorporation of Double Hull Tankers, Inc.
1.2*	Bylaws of Double Hull Tankers, Inc.
4.1*	Form of Common Share Certificate
4.2*	Registration Rights Agreement
10.1*	Form of Credit Agreement
10.2.1*	Memorandum of Agreement – Overseas Ann
10.2.2*	Memorandum of Agreement – Overseas Chris
10.2.3*	Memorandum of Agreement – Regal Unity
10.2.4*	Memorandum of Agreement – Overseas Cathy
10.2.5*	Memorandum of Agreement – Overseas Sophie
10.2.6*	Memorandum of Agreement – Rebecca
10.2.7*	Memorandum of Agreement – Ania
10.3.1*	Time Charter – Overseas Ann
10.3.2*	Time Charter – Overseas Chris
10.3.3*	Time Charter – Regal Unity
10.3.4*	Time Charter – Overseas Cathy
10.3.5*	Time Charter – Overseas Sophie
10.3.6*	Time Charter – Rebecca
10.3.7*	Time Charter – Ania
10.4.1*	Ship Management Agreement –Overseas Ann
10.4.2*	Ship Management Agreement – Overseas Chris
10.4.3*	Ship Management Agreement – Regal Unity
10.4.4*	Ship Management Agreement – Overseas Cathy
10.4.5*	Ship Management Agreement – Overseas Sophie
10.4.6*	Ship Management Agreement – Rebecca
10.4.7*	Ship Management Agreement – Ania
10.5*	Charter Framework Agreement

74

10.6*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement
10.7*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement
10.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters
10.9*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.
10.10	Employment Agreement of Ole Jacob Diesen
10.10.1*	Indemnification Agreement for Ole Jacob Diesen
10.11	Employment Agreement of Eirik Ubøe
10.11.1	Indemnification Agreement for Eirik Ubøe
10.12*	2005 Incentive Compensation Plan
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b))
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b))
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18
14.1	Consent of Independent Registered Public Accounting Firm
* Incorporated herein by reference from the Company’s Registration Statement on Form F-1 (File No. 333 -128460).

Double Hull Tankers, Inc.
Index to Consolidated Financial Statements

Page
Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve—Out Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet as of December 31, 2005 (successor) and Predecessor Combined Carve-Out Balance Sheet as of December 31, 2004	F-4

Consolidated Statement of Operations for the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Operations for the period January 1, 2005 to October 17, 2005 and the years ended December 31, 2004 and 2003
F-5

Consolidated Statement of Changes in Stockholders’ Equity for the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Changes in Stockholders’ Equity for the period January 1, 2005 to October 17, 2005 and the years ended December 31, 2004 and 2003
F-6

Consolidated Statement of Cash Flows for the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Cash Flows for the period January 1, 2005 to October 17, 2005 and the years ended December 31, 2004 and 2003
F-7

Notes to Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Direcors and Stockholders
Double Hull Tankers, Inc.

We have audited the accompanying consolidated balance sheet of Double Hull Tankers, Inc. and subsidiaries (the Company) as of December 31, 2005 and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for the period October 18, 2005 (commencement of operations) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Double Hull Tankers, Inc. and subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for the period October 18, 2005 (commencement of operations) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

New York, NY
March 31, 2006

/s/ ERNST & YOUNG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Overseas Shipholding Group, Inc.

We have audited the accompanying predecessor combined carve-out balance sheet of OSG Crude as of December 31, 2004 and the related predecessor combined carve-out statements of operations, cash flows, and changes in stockholders' equity for the period January 1, 2005 to October 17, 2005 and the years ended December 31, 2004 and 2003. These predecessor combined carve-out financial statements are the responsibility of OSG Crude’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of OSG Crude’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of OSG Crude’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of OSG Crude at December 31, 2004, and the results of their operations and their cash flows for the period January 1, 2005 to October 17, 2005 and the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

New York, NY
March 31, 2006

/s/ ERNST & YOUNG LLP

Double Hull Tankers, Inc. and OSG Crude

Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-out Balance Sheets
as of December 31, 2005 and 2004

	December 31,	December 31,
	2005	2004
	Successor	Predecessor

	(Dollars in thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	$15,893	$—
Voyage receivables from OSG	5,506	27,460
Prepaid expenses	281	911
Prepaid technical management fee to OSG	1,324	—

Total current assets	23,004	28,371
Vessels, net of accumulated depreciation	339,491	355,571
Other assets including deferred debt issuance cost	1,567	4,576

Total assets	$364,062	388,518

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$3,895	$2,043
Unrealized loss on interest rate swap	807	—
Current installment on long term debt	—	5,200
Deferred shipping revenues	6,126	—

Total current liabilities	10,828	7,243
Long term liabilities
Long term debt	236,000	84,400
Loans payable to wholly-owned subsidiary of OSG	—	170,251
Deferred credits and other liabilities	—	1,826

Stockholders’ equity
Preferred stock ($0.01 par value, 1,000,000 shares authorized, none issued or outstanding)	—	—
Common stock ($0.01 par value, 100,000,000 authorized, 30,006,250 shares issued and outstanding; Predecessor: no par value; 3,500 shares authorized; 700 shares issued and outstanding)	300 —	700
Paid-in additional capital	108,272	—
Retained earnings	9,469	125,398
Accumulated other comprehensive loss	(807)	(1,300)

Total stockholders’ equity	117,234	124,798

Total liabilities and stockholders’ equity	$364,062	$388,518

Double Hull Tankers, Inc. and OSG Crude

Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out
Statements of Operations

	2005		Year ended December 31,
	Successor October 18 to December 31	Predecessor January 1 to October 17	Predecessor 2004	Predecessor 2003
	(Dollars in thousands except share and per share amounts)

Shipping revenues	$20,173	$84,134	$136,205	$66,192
Voyage Expenses		(772)	(238)	(352)

Time Charter Equivalent Revenues	20,173	83,362	135,967	65,840

Ship Operating Expenses:
Vessel expenses	3,675	14,433	15,601	10,956
Depreciation and amortization	3,478	14,462	17,762	14,692
General and administrative (Prior to Oct 18 2005: allocated from Overseas Shipholding Group, Inc.)	746	5,759	7,269	4,828

Total Ship Operating Expenses	7,899	34,654	40,632	30,476

Income from Vessel Operations	12,274	48,708	95,335	35,364

Other Income/(Expense)	—	(1,471)	—	—
Interest Expense to a Wholly-owned Subsidiary of OSG		(574)	(3,411)	(2,775)
Interest Income	67
Interest Expense and amortization of deferred debt issuance cost	(2,872)	(3,022)	(5,234)	(3,158)

Income/(Loss) before Income Taxes	9,469	43,641	86,690	29,431
Provision for Income Taxes	—	—	—	—

Net Income/(Loss)	$9,469	$43,641	$86,690	$29,431

Basic Net Income per Share	$0.32	$62,344.28	$123,842.88	$42,044.38
Diluted Net Income per Share	$0.32	$62,344.28	$123,842.88	$42,044.38

Shares Used in Computing Basic Net Income per Share	30,006,250	700	700	700
Shares Used in Computing Diluted Net Income per Share	30,008,190	700	700	700

Double Hull Tankers, Inc. and OSG Crude

Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carveout
Statements of Changes in Stockholders' Equity

	Common Stock		Paid-in Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount
	(Dollars in thousands except shares)
Balance at December 31, 2002	700	$700	$—	$9,277	$(1,584)	$8,393
Net Income				29,431		29,431
Other Comprehensive Income/(Loss), effect of derivative instruments					(220)	(220)

Other Comprehensive Income						29,211

Balance at December 31, 2003	700	700	—	38,708	(1,804)	37,604
Net Income				86,690		86,690
Other Comprehensive Income/(Loss), effect of derivative instruments					504	504

Other Comprehensive Income						87,194

Balance at December 31, 2004	700	700	—	125,398	(1,300)	124,798
Net Income attributable to predecessor stockholders				43,641		43,641
Other Comprehensive Income
Termination of predecessor interest rate swap					1,300	1,300
Other Comprehensive Income						44,941
Capital Contribution by predecessor stockholders			114,320			114,320

Balance at October 17, 2005	700	$700	$114,320	$169,039	$—	$284,059

Balance at October 18, 2005	—	$—	$—	$—	$—	$—
Net Income attributable to period from Oct 18 to Dec 31				9,469		9,469
Other Comprehensive Income
Unrealized loss on interest rate swap					(807)	(807)
Other Comprehensive Income						8,662
Issuance of commons stock	30,006,250	300	345,879			346,179
Deemed distribution to predecessor stockholders			(237,612)			(237,612)
Deferred compensation related to options granted			5			5

Balance at December 31, 2005	30,006,250	$300	$108,272	$9,469	$(807)	$117,234

Double Hull Tankers, Inc. and OSG Crude

Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out
Statements of Cash Flow

	2005		Year ended December 31,
	Double Hull Tankers, Inc. Oct. 18 to Dec. 31 Successor	January 1 to October 17 Predecessor	2004 Predecessor	2003 Predecessor

Cash Flows from Operating Activities:
Net income/(loss)	$9,469	$43,641	$86,690	$29,431
Items included in net income/(loss) not affecting cash flows:
Depreciation	3,478	14,462	16,785	13,859
Amortization, including deferred finance charges	36	438	1,023	879
Changes in operating assets and liabilities:
Receivables	(5,506)	25,710	(16,361)	(3,573)
Prepaid expenses	(1,605)	897	(71)	(76)
Other assets		(17)	(2)	(3)
Accounts payable and accrued expenses	3,895	(1,921)	(76)	755
Deferred shipping revenues	6,126

Net cash provided by operating activities	15,893	83,210	87,988	41,272

Cash Flows from Investing Activities:
Expenditures for vessels	(412,580)	(830)	(9,696)	(14,496)
Expenditures of drydocking		(171)	(3,740)	—

Net cash (used in) investing activities	(412,580)	(1,001)	(13,436)	(14,496)

Cash Flows from Financing Activities:
Issuance of common stock	178,180
Issuance of long-term debt, net of issuance costs	234,400	—	—	—
Repayment of loan from OSG		(55,931)	(69,352)	(21,576)
Transfer of Balances		63,322
Repayment of long-term debt		(89,600)	(5,200)	(5,200)

Net cash provided by/(used in) financing activities	412,580	(82,209)	(74,552)	(26,776)

Net increase in cash and cash equivalents	15,893	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—

Cash and cash equivalents at end of period	$15,893	$—	$—	$—
Interest Paid	$—	$3,022	$5,328	$2,578

NOTES TO DOUBLE HULL TANKERS, INC. CONSOLIDATED AND PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS

General

Double Hull Tankers, Inc. (“DHT” or the “Company”) was incorporated on April 14, 2005 under the laws of Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, the Company completed its initial public offering (“IPO”) by issuing and selling to the public 16,000,000 common shares, par value $0.01 per share, at a price to the public of $12.00 per share, raising gross proceeds of $192 million before deduction of underwriting discounts, commissions and expenses of approximately $13.8 million. On the date of the IPO the Company also raised $236 million of secured debt (before expenses of approximately $1.6 million). Simultaneously with the IPO, the Company acquired seven double-hull tankers consisting of three very large crude carriers, or VLCCs, and four Aframax vessels (the “Vessels”) from subsidiaries of OSG in exchange for cash and shares of its common stock. The Company chartered these vessels back to subsidiaries of OSG. The aggregate purchase price for the vessels was $580.6 million, of which $412.6 million was in the form of cash and $168 million in the form of common stock. The Company treated the excess of the purchase price over OSG’s $343.0 million aggregate book value of the vessels, or $237.6 million as a deemed dividend to OSG.

Subsequent to the IPO, an aggregate of 648,500 of these shares were sold by a subsidiary of OSG, in connection with the underwriters’ exercise of their over-allotment option. The Company did not receive any proceeds from the sale of the over-allotment shares. As of December 31, 2005, OSG beneficially owned approximately 44.5% of our outstanding common stock.

The vessels are owned by seven Marshall Islands subsidiaries of the Company. The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built

Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Regal Unity	309,966	Marshall Islands	1997
Cathy Tanker Corporation	Overseas Cathy	112,028	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Rebecca	94,873	Marshall Islands	1994

Effective October 18, 2005, the Company chartered the vessels to subsidiaries of OSG for terms of five to six and one-half years at basic hire amounts which are essentially fixed. In addition, the time charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Our vessels are operated in the Tankers International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and fuel consumption, and actual on-hire performance.

Each time charter may be renewed by OSG on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and OSG.

Effective October 18, 2005, the Company also entered into ship management agreements with Tanker Management Ltd., a wholly owned subsidiary of OSG. The ship management agreements provide for the technical management of the Vessels. The basic hire rate for each of the Vessels and the technical management fee are payable monthly in advance. The basic hire will increase annually by an amount approximately equal to the annual increase in the fee payable under the applicable ship management agreement.

Note A—Summary of significant accounting policies:

1. Basis of presentation and accounting

Prior to October 18, 2005, the accompanying predecessor combined carve-out financial statements include the accounts of seven wholly-owned subsidiaries of OSG. Such subsidiaries (collectively "OSG Crude"), which are incorporated in the Marshall Islands, owned a fleet consisting of seven modern tankers prior to the IPO. These predecessor combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG Crude, which owned the vessels which were acquired by Double Hull Tankers, Inc. on October 18, 2005.

The Double Hull Tankers, Inc. consolidated and predecessor combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation or combination. For the year ended December 31, 2005, the predecessor combined carve-out financial statements are for the period January 1, 2005 through October 17, 2005, and the consolidated financial statements of the Company and its wholly owned subsidiaries are for the 75 day period from October 18, 2005 (date operations commenced) through December 31, 2005 during which the Company operated as an independent company. For the period from January 1, 2005 through October 17, 2005 and for the years ended December 31, 2004 and 2003, the predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of OSG. The assets, liabilities, results of operations, and cash flows of the predecessor were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment were allocated based on OSG Crude's proportionate share of OSG's total ship-operating (calendar) days for each of the periods presented. Management believes these allocations to reasonably present the financial position, results of operations and cash flows of OSG Crude. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had OSG Crude operated as an independent stand-alone entity for the periods presented. Had OSG Crude operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

2. Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Cash and cash equivalents of $15.9 million as of December 31, 2005 are pledged as described in Note C and are held at a single financial institution. The carrying value of cash and cash equivalents approximates its fair value.

3. Vessels

At October 18, 2005, the Company recorded the Vessels at their historical cost to OSG Crude. The Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Vessels’ remaining life at the date of acquisition from OSG Crude. For the periods through October 17, 2005, the Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis, using a vessel life of 25 years. Each vessel's salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Accumulated depreciation was $113,695,467 and $96,798,531 at December 31, 2005 and 2004, respectively. Interest costs are capitalized to vessels during the period that vessels are under construction. Interest capitalized aggregated $200,803 in 2004 and $3,621,377 in 2003.

4. Deferred drydock expenditures

On October 18, 2005 the Company entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven vessels in exchange for a fee that is fixed for the first two years of the agreement. As part of the management agreement, OSG is responsible for drydocking costs.

Prior to October 18, 2005 expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half to five years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the combined statements of operations, amounted to $1,028,025 for the period from January 1, 2005 through October 17, 2005, $976,864 in 2004 and $833,220 in 2003. The unamortized portion of deferred drydocking expenditures, which is included in other assets in the combined balance sheet, was $4,110,010 at December 31, 2004.

5. Impairment of long-lived assets

The carrying amounts of long-lived assets held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. The amount of an impairment charge, if any, would be determined using discounted cash flows.

6. Deferred finance charges

Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on a straight-line basis over the life of the related debt. Deferred finance charges of $1,567,141 and $437,922 are included in other assets at December 31, 2005 and 2004, respectively. Amortization of deferred finance charges amounted to $35,859 for the period from October 18, 2005 to December 31, 2005, $437,922 for the period from January 1, 2005 through October 17, 2005, $46,052 in 2004 and $45,989 in 2003.

7. Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters.

Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," our predecessor, OSG Crude, did not begin recognizing voyage revenue until a charter had been agreed to by one of the subsidiaries and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Under voyage charters, expenses such as fuel, port charges, canal tolls, cargo handling operations and brokerage commissions were paid by OSG Crude whereas, under time and bareboat charters, such voyage costs were paid by OSG Crude's customers. For voyage charters, time charter equivalent revenues represent shipping revenues less voyage expenses. For time and bareboat charters, time charter equivalent revenues represent shipping revenues less brokerage commissions, if applicable, which are included in voyage expenses.

The vessels owned by Double Hull Tankers, Inc. and OSG Crude operated in either the Tankers International Pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2005. For vessels operating in such pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Ship operating expenses exclude voyage expenses. Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of the time charters Double Hull Tankers, Inc. has entered into with subsidiaries of OSG with respect to its seven vessels, DHT has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

On October 18, 2005 Double Hull Tankers, Inc. entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven vessels in exchange for a fee that is fixed for the first two years. This management agreement covers, among others, costs related to crewing, maintenance, ordinary repairs, scheduled drydockings, insurance deductibles and other vessel operating expenses but excluding insurance premiums.

8. Derivatives

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("FAS 133") requires DHT, Inc. and OSG Crude to recognize all derivatives on the balance sheet at fair value. If the derivative is an effective hedge, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income.

Double Hull Tankers, Inc. and OSG Crude use interest rate swaps to convert interest-bearing debt from floating to fixed rate. The swaps are designated and qualify as a cash flow hedges. DHT and OSG Crude assumes no ineffectiveness since the interest rate swap meets the conditions required under FAS 133 to apply the critical terms method for prepayable debt.

9. Common Stock of OSG Crude

Each of the seven subsidiaries included in the predecessor combined carve-out financials statements had authorized capital of 500 common registered shares with no par value. Upon incorporation, each subsidiary issued 100 shares to OSG International, Inc., a wholly-owned subsidiary of OSG, in exchange for investment of $100,000.

10. Foreign currency

The functional currency of the Company and each of the vessel subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

11. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B—Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	Year ended December 31,
	2005 Successor	2004 Predecessor

Interest	$2,814,905	$1,124,928
Insurance	491,000	229,303
Accounts payable	82,996	131,004
Other	505,546	558,021

	$3,894,447	$2,043,256

Note C—Debt:

Debt consists of the following:

	Year ended December 31,
	2005	2004	2003

Secured term loan - DHT	$236,000,000	$—	$—
Secured term loan - OSG Crude		89,600,000	94,800,000
Less current portion		(5,200,000)	(5,200,000)

Long term portion	$236,000,000	$84,400,000	$89,600,000

The effective interest rate for debt outstanding at December 31, 2005 and 2004 was 5.6% and 5.7%, respectively as a result of a related interest rate swaps (see Note E).

On October 18, 2005 DHT entered into a $401,000,000 secured credit facility with The Royal Bank of Scotland for a term of ten years, with no principal amortization for the first five years. The credit facility consists of a $236,000,000 term loan, a $150,000,000 vessel acquisition facility and a $15,000,000 working capital facility. DHT is the borrower under the credit facility and each of its seven vessel owning subsidiaries have guaranteed its performance thereunder. The facility is, among other, secured by first priority mortgage on DHT’s seven vessels, assignment of earnings and insurances and the Company’s rights under the time charters for the vessels and the ship management agreements, and a pledge of the balances in the Company’s bank accounts. The credit facility provides that we may not pay dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Interest is payable quarterly in arrears.

We borrowed the entire amount available under the $236,000,000 term loan upon the completion of the IPO to fund a portion of the purchase price for the seven vessels that we acquired from OSG.

Borrowings under the term loan and the working capital facility bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we have entered into an interest rate swap pursuant to which we fixed the interest rate on the full amount of our $236,000,000 term loan at 5.595%. We are required to pay a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.

We will be required to repay the term loan commencing three months after the fifth anniversary of the facility closing date (October 18, 2005) in twenty quarterly installments of $6,062,500 and a final repayment of $114,750,000 occurring simultaneously with the last quarterly repayment. In addition, the vessel acquisition facility will reduce (with any excess borrowing becoming repayable at the time of reduction) quarterly commencing three months after the fifth anniversary of the facility closing date in increments of $7,500,000. The working capital facility will also reduce (with any excess borrowing becoming repayable at the time of reduction) commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $750,000.

On July 10, 2002, OSG Crude borrowed $100,000,000 according to a secured term loan agreement bearing interest at the London interbank offered rate (“LIBOR”) plus a margin of 1%. The loan was guaranteed by OSG and secured by liens on the Overseas Chris and Overseas Ann. The secured loan agreement also contained financial covenants applicable to the consolidated financial position of OSG. In July 2005, OSG Crude repaid the outstanding balance, $87,000,000 of the secured term loan, with funds contributed to capital by a wholly-owned subsidiary of OSG. In connection with this transaction, the related floating-to-fixed interest rate swap was terminated. Accordingly, OSG Crude recognized a loss of approximately $1,471,000 related to such swap termination.

As of December 31, 2004, approximately 35.6% of the net book amount of the OSG Crude vessels, representing two tankers, was pledged as collateral under the debt agreement. As of December 31, 2005, all of the net book amount of DHT’s seven vessels, is pledged as collateral under the debt agreement.

The carrying amounts of the loans approximate their fair value.

Note D—Loans payable to wholly-owned subsidiary of OSG:

The loans payable to a wholly-owned subsidiary of OSG consisted of amounts due under a floating rate revolving credit facility. Such facility, which had no stated maturity and accordingly, had been classified as a long-term liability, provided for borrowings of up to $450,000,000. Borrowings bore interest based on the short-term Applicable Federal Rate published quarterly by the Internal Revenue Service of the United States. Interest was compounded quarterly. The effective interest rate on borrowings outstanding at December 31, 2004 was 2.8%.

During the second quarter of 2005, the wholly-owned subsidiary of OSG made a capital contribution of $114,320,169, which was deemed effective April 1, 2005, to OSG Crude, reducing loans payable to the wholly-owned subsidiary to zero.

Note E—Derivatives:

As of December 31, 2005, DHT is party to a floating-to-fixed interest rate swap that is being accounted for as a cash flow hedge with a notional amount of $236,000,000 pursuant to which DHT pays a fixed rate of 5.6% and receives a floating rate based on LIBOR. The swap expires on October 18, 2010. As of December 31, 2005, DHT has recorded a liability of $806,777 in unrealized loss on interest rate swap related to the fair value of the swap. This unrealized loss has been charged to accumulated other comprehensive income/(loss). The fair value of interest rate swaps is the estimated amount that DHT would receive or pay to terminate the agreement at the reporting date.

OSG Crude was a party to a floating-to-fixed interest rate swap that was being accounted for as a cash flow hedge with a notional amount of $87,000,000 pursuant to which it paid a fixed rate of 4.58% and received a floating rate based on LIBOR. At December 31, 2004, OSG Crude recorded a liability of $1,300,480 in deferred credits and other liabilities related to the fair value of the swap. The fair value of interest rate swaps is the estimated amount that OSG Crude would receive or pay to terminate the agreement at the reporting date.

Note F—Accumulated other comprehensive income/(loss):

The components of the change in the accumulated unrealized loss on derivative instruments follow:

	2005				Year ended December 31,
	Oct. 18 to Dec. 31 Successor		January 1 to October 17 Predecessor		2004 Predecessor	2003 Predecessor

Reclassification adjustments for interest expense included in net income/(loss)	$		$		$2,895,492	$895,880
(Increase) / decrease in unrealized loss on derivative instruments:		(806,778)		1,300,480	(2,391,849)	(1,116,033)

		$(806,778)		$1,300,480	$503,643	$(220,153)

The components of accumulated other comprehensive income in the consolidated balance sheet follow:

	Year ended December 31,
	2005 Successor	2004 Predecessor
Unrealized losses on derivative instruments	$(806,778)	$(1,300,480)

	$(806,778)	$(1,300,480)

Note G—Taxes:

No income taxes have been provided herein because DHT and the predecessor company, OSG Crude, comprise foreign corporations that would not be subject to United States federal income taxes. Further, neither DHT nor OSG Crude are subject to income taxes imposed by the Marshall Islands, the country in which they are incorporated.

Note H—Stock Compensation:

In connection with the IPO, the Company awarded a total of 6,250 shares of restricted common stock to its CEO and CFO. These shares are non-transferable until they vest, which occurs ratably over a four-year period. The aggregate fair market value of the shares on the grant date, $ 75,000 is being amortized to compensation expense over the vesting period of four years, using the straight-line method. In addition, also in connection with the IPO, the Company awarded its CEO and CFO stock options to purchase a total of 69,448 shares of common stock at an exercise price of $12.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The Company follows Financial Accounting Standards Board Statement No. 123 (R), “Share-Based Payment” and related Interpretations in accounting for its stock-based compensation. The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.69%, dividend yield of 10.42%, expected stock price volatility of 0.31 and expected life of 6 years. The aggregate fair market value of the stock options on the grant date, $75,000, is being amortized to compensation expense over the vesting period of three years, using the straight-line method. Total stock based compensation expense was $8,989 for the period from October 18, 2005 to December 31, 2005.

Note I—Pooling arrangements:

Tankers International Pool

In December 1999 the Tankers International Pool ("Tankers") was established to pool VLCC fleets. Tankers, which commenced operations in February 2000, commercially managed a fleet of 47 modern VLCCs as of December 31, 2005. Tankers was formed to meet the global transportation requirements of international oil companies and other major customers. All three of DHT's VLCCs participate in the Tankers pool.

Aframax International Pool

Since 1996, OSG and PDV Marina S.A., the marine transportation subsidiary of the Venezuelan state-owned oil company, have pooled the commercial management of their Aframax fleets. The pool commercially managed a fleet of 36 modern Aframaxes as of December 31, 2005, which generally trade in the Atlantic Basin, North Sea and the Mediterranean. All four of DHT's Aframaxes trade in this pool.

Note J—Charters-out:

The future minimum revenues expected to be received on the time charters for our seven vessels and the related revenue days (revenue days represent calendar days, less days that vessels are not available for employment due to repairs or drydock) are as follows:

	Amount	Revenue Days
2006	$71,211,200	2,524
2007	71,276,500	2,511
2008	73,090,200	2,562
2009	73,146,000	2,555
2010	70,830,200	2,407
Thereafter	48,044,100	1,455
Net minimum charter payments	$407,598,200	14,014

Future minimum revenues do not include any additional hire from the profit sharing component of the charter agreements. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Note K—Subsequent event:

In February 2006, DHT declared a dividend of $12,902,688 or $0.43 per share, and paid that dividend on March 24, 2006 to stockholders of record as of March 10, 2006.