Form 20-F
period 2006-12-31
Double Hull Tankers, Inc.
filed 2007-04-05
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

30,009,250 Common stock, par value $0.01 per share

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
Item 17  ☐      Item 18   ☒

If this report is an annual report, indicate by check mark whether the registrant is shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐      No   ☒

TABLE OF CONTENTS

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

OPA	Oil Pollution Act of 1990 of the United States.
OPEC	The Organization of the Petroleum Exporting Countries is an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.
Petroleum Products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.
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

Vessels	The Overseas Ann, the Overseas Chris, the Overseas Regal, the Overseas Cathy, the Overseas Sophie, the Rebecca and the Overseas Ania.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information ─ Risk Factors” and “Item 5. Operating and Financial Review and Prospects ─ Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

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

The following selected combined financial and other data summarize our historical financial and other information for Double Hull Tankers, Inc. (“DHT”) for the period from January 1, 2006 through December 31, 2006, October 18, 2005 through December 31, 2005 and our predecessor (“Predecessor” or “OSG Crude”). We have derived the selected statement of operations data set forth below for the years ended December 31, 2006, 2005 and 2004 and the selected balance sheet data as of December 31, 2006 and 2005 from DHT’s audited financial statements and from our predecessor combined carve-out financial statements included in this report. The selected financial and other data set forth below as of December 31, 2002 and 2003 and for the years then ended have been derived from our predecessor combined carve-out financial statements not included in this report. The selected combined financial data are not indicative of the results we would have achieved or of future results had we operated as an independent stand-alone company. This information should be read in conjunction with other information presented in this report, including “Item 5. Operating and Financial Review and Prospects ─ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor combined carve-out financial statements and the notes thereto.

	Year ended December 31,	2005		Year ended December 31,
	Succesor 2006	Successor Oct 18-Dec 31	Predecessor Jan 1 – Oct 17	2004	Predecessor 2003	2002
	(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$86,793	$20,173	$84,134	$136,205	$66,192	$31,733
Total ship operating expenses	37,994	7,899	35,426	40,870	30,828	28,716
Income from vessel operations	48,799	12,274	48,708	95,335	35,364	3,017
Net Income (loss)	35,750	9,469	43,641	86,690	29,431	(4,763)
Net income per share – basic and diluted	1.19	0.32
Balance sheet data (at end of year):
Vessels, net	322,577	339,491		355,571	326,458	295,071
Total assets	349,040	364,062		388,518	376,193	372,783
Current liabilities	9,625	10,828		7,243	7,319	6,564
Long-term liabilities(1)	236,000	236,000		256,477	331,270	357,826
Stockholders’ equity	103,415	117,234		124,798	37,604	8,393
Cash flow data:
Net cash provided by operating activities	53,998	15,893	83,039	84,248	41,272	3,728
Net cash (used in) investing activities	-	(412,580)	(830)	(9,696)	(14,496)	(50,116)
Net cash provided by (used in) financing activities	(52,511)	412,580	(82,209)	(74,582)	(26,776)	46,388
Fleet data:
Number of tankers owned (at end of period)	7	7	7	7	6	5
Revenue days(2)	2,482	520	1,987	2,451	1,887	1,780
Average daily time charter equivalent rate(3):
VLCCs	$46,900	50,300	53,392	$77,422	$41,786	$18,679
Aframaxes	$26,200	30,200	33,296	$38,831	$25,463	$16,005

(1)	Includes loans payable to Overseas Shipholding Group, Inc. (OSG) for the periods until October 17, 2005.

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

We intend to pay dividends on a quarterly basis in amounts determined by our board of directors. We expect our dividends will be substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors. We expect that most of such expenses will initially be fixed and will consist primarily of technical management fees payable under our ship management agreements, directors’ fees, the salaries and benefits of our executive officers, payments of insurance premiums, vessel taxes, payments of interest on $236 million of indebtedness that is outstanding under our credit facility, which we fixed for five years at a rate of 5.6% as of October 18, 2005, payments of commitment fees and other financing costs under our credit facility, and other general and administrative expenses.  For more information on our credit facility please see “Item 5. Operating and Financial Review and Prospects ─ Our Credit Facility.” There can be no assurance that we will not have other cash expenses or liabilities, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that the amounts currently anticipated for any of the items set forth above will not increase, that we will not have to fund any required capital expenditures for our vessels or that we will not be subject to other circumstances that reduce or eliminate the amount of cash that we have available for the payment of dividends. In addition, we may acquire additional vessels, which may not benefit from the same chartering and management arrangements that we have for our initial fleet of seven vessels. Although our board does not currently anticipate establishing any reserves, there can be no assurance that our board of directors will determine not to establish reserves or otherwise change our dividend policy.

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

We have entered into a $401 million secured credit facility with The Royal Bank of Scotland that consists of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. Our credit facility provides that we may not pay dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Our ability to declare and pay dividends will therefore depend on whether we are in compliance with our credit facility, the market value of our vessels and the value of our swap agreements. Because we are not required, and do not expect to make, any principal payments during the first five years of the credit facility, the difference between the market value of our vessels and the outstanding borrowings under our credit facility may decrease over time, as vessels generally decrease in value as they age. Therefore, our ability to comply with our financial ratio covenants and to make dividend payments under our credit facility may decrease as the facility approaches its fifth anniversary. In addition, following the fifth anniversary of the credit facility, we will be required to make principal repayments of approximately $6 million per quarter on the term loan until its final maturity in 2015, when a final payment of approximately $121 million will be due. We will also be required to begin making principal repayments of our indebtedness, if any, that may then be outstanding under the vessel acquisition facility and the working capital facility. Therefore, unless we are able to refinance borrowings under our credit facility with new indebtedness that has a later maturity date, following the fifth anniversary of the credit facility, the amount of cash that we will have available to pay as dividends in any period will be decreased by the amount of any principal repayments that we are required to make.

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

We currently intend to distribute all of our available cash from our operations, less cash expenses, to our stockholders in the form of dividends. However, our dividend policy is subject to change at any time at the discretion of our board and our board may elect to change our dividend policy by establishing a reserve for, among other things, the repayment of our credit facility or to help fund the acquisition of a vessel. It is likely that our board would establish a reserve to repay indebtedness if, as the maturity of our credit facility approaches in 2015, it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate. If our board were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve. In addition, our ability to pay dividends is limited by Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or if a company would be rendered insolvent by the payment of such a dividend. In addition, any dividend may be discontinued at the discretion of our board.

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

We cannot predict at this time any of the factors that the charterers will consider in deciding whether to exercise any of their extension options under the charters. It is likely, however, that the charterers would consider a variety of factors, which may include the age and specifications of the chartered vessel, whether the vessel is surplus or suitable to the charterers’ requirements and whether more competitive charter hire rates are available to the charterers in the open market at that time.

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

Our three VLCCs currently participate in the Tankers International Pool, which consists of OSG and seven other tanker companies, and our four Aframax tankers currently participate in the Aframax International Pool, which has nine members, including OSG. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. The charterers currently operate our VLCCs in the Tankers International Pool and our Aframaxes in the Aframax International Pool. Under our charter arrangements, we are entitled to share in the revenues that the charterers realize from operating our vessels in these pools in excess of the basic hire paid to us. Pooling arrangements are intended to maximize tanker utilization. Although OSG has indicated that it intends to keep all of our vessels in the pooling arrangements they are currently in, we cannot assure you that OSG will continue to use pooling arrangements for our vessels or any of the vessels it manages. Also, if we were to acquire any additional vessels, we cannot assure you that they would operate in pools, particularly if those vessels were not chartered to OSG.  Further, because OSG voluntarily participates in the pools, we cannot predict whether the pools our vessels participate in will continue to exist in the future. In addition, the EU is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way the pools are operated or may prohibit such pooling arrangements altogether. If for any reason our vessels cease to participate in a pooling arrangement or the pooling arrangements are significantly restricted, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends.

If Tanker Management opts to terminate any or all of our management agreements upon 90 days notice beginning in October 2007, our operating expenses could materially increase.

Under our ship management agreements, Tanker Management, a wholly owned subsidiary of OSG, is responsible for all of the technical and operational management of our vessels and receives a technical management fee for its services. Each ship management agreement with Tanker Management is coterminous with the charter for the same vessel, but is cancelable by Tanker Management for any reason upon 90 days notice following the second anniversary of the agreement. In addition, we may terminate the ship management agreements for any reason at any time upon 90 days advance notice. Each charterer has the right to approve any replacement manager that we select; however, the approval may not be unreasonably withheld. In addition, each charterer has the right to cause us to change the manager of its vessel under certain circumstances if it is dissatisfied with the manager’s performance. In the event the ship management agreements are terminated in October 2007 by Tanker Management or sooner by us, we cannot assure you that we would be able to obtain similar fixed rate terms from another manager. In addition, if we terminate the ship management agreements, we may be required to pay drydocking expenses that have been incurred by Tanker Management, which could be substantial, to the extent those expenses have not been recouped through the drydock component of the technical management fee. If we incur greater expenses under replacement management agreements or due to the termination of our ship management agreements, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced or eliminated.

Because we are a company with a limited separate operating history, our historical financial and operating data may not be representative of our future results.

We are a company with a limited separate operating history. Four of the vessels we purchased from OSG were delivered to OSG between 2001 and 2004, one was delivered in 1997 and the remaining two were delivered in 1994. The historical predecessor combined carve-out financial statements included in this report have been prepared on a carve-out basis and reflect the historical business activities of OSG relating to our vessels. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long-term charters, ship management agreements and our financing arrangements and in any event are not a meaningful representation of our future results of operations.

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

We have entered into a $401 million secured credit facility under which we initially borrowed approximately $236 million under a term loan to finance a portion of the cash purchase price for our vessels. In addition, we will have available to us under the same facility a $15 million working capital line of credit and a $150 million vessel acquisition line of credit. We are required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our credit facility, which is secured by, among other things, mortgages over all of our vessels, assignments of earnings and insurances and pledges over our bank accounts, requires that we comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of our vessels that secure the credit facility be no less than 120% of our borrowings plus the actual or notional cost of terminating any swap agreements that we enter in order for us to satisfy collateral maintenance requirements and that the charter-free market value of our vessels that secure the credit facility be no less than 135% of our borrowings plus the actual or notional cost of terminating any swap agreement that we enter in order for us to pay dividends. We pay a floating rate of interest under our credit facility, although we fixed the interest rate for five years on our outstanding debt at a rate of 5.6% through a swap agreement effective as of October 18, 2005.

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

Based on our operations, representations previously made by OSG, including representations that certain terms of the ship management agreements and the charters with OSG’s subsidiaries are consistent with normal commercial practice and the opinion of our tax counsel dated January 29, 2007, we believe that it is more likely than not that we are not currently a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believes that it is more likely than not that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Internal Revenue Code of 1986, as amended, or the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. The 15% maximum tax rate for individuals would not be available for this calculation. See “Item 10. Taxation ─ United States Federal Income Tax Consideration” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. individuals would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us, and therefore that dividends paid by us would not be eligible for the 15% tax rate, because we are incorporated in the Marshall Islands.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August of 2003. Based on OSG’s ownership and our review of the applicable United States Securities and Exchange Commission, or SEC, documents, we believe that we do qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future and thereby become subject to U.S. federal income tax on our U.S. source income. For example, if stockholders with a 5% or greater interest in our stock, including OSG or any of its affiliates, were to collectively own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year, we might not be able to qualify for exemption under Code Section 883. As of December 31, 2006 OSG’s affiliate, OSG International, Inc., or OIN, owned approximately 44.5% of our outstanding common stock. On January 23, 2007, OIN sold 4.6 million shares of our common stock, reducing its ownership to approximately 29.17%. Accordingly, if one or more shareholders other than OSG and its affiliates (and other than investment companies registered under the Investment Company Act of 1940) own more than 5% of our common stock for more than half the days during the taxable year, we could lose the benefit of this tax exemption for such year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status in the future.

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

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which currently has a maximum rate of 30%. We intend to operate in a manner so that we do not have a permanent establishment in the United Kingdom and so that we are not resident in the United Kingdom, including by locating our principal place of business outside the United Kingdom, requiring our executive officers to be outside of the United Kingdom when making any material decision regarding our business or affairs and by holding all of our board meetings outside of the United Kingdom. However, because certain of our executive officers and directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

RISKS RELATING TO OUR INDUSTRY

Vessel values have recently been at or near historically high levels, and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical and vessel values have recently reached historical peaks. If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Currently, vessel values have recently been at or near historically high levels. There can be no assurance that vessel values will not decline from current levels or that charter rates will be sufficient to provide us with additional hire payments.

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book which extends to 2011  equaled about 38% of the existing world tanker fleet as of February 2007 and we cannot assure you that the order book will not increase further in proportion to the existing fleet. The newbuilding order book is not fully booked for 2010. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The amount of additional hire that we receive under our charter arrangements, if any, will generally depend on prevailing spot market rates, which are volatile.

Our fleet of seven vessels is operated under time charters with the charterers, and additional hire is paid to us pursuant to a charter framework agreement entered among us and OIN and each of our and its subsidiaries. We receive a fixed minimum daily basic charter rate and may receive additional hire under these charter arrangements. Additional hire, if any, is paid quarterly in arrears. The amount of additional hire is subject to variation depending on the charter hire received by the charterers through their pooling arrangements, or if a vessel is not operated in a pool, charter rates in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions. We cannot assure you that we will receive additional hire for any quarter.

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

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. From January 1, 2006 through December 31, 2006, vessels in our fleet have, while operating in pools, made one call to ports in Libya and four calls to ports in Iran out of a total of 347 calls on worldwide ports. On June 30, 2006, Libya was removed from the U.S. government’s list of state sponsors of terrorism and is not subject to sanctions or embargoes, while Iran continues to be subject to sanctions and embargoes imposed by the U.S. government and is identified by the U.S. government as a state sponsor of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

In addition, in complying with OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast waters to prevent the introduction of non-indigenous species that are considered to be invasive. As a result of accidents such as the November 2002 oil spill from the Prestige, a 26 year old single-hull tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

OSG International, Inc., or OIN, a subsidiary of OSG, beneficially owned approximately 44.5% of our outstanding common stock as of December 31, 2006. OIN may sell its shares in unregistered sales that are subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 of the Securities Act of 1933.

In addition to the unregistered sales referred to above, pursuant to a registration rights agreement that we and OIN have entered, OIN will have the right to cause us to register the sale of shares of our common stock beneficially owned by it, subject to the same lock up provisions described above. On January 23, 2007, OIN sold 4.6 million shares of our common stock in a registered public offering underwritten by Merrill Lynch & Co., reducing OIN’s beneficial ownership in DHT to approximately 29.17%. If OIN were to sell additional shares of our common stock pursuant to a registered offering, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by OIN might occur could also adversely affect the market price of our common stock.

On October 18, 2006, all shares held by OIN and its affiliates became eligible to be sold into the public market pursuant to Rule 144 under the Securities Act, subject to certain volume limitations.

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

General Information

We were incorporated in April 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc., a Delaware corporation, or OSG. Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE23RA and our telephone number is +44 (0) 1534 639759.

B.	BUSINESS OVERVIEW

We operate a fleet of double hull tankers. Our fleet currently consists of three very large crude carriers, or VLCCs, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,342,372 dwt and a weighted average age of 6.9 years as of December 31, 2006, compared with an average age of approximately 11.1 years for the world crude tanker fleet.

We acquired the seven vessels in our fleet from subsidiaries of OSG on October 18, 2005 in exchange for cash and shares of our common stock and we have chartered these vessels back to subsidiaries of OSG. OSG, one of the world’s largest bulk-shipping companies, owns and operates a modern fleet of 137 vessels (including newbuildings on order and the seven vessels that comprise our fleet) that have a combined carrying capacity of 13.4 million dwt. and 865,000 cbm as of December 31, 2006. OSG’s fleet consists of both internationally flagged and U.S. flagged vessels that transport crude oil, petroleum products and dry bulk commodities.

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

General

Effective October 18, 2005, our wholly owned subsidiaries time chartered our vessels to the charterers for a period of five to six and one-half years, as set forth in the table below. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. The charterer must exercise its renewal option in writing at least 90 days prior to expiration of the existing charter. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the charter. The shipbrokers panel, which we call the Broker Panel, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. We guarantee the obligations of each of our subsidiaries under the charters and OSG guarantees each charterers’ obligation to make charter payments to us.

Vessel	Term of Initial Charter	Expiration of Initial Charter	Term of Extension Periods	Maximum Aggregate Extension Term
Overseas Ann	6½ years	April 17, 2012	1, 2 or 3 years	8 years
Overseas Chris	6 years	October 17, 2011	1, 2 or 3 years	8 years
Overseas Regal	5½ years	April 17, 2011	1, 2 or 3 years	6 years
Overseas Cathy	6¼ years	January 17, 2012	1, 2 or 3 years	8 years
Overseas Sophie	5¾ years	July 17, 2011	1, 2 or 3 years	8 years
Rebecca	5 years	October 17, 2010	1, 2 or 3 years	5 years
Overseas Ania	5 years	October 17, 2010	1, 2 or 3 years	5 years

The charterers are wholly owned subsidiaries of OSG. Under the charters, we are required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels have been approved for trading (referred to in the industry as “vetting approvals”) by a minimum of four major oil companies and (ii) that we do not lose any vetting approvals that are required to maintain the vessels’ trading patterns. Tanker Management performs those duties for us under the ship management agreements described below. If structural changes or new equipment is required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers will be required to pay the first $50,000 per year per vessel for all such changes. To the extent the cost of all such changes exceeds $50,000 the excess cost will be apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost. Each charter also provides that the basic hire will be reduced if the vessel does not achieve the performance specifications set forth in the charter. Pursuant to the charters, the charterers have agreed to endeavour to avoid or limit any liability to their customers for consequential damages. In addition, the charterers and OIN have agreed to use their commercial best efforts to charter our vessels on market terms and to ensure that preferential treatment is not given to any other vessels owned, managed or controlled by OIN or its affiliates.

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

Basic Hire

Under each time charter, the daily charter rate for each of our vessels, which we refer to as basic hire, is payable to us monthly in advance and will increase annually. The basic hire under the charters for each vessel type during each year of the fixed term of the charter is as follows:

Charter Year	End of Charter Year*	VLCC (Ann, Chris and Overseas Regal)	Aframax (Overseas Cathy and Overseas Sophie)	Aframax (Rebecca and Overseas Ania)
1	October 17, 2006	$37,200/day	$24,500/day	$18,500/day
2	October 17, 2007	37,400/day	24,700/day	18,700/day
3	October 17, 2008	37,500/day	24,800/day	18,800/day
4	October 17, 2009	37,600/day	24,900/day	18,900/day
5	October 17, 2010	37,800/day	25,100/day	19,100/day
6	October 17, 2011	38,100/day	25,400/day

*
The charters for the Overseas Cathy and the Overseas Ann expire on January 17, 2012 and April 17, 2012, respectively. During the period from October 17, 2011 to their respective expiration dates, the basic hire is $25,700 and $38,500 per day, respectively. The charter for the Overseas Regal expires on April 17 , 2011 and the charter for the Overseas Sophie expires on July 17, 2011.

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

Additional Hire

Pursuant to our charter arrangements, the parent of each of the charterers, OSG International, Inc., or OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire. OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period. OSG has guaranteed the additional hire payments due to us under the charter framework agreement. If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations. Additional hire is calculated on a time charter equivalent, or TCE, basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market. However, the manner in which charter hire is calculated for a given period depends on whether our vessels are operated in a pool or in the time or spot charter market. Currently, all of our vessels are operated in either the Tankers International Pool or the Aframax International Pool.

General provisions regarding additional hire.

For the First Four Fiscal Quarters. Additional hire was calculated at the end of each quarter through and including the quarter ending September 30, 2006 for the period commencing on the effective date of the charters and ending on the last day of the applicable quarter, as follows:

•	TCE revenue earned or deemed earned by the charterers for all of our vessels over the calculation period is aggregated;

•	the basic hire earned by all of our vessels during the calculation period is aggregated;

•	additional hire for the calculation period is equal to 40% of the excess, if any, of the TCE revenue earned or deemed earned by the charterers over the basic hire earned by all of our vessels;

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

In Subsequent Fiscal Periods. Additional hire for any calendar quarter ending after September 30, 2006 is also calculated on a fleetwide basis and will be equal to an amount that is 40% of the excess, if any, of (i) the aggregate of the rolling four quarter weighted average hire for all of our vessels in the calendar quarter over (ii) the aggregate of the basic hire earned by all of our vessels in that calendar quarter. The weighted average hire for each vessel is determined by:

•
aggregating all TCE revenue earned or deemed earned by the vessel in the four quarter period ending on the last day of the quarter and dividing the result by the number of days the vessel was on hire in that four quarter period; and

•	multiplying the resulting rate by the number of days the vessel was on hire in the calendar quarter.

OIN is responsible for performing the additional hire calculations each quarter, subject to our right to review its calculations. Additional hire, if any, is payable on the 35th day following the end of each calendar quarter. We will not be required to refund any additional hire payments made to us by OIN in respect of prior periods due to our vessels earning less than the basic hire amounts.

Additional hire for vessels operating in a pool.

General. In order to enhance vessel utilization and earnings, OSG is a member of the Tankers International Pool, which operates VLCCs and V Pluses, and the Aframax International Pool, which operates Aframaxes. Our vessels are currently operated in these pools. The Tankers International Pool currently consists of 43 VLCCs and V Pluses, including our three VLCCs, and the Aframax International Pool consists of 43 Aframaxes, including our four Aframaxes. The large number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or COAs, which minimize idle time and distances travelled empty. We therefore believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

Allocation of pool revenues. Earnings generated by all vessels operating in a pool are expressed on a TCE basis and then pooled and allocated based on a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. Earnings from vessels operating on voyage charters in the spot market and on COAs within the pool need to be converted into TCEs (by subtracting voyage expenses such as fuel and port charges) while vessels operating on time charters within a pool do not need to be converted. For vessels operating on voyage charters in the spot market and on COAs, aggregated voyage expenses are deducted from aggregated revenues to result in an aggregate net revenue amount, which is the TCE amount. These aggregate net revenues are combined with aggregate time charter revenues to determine aggregate pool TCE revenue. Aggregate pool TCE revenue is then allocated to each vessel in accordance with the allocation formula. Because OSG currently operates all the VLCCs and Aframaxes it owns and charters-in in the Tankers International and Aframax International Pools, respectively, we expect that our vessels will continue to be operated in these pools and that each charterer will earn its vessel’s share of the respective pool’s TCE revenue from the commencement of our time charters with OSG’s subsidiaries and for so long as OSG maintains its membership in that pool. However, OSG can withdraw from either pool at any time, and the members of either pool can agree to change the terms of their respective pools at any time. Furthermore, under the current terms of the respective pool agreements, OSG may withdraw a particular VLCC (including any of ours) from the Tankers International Pool and time charter it to third party for a term exceeding five years and may withdraw a particular Aframax (including any of ours) from the Aframax International Pool and time charter it to a third party for a term in excess of three years.

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

If a vessel is operated by a charterer outside of a pool and not in the time charter market (i.e., in the spot market), TCE revenue will be deemed earned for the period that the vessel is operating on the spot market and is on hire under our time charter. TCE revenue will be calculated each quarter using averages of the daily spot rates (expressed in Worldscale Points) for the routes specified below, as determined by the Broker Panel. We refer to these averages as the average spot rates and we refer to these routes as the notional routes. The average spot rates will be determined for the notional routes as follows:

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

A TCE per-day rate will be calculated based on the average spot rates reported by the Broker Panel and weighted by the notional routes as described below. TCE revenue for the vessel will be calculated by multiplying the TCE per-day rate by the number of days the vessel was operating on hire under our time charter during that quarter.

The Broker Panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and OIN. If Worldscale ceases to be published, the Broker Panel shall use its best judgment in determining the nearest alternative method of assessing the market rates on the specified voyages.

On the last day of each calendar quarter, OIN will instruct the Broker Panel to determine for each notional route the average spot rate for the relevant period during that quarter that the vessel was on hire. Periods for which a vessel is off hire under our time charter for any reason will be excluded from the calculation. The Broker Panel will be instructed to deliver their assessment of the average spot rates no later than the fifth business day following the instruction date to make such assessment. Upon receipt of the Broker Panel’s assessment of the average spot rates, OIN will calculate the TCE revenue deemed earned by each charterer for the relevant periods during that quarter, and will deliver such calculation to us no later than the fifth business day following the date on which it receives the average spot rate assessment from the Broker Panel. Such TCE revenue amounts will be included in the additional hire calculation for the quarter. Determinations of the Broker Panel will be binding on us and OIN. We and OIN will share equally the cost of such Broker Panel assessment and of any experts engaged by the Broker Panel.

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

Additional details on the calculation of TCE revenue for spot periods are set forth below:

•
Calculation of voyage duration. The voyage duration for each notional route will be calculated for the laden and ballast legs of a round trip on such notional route using the distance, speed and time in port specified below for each vessel.

•	Data used in calculations. The following data will be used in the above calculations and is subject to annual review to ensure consistency with industry standards:

Bunkers in port

For Overseas Cathy and Overseas Sophie:  loading 20 tons; discharging 20 tons.

For Rebecca and Overseas Ania:  loading 20 tons; discharging 20 tons.

For VLCCs:  loading 50 tons; discharging 200 tons.

Bunker costs

Bunkers used in the calculation of freight income will be determined based on speed, distance and consumption of bunkers at sea and in port. Bunker costs will be equal to the bunkers used multiplied by the bunker price. Bunker prices will be as published by Platts Bunkerwire, or a similar publication or quotation service mutually acceptable to us and the charterer, and will be increased for barge delivery charges to reflect the average barge delivery charges in the applicable port over the prior applicable period.

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

Port charges

The port charges for each notional route will be equal to the sum of port tariffs, tugs and other port call expenses at the loading and discharging ports, in U.S. dollars, converted if necessary at the exchange rate in effect on the last calendar day of the period for which the TCE day rate is being calculated.

Time in port

For Aframaxes:  5 days, which will be split 2 days loading, 2 days discharging and 1 day idling.

For VLCCs:  7.5 days, which will be split 3 days loading, 3 days discharging and 1.5 days idling.

Distance

The distance for each notional route will be determined according to the “World-Wide Marine Distance Tables” published by British Petroleum.

Speed and consumption at sea

For Overseas Cathy and Overseas Sophie: 15 knots at 60 tons per day in laden condition and 15 knots at 60 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

For Rebecca and Overseas Ania: 13.3 knots at 37 tons per day in laden condition and 13.3 knots at 37 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

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

Tanker Management will be responsible for all scheduled drydocking costs related to our vessel during the term of the ship management agreement. However, if a ship management agreement is terminated, we will make a payment to Tanker Management in the amount of the cumulative scheduled drydocking costs paid by Tanker Management in excess of the cumulative drydock-related management fee payments paid by us, in accordance with the terms set forth in the applicable ship management agreement. If at such time cumulative drydock-related management fee payments paid by us exceed cumulative scheduled drydocking costs paid by Tanker Management, we will receive a payment from Tanker Management in the amount of the difference. Following the first drydocking of the applicable vessel, we will be responsible for any reasonably unanticipated repair to a vessel that (i) is not due to the fair wear and tear of the vessel and (ii) exceeds any insurance or warranty coverage amounts.

Tanker Management is also obligated under the ship management agreements to arrange for insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance and we are responsible for the payment of all premiums. Tanker Management is responsible for the payment of deductibles subject to the following per claim limits:

•	for our hull and machinery policy, $250,000 for claims on any of our VLCCs and $125,000 for claims on any of our Aframaxes;

•	for our protection and indemnity policy:

$100,000 for claims under the running down clause and the fixed and floating objects clause, and

$15,000 for all other protection and indemnity claims.

Tanker Management is not required to make any payments in respect of any off hire period that is not covered by loss of hire insurance. We have obtained loss of hire insurance that will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss or constructive total loss of the vessel). Tanker Management is permitted to assign its duties under the ship management agreements to an affiliate at any time.

Each ship management agreement is coterminous with the time charter of the associated vessel. An extension of a time charter will trigger an extension of the associated ship management agreement unless it is cancelled as described below. Under each ship management agreement, we will pay Tanker Management a technical management fee in exchange for the management services and payment of costs described above, expressed in dollars per day that is payable monthly in advance and calculated on the actual number of days in the month. For each management agreement, the technical management fee is fixed through October 2007 and will increase by 2.5% per year thereafter for the duration of the agreement.

The schedule of technical management fees for the initial charter period is as follows:

Year of Agreement	End of Annual Period	VLCC	Aframax
1	October 17, 2006	$6,500/day	$5,800/day
2	October 17, 2007	6,500/day	5,800/day
3	October 17, 2008	6,663/day	5,945/day
4	October 17, 2009	6,829/day	6,094/day
5	October 17, 2010	7,000/day	6,246/day
6	October 17, 2011	7,175/day	6,402/day
7	October 17, 2012	7,354/day	6,562/day

Under the ship management agreements, Tanker Management has agreed to maintain our vessels so that they comply with the requirements of our charters and are in class with valid certification, and to keep them in the same good order and condition as when delivered, except for ordinary wear and tear. In addition, Tanker Management will be responsible for our fleet’s compliance with all government, environmental and other regulations.

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

OSG and its affiliates, including Tanker Management, provide technical and operational management and payroll and support services for OSG’s fleet of vessels, including vessels that are majority owned by independent third parties.

OUR FLEET

The following chart summarizes certain information about the seven vessels in our fleet.

Vessel	Year Built	Dwt	Current Flag	Classification Society
VLCC
Overseas Ann	2001	309,327	Marshall Islands	Lloyds
Overseas Chris	2001	309,285	Marshall Islands	Lloyds
Overseas Regal	1997	309,966	Marshall Islands	ABS
Aframax
Overseas Cathy	2004	112,028	Marshall Islands	ABS
Overseas Sophie	2003	112,045	Marshall Islands	ABS
Rebecca	1994	94,873	Marshall Islands	ABS
Overseas Ania	1994	94,848	Marshall Islands	ABS

The Overseas Regal was built in Japan by Universal Shipbuilding Corporation (formerly Hitachi Zosen Corporation) and our other six vessels were built by Hyundai Heavy Industries Co. in South Korea, in each case under full-time on-site supervision of OSG’s in-house naval architects.

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

Tanker Management is responsible for arranging for the insurance of our vessels on terms specified in the ship management agreements, which we believe are in line with standard industry practice. We are responsible for the payment of premiums. Tanker Management is responsible for the payment of deductibles, up to the amounts specified in the ship management agreements, but will not be required to reimburse us for off hire periods that are not covered by loss of hire insurance. In accordance with the ship management agreements, Tanker Management has arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Tanker Management has also agreed in the ship management agreements to arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms. Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy. We have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel). Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 29 of this report.

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

INTERNATIONAL MARITIME ORGANIZATION

In April 2001, the IMO adopted regulations under the International Convention for the Prevention of Pollution from Ships, or MARPOL, requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993, to have double hull, mid-deck or equivalent design. At that time the regulations also required the phase-out of non-double hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age. Existing single hull tankers were required to be phased out unless retrofitted with double hull, mid-deck or equivalent design no later than 30 years after delivery. These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate. Subsequent amendments to the MARPOL regulations accelerated the phase out of single hull tankers to 2005 for Category I vessels and 2010 for Category II and III vessels. Category I vessels are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are pre-MARPOL Segregated Ballast Tanks (SBT) tankers. Category II tankers are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are post-MARPOL SBT tankers. Category III tankers are tankers above 5,000 dwt, but below the deadweight specified for Category I and II tankers above. The IMO may adopt additional regulations in the future that could further restrict the operation of single hull vessels. All of our tankers are double hulled and are thus not subject to phase-out under existing IMO regulations.

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

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $943 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $134 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 8, 2007. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans, or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required. In addition to SOPEPs, Tanker Management has adopted for our vessels Shipboard Marine Pollution Emergency Plans, or SMPEPs, which cover potential releases not only of oil but of any noxious liquid substances (known as NLSs).

U.S. REQUIREMENTS

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

In general, OPA had historically limited the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. Federal legislation signed into law on July 11, 2006 increased these limits to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). For our vessels, the increased limits became effective on October 9, 2006. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages associated with discharges of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the previous limits of liability described above for OPA and CERCLA (combined), which combined limit for tankers was increased from $1,500 per gross ton to $2,200 per gross ton effective October 9, 2006, when the increased liability limits under OPA went into effect (as described above). Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Tanker Management has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

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

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters starting in 2015. All of our vessels have double hulls.

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

In addition, the U.S. Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. The U.S. Environmental Protection Agency (or EPA) has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Although the EPA has indicated that it will appeal this decision, if the exemption is repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

EUROPEAN UNION TANKER RESTRICTIONS

In July 2003, in response to the Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers used for the transport of oil from entering into its ports or offshore terminals starting in 2010. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. All of our tankers are double hulled. The European Union has also adopted legislation that: (1) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters, creates an obligation of port states to inspect at least 25% of vessels using these ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and (2) provides the European Union with greater authority and control over classification societies (private organizations that, among other things, inspect and monitor ships and assess whether ships meet required technical standards), including the ability to seek to suspend or revoke the authority of negligent societies. In addition, the European Union is considering the adoption of criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. Certain member states of the European Union, by virtue of their national legislation, already impose criminal sanctions for pollution events under certain circumstances. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority.

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

C.	ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels that the subsidiaries own as of December 31, 2006:

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ann Tanker Corporation	Overseas Ann	Marshall Islands	100%
Chris Tanker Corporation	Overseas Chris	Marshall Islands	100%
Regal Unity Tanker Corporation	Overseas Regal	Marshall Islands	100%
Cathy Tanker Corporation	Overseas Cathy	Marshall Islands	100%
Sophie Corporation	Overseas Sophie	Marshall Islands	100%
Rebecca Corporation	Rebecca	Marshall Islands	100%
Ania Aframax Corporation	Overseas Ania	Marshall Islands	100%

D.	PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of vessels and the following table sets forth the fleet that we operate as of December 31, 2006:

Vessel	Type	Approximate DWT	Construction	Flag
Overseas Ann	VLCC	309,327	Double-Hull	Marshall Islands
Overseas Chris	VLCC	309,285	Double-Hull	Marshall Islands
Overseas Regal	VLCC	309,966	Double-Hull	Marshall Islands
Overseas Cathy	Aframax	112,028	Double-Hull	Marshall Islands
Overseas Sophie	Aframax	112,045	Double-Hull	Marshall Islands
Rebecca	Aframax	94,873	Double-Hull	Marshall Islands
Overseas Ania	Aframax	94,848	Double-Hull	Marshall Islands

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and our predecessor combined carve-out financial statements, which we call our combined financial statements, and the related notes included elsewhere in this report.  This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to these statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results may differ from those contained in the forward-looking statements and such differences may be material.

OVERVIEW - PREDECESSOR

For the period from January 1, 2005 through October 17, 2005 and for the year ended December 31, 2004, the combined financial statements presented herein with respect to our seven vessels have been carved out of the consolidated financial statements of OSG. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand-alone entity for all periods presented or of future results.

We refer to the companies that owned our seven vessels collectively as our predecessor, or, in the financial statements that form a part of this report, as OSG Crude. Our predecessor’s fleet consisted of the same vessels that we acquired upon the completion of the IPO: three modern, double hull VLCCs and four modern, double hull Aframaxes that have a combined carrying capacity of 1.3 million dwt. All of these vessels operated in pools during the period from January 1 through October 17, 2005 and the three years ended December 31, 2004 or since delivery of the vessel.

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

BUSINESS

On October 18, 2005, we acquired the seven vessels in our fleet. We have chartered our vessels to subsidiaries of OSG under fixed rate charters for minimum terms of five to six and one-half years. The charters commenced on the delivery of the vessels to us. The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of five, six or eight years, depending on the vessel, from the initial expiration date. See the section of this report entitled “Item 4. Information on the Company ─ Charter Arrangements” for a more detailed description of our charter arrangements. We have also entered into ship management agreements with a subsidiary of OSG for the technical management of our vessels that substantially fix our operating expenses (excluding insurance premiums and vessel taxes) for two years. See the section of this report entitled “Item 4. Information on the Company — Ship Management Agreements” for a more detailed description of our ship management agreements. When they were owned by our predecessor, our vessels were operated primarily in the spot market, and our predecessor was not a party to comparable ship management agreements. As such, our current operations differ significantly from the historical operations of our predecessor upon which our combined financial statements are based. In particular, we expect that for so long as our chartering and ship management arrangements are in place with OSG for all of our vessels, our revenues will be generated primarily from time charter payments made to us by subsidiaries of OSG and our vessel operating expenses (excluding insurance premiums and vessel taxes) under the ship management agreements will be substantially fixed. These arrangements are designed to provide us with a more stable cash flow than historically experienced by our predecessor, as our expenses will be substantially fixed through our ship management agreements and, so long as our ships are not off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters.

FACTORS AFFECTING OUR RESULTS

After the closing of the IPO on October 18, 2005, the principal factors that affect our results of operations and financial condition include:

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

Our revenues are principally derived from fixed rate time charters with subsidiaries of OSG to which our seven vessels have been chartered. In addition, the amount of additional hire that we receive under our charter arrangements is dependent on the revenues of our vessels in the Tankers International (VLCCs) and the Aframax International (Aframaxes) pools. These revenues are sensitive to patterns of supply and demand. Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, primarily because of scrapping. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Our expenses are expected to consist primarily of daily technical management fees payable under our ship management agreements, interest expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses. Our vessel owning subsidiaries have entered into ship management agreements with Tanker Management, a subsidiary of OSG, under which it is responsible for all technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings (subject to certain adjustments when the agreement is terminated), stores and supplies, lubricating oils and insurance deductibles (subject to the limits on deductibles set forth in the ship management agreements). Under these agreements, we pay a fixed daily fee for the cost of vessels’ operations, including scheduled drydockings, for each vessel, which will increase by 2.5% annually after the second year. Other than (i) the technical management fees payable under our ship management agreements, which have a duration of two years, and are cancelable by Tanker Management upon 90 days notice, (ii) interest that is payable on any indebtedness that we have incurred and may incur in the future under our credit facility, (iii) commitment fees under our credit facility (for so long as we do not make any further borrowings under the vessel acquisition facility or the working capital facility), (iv) salary paid to our current executive officers, which is fixed during the terms of their employment agreements and any additional employment agreements we may enter into in the future, and (v) our directors’ fees, none of our future fees or expenses are fixed.  Changes to our business, such as the hiring of additional employees, will affect our expenses and our results.

The charterers pay us a fixed basic charter rate monthly in advance and additional hire, if any, quarterly in arrears. We pay daily technical management fees under our ship management agreements monthly in advance. We are required to pay interest under our credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

The following table sets forth the average daily time charter equivalent rates earned by our vessels during the last three years.

	Year Ended December 31, 2006	2005		Year Ended December 31, 2004
		Oct 18 – Dec 31	Jan 1 – Oct 17
VLCCs	$46,900	$50,300	$53,392	$77,422
Aframaxes	$26,200	$30,200	$33,296	$38,831

CRITICAL ACCOUNTING POLICIES

The financial statements for DHT and our combined carve-out financial statements for our predecessor are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all of our material accounting policies, see Note A to our consolidated and predecessor combined carve-out financial statements, included as item 18 to this report.

Carve-out of the Financial Statements of OSG

For all periods prior to and through October 17, 2005, our combined carve-out financial statements include the accounts of seven wholly owned subsidiaries of OSG, a publicly traded company incorporated in Delaware. These combined carve-out financial statement have been prepared to reflect the financial position, results of operations and cash flows of our predecessor, which owned the vessels acquired by our subsidiaries. Our combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The assets, liabilities, results of operations and cash flows were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses, which were not identifiable as relating to specific vessels, were allocated based on our predecessor’s proportionate share of OSG’s total ship operating days for each of the periods presented. Ship operating days consist of the aggregate number of calendar days in a period in which our vessels are owned by us. Management believes these allocations to reasonably present our predecessor’s financial position, results of operations and cash flows. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had our predecessor operated as an independent stand-alone entity for the periods presented. Had our predecessor operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Revenue Recognition

Both prior to and following the IPO, our vessels have generated revenue by operating in pools. Shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a TCE basis in accordance with an agreed-upon formula. For vessels operating in pools or on time charters, shipping revenues are substantially the same as TCE revenues.

Our three VLCCs participate in the Tankers International Pool and our four Aframaxes participate in the Aframax International Pool. Each of these pools generate a majority of its revenue from voyage charters. Within the shipping industry, there are two methods used to account for voyage revenues: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the pools in which we participate. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized ratably over the periods of such charters, as service is performed. Each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

RESULTS OF OPERATIONS

Combined fiscal 2005 amounts combine predecessor 2005 with successor 2005 by mathematical addition and do not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only.

Income from Vessel Operations

Shipping revenues decreased by $17,514,000, or 16.8%, to $86,793,000 in 2006 from $104,307,000 in 2005. This decrease was primarily attributable to the new charter arrangements for our vessels starting on October 18, 2005.

On October 18, 2005, we acquired the seven vessels from OSG Crude and commenced operating as an independent company and agreed to time charter our vessels to subsidiaries of OSG for periods of five to six and one-half years under charters that provide for fixed monthly payments, plus the potential to earn additional profit sharing payments. For the period from October 18, 2005 through December 31, 2005, shipping revenues were $20,173,000, which consisted of basic hire of $14,667,000 and additional hire of $5,506,000.

During the period from January 1, 2005 through October 17, 2005, Shipping revenues for our predecessor, OSG Crude, were $84,134,000 compared to $136,205,000 for full year 2004. This decrease was a result of a shorter period in 2005 and lower average daily TCE rates in 2005 compared to 2004.

For the period from January 1, 2005 through October 17, 2005 and for the year ended 2004, all of our Shipping revenues were derived from pools which predominantly perform voyage charters. From October 18, 2005 through December 31, 2005 and for the year ended 2006 all of our revenues were derived from our charter arrangements with OSG and consisted of a combination of base hire and additional hire paid to us by OSG.

Prior to October 18, 2005, reliance on the spot market contributed to fluctuations in our predecessor’s revenue, cash flow and net income, but afforded our predecessor greater opportunity to increase income from vessel operations when rates rose. After October 18, 2005, our revenue, cash flow and net income is less dependent on the development in the spot market as the charter arrangements for our seven vessels provide for fixed monthly payments plus the potential to earn additional profit sharing payments when the vessels’ earnings in the commercial pools exceed the fixed monthly payments.

Vessel expenses increased by $582,000 to $18,690,000 in 2006 from $18,108,000 in 2005 principally as a result of the management agreements entered into on October 18, 2005 with a subsidiary of OSG for the technical management of our seven vessels in exchange for a fee that is substantially fixed for the first two years of the agreement.

During the period from January 1, 2005 through October 17, 2005, vessel expenses for our predecessor, OSG Crude, were $14,433,000 compared to $15,601,000 for full year 2004. This decrease is due to a shorter period in 2005 offset by increases in crew costs and running repairs for the Overseas Ania and Rebecca during the period from January 1, 2005 through October 17, 2005. On October 18, 2005, we acquired the seven vessels from OSG Crude and commenced operating as an independent company and entered into management agreements with Tanker Management Ltd., a subsidiary of OSG, for the technical management of our seven vessels in exchange for a fee that is substantially fixed for the first two years of the agreement. For the period from October 18, 2005 through December 31, 2005, vessel expenses were $3,675,000.

Depreciation and amortization decreased by $1,025,000 to $16,915,000 in 2006 from $17,940,000 in 2005. In 2005, depreciation and amortization included $925,000 attributable to amortization of capitalized drydock expenditures, whereas in 2006, the amounts related to drydocking are incorporated in the technical management fees paid to OSG.

During the period from January 1, 2005 through October 17, 2005, depreciation and amortization expenses were $14,462,000 compared to $17,762,000 for the full year 2004. For the period from October 18, 2005 through December 31, 2005, depreciation and amortization expenses were $3,478,000.

General and Administrative Expenses

General and administrative expenses decreased by $4,116,000 to $2,389,000 in 2006 from $6,505,000 in 2005. This decrease was mainly a result of the Company operating as an independent company from October 18, 2005 and from this date no longer being allocated general and administrative expenses by OSG as described below.

General and administrative expenses for 2006 and for the period October 18, 2005 to December 31, 2005 include directors’ fees and expenses, the salary and benefits of our two executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

General and administrative expenses for our predecessor consisted primarily of salaries and other employee related costs, office rent, legal and professional fees and travel and entertainment. Prior to October 18, 2005, general and administrative expenses were allocated based on our predecessor’s proportionate share of OSG’s total ship operating days for each of the periods presented for our seven vessels. Ship operating days represent the aggregate number of days OSG owned its vessels, and were 2,030 for the period from January 1, 2005 through October 17, 2005 and 2,533 days in 2004. Management believes these allocations reasonably present our predecessor’s financial position, results of operations and cash flows.

During the period from January 1, 2005 through October 17, 2005, general and administrative expenses were $5,759,000 compared to $7,269,000 for the full year 2004. For the period from October 18, 2005 through December 31, 2005, general and administrative expenses were $746,000.

Interest Expense

Interest expense increased by $7,489,000 to $13,957,000 in 2006 from $6,468,000 in 2005 principally as a result of the increase in debt in connection with the acquisition of our seven vessels from OSG effective October 18, 2005.

During the period from January 1, 2005 through October 17, 2005, interest expense was $3,596,000 compared to $8,645,000 for the full year 2004. For the period from October 18, 2005 through December 31, 2005, interest expense, including amortization of deferred debt issuance cost, was $2,872,000.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry. We financed the acquisition of our seven vessels with the net proceeds of the IPO, borrowings under our credit facility and through the issuance of shares of our common stock to a subsidiary of OSG. Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under our credit facility. We fund our working capital requirements with cash from operations and, if necessary, borrowings under our credit facility, which includes a $15 million working capital facility. We collect our basic hire monthly in advance and pay our ship management fees monthly in advance. We receive additional hire payable quarterly in arrears. We intend to pay quarterly cash dividends denominated in U.S. dollars to the holders of our common shares in amounts substantially equal to the charter hire received by us under our charters, less cash expenses and any cash reserves established by our board of directors. Since our IPO we have paid the following dividends:

Operating period	Total payment	Per share	Record date	Payment date
October 18-December 31, 2005	$12.9 million	$0.43	March 10, 2006	March 24, 2006
January 1-March 31, 2006	$15.9 million	$0.53	June 1, 2006	June 16, 2006
April 1-June 30, 2006	$10.8 million	$0.36	August 18, 2006	September 4, 2006
July 1-September 30, 2006	$12.6 million	$0.42	November 27, 2006	December 6, 2006
October 1-December 31, 2006	$13.2 million	$0.44	February 22, 2007	March 6, 2007

We believe that our cash flow from our charters will be sufficient to fund our interest payments under our secured credit facility and our working capital requirements for the short and medium term. We will likely need to fund any future vessel acquisitions with additional borrowings under our credit facility, which includes a $150 million vessel acquisition facility that, subject to the satisfaction of conditions to drawdown, permits us to borrow amounts to pay all or a portion of the purchase price of additional vessels. We may refinance all or a portion of any additional indebtedness that we incur for vessel acquisitions from time to time with the net proceeds of future equity issuances. As of December 31, 2006 we were in compliance with the covenants contained in our secured loan agreement.

For periods prior to October 17, 2005, our combined financial statements represent the operations of our vessels by our predecessor. The acquisition of the vessels by our predecessor and their operations were funded by bank debt and loans from OSG. As a result, our predecessor combined financial statements are not indicative of the financial position, results of operations or cash flows we would have achieved had we operated as an independent stand-alone entity during the periods presented for our predecessor or of future results.

Working capital at December 31, 2006 was approximately $15,431,000 compared with $12,176,000 at December 31, 2005. At December 31, 2006, additional hire related to the period from October 1, 2006 through December 31, 2006, which amounted to $4,009,000, had not been received from the charterers. At December 31, 2005, additional hire related to the period from October 18, 2005 through December 31, 2005, which amounted to $5,506,000, had not been received from the charterers.

Net cash provided by operating activities was $53,998,000 in 2006 compared to $98,932,000 in 2005. This decrease was primarily attributable to new charter arrangements for our vessels, which since October 18, 2005 have been on long term fixed rate charters to OSG. Net cash provided by operating activities was $83,039,000 during the period from January 1, 2005 through October 17, 2005 compared with $84,248,000 in 2004. Net cash provided by operating activities was $15,893,000 from October 18, 2005 through December 31, 2005. We had total debt outstanding of $236,000,000 at December 31, 2006, all of which is due to Royal Bank of Scotland. This was unchanged from December 31, 2005.

During the second quarter of 2005, OSG made a capital contribution to our predecessor, reducing loans payable to OSG to zero.

In July 2005, our predecessor repaid the outstanding balance of its long-term debt with funds advanced by OSG.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2006 our long-term contractual obligations are as follows:

$ in thousands	Summary Long-Term Future Contractual Obligations
	2007	2008	2009	2010	2011	Thereafter	Total
Ship management agreements(1)	15,700	16,100	16,500	15,900	9,100	900	74,200
Long-term debt(2)	13,200	13,200	13,200	13,200	36,900	249,000	338,700
Total	28,900	29,300	29,700	29,100	46,000	249,900	412,900

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

(2)
Amounts shown include contractual interest obligations on $236 million of debt under the term portion of our credit facility. The interest obligations have been determined using an interest rate of 5.60% per annum based on the five year interest rate swap arrangement that was effective as of October 18, 2005. The interest on the balance outstanding is payable quarterly and the principal is payable in quarterly installments of $6,062,500 commencing on January 18, 2011, with a final payment of $120,812,500 on October 18, 2015.

We collect our fixed basic charter rate monthly in advance and pay our technical management fees monthly in advance. To the extent there are additional hire revenues, we receive such additional hire quarterly in arrears. Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our technical management fees, interest payments, commitment fees and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term. If necessary, we may also fund our working capital requirements with borrowings under our credit facility, which includes a $15 million working capital facility that may be drawn in full until the credit facility’s fifth anniversary. We may fund our future vessel acquisitions with additional borrowings under our credit facility, which also includes a $150 million vessel acquisition facility that, subject to the satisfaction of conditions to drawdown, permits us to borrow amounts to pay the purchase price of additional vessels. Our longer term liquidity requirements include repayment of the principal balance of our credit facility. We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation. Alternatively, we can sell our assets and use the proceeds to pay down debt.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, under the terms of our credit facility, we may not declare or pay any dividends if we are in default under the credit facility or if the market value of our vessels is less than 135% of our outstanding borrowings under the credit facility plus the actual or notional cost of terminating any interest rate swaps that we enter.

RISK MANAGEMENT

Our predecessor was exposed, and we expect to be exposed, to market risk from changes in interest rates, which could affect our results of operation and financial position. Our predecessor managed exposure to interest rate risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We also manage this risk by entering into an interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparty to the derivative financial instrument is a major financial institution in order to manage exposure to nonperformance by counterparties.

As of December 31, 2006, we had a five year swap effective as of October 18, 2005 with a notional amount of $236,000,000 outstanding. The swap converted the LIBOR-based interest rate on the debt to a fixed rate of 5.60% per annum including the applicable margin of 0.70%.

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

We borrowed the entire amount available under the term loan upon the completion of IPO to fund a portion of the purchase price for the seven vessels that we are acquired from OSG. Subject to the satisfaction of the conditions to draw down described below, we will be permitted to borrow up to the full amounts of the vessel acquisition facility and the working capital facility for a period of five years from the closing of the credit facility. Commencing on the fifth anniversary of the closing of the credit facility, amounts that we are able to borrow under both facilities will be reduced as set forth below.

Borrowings under the term loan and the working capital facility bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we entered an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate for five years on the full amount of our term loan at 5.60%.  We were required to pay a $1.5 million fee in connection with the arrangement of our credit facility (which we funded with a portion of the net proceeds from the IPO) and a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.

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

Security

The credit facility provides that the borrowings thereunder are secured by the following:

•	a first priority mortgage on each of the vessels we have agreed to purchase and any additional vessels that we acquire;

•	an assignment of charter hire guarantees and earnings from, and insurances on, each of the vessels we have agreed to purchase and any additional vessels that we acquire;

•	a pledge of the balances in our bank accounts which we have agreed to keep with The Royal Bank of Scotland; and

•	an unconditional and irrevocable guarantee by each of our seven vessel owning subsidiaries.

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

Events of Default

Each of the following events with respect to us or any of our subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the facility agreement:

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

The following table sets forth information regarding our executive officers and directors. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Each of our directors was elected in July 2005, and Rolf Wikborg was reelected as our Class III director at our annual stockholders meeting on June 22, 2006. All of our current directors are independent.

Name	Age	Position
Erik A. Lind	51	Class I Director and Chairman
Randee Day	58	Class II Director
Rolf A. Wikborg	48	Class III Director
Ole Jacob Diesen	59	Chief Executive Officer
Erik Ubøe	46	Chief Financial Officer
Tom R. Kjeldsberg	35	Senior Vice President, Business Development

The term of our Class I director expires in 2008, the term of our Class II director expires in 2007 and the term of our Class III director expires in 2009.

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik A. Lind—Chairman of the Board. Mr. Erik A. Lind has been chief executive of Tufton Oceanic and Managing Director of Tufton Oceanic Ltd. since 2004. Tufton Oceanic is a Fund Management and Investment banking firm for the Marine and Energy related sectors. Mr. Lind has more than 25 years experience in corporate banking, global shipping and specialized and structured asset financing. From 1995 to 2001, Mr. Lind served as Executive Vice President and a member of the Executive Management Committee at IM Skaugen ASA, a Norwegian public bulk shipping and logistics company engaged in the transportation of petrochemical gases, LPG and organic chemicals as well as crude oil lightering, in various financial management, operational and corporate and business development roles. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital. He has been actively involved in corporate recapitalization, financial restructurings, acquisitions, structured finance and joint venture investments. In addition to his positions within Tufton Oceanic. Mr. Lind currently serves on the boards of Frilin AS, a Norwegian private investment company, and Christiania Capital Partners, a private financial advisory and consulting firm based in Norway. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

Randee Day—Director. Ms. Randee Day has been a Managing Director at Seabury Transportation Holdings LLC, a leading advisory and consulting firm specializing in the transportation industry, since 2004 and is responsible for all of Seabury’s activities related to the maritime industry. Ms. Day has more than 25 years of specialized international financial experience in the marine and energy sectors. From 1985 to 2004, Ms. Day was president and chief executive officer of Day & Partners, Inc., a financial advisory and consulting firm focused on the maritime, energy and cruise industries with a diversified client base consisting of shipping companies, commercial banks and government agencies. Ms. Day has an extensive background in international trust and maritime law and has worked with clients on bankruptcies, foreign judgments and strategies for disposing of real estate and shipping assets in various international jurisdictions. Ms. Day has served as an independent director and audit committee chair of TBS International Ltd., a Bermuda based operator of one of the world’s largest controlled fleets of multipurpose tweendeck bulk carriers, since 2001. From 1979 to 1985, Ms. Day served as the head of J.P. Morgan’s Marine Transportation and Finance department in New York, where she was responsible for managing a $1 billion loan portfolio and overseeing relationships with the bank’s shipping clients in the Western Hemisphere and the Far East. She also served in the London offices of J.P. Morgan, Continental Illinois National Bank & Trust and Bank of America. Ms. Day is a resident and citizen of the United States.

Rolf A. Wikborg—Director. Mr. Rolf A. Wikborg is Managing Director of AMA Norway A/S and a director of AMA Capital Partners in New York, a maritime merchant banking group involved in mergers and acquisitions, restructurings and financial engineering in the shipping, offshore and cruise sector. Mr. Wikborg has extensive experience arranging operating and financial leases for operators in the maritime field and recently has been active arranging mergers and acquisitions. Prior to founding the AMA group in New York in 1987, Mr. Wikborg was a Managing Director at Fearnleys, Mexico, for two years after having worked in the Project Department of Fearnleys, an Oslo based ship-broker. Mr. Wikborg holds a Bachelor of Science in Management Sciences from the University of Manchester, England. Mr. Wikborg is an officer in the Royal Norwegian Navy and is a citizen and resident of Norway.

Ole Jacob Diesen—Chief Executive Officer. Mr. Ole Jacob Diesen has been an independent corporate and financial management consultant since 1997, serving a diverse group of clients primarily in the tanker industry. Mr. Diesen has advised on a broad range of shipping transactions, including mergers and acquisitions, corporate reorganizations, joint ventures, asset sales, equity, debt and lease financings and vessel charters, pooling and technical management agreements. Mr. Diesen’s career in shipping and shipping finance spans over 30 years. From 1991 to 1997, Mr. Diesen served as Managing Director of Skaugen PetroTrans ASA, a Norwegian public company that was listed on the Oslo Stock Exchange. Skaugen PetroTrans is an established crude oil lightering company in the U.S. Gulf and operator of a fleet of medium sized tankers. From 1984 to 1991, Mr. Diesen headed Fearnley Group (UK) Ltd., a privately held corporate finance advisory firm specializing in the maritime and oil industries. Prior to this, Mr. Diesen served for ten years with Manufacturers Hanover Trust, a predecessor to JPMorgan Chase, in positions including Vice President and Deputy Regional Manager, where he was responsible for the bank’s portfolios of shipping and Scandinavian corporate credits after having spent two years as a tanker chartering broker. Mr. Diesen currently serves on a number of boards including PetroTrans Holdings Ltd., Bermuda, the largest independently owned U.S. Gulf lightering business; I.M. Skaugen Marine Services Pte Ltd., Singapore, an owner of LPG/ethylene carriers; Leif Höegh (UK) Ltd., a U.K. owner of car carriers and LNG vessels; Dole (UK) Ltd., a U.K. owner of reefer vessels; and FSN Capital Holding Ltd., Jersey, a private equity firm. Mr. Diesen is a citizen of Norway.

Eirik Ubøe—Chief Financial Officer. Mr. Eirik Ubøe has been involved in international accounting and finance for approximately 20 years, which includes time spent in ship finance and as the chief financial officer for companies listed on the Oslo Stock Exchange. From March 2002 through December 2004, Mr. Ubøe served as the chief executive and chief financial officer of Nutri Pharma ASA, an international health care company listed on the Oslo Stock Exchange. From 1997 through 2002, Mr. Ubøe worked in various positions at the Schibsted Group, the largest Norwegian media group with newspaper, television and online interests in Scandinavia, the Baltics, Switzerland, France and Spain, including as the finance director of the Schibsted Group and as chief financial officer of Schibsted’s newspaper initiative in Switzerland, France and Spain. Mr. Ubøe has also served as a vice president in the corporate finance and ship finance departments of various predecessors to JPMorgan Chase both in New York and Oslo for a total of eight years. Mr. Ubøe holds an MBA from the University of Michigan’s Ross School of Business and a Bachelor in Business Administration from the University of Oregon. Mr. Ubøe is a citizen of Norway.

Tom R. Kjeldsberg – Senior Vice President, Business Development. Mr. Kjeldsberg has 10 years investment banking experience, mainly within the maritime/transportation industries. From 2002 through 2007, he was a Director in the Corporate Finance division of DnB NOR Markets, Oslo, one of the world’s leading shipping and offshore banks. Mr. Kjeldsberg has also served as an Associate in the Corporate Finance group of Merrill Lynch in London and Analyst in the Project Finance group of Cambridge Partners in New York. He holds an MBA from the IESE Business School in Barcelona, Spain. Mr. Kjeldsberg is a citizen of Norway.

B.	COMPENSATION

DIRECTORS COMPENSATION

Each member of our board of directors is currently paid an annual fee of $42,500, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors. We pay our chairman an additional $12,500 per year to compensate him for the extra duties incident to that office. We pay the head of our audit committee an additional $8,750 per year and an additional $3,750 per year to each of the other members of the audit committee. We pay the heads of our compensation committee and nominating and corporate governance committee an additional $5,000 each per year. We pay each director $1,250 for each board meeting attended. On May 10, 2006, we awarded each of our directors 1,000 shares of restricted stock. These shares of restricted stock vested and were issued on October 18, 2006. On November 8, 2006 each member of our board of directors was awarded 3,614 shares of restricted stock of which 2,614 vest in three equal amounts in May 2007, May 2008 and May 2009, subject to each member of our board of directors remaining a member of our board of directors and certain performance hurdles being met. The remaining 1,000 shares of restricted stock each vest in three equal amounts in May 2007, May 2008 and May 2009, subject to each member of our board of directors remaining a member of our board of directors. During the vesting period of the shares of restricted stock awarded to our directors on November 8, 2006, each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to each director as the shares vest.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our chief executive officer, Mr. Ole Jacob Diesen, receives an annual salary of $400,000, which includes benefits. Our chief financial officer, Mr. Eirik Ubøe receives an annual salary of NOK 1,625,000, which includes benefits. In addition, each is reimbursed for expenses incurred in the performance of their duties as our executive officers and receives the equity based compensation described below. Our senior vice president, Mr. Tom R. Kjeldsberg, receives an annual salary of NOK 1,500,000.

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

Pursuant to the employment agreements, Mr. Diesen receives a base salary per year in the amount of $400,000 and Mr. Ubøe receives a base salary per year in the amount of NOK 1,625,000. In addition, in connection with the IPO both Mr. Diesen and Mr. Ubøe received a combination of stock options and restricted stock that had a grant date value of $75,000 split equally between stock options and restricted stock. The 69,446 stock options have an exercise price of $12 per share and expire on October 18, 2015. Each executive is also eligible for additional grants under our 2005 Incentive Compensation Plan, as determined by the compensation committee of our board of directors. On November 8, 2006, Mr. Diesen and Mr. Ubøe were awarded 14,457 and 9,939 shares of restricted stock, respectively, of which 11,332 and 6,814, respectively, vest in three equal amounts in May 2007, May 2008 and May 2009, subject to continued employment with DHT and certain performance hurdles being met. The remaining 3,125 shares of restricted stock each vest in three equal amounts in May 2007, May 2008 and May 2009, subject to continued employment with DHT. During the vesting period of the shares of restricted stock awarded to Mr. Diesen and Mr. Ubøe on November 8, 2006, Mr. Diesen and Mr. Ubøe will each be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to Mr. Diesen and Mr. Ubøe as the shares vest.

In the event that (i) we terminate either executive’s employment without cause (as such term is defined in the employment agreement), (ii) elect not to extend the initial term of either executive’s employment agreement without cause (as such term is defined in the employment agreement) or (iii) either executive terminates his employment for good reason (as such term is defined in the employment agreement) within one year following a change of control, then we will continue to pay such executive’s salary through the later of (1) the third anniversary of the commencement of the employment agreement or (2) the first anniversary of the date of notice of termination (also, if the executive loses his position for good reason within six months following a change of control, the executive may under certain circumstances be entitled to payment in lieu of any other cash payments equal to twice the executive’s annual base salary and any unvested equity wards will become fully vested). In addition, in the event an executive is terminated without cause pursuant to clause (i) above, all of his equity based compensation, including initial grants, will immediately vest and become exercisable. If an executive’s employment is terminated due to death or disability, we will continue to pay his salary through the first anniversary of such date of termination. In the event that an executive’s employment is terminated for cause, we are only obligated to pay his salary and unreimbursed expenses through the termination date.

Pursuant to the employment agreements, each of Mr. Diesen and Mr. Ubøe has agreed to protect our confidential information. They have also agreed during the term of the agreements and for a period of one year following his termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.

We have also entered into an indemnification agreement with each of Mr. Diesen and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

We have entered into an employment agreement with Mr. Kjeldsberg that sets forth his rights and obligations as our senior vice president.  Either Mr. Kjeldsberg or we may terminate the employment agreement for any reason at any time.  Pursuant to the employment agreement, Mr. Kjeldsberg receives a base salary per year in the amount of NOK 1,500,000.  In addition, Mr. Kjeldsberg is eligible to receive equity awards pursuant to the 2005 Incentive Compensation Plan.  In the event of a change of control, Mr. Kjeldsberg is entitled to an amount equal to twice his annual base salary, subject to certain conditions.  In the event we terminate Mr. Kjeldsberg’s employment, he is entitled to one year of severance, subject to certain conditions.  Pursuant to the employment agreement, Mr. Kjeldsberg has agreed to protect our confidential information.  He has also agreed during the term of the agreement and for a period of one year following his termination not to (i) engage in any business that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or (iii) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.

Stock Plan

2005 Incentive Compensation Plan

We established the 2005 Incentive Compensation Plan, which we call the Plan, prior to the consummation of our IPO for the initial benefit of our directors and officers (including prospective directors and officers). The following description of the Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

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

Term of the plan

No award may be granted under the Plan after June 7, 2015, the tenth anniversary of the date the Plan was approved by our stockholders.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. The board is currently composed of three directors, all of whom are independent under the applicable rules of the New York Stock Exchange.

BOARD COMMITTEES

Our board of directors, which is entirely composed of independent directors under the applicable rules of the New York Stock Exchange, performs the functions of our audit committee, compensation committee and nominating and corporate governance committee.

The purpose of the audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements.  Ms. Day is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.

The purpose of the compensation committee is to (i) discharge the board’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.

The purpose of the nominating and corporate governance committee to (i) identify individuals qualified to become board members and recommend such individuals to the board for nomination for election to the board, (ii) make recommendations to the board concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review corporate governance guidelines for the Company and oversee corporate governance matters and (v) coordinate an annual evaluation of the board and its chairman.

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

As of December 31, 2006, we had 2 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.  In March 2007, we hired an additional employee to take on responsibilities relating to business development.

E.	SHARE OWNERSHIP

See “Item 7.A Major Shareholders”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

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

Prior to the IPO, OIN, owned 100 shares, or 100%, of our common stock. As part of the purchase price for our fleet of seven vessels, we issued 13,999,900 shares or 46.7%, of our common stock to OIN. OIN granted the underwriters the right to purchase up to 2,400,000 of these shares to cover over-allotments. The underwriters’ exercised their option to purchase 648,500 of these shares, and accordingly, OIN owned 13,351,400 shares, or 44.5%, of our common stock upon completion of the IPO. We did not receive any of the proceeds from the exercise of the over-allotment option. As of December 31, 2006, OIN owned 13,351,400 shares, or 44.5%, of our common stock. On January 23, 2007, OIN sold 4,600,000 shares of our common stock in a registered public offering underwritten by Merrill Lynch & Co., reducing OIN’s beneficial ownership in DHT to approximately 29.17%.

Name	Number of Shares	Percent
Persons owning more than 5% of a class of our equity securities.
OSG International, Inc.(1)	8,751,000	29.17%
Scott A. Bommer(2)	1,705,527	5.68%

Directors
Erik A. Lind(3)	1,000	*
Randee Day(3)	1,000	*
Rolf A. Wikborg(3)	1,000	*
Executive Officers
Ole Jacob Diesen(4)	14,700	*
Eirik Ubøe(5)	14,700	*
Directors and executive officers as a group (five persons)	32,400	*

*	Less than 1%
(1)
We were incorporated on April 14, 2005 in the Marshall Islands as a wholly owned subsidiary of OSG International, Inc., which is a wholly owned subsidiary of OSG. The principal address of OSG International, Inc. is Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960.

(2)
Based on a Schedule 13G filed with the Commission on February 26, 2007 by Scott A. Bommer, individually and (a) as managing member of SAB Capital Advisors, L.L.C., for itself and as the general partner of (i) SAB Capital Partners, L.P. and (ii) SAB Capital Partners II, L.P.; and (iii) SAB Overseas Master Fund, L.P.; and (b) as managing member of SAB Capital Management, L.L.C., for itself and as the general partner of SAB Capital Management, L.P. The address of the principal business office of each of these reporting persons is 712 Fifth Avenue, 42nd Floor, New York, NY 10019.

(3)	Does not include 3,614 shares of restricted stock subject to vesting conditions.
(4)
Includes 11,575 options to purchase common stock with an exercise price of $12 per share and expiring on October 18, 2015. Does not include 23,148 options with an exercise price of $12 per share and expiring on October 18, 2015 subject to vesting conditions or 14,457 shares of restricted stock subject to vesting conditions.

(5)
Includes 11,575 options to purchase common stock with an exercise price of $12 per share and expiring on October 18, 2015. Does not include 23,148 options with an exercise price of $12 per share and expiring on October 18, 2015 subject to vesting conditions or 9,939 shares of restricted stock subject to vesting conditions.

Our major shareholders have the same voting rights as our other shareholders.  No corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of DHT.

We entered into a registration rights agreement with OIN pursuant to which it had three demand registration rights relating to the common stock that it holds, subject to the requirements that any demand registration made by OIN cover at least 5% of our outstanding common stock. The registration rights agreement provides that OIN has the right to assign its rights under the agreement in connection with a transfer of its shares of common stock, provided the transferee purchases at least 5% of our outstanding common stock in such transfer. In any event, we will be subject to a maximum of three demand registrations under the agreement. If OIN exercises its demand registration rights, we will file a registration statement or report and undertake an offering in the United States, as requested by it. In addition to its demand registration rights, OIN will have piggyback registration rights whenever we register additional common stock, subject to certain cutbacks (the shares to be registered by OIN would be the first to be cut back) and certain other conditions.

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

OIN has exercised one of its three demand registration rights under the registration rights agreement.  On January 23, 2007, OIN sold 4,600,000 shares of our common stock that were registered pursuant to the registration rights agreement.

For more detailed information regarding the terms of the registration rights agreement, please see the form of registration rights agreement filed as an exhibit to this report.

B.	RELATED PARTY TRANSACTIONS

We were incorporated on April 14, 2005 as a wholly owned indirect subsidiary of OSG and we acquired our assets, which consists of our fleet of seven vessels, from subsidiaries of OSG simultaneously with the completion of our IPO. We also entered into ship management agreements with Tanker Management, a wholly owned subsidiary of OSG. Our bylaws permit us to enter into related party transactions with one or more of our directors or officers, or their affiliates, if: (i) the material facts as to the interested parties role in the transaction are disclosed to our board and the disinterested members of our board in good faith authorize the transaction, (ii) the material facts as to the interested party’s role in the transaction are disclosed to the stockholders and the transaction is approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair to us at the time it is authorized, approved or ratified by the board or the stockholders.

THE CHARTERS

Our wholly owned subsidiaries have time chartered our vessels to the charterers, which are wholly owned subsidiaries of OSG. The basic hire is payable to us under the charters and is fixed in advance for the length of the initial charter. In addition to the basic hire, OIN, the charterers’ parent, and the charterers have agreed to pay us additional hire quarterly in arrears pursuant to our charter framework agreement with OIN and the charterers. OSG has agreed to guarantee the charter payments under our charter arrangements, including the payment of basic hire and additional hire. We have agreed to guarantee the obligations of each of our subsidiaries under the charters. Please see the section of this report entitled “Item 4. Information on the Company ─ Charter Arrangements” for a more detailed description of the charters.

SHIP MANAGEMENT AGREEMENTS

Our vessel owning subsidiaries have entered into fixed rate ship management agreements with Tanker Management, a wholly owned subsidiary of OSG. Under these agreements, which are coterminous with the charters of each of the vessels, Tanker Management assumed all responsibilities for the technical management and most of the operating costs of the vessels in exchange for a technical management fee that will be fixed for the first two years of the agreements. Please see the section of this report entitled “Business—Ship Management Agreements” for a more detailed description of the ship management agreements.

REGISTRATION RIGHTS AGREEMENT

We have entered into a registration rights agreement with OIN, pursuant to which we have agreed to register for sale to the public the 13,351,400 shares that OSG or its subsidiaries hold in us. OIN has exercised one of its three demand registration rights under the registration rights agreement.  On January 23, 2007, OIN sold 4,600,000 shares of our common stock that were registered pursuant to the registration rights agreement.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS See Item 18.

3.	AUDIT REPORT See Report of Independent Registered Public Accounting Firm at page F-2.

4.	LATEST AUDITED FINANCIAL STATEMENTS MAY BE NO OLDER THAN 15 MONTHS We have complied with this requirement.

5.	INTERIM FINANCIAL STATEMENTS IF DOCUMENT IS MORE THAN NINE MONTHS SINCE LAST AUDITED FINANCIAL YEAR Not applicable.

6.	EXPORT SALES IF SIGNIFICANT See Item 18.

7.	LEGAL PROCEEDINGS

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

We intend to pay quarterly dividends to the holders of our common stock in March, June, September and December of each year, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board.

Our board of directors may review and amend our dividend policy from time to time in accordance with any future growth of our fleet or for other reasons. Although we do not currently have any commitment in place to purchase any specific vessels, we intend to grow our fleet by acquiring additional vessels in the future in a manner that is accretive to earnings and dividends per share over time. We expect to fund all or a portion of any future vessel acquisitions with borrowings under the $150 million vessel acquisition tranche of our credit facility. Upon acquiring an additional vessel or vessels, our board of directors may limit our dividends per share to the amount that we would have been able to pay if all or a portion of our acquisition related debt had been financed with equity. In such a case, (i) our available cash from operations would be increased by the amount of interest expense incurred on the debt deemed to have been financed with equity during the related period, and (ii) the number of shares outstanding would be increased by a number of shares that, if issued, would have generated net proceeds that would have been sufficient to repay the debt deemed to have been financed with equity as of the beginning of the related period (based on the market price of our common stock as of the determination date).

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements other factors. Other than (i) the technical management fees payable under our ship management agreements, which after two years are cancelable by Tanker Management upon 90 days notice, (ii) interest payable on the $236 million of indebtedness that is outstanding under our credit facility, which we fixed for five years at a rate of 5.6% effective as of October 18, 2005, (iii) commitment fees under our credit facility (for so long as we do not make any further borrowings under the vessel acquisition facility or working capital facility), (iv) salary paid to our executive officers, which is fixed during the terms of the their employment agreements, and (v) our directors’ fees, none of our fees or expenses are fixed.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We do not expect to pay any income taxes in the Marshall Islands. We also do not expect to pay any income taxes in the United States. Please see the sections of this report entitled “Taxation”.

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

1.	EXPECTED PRICE Not applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE Not applicable.

3.	PRE-EMPTIVE EXERCISE RIGHTS Not applicable.

4.	STOCK PRICE HISTORY

The Company’s common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “DHT”. The following table lists the high and low closing market prices for the Company’s common stock for the periods indicated as reported:

	High	Low
Year ended December 31, 2006	$16.44	$12.10

Quarter ended:
March 31, 2006	14.25	12.57
June 30, 2006	13.50	12.10
September 30, 2006	15.49	12.25
December 31, 2006	16.44	13.01

Month ended:
October 31, 2006	14.35	13.01
November 30, 2006	14.24	13.53
December 31, 2006	16.44	13.98
January 31, 2007	16.42	14.36
February 28, 2007	15.45	14.25
March 31, 2007	15.18	14.04

5.	TYPE AND CLASS OF SECURITIES Not applicable.

6.	LIMITATIONS OF SECURITIES Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

The Company’s common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “DHT”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information you should read our amended and restated articles of incorporation and bylaws listed as an exhibit to this report.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2006, we had outstanding 30,009,250 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

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

In February 2007, our board of directors amended sections 3.10 and 3.11 of the bylaws, which relate to actions by written consent of the board and telephonic meetings of the directors, respectively, to permit the board to take action in a more expeditious manner.

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

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities exchange.

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

TRANSFER AGENT

The registrar and transfer agent for the common stock is Mellon Investor Services LLC.

LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “DHT”.

C.	MATERIAL CONTRACTS

Other than the Executive Officer Employment Agreements (described below), Charters, the Ship Management Agreement, our Guarantees and our Secured Loan Facility Agreement, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Diesen and Mr. Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. The agreements have an initial term of three years and are extendable at our option with six months advance notice prior to the expiration of their initial term. Either the executive or we may terminate the employment agreements for any reason and at any time. We have also entered into an employment agreement with Mr. Tom R. Kjeldsberg that sets forth his rights and obligations as our senior vice president. Either Mr. Kjeldsberg or we may terminate the employment agreement at any time. For additional information on these agreements, see “Item 6. Directors, Senior Management and Employees ─ Executive Compensation, Employment Agreements.”

D.	EXCHANGE CONTROLS

None

E.	TAXATION

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

Unless exempt from United States federal income taxation under the rules contained in Section 883 of the Code (discussed below), a foreign corporation is subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, referred to as “United States source shipping income.” For these purposes “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, “United States source shipping income” includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in theUnited States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

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

The Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, the Company will be exempt from United States federal income taxation with respect to the Company’s United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. As a result of the IPO, it is difficult to satisfy the 50% Ownership Test due to the widely-held ownership of the Company’s stock.

As to the Publicly-Traded Test, the regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Company believes that its common stock, which is, and will continue to be, the sole class of its issued and outstanding stock, is , and will continue to be, “primarily traded” on the New York Stock Exchange, which is an established securities market for these purposes.

The Publicly-Traded Test also requires the Company’s common stock be “regularly traded” on an established securities market.  Under the regulations, the Company’s common stock is considered to be “regularly traded” on an established securities market if one or more classes of the Company’s stock representing more than 50% of its outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “listing threshold.” The regulations further require that with respect to each class of stock relied upon to meet the listing threshold,(i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year). The Company believes it satisfies, and will continue to satisfy, the trading frequency and trading volume tests. However, even if the Company does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if its common stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock. The Company believes this is and will continue to be the case.

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

As of December 31, 2006, OIN owned approximately 44.5% of the Company’s common stock and is a 5% Stockholder. Based on OIN’s ownership and our review of the SEC filings discussed above, the Company believes that it did satisfy the Publicly-Traded Test and was not subject to the 5 Percent Override Rule during 2006.  The Company currently believes that it will continue to satisfy the Publicly-Traded Test, although no assurances can be given that this will be the case.

In any year that the 5 Percent Override Rule is triggered with respect to the Company, the Company is eligible for the exemption from tax under Section 883 only if it can nevertheless satisfy the Publicly-Traded Test (which requires, among other things, showing that the exception to the 5 Percent Override Rule applies) or if it can satisfy the 50% Ownership Test. In either case, the Company would have to satisfy certain substantiation requirements regarding the identity of its stockholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that the Company would be able to satisfy them.

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

Dividends paid on the Company’s common stock to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at a preferential tax rate of 15% (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by the Company. If the Company pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on the Company’s common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although the Company believes that they will be so eligible provided that it is not a PFIC, as discussed below. Any dividends out of earnings and profits the Company pays which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

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

Cravath, Swaine & Moore, LLP (“Tax Counsel”) provided the Company with an opinion dated January 29, 2007 stating that it was more likely than not that the Company was is not currently a PFIC. This opinion was based on the Company’s operations and certain representations made by OSG and the Company, including representations that the terms of each ship management agreement and time charter, taken as a whole, as well as certain specific terms in each agreement, were in accordance with normal commercial practice for agreements made at arm’s length between unrelated parties. Based on the foregoing, Tax Counsel concluded that, although there was no legal authority directly on point, the gross income the Company derived from the time chartering activities of its subsidiaries more likely than not constituted services income, rather than rental income. Consequently, such income more likely than not did not constitute passive income, and the assets that the Company or its wholly owned subsidiaries owned and operated in connection with the production of such income, in particular, the vessels, more likely than not did not constitute passive assets for purposes of determining whether the Company was a PFIC. Tax Counsel stated that there was legal authority supporting its position, consisting of case law and Internal Revenue Service pronouncements, concerning the characterization of income derived from time charters as services income for other tax purposes. However, there was no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to that of the Company. In addition, the opinion of Tax Counsel was based on representations of OSG and the Company that were not reviewed by the IRS.  As a result, the Internal Revenue Service or a court could disagree with the Company’s position.  No assurance can be given that this result will not occur.  The Company has not materially changed its operations since the time the opinion was given, and believes that the representations given to Tax Counsel at the time of the opinion remain true and accurate.  The Company therefore believes that it has not been, and is not currently, a PFIC. In addition, although the Company intends to conduct its affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the Company cannot assure you that the nature of its operations will not change in the future, or that it can avoid PFIC status in the future.

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

Taxation of United States holders not making a timely QEF or mark-to-market election

Finally, if the Company were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Company’s common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the Company’s common stock. Under these special rules:

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

Not applicable.

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

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of Double Hull Tankers, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2006 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2006 based on the criteria in Internal Control—Integrated Framework issued by COSO.

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

ITEM16B.	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees including its Chief Executive Officer (its principal executive officer) and Chief Financial Officer (its principal accounting officer). The Company has posted this Code of Ethics to its Web site, www.dhtankers.com, where it is publicly available. In addition, the Company will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young LLP, our Independent Registered Public Accounting Firm, for fiscal 2006.

Fees	2006
Audit Fees (1)	$179,000
Audit-Related Fees (2)	60,000
Total	$239,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of DHT’s consolidated financial statements as of and for the period ended December 31, 2006.
(2)	Audit-related fees consisted of assistance with preparation of the registration statement relating to the sale of 4.6 million shares by OSG. DHT was reimbursed by OSG for these expenses.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by DHT’s Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to DHT’s Independent Registered Public Accounting Firm in fiscal 2006.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young LLP, an independent registered public accounting firm, are filed as part of this Annual Report:

Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements	Page

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2005 (successor)	F-4

Consolidated Statement of Operations for the year ended December 31, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Operations for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004 (predecessor)
F-5

Consolidated Statement of Changes in Stockholders’ Equity for the year ended December 31, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Changes in Stockholders’ Equity for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004 (predecessor)
F-6

Consolidated Statement of Cash Flows for the year ended December 31, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Cash Flows for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004 (predecessor)
F-7

Notes to Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements	F-8

ITEM 19.	EXHIBITS

1.1*	Amended and Restated Articles of Incorporation of Double Hull Tankers, Inc.
1.2	Bylaws of Double Hull Tankers, Inc., as amended
2.1*	Form of Common Share Certificate
2.2*	Registration Rights Agreement
4.1*	Form of Credit Agreement
4.2.1*	Time Charter ─ Overseas Ann
4.2.2*	Time Charter ─ Overseas Chris
4.2.3*	Time Charter ─ Overseas Regal
4.2.4*	Time Charter ─ Overseas Cathy
4.2.5*	Time Charter ─ Overseas Sophie
4.2.6*	Time Charter ─ Rebecca
4.2.7*	Time Charter ─ Overseas Ania
4.3.1*	Ship Management Agreement ─ Overseas Ann
4.3.2*	Ship Management Agreement ─ Overseas Chris
4.3.3*	Ship Management Agreement ─ Regal Unity
4.3.4*	Ship Management Agreement ─ Overseas Cathy
4.3.5*	Ship Management Agreement ─ Overseas Sophie
4.3.6*	Ship Management Agreement ─ Rebecca
4.3.7*	Ship Management Agreement ─ Overseas Ania
4.4*	Charter Framework Agreement
4.5*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement
4.6*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement
4.7*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters
4.8*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.
4.9**	Employment Agreement of Ole Jacob Diesen
4.9.1*	Indemnification Agreement for Ole Jacob Diesen
4.10**	Employment Agreement of Eirik Ubøe
4.10.1**	Indemnification Agreement for Eirik Ubøe
4.11	Employment Agreement of Tom R. Kjeldsberg
4.12*	2005 Incentive Compensation Plan

8.1	List of Significant Subsidiaries
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b))
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b))
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18
14.1	Consent of Independent Registered Public Accounting Firm

* Incorporated herein by reference from the Company’s Registration Statement on Form F-1 (File No. 333 -128460).
** Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Double Hull Tankers, Inc.

By	/s/ OLE JACOB DIESEN
Name: Ole Jacob Diesen
Title: Chief Executive Officer (Principal Executive Officer)

Double Hull Tankers, Inc.
Index to Consolidated Financial Statements

Page
Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2005 (successor)	F-4

Consolidated Statements of Operations for the year ended December 31, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Operations for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004 (predecessor)
F-5

Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Changes in Stockholders’ Equity for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004 (predecessor)
F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Cash Flows for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004 (predecessor)
F-7
Notes to Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Double Hull Tankers, Inc.

We have audited the accompanying consolidated balance sheets of Double Hull Tankers, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity for the year ended December 31, 2006 and the period October 18, 2005 (commencement of operations) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Double Hull Tankers, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the year ended December 31, 2006 and the period October 18, 2005 (commencement of operations) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
March 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Overseas Shipholding Group, Inc.

We have audited the accompanying predecessor combined carve-out statements of operations, cash flows, and changes in stockholders’ equity for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004. These predecessor combined carve-out financial statements are the responsibility of OSG Crude’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

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

In our opinion, the predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of OSG Crude for the period January 1, 2005 to October 17, 2005 and the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
March 31, 2006

Double Hull Tankers, Inc.
Consolidated Balance Sheets
as of December 31, 2006 and 2005

	December 31, 2006 Successor	December 31, 2005 Successor
	(Dollars in thousands, except per share amounts)
ASSETS
Current assets
Cash and cash equivalents	$17,680	$15,893
Voyage receivables from OSG	4,009	5,506
Unrealized gain on interest rate swap	1,712	—
Prepaid expenses	331	281
Prepaid technical management fee to OSG	1,324	1,324

Total current assets	25,056	23,004
Vessels, net of accumulated depreciation	322,577	339,491
Other assets including deferred debt issuance cost	1,407	1,567

Total assets	$349,040	$364,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$3,456	$3,895
Unrealized loss on interest rate swap	—	807
Deferred shipping revenues	6,169	6,126

Total current liabilities	9,625	10,828

Long term liabilities
Long term debt	236,000	236,000

Stockholders’ equity
Preferred stock ($0.01 par value, 1,000,000 shares authorized, none issued or outstanding)	—	—
Common stock ($0.01 par value, 100,000,000 authorized, 30,006,250 and 30,009,250 shares issued and outstanding, respectively)	300	300
Additional paid in capital	108,395	108,272
Retained earnings	(6,992)	9,469
Accumulated other comprehensive income/(loss)	1,712	(807)

Total stockholders’ equity	103,415	117,234

Total liabilities and stockholders’ equity	$349,040	$364,062

See notes to accompanying financial statements

Double Hull Tankers, Inc.
Consolidated and Predecessor Combined Carve-Out Statements of Operations

		2005
	Year ended December 31, 2006	Successor October 18 to December 31	Predecessor January 1 to October 17	Predecessor Year ended December 31, 2004
	(Dollars in thousands except share and per share amounts)
Shipping revenues	$86,793	$20,173	$84,134	$136,205

Ship Operating Expenses:
Voyage expenses	—	—	772	238
Vessel expenses	18,690	3,675	14,433	15,601
Depreciation and amortization	16,915	3,478	14,462	17,762
General and administrative (Prior to October 18, 2005: allocated from Overseas Shipholding Group, Inc.)	2,389	746	5,759	7,269

Total Ship Operating Expenses	37,994	7,899	35,426	40,870

Income from Vessel Operations	48,799	12,274	48,708	95,335

Other Income/(Expense)	—	—	(1,471)	—
Interest Expense to a Wholly-owned Subsidiary of OSG	—	—	(574)	(3,411)
Interest Income	908	67	—	—
Interest Expense and Amortization of Deferred Debt Issuance Costs	(13,957)	(2,872)	(3,022)	(5,234)

Income before Income Taxes	35,750	9,469	43,641	86,690
Provision for Income Taxes	—	—	—	—

Net Income	$35,750	$9,469	$43,641	$86,690

Basic Net Income per Share	$1.19	$0.32	$62,344.28	$123,842.88

Diluted Net Income per Share	$1.19	$0.32	$62,344.28	$123,842.88

Shares Used in Computing Basic Net Income per Share	30,007,000	30,006,250	700	700
Shares Used in Computing Diluted Net Income per Share	30,016,352	30,008,190	700	700

See notes to accompanying financial statements

Double Hull Tankers, Inc.
Consolidated and Predecessor Combined Carve-Out
Statements of Changes in Stockholders' Equity

	Common Stock
	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
	(Dollars in thousands except shares)
Balance at December 31, 2003	700	$700	$—	$38,708	$(1,804)	$37,604
Net Income				86,690		86,690
Other Comprehensive Income/(Loss), effect of derivative instruments	—	—	—	—	504	504

Comprehensive Income						87,194

Balance at December 31, 2004	700	700	—	125,398	(1,300)	124,798
Net Income attributable to predecessor stockholders				43,641		43,641
Other Comprehensive Income	—	—	—	—	—
Termination of predecessor interest rate swap	—	—	—	—	1,300	1,300

Comprehensive Income						44,941

Capital Contribution by predecessor stockholders	—	—	114,320	—	—	114,320

Balance at October 17, 2005	700	$700	$114,320	$169,039	—	$284,059

Balance at October 18, 2005	—	$—	$—	$—	$—	$—
Net Income attributable to period from October 18 to December 31				9,469		9,469
Other Comprehensive Income	—	—	—	—	—
Unrealized loss on interest rate swap					(807)	(807)

Other Comprehensive Income						8,662

Issuance of common stock	30,006,250	300	345,879			346,179
Deemed distribution to predecessor stockholders			(237,612)			(237,612)

Compensation related to options granted			5			5

Balance at December 31, 2005	30,006,250	300	108,272	9,469	(807)	117,234

Net Income				35,750		35,750
Other Comprehensive Income, effect of derivative instruments					2,519	2,519
Other Comprehensive Income						38,269
Cash dividends declared and paid				(52,211)		(52,211)

Compensation related to options and restricted stock granted			123			123
Issuance of restricted stock awards	3,000

Balance at December 31, 2006	30,009,250	$300	$108,395	$(6,992)	$1,712	$103,415

See notes to accompanying financial statements

Double Hull Tankers, Inc.
Consolidated and Predecessor Combined Carve-Out
Statements of Cash Flow

		2005
	Year ended December 31, 2006	October 18 to December 31 Successor	January 1 to October 17 Predecessor	Year ended December 31, 2004 Predecessor
Cash Flows from Operating Activities:
Net income	$35,750	$9,469	$43,641	$86,690
Items included in net income not affecting cash flows:
Depreciation	16,914	3,478	14,462	16,785
Amortization, including deferred finance charges	160	36	438	1,023
Deferred compensation related to options and restricted stock	123	—	—	—
Expenditures for drydocking	—	—	(171)	(3,740)
Changes in operating assets and liabilities:
Receivables	1,497	(5,506)	25,710	(16,361)
Prepaid expenses	(50)	(1,605)	897	(71)
Other assets		—	(17)	(2)
Accounts payable and accrued expenses	(439)	3,895	(1,921)	(76)
Deferred shipping revenues	43	6,126	—	—

Net cash provided by operating activities	53,998	15,893	83,039	84,248

Cash Flows from Investing Activities:
Expenditures for vessels	—	(412,580)	(830)	(9,696)

Net cash (used in) investing activities	—	(412,580)	(830)	(9,696)

Cash Flows from Financing Activities:
Issuance of common stock	—	178,180	—	—
Issuance of long-term debt, net of issuance costs	—	234,400	—	—
Cash dividends paid	(52,211)
Repayment of loan from OSG		—	(55,931)	(69,352)
Transfer of balances	—	—	63,322	—
Repayment of long-term debt	—	—	(89,600)	(5,200)

Net cash provided by/(used in) financing activities	(52,211)	412,580	(82,209)	(74,552)

Net increase in cash and cash equivalents	1,787	15,893	—	—
Cash and cash equivalents at beginning of period	15,893	—	—	—

Cash and cash equivalents at end of period	$17,680	$15,893	$—	$—

Interest Paid	$13,686	$—	$3,022	$5,328

See notes to accompanying financial statements

NOTES TO DOUBLE HULL TANKERS, INC.
CONSOLIDATED AND PREDECESSOR
COMBINED CARVE-OUT FINANCIAL STATEMENTS

General

Double Hull Tankers, Inc. (the “Company”) was incorporated on April 14, 2005 under the laws of Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, the Company completed its initial public offering (“IPO”) by issuing and selling to the public 16,000,000 common shares, par value $0.01 per share, at a price to the public of $12.00 per share, raising gross proceeds of $192 million before deduction of underwriting discounts, commissions and expenses of approximately $13.8 million. On the date of the IPO, the Company also raised $236 million of secured debt (before expenses of approximately $1.6 million). Simultaneously with the IPO, the Company acquired seven double hull tankers consisting of three very large crude carriers, or VLCCs, and four Aframax vessels (the “Vessels”) from subsidiaries of OSG in exchange for cash and shares of its common stock. The Company chartered these vessels back to subsidiaries of OSG. The aggregate purchase price for the vessels was $580.6 million, of which $412.6 million was in the form of cash and $168 million in the form of common stock. The Company treated the excess of the purchase price over OSG’s $343.0 million aggregate book value of the vessels, or $237.6 million, as a deemed dividend to OSG.

Subsequent to the IPO, an aggregate of 648,500 of these shares were sold by a subsidiary of OSG, in connection with the underwriters’ exercise of their over-allotment option. The Company did not receive any proceeds from the sale of the over-allotment shares. As of December 31, 2006, OSG beneficially owned approximately 44.5% of the Company’s outstanding common stock. On January 23, 2007, a wholly owned subsidiary of OSG, sold 4.6 million shares of the Company’s common stock in a registered public offering reducing OSG’s beneficial ownership in the Company to approximately 29.2%.

The vessels are owned by seven Marshall Islands subsidiaries of the Company. The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309,966	Marshall Islands	1997
Cathy Tanker Corporation	Overseas Cathy	112,028	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Rebecca	94,873	Marshall Islands	1994

Effective October 18, 2005, the Company chartered the vessels to subsidiaries of OSG for terms of five to six and one-half years at basic hire amounts which are essentially fixed. In addition, the time charter arrangements include a profit sharing component that gives the Company the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. The vessels are operated in the Tankers International Pool and the Aframax International Pool and the Company expects the potential to earn additional hire will benefit from the utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and fuel consumption, and actual on-hire performance.

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

Note A—Summary of significant accounting policies:

Basis of presentation and accounting

Prior to October 18, 2005, the accompanying predecessor combined carve-out financial statements include the accounts of seven wholly-owned subsidiaries of OSG. Such subsidiaries (collectively, “OSG Crude”), which are incorporated in the Marshall Islands, owned a fleet consisting of seven modern tankers prior to the IPO. The predecessor combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG Crude, which owned the vessels which were acquired by the Company on October 18, 2005.

The Company consolidated and predecessor combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation or combination. For the year ended December 31, 2005, the predecessor combined carve-out financial statements are for the period January 1, 2005 through October 17, 2005, and the consolidated financial statements of the Company and its wholly owned subsidiaries are for the 75 day period from October 18, 2005 (date operations commenced) through December 31, 2005 during which the Company operated as an independent company. For the period from January 1, 2005 through October 17, 2005 and for the year ended December 31, 2004, the predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of OSG. The assets, liabilities, results of operations, and cash flows of the predecessor were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment were allocated based on OSG Crude’s proportionate share of OSG’s total ship-operating (calendar) days for each of the periods presented. Management believes these allocations to reasonably present the financial position, results of operations and cash flows of OSG Crude. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had OSG Crude operated as an independent stand-alone entity for the periods presented. Had OSG Crude operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

The statements of operations and cash flows have been reclassified to conform to the current presentation.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Cash and cash equivalents of $17.6 million as of December 31, 2006 are pledged as described in Note C and are held at a single financial institution. The carrying value of cash and cash equivalents approximates its fair value.

Vessels

At October 18, 2005, the Company recorded the Vessels at their historical cost to OSG Crude. The Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Vessels’ remaining life at the date of acquisition from OSG Crude. For the periods through October 17, 2005, the Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis, using a vessel life of 25 years. Each vessel’s salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Accumulated depreciation was $130,610,280 and $113,695,467 at December 31, 2006 and 2005, respectively. Interest costs are capitalized to vessels during the period that vessels are under construction. Interest capitalized aggregated $200,803 in 2004.

Deferred drydock expenditures

On October 18, 2005, the Company entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven vessels in exchange for a fee that is fixed for the first two years of the agreement. As part of the management agreement, OSG is responsible for drydocking costs.

Prior to October 18, 2005, expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half to five years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the combined statements of operations, amounted to $1,028,025 for the period from January 1, 2005 through October 17, 2005 and $976,864 in 2004.

Impairment of long-lived assets

The carrying amounts of long-lived assets held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset’s carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. The amount of an impairment charge, if any, would be determined using discounted cash flows.

Deferred finance charges

Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on a straight-line basis over the life of the related debt. Deferred finance charges of $1,407,145 and $1,567,141 are included in other assets at December 31, 2006 and 2005, respectively. Amortization of deferred finance charges amounted to $159,996 in 2006, $35,859 for the period from October 18, 2005 to December 31, 2005, $437,922 for the period from January 1, 2005 through October 17, 2005 and $46,052 in 2004.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters.

Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. In accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” the Company’s predecessor, OSG Crude, did not begin recognizing voyage revenue until a charter had been agreed to by one of the subsidiaries and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Under voyage charters, expenses such as fuel, port charges, canal tolls, cargo handling operations and brokerage commissions were paid by OSG Crude whereas, under time and bareboat charters, such voyage costs were paid by OSG Crude’s customers. For voyage charters, time charter equivalent revenues represent shipping revenues less voyage expenses. For time and bareboat charters, time charter equivalent revenues represent shipping revenues less brokerage commissions, if applicable, which are included in voyage expenses.

The vessels owned by the Company and OSG Crude operated in either the Tankers International Pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2006. For vessels operating in such pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Ship operating expenses include voyage expenses. Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of the time charters the Company has entered into with subsidiaries of OSG with respect to its seven vessels, the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

On October 18, 2005, the Company entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven vessels in exchange for a fee that is fixed for the first two years. This management agreement covers, among others, costs related to crewing, maintenance, ordinary repairs, scheduled drydockings, insurance deductibles and other vessel operating expenses, but excluding insurance premiums.

Derivatives

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Investments and Hedging Activities” (“FAS 133”) requires the Company and OSG Crude to recognize all derivatives on the balance sheet at fair value. If the derivative is an effective hedge, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income.

The Company and OSG Crude use interest rate swaps to convert interest-bearing debt from floating to fixed rate. The swaps are designated and qualify as a cash flow hedges. The Company and OSG Crude assumes no ineffectiveness since the interest rate swap meets the conditions required under FAS 133 to apply the critical terms method for prepayable debt.

Comprehensive Income

Accumulated other comprehensive income consists entirely of unrealized gains and losses on a derivative instrument.

Common Stock of OSG Crude

Each of the seven subsidiaries included in the predecessor combined carve-out financials statements had authorized capital of 500 common registered shares with no par value. Upon incorporation, each subsidiary issued 100 shares to OSG International, Inc., a wholly-owned subsidiary of OSG, in exchange for investment of $100,000.

Foreign currency

The functional currency of the Company and each of the vessel subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B—Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	December 31,
	2006 Successor	2005 Successor

Interest	$2,835,000	$2,815,000
Insurance	213,000	491,000
Accounts payable	57,000	83,000
Other	351,000	506,000
	$3,456,000	$3,895,000

Note C—Debt:

On October 18, 2005, the Company entered into a $401,000,000 secured credit facility with The Royal Bank of Scotland for a term of ten years, with no principal amortization for the first five years. The credit facility consists of a $236,000,000 term loan, a $150,000,000 vessel acquisition facility and a $15,000,000 working capital facility. The Company is the borrower under the credit facility and each of its seven vessel owning subsidiaries have guaranteed its performance thereunder. The facility is secured by, among other things, first priority mortgage on the Company’s seven vessels, assignment of earnings and insurances and the Company’s rights under the time charters for the vessels and the ship management agreements, and a pledge of the balances in the Company’s bank accounts. The credit facility provides that the Company may not pay dividends if the charter-free market value of the Company’s vessels that secure the credit facility is less than 135% of the Company’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Interest is payable quarterly in arrears.

The entire amount available under the $236,000,000 term loan was borrowed upon the completion of the IPO to fund a portion of the purchase price for the seven vessels that the Company acquired from OSG.

Borrowings under the term loan and the working capital facility bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce the exposure to fluctuations in interest rates, the Company has entered into a five year interest rate swap effective October 18, 2005 pursuant to which the interest rate on the full amount of the Company’s $236,000,000 term loan was fixed at 5.6%. The Company is required to pay a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.

The effective interest rate for debt outstanding at December 31, 2006 and 2005 was 5.6% as a result of a related interest rate swap (see Note E).

The Company will be required to repay the term loan commencing three months after the fifth anniversary of the facility closing date (October 18, 2005) in twenty quarterly installments of $6,062,500 and a final repayment of $114,750,000 occurring simultaneously with the last quarterly repayment. In addition, the vessel acquisition facility will reduce (with any excess borrowing becoming repayable at the time of reduction) quarterly commencing three months after the fifth anniversary of the facility closing date in increments of $7,500,000. The working capital facility will also reduce (with any excess borrowing becoming repayable at the time of reduction) commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $750,000.

As of December 31, 2006 and 2005, all of the net book amount of the Company’s seven vessels, is pledged as collateral under the debt agreement.

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

Note D—Loans payable to wholly-owned subsidiary of OSG:

The loans payable to a wholly-owned subsidiary of OSG consisted of amounts due under a floating rate revolving credit facility. Such facility provided for borrowings of up to $450,000,000. Borrowings bore interest based on the short-term Applicable Federal Rate published quarterly by the Internal Revenue Service of the United States. Interest was compounded quarterly.

During the second quarter of 2005, the wholly-owned subsidiary of OSG made a capital contribution to OSG Crude, reducing loans payable to the wholly-owned subsidiary to zero.

Note E—Derivatives:

As of December 31, 2006, the Company is party to a floating-to-fixed interest rate swap that is being accounted for as a cash flow hedge with a notional amount of $236,000,000 pursuant to which the Company pays a fixed rate of 5.6% and receives a floating rate based on LIBOR. The swap expires on October 18, 2010. As of December 31, 2006, the Company has recorded an asset of $1,711,937 in gain/(loss) on interest rate swap relating to the fair value of the swap. This unrealized gain has been recorded to accumulated other comprehensive income/(loss). The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date.

OSG Crude was a party to a floating-to-fixed interest rate swap that was being accounted for as a cash flow hedge with a notional amount of $87,000,000 pursuant to which it paid a fixed rate of 4.58% and received a floating rate based on LIBOR.

Note F—Accumulated other comprehensive income/(loss):

The components of accumulated unrealized loss on derivative instruments follow:

		2005
	Year ended December 31, 2006 Successor	October 18 to December 31 Successor	January 1 to October 17 Predecessor	Year ended December 31, 2004 Predecessor

Reclassification adjustments for interest expense included in net income/(loss)	$—	$—	$—	$2,895,492
(Increase) / decrease in unrealized loss on derivative instruments:	2,519,000	(806,778)	1,300,480	(2,391,849)

	$2,519,000	$(806,778)	$1,300,480	$503,643

The components of accumulated other comprehensive income (loss) in the consolidated balance sheet follow:

	December 31,
	2006 Successor	2005 Successor
Unrealized gain / (loss) on derivative instruments	$1,711,937	$(806,778)
	$1,711,937	$(806,778)

Note G—Taxes:

No income taxes have been provided herein because the Company and the predecessor company, OSG Crude, comprise foreign corporations that would not be subject to United States federal income taxes. Further, neither the Company nor OSG Crude is subject to income taxes imposed by the Marshall Islands, the country in which they are incorporated.

Note H—Stock Compensation:

In connection with the IPO, the Company awarded a total of 6,250 shares of restricted common stock to its CEO and CFO. These shares are non-transferable until they vest, which occurs ratably over a four-year period. The aggregate fair market value of the shares on the grant date, $75,000, is being amortized to compensation expense over the vesting period of four years, using the straight-line method. In addition, also in connection with the IPO, the Company awarded its CEO and CFO stock options to purchase a total of 69,448 shares of common stock at an exercise price of $12.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The Company follows Financial Accounting Standards Board Statement No. 123 (R), “Share-Based Payment” and related Interpretations in accounting for its stock-based compensation. The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.69%, dividend yield of 10.42%, expected stock price volatility of 0.31 and expected life of 6 years. The aggregate fair market value of the stock options on the grant date, $75,000, is being amortized to compensation expense over the vesting period of three years, using the straight-line method.

The Company awarded 3,000 shares of restricted common stock to its directors on May 10, 2006. These restricted shares vested on October 18, 2006. At the date of the award, the fair market value of the Company’s common stock was $12.79 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense over five months, using the straight-line method.

The Company awarded a total of 24,397 shares of restricted common stock to its CEO and CFO on November 8, 2006, of which 6,250 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to continued employment and 18,147 shares vest  in three equal amounts in May 2007, May 2008 and May 2009 subject to certain market conditions.  At the date of the award, the fair market value of the Company’s common stock was $13.785 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from November 2006 to May 2009.

The Company awarded a total of 10,842 shares of restricted common stock to its directors on November 8, 2006, of which 3,000 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to continued office and 7,842 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to certain market conditions. At the date of the award, the fair market value of the Company’s common stock was $13.785 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from November 2006 to May 2009.

Total stock-based compensation expense was $122,561 in 2006 and $5,136 for the period from October 18, 2005 to December 31, 2005.

Note I—Charters-out:

The future minimum revenues expected to be received on the time charters for the Company’s seven vessels and the related revenue days (revenue days represent calendar days, less days that vessels are not available for employment due to repairs or drydock) are as follows:

	Amount	Revenue Days
2007	71,276,500	2,511
2008	73,090,200	2,562
2009	73,146,000	2,555
2010	70,830,200	2,407
2011	43,434,000	1,328
Thereafter	4,610,100	127
Net minimum charter payments	$336,387,000	11,490

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

Note J—Subsequent event:

In February 2007, the Company declared a dividend of $13,204,070 or $0.44 per share, that was paid on March 6, 2007 to stockholders of record as of February 22, 2007.