Form 20-F
period 2008-02-20
Double Hull Tankers, Inc.
filed 2008-03-12
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 2054

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Republic of the Marshall Islands
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

30,030,811 Common stock, par value $0.01 per share

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
Yes  ☒  No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐  Accelerated Filer  ☒  Non-accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:.
U.S. GAAP ☒  International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐  Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18  ☐
If this report is an annual report, indicate by check mark whether the registrant is shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

i

INTRODUCTION AND USE OF CERTAIN TERMS

Unless we specify otherwise, all references and data in this report to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet (our “initial vessels”) that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005 and the two Suezmax tankers we acquired subsequent to our IPO. Unless we specify otherwise, all references in this report to “we,” “our,” “us” and “our company” refer to Double Hull Tankers, Inc. and its subsidiaries and references to our “common stock” are to our common registered shares. The shipping industry’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. All references in this report to “$” and “dollars” refer to U.S. dollars.

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

Annual Survey	The inspection of a vessel pursuant to international conventions by a classification society surveyor, on behalf of the flag state, that takes place every year.
Bareboat Charter
A charter under which a charterer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The charterer pays all voyage and vessel operating expenses, including vessel insurance. Bareboat charters are usually for a long term. Also referred to as a “demise charter.”

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

Contract of Affreightment
A contract of affreightment, or “COA,” is an agreement between an owner and a charterer that obligates the owner to provide a vessel to the charterer to move specific quantities of cargo over a stated time period, but without designating specific vessels or voyage schedules, thereby providing the owner greater operating flexibility than with voyage charters alone.

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

Term	Definition
Dwt	Deadweight tons, which refers to the carrying capacity of a vessel by weight.
Hull	Shell or body of a ship.
IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.
Lightering	To partially discharge a tanker onto another tanker or barge.
Lloyds	Lloyds Register, a U.K. classification society.
LOOP	Louisiana Offshore Oil Port, Inc.
Metric Ton	A metric ton of 1,000 kilograms.
Newbuilding	A new vessel under construction or just completed.
Off Hire
The period a vessel is unable to perform the services for which it is required under a time charter. Off hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA	U.S. Oil Pollution Act of 1990, as amended.
OPEC	Organization of Petroleum Exporting Countries, an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.
Petroleum Products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.
Protection and Indemnity (or P&I) Insurance
Insurance obtained through mutual associations, or “clubs,” formed by ship-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping	The disposal of vessels by demolition for scrap metal.
Special Survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least each five year period. Special surveys require a vessel to be drydocked.
Spot Market	The market for immediate chartering of a vessel, usually for single voyages.
Suezmax
A crude oil tanker of approximately 130,000 to 170,000 dwt. Modern Suezmaxes can generally transport about 1 million barrels of crude oil and operate on many different trade routes, including from West Africa to the U.S.

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

Time Charter
A charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The customer pays the voyage expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses, crew costs and vessel insurance.

Term	Definition
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

VLCC
VLCC is the abbreviation for “very large crude carrier,” a large crude oil tanker of approximately 200,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the U.S. and Far Eastern destinations.

Voyage Expenses	Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port charges.
V Plus	The designation assigned to crude oil tankers of 441,000 dwt and over.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information ─ Risk Factors” and “Item 5. Operating and Financial Review and Prospects ─ Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	our ability to repay our credit facility, to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	change in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

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

The following selected combined financial and other data summarize historical financial and other information for Double Hull Tankers, Inc., or “DHT,” for the period from January 1, 2007 through December 31, 2007, January 1, 2006 through December 31, 2006 and October 18, 2005 through December 31, 2005 and for our predecessor for the period January 1, 2005 through October 17, 2005, January 1, 2004 through December 31, 2004 and January 1, 2003 through December 31, 2003. (In this report, we refer to the companies that owned our initial vessels prior to our IPO collectively as our “predecessor,” or, in the financial statements that form a part of this report, as “OSG Crude.”) We have derived the selected statement of operations data set forth below for the years ended December 31, 2007, 2006 and 2005 and the selected balance sheet data as of December 31, 2007 and 2006 from DHT’s audited financial statements and from our predecessor combined carve-out financial statements included in this report. The selected financial and other data set forth below as of December 31, 2004 and 2003 and for the years then ended have been derived from our predecessor combined carve-out financial statements not included in this report. The selected combined financial data are not indicative of the results we would have achieved or of future results had we operated as an independent stand-alone company. This information should be read in conjunction with other information presented in this report, including “Item 5. Operating and Financial Review and Prospects ─ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor combined carve-out financial statements and the notes thereto.

	Year ended December 31,	Year ended December 31,	2005		Year ended December 31,
	Successor	Successor	Successor	Predecessor	Predecessor
	2007	2006	Oct 18-Dec 31	Jan 1 – Oct 17	2004	2003
	(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$81,427	$86,793	$20,173	$84,134	$136,205	$66,192
Total ship operating expenses	40,469	37,994	7,899	35,426	40,870	30,828
Income from vessel operations	40,958	48,799	12,274	48,708	95,335	35,364
Net Income (loss)	27,463	37,750	9,469	43,641	86,690	29,431
Net income per share – basic and diluted	0.91	1.19	0.32
Balance sheet data (at end of year):
Vessels, net	398,005	322,577	339,491		355,571	326,458
Total assets	422,208	349,040	364,062		388,518	376,193
Current liabilities	96,633	9,625	10,828		7,243	7,319
Long-term liabilities(1)	253,700	236,000	236,000		256,477	331,270
Stockholders’ equity	71,875	103,415	117,234		124,798	37,604
Cash flow data:
Net cash provided by operating activities	49,363	53,998	15,893	83,039	84,248	41,272
Net cash (used in) investing activities	(101,845)	-	(412,580)	(830)	(9,696)	(14,496)
Net cash provided by (used in) financing activities	45,167	(52,511)	412,580	(82,209)	(74,582)	(26,776)
Fleet data:
Number of tankers owned (at end of period)	8	7	7	7	7	6
Revenue days(2)	2,514	2,482	520	1,987	2,451	1,887
Average daily time charter equivalent rate:
VLCCs(3)	$41,500	$46,900	50,300	53,392	$77,422	$41,786
Aframaxes(3)	$25,700	$26,200	30,200	33,296	$38,831	$25,463
Average daily bareboat rate:
Suezmaxes(4)	$27,400

____________
(1)	Includes loans payable to Overseas Shipholding Group, Inc., or “OSG,” for the periods until October 17, 2005.
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

(4)	Relates to Overseas Newcastle for the 27 day period from December 4, 2007 to December 31, 2007. Includes 33% profit sharing above TCE earnings of $35,000 per day.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF THE PROCEEDS

Not applicable.

D.	RISK FACTORS

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

During the period from our IPO through the fourth quarter of 2007, we paid dividends on a quarterly basis in amounts determined by our board of directors substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors. In January 2008, our board of directors approved a new dividend policy whereby shareholders of record are intended to be paid a fixed quarterly dividend of $0.25 per common share, commencing with the first dividend payment attributable to the 2008 fiscal year.

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

Our ability to pay dividends is limited by our secured credit facility.

We have entered into a $420 million secured credit facility with The Royal Bank of Scotland, or “RBS.” Our secured credit facility provides that we may not pay dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Our ability to declare and pay dividends will therefore depend on whether we are in compliance with our credit facility, the market value of our vessels and the value of our swap agreements. The difference between the market value of our vessels and the outstanding borrowings under our credit facility may decrease over time, as vessels generally decrease in value as they age. Therefore, our ability to comply with our financial ratio covenants and to make dividend payments under our credit facility may decrease over time. We are required to repay our secured credit facility with an initial installment of $75 million in 2008 and, starting in January 2011, we will be required to make principal repayments of approximately $9 million per quarter on our secured credit facility until its final maturity in 2017, when a final payment of approximately $109 million will be due.

Restrictive covenants in our secured credit facility may impose financial and other restrictions on us.

Our secured credit facility with RBS imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

●
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

●	incur additional indebtedness, including through the issuance of guarantees;

●	change the management of our vessels without the prior consent of the lender;

●	permit liens on our assets;

●	sell our vessels;

●	merge or consolidate with, or transfer all or substantially all our assets to, another person;

●	enter into certain types of charters; and

●	enter into a new line of business.

Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender’s interests may be different from ours and we cannot guarantee that we will be able to obtain our lender’s permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any indebtedness incurred under our secured credit facility.

In the event that we are unable to service our debt obligations out of our chartering activities, we may need to refinance our indebtedness and we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing. In addition, our charters include provisions that will generally require us to use our best efforts to (i) negotiate security provisions with future lenders that would allow the charterers to continue their use of our vessels so long as they comply with their charters, regardless of any default by us under the loan agreement or the charters and (ii) arrange for future lenders to allow the charterers to purchase their loans and any related security at par if we default on our obligations under our charters or their loans. These provisions may make it more difficult for us to obtain acceptable financing in the future, increase the costs of any such financing to us or increase the time that it takes to refinance our indebtedness. If we are not able to refinance our indebtedness, we may choose to issue securities or sell certain of our assets in order to satisfy our debt obligations. If we are unable to meet our debt obligations for any reason, our lenders could declare their debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We are highly dependent on the charterers and OSG.

All of our vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group, Inc., or “OSG,” (which we refer to collectively as the “charterers”) pursuant to either time charters or bareboat charters. The charterers’ payments to us under these charters are our sole source of revenue and we are highly dependent on the performance by the charterers of their obligations under the charters. OSG has also guaranteed the payment of charter hire by the charterers under these charters. Any failure by the charterers or OSG, as the guarantor of charter hire payments under the charters, to perform their obligations would materially and adversely affect our business, financial position and cash available for the payment of dividends. Our stockholders do not have any direct recourse against the charterers or OSG.

We may have difficulty managing our planned growth.

We intend to grow our fleet by acquiring additional vessels in the future. Our future growth will primarily depend on:

●	locating and acquiring suitable vessels;

●	identifying and consummating acquisitions or joint ventures;

●	adequately employing any acquired vessels;

●	managing our expansion; and

●	obtaining required financing on acceptable terms so that the acquisition is accretive to earnings and dividends per share.

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

We currently intend to distribute a fixed quarterly dividend of $0.25 per common share to our stockholders. However, our dividend policy is subject to change at any time at the discretion of our board and our board may elect to change our dividend policy by establishing a reserve for, among other things, the repayment of our credit facility or to help fund the acquisition of a vessel. Our board may also decide to establish a reserve to repay indebtedness if, as the maturity of our credit facility approaches in 2017, we are no longer able to generate cash flows from our chartering activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate. If our board were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve. In addition, our ability to pay dividends is limited by Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or if a company would be rendered insolvent by the payment of such a dividend. In addition, any dividend may be discontinued at the discretion of our board.

Agreements between us and OSG and its affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties.

The memoranda of agreement, time charters, ship management agreements and other contractual agreements we have with OSG and its affiliates with respect to our initial vessels were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our shares, the purchase of our initial vessels and other related transactions. Because we were a wholly owned subsidiary of OSG prior to the completion of our IPO, the negotiation of the memoranda of agreement, the time charters for our initial vessels, the ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s length negotiations with unaffiliated third parties for similar services.

Our charters begin to expire in 2010 unless extended at the option of the charterers, and we may not be able to re-charter our vessels profitably.

With respect to our seven initial vessels on time charter, four charters expire approximately six years after the date of delivery of the chartered vessel to us and three expire approximately five years following such date, unless in each case extended at the option of the applicable charterer for additional one-, two- or three-year periods. The charterers have the sole discretion to exercise those options. We cannot predict whether the charterers will exercise any of their extension options under one or more of the time charters. The charterers will not owe any fiduciary or other duty to us or our stockholders in deciding whether to exercise the extension options, and the charterers’ decisions may be contrary to our interests or those of our stockholders.

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

If the charterers decide not to extend our current time charters, we may not be able to re-charter our vessels with terms similar to the terms of our charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

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

With respect to our two Suezmaxes currently on bareboat charter, one charter expires in 2014 and the other charter expires in 2017. We may not be able to re-charter our Suezmaxes with terms similar to the terms of our bareboat charters. We may also employ the vessels in the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Our initial vessels, which currently operate in pools, may cease operating in those pools.

Our three VLCCs currently participate in the Tankers International Pool, which consists of OSG and eight other tanker companies, and our four Aframaxes currently participate in the Aframax International Pool, which has eight members, including OSG. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. Charterers currently operate our VLCCs in the Tankers International Pool and our Aframaxes in the Aframax International Pool. Under our charter arrangements for these vessels, we are entitled to share in the revenues that the charterers realize from operating the vessels in these pools in excess of the basic hire paid to us. Pooling arrangements are intended to maximize tanker utilization. We cannot assure you that OSG will continue to use pooling arrangements for those vessels or any of the vessels it manages. Our two Suezmaxes do not operate in pools and we cannot assure you that any additional vessels we acquire would operate in pools. Further, because OSG voluntarily participates in the pools, we cannot predict whether the pools our vessels participate in will continue to exist in the future. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way the pools are operated or may prohibit such pooling arrangements altogether. If for any reason any of our vessels cease to participate in a pooling arrangement or the pooling arrangements are significantly restricted, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends. OSG has informed us that Overseas Ania will cease operating in the Aframax International Pool in July 2008. Our Suezmaxes, the Overseas London and Overseas Newcastle, do not operate in pools.

If Tanker Management opts to terminate any or all of our ship management agreements upon 90 days’ notice beginning in October 2008, our operating expenses could materially increase.

Under our ship management agreements, Tanker Management Limited, or “Tanker Management,” a wholly owned subsidiary of OSG, is responsible for all of the technical and operational management of our initial vessels and receives a technical management fee for its services. Each ship management agreement with Tanker Management is coterminous with the charter for the same vessel, but is cancelable by us or Tanker Management for any reason upon 90 days’ notice after October 2008. Each charterer has the right to approve any replacement manager that we select; however, their approval may not be unreasonably withheld. In addition, each charterer has the right to cause us to change the manager of its vessel under certain circumstances if it is dissatisfied with the manager’s performance. In the event the ship management agreements are terminated after October 2008, we cannot assure you that we would be able to obtain similar fixed rate terms from another manager. In addition, if we terminate the ship management agreements, we may be required to pay drydocking expenses that have been incurred by Tanker Management, which could be substantial, to the extent those expenses have not been recouped through the drydock component of the technical management fee. If we incur greater expenses under replacement management agreements or due to the termination of our ship management agreements, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced or eliminated.

Because we are a company with a limited separate operating history, our historical financial and operating data may not be representative of our future results.

We are a company with a limited separate operating history. Four of the initial vessels we purchased from OSG in connection with our IPO were delivered to OSG between 2001 and 2004, one was delivered in 1997 and the remaining two were delivered in 1994. The historical predecessor combined carve-out financial statements included in this report have been prepared on a carve-out basis and reflect the historical business activities of OSG relating to our initial vessels. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long-term time charters, ship management agreements and our financing arrangements and in any event are not a meaningful representation of our future results of operations.

OSG’s other business activities may create conflicts of interest.

Under our time charters with OSG, we are entitled to receive variable additional hire in amounts based on whether a vessel is part of a pooling arrangement, is subchartered by the charterer under a time charter or is used on the spot market. OSG currently operates, and we expect the charterers to continue to operate, our three VLCCs in the Tankers International Pool and our four Aframaxes in the Aframax International Pool. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on attributes of the vessels they contributed, rather than amounts actually earned by those vessels. For these reasons, it is unlikely that a conflict of interest will arise with respect to our initial vessels between us and OSG while such vessels are operated in a pool. However, if OSG withdraws from a pool or any of our vessels cease operating in a pool for any other reasons, chartering decisions will effectively be made by OSG. Although our time charter arrangements expressly prohibit OSG from giving preferential treatment to any of the other vessels owned, managed by or under the control of OSG or its affiliates when sub-chartering any of our vessels, conflicts of interest may arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire, particularly if our vessels are sub-chartered by OSG in the time charter market outside of a pool. We are also entitled to receive additional hire with respect to our Suezmax, the Overseas Newcastle. This vessel is not operating in a pool and chartering decisions are made by OSG. Therefore, conflicts of interest may therefore arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire for this vessel.

We are leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have entered into a $420 million secured credit facility with RBS under which we initially borrowed approximately $236 million under a term loan to finance a portion of the cash purchase price for our initial vessels. In addition, on December 4, 2007 we borrowed $92.7 million and, on January 28, 2008, a further $90.3 million to fund the acquisition of our Suezmaxes. We are required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our credit facility, which is secured by, among other things, mortgages over all of our vessels, assignments of earnings and insurances and pledges over our bank accounts, requires that we comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of our vessels that secure the credit facility be no less than 120% of our borrowings plus the actual or notional cost of terminating any swap agreements that we enter in order for us to satisfy collateral maintenance requirements and that the charter-free market value of our vessels that secure the credit facility be no less than 135% of our borrowings plus the actual or notional cost of terminating any swap agreement that we enter in order for us to pay dividends. We pay a floating rate of interest under our credit facility, although at the time of our IPO we fixed the interest rate for five years on $236 million of our outstanding debt at a rate of 5.6% through a swap agreement effective as of October 18, 2005 and on October 16, 2007 we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our charters are made to our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. Our ability or the ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends.

Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, U.S. holders who are individuals would not be eligible for the 15% tax rate on qualified dividends.

Based on our operations, representations previously made by OSG, including representations that certain terms of our ship management agreements and our time charters with OSG’s subsidiaries are consistent with normal commercial practice and the opinion of our tax counsel dated June 27, 2007, we believe that it is more likely than not that we are not currently a PFIC (even after taking into account the fact that our two Suezmaxes, the Overseas Newcastle and Overseas London, are subject to bareboat charters). In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that it is more likely than not that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations. In addition, our tax counsel’s opinion was based on representations of OSG that were not reviewed by the U.S. Internal Revenue Service, or “IRS.” Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Internal Revenue Code of 1986, as amended, or the “Code,” such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. The 15% maximum tax rate for individuals would not be available for this calculation. See “Item 10. Taxation ─ United States Federal Income Tax Consideration” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

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

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August of 2003. Based on OSG’s shareholding during 2007 and our review of the applicable United States Securities and Exchange Commission, or “SEC,” documents, we believe that we do qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future and thereby become subject to U.S. federal income tax on our U.S. source income. For example, if stockholders with a 5% or greater interest in our common stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year, we might not be able to qualify for exemption under Code Section 883.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in the United Kingdom, which could have a material adverse effect on our results of operations.

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

RISKS RELATING TO OUR INDUSTRY

Vessel values, which are near historically high levels, and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical and vessel values are near historical high levels. If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Currently, vessel values are near historically high levels. There can be no assurance that vessel values will not decline from current levels or that charter rates will be sufficient to provide us with additional hire payments.

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

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of additional hire we earn, which could result in significant fluctuations in our quarterly results. The factors that influence the demand for tanker capacity include:

●	demand for oil and oil products, which affect the need for tanker capacity;

●	global and regional economic and political conditions which among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

●	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

●	environmental concerns and regulations;

●	weather; and

●	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	the number of vessels that are out of service; and

●	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book which extends to 2012 equaled about 39% of the existing world tanker fleet as of February 2008 and we cannot assure you that the order book will not increase further in proportion to the existing fleet. The newbuilding order book is not fully booked for 2011. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The amount of additional hire that we receive under our charter arrangements, if any, will generally depend on prevailing spot market rates, which are volatile.

Our initial vessels are operated under time charters with the charterers, and additional hire is paid to us pursuant to a charter framework agreement entered among us and OSG International, Inc., or “OIN,” and certain of our and its subsidiaries. Under the time charters, we receive a fixed minimum daily basic charter rate and under the charter framework agreement we may also receive additional hire. Additional hire, if any, is paid quarterly in arrears. The amount of additional hire is subject to variation depending on the charter hire received by the charterers through their pooling arrangements, or if a vessel is not operated in a pool, charter rates in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions. One of our Suezmaxes, the Overseas Newcastle, which was delivered to us on December 4, 2007, is operated under a bareboat charter pursuant to which we receive a fixed minimum daily basic charter rate and may also receive additional hire. Additional hire, if any, is paid quarterly in arrears. The amount of additional hire is subject to variation depending on the charter hire received by the charterer in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions. We cannot assure you that we will receive additional hire for any quarter.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, the outbreak of war or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. From January 1, 2007 through December 31, 2007, vessels in our fleet have made three calls to ports in Iran out of a total of 291 calls on worldwide ports. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The value of our vessels, which are near historically high levels, may be depressed at a time and in the event that we sell a vessel.

Tanker values have generally experienced high volatility and values are currently near historically high levels. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the time of any vessel sale. If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount on our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings and surplus, which could reduce our ability to pay dividends.

Vessel values may be depressed at a time when we are required to make a repayment under our credit facility, or when our credit facility matures, which could adversely affect our liquidity and our ability to refinance our credit facility.

In the event of the sale or loss of a vessel, our credit facility requires us to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels before such sale or loss. If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that we are required to repay could be greater than the proceeds we receive from a sale. In addition, declining tanker values could adversely affect our ability to refinance our credit facility at its maturity in 2017, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring facility.

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

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990, or “OPA,” affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

OPA provides for the scheduled phase-out of all non double-hull tankers that carry oil in bulk in U.S. waters. The International Maritime Organization, or “IMO,” and the European Union also have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters. These regulations will reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of ships trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels. As a result, single-hull vessels are likely to be chartered less frequently and at lower rates. Although all of our tankers are double-hulled, we cannot assure you that these regulatory programs will not apply to vessels acquired by us in the future.

In addition, in complying with OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering imposing more stringent requirements on air emissions, including greenhouse gases, and on the management of ballast waters to prevent the introduction of non-indigenous species that are considered to be invasive. As a result of accidents such as the November 2002 oil spill from the Prestige, a 26 year old single-hull tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

Our insurance coverage may be insufficient to make us whole in the event of a casualty to a vessel or other catastrophic event, or fail to cover all of the inherent operational risks associated with the tanker industry.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the ship management agreements for our initial vessels, Tanker Management is responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance. With respect to our two Suezmaxes, the Overseas Newcastle and the Overseas London, which are on bareboat charters, the charterer is responsible for arranging and paying insurance. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance. Tanker Management is also responsible for arranging loss of hire insurance in respect of each of our initial vessels, and we are responsible for the premium payments on such insurance. This insurance generally provides coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days) per incident, following any loss under our hull and machinery policy. We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 21 days of off hire in the case of our VLCCs and for the first 14 days in the case of our Aframaxes. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

The market price of our common stock may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common stock you may have purchased at a price greater than or equal to the original purchase price.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of our shares in the market or the perception that such sales could occur. This could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions that any particular United States court would reach or has reached. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

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

Our bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

●	a classified board of directors with staggered three-year terms, elected without cumulative voting;

●	directors only to be removed for cause and only with the affirmative vote of holders of at least a majority of the common stock issued and outstanding;

●	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings;

●	a limited ability for stockholders to call special stockholder meetings; and

●	our board of directors to determine the powers, preferences and rights of our preferred stock and to issue the preferred stock without stockholder approval.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many stockholders. As a result, stockholders may be limited in their ability to obtain a premium for their shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Double Hull Tankers, Inc. was incorporated in April 2005 under the laws of the Marshall Islands. Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE23RA and our telephone number at that address is +44 (0) 1534 639759.

B.	BUSINESS OVERVIEW

We operate a fleet of double-hull tankers. As of March 1, 2008, our fleet consists of three very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,506,998 dwt and a weighted average age of 7.8 years as of December 31, 2007, compared with an average age of approximately 11.2 years for the world crude tanker fleet.

We acquired our seven initial vessels from subsidiaries of OSG on October 18, 2005 in exchange for cash and shares of our common stock and have time chartered these vessels back to subsidiaries of OSG. In addition, on December 4, 2007 and January 28, 2008, we acquired two Suezmaxes, the Overseas Newcastle and Overseas London, respectively, in exchange for cash and have bareboat chartered these vessels to subsidiaries of OSG. OSG, one of the world’s largest bulk-shipping companies, owns and operates a modern fleet of 156 vessels (including newbuildings on order) that have a combined carrying capacity of 15.4 million dwt and 865,000 cbm as of December 31, 2007. OSG’s fleet consists of both internationally flagged and U.S. flagged vessels that transport crude oil, petroleum products and dry bulk commodities.

Our strategy is to charter our vessels primarily pursuant to multi-year charters to take advantage of the stable cash flow associated with long-term charters. In addition, the majority of our charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Our initial vessels are operated in the Tankers International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

On October 18, 2005, we agreed to time charter our initial vessels to subsidiaries of OSG for terms of five to six and one-half years. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel, which we call the “Broker Panel”, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

Upon delivery to us of our Suezmax, the Overseas Newcastle, on December 4, 2007, the vessel was bareboat chartered to a subsidiary of OSG for a term of seven years at a basic bareboat charter rate of $26,300 per day for the first three years of the charter term, and $25,300 per day for the last four years of the charter term. In addition to the bareboat charter rate, we will, through the profit sharing element of the charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. At the end of the seven year charter term, OSG has the right to acquire the vessel for $77 million.

Upon delivery to us of our other Suezmax, the Overseas London, on January 28, 2008, the vessel was bareboat chartered to a subsidiary of OSG for a term of 10 years at a basic bareboat charter rate of $26,600 per day for the term of the charter. There is no profit sharing element under this bareboat charter.  OSG has the right to acquire the vessel at the end of the eighth, ninth and tenth year of the charter term at a price of $71 million, $67 million and $60 million, respectively. If OSG elects to exercise its purchase option, we will, in addition to the purchase option price, receive an amount equal to 40% of the difference between the market price of the vessel at the time the purchase option is exercised and the purchase option price.

CHARTER ARRANGEMENTS

The following summary of the material terms of our charters does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire time charter party for each vessel listed as an exhibit to this report.

General – Time Charters

Effective October 18, 2005, certain of our wholly owned subsidiaries time chartered our initial vessels to the charterers for a period of five to six and one-half years, as set forth in the table below. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. The charterer must exercise its renewal option in writing at least 90 days prior to expiration of the existing charter. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the charter. The shipbrokers panel, or “Broker Panel,” will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. We guarantee the obligations of each of our subsidiaries under the time charters and OSG guarantees each charterers’ obligation to make charter payments to us.

Vessel	Term of Initial Charter	Expiration of Initial Charter	Term of Extension Periods	Maximum Aggregate Extension Term
Overseas Ann	6½ years	April 17, 2012	1, 2 or 3 years	8 years
Overseas Chris	6 years	October 17, 2011	1, 2 or 3 years	8 years
Overseas Regal	5½ years	April 17, 2011	1, 2 or 3 years	6 years
Overseas Cathy	6¼ years	January 17, 2012	1, 2 or 3 years	8 years
Overseas Sophie	5¾ years	July 17, 2011	1, 2 or 3 years	8 years
Overseas Rebecca	5 years	October 17, 2010	1, 2 or 3 years	5 years
Overseas Ania	5 years	October 17, 2010	1, 2 or 3 years	5 years

The charterers are wholly owned subsidiaries of OSG. Under the time charters, we are required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels have been approved for trading (referred to in the industry as “vetting approvals”) by a minimum of four major oil companies and (ii) that we do not lose any vetting approvals that are required to maintain the vessels’ trading patterns. Tanker Management performs those duties for us under the ship management agreements described below. If structural changes or new equipment is required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers will be required to pay the first $50,000 per year per vessel for all such changes. To the extent the cost of all such changes exceeds $50,000 the excess cost will be apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost. Each charter also provides that the basic hire will be reduced if the vessel does not achieve the performance specifications set forth in the charter. Pursuant to the charters, the charterers have agreed to endeavour to avoid or limit any liability to their customers for consequential damages. In addition, the charterers and OSG International, Inc., or “OIN,” have agreed to use their commercial best efforts to charter our vessels on market terms and to ensure that preferential treatment is not given to any other vessels owned, managed or controlled by OIN or its affiliates.

The charterers have a right of first offer over the sale of the applicable vessel, which, in the event we wish to sell such vessel, requires us to offer to sell the vessel to the applicable charterer at a price determined by a shipbroker panel. The charterers are not obligated to pay us charter hire for off hire days that include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, we have obtained loss of hire insurance that will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days per incident), following any loss under our hull and machinery policy.

The terms of the time charters do not provide the charterers with an option to terminate the charter before the end of their respective terms. However, the charterers may terminate in the event of the total loss or constructive total loss of a vessel, if the vessel fails an inspection by a government and/or a port state authority, in the event the vessel fails to comply with the charter’s vetting requirements, or in the event that the vessel is rendered unavailable for charterers’ service for a period of thirty days or more as a result of detention of a vessel by any governmental authority, or by any legal action against vessel or owners, or by any strike or boycott by the vessel’s officers or crew.

General – Bareboat Charters

On December 4, 2007, our Suezmax, the Overseas Newcastle, was bareboat chartered to a subsidiary of OSG for a term of seven years at a basic bareboat charter rate of $26,300 per day for the first three years of the charter term, and $25,300 per day for the last four years of the charter term. According to the terms of the bareboat charter, we will be paid this basic hire even for the days on which the vessel is not able to be in service. In addition to the bareboat charter rate, we will, through the profit sharing element of this charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. At the end of the seven year charter term, OSG has the right to acquire the vessel for $77 million.

On January 28, 2008, our other Suezmax, the Overseas London, was bareboat chartered to a subsidiary of OSG for a term of 10 years at a basic bareboat charter rate of $26,000 per day for the term of the charter.  According to the terms of the bareboat charter, we will be paid this basic hire even for the days on which the vessel is not able to be in service.  There is no profit sharing element under this bareboat charter. OSG has the right to acquire the vessel at the end of the eighth, ninth and tenth year of the charter term at a price of $71 million, $67 million and $60 million, respectively.  If OSG elects to exercise its purchase option, we will, in addition to the purchase option price, receive an amount equal to 40% of the difference between the market price of the vessel at the time the purchase option is exercised and the purchase option price.

Basic Hire

Under each time charter for our initial vessels, the daily charter rate for each such vessel, which we refer to as “basic hire,” is payable to us monthly in advance and will increase annually. The basic hire under the charters for each vessel type during each year of the fixed term of the charter is as follows:

Charter Year	End of Charter Year(1)	VLCCs	Aframaxes (Overseas Cathy and Overseas Sophie)	Aframaxes (Overseas Rebecca and Overseas Ania)
1	October 17, 2006	$ 37,200/day	$ 24,500/day	$ 18,500/day
2	October 17, 2007	37,400/day	24,700/day	18,700/day
3	October 17, 2008	37,500/day	24,800/day	18,800/day
4	October 17, 2009	37,600/day	24,900/day	18,900/day
5	October 17, 2010	37,800/day	25,100/day	19,100/day
6	October 17, 2011	38,100/day	25,400/day
____________
(1)
The charters for the Overseas Cathy and the Overseas Ann expire on January 17, 2012 and April 17, 2012, respectively. During the period from October 17, 2011 to their respective expiration dates, the basic hire is $25,700 and $38,500 per day, respectively. The charter for the Overseas Regal expires on April 17, 2011 and the charter for the Overseas Sophie expires on July 17, 2011.

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

With respect to our Suezmax, the Overseas Newcastle, the basic bareboat charter rate will be $26,300 per day for the first three years of the charter term and $25,300 per day for the last four years of the charter term. With respect to our other Suezmax, the Overseas London, the basic bareboat charter rate will be $26,600 per day for the entire ten year term of the charter. Under each bareboat charter, the charterer does not have the option to renew the charter at the end of the seven year and ten year charter period, respectively.

Additional Hire

Pursuant to our charter arrangements for our initial vessels, the parent of each of the charterers, OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire. OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period. OSG has guaranteed the additional hire payments due to us under the charter framework agreement. If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations. Additional hire is calculated on a time charter equivalent, or “TCE,” basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market. However, the manner in which charter hire is calculated for a given period depends on whether our vessels are operated in a pool or in the time or spot charter market. Currently, all of our vessels are operated in either the Tankers International Pool or the Aframax International Pool.

General provisions regarding additional hire.

For the First Four Fiscal Quarters. Additional hire was calculated at the end of each quarter through and including the quarter ending September 30, 2006 for the period commencing on the effective date of the charters and ending on the last day of the applicable quarter, as follows:

●	TCE revenue earned or deemed earned by the charterers for all of the applicable vessels over the calculation period is aggregated;

●	the basic hire earned by all of the applicable vessels during the calculation period is aggregated;

●
additional hire for the calculation period is equal to 40% of the excess, if any, of the TCE revenue earned or deemed earned by the charterers over the basic hire earned by all of the applicable vessels;

●
additional hire payable for the relevant quarter is equal to the excess, if any, of the additional hire for the calculation period over the amount of additional hire paid in respect of previous quarters; and

●
the calculation period for each of the four quarters beginning on the effective date and ending on September 30, 2006 is the period commencing on the effective date and ending on the last day of such calendar quarter.

In Subsequent Fiscal Periods. Additional hire for any calendar quarter ending after September 30, 2006 will be equal to an amount that is 40% of the excess, if any, of (i) the aggregate of the rolling four quarter weighted average hire for all of the applicable vessels in the calendar quarter over (ii) the aggregate of the basic hire earned by all of the applicable vessels in that calendar quarter. The weighted average hire for each vessel is determined by:

●
aggregating all TCE revenue earned or deemed earned by the vessel in the four quarter period ending on the last day of the quarter and dividing the result by the number of days the vessel was on hire in that four quarter period; and

●	multiplying the resulting rate by the number of days the vessel was on hire in the calendar quarter.

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

General. In order to enhance vessel utilization and earnings, OSG is a member of the Tankers International Pool, which operates VLCCs and V Pluses, and the Aframax International Pool, which operates Aframaxes. Our VLCCs and Aframaxes are currently operated in these pools. The Tankers International Pool currently consists of 43 VLCCs and V Pluses, including our three VLCCs, and the Aframax International Pool consists of 38 Aframaxes, including our four Aframaxes. The large number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or “COAs,” which minimize idle time and distances traveled empty. We therefore believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

Allocation of pool revenues. Earnings generated by all vessels operating in a pool are expressed on a TCE basis and then pooled and allocated based on a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption and actual on-hire performance. Earnings from vessels operating on voyage charters in the spot market and on COAs within the pool need to be converted into TCE revenues (by subtracting voyage expenses such as fuel and port charges) while vessels operating on time charters within a pool do not need to be converted. For vessels operating on voyage charters in the spot market and on COAs, aggregated voyage expenses are deducted from aggregated revenues to result in an aggregate net revenue amount, which is the TCE amount. These aggregate net revenues are combined with aggregate time charter revenues to determine aggregate pool TCE revenue. Aggregate pool TCE revenue is then allocated to each vessel in accordance with the allocation formula. Because OSG currently operates all the VLCCs and Aframaxes it owns and charters-in in the Tankers International and Aframax International Pools, respectively, we expect that our VLCCs and Aframaxes will continue to be operated in these pools and that each charterer will earn its vessel’s share of the respective pool’s TCE revenue from the commencement of our time charters with OSG’s subsidiaries and for so long as OSG maintains its membership in that pool. However, OSG can withdraw from either pool at any time, and the members of either pool can agree to change the terms of their respective pools at any time. Furthermore, under the current terms of the respective pool agreements, OSG may withdraw a particular VLCC (including any of ours) from the Tankers International Pool and time charter it to third party for a term exceeding five years and may withdraw a particular Aframax (including any of ours) from the Aframax International Pool and time charter it to a third party for a term in excess of three years.  We have been informed by OSG that the Overseas Ania, one of our Aframaxes, will be withdrawn from the Aframax International Pool in July 2008.

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

If OSG withdraws any of our vessels from a pool, or if a pool disbands, the methodology for calculating TCE revenue for determination of additional hire with respect to that vessel will change in the applicable quarter. In that case, TCE revenue for the affected vessel will be equal to:

●
for periods under time charters:  actual time charter hire earned by the charterer under time charters to third parties for any periods during the quarter that the vessel operates under the time charter, less ship broker commissions paid by the charterer to unaffiliated third parties in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the charterer to unaffiliated third parties in an amount not to exceed 1.25% of such time charter hire; plus

●
for periods in the spot market:  the TCE revenue deemed earned by the charterer in the spot market, calculated as described under the special provisions referred to below. We define “spot market” periods as periods during the quarter that a vessel is not subchartered by the charterer under a time charter or operating in a pool and during which the vessel is on hire under our time charter with the charterer.

Special provisions regarding the calculation of additional hire when vessels are operated outside of a pool and not in the time charter market.

If a vessel is operated by a charterer outside of a pool and not in the time charter market (i.e., in the spot market) TCE revenue will be deemed earned for the period that the vessel is operating on the spot market and is on hire under our time charter. TCE revenue will be calculated each quarter using averages of the daily spot rates (expressed in Worldscale Points) for the routes specified below, as determined by the Broker Panel. We refer to these averages as the average spot rates and we refer to these routes as the notional routes. The average spot rates will be determined for the notional routes as follows:

●
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

●	subtracting voyage costs consisting of brokerage commissions of 2.5% and commercial management costs of 1.25%, bunker costs and port charges from freight income to calculate voyage income; and

●	dividing voyage income by voyage duration, including time in port.

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

The notional routes, cargo sizes and the weighting to be applied to each route in calculating the TCE daily rates is as follows:

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

If in OIN’s reasonable opinion it becomes impractical or dangerous, due to war, hostilities, warlike operations, civil war, civil commotion, revolution or terrorism for Aframaxes and VLCCs to operate on the notional routes, OIN may request our agreement, which we may not unreasonably refuse, for the average daily rate to be determined during the period of such danger or restriction of trading using average spot rates determined by the Broker Panel for alternative notional routes proposed by the charterer that reasonably reflect realistic alternative round voyage trade for Aframaxes and VLCCs during the period of such danger or restriction of trading. In such event, the TCE revenue for such period will be calculated using the daily spot rates for such alternative routes and applying such weights as determined by the charterer, with our agreement, which we may not unreasonably refuse.

Additional details on the calculation of TCE revenue for spot periods are set forth below:

●
Calculation of voyage duration. The voyage duration for each notional route will be calculated for the laden and ballast legs of a round trip on such notional route using the distance, speed and time in port specified below for each vessel.

●	Data used in calculations. The following data will be used in the above calculations and is subject to annual review to ensure consistency with industry standards:

Bunkers in port

For Aframaxes (Overseas Cathy and Overseas Sophie):  loading 20 tons; discharging 20 tons.

For Aframaxes (Overseas Rebecca and Overseas Ania):  loading 20 tons; discharging 20 tons.

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

Speed and consumption at sea

For Aframaxes (Overseas Cathy and Overseas Sophie): 15 knots at 60 tons per day in laden condition and 15 knots at 60 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

For Aframaxes (Overseas Rebecca and Overseas Ania): 13.3 knots at 37 tons per day in laden condition and 13.3 knots at 37 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

For VLCCs: 14.75 knots at 105 tons per day in laden condition and 15.75 knots at 100 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

Additional hire for vessels operating under bareboat charter.

With respect to our Suezmax, the Overseas Newcastle, we will, in addition to the basic bareboat rate, earn 33% of the vessel’s earnings above the TCE rate of $35,000 per day for the first three years of the bareboat charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. There is no profit sharing element under the bareboat charter agreement for our other Suezmax, the Overseas London.

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire ship management agreement for each initial vessel listed as an exhibit to this report.

Each of the subsidiaries owning our initial vessels has entered into fixed rate ship management agreements with Tanker Management with respect to such vessels. Under the ship management agreements, Tanker Management is responsible for all technical management and most of the associated costs, including crewing, maintenance, repair, drydockings (subject to the provisions described below), maintaining required vetting approvals, and other vessel operating expenses, but excluding insurance premiums and vessel taxes. We have agreed to guarantee the obligations of each of our subsidiaries under the ship management agreements.

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

Tanker Management is also obligated under the ship management agreements to arrange for insurance for each vessel subject to those agreements, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance and we are responsible for the payment of all premiums. Tanker Management is responsible for the payment of deductibles subject to the following per claim limits:

●	for our hull and machinery policy, $250,000 for claims on any of our VLCCs and $125,000 for claims on any of our Aframaxes;

●	for our protection and indemnity policy:

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

The schedule of technical management fees for the initial charter period is as follows:

Year of Agreement	End of Annual Period	VLCC Daily Rate	Aframax Daily Rate
1	October 17, 2006	$6,500/day	$5,800/day
2	October 17, 2007	6,500/day	5,800/day
3	October 17, 2008	6,663/day	5,945/day
4	October 17, 2009	6,829/day	6,094/day
5	October 17, 2010	7,000/day	6,246/day
6	October 17, 2011	7,175/day	6,402/day
7	October 17, 2012	7,354/day	6,562/day

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

Neither us nor Tanker Management is able to cancel any ship management agreement (as currently amended) prior to the third anniversary of the effective date of such agreement (i.e., October 18, 2008), except for cause. Beginning on the third anniversary, the ship management agreements (as currently amended) are cancelable by us or Tanker Management for any reason at any time upon 90 days’ advance notice. Both parties also have the right to terminate any of the ship management agreements if the relevant charter has been terminated. If a ship management agreement is terminated, we will be required to pay a termination fee of $45,000 per vessel to cover costs of the manager associated with termination. We will also be required to obtain the consent of the applicable charterer and our lenders before we appoint a new manager; however, such consent may not to be unreasonably withheld. Each charterer also has the right to cause us to change the manager of the vessel under certain circumstances if it is dissatisfied with the manager’s performance.

OSG and its affiliates, including Tanker Management, provide technical and operational management and payroll and support services for OSG’s fleet of vessels, including vessels that are majority owned by independent third parties.

Each of our Suezmaxes are on bareboat charters to subsidiaries of OSG, pursuant to which the charterer is responsible for all technical management of the vessel, including vessel insurance. Accordingly, these vessels are not subject to ship management agreements.

OUR FLEET

The following chart summarizes certain information about the nine vessels in our current fleet.

Vessel	Year Built	Dwt	Current Flag	Classification Society
VLCC
Overseas Ann(1)	2001	309,327	Marshall Islands	Lloyds
Overseas Chris(1)	2001	309,285	Marshall Islands	Lloyds
Overseas Regal(1)	1997	309,966	Marshall Islands	ABS
Suezmax
Overseas Newcastle(2)	2001	164,626	Marshall Islands	ABS
Overseas London(3)	2000	152,923	Marshall Islands	DNV
Aframax
Overseas Cathy(1)	2004	112,028	Marshall Islands	ABS
Overseas Sophie(1)	2003	112,045	Marshall Islands	ABS
Overseas Rebecca(1)	1994	94,873	Marshall Islands	ABS
Overseas Ania(1)	1994	94,848	Marshall Islands	ABS
____________
b
(1)  Acquired on October 18, 2005 and time chartered to a subsidiary of OSG as of that date.
(2)  Acquired on December 4, 2007 and bareboat chartered to a subsidiary of OSG as of that date.
(3)  Acquired on January 28, 2008 and bareboat chartered to a subsidiary of OSG as of that date.

The Overseas Regal was built in Japan by Universal Shipbuilding Corporation (formerly Hitachi Zosen Corporation) and our other six initial vessels were built by Hyundai Heavy Industries Co. in South Korea, in each case under full-time on-site supervision of OSG’s in-house naval architects. The Overseas Newcastle and Overseas London were also built by Hyundai Heavy Industries Co. in South Korea. Our vessels have been built to specifications, which, in many areas, exceed industry and shipyard standards at the time of construction. Our vessels incorporate coating specifications for both the hull and the cargo tanks to minimize corrosion, reduce maintenance and help protect the environment. As a result, we believe our vessels are among the most efficient and safe tankers.

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

With respect to our initial vessels, Tanker Management is responsible for arranging for the insurance of such vessels on terms specified in the ship management agreements, which we believe are in line with standard industry practice. We are responsible for the payment of premiums. Tanker Management is responsible for the payment of deductibles, up to the amounts specified in the ship management agreements, but will not be required to reimburse us for off hire periods that are not covered by loss of hire insurance. In accordance with the ship management agreements, Tanker Management has arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Tanker Management has also agreed in the ship management agreements to arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms. Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy. We have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel). Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by ship-owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

Our two Suezmaxes, which are currently bareboat chartered to subsidiaries of OSG, are subject to the same insurance coverage as our seven initial vessels. However, under a bareboat charter arrangement, the charterer is responsible for all insurance for the vessel, including with respect to payment of premiums and deductibles.

We believe that our anticipated insurance coverage will be adequate to protect us against the accident-related risks involved in the conduct of our business and that we will maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to obtain adequate insurance coverage at commercially reasonable rates in the future following termination of the ship management agreements and bareboat charters.

INSPECTION BY A CLASSIFICATION SOCIETY

Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs which have to be made by the ship-owner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 29 of this report.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under our ship management agreements for our initial vessels and under the bareboat charters for our Suezmaxes, Tanker Management and the bareboat charterers, respectively, have assumed technical management responsibility for our fleet, including compliance with all government and other regulations. If our ship management agreements with Tanker Management terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance. However, in such event we may be unable to hire another party to perform these and other services for a fixed fee as is the case with Tanker Management, and we may incur substantial costs to comply with environmental requirements.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. With respect to our initial vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, are required to maintain operating standards for all of our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

INTERNATIONAL MARITIME ORGANIZATION

In April 2001, the International Maritime Organization or “IMO,” adopted regulations under the International Convention for the Prevention of Pollution from Ships, or “MARPOL,” requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993, to have double hull, mid-deck or equivalent design. At that time, the regulations also required the phase-out of non-double hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age. Existing single hull tankers were required to be phased out unless retrofitted with double hull, mid-deck or equivalent design no later than 30 years after delivery. These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate. Subsequent amendments to the MARPOL regulations accelerated the phase out of single hull tankers to 2005 for Category I vessels and 2010 for Category II and III vessels. Category I vessels are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are pre-MARPOL Segregated Ballast Tanks (SBT) tankers. Category II tankers are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are post-MARPOL SBT tankers. Category III tankers are tankers above 5,000 dwt, but below the deadweight specified for Category I and II tankers above. The IMO may adopt additional regulations in the future that could further restrict the operation of single hull vessels. All of our tankers are double-hulled and are thus not subject to phase-out under existing IMO regulations.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels are currently compliant with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect the ability of Tanker Management to manage our vessels. The United States in February 2007 proposed a series of amendments to Annex VI which would establish more stringent particulate matter, sulfur oxide and nitrogen oxide emission standards. If these amendments are implemented and are applied to existing vessels (as opposed to vessels built after the effective date), we may incur costs to install additional pollution control equipment in our vessels.

Under the International Safety Management Code, or “ISM Code,” promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Tanker Management and the charterers of the Overseas Newcastle and Overseas London will rely upon their respective safety management systems.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. All requisite documents of compliance have been obtained with respect to the operators of all our vessels and safety management certificates have been issued for all our vessels for which the certificates are required by the IMO. These documents of compliance and safety management certificates are required to be renewed annually.

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or charterer to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $7.1 million plus $998 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $142 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on February 15, 2008. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault. Under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans, or “SOPEPs.”  Periodic training and drills for response personnel and for vessels and their crews are required. In addition to SOPEPs, Tanker Management and the charterers of the Overseas Newcastle and Overseas London have adopted Shipboard Marine Pollution Emergency Plans for our vessels, which cover potential releases not only of oil but of any noxious liquid substances.

U.S. REQUIREMENTS

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or “OPA,” and the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA.” OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our business operations.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the Act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the previous limits of liability described above for OPA and CERCLA (combined), and has proposed a new rule to reflect the current combined limit for tankers, which was increased from $1,500 per gross ton to $2,200 per gross ton effective October 9, 2006, when the increased liability limits under OPA went into effect (as described above). Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Tanker Management and the charterers of the Overseas Newcastle and Overseas London have provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

With respect to our initial vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, have arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the charterer’s business, which could impair the charterer’s ability to make payments to us under our charters, and on Tanker Management’s business, which could impair Tanker Management’s ability to manage our initial vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters starting in 2015. All of our vessels have double hulls.

OPA also amended the federal Water Pollution Control Act, or “Clean Water Act,” to require owners and operators of vessels to adopt vessel response plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. With respect to our initial vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, are responsible for ensuring our vessels comply with any additional regulations.

In addition, the Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. The U.S. Environmental Protection Agency or “EPA,” has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA has appealed this decision, but no decision on the appeal has been issued. However, in June 2007, the EPA provided notice of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comment. If the exemption is repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive.

The U.S. Clean Air Act, or “CAA,” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In November 2007, the EPA issued an Advance Notice of Proposed Rulemaking indicating its plan to propose more stringent federal emission standards for new Category 3 marine diesel engines. The standards under consideration are consistent with the United States’ proposal to amend Annex VI of MARPOL, as discussed above. The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have attempted to regulate vessel emissions within state waters. New or more stringent federal or state air emission regulations could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

EUROPEAN UNION TANKER RESTRICTIONS

In July 2003, in response to the Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers used for the transport of oil from entering into its ports or offshore terminals starting in 2010. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. All of our tankers are double hulled. The European Union has also adopted legislation that (1) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters, creates an obligation of port states to inspect at least 25% of vessels using these ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and (2) provides the European Union with greater authority and control over vessel classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, the European Union is considering the adoption of criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. Certain member states of the European Union, by virtue of their national legislation, already impose criminal sanctions for pollution events under certain circumstances. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the European Union or any other country or authority.

GREENHOUSE GAS REGULATION

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual nations or states where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

VESSEL SECURITY REGULATIONS

As of July 1, 2004, all ships involved in international commerce and the port facilities that interface with those ships must comply with the new International Code for the Security of Ships and of Port Facilities, or “ISPS Code.” The ISPS Code, which was adopted by the IMO in December 2002, provides a set of measures and procedures to prevent acts of terrorism, which threaten the security of passengers and crew and the safety of ships and port facilities. All of our vessels have obtained an International Ship Security Certificate, or “ISSC,” from a recognized security organization approved by the vessel’s flag state and each vessel has developed and implemented an approved Ship Security Plan.

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

C.	ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned by each of those subsidiaries as of December 31, 2007.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ania Aframax Corporation	Overseas Ania	Marshall Islands	100%
Ann Tanker Corporation	Overseas Ann	Marshall Islands	100%
Cathy Tanker Corporation	Overseas Cathy	Marshall Islands	100%
Chris Tanker Corporation	Overseas Chris	Marshall Islands	100%
London Tanker Corporation	Overseas London(1)	Marshall Islands	100%
Newcastle Tanker Corporation	Overseas Newcastle	Marshall Islands	100%
Rebecca Tanker Corporation	Overseas Rebecca	Marshall Islands	100%
Regal Unity Tanker Corporation	Overseas Regal	Marshall Islands	100%
Sophie Tanker Corporation	Overseas Sophie	Marshall Islands	100%
____________
b
(1)  Company acquired ownership of this vessel effective as of January 28, 2008.

D.	PROPERTY, PLANT AND EQUIPMENT

We own a modern fleet of double hull crude oil tankers. The following table sets forth the vessels comprising our fleet as of December 31, 2007.

Vessel	Type	Approximate Dwt	Construction	Flag
Overseas Ann	VLCC	309,327	Double-Hull	Marshall Islands
Overseas Chris	VLCC	309,285	Double-Hull	Marshall Islands
Overseas Regal	VLCC	309,966	Double-Hull	Marshall Islands
Overseas London(1)	Suezmax	152,923	Double-Hull	Marshall Islands
Overseas Newcastle	Suezmax	164,626	Double-Hull	Marshall Islands
Overseas Cathy	Aframax	112,028	Double-Hull	Marshall Islands
Overseas Sophie	Aframax	112,045	Double-Hull	Marshall Islands
Overseas Rebecca	Aframax	94,873	Double-Hull	Marshall Islands
Overseas Ania	Aframax	94,848	Double-Hull	Marshall Islands
____________
b
(1)  Joined our fleet effective as of January 28, 2008.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OVERVIEW - PREDECESSOR

For the period from January 1, 2005 through October 17, 2005, the combined financial statements presented herein with respect to our vessels have been carved out of the consolidated financial statements of OSG. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand-alone entity for all periods presented or of future results.

We refer to the companies that owned our initial vessels collectively as our “predecessor,” or, in the financial statements that form a part of this report, as “OSG Crude.” Our predecessor’s fleet consisted of the same initial vessels that we acquired upon the completion of the IPO: three modern, double hull VLCCs and four modern, double hull Aframaxes that have a combined carrying capacity of about 1.3 million dwt. All of these vessels operated in pools during the period from January 1 through October 17, 2005 and the three years ended December 31, 2004 or since delivery of the vessel.

To the extent the assets, liabilities, revenues and expenses relate to our predecessor, these have been identified and carved out for inclusion in our combined financial statements. OSG’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to our initial vessels are not included in our combined financial statements. In addition, the preparation of our combined financial statements required the allocation of certain expenses where these items were not identifiable as related to our predecessor.

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

BUSINESS

On October 18, 2005, we acquired the seven vessels comprising our initial fleet. We have chartered these initial vessels to subsidiaries of OSG under fixed rate charters for minimum terms of five to six and one-half years. The charters commenced on the delivery of the vessels to us. The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of five, six or eight years, depending on the vessel, from the initial expiration date. On December 4, 2007 and January 28, 2008, respectively, we acquired two Suezmaxes and immediately upon delivery bareboat chartered these vessels to subsidiaries of OSG for fixed terms of seven years and ten years, respectively. See the section of this report entitled “Item 4. Information on the Company ─ Charter Arrangements” for a more detailed description of our charter arrangements. We have also entered into ship management agreements with a subsidiary of OSG for the technical management of our initial vessels that substantially fix our operating expenses (excluding insurance premiums and vessel taxes) for three years. See the section of this report entitled “Item 4. Information on the Company — Ship Management Agreements” for a more detailed description of our ship management agreements. When our initial vessels were owned by our predecessor, these vessels were operated primarily in the spot market, and our predecessor was not a party to comparable ship management agreements. As such, our current operations differ significantly from the historical operations of our predecessor upon which our combined financial statements are based. In particular, we expect that for so long as our chartering and ship management arrangements are in place with OSG, our revenues will be generated primarily from time charter and bareboat payments made to us by subsidiaries of OSG and our vessel operating expenses (excluding insurance premiums and vessel taxes) under the ship management agreements will be substantially fixed. Under the bareboat charters for our two Suezmaxes, the charterer is responsible for paying all operating costs associated with the vessels. Accordingly, we do not incur any operating expenses associated with these vessels. In addition, under our bareboat charters, we will continue to receive the basic bareboat charter rate even during such periods that the vessel is not able to operate. The charters and ship management arrangements are designed to provide us with a more stable cash flow than historically experienced by our predecessor, as our expenses will be substantially fixed through our ship management agreements and, so long as our initial vessels subject to time charter are not off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters and bareboat charters.

FACTORS AFFECTING OUR RESULTS

After the closing of our IPO on October 18, 2005, the principal factors that affect our results of operations and financial condition include:

●	the fixed basic charter rate that we are paid under our charters;

●	the amount of additional hire that we receive under our charter arrangements;

●
with respect to our initial vessels, the number of off hire days during which we will not be entitled, under our charter arrangements, to receive either the fixed basic charter rate or additional hire;

●	the amount of daily technical management fees payable under our ship management agreements;

●	our general and administrative and other expenses;

●	our insurance premiums and vessel taxes;

●	any future vessel acquisitions; and

●	our interest expense.

Our revenues are principally derived from fixed rate time charters and bareboat charters with subsidiaries of OSG to which all our vessels have been chartered. In addition, the amount of additional hire that we receive under our charter arrangements is dependent on the revenues generated by our vessels. These revenues are sensitive to patterns of supply and demand. Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, primarily because of scrapping. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Our expenses are expected to consist primarily of daily technical management fees payable under our ship management agreements, interest expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses. With respect to our initial vessels, our vessel-owning subsidiaries have entered into ship management agreements with Tanker Management, a subsidiary of OSG, under which it is responsible for all technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings (subject to certain adjustments when the agreement is terminated), stores and supplies, lubricating oils and insurance deductibles (subject to the limits on deductibles set forth in the ship management agreements). Under these agreements, we pay a fixed daily fee for the cost of vessels’ operations, including scheduled drydockings, for each vessel, which will increase by 2.5% annually after October 2007. Neither us nor Tanker Management will be able to cancel these agreements prior to October 2008 except for cause, after which time the ship management agreements may be canceled for any reason at any time upon 90 days’ advance notice.

The charterers pay us a fixed basic charter rate monthly in advance and additional hire, if any, quarterly in arrears. We pay daily technical management fees under our ship management agreements monthly in advance. We are required to pay interest under our credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

The following table sets forth the average daily time charter equivalent rates earned by our vessels during the last three years.

	Year Ended December 31, 2007	Year Ended December 31, 2006	2005
			Oct 18 – Dec 31	Jan 1 – Oct 17
VLCCs	$41,500	$46,900	$50,300	$53,392
Suezmaxes(1)	$27,400
Aframaxes	$25,700	$26,200	$30,200	$33,296
____________
(1)  Overseas Newcastle only for the 27 day period from December 4, 2007 to December 31, 2007.

CRITICAL ACCOUNTING POLICIES

The financial statements for DHT and our combined carve-out financial statements for our predecessor are prepared in accordance with accounting principles generally accepted in the United States, or “GAAP,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all of our material accounting policies, see Note A to our consolidated and predecessor combined carve-out financial statements, included as Item 18 to this report.

Carve-out of the Financial Statements of OSG

For all periods prior to and through October 17, 2005, our combined carve-out financial statements include the accounts of seven wholly owned subsidiaries of OSG, a publicly-traded company incorporated in Delaware. These combined carve-out financial statement have been prepared to reflect the financial position, results of operations and cash flows of our predecessor, which owned the vessels acquired by our subsidiaries. Our combined carve-out financial statements are prepared in accordance with GAAP. The assets, liabilities, results of operations and cash flows were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses, which were not identifiable as relating to specific vessels, were allocated based on our predecessor’s proportionate share of OSG’s total ship operating days for each of the periods presented. Ship operating days consist of the aggregate number of calendar days in a period in which our vessels are owned by us. Management believes these allocations to reasonably present our predecessor’s financial position, results of operations and cash flows. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had our predecessor operated as an independent stand-alone entity for the periods presented. Had our predecessor operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Revenue Recognition

Both prior to and following our IPO, our initial vessels have generated revenue by operating in pools, whereby shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a TCE basis in accordance with an agreed-upon formula. For vessels operating in pools or on time charters, shipping revenues are substantially the same as TCE revenues.

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

We acquired our two Suezmaxes on December 4, 2007 and January 28, 2008, respectively. These vessels are on bareboat charters to subsidiaries of OSG and do not participate in pools. Revenues from bareboat charters are accounted for as operating leases and are recognized ratably over the periods of such charters, as service is performed.

Vessel Lives and Impairment

With respect to our initial vessels, the carrying value of each vessel represents its original cost at the time it was delivered less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. In the shipping industry, use of a 25-year life has become the standard. The actual life of a vessel may be different. We have evaluated the impact of the revisions to MARPOL Regulation 13G that became effective April 5, 2005 and the EU regulations that went into force on October 21, 2003 on the economic lives assigned to the fleet. Because the fleet consists of modern, double hull vessels, the revised regulations do not affect any of our vessels. If the economic lives assigned to the tankers prove to be too long because of new regulations or other future events, higher depreciation expense and impairment losses could result in future periods related to a reduction in the useful lives of any affected vessels.

With respect to our two Suezmaxes, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard.

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

RESULTS OF OPERATIONS

Combined fiscal 2005 amounts combine predecessor 2005 with successor 2005 by mathematical addition and do not comply with GAAP. Such data is being presented for analysis purposes only.

Income from Vessel Operations

Shipping revenues decreased by $5,366,000, or 6.2% to $81,427,000 in 2007 from $86,793,000 in 2006. This decrease was primarily attributable to lower earnings in 2007 for our initial vessels operating in pools.

Shipping revenues were $104,307,000 in 2005. On October 18, 2005, we acquired the initial vessels from OSG Crude and commenced operating as an independent company and agreed to time charter our initial vessels to subsidiaries of OSG for periods of five to six and one-half years under charters that provide for fixed monthly payments, plus the potential to earn additional profit sharing payments. For the period from October 18, 2005 through December 31, 2005, shipping revenues were $20,173,000.  During the period from January 1, 2005 through October 17, 2005, shipping revenues for our predecessor, OSG Crude, were $84,134,000.

For the period from January 1, 2005 through October 17, 2005 all of our shipping revenues were derived from pools which predominantly perform voyage charters. From October 18, 2005 through December 31, 2005 and for the years ended 2006 and 2007 all of our revenues were derived from our charter arrangements with OSG and consisted of a combination of base hire and additional hire paid to us by OSG.

Prior to October 18, 2005, reliance on the spot market contributed to fluctuations in our predecessor’s revenue, cash flow and net income, but afforded our predecessor greater opportunity to increase income from vessel operations when rates rose. After October 18, 2005, our revenue, cash flow and net income is less dependent on the development in the spot market as the charter arrangements for our vessels provide for fixed monthly payments plus the potential to earn additional profit sharing payments when the vessels’ earnings exceed the fixed monthly payments.

Vessel expenses increased by $733,000 to $19,423,000 in 2007 from $18,690,000 in 2006 principally as a result of the 2.5% price increase as of October 18, 2007, pursuant to the ship management agreements entered into on October 18, 2005 with Tanker Management, a subsidiary of OSG, for the technical management of our initial vessels and bunkers cost related to vessels off hire.

Vessel expenses were $18,108,000 in 2005. During the period from January 1, 2005 through October 17, 2005, vessel expenses for our predecessor, OSG Crude, were $14,433,000.  On October 18, 2005, we acquired our initial vessels from OSG Crude and commenced operating as an independent company and entered into ship management agreements with Tanker Management for the technical management of our initial vessels in exchange for a fee that was substantially fixed for the first two years of the agreement. For the period from October 18, 2005 through December 31, 2005, vessel expenses were $3,675,000.

Depreciation and amortization increased by $356,000 to $17,271,000 in 2007 from $16,915,000 in 2006 principally as a result of the delivery of the Overseas Newcastle on December 4, 2007.

Depreciation and amortization expenses were $17,940,000 in 2005. During the period from January 1, 2005 through October 17, 2005, depreciation and amortization expenses were $14,462,000 including $925,000 attributable to amortization of capitalized drydock expenditures. For the period from October 18, 2005 through December 31, 2005, depreciation and amortization expenses were $3,478,000.  After October 18, 2005, the amounts related to drydocking are incorporated in the technical management fees paid to OSG.

General and Administrative Expenses

General and administrative expenses increased by $1,386,000 to $3,775,000 in 2007 from $2,389,000 in 2006. This increase was mainly a result of higher personnel cost due to the employment of a new Senior Vice President during the year, as well as increased incentive expenses.

General and administrative expenses for 2007, 2006 and for the period October 18, 2005 to December 31, 2005 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

General and administrative expenses for our predecessor consisted primarily of salaries and other employee related costs, office rent, legal and professional fees and travel and entertainment. Prior to October 18, 2005, general and administrative expenses were allocated based on our predecessor’s proportionate share of OSG’s total ship operating days for each of the periods presented for our initial vessels. Ship operating days represent the aggregate number of days OSG owned its vessels, and were 2,030 for the period from January 1, 2005 through October 17, 2005. Management believes these allocations reasonably present our predecessor’s financial position, results of operations and cash flows.

General and administrative expenses were $6,505,000 in 2005. During the period from January 1, 2005 through October 17, 2005, general and administrative expenses were $5,759,000. For the period from October 18, 2005 through December 31, 2005, general and administrative expenses were $746,000.

Interest Expense

Interest expense increased by $500,000 to $14,457,000 in 2007 from $13,957,000 in 2006 principally as a result of the increase in debt in connection with the acquisition of the Overseas Newcastle on December 4, 2007.

Interest expense was $6,468,000 in 2005. During the period from January 1, 2005 through October 17, 2005, interest expense was $3,596,000. For the period from October 18, 2005 through December 31, 2005, interest expense, including amortization of deferred debt issuance cost, was $2,872,000.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry. We financed the acquisition of our initial vessels with the net proceeds of our IPO, borrowings under our credit facility and through the issuance of shares of our common stock to a subsidiary of OSG. We financed the acquisition of the Overseas Newcastle on December 4, 2007 and the Overseas London on January 28, 2008 with borrowings under our secured credit facility. Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under our secured credit facility. We fund our working capital requirements with cash from operations. We collect our basic hire monthly in advance and pay our ship management fees monthly in advance. We receive additional hire payable quarterly in arrears. During the period from our IPO through the fourth quarter of 2007, we paid dividends on a quarterly basis in amounts determined by our board of directors substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors. In January 2008, our board of directors approved a new dividend policy intended to provide the shareholders with a fixed quarterly dividend of $0.25 per common share, commencing with the first dividend payment attributable to the 2008 fiscal year. Since our IPO, we have paid the following dividends:

Operating period	Total payment	Per share	Record date	Payment date
Oct.18-Dec. 31 2005	$12.9 million	$0.43	March 10, 2006	March 24, 2006
Jan. 1-March 31 2006	$15.9 million	$0.53	June 1, 2006	June 16, 2006
April 1-June 30 2006	$10.8 million	$0.36	August 18, 2006	Sept. 4, 2006
July 1-Sept. 30 2006	$12.6 million	$0.42	Nov. 27, 2006	Dec. 6, 2006
Oct. 1-Dec. 31 2006	$13.2 million	$0.44	Feb. 22, 2007	March 6, 2007
Jan. 1-March 31 2007	$11.4 million	$0.38	May 29, 2007	June 12, 2007
April 1-June 30 2007	$11.7 million	$0.39	Sept. 12, 2007	Sept. 21, 2007
July 1-Sept. 30 2007	$11.1 million	$0.37	Dec. 3, 2007	Dec. 12, 2007
Oct. 1-Dec. 31 2007	$10.5 million	$0.35	Feb. 26, 2008	March 11, 2008

We believe that cash flow from our charters will be sufficient to fund our interest payments under our secured credit facility. We funded the acquisition of the Overseas Newcastle for $92.7 million on December 4, 2007 and the acquisition of the Overseas London for $90.3 million on January 28, 2008 with borrowings under our secured credit facility with the Royal Bank of Scotland or “RBS,” which was increased from $401 million to $420 million. Following this increase, we are required to make a principal repayment of $75 million no later than December 31, 2008. We may meet this repayment obligation through new borrowings or with the net proceeds of issuances of equity or other securities. Alternatively, we can sell certain of our assets and use the proceeds to pay down debt. As of December 31, 2007, we were in compliance with the covenants contained in our secured loan agreement.

For periods prior to October 17, 2005, our combined financial statements represent the operations of our vessels by our predecessor. The acquisition of our initial vessels by our predecessor and their operations were funded by bank debt and loans from OSG. As a result, our predecessor combined financial statements are not indicative of the financial position, results of operations or cash flows we would have achieved had we operated as an independent stand-alone entity during the periods presented for our predecessor or of future results.

Working capital at December 31, 2007 was approximately ($83,046,000) compared with $15,431,000 at December 31, 2006. The main reason for negative working capital at December 31, 2007 is the $75,000,000 in current installment of long-term debt and $10,218,000 in unrealized loss on interest rate swaps. At December 31, 2007, additional hire related to the period from October 1, 2007 through December 31, 2007, which amounted to $1,547,000, had not been received from the charterers. At December 31, 2006, additional hire related to the period from October 1, 2006 through December 31, 2006, which amounted to $4,009,000, had not been received from the charterers.

Net cash provided by operating activities was $49,363,000 in 2007 compared to $53,998,000 in 2006. This decrease was primarily attributable to lower earnings in 2007 for our initial vessels operating in pools. We had total debt outstanding of $328,700,000 at December 31, 2007, all of which is due to RBS, compared to $236,000,000 at December 31, 2006.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2007, our long-term contractual obligations are as follows:

	Summary Long-Term Future Contractual Obligations
	2008	2009	2010	2011	2012	Thereafter	Total
	($ in thousands)
Ship management agreements(1)	16,103	16,461	15,886	9,056	878		58,385
Long-term debt(2)	99,152	19,690	19,690	55,206	53,164	323,777	570,679
Total	115,255	36,151	35,576	64,262	54,042	323,777	629,064
__________
(1)	Our ship management agreements (as amended) are cancelable by us or Tanker Management at any time upon 90 days’ notice following October 18, 2008. Each charterer has the right to approve the replacement manager that we select; however, such approval may not to be unreasonably withheld. Each charterer also has the right to cause us to change the manager of its vessel under certain circumstances if it is dissatisfied with the manager’s performance. In addition, in the event a ship management agreement is terminated, we will make a payment to Tanker Management in the amount of the aggregate drydocking costs paid by Tanker Management in excess of the aggregate drydock-related management fee payments charged to us, in accordance with the terms set forth in the applicable ship management agreement. If at such time drydock-related management fee payments exceed aggregate drydocking costs, we will receive a payment from Tanker Management in the amount of the difference.
(2)	Amounts shown include contractual interest obligations on $420 million of debt under our credit facility. The interest obligations have been determined using an interest rate of 5.60% per annum based on the five year interest rate swap arrangement that was effective as of October 18, 2005 for $236 million and an interest rate of 5.95% per annum based on the five year interest rate swap arrangement that was effective as of December 4, 2007 for $92.7 million (increased to $100 million as of January 18, 2008). The interest on the balance outstanding is payable quarterly and the principal is payable with one installment of $75 million no later than December 31, 2008 and quarterly installments of $9,075,000 commencing on January 18, 2011, with a final payment of $109,050,000 on July 18, 2017.

We collect our fixed basic charter rate monthly in advance and pay our technical management fees monthly in advance. To the extent there are additional hire revenues, we receive such additional hire quarterly in arrears. Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our technical management fees, interest payments and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term. Our short term and longer term liquidity requirements include repayment of the principal balance of our secured credit facility, which includes the payment of a $75 million installment no later than December 31, 2008. We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation. Alternatively, we can sell our assets and use the proceeds to pay down debt.

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

As of December 31, 2007, we had a five year swap effective as of October 18, 2005, with a notional amount of $236,000,000 outstanding. The swap converted the LIBOR-based interest rate on the debt to a fixed rate of 5.60% per annum including the applicable margin of 0.70%. Also, as of December 31, 2007, we had a five year swap effective as of December 4, 2007, with a notional amount of $92,700,000 outstanding. The swap converted the LIBOR-based interest rate on the debt used to fund the acquisition of the Overseas Newcastle to a fixed rate of 5.95% per annum including the applicable margin of 0.85%.

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF INFLATION

We do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses.

OFF BALANCE SHEET ARRANGEMENTS

With the exception of the above mentioned interest rate swaps, we do not currently have any liabilities, contingent or otherwise, that we would consider to be off balance sheet arrangements.

OUR SECURED CREDIT FACILITY

The following summary of the material terms of our secured credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Secured Loan Facility Agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Secured Loan Facility Agreement (as amended) filed as an exhibit to this report.

General

On October 18, 2005, we entered into a $401 million secured credit facility with The Royal Bank of Scotland, or “RBS,” for a term of ten years, with no principal amortization for the first five years. The credit facility consisted of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. We are the borrower under the credit facility and each of our vessel-owning subsidiaries have guaranteed our performance thereunder.

We borrowed the entire amount available under the term loan upon the completion of our IPO to fund a portion of the purchase price for the initial vessels that we acquired from OSG. On November 29, 2007, we amended our secured credit facility to increase the total commitment thereunder by $19 million to $420 million. Under the terms of our amended secured credit facility, our previous $15 million working capital facility and $150 million vessel acquisition facility were canceled and replaced with a new $184 million vessel acquisition facility, which we used to fund the entire purchase price of our two Suezmaxes, the Overseas Newcastle and the Overseas London. Following delivery of the Overseas London on January 28, 2008, only $1 million of our vessel acquisition facility remains undrawn.

Borrowings under the initial $236 million term loan bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we entered into an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate for five years on the full amount of our term loan at 5.60%. On October 16, 2007, we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008. We were required to pay a $1.5 million fee in connection with the arrangement of our credit facility (which we funded with a portion of the net proceeds from our IPO) and a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility. We were required to pay an arrangement fee of $95,000 in October 2007 in connection with the increase in our secured credit facility from $401 million to $420 million.

Following the above-mentioned increase, our secured credit facility will be repayable with one installment of $75 million no later than December 31, 2008, and commencing on January 18, 2011 our secured credit facility will be repayable with 27 quarterly installments of $9,075,000. A final payment of $99,975,000 will be payable with the last quarterly installment.

Security

Our secured credit facility provides that borrowings thereunder are secured by the following:

●	a first priority mortgage on each of the vessels we have agreed to purchase and any additional vessels that we acquire;

●	an assignment of charter hire guarantees and earnings from, and insurances on, each of the vessels we have agreed to purchase and any additional vessels that we acquire;

●	a pledge of the balances in our bank accounts which we have agreed to keep with RBS; and

●	an unconditional and irrevocable guarantee by each of our vessel-owning subsidiaries.

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

Covenants

The facility agreement contains restrictive covenants that prohibit us and each of our subsidiaries from, among other things:

●	incurring additional indebtedness without the prior consent of the lenders;

●	permitting liens on assets;

●	merging or consolidating with other entities or transferring all or substantially all of our assets to another person;

●
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

●	changing the technical manager of our vessels without the prior consent of the lenders;

●	making certain loans, advances or investments; entering into certain material transactions with affiliated parties;

●	entering into certain types of charters, including bareboat charters and time charters or consecutive voyage charters of greater than 13 months (excluding our charters with OSG’s subsidiaries);

●	de-activating any of our vessels or allowing work to be done on any vessel in an aggregate amount greater than $2.0 million without first obtaining a lien waiver;

●	making non-ordinary course acquisitions or entering into a new line of business or establishing a place of business in the United States or any of its territories;

●	selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our charters and our ship management agreements.

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

Events of Default

Each of the following events with respect to us or any of our subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the facility agreement:

●	non-payment of amounts due under the credit facility;

●	breach of our covenants;

●	misrepresentation;

●	cross-defaults to other indebtedness in excess of $2.0 million;

●	materially adverse judgments or orders;

●	event of insolvency or bankruptcy;

●	acceleration of any material amounts that us or any of our subsidiaries is obligated to pay;

●	breach of a time charter or a charter hire guaranty in connection with any of our vessels;

●	default under any collateral documentation or any swap transaction;

●	cessation of operations;

●	unlawfulness or repudiation;

●	if, in the reasonable determination of the lender, it becomes impossible or unlawful for us or any of our subsidiaries to comply with our obligations under the loan documents; and

●	if any event occurs that, in the reasonable opinion of the lender, has a material adverse effect on our and our subsidiaries’ operations, assets or business, taken as a whole.

The facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
Erik A. Lind	52	Class I Director and Chairman
Randee Day	59	Class II Director
Rolf A. Wikborg	49	Class III Director
Ole Jacob Diesen	60	Chief Executive Officer
Eirik Ubøe	47	Chief Financial Officer
Tom R. Kjeldsberg	36	Senior Vice President, Business Development

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik A. Lind—Chairman of the Board. Mr. Lind has been chief executive of Tufton Oceanic and Managing Director of Tufton Oceanic Ltd. since 2004. Tufton Oceanic is a Fund Management and Investment banking firm for the Marine and Energy related sectors. Mr. Lind has more than 25 years experience in corporate banking, global shipping and specialized and structured asset financing. From 1995 to 2001, Mr. Lind served as Executive Vice President and a member of the Executive Management Committee at IM Skaugen ASA, a Norwegian public bulk shipping and logistics company engaged in the transportation of petrochemical gases, LPG and organic chemicals as well as crude oil lightering, in various financial management, operational and corporate and business development roles. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital. He has been actively involved in corporate recapitalization, financial restructurings, acquisitions, structured finance and joint venture investments. In addition to his positions within Tufton Oceanic, Mr. Lind currently serves on the boards of Maritime Capital Partners (Holdings) Limited, a Bermuda-based ship-owning company, A.M. Nomikos, a Greek ship-owning company, Alislami Oceanic Shipping Company I and II, investment companies based in the Jebel Ali Free Zone and Cayman Islands, respectively, KFH Oceanic Portfolio Company, a ship investment company based in the Cayman Islands, Frilin AS, a Norwegian private investment company, and Christiania Capital Partners, a private financial advisory and consulting firm based in Norway. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

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

DIRECTORS COMPENSATION

Each member of our board of directors is currently paid an annual fee of $42,500, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors. We pay our chairman an additional $12,500 per year to compensate him for the extra duties incident to that office. We pay the head of our audit committee an additional $8,750 per year and an additional $3,750 per year to each of the other members of the audit committee. We pay the heads of our compensation committee and nominating and corporate governance committee an additional $5,000 each per year. We pay each director $1,250 for each board meeting attended. On May 10, 2006, we awarded each of our directors 1,000 shares of restricted stock. These shares of restricted stock vested and were issued on October 18, 2006. On November 8, 2006, each member of our board of directors was awarded 3,614 shares of restricted stock, of which 1,204 shares vested in May 2007.  Of the remaining 2,410 shares, 1,743 shares vest in two equal amounts in May 2008 and May 2009, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions. The remaining 667 shares of restricted stock each vest in two equal amounts in May 2008 and May 2009, subject to each member of our board of directors remaining a member of our board of directors. On May 9, 2007, each member of our board of directors was awarded 3,287 shares of restricted stock, of which 2,287 shares vest in three equal amounts in May 2008, May 2009 and May 2010, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions. The remaining 1,000 shares of restricted stock each vest in three equal amounts in May 2008, May 2009 and May 2010, subject to each member of our board of directors remaining a member of our board of directors. During the vesting period of the shares of restricted stock awarded to our directors on November 8, 2006 and May 9, 2007, each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to each director as the shares vest.

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

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Diesen and Mr. Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. The agreements have an initial term of three years and are extendable at our option with six months advance notice prior to the expiration of their initial term. Either the executive or we may terminate the employment agreements for any reason and at any time. We have exercised our option to renew each contract upon termination of their initial term expiring April 15 and June 15, 2008, respectively, but final terms are still to be agreed.

Pursuant to the current employment agreements, Mr. Diesen receives a base salary in the amount of $400,000 per year and Mr. Ubøe receives a base salary in the amount of NOK 1,625,000 per year. In addition, in connection with our IPO, both Mr. Diesen and Mr. Ubøe received a combination of stock options and restricted stock that had a grant date value of $75,000 split equally between stock options and restricted stock. The 3,125 shares of restricted stock awarded to each of Mr. Diesen and Mr. Ubøe in connection with our IPO vest in four equal amounts in October 2006, 2007, 2008 and 2009, respectively, subject to the relevant officer's continued employment with us. The 34,723 stock options granted to each of Mr. Diesen and Mr. Ubøe have an exercise price of $12 per share and expire on October 18, 2015. On February 19, 2007, each officer exercised 11,575 options in a “cash-less” exercise and 2,352 shares were issued to each of them. On October 23, 2007, each officer exercised a further 11,574 options in a “cash-less” exercise and 2,190 shares were issued to each of them. Each executive officer is also eligible for additional grants under our 2005 Incentive Compensation Plan, as determined by the compensation committee of our board of directors. On November 8, 2006, Mr. Diesen and Mr. Ubøe were awarded 14,457 and 9,940 shares of restricted stock, respectively, of which 4,820 and 3,314, respectively, vested in May 2007. Of the remaining 9,637 and 6,626 shares, respectively, (i) 7,554 and 4,543 shares, respectively, vest in two equal amounts in May 2008 and May 2009, subject to the relevant officer’s continued employment with us and certain market conditions and (ii) 2,084 each vest in two equal amounts in May 2008 and May 2009, subject to the relevant officer’s continued employment with us. On May 9, 2007, Mr. Diesen and Mr. Ubøe were awarded 13,149 and 9,040 shares of restricted stock, respectively, of which 10,024 and 5,915 shares, respectively, vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued employment with us and certain market conditions. The remaining 3,125 shares of restricted stock each vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued employment with us.  During the vesting period of the shares of restricted stock awarded to Mr. Diesen and Mr. Ubøe on November 8, 2006 and May 9, 2007, Mr. Diesen and Mr. Ubøe will each be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to Mr. Diesen and Mr. Ubøe as the shares vest.

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

Pursuant to their employment agreements, each of Mr. Diesen and Mr. Ubøe has agreed to protect our confidential information. They have also agreed during the term of the agreements and for a period of one year following his termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.

We have also entered into an indemnification agreement with each of Mr. Diesen and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

We have entered into an employment agreement with Mr. Kjeldsberg that sets forth his rights and obligations as our Senior Vice President. Either we or Mr. Kjeldsberg may terminate his employment agreement for any reason at any time. Pursuant to his employment agreement, Mr. Kjeldsberg receives a base salary in the amount of NOK 1,500,000 per year. In addition, Mr. Kjeldsberg is eligible to receive equity awards pursuant to the 2005 Incentive Compensation Plan. On May 9, 2007, Mr. Kjeldsberg was awarded 8,218 shares of restricted stock, of which 5,479 shares vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued employment with us and certain market conditions. The remaining 2,739 shares of restricted stock each vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued employment with us. During the vesting period of the shares of restricted stock awarded to Mr. Kjeldsberg on May 9, 2007, Mr. Kjeldsberg will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to Mr. Kjeldsberg as the shares vest.

In the event of a change of control, Mr. Kjeldsberg is entitled to an amount equal to twice his annual base salary, subject to certain conditions. In the event we terminate Mr. Kjeldsberg’s employment, he is entitled to one year of severance, subject to certain conditions. Pursuant to his employment agreement, Mr. Kjeldsberg has agreed to protect our confidential information. He has also agreed during the term of the agreement and for a period of one year following his termination not to (i) engage in any business that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or (iii) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.

Stock Plan

2005 Incentive Compensation Plan

We established the 2005 Incentive Compensation Plan, which we call the “Plan,” prior to the consummation of our IPO for the initial benefit of our directors and officers (including prospective directors and officers). The following description of the Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended and non-statutory stock options, or “NSOs,” restricted stock awards, restricted stock units, or “RSUs,” cash incentive awards and other equity-based or equity-related awards.

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

Amendment and termination of the Plan

Subject to any government regulation and to the rules of the New York Stock Exchange or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan. No modification, amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

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

Change of control

The Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control, unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

●	any options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

●	all cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

●
all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a “change of control” is defined to mean any of the following events, generally:

●	the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

●	the approval by our stockholders of a plan of our complete liquidation or dissolution; or

●
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

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. Our board is currently composed of three directors, all of whom are independent under the applicable rules of the New York Stock Exchange.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term. Each of our directors was initially elected in July 2005. The term of our Class I director, Mr. Erik Lind, expires in 2008; the term of our Class III director, Mr. Rolf Wikborg, expires in 2009; and the term of our Class II director, Ms. Randee Day, expires in 2010. Mr. Wikborg was re-elected as our Class III director at our annual stockholders meeting on June 22, 2006 and Ms. Day was re-elected as our Class II director at our annual stockholders meeting on June 20, 2007.

BOARD COMMITTEES

Our board of directors, which is entirely composed of independent directors under the applicable rules of the New York Stock Exchange, performs the functions of our audit committee, compensation committee and nominating and corporate governance committee.

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements.  Ms. Randee Day is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.

The purpose of our compensation committee is to (i) discharge the board’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.

The purpose of our nominating and corporate governance committee to (i) identify individuals qualified to become board members and recommend such individuals to the board for nomination for election to the board, (ii) make recommendations to the board concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board and its chairman.

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

As of December 31, 2007, we had 3 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Shareholders”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group. Following the completion of our IPO we have one class of common stock outstanding and each outstanding share will be entitled to one vote.

Prior to our IPO, OSG International, Inc., or “OIN,” owned 100 shares, or 100%, of our common stock. As part of the purchase price for our initial vessels, we issued 13,999,900 shares, or 46.7%, of our common stock to OIN. OIN granted the underwriters the right to purchase up to 2,400,000 of these shares to cover over-allotments. The underwriters’ exercised their option to purchase 648,500 of these shares, and accordingly, OIN owned 13,351,400 shares, or 44.5%, of our common stock upon completion of our IPO. We did not receive any of the proceeds from the exercise of the over-allotment option. During the first half of 2007, OIN sold all of its remaining shares of our common stock.  As of December 31, 2007, OIN owned no shares of our common stock.

	Number of Shares	Percentage of Outstanding Shares
Persons owning more than 5% of a class of our equity securities
FMR LLC(1)	3,636,100	12.11%
Kayne Anderson Capital Advisors, L.P.(2)	2,002,900	6.67%
Renaissance Technologies LLC(3)	1,754,800	5.85%
Claymore Securities, Inc.(4)	1,741,866	5.80%
Directors
Erik A. Lind(5)	7,976	*
Randee Day(5)	7,976	*
Rolf A. Wikborg(5)	7,976	*
Executive Officers
Ole Jacob Diesen(6)	35,273	*
Eirik Ubøe(7)	26,647	*
Tom R. Kjeldsberg(8)	8,218	*
Directors and executive officers as a group (6 persons)(9)	94,066	*

*	Less than 1%
(1)	Based on a Schedule 13G filed by FMR LLC with the Commission on February 14, 2008.
(2)	Based on a Schedule 13G filed by Kayne Anderson Capital Advisors, L.P. with the Commission on January 30, 2008.
(3)	Based on a Schedule 13G filed by Renaissance Technologies LLC with the Commission on February 13, 2008.
(4)	Based on a Schedule 13G filed by Claymore Securities, Inc. with the Commission on February 13, 2008.
(5)	Includes 5,697 shares of restricted stock subject to vesting conditions.
(6)
Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015 subject to vesting conditions. Includes 24,348 shares of restricted stock subject to vesting conditions.

(7)
Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015 subject to vesting conditions. Includes 17,228 shares of restricted stock subject to vesting conditions.

(8)	Consists solely of 8,218 shares of restricted stock subject to vesting conditions.
(9)	Includes 66,885 shares of restricted stock subject to vesting conditions.

Our major shareholders have the same voting rights as our other shareholders. To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.	RELATED PARTY TRANSACTIONS

 None.

C.	INTEREST OF EXPERTS AND COUNSEL

             Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS See Item 18.

3.	AUDIT REPORTS See Reports of Independent Registered Public Accounting Firm at page F-2 through F-4.

4.	LATEST AUDITED FINANCIAL STATEMENTS MAY BE NO OLDER THAN 15 MONTHS We have complied with this requirement.

5.	INTERIM FINANCIAL STATEMENTS IF DOCUMENT IS MORE THAN NINE MONTHS SINCE LAST AUDITED FINANCIAL YEAR Not applicable.

6.	EXPORT SALES IF SIGNIFICANT See Item 18.

7.	LEGAL PROCEEDINGS

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

        8.           DIVIDEND POLICY

Historically, we paid quarterly dividends to the holders of our common stock in March, June, September and December of each year, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board. In January 2008, our board of directors approved a new dividend policy to provide shareholders of record with an intended fixed quarterly dividend of $0.25 per common share, commencing with the first dividend payment attributable to the 2008 fiscal year.

Our board of directors may review and amend our dividend policy from time to time in accordance with any future growth of our fleet or for other reasons. The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and other factors.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We do not expect to pay any income taxes in the Marshall Islands. We also do not expect to pay any income taxes in the United States. Please see the sections of this report entitled “Taxation.”

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

1.	EXPECTED PRICE Not applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE Not applicable.

3.	PRE-EMPTIVE EXERCISE RIGHTS Not applicable.

4.	STOCK PRICE HISTORY

Our common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “DHT.” The following table lists the high and low closing market prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2006	$16.44	$12.10
December 31, 2007	18.73	11.64

Quarter ended:
March 31, 2006	14.25	12.57
June 30, 2006	13.50	12.10
September 30, 2006	15.49	12.25
December 31, 2006	16.44	13.01
March 31, 2007	16.42	13.91
June 30, 2007	16.75	14.60
September 30, 2007	18.73	13.62
December 31, 2007	15.70	11.64

Month ended:
September 30, 2007	15.74	13.80
October 31, 2007	15.70	14.05
November 30, 2007	15.59	11.64
December 31, 2007	14.20	12.21
January 31, 2008	12.61	9.32
February 29, 2008	12.61	11.20

5.	TYPE AND CLASS OF SECURITIES Not applicable.

6.	LIMITATIONS OF SECURITIES Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not applicable.

B.	PLAN OF DISTRIBUTION

                              Not applicable.

C.	MARKETS FOR STOCK

                              Our common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

                              Not applicable.

E.	DILUTION FROM OFFERING

                              Not applicable.

F.	EXPENSES OF OFFERING

                              Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

                              Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information you should read our amended and restated articles of incorporation and bylaws listed as an exhibit to this report.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the “BCA.” Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2007, we had outstanding 30,030,811 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

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

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

●	the voting rights, if any, of the holders of the series.

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

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest, as well as the removal of incumbent officers and directors.

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

TRANSFER AGENT

The registrar and transfer agent for our common stock is Mellon Investor Services LLC.

LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “DHT.”

C.	MATERIAL CONTRACTS

Other than the Memoranda of Agreement with respect to our recently acquired Suezmaxes (described below), the Executive Officer Employment Agreements (described below), the Charters, the Ship Management Agreements (as amended), our Guarantees and our Secured Loan Facility Agreement (as amended), we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Memoranda of Agreement

Pursuant to Memoranda of Agreement dated July 6, 2007 and August 28, 2007, we acquired two Suezmaxes, the Overseas Newcastle and Overseas London, respectively. We acquired these vessels from certain subsidiaries of OSG in back to back transactions immediately upon OSG’s acquisition of the vessels from unaffiliated sellers. The Overseas Newcastle was acquired for a total purchase price of $92.7 million and was delivered to us on December 4, 2007. The Overseas London was acquired for a total purchase price of $90.3 million and was delivered to us on January 28, 2008.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Ole Jacob Diesen and Mr. Eirik Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. The agreements have an initial term of three years and are extendable at our option with six months advance notice prior to the expiration of their initial term. Either the executive or we may terminate the employment agreements for any reason and at any time. We have exercised our option to renew each contract upon termination of their initial term expiring April 15 and June 15, 2008, respectively, but final terms are still to be agreed. We have also entered into an employment agreement with Mr. Tom R. Kjeldsberg that sets forth his rights and obligations as our Senior Vice President. Either Mr. Kjeldsberg or we may terminate the employment agreement at any time. For additional information on these agreements see “Item 6. Directors, Senior Management and Employees ─ Executive Compensation, Employment Agreements.”

D.	EXCHANGE CONTROLS

                               None.

E.	TAXATION

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a “United States Holder,” as defined below, with respect to the acquisition, ownership and disposition of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, published administrative interpretations of the Internal Revenue Service, or “IRS,” and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Operating Income: In General

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches of it rather than as separate corporations.

Unless exempt from United States federal income taxation under the rules contained in Section 883 of the Code (discussed below), a foreign corporation is subject to United States federal income taxation on its shipping income that is treated as derived from sources within the United States, referred to as “United States source shipping income.” For these purposes “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, United States source shipping income includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below. We have not, nor do we believe we will, engage in transportation that produces income which is considered to be 100% from sources within the United States.

Exemption of operating income from United States federal income taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on its United States source shipping income if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, referred to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. As a result of the IPO, it is difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock.

As to the Publicly-Traded Test, the regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common stock, which is, and will continue to be, the sole class of our issued and outstanding stock, is , and will continue to be, “primarily traded” on the New York Stock Exchange, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock be “regularly traded” on an established securities market.  Under the regulations, our common stock is considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “listing threshold.” The regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year). We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock. We believe this is and will continue to be the case.

Notwithstanding the foregoing, a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, referred to as the “5 Percent Override Rule.”

In order to determine the persons who actually or constructively own 5% or more of our stock, or “5% Stockholders,” we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year.

We believe that we have satisfied and will continue to satisfy the Publicly-Traded Test and that the 5% Override Rule has not been and will not be applicable to us. However, no assurance can be given that this will be the case in the future.

In any year that the 5 Percent Override Rule is triggered with respect to us, we are eligible for the exemption from tax under Section 883 only if we can nevertheless satisfy the Publicly-Traded Test (which requires, among other things, showing that the exception to the 5 Percent Override Rule applies) or if we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

To the extent the benefits of Section 883 are unavailable, our United States source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on its shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

●	we had, or were considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

●
substantially all of our United States source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not have, nor will we permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States source shipping income is or will be “effectively connected” with the conduct of a United States trade or business.

United States taxation of gain on sale of vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

United States Federal Income Taxation of “United States Holders”

As used herein, the term “United States Holder” means a beneficial owner of common stock that

●
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

●	owns our common stock as a capital asset, and

●	owns less than 10% of our common stock for United States federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, we suggest that you consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or “PFICs,” below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends to the extent of its current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at a preferential tax rate of 15% (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below. Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed at ordinary income rates in the hands of a United States Non-Corporate Holder.

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

Sale, exchange or other disposition of common stock

Provided that we are not a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

PFIC status and significant tax consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In particular, United States Non-Corporate Holders will not be eligible for the 15% tax rate on qualified dividends. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held its common stock, either

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Cravath, Swaine & Moore, LLP (“Tax Counsel”) provided us with an opinion dated June 27, 2007 stating that it was more likely than not that we are not a PFIC. This opinion was based on our operations and certain representations made by OSG and ourselves, including representations that the terms of each ship management agreement and time charter, taken as a whole, as well as certain specific terms in each agreement, were in accordance with normal commercial practice for agreements made at arm’s length between unrelated parties. Based on the foregoing, Tax Counsel concluded that, although there was no legal authority directly on point, the gross income we derived from the time chartering activities of our subsidiaries more likely than not constituted services income, rather than rental income. Consequently, such income more likely than not did not constitute passive income, and the assets that we or our wholly owned subsidiaries owned and operated in connection with the production of such income, in particular, the vessels, more likely than not did not constitute passive assets for purposes of determining whether we were a PFIC. Tax Counsel stated that there was legal authority supporting its position, consisting of case law and IRS pronouncements, concerning the characterization of income derived from time charters as services income for other tax purposes. However, there was no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to that of us. In addition, the opinion of Tax Counsel was based on representations of OSG and ourselves that were not reviewed by the IRS.  As a result, the IRS or a court could disagree with our position.  No assurance can be given that this result will not occur.  We have not materially changed our operations since the time the opinion was given (other than placing the Overseas Newcastle and Overseas London into service under bareboat charters), and believe that the representations given to Tax Counsel at the time of the opinion remain true and accurate.  We therefore believe that we have not been, and are not currently, a PFIC, even after taking into account the new bareboat charters with respect to the Overseas Newcastle and Overseas London. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed more fully below, if we were treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder made an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of United States Holders making a timely QEF election

If we were a PFIC and a United States Holder made a timely QEF election, which United States Holder is referred to as an “Electing Holder,” the Electing Holder would report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain (which gain shall not exceed our earnings and profits for the taxable year), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return. If we were treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above. Even if a United States Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of United States Holders making a “mark-to-market” election

Alternatively, if we were treated as a PFIC for any taxable year and, as we believe, our stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder in income.

Taxation of United States Holders not making a timely QEF or “mark-to-market” election

Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

●
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a United States Holder who made a QEF election for one of our taxable years if it were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

Dividends on common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, exchange or other disposition of common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

●	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell our common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

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

We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

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

As of the end of the period covered by this annual report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and its chief financial officer, pursuant to Rule 13a-15 of the Exchange Act of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of Double Hull Tankers, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2007 based on the criteria in Internal Control—Integrated Framework issued by COSO.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

The Company’s board of directors has determined that Ms. Randee Day is an “audit committee financial expert” as defined in the instructions for Item 16A of Form 20-F. Ms. Day is “independent,” as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees including its Chief Executive Officer (its principal executive officer) and Chief Financial Officer (its principal accounting officer). The Company has posted this Code of Ethics to its website at www.dhtankers.com, where it is publicly available. In addition, the Company will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young LLP, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2006 and 2007.

Fees	2007	2006
Audit Fees(1)	220,000	179,000
Audit-Related Fees(2)	138,700	60,000
Total	358,700	239,000

(1)
Audit fees for 2007 and 2006 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2007 and 2006, respectively.

(2)
Audit-related fees for 2007 consisted of $34,000 in respect of assistance with preparation of a registration statement on Form F-3 relating to the sale of 8,751,500 shares by OSG. We were reimbursed by OSG for these expenses. A further $55,700 related to assistance with a transaction which did not materialize and $49,000 related to assistance with preparation of a registration statement on Form F-3 for the offer of securities up to a total dollar amount of $200 million. Audit-related fees for 2006 related to assistance with preparation of the registration statement relating to the sale of 4,600,000 shares by OSG. We were reimbursed by OSG for these expenses.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2007.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

                              Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

                              Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young LLP, an independent registered public accounting firm, are filed as part of this Annual Report:

Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements	Page
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-5
Consolidated Statements of Operations for the years ended December 31, 2007, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Operations for the period January 1, 2005 to October 17, 2005
F-6
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2007, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Changes in Stockholders' Equity for the period January 1, 2005 to October 17, 2005
F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Cash Flows for the period January 1, 2005 to October 17, 2005
F-9
Notes to Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements	F-10

ITEM 19.	EXHIBITS

1.1*	Amended and Restated Articles of Incorporation of Double Hull Tankers, Inc.
1.2	Bylaws of Double Hull Tankers, Inc., as amended.
2.1*	Form of Common Share Certificate.
2.2*	Registration Rights Agreement.
4.1.1*	Form of Credit Agreement.
4.1.2	Amendment No. 1 to Credit Agreement.
4.2.1*	Time Charter ─ Overseas Ann.
4.2.2*	Time Charter ─ Overseas Chris.
4.2.3*	Time Charter ─ Overseas Regal.
4.2.4*	Time Charter ─ Overseas Cathy.

4.2.5*	Time Charter ─ Overseas Sophie.
4.2.6*	Time Charter ─ Overseas Rebecca.
4.2.7*	Time Charter ─ Overseas Ania.
4.3.1**	Memorandum of Agreement ─ Overseas Newcastle.
4.3.2**	Memorandum of Agreement ─ Overseas London.
4.4.1*	Ship Management Agreement ─ Overseas Ann.
4.4.2*	Ship Management Agreement ─ Overseas Chris.
4.4.3*	Ship Management Agreement ─ Overseas Regal.
4.4.4*	Ship Management Agreement ─ Overseas Cathy.
4.4.5*	Ship Management Agreement ─ Overseas Sophie.
4.4.6*	Ship Management Agreement ─ Overseas Rebecca.
4.4.7*	Ship Management Agreement ─ Overseas Ania.
4.5.1***	Amendment to Ship Management Agreement ─ Overseas Ann.
4.5.2***	Amendment to Ship Management Agreement ─ Overseas Chris.
4.5.3***	Amendment to Ship Management Agreement ─ Overseas Regal.
4.5.4***	Amendment to Ship Management Agreement ─ Overseas Cathy.
4.5.5***	Amendment to Ship Management Agreement ─ Overseas Sophie.
4.5.6***	Amendment to Ship Management Agreement ─ Overseas Rebecca.
4.5.7***	Amendment to Ship Management Agreement ─ Overseas Ania.
4.6*	Charter Framework Agreement.
4.7*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement.
4.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.
4.9*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters.
4.10*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.
4.11****	Employment Agreement of Ole Jacob Diesen.
4.11.1*	Indemnification Agreement for Ole Jacob Diesen.
4.12****	Employment Agreement of Eirik Ubøe.
4.12.1****	Indemnification Agreement for Eirik Ubøe.
4.13*****	Employment Agreement of Tom R. Kjeldsberg.

4.14*	2005 Incentive Compensation Plan.
8.1**	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
14.1	Consent of Independent Registered Public Accounting Firm.

*	Incorporated herein by reference from the Company’s Registration Statement on Form F-1 (File No. 333 -128460).
**	Incorporated herein by reference from the Company’s Registration Statement on Form F-3 (File No. 333-147001).
***	Incorporated herein by reference from the Company’s Form 6-K filed on May 17, 2007.
****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).
*****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-32640).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  March 12, 2008

Double Hull Tankers, Inc.

By:	/s/ OLE JACOB DIESEN
	Name:	Ole Jacob Diesen
	Title:	Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

Double Hull Tankers, Inc.
Index to Consolidated Financial Statements

Page
Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-5
Consolidated Statements of Operations for the years ended December 31, 2007, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Operations for the period January 1, 2005 to October 17, 2005
F-6
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Changes in Stockholders’ Equity for the period January 1, 2005 to October 17, 2005
F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, the period October 18, 2005 to December 31, 2005 (successor) and Predecessor Combined Carve-Out Statements of Cash Flows for the period January 1, 2005 to October 17, 2005
F-9
Notes to Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Double Hull Tankers, Inc.

We have audited Double Hull Tankers, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Double Hull Tankers, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Double Hull Tankers, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Double Hull Tankers, Inc. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, cash flows, and changes in stockholder’s equity for the years ended December 31, 2007 and 2006 and the period October 18, 2005 (commencement of operations) to December 31, 2005 and our report dated March 10, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Double Hull Tankers, Inc.

We have audited the accompanying consolidated balance sheets of Double Hull Tankers, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006 and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity for the years ended December 31, 2007, 2006 and the period October 18, 2005 (commencement of operations) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Double Hull Tankers, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the year ended December 31, 2007, 2006 and the period October 18, 2005 (commencement of operations) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Double Hull Tankers Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Overseas Shipholding Group, Inc.

We have audited the accompanying predecessor combined carve-out statements of operations, cash flows, and changes in stockholders’ equity for the period January 1, 2005 to October 17, 2005. These predecessor combined carve-out financial statements are the responsibility of OSG Crude’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

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

In our opinion, the predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of OSG Crude for the period January 1, 2005 to October 17, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
March 31, 2006

Double Hull Tankers, Inc.
Consolidated Balance Sheets
as of December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
	(Dollars in thousands, except per share amounts)

ASSETS
Current assets
Cash and cash equivalents	$10,365	$17,680
Voyage receivables from OSG	1,547	4,009
Unrealized gain on interest rate swap	—	1,712
Prepaid expenses	318	331
Prepaid technical management fee to OSG	1,357	1,324
Total current assets	13,587	25,056
Vessels, net of accumulated depreciation	398,005	322,577
Other assets including deferred debt issuance cost	1,337	1,407
Deposits for vessel acquisition	9,145	—
Deferred Equity Offering Cost	134	—
Total assets	$422,208	349,040
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,409	$3,456
Unrealized loss on interest rate swap	10,218	—
Deferred shipping revenues	7,006	6,169
Current installment of long-term debt	75,000
Total current liabilities	96,633	9,625
Long term liabilities
Long term debt	253,700	236,000
Stockholders’ equity
Preferred stock ($0.01 par value, 1,000,000 shares authorized, none issued or outstanding)	—	—
Common stock ($0.01 par value, 100,000,000 authorized, 30,030,811 and 30,009,250 shares issued and outstanding, respectively;	300	300
Paid-in additional capital	108,760	108,395
Retained earnings/(deficit)	(26,967)	(6,992)
Accumulated other comprehensive income/(loss)	(10,218)	1,712
Total stockholders’ equity	71,875	103,415
Total liabilities and stockholders’ equity	$422,208	$349,040

See notes to accompanying financial statements.

Double Hull Tankers, Inc.
Consolidated and Predecessor Combined Carve-Out Statements of Operations

			2005
	Year ended December 31, 2007	Year ended December 31, 2006	Successor October 18 to December 31	Predecessor January 1 to October 17
	(Dollars in thousands except share and per share amounts)
Shipping revenues	$81,427	$86,793	$20,173	$84,134

Ship Operating Expenses:
Voyage expenses	—	—	—	772
Vessel expenses	19,423	18,690	3,675	14,433
Depreciation and amortization	17,271	16,915	3,478	14,462
General and administrative (Prior to October 18, 2005: allocated from Overseas Shipholding Group, Inc.)	3,775	2,389	746	5,759

Total Ship Operating Expenses	40,469	37,994	7,899	35,426

Income from Vessel Operations	40,958	48,799	12,274	48,708

Other Income/(Expense)	—	—	—	(1,471)
Interest Expense to a Wholly-owned Subsidiary of OSG	—	—	—	(574)
Interest Income	962	908	67	—
Interest Expense and Amortization of Deferred Debt Issuance Costs	(14,457)	(13,957)	(2,872)	(3,022)

Income before Income Taxes	27,463	35,750	9,469	43,641
Provision for Income Taxes	—	—	—	—

Net Income	$27,463	$35,750	$9,469	$43,641

Basic Net Income per Share	$0.91	$1.19	$0.32	$62,344.28

Diluted Net Income per Share	$0.91	$1.19	$0.32	$62,344.28

Shares Used in Computing Basic Net Income per Share	30,024,407	30,007,000	30,006,250	700
Shares Used in Computing Diluted Net Income per Share	30,036,523	30,016,352	30,008,190	700

See notes to accompanying financial statements.

Double Hull Tankers, Inc.
Consolidated and Predecessor Combined Carve-Out
Statements of Changes in Stockholders’ Equity

	Common Stock
	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
			(Dollars in thousands except shares)

Balance at December 31, 2004	700	700	—	125,398	(1,300)	124,798
Net Income attributable to predecessor stockholders				43,641	—	43,641
Termination of predecessor interest rate swap	—	—	—	—	1,300	1,300
Comprehensive Income	—	—	—	—	—	44,941
Capital Contribution by predecessor stockholders	—	—	114,320	—	—	114,320
Balance at October 17, 2005	700	$700	$114,320	$169,039	$—	$284,059
Balance at October 18, 2005	—	$—	$—	$—	$—	$—
Net Income attributable to period from Oct. 18 to Dec. 31	—	—	—	9,469	—	9,469
Unrealized loss on interest rate swap	—	—	—	—	(807)	(807)
Other Comprehensive Income	—	—	—	—		8,662
Issuance of common stock	30,006,250	300	345,879	—	—	346,179
Deemed distribution to predecessor stockholders	—	—	(237,612)	—	—	(237,612)
Compensation related to options granted	—	—	5	—	—	5
Balance at December 31, 2005	30,006,250	$300	$108,272	$9,469	$(807)	$117,234

Net Income	—	—	—	35,750	—	35,750
Other Comprehensive Income, effect of derivative
Instruments	—	—	—	—	2,519	2,519
Other Comprehensive Income	—	—	—	—	—	—
Cash dividends declared and paid	—	—	—	(52,211)	—	(52,211)
Compensation related to options and restricted stock granted	—	—	123	—	—	123
Issuance of restricted stock awards	3,000	—	—	—	—	—
Balance at December 31, 2006	30,009,250	$300	$108,395	$(6,992)	$1,712	$103,415
Balance at December 31, 2006	30,009,250	$300	$108,395	$(6,992)	$1,712	$103,415

Common Stock				Accumulated Other Comprehensive Income/(Loss)
		Paid-in Additional Capital	Retained Earnings
Shares	Amount				Total
(Dollars in thousands except shares)

Net Income	—	—	—	27,463	—	27,463
Other Comprehensive Income, effect of derivative
Instruments	—	—	—	—	(11,930)	(11,930)
Other Comprehensive Income	—	—	—	—	—	15,533
Cash dividends declared and paid	—	—	—	(47,438)	—	(47,438)
Compensation related to options and restricted stock granted	—	—	365	—	—	365
Issuance of restricted stock awards	21,561	—	—	—	—	—
Balance at December 31, 2006	30,030,811	$300	$108,760	$(26,967)	$(10,218)	$71,875

See notes to accompanying financial statements.

Double Hull Tankers, Inc. Consolidated and Predecessor Combined Carve-Out
Statements of Cash Flow

			2005
	Year ended December 31, 2007	Year ended December 31, 2006	October 18 to December 31 Successor	January 1 to October 17 Predecessor
Cash Flows from Operating Activities:
Net income	$27,463	$35,750	$9,469	$43,641
Items included in net income not affecting cash flows:
Depreciation	17,272	16,914	3,478	14,462
Amortization, including deferred finance charges	165	160	36	438
Deferred compensation related to options and restricted stock granted	365	123	—	—
Expenditures of drydocking	—	—	—	(171)
Changes in operating assets and liabilities:
Receivables	2,462	1,497	(5,506)	25,710
Prepaid expenses	(20)	(50)	(1,605)	897
Other assets	—	—	—	(17)
Accounts payable, accrued expenses and deferred revenue	1,790	(396)	10,021	(1,921)
Deferred Offering Costs	(134)	—	—	—

Net cash provided by operating activities	49,363	53,998	15,893	83,039

Cash Flows from Investing Activities:
Expenditures for vessels	(92,700)	—	(412,580)	(830)
Increase in vessel acquisition deposit	(9,145)

Net cash (used in) investing activities	(101,845)	—	(412,580)	(830)

Cash Flows from Financing Activities:
Issuance of common stock	—	—	178,180	—
Issuance of long-term debt, net of issuance costs	92,605	—	234,400	—
Cash dividends paid	(47,438)	(52,211)	—	—
Repayment of loan from OSG	—	—	—	(55,931)
Transfer of balances	—	—	—	63,322
Repayment of long-term debt	—	—	—	(89,600)

Net cash provided by/(used in) financing activities	45,167	(52,211)	412,580	(82,209)

Net increase (decrease) in cash and cash equivalents	(7,315)	1,787	15,893	—
Cash and cash equivalents at beginning of period	17,680	15,893	—	—

Cash and cash equivalents at end of period	$10,365	$17,680	$15,893	$—

Interest Paid	$13,752	$13,686	$—	$3,022

See notes to accompanying financial statements.

NOTES TO DOUBLE HULL TANKERS, INC.
CONSOLIDATED AND PREDECESSOR
COMBINED CARVE-OUT FINANCIAL STATEMENTS

General

Double Hull Tankers, Inc. (the “Company”) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, the Company completed its initial public offering (“IPO”) by issuing and selling to the public 16,000,000 common shares, par value $0.01 per share, at a price to the public of $12.00 per share, raising gross proceeds of $192 million before deduction of underwriting discounts, commissions and expenses of approximately $13.8 million. On the date of the IPO, the Company also raised $236 million of secured debt (before expenses of approximately $1.6 million). Simultaneously with the IPO, the Company acquired seven double hull tankers, comprising our initial fleet, consisting of three very large crude carriers, or VLCCs, and four Aframax vessels (collectively, the “Initial Vessels”) from subsidiaries of OSG in exchange for cash and shares of its common stock. The Company chartered the Initial Vessels back to subsidiaries of OSG. The aggregate purchase price for the Initial Vessels was $580.6 million, of which $412.6 million was in the form of cash and $168 million in the form of common stock. The Company treated the excess of the purchase price over OSG’s $343.0 million aggregate book value of the Initial Vessels, or $237.6 million, as a deemed dividend to OSG.

During the first half of 2007 wholly owned subsidiaries of OSG sold all of their shares of the Company’s common stock. The Company did not receive any proceeds from the sale of the shares.

On December 4, 2007, the Company acquired a Suezmax tanker, the Overseas Newcastle, for $92.7 million.  This vessel is chartered back to OSG. This vessel and the Initial Vessels are collectively referred to as the “Vessels.”

The Company has placed a deposit of $9.1 million towards the acquisition of the Overseas London for a total purchase price of $90.3 million (see Note K).

The Vessels are owned by eight Marshall Islands subsidiaries of the Company. The primary activity of each of the Vessel subsidiaries is the ownership and operation of a Vessel. The following table sets out the details of the Vessel-owning subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309,966	Marshall Islands	1997
Newcastle Tanker Corporation	Overseas Newcastle	164,626	Marshall Islands	2001
Cathy Tanker Corporation	Overseas Cathy	112,028	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94,873	Marshall Islands	1994

Effective October 18, 2005, the Company chartered the Initial Vessels to subsidiaries of OSG for initial terms of five to six and one-half years at basic hire amounts which are essentially fixed. In addition, the time charter arrangements include a profit sharing component that gives the Company the opportunity to earn additional hire when Initial Vessel earnings exceed the basic hire amounts set forth in the charters. The Initial Vessels are operated in the Tankers International Pool and the Aframax International Pool and the Company expects the potential to earn additional hire will benefit from the utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and fuel consumption, and actual on-hire performance.

Each time charter for the Initial Vessels may be renewed by OSG on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the Initial Vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the length of the additional period chosen) for the Initial Vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and OSG.

Effective October 18, 2005, the Company also entered into ship management agreements with Tanker Management Ltd., a wholly owned subsidiary of OSG. The ship management agreements provide for the technical management of the Initial Vessels in exchange for a fee that was fixed for the first two years of each agreement and the Company had the right to terminate each agreement upon 90 days’ prior written notice to OSG and OSG had the right to terminate each agreement upon 90 days’ prior written notice following October 18, 2007. On May 11, 2007, the Company and OSG reached an agreement whereby the Company and OSG each deferred its right to terminate each Agreement upon 90 days’ prior written notice until after October 18, 2008. The basic hire rate for each of the Initial Vessels and the technical management fee are payable monthly in advance.

Effective December 4, 2007, the Company bareboat chartered the Overseas Newcastle to OSG for a term of seven years. The basic bareboat charter rate is $26,300 per day for the first three years of the charter term, and is reduced to $25,300 per day for the last four years of the charter term. In addition to the bareboat charter rate, the Company will, through the profit sharing element of the charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. At the end of the seven year bareboat charter term, OSG has the right to acquire the vessel for $77 million.

Note A—Summary of significant accounting policies:

Basis of presentation and accounting

Prior to October 18, 2005, the accompanying predecessor combined carve-out financial statements include the accounts of seven wholly-owned subsidiaries of OSG. Such subsidiaries (collectively, “OSG Crude”), which are incorporated in the Marshall Islands, owned a fleet consisting of the seven Initial Vessels prior to the IPO. The predecessor combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG Crude, which owned the vessels which were acquired by Double Hull Tankers, Inc. on October 18, 2005.

The Double Hull Tankers, Inc. consolidated and predecessor combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation or combination. For the year ended December 31, 2005, the predecessor combined carve-out financial statements are for the period January 1, 2005 through October 17, 2005, and the consolidated financial statements of the Company and its wholly owned subsidiaries are for the 75 day period from October 18, 2005 (date operations commenced) through December 31, 2005 during which the Company operated as an independent company. For the period from January 1, 2005 through October 17, 2005 the predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of OSG. The assets, liabilities, results of operations, and cash flows of the predecessor were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment were allocated based on OSG Crude’s proportionate share of OSG’s total ship-operating (calendar) days for each of the periods presented. Management believes these allocations to reasonably present the financial position, results of operations and cash flows of OSG Crude. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had OSG Crude operated as an independent stand-alone entity for the periods presented. Had OSG Crude operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

The statements of operations and cash flows have been reclassified to conform to the current presentation.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Cash and cash equivalents of $10.4 million as of December 31, 2007 are pledged as described in Note D and are held at a single financial institution. The carrying value of cash and cash equivalents approximates its fair value.

Vessels

At October 18, 2005, the Company recorded the Initial Vessels at their historical cost to OSG Crude. The Initial Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Initial Vessels’ remaining life at the date of acquisition from OSG Crude. For the periods through October 17, 2005, the Initial Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis, using a vessel life of 25 years. The Overseas Newcastle is being depreciated over a period of 18 years. Each vessel’s salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Accumulated depreciation was $147,881,505 and $130,610,280 at December 31, 2007 and 2006, respectively.

Deferred drydock expenditures

On October 18, 2005, the Company entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its Initial Vessels in exchange for a fee that is fixed for the first two years of the agreement. As part of the management agreement, OSG is responsible for drydocking costs.

Prior to October 18, 2005, expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half to five years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the combined statements of operations, amounted to $1,028,025 for the period from January 1, 2005 through October 17, 2005.

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

Deferred finance charges

Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on a straight-line basis over the life of the related debt. Deferred finance charges of $1,337,277 and $1,407,145 are included in other assets at December 31, 2007 and 2006, respectively. Amortization of deferred finance charges amounted to $164,868 in 2007, $159,996 in 2006, $35,859 for the period from October 18, 2005 to December 31, 2005 and $437,922 for the period from January 1, 2005 through October 17, 2005.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period.

In accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” our predecessor, OSG Crude, did not begin recognizing voyage revenue until a charter had been agreed to by one of the subsidiaries and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

The Initial Vessels were owned by the Company and operated by OSG Crude in either the Tankers International Pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2007. For vessels operating in such pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Ship operating expenses include voyage expenses. Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of the time charters and bareboat charter the Company has entered into with subsidiaries of OSG with respect to its Vessels, the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

On October 18, 2005, the Company entered into ship management agreements with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven Initial Vessels in exchange for a fee that was fixed for the first two years of the agreement and the Company had the right to terminate each agreement upon 90 days’ prior written notice to OSG and OSG had the right to terminate each agreement upon 90 days’ prior written notice following October 18, 2007. On May 11, 2007, the Company and OSG reached an agreement whereby the Company and OSG each deferred its right to terminate each agreement until after October 18, 2008 upon 90 days’ prior written notice. As part of the ship management agreements, OSG is responsible for drydocking costs.

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

The Company and OSG Crude use interest rate swaps to convert interest-bearing debt from floating to fixed rate. The swaps are designated and qualify as cash flow hedges. The Company and OSG Crude assumes no ineffectiveness since the interest rate swaps meet the conditions required under FAS 133 to apply the critical terms method for prepayable debt.

Comprehensive Income

Accumulated other comprehensive income consists entirely of unrealized gains and losses on derivative instruments.

Common Stock of OSG Crude

Each of the seven subsidiaries included in the predecessor combined carve-out financials statements had authorized capital of 500 common registered shares with no par value. Upon incorporation, each subsidiary issued 100 shares to OSG International, Inc., a wholly-owned subsidiary of OSG, in exchange for investment of $100,000.

Foreign currency

The functional currency of the Company and each of the Vessel-owning subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B—Earnings per common share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

(Dollars in thousands except shares for the period ended December 31,	2007	2006	October 18 to December 31, 2005 Successor

Net income	$27,463	$35,750	$9,469

Common shares outstanding, basic:
Weighted average shares outstanding, basic	30,024,407	30,007,000	30,006,250

Common shares outstanding, diluted:
Weighted average shares outstanding, basic	30,024,407	30,007,000	30,006,250
Dilutive equity awards	12,116	9,352	1,940

Weighted average shares outstanding, diluted	30,036,523	30,016,352	30,008,190

Note C—Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	December 31,
	2007	2006
Interest	$3,137,000	$2,835,000
Insurance	268,000	213,000
Accounts payable	55,000	57,000
Other	949,000	351,000

	$4,409,000	$3,456,000

Note D—Debt:

On October 18, 2005, the Company entered into a $401 million secured credit facility with The Royal Bank of Scotland (“RBS”) for a term of ten years, with no principal amortization for the first five years. The credit facility consisted of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. The Company is the borrower under the credit facility and each of its Vessel-owning subsidiaries has guaranteed its performance thereunder. The facility is secured by, among other things, first priority mortgages on the Company’s Vessels, assignments of earnings and insurances and the Company’s rights under the charters for the Vessels and the ship management agreements, and a pledge of the balances in the Company’s bank accounts. The credit facility provides that the Company may not pay dividends if the charter-free market value of the Company’s vessels that secure the credit facility is less than 135% of the Company’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Interest is payable quarterly in arrears.

The entire amount available under the $236 million term loan was borrowed upon the completion of the IPO to fund a portion of the purchase price for the Initial Vessels.  On November 29, 2007, the Company amended its secured credit facility to increase the total commitment thereunder by $19 million to $420 million. Under the terms of the amended secured credit facility, the previous $15 million working capital facility and $150 million vessel acquisition facility were canceled and replaced with a new $184 million vessel acquisition facility, which was used to fund the entire purchase price of the Company’s two Suezmaxes, the Overseas Newcastle and the Overseas London.  Following the increase, the credit facility is repayable with one installment of $75 million no later than December 31, 2008, and commencing on January 18, 2011 the credit facility is repayable with 27 quarterly installments of $9,075,000. A final payment of $99,975,000 will be payable with the last quarterly installment.

Borrowings under the initial $236 million term loan bears interest at an annual rate of the London interbank offered rate (“LIBOR”) plus a margin of 0.70%. Borrowings under the vessel acquisition facility and working capital facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we entered an interest rate swap on October 18, 2005, pursuant to which we fixed the interest rate for five years on the full amount of our $236 million term loan at 5.60%. On October 16, 2007, we entered into a floating-to-fixed interest rate swap with a notional amount of $100,000,000 (of which $92.7 million was effective as of December 31, 2007) pursuant to which the Company pays a fixed rate of 5.95% and receives a floating rate based on LIBOR. The swap expires on January 18, 2013. This swap was entered into to fix the interest on the borrowings to fund the acquisition of the Overseas Newcastle and the Overseas London (see Note F).

We were required to pay a $1.5 million fee in connection with the arrangement of our credit facility in October 2005 and a commitment fee of 0.3% per annum, payable quarterly in arrears, on the undrawn portion of the facility. We were required to pay an arrangement fee of $95,000 in October 2007 in connection with the increase in our credit facility from $401 million to $420 million.

The effective interest rate for debt outstanding at December 31, 2007 and 2006 was 5.7% and 5.6%, respectively as a result of related interest rate swaps (see Note F).

As of December 31, 2007 and 2006, all of the net book amount of the Company’s Vessels, is pledged as collateral under the debt agreement.

The carrying amounts of the loans approximate their fair value.

On July 10, 2002, OSG Crude borrowed $100,000,000 according to a secured term loan agreement bearing interest at the LIBOR plus a margin of 1%. The loan was guaranteed by OSG and secured by liens on the Overseas Chris  and Overseas Ann . The secured loan agreement also contained financial covenants applicable to the consolidated financial position of OSG. In July 2005, OSG Crude repaid the outstanding balance, $87,000,000 of the secured term loan, with funds contributed to capital by a wholly-owned subsidiary of OSG. In connection with this transaction, the related floating-to-fixed interest rate swap was terminated. Accordingly, OSG Crude recognized a loss of approximately $1,471,000 related to such swap termination.

Note E—Loans payable to wholly-owned subsidiary of OSG:

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

Note F—Derivatives:

As of December 31, 2007, the Company is party to two floating-to-fixed interest rate swaps that are being accounted for as cash flow hedges with notional amounts of $236,000,000 and $100,000,000 (of which $92.7 million was effective as of December 31, 2007), respectively, pursuant to which the Company pays a fixed rate of 5.6% and 5.95%, respectively and receives a floating rate based on LIBOR. The swaps expire on October 18, 2010 and January 18, 2013, respectively. As of December 31, 2007, the Company has recorded a liability of $10,218,056 in gain/(loss) on interest rate swap relating to the fair value of the swaps. This unrealized loss has been recorded to accumulated other comprehensive income/(loss). The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date.

OSG Crude was a party to a floating-to-fixed interest rate swap that was being accounted for as a cash flow hedge with a notional amount of $87,000,000 pursuant to which it paid a fixed rate of 4.58% and received a floating rate based on LIBOR.

Note G—Accumulated other comprehensive income/(loss):

All of other comprehensive income (loss) for the periods relates to changes in the fair value of interest rate swaps.  At December 31, 2007 and 2006 accumulated comprehensive income consisted of the unrealized gains and losses on interest rate swaps.

Note H—Taxes:

No income taxes have been provided herein because the Company and the predecessor company, OSG Crude, comprise foreign corporations that would not be subject to United States federal income taxes. Further, neither the Company nor OSG Crude is subject to income taxes imposed by the Marshall Islands, the country in which they are incorporated.

Note I—Stock Compensation:

In connection with the IPO, the Company awarded a total of 6,250 shares of restricted common stock to its officers. These shares are non-transferable until they vest, which occurs ratably over a four-year period. The aggregate fair market value of the shares on the grant date, $75,000, is being amortized to compensation expense over the vesting period of four years, using the straight-line method. In addition, also in connection with the IPO, the Company awarded its officers stock options to purchase a total of 69,446 shares of common stock at an exercise price of $12.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The Company follows Financial Accounting Standards Board Statement No. 123 (R), “Share-Based Payment” and related Interpretations in accounting for its stock-based compensation. The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.69%, dividend yield of 10.42%, expected stock price volatility of 0.31 and expected life of 6 years. The aggregate fair market value of the stock options on the grant date, $75,000, is being amortized to compensation expense over the vesting period of three years, using the straight-line method.

On February 19, 2007, the officers exercised 23,150 options in a “cash-less” exercise and 4,704 shares were issued and on October 23, 2007, the officers exercised 23,148 options in a “cash-less” exercise and 4,380 shares were issued.

The Company awarded a total of 3,000 shares of restricted common stock to its directors on May 10, 2006. These restricted shares vested on October 18, 2006. At the date of the award, the fair market value of the Company’s common stock was $12.79 per share. The aggregate fair market value of the shares on the grant date was amortized to expense over five months, using the straight-line method.

The Company awarded a total of 24,397 shares of restricted common stock to its officers on November 8, 2006, of which 6,250 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to continued employment and 18,147 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to certain market conditions.  At the date of the award, the fair market value of the Company’s common stock was $13.785 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from November 2006 to May 2009.

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

The Company awarded a total of 30,407 shares of restricted common stock to its officers on May 9, 2007, of which 8,989 shares vest in three equal amounts in May 2008, May 2009 and May 2010 subject to continued employment and 21,418 shares vest in three equal amounts in May 2008, May 2009 and May 2010 subject to certain market conditions.  At the date of the award, the fair market value of the Company’s common stock was $16.10 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from May 2007 to May 2010.

The Company awarded a total of 9,861 shares of restricted common stock to its directors on May 9, 2007, of which 3,000 shares vest in three equal amounts in May 2008, May 2009 and May 2010 subject to continued office and 6,861 shares vest in three equal amounts in May 2008, May 2009 and May 2010 subject to certain market conditions. At the date of the award, the fair market value of the Company’s common stock was $16.10 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from May 2007 to May 2010.

Activity with respect to restricted common stock is summarized as follows:

Nonvested Shares Outstanding at October 18, 2005	6,250
Granted	—
Vested	—
Forfeited
Nonvested Shares Outstanding at December 31, 2005	6,250
Granted	38,239
Vested	(4,564)
Forfeited	—
Nonvested Shares Outstanding at December 31, 2006	39,925
Granted	40,268
Vested	(13,308)
Forfeited	—
Nonvested Shares Outstanding at December 31, 2007(1)	66,885

(1) 49,796 shares relate to the officers of the Company and 17,089 shares relate to the board of directors.

Activity with respect to stock options is summarized as follows:

Options Outstanding at October 18, 2005	69,446
Granted	—
Exercised	—
Forfeited	—
Options Outstanding at December 31, 2005	69,446
Granted	—
Exercised	—
Forfeited	—
Options Outstanding at December 31, 2006	69,446
Granted	—
Exercised	(46,298)
Forfeited	—
Nonvested Options Outstanding at December 31, 2007	23,148

Total stock-based compensation expense was $365,536 in 2007 and $122,561 in 2006.

Note J—Charters-out:

The future minimum revenues expected to be received on the time charters and bareboat charters for the Company’s eight Vessels and the related revenue days (revenue days represent calendar days, less days that vessels are not available for employment due to repairs or drydock) are as follows:

	Amount	Revenue Days
2008	82,716,000	2,928
2009	82,745,500	2,920
2010	80,429,700	2,772
2011	52,668,500	1,693
2012	13,869,900	493
Thereafter	17,785,900	703
Net minimum charter payments	$330,215,500	$11,509

Future minimum revenues do not include any additional hire from the profit sharing component of the charter agreements. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The above also does not include the bareboat charter revenue for the Overseas London which was delivered on January 28, 2008.

Note K—Subsequent events:

On January 28, 2008, the Company acquired the Suezmax tanker, Overseas London for $90.3 million. On the same day the vessel entered a ten year bareboat charter to OSG at a rate of $26,600 per day throughout the period. OSG has the right to acquire the vessel at the end of the eighth, ninth and tenth year of the charter term at a price of $71 million, $67 million and $60 million, respectively. If OSG elects to exercise its purchase option, the Company will, in addition to the purchase option price, receive an amount equal to 40% of the difference between the market price of the vessel at the time the purchase option is exercised and the purchase option price. The acquisition was funded by the credit facility provided by RBS which RBS agreed to increase by $19 million to $420 million to accommodate the acquisition of this vessel. Following the increase, the credit facility is repayable with one installment of $75 million no later than December 31, 2008, and commencing on January 18, 2011 the credit facility is repayable with 27 quarterly installments of $9,075,000. A final payment of $99,975,000 will be payable with the last quarterly installment.

On February 7, 2008, the Company declared a dividend of $10,510,783 or $0.35 per share payable on March 11, 2008 to stockholders of record as of February 26, 2008.