Form 20-F
period 2008-12-31
DHT Maritime, Inc.
filed 2009-03-12
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 2054

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________

OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number:  001-32640

DHT MARITIME, INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands
(Address of principal executive offices)
Eirik Ubøe
Tel: +44 1534 639759
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands
(Insert name, telephone, e-mail and/or facsimile number and address of company contact person)

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

39,238,807 Common stock, par value $0.01 per share

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
Yes  ☐ No  ☒

i

INTRODUCTION AND USE OF CERTAIN TERMS

Unless we specify otherwise, all references and data in this report to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet (our “Initial Vessels”) that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005 and the two Suezmax tankers we acquired subsequent to our IPO. Unless we specify otherwise, all references in this report to “we,” “our,” “us” and “our company” refer to DHT Maritime, Inc. and its subsidiaries and references to our “common stock” are to our common registered shares. The shipping industry’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. All references in this report to “$” and “dollars” refer to U.S. dollars.

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

Bunker	Fuel oil used to operate a vessel’s engines, generators and boilers.

Charter	Contract for the use of a vessel, generally consisting of either a voyage, time or bareboat charter.

Charterer	The company that hires a vessel pursuant to a charter.

Charter hire	Money paid by a charterer to the ship-owner for the use of a vessel under a time charter or bareboat charter.

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

Double Hull	A hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

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

Protection and Indemnity (or P&I) Insurance
Insurance obtained through mutual associations, or “clubs,” formed by ship-owners to provide liability insurance protection against a large financial loss by one member through contribution towards that loss by all members. To a great extent, the risks are reinsured.

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

Tanker
A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquefied gas.

TCE
Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in $/day and is generally calculated by subtracting voyage expenses, including bunker and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration.

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

Vessel Operating Expenses
The costs of operating a vessel that are incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the ship-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

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

Worldscale
Industry name for the Worldwide Tanker Nominal Freight Scale, which is published annually by the Worldscale Association as a rate reference for shipping companies, brokers, and their customers engaged in the bulk shipping of oil in the international markets. Worldscale is a list of calculated rates for specific voyage itineraries for a standard vessel, as defined, using defined voyage cost assumptions such as vessel speed, fuel consumption, and port costs. Actual market rates for voyage charters are usually quoted in terms of a percentage of Worldscale.

Worldscale Flat Rate	Base rates expressed in U.S. dollars per ton which apply to specific sea transportation routes, calculated to give the same return as Worldscale 100.

Worldscale Points	The freight rate negotiated for spot voyages expressed as a percentage of the Worldscale Flat Rate.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information─Risk Factors” and “Item 5. Operating and Financial Review and Prospects─Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	our ability to repay our credit facility, to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

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

The following selected combined financial and other data summarize historical financial and other information for DHT Maritime, Inc., or “DHT,” for the period from January 1, 2008 through December 31, 2008, January 1, 2007 through December 31, 2007, January 1, 2006 through December 31, 2006 and October 18, 2005 through December 31, 2005 and for our predecessor for the periods January 1, 2005 through October 17, 2005 and January 1, 2004 through December 31, 2004. (In this report, we refer to the companies that owned our Initial Vessels prior to our IPO collectively as our “predecessor,” or, in the financial statements that form a part of this report, as “OSG Crude.”) We have derived the selected statement of operations data set forth below for the years ended December 31, 2008, 2007, 2006 and the period October 18, 2005 to December 31, 2005 and the selected balance sheet data as of December 31, 2007 and 2006 from DHT’s audited financial statements. The selected financial and other data set forth below as of December 31, 2004 and for the year then ended and the period from January 1, 2005 to October 17, 2005 have been derived from our predecessor combined carve-out financial statements not included in this report.  This information should be read in conjunction with other information presented in this report, including “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor combined carve-out financial statements and the notes thereto.

	Year ended December 31,	Year ended December 31,	Year ended December 31,	2005		Year ended December 31,
	Successor	Successor	Successor	Successor	Predecessor	Predecessor
	2008	2007	2006	Oct 18 - Dec 31	Jan 1 - Oct 17	2004
Statement of operations data:	(in thousands, except per share data)
Shipping revenues	$114,603	$81,427	$86,793	$20,173	$84,134	$136,205
Total ship operating expenses	52,123	40,469	37,994	7,899	35,426	40,870
Income from vessel operations	62,480	40,958	48,799	12,274	48,708	95,335
Net Income (loss)	42,148	27,463	35,750	9,469	43,641	86,690
Net income per share – basic and diluted	1.17	0.91	1.19	0.32	62,344	123,843
Balance sheet data (at end of year):
Vessels, net	462,387	398,005	322,577	339,491		355,571
Total assets	532,496	422,208	349,040	364,062		388,518
Current liabilities	40,673	96,633	9,625	10,828		7,243
Long-term liabilities(1)	344,000	253,700	236,000	236,000		256,477
Stockholders’ equity	147,823	71,875	103,415	117,234		124,798
Weighted average number of shares (basic)	36,055,422	30,024,407	30,007,000	30,006,250	700	700
Weighted average number of shares (diluted)	36,055,422	30,036,523	30,016,352	30,008,190	700	700
Dividends declared per share	1.15	1.58	1.74
Cash flow data:
Net cash provided by operating activities	65,016	49,363	53,998	15,893	83,039	84,248
Net cash (used in) investing activities	(81,185)	(101,845)	-	(412,580)	(830)	(9,696)
Net cash provided by (used in) financing activities	64,824	45,167	(52,511)	412,580	(82,209)	(74,582)
Fleet data:
Number of tankers owned (at end of period)	9	8	7	7	7	7
Revenue days(2)	3,190	2,514	2,482	520	1,987	2,451
Average daily time charter equivalent rate:
VLCCs(3)	$52,300	$41,500	$46,900	50,300	53,392	$77,422
Aframaxes(3)	$26,700	$25,700	$26,200	30,200	33,296	$38,831
Average daily bareboat rate:
Suezmaxes(4)	$28,900	$27,400
_________________
(1)	Includes loans payable to Overseas Shipholding Group, Inc., or “OSG,” for the periods until October 17, 2005.

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

(4)
The 2008 column includes Overseas London from January 28, 2008 and the Overseas Newcastle for the whole period. The 2007 column includes the Overseas Newcastle for the 27 day period from December 4, 2007 to December 31, 2007. Includes 33% profit sharing above TCE earnings of $35,000 per day for the Overseas Newcastle.

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.	REASONS FOR THE OFFER AND USE OF THE PROCEEDS
Not applicable.
D.	RISK FACTORS

If the events discussed in these Risk Factors occur, our business, financial condition, results of operations or cash flows could be materially, adversely affected. In such a case, the market price of our common stock could decline. The risks described below are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations.

RISKS RELATING TO OUR COMPANY

We cannot assure you that we will pay any dividends.

During the period from our IPO through the fourth quarter of 2007, we paid dividends on a quarterly basis in amounts determined by our board of directors substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors. In January 2008, our board of directors approved a new dividend policy whereby shareholders of record are intended to be paid a fixed quarterly dividend. Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $0.25 per share.  The dividends paid related to the four quarters of 2008 amounted to $0.25, $0.25, $0.30 and $0.30 per share, respectively.

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

We have entered into a $420 million secured credit facility with The Royal Bank of Scotland, or “RBS.” Our secured credit facility provides that we may not pay dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Our ability to declare and pay dividends will therefore depend on whether we are in compliance with our credit facility, the market value of our vessels and the value of our swap agreements. The difference between the market value of our vessels and the outstanding borrowings under our credit facility may decrease over time, as vessels generally decrease in value as they age. Therefore, our ability to comply with our financial ratio covenants and to make dividend payments under our credit facility may decrease over time. Subsequent to the repayment of $75 million in October 2008, the outstanding amount under our secured credit facility was $344 million as of December 31, 2008. Starting in January 2011, we will be required to make principal repayments of approximately $9 million per quarter on our secured credit facility until its final maturity in 2017, when a final payment of approximately $109 million will be due.

Restrictive covenants in our secured credit facility may impose financial and other restrictions on us.

Our secured credit facility with RBS imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

●
pay dividends if the charter-free market value of our vessels that secure our obligations under the credit facility is less than 135% of our borrowings under the credit facility plus the notional or actual cost of terminating any interest rate swaps to which we are a party, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

●	incur additional indebtedness, including through the issuance of guarantees;

●	change the management of our vessels without the prior consent of the lender;

●	permit liens on our assets;

●	sell our vessels;

●	merge or consolidate with, or transfer all or substantially all of our assets to, another person;

●	enter into certain types of charters; and

●	enter into a new line of business.

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

Our dividend policy is subject to change at any time at the discretion of our board and our board may elect to change our dividend policy by establishing a reserve for, among other things, the repayment of our credit facility or to help fund the acquisition of a vessel. Our board may also decide to establish a reserve to repay indebtedness if, as the maturity of our credit facility approaches in 2017, we are no longer able to generate cash flows from our chartering activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate. If our board were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve. In addition, our ability to pay dividends is limited by Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends. In addition, any dividend may be discontinued at the discretion of our board.

Certain agreements between us and OSG and its affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties.

The memoranda of agreement, time charters and other contractual agreements we have with OSG and its affiliates with respect to our Initial Vessels (other than the new ship management agreements entered into on January 16, 2009) were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our shares, the purchase of our Initial Vessels and other related transactions. Because we were a wholly owned subsidiary of OSG prior to the completion of our IPO, the negotiation of the memoranda of agreement, the time charters for our Initial Vessels, the ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s length negotiations with unaffiliated third parties for similar services.

Our charters begin to expire in 2012 unless extended at the option of the charterers, and we may not be able to re-charter our vessels profitably.

At the time of our IPO, we entered into time charters with respect to our seven Initial Vessels whereby four charters would expire approximately six years after the date of delivery of the chartered vessel to us and three would expire approximately five years following such date, unless in each case extended at the option of the applicable charterer for additional one, two or three-year periods. The charterers have the sole discretion to exercise those options. We cannot predict whether the charterers will exercise any of their extension options under one or more of the time charters. The charterers do not owe any fiduciary or other duty to us or our stockholders in deciding whether to exercise the extension options, and the charterers’ decisions may be contrary to our interests or those of our stockholders.

On November 26, 2008, we entered in agreements with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods. For two of the vessels, the charters were extended for 18 months following the expiry of the initial charter periods and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012.

We cannot predict at this time any of the factors that the charterers will consider in deciding whether to exercise any further extension options under the charters. It is likely, however, that the charterers would consider a variety of factors, which may include the age and specifications of the chartered vessel, whether the vessel is surplus or suitable to the charterers’ requirements and whether more competitive charter hire rates are available to the charterers in the open market at that time.

If the charterers decide not to further extend our current time charters, we may not be able to re-charter our vessels with terms similar to the terms of our charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

If a time charter is extended further, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one, two or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers’ panel (subject to specified floors, for certain of our vessels for the declared extension period), or (ii) the basic hire rate set forth in the charter. The shipbrokers’ panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. If a charterer were to renew a charter, the renewal charter rate could be lower than the charter rate in existence prior to the renewal. Furthermore, if our charters were to be extended further, we would not be able to take full advantage of more favorable spot market rates, should they exist at the time of renewal. As a result, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced.

With respect to our two Suezmaxes currently on bareboat charter, one charter expires in 2014 and the other charter expires in 2017. We may not be able to re-charter our Suezmaxes with terms similar to the terms of our current bareboat charters. We may also employ the vessels in the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Our Initial Vessels, of which six currently operate in pools, may cease operating in those pools.

Our three VLCCs currently participate in the Tankers International Pool, which consists of OSG and eight other tanker companies, and three of our four Aframaxes currently participate in the Aframax International Pool, which has eight members, including OSG. The Overseas Ania left the Aframax International Pool in July 2008. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. The Charterers currently operate our VLCCs in the Tankers International Pool and three of our four Aframaxes in the Aframax International Pool. Under our charter arrangements for these vessels, we are entitled to share in the revenues that the charterers realize from operating the vessels in these pools in excess of the basic hire paid to us. Pooling arrangements are intended to maximize tanker utilization. We cannot assure you that OSG will continue to use pooling arrangements for those vessels or any of the vessels it manages. Our two Suezmaxes do not operate in pools and we cannot assure you that any additional vessels we acquire would operate in pools. Further, because OSG voluntarily participates in the pools, we cannot predict whether the pools in which our vessels participate will continue to exist in the future. In addition, the European Union has adopted rules which substantially reform the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may alter the way the pools are operated. If for any reason any of our vessels cease to participate in a pooling arrangement or the pooling arrangements are significantly restricted, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends. Our Suezmaxes, the Overseas London and Overseas Newcastle, do not operate in pools.

Under the new ship management agreements entered into with respect to the Initial Vessels, our operating costs could materially increase, as compared to our historical operating costs associated with the management of such vessels.

Under the Initial Vessels’ new ship management agreements, effective January 16, 2009, Tanker Management Limited, or “Tanker Management,” a wholly owned subsidiary of OSG, is responsible for all of the technical and operational management of the Initial Vessels and receives a technical management fee for its services.  Under the Initial Vessels’ old ship management agreements, we paid a fixed daily fee for the cost of the vessels’ operations, including scheduled drydockings, for each vessel.  However, under the new ship management agreements, we will pay the actual cost related to the technical management of the Initial Vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

OSG’s other business activities may create conflicts of interest.

Under our time charters with OSG, we are entitled to receive variable additional hire in amounts based on whether a vessel is part of a pooling arrangement, is subchartered by the charterer under a time charter or is used on the spot market. While the Overseas Ania left the Aframax International Pool in July 2008, we currently expect OSG to continue to operate our three VLCCs in the Tankers International Pool and three of our four Aframaxes in the Aframax International Pool. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on attributes of the vessels they contributed, rather than amounts actually earned by those vessels. For these reasons, it is unlikely that a conflict of interest will arise with respect to our Initial Vessels between us and OSG while such vessels are operated in a pool. However, if OSG withdraws from a pool or any further vessels cease operating in a pool for any other reasons, chartering decisions will effectively be made by OSG. Although our time charter arrangements expressly prohibit OSG from giving preferential treatment to any of the other vessels owned, managed by or under the control of OSG or its affiliates when sub-chartering any of our vessels, conflicts of interest may arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire, particularly if our vessels are sub-chartered by OSG in the time charter market outside of a pool. The Overseas Ania, which left the Aframax International Pool in July 2008, is currently on charter to OSG Lightering, a subsidiary of OSG, until October 2010 at a daily rate of $29,000, which also serves as the basis for the fleet wide four quarter rolling profit sharing calculation. We are also entitled to receive additional hire with respect to our Suezmax, the Overseas Newcastle. This vessel is not operating in a pool and chartering decisions are made by OSG. Therefore, conflicts of interest may therefore arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire for this vessel.

We are leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have entered into a $420 million secured credit facility with RBS under which we initially borrowed approximately $236 million under a term loan to finance a portion of the cash purchase price for our Initial Vessels. In addition, on December 4, 2007 we borrowed $92.7 million and, on January 28, 2008, a further $90.3 million to fund the acquisition of our Suezmaxes. Subsequent to the repayment of $75 million in October 2008, the outstanding amount under the credit facility is $344 million. We are required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our credit facility, which is secured by, among other things, mortgages over all of our vessels, assignments of earnings and insurances and pledges over our bank accounts, requires that we comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of our vessels that secure the credit facility be no less than 120% of our borrowings plus the actual or notional cost of terminating any swap agreements that we enter into to satisfy collateral maintenance requirements and that the charter-free market value of our vessels that secure the credit facility be no less than 135% of our borrowings plus the actual or notional cost of terminating any swap agreement that we enter into to pay dividends. We pay a floating rate of interest under our credit facility, although at the time of our IPO we fixed the interest rate for five years on $236 million of our outstanding debt at a rate of 5.6% through a swap agreement effective as of October 18, 2005, and on October 16, 2007 we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007, and a further $7.3 million effective as of January 18, 2008.

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

Based on our operations, representations previously made by us (and prior representations made by OSG), including representations that certain terms of our ship management agreements and our time charters with OSG’s subsidiaries are consistent with normal commercial practice and the opinion of our tax counsel dated August 8, 2008, we believe that it is more likely than not that we are not currently a PFIC (even after taking into account the fact that our two Suezmaxes, the Overseas Newcastle and Overseas London, are subject to bareboat charters). In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that it is more likely than not that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations. In addition, our tax counsel’s opinion was based on representations made by us (and prior representations made by OSG) that were not reviewed by the U.S. Internal Revenue Service, or “IRS.” Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Internal Revenue Code of 1986, as amended, or the “Code,” such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. The 15% maximum tax rate for individuals would not be available for this calculation. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

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

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August of 2003. Based on our review of the applicable United States Securities and Exchange Commission, or “SEC,” documents, we believe that we do qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

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

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax. We intend to operate in a manner so that we do not have a permanent establishment in the United Kingdom and so that we are not resident in the United Kingdom, including by locating our principal place of business outside the United Kingdom, requiring our executive officers to be outside of the United Kingdom when making any material decision regarding our business or affairs and by holding all of our board meetings outside of the United Kingdom. However, because certain of our executive officers and directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

RISKS RELATING TO OUR INDUSTRY

Vessel values and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical. If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Vessel values have declined significantly during 2008 and there can be no assurance that vessel values will not decline further from current levels or that future charter rates will be sufficient to provide us with additional hire payments.

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates from time to time, which may adversely affect our earnings.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of additional hire we earn, which could result in significant fluctuations in our quarterly results. The factors that influence the demand for tanker capacity include:

●	demand for oil and oil products, which affect the need for tanker capacity;

●	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

●	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

●	environmental concerns and regulations;

●	weather; and

●	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	the number of vessels that are out of service; and

●	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book equaled approximately 40% of the existing world tanker fleet as of February 2009 and we cannot assure you that the order book will not increase further in proportion to the existing fleet. The newbuilding order book is not fully booked for 2011. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The amount of additional hire that we receive under our charter arrangements, if any, will generally depend on prevailing spot market rates, which are volatile.

Our Initial Vessels are operated under time charters with the charterers, and additional hire is paid to us pursuant to a charter framework agreement among us and OSG International, Inc., or “OIN,” and certain of our and its subsidiaries. Under the time charters, we receive a fixed minimum daily basic charter rate and under the charter framework agreement we may also receive additional hire. Additional hire, if any, is paid quarterly in arrears. The amount of additional hire is subject to variation depending on the charter hire received by the charterers through their pooling arrangements or, if a vessel is not operated in a pool, charter rates in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions. One of our Suezmaxes, the Overseas Newcastle, which was delivered to us on December 4, 2007, is operated under a bareboat charter pursuant to which we receive a fixed minimum daily basic charter rate and may also receive additional hire. Additional hire, if any, is paid quarterly in arrears. The amount of additional hire is subject to variation depending on the charter hire received by the charterer in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions. We cannot assure you that we will receive additional hire for any quarter.

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

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. From January 1, 2008 through December 31, 2008, vessels in our fleet have made seven calls to ports in Iran out of a total of 313 calls on worldwide ports. Although the sanctions and embargoes imposed by the U.S. government do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The value of our vessels may be depressed at a time and in the event that we sell a vessel.

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the time of any vessel sale. If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount on our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings and surplus, which could reduce our ability to pay dividends.

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

The operation of tankers and transportation of crude oil and petroleum products are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our charters, our exposure to this competition is limited because of the predominantly fixed rate nature of our charters. In the event that the charterers do not further renew the charters when they expire (beginning in 2012) or terminate the charters for any reason, we will have to compete with other tanker owners, including major oil companies and independent tanker companies, for charters. Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

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

In addition, in complying with OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering imposing more stringent requirements on air emissions, including greenhouse gases, and on the management of ballast waters to prevent the introduction of non-indigenous species that are considered to be invasive. As a result of accidents such as the November 2002 oil spill from the Prestige, a 26-year-old single-hull tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the old ship management agreements for our Initial Vessels, Tanker Management was responsible for arranging insurance and under the new ship management agreements, which became effective as of January 16, 2009, Tanker Management will, upon instruction by the Company, continue to be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance. With respect to our two Suezmaxes, the Overseas Newcastle and the Overseas London, which are on bareboat charters, the charterer is responsible for arranging and paying insurance. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance. Tanker Management is also responsible for arranging loss of hire insurance in respect of each of our Initial Vessels, and we are responsible for the premium payments on such insurance. This insurance generally provides coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days) per incident, following any loss under our hull and machinery policy. We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 21 days of off hire in the case of our VLCCs and for the first 14 days in the case of our Aframaxes. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

General Information

DHT Maritime, Inc was incorporated under the name of Double Hull Tankers, Inc. in April 2005 under the laws of the Marshall Islands. In June 2008, the shareholders voted to approve an amendment to the Company’s articles of incorporation to change the Company’s name to DHT Maritime, Inc. Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE23RA and our telephone number at that address is +44 (0) 1534 639759.

B.	BUSINESS OVERVIEW

We operate a fleet of double-hull tankers. As of March 12, 2009, our fleet consists of three very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and a weighted average age of 8.7 years as of December 31, 2008, compared with an average age of approximately 10.5 years for the world crude tanker fleet.

We acquired our seven Initial Vessels from subsidiaries of OSG on October 18, 2005 in exchange for cash and shares of our common stock and have time chartered these vessels back to subsidiaries of OSG. In addition, on December 4, 2007 and January 28, 2008, we acquired two Suezmaxes, the Overseas Newcastle and Overseas London, respectively, in exchange for cash and have bareboat chartered these vessels to subsidiaries of OSG. OSG, one of the world’s largest bulk-shipping companies, owns and operates a modern fleet of 154 vessels (including newbuildings on order) that have a combined carrying capacity of 15.9 million dwt and 865,000 cbm as of December 31, 2008. OSG’s fleet consists of both internationally flagged and U.S. flagged vessels that transport crude oil, petroleum products and dry bulk commodities.

Our strategy is to charter our vessels primarily pursuant to multi-year charters to take advantage of the stable cash flow associated with long-term charters. In addition, the majority of our charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Six of the seven Initial Vessels are operated in the Tankers International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

On October 18, 2005, we agreed to time charter our Initial Vessels to subsidiaries of OSG for terms of five to six and one-half years. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel, from the initial expiration date. On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the vessels’ initial charter periods. For two of the vessels, the charters were extended for 18 months after the initial charter periods expire in October 2010 and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012. When a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one, two or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers’ panel (subject to specified floors, for certain of our vessels for the declared extension period), or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers’ panel, which we call the “Broker Panel”, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. Upon delivery to us of our Suezmax, the Overseas Newcastle, on December 4, 2007, the vessel was bareboat chartered to a subsidiary of OSG for a term of seven years at a basic bareboat charter rate of $26,300 per day for the first three years of the charter term, and $25,300 per day for the last four years of the charter term. In addition to the bareboat charter rate, we will, through the profit sharing element of the charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. At the end of the seven year charter term, OSG has the right to acquire the vessel for $77 million.

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

CHARTER ARRANGEMENTS

The following summary of the material terms of our charters does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire time charter party with amendments for each vessel listed as an exhibit to this report.

General – Time Charters

Effective October 18, 2005, certain of our wholly owned subsidiaries time chartered our Initial Vessels to the charterers for a period of five to six and one-half years, as set forth in the table below. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. The charterer must exercise its renewal option in writing at least 90 days prior to expiration of the existing charter period. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers’ panel, or (ii) the basic hire rate set forth in the charter. The shipbrokers’ panel, or “Broker Panel,” will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the vessels’ initial charter periods. For Overseas Rebeccaand Overseas Ania, the charters were extended for 18 months after the initial charter periods expire in October 2010 at the basic charter rate. With regards to the remaining five vessels, the charters were extended for 12 months after the initial charter periods expire between April 2011 and April 2012, with the basic charter hire rate for the declared extension periods being either the basic charter rate stipulated in the applicable charter or, if the one-year time charter rate is lower, a base rate which is no more than $5,000 per day below the basic charter rate stipulated in the charters.

We guarantee the obligations of each of our subsidiaries under the time charters and OSG guarantees each charterers’ obligation to make charter payments to us.

Vessel	Term of Initial Charter	Expiration of Initial Charter	Expiration After Extension	Maximum Remaining Extension Term
Overseas Ann	6½ years	April 17, 2012	April 16, 2013	7 years
Overseas Chris	6 years	October 17, 2011	October 16, 2012	7 years
Overseas Regal	5½ years	April 17, 2011	April 16, 2012	5 years
Overseas Cathy	6¼ years	January 17, 2012	January 16, 2013	7 years
Overseas Sophie	5¾ years	July 17, 2011	July 16, 2012	7 years
Overseas Rebecca	5 years	October 17, 2010	April 16, 2012	3 ½ years
Overseas Ania	5 years	October 17, 2010	April 16, 2012	3 ½ years

The charterers are wholly owned subsidiaries of OSG. Under the time charters, we are required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels have been approved for trading (referred to in the industry as “vetting approvals”) by a minimum of four major oil companies and (ii) that we do not lose any vetting approvals that are required to maintain the vessels’ trading patterns. Tanker Management performs those duties for us under the ship management agreements described below. If structural changes or new equipment is required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers will be required to pay the first $50,000 per year per vessel for all such changes. To the extent the cost of all such changes exceeds $50,000, the excess cost will be apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost. Each charter also provides that the basic hire will be reduced if the vessel does not achieve the performance specifications set forth in the charter. Pursuant to the charters, the charterers have agreed to endeavour to avoid or limit any liability to their customers for consequential damages. In addition, the charterers and OSG International, Inc., or “OIN,” have agreed to use their commercial best efforts to charter our vessels on market terms and to ensure that preferential treatment is not given to any other vessels owned, managed or controlled by OIN or its affiliates.

The charterers have a right of first offer over the sale of the applicable vessel, which, in the event we wish to sell such vessel, requires us to offer to sell the vessel to the applicable charterer at a price determined by a shipbrokers’ panel. The charterers are not obligated to pay us charter hire for off hire days that include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, we have obtained loss of hire insurance that will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days per incident), following any loss under our hull and machinery policy.

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

Basic Hire

Under each time charter for our Initial Vessels, the daily charter rate for each such vessel, which we refer to as “basic hire,” is payable to us monthly in advance and will increase annually. The basic hire under the charters for each vessel type during each year of the initial fixed term of the charter and the extension periods agreed to on November 26, 2008 is as follows:

Charter Year	End of Charter Year(1)	VLCCs	Aframaxes (Overseas Cathy and Overseas Sophie)	Aframaxes (Overseas Rebecca and Overseas Ania)
1	October 17, 2006	$ 37,200/day	$ 24,500/day	$ 18,500/day
2	October 17, 2007	37,400/day	24,700/day	18,700/day
3	October 17, 2008	37,500/day	24,800/day	18,800/day
4	October 17, 2009	37,600/day	24,900/day	18,900/day
5	October 17, 2010	37,800/day	25,100/day	19,100/day
6	October 17, 2011	38,100/day	25,400/day	19,100/day
7	October 17, 2012	38,500/day	25,700/day	19,700/day
8	October 17, 2012	38,800/day	26,000/day
____________
(1)
The charters, including the extension options agreed to on November 26, 2008, expire as follows for the Overseas Ann, Overseas Cathy, Overseas Chris, Overseas Sophie, Overseas Regal, Overseas Ania and Overseas Rebecca: April 16, 2013; January 16, 2013; October 16, 2012; July 16, 2012; April 16, 2012; April 16, 2012 and April 16, 2012, respectively.

Under each time charter, the charterer has the option to renew the charter on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, including the extensions agreed to on November 26, 2008, depending on the vessel. Each such option will be exercisable not less than three months prior to the then effective charter expiration date. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one, two or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by the Broker Panel (subject to specified floors, for certain of our vessels for the declared extension period), or (ii) the basic hire rate set forth in the charter.

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

Additional Hire

Pursuant to the charter arrangements for our Initial Vessels, the parent of each of the charterers, OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire. OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period. OSG has guaranteed the additional hire payments due to us under the charter framework agreement. If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations. Additional hire is calculated on a time charter equivalent, or “TCE,” basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market. However, the manner in which charter hire is calculated for a given period depends on whether our vessels are operated in a pool or in the time or spot charter market. Currently, all of our VLCCs are operated in the Tankers International Pool and three of our Aframax vessels are operated in the Aframax International Pool. The Overseas Ania left the Aframax International Pool as of July 1, 2008 and is on a charter to OSG Lightering until October 2010.

General provisions regarding additional hire for our Initial Vessels.

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

In Subsequent Fiscal Periods. Additional hire for any calendar quarter subsequent to September 30, 2006 will be equal to an amount that is 40% of the excess, if any, of (i) the aggregate of the rolling four quarter weighted average hire for all of the applicable vessels in the calendar quarter over (ii) the aggregate of the basic hire earned by all of the applicable vessels in that calendar quarter. The weighted average hire for each vessel is determined by:

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

General.  In order to enhance vessel utilization and earnings, OSG is a member of the Tankers International Pool, which operates VLCCs and V Pluses, and the Aframax International Pool, which operates Aframaxes. Our VLCCs and three of our Aframaxes are currently operated in these pools. The Tankers International Pool currently consists of 41 VLCCs and V Pluses, including our three VLCCs, and the Aframax International Pool consists of 43 Aframaxes, including three of our four Aframaxes. The large number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or “COAs,” which minimize idle time and distances traveled empty. We therefore believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

Allocation of pool revenues.  Earnings generated by all vessels operating in a pool are expressed on a TCE basis and then pooled and allocated based on a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption and actual on-hire performance. Earnings from vessels operating on voyage charters in the spot market and on COAs within the pool need to be converted into TCE revenues (by subtracting voyage expenses such as fuel and port charges) while vessels operating on time charters within a pool do not need to be converted. For vessels operating on voyage charters in the spot market and on COAs, aggregated voyage expenses are deducted from aggregated revenues to result in an aggregate net revenue amount, which is the TCE amount. These aggregate net revenues are combined with aggregate time charter revenues to determine aggregate pool TCE revenue. Aggregate pool TCE revenue is then allocated to each vessel in accordance with the allocation formula. Because OSG currently operates the majority of the VLCCs and Aframaxes it owns and charters in the Tankers International and Aframax International Pools, respectively, we expect that most of our VLCCs and Aframaxes will continue to be operated in these pools and that each charterer will earn its vessel’s share of the respective pool’s TCE revenue from the commencement of our time charters with OSG’s subsidiaries and for so long as OSG maintains its membership in that pool. However, OSG can withdraw from either pool at any time, and the members of either pool can agree to change the terms of their respective pools at any time. Furthermore, under the current terms of the respective pool agreements, OSG may withdraw a particular VLCC (including any of ours) from the Tankers International Pool and time charter it to a third party for a term exceeding five years and may withdraw a particular Aframax (including any of ours) from the Aframax International Pool and time charter it to a third party for a term in excess of three years.  The Overseas Ania, one of our Aframaxes, was withdrawn from the Aframax International Pool in July 2008 and is chartered to OSG Lightering until October 2010.

The amount of TCE revenue earned by our vessels that operate in pools is equal to the pool earnings for those vessels, as reported to each charterer by the respective pool manager.

Additional hire for vessels operating outside of a pool.

Regarding the Overseas Ania, and if OSG withdraws more of our vessels from a pool or if a pool disbands, the methodology for calculating TCE revenue for determination of additional hire will differ. TCE revenue for the Overseas Ania, or any affected vessel will be equal to:

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

With respect to one of our Suezmaxes, the Overseas Newcastle, we will, in addition to the basic bareboat rate, earn 33% of the vessel’s earnings above the TCE rate of $35,000 per day for the first three years of the bareboat charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. There is no profit sharing element under the bareboat charter agreement for our other Suezmax, the Overseas London.

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the exhibit to this report which outlines the terms and conditions of the new ship management agreements entered into by the subsidiaries owning our Initial Vessels.

At the time of our IPO in October 2005 each of the subsidiaries owning our Initial Vessels entered into fixed rate ship management agreements with Tanker Management with respect to such vessels. Effective as of January 16, 2009, Tanker Management exercised its right to cancel the ship management agreements and effective as of the same date each of the subsidiaries owning our Initial Vessels entered into new ship management agreements with Tanker Management.  Under the new ship management agreements, each of the subsidiaries will pay the actual cost associated with the technical management of the vessels in addition to an annual management fee.

Old Ship Management Agreements

Under the Initial Vessels’ old ship management agreements, Tanker Management was responsible for all technical management and most of the associated costs, including crewing, maintenance, repair, drydockings (subject to the provisions described below), maintaining required vetting approvals, and other vessel operating expenses, but excluding insurance premiums and vessel taxes.  Additionally, Tanker Management was responsible for all scheduled drydocking costs related to our Initial Vessels.

Tanker Management was also obligated under the old ship management agreements to arrange for insurance for the Initial Vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance and we were responsible for the payment of all premiums.

We obtained loss of hire insurance that generally provided coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss or constructive total loss of the vessel). Tanker Management was permitted to assign its duties under the ship management agreements to an affiliate at any time.

Under the old ship management agreements, we paid Tanker Management a technical management fee in exchange for the management services and payment of costs described above, expressed in dollars per day that was payable monthly in advance and calculated on the actual number of days in the month. For the management agreements, the technical management fee was fixed through October 2007 and increases by 2.5% per year thereafter until the agreements were terminated in January 16, 2009.

Under the old ship management agreements, Tanker Management agreed to maintain our vessels so that they complied with the requirements of our charters and were in class with valid certification, and to keep them in the same good order and condition as when delivered, except for ordinary wear and tear. In addition, Tanker Management was responsible for our fleet’s compliance with all government, environmental and other regulations.

From October 18, 2008, both us and Tanker Management had the right to terminate for any reason at any time upon 90 days’ advance notice.  Effective January 16, 2009, Tanker Management exercised its right to cancel the ship management agreements and effective as of the same date each of the subsidiaries owning our Initial Vessels entered into new ship management agreements with Tanker Management.

New Ship Management Agreements

Under the new ship management agreements for the Initial Vessels, Tanker Management continues to be responsible for all technical management, including crewing, maintenance, repair, drydockings (subject to the provisions described below), and maintaining required vetting approvals and insurance coverage. We have agreed to guarantee the obligations of each of our subsidiaries under the new ship management agreements.

Tanker Management is also obligated under the new ship management agreements to arrange for insurance for the Initial Vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance and we are responsible for the payment of all premiums.

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

Each new ship management agreement is coterminous with the time charter of the associated vessel. An extension of a time charter will trigger an extension of the associated ship management agreement unless it is cancelled as described below.  Under each new ship management agreement, we will pay the actual cost of operating the vessel as well as an annual management fee to Tanker Management in exchange for the management services.

Under the new ship management agreements, Tanker Management has agreed to maintain our vessels so that they continue to comply with the requirements of our charters and are in class with valid certification, and to keep them in the same good order and condition as when delivered, except for ordinary wear and tear. In addition, Tanker Management is responsible for our fleet’s compliance with all government, environmental and other regulations.

The new ship management agreements  are cancelable by us or Tanker Management for any reason at any time upon 90 days’ prior written notice to the other. If a ship management agreement is terminated, we will be required to pay a termination fee of $45,000 per vessel to cover costs of the manager associated with termination. We will also be required to obtain the consent of the applicable charterer and our lenders before we appoint a new manager; however, such consent may not to be unreasonably withheld.

Suezmaxes

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

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under both the old and new ship management agreements for our Initial Vessels and under the bareboat charters for our Suezmaxes, Tanker Management and the bareboat charterers, respectively, have assumed technical management responsibility for our fleet, including compliance with all government and other regulations. If our ship management agreements with Tanker Management terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance. However, in such event we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels are currently compliant with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect the cost of operating our vessels.

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

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $940 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $140 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 27, 2009. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault. Under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

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

In general, OPA limits the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages associated with discharges of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the Act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the limits of liability described above for OPA and CERCLA (combined), or $2,200 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Tanker Management and the charterers of the Overseas Newcastle and Overseas London have provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

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

In addition, the Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above. The U.S. Environmental Protection Agency or “EPA,” has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  In June 2008, the EPA proposed rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels.  Under the proposed rules, commercial vessels are require to obtain a Clean Water Act permit regulating such discharges.  The permit, which was finalized by EPA in December 2008, incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and provides technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water.  Administrative provisions, such as monitoring, recordkeeping and reporting requirements, are also included.  Various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act, or “CAA,” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 2007, the EPA issued an Advance Notice of Proposed Rulemaking indicating its plan to propose more stringent federal emission standards for new Category 3 marine diesel engines. The standards under consideration are consistent with the 2008 amendments to Annex VI of MARPOL, as discussed above. The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have attempted to regulate vessel emissions within state waters.  New or more stringent federal or state air emission regulations could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

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

C.	ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned by each of those subsidiaries as of December 31, 2008.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ania Aframax Corporation	Overseas Ania	Marshall Islands	100%
Ann Tanker Corporation	Overseas Ann	Marshall Islands	100%
Cathy Tanker Corporation	Overseas Cathy	Marshall Islands	100%
Chris Tanker Corporation	Overseas Chris	Marshall Islands	100%
London Tanker Corporation	Overseas London	Marshall Islands	100%
Newcastle Tanker Corporation	Overseas Newcastle	Marshall Islands	100%
Rebecca Tanker Corporation	Overseas Rebecca	Marshall Islands	100%
Regal Unity Tanker Corporation	Overseas Regal	Marshall Islands	100%
Sophie Tanker Corporation	Overseas Sophie	Marshall Islands	100%

D.	PROPERTY, PLANT AND EQUIPMENT

We own a modern fleet of double hull crude oil tankers. The following table sets forth the vessels comprising our fleet as of December 31, 2008.

Vessel	Type	Approximate Dwt	Construction	Flag
Overseas Ann	VLCC	309,327	Double-Hull	Marshall Islands
Overseas Chris	VLCC	309,285	Double-Hull	Marshall Islands
Overseas Regal	VLCC	309,966	Double-Hull	Marshall Islands
Overseas London	Suezmax	152,923	Double-Hull	Marshall Islands
Overseas Newcastle	Suezmax	164,626	Double-Hull	Marshall Islands
Overseas Cathy	Aframax	112,028	Double-Hull	Marshall Islands
Overseas Sophie	Aframax	112,045	Double-Hull	Marshall Islands
Overseas Rebecca	Aframax	94,873	Double-Hull	Marshall Islands
Overseas Ania	Aframax	94,848	Double-Hull	Marshall Islands

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements, and the related notes included elsewhere in this report.  This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based on assumptions about our future business.  Please see “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to these statements.  Our actual results may differ from those contained in the forward-looking statements and such differences may be material.

BUSINESS

On October 18, 2005, we acquired the seven vessels comprising our initial fleet (“Initial Vessels”). We have chartered these Initial Vessels to subsidiaries of OSG under fixed rate charters for minimum terms of five to six and one-half years. The charters commenced on the delivery of the vessels to us. The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of five, six or eight years, depending on the vessel, from the initial expiration date. On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods. For two of the vessels, the charters were extended for 18 months after the initial charter periods expiring in October 2010 and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012. On December 4, 2007 and January 28, 2008, respectively, we acquired two Suezmaxes and upon delivery bareboat chartered these vessels to subsidiaries of OSG for fixed terms of seven years and ten years, respectively. See the section of this report entitled “Item 4. Information on the Company—Business Overview—Charter Arrangements” for a more detailed description of our charter arrangements. We previously entered into ship management agreements with a subsidiary of OSG for the technical management of our Initial Vessels that substantially fixed our operating expenses (excluding insurance premiums and vessel taxes).  However, effective January 16, 2009, we entered into new technical management agreements with the same subsidiary of OSG, under which we will pay the actual cost related to the technical management of the Initial Vessels. See the section of this report entitled “Item 4. Information on the Company—Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements. We expect that for so long as our chartering arrangements are in place with OSG, our revenues will be generated primarily from time charter and bareboat payments made to us by subsidiaries of OSG. Under the bareboat charters for our two Suezmaxes, the charterer is responsible for paying all operating costs associated with the vessels. Accordingly, we do not incur any operating expenses associated with these vessels. In addition, under our bareboat charters, we will continue to receive the basic bareboat charter rate even during such periods that the vessel is not able to operate. As long as our Initial Vessels subject to time charters are not off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters and bareboat charters.

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

Our revenues are principally derived from fixed rate time charters and bareboat charters with subsidiaries of OSG to which all our vessels have been chartered. In addition, the amount of additional hire that we receive under our charter arrangements is dependent on the revenues generated by our vessels. These revenues are sensitive to patterns of supply and demand. Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Our expenses are expected to consist primarily of daily technical management fees payable under our ship management agreements, interest expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses. With respect to our Initial Vessels, our vessel-owning subsidiaries previously entered into ship management agreements with Tanker Management Ltd. (Tanker Management or TML), a subsidiary of OSG, under which it is responsible for technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings, stores and supplies and lubricating oils. Under these agreements, we paid a fixed daily fee (subject to a 2.5% annually increase after October 2007) for the cost of vessels’ operations, including scheduled drydockings, for each vessel. The terms of the old agreements provided both us and Tanker Management the right to cancel these agreements for any reason at any time upon 90 days’ advance notice from October 2008 onwards. Effective as of January 16, 2009, Tanker Management exercised its right to cancel the technical management agreements with respect to the Initial Vessels. Effective as of the same date, we entered into new technical management agreements with Tanker Management according to which we will pay the actual cost related to the technical management of the Initial Vessels.

The charterers of each vessel pay us a fixed basic charter rate monthly in advance with additional hire, if any, paid quarterly in arrears. We pay daily technical management fees under our ship management agreements monthly in advance. We are required to pay interest under our credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

The following table sets forth the average daily time charter equivalent (TCE) rates earned by our VLCCs and Aframaxes and daily bareboat rate earned by our Suezmaxes during the last three years.

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

VLCCs (TCE)	$52,300	$41,500	$46,900
Suezmaxes (Bareboat) (1)	$28,900	$27,400	-
Aframaxes (TCE)	$26,700	$25,700	$26,200

(1)  Overseas Newcastle only for the 27 day period from December 4, 2007 to December 31, 2007 and the full year 2008 and the Overseas London for the period January 18, 2008 to December 31, 2008..

CRITICAL ACCOUNTING POLICIES

The financial statements for DHT are prepared in accordance with accounting principles generally accepted in the United States, or “GAAP,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all of our material accounting policies, see Note A to our consolidated financial statements, included as Item 18 to this report.

Revenue Recognition

Both prior to and following our IPO, our Initial Vessels have generated revenue by operating in pools, whereby shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a TCE basis in accordance with an agreed-upon formula. For vessels operating in pools shipping revenues are substantially the same as TCE revenues.

Our three VLCCs participate in the Tankers International Pool and our four Aframaxes participate in the Aframax International Pool (the Overseas Ania left the Aframax International Pool as of July 1, 2008). Each of these pools generate a majority of its revenue from voyage charters. Within the shipping industry, there are two methods used to account for voyage revenues: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the pools in which we participate. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized ratably over the periods of such charters, as service is performed. Each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues increased by $33,176,000, or 40.7%, to $114,603,000 in 2008 from $81,427,000 in 2007. This increase was attributable to the acquisition of our two Suezmaxes on December 4, 2007 and January 28, 2008, respectively and higher freight rates in 2008. Shipping revenues were $86,793,000 in 2006.

Vessel expenses increased by $1,986,000 in 2008, to $21,409,000 from $19,423,000 in 2007, principally as a result of $821,608 of bunker consumption claims by the charterers for two of the Company’s VLCCs, bunker costs related to vessels on scheduled off-hire.  In addition, we incurred a $500,000 one time cost related to change of technical management as well as the 2.5% price increase as of October 18, 2007, and October 18, 2008, pursuant to the ship management agreements entered into on October 18, 2005 with Tanker Management, a subsidiary of OSG, for the technical management of our Initial Vessels. Vessel expenses were $18,690,000 in 2006.

Depreciation and amortization increased by $8,677,000 in 2008, to $25,948,000 from $17,271,000 in 2007 principally as a result of the delivery of the Overseas Newcastle on December 4, 2007 and the Overseas London on January 28, 2008. Depreciation and amortization expenses were $16,915,000 in 2006.

General and Administrative Expenses

General and administrative expenses increased by $991,000 to $4,766,000 in 2008 from $3,775,000 in 2007. This increase was mainly a result of higher personnel cost and $338,404 of costs related to a transaction which did not materialize. General and administrative expenses were $2,389,000 in 2006.

General and administrative expenses for 2008, 2007 and 2006 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Interest expense increased by $7,447,000 to $21,904,000 in 2008 from $14,457,000 in 2007 principally as a result of the increase in debt in connection with the acquisition of the Overseas Newcastle on December 4, 2007 and the Overseas London on January 28, 2008. Interest expense was $13,957,000 in 2006.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry. We financed the acquisition of our Initial Vessels with the net proceeds of our IPO, borrowings under our credit facility and through the issuance of shares of our common stock to a subsidiary of OSG. We financed the acquisition of the Overseas Newcastle on December 4, 2007, and the Overseas London on January 28, 2008, with borrowings under our secured credit facility. Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under our secured credit facility. We fund our working capital requirements with cash from operations. We collect our basic hire monthly in advance and pay our ship management fees monthly in advance. We receive additional hire payable quarterly in arrears. During the period from our IPO through the fourth quarter of 2007, we paid dividends on a quarterly basis in amounts determined by our board of directors substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors. In January 2008, our board of directors approved a new dividend policy intended to provide the shareholders with a fixed quarterly dividend. Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend payment was $0.25 per common share. Since our IPO, we have paid the following dividends:

Operating period	Total payment	Per share	Record date	Payment date
Oct.18-Dec. 31 2005	$12.9 million	$0.43	March 10, 2006	March 24, 2006
Jan. 1-March 31 2006	$15.9 million	$0.53	June 1, 2006	June 16, 2006
April 1-June 30 2006	$10.8 million	$0.36	August 18, 2006	Sept. 4, 2006
July 1-Sept. 30 2006	$12.6 million	$0.42	Nov. 27, 2006	Dec. 6, 2006
Oct. 1-Dec. 31 2006	$13.2 million	$0.44	Feb. 22, 2007	March 6, 2007
Jan. 1-March 31 2007	$11.4 million	$0.38	May 29, 2007	June 12, 2007
April 1-June 30 2007	$11.7 million	$0.39	Sept. 12, 2007	Sept. 21, 2007
July 1-Sept. 30 2007	$11.1 million	$0.37	Dec. 3, 2007	Dec. 12, 2007
Oct. 1-Dec. 31 2007	$10.5 million	$0.35	Feb. 26, 2008	March 11, 2008
Jan. 1-March 31 2008	$9.8 million	$0.25	May 30, 2008	June 11, 2008
April 1-June 30 2008	$9.8 million	$0.25	Sept. 15, 2008	Sept. 24, 2008
July 1-Sept. 30 2008	$11.8 million	$0.30	Dec. 2, 2008	Dec. 11, 2008
Oct. 1-Dec. 31 2008	$11.8 million	$0.30	Feb. 26, 2009	March 5, 2009

We believe that cash flow from our charters will be sufficient to fund our interest payments under our secured credit facility. We funded the acquisition of the Overseas Newcastle for $92.7 million on December 4, 2007, and the acquisition of the Overseas London for $90.3 million on January 28, 2008, with borrowings under our secured credit facility with the Royal Bank of Scotland or “RBS,” which was increased from $401 million to $420 million in 2007. Following this increase, we were required to make a principal repayment of $75 million no later than December 31, 2008. We repaid the $75 million in October 2008 with cash on hand including proceeds from the issuance of 9.2 million new shares in April and May 2008 for net proceeds of $91.4 million.

As of December 31, 2008, we were in compliance with the covenants contained in our secured loan agreement.

Working capital at December 31, 2008 was $28,288,000 compared with ($83,046,000) at December 31, 2007. The significant improvement in working capital in 2008 was primarily due to the equity offering in April, with net proceeds of $91.4 million. The negative working capital at December 31, 2007 was primarily due to the $75,000,000 in current installment of long-term debt. Working capital at December 31, 2006 was $15,431,000. At December 31, 2008, additional hire related to the period from October 1, 2008 through December 31, 2008, which amounted to $8,791,000, had not been received from the charterers. At December 31, 2007, additional hire related to the period from October 1, 2007 through December 31, 2007, which amounted to $1,547,000, had not been received from the charterers. At December 31, 2006, additional hire related to the period from October 1, 2006 through December 31, 2006, which amounted to $4,009,000, had not been received from the charterers.

Net cash provided by operating activities was $65,016,000 in 2008 compared to $49,363,000 in 2007. This increase was primarily attributable to higher earnings in 2008 for our Initial Vessels operating in pools as well as earnings from the two Suezmax tankers acquired on December 4, 2007 and January 28, 2009, respectively. Net cash provided by operating activities was $53,998,000 in 2006. The decrease between net cash provided by operating activities in 2007 and net cash provided by operating activities in 2006 was primarily attributable to lower earnings in 2007 for our Initial Vessels operating in pools.  We had total debt outstanding of $344,000,000 at December 31, 2008, all of which is due to RBS, compared to $253,700,000 in long term debt and $75,000,000 in current installment of long-term debt at December 31, 2007.  We had total debt outstanding of $236,000,000 at December 31, 2006.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2008, our long-term contractual obligations are as follows:

	Summary Long-Term Future Contractual Obligations(1)
	2009	2010	2011	2012	2013	Thereafter	Total
	($ in thousands)
Long-term debt(2)	19,630	19,630	55,146	53,105	50,970	271,524	470,006

(1)
Under the new ship management agreements for our Initial Vessels effective January 16, 2009, we are required to pay the actual cost of operating the vessels as well as an annual management fee to Tanker Management for their services. Each ship management agreement for our Initial Vessels is coterminous with the charter for each vessel but may be terminated by either us or Tanker Management upon 90 days’ written notice to the other

(2)
Amounts shown include contractual interest obligations on $344 million of debt outstanding under our secured credit facility. The interest obligations have been determined using an interest rate of 5.60% per annum based on the five year interest rate swap arrangement that was effective as of October 18, 2005 for $236 million and an interest rate of 5.95% per annum based on the five year interest rate swap arrangement that was effective as of December 4, 2007 for $100 million. The interest on the balance outstanding is payable quarterly and the principal is payable with quarterly installments of $9,075,000 commencing on January 18, 2011, with a final payment of $109,050,000 on July 18, 2017.

We collect our fixed basic charter rate monthly in advance and pay the estimated technical management fees monthly in advance. To the extent there are additional hire revenues, we receive such additional hire quarterly in arrears. Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our technical management fees, interest payments and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term. Our longer term liquidity requirements include repayment of the principal balance of our secured credit facility. We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation. Alternatively, we can sell our assets and use the proceeds to pay down debt.

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

RISK MANAGEMENT

We are exposed, to market risk from changes in interest rates, which could affect our results of operation and financial position. We manage this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparty to the derivative financial instrument is a major financial institution in order to manage exposure to nonperformance by counterparties.

As of December 31, 2008, the Company is party to two floating-to-fixed interest rate swaps that are being accounted for as cash flow hedges with notional amounts of $236,000,000 and $100,000,000, respectively, pursuant to which the Company pays a fixed rate of 5.6% and 5.95% including the applicable margin, respectively and receives a floating rate based on LIBOR. The swaps expire on October 18, 2010 and January 18, 2013, respectively. As of December 31, 2008, the Company has recorded a liability of $26,418,060 relating to the fair value of the swaps. This unrealized loss has been recorded to accumulated other comprehensive income/(loss). The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date.

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF COST INCREASES

For the past three years, under the vessels’ old ship management agreements, the Company paid a fixed cost for the technical management of the vessels.  However, under the vessels’ new ship management agreements, effective January 16, 2009, the Company must pay the actual costs associated with the technical management of the vessels.  As a result, the cost of the technical management of the vessels for 2009 and in the future will reflect the effects of cost increases.  Recently, ship management costs have increased rapidly, although the current global recession may mitigate some of this cost increase.

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

Following the above-mentioned increase, our secured credit facility was repayable with one initial installment of $75 million in 2008, and commencing on January 18, 2011 the balance of our secured credit facility will be repayable with 27 quarterly installments of $9,075,000. A final payment of $99,975,000 will be payable with the last quarterly installment. The initial installment of $75 million was repaid in October 2008.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
Erik A. Lind	53	Class I Director and Chairman
Randee Day	60	Class II Director
Rolf A. Wikborg	50	Class III Director
Ole Jacob Diesen	61	Chief Executive Officer
Eirik Ubøe	48	Chief Financial Officer
Tom R. Kjeldsberg	37	Senior Vice President, Business Development

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik A. Lind—Chairman of the Board. Mr. Lind has been chief executive of Tufton Oceanic and Managing Director of Tufton Oceanic Ltd. since 2004. Tufton Oceanic is a Fund Management and Investment banking firm for the Marine and Energy related sectors. Mr. Lind has more than 25 years experience in corporate banking, global shipping and specialized and structured asset financing. From 1995 to 2001, Mr. Lind served as Executive Vice President and a member of the Executive Management Committee at IM Skaugen ASA, a Norwegian public bulk shipping and logistics company engaged in the transportation of petrochemical gases, LPG and organic chemicals as well as crude oil lightering, in various financial management, operational and corporate and business development roles. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital. He has been actively involved in corporate recapitalization, financial restructurings, acquisitions, structured finance and joint venture investments. In addition to his positions within Tufton Oceanic. Mr. Lind currently serves on the boards of Maritime Capital Shipping Limited, a Bermuda-based ship-owning company, A.M. Nomikos, a Greek ship-owning company, Alislami Oceanic Shipping Company I and II, investment companies based in the Jebel Ali Free Zone and Cayman Islands, respectively, KFH Oceanic Portfolio Company, a ship investment company based in the Cayman Islands, Frilin AS, a Norwegian private investment company, and Christiania Capital Partners, a private financial advisory and consulting firm based in Norway. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

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

DIRECTORS’ COMPENSATION

Each member of our board of directors is currently paid an annual fee of $47,500, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors. We pay our chairman an additional $15,000 per year to compensate him for the extra duties incident to that office. We pay the head of our audit committee an additional $11,750 per year and an additional $4,750 per year to each of the other members of the audit committee. We pay the heads of our compensation committee and nominating and corporate governance committee an additional $8,000 each per year and an additional $1,000 per year to each of the other members of the compensation committee and nominating and corporate governance committee. We pay each director $1,250 for each board meeting attended. On May 10, 2006, we awarded each of our directors 1,000 shares of restricted stock. These shares of restricted stock vested and were issued on October 18, 2006. On November 8, 2006, each member of our board of directors was awarded 3,614 shares of restricted stock, of which 1,204 shares vested in May 2007 and 334 shares vested in May 2008.  Of the remaining 2,076 shares, 1,743 shares vest in May 2009, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions. The remaining 333 shares of restricted stock each vest in May 2009, subject to each member of our board of directors remaining a member of our board of directors. On May 9, 2007, each member of our board of directors was awarded 3,287 shares of restricted stock, of which 333 shares vested in May 2008. Of the remaining 2,954 shares, 1,525 shares vest in May 2009 and 762 shares vest in May 2010, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions. The remaining 667 shares of restricted stock each vest in two amounts in May 2009 (334 shares) and May 2010 (333 shares), subject to each member of our board of directors remaining a member of our board of directors. On May 9, 2008, each member of our board of directors was awarded 4,398 shares of restricted stock, of which 2,932 shares vest in three equal amounts in May 2009, May 2010 and May 2011, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions. The remaining 1,466 shares of restricted stock each vest in three equal amounts in May 2009, May 2010 and May 2011, subject to each member of our board of directors remaining a member of our board of directors. During the vesting period of the shares of restricted stock awarded to our directors on November 8, 2006, May 9, 2007 and May 9, 2008, each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to each director as the shares vest.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our chief executive officer, Mr. Ole Jacob Diesen, receives an annual salary of $600,000, which includes benefits. Our chief financial officer, Mr. Eirik Ubøe receives an annual salary of NOK 1,900,000, which includes benefits. In addition, each is reimbursed for expenses incurred in the performance of their duties as our executive officers and receives the equity based compensation described below. Our senior vice president, Mr. Tom R. Kjeldsberg, receives an annual salary of NOK 1,750,000.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Diesen and Mr. Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. Either the executive or we may terminate the employment agreements for any reason and at any time.

Pursuant to the current employment agreements, Mr. Diesen receives a base salary in the amount of $600,000 per year and Mr. Ubøe receives a base salary in the amount of NOK 1,900,000 per year. In addition, in connection with our IPO, both Mr. Diesen and Mr. Ubøe received a combination of stock options and restricted stock that had a grant date value of $75,000 split equally between stock options and restricted stock. The 3,125 shares of restricted stock awarded to each of Mr. Diesen and Mr. Ubøe in connection with our IPO vest in four equal amounts in October 2006, 2007, 2008 and 2009, respectively, subject to the relevant officer’s continued employment with us. The 34,723 stock options granted to each of Mr. Diesen and Mr. Ubøe have an exercise price of $12 per share and expire on October 18, 2015. On February 19, 2007, each officer exercised 11,575 options in a “cash-less” exercise and 2,352 shares were issued to each of them. On October 23, 2007, each officer exercised a further 11,574 options in a “cash-less” exercise and 2,190 shares were issued to each of them. The remaining 11,574 stock options granted to each of Mr. Diesen and Mr. Ubøe have not yet been exercised. Each executive officer is also eligible for additional grants under our 2005 Incentive Compensation Plan, as determined by the compensation committee of our board of directors. On November 8, 2006, Mr. Diesen and Mr. Ubøe were awarded 14,457 and 9,940 shares of restricted stock, respectively, of which 4,820 and 3,314, respectively, vested in May 2007 and 1,042 and 1,042, respectively, vested in May 2008. Of the remaining 8,595 and 5,584 shares, respectively, (i) 7,554 and 4,543 shares, respectively, vest in May 2009, subject to the relevant officer’s continued employment with us and certain market conditions and (ii) 1,041 each vest in May 2009, subject to the relevant officer’s continued employment with us. On May 9, 2007, Mr. Diesen and Mr. Ubøe were awarded 13,149 and 9,040 shares of restricted stock, respectively, of which 1,042 shares each vested in May 2008.  Of the remaining 12,107 awarded to Mr. Diesen, 6,683 shares and 3,341 shares, respectively, vest in May 2009 and May 2010, subject to continued employment with us and certain market conditions and the final 2,082 shares vest in two equal amounts in May 2009 and May 2010 subject to continued employment with us. Of the remaining 7,998 awarded to Mr. Ubøe, 3,944 shares and 1,972 shares, respectively, vest in May 2009 and May 2010, subject to continued employment with us and certain market conditions and the final 2,082 shares vest in two equal amounts in May 2009 and May 2010 subject to continued employment with us.  On May 9, 2008, Mr. Diesen and Mr. Ubøe were awarded 26,385 and 14,094 shares of restricted stock, respectively, of which 17,590 and 9,396 shares, respectively, vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued employment with us and certain market conditions. The remaining 8,795 and 4,698 shares of restricted stock each vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued employment with us.  During the vesting period of the shares of restricted stock awarded to Mr. Diesen and Mr. Ubøe on November 8, 2006, May 9, 2007 and May 9, 2008, Mr. Diesen and Mr. Ubøe will each be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to Mr. Diesen and Mr. Ubøe as the shares vest.

In the event that (i) we terminate either executive’s employment without cause (as such term is defined in the employment agreement), or (ii) either executive terminates his employment for good reason (as such term is defined in the employment agreement) within six months following a change of control, then we will pay such executive an amount equal to one year’s salary (also, if the executive loses his position for good reason within six months following a change of control, the executive may, at the Board’s discretion, be entitled to a payment equal to twice the executive’s annual base salary and any unvested equity wards will become fully vested). In addition, in the event an executive is terminated without cause pursuant to clause (i) above, all of his equity based compensation, including initial grants, will immediately vest and become exercisable. If an executive’s employment is terminated due to death or disability, we will continue to pay his salary through the first anniversary of such date of termination. In the event that an executive’s employment is terminated for cause, we are only obligated to pay his salary and unreimbursed expenses through the termination date.

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

We have entered into an employment agreement with Mr. Kjeldsberg that sets forth his rights and obligations as our Senior Vice President. Either we or Mr. Kjeldsberg may terminate his employment agreement for any reason at any time. Pursuant to his employment agreement, Mr. Kjeldsberg receives a base salary in the amount of NOK 1,750,000 per year. In addition, Mr. Kjeldsberg is eligible to receive equity awards pursuant to the 2005 Incentive Compensation Plan. On May 9, 2007, Mr. Kjeldsberg was awarded 8,218 shares of restricted stock, of which of which 913 shares vested in May 2008. Of the remaining 7,305 shares, 3,653 shares vest in May 2009 and 1,826 shares vest in May 2010, subject to continued employment with us and certain market conditions. The remaining 1,826 shares of restricted stock each vest in two equal amounts in May 2009 and May 2010, subject to continued employment with us. On May 9, 2008, Mr. Kjeldsberg was awarded 13,011 shares of restricted stock, of which 8,674 shares vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued employment with us and certain market conditions. The remaining 4,337 shares of restricted stock each vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued employment with us. During the vesting period of the shares of restricted stock awarded to Mr. Kjeldsberg on May 9, 2007 and May 9, 2008, Mr. Kjeldsberg will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award. These additional shares will be transferred to Mr. Kjeldsberg as the shares vest.

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

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term. Each of our directors was initially elected in July 2005. The term of our Class I director, Mr. Erik Lind, expires in 2011; the term of our Class III director, Mr. Rolf Wikborg, expires in 2009; and the term of our Class II director, Ms. Randee Day, expires in 2010. Mr. Wikborg was re-elected as our Class III director at our annual stockholders meeting on June 22, 2006, Ms. Day was re-elected as our Class II director at our annual stockholders meeting on June 20, 2007 and Mr. Lind was re-elected as our Class I director at our annual stockholders meeting on June 18, 2008.

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

As of December 31, 2008, we had 3 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Shareholders”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group. Following the completion of our IPO we have one class of common stock outstanding and each outstanding share will be entitled to one vote.

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

	Number of Shares	Percentage of Outstanding Shares
Persons owning more than 5% of a class of our equity securities
American Century Companies, Inc. (1)	2,185,812	5.6
Directors
Erik A. Lind(2)(3)	20,464	*
Randee Day(2)	14,464	*
Rolf A. Wikborg(2)	12,464	*
Executive Officers
Ole Jacob Diesen(4)	62,237	*
Eirik Ubøe(5)	41,226	*
Tom R. Kjeldsberg(6)	21,318	*
Directors and executive officers as a group (6 persons)(7)	162,173	*

* Less than 1%
(1)Based on a Schedule 13G filed by American Century Companies, Inc with the Commission on February 13, 2009.
(2)Includes 9,428 shares of restricted stock subject to vesting conditions.
(3)Includes 8,000 shares owned by a company associated with Erik Lind’s family.
(4)Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015. Includes 47,868 shares of restricted stock subject to vesting conditions.
(5)Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015. Includes 28,457 shares of restricted stock subject to vesting conditions.
(6)Includes 20,316 shares of restricted stock subject to vesting conditions.
(7)Includes 124,925 shares of restricted stock subject to vesting conditions.

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

Historically, we paid quarterly dividends to the holders of our common stock in March, June, September and December of each year, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board. In January 2008, our board of directors approved a new dividend policy to provide shareholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $0.25 per share.  The dividends paid related to the four quarters of 2008 and amounted to $0.25, $0.25, $0.30 and $0.30 per share, respectively.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We do not expect to pay any income taxes in the Marshall Islands. We also do not expect to pay any income taxes in the United States. Please see the sections of this report entitled “Item 10. Additional Information—Taxation.”

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

Our common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “DHT.” The following table lists the high and low closing market prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2006	$16.44	$12.10
December 31, 2007	18.73	11.64
December 31, 2008	12.61	3.25

Quarter ended:
March 31, 2006	14.25	12.57
June 30, 2006	13.50	12.10
September 30, 2006	15.49	12.25
December 31, 2006	16.44	13.01
March 31, 2007	16.42	13.91
June 30, 2007	16.75	14.60
September 30, 2007	18.73	13.62
December 31, 2007	15.70	11.64
March 31, 2008	12.61	9.32
June 30, 2008	12.20	9.85
September 30, 2008	10.14	6.14
December 31, 2008	6.75	3.25

Month ended:
September 30, 2008	9.40	6.14
October 31, 2008	6.75	3.25
November 30, 2008	5.68	3.88
December 31, 2008	6.13	4.68
January 31, 2009	6.88	5.42
February 28, 2009	6.78	4.95

5.	TYPE AND CLASS OF SECURITIES Not applicable.

6.	LIMITATIONS OF SECURITIES Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED Not applicable.

B.	PLAN OF DISTRIBUTION
Not applicable.

C.	MARKETS FOR STOCK
Our common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS
Not applicable.

E.	DILUTION FROM OFFERING
Not applicable.

F.	EXPENSES OF OFFERING
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
Not applicable.

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2008, we had outstanding 39,238,807 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

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

TRANSFER AGENT

The registrar and transfer agent for our common stock is BNY Mellon Shareowner Services LLC.

LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “DHT.”

C.	MATERIAL CONTRACTS

Other than the Executive Officer Employment Agreements (described below), the Charters, the Ship Management Agreements (as amended), our Guarantees and our Secured Loan Facility Agreement (as amended), we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Ole Jacob Diesen and Mr. Eirik Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. Either the executive or we may terminate the employment agreements for any reason and at any time. We have also entered into an employment agreement with Mr. Tom R. Kjeldsberg that sets forth his rights and obligations as our Senior Vice President. Either Mr. Kjeldsberg or we may terminate the employment agreement at any time. For additional information on these agreements see “Item 6. Directors, Senior Management and Employees─Executive Compensation, Employment Agreements.”

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

Cravath, Swaine & Moore, LLP (“Tax Counsel”) provided us with an opinion dated August 8, 2008 stating that it was more likely than not that we are not a PFIC. This opinion was based on our operations and certain representations made by us (and prior representations made by OSG) and ourselves, including representations that the terms of each ship management agreement and time charter, taken as a whole, as well as certain specific terms in each agreement, were in accordance with normal commercial practice for agreements made at arm’s length between unrelated parties. Based on the foregoing, Tax Counsel concluded that, although there was no legal authority directly on point, the gross income we derived from the time chartering activities of our subsidiaries more likely than not constituted services income, rather than rental income. Consequently, such income more likely than not did not constitute passive income, and the assets that we or our wholly owned subsidiaries owned and operated in connection with the production of such income, in particular, the vessels, more likely than not did not constitute passive assets for purposes of determining whether we were a PFIC. Tax Counsel stated that there was legal authority supporting its position, consisting of case law and IRS pronouncements, concerning the characterization of income derived from time charters as services income for other tax purposes. However, there was no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to that of us. In addition, the opinion of Tax Counsel was based on representations made by us (and prior representations made by OSG) that were not reviewed by the IRS. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. We have not materially changed our operations since the time the opinion was given, and believe that the representations given to Tax Counsel at the time of the opinion remain true and accurate. We therefore believe that we have not been, and are not currently, a PFIC, even after taking into account the new bareboat charters with respect to the Overseas Newcastle and Overseas London. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

I.	SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See “Item 5. Operating and Financial Review and Prospects.”
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

              Not applicable.

Use of Proceeds

                      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and its chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of DHT Maritime, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2008 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management has determined that the Company’s internal controls over financial reporting were effective as of December 31, 2008 based on the criteria in Internal Control—Integrated Framework issued by COSO.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

The Company’s board of directors has determined that Ms. Randee Day is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F. Ms. Day is “independent,” as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees including its Chief Executive Officer (its principal executive officer) and Chief Financial Officer (its principal accounting officer). The Company has posted this Code of Ethics to its website at www.dhtmaritime.com, where it is publicly available. In addition, the Company will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young LLP, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2007 and 2008.

Fees	2007	2008
Audit Fees(1)	$220,000	$225,000
Audit-Related Fees(2)	138,700	51,500
Total	$358,700	$276,500

(1)
Audit fees for 2007 and 2008 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2007 and 2008, respectively.

(2)
Audit-related fees for 2008 consisted of $39,500 in respect of assistance with preparation of a registration statement on Form F-3 for the relating to the issue of 9.2 million shares and $12,000 relating to assistance with a transaction which did not materialize. Audit-related fees for 2007 consisted of $34,000 in respect of assistance with preparation of a registration statement on Form F-3 relating to the sale of 8,751,500 shares by OSG. We were reimbursed by OSG for these expenses. Audit-related fees for 2007 also includes a further $55,700 related to assistance with a transaction which did not materialize and $49,000 related to assistance with preparation of a registration statement on Form F-3 for the offer of securities up to a total dollar amount of $200 million.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2008.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are fully compliant with the listing standards of the New York Stock Exchange applicable to foreign private issuers.  Our corporate governance practices do not significantly differ from those followed by U.S. companies listed on the New York Stock Exchange.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.
ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young LLP, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1	Restated Articles of Incorporation of DHT Maritime, Inc.

1.2	Bylaws of DHT Maritime, Inc.

2.1*	Form of Common Share Certificate.

2.2*	Registration Rights Agreement.

4.1.1*	Form of Credit Agreement.

4.1.2******	Amendment No. 1 to Credit Agreement.

4.2.1*	Time Charter ─ Overseas Ann.

4.2.2*	Time Charter ─ Overseas Chris.

4.2.3*	Time Charter ─ Overseas Regal.

4.2.4*	Time Charter ─ Overseas Cathy.

4.2.5*	Time Charter ─ Overseas Sophie.

4.2.6*	Time Charter ─ Overseas Rebecca.

4.2.7*	Time Charter ─ Overseas Ania.

4.2.8*******	Amendment to Time Charter ─ Overseas Ania.

4.2.9*******	Amendment to Time Charter ─ Overseas Ann.

4.2.10*******	Amendment to Time Charter ─ Overseas Cathy.

4.2.11*******	Amendment to Time Charter ─ Overseas Chris.

4.2.12*******	Amendment to Time Charter ─ Overseas Rebecca.

4.2.13*******	Amendment to Time Charter ─ Overseas Regal.

4.2.14*******	Amendment to Time Charter ─ Overseas Sophie.

4.3.1**	Memorandum of Agreement ─ Overseas Newcastle.

4.3.2**	Memorandum of Agreement ─ Overseas London.

4.4.1*	Ship Management Agreement ─ Overseas Ann.

4.4.2*	Ship Management Agreement ─ Overseas Chris.

4.4.3*	Ship Management Agreement ─ Overseas Regal.

4.4.4*	Ship Management Agreement ─ Overseas Cathy.

4.4.5*	Ship Management Agreement ─ Overseas Sophie.

4.4.6*	Ship Management Agreement ─ Overseas Rebecca.

4.4.7*	Ship Management Agreement ─ Overseas Ania.

4.5.1***	Amendment to Ship Management Agreement ─ Overseas Ann.

4.5.2***	Amendment to Ship Management Agreement ─ Overseas Chris.

4.5.3***	Amendment to Ship Management Agreement ─ Overseas Regal.

4.5.4***	Amendment to Ship Management Agreement ─ Overseas Cathy.

4.5.5***	Amendment to Ship Management Agreement ─ Overseas Sophie.

4.5.6***	Amendment to Ship Management Agreement ─ Overseas Rebecca.

4.5.7***	Amendment to Ship Management Agreement ─ Overseas Ania.

4.5.8*******	Ship Management Agreement.

4.6*	Charter Framework Agreement.

4.7*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement.

4.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.

4.9*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters.

4.10*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.

4.11*******	Employment Agreement of Ole Jacob Diesen.

4.11.1*	Indemnification Agreement of Ole Jacob Diesen.

4.12****	Employment Agreement of Eirik Ubøe.

4.12.1****	Indemnification Agreement of Eirik Ubøe.

4.13*****	Employment Agreement of Tom R. Kjeldsberg.

4.14*	2005 Incentive Compensation Plan.

8.1**	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.

14.1	Consent of Independent Registered Public Accounting Firm.

*	Incorporated herein by reference from the Company’s Registration Statement on Form F-1 (File No. 333 -128460).
**	Incorporated herein by reference from the Company’s Registration Statement on Form F-3 (File No. 333-147001).
***	Incorporated herein by reference from the Company’s Form 6-K filed on May 17, 2007.
****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).
*****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-32640).
******	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-32640).
*******	Incorporated herein by reference from the Company’s Form 6-K filed on February 12, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT Maritime, Inc.

Date: March 12, 2009	By:	/s/ OLE JACOB DIESEN
Name: Ole Jacob Diesen
Title: Chief Executive Officer (Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Maritime, Inc.
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DHT Maritime, Inc.

We have audited DHT Maritime, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DHT Maritime, Inc. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, cash flows, and changes in stockholder’s equity for each of the three years in the period ended December 31, 2008 and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DHT Maritime, Inc.

We have audited the accompanying consolidated balance sheets of DHT Maritime, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company  at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2009, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 11, 2009

 DHT Maritime, Inc.
Consolidated Balance Sheets
as of December 31

	2008	2007
	(Dollars in thousands, except Share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	$59,020	$10,365
Voyage receivables from OSG	8,791	1,547
Prepaid expenses	382	318
Prepaid technical management fee to OSG	768	1,357

Total current assets	68,961	13,587
Vessels, net of accumulated depreciation	462,387	398,005
Deferred debt issuance costs	1,148	1,337
Deposits for vessel acquisition	—	9,145
Deferred equity offering cost	—	134

Total assets	$532,496	$422,208

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$6,400	$4,409
Unrealized loss on interest rate swap	26,418	10,218
Deferred shipping revenues	7,855	7,006
Current installment of long-term debt	—	75,000

Total current liabilities	40,673	96,633

Long-term liabilities
Long-term debt	344,000	253,700

Stockholders’ equity
Preferred stock ($0.01 par value, 1,000,000 shares authorized, none issued)	—	—
Common stock ($0.01 par value, 100,000,000 authorized, 39,238,807 and 30,030,811 shares issued and outstanding, respectively).	392	300
Paid-in additional capital	200,570	108,760
Retained earnings/(deficit)	(26,721)	(26,967)
Accumulated other comprehensive income/(loss)	(26,418)	(10,218)

Total stockholders’ equity	147,823	71,875

Total liabilities and stockholders’ equity	$532,496	$422,208

See notes to accompanying financial statements.

DHT Maritime, Inc.
Consolidated Statements of Operations
Years Ended December 31

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
(Dollars in thousands except per share amounts)
Shipping revenues	$114,603	$81,427	$86,793

Ship Operating Expenses:
Vessel expenses	21,409	19,423	18,690
Depreciation and amortization	25,948	17,271	16,915
General and administrative	4,766	3,775	2,389

Total ship operating expenses	52,123	40,469	37,994

Income from vessel operations	62,480	40,958	48,799

Interest income	1,572	962	908
Interest expense and amortization of deferred debt issuance costs	(21,904)	(14,457)	(13,957)

Income before income taxes	42,148	27,463	35,750
Provision for income taxes	—	—	—

Net Income	$42,148	$27,463	$35,750

Basic net income per share	$1.17	$0.91	$1.19

Diluted net income per share	$1.17	$0.91	$1.19

Cash dividends declared and paid per share	$1.15	$1.58	$1.74

Shares used in computing basic net income per share	36,055,422	30,024,407	30,007,000
Shares used in computing diluted net income per share	36,055,422	30,036,523	30,016,352

See notes to accompanying financial statements.

DHT Maritime, Inc.
Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock
	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
	(Dollars in thousands)

Balance at December 31, 2005	30,006,250	$300	$108,272	$9,469	$(807)	$117,234

Net Income	—	—	—	35,750	—	35,750
Other Comprehensive Income, effect of derivative instruments	—	—	—	—	2,519	2,519

Other Comprehensive Income	—	—	—	—	—	—

Cash dividends declared and paid	—	—	—	(52,211)	—	(52,211)
Compensation related to options and restricted stock	—	—	123	—	—	123
Issuance of restricted stock awards	3,000	—	—	—	—	—

Balance at December 31, 2006	30,009,250	$300	$108,395	$(6,992)	$1,712	$103,415

Net Income	—	—	—	27,463	—	27,463

Other Comprehensive Income, effect of derivative instruments	—	—	—	—	(11,930)	(11,930)

Other Comprehensive Income	—	—	—	—	—	15,533
Cash dividends declared and paid	—	—	—	(47,438)	—	(47,438)
Compensation related to options and restricted stock	—	—	365	—	—	365
Issuance of restricted stock awards	21,561	—	—	—	—	—

Balance at December 31, 2007	30,030,811	$300	$108,760	$(26,967)	$(10,218)	$71,875

Net Income	—	—	—	42,148	—	42,148
Other Comprehensive Income, effect of derivative instruments	—	—	—	—	(16,200)	(16,200)

Other Comprehensive Income	—	—	—	—	—	25,948
Cash dividends declared and paid	—	—	—	(41,902)	—	(41,902)
Issuance of Common Stock	9,200,000	92	91,334	—	—	91,426
Compensation related to options and restricted stock	—	—	476	—	—	476
Issuance of restricted stock awards	7,996	—	—	—	—	—

Balance at December 31, 2008	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823

See notes to accompanying financial statements.

DHT Maritime, Inc. Consolidated Statements of Cash Flow
Years Ended December 31
(dollars in thousand)

	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$42,148	$27,463	$35,750
Items included in net income not affecting cash flows:
Depreciation and amortization	25,948	17,272	16,914
Amortization of debt issuance cost	189	165	160
Deferred compensation related to options and restricted stock granted	476	365	123
Changes in operating assets and liabilities:
Receivables	(7,244)	2,462	1,497
Prepaid expenses	525	(20)	(50)
Accounts payable, accrued expenses and deferred revenue	2,840	1,790	(396)

Net cash provided by operating activities	65,016	49,363	53,998

Cash Flows from Investing Activities:
Expenditures for vessels	(81,185)	(92,700)	—
Decrease/(increase) in vessel acquisition deposit	—	(9,145)

Net cash (used in) investing activities	(81,185)	(101,845)	—

Cash Flows from Financing Activities:
Issuance of common stock	91,426	—	—
Issuance of long-term debt, net of issuance costs	90,300	92,605	—
Cash dividends paid	(41,902)	(47,438)	(52,211)
Deferred Offering Costs	134	(134)	—

Repayment of long-term debt	(75,000)	—	—

Net cash provided by/(used in) financing activities	64,958	45,033	(52,211)

Net increase/(decrease) in cash and cash equivalents	48,655	(7,315)	1,787
Cash and cash equivalents at beginning of period	10,365	17,680	15,893

Cash and cash equivalents at end of period	$59,020	$10,365	$17,680

Interest paid	$20,750	$13,752	$13,686

See notes to accompanying financial statements.

NOTES TO DHT MARITIME, INC.
CONSOLIDATED FINANCIAL STATEMENTS

General

DHT Maritime, Inc. (the “Company”) was incorporated under the name of Double Hull Tankers, Inc. on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, the Company completed its initial public offering (“IPO”) by issuing and selling to the public 16,000,000 common shares, par value $0.01 per share, at a price to the public of $12.00 per share, raising gross proceeds of $192.0 million before deduction of underwriting discounts, commissions and expenses of approximately $13.8 million. On the date of the IPO, the Company also raised $236 million of secured debt (before expenses of approximately $1.6 million). Simultaneously with the IPO, the Company acquired seven double hull tankers, comprising our initial fleet, consisting of three very large crude carriers, or VLCCs, and four Aframax vessels (collectively, the “Initial Vessels”) from subsidiaries of OSG in exchange for cash and shares of the Company’s common stock. The Company chartered the Initial Vessels back to subsidiaries of OSG. The aggregate purchase price for the Initial Vessels was $580.6 million, of which $412.6 million was in the form of cash and $168 million in the form of common stock. The Company treated the excess of the purchase price over OSG’s $343.0 million aggregate book value of the Initial Vessels, or $237.6 million, as a deemed dividend to OSG.

During the first half of 2007, wholly owned subsidiaries of OSG sold all of their shares of the Company’s common stock. The Company did not receive any proceeds from the sale of the shares.

On December 4, 2007, the Company acquired a Suezmax tanker, the Overseas Newcastle, for $92.7 million and on January 28, 2008, the Company acquired a Suezmax tanker, the Overseas London, for $90.3 million.  Both vessels are chartered to OSG. These vessels and the Initial Vessels are collectively referred to as the “Vessels.”

The Vessels are owned by nine Marshall Islands subsidiaries of the Company (the “Vessel Subsidiaries”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309,966	Marshall Islands	1997
Newcastle Tanker Corporation	Overseas Newcastle	164,626	Marshall Islands	2001
London Tanker Corporation	Overseas London	152,923	Marshall Islands	2000
Cathy Tanker Corporation	Overseas Cathy	112,028	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94,873	Marshall Islands	1994

Effective October 18, 2005, the Company chartered the Initial Vessels to subsidiaries of OSG for initial terms of five to six and one-half years at basic hire amounts which are essentially fixed. In addition, the time charter arrangements include a profit sharing component that gives the Company the opportunity to earn additional hire when the Initial Vessel earnings exceed the basic hire amounts set forth in the charters. From October 18, 2005 to December 31, 2008, the seven Initial Vessels operated in the Tankers International Pool and the Aframax International Pool (except the Overseas Ania which left the Aframax International Pool in July 2008).  The Company expects the potential to earn additional hire will benefit from the utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and fuel consumption, and actual on-hire performance.  Effective July 1, 2008, the Overseas Ania left the Aframax International Pool and is chartered by OSG to its wholly-owned subsidiary, OSG Lightering, at $29,000 per day until October 2010. The rate of $29,000 per day serves as the basis for the vessel’s profit sharing under its charter.

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

On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods. For the Overseas Ania and Overseas Rebecca, OSG extended for a period of 18 months after the initial charter periods expire in October 2010 at the basic charter rate set forth in the applicable charter. For the Overseas Cathy, Overseas Sophie, Overseas Ann, Overseas Chris and Overseas Regal, OSG extended for a period of 12 months following the expiry of the initial charter periods between April 2011 and April 2012. The basic charter hire rate for the extension periods for these five vessels will be either the basic charter rate stipulated in the applicable charter or, if the one-year time charter rate is lower, a base rate which is no more than $5,000 per day below the basic charter rate stipulated in the charters.  The profit sharing arrangement, whereby DHT earns an additional amount equal to 40% of the excess of vessels’ actual net daily earnings calculated on a four quarter rolling basis, will remain in place for all vessels.

Effective October 18, 2005, the Company also entered into ship management agreements with Tanker Management, a wholly-owned subsidiary of OSG. The ship management agreements provided for the technical management of the Initial Vessels in exchange for a fee that was fixed for the first two years of each agreement, with OSG only permitted to terminate each agreement upon 90 days’ prior written notice to the Company following October 18, 2007.  On May 11, 2007, the Company and OSG reached an agreement whereby OSG deferred its right to terminate each agreement upon 90 days’ prior written notice until after October 18, 2008. The basic hire rate for each of the Initial Vessels and the technical management fee was payable monthly in advance. Recently, the Company entered into new ship management agreements with Tanker Management for the Vessels under time charter with effect from January 16, 2009.  The new ship management agreements are described in Note J.

Effective December 4, 2007, the Company bareboat chartered the Overseas Newcastle to OSG for a term of seven years. The basic bareboat charter rate is $26,343 per day for the first three years of the charter term, and is reduced to $25,343 per day for the last four years of the charter term. In addition to the bareboat charter rate, the Company will, through the profit sharing element of the charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average. At the end of the seven year bareboat charter term, OSG has the right to acquire the vessel for $77 million. Effective January 28, 2008, the Company bareboat chartered the Overseas London to OSG for a term of ten years. The basic bareboat charter rate is $26,630 per day throughout the period. OSG has the right to acquire the vessel at the end of the eighth, ninth and tenth years of the charter term at a price of $71 million, $67 million and $60 million, respectively. If OSG elects to exercise its purchase option, the Company will, in addition to the purchase option price, receive an amount equal to 40% of the difference between the market price of the vessel at the time the purchase option is exercised and the purchase option price.

On April 29, 2008, the Company issued 8 million shares of common stock, in a public offering and on May 9, 2008, the underwriters exercised their overallotment option for an additional 1.2 million shares.  The total net proceeds to the Company as a result of the issue of the 9.2 million shares were approximately $91.4 million.

Following the approval of the shareholders at the Company’s Annual General Meeting on June 18, 2008, the Company changed its name from Double Hull Tankers, Inc. to DHT Maritime, Inc.

Note A—Summary of significant accounting policies:

Basis of presentation and accounting

The DHT Maritime, Inc. consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation or combination.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Cash and cash equivalents of $59.0 million as of December 31, 2008 are pledged as described in Note D and are held at a single financial institution. The carrying value of cash and cash equivalents approximates its fair value.

Vessels

At October 18, 2005, the Company recorded the Initial Vessels at their historical cost to OSG. The Initial Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Initial Vessels’ remaining life at the date of acquisition from OSG. The Overseas Newcastle and the Overseas London are being depreciated over a period of 18 years. Each vessel’s salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Accumulated depreciation was $173.8 million and $147.9 million at December 31, 2008 and 2007, respectively. Vessel deposit at December 31, 2007 were applied to payment for the Overseas London in 2008.

At October 18, 2005, the Company recorded the Initial Vessels at their historical cost to OSG. The Initial Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Initial Vessels’ remaining life at the date of acquisition from OSG. The Overseas Newcastle and the Overseas London are being depreciated over a period of 18 years. Each vessel’s salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Accumulated depreciation was $173,829,825 and $147,881,505 at December 31, 2008 and 2007, respectively.

Deferred drydock expenditures

On October 18, 2005, the Company entered into ship management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its Initial Vessels in exchange for a fixed fee for each vessel. As part of the ship management agreement, OSG was responsible for drydocking costs. These agreements were terminated effective January 16, 2009.

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

Deferred finance charges

Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense over the life of the related debt. Amortization of deferred finance charges amounted to $189,227 in 2008, $164,868 in 2007 and $159,996 in 2006.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters.

For time and bareboat charters, time charter equivalent revenues represent shipping revenues less brokerage commissions, if applicable, which are included in voyage expenses.

The Initial Vessels operated in either the Tankers International Pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2008, except the Overseas Ania which left the Aframax International pool as of July 1, 2008 and is chartered by OSG to its wholly-owned subsidiary, OSG Lightering. For vessels operating in such pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of all of the time charters and one of the bareboat charters that the Company has entered into with subsidiaries of OSG with respect to its Vessels, the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

On October 18, 2005, and as subsequently amended, the Company entered into ship management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its seven Initial Vessels in exchange for a fixed fee. As part of the ship management agreements, OSG was responsible for drydocking costs.

The Company entered into new ship management agreements with Tanker Management for the Initial Vessels with effect from January 16, 2009.  The new ship management agreements are described in Note J.

Derivatives

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Investments and Hedging Activities” (“FAS 133”) requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative is an effective hedge, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income.

The Company uses interest rate swaps to convert interest-bearing debt from floating to fixed rate. The swaps are designated and qualify as cash flow hedges. The Company assumes no ineffectiveness since the interest rate swaps meet the conditions required under FAS 133 to apply the critical terms method for prepayable debt.

Fair Value Measurement

SFAS 157 defines three levels of inputs that may be used to measure fair value and requires that the assets or liabilities carried at fair value be disclosed by the input level under which they were valued. The input levels defined under SFAS 157 are as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than defined in Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are not corroborated by observable market data.

The following table summarizes assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008 (in millions):

	December 31, 2008 Fair Value Asset (Liability)
(Dollars in thousands	Level 2	Total
Derivatives
Liabilities	$(26,400)	(26,400)

Derivative liabilities relate to interest rate swaps.

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

Concentration of risk

All of the Company’s vessels are chartered to OSG.  All of the Company’s debt and counterparty for its interest rate swaps are the same financial institution.

Adoption of new accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Effective January 1, 2008, the Company adopted the provisions of SFAS 157 related to financial assets and liabilities, as well as other assets and liabilities carried at fair value on a recurring basis. These provisions, which have been applied prospectively, did not have a material impact on the Company’s consolidated financial statements. Certain other provisions of SFAS 157 related to other nonfinancial assets and liabilities will be effective for the Company on January 1, 2009, and will be applied prospectively. The Company is currently evaluating the impact the provisions of SFAS 157 related to other nonfinancial assets and liabilities will have on the consolidated financial position, results of operations or cash flows of the Company.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133" ("FAS 161"). FAS 161 requires qualitative disclosures about an entity's objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. FAS 161 allows, but does not require comparative disclosures for earlier periods at initial adoption.

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

Note B—Earnings per common share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

(Dollars in thousands) for the years ended December 31,	2008	2007	2006

Net income	$42,148	$27,463	$35,750
Common shares outstanding, basic:
Weighted average shares outstanding, basic	36,055,422	30,024,407	30,007,000

Common shares outstanding, diluted:
Weighted average shares outstanding, basic	36,055,422	30,024,407	30,007,000
Dilutive equity awards

	—	12,116	9,352
Weighted average shares outstanding, diluted	36,055,422	30,036,523	30,016,352

The anti-dilutive effects of equity awards that were excluded from the calculation of diluted earnings per share were not material for each of the three years in the period ended December 31, 2008.

Note C—Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	December 31,
	2008	2007
Interest	$3,883,000	$3,137,000
Insurance	171,000	268,000
Accounts payable	126,000	55,000
Other	2,220,000	949,000
	$6,400,000	$4,409,000

Note D—Debt:

On October 18, 2005, the Company entered into a $401 million secured credit facility with The Royal Bank of Scotland (“RBS”) for a term of ten years, with no principal amortization for the first five years. The Company is the borrower under the credit facility and each of the Vessel Subsidiaries has guaranteed its performance thereunder. The facility is secured by, among other things, first priority mortgages on the Vessels, assignments of earnings and insurances and the Company’s rights under the charters for the Vessels and the ship management agreements, and a pledge of the balances in the Company’s bank accounts. The credit facility provides that the Company may not pay dividends if the charter-free market value of the Company’s vessels that secure the credit facility is less than 135% of the Company’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Interest is payable quarterly in arrears.

A term loan of $236 million was borrowed on October 18, 2005 to fund a portion of the purchase price for the Initial Vessels that we acquired from OSG.  On November 29, 2007, the secured credit facility was amended to increase the total commitment thereunder to $420 million, which included a $184 million vessel acquisition facility, which was used to fund the entire purchase price of two new Suezmaxes, the Overseas Newcastle and the Overseas London.  Following the amendment, the credit facility was repayable with one installment of $75 million due in 2008 and, commencing on January 18, 2011, with 27 quarterly installments of $9,075,000 until its final maturity in 2017, when a final payment of approximately $109 million will be due. The first installment of $75 million was paid in October 2008.

Borrowings under the initial $236 million term loan bear interest at an annual rate of the London interbank offered rate (“LIBOR”) plus a margin of 0.70%. Borrowings under the vessel acquisition facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we entered into an interest rate swap on October 18, 2005, pursuant to which we fixed the interest rate for five years on the full amount of our $236 million term loan at 5.60%. On October 16, 2007, we entered into a floating-to-fixed interest rate swap with a notional amount of $100,000,000 pursuant to which the Company pays a fixed rate of 5.95% and receives a floating rate based on LIBOR. The swap expires on January 18, 2013. This swap was entered into to fix the interest on the borrowings to fund the acquisition of the Overseas Newcastle and the Overseas London (see Note F).

We were required to pay a $1.5 million fee in connection with the arrangement of our credit facility in October 2005, and a commitment fee of 0.3% per annum, payable quarterly in arrears, on the undrawn portion of the facility. We were required to pay an arrangement fee of $95,000 in October 2007 in connection with the increase in our credit facility from $401 million to $420 million.

The effective interest rate for debt outstanding at December 31, 2008 and 2007, was 5.69% and 5.7%, respectively as a result of related interest rate swaps (Note E).

As of December 31, 2008 and 2007, all of the net book amount of the Company’s Vessels, is pledged as collateral under the debt agreement.

The carrying amounts of the loans approximate their fair value.

Note E—Derivatives:

As of December 31, 2008, the Company is party to two floating-to-fixed interest rate swaps that are being accounted for as cash flow hedges with notional amounts of $236,000,000 and $100,000,000, respectively, pursuant to which the Company pays a fixed rate of 5.6% and 5.95%, respectively and receives a floating rate based on LIBOR. The swaps expire on October 18, 2010 and January 18, 2013, respectively. As of December 31, 2008, the Company has recorded a liability of $26,418,060 relating to the fair value of the swaps. This unrealized loss has been recorded to accumulated other comprehensive income/(loss). The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date.

Note F—Accumulated other comprehensive income/(loss):

All of other comprehensive income / (loss) for the years relates to changes in the fair value of interest rate swaps.  At December 31, 2008 and 2007, accumulated comprehensive income consisted of the unrealized gains and losses on interest rate swaps.

Note G—Taxes:

No income taxes have been provided herein because the Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated.

Note H—Stock Compensation:

In October 2005, the Company awarded a total of 6,250 shares of restricted common stock to its officers. These shares are non-transferable until they vest, which occurs ratably over a four-year period. The aggregate fair market value of the shares on the grant date, $75,000, is being amortized to compensation expense over the vesting period of four years, using the straight-line method. In addition, also in October 2005, the Company awarded its officers stock options to purchase a total of 69,446 shares of common stock at an exercise price of $12.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The Company follows Financial Accounting Standards Board Statement No. 123 (R), “Share-Based Payment” and related Interpretations in accounting for its stock-based compensation. The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.69%, dividend yield of 10.42%, expected stock price volatility of 0.31 and expected life of 6 years. The aggregate fair market value of the stock options on the grant date, $75,000, was amortized to compensation expense over the vesting period of three years, using the straight-line method.

On February 19, 2007, the officers exercised 23,150 options in a “cash-less” exercise and 4,704 shares were issued. On October 23, 2007, the officers exercised 23,148 options in a “cash-less” exercise and 4,380 shares were issued. There are 23,148 options remaining which have not been exercised.

The Company awarded a total of 3,000 shares of restricted common stock to its directors on May 10, 2006. These restricted shares vested on October 18, 2006. At the date of the award, the fair market value of the Company’s common stock was $12.79 per share. The aggregate fair market value of the shares on the grant date was amortized to expense over five months, using the straight-line method.

The Company awarded a total of 24,397 shares of restricted common stock to its officers on November 8, 2006, of which 6,250 shares vest in three equal amounts in May 2007, May 2008 and May 2009, subject to continued employment and 18,147 shares vest in three equal amounts in May 2007, May 2008 and May 2009, subject to continued employment and certain market conditions.  At the date of the award, the fair market value of the Company’s common stock was $13.785 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from November 2006 to May 2009.

The Company awarded a total of 10,842 shares of restricted common stock to its directors on November 8, 2006, of which 3,000 shares vest in three equal amounts in May 2007, May 2008 and May 2009, subject to continued office and 7,842 shares vest in three equal amounts in May 2007, May 2008 and May 2009, subject to continued office and certain market conditions. At the date of the award, the fair market value of the Company’s common stock was $13.785 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from November 2006 to May 2009.

The Company awarded a total of 30,407 shares of restricted common stock to its officers on May 9, 2007, of which 8,989 shares vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued employment and 21,418 shares vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued employment and certain market conditions.  At the date of the award, the fair market value of the Company’s common stock was $16.10 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from May 2007 to May 2010.

The Company awarded a total of 9,861 shares of restricted common stock to its directors on May 9, 2007, of which 3,000 shares vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued office and 6,861 shares vest in three equal amounts in May 2008, May 2009 and May 2010, subject to continued office and certain market conditions. At the date of the award, the fair market value of the Company’s common stock was $16.10 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from May 2007 to May 2010.

The Company awarded a total of 53,490 shares of restricted common stock to its officers on May 9, 2008, of which 17,830 shares vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued employment and 35,660 shares vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued employment and certain market conditions.  At the date of the award, the fair market value of the Company’s common stock was $10.60 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from May 2008 to May 2011.

The Company awarded a total of 13,194 shares of restricted common stock to its directors on May 9, 2008, of which 4,398 shares vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued office and 8,796 shares vest in three equal amounts in May 2009, May 2010 and May 2011, subject to continued office and certain market conditions.  At the date of the award, the fair market value of the Company’s common stock was $10.60 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from May 2008 to May 2011.

Activity with respect to restricted common stock is summarized as follows:

Nonvested Shares Outstanding at December 31, 2005	6,250
Granted	38,239
Vested	(4,564)
Forfeited	—
Nonvested Shares Outstanding at December 31, 2006	39,925
Granted	40,268
Vested	(13,308)
Forfeited	—
Nonvested Shares Outstanding at December 31, 2007	66,885
Granted	66,684
Vested	(8,644)
Forfeited	—
Nonvested Shares Outstanding at December 31, 2008(1)	124,925

(1) 96,641 shares relate to the officers of the Company and 28,284 shares relate to the board of directors.

Activity with respect to stock options is summarized as follows:

Options Outstanding at December 31, 2005	69,446
Granted	—
Exercised	—
Forfeited	—
Options Outstanding at December 31, 2006	69,446
Granted	—
Exercised	(46,298)
Forfeited	—
Options Outstanding at December 31, 2007	23,148
Granted	—
Exercised	—
Forfeited	—
Vested and Exercisable Options Outstanding at December 31, 2008	23,148

Total stock-based compensation expense was $475,541 in 2008, $365,536 in 2007 and $122,561 in 2006.

Note I—Charters-out:

The future minimum revenues expected to be received from the time charters and bareboat charters for the Company’s nine Vessels and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

	Amount	Revenue Days
2009	89,417,180	3,167
2010	92,184,580	3,257
2011	91,293,680	3,197
2012	64,318,752	2,197
2013	23,459,780	851
Thereafter	48,217,666	1,827

Net minimum charter payments	$408,891,638	14,496

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

Note J—Subsequent events:

Tanker Management, a wholly owned subsidiary of OSG, exercised its right to cancel the technical management agreements for the Initial Vessels, which had been in place since October 18, 2005. The Company entered into new technical management agreements with Tanker Management effective January 16, 2009.  Under the Initial Vessels’ old technical agreements with Tanker Management, the Company paid a fixed cost for the technical management of the vessels.  However, under the Initial Vessels’ new technical management agreements, the Company will pay the actual cost associated with the technical management of the vessels plus a management fee.

On February 10, 2009, the Company declared a dividend of $11,780,224, or $0.30 per share payable on March 5, 2009 to stockholders of record as of February 26, 2009.