Form 20-F
period 2009-12-31
DHT Holdings, Inc.
filed 2010-03-25
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  2054

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number:  001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
26 New Street
St.  Helier, Jersey, JE23RA
Channel Islands
(Address of principal executive offices)
Eirik Ubøe
Tel: +44 1534 639759
26 New Street
St.  Helier, Jersey, JE23RA
Channel Islands
(Insert name, telephone, e-mail and/or facsimile number and address of company contact person)
______________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common stock, par value $0.01 per share	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  48,675,897 common stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐       No ☒

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

Large Accelerated Filer ☐      Accelerated Filer ☒      Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☐       International Financial Reporting Standards as issued by the International Accounting Standards Board ☒       Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐       Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐       No ☒

i

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands.  On March 1, 2010, DHT Maritime, Inc., a Marshall Islands corporation, effected a series of transactions, or the “Transactions,” that resulted in DHT Holdings, Inc. becoming the publicly held parent company of DHT Maritime, Inc. As a result, DHT Holdings, Inc. became the successor issuer to DHT Maritime, Inc. pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended.  In connection with the Transactions, each stockholder of DHT Maritime, Inc. common stock on March 1, 2010 received one share of DHT Holdings, Inc. common stock for each share of DHT Maritime, Inc. common stock held by such stockholder on such date.  Following the Transactions, shares of DHT Maritime, Inc. no longer trade on The New York Stock Exchange, or “NYSE.”  Instead, shares of DHT Holdings, Inc. common stock now trade on the NYSE under the ticker symbol “DHT,” which is the same ticker symbol of DHT Maritime, Inc.

Unless we specify otherwise, all references and data in this report to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet, or the “Initial Vessels” that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005 and the two Suezmax tankers we acquired subsequent to our IPO.  Unless we specify otherwise, all references in this report to “we,” “our,” “us” and “company” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares.  All references in this report to “DHT Maritime,” refer to DHT Maritime, Inc.  The shipping industry’s functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

Presentation of Financial Information

Beginning on January 1, 2009, DHT Maritime prepares its consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”  The comparative financial statements for the fiscal year 2008 have also been prepared in accordance with IFRS.  For all prior periods, DHT Maritime had prepared its consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles, or “U.S. GAAP,” which differ in certain respects from IFRS.

Certain Industry Terms

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

Term	Definition

Bunker	Fuel oil used to operate a vessel’s engines, generators and boilers.

Charter	Contract for the use of a vessel, generally consisting of either a voyage, time or bareboat charter.

Charterer	The company that hires a vessel pursuant to a charter.

Charter hire	Money paid by a charterer to the ship-owner for the use of a vessel under a time charter or bareboat charter.

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

double hull	A hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually two meters in width.

Drydocking
The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line.  During Drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued.  Drydockings are generally required once every 30 to 60 months.

dwt	Deadweight tons, which refers to the carrying capacity of a vessel by weight.

Hull	Shell or body of a ship.

IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

Lightering	Partially discharging a tanker’s cargo onto another tanker or barge.

LOOP	Louisiana Offshore Oil Port, Inc.

Lloyds	Lloyds Register, a U.K. classification society.

Metric Ton	A metric ton of 1,000 kilograms.

Newbuilding	A new vessel under construction or just completed.

Off Hire
The period a vessel is unable to perform the services for which it is required under a time charter.  Off hire periods typically include days spent undergoing repairs and Drydocking, whether or not scheduled.

OPA	U.S. Oil Pollution Act of 1990, as amended.

OPEC	Organization of Petroleum Exporting Countries, an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.

Petroleum Products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Term	Definition

Protection and Indemnity (or “P&I”) Insurance
Insurance obtained through mutual associations, or “clubs,” formed by ship-owners to provide liability insurance protection against a large financial loss by one member through contribution towards that loss by all members.  To a great extent, the risks are reinsured.

Scrapping	The disposal of vessels by demolition for scrap metal.

Special Survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least once during each five year period. Special surveys require a vessel to be drydocked.

Spot Market	The market for immediate chartering of a vessel, usually for single voyages.

Suezmax
A crude oil tanker of approximately 130,000 to 170,000 dwt.  Modern Suezmaxes can generally transport about one million barrels of crude oil and operate on many different trade routes, including from West Africa to the United States.

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

VLCC
VLCC is the abbreviation for “very large crude carrier,” a large crude oil tanker of approximately 200,000 to 320,000 dwt.  Modern VLCCs can generally transport two million barrels or more of crude oil.  These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the United States and Far Eastern destinations.

Voyage Expenses	Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port charges.

Term	Definition

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information─Risk Factors” and “Item 5.  Operating and Financial Review and Prospects─Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	DHT Maritime’s and its subsidiaries’ ability to repay the secured credit facility;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of Newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.      SELECTED FINANCIAL DATA

The following selected consolidated financial and other data summarize historical financial and other information for DHT Maritime for the period from January 1 through December 31, 2009, 2008, 2007, 2006 and October 18, 2005 through December 31, 2005.  For the period from January 1, 2005 through October 17, 2005 the combined financial and other data is for DHT Maritime’s predecessor.  (In this report, we refer to the companies that owned the Initial Vessels prior to our IPO collectively as our “predecessor,” or, in the financial statements that form a part of this report, as “OSG Crude.”) We have derived the selected statement of operations data set forth below for the years ended December 31, 2009, 2008, 2007, 2006 and the period from October 18, 2005 to December 31, 2005 and the selected balance sheet data as of December 31, 2009, 2008, 2007, 2006 and 2005 from DHT Maritime’s audited financial statements.  The selected financial and other data set forth below for the period from January 1, 2005 to October 17, 2005 have been derived from our predecessor combined carve-out financial statements not included in this report.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor combined carve-out financial statements and the notes thereto.

	Year Ended December 31,	Year Ended December 31,
	Successor	Successor
	IFRS[1]
	2009	2008
	(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$102,576	$114,603
Total ship operating expenses	61,384	52,123
Income from vessel operations	41,192	62,480
Net Income (loss)	16,846	42,148
Net income per share – basic and diluted	0.36	1.17
Balance sheet data (at end of year):
Vessels, net	441,036	462,387
Total assets	517,971	531,348
Current liabilities	25,927	25,200
Long-term liabilities	300,120	358,325
Stockholders’ equity	191,924	147,823
Weighted average number of shares (basic)	46,321,404	36,055,422
Weighted average number of shares (diluted)	46,321,404	36,055,422
Dividends declared per share	0.55	1.15
Cash flow data:
Net cash provided by operating activities	54,604	64,882
Net cash (used in) investing activities	(5,411)	(81,185)
Net cash provided by (used in) financing activities	(35,549)	64,958
Fleet data:
Number of tankers owned (at end of period)	9	9
Revenue days(2)	3,138	3,190
Average daily time charter equivalent rate:
VLCCs(3)	$44,400	$52,300
Aframaxes(3)	$25,700	$26,700
Average daily bareboat rate:
Suezmaxes(4)	$27,400	$28,900

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	2005
	Successor	Successor	Successor	Successor	Successor	Predecessor
	U.S. GAAP
	2009	2008	2007	2006	Oct 18 – Dec 31	Jan 1 – Oct 17
	(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$102,576	$114,603	$81,427	$86,793	$20,173	$84,134
Total ship operating expenses	61,384	52,123	40,469	37,994	7,899	35,426
Income from vessel operations	41,192	62,480	40,958	48,799	12,274	48,708
Net Income (loss)	16,846	42,148	27,463	35,750	9,469	43,641
Net income per share – basic and diluted	0.36	1.17	0.91	1.19	0.32	62,344
Balance sheet data (at end of year):
Vessels, net	441,036	462,387	398,005	322,577	339,491
Total assets	518,930	532,496	422,208	349,040	364,062
Current liabilities	32,573	40,673	96,633	9,625	10,828
Long-term liabilities	294,433	344,000	253,700	236,000	236,000
Stockholders’ equity	191,924	147,823	71,875	103,415	117,234
Weighted average number of shares (basic)	46,321,404	36,055,422	30,024,407	30,007,000	30,006,250	700
Weighted average number of shares (diluted)	46,321,404	36,055,422	30,036,523	30,016,352	30,008,190	700
Dividends declared per share	0.55	1.15	1.58	1.74
Cash flow data:
Net cash provided by operating activities	54,604	65,016	49,363	53,998	15,893	83,039
Net cash (used in) investing activities	(5,411)	(81,185)	(101,845)	-	(412,580)	(830)
Net cash provided by (used in) financing activities	(35,549)	64,824	45,167	(52,511)	412,580	(82,209)
Fleet data:
Number of tankers owned (at end of period)	9	9	8	7	7	7
Revenue days(2)	3,138	3,190	2,514	2,482	520	1,987
Average daily time charter equivalent rate:
VLCCs(3)	$44,400	$52,300	$41,500	$46,900	$50,300	$53,392
Aframaxes(3)	$25,700	$26,700	$25,700	$26,200	$30,200	$33,296
Average daily bareboat rate:
Suezmaxes(4)	$27,400	$28,900	$27,400

(1)
Beginning on January 1, 2009, DHT Maritime prepares its financial statements using IFRS as issued by the IASB. The comparative numbers for fiscal year 2008 have also been prepared in accordance with IFRS. DHT Maritime previously used U.S. GAAP as its financial reporting language. Information regarding the transition is provided in Note 14 to the financial statements.

(2)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us less days on which a vessel is off hire.  Off hire days are days a vessel is unable to perform the services for which it is required under a time charter.  Off hire days include days spent undergoing repairs and Drydockings, whether or not scheduled.

(3)
Average daily TCE rates, are a standard industry measure of daily revenue performance.  We calculate TCE rates by dividing our TCE revenues in a period by the number of revenue days in the period.  TCE revenues represent shipping revenues less voyage expenses.  Voyage expenses consist of cost of bunkers (fuel), port and canal charges and brokerage commissions.  For the period commencing on October 18, 2005, TCE revenue is the sum of the basic hire earned by our vessels under our time charters with subsidiaries of OSG and the additional hire, if any, earned by the vessels pursuant to the Charter Framework Agreement between DHT Maritime and OSG.  Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us less days on which a vessel is off hire.  Off hire days are days a vessel is unable to perform the services for which it is required under a time charter.  Off hire days include days spent undergoing repairs and Drydockings, whether or not scheduled.

(4)
The 2008 column includes the Overseas London from January 28, 2008 and the Overseas Newcastle for the whole period.  The 2007 column includes the Overseas Newcastle for the 27-day period from December 4, 2007 to December 31, 2007.  Includes 33% profit sharing above TCE earnings of $35,000 per day for the Overseas Newcastle.

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

RISKS RELATING TO OUR COMPANY

Our dividend policy has recently been changed, and we may not pay dividends in the future.

During the period from our IPO through the fourth quarter of 2007, we paid dividends on a quarterly basis in amounts determined by our board of directors substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors.  In January 2008, our board of directors approved a new dividend policy whereby stockholders of record are intended to be paid a fixed quarterly dividend at the discretion of the board of directors.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $0.25 per share.  The dividends paid related to the four quarters of 2008 and the first quarter of 2009 amounted to $0.25, $0.25, $0.30, $0.30 and $0.25 per share, respectively.  No dividend was paid for the last three quarters of 2009.

The timing and amount of future dividends, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, including insurance premiums, a change in our dividend policy, increased borrowings, future issuances of securities or the other risks described in this section of the report, many of which may be beyond our control.

In addition, our dividend policy is subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividend policy by establishing a reserve for, among other things, the repayment of the secured credit facility or to help fund the acquisition of a vessel.  Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity of the secured credit facility approaches in 2017, we are no longer able to generate cash flows from our chartering activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate.  If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve.  In addition, our ability to pay dividends is limited by Marshall Islands law.  Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends.

Restrictive covenants in the secured credit facility may impose certain financial and other restrictions on DHT Maritime and its subsidiaries.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries.  DHT Maritime’s subsidiaries own all of our vessels, and payments under our charters are made to DHT Maritime’s subsidiaries.  DHT Maritime and its subsidiaries entered into a secured credit facility with The Royal Bank of Scotland, or “RBS.”  The secured credit facility with RBS imposes certain operating and financial restrictions on DHT Maritime and its subsidiaries.  These restrictions may limit DHT Maritime’s and its subsidiaries’ ability to, among other things: pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

Therefore, we may need to seek permission from RBS in order to engage in certain corporate actions.  RBS’s interests may be different from ours and we cannot guarantee that we will be able to obtain RBS’s permission when needed.

We cannot assure you that we will be able to refinance any indebtedness incurred under the secured credit facility.

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

All of our vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group, Inc., or “OSG,” (which we refer to collectively as the “charterers”) pursuant to either time charters or bareboat charters.  The charterers’ payments to us under these charters are our sole source of revenue and we are highly dependent on the performance by the charterers of their obligations under the charters.  OSG has guaranteed the payment of charter hire by the charterers under these charters.  Any failure by the charterers or OSG, as the guarantor of charter hire payments under the charters, to perform their obligations would materially and adversely affect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against the charterers or OSG.

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

On November 26, 2008, we entered into agreements with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For two of the vessels, the charters were extended for 18 months following the expiry of the initial charter periods and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012.

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

If the charterers decide not to further extend our current time charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate.  If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

If a time charter is extended further, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers’ panel (subject to specified floors for certain of our vessels for the declared extension period), or (ii) the basic hire rate set forth in the charter.  The shipbrokers’ panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.  If a charterer were to renew a charter, the renewal charter rate could be lower than the charter rate in existence prior to the renewal.  Furthermore, if our charters were to be extended further, we would not be able to take full advantage of more favorable spot market rates, should they exist at the time of renewal.  As a result, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced.

With respect to our two Suezmaxes currently on bareboat charter, one charter expires in 2014 and the other charter expires in 2017.  We may not be able to re-charter our Suezmaxes on terms similar to the terms of our current bareboat charters.  We may also employ the vessels in the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Our Vessels, of which seven currently operate in pools, may cease operating in those pools.

Our three VLCCs currently participate in the Tankers International Pool, which consists of OSG and five other tanker companies, our two Suezmax vessels operate in the Suezmax International Pool which has five members and two of our four Aframaxes currently participate in the Aframax International Pool, which has eleven members.  The Overseas Ania and the Overseas Rebecca left the Aframax International Pool in July 2008 and July 2009, respectively.  In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.  The charterers currently operate our VLCCs in the Tankers International Pool and two of our four Aframaxes in the Aframax International Pool.  Under our charter arrangements for these vessels, we are entitled to share in the revenues that the charterers realize from operating the vessels in these pools in excess of the basic hire paid to us.  Pooling arrangements are intended to maximize tanker utilization.  We cannot assure you that OSG will continue to use pooling arrangements for those vessels or any of the vessels it manages and we cannot assure you that any additional vessels we acquire would operate in pools.  Further, because OSG voluntarily participates in the pools, we cannot predict whether the pools in which our vessels participate will continue to exist in the future.  In addition, the European Union has adopted rules which substantially reform the way it regulates traditional agreements for maritime services from an antitrust perspective.  These changes may alter the way the pools are operated.  If for any reason any of our vessels cease to participate in a pooling arrangement or the pooling arrangements are significantly restricted, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends.

Under the new ship management agreements entered into with respect to the Initial Vessels, our operating costs could materially increase, as compared to our historical operating costs associated with the management of such vessels.

Under the Initial Vessels’ new ship management agreements, effective January 16, 2009, Tanker Management Limited, or “Tanker Management,” a wholly-owned subsidiary of OSG, is responsible for all of the technical and operational management of the Initial Vessels and receives a technical management fee for its services.  Under the Initial Vessels’ old ship management agreements, we paid a fixed daily fee for the cost of the vessels’ operations, including scheduled Drydockings, for each vessel.  However, under the new ship management agreements, we pay the actual cost related to the technical management of the Initial Vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

OSG’s other business activities may create conflicts of interest.

Under our time charters with OSG, we are entitled to receive variable additional hire in amounts based on whether a vessel is part of a pooling arrangement, is subchartered by the charterer under a time charter or is used on the spot market.  While the Overseas Ania and the Overseas Rebecca left the Aframax International Pool in July 2008 and July 2009, respectively, we expect OSG to continue to operate our three VLCCs in the Tankers International Pool, our two Suezmaxes in the Suezmax International pool and two of our four Aframaxes in the Aframax International Pool.  When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on attributes of the vessels they contributed, rather than amounts actually earned by those vessels.  For these reasons, it is unlikely that a conflict of interest will arise with respect to our Initial Vessels between us and OSG while such vessels are operated in a pool.  However, if OSG withdraws from a pool or any further vessels cease operating in a pool for any other reasons, chartering decisions will effectively be made by OSG.  Although our time charter arrangements expressly prohibit OSG from giving preferential treatment to any of the other vessels owned, managed by or under the control of OSG or its affiliates when sub-chartering any of our vessels, conflicts of interest may arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire, particularly if our vessels are sub-chartered by OSG in the time charter market outside of a pool.  The Overseas Ania and the Overseas Rebecca, which left the Aframax International Pool in July 2008 and July 2009, respectively, are currently re-chartered to OSG Lightering, a subsidiary of OSG, until October 2010 at a daily rate of $29,000 and until April 2012 at a daily rate of $17,500, respectively, which rate also serves as the basis for the fleet wide four quarter rolling profit sharing calculation.  We are also entitled to receive additional hire with respect to our Suezmax, the Overseas Newcastle which is operating in the Suezmax International Pool.

DHT Maritime and its subsidiaries are subject to restrictions in certain financing agreements that impose constraints on their operating and financing flexibility.

DHT Maritime and its subsidiaries entered into a secured credit facility with RBS under which they initially borrowed approximately $236 million under a term loan to finance a portion of the cash purchase price for the Initial Vessels.  In addition, on December 4, 2007 DHT Maritime and its subsidiaries borrowed $92.7 million and, on January 28, 2008, a further $90.3 million to fund the acquisition of the Suezmaxes.  Subsequent to the repayment of $75 million in October 2008 and $50 million in June 2009, the outstanding amount under the secured credit facility is $294 million.  DHT Maritime and its subsidiaries are required to apply a substantial portion of their cash flow from operations to the payment of interest on borrowings under the secured credit facility.  The secured credit facility, which is secured by, among other things, mortgages over all of our vessels, assignments of earnings and insurances and pledges over certain bank accounts, requires that DHT Maritime and its subsidiaries comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of the vessels that secure the secured credit facility be no less than 120% of borrowings plus the actual or notional cost of terminating any outstanding swap agreements to satisfy collateral maintenance requirements and that the charter-free market value of the vessels that secure the secured credit facility be no less than 135% of borrowings plus the actual or notional cost of terminating any swap agreement that is entered into to pay dividends.  We pay a floating rate of interest under the secured credit facility, although at the time of our IPO we fixed the interest rate for five years on $236 million of our outstanding debt at a rate of 5.6% through a swap agreement effective as of October 18, 2005.  In connection with the repayment of $50 million in June 2009, this swap was reduced from $236 million to $194 million.  On October 16, 2007 we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007, and a further $7.3 million effective as of January 18, 2008.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the share holdings in our subsidiaries.  DHT Maritime’s subsidiaries own all of our vessels, and payments under our charters are made to DHT Maritime’s subsidiaries.  As a result, our ability to pay dividends depends on the performance of DHT Maritime’s subsidiaries and their ability to distribute funds to us.  Our ability or the ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law which regulates the payment of dividends by companies.  If we are unable to obtain funds from DHT Maritime’s subsidiaries, we will not be able to pay dividends.

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

Based on our operations we believe that it is more likely than not that we are not currently a PFIC.  In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that it is more likely than not that our income from our chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations.  Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the U.S. Internal Revenue Service, or the “IRS,” in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, as amended, or the “Code,” income received under a time charter of vessels should be treated as rental income rather than services income.  If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC.  Accordingly, no assurance can be given that the IRS or a U.S. court will accept the position that we are not a PFIC, and there is a risk, particularly in light of the aforementioned case, that the IRS or a United States court could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those stockholders make an election available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock.  The 15% maximum tax rate for individuals would not be available for this calculation.  See “Item 10.  Additional Information—Taxation—United States Federal Income Tax Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

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

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.  Based on our review of the applicable United States Securities and Exchange Commission, or “SEC,” documents, we believe that we do qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

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

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income.  The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in the United Kingdom, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax.  We intend to operate in a manner so that we do not have a permanent establishment in the United Kingdom and so that we are not resident in the United Kingdom, including by locating our principal place of business outside the United Kingdom, requiring our executive officers to be outside of the United Kingdom when making any material decision regarding our business or affairs and by holding all of our board of directors meetings outside of the United Kingdom.  However, because certain of our directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax.  If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

RISKS RELATING TO OUR INDUSTRY

Vessel values and charter rates are volatile.  Significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical.  If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease.  Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the conditions in the tanker market at that time.  Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.  Vessel values have declined significantly during 2009 and there can be no assurance that vessel values will not decline further from current levels or that future charter rates will be sufficient to provide us with additional hire payments.

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates from time to time, which may adversely affect our earnings.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of additional hire we earn, which could result in significant fluctuations in our quarterly or annual results.  The factors that influence the demand for tanker capacity include:

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  In addition, the Newbuilding order book equaled approximately 30% of the existing world tanker fleet as of February 2010 and we cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

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

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism.  From January 1, 2009 through December 31, 2009, vessels in our fleet have made four calls to ports in Iran out of a total of 290 calls on worldwide ports.  Our vessels’ activities during these calls have included and will continue to include transporting oil from Iran.  We had no other contacts in 2009 with countries designated state sponsors of terrorism.  Although the sanctions and embargoes imposed by the U.S. government do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock.  Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The value of our vessels may be depressed at a time when and in the event that we sell a vessel.

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

Vessel values may be depressed at a time when DHT Maritime and its subsidiaries are required to make a repayment under the secured credit facility, or when the secured credit facility matures, which could adversely affect our liquidity and our ability to refinance the secured credit facility.

In the event of the sale or loss of a vessel, the secured credit facility requires DHT Maritime and its subsidiaries to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels before such sale or loss.  If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that DHT Maritime and its subsidiaries are required to repay could be greater than the proceeds we receive from a sale.  In addition, declining tanker values could adversely affect our ability to refinance the secured credit facility at its maturity in 2017, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring secured credit facility.

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

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws.  OPA affects all vessel owners shipping oil to, from or within the United States.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters.  Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters.  OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

OPA provides for the scheduled phase-out of all non double-hull tankers that carry oil in bulk in U.S. waters.  IMO and the European Union also have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters.  These regulations will reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of ships trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels.  As a result, single-hull vessels are likely to be chartered less frequently and at lower rates.  Although all of our tankers are double-hulled, we cannot assure you that these regulatory programs will not apply to vessels acquired by us in the future.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages.  In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel through foreclosure proceedings.  The arrest or attachment of one or more of our vessels could interrupt the charterers’ or our cash flow and require us to pay a significant amount of money to have the arrest lifted.  In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner.  Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet.

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.”  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States.  Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States.  While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions that any particular United States court would reach or has reached.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

DHT Maritime, Inc was incorporated under the name of Double Hull Tankers, Inc. in April 2005 under the laws of the Marshall Islands.  In June 2008, the stockholders voted to approve an amendment to DHT Maritime’s articles of incorporation to change its name to DHT Maritime, Inc. DHT Holdings, Inc. was incorporated as an independent company under the laws of the Marshall Islands on February 12, 2010.  On March 1, 2010, DHT Maritime, Inc. effected a series of transactions that resulted in DHT Holdings, Inc. becoming the publicly held parent company of DHT Maritime, Inc. Our principal executive offices are located at 26 New Street, St.  Helier, Jersey, Channel Islands, JE23RA and our telephone number at that address is +44 (0) 1534 639759.

B.      BUSINESS OVERVIEW

We operate a fleet of double-hull tankers.  As of March 25, 2010, our fleet consists of three VLCCs which are tankers ranging in size from 200,000 to 320,000 dwt, two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and a weighted average age of 9.7 years as of December 31, 2009, compared with an average age of approximately 9.7 years for the world crude tanker fleet.

We acquired our seven Initial Vessels from subsidiaries of OSG on October 18, 2005 in exchange for cash and shares of our common stock and have time chartered these vessels back to subsidiaries of OSG.  In addition, on December 4, 2007 and January 28, 2008, we acquired two Suezmaxes, the Overseas Newcastle and the Overseas London, respectively, in exchange for cash and have bareboat chartered these vessels to subsidiaries of OSG.  OSG, one of the world’s largest bulk-shipping companies, owns and operates a modern fleet of 129 vessels (including Newbuildings on order) as of December 31, 2009.  OSG’s fleet consists of both internationally flagged and U.S. flagged vessels that transport crude oil, petroleum products and dry bulk commodities.

Our strategy is to charter our vessels primarily pursuant to multi-year charters to take advantage of the stable cash flow associated with long-term charters.  In addition, the majority of our charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters.  Seven of the nine vessels are operated in the Tankers International Pool, Suezmax International and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools.  In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

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

On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For the Overseas Rebecca and the Overseas Ania, the charters were extended for 18 months after the initial charter periods expire in October 2010 at the basic charter rate.  With regards to the remaining five vessels, the charters were extended for 12 months after the initial charter periods expire between April 2011 and April 2012, with the basic charter hire rate for the declared extension periods being either the basic charter rate stipulated in the applicable charter or, if the one-year time charter rate is lower, a base rate which is no more than $5,000 per day below the basic charter rate stipulated in the charters.

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

The charterers are wholly-owned subsidiaries of OSG.  Under the time charters, we are required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels have been approved for trading (referred to in the industry as “vetting approvals”) by a minimum of four major oil companies and (ii) that we do not lose any vetting approvals that are required to maintain the vessels’ trading patterns.  Tanker Management performs those duties for us under the ship management agreements described below.  If structural changes or new equipment is required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers will be required to pay the first $50,000 per year per vessel for all such changes.  To the extent the cost of all such changes exceeds $50,000, the excess cost will be apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost.  Each charter also provides that the basic hire will be reduced if the vessel does not achieve the performance specifications set forth in the charter.  Pursuant to the charters, the charterers have agreed to endeavor to avoid or limit any liability to their customers for consequential damages.  In addition, the charterers and OSG International, Inc., or “OIN,” have agreed to use their commercial best efforts to charter our vessels on market terms and to ensure that preferential treatment is not given to any other vessels owned, managed or controlled by OIN or its affiliates.

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

Basic Hire

Under each time charter for our Initial Vessels, the daily charter rate for each such vessel, which we refer to as “basic hire,” is payable to us monthly in advance and will increase annually.  The basic hire under the charters for each vessel type during each year of the initial fixed term of the charter and the extension periods agreed to on November 26, 2008 is as follows:

Charter Year	End of Charter Year (1)	VLCCs	Aframaxes (Overseas Cathy and Overseas Sophie )	Aframaxes (Overseas Rebecca and Overseas Ania)
1	October 17, 2006	$37,200/day	$ 24,500/day	$18,500/day
2	October 17, 2007	37,400/day	24,700/day	18,700/day
3	October 17, 2008	37,500/day	24,800/day	18,800/day
4	October 17, 2009	37,600/day	24,900/day	18,900/day
5	October 17, 2010	37,800/day	25,100/day	19,100/day
6	October 17, 2011	38,100/day	25,400/day	19,100/day
7	October 17, 2012	38,500/day	25,700/day	19,700/day
8	October 17, 2012	38,800/day	26,000/day
____________
(1)
The charters, including the extension options agreed to on November 26, 2008, expire as follows for the Overseas Ann, Overseas Cathy, Overseas Chris, Overseas Sophie, Overseas Regal, Overseas Ania and Overseas Rebecca:  April 16, 2013; January 16, 2013; October 16, 2012; July 16, 2012; April 16, 2012; April 16, 2012 and April 16, 2012, respectively.

Under each Time Charter, the charterer has the option to renew the charter on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, including the extensions agreed to on November 26, 2008, depending on the vessel.  Each such option will be exercisable not less than three months prior to the then-effective charter expiration date.  If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by the Broker Panel (subject to specified floors for certain of our vessels for the declared extension period), or (ii) the basic hire rate set forth in the charter.

With respect to our Suezmax, the Overseas Newcastle, the basic bareboat charter rate will be $26,300 per day for the first three years of the charter term and $25,300 per day for the last four years of the charter term.  With respect to our other Suezmax, the Overseas London, the basic bareboat charter rate will be $26,600 per day for the entire ten year term of the charter.  Under each bareboat charter, the charterer does not have the option to renew the charter at the end of the seven-year and ten-year charter period, respectively.

Additional Hire

Pursuant to the charter arrangements for our Initial Vessels, the parent of each of the charterers, OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire.  OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period.  OSG has guaranteed the additional hire payments due to us under the charter framework agreement.  If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations.  Additional hire is calculated on TCE basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market.  However, the manner in which charter hire is calculated for a given period depends on whether our vessels are operated in a pool or in the time or spot charter market.  Currently, all of our VLCCs are operated in the Tankers International Pool and two of our Aframax vessels are operated in the Aframax International Pool.  The Overseas Ania and the Overseas Rebecca left the Aframax International Pool as of July 1, 2008 and July 16, 2009, respectively and are re-chartered by OSG to OSG Lightering until October 2010 and April 2012, respectively.

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

General.  In order to enhance vessel utilization and earnings, OSG is a member of the Tankers International Pool, which operates VLCCs and V Pluses, and the Aframax International Pool, which operates Aframaxes.  Our VLCCs and two of our Aframaxes are currently operated in these pools.  The Tankers International Pool currently consists of 41 VLCCs and V Pluses, including our three VLCCs, and the Aframax International Pool consists of 41 Aframaxes, including two of our four Aframaxes.  The large number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or “COAs,” which minimize idle time and distances traveled empty.  We therefore believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

Allocation of pool revenues.  Earnings generated by all vessels operating in a pool are expressed on a TCE basis and then pooled and allocated based on a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption and actual on-hire performance.  Earnings from vessels operating on voyage charters in the spot market and on COAs within the pool need to be converted into TCE revenues (by subtracting voyage expenses such as fuel and port charges) while vessels operating on time charters within a pool do not need to be converted.  For vessels operating on voyage charters in the spot market and on COAs, aggregated voyage expenses are deducted from aggregated revenues to result in an aggregate net revenue amount, which is the TCE amount.  These aggregate net revenues are combined with aggregate time charter revenues to determine aggregate pool TCE revenue.  Aggregate pool TCE revenue is then allocated to each vessel in accordance with the allocation formula.  Because OSG currently operates the majority of the VLCCs and Aframaxes it owns and charters in the Tankers International and Aframax International Pools, respectively, we expect that most of our VLCCs and Aframaxes will continue to be operated in these pools and that each charterer will earn its vessel’s share of the respective pool’s TCE revenue from the commencement of our time charters with OSG’s subsidiaries and for so long as OSG maintains its membership in that pool.  However, OSG can withdraw from either pool at any time, and the members of either pool can agree to change the terms of their respective pools at any time.  Furthermore, under the current terms of the respective pool agreements, OSG may withdraw a particular VLCC (including any of ours) from the Tankers International Pool and time charter it to a third party for a term exceeding five years and may withdraw a particular Aframax (including any of ours) from the Aframax International Pool and time charter it to a third party for a term in excess of three years.  The Overseas Ania and the Overseas Rebecca, two of our Aframaxes, were withdrawn from the Aframax International Pool in July 2008 and July 2009, respectively, and are re-chartered by OSG to OSG Lightering until October 2010 and April 2012, respectively.

The amount of TCE revenue earned by our vessels that operate in pools is equal to the pool earnings for those vessels, as reported to each charterer by the respective pool manager.

Additional hire for vessels operating outside of a pool.

Regarding the Overseas Ania and the Overseas Rebecca, and if OSG withdraws more of our vessels from a pool or if a pool disbands, the methodology for calculating TCE revenue for determination of additional hire will differ.  TCE revenue for the Overseas Ania and the Overseas Rebecca, or any affected vessel will be equal to:

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

Each new ship management agreement is coterminous with the time charter of the associated vessel.  An extension of a time charter will trigger an extension of the associated ship management agreement unless it is cancelled as described below.  Under each new ship management agreement, we will pay the actual cost of operating and Drydocking of the vessel as well as an annual fixed management fee to Tanker Management in exchange for the management services.

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

The Overseas Regal was built in Japan by Universal Shipbuilding Corporation (formerly Hitachi Zosen Corporation) and our other six Initial Vessels were built by Hyundai Heavy Industries Co.  in South Korea, in each case under full-time on-site supervision of OSG’s in-house naval architects.  The Overseas Newcastle and the Overseas London were also built by Hyundai Heavy Industries Co.  in South Korea.  Our vessels have been built to specifications, which, in many areas, exceed industry and shipyard standards at the time of construction.  Our vessels incorporate coating specifications for both the hull and the cargo tanks to minimize corrosion, reduce maintenance and help protect the environment.  As a result, we believe our vessels are among the most efficient and safe tankers.

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

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers.  They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered.  Under both the old and new ship management agreements for our Initial Vessels and under the bareboat charters for our Suezmaxes, Tanker Management and the bareboat charterers, respectively, have assumed technical management responsibility for our fleet, including compliance with all government and other regulations.  If our ship management agreements with Tanker Management terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance.  However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

INTERNATIONAL MARITIME ORGANIZATION

In April 2001, the IMO adopted regulations under the International Convention for the Prevention of Pollution from Ships, or “MARPOL,” requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993, to have double hull, mid-deck or equivalent design.  At that time, the regulations also required the phase-out of non-double hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age.  Existing single hull tankers were required to be phased out unless retrofitted with double hull, mid-deck or equivalent design no later than 30 years after delivery.  These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.  Subsequent amendments to the MARPOL regulations accelerated the phase out of single hull tankers to 2005 for Category I vessels and 2010 for Category II and III vessels.  Category I vessels are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are pre-MARPOL Segregated Ballast Tanks, or “SBT“ tankers.  Category II tankers are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are post-MARPOL SBT tankers.  Category III tankers are tankers above 5,000 dwt, but below the deadweight specified for Category I and II tankers above.  The IMO may adopt additional regulations in the future that could further restrict the operation of single hull vessels.  All of our tankers are double-hulled and are thus not subject to phase-out under existing IMO regulations.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters.  In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  All of our vessels are currently compliant with these regulations.  In October 2008, the Marine Environment Protection Committee, or “MEPC,” of the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010.  The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in through 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. emissions standards equivalent to IMO requirements.  Once these amendments become effective, we may incur costs to comply with the revised standards.  Additional or new conventions, laws and regulations may be adopted that could adversely affect the cost of operating our vessels.

Under the International Safety Management Code, or “ISM Code,” promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  Tanker Management and the charterers of the Overseas Newcastle and the Overseas London will rely upon their respective safety management systems.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.”  Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.”  Under both the 1969 Convention and the 1992 Protocol, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  These conventions also limit the liability of the shipowner under certain circumstances.  As these conventions calculate liability in terms of a basket of currencies, the figures in this section are converted into U.S. dollars based on currency exchange rates on February 3, 2010.  Under the 1969 Convention, except where the owner is guilty of actual fault, its liability is limited to $207 per gross ton (a unit of measurement for the total enclosed spaces within a vessel) with a maximum liability of $21.8 million.  Under the 1992 Protocol, the owner's liability is limited except where the pollution damage results from its personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result.  Under the 2000 amendments to the 1992 Protocol, which became effective on November 1, 2003, liability is limited to approximately $7.0 million plus $980 for each additional gross ton over 5,000 for vessels of 5,000 to 140,000 gross tons, and approximately $139.5 million for vessels over 140,000 gross tons, subject to the exceptions discussed above for the 1992 Protocol.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention.”  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.  As of December 31, 2009, the BWM Convention had been adopted by 21 states, representing 22.63% of the world’s tonnage.

IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans, or “SOPEPs.”   Periodic training and drills for response personnel and for vessels and their crews are required.  In addition to SOPEPs, Tanker Management and the charterers of the Overseas Newcastle and the Overseas London have adopted Shipboard Marine Pollution Emergency Plans for our vessels, which cover potential releases not only of oil but of any noxious liquid substances.

U.S. REQUIREMENTS

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA.”  OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States.  CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea.  Both OPA and CERCLA impact our business operations.

Under OPA, vessel owners, operators and bareboat or demise charterers are “responsible parties” who are liable, without regard to fault, for all containment and clean-up costs and other damages, including property and natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels.

In general, OPA limits the liability of responsible parties to the greater of $2,000 per gross ton or $17,088,000 per tanker that is over 3,000 gross tons.  OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.  CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages associated with discharges of hazardous substances (other than oil).  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the Act.  The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the aggregate limits of liability described above for OPA and CERCLA.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center.  Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.  Tanker Management and the charterers of the Overseas Newcastle and the Overseas London have provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

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

In addition, the Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA, discussed above.  The U.S. Environmental Protection Agency, or “EPA,” regulates the discharge of ballast water and other substances in U.S. waters under the Clean Water Act.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit, or “VGP,” authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States.  The VGP incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and provides technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water.  Administrative provisions, such as monitoring, recordkeeping and reporting requirements, are also included.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA,” also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, and the Coast Guard has proposed new ballast water management standards and practices.  Various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive.  These and any similar restrictions enacted in the future could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act, or “CAA,” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are consistent with standards required under recent amendments to Annex VI of MARPOL.  The new regulations include near-term standards beginning in 2011 newly built engines requiring more efficient use of engine technologies in use today and long-term standards beginning in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards.  The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  Individual states, including California, have attempted to regulate vessel emissions within state waters.  California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.  In addition, the United States has requested IMO to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments.  If the IMO approves the Emission Control Areas, or other new or more stringent emissions control standards requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or individual states in the future, compliance with such requirements could apply in the Emission Control Areas that would cause us to incur additional costs.

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

GREENHOUSE GAS REGULATION

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, a new treaty may be adopted in the future that includes restrictions on shipping emissions,  International or multinational bodies or individual countries also may adopt their own climate change regulatory initiatives.  The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping in 2010.  The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels.  In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act.  Climate change initiatives are also being considered in the U.S. Congress.  These or other developments may result in U.S. federal regulations relating to the control of greenhouse gas emissions.  Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual nations or states where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

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

C.      ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned by each of those subsidiaries as of December 31, 2009.

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

D.      PROPERTY, PLANT AND EQUIPMENT

We own a modern fleet of double hull crude oil tankers.  The following table sets forth the vessels comprising our fleet as of December 31, 2009.

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

Beginning on January 1, 2009, DHT Maritime prepares its consolidated financial statements in accordance with IFRS, as issued by the IASB.  The comparative financial statements for the fiscal year 2008 have also been prepared in accordance with IFRS.  For all prior periods, DHT Maritime had prepared its consolidated financial statements in accordance with U.S. GAAP, which differ in certain respects from IFRS.

BUSINESS

On October 18, 2005, we acquired the seven vessels comprising  the Initial Vessels.  We have chartered these Initial Vessels to subsidiaries of OSG under fixed rate charters for minimum terms of five to six and one-half years.  The charters commenced on the delivery of the vessels to us.  The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of five, six or eight years, depending on the vessel, from the initial expiration date.  On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For two of the vessels, the charters were extended for 18 months after the initial charter periods expiring in October 2010 and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012.  On December 4, 2007 and January 28, 2008, respectively, we acquired two Suezmaxes and upon delivery bareboat chartered these vessels to subsidiaries of OSG for fixed terms of seven years and ten years, respectively.  See the section of this report entitled “Item 4.  Information on the Company—Business Overview—Charter Arrangements” for a more detailed description of our charter arrangements.  We previously entered into ship management agreements with a subsidiary of OSG for the technical management of our Initial Vessels that substantially fixed our operating expenses (excluding insurance premiums and vessel taxes).  However, effective January 16, 2009, we entered into new technical management agreements with the same subsidiary of OSG, under which we will pay the actual cost related to the technical management of the Initial Vessels as well as a fixed management fee for the services provided.  See the section of this report entitled “Item 4.  Information on the Company—Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.  We expect that for so long as our chartering arrangements are in place with OSG, our revenues will be generated primarily from time charter and bareboat payments made to us by subsidiaries of OSG.  Under the bareboat charters for our two Suezmaxes, the charterer is responsible for paying all operating costs associated with the vessels.  Accordingly, we do not incur any operating expenses associated with these vessels.  In addition, under our bareboat charters, we will continue to receive the basic bareboat charter rate even during such periods that the vessel is not able to operate.  As long as our Initial Vessels subject to time charters are not off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters and bareboat charters.

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

Our expenses are expected to consist primarily of daily technical management fees payable under our ship management agreements, interest expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses.  With respect to our Initial Vessels, our vessel-owning subsidiaries previously entered into ship management agreements with Tanker Management Ltd.  (Tanker Management or “TML”), a subsidiary of OSG, under which it is responsible for technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled Drydockings, stores and supplies and lubricating oils.  Under these agreements, we paid a fixed daily fee (subject to a 2.5% annually increase after October 2007) for the cost of vessels’ operations, including scheduled Drydockings, for each vessel.  The terms of the old agreements provided both us and Tanker Management the right to cancel these agreements for any reason at any time upon 90 days’ advance notice from October 2008 onwards.  Effective as of January 16, 2009, Tanker Management exercised its right to cancel the technical management agreements with respect to the Initial Vessels.  Effective as of the same date, we entered into new technical management agreements with Tanker Management according to which we will pay the actual cost of the vessels’ operations, including dry-docking for each vessel and a fixed annual management fee for the technical management of the Initial Vessels.

The charterers of each vessel pay us a fixed basic charter rate monthly in advance with additional hire, if any, paid quarterly in arrears.  We pay daily technical management fees under our ship management agreements monthly in advance.  We are required to pay interest under our secured credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

The following table sets forth the average daily TCE rates earned by our VLCCs and Aframaxes and daily bareboat rate earned by our Suezmaxes during the last three years.

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

VLCCs (TCE)	$44,400	$52,300	$41,500
Suezmaxes (Bareboat)(1)	$27,400	$28,900	$27,400
Aframaxes (TCE)	$25,700	$26,700	$25,700

(1)
Overseas Newcastle only for the 27 day period from December 4, 2007 to December 31, 2007 and the full year 2008 and 2009 and the Overseas London for the period from January 18, 2008 to December 31, 2008 and the full year 2009.

CRITICAL ACCOUNTING POLICIES

The financial statements for DHT Maritime for fiscal years 2008 and 2009 have been prepared in accordance with IFRS, as issued by the IASB which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements, included as Item 18 to this report.

Revenue Recognition

Both prior to and following our IPO, our Initial Vessels have generated revenue by operating in pools, whereby shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a TCE basis in accordance with an agreed-upon formula.  For vessels operating in pools shipping revenues are substantially the same as TCE revenues.

Our three VLCCs participate in the Tankers International Pool and our four Aframaxes participate in the Aframax International Pool (the Overseas Ania left the Aframax International Pool as of July 1, 2008).  Each of these pools generate a majority of its revenue from voyage charters.  Within the shipping industry, there are two methods used to account for voyage revenues: (1) ratably over the estimated length of each voyage and (2) completed voyage.  The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the pools in which we participate.  Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis.  In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis.  Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.  Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.  Each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We acquired our two Suezmaxes on December 4, 2007 and January 28, 2008, respectively.  These vessels are on bareboat charters to subsidiaries of OSG and do not participate in pools.  Revenues from bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

Vessel Lives and Impairment

With respect to our Initial Vessels, the carrying value of each vessel represents its original cost at the time it was delivered less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard less impairment if any.  In the shipping industry, use of a 25-year life has become the standard.  The actual life of a vessel may be different and the useful life of the vessels are reviewed at year end, with the effect of any changes in estimate accounted for on a prospective basis.  We have evaluated the impact of the revisions to MARPOL Regulation 13G that became effective April 5, 2005 and the EU regulations that went into force on October 21, 2003 on the economic lives assigned to the fleet.  Because the fleet consists of modern, double hull vessels, the revised regulations do not affect any of our vessels.  If the economic lives assigned to the tankers prove to be too long because of new regulations or other future events, higher depreciation expense and impairment losses could result in future periods related to a reduction in the useful lives of any affected vessels.

With respect to our two Suezmaxes, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of Newbuildings.  Historically, both charter rates and vessel values have been cyclical.  We record impairment losses only when events occur that cause us to believe that discounted future cash flows for any individual vessel will be less than its carrying value.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  In such instances the vessel is considered impaired and is written down to its recoverable amount.  This assessment is usually made at the individual vessel level, however, in situations where vessels are expected to operate in a commercial pool over a longer period, impairment tests can be performed for all of our vessels operating within a single pool on a combined basis.

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

RESULTS OF OPERATIONS

All figures are presented in accordance with IFRS, as issued by the IASB.

Income from Vessel Operations

Shipping revenues decreased by $12,027,000, or 10.5%, to $102,576,000 in 2009 from $114,603,000 in 2008.  This decrease was attributable to lower freight rates in 2009 which reduced additional hire.

Vessel expenses increased by $8,625,000 in 2009, to $30,034,000 from $21,409,000 in 2008, mainly as a result of the new technical management agreements we entered into with OSG effective January 16, 2009, under which we pay the actual cost related to the technical management of the Initial Vessels.  See the section of this report entitled “Item 4.  Information on the Company—Business Overview—Ship Management Agreements” for a more detailed description of our ship management agreements.

Depreciation and amortization increased by $814,000 in 2009, to $26,762,000 from $25,948,000 in 2008 principally as a result of dry docking expenses being capitalized and amortized over the period to the next estimated dry docking.

General and Administrative Expenses

General and administrative expenses declined by $178,000 to $4,588,000 in 2009 from $4,766,000 in 2008.

General and administrative expenses for 2009 and 2008 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Interest expense declined by $3,774,000 to $18,130,000 in 2009 from $21,904,000 in 2008 principally as a result of the principal repayment of $75,000,000 in October 2008 and $50,000,000 in June 2009 under the secured loan facility agreement, as amended, or the “Secured Loan Facility Agreement,” with RBS.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry.  We financed the acquisition of our Initial Vessels with the net proceeds of our IPO, borrowings under the secured credit facility and through the issuance of shares of our common stock to a subsidiary of OSG.  We financed the acquisition of the Overseas Newcastle on December 4, 2007, and the Overseas London on January 28, 2008, with borrowings under the secured credit facility.  Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under the secured credit facility.  We fund our working capital requirements with cash from operations.  We collect our basic hire monthly in advance and pay our estimated ship management fees monthly in advance.  We receive additional hire payable quarterly in arrears.  During the period from our IPO through the fourth quarter of 2007, we paid dividends on a quarterly basis in amounts determined by our board of directors substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors.  In January 2008, our board of directors approved a new dividend policy intended to provide the stockholders with a fixed quarterly dividend subject to the discretion of the board of directors.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend payment was $0.25 per common share.  For the last three quarters related to the 2009 fiscal year DHT Maritime did not pay any dividend.  Since our IPO, we have paid the following dividends:

Operating period	Total payment	Per share	Record date	Payment date
Oct.18-Dec. 31 2005	$12.9 million	$ 0.43	March 10, 2006	March 24, 2006
Jan. 1-March 31 2006	$15.9 million	$ 0.53	June 1, 2006	June 16, 2006
April 1-June 30 2006	$10.8 million	$ 0.36	August 18, 2006	Sept. 4, 2006
July 1-Sept. 30 2006	$12.6 million	$ 0.42	Nov. 27, 2006	Dec. 6, 2006
Oct. 1-Dec. 31 2006	$13.2 million	$ 0.44	Feb. 22, 2007	March 6, 2007
Jan. 1-March 31 2007	$11.4 million	$ 0.38	May 29, 2007	June 12, 2007
April 1-June 30 2007	$11.7 million	$ 0.39	Sept. 12, 2007	Sept. 21, 2007
July 1-Sept. 30 2007	$11.1 million	$ 0.37	Dec. 3, 2007	Dec. 12, 2007
Oct. 1-Dec. 31 2007	$10.5 million	$ 0.35	Feb. 26, 2008	March 11, 2008
Jan. 1-March 31 2008	$9.8 million	$ 0.25	May 30, 2008	June 11, 2008
April 1-June 30 2008	$9.8 million	$ 0.25	Sept. 15, 2008	Sept. 24, 2008
July 1-Sept. 30 2008	$11.8 million	$ 0.30	Dec. 2, 2008	Dec. 11, 2008
Oct. 1-Dec. 31 2008	$11.8 million	$ 0.30	Feb. 26, 2009	March 5, 2009
Jan. 1-March 31 2009	$12.2 million	$ 0.25	June 3, 2009	June 16, 2009
April 1-June 30 2009	—	—	—	—
July 1-Sept. 30 2009	—	—	—	—
Oct. 1-Dec. 31 2009	—	—	—	—

We believe that cash flow from our charters in 2010 will be sufficient to fund the interest payments under the secured credit facility.  We funded the acquisition of the Overseas Newcastle for $92.7 million on December 4, 2007, and the acquisition of the Overseas London for $90.3 million on January 28, 2008, with borrowings under the secured credit facility with RBS, which was increased from $401 million to $420 million in 2007.  Following this increase, we were required to make a principal repayment of $75 million no later than December 31, 2008.  We repaid the $75 million in October 2008 with cash on hand including proceeds from the issuance of 9.2 million new shares in April and May 2008 for net proceeds of $91.4 million.  We repaid a further $50 million in June 2009 with cash on hand including proceeds from the issuance of 9.4 million new shares of common stock in April 2009 for net proceeds of approximately $38.4 million.

As of December 31, 2009, we were in compliance with the covenants contained in Secured Loan Facility Agreement.

Working capital at December 31, 2009 was $50,024,000 compared with $43,761,000  at December 31, 2008.  The improvement in working capital in 2009 was primarily due to the equity offering in April 2009, with net proceeds of $38.4 million.  At December 31, 2008, additional hire related to the period from October 1, 2008 through December 31, 2008, which amounted to $8,791,000, had not been received from the charterers.  At December 31, 2009, all additional hire had been received from the charterers.

Net cash provided by operating activities was $54,604,000 in 2009 compared to $64,882,000 in 2008.  This decline was primarily attributable to lower earnings in 2009 for our Initial Vessels operating in pools and higher vessel expenses.  Net cash used in investing activities was $5,411,000 in 2009 compared to $81,185,000 in 2008.  This decline was primarily attributable to the acquisition of the two Suezmax tankers in 2008.  Net cash used by financing activities was $35,549,000 in 2009 compared nest cash provided by provided by financing activities of $64,958,000 in 2008.  In 2009 we issued common stock with total proceeds of $38,400,000 while we paid cash dividends of $23,949,000 and repaid $50,000,000 under the secured credit facility.  In 2008 we issued common stock with total proceeds of $91,426,000 and we issued long term debt of $90,300,000 while we paid cash dividends of $41,902,000 and repaid $75,000,000 under the secured credit facility.  We had $294,000,000 of total debt outstanding at December 31, 2009, compared to $344,000,000 at December 31, 2008.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2009, our long-term contractual obligations were as follows:

	2010	2011	2012	2013	2014	Thereafter	Total
	(Dollars in thousands)
Long-term debt (1)	$20,870	$32,380	$31,420	$45,725	$48,360	$210,739	$389,494

(1)
Amounts shown include contractual interest obligations on $294 million of debt outstanding under the secured credit facility.  The interest obligations have been determined using an interest rate of 5.60% per annum based on the five year interest rate swap arrangement that was effective as of October 18, 2005 for $194 million and an interest rate of 5.95% per annum based on the five year interest rate swap arrangement that was effective as of December 4, 2007 for $100 million.  The interest on the balance outstanding is payable quarterly and the principal is payable with quarterly installments of $4,037,037 from January 18, 2011 to January 18, 2013, $4,416,667 on April 18, 2013, quarterly installments of $9,075,000  from July 18, 2013 to April 18, 2017 and a final payment of $108,050,000 on July 18, 2017.

We collect our fixed basic charter rate monthly in advance and pay the estimated technical management fees monthly in advance.  To the extent there are additional hire revenues, we receive such additional hire quarterly in arrears.  Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our technical management fees, interest payments and other financing costs under the secured credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include repayment of the principal balance of the secured credit facility.  We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell our assets and use the proceeds to pay down debt.

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

As of December 31, 2009, the company is party to two floating-to-fixed interest rate swaps with notional amounts of $194,000,000 and $100,000,000, respectively, pursuant to which the company pays a fixed rate of 5.6% and 5.95% including the applicable margin, respectively and receives a floating rate based on LIBOR.  The swaps expire on October 18, 2010 and January 18, 2013, respectively.  As of December 31, 2009, the company has recorded a liability of $18,425,000 relating to the fair value of the swaps.  The change in fair value of the swaps in 2009 has been recognized in the company’s income statement.  The fair value of interest rate swaps is the estimated amount that the company would receive or pay to terminate the agreement at the reporting date.

Like most of shipping industry our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF COST INCREASES

Until January 16, 2009, under the vessels’ old ship management agreements, the company paid a fixed cost for the technical management of the vessels.  However, under the vessels’ new ship management agreements, effective January 16, 2009, the Company must pay the actual costs associated with the technical management of the vessels.  As a result, the cost of the technical management of the vessels for 2009 and in the future will reflect the effects of cost increases.  Recently, ship management costs have increased rapidly, although the current global recession may mitigate some of this cost increase.

OFF BALANCE SHEET ARRANGEMENTS

With the exception of the above mentioned interest rate swaps, we do not currently have any liabilities, contingent or otherwise, that we would consider to be off balance sheet arrangements.

THE SECURED CREDIT FACILITY

The following summary of the material terms of the secured credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Secured Loan Facility Agreement.  Because the following is only a summary, it does not contain all information that you may find useful.  For more complete information, you should read the entire Secured Loan Facility Agreement  filed as an exhibit to this report.

General

We are a holding company and have no significant assets other than the equity interests in our subsidiaries.  DHT Maritime’s subsidiaries own all of our vessels, and payments under our charters are made to DHT Maritime’s subsidiaries.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The secured credit facility consisted of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility.  DHT Maritime is the borrower under the secured credit facility and each of our vessel-owning subsidiaries have guaranteed its performance thereunder.

DHT Maritime borrowed the entire amount available under the term loan upon the completion of our IPO to fund a portion of the purchase price for the Initial Vessels that were acquired from OSG.  On November 29, 2007, DHT Maritime amended the secured credit facility to increase the total commitment thereunder by $19 million to $420 million.  Under the terms of the secured credit facility, the previous $15 million working capital facility and $150 million vessel acquisition facility were canceled and replaced with a new $184 million vessel acquisition facility, which was used to fund the entire purchase price of the two Suezmaxes, the Overseas Newcastle and the Overseas London.  Following delivery of the Overseas London on January 28, 2008 the acquisition facility is fully drawn.

Borrowings under the initial $236 million term loan bear interest at an annual rate of LIBOR plus a margin of 0.70%.  Borrowings under the vessel acquisition portion of the secured credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%.  To reduce our exposure to fluctuations in interest rates, we entered into an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate for five years on the full amount of our term loan at 5.60%.  On October 16, 2007, we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008.  We were required to pay a $1.5 million fee in connection with the arrangement of the secured credit facility (which we funded with a portion of the net proceeds from our IPO) and a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.  We were required to pay an arrangement fee of $95,000 in October 2007 in connection with the increase in the secured credit facility from $401 million to $420 million.

Following the above-mentioned increase, the secured credit facility was repayable with one initial installment of $75 million in 2008, and commencing on January 18, 2011 the balance of the secured credit facility will be repayable with 27 quarterly installments of $9,075,000.  A final payment of $99,975,000 will be payable with the last quarterly installment.  The initial installment of $75 million was repaid in October 2008.  In June DHT Maritime repaid a further $50 million under the secured credit facility.  Following this repayment, the secured credit facility is repayable with nine quarterly installments of $4,037,037 from January 18, 2011 to January 18, 2013, $4,416,667 on April 18, 2013, sixteen quarterly installments of $9,075,000 from July 18, 2013 to April 18, 2017 and a final payment of $108,050,000 on July 18, 2017.

Security

The secured credit facility provides that borrowings thereunder are secured by the following:

●	a first priority mortgage on each of the vessels that DHT Maritime or any of its subsidiaries have agreed to purchase and any additional vessels that DHT Maritime or any of its subsidiaries acquire;

●
an assignment of charter hire guarantees and earnings from, and insurances on, each of the vessels that DHT Maritime or any of its subsidiaries have agreed to purchase and any additional vessels that DHT Maritime or any of its subsidiaries acquire;

●	a pledge of the balances in certain bank accounts which DHT Maritime and its subsidiaries have agreed to keep with RBS; and

●	an unconditional and irrevocable guarantee by each of DHT Maritime’s vessel-owning subsidiaries.

The Secured Loan Facility Agreement provides that in the event of either the sale or total loss of a vessel, DHT Maritime and its subsidiaries must prepay an amount under the secured credit facility proportionate to the market value of the sold or lost vessel compared with the total market value of all of DHT Maritime’s and its subsidiaries’ vessels before such sale or loss together with accrued interest on the amount prepaid and, if such prepayment occurs on a date other than an interest payment date, any interest breakage costs.

Covenants

The Secured Loan Facility Agreement contains restrictive covenants that prohibit DHT Maritime and each of its subsidiaries from, among other things:

●	incurring additional indebtedness without the prior consent of the lenders;

●	permitting liens on assets;

●	merging or consolidating with other entities or transferring all or substantially all of their assets to another person;

●
paying dividends if the charter-free market value of the vessels that secure their obligations under the secured credit facility is less than 135% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any interest rates swaps that they enter, if there is a continuing default under the secured credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

●	changing the technical manager of our vessels without the prior consent of the lenders;

●	making certain loans, advances or investments; entering into certain material transactions with affiliated parties;

●	entering into certain types of charters, including bareboat charters and time charters or consecutive voyage charters of greater than 13 months (excluding our charters with OSG’s subsidiaries);

●	de-activating any of the vessels or allowing work to be done on any vessel in an aggregate amount greater than $2.0 million without first obtaining a lien waiver;

●	making non-ordinary course acquisitions or entering into a new line of business or establishing a place of business in the United States or any of its territories; and

●	selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our charters and our ship management agreements.

The Secured Loan Facility Agreement also contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility is less 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference shall be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers.

Events of Default

Each of the following events, among others, with respect to DHT Maritime or any of its subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the Secured Loan Facility Agreement:

●	non-payment of amounts due under the secured credit facility;

●	breach of the covenants;

●	misrepresentation;

●	cross-defaults to other indebtedness in excess of $2.0 million;

●	materially adverse judgments or orders;

●	event of insolvency or bankruptcy;

●	acceleration of any material amounts that DHT Maritime or any of its subsidiaries is obligated to pay;

●	breach of a time charter or a charter hire guaranty in connection with any of the vessels;

●	default under any collateral documentation or any swap transaction;

●	cessation of operations;

●	unlawfulness or repudiation;

●	if, in the reasonable determination of the lender, it becomes impossible or unlawful for DHT Maritime or any of its subsidiaries to comply with their obligations under the loan documents; and

●	if any event occurs that, in the reasonable opinion of the lender, has a material adverse effect on DHT Maritime and its subsidiaries’ operations, assets or business, taken as a whole.

The Secured Loan Facility Agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the secured credit facility be repaid immediately and terminate DHT Maritime’s and its subsidiaries’ ability to borrow under the secured credit facility and foreclose on the mortgages over the vessels and the related collateral.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
Erik A. Lind	54	Class I Director and Chairman
Einar Michael Steimler	62	Class I Director (1)
Randee Day	61	Class II Director (2)
Rolf A. Wikborg	51	Class III Director
Ole Jacob Diesen	62	Chief Executive Officer (3)
Eirik Ubøe	49	Chief Financial Officer
Tom R. Kjeldsberg	38	Senior Vice President, Business Development

(1) Mr. Steimler was appointed to our board of directors on March 4, 2010.  As a result, unless otherwise specified, any references to “our directors” prior to March 4, 2010, do not include Mr. Steimler.

(2) Ms. Day was named our Acting Chief Executive Officer on March 11, 2010, effective as of April 1, 2010. Ms. Day will succeed Mr. Ole Jacob Diesen, who will step down as Chief Executive Officer on March 31, 2010. Mr. Diesen has been our Chief Executive Officer since our IPO. Ms. Day will serve as our Acting Chief Executive Officer pursuant to an employment agreement for a nine-month term.

(3) Mr. Diesen will step down as our Chief Executive Officer on March 31, 2010. He will serve as a consultant to the company pursuant to a consulting agreement for a six-month term.

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors.  Mr. Lind has been chief executive of Tufton Oceanic and Managing Director of Tufton Oceanic Ltd.  since 2004.  Tufton Oceanic is a Fund Management firm for the Maritime, Energy related and the wider global transportation and infrastructure sectors.  Mr. Lind has more than 30 years experience in corporate banking, global shipping and specialized and structured asset financing.  From 1995 to 2001, Mr. Lind served as Executive Vice President and a member of the Executive Management Committee at IM Skaugen ASA, a Norwegian public shipping and logistics company engaged in the transportation of petrochemical gases, LPG and organic chemicals as well as crude oil lightering.  Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital.  He has been actively involved in corporate recapitalization, financial restructurings, investments, acquisitions and joint venture investments.  In addition to his board of directors positions within the Tufton Oceanic group of companies, Mr. Lind currently serves on the boards of directors of A.M.  Nomikos, a Greek ship-owning company, Alislami Oceanic Shipping Company I and II, investment companies based in the Jebel Ali Free Zone and Cayman Islands, respectively, KFH Oceanic Portfolio Company, a ship investment company based in the Cayman Islands, Frilin AS, a Norwegian private investment company, and Christiania Capital Partners, a private financial advisory and consulting firm based in Norway.  Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

Einar Michael Steimler—Director.  Mr. Steimler is the chairman of Tanker (UK) Agencies, the commercial agent to Tankers International, managers of a VLCC pool.  He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until end 2007.  Since 1998, Mr. Steimler has served as a Director of Euronav.  From 1999 to 2003, he also served as a Director of EXMAR, a CMB Group company.  During his shipping career, he has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a ship brokerage firm that was sold in 1994.  He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.  Mr. Steimler is a resident of the United Kingdom and a citizen of Norway.

Randee Day—Director.  Prior to agreeing to become our Acting Chief Executive Officer, effective as of April 1, 2010, Ms. Day had been a Managing Director at Seabury Transportation Holdings LLC, a leading advisory and consulting firm specializing in the transportation industry, since 2004 and was responsible for all of Seabury’s activities related to the maritime industry.  Ms. Day has more than 30 years of specialized international financial experience in the marine and energy sectors.  From 1985 to 2004, Ms. Day was president and chief executive officer of Day & Partners, Inc., a financial advisory and consulting firm focused on the maritime, energy and cruise industries with a diversified client base consisting of shipping companies, commercial banks and government agencies.  Ms. Day has an extensive background in international trust and maritime law and has worked with clients on bankruptcies, foreign judgments and strategies for disposing of real estate and shipping assets in various international jurisdictions.  Ms. Day has served as an independent director and audit committee chair of TBS International Ltd., a Bermuda based operator of one of the world’s largest controlled fleets of multipurpose tweendeck bulk carriers, since 2001.  From 1979 to 1985, Ms. Day served as the head of J.P.  Morgan’s Marine Transportation and Finance department in New York, where she was responsible for managing a $1 billion loan portfolio and overseeing relationships with the bank’s shipping clients in the Western Hemisphere and the Far East.  She also served in the London offices of J.P. Morgan, Continental Illinois National Bank & Trust and Bank of America.  Ms. Day is a resident and citizen of the United States.

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

Ole Jacob Diesen—Chief Executive Officer.  Mr. Diesen will step down as our Chief Executive Officer on March 31, 2010. He will continue working with the company as a consultant, pursuant to a consulting agreement.  Mr. Diesen has been an independent corporate and financial management consultant since 1997, serving a diverse group of clients primarily in the tanker industry.  Mr. Diesen has advised on a broad range of shipping transactions, including mergers and acquisitions, corporate reorganizations, joint ventures, asset sales, equity, debt and lease financings and vessel charters, pooling and technical management agreements.  Mr. Diesen’s career in shipping and shipping finance spans over 30 years.  From 1991 to 1997, Mr. Diesen served as Managing Director of Skaugen PetroTrans ASA, a Norwegian public company that was listed on the Oslo Stock Exchange.  Skaugen PetroTrans is an established crude oil lightering company in the U.S. Gulf and operator of a fleet of medium sized tankers.  From 1984 to 1991, Mr. Diesen headed Fearnley Group (UK) Ltd., a privately held corporate finance advisory firm specializing in the maritime and oil industries.  Prior to this, Mr. Diesen served for ten years with Manufacturers Hanover Trust, a predecessor to JPMorgan Chase, in positions including Vice President and Deputy Regional Manager, where he was responsible for the bank’s portfolios of shipping and Scandinavian corporate credits after having spent two years as a tanker chartering broker.  Mr. Diesen currently serves on a number of boards of directors including PetroTrans Holdings Ltd., Bermuda, the largest independently owned U.S. Gulf lightering business; I.M.  Skaugen Marine Services Pte Ltd., Singapore, an owner of LPG/ethylene carriers; and FSN Capital Holding Ltd., Jersey, a private equity firm.  Mr. Diesen is a citizen of Norway.

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

B.      COMPENSATION

DIRECTORS’ COMPENSATION

Each member of our board of directors is currently paid an annual fee of $47,500, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors.  We pay our chairman an additional $15,000 per year to compensate him for the extra duties incident to that office.  We pay the head of our audit committee an additional $11,750 per year and an additional $4,750 per year to each of the other members of the audit committee.  We pay the heads of our compensation committee and nominating and corporate governance committee an additional $8,000 each per year and an additional $1,000 per year to each of the other members of the compensation committee and nominating and corporate governance committee.  We pay each director $1,250 for each board of directors meeting attended.  On May 10, 2006, we awarded each of our directors 1,000 shares of restricted stock.  These shares of restricted stock vested and were issued on October 18, 2006.  On November 8, 2006, each member of our board of directors was awarded 3,614 shares of restricted stock, of which 1,204 shares vested in May 2007, 334 shares vested in May 2008 and 333 shares vested in May 2009.  The remaining  1,743 shares were forfeited.  On May 9, 2007, each member of our board of directors was awarded 3,287 shares of restricted stock, of which 333 shares vested in May 2008 and 334 shares vested in May 2009.  Of the remaining 2,620 shares, 334 shares vest in May 2010 subject to each member of our board of directors remaining a member of our board and 2,286 shares vest in May 2010, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  On May 9, 2008, each member of our board of directors was awarded 4,398 shares of restricted stock, of which 489 shares vested in May 2009.  Of the remaining 3,909 shares, 1,955 shares vest in May 2010 and 977 shares vest in May 2011, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  The remaining 977 shares of restricted stock each vest in two equal amounts in May 2010 and May 2011, subject to each member of our board of directors remaining a member of our board of directors.  On May 14, 2009, each member of our board of directors was awarded 25,063 shares of restricted stock, of which 16,708 shares vest in three equal amounts in May 2010, May 2011 and May 2012 subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  The remaining 8,354 shares of restricted stock each vest in three equal amounts in May 2010, May 2011 and May 2012 subject to each member of our board of directors remaining a member of our board of directors.  During the vesting period of the shares of restricted stock awarded to our directors on November 8, 2006, May 9, 2007, May 9, 2008 and May 2009 each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to each director as the shares vest.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our acting chief executive officer, Ms. Randee Day, will receive a monthly salary of $45,000, which includes benefits. The term of Ms. Day’s employment as acting chief executive officer terminates on January 1, 2010, unless earlier terminated pursuant to the terms of her employment agreement. Our chief financial officer, Mr. Eirik Ubøe receives an annual salary of NOK 1,900,000, which includes benefits.  In addition, each is reimbursed for expenses incurred in the performance of their duties as our executive officers and receives the equity based compensation described below.  Our senior vice president, Mr. Tom R. Kjeldsberg, receives an annual salary of NOK 1,750,000. Mr. Ole Jacob Diesen will receive a consulting salary of $50,000 per month pursuant to a consulting agreement, as well as equity-based consideration described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Ms. Day and Mr. Ubøe that set forth their rights and obligations as our acting chief executive officer and chief financial officer, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time.  In addition, we terminated Mr. Diesen's employment with us as of March 31, 2010. As a result of such termination, we will continue to pay Mr. Diesen his salary during the six-month notice period commencing on April 1, 2010 and within 30 days of the effective date of Mr. Diesen's termination of employment, we will pay him a lump sum equal to one year's salary pursuant to the terms of his employment agreement. The termination of his employment did not affect any equity-based consideration granted to him previously. Such awards shall vest and become exercisable from the termination date of Mr. Diesen’s consulting agreement, subject to other terms and conditions of such grants.

In connection with our IPO, both Mr. Diesen and Mr. Ubøe received a combination of stock options and restricted stock that had a grant date value of $75,000 split equally between stock options and restricted stock.  The 3,125 shares of restricted stock awarded to each of Mr. Diesen and Mr. Ubøe in connection with our IPO vest in four equal amounts in October 2006, 2007, 2008 and 2009, respectively, subject to the relevant officer’s continued employment with us.  The 34,723 stock options granted to each of Mr. Diesen and Mr. Ubøe have an exercise price of $12 per share and expire on October 18, 2015.  On February 19, 2007, each officer exercised 11,575 options in a “cash-less” exercise and 2,352 shares were issued to each of them.  On October 23, 2007, each officer exercised a further 11,574 options in a “cash-less” exercise and 2,190 shares were issued to each of them.  The remaining 11,574 stock options granted to each of Mr. Diesen and Mr. Ubøe have not yet been exercised.  Each executive officer is also eligible for additional grants under our 2005 Incentive Compensation Plan, as determined by the compensation committee of our board of directors.  On November 8, 2006, Mr. Diesen and Mr. Ubøe were awarded 14,457 and 9,940 shares of restricted stock, respectively, of which 4,820 and 3,314, respectively, vested in May 2007, 1,042 and 1,042, respectively, vested in May 2008 and May 2009.  The remaining 7,553 and 4,542 shares, respectively, were forfeited.  On May 9, 2007, Mr. Diesen and Mr. Ubøe were awarded 13,149 and 9,040 shares of restricted stock, respectively, of which 1,042 shares each vested in May 2008 and May 2009.  Of the remaining 11,065 awarded to Mr. Diesen, 10,023 shares vest in May 2010, subject to continued employment with us and certain market conditions and the final 1,041 shares vest in  May 2010 subject to continued employment with us.  Of the remaining 6,957 awarded to Mr. Ubøe, 5,916 shares vest in May 2010 subject to continued employment with us and certain market conditions and the final 1,041 shares vest in May 2010 subject to continued employment with us.  On May 9, 2008, Mr. Diesen and Mr. Ubøe were awarded 26,385 and 14,094 shares of restricted stock, respectively, of which 2,932 and 1,566 shares, respectively, vested in May 2009.  Of the remaining 23,453 awarded to Mr. Diesen, 11,726 shares and 5,864 shares, respectively, vest in May 2010 and May 2011, subject to continued employment with us and certain market conditions and the final 5,864 shares vest in two equal amounts in May 2010 and May 2011 subject to continued employment with us.  Of the remaining 12,528 awarded to Mr. Ubøe, 6,264 shares and 3,132 shares, respectively, vest in May 2010 and May 2011, subject to continued employment with us and certain market conditions and the final 3,132 shares vest in two equal amounts in May 2010 and May 2011 subject to continued employment with us.  On May 14, 2009, Mr. Diesen and Mr. Ubøe were awarded 75,188 and 36,630 shares of restricted stock, respectively, of which 50,125 and 24,420 shares, respectively, vest in three equal amounts in May 2010, May 2011 and May 2012, subject to continued employment with us and certain market conditions.  The remaining 25,063 and 12,210 shares of restricted stock each vest in three equal amounts in May 2010, May 2011 and May 2012, subject to continued employment with us.  During the vesting period of the shares of restricted stock awarded to Mr. Diesen and Mr. Ubøe on November 8, 2006, May 9, 2007, May 9, 2008 and May 14, 2009, Mr. Diesen and Mr. Ubøe will each be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to Mr. Diesen and Mr. Ubøe as the shares vest.

In the event that (i) we terminate Mr. Ubøe’s employment without cause (as such term is defined in the employment agreement) or (ii) Mr. Ubøe terminates his employment for good reason (as such term is defined in the employment agreement) within six months following a change of control, then we will pay him an amount equal to one year’s salary (also, if Mr. Ubøe loses his position for good reason within six months following a change of control, he may, at the board of directors’ discretion, be entitled to a payment equal to twice his annual base salary and any unvested equity awards will become fully vested).  In addition, in the event Mr. Ubøe is terminated without cause pursuant to clause (i) above, all of his equity based compensation, including initial grants, will immediately vest and become exercisable.  If Mr. Ubøe s employment is terminated due to death or disability, we will continue to pay his salary through the first anniversary of such date of termination.  In the event that Mr. Ubøe’s employment is terminated for cause, we are only obligated to pay his salary and unreimbursed expenses through the termination date.

In the event that (i) we terminate Ms. Day’s employment without cause (as such term is defined in the employment agreement) or (ii) Ms. Day terminates her employment for good reason (as such term is defined in the employment agreement) within six months following a change of control, then we will pay her an amount equal to the value of 50,000 shares of our common stock, in addition to any salary earned by Ms. Day through the date of termination that remains unpaid as of such date as well as reimbursement of any unreimbursed business expenses incurred by her prior to the date of termination and accrued but unused vacation. If Ms. Day’s employment is terminated due to death or disability (as such term is defined in the employment agreement), then we will pay her or her personal representatives, as the case may be, a lump sump equivalent of her basic salary for any unexpired period of the term of the agreement.

In the event that we terminate Mr. Diesen’s consulting agreement (i) for any reason other than (a) cause (as such term is defined in the consulting agreement) or (b) Mr. Diesen’s death or disability (as such term is defined in the consulting agreement) or (ii) upon expiry of the term of the consulting agreement, then (A) we shall pay to Mr. Diesen within 14 days of termination of the appointment a lump sum equal to $900,000 less the fees paid to him under the consulting agreement; (B) we shall grant or transfer to Mr. Diesen 50,000 shares of our common stock for nil consideration and (C) all outstanding equity-based compensation granted to Mr. Diesen during his previous employment with the company shall vest and become exercisable on the effective date of the termination of the appointment, subject to the other terms and conditions of such grants.

In the event that Mr. Diesen’s consulting arrangement terminates due to his death or disability (as such term is defined in the consulting agreement), then we shall (A) pay to Mr. Diesen or to his personal representatives, within 14 days of the date of termination of the appointment a lump sum equal to $900,000 less the fees paid to him under the consulting agreement and (B) grant or transfer to Mr. Diesen or his personal representatives 50,000 shares of our common stock for nil consideration.

Pursuant to their employment agreements or consulting agreement, as applicable, each of Mr. Diesen, Ms. Day and Mr. Ubøe has agreed to protect our confidential information.  Each of Mr. Diesen and Mr. Ubøe has agreed during the term of the agreements and for a period of one year following their termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors. In addition, Ms. Day has agreed during the term of her employment agreement and for a period of three months following her termination, subject to extension, not to (i) directly or indirectly, without the prior written consent of the board of directors interfere with or damage (or attempt to interfere with or damage) any relationship between us or any of our affiliates and their respective employees, customers, clients, vendors or suppliers (or any person that we or any of our affiliates have approached or have made significant plans to approach as a prospective employee, customer, client, vendor or supplier) or any governmental authority or any agent or representative thereof or (ii) assist any person in any way to do, or attempt to do, any of the foregoing.

We have also entered into an indemnification agreement with each of Mr. Diesen and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

We have entered into an employment agreement with Mr. Kjeldsberg that sets forth his rights and obligations as our Senior Vice President.  Either we or Mr. Kjeldsberg may terminate his employment agreement for any reason at any time.  Pursuant to his employment agreement, Mr. Kjeldsberg receives a base salary in the amount of NOK 1,750,000 per year.  In addition, Mr. Kjeldsberg is eligible to receive equity awards pursuant to the 2005 Incentive Compensation Plan.  On May 9, 2007, Mr. Kjeldsberg was awarded 8,218 shares of restricted stock, of which of which 913 shares vested in May 2008 and 913 shares vested in May 2009.  Of the remaining 6,392 shares, 5,479 shares vest in May 2010 subject to continued employment with us and certain market conditions.  The remaining 913 shares of restricted stock each vest in May 2010 subject to continued employment with us.  On May 9, 2008, Mr. Kjeldsberg was awarded 13,011 shares of restricted stock, of which 1,445 shares vested in May 2009.  Of the remaining 11,566 shares, 5,784 shares and 2,892 shares, respectively, vest in May 2010 and May 2011, subject to continued employment with us and certain market conditions.  The remaining 2,890 shares of restricted stock vest in two equal amounts in May 2010 and May 2011, subject to continued employment with us.  On May 14, 2009 Mr. Kjeldsberg was awarded 33,738 shares of restricted stock of which 22,492 shares vest in three equal amounts in May 2010, May 2011 and May 2012 subject to continued employment with us and certain market conditions.  The remaining 11,246 shares of restricted stock vest in three equal amounts in May 2010, May 2011 and May 2012, subject to continued employment with us.  During the vesting period of the shares of restricted stock awarded to Mr. Kjeldsberg on May 9, 2007, May 9, 2008 and May 14, 2009, Mr. Kjeldsberg will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to Mr. Kjeldsberg as the shares vest.

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

Stock Plan

2005 Incentive Compensation Plan

We established the 2005 Incentive Compensation Plan, or the “Plan,” prior to the consummation of our IPO for the initial benefit of our directors and officers (including prospective directors and officers).  The following description of the Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended and non-statutory stock options, or “NSOs,” restricted stock awards, restricted stock units, or “RSUs,” cash incentive awards and other equity-based or equity-related awards.

Plan administration

The Plan will be administered by the compensation committee of our board of directors or such other committee as our board of directors may designate to administer the Plan.  Initially, our entire board will perform the functions of the compensation committee and will administer the Plan.  Subject to the terms of the Plan and applicable law, the compensation committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate Plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 700,000, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the Plan is 150,000.  The maximum number of shares of our common stock with respect to which awards may be granted to any participant in the Plan in any fiscal year is 100,000.  If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan.

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

Amendment and termination of the Plan

Subject to any government regulation and to the rules of the NYSE or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan.  No modification, amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

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

C.      BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of four directors, all of whom are independent under the applicable rules of the NYSE.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Each of Mr. Erik Lind, Mr. Rolf Wikborg and Ms. Randee Day was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  The term of both of our Class I directors, Mr. Erik Lind and Mr. Einar Michael Steimler, expires in 2011; the term of our Class III director, Mr. Rolf Wikborg, expires in 2012; and the term of our Class II director, Ms. Randee Day, expires in 2010.  Mr. Wikborg was re-elected as our Class III director at our annual stockholders meeting on June 18, 2009, Ms. Day was re-elected as our Class II director at our annual stockholders meeting on June 20, 2007 and Mr. Lind was re-elected as our Class I director at our annual stockholders meeting on June 18, 2008.

BOARD COMMITTEES

Our board of directors, which is entirely composed of independent directors under the applicable rules of the NYSE, performs the functions of our audit committee, compensation committee and nominating and corporate governance committee.

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements.  Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.

The purpose of our nominating and corporate governance committee to (i) identify individuals qualified to become board of directors members and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman.

DIRECTORS

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote.  There is no provision for cumulative voting.

Our bylaws provide that our board of directors must consist of at least three members.  Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock.  The board of directors may change the number of directors only by a majority vote of the entire board of directors.

D.      EMPLOYEES

As of December 31, 2009, we had 3 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.      SHARE OWNERSHIP

See “Item 7.A Major Stockholders.”

ITEM 7.    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group.  Following the completion of our IPO we have one class of common stock outstanding and each outstanding share will be entitled to one vote.

	Number of Shares	Percentage of Outstanding Shares
Persons owning more than 5% of a class of our equity securities
MMI Investments, L.P. (1)	4,362,900	9.0
BlackRock, Inc. (2)	3,111,158	6.39
Rivanna Partners, L.P. (3)	2,860,171	5.9
Directors
Erik A. Lind (4)	35,970	*
Randee Day (4)	37,970	*
Rolf A. Wikborg (4)	35,970	*
Einar Michael Steimler	—	—
Executive Officers
Ole Jacob Diesen (5)	150,716	*
Eirik Ubøe (6)	78,319	*
Tom R. Kjeldsberg (7)	59,419	*
Directors and executive officers as a group (6 persons) (8)	348,364	*

*	Less than 1%
(1)	Based on a Schedule 13D/A filed by MMI Investments, L.P. with the Commission on March 17, 2010.
(2)	Based on a Schedule 13G filed by BlackRock, Inc. with the Commission on January 29, 2010.
(3)	Based on a Schedule 13G filed by Rivanna Partners, L.P. with the Commission on January 28, 2010.
(4)	Includes 31,592 shares of restricted stock subject to vesting conditions.
(5)
Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015. Includes 109,706 shares of restricted stock subject to vesting conditions. Does not include 50,000 shares to be issued to Mr. Diesen upon termination of his consulting agreement.

(6)	Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015. Includes 56,114 shares of restricted stock subject to vesting conditions.
(7)	Includes 51,696 shares of restricted stock subject to vesting conditions.
(8)	Includes 312,289 shares of restricted stock subject to vesting conditions.

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

See Reports of Independent Registered Public Accounting Firm on pages F-2 through F-3.

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

Historically, we paid quarterly dividends to the holders of our common stock in March, June, September and December of each year, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board of directors.  In January 2008, our board of directors approved a new dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $0.25 per share.  The dividends paid related to the four quarters of 2008 and amounted to $0.25, $0.25, $0.30 and $0.30 per share, respectively.  The dividend paid related to the first quarter of 2009 was $0.25 per share.  For the last three quarters related to 2009 we did not pay any dividend.

Our board of directors may review and amend our dividend policy from time to time in accordance with any future growth of our fleet or for other reasons.  The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and other factors.

The amount of future dividends, if any, could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.

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

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”  The following table lists the high and low closing market prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2006	$16.44	$12.10
December 31, 2007	18.73	11.64
December 31, 2008	12.61	3.25
December 31, 2009	6.74	3.39

Quarter ended:
March 31, 2008	12.61	9.32
June 30, 2008	12.20	9.85
September 30, 2008	10.14	6.14
December 31, 2008	6.75	3.25
March 31, 2009	6.74	3.84
June 30, 2009	5.77	3.70
September 30, 2009	5.38	3.65
December 31, 2009	4.23	3.39

Month ended:
September 30, 2009	5.08	3.65
October 31, 2009	3.86	3.39
November 30, 2009	4.11	3.43
December 31, 2009	4.23	3.67
January 31, 2010	4.03	3.69
February 28, 2010	3.80	3.52

5.	TYPE AND CLASS OF SECURITIES

Not applicable.

6.	LIMITATIONS OF SECURITIES

Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED

Not applicable.

B.            PLAN OF DISTRIBUTION

Not applicable.

C.            MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.            SELLING SHAREHOLDERS

Not applicable.

E.             DILUTION FROM OFFERING

Not applicable.

F.             EXPENSES OF OFFERING

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.            SHARE CAPITAL

Not applicable.

B.            MEMORANDUM AND ARTICLES OF ASSOCIATION

Not applicable.

The following is a description of the material terms of our articles of incorporation and bylaws.  Because the following is only a summary, it does not contain all information that you may find useful.  For more complete information you should read our articles of incorporation and bylaws listed as an exhibit to this report.

PURPOSE

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

AUTHORIZED CAPITALIZATION

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.  As of December 31, 2009, we had outstanding 48,675,897 shares of common stock and no shares of preferred stock.  All of our shares of stock are in registered form.

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

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

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

Our bylaws provide that our board of directors must consist of at least three members.  Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock.  The board of directors may change the number of directors only by a majority vote of the entire board of directors.

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

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares.  In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares.  The dissenting stockholder must follow the procedures set forth in the BCA to receive payment.  In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities exchange.

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

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest, as well as the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 1,000,000 shares of blank check preferred stock.  Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors.  Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors.  Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

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

Limited Actions by Stockholders

Our articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders.  Our articles of incorporation and our bylaws provide that, subject to certain exceptions, our chairman or chief executive officer, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice.  Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

TRANSFER AGENT

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

LISTING

Our common stock is listed on the NYSE under the symbol “DHT.”

C.      MATERIAL CONTRACTS

Other than the Executive Officer Employment Agreements (described below), the Charters, the Ship Management Agreements (as amended), our Guarantees and our Secured Loan Facility Agreement (as amended), we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreements

We have entered into employment agreements with Ms. Randee Day and Mr. Eirik Ubøe that set forth their rights and obligations as our acting chief executive officer and chief financial officer, respectively.  We had also entered into an employment agreement with Mr. Diesen that had set forth his rights and obligations as our chief executive officer, which was terminated on March 31, 2010.  Either the executive or we may terminate the employment agreements for any reason and at any time.  In addition, we have also entered into a consulting agreement with Mr. Diesen that sets forth his rights and obligations as a consultant. Either Mr. Diesen or we may terminate the consulting agreement at any time.  We have also entered into an employment agreement with Mr. Tom R. Kjeldsberg that sets forth his rights and obligations as our Senior Vice President.  Either Mr. Kjeldsberg or we may terminate the employment agreement at any time.  For additional information on these agreements see “Item 6.  Directors, Senior Management and Employees─Executive Compensation, Employment Agreements.”

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Code, Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Operating Income: In General

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes.  As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

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

In the absence of exemption from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described below.  We have not, nor do we believe we will, engage in transportation that produces income which is considered to be 100% from sources within the United States.

Exemption of operating income from United States federal income taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our United States source shipping income if:

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

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations.  Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.  Because shares of our common stock are traded on the NYSE, it is difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock.

As to the Publicly-Traded Test, the regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  We believe that our common stock, which is, and will continue to be, the sole class of our issued and outstanding stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market.  Under the regulations, our common stock is considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “listing threshold.”  The regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year).  We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests.  However, even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.  We believe this is and will continue to be the case.

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

We believe that we have satisfied and will continue to satisfy the Publicly-Traded Test and that the 5 percent Override Rule has not been and will not be applicable to us.  However, no assurance can be given that this will be the case in the future.

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

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at a preferential tax rate of 15% (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by us.  If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.  Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed at ordinary income rates in the hands of a United States Non-Corporate Holder.

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

PFIC status and significant tax consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes.  In particular, United States Non-Corporate Holders will not be eligible for the 15% tax rate on qualified dividends.  In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either

●
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that we are not currently a PFIC and will not be a PFIC.  In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

We believe there is legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes.  However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours.  Moreover, the U.S. Court of Appeals for the Fifth Circuit has held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income.  If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC.  As a result, the IRS or a court could disagree with our position that we are not currently a PFIC.  No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Under recently enacted legislation, if we were to be treated as a PFIC for any taxable year, a United States Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock.  In addition, as discussed more fully below, a United States Holder would be subject to different taxation rules depending on whether the United States Holder made an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.”  As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock.  If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.  Certain of these rules would apply to a United States Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

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

B.            MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of DHT Maritime, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2009 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or  “COSO”.  Based on our assessment, management has determined that the Company’s internal controls over financial reporting were effective as of December 31, 2009 based on the criteria in Internal Control—Integrated Framework issued by COSO.

C.            ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

The company’s board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.                      CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees including its Chief Executive Officer (its principal executive officer) and Chief Financial Officer (its principal accounting officer).  The Company has posted this Code of Ethics to its website at www.dhtholdings.com, where it is publicly available.  In addition, the Company will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders upon request.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young LLP and Ernst & Young AS, respectively, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2008 and 2009.

Fees	2008	2009
Audit Fees(1)	$225,000	$200,000
Audit—Related Fees(2)	51,500	35,250
Total	$276,500	$235,250

(1)
Audit fees for 2008 and 2009 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2008 and 2009, respectively.

(2)
Audit-related fees for 2009 consisted of $29,500 in respect of services rendered for the preparation of a registration statement on Form F-3 for the issue of $9.4 million shares and $5,750 related to the filing of a registration statement on form S-8.  Audit-related fees for 2008 consisted of $39,500 in respect of services rendered for the preparation of a registration statement on Form F-3 for the issue of 9.2 million shares and $12,000 relating to services for a transaction which did not materialize.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2009.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

We are fully compliant with the listing standards of the NYSE applicable to foreign private issuers.  Our corporate governance practices do not significantly differ from those followed by U.S. companies listed on the NYSE.

PART III

ITEM 17.       FINANCIAL STATEMENTS

Not applicable.

ITEM 18.       FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young AS, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.                      EXHIBITS

1.1+	Articles of Incorporation of DHT Holdings, Inc.

1.2+	Bylaws of DHT Holdings, Inc.

2.1	Form of Common Stock Certificate.

2.2*	Registration Rights Agreement.

4.1.1*	Form of Credit Agreement.

4.1.2******	Amendment No. 1 to Credit Agreement.

4.2.1*	Time Charter ─ Overseas Ann.

4.2.2*	Time Charter ─ Overseas Chris.

4.2.3*	Time Charter ─ Overseas Regal.

4.2.4*	Time Charter ─ Overseas Cathy.

4.2.5*	Time Charter ─ Overseas Sophie.

4.2.6*	Time Charter ─ Overseas Rebecca.

4.2.7*	Time Charter ─ Overseas Ania.

4.2.8*******	Amendment to Time Charter ─ Overseas Ania.

4.2.9*******	Amendment to Time Charter ─ Overseas Ann.

4.2.10*******	Amendment to Time Charter ─ Overseas Cathy.

4.2.11*******	Amendment to Time Charter ─ Overseas Chris.

4.2.12*******	Amendment to Time Charter ─ Overseas Rebecca.

4.2.13*******	Amendment to Time Charter ─ Overseas Regal.

4.2.14*******	Amendment to Time Charter ─ Overseas Sophie.

4.3.1**	Memorandum of Agreement ─ Overseas Newcastle.

4.3.2**	Memorandum of Agreement ─ Overseas London.

4.4.1*	Ship Management Agreement ─ Overseas Ann.

4.4.2*	Ship Management Agreement ─ Overseas Chris.

4.4.3*	Ship Management Agreement ─ Overseas Regal.

4.4.4*	Ship Management Agreement ─ Overseas Cathy.

4.4.5*	Ship Management Agreement ─ Overseas Sophie.

4.4.6*	Ship Management Agreement ─ Overseas Rebecca.

4.4.7*	Ship Management Agreement ─ Overseas Ania.

4.5.1***	Amendment to Ship Management Agreement ─ Overseas Ann.

4.5.2***	Amendment to Ship Management Agreement ─ Overseas Chris.

4.5.3***	Amendment to Ship Management Agreement ─ Overseas Regal.

4.5.4***	Amendment to Ship Management Agreement ─ Overseas Cathy.

4.5.5***	Amendment to Ship Management Agreement ─ Overseas Sophie.

4.5.6***	Amendment to Ship Management Agreement ─ Overseas Rebecca.

4.5.7***	Amendment to Ship Management Agreement ─ Overseas Ania.

4.5.8*******	Ship Management Agreement.

4.6*	Charter Framework Agreement.

4.7*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement.

4.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.

4.9*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters.

4.10*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.

4.11*******	Employment Agreement of Ole Jacob Diesen.

4.11.1*	Indemnification Agreement of Ole Jacob Diesen.

4.12****	Employment Agreement of Eirik Ubøe.

4.12.1****	Indemnification Agreement of Eirik Ubøe.

4.13*****	Employment Agreement of Tom R. Kjeldsberg.

4.14*	2005 Incentive Compensation Plan.

4.15********	Amendment to the 2005 Incentive Compensation Plan.

4.16+	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.

4.17+	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Charters.

4.18+	Indemnification Agreement of Ole Jacob Diesen by DHT Holdings, Inc.

4.19+	Indemnification Agreement of Eirik Ubøe by DHT Holdings, Inc.

4.20	Employment Agreement of Randee Day.

4.21	Consulting Agreement of Ole Jacob Diesen.

8.1**	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.

+	Incorporated herein by reference from the company’s Form 6-K filed on March 1, 2010.

*	Incorporated herein by reference from the company’s Registration Statement on Form F-1 (File No. 333 -128460).

**	Incorporated herein by reference from the company’s Registration Statement on Form F-3 (File No. 333-147001).

***	Incorporated herein by reference from the company’s Form 6-K filed on May 17, 2007.

****	Incorporated herein by reference from the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).

*****	Incorporated herein by reference from the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-32640).

******	Incorporated herein by reference from the company’s Form 6-K filed on September 2, 2009.

*******	Incorporated herein by reference from the company’s Form 6-K filed on February 12, 2009.

********	Incorporated herein by reference from the company’s Form S-8 filed on October 9, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 25, 2010	By:	/s/ OLE JACOB DIESEN
Name: Ole Jacob Diesen
Title: Chief Executive Officer (Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Maritime, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
DHT Maritime, Inc.

We have audited the accompanying consolidated statement of financial position of DHT Maritime, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DHT Maritime, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2010, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG AS

Oslo, Norway
March 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
DHT Maritime, Inc.

We have audited DHT Maritime, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DHT Maritime, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, DHT Maritime, Inc. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of DHT Maritime, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2009, and our report dated March 25, 2010 expressed an unqualified opinion thereon.

Ernst & Young AS

Oslo, Norway
March 25, 2010

DHT Maritime, Inc.
Consolidated Statement of Financial Position
as of December 31,

(Dollars in thousands)	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$72,664	$59,020
Voyage receivables from OSG	-	8,791
Prepaid expenses	3,287	1,150
Total current assets	75,951	68,961

Vessels, net of accumulated depreciation	441,036	462,387
Other long term receivables	984	-
Total assets	$517,971	$531,348

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	$6,250	$6,400
Derivative financial instruments	11,779	10,945
Deferred shipping revenues	7,898	7,855
Total current liabilities	25,927	25,200

Long-term liabilities
Long term debt	293,041	342,852
Derivative financial instruments	6,646	15,473
Other long term liabilities	433	-
Total long term liabilities	300,120	358,325

Stockholders’ equity
Common stock	487	392
Paid-in additional capital	239,624	200,570
Retained earnings/(deficit)	(33,824)	(26,721)
Accumulated other comprehensive income/(loss)	(14,363)	(26,418)

Total stockholders’ equity	$191,924	$147,823
Total liabilities and stockholders’ equity	$517,971	$531,348
See notes to accompanying financial statements.

DHT Maritime, Inc.
Consolidated Income Statement

(Dollars in thousands, except share and per share amounts)	Year ended December 31, 2009	Year ended December 31, 2008

Shipping revenues	$102,576	$114,603

Operating expenses
Vessel expenses	30,034	21,409
Depreciation and amortization	26,762	25,948
General and administrative	4,588	4,766
Total operating expenses	61,384	52,123
Income from vessel operations	41,192	62,480

Interest income	298	1,572
Interest expense	(18,130)	(21,904)
Fair value gain/(loss) on derivative financial instruments	(4,062)	-
Other financial (expense)	(2,452)	-
Net income / Profit for the year	$16,846	$42,148

Basic net income per share	$0.36	$1.17
Diluted net income per share	$0.36	$1.17

Weighted average number of shares (basic)	46,321,404	36,055,422
Weighted average number of shares (diluted)	46,321,404	36,055,422

Statement of Comprehensive Income

Profit for the year	$16,846	$42,148

Other comprehensive income:
Cash flow hedges	12,055	(16,200)

Total comprehensive income for the period	$28,901	$25,948
See notes to accompanying financial statements.

DHT Maritime, Inc.
Consolidated Statement of Changes in Shareholders’ Equity

(Dollars in thousands)	Common Stock		Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
	Shares	Amount
Balance at January 1, 2008	30,030,811	$300	$108,760	$(26,967)	$(10,218)	$71,875
Total comprehensive income				42,148	(16,200)	25,948
Cash dividends declared and paid				(41,902)		(41,902)
Issue of Common stock	9,200,000	92	91,334			91,426
Compensation related to options and restricted stock			476			476
Issue of restricted stock awards	7,996					-
Balance at December 31, 2008	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823

(Dollars in thousands)	Common Stock		Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
	Shares	Amount
Balance at January 1, 2009	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income				16,846	12,055	28,901
Cash dividends declared and paid				(23,949)		(23,949)
Issue of Common stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		749			749
Issue of restricted stock awards						-
Balance at December 31, 2009	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924

Transaction costs on stock issues: The amount recognized as additional paid-in capital in 2009 and 2008 is after the deduction of share issue cost of $206,998 and $343,567, respectively.

See notes to accompanying financial statements.

DHT Maritime, Inc. Consolidated Statement of Cash Flow

(Dollars in thousands)	Year ended December 31, 2009	Year ended December 31, 2008

Cash Flows from Operating Activities:
Net income	$16,846	$42,148
Items included in net income not affecting cash flows:
Depreciation and amortization	26,762	25,948
Amortization related to interest and swap expense	4,251	189
Deferred compensation related to options and restricted stock	749	476
Changes in operating assets and liabilities:
Receivables	8,791	(7,244)
Prepaid expenses	(3,121)	525
Accounts payable, accrued expenses and deferred revenue	326	2,840
Net cash provided by operating activities	54,604	64,882

Cash Flows from Investing Activities:
Investment in vessels	(5,411)	(81,185)
Net cash used in investing activities	(5,411)	(81,185)

Cash flows from Financing Activities
Issuance of common stock	38,400	91,426
Issuance of long-term debt, net of acquisition costs	-	90,300
Cash dividends paid	(23,949)	(41,902)
Deferred offering costs	-	134
Repayment of long-term debt	(50,000)	(75,000)
Net cash provided by/ (used in) financing activities	(35,549)	64,958

Net increase/(decrease) in cash and cash equivalents	13,644	48,655
Cash and cash equivalents at beginning of period	59,020	10,365
Cash and cash equivalents at end of period	$72,664	$59,020
Interest paid	$18,303	$20,750

See notes to accompanying financial statements.

NOTES TO DHT MARITIME, INC.
CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General Information

DHT Maritime, Inc. (the “Company”) was incorporated under the name of Double Hull Tankers, Inc. on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, the Company completed its initial public offering. Immediately after the initial public offering wholly owned subsidiaries of OSG owned 44.5% of the Company’s common stock. During the first half of 2007 the wholly owned subsidiaries of OSG sold all of their shares of the Company’s common stock. In June 2008 the Company changed its name from Double Hull Tankers, Inc. to DHT Maritime Inc.

The Company has nine Marshall Islands subsidiaries (the “Vessel Subsidiaries”) and one Norwegian subsidiary. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.

The Company’s principal executive office is located at 26 New Street, St Helier, Jersey, Channel Islands.

Note 2 – Significant Accounting Principles

Basis of preparation and accounting

The DHT Maritime, Inc. consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The principal accounting policies are set out below.

The financial statement for the year ended December 31, 2009 is the first annual financial statement that the Company has prepared in accordance with IFRS and includes the comparative period for 2008. The IFRS opening balance and discussion of implementation effects are provided in note 15.

Basis of consolidation
The consolidated financial statements comprise the financial statement of DHT Maritime, Inc and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed during the year are included in the consolidated financial statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated upon consolidation or combination.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of fair values of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange of control of the acquiree, plus any costs directly attributable to the business combination.

The cost of the business combination in excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as goodwill.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Cash and cash equivalents are recorded at their nominal amount on the balance sheet.

Vessels

Vessels are stated at historical cost, less subsequent depreciation and impairment, if any. For vessels purchased, these costs include expenditures that are directly attributable to the acquisition of these vessels. Depreciation is calculated on a straight-line basis over the useful life of the vessels, taking residual values into consideration, and adjusted for impairment charges, if any.

The estimated useful lives, and residual values are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.

Each component of the vessels, with a cost significant to the total cost, is separately identified and depreciated, on a straight-line basis, over that component’s useful life.

Deferred drydock expenditures

Drydock expenditures have been recognized as an asset when the recognition criteria were met. The recognition is made when the dry-docking has been performed and is depreciated based on estimated time to the next inspection.  Any remaining carrying amount of the cost of the previous inspection is de-recognized. Ordinary repairs and maintenance expenses are charged to the income statement during the financial period in which they are incurred.

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. Normally this will cause each vessel to be tested separately, however in situations where vessels are expected to operate in a commercial pool over a longer period, impairment test can under certain conditions be performed on a fleet wide basis. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Such impairment is recognized in the income statement. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined, had no impairment loss been recognized in prior years.  Such reversals are recognized in the income statement.

 Leases

The determination of whether an arrangement is, or contain a lease, is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific or assets or the arrangement conveys a right to use the asset. Time charters and bareboat charter arrangements are assessed to involve lease arrangements.  Leases in which a significant portion of the risks and rewards of the ownership are retained by the lessor are classified as operating lease. The charter arrangements whereby the Company’s vessels are leased are treated as operating leases. Payments made under operating leases are further described in the paragraph discussing revenue.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters.

For vessels operating in commercial pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

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

On October 18, 2005, and as subsequently amended, the Company entered into ship management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its seven Initial Vessels (the vessels that we acquired simultaneously with the closing of our initial public offering on October 18, 2005) in exchange for a fixed fee.  As part of the ship management agreements, OSG was responsible for drydocking costs.

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” (FVTPL) or “other financial liabilities”. The FVTPL category comprises the Company’s derivatives. Other financial liabilities of the Company are classified as “other financial liabilities.

a)	Other financial liabilities

Other financial liabilities, including debt, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

b)	Derivatives

The Company uses interest rate swaps to convert interest-bearing debt from floating to fixed rate. The swaps have been designated and have qualified as cash flow hedges until December 31, 2008. The Company applied hedge accounting until December 31, 2008. From January 1, 2009 the Company has discontinued hedge accounting prospectively.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss immediately.

When a derivative is an effective hedge instrument, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income.

As of January 1, 2009, when the Company discontinued hedge accounting prospectively, the unrealized gains and losses on the derivative instruments recognized in comprehensive income remains in comprehensive income until the hedged forecast transaction occurs.

Fair Value Measurement

The fair value of financial instruments that are actively traded in organized markets is determined by reference to quoted marked bid prices. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flows analysis or other valuation models.

Financial assets – receivables

Trade receivables are measured at amortised cost using the effective interest rate method, less any impairment. Normally the interest element could be neglected due to the fact that the receivables are short term. The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts.  The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information.

Derecognition of financial assets and financial liabilities

The Company derecognises a financial asset only when the contractual rights to cash flows from the asset expire; or it transfers the financial asset and substantially all risks and reward of ownership of the asset to another entity.

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
a)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
b)	Income and expense for each income statement are translated at the average exchange rate, and
c)	All resulting exchange differences are recognised as a separate component of equity.

Concentration of risk

All of the Company’s vessels are chartered to OSG, and consequently OSG is the only source of trade receivables. Due to this fact the concentration of risk related to trade receivables is substantial, however the Company believes that the risk can be adequately monitored as OSG is a publicly traded company with credit ratings from Standard & Poors and Moody’s.  All of the Company’s debt and counterparty for its interest rate swaps are with the same financial institution.

Balance Sheet Classification

Current assets and short-term liabilities include items due less than one year from the balance sheet date, and items related to the operating cycle, if longer, and those primarily held for trading.  The current portion of long-term debt is included as current liabilities.  Other assets than those described above are classified as non-current assets.

Where the Company holds a derivative as an economic hedge (even if hedge accounting is not applied) for a period beyond 12 months after the balance sheet date, the derivative is classified as non-current (or separated into current and non-current).

 Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also related if they are subject to common control or common significant influence.  All transactions between the related parties are recorded at ‘arm’s length’ (estimated market value).

Taxes:

No income taxes have been provided herein because the Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated.

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock, that is subject to vesting conditions. Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest.

Segment information

The Company does only have one operating segment, and consequently does not provide segment information, except for the entity wide disclosures required.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Areas where significant judgement has been applied are:
●
Depreciation: As described above, the Company reviews estimated useful lives and residual values each year. Estimates may change due to technological development, competition and environmental and legal requirements. In addition residual value may vary due to changes in market prices on scrap.

●
Drydock period: the vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2 1/2 years.

●
Impairment testing of Vessels: Impairment occurs when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. The recoverable amount is most sensitive to the assumptions made for the discount rate used to  discounted future cash flows as well as the estimated future net cash inflows and the growth rate used for extrapolation purposes.

●
Stock based compensation: Expenditures related to stock based compensation is sensitive to assumptions used in calculation fair value, however the total expenditures related to stock based compensation is immaterial.

Standards and interpretations not adopted

The following standards and interpretations are issued but the Company chooses not to early adopt these standards and interpretations.

●	IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions effective 1 January 2010
●
IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements(Amended) effective 1 July 2009 including consequential amendments to IFRS 7, IAS 21,IAS 28, IAS 31 and IAS 39

●	IFRS 9 Financial instruments, effective 1 January 2013.
●	IAS 24 Related parties (Revised), effective 1 January 2011.
●	IAS 32 Financial instruments – Puttable financial instruments and obligations arising on liquidation, effective 1 February 2010.
●	IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items, effective 1 July 2009.
●	IFRIC 12 Service concession arrangements, effective, 29 March 2009.
●	IFRIC 14 Amendment – Prepayments of a Minimum Funding Requirement, effective 1 January 2011.
●	IFRIC 15 Agreements for the construction of real estate, effective 1 January 2010.
●	IFRIC 16 Hedges of a Net Investment in a Foreign Operation, effective 1 July 2009.
●	IFRIC 17 Distribution of Non-cash Assets to Owners, effective 1 November 2009.
●	IFRIC 18 Transfers of Assets from Customers, effective 1 July 2009.
●	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, effective 1 July 2010
●	Improvements to IFRSs (April 2009), 15 changes in 12 different standards. The effective date differs, but most of them are effective from 1 July 2009 or 1 January 2010.

The Company does not expect that the new and amended standards and interpretations will have a material impact on the financial statement when implemented.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has chosen not to organise the business into different segments. Consequently the Company does only has one operating segment as defined in IFRS 8 Operating Segments. DHT considers the world as one market. Therefore the Company does not issue geographical reports.

Entity-wide disclosures:

Information about major customers:

All of the Company’s Vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group, Inc (“OSG”) as of December 31, 2009 pursuant to either time charters or bareboat charters. The charters’ payments to the Company under these charters are the only source of revenue. Seven vessels are time chartered to OSG with the terms expiring from the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

Note 4 - Charter arrangements

The following summarises the material terms of the Company’s charters.

Each of the Initial Vessels is subject to time charter agreements with OSG. Each time charter may be renewed by the charterer on one or more successive occasions. The Suezmax vessels, Overseas Newcastle and Overseas London are bareboat chartered to OSG. Detail is provided below:

Time charters:
Vessel	Expiry after Extension *	Maximum Remaining Extension term
Overseas Ann	April 16, 2013	7 years
Overseas Chris	October 16, 2012	7 years
Overseas Regal	April 16, 2012	5 years
Overseas Cathy	January 16, 2013	7 years
Overseas Sophie	July 16, 2012	7 years
Overseas Rebecca	April 16, 2012	3.5 years
Overseas Ania	April 16, 2012	3.5 years

* On November 26, 2008, the Company entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the Vessels' initial charter periods.

Charter year ending	Overseas Ann, Overseas Chris, Overseas Regal	Overseas Cathy, Overseas Sophie	Overseas Rebecca, Overseas Ania
Oct. 17, 2008	$ 37,500/day	$ 24,800/day	$ 18,800/day
Oct. 17, 2009	37,600/day	24,900/day	18,900/day
Oct. 17, 2010	37,800/day	25,100/day	19,100/day
Oct. 17, 2011	38,100/day	25,400/day	19,400/day
Oct. 17, 2012	38,500/day	25,700/day	19,700/day
Oct. 17, 2013	38,800/day	26,000/day	-

The charterers are not obligated to pay the Company charters hire for off hire days that include days vessel is unable to be in service due to, among other things, repairs or drydockings.

Bareboat charters:

Vessel	Expiry	Charter rate
Overseas Newcastle (1)	Dec 4, 2014	$ 26,300/day first 3 years, 25,300 thereafter

Overseas London (2)	Jan 28, 2018	26,600/day
__________________
(1) OSG has the right to acquire the vessel at the end of charter term.
(2) OSG has the right acquire the vessel at the end of the eight, ninth and tenth year of  the charter term. OSG and DHT to share excess of market value above purchase price 60% to OSG and 40% to DHT.

Additional hire:

In addition to the basic hire, the charter arrangement provides certain profit sharing arrangements for additional hire for all vessels except the Overseas London. The amount of additional hire, if any, depends upon several factors such as whether or not the vessel operates in a pool. The amount of additional hire in 2009 was $12,079,000 (2008: $24,822,000)

Minimum charter payments:
The future minimum revenues expected to be received from the time charters and bareboat charters for the Company’s nine Vessels and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

(Dollars in thousands)
Year	Amount	Revenue days
2010	$91,102	3,224
2011	90,723	3,204
2012	65,859	2,237
2013	23,460	851
2014	18,286	703
Thereafter	29,932	1,124
Net minimum charter payments:	$319,362	11,343

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

Note 5 - Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

(Dollars in thousands)	2009	2008
Net Income for the period used for the EPS calculations	$16 846	$42 148

Basic earnings per share:
Weighted average shares outstanding, basic	46,321,404	36,055,422

Diluted earnings per share:
Weighted average shares outstanding, basic	46,321,404	36,055,422
Dilutive equity award	-	-
Weighted average shares outstanding, dilutive	46,321,404	36,055,422

Note 6 - Vessels and subsidiaries

The Vessels are owned by nine 100% owned Marshall Islands subsidiaries of the Company (the “Vessel Subsidiaries”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. In addition the Company has one Norwegian subsidiary which perform management services for the Group. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309.285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309.327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309.966	Marshall Islands	1997
Newcastle Tanker Corporation	Overseas Newcastle	164.626	Marshall Islands	2001
London Tanker Corporation	Overseas London	152.923	Marshall Islands	2000
Cathy Tanker Corporation	Overseas Cathy	111.928	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112.045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94.848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94.873	Marshall Islands	1994

Cost of Vessels		Depreciation and impairment
At January 1, 2008	$435,667	At January 1, 2008	$37,662
Additions	90,330	Depreciation expense	25,948
Disposals	-	Impairment	-
At December 31, 2008	525,997	At December 31, 2008	63,610
Additions	5,410	Depreciation expense	26,762
Disposals	-	Impairment	-
At December 31, 2009	531,407	At December 31, 2009	90,372

Carrying amount
At December 31, 2008	$462,387
At December 31, 2009	441,035

Depreciation period:

The Initial Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Initial Vessels’ remaining useful life at the date of acquisition from OSG. The Overseas Newcastle and the Overseas London are being depreciated over a period of 18 years. Total estimated life for the Vessels is 25 years.

Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $177 per ton.

Impairment:

During the year, the Company carried out a review of the recoverable amount of its vessels. The review did not lead to recognition of any impairment. The discount rate used when calculating value in use was 9% per annum.

In situations where vessels are expected to operate in a commercial pool over a longer period, impairment test can under certain conditions be performed on a fleet wide basis. In 2009 however, none of the vessels where close to impairment independent of whether or not they where assessed individually or as a part of a fleet.

Drydock expenditures:

Drydock expenditures incurred after January 16, 2009 when the Company entered into the new technical management agreements have been recognized as an asset when the recognition criteria were met.

Pledged assets:

The Vessels have been pledged as collateral under the debt agreements with The Royal Bank of Scotland.

Technical management agreements:

On October 18, 2005, the Company entered into technical management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its Initial Vessels in exchange for a fixed fee for each vessel. As part of the ship management agreement, OSG was responsible for technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings, stores and supplies and lubricating oils. Effective as of January 16, 2009, Tanker Management exercised its right to cancel the technical management agreements. Effective as of the same date, the Company entered into new technical management agreements with Tanker Management according to which the Company will pay fees based upon the actual costs incurred related to the technical management of the Initial Vessels.

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2009	2008
Accrued interest	$3,382	$3,883
Insurance	120	171
Accounts payable	280	126
Other	2,901	2,220
Total	$6,683	$6,400

Note 8 - Financial instruments

(Dollars in thousands)
Classes of financial instruments
	Carrying amount
Financial assets	2009	2008
Trade and other receivables	$-	$8,791
Cash and short term deposits	72,664	59,020
Total	$72,664	$67,811

Financial liabilities
Derivatives in effective hedges	$-	$26,418
Derivatives, not in hedge accounting	18,425	-
Long term debt	293,041	342,852
Total	$311,466	$369,270

Fair value of financial instruments:

It is assumed that fair value of financial instruments is equal to the carrying amount for all financial assets and liabilities. The long term debt is a floating rate debt and the change in credit risk is considered immaterial, consequently it is assumed no material deviation from fair value.

Measurement of fair value:

Only derivatives are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.

Derivatives - interest rate swaps

		Notional amount		Fair value
	Expires	2009	2008	2009	2008
Swap pays 5.6%, receive floating	Oct. 18, 2010	$194,000	$236,000	$(8,540)	$(14,293)
Swap pays 5.95%, receive floating	Jan. 18, 2013	100,000	100,000	(9,885)	(12,125)
Carrying amount				$(18,425)	$(26,418)

We have reclassified $12,055 from other comprehensive income to the income statement as the forecasted transactions related to our interest rate swaps previously designated as cash flow hedges have occurred.

Long term debt

		Remaining	Carrying amount
Interest		notional	2009	2008
Tranche 1	LIBOR + 0.70%	$194,000	$193,367	$234,531
Tranche 2	LIBOR + 0.85%	100,000	99,674	108,321
Total carrying amount		$294,000	$293,041	$342,852

Both tranches are under the same secured credit facility with The Royal Bank of Scotland (“RBS”). Interest is payable quarterly in arrears.

The credit facility is principally secured by, among other things, the first priority mortgages on the Vessels, assignments of earnings, insurances and the Company’s rights under the charters for the Vessels as well as the ship management agreements, and a pledge of the balances in the Company’s bank account balances with RBS.

The credit facility provides that the Company may not pay dividends if the charter-free market value of the Company’s vessels that secure the credit facility is less than 135% of the Company’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps that the Company enters, there is a continuing default under the credit facility or the payment of the dividend would result in a default or breach of a loan covenant.

The facility agreement also contains a financial covenant requiring that all times charter-free market value of the Company’s vessels that secure the obligations under the credit facility be no less than 120% of the Company’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters at all times.

Impairment:

Voyage receivables are not past due, and there are no other conditions that indicate that the financial assets should be impaired.

Hedge accounting:

Hedge accounting for the year ending December 31, 2009:

The Company discontinued hedge accounting prospectively from January 1, 2009. Since the forecasted transactions that have been hedged are still expected to occur (i.e. interest payments), the cumulative loss on the hedging instrument as of December 31, 2008 remained in other comprehensive income and are reversed and recognised as interest expense as the associated interest payments occur.

Hedge accounting for the year ending December 31, 2008:

The two interest rate swaps were designated as cash flow hedges until January 1, 2009. The interest rate swaps and the interest payments on the loan occur simultaneously and no ineffectivity was identified. The amount deferred in other comprehensive income is recognized in the income statement as interest expense over the period that the floating rate interest payments on debt impact the income statement.

Note 9 - Financial risk management, objectives and policies

Financial risk management:

The Company’s principal financial liabilities consist of long term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash and receivables from customers.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Market risk:

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk are debt, deposits and derivative financial instruments.

a) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company enters into interest rate swaps, in which the Group agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long term debt. For floating rate long term debt, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

●	2009: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

○	profit for the year ended 31 December 2009 would decrease/increase by $857,000.
○	other equity reserves would not be effected.

●	2008: Under the condition of hedge accounting, if interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

○	profit for the year ended 31 December 2008 would have been unchanged provided that the hedge is 100% effective.
○	other equity reserves would decrease/increase by $4,181,000.

b) Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has only immaterial currency risk since all income and all vessel costs are in US Dollars. Consequently no sensitivity analysis is prepared.

(Dollars in thousands)	2009	2008
Cash and cash equivalents	$72,664	$59,020
Voyage receivables	-	8,791
Maximum credit exposure	$72,664	$67,811

Voyage receivables are not past due as of December 31, 2009 (or as of December 31, 2008).

Liquidity risk:

The Company monitors its risk of a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire and technical management fee.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2009 (and spot rate at December 31, 2008 for comparatives) is used as a basis for preparation.

Year ended December 31, 2009

(Dollars in thousands)	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans	$739	$2,218	$143,626	$164,790	$311,373
Interest rate swaps	4,619	13,705	12,851	-	31,175
	$5,358	$15,923	$156,477	$164,790	$342,548

Year ended December 31, 2008
(Dollars in thousands)	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans*	$1,591	$4,722	$130,895	$246,747	$383,955
Interest rate swaps	3,914	11,614	26,503	-	42,031
	$5,505	$16,336	$157,398	$246,747	$425,986
__________________
* LIBOR + basis points disclosed in note 8.

Capital management:

A key objective in relation to capital management is to ensure that the Company maintains a strong capital structure in order to support its business. The Company evaluates its capital structure in light of current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt. The Company is within its financial covenants stipulated in the credit agreement with RBS.

Note 10 - Stockholders' equity and dividend payment

Stockholders' equity:
	Common stock	Preferred stock
Issued at December 31, 2009	48,675,897	0
Issued at December 31, 2008	39,238,807	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue at December 31, 2009	100,000,000	1,000,000

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:

Terms and rights of preferred shares will be established by the board of directors when or if such shares would be issued.

Dividend payment:

Dividend payment 2009:

Payment date:	Total payment	Per share
March 05, 2009	$11.8 million	$0.30
June 16, 2009	12.2 million	0.25
Total payment in 2009:	$24.0 million	$0.55

Dividend payment 2008:

Payment date:	Total payment	Per share
March 11,2008	$10.5 million	$0.35
June 11, 2008	9.8 million	0.25
September 24, 2008	9.8 million	0.25
December 11, 2008	11.8 million	0.30
Total payment in 2008:	$41.9 million	$1.15

Note 11 - Stock Compensation

The Company has an Incentive Compensation Plan (“Plan”) for the benefit of directors and executive officers. Different awards may be granted under this plan, including Stock Options, Restricted Shares / Restricted stock units and Cash incentive awards.

Stock Options:

The exercise price for options cannot be less than the fair market value of a common stock on the date of grant. Subject to any applicable award agreement, options shall vest and become exercisable on each of the first three anniversaries of the date of grant.

Restricted shares and restricted stock units (RSUs):

Restricted shares can neither be transferred nor assigned by the participant.

Vesting conditions:

Awards issued in 2008 and 2009 vest subject to continued employment/office. For some of the awards there is an additional vesting condition requiring certain market conditions to be met. The market condition requires a minimum total shareholders return over the vesting period and is set at the grant date.

The Plan may allow for different criteria for new grants.

Stock compensation series:
	Number of shares/ options	Vesting Period	Fair value at grant date
(1) Granted Oct 2005, restricted shares	6,250	4-years	$12.00
(2) Granted Oct 2005, stock options *	69,446	3-years	12.00
(3) Granted May 2006, restricted shares	3,000	5-months	12.79
(4) Granted Nov 2006, restricted shares	35,239	1-2,5- years	13.79
(5) Granted May 2007, restricted shares	40,255	1-3-years	15.99
(6) Granted May 2008, restricted shares	66,684	1-3-years	10.60
(6) Granted May 2009, restricted shares	220,744	1-3-years	4.26

* The stock options expires 10 years from grant date. Exercise price is $12.00. All stock options could be exercised at December 31, 2008 and 2009.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options
Outstanding at Jan 1, 2008	66,885	23,148
Granted	66,684	-
Exercised/ Vested	(8,644)	-
Forfeited	-	-
Outstanding at Dec 31, 2008	124,925	23,148

Granted	220,742	-
Exercised/ Vested	14,490	-
Forfeited	17,330	-
Outstanding at Dec 31, 2009	377,487	23,148

	2009	2008
Expense recognised from stock compensation	749	476

Valuation of stock compensation:

The fair value of restricted common stocks that vest based continued employment/office only, are considered to be equal to the fair market value of common stocks at the grant date. The fair value of restricted common stocks that vest due to both continued employment and market conditions, have been values using a Monte Carlo simulation. For restricted common shares granted in 2008 and 2009, the calculated fair value at grant date were 62% of the share price at grant date. Assumptions used to calculate fair value were; volatility 23% and the forward zero coupon bond rate at the date of issue.

Note 12 - Related parties

Transactions between the Company and its subsidiaries, which are related parties to the Company, have been eliminated on consolidation and are not disclosed in this note.

Compensation of Executives and Directors:
Remuneration of Executives and Directors as a group:
(Dollars in thousands)	2009	2008
Cash Compensation	$2,201	$2,213
Share compensation	749	476
Total remuneration	$2,950	$2,689

Shares held by executives and directors:
	2009	2008
Executives and Directors as a group*	396,364	172,173

*Includes 312,289 (2008: 124,925) shares of restricted stock subject to vesting conditions.

In connection with termination of an executive’s employment, the executives of the Company may be entitled to an amount equal to one year's base salary (under certain circumstances the executive may at the board of directors’ discretion be awarded an additional one year's base salary ) and any unvested equity awards will become fully vested.

There are no post-employment benefits.

Note 13 - Events after the balance sheet date

On March 1, 2010, DHT Maritime, Inc. completed a series of transactions that resulted in DHT Holdings, Inc., a newly formed corporation organized in the Marshall Islands, becoming the publicly held parent company of DHT Maritime, Inc. As a result of the transactions, each shareholder of DHT Maritime, Inc. holds one share of DHT Holdings, Inc. common stock for each share of DHT Maritime, Inc. common stock held by such shareholder immediately prior to the series of transactions. As part of the transactions, DHT Maritime, Inc. prepaid $28 million under its credit agreement with RBS, terminated $35 million notional amount under its $100 million swap agreement with RBS which matures in 2013 under which DHT pays a fixed interest rate of 5.95% and paid a dividend of $42 million to DHT Holdings, Inc.

In addition, effective as of April 1, 2010, Ole Jacob Diesen will step down as the Company’s chief executive officer and Randee Day will become the Company’s acting chief executive officer.  Mr. Diesen will remain with the Company as a consultant for a six-month term.

Approval of financial statements:

The financial statements were approved by the board of directors and authorised for issuance on March 25, 2010.

Note 14 - Transition to IFRS

Transition to IFRS, and basis for preparation of the Company’s IFRS financial statements:

The Company first adopted IFRS in 2009, with a date of transition to IFRS of January 1, 2008.

The IFRS opening balance sheet as of January 1, 2008 is prepared on the basis of IFRS 1 “First-Time Adoption of IFRS”. The main principle is that the opening balance is to be prepared on a retrospective basis ( i.e. as if IFRS always had been used). However there are certain exemptions in IFRS 1, of which only one was applicable or elected. The Company has elected to utilize the option under IFRS 1 to not apply IFRS 3 retrospectively related to past business combinations completed as of January 1, 2008 and continue with hedge accounting as applied previously under U.S. GAAP (IFRS 1 paragraph 12). The impact of this policy decision is that prior business combinations will continue to be accounted for as they were under U.S. GAAP.

Explanation of transition effects:

There are only minor effects from the transition from U.S. GAAP to IFRS for the Company. There are no changes in the figures on the income statement, statement of comprehensive income or the cash flow statement, and consequently those statements are not presented in this note. However, under U.S. GAAP, the Company presented comprehensive income within its statement of change in stockholder’s equity rather than in a separate statement of comprehensive income as it is presented for IFRS. The effects on the statement of financial position are described below:

Debt issuance cost:

Debt issuance costs have under U.S. GAAP been classified as an asset. Under IFRS the debt issuance costs are classified net of debt as a part of the amortised cost calculation.

Presentation of derivatives:

According to IAS 1 derivative financial liabilities and assets shall be classified as current or non-current based on certain criteria. Due to the fact that the Company’s derivatives are held for economic hedging purposes, only the portion that are due less than one year from the balance sheet date will be treated as current.

Reconciliation of transition effects:

The following table reconciles the consolidated statement of financial position from U.S. GAAP to IFRS as of January 1, 2008 and December 31, 2008:

	U.S. GAAP 12.31.07	IFRS Adjustm.	IFRS 01.01.08	U.S. GAAP 12.31.08	IFRS Adjustm.	IFRS 12.31.08
(Dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents	$10,365		$10,365	$59,020		$59,020
Voyage receivables from OSG	1,547		1,547	8,791		8,791
Prepaid expenses	318		318	382		382
Prepaid technical management fee to OSG	1,357		1,357	768		768
Total current assets	13,587		13,587	68,961		68,961

Vessels, net of accumulated depreciation	398,005		398,005	462,387		462,387
Deferred debt issuance costs	1,337	$(1,337)	-	1,148	$(1,148)	-
Deposits for vessel acquisitions	9,145		9,145
Prepaid expense	134		134
Total assets	$422,208		$420,871	$532,496		$531,348

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,409		$4,409	$6,400		$6,400
Unrealized loss on interest rate swap	10,218	$(7,225)	2,993	26,418	$(15,473)	10,945
Deferred shipping revenues	7,006		7,006	7,855		7,855
Current installment of long-term debt	75,000		75,000	-		-
Total current liabilities	96,633		89,408	40,673		25,200

Long-term liabilities
Long-term debt	253,700	(1,337)	252,363	344,000	(1,148)	342,852
Unrealized loss on interest rate swap		7,225	7,225		15,473	15,473
Total long-term liabilities	253,700		259,588	344,000		358,325

Shareholders’ equity
Preferred stock	-		-	-		-
Common stock	300		300	392		392
Paid-in additional capital	108,760		108,760	200,570		200,570
Retained earnings/(deficit)	(26,967)		(26,967)	(26,721)		(26,721)
Accumulated other compreh.income/(loss)	(10,218)		(10,218)	(26,418)		(26,418)

Total stockholders’ equity	$71,875		$71,875	$147,823		$147,823
Total liabilities and stockholders’ equity	$422,208		$420,871	$532,496		$531,348

Comment to IFRS adjustments

(1) Debt issuance cost is included in the amortised cost of long term debt under IFRS.
(2) Includes reclassification of non-current portion of derivatives.
The adjustments are further described under the paragraph “Explanation of transition effects” above.