Form 20-F/A
DHT Holdings, Inc.
filed 2011-01-31
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A
Amendment No. 1

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number:  001-32640

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

EXPLANATORY NOTE

This Form 20-F/A amends our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2010 (the “2009 Annual Report”).

On December 28, 2010, we received a comment letter from the Commission’s Division of Corporation Finance regarding the 2009 Annual Report.  The Commission requested that we amend the 2009 Annual Report to include an audited balance sheet as of the date of our transition to IFRS (January 1, 2008).  This balance sheet information had been included in the 2009 Annual Report, but only in Note 14 to the audited financial statements.

In response to the Commission’s comment, we are restating  our consolidated financial statements , which are identical in all respects to the consolidated financial statements contained in our 2009 Annual Report, except that the consolidated financial position as of January 1, 2008 is now set forth directly on the consolidated statements of financial position.  In addition, Notes 2, 6, 7, 8, 9 and 10 to the audited financial statements were amended to include certain additional financial information as of January 1, 2008 and subsequent events were updated in Note 13.

In addition, new Reports of Independent Registered Public Accounting Firm have been issued in relation to the audit of the restated consolidated financial statements and of the effectiveness of internal control over financial reporting, the latter of which expresses an adverse opinion.

In connection with the restatement described above, we have concluded that we did not maintain effective internal controls over financial reporting as of December 31, 2009.  We have reached this conclusion solely as a result of our failure to present the consolidated financial position as of January 1, 2008 on the face of our consolidated statements of financial position in our consolidated financial statements.  In connection with the foregoing, we have amended “Part II —Item 15. Controls and Procedures”  to reflect this conclusion.    The restatement did not impact the consolidated statement of financial position as of December 31, 2009 and 2008 or the consolidated statements of income for each of the two years ended December 31, 2009.

We have, concurrently with the filing of this Form 20-F/A, filed on Form 6-K our audited financial statements for 2010.  In connection with the issuance of our 2010 audited financial statements, Ernst & Young has issued “unqualified” opinions on our consolidated financial statements and on the effectiveness of our internal controls over financial reporting as of December 31, 2010.

1

We are also including currently dated Sarbanes Oxley Act Section 302 and Section 906 certifications of our Chief Executive Officer and Chief Financial Officer, which are attached to this Form 20-F/A as Exhibits 12.1, 12.2 and 13.1.

Other than as described above, this Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2009 Annual Report and does not, other than the subsequent events described in Note 13 to the consolidated financial statements, purport to, reflect any events that have occurred after the date of the initial filing of our 2009 Annual Report. As a result, our 2009 Annual Report, as amended by this Form 20-F/A and the attached certifications, continues to speak as of the initial filing date of our 2009 Annual Report.

2

PART II

 ITEM 15.  CONTROLS AND PROCEDURES

A.       DISCLOSURE CONTROLS AND PROCEDURES

In connection with the restatement of the consolidated financial statements of DHT Maritime for the year ended December 31, 2009 as described in the “Explanatory Note ” to this Form 20-F/A, we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and its chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009 (the “Evaluation Date”).  Based on this evaluation, and as a result of the restatement of our 2009 financial statements as described in the “Explanatory Note” to this Form 20-F/A, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

B.       MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

As a result of comments received from the Commission, it was identified that the 2009 consolidated financial statements did not present the consolidated financial position as of January 1, 2008 in the consolidated statements of financial position or the related disclosures as of January 1, 2008 in the notes to the financial statements.  Presentation of the consolidated financial position as of the date of transition to IFRS in the consolidated statements of financial position is required by paragraph 21 of IFRS 1.  Although the consolidated financial position as of January 1, 2008 had appeared in Note 14, “Transition to IFRS”, our internal controls over the preparation and presentation of the consolidated statements of financial position were ineffective in respect of the requirements of paragraph 21 of IFRS 1.  As a result of this deficiency, management concluded that a material weakness existed in our internal control over financial reporting as of December 31, 2009.

Our management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of the Evaluation Date based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or “COSO”. Based on our assessment, and as a result of the material weakness described above, management has determined that the Company’s internal controls over financial reporting were not effective as of the Evaluation Date based on the criteria in Internal Control—Integrated Framework issued by COSO.

C.      ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2009 was audited by Ernst & Young AS, an independent registered public accounting firm, as stated in their report which appears herein.

D.      CHANGES IN INTERNAL CONTROL OVER REPORTING

As a result of the material weakness described above, there was a change in the Company’s internal control over financial reporting that occurred during the period covered by the 2009 Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  There were no such other changes in the Company’s internal control over financial reporting.

E.      REMEDIATION OF MATERIAL WEAKNESS

In regards to the material weakness described above, there is no further requirement to present the transition-date IFRS statement of financial position in future financial statements; consequently, there is no requirement for a related control to be designed and placed into operation for future financial reporting.

3

PART III

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements, together with the related reports of Ernst & Young AS, an independent registered public accounting firm, are filed as part of this Amendment No. 1 to Form 20-F:

4

ITEM 19.   EXHIBITS

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.

15.1	Consent of Independent Registered Public Accounting Firm.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: January 31, 2011	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Chief Executive Officer
(Principal Executive Officer)

6

FINANCIAL STATEMENTS

DHT Maritime, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and shareholders
DHT Maritime, Inc.

We have audited the accompanying consolidated statement of financial position of DHT Maritime, Inc. as of December 31, 2009 and 2008 and January 1, 2008 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DHT Maritime, Inc. at December 31, 2009 and 2008 and January 1, 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2A to the consolidated financial statements, the consolidated financial statements have been restated to present the consolidated statement of financial position and related disclosures as of January 1, 2008 in addition to the consolidated statements of financial position as of December 31, 2009 and 2008 presented previously.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2011, expressed an adverse opinion thereon.

/s/ Ernst & Young AS

Ernst & Young AS
Oslo, Norway
January 31, 2011

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

In our previously issued report, we expressed an opinion that DHT Maritime, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria. Management subsequently identified a material weakness described in the following paragraph. As a result, management has revised its assessment, as presented in Item 15, “Management’s Annual Report on Internal Control Over Financial Reporting” to conclude that DHT Maritime, Inc.’s internal control over financial reporting was not effective as of December 31, 2009. Accordingly, our present opinion on the effectiveness of internal control over financial reporting, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in its internal controls over the preparation and presentation of the consolidated statement of financial position as of January 1, 2008 in respect of the requirements of paragraph 21 of IFRS 1.  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of DHT Maritime, Inc. as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2009.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated January 31, 2011, except as described in Note 2A, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, DHT Maritime, Inc. has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

/s/Ernst & Young AS

Ernst & Young AS
Oslo, Norway
January 31, 2011

DHT Maritime, Inc.
Consolidated Statement of Financial Position

(Dollars in thousands)	Note	as of December 31, 2009	as of December 31, 2008	Restated(1) January 1, 2008

ASSETS
Current assets
Cash and cash equivalents	8, 9	$72,664	$59,020	$10,365
Voyage receivables from OSG	8, 9	-	8,791	1,547
Prepaid expenses		3,287	1,150	1,675
Total current assets		75,951	68,961	13,587

Vessels, net of accumulated depreciation	6	441,036	462,387	398,005
Other long term receivables		984	-	-
Deposits for vessel acquisitions	6	-	-	9,145
Prepaid expense		-	-	134
Total assets		$517,971	$531,348	$420,871

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	7	$6,250	$6,400	$4,409
Derivative financial instruments	8	11,779	10,945	2,993
Deferred shipping revenues		7,898	7,855	7,006
Current instalment of long-term debt	8, 9	-	-	75,000
Total current liabilities		25,927	25,200	89,408

Long-term liabilities
Long term debt	8, 9	293,041	342,852	252,363
Derivative financial instruments	8	6,646	15,473	7,225
Other long term liabilities		433	-	-
Total long term liabilities		300,120	358,325	259,588

Stockholders’ equity
Common stock	10	487	392	300
Paid-in additional capital		239,624	200,570	108,760
Retained earnings/(deficit)		(33,824)	(26,721)	(26,967)
Accumulated other comprehensive income/(loss)		(14,363)	(26,418)	(10,218)

Total stockholders’ equity		$191,924	$147,823	$71,875
Total liabilities and stockholders’ equity		$517,971	$531,348	$420,871

(1)
The restated consolidated statement of financial position of DHT Maritime as of January 1, 2008 presented above is identical to the financial position of DHT Maritime as of January 1, 2008 included in Note 14 to the audited financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on March 25, 2010.  See Note 2A.

See notes to accompanying financial statements.

DHT Maritime, Inc.
Consolidated Income Statement

(Dollars in thousands, except share and per share amounts)	Note	Year ended December 31, 2009	Year ended December 31, 2008

Shipping revenues	3, 4	$102,576	$114,603

Operating expenses
Vessel expenses		30,034	21,409
Depreciation and amortization	6	26,762	25,948
General and administrative	11	4,588	4,766
Total operating expenses		61,384	52,123
Income from vessel operations		41,192	62,480

Interest income		298	1,572
Interest expense	8	(18,130)	(21,904)
Fair value gain/(loss) on derivative financial instruments		(4,062)	-
Other financial (expense)		(2,452)	-
Net income / Profit for the year		$16,846	$42,148

Basic net income per share		$0.36	$1.17
Diluted net income per share		$0.36	$1.17

Weighted average number of shares (basic)	5	46,321,404	36,055,422
Weighted average number of shares (diluted)	5	46,321,404	36,055,422

Statement of Comprehensive Income

Profit for the year		$16,846	$42,148

Other comprehensive income:
Cash flow hedges	8	12,055	(16,200)

Total comprehensive income for the period		$28,901	$25,948
See notes to accompanying financial statements.

DHT Maritime, Inc.
Consolidated Statement of Changes in Shareholders’ Equity

(Dollars in thousands)	Common Stock		Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
	Shares	Amount
Balance at January 1, 2008	30,030,811	$300	$108,760	$(26,967)	$(10,218)	$71,875
Total comprehensive income				42,148	(16,200)	25,948
Cash dividends declared and paid				(41,902)		(41,902)
Issue of Common stock	9,200,000	92	91,334			91,426
Compensation related to options and restricted stock			476			476
Issue of restricted stock awards	7,996					-
Balance at December 31, 2008	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823

(Dollars in thousands)	Common Stock		Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
	Shares	Amount
Balance at January 1, 2009	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income				16,846	12,055	28,901
Cash dividends declared and paid				(23,949)		(23,949)
Issue of Common stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		749			749
Issue of restricted stock awards						-
Balance at December 31, 2009	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924

Transaction costs on stock issues: The amount recognized as additional paid-in capital in 2009 and 2008 is after the deduction of share issue cost of $206,998 and $343,567, respectively.

See notes to accompanying financial statements.

DHT Maritime, Inc. Consolidated Statement of Cash Flow

(Dollars in thousands)	Note	Year ended December 31, 2009	Year ended December 31, 2008

Cash Flows from Operating Activities:
Net income		$16,846	$42,148
Items included in net income not affecting cash flows:
Depreciation and amortization	6	26,762	25,948
Amortization related to interest and swap expense	8	4,251	189
Deferred compensation related to options and restricted stock	11	749	476
Changes in operating assets and liabilities:
Receivables	8	8,791	(7,244)
Prepaid expenses		(3,121)	525
Accounts payable, accrued expenses and deferred revenue	7	326	2,840
Net cash provided by operating activities		54,604	64,882

Cash Flows from Investing Activities:
Investment in vessels	6	(5,411)	(81,185)
Net cash used in investing activities		(5,411)	(81,185)

Cash flows from Financing Activities
Issuance of common stock	10	38,400	91,426
Issuance of long-term debt, net of acquisition costs	8, 9	-	90,300
Cash dividends paid	10	(23,949)	(41,902)
Deferred offering costs		-	134
Repayment of long-term debt	8, 9	(50,000)	(75,000)
Net cash provided by/ (used in) financing activities		(35,549)	64,958

Net increase/(decrease) in cash and cash equivalents		13,644	48,655
Cash and cash equivalents at beginning of period		59,020	10,365
Cash and cash equivalents at end of period		$72,664	$59,020
Interest paid		$18,303	$20,750

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

A.    Basis of preparation and accounting

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

The financial statement for the year ended December 31, 2009 is the first annual financial statement that the Company has prepared in accordance with IFRS and includes the comparative period for 2008. The IFRS opening balance and discussion of implementation effects are provided in note 14.

The consolidated financial statements of DHT Maritime, Inc. for the year ended 31 December 2009 was the entity’s first consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). According to IFRS 1.21 (previously IFRS 1.36 in the bound volume 2008) a first time adopter has to present three statements of financial position, as at the end of the current period, the end of the previous period and the beginning of the earliest comparative period. DHT Maritime, Inc. included the financial position information relating to the earliest required date in Note 14 to its financial statements (but not also within the statement of financial position).  Accordingly, the consolidated financial statements for the year ended 31 December 2009 have been subsequently restated to include such information directly on the statement of financial position and related disclosures in the notes.

B.    Other significant accounting policies

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

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” (FVTPL) or “other financial liabilities”. The FVTPL category comprises the Company’s derivatives. Other financial liabilities of the Company are classified as “other financial liabilities”.

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

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309.285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309.327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309.966	Marshall Islands	1997
Newcastle Tanker Corporation	Overseas Newcastle	164.626	Marshall Islands	2001
London Tanker Corporation	Overseas London	152.923	Marshall Islands	2000
Cathy Tanker Corporation	Overseas Cathy	111.928	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112.045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94.848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94.873	Marshall Islands	1994

(Dollars in thousands)
Cost of Vessels		Depreciation and impairment
At January 1, 2008	$435,667	At January 1, 2008	$37,662
Additions	90,330	Depreciation expense	25,948
Disposals	-	Impairment	-
At December 31, 2008	525,997	At December 31, 2008	63,610
Additions	5,410	Depreciation expense	26,762
Disposals	-	Impairment	-
At December 31, 2009	531,407	At December 31, 2009	90,372

Carrying amount
At January 1, 2008	$398,005
At December 31, 2008	462,387
At December 31, 2009	441,035

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

Deposit for vessel acquisition:

As of January 1, 2008 DHT had paid a deposit of $9,145 towards the acquisition of the Overseas London.

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

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2009	2008	Restated(1) 01/01/2008
Accrued interest	$3,382	$3,883	$3,137
Insurance	120	171	268
Accounts payable	280	126	55
Other	2,901	2,220	949
Total	$6,683	$6,400	$4,409

(1)
Not included in the audited financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on March 25, 2010.

Note 8 - Financial instruments

(Dollars in thousands)
Classes of financial instruments
	Carrying amount
Financial assets	2009	2008	Restated(1) 01/01/2008
Trade and other receivables	$-	$8,791	$1,547
Cash and short term deposits	72,664	59,020	10,365
Total	$72,664	$67,811	$11,912

Financial liabilities
Derivatives in effective hedges	$-	$26,418	$10,218
Derivatives, not in hedge accounting	18,425	-	-
Long term debt - non current portion	293,041	342,852	252,363
Long term debt - current portion	-	-	75,000
Total	$311,466	$369,270	$337,581

(1)
Not included in the audited financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on March 25, 2010.

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

Derivatives - interest rate swaps

		Notional amount			Fair value
	Expires	2009	2008	Restated(1) 01/01/2008	2009	2008	Restated(1) 01/01/2008
Swap pays 5.6%, receive floating	Oct. 18, 2010	$194,000	$236,000	$236,000	$(8,540)	$(14,293)	$(6,101)
Swap pays 5.95%, receive floating	Jan. 18, 2013	100,000	100,000	100,000	(9,885)	(12,125)	(4,117)
Carrying amount					$(18,425)	$(26,418)	$(10,218)

(1)
Not included in the audited financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on March 25, 2010.

We have reclassified $12,055 from other comprehensive income to the income statement as the forecasted transactions related to our interest rate swaps previously designated as cash flow hedges have occurred.

Long term and short term debt

		Remaining	Carrying amount
Interest		notional	2009	2008	Restated(1) 01/01/2008
Tranche 1	LIBOR + 0.70%	$194,000	$193,367	$234,531	$234,663
Tranche 2	LIBOR + 0.85%	100,000	99,674	108,321	17,700
Tranche 2	LIBOR + 0.85%		-	-	75,000
Total carrying amount		$294,000	$293,041	$342,852	$327,363

(1)
Not included in the audited financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on March 25, 2010.

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

Hedge accounting for the year ending December 31, 2007 and 2008:

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

●	2009: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

○	profit for the year ended 31 December 2009 would decrease/increase by $857,000.
○	other equity reserves would not be effected.

●	2008: Under the condition of hedge accounting, if interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

○	profit for the year ended 31 December 2008 would have been unchanged provided that the hedge is 100% effective.
○	other equity reserves would decrease/increase by $4,181,000.

●	01/01/2008: Under the condition of hedge accounting, if interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

○	profit for the year ended 31 December 2007 would have been unchanged provided that the hedge is 100% effective.
○	other equity reserves would decrease/increase by $5,834,000.

b) Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has only immaterial currency risk since all income and all vessel costs are in US Dollars. Consequently no sensitivity analysis is prepared.

(Dollars in thousands)	2009	2008	Restated(1) 01/01/2008
Cash and cash equivalents	$72,664	$59,020	$10,365
Voyage receivables	-	8,791	1,547
Maximum credit exposure	$72,664	$67,811	$11,912

(1)
Not included in the audited financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on March 25, 2010.

Voyage receivables are not past due as of December 31, 2009, as of December 31, 2008 or as of January 1, 2008.

Liquidity risk:

The Company monitors its risk of a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire and technical management fee.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2009 (and spot rate at December 31, 2008 and January 1, 2008 for comparatives) is used as a basis for preparation.

Year ended December 31, 2009

(Dollars in thousands)	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans	$739	$2,218	$143,626	$164,790	$311,373
Interest rate swaps	4,619	13,705	12,851	-	31,175
	$5,358	$15,923	$156,477	$164,790	$342,548

Year ended December 31, 2008
(Dollars in thousands)	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans*	$1,591	$4,722	$130,895	$246,747	$383,955
Interest rate swaps	3,914	11,614	26,503	-	42,031
	$5,505	$16,336	$157,398	$246,747	$425,986
Restated(1) January 1, 2008
(Dollars in thousands)	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans	$927	$91,552	$137,806	$210,325	$440,610
Interest rate swaps	117	2,254	6,278	-	8,649
	$1,044	$93,806	$144,084	$210,325	$449,259
__________________
* LIBOR + basis points disclosed in note 8.
(1)
Not included in the audited financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on March 25, 2010.

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

Note 10 - Stockholders’ equity and dividend payment

Stockholders’ equity:
	Common stock	Preferred stock
Issued at December 31, 2009	48,675,897	0
Issued at December 31, 2008	39,238,807	0
Issued at January 1, 2008	30,030,811	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue at December 31, 2009	100,000,000	1,000,000

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

Effective as of September 1, 2010 Svein Moxnes Harfjeld joined DHT as President and Chief Executive Officer, and Trygve P. Munthe joined DHT as Chief Operating Officer.

On December 8, 2010, DHT entered into an agreement to acquire a 1999 built VLCC for USD 55 million. DHT has paid a 10% deposit of USD 5.5 million which has been deposited in a joint escrow account between DHT and the seller of the vessel.  The vessel will be renamed DHT Phoenix and is expected to be delivered in the first quarter of 2011 at which time the full purchase will be paid. The vessel is expected to be commercially operated in the Tankers International pool.

The Company has a Long Term Incentive Plan under which senior management and directors are awarded restricted shares. During 2010 a total of 427,319 restricted shares, subject to continued employment/office, were awarded. For some of the awards there is an additional vesting condition requiring certain market conditions to be met.

During 2010 the Company has paid a quarterly dividend of $0.10 per share related to the first three quarters of the year. On January 13, 2011, the Company announced that it would pay a dividend of $0.10 per share on February 11, 2011 to shareholders of record as of February 4, 2011.

Approval of financial statements:

The financial statements were approved by the board of directors and authorised for issuance on January 31, 2011.

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