Form 20-F
period 2010-12-31
DHT Holdings, Inc.
filed 2011-03-31
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  48,921,961 common stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐       No ☒

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

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	73

ITEM 16G.	CORPORATE GOVERNANCE	73

PART III

ITEM 17.	FINANCIAL STATEMENTS	74

ITEM 18.	FINANCIAL STATEMENTS	74

ITEM 19.	EXHIBITS	75

EX1-2
EX 4-11
EX 4-12
EX 8-1
EX 12-1
EX 12-2
EX 13-1
EX15-1

ii

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

Unless we specify otherwise, all references and data in this report to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet, or the “Initial Vessels” that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005 and the two Suezmax tankers we acquired subsequent to our IPO.  Unless we specify otherwise, all references in this report to “we,” “our,” “us”, “company” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc.  The shipping industry’s functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

Presentation of Financial Information

Beginning on January 1, 2009, DHT Holdings prepares its consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”  The comparative financial statements for the fiscal year 2008 have also been prepared in accordance with IFRS.  For all prior periods, DHT Maritime had prepared its consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles, or “U.S. GAAP,” which differ in certain respects from IFRS.

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

OPA	U.S. Oil Pollution Act of 1990, as amended.

OPEC	Organization of Petroleum Exporting Countries, an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.

Term	Definition

Petroleum Products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information─Risk Factors” and “Item 5.  Operating and Financial Review and Prospects─Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	DHT’s and its subsidiaries’ ability to repay their debt;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of Newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

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

 ITEM 2.            OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

 ITEM 3.            KEY INFORMATION

 A.      SELECTED FINANCIAL DATA

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2010, 2009, 2008, 2007 and 2006.  We have derived the selected statement of operations data set forth below for the years ended December 31, 2010, 2009 and 2008 and the selected balance sheet data as of December 31, 2010 and 2009 from the audited financial statements of DHT Holdings.  We have derived the selected statement of operations data set forth below for the years ended December 31, 2007 and 2006 and the selected balance sheet data as of December 31, 2008, 2007 and 2006 from the audited financial statements of DHT Maritime.  This information should be read in conjuction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	IFRS1
	2010	2009	2008
	(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$89,681	$102,576	$114,603
Total ship operating expenses	66,482	61,384	52,123
Income from vessel operations	23,199	41,192	62,480
Net Income (loss)	6,410	16,846	42,148
Net income per share – basic and diluted	0.13	0.36	1.17
Balance sheet data (at end of year):
Vessels, net	412,744	441,036	462,387
Total assets	480,855	517,971	531,348
Current liabilities	15,602	25,927	25,200
Long-term liabilities	268,912	300,120	358,325
Stockholders’ equity	196,341	191,924	147,823
Weighted average number of shares (basic)	48,776,270	46,321,404	36,055,422
Weighted average number of shares (diluted)	48,779,606	46,321,404	36,055,422
Dividends declared per share	0.30	0.55	1.15
Cash flow data:
Net cash provided by operating activities	34,266	54,604	64,882
Net cash (used in) investing activities	(99)	(5,411)	(81,185)
Net cash provided by (used in) financing activities	(42,741)	(35,549)	64,958
Fleet data:
Number of tankers owned (at end of period)	9	9	9
Revenue days(2)	3,229	3,138	3,190

	Year Ended December 31,	Year Ended December 31,
	U.S. GAAP
	2007	2006
	(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$81,427	$86,793
Total ship operating expenses	40,469	37,994
Income from vessel operations	40,958	48,799
Net Income (loss)	27,463	35,750
Net income per share – basic and diluted	0.91	1.19
Balance sheet data (at end of year):
Vessels, net	398,005	322,577
Total assets	422,208	349,040
Current liabilities	96,633	9,625
Long-term liabilities	253,700	236,000
Stockholders’ equity	71,875	103,415
Weighted average number of shares (basic)	30,024,407	30,007,000
Weighted average number of shares (diluted)	30,036,523	30,016,352
Dividends declared per share	1.58	1.74
Cash flow data:
Net cash provided by operating activities	49,363	53,998
Net cash (used in) investing activities	(101,845)	-
Net cash provided by (used in) financing activities	45,167	(52,211)
Fleet data:
Number of tankers owned (at end of period)	8	7
Revenue days(2)	2,514	2,482

(1)
Beginning on January 1, 2009, DHT Holdings prepares its financial statements using IFRS as issued by the IASB. The comparative numbers for fiscal year 2008 have also been prepared in accordance with IFRS. DHT Holdings previously used U.S. GAAP as its financial reporting language.

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

RISKS RELATING TO OUR COMPANY

We may not pay dividends in the future.

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

In addition, our dividend is subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividend by establishing a reserve for, among other things, the repayment of the secured credit facility or to help fund the acquisition of a vessel.  Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity of the secured credit facility approaches in 2017, we are no longer able to generate cash flows from our chartering activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate.  If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve.  In addition, our ability to pay dividends is limited by Marshall Islands law.  Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends.

Restrictive covenants in the secured credit facility may impose certain financial and other restrictions on DHT Maritime and its subsidiaries.

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  DHT Maritime’s subsidiaries owned all of our vessels as of December 31, 2010, and as of such date payments under our charters were made to DHT Maritime’s subsidiaries.  DHT Maritime and its subsidiaries entered into a secured credit facility with The Royal Bank of Scotland, or “RBS.”  The secured credit facility with RBS imposes certain operating and financial restrictions on DHT Maritime and its subsidiaries.  These restrictions may limit DHT Maritime’s and its subsidiaries’ ability to, among other things: pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

All of our vessels as of December 31, 2010 are chartered to wholly-owned subsidiaries of Overseas Shipholding Group, Inc., or “OSG,” (which we refer to collectively as the “charterers”) pursuant to either time charters or bareboat charters.  The charterers’ payments to us under these charters are our sole source of revenue and we are highly dependent on the performance by the charterers of their obligations under the charters.  OSG has guaranteed the payment of charter hire by the charterers under these charters.  Any failure by the charterers or OSG, as the guarantor of charter hire payments under the charters, to perform their obligations would materially and adversely affect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against the charterers or OSG.

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

The memoranda of agreement, time charters and other contractual agreements we have with OSG and its affiliates with respect to our Initial Vessels (other than the new ship management agreements entered into on January 16, 2009) were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our shares, the purchase of our Initial Vessels and other related transactions.  Because we were a wholly-owned subsidiary of OSG prior to the completion of our IPO, the negotiation of the memoranda of agreement, the time charters for our Initial Vessels, the ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s length negotiations with unaffiliated third parties for similar services.

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

On November 26, 2008, we entered into agreements with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For two of the vessels, the charters were extended for 18 months following the expiry of the initial charter periods and for five of the vessels, the charters were extended for 12 months.

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

Our three VLCCs currently participate in the Tankers International Pool, which consists of OSG and six other tanker companies, our two Suezmax vessels operate in the Suezmax International Pool which has three members and two of our four Aframaxes currently participate in the Aframax International Pool, which has eleven members.  The Overseas Ania and the Overseas Rebecca left the Aframax International Pool in July 2008 and July 2009, respectively.  In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.  The charterers currently operate our VLCCs in the Tankers International Pool and two of our four Aframaxes in the Aframax International Pool.  Under our charter arrangements for these vessels, we are entitled to share in the revenues that the charterers realize from operating the vessels in these pools in excess of the basic hire paid to us.  Pooling arrangements are intended to maximize tanker utilization.  We cannot assure you that OSG will continue to use pooling arrangements for those vessels or any of the vessels it manages and we cannot assure you that any additional vessels we acquire would operate in pools.  Further, because OSG voluntarily participates in the pools, we cannot predict whether the pools in which our vessels participate will continue to exist in the future.  In addition, the European Union has adopted rules which substantially reform the way it regulates traditional agreements for maritime services from an antitrust perspective.  These changes may alter the way the pools are operated.  If for any reason any of our vessels cease to participate in a pooling arrangement or the pooling arrangements are significantly restricted, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends.

Under the ship management agreements entered into with respect to the Initial Vessels effective January 16, 2009, our operating costs could materially increase, as compared to our historical operating costs associated with the management of such vessels.

Under the Initial Vessels’ ship management agreements, effective January 16, 2009, Tanker Management Limited, or “Tanker Management,” a wholly-owned subsidiary of OSG, is responsible for all of the technical and operational management of the Initial Vessels and receives a technical management fee for its services.  Under the Initial Vessels’ old ship management agreements, we paid a fixed daily fee for the cost of the vessels’ operations, including scheduled Drydockings, for each vessel.  However, under the new ship management agreements, we pay the actual cost related to the technical management of the Initial Vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

When a tanker changes ownership and/or technical management, it may lose customer approvals.

Many major users of seaborne oil transportation services will require vetting of a vessel before it is approved to service their account. This represents a risk to our company as it may be difficult to efficiently employ the vessel until such vettings are in place.

OSG’s other business activities may create conflicts of interest.

Under our time charters with OSG, we are entitled to receive variable additional hire in amounts based on whether a vessel is part of a pooling arrangement, is subchartered by the charterer under a time charter or is used on the spot market.  While the Overseas Ania and the Overseas Rebecca left the Aframax International Pool in July 2008 and July 2009, respectively, we expect OSG to continue to operate our three VLCCs in the Tankers International Pool, our two Suezmaxes in the Suezmax International pool and two of our four Aframaxes in the Aframax International Pool.  When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on attributes of the vessels they contributed, rather than amounts actually earned by those vessels.  For these reasons, it is unlikely that a conflict of interest will arise with respect to our Initial Vessels between us and OSG while such vessels are operated in a pool.  However, if OSG withdraws from a pool or any further vessels cease operating in a pool for any other reasons, chartering decisions will effectively be made by OSG.  Although our time charter arrangements expressly prohibit OSG from giving preferential treatment to any of the other vessels owned, managed by or under the control of OSG or its affiliates when sub-chartering any of our vessels, conflicts of interest may arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire, particularly if our vessels are sub-chartered by OSG in the time charter market outside of a pool.  The Overseas Ania and the Overseas Rebecca, which left the Aframax International Pool in July 2008 and July 2009, respectively, are currently re-chartered to OSG Lightering, a subsidiary of OSG, until April 2012 at a daily rate of $19,250 and $17,500, respectively, which rate also serves as the basis for the fleet wide four quarter rolling profit sharing calculation.  We are also entitled to receive additional hire with respect to one of our Suezmaxes, the Overseas Newcastle, which is operating in the Suezmax International Pool.

DHT and its subsidiaries are subject to restrictions in certain financing agreements that impose constraints on their operating and financing flexibility.

DHT Maritime and its subsidiaries entered into a secured credit facility with RBS under which they initially borrowed approximately $236 million under a term loan to finance a portion of the cash purchase price for the Initial Vessels.  In addition, on December 4, 2007 DHT Maritime and its subsidiaries borrowed $92.7 million and, on January 28, 2008, a further $90.3 million to fund the acquisition of the Suezmaxes.  Subsequent to the repayment of $75 million in October 2008, $50 million in June 2009 and $28 million in February 2010, there was $266 million outstanding under the secured credit facility as of December 31, 2010.  DHT Maritime and its subsidiaries are required to apply a substantial portion of their cash flow from operations to the payment of interest on borrowings under the secured credit facility.  The secured credit facility, which is secured by, among other things, mortgages over all of our vessels, assignments of earnings and insurances and pledges over certain bank accounts, requires that DHT Maritime and its subsidiaries comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of the vessels that secure the secured credit facility be no less than 120% of borrowings plus the actual or notional cost of terminating any outstanding swap agreements to satisfy collateral maintenance requirements and that the charter-free market value of the vessels that secure the secured credit facility be no less than 135% of borrowings plus the actual or notional cost of terminating any swap agreement that is entered into to pay dividends.  We pay a floating rate of interest under the secured credit facility, although as of December 31, 2010 we have in place an interest rate swap in an amount of $65 million under which we pay a rate of 5.95% until January 18, 2013.  On February 25, 2011, DHT Phoenix, Inc., a wholly owned subsidiary of DHT Holdings, entered into a secured loan agreement with DVB Bank SE under which DHT Phoenix, Inc. borrowed $27.5 million to finance part of the cost of the acquisition of the DHT Phoenix.  DHT Phoenix, Inc.’s obligations under the secured loan agreement are guaranteed by DHT Holdings.  The secured loan agreement, which is secured by, among other things, mortgages over the DHT Phoenix, assignments of earnings and insurances and pledges over certain bank accounts, requires that (i) DHT Phoenix, Inc. comply with various operating covenants and maintain certain financial ratios, including that the fair market value of the vessel that secures the secured loan agreement be no less than 130% of borrowings plus the actual or notional cost of terminating any outstanding swap agreements to satisfy collateral maintenance requirements and (ii) DHT Holdings shall at all times have, on a consolidated basis, adjusted tangible net worth of $100 million, unencumbered consolidated cash of at least $20 million and adjusted tangible net worth shall be at least 25% of value adjusted total assets.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than cash and the share holdings in our subsidiaries.  DHT Maritime’s subsidiaries own nine of our vessels and DHT Phoenix, Inc. owns one of our vessels, and payments under our charters are made to DHT Maritime’s subsidiaries.  As a result, our ability to pay dividends depends on the performance of DHT Maritime’s subsidiaries and DHT Phoenix, Inc. and their ability to distribute funds to us.  Our ability or the ability of our subsidiaries to make these distributions are subject to restrictions contained in our subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law which regulates the payment of dividends by companies.  If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends.

Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

A foreign corporation will be treated as a "passive foreign investment company," or "PFIC," for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, U.S. holders who are individuals would not be eligible for the maximum 15% preferential tax rate on qualified dividends.

 In this regard, we believe it is more likely than not that the gross income we derive or are deemed to derive from our time chartering activities is properly treated as services income, rather than rental income. Assuming this is correct, our income from our time chartering activities would not constitute "passive income," and the assets we own and operate in connection with the production of that income would not constitute passive assets. Consequently, based on our operations, we believe that it is more likely than not that we are not currently a PFIC.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned in connection with the performance of services. The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Internal Revenue Code of 1986, as amended, or the "Code," income derived from certain time chartering activities should be treated as rental income rather than services income. In recent guidance, however, the Internal Revenue Service, or the "IRS," states that it disagrees with the holding of the Fifth Circuit case, and specifies that time charters should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with the position that we are not a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock. The 15% maximum tax rate for individuals would not be available for this calculation. See “Item 10.  Additional Information—Taxation—U.S. Federal Income Tax Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable U.S. Securities and Exchange Commission documents, we believe that we qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future.  For example, we might not qualify for this exemption if stockholders with a 5% or greater interest in our common stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

If we are not entitled to this exemption for a taxable year, we would be subject in that year to a 4% U.S. federal income tax on such shipping income.  This could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

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

The tanker industry historically has been highly cyclical. If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Vessel values rose in the beginning of 2010, but began to decline again as the spot freight market decreased over the summer due primarily to the re-entry into the trading fleet of several tankers that had been in floating storage.

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  In addition, the Newbuilding order book equaled approximately 26% of the existing world tanker fleet as of February 2011 and we cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout the period from 2008 to 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. For example, in November 2008, the M/V Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was categorized in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us. In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers' instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest or governmental actions in these and surrounding countries.

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

Vessel values may be depressed at a time when our subsidiaries are required to make a repayment under their secured credit facilities, or when the secured credit facilities mature, which could adversely affect our liquidity and our ability to refinance the secured credit facility.

In the event of the sale or loss of a vessel, the secured credit facility requires DHT Maritime and its subsidiaries to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels before such sale or loss.  If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that DHT Maritime and its subsidiaries are required to repay could be greater than the proceeds we receive from a sale.  In addition, declining tanker values could adversely affect our ability to refinance the secured credit facility at its maturity in 2017, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring secured credit facility. In the event of the sale or loss of the DHT Phoenix, the secured loan agreement requires DHT Phoenix, Inc. to prepay the facility.  If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that DHT Phoenix, Inc. is required to repay could be greater than the proceeds we receive from a sale.  In addition, declining tanker values could adversely affect our ability to refinance the secured loan agreement at its maturity in 2016, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring secured loan agreement.

We operate in the highly competitive international tanker market which could affect our financial position if the charterers do not renew our charters.

The operation of tankers and transportation of crude oil are extremely competitive.  Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do.  Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers.  During the term of our charters for our vessels as of December 31, 2010, our exposure to this competition is limited because of the predominantly fixed rate nature of our charters.  The DHT Phoenix, which was delivered during the first quarter of 2011, will not be on charter but will operate in the Tankers International pool. In the event that the charterers do not further renew the charters when they expire (beginning in 2012) or terminate the charters for any reason, we will have to compete with other tanker owners, including major oil companies and independent tanker companies, for charters.  Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  DHT Management AS, a subsidiary of DHT Holdings, will be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance.  With respect to our two Suezmaxes, the Overseas Newcastle and the Overseas London, which are on bareboat charters, the charterer is responsible for arranging and paying insurance.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance.  DHT Management AS is also responsible for arranging loss of hire insurance in respect of each of our vessels except the vessels on bareboat charters, and we are responsible for the premium payments on such insurance.  This insurance generally provides coverage against business interruption for periods of more than 30 days  per incident (up to a maximum of 120 days) per incident per year, following any loss under our hull and machinery policy.  We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 30 days of off hire.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  We cannot assure you that we will be adequately insured against all risks.  If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet.  Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.  In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

The market price of our common stock may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.  The tanker industry has been unpredictable and volatile.  The market for common stock in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common stock you may have purchased at a price greater than or equal to the original purchase price.

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.”  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States.  Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States.  While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions that any particular U.S. court would reach or has reached.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

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

 ITEM 4.    INFORMATION ON THE COMPANY

    A.   HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Maritime was incorporated under the name of Double Hull Tankers, Inc., or "Double Hull," in April 2005 under the laws of the Marshall Islands. In June 2008, Double Hull's stockholders voted to approve an amendment to Double Hull's articles of incorporation to change its name to DHT Maritime, Inc. On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands. On March 1, 2010, Maritime effected a series of transactions, or the "Transactions," that resulted in DHT Holdings, Inc. becoming the publicly held parent company of Maritime. As a result, DHT Holdings, Inc. became the successor issuer to Maritime pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." In connection with the Transactions, each stockholder of Maritime common stock on March 1, 2010 received one share of DHT Holdings, Inc. common stock for each share of Maritime common stock held by such stockholder on such date. Following the Transactions, shares of Maritime no longer trade on The New York Stock Exchange, or the "NYSE." Instead, shares of DHT Holdings, Inc. common stock now trade on the NYSE under the ticker symbol "DHT," which is the same ticker symbol under which Maritime was quoted.

Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE2 3RA and our telephone number at that address is +44 (0) 1534 639759. Our website address is www.dhtholdings.com. The information on our website is not a part of this report. We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands.

    B.    BUSINESS OVERVIEW

We operate a fleet of crude oil tankers. As of December 31, 2010, our fleet consisted of three very large crude carriers, or "VLCCs," which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or "dwt," two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, or "Aframaxes," which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and an average age of approximately 11 years as of December 31, 2010.

We acquired our Initial Vessels from subsidiaries of Overseas Shipholding Group, Inc., or "OSG," on October 18, 2005 in exchange for cash and shares of our common stock and have time chartered these seven vessels back to certain subsidiaries of OSG. Each time charter for our Initial Vessels may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of four, six or eight years, depending on the vessel, from the initial expiration date. In addition, on December 4, 2007 and January 28, 2008, we acquired our two Suezmaxes, the Overseas Newcastle and the Overseas London, respectively, in exchange for cash and have bareboat chartered these vessels to certain subsidiaries of OSG.

Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure. In addition, as of December 31, 2010, the majority of our charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. As of December 31, 2010, seven of the nine vessels in our fleet were operated in the Tankers International Pool, the Suezmax International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel's earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

Recent Developments

In December 2010, we agreed to acquire a VLCC built in 1999 at the Daewoo shipyard for $55.0 million. On February 25, 2011, we entered into a secured loan agreement with DVB Bank SE to borrow $27.5 million to finance part of the cost of the acquisition of the vessel, which was named the DHT Phoenix.  The DHT Phoenix was delivered during the first quarter of 2011 and will be operated it in the Tankers International Pool.

In February 2011, we issued a total of 15,425,300 shares of common stock for total net proceeds of $67.7 million.

On March 21, 2011, we announced that we agreed to acquire a VLCC built in 2002 at Samsung for $67.0 million. The vessel will be named the DHT Eagle and we expect it to be delivered during the second quarter of 2011.

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

General – Time Charters

Effective October 18, 2005, certain of our wholly-owned subsidiaries time chartered our Initial Vessels to the charterers for a period of five to six and one-half years, as set forth in the table below.  Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of four, six or eight years, depending on the vessel.  The charterer must exercise its renewal option in writing at least 90 days prior to expiration of the existing charter period.  If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers’ panel, or (ii) the basic hire rate set forth in the charter.  The Broker Panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

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

General – Bareboat Charters

On December 4, 2007, one of our Suezmaxes, the Overseas Newcastle, was bareboat chartered to a subsidiary of OSG for a term of seven years at a basic bareboat charter rate of $26,343 per day for the first three years of the charter term, and $25, 343 per day for the last four years of the charter term.  According to the terms of the bareboat charter, we will be paid this basic hire even for the days on which the vessel is not able to be in service.  In addition to the bareboat charter rate, we will, through the profit sharing element of this charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four quarter rolling average.  At the end of the seven year charter term, OSG has the right to acquire the vessel for $77 million.

On January 28, 2008, our other Suezmax, the Overseas London, was bareboat chartered to a subsidiary of OSG for a term of 10 years at a basic bareboat charter rate of $26,630 per day for the term of the charter.  According to the terms of the bareboat charter, we will be paid this basic hire even for the days on which the vessel is not able to be in service.  There is no profit sharing element under this bareboat charter.  OSG has the right to acquire the vessel at the end of the eighth, ninth and tenth year of the charter term at a price of $71 million, $67 million and $60 million, respectively.  If OSG elects to exercise its purchase option, we will, in addition to the purchase option price, receive an amount equal to 40% of the difference between the market price of the vessel at the time the purchase option is exercised and the purchase option price.

Basic Hire

Under each time charter for our Initial Vessels, the daily charter rate for each such vessel, which we refer to as “basic hire,” is payable to us monthly in advance and will increase annually.  The basic hire under the charters for each vessel type during each year of the initial fixed term of the charter and the extension periods agreed to on November 26, 2008 is as follows:

Charter Year	End of Charter Year (1)	VLCCs(2)	Aframaxes(2) (Overseas Cathy and Overseas Sophie )	Aframaxes (Overseas Rebecca and Overseas Ania)
1	October 17, 2006	$37,200/day	$24,500/day	$18,500/day
2	October 17, 2007	37,400/day	24,700/day	18,700/day
3	October 17, 2008	37,500/day	24,800/day	18,800/day
4	October 17, 2009	37,600/day	24,900/day	18,900/day
5	October 17, 2010	37,800/day	25,100/day	19,100/day
6	October 17, 2011	38,100/day	25,400/day	19,400/day
7	October 17, 2012	38,500/day	25,700/day	19,700/day
8	October 17, 2013	38,800/day	26,000/day
____________
(1)
The charters, including the extension options agreed to on November 26, 2008, expire as follows for the Overseas Ann, Overseas Cathy, Overseas Chris, Overseas Sophie, Overseas Regal, Overseas Ania and Overseas Rebecca:  April 16, 2013; January 16, 2013; October 16, 2012; July 16, 2012; April 16, 2012; April 16, 2012 and April 16, 2012, respectively.

(2)
With regards to the 12-month extensions agreed to on November 26, 2008, the table shows the maximum basic hire rate achievable for the declared extension periods as stipulated in the charters.  The basic charter hire rate achievable for the declared extension periods is either the basic charter rate stipulated in the applicable charter or, if the one-year time charter rate is lower, a base rate which is no more than $5,000 per day below the basic charter rate stipulated in the charters.

Under each Time Charter, the charterer has the option to renew the charter on one or more successive occasions for periods of one, two or three years, up to an aggregate of four, six or eight years, including the extensions agreed to on November 26, 2008, depending on the vessel.  Each such option will be exercisable not less than three months prior to the then-effective charter expiration date.  If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by the Broker Panel (subject to specified floors for certain of our vessels for the declared extension period), or (ii) the basic hire rate set forth in the charter.

With respect to our Suezmax, the Overseas Newcastle, the basic bareboat charter rate will be $26,343 per day for the first three years of the charter term and $25,343 per day for the last four years of the charter term.  With respect to our other Suezmax, the Overseas London, the basic bareboat charter rate will be $26,630 per day for the entire ten year term of the charter.  Under each bareboat charter, the charterer does not have the option to renew the charter at the end of the seven-year and ten-year charter period, respectively.

Additional Hire

Pursuant to the charter arrangements for our Initial Vessels, the parent of each of the charterers, OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire.  OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period.  OSG has guaranteed the additional hire payments due to us under the charter framework agreement.  If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations.  Additional hire is calculated on TCE basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market.  However, the manner in which charter hire is calculated for a given period depends on whether our vessels are operated in a pool or in the time or spot charter market.  Currently, all of our VLCCs on time charter are operated in the Tankers International Pool and two of our Aframax vessels are operated in the Aframax International Pool.  The Overseas Ania and the Overseas Rebecca left the Aframax International Pool as of July 1, 2008 and July 16, 2009, respectively, and are re-chartered by OSG to OSG Lightering until April 2012.

General provisions regarding additional hire for our Initial Vessels.

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

General.  In order to enhance vessel utilization and earnings, OSG is a member of the Tankers International Pool, which operates VLCCs and V Pluses, and the Aframax International Pool, which operates Aframaxes.  Our VLCCs and two of our Aframaxes are currently operated in these pools.  The Tankers International Pool currently consists of 45 VLCCs and V Pluses, including our three VLCCs, and the Aframax International Pool consists of 47 Aframaxes, including two of our four Aframaxes.  The large number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or “COAs,” which minimize idle time and distances traveled empty.  We therefore believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

Allocation of pool revenues.  Earnings generated by all vessels operating in a pool are expressed on a TCE basis and then pooled and allocated based on a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption and actual on-hire performance.  Earnings from vessels operating on voyage charters in the spot market and on COAs within the pool need to be converted into TCE revenues (by subtracting voyage expenses such as fuel and port charges) while vessels operating on time charters within a pool do not need to be converted.  For vessels operating on voyage charters in the spot market and on COAs, aggregated voyage expenses are deducted from aggregated revenues to result in an aggregate net revenue amount, which is the TCE amount.  These aggregate net revenues are combined with aggregate time charter revenues to determine aggregate pool TCE revenue.  Aggregate pool TCE revenue is then allocated to each vessel in accordance with the allocation formula.  Because OSG currently operates the majority of the VLCCs and Aframaxes it owns and charters in the Tankers International and Aframax International Pools, respectively, we expect that most of our VLCCs and Aframaxes will continue to be operated in these pools and that each charterer will earn its vessel’s share of the respective pool’s TCE revenue from the commencement of our time charters with OSG’s subsidiaries and for so long as OSG maintains its membership in that pool.  However, OSG can withdraw from either pool at any time, and the members of either pool can agree to change the terms of their respective pools at any time.  Furthermore, under the current terms of the respective pool agreements, OSG may withdraw a particular VLCC (including any of ours) from the Tankers International Pool and time charter it to a third party for a term exceeding five years and may withdraw a particular Aframax (including any of ours) from the Aframax International Pool and time charter it to a third party for a term in excess of three years.  The Overseas Ania and the Overseas Rebecca, two of our Aframaxes, were withdrawn from the Aframax International Pool in July 2008 and July 2009, respectively, and are re-chartered by OSG to OSG Lightering until April 2012.

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

At the time of our IPO in October 2005 each of the subsidiaries owning our Initial Vessels entered into fixed rate ship management agreements with Tanker Management with respect to such vessels.  Effective as of January 16, 2009, Tanker Management exercised its right to cancel the ship management agreements and effective as of the same date each of the subsidiaries owning our Initial Vessels entered into new ship management agreements with Tanker Management.  Under the new ship management agreements, each of the subsidiaries  pay the actual cost associated with the technical management of the vessels in addition to an annual management fee.

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

New Ship Management Agreements

Under the new ship management agreements for the Initial Vessels, Tanker Management continues to be responsible for all technical management, including crewing, maintenance, repair, Drydockings (subject to the provisions described below), and maintaining required vetting approvals.  We have agreed to guarantee the obligations of each of our subsidiaries under the new ship management agreements.

We have obtained loss of hire insurance that will generally provide coverage against business interruption for periods of more than 30 days per incident (up to a maximum of 120 days per incident per year) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss or constructive total loss of the vessel).

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

OUR FLEET

The following chart summarizes certain information about the ten vessels in our current fleet.

Vessel	Year Built	Dwt	Current Flag	Classification Society
VLCC
Overseas Ann(1)	2001	309,327	Marshall Islands	Lloyds
Overseas Chris(1)	2001	309,285	Marshall Islands	Lloyds
Overseas Regal(1)	1997	309,966	Marshall Islands	ABS
DHT Phoenix(4)	1999	307,151	Marshall Islands	Lloyds
Suezmax
Overseas Newcastle(2)	2001	164,626	Marshall Islands	ABS
Overseas London(3)	2000	152,923	Marshall Islands	DNV
Aframax
Overseas Cathy(1)	2004	112,028	Marshall Islands	ABS
Overseas Sophie(1)	2003	112,045	Marshall Islands	ABS
Overseas Rebecca(1)	1994	94,873	Marshall Islands	ABS
Overseas Ania(1)	1994	94,848	Marshall Islands	ABS

(1)	Acquired on October 18, 2005 and time chartered to a subsidiary of OSG as of that date.

(2)	Acquired on December 4, 2007 and bareboat chartered to a subsidiary of OSG as of that date.

(3)	Acquired on January 28, 2008 and bareboat chartered to a subsidiary of OSG as of that date.

(4)	Acquired on March 2, 2011 and to be operated in the Tankers International pool.

The Overseas Regal was built in Japan by Universal Shipbuilding Corporation (formerly Hitachi Zosen Corporation) and our other six Initial Vessels were built by Hyundai Heavy Industries Co. in South Korea, in each case under full-time on-site supervision of OSG’s in-house naval architects.  The Overseas Newcastle and the Overseas London were also built by Hyundai Heavy Industries Co. in South Korea.  The DHT Phoenix was built by Daewoo Heavy Industries in South Korea. Our vessels have been built to specifications, which, in many areas, exceed industry and shipyard standards at the time of construction.  Our vessels incorporate coating specifications for both the hull and the cargo tanks to minimize corrosion, reduce maintenance and help protect the environment.  As a result, we believe our vessels are among the most efficient and safe tankers.

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

DHT Management AS is responsible for arranging the insurance of our vessels on terms in line with standard industry practice.  We are responsible for the payment of premiums. DHT Management AS has arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations.  DHT Management AS will also arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms. Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy.  We have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 30 days (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel).  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  Protection and indemnity associations are mutual marine indemnity associations formed by ship-owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. With respect to our Initial Vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, are required to maintain operating standards for all of our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the recent Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

INTERNATIONAL MARITIME ORGANIZATION

In April 2001, the IMO adopted regulations under the International Convention for the Prevention of Pollution from Ships, or “MARPOL,” requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993, to have double hull, mid-deck or equivalent design. At that time, the regulations also required the phase-out of non-double hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age. Existing single hull tankers were required to be phased out unless retrofitted with double hull, mid-deck or equivalent design no later than 30 years after delivery. These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate. Subsequent amendments to the MARPOL regulations accelerated the phase out of single hull tankers to 2005 for Category I vessels and 2010 for Category II and III vessels. Category I vessels are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are pre-MARPOL Segregated Ballast Tanks, or “SBT” tankers. Category II tankers are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are post-MARPOL SBT tankers. Category III tankers are tankers above 5,000 dwt, but below the deadweight specified for Category I and II tankers above. The IMO may adopt additional regulations in the future that could further restrict the operation of single hull vessels. All of our tankers are double-hulled and are thus not subject to phase-out under existing IMO regulations.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels are currently compliant with these regulations. In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. The United States ratified these Annex VI amendments in October 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. All requisite documents of compliance have been obtained with respect to the operators of all our vessels and safety management certificates have been issued for all our vessels for which the certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.” Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.” Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances. As these conventions calculate liability in terms of a basket of currencies, the figures in this section are converted into U.S. dollars based on currency exchange rates on January 31, 2011. Under the 1969 Convention, except where the owner is guilty of actual fault, its liability is limited to $208 per gross ton (a unit of measurement for the total enclosed spaces within a vessel) with a maximum liability of $21.9 million. Under the 1992 Protocol, the owner’s liability is limited except where the pollution damage results from its personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Under the 2000 amendments to the 1992 Protocol, which became effective on November 1, 2003, liability is limited to approximately $7.1 million plus $987 for each additional gross ton over 5,000 for vessels of 5,000 to 140,000 gross tons, and approximately $140.4 million for vessels over 140,000 gross tons, subject to the exceptions discussed above for the 1992 Protocol.

In addition, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, in February 2004. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker, such as our vessels, that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA for a release or incident involving a release of hazardous substances is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence, willful misconduct, refusal to report the incident or refusal to cooperate and assist in connection with oil removal activities. In addition, in response to the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels.

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In April 2010, the EPA adopted new emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply beginning in 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply beginning in 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Under regulations that became effective in July 2009, vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil with a sulfur content equal to or less than 1.5% and marine diesel oil with a sulfur content equal to or less than 0.5%. Effective January 1, 2012, all marine fuels must have sulfur content equal to or less than 0.1% (1,000 ppm).

The MEPC has designated the area extending 200 miles from the United States and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

EUROPEAN UNION TANKER RESTRICTIONS

The European Union has adopted legislation that will: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports from January 1, 2010.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

GREENHOUSE GAS REGULATION

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. A new treaty could be adopted in the future, however, that includes restrictions on shipping emissions. In addition, the IMO is, however, evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In addition, the European Union has indicated that it intends to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, if such emissions were not regulated through the IMO (or the UNFCCC) by December 31, 2010, which did not occur. In the United States, the EPA promulgated regulations in May 2010 that regulate certain emissions of greenhouse gases. Although these regulations do not cover greenhouse gas emissions from vessels, the EPA may decide in the future to regulate such emissions and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

            C.            ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned by each of those subsidiaries as of December 31, 2010.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ania Aframax Corporation	Overseas Ania	Marshall Islands	100%
Ann Tanker Corporation	Overseas Ann	Marshall Islands	100%
Cathy Tanker Corporation	Overseas Cathy	Marshall Islands	100%
Chris Tanker Corporation	Overseas Chris	Marshall Islands	100%
DHT Maritime, Inc.		Marshall Islands	100%
DHT Phoenix, Inc.	DHT Phoenix(1)	Marshall Islands	100%
London Tanker Corporation	Overseas London	Marshall Islands	100%
Newcastle Tanker Corporation	Overseas Newcastle	Marshall Islands	100%
Rebecca Tanker Corporation	Overseas Rebecca	Marshall Islands	100%
Regal Unity Tanker Corporation	Overseas Regal	Marshall Islands	100%
Sophie Tanker Corporation	Overseas Sophie	Marshall Islands	100%

(1) Delivered in the first quarter of 2011.

    D.    PROPERTY, PLANT AND EQUIPMENT

We own a modern fleet of double hull crude oil tankers.  The following table sets forth the vessels comprising our fleet as of December 31, 2010.

Vessel	Type	Approximate Dwt	Construction	Flag
Overseas Ann	VLCC	309,327	Double-Hull	Marshall Islands
Overseas Chris	VLCC	309,285	Double-Hull	Marshall Islands
Overseas Regal	VLCC	309,966	Double-Hull	Marshall Islands
Overseas London	Suezmax	152,923	Double-Hull	Marshall Islands
Overseas Newcastle	Suezmax	164,626	Double-Hull	Marshall Islands
Overseas Cathy	Aframax	112,028	Double-Hull	Marshall Islands
Overseas Sophie	Aframax	112,045	Double-Hull	Marshall Islands
Overseas Rebecca	Aframax	94,873	Double-Hull	Marshall Islands
Overseas Ania	Aframax	94,848	Double-Hull	Marshall Islands

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

Beginning on January 1, 2009, DHT Holdings prepares its consolidated financial statements in accordance with IFRS, as issued by the IASB.  The comparative financial statements for the fiscal year 2008 have also been prepared in accordance with IFRS. All figures included in this section are in accordance with IFRS.

BUSINESS

On October 18, 2005, we acquired the seven vessels comprising the Initial Vessels.  We have chartered these Initial Vessels to subsidiaries of Overseas Shipholding Group, Inc., or “OSG,” under time charters for minimum terms of five to six and one-half years.  In addition to the base rate under the charters, we also have the opportunity to earn additional hire through profit sharing agreements. The charters commenced on the delivery of the vessels to us.  The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of four, six or eight years, depending on the vessel, from the initial expiration date.  On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised part of the extension options for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For two of the vessels, the charters were extended for 18 months after the initial charter periods expiring in October 2010 and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012.  On December 4, 2007 and January 28, 2008, respectively, we acquired two Suezmax tankers and upon delivery bareboat chartered these vessels to subsidiaries of OSG for fixed terms of seven years and ten years, respectively.  On December 8, 2010, we entered into an agreement to acquire a 1999 built very large crude carrier, or “VLCC,” for $55.0 million to be named DHT Phoenix.  The vessel was delivered in the first quarter of 2011.  We previously entered into ship management agreements with a subsidiary of OSG for the technical management of our Initial Vessels that substantially fixed our operating expenses (excluding insurance premiums and vessel taxes).  However, effective January 16, 2009, we entered into new technical management agreements with the same subsidiary of OSG, under which we pay the actual cost related to the technical management of the Initial Vessels as well as a fixed management fee for the services provided.  We expect that for so long as our chartering arrangements are in place with OSG, a significant portion of our revenues will be generated from time charter and bareboat payments made to us by subsidiaries of OSG.  However, we intend to acquire further vessels and these vessels may or may not be on period charters.  The DHT Phoenix will be operated in the Tankers International Pool, which is the same pool in which OSG operates our other VLCCs. We will pay the actual cost related to the technical management of the DHT Phoenix. Under the bareboat charters for our two Suezmax tankers, the charterer is responsible for paying all operating costs associated with the vessels.  Accordingly, we do not incur any operating expenses associated with these vessels.  In addition, under our bareboat charters, we will continue to receive the basic bareboat charter rate even during such periods that the vessel is not able to operate.  As long as our Initial Vessels subject to time charters are not off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters and bareboat charters.

FACTORS AFFECTING OUR RESULTS

The principal factors that affect our results of operations and financial condition include:

●	the basic charter rate that we are paid under our charters;

●	the amount of additional hire that we receive under our charter arrangements;

●	with respect to our Initial Vessels, the number of off hire days during which we will not be entitled, under our charter arrangements, to receive either the basic charter rate or additional hire;

●	the required capital expenditures related to our vessels;

●	the amount of vessel operating expenses;

●	our insurance premiums and vessel taxes;

●	our vessels’ depreciation and potential impairment charges;

●	our general and administrative and other expenses;

●	our interest expense including any interest swaps we may enter;

●	the revenues and vessel operating expenses associated with the DHT Phoenix and any future vessel acquisitions; and

●	general market conditions when existing charters expire.

Currently, our revenues are principally derived from the time charters and bareboat charters with subsidiaries of OSG to which all our vessels as of December 31, 2010 have been chartered.  Unless extended further by OSG, the charters for our Initial Vessels will expire in 2012 and 2013.  Also, we intend to acquire further vessels and such vessels may or may not be on period charters.  In addition, the amount of additional hire that we receive under our current charter arrangements is dependent on the revenues generated by our vessels.  These revenues are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy.  The number of vessels is affected by the construction of new vessels and by the removal of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values.

Our expenses consist primarily of vessel operating expenses, interest expense, depreciation expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses.  With respect to our Initial Vessels, our vessel-owning subsidiaries previously entered into ship management agreements with Tanker Management Ltd. , or “Tanker Management”, a subsidiary of OSG, under which it was responsible for technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line, or “Drydocking”, stores and supplies and lubricating oils.  Under these agreements, we paid a fixed daily fee (subject to a 2.5% annually increase after October 2007) for the cost of vessels’ operations, including scheduled Drydockings, for each vessel.  Effective January 16, 2009, we entered into new technical management agreements with Tanker Management according to which we pay the actual cost of the vessels’ operations, including Drydocking, and a fixed annual management fee for the technical management of the Initial Vessels.

The charterers of each of our vessels as of December 31, 2010 pay us charter hire monthly in advance with additional hire, if any, paid quarterly in arrears.  We pay daily vessel operating expenses under our ship management agreements monthly in advance.  We are required to pay interest under our secured credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

Our future results will also depend upon the general market conditions when our existing charter contracts expire.  OSG has the option to extend the charters of our Initial Vessels at prevailing market rates at the time plus five per cent provided that such amount may not exceed the current base rates.  If OSG elects to extend the charters, the profit sharing element will continue; however, if OSG does not extend the charters, our revenue generating capabilities will depend on the spot and/or period market at the time our vessel(s) are redelivered to us.  Our two Suezmax vessels are on fixed rate bare boat charters that will expire in 2014 and 2018, and OSG does not have the option to extend these charters.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2010, 2009 and 2008 have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2010, included as Item 18 of this report.

Revenue Recognition

Our Initial Vessels are on time charters to subsidiaries of OSG.  Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

In addition to the base hire from the time charters, our Initial Vessels have generated revenue from additional hire by operating in pools.  In such pools, shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.  For vessels operating in pools shipping revenues are substantially the same as time charter equivalent revenues.

Our three VLCCs participate in the Tankers International Pool, our two Suezmax tankers participate in the Suezmax International Pool and two of our four Aframax tankers participate in the Aframax International Pool.  Each of these pools generate a majority of its revenue from voyage charters.  Within the shipping industry, there are two methods used to account for voyage revenues: (1) ratably over the estimated length of each voyage and (2) completed voyage.  The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the pools in which we participate.  Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis.  In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis.  Since, at the time of discharge, management of each of the pools generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.  Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.  Each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We acquired our two Suezmax tankers on December 4, 2007 and January 28, 2008, respectively.  These vessels are on bareboat charters to subsidiaries of OSG.  Revenues from bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

Vessel Lives and Impairment

With respect to our Initial Vessels, the carrying value of each vessel represents its original cost at the time it was delivered less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard less impairment, if any.  In the tanker shipping industry, a 25-year life is most commonly used.  The actual life of a vessel may be different and the useful life of the vessels are reviewed at year end, with the effect of any changes in estimate accounted for on a prospective basis.  We have evaluated the impact of the revisions to Regulation 13G under the International Convention for the Prevention of Pollution from Ships that became effective April 5, 2005 and the European Union regulations that went into force on October 21, 2003 on the economic lives assigned to the fleet.  Because the fleet consists of modern, double hull vessels, the revised regulations do not directly affect any of our vessels.  If the economic lives assigned to the tankers prove to be too long because of new regulations or other future events, higher depreciation expense and impairment losses could result in future periods as a result of a reduction in the useful lives of any affected vessels.

With respect to our two Suezmax tankers, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard less impairment, if any.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  Under IFRS, we consider the higher of fair value less costs to sell and the value in use in evaluating impairment. In such instances the vessel is considered impaired and is written down to its recoverable amount.  This assessment is usually made at the individual vessel level. However, impairment test can be performed on a fleet wide basis ― for example when the vessels are dependent on profit sharing on a fleet wide basis.

In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The most important assumptions in calculating the present value of the future cash flows of our vessels, or “value in use”, are future charter rates, ship operating expenses and the discount rate. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is equal to or less than the carrying amount for such vessels.

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the fair market value of our vessels, including by obtaining various broker valuations as of specific dates.  We generally do not include the impact of market fluctuations in vessel prices in our financial statements.  We do, however, monitor our business and assets on a regular basis for potential asset impairment.  The following chart sets forth our fleet information, purchase prices and carrying values as of December 31, 2010.

Initial Vessels acquired en-bloc:

Vessel	Built	Vessel Type	Purchase Date	Purchase Price	Carrying Value (12/31/2010)
				(USD 000)
Overseas Ann	2001	VLCC	Oct 2005
Overseas Chris	2001	VLCC	Oct 2005
Overseas Regal	1997	VLCC	Oct 2005
Overseas Cathy	2004	Aframax	Oct 2005
Overseas Sophie	2003	Aframax	Oct 2005
Overseas Rebecca	1994	Aframax	Oct 2005
Overseas Ania	1994	Aframax	Oct 2005
Total (1)				580,600	257,571

Subsequent acquisitions:

Overseas Newcastle	2001	Suezmax	Dec 2007	92,700	78,393
Overseas London	2000	Suezmax	Jan 2008	90,300	76,681

      (1)     Purchase price is based on the initial offering price of $12 per share at our initial public offering in October 2005.

We have determined that our initial fleet of vessels operating on time charters with OSG constitute a single cash generating unit as (a) all seven vessels are on charter to the same customer, (b) all seven charters were negotiated together and (c) all seven vessels have profit sharing on a fleet-wide basis.  Based on broker valuations as of December 31, 2010, and disregarding the charters attached to the vessels, we believe the fair market value of these seven vessels exceeded their carrying value as of that date.

With respect to the Overseas Newcastle and Overseas London, based on broker valuations as of December 31, 2010, and disregarding the charters attached to each of the vessels, we believe the aggregate fair market value of these vessels was less than their aggregate carrying value as of that date.  We believe the aggregate amount of this deficit as of December 31, 2010 for these vessels was approximately $68.0 million.  These vessels do however have long-term bareboat charter contracts with fixed rates attached.  Hence, we consider the value of the discounted cash flows (value in use) when determining whether an impairment charge would be required.  We believe that our recoverable amount for each of these vessels (as measured by such vessel’s value in use) exceeded the applicable carrying value as of December 31, 2010, and, accordingly, have not recorded impairment charges even though the vessels have experienced a decline in charter free market value (i.e. disregarding the charter contracts attached to each of the vessels).  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to the value of our vessels.

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock that is subject to vesting conditions. Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period. The fair value of restricted common stock that vest based on continued employment/office only are considered to be equal to the fair market value of common stock at the grant date. For restricted stock granted in May 2010 and May 2009 that vest due to both continued employment and market conditions, the calculated fair value at grant date was valued at 62% of the fair value of the common stock using a Monte Carlo simulation. For restricted stock granted in September 2010 that vest due to both continued employment and market conditions, the calculated fair value at grant date was 31.5% for 150,000 shares and 40% for 150,000 shares of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 37.5%, based on historical volatility.

RESULTS OF OPERATIONS

All figures are presented in accordance with IFRS, as issued by the IASB.

Income from Vessel Operations

Shipping revenues decreased by $12.9 million, or 12.6%, to $89.7 million in 2010 from $102.6 million in 2009.  This decrease was attributable to lower freight markets in 2010 which resulted in no additional hire being earned in 2010. Shipping revenues decreased by $12.0 million, or 10.5%, to $102.6 million in 2009 from $114.6 million in 2008.  This decrease was attributable to lower freight markets in 2009 which reduced additional hire.

Vessel expenses increased by $0.2 million in 2010, to $30.2 million from $30.0 million in 2009. Vessel expenses increased by $8.6 million in 2009, to $30.0 million from $21.4 million in 2008, primarily as a result of the new technical management agreements we entered into with OSG effective January 16, 2009, under which we pay the actual cost related to the technical management of the Initial Vessels.

Depreciation and amortization increased by $1.6 million in 2010, to $28.4 million from $26.8 million in 2009 and by $0.8 million in 2009 from $25.9 million in 2008 principally as a result of Drydocking expenses being capitalized and amortized over the period to the next estimated Drydocking.

General and Administrative Expenses

General and administrative expenses increased by $3.3 million to $7.9 million in 2010 from $4.6 million in 2009. The increase in 2010 is mainly due to expenses related to our corporate restructuring, legal costs related to the resolution of the proxy contest related to our 2010 annual meeting of stockholders, and changes in management. General and administrative expenses declined by $0.2 million to $4.6 million in 2009 from $4.8 million in 2008.

General and administrative expenses for 2010, 2009 and 2008 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses. 2010 includes the cost related to the departure of the former CEO totaling $0.9 million plus a total of 159,706 shares.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Interest expense declined by $4.7 million to $13.5 million in 2010 from $18.1 million in 2009 and by $3.8 million to $18.1 million in 2009 from $21.9 million in 2008.  This decline was primarily due to the principal repayment of $50.0 million in June 2009 and $28.0 million in February 2010 under our secured loan facility agreement, as amended, or the “Secured Loan Facility Agreement,” with The Royal Bank of Scotland, or “RBS,” as well as the expiration of an interest rate swap in the notional amount of $194.0 million in October 2010.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry.  We financed the acquisition of our Initial Vessels with the net proceeds of our IPO, borrowings under our secured credit facility and through the issuance of shares of our common stock to a subsidiary of OSG.  We financed the acquisition of the Overseas Newcastle on December 4, 2007, and the Overseas London on January 28, 2008, with borrowings under the secured credit facility.  We financed the remainder of the purchase price of the DHT Phoenix with cash and a credit facility from a bank. Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under the secured credit facility.  We fund our working capital requirements with cash from operations.  We collect our charter hire from our nine current vessels monthly in advance and pay our estimated vessel operating costs monthly in advance.  We receive additional hire, if any, quarterly in arrears.

Since 2008, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  Dividends are subject to the discretion of our board of directors.

Operating period	Total payment	Per share	Record date	Payment date
Jan. 1-March 31, 2008	$ 9.8 million	$ 0.25	May 30, 2008	June 11, 2008
April 1-June 30, 2008	$ 9.8 million	$ 0.25	Sept. 15, 2008	Sept. 24, 2008
July 1-Sept. 30 2008	$ 11.8 million	$ 0.30	Dec. 2, 2008	Dec. 11, 2008
Oct. 1-Dec. 31, 2008	$ 11.8 million	$ 0.30	Feb. 26, 2009	March 5, 2009
Jan. 1-March 31, 2009	$ 12.2 million	$ 0.25	June 3, 2009	June 16, 2009
April 1-June 30, 2009	—	—	—	—
July 1-Sept. 30, 2009	—	—	—	—
Oct. 1-Dec. 31, 2009	—	—	—	—
Jan. 1-March 31, 2010	$ 4.9 million	$ 0.10	May 31, 2010	June 8, 2010
April 1-June 30, 2010	$ 4.9 million	$ 0.10	Sept. 9, 2010	Sept. 17, 2010
July 1-Sept. 30, 2010	$ 4.9 million	$ 0.10	Nov. 11, 2010	Nov. 22, 2010
Oct. 1-Dec. 31, 2010	$ 4.9 million	$ 0.10	Feb. 4, 2011	Feb. 11, 2011

We believe that cash flow from our charters in 2011 will be sufficient to fund the interest payments under our secured credit facility.  We funded the acquisition of the Overseas Newcastle for $92.7 million on December 4, 2007, and the acquisition of the Overseas London for $90.3 million on January 28, 2008, with borrowings under the secured credit facility with RBS, which was increased from $401.0 million to $420.0 million in 2007.  Following this increase, we were required to make a principal repayment of $75.0 million no later than December 31, 2008.  We repaid the $75.0 million in October 2008 with cash on hand including proceeds from the issuance of 9.2 million new shares in April and May 2008 for net proceeds of $91.4 million.  We repaid a further $50.0 million in June 2009 with cash on hand including proceeds from the issuance of 9.4 million new shares of common stock in April 2009 for net proceeds of approximately $38.4 million. We repaid a further $28.0 million in April 2010 with cash on hand.

The Secured Loan Facility Agreement contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility is less 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference is required to be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers. As of December 31, 2010, DHT Maritime’s borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps was $272.3 million.  The charter-free market value of the vessels that secure our secured credit facility was estimated to be $374.5 million as of December 31, 2010, providing a ratio of 137.5%.  The value of our vessels was determined on a “willing seller and willing buyer” basis by two independent third parties. As a result, we were in compliance with the financial covenants contained in the Secured Loan Facility Agreement as of December 31, 2010.  As an example a 10% decline in the charter-free value of our vessels would result in a ratio of 123.8% and we would still be in compliance with the financial covenants contained in the Secured Loan Facility.

Working capital, defined as total current assets less total current liabilities, at December 31, 2010 was $46.1 million compared with $50.0 million at December 31, 2009.  The decline in working capital in 2010 was primarily due to the decline in cash and cash equivalents as a result of debt repayment in February 2010.  Working capital at December 31, 2009 was         $50.0 million compared with $43.8 million at December 31, 2008. The improvement in working capital in 2009 was primarily due to the equity offering in April 2009, with net proceeds of $38.4 million. Working capital at December 31, 2008 was $43.8 million compared to a negative $75.8 million at January 1, 2008. The improvement in working capital in 2008 was primarily due to the equity offering in April 2009, with net proceeds of $91.4 million and issuance of long term debt of $90.3 million.  At December 31, 2008, additional hire related to the period from October 1, 2008 through December 31, 2008, which amounted to $8.8 million, had not been received from our charterers.  At December 31, 2009, all additional hire had been received from the charterers. In 2010 there was no additional hire.

Net cash provided by operating activities was $34.3 million in 2010 compared to $54.6 million in 2009.  This decline was primarily attributable to lower additional hire in 2010 from our Initial Vessels OSG operates in pools and higher general and administrative expenses.  Net cash provided by operating activities was $54.6 million in 2009 compared to $64.9 million in 2008.  This decline was primarily attributable to lower additional hire in 2009 from our Initial Vessels OSG operates in pools and higher vessel expenses. Net cash used in investing activities was $5.6 million in 2010 compared to $5.4 million in 2009.  Net cash used in investing activities was $5.4 million in 2009 compared to $81.2 million in 2008.  The decline in 2010 and 2009 compared to 2008 was primarily attributable to the acquisition of a Suezmax tanker in 2008. Net cash used by financing activities was $42.7 million in 2010, $35.6 million in 2009 and $65.0 million provided in 2008.  In 2010 we paid cash dividends of $14.7 million and repaid $28.0 million under the secured credit facility. In 2009 we issued common stock with total proceeds of $38.4 million while we paid cash dividends of $23.9 million and repaid $50 million under the secured credit facility.  In 2008 we issued common stock with total proceeds of $91.4 million and we issued long term debt of $90.3 million while we paid cash dividends of $41.9 million and repaid $75.0 million under the secured credit facility. We had $266.0 million of total debt outstanding at December 31, 2010, compared to $294.0 million at December 31, 2009, $344.0 million at December 31, 2008 and $327.4 million at January 1, 2008.

For events in 2011, please refer to “Recent Developments” in Item 4.B of this report.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2010, our long-term contractual obligations were as follows:

	2011	2012	2013	2014	2015	Thereafter	Total
	(Dollars in thousands)
Long-term debt (1)	$2,788	$7,091	$29,258	$38,602	$38,213	$164,916	$280,868
Interest rate swaps (2)	$3,670	$3,681	$925	—	—	—	$8,276
DHT Phoenix Commitment (3)	$49,500	—	—	—	—	—	49,500

(1)
Amounts shown include contractual interest obligations on $266.0 million of debt outstanding under the secured credit facility.  The interest obligations have been determined using a LIBOR of 0.30% per annum plus margin. The interest rate on the $186.0 million tranche is LIBOR + 0.70%, and the interest rate on the $80.0 million tranche is LIBOR + 0.85%. The interest on the balance outstanding is payable quarterly and the principal is payable with quarterly installments as follows: one installment of $0.259 million on July 18, 2012, two quarterly installments of $4.037 million from October 18, 2012 to January 18, 2013, one installment of $4.416 million on April 18, 2013, sixteen quarterly installments of $9.075 million from July 18, 2013 to April 18, 2017 and a final payment of $108.1 million on July 18, 2017.

(2)	The interest rate swap has a nominal amount of $65.0 million, and the Company pays a fixed rate of 5.95% and receives a floating rate. The interest rate swap expires on January 18, 2013.

(3)
On December 8, 2010, we entered into an agreement to acquire a 1999 built VLCC for $55.0 million to be named DHT Phoenix which was delivered in the first quarter of 2011.  As of December 31, 2010, we had paid a deposit of $5.5 million related to this acquisition and we financed the remainder of the purchase price with approximately $22.0 million in cash and $27.5 million from borrowings a bank.

For our current nine vessels we collect our charter hire monthly in advance and pay the estimated vessel operating expenses monthly in advance.  To the extent there are additional hire revenues, we receive such additional hire quarterly in arrears.  Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our vessel operating expenses, vessel capital expenditures, interest payments and other financing costs under the secured credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include repayment of the principal balance of the secured credit facility.  We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  We have managed a portion of this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts.  We use such derivative financial instruments as risk management tools and not for speculative or trading purposes.  In addition, the counterparties to these derivative financial instruments are large and reputable financial institutions in order to manage exposure to nonperformance by counterparties.

As of December 31, 2010, we are party to one floating-to-fixed interest rate swap with a notional amount of $65.0 million pursuant to which we pay a fixed rate of 5.95% including the applicable margin and receive a floating rate based on LIBOR.  The swap expires on January 18, 2013.  As of December 31, 2010, we recorded a liability of $6.3 million relating to the fair value of the swap.  The change in fair value of the swaps in 2010 has been recognized in our income statement.  The fair value of interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.

Like most of shipping industry our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF COST INCREASES

Until January 16, 2009, we paid a fixed cost for the technical management of the vessels.  However, under our vessels’ new ship management agreements, effective January 16, 2009, we are required to pay the actual costs associated with the technical management of the vessels.  As a result, the cost of the technical management of the vessels for 2009 and 2010 and in the future will reflect the effects of cost increases.  Vessel operating expenses will also be impacted by the acquisition of the DHT Phoenix and any future vessel acquisitions.

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

General

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  As of December 31, 2010, DHT Maritime’s subsidiaries owned all of our vessels, and payments under our charters were made to DHT Maritime’s subsidiaries.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401.0 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The secured credit facility consisted of a $236.0 million term loan, a $150.0 million vessel acquisition facility and a $15.0 million working capital facility.  DHT Maritime is the borrower under the secured credit facility and our vessel-owning subsidiaries are the sole guarantors of its performance thereunder.

DHT Maritime borrowed the entire amount available under the term loan upon the completion of our IPO to fund a portion of the purchase price for the Initial Vessels that were acquired from OSG.  On November 29, 2007, DHT Maritime amended the secured credit facility to increase the total commitment thereunder by $19.0 million to $420.0 million.  Under the terms of the secured credit facility, the previous $15.0 million working capital facility and $150.0 million vessel acquisition facility were canceled and replaced with a new $184.0 million vessel acquisition facility, which was used to fund the entire purchase price of the two Suezmax tankers, the Overseas Newcastle and the Overseas London.  Following delivery of the Overseas London on January 28, 2008 the acquisition facility was fully drawn.

Borrowings under the initial $236.0 million term loan bear interest at an annual rate of LIBOR plus a margin of 0.70%.  Borrowings under the vessel acquisition portion of the secured credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%.  To reduce our exposure to fluctuations in interest rates, we entered into an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate for five years on the full amount of our term loan at 5.60%.  Such swap agreement expired on October 18, 2010.  On October 16, 2007, we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008.

Following the above-mentioned increase, the secured credit facility was repayable with one initial installment of $75.0 million in 2008, and commencing on January 18, 2011 the balance of the secured credit facility was repayable with 27 quarterly installments of $9.075 million.  A final payment of $99.975 million was payable with the last quarterly installment.  The initial installment of $75.0 million was repaid in October 2008.  In June 2009 and February 2010, respectively, DHT Maritime repaid a further $50.0 million and $28.0 million under the secured credit facility.  Following these repayments, the secured credit facility is repayable with one installment of $259.0 million on July 18, 2012, two quarterly installments of $4.0 million from October 18, 2012 to January 18, 2013, one installment of $4.4 million on April 18, 2013, sixteen quarterly installments of $9.075 million from July 18, 2013 to April 18, 2017 and a final payment of $108.1 million on July 18, 2017.

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

●	changing the technical manager of vessels owned by DHT Maritime and its subsidiaries without the prior consent of the lenders;

●	making certain loans, advances or investments; entering into certain material transactions with affiliated parties;

●	entering into certain types of charters, including bareboat charters and time charters or consecutive voyage charters of greater than 13 months (excluding our charters with OSG’s subsidiaries);

●	de-activating any of the vessels or allowing work to be done on any vessel in an aggregate amount greater than $2,000 without first obtaining a lien waiver;

●	making non-ordinary course acquisitions or entering into a new line of business or establishing a place of business in the United States or any of its territories; and

●	selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our charters and our ship management agreements.

The Secured Loan Facility Agreement also contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility is less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference shall be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers.

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

 ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 A.      DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
Erik A. Lind	55	Class II Director and Chairman
Einar Michael Steimler	63	Class I Director
Randee Day	62	Class II Director
Rolf A. Wikborg	52	Class III Director
Robert N. Cowen	62	Class I Director
Svein Moxnes Harfjeld	46	Chief Executive Officer
Trygve Preben Munthe	49	President
Eirik Ubøe	50	Chief Financial Officer

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors.  Mr. Lind has been Chief Executive of Tufton Oceanic and Managing Director of Tufton Oceanic Ltd.  since 2004.  Tufton Oceanic is a Fund Management firm for the Maritime, Energy related and the wider global transportation and infrastructure sectors.  Mr. Lind has more than 30 years experience in corporate banking, global shipping and specialized and structured asset financing.  From 1995 to 2001, Mr. Lind served as Executive Vice President and a member of the Executive Management Committee at IM Skaugen ASA, a Norwegian public shipping and logistics company engaged in the transportation of petrochemical gases, LPG and organic chemicals as well as crude oil lightering.  Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital.  He has been actively involved in corporate recapitalization, financial restructurings, investments, acquisitions and joint venture investments.  In addition to his board of directors positions within the Tufton Oceanic group of companies, Mr. Lind currently serves on the advisory board of A.M. Nomikos, a Greek ship-owning company, and on the boards of directors of Alislami Oceanic Shipping Company I and II, investment companies based in the Jebel Ali Free Zone and Cayman Islands, respectively, KFH Oceanic Portfolio Company, a ship investment company based in the Cayman Islands, Frilin AS, a Norwegian private investment company, and Christiania Capital Partners, a private financial advisory and consulting firm based in Norway.  Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

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

Randee Day—Director.  Since September 2010 and from 1985 to 2004, Ms. Day has been a President and Chief Executive of Day & Partners, Inc., a financial advisory and consulting firm focused on the maritime, energy and cruise industries with a diversified client base consisting of shipping companies, commercial banks and government agencies.  From April 2010 to September 2010, Ms Day served as Chief Executive Officer of DHT Holdings, Inc.  From 2004 to March 2010, Ms. Day was a Managing Director and head of Maritime Investment Banking at Seabury Transportation Holdings LLC, a New York based advisory and investment bank specializing in the transportation industry.  Ms. Day has more than 25 years of specialized international financial experience in the marine and energy sectors.  From 1979 to 1985, Ms. Day served as the head of J.P. Morgan’s Marine Transportation and Finance department in New York, where she was responsible for managing a loan portfolio and overseeing relationships with the bank’s shipping clients in the Western Hemisphere and the Far East. She also served in the London offices of J.P. Morgan, Continental Illinois National Bank & Trust and Bank of America.  Since 2001, Ms. Day has served as a Director and Chairperson of the audit committee of TBS International plc.

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

Robert N. Cowen—Director.  Mr. Cowen has over 25 years of senior level executive experience in the shipping industry. Since February of 2010, he has served as a Managing Director of Lincoln Vale LLC, an alternative investment management firm with a focus on investing in dry bulk shipping.  He is also active as a consultant to investors in tankers and dry bulk shipping. From February 2007 to December 2007 he served as Chief Executive Officer of OceanFreight, Inc., a dry bulk shipping start-up company that went public in April of that year.  From October 2005 to December 2006, Mr. Cowen was a partner in the New York office of the Washington, D.C.-based Venable LLP law firm where he focused on maritime related legal issues.  Prior to that, Mr. Cowen worked for 25 years at Overseas Shipholding Group, Inc. where he served as Chief Operating Officer from 1999 until 2005, and as a Director (from 1989 to 2005) and Senior Vice President (from 1993 until 2005).  Mr. Cowen holds an A.B. degree from Cornell University and a J.D. degree  from the Cornell Law School.

Svein Moxnes Harfjeld—Chief Executive Officer.  Mr. Harfjeld joined DHT as Chief Executive Officer on September 1, 2010. Mr. Harfjeld has over 20 years of experience in the shipping industry. He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously he held senior positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. Mr. Harfjeld is a citizen of Norway.

Trygve Preben Munthe—President.  Mr. Munthe joined DHT as President on September 1, 2010. Mr. Munthe has over 20 years of experience in the shipping industry. He most recently served as Director with the Norwegian shipowner Arne Blystad. He was previously CEO of Western Bulk, President of Skaugen Petrotrans and CFO of I.M. Skaugen. Mr. Munthe is a citizen of Norway.

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

    B.    COMPENSATION

DIRECTORS’ COMPENSATION

Each member of our board of directors is currently paid an annual fee of $47,500, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors.  We pay our chairman an additional $65,000 per year to compensate him for the extra duties incident to that office.  We pay the chairperson of each of our audit, nomination, compensation and corporate governance committees an additional $11,750 per year and an additional $4,750 per year to each of the other members of our committees.  We pay each director $1,250 for each board of directors meeting attended.  On May 11, 2010, each member of our board of directors as of this date was awarded 22,727 shares of restricted stock, of which 15,152 shares vest in three equal amounts in May 2011, May 2012 and May 2013 subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  The remaining 7,576 shares of restricted stock awarded to each member of our board of directors vest in three equal amounts in May 2011, May 2012 and May 2013 subject to each member of our board of directors remaining a member of our board of directors.  During the vesting period of the shares of restricted stock awarded to our directors on May 11, 2010 each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to each director as the shares vest.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our chief executive officer, Mr. Svein Moxnes Harfjeld receives an annual salary of NOK 3,780,000, which includes benefits. Our president, Mr. Trygve Preben Munthe, receives an annual salary of NOK 3,150,000.  Our chief financial officer, Mr. Eirik Ubøe, receives an annual salary of NOK 1,900,000.  In addition, each executive officer participates in a defined benefit pension plan, is reimbursed for expenses incurred in the performance of their duties as our executive officers and receives the equity-based compensation described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Mr. Ubøe that set forth their rights and obligations as our chief executive officer, president and chief financial officer, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreement described below.

On May 11, 2010, Mr. Ubøe was awarded 36,410 shares of restricted stock, of which 24,273 shares vest in three equal amounts in May 2011, May 2012 and May 2013 subject to continued employment with us and certain market conditions. The remaining 12,137 shares of restricted stock each vest in three equal amounts in May 2011, May 2012 and May 2013 subject to continued employment with us. On September 1, 2010, each of Mr. Harfjeld and Mr. Munthe was awarded 150,000 shares of restricted stock which vest in three equal amounts in September 2011, 2012 and 2013 subject to continued employment with us and certain market conditions. During the relevant vesting periods of the shares of restricted stock awarded to Mr. Ubøe, Mr. Harfjeld and Mr. Munthe, each executive officer will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to Mr. Ubøe, Mr. Harfjeld and Mr. Munthe as their shares vest.

In the event that (i) we terminate Mr. Ubøe’s employment without cause (as such term is defined in the employment agreement) or (ii) Mr. Ubøe terminates his employment for good reason (as such term is defined in the employment agreement) within six months following a change of control, then we will pay him an amount equal to one year’s base salary.  In the event that Mr. Ubøe loses his position for good reason within six months following a change of control, he may, at the board of directors’ discretion, be entitled to a payment equal to twice his annual base salary and any unvested equity awards will become fully vested).  In addition, in the event Mr. Ubøe’s employment is terminated without cause pursuant to clause (i) above, all of his equity-based compensation, including initial grants, will immediately vest and become exercisable.  If Mr. Ubøe’s employment is terminated due to death or disability, we will continue to pay his base salary through the first anniversary of such date of termination.  In the event that Mr. Ubøe’s employment is terminated for cause, we are only obligated to pay his salary and unreimbursed expenses through the termination date.

In the event that (i) we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment without cause (as such term is defined in the employment agreement) or (ii) Mr. Harfjeld or Mr. Munthe terminate their employment for good reason (as such term is defined in the employment agreement) within six months following a change of control, then we will pay such executive officer an amount equal to 18 months salary.  In addition, in the event Mr. Harfjeld or Mr. Munthe are terminated without cause pursuant to clause (i) above, all of the relevant executive officer’s equity based compensation will immediately vest and become exercisable.  In the event that Mr. Harfjeld and Mr. Munthe’s employment is terminated for cause, we are only obligated to pay salary and unreimbursed expenses through the termination date.

Pursuant to their employment agreements or consulting agreements, as applicable, each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed to protect our confidential information.  Each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed during the term of the agreements and for a period of one year following their termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

2005 Incentive Compensation Plan

We established the 2005 Incentive Compensation Plan or the “Plan,” prior to the consummation of our IPO for the initial benefit of our directors and officers (including prospective directors and officers).  The following description of the Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended and non-statutory stock options, or “NSOs,” restricted stock awards, restricted stock units, or “RSUs,” cash incentive awards and other equity-based or equity-related awards.

Plan administration

The Plan will be administered by the compensation committee of our board of directors or such other committee as our board of directors may designate to administer the Plan.  Initially, our entire board will perform the functions of the compensation committee and will administer the Plan.  Subject to the terms of the Plan and applicable law, the compensation committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate Plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award in response to changes in tax law or unforeseen tax consequences of such awards and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 1,000,000, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the Plan is 150,000.  The maximum number of shares of our common stock with respect to which awards may be granted to any participant in the Plan in any fiscal year is 150,000.  If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan.

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

The compensation committee may provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents, respectively, payable in cash, shares of our common stock or other property.

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

Change of control

The Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control, unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

●	all options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

●	all outstanding restricted shares that are still subject to restrictions on forfeiture will become fully vested as of immediately prior to the change in control;

●	all cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

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

 C.      BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of five directors, all of whom are independent under the applicable rules of the NYSE.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Each of Mr. Erik Lind, Mr. Rolf Wikborg and Ms. Randee Day was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Robert N. Cowen was initially appointed in May 2010. The term of both of our Class I directors, Mr. Steimler and Mr. Cowen, expires in 2011; the term of our Class III director, Mr. Wikborg, expires in 2012; and the term of our Class II directors, Mr. Lind and Ms. Day, expires in 2013.  Mr. Wikborg was re-elected as our Class III director at our annual stockholders meeting on June 18, 2009 and Ms. Day and Mr. Lind were re-elected as our Class II directors at our annual stockholders meeting on June 17, 2010.

On May 14, 2010, in order to comply with Section 5.02 of our articles of incorporation that the board shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire board, Mr. Lind was reclassified as a Class II director. Mr. Lind was previously classified as a Class I director whose term would have expired in 2011.  Upon his re-election as a Class II director on June 17, 2010, Mr. Lind’s term expires in 2013.

BOARD COMMITTEES

Our board of directors, which is entirely composed of independent directors under the applicable rules of the NYSE, performs the functions of our audit committee, compensation committee and nominating and corporate governance committee.

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements.  Ms. Randee Day is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K and chairperson of the committee.  In addition to Ms. Day, the members of the audit committee are Mr. Cowen, Mr. Lind and Mr. Steimler.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.  The members of the compensation committee are Mr. Wikborg (chairperson), Mr. Lind and Mr. Steimler.

The purpose of our nominating committee is to (i) identify individuals qualified to become board of directors members and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments and (iii) review and make recommendations for executive management appointments.  The members of the nominating committee are Mr. Lind (chairperson), Mr. Steimler and Mr. Wikborg.

The purpose of our corporate governance committee is to (i) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (ii) coordinate an annual evaluation of the board of directors and its chairman.  The members of the corporate governance committee are Mr. Cowen (chairperson), Ms. Day and Mr. Wikborg.

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

 D.       EMPLOYEES

As of December 31, 2010, we had 5 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

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

	Number of Shares	Percentage of Outstanding Shares
Persons owning more than 5% of a class of our equity securities
MMI Investments, L.P. (1)	4,784,000	9.7**
Rivanna Capital, LLC (2)	3,247,541	6.6**

Directors
Erik A. Lind (3)	57,054	*
Randee Day (3)	59,054	*
Rolf A. Wikborg (3)	57,054	*
Einar Michael Steimler (4)	22,727	*
Robert Cowen (4)	61,727	*
Executive Officers
Svein Moxnes Harfjeld (5)	271,500	*
Trygve Preben Munthe (5)	290,000	*
Eirik Ubøe (6)	123,642	*

Directors and executive officers as a group (8 persons) (7)	942,758	1.5

*	Less than 1%
**	In February 2011, we issued a total of 15,425,300 shares of common stock. Neither MMI Investments, L.P. nor Rivanna Capital, LLC has filed an amendment to its 13D or 13G filing to report a material change in its ownership percentage for a period subsequent to such issuance. As a result, we have recorded their ownership percentages as unchanged from their most recent filings.
(1)	Based on a Form 13F filed by MCM Capital Management, LLC (on behalf of MMI Investments, L.P.) on February 14, 2011.
(2)	Based on a Schedule 13G filed by Rivanna Partners, L.P. with the Commission on February 7, 2011.
(3)	Includes 42,856 shares of restricted stock subject to vesting conditions.
(4)	Includes 22,727 shares of restricted stock subject to vesting conditions.
(5)	Includes 150,000 shares of restricted stock subject to vesting conditions.
(6)	Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015. Includes 71,793 shares of restricted stock subject to vesting conditions.
(7)	Includes 545,815 shares of restricted stock subject to vesting conditions.

Our major shareholders have the same voting rights as our other shareholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

 B.      RELATED PARTY TRANSACTIONS

For a description of related party transactions, see Note 12 to our consolidated financial statements for December 31, 2010, included as Item 18 of this report.

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

8.	DIVIDENDS

Historically, we paid quarterly dividends to the holders of our common stock in March, June, September and December of each year, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board of directors.  In January 2008, our board of directors approved a new dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $0.25 per share.  The dividends paid related to the four quarters of 2008 and amounted to $0.25, $0.25, $0.30 and $0.30 per share, respectively.  The dividend paid related to the first quarter of 2009 was $0.25 per share.  For the last three quarters related to 2009 we did not pay any dividend. For each of the four quarters related to 2010 we paid a dividend of $0.10 per share.

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

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”  The following table lists the high and low closing market prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2006	$16.44	$12.10
December 31, 2007	18.73	11.64
December 31, 2008	12.61	3.25
December 31, 2009	6.74	3.39
December 31, 2010	4.89	3.51

Quarter ended:
March 31, 2009	6.74	3.84
June 30, 2009	5.77	3.70
September 30, 2009	5.38	3.65
December 31, 2009	4.23	3.39
March 31, 2010	4.29	3.30
June 30, 2010	4.89	3.75
September 30, 2010	4.40	3.75
December 31, 2010	4.99	4.02

Month ended:
September 30, 2010	4.14	3.76
October 31, 2010	4.31	4.02
November 30, 2010	4.75	4.28
December 31, 2010	4.88	4.28
January 31, 2011	5.15	4.67
February 28, 2011	5.21	4.59

5.	TYPE AND CLASS OF SECURITIES
Not applicable.

6.	LIMITATIONS OF SECURITIES
Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
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

AUTHORIZED CAPITALIZATION

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2010, we had outstanding 48,921,961 shares of common stock and no shares of preferred stock.  All of our shares of stock are in registered form.

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

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties.  Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

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

TRANSFER AGENT

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

LISTING

Our common stock is listed on the NYSE under the symbol “DHT.”

 C.      MATERIAL CONTRACTS

Other than the Executive Officer Employment Agreements (described below), the Charters, the Ship Management Agreements (as amended), our Guarantees, our Secured Loan Facility Agreement (as amended) and the Nomination Agreement with MMI Group, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Mr. Ubøe that set forth their rights and obligations as our chief executive officer, president and chief financial officer, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time.  For additional information on these agreements see “Item 6.  Directors, Senior Management and Employees─Executive Compensation, Employment Agreements.”

 D.      EXCHANGE CONTROLS

None.

 E.       TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a “U.S. Holder,” as defined below, with respect to the acquisition, ownership and disposition of our common stock.  This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OF COMMON STOCK.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Code, Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Operating Income: In General

Our subsidiaries have elected (or are in the process of electing) to be treated as disregarded entities for U.S. federal income tax purposes.  As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. taxation of shipping income

For purposes of the following discussion, “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses.

Shipping income attributable to transportation exclusively between non-United States ports generally will not be subject to any U.S. federal income tax.

However, except as provided below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions.  U.S. source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from this tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, referred to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations.  Therefore, we will be eligible for Section 883 of the Code if either the 50% Ownership Test or the Publicly-Traded Test is met.  Because shares of our common stock are traded on the NYSE and our stock is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  We believe that our common stock, which is, and will continue to be, the sole class of our issued and outstanding stock, is , and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market.  Since our common stock is our only class of outstanding stock, this test will be satisfied if, (i) our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year).  We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests.  However, even if we do not satisfy both tests, these tests are deemed satisfied if our common stock is traded on an established market in the United States and is regularly quoted by dealers making a market in such stock.  We believe this is and will continue to be the case.

Notwithstanding the foregoing, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such stock is owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such stock, referred to as the “5 Percent Override Rule.”

In order to determine the persons who actually or constructively own 5% or more of our stock, or “5% Stockholders,” we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission as having a 5% or more beneficial interest in our common stock.  In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

We believe that we have satisfied and will continue to satisfy the Publicly-Traded Test and that the 5 Percent Override Rule has not been and will not be applicable to us.  However, no assurance can be given that this will be the case in the future.

In any year that the 5 Percent Override Rule is triggered with respect to us, we are eligible for the exemption from tax under Section 883 of the Code only if we can nevertheless satisfy the Publicly-Traded Test (which requires, among other things, showing that the exception to the 5 Percent Override Rule applies) or if we can satisfy the 50% Ownership Test.  In either case, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Section 883 exemption.  These requirements are onerous and there is no assurance that we would be able to satisfy them.

If the benefits of Section 883 of the Code are unavailable, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as being U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

In addition, to the extent the benefits of Section 883 of the Code are unavailable to us, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to the U.S. federal corporate income tax at rates of up to 35%.  In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

We expect that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business.  Such income would be “effectively connected” only if:

●	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income, and

●
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, nor will we permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above.  Such income is subject to either a 30% gross-basis tax or to a U.S. corporate income tax on net income at rates of up to 35% (and the branch profits tax described above).  Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

U.S. taxation of gain on sale of vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “U.S. Holders”

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that

●
is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

●	owns our common stock as a capital asset, and

●	owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common stock, we suggest that you consult your tax advisor.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.  Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 15% (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by us.  If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.  Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. Non-Corporate Holders would not be eligible for the 15% tax rate.  Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, exchange or other disposition of common stock

Provided that we are not a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation.  A U.S. Holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

Tax Reporting

Recently adopted legislation imposes, for taxable years beginning after March 18, 2010, new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets (which include stock in a foreign corporation).  U.S. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

PFIC status and significant tax consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes.  In particular, U.S. Non-Corporate Holders will not be eligible for the 15% tax rate on qualified dividends.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

●
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

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

We believe that it is more likely than not that the gross income we derive or are deemed to derive from our time chartering activities is properly treated as services income, rather than rental income.  Assuming this is correct, our income from our time chartering activities would not constitute “passive income,” and the assets we own and operate in connection with the production of that income would not constitute passive assets.  Consequently, we believe it is more likely than not that we are not currently a PFIC.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned in connection with the performance of services.  The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income.  In recent guidance, however, the IRS states that it disagrees with the holding of the Fifth Circuit case, and specifies that time charters should be treated as services income.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  As a result, the IRS or a court could disagree with our position that we are not currently a PFIC.  No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Under recently enacted legislation, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder’s common stock.  In addition, as discussed more fully below, if we were treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder made an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.”  As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders of a PFIC making a timely QEF election

If we were a PFIC and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder would report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain (which gain shall not exceed our earnings and profits for the taxable year), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  Any such ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income as discussed above.  The Electing Holder’s adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return.  If we were treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.  Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of U.S. Holders of a PFIC making a “mark-to-market” election

Alternatively, if we were treated as a PFIC for any taxable year and, as we believe, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder in income.

Taxation of U.S. Holders of a PFIC not making a timely QEF or “mark-to-market” election

Finally, if we were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock,

●
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income, and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock.  If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.  Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on common stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.  If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, exchange or other disposition of common stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions made within the United States to you will be subject to information reporting requirements if you are a non-corporate U.S. Holder.  Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption.  If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.  Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

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

As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as U.S. companies; however, we intend to furnish holders of our common stock with reports annually containing consolidated financial statements audited by independent accountants.  We also intend to file quarterly unaudited financial statements under cover of Form 6-K.

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

 ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

 ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

Not applicable.

 ITEM 15.          CONTROLS AND PROCEDURES

    A.            DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the fiscal year ended December 31, 2010 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

    B.            MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2010 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or  “COSO”.  Based on our assessment, management has determined that the Company’s internal controls over financial reporting were effective as of December 31, 2010 based on the criteria in Internal Control—Integrated Framework issued by COSO.

    C.        ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in their report which appears in Item 18 on page F-3.

    D.            CHANGES IN INTERNAL CONTROL OVER REPORTING

There were no significant changes in the Company’s internal control over financial reporting identified in connection with the evaluation performed above that occurred during the fiscal year ended December 31, 2010 that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.  As a result, no corrective actions were taken.

 ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The company’s board of directors has determined that Ms. Randee Day is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Ms. Day is “independent,” as determined in accordance with the rules of the NYSE.

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

 ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2009 and 2010.

Fees	2009	2010
Audit Fees(1)	$200,000	$186,900
Audit—Related Fees(2)	35,250	64,100
Tax Fees	-	-
All Other Fees	-	-
Total	$235,250	$251,000

(1)
Audit fees for 2009 and 2010 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2009 and 2010, respectively.

(2)
Audit-related fees for 2010 consisted of $39,300 in respect of quarterly limited reviews and $24,800 in respect of services rendered for the preparation of a registration statement on Form F-3. Audit-related fees for 2009 consisted of $29,500 in respect of services rendered for the preparation of a registration statement on Form F-3 for the issue of 9.4 million shares and $5,750 related to the filing of a registration statement on Form S-8.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2010.

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

 ITEM 18.          FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young AS, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.           EXHIBITS

1.1++	Articles of Incorporation of DHT Holdings, Inc.
1.2	Amended and Restated Bylaws of DHT Holdings, Inc.
2.1+++	Form of Common Stock Certificate.
2.2*	Registration Rights Agreement.
4.1.1*	Form of Credit Agreement.
4.1.2******	Amendment No. 1 to Credit Agreement.
4.2.1*	Time Charter ─ Overseas Ann.
4.2.2*	Time Charter ─ Overseas Chris.
4.2.3*	Time Charter ─ Overseas Regal.
4.2.4*	Time Charter ─ Overseas Cathy.
4.2.5*	Time Charter ─ Overseas Sophie.
4.2.6*	Time Charter ─ Overseas Rebecca.
4.2.7*	Time Charter ─ Overseas Ania.
4.2.8*******	Amendment to Time Charter ─ Overseas Ania.
4.2.9*******	Amendment to Time Charter ─ Overseas Ann.
4.2.10*******	Amendment to Time Charter ─ Overseas Cathy.
4.2.11*******	Amendment to Time Charter ─ Overseas Chris.
4.2.12*******	Amendment to Time Charter ─ Overseas Rebecca.
4.2.13*******	Amendment to Time Charter ─ Overseas Regal.
4.2.14*******	Amendment to Time Charter ─ Overseas Sophie.
4.3.1**	Memorandum of Agreement ─ Overseas Newcastle.
4.3.2**	Memorandum of Agreement ─ Overseas London.
4.4.1*	Ship Management Agreement ─ Overseas Ann.
4.4.2*	Ship Management Agreement ─ Overseas Chris.

4.4.3*	Ship Management Agreement ─ Overseas Regal.
4.4.4*	Ship Management Agreement ─ Overseas Cathy.
4.4.5*	Ship Management Agreement ─ Overseas Sophie.
4.4.6*	Ship Management Agreement ─ Overseas Rebecca.
4.4.7*	Ship Management Agreement ─ Overseas Ania.
4.5.1***	Amendment to Ship Management Agreement ─ Overseas Ann.
4.5.2***	Amendment to Ship Management Agreement ─ Overseas Chris.
4.5.3***	Amendment to Ship Management Agreement ─ Overseas Regal.
4.5.4***	Amendment to Ship Management Agreement ─ Overseas Cathy.
4.5.5***	Amendment to Ship Management Agreement ─ Overseas Sophie.
4.5.6***	Amendment to Ship Management Agreement ─ Overseas Rebecca.
4.5.7***	Amendment to Ship Management Agreement ─ Overseas Ania.
4.5.8*******	Ship Management Agreement.
4.6*	Charter Framework Agreement.
4.7*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement.
4.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.
4.9*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters.
4.10*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.
4.11	Employment Agreement of Svein Moxnes Harfjeld.
4.12	Employment Agreement of Trygve Preben Munthe.
4.13****	Employment Agreement of Eirik Ubøe.
4.13.1****	Indemnification Agreement of Eirik Ubøe by Double Hull Tankers, Inc.
4.14*	2005 Incentive Compensation Plan.
4.15********	Amendment to the 2005 Incentive Compensation Plan.
4.16++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.
4.17++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Charters.

4.18++	Indemnification Agreement of Eirik Ubøe by DHT Holdings, Inc.
4.19+++	Employment Agreement of Randee Day.
4.20+	Nomination Agreement with MMI Group.
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
15.1	Consent of Ernst & Young AS.

+	Incorporated herein by reference from the company’s Form 6-K filed on May 14, 2010.
++	Incorporated herein by reference from the company’s Form 6-K filed on March 1, 2010.
+++	Incorporated herein by reference from the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-32640).
*	Incorporated herein by reference from the company’s Registration Statement on Form F-1 (File No. 333 -128460).
**	Incorporated herein by reference from the company’s Registration Statement on Form F-3 (File No. 333-147001).
***	Incorporated herein by reference from the company’s Form 6-K filed on May 17, 2007.
****	Incorporated herein by reference from the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).
*****	Incorporated herein by reference from the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-32640).
******	Incorporated herein by reference from the company’s Form 6-K filed on September 2, 2009.
*******	Incorporated herein by reference from the company’s Form 6-K filed on February 12, 2009.
********	Incorporated herein by reference from the company’s Form S-8 filed on October 9, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 31, 2011	By: /s/ SVEIN MOXNES HARFJELD Name: Svein Moxnes Harfjeld Title: Chief Executive Officer (Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DHT Holdings, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young AS

Ernst & Young AS
Oslo, Norway
January 31, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DHT Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, DHT Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated January 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young AS

Ernst & Young AS
Oslo, Norway
January 31, 2011

DHT Holdings, Inc.
Consolidated Statement of Financial Position as of December 31

(Dollars in thousands)	Note	2010	2009

ASSETS
Current assets
Cash and cash equivalents	8,9	58,569	72,664
Accrued charter hire		464	-
Prepaid expenses		2,713	3,287
Total current assets		61,746	75,951

Vessels	6	412,744	441,036
Other assets		21	-
Other long term receivables		844	984
Deposit for vessel acquisition	6,16	5,500	-
Total assets		480,855	517,971

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	7	4,449	6,250
Derivative financial instruments	8	3,065	11,779
Deferred shipping revenues	4	8,088	7,898
Total current liabilities		15,602	25,927

Non-current liabilities
Long term debt	8,9	265,231	293,041
Derivative financial instruments	8	3,224	6,646
Other long term liabilities		457	433
Total non-current liabilities		268,912	300,120

Stockholders’ equity
Common stock	10	487	487
Paid-in additional capital		240,537	239,624
Retained earnings/(deficit)		(42,188)	(33,824)
Other components of equity		(2,495)	(14,363)

Total stockholders’ equity		196,341	191,924
Total liabilities and stockholders’ equity		480,855	517,971

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands, except share and per share amounts)	Note	2010	2009	2008
Shipping revenues	3,4	$89,681	$102,576	$114,603

Operating expenses
Vessel expenses		30,221	30,034	21,409
Depreciation and amortization	6	28,392	26,762	25,948
General and administrative	11,12	7,869	4,588	4,766
Total operating expenses		66,482	61,384	52,123

Income from vessel operations		23,199	41,192	62,480

Interest income		131	298	1,572
Interest expense	8	(13,478)	(18,130)	(21,904)
Fair value gain/(loss) on derivative financial instruments	8	268	(4,062)	-
Other financial expense	8	(3,710)	(2,452)	-
Profit before tax		6,410	16,846	42,148
Income tax expense	14	33	-	-
Net income / Profit for the year		$6,377	$16,846	$42,148
Attributable to the owners of parent		$6,377	$16,846	$42,148

Basic net income per share		$0.13	$0.36	$1.17
Diluted net income per share		$0.13	$0.36	$1.17

Weighted average number of shares (basic)	5	48,776,270	46,321,404	36,055,422
Weighted average number of shares (diluted)	5	48,779,606	46,321,404	36,055,422

DHT Holdings, Inc.
Statement of Comprehensive Income

Profit for the year		$6,377	$16,846	$42,148
Other comprehensive income:
Reclassification adjustment from previous cash flow hedges	8	11,868	12,055	(16,200)

Total comprehensive income for the period		18,245	28,901	25,948

Attributable to owners of the parent		$18,245	$28,901	$25,948

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

(Dollars in thousands)		Common Stock		Paid-in Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	equity
Balance at January 1, 2008		30,030,811	$300	$108,760	$(26,967)	$(10,218)	$71,875
Total comprehensive income					42,148	(16,200)	25,948
Cash dividends declared and paid					(41,902)		(41,902)
Issue of Common stock		9,200,000	92	91,334			91,426
Compensation related to options and stock	11	7,996		476			476
Balance at December 31, 2008		39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823

(Dollars in thousands)		Common Stock		Paid-in Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	equity
Balance at January 1, 2009		39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income					16,846	12,055	28,901
Cash dividends declared and paid					(23,949)		(23,949)
Issue of Common stock		9,408,481	95	38,305			38,400
Compensation related to options and stock	11	28,609		749			749
Issue of restricted stock awards							-
Balance at December 31, 2009		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924

(Dollars in thousands)		Common Stock		Paid-in Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	equity
Balance at January 1, 2010		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income					6,377	11,868	18,245
Cash dividends declared and paid					(14,741)		(14,741)
Issue of Common stock							-
Compensation related to options and stock	11	86,358		913			913
Issue of restricted stock awards		159,706					-
Balance at December 31, 2010		48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341

Transaction costs on stock issues:
The amount recognized as additional paid-in capital in 2009 is after the deduction of share issue cost of $207 and issuance cost of $344 in 2008.

Cash flow hedging reserves

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on fair value of hedging instruments entered into for cash flow hedges.  The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss.

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2010	2009	2008

Cash Flows from Operating Activities:
Net income		$6,377	$16,846	$42,148
Items included in net income not affecting cash flows:
Depreciation and amortization	6	28,391	26,762	25,948
Amortization related to interest and swap expense	8	(78)	4,251	189
Deferred compensation related to options and restricted stock	11	913	749	476
Changes in operating assets and liabilities:
Receivables	8	-	8,791	(7,244)
Prepaid expenses		250	(3,121)	525
Accounts payable, accrued expenses and deferred revenue	7	(1,587)	326	2,840
Net cash provided by operating activities		34,266	54,604	64,882

Cash flows from Investing Activities:
Decrease/(Increase) in vessel acquisition deposit	6,16	(5,500)	-	-
Investment in vessels	6	(99)	(5,411)	(81,185)
Investment in fixtures and fittings	6	(21)	-	-
Net cash used in investing activities		(5,620)	(5,411)	(81,185)

Cash flows from Financing Activities
Issuance of common stock	10	-	38,400	91,426
Issuance of long-term debt, net of acquisition costs				90,300
Cash dividends paid	10	(14,741)	(23,949)	(41,902)
Deferred offering costs				134
Repayment of long-term debt	8,9	(28,000)	(50,000)	(75,000)
Net cash provided by/ (used in) financing activities		(42,741)	(35,549)	64,958

Net increase/(decrease) in cash and cash equivalents		(14,095)	13,644	48,655
Cash and cash equivalents at beginning of period		72,664	59,020	10,365
Cash and cash equivalents at end of period	8,9	$58,569	$72,664	$59,020

Specification of items included in operating activities:
Interest paid		15,348	18,303	20,750
Interest received		137	303	1,565

Notes to the consolidated financial statements for year ended December 31, 2010

Note 1 - General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a limited liability company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St Helier, Jersey, Channel Islands.

DHT Maritime, Inc. (formerly Double Hull Tankers, Inc) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, DHT Maritime, Inc. completed its initial public offering. During the first half of 2007, OSG sold all of its common stock of the Company.  As further described in note 15, as part of the corporate reorganization, a newly incorporated holding company, DHT Holdings, Inc., became the publicly held parent of DHT Maritime on March 1, 2010.  Since DHT Holdings, Inc. did not meet the definition of a business, it was accounted for as a continuation of the existing DHT Maritime group using the pooling of interest method.

The Company has directly and indirectly 100% ownership in 11 Marshall Islands subsidiaries, of which 10 are vessel owning companies (the “Vessel Subsidiaries”), and one Norwegian subsidiary. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2010 our fleet consisted of three very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt. Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure.

Note 2 - Significant accounting principles

Basis of preparation

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The principal accounting policies are set out below.

Statement of compliance

The DHT Holdings, Inc. consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis of consolidation

The consolidated financial statements comprise the financial statement of DHT Holdings, Inc and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed during the year are included in the consolidated financial statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated upon consolidation.

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

The purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. These provisional estimates are finalised within 12 months of the acquisition date with adjustments being recorded against goodwill.

Goodwill is initially measured at cost, being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

If the fair value attributable to the Company’s share of the identifiable net assets exceeds the fair value of the consideration, the Company reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed. Any additional assets or liabilities that are identified in that review are recognized. If excess over fair value of the consideration remains after reassessment, the Company recognizes the resulting gain in the Statement of Comprehensive Income on the acquisition date.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Transaction costs related to business combinations are expensed. Transaction costs include costs related to the transaction, such as corporate advisors’ fees, legal fees, due diligence fees, stamp duties, and accounting services.

Acquisitions made by the Company which do not qualify as a business combination under IFRS 3 “Business Combinations”, are accounted for as asset acquisitions.

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

Docking and survey expenditure

Ordinary repairs and maintenance costs are charged to the income statement in the period which they are incurred. The cost of periodic scheduled maintenance of vessels (special and intermediate surveys) is capitalized and depreciated over the estimated useful life until next docking or survey.

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. Normally this will cause each vessel to be tested separately, however impairment test can be performed on a fleet wide basis for example when the vessels are dependent on profit sharing on a fleet wide basis. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Such impairment is recognized in the income statement. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company assesses at each reporting date if there is any indication that an impairment recognized in a prior period may no longer exist or may have decreased.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined, had no impairment loss been recognized in prior years.  Such reversals are recognized in the income statement.

Leases

The determination of whether an arrangement is, or contain a lease, is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset. Time charters and bareboat charter arrangements are assessed to involve lease arrangements.  Leases in which a significant portion of the risks and rewards of the ownership are retained by the lessor are classified as operating lease. The charter arrangements whereby the Company’s vessels are leased are treated as operating leases. Payments made under operating leases are further described in the paragraph discussing revenue.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized on a straight line basis over the rental periods of such charters. Revenue is recognized from delivery of the vessel to the charterer, until the end of the lease term.

For vessels operating in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formula used to allocate net pool revenues to participants is on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.

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

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

b)   Derivatives

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate. The swaps have been designated and have qualified as cash flow hedges until December 31, 2008. The Company applied hedge accounting until December 31, 2008. From January 1, 2009 the Company has discontinued hedge accounting prospectively.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss immediately.

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

Fair Value Measurement

The fair value of financial instruments that are actively traded in organized markets is determined by reference to quoted marked bid prices. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flows analysis or other valuation models.  With regards to interest rate swaps, fair value measurement is based on current market interest rates and term to maturity.

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

Derecognition of financial assets and financial liabilities

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire; or it transfers the financial asset and substantially all risks and reward of ownership of the asset to another entity.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

Foreign currency

The functional currency of the Company, DHT Maritime and each of the Vessel Subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

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

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also related if they are subject to common control or common significant influence.  Key management personnel of the Company are also related parties. All transactions between the related parties are recorded at estimated market value.

Taxes

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated.

The Norwegian management company is subject to taxation in Norway. Income tax expense represents the sum of the taxes currently payable and deferred tax. Taxes payable are provided based on taxable profits at the current tax rate. Deferred taxes are recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

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

Pension

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Actuarial gains and losses that exceed 10 per cent of the greater of the present value of the company’s defined benefit obligation and the fair value of plan assets as at the end of the prior year are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Segment information

The Company has only one operating segment, and consequently does not provide segment information, except for the entity wide disclosures required.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Areas where significant estimates have been applied are:

●
Depreciation:  As described above, the Company reviews estimated useful lifes and residual values each year. Estimates may change due to technological development, competition and environmental and legal requirements. In addition residual value may vary due to changes in market prices on scrap.

●
Drydock period:  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2 1/2 years.

●
Impairment testing of Vessels:  Impairment occurs when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. The recoverable amount is highly sensitive to the assumptions made for the discount rate used to discount future cash flows as well as the underlying assumptions for estimated future net cash flows.

●	Stock based compensation: Expenditures related to stock based compensation is sensitive to assumptions used in calculation of fair value.

Use of judgement

In the process of applying the Company’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the financial statements;

Impairment

The company has determined that the fleet of vessels operating on time charters with OSG as one Cash Generating Unit (CGU) as all seven vessels are on charter to the same customer, all seven charters were negotiated together and all seven vessels have profit sharing on a fleet wide basis.

Changes in accounting policy and disclosure

(a) New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2010 but not currently relevant to the group (although they may affect the accounting for future transactions and events)

●           IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The adoption of the standard did not have any effect on the financial statements.

●           IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. IAS 27 (revised) has had no impact on the current period.

●           IFRIC 17, ‘Distribution of non-cash assets to owners’ (effective on or after 1 July 2009).

●           IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after 1 July 2009.

●           IFRIC 9, ‘Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement’, effective 1 July 2009.

●           IFRIC 16, ‘Hedges of a net investment in a foreign operation’ effective 1 July 2009.

●           IAS 1 (amendment), ‘Presentation of financial statements’.

●           IAS 36 (amendment), ‘Impairment of assets’, effective 1 January 2010.

●           IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions’, effective from 1 January 2010.

●           IFRS 5 (amendment), ‘Non-current assets held for sale and discontinued operations’.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2010 and not early adopted

●           IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Company has not yet assessed the impact of IFRS 9’s.

●           Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. It is not expected to have any impact on the group’s financial statements.

●           Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. It is not expected to have any impact on the group’s financial statements.

●           IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective 1 July 2010.  It is not expected to have any impact on the group’s financial statements.

●           Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’. It is not expected to have any impact on the group’s financial statements.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only and the vessels that are chartered to OSG are chartered to companies incorporated in the Marshall Islands.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2010, all of the Company’s Vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group, Inc (“OSG”) pursuant to either time charters or bareboat charters. The charters’ payments to the Company under these charters are the only source of revenue. Seven vessels are time chartered to OSG with the terms expiring from the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

Note 4 - Charter arrangements

The following summarises the material terms of the Company’s charters.
Each of the Initial Vessels is subject to time charter agreements with OSG. Each time charter may be renewed by the charterer on one or more successive occasions. The Suezmax vessels, Overseas Newcastle and Overseas London are bareboat chartered to OSG. Detail is provided below:

Time charters:

Charter periods:

Vessel	Expiry after Extension *	Maximum Remaining Extension term
Overseas Ann	April 16, 2013	7 years
Overseas Chris	October 16, 2012	7 years
Overseas Regal	April 16, 2012	5 years
Overseas Cathy	January 16, 2013	7 years
Overseas Sophie	July 16, 2012	7 years
Overseas Rebecca	April 16, 2012	3.5 years
Overseas Ania	April 16, 2012	3.5 years

*On November 26, 2008, DHT entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For the Overseas Rebecca and the Overseas Ania, the charters were extended for 18 months after the initial charter periods expired in October 2010 at the basic charter rate.  With regards to the remaining five vessels, the charters were extended for 12 months after the initial charter periods expire between April 2011 and April 2012, with the charter hire rate for the declared extension periods being either the basic charter rate stipulated in the applicable charter  (see table below) or, if the one-year time charter rate is lower, a rate which is no more than $5,000 per day below the basic charter rate stipulated in the charters.

Basic hire rates (not expressed in thousands):

Charter year ending	Overseas Ann, Overseas Chris, Overseas Regal	Overseas Cathy, Overseas Sophie	Overseas Rebecca, Overseas Ania

Oct. 17, 2009	$37,600/day	$24,900/day	$18,900/day
Oct. 17, 2010	$37,800/day	$25,100/day	$19,100/day
Oct. 17, 2011	$38,100/day	$25,400/day	$19,400/day
Oct. 17, 2012	$38,500/day	$25,700/day	$19,700/day
Oct. 17, 2013	$38,800/day	$26,000/day	-

The charterers are not obligated to pay the Company charters hire for off hire days that include days vessel is unable to be in service due to, among other things, repairs or drydockings.

Bareboat charters:

Vessel	Expiry	Charter rate
Overseas Newcastle (1)	Dec 4, 2014	$26,300/day until Dec 4, 2010, $25,300 thereafter

Overseas London (2)	Jan 28, 2018	$26,600/day

(1) OSG has the right to acquire the vessel at the end of charter term.
(2) OSG has the right to acquire the vessel at the end of the eight, ninth and tenth year of the charter term.  If the market value of the vessel is higher than the purchase price on the date of acquisition, OSG and DHT to share excess of market value above purchase price 60% to OSG and 40% to DHT.

Additional hire:

In addition to the basic hire, the charter arrangements provide certain profit sharing arrangements for additional hire for all vessels except the Overseas London. The amount of additional hire, if any, depends upon several factors such as whether or not the vessel operates in a pool. The amount of additional hire in 2010 was zero (2009: $12,079) (2008: $24,822).

Future charter payments:

The future revenues expected to be received from the time charters and bareboat charters for the Company’s nine Vessels and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

(Dollars in thousands)
Year	Amount	Revenue days
2011	$88,168	3,177
2012	57,781	2,133
2013	22,988	851
2014	18,268	703
2015	9,720	365
Thereafter	20,212	759
Net charter payments:	$217,137	7,988

Future charter payments do not include any additional hire from the profit sharing component of the charter agreements. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred shipping revenues:

Relates mainly to next month charter hire payment paid in advance, amounting to $7,932 and $7,898 in 2010 and 2009, respectively.

Concentration of risk:

All of the Company’s vessels are chartered to OSG, and consequently OSG is the only source of trade receivables. Due to this fact the concentration of risk related to trade receivables is substantial, however, the Company believes that the risk can be adequately monitored as OSG is a publicly traded company with credit ratings from Standard & Poor’s and Moody’s.

Note 5 - Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

(Dollars in thousands)	2010	2009	2008
Net Income for the period used for the EPS calculations	$6,377	$16,846	$42,148

Basic earnings per share:
Weighted average shares outstanding, basic	48,776,270	46,321,404	36,055,422

Diluted earnings per share:
Weighted average shares outstanding, basic	48,776,270	46,321,404	36,055,422
Dilutive equity award*	3,336	-	-
Weighted average shares outstanding, dilutive	48,779,606	46,321,404	36,055,422

*The dilutive effect of 3,336 shares in 2010 is based on a total of 524,643 restricted shares as of December 31, 2010.  In addition, a total of 168,522 restricted shares and options are not included because they have an anti-dilutive effect.

Note 6 - Vessels and subsidiaries

The Vessels are owned by nine 100% owned Marshall Islands subsidiaries of DHT Maritime, Inc. which is 100% owned by the Company (the “Vessel Subsidiaries”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. In addition the Company has one Norwegian subsidiary which performs management services for the Company. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309,966	Marshall Islands	1997
Newcastle Tanker Corporation	Overseas Newcastle	164,626	Marshall Islands	2001
London Tanker Corporation	Overseas London	152,923	Marshall Islands	2000
Cathy Tanker Corporation	Overseas Cathy	111,928	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94,873	Marshall Islands	1994

On December 8, 2010, DHT entered into an agreement to acquire a 1999 built VLCC for $55,000 to be named DHT Phoenix.  The vessel is expected to be delivered in the first quarter of 2011 and DHT has paid a deposit in an amount of $5,500.  The vessel will be owned by a 100% owned Marshall Islands subsidiary of DHT Holdings, Inc., DHT Phoenix, Inc., a company incorporated on December 8, 2010.  See also note 16.

Cost of Vessels		Depreciation and impairment
At January 1, 2008	$435,667	At January 1, 2008	$37,662
Additions	90,330	Depreciation expense	25,948
Disposals	-	Impairment	-
At December 31, 2008	525,997	At December 31, 2008	63,610
Additions	5,411	Depreciation expense	26,762
Disposals	-	Impairment	-
At December 31, 2009	531,408	At December 31, 2009	90,372
Additions	99	Depreciation expense	28,392
Disposals	-	Impairment	-
At December 31, 2010	531,507	At December 31, 2010	118,764

Carrying amount
At December 31, 2008	$462,387
At December 31, 2009	441,036
At December 31, 2010	412,744

Depreciation period:

The Initial Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Initial Vessels’ remaining useful life at the date of acquisition from OSG. The Overseas Newcastle and the Overseas London are being depreciated over a period of 18 years. Total estimated life for the Vessels is 25 years.
Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $177 per ton (not expressed in thousands).

Impairment:

During the year, the Company carried out a review of the recoverable amount of its vessels. The review did not lead to recognition of any impairment. The pre-tax nominal discount rate used when calculating value in use was 8.43% per annum. The company has determined that the fleet of vessels operating on time charters with OSG are one Cash Generating Unit (CGU) since cash flows generated are dependent upon the profit sharing on a fleet wide basis.

Drydock expenditures:

Drydock expenditures incurred after January 16, 2009 when each of the Vessel Subsidiaries entered into the new technical management agreements have been recognized as an asset when the recognition criteria were met.

Pledged assets:

The Vessels have been pledged as collateral under the secured credit agreement with The Royal Bank of Scotland.

Technical Management Agreements:

On October 18, 2005, each of the Vessel Subsidiaries entered into technical management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its Initial Vessels in exchange for a fixed fee for each vessel. As part of the ship management agreements, OSG was responsible for technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings, stores and supplies and lubricating oils. Effective as of January 16, 2009, Tanker Management exercised its right to cancel the technical management agreements. Effective as of the same date, each of the Vessel Subsidiaries entered into new technical management agreements with Tanker Management according to which each of the Vessel Subsidiaries will pay fees based upon the actual costs incurred related to the technical management of the Initial Vessels.

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2010	2009
Accrued interest	$1,207	$3,382
Insurance	-	120
Accounts payable	123	280
Other	3,119	2,468
Total	$4,449	$6,250

Note 8 - Financial instruments

(Dollars in thousands)

Classes of financial instruments

	Carrying amount
Financial assets	2010	2009
Trade and other receivables	$-	$-
Cash and short term deposits*	58,569	72,664
Total	$58,569	$72,664

*Includes $68 and $41 in restricted cash in 2010 and 2009, respectively, related to employee tax withholding.  Cash and short term deposits for 2010 does not include deposit of $5,500 related to acquisition of DHT Phoenix.  See note 16.

Financial liabilities

Derivative financial instruments, current	$3,065	$11,779

Derivative financial instruments, non-current	3,224	6,646
Long term debt	265,230	293,041
Total Non-Current financial liabilities	$268,454	$299,687

Fair value of financial instruments:

It is assumed that fair value of financial instruments is equal to the carrying amount for all financial assets and liabilities. The long term debt is floating rate debt and the credit risk is considered immaterial, consequently it is assumed no material deviation from fair value.

Measurement of fair value:

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.

Derivatives - interest rate swaps

		Notional amount		Fair value
	Expires	2010	2009	2010	2009
Swap pays 5.6%, receive floating	Oct. 18, 2010	$-	$194,000	$-	$(8,540)
Swap pays 5.95%, receive floating	Jan. 18, 2013	65,000	100,000	(6,289)	(9,885)
Carrying amount				$(6,289)	$(18,425)

The Company discontinued hedge accounting prospectively from January 1, 2009. The cumulative loss on interest rate swaps recorded as hedge accounting that has been recognized in other comprehensive income, remains separately in equity until the forecasted transactions occur or is no longer expected to occur. In line with quarterly payments of interest, a part of the remaining equity element is reclassified through profit and loss. In 2010 an expense of $ 11,868 (2009; $12,055) was reclassified from other comprehensive income through profit and loss, of which $3,710 (2009; $2,452) related to the early termination of interest swaps. The income tax effect was zero for all periods. Remaining cumulative loss as of December 31, 2010 of $2,495 (2009: $14,363) will be reclassified from other comprehensive income to profit and loss in line with future quarterly interest payments until the swap has expired or is terminated.

Long term debt

		Carrying amount
Interest	Remaining notional	2010	2009
Tranche 1 LIBOR + 0.70%	$186,000	$185,462	$193,367
Tranche 2 LIBOR + 0.85%	80,000	79,768	99,674
Total carrying amount	$266,000	$265,230	$293,041

Both tranches are under the same secured credit facility between DHT Maritime, Inc. and RBS. Interest is payable quarterly in arrears.

The credit facility is principally secured by the first priority mortgages on the Vessels, assignments of earnings, insurances and DHT Maritime, Inc’s rights under the charters for the Vessels as well as the ship management agreements, and a pledge of DHT Maritime, Inc’s bank account balances with RBS.

The credit facility provides that DHT Maritime, Inc. may not pay dividends 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2) there is a continuing default under the credit facility or 3) the payment of the dividend would result in a default or breach of a loan covenant.

The credit facility agreement also contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure the obligations under the credit facility be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps.

Hedge accounting

Hedge accounting for the year ending December 31, 2010:

The Company discontinued hedge accounting prospectively from January 1, 2009. Since the forecasted transactions that have been hedged are still expected to occur (i.e. interest payments), the cumulative loss on the hedging instrument as of December 31, 2008 remained in other comprehensive income and are reversed and recognized as interest expense as the associated interest payments occur. As of December 31, 2010, the remaining amount of the cumulative loss is $2,495 (2009: $14,363).  In 2008 the Company applied hedge accounting, and a loss of $16,200 was recorded in other comprehensive income.

Note 9 - Financial risk management, objectives and policies

Financial risk management

The Company’s principal financial liabilities consist of long-term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk are debt, deposits and derivative financial instruments.

a) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has entered into interest rate swaps which currently covers part of the long-term debt, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt. For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

●          2010:    If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

o	profit for the year ended 31 December 2010 would decrease/increase by $608.
o	other equity reserves would not be effected.

●          2009:    If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

o	profit for the year ended 31 December 2009 would decrease/increase by $857.
o	other equity reserves would not be effected.

●          2008:    Under the condition of hedge accounting, if interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company's:

o	profit for the year ended 31 December 2008 would have been unchanged provided that the hedge is 100% effective.
o	other equity reserves would decrease/increase by $4,181.

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has only immaterial currency risk since all income and all vessel operating expenses are in US Dollars. Consequently no sensitivity analysis is prepared.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Credit risks related to receivables: All of the Company’s Vessels are chartered to wholly-owned subsidiaries of OSG, and is the only source of trade receivables. OSG guarantees the subsidiaries’payments under the charter agreements. The concentration of credit risk is substantial, however due to this fact the Company is able to monitor this risk well. OSG’s credit rating from Standard & Poors’ and Moody’s is B and Ba3, respectively.

Credit risk related to cash and cash equivalents: The Company seeks to diversify credit risks on cash by holding cash in two financial institutions, RBS and Nordea.  The Company’s counterparty for its interest rate swap is RBS.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2010	2009
Cash and cash equivalents	$58,569	$72,664
Voyage receivables	-	-
Maximum credit exposure	$58,569	$72,664

Liquidity risk

The Company monitors its risk to a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire and vessel operating expenses.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2010 (and spot rate at December 31, 2009 for comparatives) is used as a basis for preparation.

Year ended December 31, 2010
(Dollars in thousands)	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans*	$703	$2,085	$113,164	$164,916	$280,868
Interest rate swaps	925	2,745	4,606	-	8,276
	$1,628	$4,831	$117,770	$164,916	$289,144

Year ended December 31, 2009
(Dollars in thousands)
	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Interest bearing loans*	$739	$2,218	$143,626	$164,790	$311,373
Interest rate swaps	4,619	13,705	12,851	-	31,175
	$5,358	$15,923	$156,477	$164,790	$342,548

* LIBOR + basis points disclosed in note 8.

Capital management

A key objective in relation to capital management is to ensure that the Company maintains a strong capital structure in order to support its business. The Company evaluates its capital structure in light of current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt. The Company is of the view that it met its capital management objectives during 2010.

The Company is within its financial covenants stipulated in the credit agreement between DHT Maritime, Inc. and RBS. The credit agreement contains a financial covenant requiring that all times charter-free market value of the vessels that secure the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that DHT Maritime, Inc. enters. As part of its capital management, the Company evaluates the charter-free market value of its vessels relative to its obligations under the credit agreement. Also, the credit facility provides that DHT Maritime, Inc. may not pay dividends to its parent DHT Holdings, Inc. 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2) there is a continuing default under the credit facility or 3) the payment of the dividend would result in a default or breach of a loan covenant.  DHT Holdings, Inc.’s ability to pay dividends is not restricted by the financial covenants stipulated in the credit agreement between DHT Maritime, Inc. and RBS.

Note 10 - Stockholders’ equity and dividend payment

Stockholders’ equity:

	Common stock	Preference stock
Issued at December 31, 2009	48,675,897	0
Shares issued in 2010	246,064	0
Issued at December 31, 2010	48,921,961	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue at December 31, 2010	100,000,000	1,000,000

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preference stock:

Terms and rights of Preference shares will be established by the board if or when such shares are issued.

Dividend payment:

Dividend payment 2010:

Payment date:	Total payment	Per share
June 8, 2010	$4.9 million	$0.10
September 17, 2010	4.9 million	0.10
November 22, 2010	4.9 million	0.10
Total payment in 2010:	$14.7 million	$0.30

Dividend payment 2009:

Payment date:	Total payment	Per share
March 5, 2009	$11.8 million	$0.30
June 16, 2009	12.2 million	0.25
Total payment in 2009:	$24.0 million	$0.55

Dividend payment 2008:

Payment date:	Total payment	Per share
March 11, 2008	$10.5 million	$0.35
June 11, 2008	9.8 million	0.25
September 24, 2008	9.8 million	0.25
December 11, 2008	11.8 million	0.30
Total payment in 2008:	$41.9 million	$1.15

Note 11 - General & Administrative Expenses

General and Administrative Expenses:
	2010	2009	2008
Compensation of Executives and Directors	3,848	2,764	2,957
Office and Administrative Expenses	1,417	926	1,312
Audit, Legal and Consultancy	2,603	897	496
Total General and Administrative Expenses	7,869	4,588	4,766

Stock Compensation:

The Company has an Incentive Compensation Plan (“Plan”) for the benefit of Directors and senior management. Different awards may be granted under this Plan, including stock options, restricted shares / restricted stock units and cash incentive awards.

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

Vesting conditions:

Awards issued vest subject to continued employment/office. For some of the awards there is an additional vesting condition requiring certain market conditions to be met. The market condition requires a minimum total shareholders return over the vesting period and is set at the grant date.

The Plan may allow for different criteria for new grants.

Stock compensation series:
	Number of shares/options	Vesting Period	Fair value at grant date
(1) Granted Oct 2005, restricted shares	6,250	4 years	12.00
(2) Granted Oct 2005, stock options *	69,446	3 years	12.00
(3) Granted May 2006, restricted shares	3,000	5 months	12.79
(4) Granted Nov 2006, restricted shares	35,239	1-2,5 years	13.79
(5) Granted May 2007, restricted shares	40,255	1-3 years	15.99
(6) Granted May 2008, restricted shares	66,684	1-3 years	10.60
(7) Granted May 2009, restricted shares	220,744	1-3 years	4.26
(8) Granted May 2010, restricted shares	127,319	1-3 years	4.36
(9) Granted Sept. 2010, restricted shares	300,000	1-3 years	3.95

* The stock options in item (2) above expires 10 years from grant date. Exercise price is $12.00. All stock options in item 2 above could be exercised at December 31, 2009 and 2010.  No other restricted stock had vested as of December 31, 2010.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options
Outstanding at Jan 1, 2008	66,885	23,148
Granted	66,684	-
Exercised/ Vested	(8,644)	-
Forfeited	-	-
Outstanding at Dec 31, 2008	124,925	23,148

Granted	220,742	-
Exercised/ Vested	14,490	-
Forfeited	17,330	-
Outstanding at Dec 31, 2009	313,847	23,148

Granted	427,319	-
Exercised/ Vested	165,656	-
Forfeited	50,867	-
Outstanding at Dec 31, 2010	524,643	23,148

	2010	2009	2008
Expense recognized from stock compensation	913	749	476

The fair value on the vesting date for shares that vested in 2010 was $4.36.  No payment was made for the vested shares by the employees and directors and is settled with shares of common stock. The weighted average contractual life for the outstanding stock compensation series was 2.36 years as of December 31, 2010.

Valuation of Stock Compensation:

The fair value of restricted common stock that vest based on continued employment/office only are considered to be equal to the fair market value of common stock at the grant date. For restricted stock granted in May 2010 and May 2009 that vest due to both continued employment and market conditions, the calculated fair value at grant date was valued at 62% of the fair value of the common stock using a Monte Carlo simulation. For restricted stock granted in September 2010 that vest due to both continued employment and market conditions, the calculated fair value at grant date was 31.5% for 150,000 shares and 40% for 150,000 shares of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 37.5%, based on historical volatility.

Compensation of Executives and Directors:

Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2010	2009	2008
Cash Compensation	$2,853	$2,015	$2,481
Pension cost	82	-	-
Share compensation	913	749	476
Total remuneration	$3,848	$2,764	$2,957

Shares held by Executives and Directors:
	2010	2009	2008
Executives and Directors as a group*	1,207,086	396,364	172,173

*Includes 524,643 (2009: 312,289, 2008: 124,925) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months base salary and any unvested equity awards may become fully vested.

There are no post-employment benefits.

Note 12 - Related parties

Transactions between the Company and its subsidiaries, which are related parties to the Company, have been eliminated on consolidation and are not disclosed in this note.

On March 11, 2010, the Company announced that Ole Jacob Diesen, the CEO, would step down as CEO on March 31, 2010.  Mr. Diesen continued to work with the Company as a consultant until September 30, 2010. Total cost related to the departure of Mr. Diesen was $900 plus a total of 159,706 shares.  The Company has no further obligations towards Mr. Diesen.

From September 1, 2010, DHT Management AS, a wholly owned subsidiary of the Company, has rented the offices from Munthe & Harfjeld AS, a company owned 50% each by Svein Moxnes Harfjeld, CEO and Trygve Munthe, COO on estimated market terms. From January 1, 2011, DHT Management AS has entered into a rental contract directly with the landlord.

Note 13 - Pensions

(Dollars in thousands)

The Company is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The Company’s pension scheme satisfies the requirements of this law and comprises a closed defined benefit scheme and a contribution scheme. At the end of the year, there were 5 participants in the benefit plan and 2 in the contribution plan.

Defined benefit pension

The Company has established a funded benefit plan for qualifying employees in 2010. Under the plan the employees, from the age 65, are entitled to 70% of the base salary at retirement date. Part of the pension obligation is covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

For accounting purposes it is assumed that the pension benefits are accrued linearly. Parts of unrealised gains and losses resulting from changes in actuarial assumptions that exceed a defined corridor are distributed over the estimated remaining average vesting period. The corridor is defined as 10% of the more significant of the gross pension liability and the gross plan asset.

Calculation of this year’s pension costs:	2010
Present value of pension earnings of the year	51
Pension costs for the year	51

The amounts recognized in the statement of financial position at the reporting date are as follows:

2010
Present value of the defined benefit obligation	51
Fair value of plan assets	0
Net pension obligation	51
Unrecognized estimation deviation	0
Net balance sheet recorded pension liability December 31	51

2010
Change in gross pension obligation:
Gross obligation January 1	0
Present value of this year’s earnings	51
Interest charge on pension liabilities	0
Actuarial loss/gain	0
Payment of pensions/paid-up policies	0
Gross pension obligation December 31	51

Change in gross pension assets:

The company does not have any pension assets at year end.

Assumptions	2010
Discount rate	4.00%
Yield on pension assets	5.40%
Wage growth	4.00%
G regulation	3.75%
Pension adjustment	1.30%
Average remaining service period	17

Note 14 - Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway, and the tax effects are disclosed below.

Specification of income tax:
(Dollars in thousands)	2010	2009	2008
Income tax payable	$33	$-	$-
Change in deferred tax	1	-	-
Total income tax expense	$34	$-	$-

Specification of deferred tax liability:	31. Dec	31. Dec	31. Dec
(Dollars in thousands)	2010	2009	2008
Property, plant and equipment, deferred tax liability (28%) 1)	$1	$-	$-

1) Due to materiality, not recognized on a separate line in the statement of financial position

Reconciliation of effective tax rate:
(Dollars in thousands)	2010	2009	2008
Profit before income tax	$6,411	$-	$-
-Expected income tax assessed at the tax rate for the Parent company (0%)	0	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 28% income tax	34	-	-
Total income tax expense	$34	$-	$-

The announced dividend that is disclosed in note 17, does not have any tax consequences for the Company.

Note 15 - Corporate Reorganization

On March 1, 2010, DHT Maritime, Inc. (“DHT Maritime”) effected a series of transactions (collectively, the “Holdings Dividend”) that resulted in DHT becoming the publicly held parent of DHT Maritime. In connection with the Holdings Dividend, each shareholder of DHT Maritime on March 1, 2010 received one share of DHT common stock for each share of DHT Maritime common stock held by such shareholder on such date. Following the Holdings Dividend, shares of DHT Maritime common stock no longer trade on The New York Stock Exchange (the “NYSE”). Instead, shares of common stock of DHT now trade on the NYSE under the ticker symbol “DHT”, which is the same ticker symbol of DHT Maritime.

The Holdings Dividend was effected through a series of transactions. First, the board of directors of DHT Maritime designated a new series of preferred stock, Series A Junior Participating Preferred Stock (the “Preferred Stock”), and declared a pro rata dividend of the shares of such preferred stock to the holders of DHT Maritime common stock as of March 1, 2010. In connection with such dividend, the shares of preferred stock were deposited in a trust for the benefit of the holders of DHT Maritime common stock. By virtue of its dividend, voting and other rights, this preferred stock of DHT Maritime reflects nearly all of the voting and economic value of DHT Maritime. Second, the trust contributed the shares of the preferred stock to DHT in exchange for a number of shares of DHT common stock equal to the number of shares of DHT Maritime common stock outstanding immediately prior to the Holdings Dividend. Third, the trust distributed the shares of DHT common stock to the holders of DHT Maritime common stock (the beneficiaries of the trust) on a one-for-one basis, such that each holder of DHT Maritime common stock received one share of DHT common stock for each share of DHT Maritime common stock held by such holder. As a result of the Holdings Dividend, each DHT Maritime shareholder held one share of DHT common stock for each share of DHT Maritime common stock held by such shareholder immediately prior to the Holdings Dividend. Each outstanding certificate for shares of DHT Maritime common stock became a certificate for the same number of shares of DHT common stock. As a result of the Holdings Dividend, share of DHT Maritime common stock became uncertificated.

On March 22, 2010, DHT Maritime held a special meeting at which the shareholders of DHT Maritime approved a reverse stock split of 50,000,000-for-1 of the DHT Maritime common stock. As a result of such transaction, holders of DHT Maritime common stock received cash in lieu of fractional shares.

On March 24, 2010, DHT Maritime and DHT executed a stock subscription agreement by which DHT Maritime issued one share of its common stock to DHT in exchange for 100,000 shares of the Preferred Stock.

The reorganization is accounted for using the pooling of interest method.

Note 16 - Acquisition of DHT Phoenix

On December 8, 2010, DHT entered into an agreement to acquire a 1999 built VLCC for $55,000. DHT has paid a 10% deposit of $5,500 which has been deposited in a joint escrow account between DHT and the seller of the vessel.  The vessel will be renamed DHT Phoenix and is expected to be delivered in the first quarter of 2011 at which time the full purchase price will be paid. The vessel is expected to be commercially operated in the Tankers International pool.  The Company has a commitment to pay $49,500 upon delivery of the vessel.

Note 17 - Events after the balance sheet date

Dividend

On January 13, 2011, DHT announced that it would pay a dividend of $0.10 per share on February 11, 2011 to shareholders of record as of February 4, 2011.

Approval of financial statements

The financial statements were approved by the board of directors and authorized for issue on January 31, 2011.