Form 20-F
period 2011-12-31
DHT Holdings, Inc.
filed 2012-03-19
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  64,450,762 common stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:U.S. GAAP ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.Item 17 ☐  Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐  No ☒

INTRODUCTION AND USE OF CERTAIN TERMS	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

PART I

PART II

i

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	68

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	68

ITEM 16G.	CORPORATE GOVERNANCE	68

PART III

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

Unless we specify otherwise, all references and data in this report to our “business,” our “vessels” and our “fleet” refer to the seven vessels comprising our initial fleet, or the “Initial Vessels” that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005, the two Suezmax tankers we acquired in 2007 and 2008, the two VLCCs we acquired in 2011 and the VLCC we charter in as of 2011.  Unless we specify otherwise, all references in this report to “we,” “our,” “us”, “company” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc.  The shipping industry’s functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

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

Certain Industry Terms

The following are definitions of certain terms that are commonly used in the tanker industry and in this report:

Term	Definition

ABS	American Bureau of Shipping, an American classification society.

Aframax
A medium size crude oil tanker of approximately 80,000 to 120,000 dwt.  Aframaxes operate on many different trade routes, including in the Caribbean, the Atlantic, the North Sea and the Mediterranean.  They are also used in ship-to-ship transfer of cargo in the US Gulf, typically from VLCCs for discharge in ports from which the larger tankers are restricted.  Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil.

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

Worldscale
Industry name for the Worldwide Tanker Nominal Freight Scale, which is published annually by the Worldscale Association as a rate reference for shipping companies, brokers and their customers engaged in the bulk shipping of oil in the international markets.  Worldscale is a list of calculated rates for specific voyage itineraries for a standard vessel, as defined, using defined voyage cost assumptions such as vessel speed, fuel consumption and port costs.  Actual market rates for voyage charters are usually quoted in terms of a percentage of Worldscale.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information─Risk Factors” and “Item 5.  Operating and Financial Review and Prospects─Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	DHT’s and its subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of Newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

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

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2011, 2010, 2009, 2008 and 2007.  We have derived the selected statement of operations data set forth below for the years ended December 31, 2011, 2010, 2009 and 2008 and the selected balance sheet data as of December 31, 2011, 2010 and 2009 from the audited financial statements of DHT Holdings.  We have derived the selected statement of operations data set forth below for the year ended December 31, 2007 and the selected balance sheet data as of December 31, 2008 and 2007 from the audited financial statements of DHT Maritime.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	IFRS (1)
	2011	2010	2009	2008
	(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$100,123	$89,681	$102,576	$114,603
Total operating expenses (2)	133,677	66,482	61,384	52,123
Income from vessel operations	(33,554)	23,199	41,192	62,480
Net Income / (loss)	(40,272)	6,377	16,846	42,148
Net income per share – basic and diluted	$(0.64)	$0.13	$0. 36	$1.17
Balance sheet data (at end of year):
Vessels	454,542	412,744	441,036	462,387
Total assets	504,557	480,855	517,971	531,348
Total current liabilities	33,959	15,602	25,927	25,200
Total non-current liabilities	264,150	268,912	300,120	358,325
Total stockholders’ equity	206,448	196,341	191,924	147,823
Weighted average number of shares (basic)	62,748,233	48,776,270	46,321,404	36,055,422
Weighted average number of shares (diluted)	62,761,889	48,779,606	46,321,404	36,055,422
Dividends declared per share	$0.33	$0.30	$0.55	$1.15
Cash flow data:
Net cash provided by operating activities	44,331	34,266	54,604	64,882
Net cash (used in) investing activities	(123,204)	(5,620)	(5,411)	(81,185)
Net cash provided by/(used in) financing activities	62,926	(42,741)	(35,549)	64,958
Fleet data:
Number of tankers owned and chartered in (at end of period)	12	9	9	9
Revenue days (3)	3,949	3,229	3,138	3,190

(1)
Beginning on January 1, 2009, DHT Holdings prepares its financial statements using IFRS as issued by the IASB. The comparative numbers for fiscal year 2008 have also been prepared in accordance with IFRS. DHT Holdings previously used U.S. GAAP as its financial reporting language.

(2)	2011 includes a non-cash impairment charge of $56.0 million.

(3)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us or chartered in by us less days on which a vessel is off hire. Off hire days are days a vessel is unable to perform the services for which it is required under a time charter or according to pool rules. Off hire days include days spent undergoing repairs and Drydockings, whether or not scheduled.

Year Ended
December 31,
U.S. GAAP (1)
2007
(in thousands, except per share data)
Statement of operations data:
Shipping revenues	$81,427
Total operating expenses	40,469
Income from vessel operations	40,958
Net Income / (loss)	27,463
Net income per share – basic and diluted	$0.91
Balance sheet data (at end of year):
Vessels, net	398,005
Total assets	422,208
Total current liabilities	96,633
Total non-current liabilities	253,700
Total stockholders’ equity	71,875
Weighted average number of shares (basic)	30,024,407
Weighted average number of shares (diluted)	30,036,523
Dividends declared per share	$1.58
Cash flow data:
Net cash provided by operating activities	49,363
Net cash (used in) investing activities	(101,845)
Net cash provided by/(used in) financing activities	(45,167)
Fleet data:
Number of tankers owned and chartered in (at end of period)	8
Revenue days (2)	2,514

(1)
Beginning on January 1, 2009, DHT Holdings prepares its financial statements using IFRS as issued by the IASB. The comparative numbers for fiscal year 2008 have also been prepared in accordance with IFRS. DHT Holdings previously used U.S. GAAP as its financial reporting language.

(2)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us or chartered in by us less days on which a vessel is off hire.  Off hire days are days a vessel is unable to perform the services for which it is required under a time charter or according to pool rules.  Off hire days include days spent undergoing repairs and Drydockings, whether or not scheduled.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF THE PROCEEDS

Not applicable.

D.	RISK FACTORS

If the events discussed in these Risk Factors occur, our business, financial condition, results of operations or cash flows could be materially, adversely affected.  In such a case, the market price of our common stock could decline.

RISKS RELATING TO OUR COMPANY

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on credit availability, world oil demand and demand for our vessels, which could adversely affect our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into restructurings, bankruptcy proceedings or are in regulatory enforcement actions.  These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit due to historically volatile asset values of vessels.  As the shipping industry is highly dependent on the availability of credit to finance and expand operations, we may be adversely affected by this decline.

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past four years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may not pay dividends in the future.

The timing and amount of future dividends, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, including insurance premiums, a change in our dividend policy, increased borrowings, increased interest payments to service our borrowings, prepayments under credit agreements in order to stay in compliance with covenants in the secured credit facilities, future issuances of securities or the other risks described in this section of this report, many of which may be beyond our control.

In addition, our dividend is subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividend by establishing a reserve for, among other things, the repayment of the secured credit facilities or to help fund the acquisition of a vessel.  Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity of our indebtedness approaches, we are no longer able to generate cash flows from our operating activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate.  If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve.  In addition, our ability to pay dividends is limited by Marshall Islands law.  Marshall Islands law generally prohibits the payment of dividends other than from surplus and while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends.

Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  Our subsidiaries own all of our vessels, except for one VLCC that is chartered in.  Our subsidiaries have entered into the following secured credit facilities, or the “secured credit facilities”: (i) in connection with the acquisitions of the Initial Vessels and our two Suezmaxes, DHT Maritime entered into a secured credit facility, as amended the “RBS Credit Facility,” with The Royal Bank of Scotland, or “RBS”; (ii) in connection with the acquisition of the DHT Phoenix, DHT Phoenix, Inc. entered into a secured credit facility with DVB Bank, as amended the “DHT Phoenix Credit Facility”; and (iii) in connection with the acquisition of the DHT Eagle, DHT Eagle, Inc. entered into a secured credit facility with DNB, as amended the “DHT Eagle Credit Facility.”  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things: pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

Therefore, we may need to seek permission from the lenders under the secured credit facilities in order to engage in certain corporate actions.  The lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain their permission when needed.

If we fail to comply with certain covenants, including as a result of declining vessel values, or are unable to meet our debt obligations under the secured credit facilities, our lenders could declare their debt to be immediately due and payable and foreclose on our vessels.

Our obligations under the secured credit facilities include financial and operating covenants, including requirements to maintain specified “value-to-loan” ratios.  Such ratios are summarized as follows:

●
the RBS Credit Facility requires that the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps;

●
upon satisfaction of certain conditions, including the prepayment of $6.7 million, the DHT Phoenix Credit Facility requires that until and including December 31, 2014, the charter-free market value of the vessel that secures DHT Phoenix, Inc.’s obligations under the credit facility be no less than 120% of its borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps and no less than 130% at any other time; and

●
upon satisfaction of certain conditions, including the prepayment of $6.9 million, the DHT Eagle Credit Facility requires that until and including December 31, 2014, the charter-free market value of the vessel that secures DHT Eagle, Inc.’s obligations under the credit facility be no less than 120% of its borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps and no less than 130% at any other time.

Though we are currently compliant with such ratios under the secured credit facilities, vessel values have generally experienced high volatility.  If vessel values decline further, we could be required to make repayments under certain of the secured credit facilities in order to remain in compliance with the value-to-loan ratio.   In 2011, we prepaid $42 million under the RBS Credit Facility in order to comply with the value-to-loan covenant and we will have to prepay an additional $12 million in the first quarter of 2012 in order to comply with the value-to-loan covenant.

If we breach these or other covenants contained in the secured credit facilities or we are otherwise unable to meet our debt obligations for any reason, our lenders could declare their debt, together with accrued interest and fees, to be immediately due and payable and foreclose on those of our vessels securing the applicable facility, which could result in the acceleration of other indebtedness we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We cannot assure you that we will be able to refinance our indebtedness incurred under the secured credit facilities.

In the event that we are unable to service our debt obligations out of our operating activities, we may need to refinance our indebtedness and we cannot assure you that we will be able to do so on terms that are acceptable to us or at all.  The actual or perceived tanker market and credit quality of our charterers, any defaults by them and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing.  In addition, certain of our  charters include provisions that will generally require us to use our best efforts to (i) negotiate security provisions with future lenders that would allow the charterers to continue their use of our vessels so long as they comply with their charters, regardless of any default by us under the loan agreement or the charters and (ii) arrange for future lenders to allow the charterers to purchase their loans and any related security at par if the borrower defaults on its obligations under its charters or loans.  These provisions may make it more difficult for us to obtain acceptable financing in the future, increase the costs of any such financing to us or increase the time that it takes to refinance our indebtedness.  If we are unable to refinance our indebtedness, we may choose to issue securities or sell certain of our assets in order to satisfy our debt obligations.

We are highly dependent on our charterers.

Ten of our 12 vessels are on charter, of which nine are on charter to affiliates of Overseas Shipholding Group, Inc., or “OSG,” pursuant to either time charters or bareboat charters.  The charterers’ payments to us under these charters are a major source of revenue and we are highly dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations would materially and adversely affect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against our charterers, including OSG.

We may have difficulty managing our planned growth.

We intend to grow our fleet by acquiring additional vessels in the future.  Our future growth will primarily depend on:

●	locating and acquiring suitable vessels;

●	identifying and consummating acquisitions or joint ventures;

●	adequately employing any acquired vessels;

●	managing our expansion; and

●	obtaining required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure.  We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

Certain agreements between us and OSG and its affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties.

The memoranda of agreement, time charters and other contractual agreements we have with OSG and its affiliates with respect to our Initial Vessels were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our shares, the purchase of our Initial Vessels and other related transactions.  Because our predecessor was a wholly-owned subsidiary of OSG prior to the completion of our IPO, the negotiation of the memoranda of agreement, the time charters for our Initial Vessels, the original ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s length negotiations with unaffiliated third parties for similar services.

Our charters to OSG and its affiliates begin to expire in 2012 and we may not be able to re-charter or employ our vessels profitably.

The charter periods for the seven Initial Vessels on charter to OSG can, in OSG’s sole discretion, be extended for additional one-, two- or three-year periods.  With regards to DHT Regal, Overseas Ania and Overseas Rebecca, we have been notified by OSG that the charters will not be extended at the expiry of the initial charter periods in April 2012. We cannot predict whether OSG and its affiliates will exercise their extension options under one or more of the remaining time charters.  The charterers do not owe any fiduciary or other duty to us or our stockholders in deciding whether to exercise the extension options, and the charterers’ decisions may be contrary to our interests or those of our stockholders.

We cannot predict at this time any of the factors that the charterers will consider in deciding whether to exercise any extension options under the charters.  It is likely, however, that the charterers would consider a variety of factors, which may include the age and specifications of the chartered vessel, whether the vessel is surplus or suitable to the charterers’ requirements and whether more competitive charter hire rates are available to the charterers in the open market at that time.

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

If the charterers decide not to further extend our current time charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Our vessels that currently operate in pools may cease operating in those pools.

Four of our five wholly-owned VLCCs and the VLCC that we have chartered in currently participate directly or indirectly in the Tankers International Pool.  Our two Suezmaxes participate indirectly in the Suezmax International Pool and two of our four Aframaxes currently participate indirectly in the Aframax International Pool.  In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.  Under several of our charter arrangements, we are entitled to share in the revenues that the charterers realize from operating the vessels in these pools in excess of the basic hire paid to us.  Pooling arrangements are intended to maximize tanker utilization.  We cannot assure you that the charterers will continue to use pooling arrangements for those vessels or any of the vessels it manages and we cannot assure you that any additional vessels we acquire would operate in pools.  Further, because the charterers voluntarily participate in the pools, we cannot predict whether the pools in which the vessels participate will continue to exist in the future.  In addition, the European Union has adopted rules which substantially reform the way it regulates traditional agreements for maritime services from an antitrust perspective.  These changes may alter the way the pools are operated.  If for any reason any of our vessels cease to participate directly or indirectly in a pooling arrangement or the pooling arrangements are significantly restricted, their utilization rates could fall and the amount of additional hire paid, if any, could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by third parties.  Under the Initial Vessels’ old ship management agreements, we paid a fixed daily fee for the cost of the vessels’ operations, including scheduled drydockings, for each vessel.  However, under our current ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

When a tanker changes ownership and/or technical management, it may lose customer approvals.

Most users of seaborne oil transportation services will require vetting of a vessel before it is approved to service their account. This represents a risk to our company as it may be difficult to efficiently employ the vessel until such vettings are in place. Most users of seaborne oil transportation services conduct inspection and assessment of vessels on request from owners and technical managers.  Such inspections must be carried out regularly for a vessel to have valid approvals from such users of seaborne oil transportation services.  Whenever a vessel changes ownership and/or its technical manager, it loses its approval status and must be re-inspected and re-assessed by such users of seaborne oil transportation services.

OSG’s other business activities may create conflicts of interest.

Under our time charters with OSG, we are entitled to receive variable additional hire in amounts based on whether a vessel is part of a pooling arrangement, is subchartered by the charterer under a time charter or is used on the spot market.  We expect OSG to continue to operate our VLCCs on time charter to OSG in the Tankers International Pool, our two Suezmaxes in the Suezmax International Pool and two of our Aframaxes on time charter to OSG in the Aframax International Pool.  When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on attributes of the vessels they contributed, rather than amounts actually earned by those vessels.  For these reasons, it is unlikely that a conflict of interest will arise with respect to such vessels between us and OSG while such vessels are operated in a pool.  However, if OSG withdraws from a pool or any further vessels cease operating in a pool for any other reasons, chartering decisions will effectively be made by OSG.  Although our time charter arrangements expressly prohibit OSG from giving preferential treatment to any of the other vessels owned, managed by or under the control of OSG or its affiliates when sub-chartering any of our vessels, conflicts of interest may arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire, particularly if our vessels are sub-chartered by OSG in the time charter market outside of a pool.

We and our subsidiaries are subject to restrictions in certain financing agreements that impose constraints on our operating and financing flexibility.

Our wholly-owned subsidiary, DHT Maritime, and its subsidiaries entered into the RBS Credit Facility, under which there was approximately $224 million outstanding as of December 31, 2011.  DHT Maritime and its subsidiaries are required to apply a substantial portion of their cash flow from operations to the payment of interest on borrowings under the RBS Credit Facility, which is secured by, among other things, mortgages over the nine vessels owned by DHT Maritime’s subsidiaries, assignments of earnings and insurances and pledges over certain bank accounts, and requires that DHT Maritime and its subsidiaries comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of the vessels that secure the RBS Credit Facility be no less than 120% of borrowings plus the actual or notional cost of terminating any outstanding swap agreements to satisfy collateral maintenance requirements and that the charter-free market value of the vessels that secure the RBS Credit Facility be no less than 135% of borrowings plus the actual or notional cost of terminating any swap agreement that is entered into to pay dividends.

In the first half of 2011, our subsidiaries entered into two secured credit agreements totaling $61 million in connection with the acquisition of the DHT Phoenix and DHT Eagle.  The obligations under these secured credit agreements are guaranteed by us.  On March 7, 2012, our subsidiaries entered into agreements to amend the two secured credit agreements.  Upon satisfaction of certain conditions, the secured credit agreements, as amended, which are secured by, among other things, mortgages over the vessels, assignments of earnings and insurances and pledges over certain bank accounts, require that (i) the borrowers comply with various operating covenants and maintain certain financial ratios, including that until and including December 31, 2014, the charter-free market value of the vessel that secures the relevant secured credit agreement be no less than 120% of borrowings plus the actual or notional cost of terminating any outstanding swap agreements to satisfy collateral maintenance requirements and no less than 130% at any other time; and (ii) we shall at all times have, on a consolidated basis, adjusted tangible net worth of $100 million, unencumbered consolidated cash of at least $20 million and adjusted tangible net worth shall be at least 25% of value adjusted total assets.

We pay a floating rate of interest under the secured credit facilities.  We have in place an interest rate swap in an amount of $65.0 million under which we pay a rate, including interest margin, of 5.95% until January 18, 2013.

If we fail to remediate material weaknesses in our internal control over financial reporting related to vessel expenses, we may lose investor confidence.

We identified material weaknesses in our internal control over financial reporting for the fiscal year ended December 31, 2011, due to the failure of controls of one of our technical ship management service providers, or “service provider,” related to DHT’s vessel expenses and our controls over the vessel expense reports received from this service provider.  We are currently in the process of actively remediating, and working with our service provider to remediate, these material weaknesses.  We will only be able to conclude that the aforementioned material weaknesses in internal control over financial reporting have been remediated when the necessary internal controls have been designed effectively, placed into operation, operated for a reasonable period of time and tested, after which, management may conclude that the controls are operating effectively.  In addition, other internal control issues may be discovered in the future which we may not be able to fully rectify.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may issue an adverse opinion if required in the future.  If we are unable to effectively remediate these material weaknesses and to conclude that our internal control over financial reporting is effective in any future period, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.  In addition, we may incur costs and expenses in connection with remediating these material weaknesses.  For more information regarding the material weaknesses identified, please see Item 15.B. of this Annual Report under the caption “Management’s Annual Report on Internal Control over Financial Reporting.”

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

A foreign corporation will be treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, U.S. holders who are individuals would not be eligible for the maximum 15% preferential tax rate on qualified dividends.

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned in connection with the performance of services. The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Internal Revenue Code of 1986, as amended, or the “Code,” income derived from certain time chartering activities should be treated as rental income rather than services income. In recent guidance, however, the Internal Revenue Service, or the “IRS,” states that it disagrees with the holding of the Fifth Circuit case, and specifies that time charters should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with the position that we are not a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. The maximum 15% preferential tax rate for individuals would not be available for this calculation.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Securities and Exchange Commission (“Commission”) documents, we believe that we qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future.  For example, we might not qualify for this exemption if stockholders with a 5% or greater interest in our common stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

If we are not entitled to this exemption for a taxable year, we would be subject in that year to a 4% U.S. federal income tax on our U.S. source gross transportation income.  This could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in the United Kingdom, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax.  We intend to operate in a manner so that we do not have a permanent establishment in the United Kingdom and so that we are not resident in the United Kingdom, including by locating our principal place of business outside the United Kingdom, by requiring our executive officers to be outside of the United Kingdom when making any material decision regarding our business or affairs and by holding all of our board of directors meetings outside of the United Kingdom.  However, because certain of our directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax.  If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway. Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and generally at the company’s principal place of business.  However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax. If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

RISKS RELATING TO OUR INDUSTRY

Vessel values and charter rates are volatile.  Significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical. If the tanker industry is depressed in the future at a time when we may want to charter or sell a vessel, our earnings and available cash flow may decrease. Our ability to charter our vessels and the charter rates payable under any new charters will depend upon, among other things, the conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates from time to time, which may adversely affect our earnings.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results.  The factors that influence the demand for tanker capacity include:

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of April 2011, the newbuilding order book equaled approximately 19% of the existing world tanker fleet measured in dwt or 16% measured in number of vessels.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The amount of additional hire, if any, that we receive under certain of our charter arrangements will generally depend on prevailing spot market rates, which are volatile.

The amount of additional hire payable under the charters of the Initial Vessels and one of our Suezmaxes is subject to variation depending on the charter hire earned by the charterers through their pooling arrangements or, if a vessel is not operated in a pool, charter rates in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions.  Additional hire, if any, is paid quarterly in arrears.  The amount of additional hire is subject to variation depending on the charter hire earned by the charterer in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions.  We cannot assure you that we will receive additional hire for any quarter.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Gulf of Aden off the coast of Somalia and the South China Sea. Throughout the period from 2008 to 2011, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. For example, in November 2008, the M/V Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture. If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was categorized in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us. In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism. The U.S., UN- and EU- sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”).  Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  On November 21, 2011, the President of the United States issued Executive Order 13590, which expands on the existing energy-related sanctions available under the ISA.

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

Political decisions may affect the vessels trading patterns and could adversely affect our business and operation results.

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks. The recent political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz and/or a closure of the Suez Canal. Geopolitical risks are outside the control of the company, and could potentially limit or disrupt the company’s access to markets and operations and may have an adverse affect on our business.

The value of our vessels may be depressed at a time when and in the event that we sell a vessel.

Tanker values have generally experienced high volatility.  Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation.  In addition, as vessels age, they generally decline in value.  These factors will affect the value of our vessels for purposes of covenant compliance under the secured credit facilities and at the time of any vessel sale.  If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount on our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings and surplus, which could reduce our ability to pay dividends.

The carrying values of our vessels may not represent their charter free market value at any point in time. The carrying values of our vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of a particular vessel may not be fully recoverable.

Vessel values may be depressed at a time when our subsidiaries are required to make a repayment under the secured credit facilities or when the secured credit facilities mature, which could adversely affect our liquidity and our ability to refinance the secured credit facilities.

In the event of the sale or loss of a vessel, each of the secured credit facilities requires us and our subsidiaries to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels financed under such credit facility before such sale or loss.  If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that we and our subsidiaries are required to repay could be greater than the proceeds we receive from a sale.  In addition, declining tanker values could adversely affect our ability to refinance our secured credit facilities as they mature, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring secured credit facilities.

We operate in the highly competitive international tanker market which could affect our financial position if the charterers do not renew our charters or we are unable to enter into new charters.

The operation of tankers and transportation of crude oil are extremely competitive.  Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do.  Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to charterers.  We will have to compete with other tanker owners, including major oil companies and independent tanker companies, for charters.  Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

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

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws.  The U.S. Oil Pollution Act of 1990, as amended, or the “OPA,” affects all vessel owners shipping oil to, from or within the United States.  The OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters.  Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters.  The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

The OPA provides for the scheduled phase-out of all non double-hull tankers that carry oil in bulk in U.S. waters.  The International Maritime Organization, or the “IMO”, and the European Union also have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters.  These regulations will reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of ships trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels.  As a result, single-hull vessels are likely to be chartered less frequently and at lower rates.  Although all of our tankers are double-hulled, we cannot assure you that these regulatory programs will not apply to vessels acquired by us in the future.

In addition, in complying with the OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.  For example, various jurisdictions are considering imposing more stringent requirements on air emissions, including greenhouse gases, and on the management of ballast waters to prevent the introduction of non-indigenous species that are considered to be invasive.  In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us.  Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred, less the agreed deductible that may apply.  DHT Management AS, a subsidiary of ours, will be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance.  With respect to our vessels on bareboat charters, the charterer is responsible for arranging and paying insurance.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance.  DHT Management AS is also responsible for arranging loss of hire insurance in respect of each of our vessels except the vessels on bareboat charters, and we are responsible for the premium payments on such insurance.  This insurance generally provides coverage against business interruption for periods of more than 30 days per incident (up to a maximum of 120 days) per incident per year, following any loss under our hull and machinery policy.  We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 30 days of off hire.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  We cannot assure you that we will be adequately insured against all risks.  If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet.  Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.  In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

RISKS RELATING TO OUR COMMON STOCK

Our common stock may be delisted from the New York Stock Exchange.

On December 20, 2011, we received notice from the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock was less than $1.00 per share over a consecutive 30 trading-day period.  Pursuant to the NYSE’s rules, we had a six-month cure period following receipt of the notice to bring our share price and average share price above $1.00.  The Company received confirmation from the NYSE on March 2, 2012 that it had regained compliance after its average closing share price for the 30 trading days ended February 29, 2012 and its closing price on February 29, 2012 exceeded $1.00.

Although we have regained compliance with the NYSE’s continued listing standards as of February 29, 2012, we cannot assure you that we will continue to be in compliance with such standards in the future, and as such, our common stock may be delisted from the NYSE, which would decrease liquidity in the market for our common stock and may depress the price at which you will be able to sell your shares of our common stock.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.”  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States.  Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States.  While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions that any particular U.S. court would reach or has reached.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

Our amended and restated bylaws restrict stockholders from bringing certain legal action against our officers and directors.

Our amended and restated bylaws contain a broad waiver by our stockholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors.  The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director.  This waiver limits the right of stockholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our amended and restated bylaws that may discourage a change of control.

Our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors.  These provisions provide for:

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

General Information

The Company was incorporated under the name of Double Hull Tankers, Inc., or “Double Hull,” in April 2005 under the laws of the Marshall Islands. In June 2008, Double Hull’s stockholders voted to approve an amendment to Double Hull’s articles of incorporation to change its name to DHT Maritime, Inc. On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands. On March 1, 2010, Maritime effected a series of transactions, or the “Transactions,” that resulted in DHT Holdings, Inc. becoming the publicly held parent company of Maritime. As a result, DHT Holdings, Inc. became the successor issuer to Maritime pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”  In connection with the Transactions, each stockholder of Maritime common stock on March 1, 2010 received one share of DHT Holdings, Inc. common stock for each share of Maritime common stock held by such stockholder on such date. Following the Transactions, shares of Maritime no longer trade on The New York Stock Exchange, or the “NYSE.”  Instead, shares of DHT Holdings, Inc. common stock now trade on the NYSE under the ticker symbol “DHT,” which is the same ticker symbol under which Maritime was quoted.

Our principal executive offices are located at 26 New Street, St. Helier, Jersey, Channel Islands, JE2 3RA and our telephone number at that address is +44 (0) 1534 639759. Our website address is www.dhtankers.com. The information on our website is not a part of this report. We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers. As of December 31, 2011, our fleet consisted of 12 double-hull crude oil tankers, of which 11 are wholly-owned by the company and one is chartered in from an unaffiliated third party. The fleet consists of six very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, two Suezmax tankers or “Suezmaxes,” which are tankers ranging in size from 130,000 to 170,000 dwt and four Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Eight of the vessels are on time charters, two are on long-term bareboat charters and two are operating in the Tankers International Pool. Our fleet principally operates on international routes and had a combined carrying capacity of 2,574,304 dwt and an average age of approximately 11 years as of December 31, 2011.

We acquired our Initial Vessels from subsidiaries of OSG on October 18, 2005 in exchange for cash and shares of our common stock and have time chartered these seven vessels back to certain subsidiaries of OSG. Each time charter for our Initial Vessels may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of four, six or eight years, depending on the vessel, from the initial expiration date. On December 4, 2007 and January 28, 2008, respectively, we acquired two Suezmax tankers and, upon delivery, bareboat chartered these vessels to subsidiaries of OSG for fixed terms of seven years and ten years, respectively.

On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised options to extend the charters of the Initial Vessels. For two of the vessels, the charters were extended for 18 months following the expiry of the initial charter periods in October 2010 and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012.

In December 2010, we entered into an agreement to acquire a 1999-built VLCC, named the DHT Phoenix. The vessel was delivered in the first quarter of 2011 and is employed in the Tankers International Pool.

In March 2011, we entered into an agreement to acquire a 2002-built VLCC, named the DHT Eagle. The vessel was delivered in May 2011 when it commenced a two-year time charter.

In May 2011, we agreed to charter in a 2003-built VLCC, named the Venture Spirit, for 16-18 months with a continuous purchase option. The vessel was delivered in May 2011 and is employed in the Tankers International Pool.

Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure. In addition, as of December 31, 2011, eight of our charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. As of December 31, 2011, nine of the twelve vessels in our fleet were employed (either directly by us, or indirectly by affiliates of OSG) in the Tankers International Pool, the Suezmax International Pool and the Aframax International Pool.  In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

We have been notified by OSG that they will not extend the charters for the three vessels with initial charter period expiring in April 2012, the DHT Regal, Overseas Ania and Overseas Rebecca.

RECENT DEVELOPMENTS

Regaining Compliance with NYSE Continued Listing Standards

On December 20, 2011, we received notice from the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock was less than $1.00 per share over a consecutive 30 trading-day period.  Pursuant to the NYSE’s rules, we had a six-month cure period following receipt of the notice to bring our share price and average share price above $1.00.  The Company received confirmation from the NYSE on March 2, 2012 that it had regained compliance after its average closing share price for the 30 trading days ended February 29, 2012 and its closing price on February 29, 2012 exceeded $1.00.

Amendment of Credit Agreements

On March 7, 2012, we entered into agreements to amend our secured credit agreement with DVB Bank SE, London Branch, as amended, the “DHT Phoenix Credit Facility,” and our secured credit agreement with DNB Bank ASA, as amended, the “DHT Eagle Credit Facility.”  The DHT Phoenix Credit Facility and DHT Eagle Credit Facility were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million, respectively, constituting repayment installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; and (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00% and 2.75%, respectively.  As of March 16, 2012, the prepayments of $6.7 million and $6.9 million, respectively, had not been made.  Additionally, the amendment to the DHT Phoenix Credit Facility removes, upon satisfaction of such conditions, including the applicable prepayment, the existing cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow after debt repayments to prepay an aggregate amount of up to $2 million over the term of the loan.

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

Vessel	Expiration of Initial Charter	Expiration After Extension	Maximum Remaining Extension Term (2)
DHT Ann	April 17, 2012	April 16, 2013	7 years
DHT Chris	October 17, 2011	October 16, 2012	7 years
DHT Regal	April 17, 2011	April 16, 2012	(1)
Overseas Cathy	January 17, 2012	January 16, 2013	7 years
Overseas Sophie	July 17, 2011	July 16, 2012	7 years
Overseas Rebecca	October 17, 2010	April 16, 2012	(1)
Overseas Ania	October 17, 2010	April 16, 2012	(1)

(1) We have been notified by OSG that they will not extend the charters for these vessels.
(2) Extension at OSG’s sole option.

The charterers for our Initial Vessels are wholly-owned subsidiaries of OSG.  Under the time charters, we are required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels have been approved for trading (referred to in the industry as “vetting approvals”) by a minimum of four major oil companies and (ii) that we do not lose any vetting approvals that are required to maintain the vessels’ trading patterns.  Tanker Management, a subsidiary of OSG, performs those duties for us under the ship management agreements described below.  If structural changes or new equipment is required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers will be required to pay the first $50,000 per year per vessel for all such changes.  To the extent the cost of all such changes exceeds $50,000, the excess cost will be apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost.  Each charter also provides that the basic hire will be reduced if the vessel does not achieve the performance specifications set forth in the charter.  Pursuant to the charters, the charterers have agreed to endeavor to avoid or limit any liability to their customers for consequential damages.  In addition, the charterers and OSG International, Inc., or “OIN,” have agreed to use their commercial best efforts to charter our vessels on market terms and to ensure that preferential treatment is not given to any other vessels owned, managed or controlled by OIN or its affiliates.

While on charter to affiliates of OSG, the charterers of our Initial Vessels have a right of first offer over the sale of the applicable vessel, which, in the event we wish to sell such vessel, requires us to offer to sell the vessel to the applicable charterer at a price determined by a shipbrokers’ panel.  The charterers are not obligated to pay us charter hire for off hire days that include days a vessel is unable to be in service due to, among other things, repairs or drydockings.  However, we have obtained loss of hire insurance that will generally provide coverage against business interruption for periods of more than 30 days (in the case of our VLCCs) or 30 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days per incident), following any loss under our hull and machinery policy.

The terms of the time charters for our Initial Vessels do not provide the charterers with an option to terminate the charter before the end of their respective terms. However, the charterers may terminate in the event of the total loss or constructive total loss of a vessel, if the vessel fails an inspection by a government and/or a port state authority, in the event the vessel fails to comply with the charter’s vetting requirements, or in the event that the vessel is rendered unavailable for charterers’ service for a period of thirty days or more as a result of detention of a vessel by any governmental authority, by any legal action against vessel or owners, or by any strike or boycott by the vessel’s officers or crew.

In May 2011 we acquired the DHT Eagle and entered into a time charter to a subsidiary of Frontline with expiry in May 2013. The charter rate at commencement of the charter was $32,500 per day less commission payable monthly in advance.  In December 2011, the charter was amended whereby the charter hire payable monthly shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012. The difference of $6,500 per day, shall be paid in arrears with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period in the second quarter of 2013.

General – Bareboat Charters

On December 4, 2007, one of our Suezmaxes, the Overseas Newcastle, was bareboat chartered to a subsidiary of OSG for a term of seven years at a basic bareboat charter rate of $26,343 per day for the first three years of the charter term, and $25,343 per day for the last four years of the charter term.  According to the terms of the bareboat charter, we will be paid this basic hire even for the days on which the vessel is not able to be in service.  In addition to the bareboat charter rate, we will, through the profit sharing element of this charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four-quarter rolling average.  At the end of the seven-year charter term, OSG has the right to acquire the vessel for $77 million.

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

Basic Hire for Initial Vessels

Under each time charter for our Initial Vessels, the daily charter rate for each such vessel, which we refer to as “basic hire,” is payable to us monthly in advance and will increase annually.  The basic hire under the charters for each vessel type during each year of the initial fixed term of the charter and the extension periods agreed to on November 26, 2008 is as follows:

End of Charter period (1)	VLCCs (2) USD/day			Aframaxes (2) USD/day		Aframaxes USD/day
	Ann	Chris	Regal	Cathy	Sophie	Ania & Rebecca
Oct. 17, 2006	37,200	37,200	37,200	24,500	24,500	18,500
Oct. 17, 2007	37,400	37,400	37,400	24,700	24,700	18,700
Oct. 17, 2008	37,500	37,500	37,500	24,800	24,800	18,800
Oct. 17, 2009	37,600	37,600	37,600	24,900	24,900	18,900
Oct. 17, 2010	37,800	37,800	37,800	25,100	25,100	19,100
Jan. 17, 2011	38,100	38,100	38,100	25,400	25,400	19,400
Apr. 17, 2011	38,100	38,100	38,100	25,400	25,400	19,400
Jul. 17, 2011	38,100	38,100	33,100(3)	25,400	25,400	19,400
Oct. 17, 2011	38,100	38,100	33,100(3)	25,400	20,400(3)	19,400
Jan. 17, 2012	38,500	33,500(3)	33,100(3)	25,700	20,400(3)	19,700
Apr. 17, 2012	38,500	33,500(3)	33,100(3)	20,700(3)	20,400(3)	19,700
Jul. 17, 2012	33,500(3)	33,500(3)		20,700(3)	20,400(3)
Oct. 17, 2012	33,500(3)	33,500(3)		20,700(3)
Jan. 17, 2013	33,500(3)			20,700(3)
Apr. 17, 2013	33,500(3)

(1)
The charters, including the extension options agreed to on November 26, 2008, expire as follows for the DHT Ann, Overseas Cathy, DHT Chris, Overseas Sophie, DHT Regal, Overseas Ania and Overseas Rebecca: April 17, 2013; January 17, 2013; October 17, 2012; July 17, 2012; April 17, 2012; April 17, 2012 and April 17, 2012, respectively.

(2)
With regards to the 12-month extensions agreed to on November 26, 2008, the table shows the minimum basic hire rate achievable for the declared extension periods which is about $5,000 per day below the basic charter rate stipulated in the charters. If the one-year time charter rate is higher than the rate which is about $5,000 below the basic charter hire rate stipulated in the charters, the basic charter hire rate can be up to $5,000 higher than the minimum basic charter hire rate depending on the one-year time charter rate at the time.

(3)	Represents the extension periods agreed on November 26, 2008.

Under each Initial Vessel time charter, the charterer has the option to renew the charter on one or more successive occasions for periods of one, two or three years, up to an aggregate of four, six or eight years, including the extensions agreed to on November 26, 2008, depending on the vessel.  Each such option will be exercisable not less than three months prior to the then-effective charter expiration date.  If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by the Broker Panel (subject to specified floors for certain of our vessels for the declared extension period) or (ii) the basic hire rate set forth in the charter. We have been notified by OSG that they will not extend the charters for DHT Regal, Overseas Ania and Overseas Rebecca.

Basic hire for Suezmaxes

With respect to one of our Suezmaxes, the Overseas Newcastle, the basic bareboat charter rate will be $26,343 per day for the first three years of the charter term and $25,343 per day for the last four years of the charter term.  With respect to our other Suezmax, the Overseas London, the basic bareboat charter rate will be $26,630 per day for the entire ten-year term of the charter.  Under each bareboat charter, the charterer does not have the option to renew the charter at the end of the seven-year and ten-year charter periods, respectively.

Additional Hire

Additional hire for Initial Vessels

Pursuant to the charter arrangements for our Initial Vessels, the parent of each of the charterers, OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire.  OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period.  OSG has guaranteed the additional hire payments due to us under the charter framework agreement.  If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations.  Additional hire is calculated on TCE basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market.  However, the manner in which charter hire is calculated for a given period depends on whether our vessels are operated in a pool or in the time or spot charter market.  Currently, all of our Initial Vessel VLCCs on time charter are operated in the Tankers International Pool and two of our Aframaxes are operated in the Aframax International Pool.  The Overseas Ania and the Overseas Rebecca left the Aframax International Pool as of July 1, 2008 and July 16, 2009, respectively, and are re-chartered by OSG to OSG Lightering until April 2012.

General provisions regarding additional hire for our Initial Vessels.

Additional hire for any calendar quarter will be equal to an amount that is 40% of the excess, if any, of (i) the aggregate of the rolling four quarter weighted average hire for all of the applicable vessels in the calendar quarter over (ii) the aggregate of the basic hire earned by all of the applicable vessels in that calendar quarter.  The weighted average hire for each vessel is determined by:

●
aggregating all TCE revenue earned or deemed earned by the vessel in the four-quarter period ending on the last day of the quarter and dividing the result by the number of days the vessel was on hire in that four-quarter period; and

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

General.  Five of our VLCCs and two of our Aframaxes are currently operated in these pools, either directly or through affiliates of OSG.  The number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or “COAs,” which minimize idle time and distances traveled empty.

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

Additional hire for Suezmaxes

With respect to one of our Suezmaxes, the Overseas Newcastle, we will, in addition to the basic bareboat rate, earn 33% of the vessel’s earnings above the TCE rate of $35,000 per day for the first three years of the bareboat charter term and above $34,000 per day for the last four years of the charter term, calculated on a four-quarter rolling average.  There is no profit sharing element under the bareboat charter agreement for our other Suezmax, the Overseas London.

General – Vessels not on time or bareboat charter

In March 2011, we took delivery of the 1999-built VLCC, named the DHT Phoenix.  The vessel is employed in the Tankers International Pool.   In May 2011, we agreed to charter in a 2003-built VLCC, the Venture Spirit. The vessel is employed in the Tankers International Pool.  For such vessels, revenues and voyage expenses are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the applicable vessels, or “pool participants,” according to an agreed formula.  The formula used to allocate net pool revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

At the time of our IPO in October 2005 each of the subsidiaries owning our Initial Vessels entered into fixed rate ship management agreements with Tanker Management Ltd (an affiliate of OSG) with respect to such vessels.  Effective as of January 16, 2009, Tanker Management exercised its right to cancel the ship management agreements and effective as of the same date each of the subsidiaries owning our Initial Vessels entered into new ship management agreements with Tanker Management.

We currently use two ship management providers: Tanker Management in Newcastle, UK, and Goodwood Ship Management Pte Ltd in Singapore.  Under the ship management agreements, the ship managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.   With regards to the Overseas Cathy, Overseas Sophie, Overseas Ania and Overseas Rebecca, we have agreed to guarantee the obligations under the ship management agreements with Tanker Management.

Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

With regards to the Overseas Cathy, Overseas Sophie, Overseas Ania and Overseas Rebecca, each ship management agreement is coterminous with the time charter of the associated vessel.  An extension of a time charter will trigger an extension of the associated ship management agreement with Tanker Management unless it is cancelled as described below. Tanker Management has agreed to maintain the vessels managed by them so that they continue to comply with the requirements of our charters and are in class with valid certification, and to keep them in the same good order and condition as when delivered, except for ordinary wear and tear.  In addition, Tanker Management is responsible for each of the vessel’s compliance with all government, environmental and other regulations.

Each ship management agreement with Tanker Management is cancelable by us or Tanker Management for any reason at any time upon 90 days’ prior written notice to the other.  If a Tanker Management ship management agreement is terminated, we will be required to pay a termination fee of $45,000 per vessel to cover costs of the manager associated with termination.

Each ship management agreement with Goodwood is cancelable by us or Goodwood for any reason at any time upon 60 days’ prior written notice to the other.  There are no termination fees related to the cancellation of a Goodwood ship management agreement.  We will be required to obtain the consent of the applicable charterer and our lenders before we appoint a new manager; however, such consent may not to be unreasonably withheld.

We place the insurance requirements related to the fleet with mutual clubs and underwriters through insurance brokers. Such requirements are, but not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance, loss of hire insurance and charterer’s liability insurance. Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel. For vessels on bareboat charters, the charterer is responsible for all technical management of the vessel, including vessel insurance.

Suezmaxes

Each of our Suezmaxes is on bareboat charter to subsidiaries of OSG, pursuant to which the charterer is responsible for all technical management of the vessel, including vessel insurance.  Accordingly, these vessels are not subject to ship management agreements.

OUR FLEET

The following chart summarizes certain information about the ten vessels in our current fleet:

Vessel	Year Built	Dwt	Current Flag	Yard	Classification Society
VLCC
DHT Ann (1)	2001	309,327	Marshall Islands	Hyundai Heavy Industries Co.	Lloyds
DHT Chris (1)	2001	309,285	Marshall Islands	Hyundai Heavy Industries Co.	Lloyds
DHT Regal (1)	1997	309,966	Marshall Islands	Universal Shipbuilding Corporation	ABS
DHT Phoenix (4)	1999	307,151	Marshall Islands	Daewoo Heavy Industries	Lloyds
DHT Eagle (5)	2002	309,064	Marshall Islands	Samsung Heavy Industries	ABS
Venture Spirit (6)	2003	298,287	Hong Kong	Universal Shipbuilding Corp.	BV
Suezmax
Overseas Newcastle (2)	2001	164,626	Marshall Islands	Hyundai Heavy Industries Co.	ABS
Overseas London (3)	2000	152,923	Marshall Islands	Hyundai Heavy Industries Co.	DNV
Aframax
Overseas Cathy (1)	2004	111,928	Marshall Islands	Hyundai Heavy Industries Co.	ABS
Overseas Sophie (1)	2003	112,045	Marshall Islands	Hyundai Heavy Industries Co.	ABS
Overseas Rebecca (1)	1994	94,854	Marshall Islands	Hyundai Heavy Industries Co.	ABS
Overseas Ania (1)	1994	94,848	Marshall Islands	Hyundai Heavy Industries Co.	ABS

(1)	Acquired on October 18, 2005 and time chartered to a subsidiary of OSG as of that date.

(2)	Acquired on December 4, 2007 and bareboat chartered to a subsidiary of OSG as of that date.

(3)	Acquired on January 28, 2008 and bareboat chartered to a subsidiary of OSG as of that date.

(4)	Acquired on March 2, 2011 and employed in the Tankers International Pool as of April 14, 2011.

(5)	Acquired on May 27, 2011 and time chartered for a period of two years to Key Chartering, a subsidiary of Frontline Ltd, as of May 28, 2011.

(6)	Chartered in from May 16, 2011 for a period of 16-18 months and employed in the Tankers International Pool as of May 27, 2011.

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

Our two Suezmaxes, which are currently bareboat chartered to subsidiaries of OSG, are subject to the same insurance coverage as our other vessels.  However, under a bareboat charter arrangement, the charterer is responsible for all insurance for the vessel, including with respect to payment of premiums and deductibles.

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

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under our ship management agreements and the bareboat charters, Tanker Management, Goodwood and the bareboat charterers have assumed technical management responsibility for their respective vessels in our fleet, including compliance with all government and other regulations.  If our ship management agreements with Tanker Management terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance. However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Under our ship management agreements and the bareboat charter agreements, Tanker Management, Goodwood and the bareboat charterers are required to maintain operating standards for their respective tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the recent Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

INTERNATIONAL MARITIME ORGANIZATION

Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.” Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.” Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances to specified amounts that have been revised from time to time and are subject to exchange rates.

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

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has proposed similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. With respect to our Initial Vessels and our Suezmaxes, Tanker Management and the bareboat charterers, respectively, are responsible for ensuring our vessels comply with any additional regulations.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The current Vessel General Permit requirements, which remain in effect until 2013, impose technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  The EPA has proposed a new Vessel General Permit that would become effective in 2013.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Under regulations that became effective in July 2009, vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil with a sulfur content equal to or less than 1.5% and marine diesel oil with a sulfur content equal to or less than 0.5%. Effective January 1, 2014, all marine fuels must have sulfur content equal to or less than 0.1% (1,000 ppm).

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

EUROPEAN UNION TANKER RESTRICTIONS

The European Union has adopted legislation that will: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

GREENHOUSE GAS REGULATION

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. A new treaty could be adopted in the future, however, that includes restrictions on shipping emissions.  For example, the MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting.  The Energy Efficiency Design Index will require a minimum energy efficiency level per capacity mile and will be applicable to new vessels, and the Ship Energy Efficiency Management Plan will be applicable to currently operating vessels.  The requirements will enter into force in January 2013 and could cause us to incur additional compliance costs.  In addition, the IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax.  The European Union has also indicated that it intends to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, which was scheduled for discussion at MEPC 63 in February and March 2012.

In the United States, the EPA promulgated regulations in May 2010 that regulate certain emissions of greenhouse gases. Although these regulations do not cover greenhouse gas emissions from vessels, the EPA may decide in the future to regulate such emissions and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

C.	ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries as of December 31, 2011.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ania Aframax Corporation	Overseas Ania	Marshall Islands	100%
Ann Tanker Corporation	DHT Ann	Marshall Islands	100%
Cathy Tanker Corporation	Overseas Cathy	Marshall Islands	100%
Chris Tanker Corporation	DHT Chris	Marshall Islands	100%
DHT Chartering, Inc.	Venture Spirit	Marshall Islands	100%
DHT Eagle, Inc.	DHT Eagle	Marshall Islands	100%
DHT Management AS		Norway	100%
DHT Maritime, Inc.		Marshall Islands	100%
DHT Phoenix, Inc.	DHT Phoenix	Marshall Islands	100%
London Tanker Corporation	Overseas London	Marshall Islands	100%
Newcastle Tanker Corporation	Overseas Newcastle	Marshall Islands	100%
Rebecca Tanker Corporation	Overseas Rebecca	Marshall Islands	100%
Regal Unity Tanker Corporation	DHT Regal	Marshall Islands	100%
Sophie Tanker Corporation	Overseas Sophie	Marshall Islands	100%

D.	PROPERTY, PLANT AND EQUIPMENT

We own a modern fleet of double hull crude oil tankers.  The following table sets forth our wholly owned vessels as of December 31, 2011.

Vessel	Type	Approximate Dwt	Construction	Flag
DHT Ann	VLCC	309,327	Double-Hull	Marshall Islands
DHT Chris	VLCC	309,285	Double-Hull	Marshall Islands
DHT Regal	VLCC	309,966	Double-Hull	Marshall Islands
Overseas London	Suezmax	152,923	Double-Hull	Marshall Islands
Overseas Newcastle	Suezmax	164,626	Double-Hull	Marshall Islands
Overseas Cathy	Aframax	111,928	Double-Hull	Marshall Islands
Overseas Sophie	Aframax	112,045	Double-Hull	Marshall Islands
Overseas Rebecca	Aframax	94,854	Double-Hull	Marshall Islands
Overseas Ania	Aframax	94,848	Double-Hull	Marshall Islands
DHT Phoenix	VLCC	307,151	Double-Hull	Marshall Islands
DHT Eagle	VLCC	309,064	Double-Hull	Marshall Islands

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Beginning on January 1, 2009, DHT Holdings prepares its consolidated financial statements in accordance with IFRS, as issued by the IASB.   All figures included in this section are in accordance with IFRS.

BUSINESS

We currently operate a fleet of 12 double-hull crude oil tankers, of which 11 are wholly-owned by the company and one is chartered in from an unaffiliated third party. The fleet consists of six VLCCs, two Suezmax tankers and four Aframax tankers. Eight of the vessels are on time charters, two are on long-term bareboat charters and two are operating in the Tankers International Pool. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” Suezmaxes are tankers ranging in size from 130,000 to 200,000 dwt and Aframaxes are tankers ranging in size from 80,000 to 120,000 dwt. The fleet operates on international routes and has a combined carrying capacity of 2,574,304 dwt and an average age of approximately 11 years.

On October 18, 2005, we acquired our Initial Vessels, which have since been on charter to subsidiaries of Overseas Shipholding Group, Inc., or “OSG.”  In addition to the base rate we receive under these charters, we also have the opportunity to earn additional hire through profit sharing agreements. These charters commenced on the delivery of the Initial Vessels to us and provide the charterers with various options for extending the duration of the charters for increments of one, two or three years, up to a maximum of four, six or eight years, depending on the vessel, from the initial expiration date. On December 4, 2007 and January 28, 2008, respectively, we acquired two Suezmax tankers and, upon delivery, bareboat chartered these vessels to subsidiaries of OSG for fixed terms of seven years and ten years, respectively. On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised options to extend the charters of the Initial Vessels. For two of the vessels, the charters were extended for 18 months following the expiry of the initial charter periods in October 2010 and for five of the vessels, the charters were extended for 12 months following the expiry of the initial charter periods between April 2011 and April 2012.  We have been notified by OSG that the charters for the three vessels expiring in April 2012 will not be extended.  With respect to the other Initial Vessels, two of the charters expire in 2012 and two of the charters expire in 2013.  In March 2011 we took delivery of the 1999-built VLCC, named the DHT Phoenix, which we acquired for $55.0 million.  The vessel is employed in the Tankers International Pool.  In March 2011, we entered into an agreement to acquire a 2002-built VLCC for $67.0 million, named the DHT Eagle.  The vessel was delivered on May 27, 2011 and is employed on a two-year time charter to a subsidiary of Frontline Ltd.  In May 2011, we agreed to charter in a 2003-built, VLCC, the Venture Spirit, at $27,000 per day for 16-18 months with a continuous purchase option. The vessel was delivered on May 16, 2011 and is employed in the Tankers International Pool.

DHT has entered into agreements with technical managers, which are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure DHT’s fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.  Under the bareboat charters for our two Suezmax tankers, the charterer is responsible for paying all operating costs associated with the vessels.  Accordingly, we do not incur any operating expenses associated with these vessels.

FACTORS AFFECTING OUR RESULTS

The principal factors that affect our results of operations and financial condition include:

●	the charter rate that we are paid under our charters and the amount of additional hire, if any, that we may receive under certain of our charter arrangements;

●	with respect to the vessels not on period charter, the revenues earned by such vessels;

●
with respect to the vessels on time charters, the number of off hire days during which we will not be entitled, under our charter arrangements, to receive either the basic charter rate or additional hire;

●	the required capital expenditures related to our vessels;

●	the amount of vessel operating expenses;

●	our insurance premiums and vessel taxes;

●	our vessels’ depreciation and potential impairment charges;

●	our general and administrative and other expenses;

●	our interest expense including any interest swaps we may enter;

●	general market conditions when existing charters expire; and

●	prepayments under our credit facilities to remain in compliance with covenants.

Our revenues are principally derived from charter hire under time charters, bareboat charters and the revenues earned in the Tankers International Pool.  In addition, we could derive revenues from additional hire related to certain of our current charter arrangements.  These revenues are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy.  The number of vessels is affected by the construction of new vessels and by the removal of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values.

Our expenses consist primarily of vessel operating expenses, interest expense, depreciation expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses.

The charterers of each of our vessels as of December 31, 2011 pay us charter hire monthly in advance with additional hire, if any, paid quarterly in arrears. With respect to the vessels operating in the Tankers International Pool, distributions of earnings are evaluated monthly and distributions are made monthly.  We pay daily vessel operating expenses under our ship management agreements monthly in advance.  We are required to pay interest under our secured credit facilities quarterly in arrears, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

Our future results will also depend upon the general market conditions when our existing charter contracts expire.  OSG has the option to extend the charters of our Initial Vessels at prevailing market rates at the time plus five percent provided that such amount may not exceed the current base rates.  If OSG elects to extend the charters, the profit sharing element will continue; however, if OSG does not extend the charters, our revenue generating capabilities will depend on the spot and/or period market at the time our vessel(s) are redelivered to us.  We have been notified by OSG that they will not extend the charters for DHT Regal, Overseas Ania and Overseas Rebecca when the initial charter periods for these vessels expire in April 2012.  With respect to the other two charters with expiry of the initial charter periods in 2012, we have not yet been notified by OSG of their intentions.  Our two Suezmaxes are on fixed rate bareboat charters that will expire in 2014 and 2018, and OSG does not have the option to extend these charters.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2011, 2010 and 2009 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2011, included as Item 18 of this report.

Revenue Recognition

Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

In addition to the base hire from the time charters, certain of our vessels generate revenue from additional hire by operating in pools.  In such pools, shipping revenue and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.   These pools generate a majority of their revenue from voyage charters.

Within the shipping industry, there are two methods used to account for voyage revenues: (i) ratably over the estimated length of each voyage and (ii) completed voyage.  The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the pools in which we participate.  Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis.  In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis.  Since, at the time of discharge, management of each of the pools generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.  Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.  Each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We acquired our two Suezmax tankers on December 4, 2007 and January 28, 2008, respectively.  These vessels are on bareboat charters.  Revenues from bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

Vessel Lives and Impairment

With respect to our Initial Vessels, the carrying value of each vessel represents its original cost at the time it was delivered less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard less impairment, if any.  The depreciation per day is calculated based on the vessel’s original cost less a residual value which is equal to the product of the vessel’s lightweight tonnage and an estimated scrap rate per ton.

With respect to our two Suezmax tankers and our two VLCCs acquired in 2011, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard less impairment, if any.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  In evaluating impairment under IFRS, we consider the higher of (i) fair market value less costs to sell and (ii) the present value of the future cash flows of a vessel, or “value in use”. In such instances the vessel is considered impaired and is written down to its recoverable amount.  This assessment is made at the individual vessel level in 2011.  However, impairment test can be performed on a fleet wide basis; for example, when the vessels are dependent on profit sharing on a fleet wide basis.  In 2010 and 2009, we determined that our initial fleet of vessels operating on time charters with OSG constituted a single cash generating unit as (a) all seven vessels were on charter to the same customer, (b) all seven charters were negotiated together and (c) all seven vessels had profit sharing on a fleet wide basis.  In 2011, we changed our assessment of cash generating units because we expect OSG not to extend the charters for several of the vessels and consequently profit sharing on a fleet-wide basis for all the Initial Vessels will not be applicable for periods subsequent to the expiration dates of the charters.

In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on current market conditions, historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The most important assumptions in calculating the present value of the future cash flows of our vessels for determining “value in use” are future charter rates, ship operating expenses and the discount rate. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is equal to or less than the carrying amount for such vessels.

As a result of the decline in charter rates and vessels value during 2011, we have performed an impairment test using the value in use method.  The impairment test resulted in an impairment charge in 2011 of $56.0 million. The impairment test was performed using an estimated weighted average cost of capital, or “WACC,” of 8.47%.  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  If the estimated WACC had been 9.47%, the impairment charge would have been $63.3 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $68.2 million.

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the fair market value of our vessels by obtaining various charter-free broker valuations as of specific dates.  We generally do not include the impact of market fluctuations in vessel prices in our financial statements.  We do, however, monitor our business and assets on a regular basis for potential asset impairment.  The following chart sets forth our fleet information, purchase prices and carrying values as of December 31, 2011.

Vessel	Built	Vessel Type	Purchase Date	Purchase Price	Carrying Value (12/31/2011)
				(Dollars in thousands)
Initial Vessels acquired en-bloc:

DHT Ann	2001	VLCC	Oct 2005
DHT Chris	2001	VLCC	Oct 2005
DHT Regal	1997	VLCC	Oct 2005
Overseas Cathy	2004	Aframax	Oct 2005
Overseas Sophie	2003	Aframax	Oct 2005
Overseas Rebecca	1994	Aframax	Oct 2005
Overseas Ania	1994	Aframax	Oct 2005
Total (1)				580,600	217,926

Subsequent acquisitions:

Overseas Newcastle	2001	Suezmax	Dec 2007	92,700	54,387
Overseas London	2000	Suezmax	Jan 2008	90,300	62,690
DHT Phoenix	1999	VLCC	Mar 2011	55,000	52,467
DHT Eagle	2002	VLCC	May 2011	67,000	67,072

(1)	Purchase price is based on the initial offering price of $12 per share at our initial public offering in October 2005.

With respect to certain of our Initial Vessels we believe the fair market value was less than their carrying value as of December 31, 2011 and that the aggregate fair market value of these vessels was less than their aggregate carrying value as of that date.  We believe the aggregate amount of this deficit as of December 31, 2011 for these vessels was approximately $23.0 million. However, when we consider the value of the discounted cash flows (value in use) we believe that our recoverable amount for each of these vessels (as measured by such vessel’s value in use) exceeded the applicable carrying value as of December 31, 2011.

With respect to the Overseas Newcastle and Overseas London, based on broker valuations as of December 31, 2011, and disregarding the charters attached to each of the vessels, we believe the aggregate fair market value of these vessels was less than their aggregate carrying value as of that date.  We believe the aggregate amount of this deficit as of December 31, 2011 for these vessels was approximately $53.0 million.  These vessels do however have long-term bareboat charter contracts with fixed rates attached.  Hence, we consider the value of the discounted cash flows (value in use) when determining whether an impairment charge would be required.  We believe that our recoverable amount for each of these vessels (as measured by such vessel’s value in use) exceeded the applicable carrying value as of December 31, 2011.

With respect to DHT Phoenix and DHT Eagle, we believe the fair market value was less than their carrying value as of December 31, 2011 and that the aggregate amount of this deficit as of December 31, 2011 for these two vessels was approximately $42.2 million. However, when we consider the value of the discounted cash flows (value in use) we believe that our recoverable amount for each of these vessels (as measured by such vessel’s value in use) exceeded the applicable carrying value as of December 31, 2011.  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to the value of our vessels.

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock that is subject to vesting conditions. Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period. The fair value of restricted common stock that vest based on continued employment/office only are considered to be equal to the fair market value of common stock at the grant date. For restricted stock granted in May 2010 that vest due to both continued employment and market conditions, the calculated fair value at grant date was valued at 62% of the fair value of the common stock using a Monte Carlo simulation. For restricted stock granted in September 2010 that vest due to both continued employment and market conditions, the calculated fair value at grant date was 31.5% for 150,000 shares and 40% for 150,000 shares of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 37.5%, based on historical volatility. For restricted stock granted in September 2011 that vest due to both continued employment and market conditions, the calculated fair value at grant date was 42.5% for 220,000 shares and 82.2% for 330,000 shares of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33.0%, based on historical volatility.

RESULTS OF OPERATIONS

All figures are presented in accordance with IFRS, as issued by the IASB.

Income from Vessel Operations

Shipping revenues increased by $10.4 million, or 11.6%, to $100.1 million in 2011 from $89.7 million in 2010. This increase was attributable to the addition of three vessels to our fleet during the first half of 2011.  In 2011 and 2010, there was no profit sharing under our profit-sharing arrangements. Shipping revenues decreased by $12.9 million, or 12.6%, to $89.7 million in 2010 from $102.6 million in 2009.  This decrease was attributable to lower freight markets in 2010 which resulted in no additional hire being earned in 2010.

Voyage expenses of $1.3 million in 2011 relate to bunker consumption to reposition the newly acquired DHT Phoenix to enter the Tankers International Pool. There were no similar expenses during 2010 and 2009.

Vessel expenses increased by $0.6 million in 2011, to $30.8 million from $30.2 million in 2010. This increase is due to the acquisition of two VLCCs during 2011 partly offset by lower ongoing vessel expenses.  Vessel expenses increased by $0.2 million in 2010, to $30.2 million from $30.0 million in 2009.

Charter hire expense for 2011 was $6.2 million related to the charter of the Venture Spirit.  There was no charter hire expense during 2010 and 2009.

Depreciation and amortization increased by $1.9 million in 2011, to $30.3 million from $28.4 million in 2010 mainly as a result of the acquisition of two VLCCs in 2011 partially offset by lower depreciation both due to the $56.0 million impairment charge in the third quarter of 2011 and higher estimated scrap rate per ton used as a basis for residual values that impact depreciation. Depreciation and amortization increased by $1.6 million in 2010, to $28.4 million from $26.8 million in 2009 principally as a result of Drydocking expenses being capitalized and amortized over the period to the next estimated Drydocking.

General and Administrative Expenses

General and administrative expenses increased by $1.3 million to $9.2 million in 2011 from $7.9 million in 2010. The increase in 2011 is mainly due to a high level of activity including the February equity offering, the contemplated Saga Tankers acquisition, and fleet expansion. General and administrative expenses increased by $3.3 million to $7.9 million in 2010 from $4.6 million in 2009. The increase in 2010 was mainly due to expenses related to our corporate restructuring, legal costs related to the resolution of the proxy contest related to our 2010 annual meeting of stockholders, and changes in management.

General and administrative expenses for 2011, 2010 and 2009 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Interest expense declined by $6.1 million to $7.3 million in 2011 and by $4.7 million to $13.5 million in 2010 compared to $18.1 million in 2009.  These declines were primarily due to (i) the expiration of an interest rate swap in the notional amount of $194.0 million in October 2010 and (ii) the principal repayment of $50.0 million in June 2009,  $28.0 million in February 2010 and $24.0 million in September 2011 under the RBS Credit Facility, offset by the two new credit agreements entered into in 2011 for a total amount of $61.0 million.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry.  We financed the acquisition of our Initial Vessels with the net proceeds of our IPO, borrowings under the RBS Credit Facility and through the issuance of shares of our common stock to a subsidiary of OSG.  We financed the acquisition of the Overseas Newcastle on December 4, 2007, and the Overseas London on January 28, 2008, with borrowings under the RBS Credit Facility.  We financed the purchase price of each of the DHT Phoenix and DHT Eagle with cash and borrowings under the DHT Phoenix Credit Facility and DHT Eagle Credit Facility, respectively.  Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, charter hire expense, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under the secured credit facility.  We fund our working capital requirements with cash from operations.  We collect our charter hire from our vessels on charters monthly in advance and pay our estimated vessel operating costs monthly in advance.  We receive cash distributions related to the vessels operating in the Tankers International Pool typically on a monthly basis. We receive additional hire, if any, quarterly in arrears.

Since 2009, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  Dividends are subject to the discretion of our board of directors.

Operating period	Total Payment	Per share	Record date	Payment date
Jan. 1-March 31, 2009	$12.2 million	$0.25	June 3, 2009	June 16, 2009
April 1-June 30, 2009	—	—	—	—
July 1-Sept. 30, 2009	—	—	—	—
Oct. 1-Dec. 31, 2009	—	—	—	—
Jan. 1-March 31, 2010	$4.9 million	$0.10	May 31, 2010	June 8, 2010
April 1-June 30, 2010	$4.9 million	$0.10	Sept. 9, 2010	Sept. 17, 2010
July 1-Sept. 30, 2010	$4.9 million	$0.10	Nov. 11, 2010	Nov. 22, 2010
Oct. 1-Dec. 31, 2010	$4.9 million	$0.10	Feb. 4, 2011	Feb. 11, 2011
Jan. 1-March 31, 2011	$6.4 million	$0.10	Apr. 29, 2011	May 9, 2011
April 1-June 30, 2011	$6.4 million	$0.10	Jul. 28 2011	Aug. 4, 2011
July 1-Sept. 30, 2011	$1.9 million	$0.03	Nov. 8, 2011	Nov. 16, 2011
Oct. 1-Dec. 31, 2011	$1.9 million	$0.03	Feb. 7,2012	Feb. 15, 2012

We believe that cash flow from our charters in 2012 will be sufficient to fund the interest payments under our secured credit facilities.  We funded the acquisition of the Overseas Newcastle for $92.7 million on December 4, 2007, and the acquisition of the Overseas London for $90.3 million on January 28, 2008, with borrowings under the RBS Credit Facility, which was increased from $401.0 million to $420.0 million in 2007.  Following this increase, we were required to make a principal repayment of $75.0 million no later than December 31, 2008.  We repaid the $75.0 million in October 2008 with cash on hand including proceeds from the issuance of 9.2 million new shares in April and May 2008 for net proceeds of approximately $91.4 million.  We repaid a further $50.0 million in June 2009 with cash on hand including proceeds from the issuance of 9.4 million new shares of common stock in April 2009 for net proceeds of approximately $38.4 million. We repaid a further $28.0 million in April 2010 with cash on hand.

The RBS Credit Facility contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility is less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference is required to be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers. In order to stay in compliance with this covenant we made a prepayment of $24.0 million in September 2011.  In addition, in December 2011, we agreed with RBS to make a prepayment of $18.0 million in December 2011 and a further prepayment of $12.0 million in the first quarter of 2012 to stay in compliance with this covenant.  As of December 31, 2011, DHT Maritime’s borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps was $227.6 million.  The charter-free market value of the vessels that secure the RBS Credit Facility was estimated to be $259.0 million as of December 31, 2011, providing a ratio of 114.0%.  However, with the prepayment of $12.0 million in the first quarter of 2012 agreed with RBS, the ratio will be 120%. As a result, we were in compliance with the financial covenants contained in the RBS Credit Facility as of December 31, 2011.  The value of our vessels was determined on a “willing seller and willing buyer” basis by an independent third party.

We funded the acquisition of the DHT Phoenix for $55.0 million with borrowings by one of our subsidiaries, DHT Phoenix, Inc., of $27.5 million under a secured credit facility with DVB Bank for a term of five years and cash at hand.  The full amount of the credit facility was borrowed on March 1, 2011 and is repayable in nineteen quarterly installments of $0.609 million from June 1, 2011 to December 1, 2015 and a final payment of $15.9 million on March 1, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Phoenix Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00%; and (iii) the removal of the cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow after debt repayments to prepay an aggregate amount of up to $2 million over the term of the loan.  As of March 16, 2012, the prepayment of $6.7 million had not been made.  As of December 31, 2011, we were in compliance with this minimum value clause.  The DHT Phoenix Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20.0 million.  As of December 31, 2011, our borrowings under the DHT Phoenix Credit Facility was $25.7 million.

We funded the acquisition of the DHT Eagle for $67.0 million with borrowings by one of our subsidiaries, DHT Eagle, Inc., of $33.5 million under a secured credit facility with DNB for a term of five years and cash at hand.  The full amount of the credit facility was borrowed on May 27, 2011 and is repayable in nineteen quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Eagle Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.9 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%, and (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 2.75%.  As of March 16, 2012, the prepayment of $6.9 million had not been made.  As of December 31, 2011, we were in compliance with this minimum value clause.  The DHT Eagle Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20.0 million.  As of December 31, 2011, our borrowings under the DHT Eagle Credit Facility was $32.3 million.

Working capital, defined as total current assets less total current liabilities, at December 31, 2011 was $15.5 million compared with $46.1 million at December 31, 2010.  The decline in working capital in 2011 was primarily due to the decline in cash and cash equivalents and an increase in the current portion of long-term debt.  The decline in cash was mainly due to the acquisition of two vessels in the first half of the year and debt prepayments offset by borrowings to partially finance the acquisitions of the vessels and the proceeds from an equity offering in February 2011. Working capital at December 31, 2010 was $46.1 million compared with $50.0 million at December 31, 2009.  The decline in working capital in 2010 was primarily due to the decline in cash and cash equivalents as a result of debt repayment in February 2010.

Net cash provided by operating activities was $44.3 million in 2011 compared to $34.3 million in 2010.  This increase was primarily attributable to higher revenues as a result of the increased fleet during 2011.  Net cash provided by operating activities was $34.3 million in 2010 compared to $54.6 million in 2009.  This decline was primarily attributable to lower additional hire in 2010 from our Initial Vessels that OSG operates in pools and higher general and administrative expenses.  Net cash used in investing activities was $123.2 million in 2011 compared to $5.6 million in 2010.  The increase was mainly due to the acquisition of two vessels in 2011.  Net cash used in investing activities was $5.6 million in 2010 compared to $5.4 million in 2009.  Net cash provided by financing activities was $62.9 million in 2011 compared to net cash used of $42.7 million in 2010 and $35.6 million in 2009.  In 2011, we issued common stock for total net proceeds of $67.5 million and raised long-term debt totaling $60.2 million.  This was offset by cash dividends paid of $19.7 million and repayment of long-term debt of $45.1 million.  In 2010, we paid cash dividends of $14.7 million and repaid $28.0 million under the RBS Credit Facility.  In 2009, we issued common stock with total proceeds of $38.4 million while we paid cash dividends of $23.9 million and repaid $50.0 million under the RBS Credit Facility.   We had $281.9 million of total debt outstanding at December 31, 2011, compared to $266.0 million at December 31, 2010 and $294.0 million at December 31, 2009.

For events in 2012, please refer to “Item 4.B.  Recent Developments.”

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2011, our long-term contractual obligations were as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
	(Dollars in thousands)
Long-term debt (1)	$21,087	$9,337	$22,342	$44,897	$76,668	$127,128	$301,459
Interest rate swaps (2)	$3,868	$48	—	—	—	—	$3,915
Operating leases (3)	$6,993	—	—	—	—	—	$6,993

(1)
Amounts shown include contractual installment and interest obligations on $224.0 million of debt outstanding under the RBS Credit Facility, $25.7 million under the DHT Phoenix Credit Facility and $32.3 million under the DHT Eagle Credit Facility.  The interest obligations have been determined using a LIBOR of 0.58% per annum plus margin. The interest rate on the $170.0 million is LIBOR + 0.70%, the interest rate on $54.0 million is LIBOR + 0.85%, the interest on $25.7 million is LIBOR + 2.75% and the interest on $32.3 million is LIBOR 2.50%.  The interest on the balance outstanding is payable quarterly.

(2)	The interest rate swap has a nominal amount of $65.0 million, and the Company pays a fixed rate of 5.95% and receives a floating rate. The interest rate swap expires on January 18, 2013.

(3)	Charter hire payments related to the charter in of the Venture Spirit.

We collect our charter hire for our vessels on charter monthly in advance and pay the estimated vessel operating expenses monthly in advance.  We receive cash distributions related to the vessels operating in the Tankers International Pool typically on a monthly basis.  Additional hire revenues, if any, are paid to us quarterly in arrears.  Although we can provide no assurances, we expect that our cash flow from our chartering arrangements and vessels operating in the Tankers International Pool will be sufficient to cover our vessel operating expenses, charter hire expense, vessel capital expenditures, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

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

As of December 31, 2011, we are party to one floating-to-fixed interest rate swap with a notional amount of $65.0 million pursuant to which we pay a fixed rate of 5.95% including the applicable margin and receive a floating rate based on LIBOR.  The swap expires on January 18, 2013.  As of December 31, 2011, we recorded a liability of $3.6 million relating to the fair value of the swap.  The change in fair value of the swaps in 2011 has been recognized in our income statement.  The fair value of interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.

Like most of the shipping industry our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF COST INCREASES

We are required to pay the actual costs associated with the technical management of the vessels.  As a result, the cost of the technical management of the vessels for 2010 and 2011 and in the future will reflect the effects of cost increases.  Vessel operating expenses will also be impacted by any future vessel acquisitions.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the above-mentioned interest rate swap, we do not currently have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

SECURED CREDIT FACILITIES

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities.  Because the following is only a summary, it does not contain all information that you may find useful.

Royal Bank of Scotland

General

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  As of December 31, 2011, DHT Maritime’s subsidiaries owned nine of our vessels, and payments under our charters with OSG were made to DHT Maritime’s subsidiaries.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401.0 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The RBS Credit Facility consisted of a $236.0 million term loan, a $150.0 million vessel acquisition facility and a $15.0 million working capital facility.  DHT Maritime is the borrower under the RBS Credit Facility and our vessel-owning subsidiaries are the sole guarantors of its performance thereunder.

DHT Maritime borrowed the entire amount available under the term loan upon the completion of our IPO to fund a portion of the purchase price for the Initial Vessels that were acquired from OSG.  On November 29, 2007, DHT Maritime amended the RBS Credit Facility to increase the total commitment thereunder by $19.0 million to $420.0 million.  Under the terms of the credit facility, the previous $15.0 million working capital facility and $150.0 million vessel acquisition facility were canceled and replaced with a new $184.0 million vessel acquisition facility, which was used to fund the entire purchase price of the two Suezmax tankers, the Overseas Newcastle and the Overseas London.  Following delivery of the Overseas London on January 28, 2008 the acquisition facility was fully drawn.

Borrowings under the initial $236.0 million term loan bear interest at an annual rate of LIBOR plus a margin of 0.70%.  Borrowings under the vessel acquisition portion of the RBS Credit Facility bear interest at an annual rate of LIBOR plus a margin of 0.85%.  To reduce our exposure to fluctuations in interest rates, we entered into an interest rate swap on October 18, 2005 pursuant to which we fixed the interest rate for five years on the full amount of our term loan at 5.60%.  Such swap agreement expired on October 18, 2010.  On October 16, 2007, we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008.

Following the above-mentioned increase, the RBS Credit Facility was repayable with one initial installment of $75.0 million in 2008, and commencing on January 18, 2011 the balance of the credit facility was repayable with 27 quarterly installments of $9.075 million.  A final payment of $99.975 million was payable with the last quarterly installment.  The initial installment of $75.0 million was repaid in October 2008.  In June 2009, February 2010 and September 2011, respectively, DHT Maritime repaid a further $50.0 million, $28.0 million and $24.0 million under the credit facility.  In addition, in December 2011, the Company agreed with RBS to make a prepayment of $18 million in December 2011 and a further prepayment of $12 million in the first quarter of 2012 in order to stay in compliance with the 120% minimum value covenant.  Following these repayments, the RBS Credit Facility is repayable with one installment of $4.125 million in July 2014 followed by eleven quarterly installments of $9.075 million and a final payment of $108.05 million in July 2017.

The RBS Credit Facility is secured by, among other things, a first priority mortgage and assignment of charter hire guarantees on each of the vessels that are owned by DHT Maritime’s subsidiaries and a pledge of the balances in certain bank accounts on each of the vessels that are owned by DHT Maritime’s subsidiaries.

The RBS Credit Facility contains covenants that prohibit DHT Maritime and each of its subsidiaries from, among other things, (i) incurring additional indebtedness without the prior consent of the lenders, (ii) permitting liens on assets, (iii) merging or consolidating with other entities or transferring all or substantially all of their assets to another person and (iv) paying dividends if the charter-free market value of the vessels that secure their obligations under the credit facility is less than 135% of their borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps that they enter.

The RBS Credit Facility agreement provides that in the event of either the sale or total loss of a vessel, DHT Maritime and its subsidiaries must prepay an amount under the credit facility proportionate to the market value of the sold or lost vessel compared with the total market value of all of DHT Maritime’s and its subsidiaries’ vessels before such sale or loss together with accrued interest on the amount prepaid and, if such prepayment occurs on a date other than an interest payment date, any interest breakage costs.

The RBS Credit Facility agreement also contains a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility is less than 120% of their borrowings under the secured credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference shall be recovered by pledge of additional security acceptable to the lender or by a prepayment of the amount outstanding at the option of the borrowers.  See “Item 5 Operating and Financial Review and Prospects—Liquidity and Sources of Capital” for further discussion of compliance with the financial covenant.

Each of the following events, among others, with respect to DHT Maritime or any of its subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the RBS Credit Facility agreement: non-payment of amounts due under the credit facility; breach of the covenants; misrepresentation; cross-defaults to other indebtedness in excess of $2.0 million; materially adverse judgments or orders; event of insolvency or bankruptcy; acceleration of any material amounts that DHT Maritime or any of its subsidiaries is obligated to pay; breach of a time charter or a charter hire guaranty in connection with any of the vessels; default under any collateral documentation or any swap transaction; cessation of operations; unlawfulness or repudiation; if, in the reasonable determination of the lender, it becomes impossible or unlawful for DHT Maritime or any of its subsidiaries to comply with their obligations under the loan documents; and if any event occurs that, in the reasonable opinion of the lender, has a material adverse effect on DHT Maritime and its subsidiaries’ operations, assets or business, taken as a whole.

The RBS Credit Facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the secured credit facility be repaid immediately and terminate DHT Maritime’s and its subsidiaries’ ability to borrow under the secured credit facility and foreclose on the mortgages over the vessels and the related collateral.

DVB Bank SE, London Branch

On February 25, 2011 DHT Phoenix, Inc., a wholly owned subsidiary of DHT Holdings, entered into a $27.5 million secured credit facility with DVB Bank for a term of five years, the “DHT Phoenix Credit Facility.” The DHT Phoenix Credit Facility is guaranteed by DHT Holdings. Borrowings under the DHT Phoenix Credit Facility bear interest at an annual rate of LIBOR plus a margin of 2.75%.

The full amount of the DHT Phoenix Credit Facility was borrowed on March 1, 2011 and is repayable in nineteen quarterly installments of $0.6 million from June 1, 2011 to December 1, 2015, and a final payment of $15.9 million on March 1, 2016. In addition, DHT Phoenix, Inc. is required to apply one third of quarterly free cash flow after debt repayments to prepay up to an aggregate amount of up to $2 million over the term of the loan. These prepayments will be applied to reduce the final payment.

The DHT Phoenix Credit Facility is secured by, among other things, a first priority mortgage on the DHT Phoenix, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of the balances of DHT Phoenix, Inc.’s bank accounts and a first priority pledge of all the issued shares of DHT Phoenix, Inc. The DHT Phoenix Credit Facility contains covenants that prohibit DHT Phoenix, Inc. from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person.

The DHT Phoenix Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secure DHT Phoenix, Inc.’s obligations under the credit facility be no less than 130% of their borrowings under the DHT Phoenix Credit Facility.

DHT Holdings covenants that, throughout the term of the DHT Phoenix Credit Facility, DHT Holdings on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

On March 7, 2012, we entered into an agreement to amend the DHT Phoenix Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00%, and (iii) the removal of the cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow after debt repayments to prepay an aggregate amount of up to $2 million over the term of the loan.  As of March 16, 2012, the prepayment of $6.7 million had not been made.

DNB Bank ASA

On May 24, 2011 DHT Eagle, Inc., a wholly owned subsidiary of DHT Holdings, entered into a $33.5 million secured credit facility with DNB for a term of five years, the “DHT Eagle Credit Facility.” The DHT Eagle Credit Facility is guaranteed by DHT Holdings. Borrowings under the credit facility bear interest at an annual rate of LIBOR plus a margin of 2.50%.

The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and is repayable in nineteen quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.

The DHT Eagle Credit Facility is secured among others by a first priority mortgage on the DHT Eagle, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of DHT Eagle, Inc.’s bank accounts and a first priority pledge over the shares in DHT Eagle, Inc.  The DHT Eagle Credit Facility contains covenants that prohibit DHT Eagle, Inc. from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The DHT Eagle Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secure DHT Eagle, Inc.’s obligations under the credit facility be no less than 130% of their borrowings under the DHT Eagle Credit Facility.

DHT Holdings covenants that, throughout the term of the DHT Eagle Credit Facility, DHT Holdings, on a consolidated basis, shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

On March 7, 2012, we entered into an agreement to amend the DHT Eagle Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.9 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%, and (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 2.75%.  As of March 16, 2012, the prepayment of $6.9 million had not been made.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	56	Class II Director and Chairman
Einar Michael Steimler	64	Class I Director
Randee Day	63	Class II Director
Rolf A. Wikborg	53	Class III Director
Robert N. Cowen	63	Class I Director
Svein Moxnes Harfjeld	47	Chief Executive Officer
Trygve P. Munthe	50	President
Eirik Ubøe	51	Chief Financial Officer

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors.  Mr. Erik A. Lind has more than 30 years’ experience in corporate banking, global shipping and specialized and structured asset financing.  Mr. Lind is currently the Chief Executive of Tufton Oceanic.  Prior to this he served six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital. Mr. Lind currently serves on the advisory board of A.M. Nomikos, a Greek ship-owning company. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

Einar Michael Steimler—Director.  Mr. Einar Michael Steimler has over 38 years’ experience in the shipping industry.  From 2008 to 2011 he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until end 2007. From 1998 to 2010, Mr. Steimler served as a Director of Euronav. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics. Mr. Steimler is a resident of the United Kingdom and a citizen of Norway.

Randee Day—Director.  Ms. Randee Day has been a President and Chief Executive of Day & Partners, Inc., a financial advisory firm, since September 2010 and from 1985 to 2004. Ms. Day served as Chief Executive Officer of DHT Holdings, Inc. during parts of 2010. From 2004 to March 2010, Ms. Day was a Managing Director and head of Maritime Investment Banking at Seabury Transportation Holdings LLC. From 1979 to 1985, Ms. Day served as the head of J.P. Morgan’s Marine Transportation and Finance department in New York. Since 2001, Ms. Day has served as a Director of TBS International plc.

Rolf A. Wikborg—Director.  Mr. Rolf A. Wikborg has over 28 years’ experience in the shipping industry.  Mr. Wikborg was a founding partner of AMA Capital Partners, a maritime merchant banking firm involved in the shipping, offshore and cruise sectors. Prior to founding the AMA, Mr. Wikborg worked with Fearnleys in Norway and Mexico. He now runs his own maritime investment banking practice.  He is a director of Western Bulk and is advisor to Kuwait Finance House on maritime matters. Mr. Wikborg holds a Bachelor of Science in Management Sciences from the University of Manchester, England. Mr. Wikborg is a citizen and resident of Norway.

Robert N. Cowen—Director.  Mr. Robert N. Cowen has over 25 years of senior level executive experience in the shipping industry. Since February of 2010, he has served as a Managing Director of Lincoln Vale LLC, an alternative investment management firm with a focus on investing in dry bulk shipping. From February 2007 to December 2007 he served as Chief Executive Officer of OceanFreight, Inc. From October 2005 to December 2006, Mr. Cowen was a partner in Venable LLP. Prior to this, Mr. Cowen worked for 25 years at Overseas Shipholding Group, Inc. where he served as Chief Operating Officer from 1999 until 2005. Mr. Cowen holds an A.B. degree from Cornell University and a J.D. degree from the Cornell Law School.

Svein Moxnes Harfjeld—Chief Executive Officer.  Mr. Harfjeld joined DHT as Chief Executive Officer on September 1, 2010. Mr. Harfjeld has over 20 years of experience in the shipping industry. He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously he held senior positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. Mr. Harfjeld currently serves on the advisory board of Offshore Installation Group. Mr. Harfjeld is a citizen of Norway.

Trygve P. Munthe—President.  Mr. Munthe joined DHT as President on September 1, 2010. Mr. Munthe has over 20 years of experience in the shipping industry. He most recently served as Director with the Norwegian shipowner Arne Blystad. He was previously CEO of Western Bulk, President of Skaugen Petrotrans and CFO of I.M. Skaugen. Mr. Munthe currently serves as chairman of the board of Ness, Risan & Partners AS. Mr. Munthe is a citizen of Norway.

Eirik Ubøe—Chief Financial Officer.  Mr. Uboe joined DHT in 2005 as Chief Financial Officer. Mr. Ubøe has been involved in international accounting and finance for more than 20 years including as finance director of the Schibsted Group and a vice president in the corporate finance and ship finance departments of various predecessors to JPMorgan Chase. Mr. Ubøe holds an MBA from the University of Michigan’s Ross School of Business and a Bachelor in Business Administration from the University of Oregon. Mr. Ubøe is a citizen of Norway.

B.	COMPENSATION

DIRECTORS’ COMPENSATION

In 2011, each member of our board of directors was paid an annual fee of $47,500, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors.  We paid our chairman an additional $65,000 to compensate him for the extra duties incident to that office.  We paid the chairperson of each of our audit, nomination, compensation and corporate governance committees an additional $11,750 and an additional $4,750 to each of the other members of our committees.  We paid each director $1,250 for each board of directors meeting attended.  On September 1, 2011, the chairman was awarded 40,000 shares of restricted stock, of which 24,000 shares vest in three equal amounts in June 2012, June 2013 and June 2014, subject to the chairman remaining a member of our board of directors.  The remaining 16,000 shares of restricted stock awarded to the chairman vest in three equal amounts in June 2012, June 2013 and June 2014, subject to the chairman remaining a member of our board of directors and certain market conditions.  On September 1, 2011, the four other members of our board of directors as of this date were each awarded 27,500 shares of restricted stock, of which 16,500 shares vest in three equal amounts in June 2012, June 2013 and June 2014, subject to each member of our board of directors remaining a member of our board of directors.  The remaining 11,000 shares of restricted stock awarded to each member of our board of directors vest in three equal amounts in June 2012, June 2013 and June 2014, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  During the vesting period of the shares of restricted stock awarded to our directors on September 1, 2011, each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to each director as the shares vest.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our chief executive officer, Mr. Svein Moxnes Harfjeld received an annual salary of NOK 3,780,000.  Our president, Mr. Trygve P. Munthe, received an annual salary of NOK 3,150,000.  Our chief financial officer, Mr. Eirik Ubøe, received an annual salary of NOK 1,900,000 and a cash bonus of NOK 1,140,000.  In addition, each executive officer participates in a defined benefit pension plan under which NOK 519,013, NOK 573,564 and NOK 286,866 was set aside for each of the executives, respectively.  Also, each executive is reimbursed for expenses incurred in the performance of his duties as our executive officer and receives the equity-based compensation described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Mr. Ubøe that set forth their rights and obligations as our chief executive officer, president and chief financial officer, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

On September 1, 2011, Mr. Harfjeld and Mr. Munthe were each awarded 150,000 shares of restricted stock, of which 90,000 shares each vest in three equal amounts in June 2012, June 2013 and June 2014 subject to continued employment with us.  The remaining 60,000 shares of restricted stock awarded to each of Mr. Harfjeld and Mr. Munthe vest in three equal amounts in June 2012, June 2013 and June 2014 subject to continued employment with us and certain market conditions.  On September 1, 2011, Mr. Ubøe was awarded 60,000 shares of restricted stock, of which 36,000 shares vest in three equal amounts in June 2012, June 2013 and June 2014 subject to continued employment with us.  The remaining 24,000 shares of restricted stock awarded to Mr. Ubøe vest in three equal amounts in June 2012, June 2013 and June 2014 subject to continued employment with us and certain market conditions.  During the relevant vesting periods of the shares of restricted stock awarded to Mr. Ubøe, Mr. Harfjeld and Mr. Munthe, each executive officer will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to Mr. Ubøe, Mr. Harfjeld and Mr. Munthe as their shares vest.

In the event that we terminate Mr. Ubøe’s employment other than for “cause” (as such term is defined in the employment agreement), subject to Mr. Ubøe’s execution and delivery of an irrevocable waiver and general release of claims in favor of the company and his compliance with the restrictive covenants described below, we will continue to pay his base salary through the first anniversary of such date of termination and all of his equity-based compensation shall immediately vest and become exercisable.  In the event that Mr. Ubøe terminates his employment for good reason (as such term is defined in the employment agreement) within one year following a change of control (as such term is defined in the employment agreement), we will continue to pay his base salary through the first anniversary of such date of termination.  In the event that Mr. Ubøe loses his position for good reason within six months following a change of control, he may, at the board of directors’ discretion, be entitled to a payment equal to twice his annual base salary and any unvested equity awards will become fully vested.  If Mr. Ubøe’s employment is terminated due to death or disability (as such latter term is defined in the employment agreement), we will continue to pay his base salary through the first anniversary of such date of termination.  In the event that Mr. Ubøe’s employment is terminated for cause, we are only obligated to pay his salary and unreimbursed expenses through the termination date.

In the event that we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment other than for “cause” (as such term is defined their employment agreements), subject to their execution of employment termination agreements that include waivers of all claims in favor of the company and their compliance with certain requests from us related to termination as well as with the restrictive covenants described below, we will continue to pay his base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in their employment agreements).   In the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control (as such term is defined in their employment agreements) for good reason (as such term is defined in their employment agreements), then we will continue to pay such executive officer his base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in their employment agreements).  In addition, in the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control for good reason, such executive will be entitled to 100% of his bonus (as provided for in the employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but not yet vested shares will vest immediately and become exercisable.  In the event that Mr. Harfjeld and Mr. Munthe’s employment is terminated for cause, we are only obligated to pay salary and unreimbursed expenses through the termination date.

Pursuant to their employment agreements, each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed to protect our confidential information.  Each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed during the term of the agreements and for a period of one year following their termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.  Mr. Ubøe has additionally agreed, pursuant to his employment agreement, not to criticize or disparage us, our affiliates or any related persons, including customers clients, suppliers or vendors, whether in writing or orally.  Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment shall fully and wholly be given to us.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Incentive Compensation Plans

We currently maintain two equity compensation plans, the 2005 Incentive Compensation Plan (as amended from time to time, the “2005 Plan”) and the 2011 Incentive Compensation Plan (the “2011 Plan”) (together, the “Plans”).  The 2011 Plan was approved by our shareholders at our annual meeting on June 14, 2011.  The 2005 Plan was discontinued and replaced by the 2011 Plan.  Previously issued awards granted under the 2005 Plan remain outstanding, but awards may no longer be granted under such plan.

The Plans were established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The 2011 Plan and the 2005 Plan are identical in all material respects, except that the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2011 Plan is 2,000,000.

The following description of the Plans is qualified by reference to the full texts thereof, copies of which are filed as exhibits to this report.

Awards

The Plans provide for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended and non-statutory stock options, or “NSOs,” restricted share awards, restricted stock units, or “RSUs,” cash incentive awards and other equity-based or equity-related awards.

Plan administration

The Plans are administered by the compensation committee of our board of directors or such other committee as our board of directors may designate to administer the Plans.  Subject to the terms of the Plans and applicable law, the compensation committee has sole and plenary authority to administer the Plans, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award in response to changes in tax law or unforeseen tax consequences of such awards and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the Plans.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2011 Plan is 2,000,000.  If an award granted under the Plans is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plans.  However, no additional awards can be granted under the 2005 Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the Plans and awards under the Plans as it deems equitable or desirable in its sole discretion.

Stock options

The compensation committee may grant (or, in the case of the 2005 Plan, was able to grant) both ISOs and NSOs under the Plans.  Except as otherwise determined by the compensation committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plans) of our common stock on the date of grant.  In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant.  All options granted under the 2011 Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.  All options granted under the 2005 Plan were NSOs unless the applicable award agreement expressly stated that the option was intended to be an ISO.

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

Restricted shares and restricted stock units

Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plans or the applicable award agreement; provided, however, that the compensation committee may determine that restricted shares and RSUs may be transferred by the participant.  Upon the grant of a restricted share, certificates will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the compensation committee or us.  Upon lapse of the restrictions applicable to such restricted shares, we or the custodian, as applicable, will deliver such certificates to the participant or his or her legal representative.  Except as otherwise specified by the compensation committee in any award agreement, restrictions applicable to awards of restricted shares shall lapse, and such restricted shares will become vested with respect to one-fourth of such restricted shares on each of the first four anniversaries of the date of grant.

An RSU will have a value equal to the fair market value of a share of our common stock.  RSUs may be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the compensation committee, upon the lapse of restrictions applicable to such RSU or in accordance with the applicable award agreement.

The compensation committee may provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents, respectively, payable in cash, shares of our common stock or other property.

Cash incentive awards

Subject to the provisions of the 2011 Plan, the compensation committee may grant cash incentive awards payable upon the attainment of one or more individual, business or other performance goals or similar criteria.

Other stock-based awards

Subject to the provisions of the 2011 Plan, the compensation committee may grant to participants other equity-based or equity-related awards.  The compensation committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

Amendment and termination of the Plans

Subject to any government regulation and to the rules of the NYSE or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the Plans may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plans or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plans or (ii) modify the requirements for participation under the Plans.  No modification, amendment or termination of the Plans that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the Plans or by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary.

Change of control

The Plans provide that, unless otherwise provided in an award agreement, in the event we experience a change of control (as defined in the Plans), unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

●	all options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

●
all outstanding restricted shares that are still subject to restrictions on forfeiture will become fully vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to the change in control;

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

Term of the 2011 Plan

No award may be granted under the 2011 Plan after May 11, 2014, the third anniversary of the date the 2011 Plan was approved by our Board.  The 2005 Plan has been discontinued, and therefore future awards may no longer be granted under the 2005 Plan.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of five directors, all of whom are independent under the applicable rules of the NYSE. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Each of Mr. Erik Lind, Mr. Rolf Wikborg and Ms. Randee Day was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Robert N. Cowen was initially appointed in May 2010. The term of our Class III director, Mr. Wikborg, expires in 2012; the term of our Class II directors, Mr. Lind and Ms. Day, expires in 2013; and the term of our Class I directors, Mr. Steimler and Mr. Cowen, expires in 2014.  Ms. Day and Mr. Lind were re-elected as our Class II directors at our annual stockholders meeting on June 17, 2010 and Mr. Steimler and Mr. Cowen were re-elected as our Class I directors at our annual stockholders meeting on June 14, 2011.

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

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements.  Ms. Randee Day is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K and chairperson of the committee.  In addition to Ms. Day, the members of the audit committee are Mr. Cowen (chairperson), Mr. Lind and Mr. Wikborg.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.  The members of the compensation committee are Mr. Steimler (chairperson), Mr. Lind and Mr. Wikborg.

The purpose of our nominating committee is to (i) identify individuals qualified to become board of directors members and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments and (iii) review and make recommendations for executive management appointments.  The members of the nominating committee are Mr. Lind (chairperson), Mr. Steimler and Mr. Cowen.

The purpose of our corporate governance committee is to (i) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (ii) coordinate an annual evaluation of the board of directors and its chairman.  The members of the corporate governance committee are Ms. Day (chairperson), Mr. Cowen and Mr. Wikborg.

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

As of December 31, 2011, we had 7 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Stockholders.” See “Item 6.B Compensation” for a description of the Company’s Incentive Compensation Plans under which employees of the Company can be awarded restricted shares of the Company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 14, 2012.  Following the completion of our IPO we have one class of common stock outstanding and each outstanding share will be entitled to one vote.

	Number of Shares	Percentage of Outstanding Shares
Persons owning more than 5% of a class of our equity securities
BlackRock, Inc. (1)	3,655,592	5.7

Directors
Erik A. Lind (2)	136,634	*
Randee Day (3)	113,634	*
Rolf A. Wikborg (3)	111,634	*
Einar Michael Steimler (4)	78,588	*
Robert Cowen (4)	117,588	*
Executive Officers
Svein Moxnes Harfjeld (5)	723,696	*
Trygve P. Munthe (5)	746,946	*
Eirik Ubøe (6)	213,174	*

Directors and executive officers as a group (8 persons) (7)	2,237,502	3.5

*	Less than 1%
(1)	Based on a Schedule 13G filed by BlackRock, Inc. with the Commission on February 9, 2012.
(2)	Includes 103,507 shares of restricted stock subject to vesting conditions.
(3)	Includes 78,507 shares of restricted stock subject to vesting conditions.
(4)	Includes 70,152 shares of restricted stock subject to vesting conditions.
(5)	Includes 433,333 shares of restricted stock subject to vesting conditions.
(6)	Does not include 11,574 options with an exercise price of $12 per share and expiring on October 18, 2015. Includes 131,483 shares of restricted stock subject to vesting conditions.
(7)	Includes 1,398,974 shares of restricted stock subject to vesting conditions.

Our major shareholders have the same voting rights as our other shareholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.	RELATED PARTY TRANSACTIONS

For a description of related party transactions, see Note 12 to our consolidated financial statements for December 31, 2011, included as Item 18 of this report.

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

Historically, we paid quarterly dividends to the holders of our common stock in March, June, September and December of each year, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board of directors.  In January 2008, our board of directors approved a new dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $0.25 per share.  The dividends paid related to the four quarters of 2008 amounted to $0.25, $0.25, $0.30 and $0.30 per share, respectively.  The dividend paid related to the first quarter of 2009 was $0.25 per share.  For the last three quarters related to 2009 we did not pay any dividend. For each of the four quarters related to 2010 we paid a dividend of $0.10 per share.  The dividends paid related to the four quarters of 2011 amounted to $0.10, $0.10, $0.03 and $0.03 per share, respectively.

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

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”  The following table lists the high and low closing market prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2007	$18.73	$11.64
December 31, 2008	12.61	3.25
December 31, 2009	6.74	3.39
December 31, 2010	4.89	3.51
December 31, 2011	5.15	0.66

Quarter ended:
March 31, 2010	4.29	3.30
June 30, 2010	4.89	3.75
September 30, 2010	4.40	3.75
December 31, 2010	4.99	4.02
March 31, 2011	5.12	4.37
June 30, 2011	4.86	3.54
September 30, 2011	3.90	2.01
December 31, 2011	1.93	0.66

Month ended:
September 30, 2011	2.80	2.01
October 31, 2011	1.93	1.56
November 30, 2011	1.52	0.82
December 31, 2011	1.06	0.66
January 31, 2012	1.09	0.74
February 29, 2012	1.28	1.03

5.	TYPE AND CLASS OF SECURITIES
Not applicable.

6.	LIMITATIONS OF SECURITIES
Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

AUTHORIZED CAPITALIZATION

Under our articles of incorporation, our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2011, we had outstanding 64,450,762 shares of common stock and no shares of preferred stock.  All of our shares of stock are in registered form.

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

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law.  We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

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

Classified Board of Directors

Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

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

Other than the Executive Officer Employment Agreements (described below), our charters, the Ship Management Agreements (as amended), our Guarantees, the RBS Credit Facility (as amended), the DHT Phoenix Credit Facility (as amended), the DHT Eagle Credit Facility (as amended), the Nomination Agreement with MMI Group, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock.  This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Code, Treasury regulations issued thereunder, published administrative interpretations of the U.S. Internal Revenue Service, or “IRS,” and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Operating Income: In General

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes.  As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. taxation of shipping income

For purposes of the following discussion, “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture we directly or indirectly own or participate in that generates such income, or from the performance of services directly related to those uses.

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

2.	either:

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

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market.  Since our common stock is our only class of outstanding stock, this test will be satisfied if, (i) our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year).  We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests.  However, even if we do not satisfy both tests, these tests are deemed satisfied if our common stock is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such stock.  We believe this is and will continue to be the case.

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

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that:

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 15% (through 2012) provided that (i) the common stock is readily tradable on an established securities market in the United States (such as the NYSE); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of common stock—paid by us.  If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.  Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder.

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

Tax Reporting

Recently-adopted legislation imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets (which include stock in a foreign corporation).  Such U.S. individuals may be required to file IRS Form 8938 with their U.S. federal income tax returns.  U.S. Holders are urged to consult with their own tax advisors concerning this legislation and the filing of IRS Form 8938.

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned in connection with the performance of services.  The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income.  In recent guidance, however, the IRS stated that it disagrees with the holding of the Fifth Circuit case, and specified that time charters should be treated as contracts for services.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  As a result, the IRS or a court could disagree with our position that we are not currently a PFIC.  No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Under recently-adopted legislation, if we were to be treated as a PFIC for any taxable year, U.S. Holders would be required to file an annual report for that taxable year on IRS Form 8621. Unless a U.S. Holder was already required to make this filing prior to the new legislation, such U.S. Holder would not be required to make this filing until the IRS releases a revised Form 8621 and accompanying instructions. At that time, such U.S. Holder would be required to file Form 8621 for the current and all future taxable years during which we were treated as a PFIC, as well as any preceding such years for which the revised form and instructions were not available.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

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

Taxation of U.S. Holders of a PFIC not making a timely QEF or “mark-to-market” election

Finally, if we were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

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

Dividends on common stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.  If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, exchange or other disposition of common stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions made within the United States to you will be subject to information reporting requirements if you are a non-corporate U.S. Holder.  Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption.  If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.  Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

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

As of the end of the fiscal year ended December 31, 2011 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, due to the material weaknesses described below, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Notwithstanding the existence of the material weaknesses described below, our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2011 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or ”COSO”.  Based on our assessment, management has determined that the Company’s internal controls over financial reporting were not effective as of December 31, 2011, due to the material weaknesses described below.

During 2011, we contracted an additional technical ship management service provider, or “service provider”, for five of our vessels.  In addition to service fees, we authorize and reimburse the service provider for costs incurred to operate our vessels.  As part of our annual assessment of internal control over financial reporting, deficiencies were identified in the service provider’s internal controls over its vessel expense reporting to DHT.  Deficiencies were also identified in DHT’s controls over the vessel expense reports provided by the service provider, and such deficiencies resulting in undetected misstatements.  As a result of such deficiencies, management concluded that material weaknesses existed in our internal control over financial reporting as of December 31, 2011.

A material weakness is “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.”

The material weaknesses identified, which impact DHT’s vessel expenses, comprise the following:

●
The service provider lacked effectively-designed controls to ensure that costs resulting from purchase order commitments for vessel expenses were recorded only in the period when goods or services were received.  Our own controls over these vessel expenses were not designed to be precise enough to identify expenses recorded in an incorrect period in the service provider’s reporting.  As a result, approximately $299,000 of expenses were recorded in 2011 when such amounts should have been recorded in 2012.

●
The service provider lacked effectively-designed controls to ensure that costs incurred not subject to purchase orders were recorded in the correct period.  Our own controls over these vessel expenses were not designed to be precise enough to identify expenses recorded in an incorrect period in the service provider’s reporting. Consequently, approximately $162,000 of tonnage tax and classification fee expenses were recorded in 2011 when such amounts should have been recorded in 2012.

●	Controls over restricted access, testing and approval of program changes and back-up procedures for information technology systems at the service provider were not operating effectively.

●	Certain controls over the completeness and accuracy of wage-related expenses for shipboard personnel of the service provider were not effectively designed or failed to operate effectively.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in their report which appears in Item 18 on page F-3.

D.	CHANGES IN INTERNAL CONTROL OVER REPORTING

Except for the control deficiencies that resulted in a material weakness related to DHT’s vessel expenses as further described above, there have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

E.	REMEDIATION PLANS

We are in the process of remediating, and working with our service provider to remediate, the control deficiencies discussed under Item 15.B. above.  These remediation plans are in the early phase of (i) redesign of controls related to recording vessel expenses in the correct period, the accuracy of wage-related expenses and redesigning the precision and effectiveness of our oversight controls over vessel expenses; and (ii) implementation of controls over restricted access, testing and approval of program changes and back-up procedures for information technology systems at the service provider and controls for the review and reconciliation of wage reporting.  We expect that the remediation activities described above will remediate the material weaknesses.  Management recognizes that they will only be able to conclude that the aforementioned material weaknesses in internal control over financial reporting have been remediated when the necessary internal controls have been designed effectively, placed into operation, operated for a reasonable period of time and tested, after which, management may conclude that the controls are operating effectively.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Ms. Randee Day is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Ms. Day is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees, including its Chief Executive Officer (its principal executive officer) and Chief Financial Officer (its principal accounting officer).  In March 2011, we revised our Code of Business Conduct and Ethics to require board approval (rather than management approval) to authorize outside directorships for employees.  The Company has posted this Code of Ethics to its website at www.dhtankers.com, where it is publicly available.  In addition, the Company will provide a printed copy of its Code of Business Conduct and Ethics to its shareholders upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2009, 2010 and 2011.

Fees	2009	2010	2011
Audit Fees (1)	$200,000	$186,900	$195,900
Audit-Related Fees (2)	35,250	64,100	212,500
Tax Fees	–	–	–
All Other Fees	–	–	–
Total	$235,250	$251,000	$408,400

(1)
Audit fees for 2009, 2010 and 2011 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2009, 2010 and 2011, respectively.

(2)
Audit-related fees for 2011 consisted of $75,700 in respect of quarterly limited reviews, $70,800 in attest services not required by statute or regulation and $66,000 in respect of services rendered for preparation of a registration statement on Form F-3, comfort letter, out-of-pocket expenses and other services. Audit-related fees for 2010 consisted of $39,300 in respect of quarterly limited reviews and $24,800 in respect of services rendered for the preparation of a registration statement on Form F-3. Audit-related fees for 2009 consisted of $29,500 in respect of services rendered for the preparation of a registration statement on Form F-3 for the issue of 9.4 million shares and $5,750 related to the filing of a registration statement on Form S-8.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2011.

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

The following financial statements, together with the related report of Ernst & Young AS, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1+++++	Amended and Restated Articles of Incorporation of DHT Holdings, Inc.
1.2++++++	Amended and Restated Bylaws of DHT Holdings, Inc.
2.1+++	Form of Common Stock Certificate.
2.2*	Registration Rights Agreement.
4.1.1*	Form of RBS Credit Agreement.
4.1.2******	Amendment No. 1 to RBS Credit Agreement.
4.1.3	DVB Bank SE Credit Agreement.
4.1.4	First Supplemental Agreement to DVB Bank SE Credit Agreement.
4.1.5	DNB Bank ASA Credit Agreement.
4.1.6	Addendum No. 1 to DNB Bank ASA Credit Agreement.
4.2.1*	Time Charter ─ Overseas Ann.
4.2.2*	Time Charter ─ Overseas Chris.
4.2.3*	Time Charter ─ Overseas Regal.
4.2.4*	Time Charter ─ Overseas Cathy.
4.2.5*	Time Charter ─ Overseas Sophie.
4.2.6*	Time Charter ─ Overseas Rebecca.
4.2.7*	Time Charter ─ Overseas Ania.
4.2.8*******	Amendment to Time Charter ─ Overseas Ania.
4.2.9*******	Amendment to Time Charter ─ Overseas Ann.
4.2.10*******	Amendment to Time Charter ─ Overseas Cathy.
4.2.11*******	Amendment to Time Charter ─ Overseas Chris.
4.2.12*******	Amendment to Time Charter ─ Overseas Rebecca.
4.2.13*******	Amendment to Time Charter ─ Overseas Regal.
4.2.14*******	Amendment to Time Charter ─ Overseas Sophie.
4.3.1**	Memorandum of Agreement ─ Overseas Newcastle.
4.3.2**	Memorandum of Agreement ─ Overseas London.
4.4.1*	Ship Management Agreement ─ Overseas Ann.
4.4.2*	Ship Management Agreement ─ Overseas Chris.

4.4.3*	Ship Management Agreement ─ Overseas Regal.
4.4.4*	Ship Management Agreement ─ Overseas Cathy.
4.4.5*	Ship Management Agreement ─ Overseas Sophie.
4.4.6*	Ship Management Agreement ─ Overseas Rebecca.
4.4.7*	Ship Management Agreement ─ Overseas Ania.
4.5.1***	Amendment to Ship Management Agreement ─ Overseas Ann.
4.5.2***	Amendment to Ship Management Agreement ─ Overseas Chris.
4.5.3***	Amendment to Ship Management Agreement ─ Overseas Regal.
4.5.4***	Amendment to Ship Management Agreement ─ Overseas Cathy.
4.5.5***	Amendment to Ship Management Agreement ─ Overseas Sophie.
4.5.6***	Amendment to Ship Management Agreement ─ Overseas Rebecca.
4.5.7***	Amendment to Ship Management Agreement ─ Overseas Ania.
4.5.8*******	Ship Management Agreement.
4.6*	Charter Framework Agreement.
4.7*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement.
4.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.
4.9*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters.
4.10*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.
4.11++++++	Employment Agreement of Svein Moxnes Harfjeld.
4.12++++++	Employment Agreement of Trygve P. Munthe.
4.13****	Employment Agreement of Eirik Ubøe.
4.13.1****	Indemnification Agreement of Eirik Ubøe by Double Hull Tankers, Inc.
4.14*	2005 Incentive Compensation Plan.
4.15********	First Amendment to the 2005 Incentive Compensation Plan.
4.16++++	Second Amendment to the 2005 Incentive Compensation Plan.
4.17+++++	2011 Incentive Compensation Plan.

4.18++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.
4.19++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Charters.
4.20++	Indemnification Agreement of Eirik Ubøe by DHT Holdings, Inc.
4.21+	Nomination Agreement with MMI Group.
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
23.1	Consent of Ernst & Young AS.

Footnotes to exhibits:

+	Incorporated herein by reference from the Company’s Form 6-K filed on May 14, 2010.
++	Incorporated herein by reference from the Company’s Form 8-K12G3 filed on March 1, 2010.
+++	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-32640).
++++	Incorporated herein by reference from the Company’s Registration Statement on Form S-8 (File No. 333-167613).
+++++	Incorporated herein by reference from the Company’s Registration Statement on Form S-8 (File No. 333-175351).
++++++	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-32640).
*	Incorporated herein by reference from the Company’s Registration Statement on Form F-1 (File No. 333-128460).
**	Incorporated herein by reference from the Company’s Registration Statement on Form F-3 (File No. 333-147001).
***	Incorporated herein by reference from the Company’s Form 6-K filed on May 17, 2007.
****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).
*****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-32640).
******	Incorporated herein by reference from the Company’s Form 6-K filed on September 2, 2009.
*******	Incorporated herein by reference from the Company’s Form 6-K filed on February 12, 2009.
********	Incorporated herein by reference from the Company’s Form S-8 filed on October 9, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 19, 2012	By:	/s/ Svein Moxnes Harfjeld
Name: Svein Moxnes Harfjeld
Title: Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DHT Holdings, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2012 expressed an adverse opinion thereon.

/s/ Ernst & Young AS

Oslo, Norway
March 19, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DHT Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the portion of the Company’s vessel expenses reported by a service provider. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2011 consolidated financial statements and this report does not affect our report dated March 19, 2012, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, DHT Holdings, Inc. has not maintained effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

/s/ Ernst & Young AS

Oslo, Norway
March 19, 2012

DHT Holdings, Inc.
Consolidated Statement of Financial Position as of December 31

(Dollars in thousands)	Note	2011	2010

ASSETS
Current assets
Cash and cash equivalents	8,9	$42,624	$58,569
Accrued charter hire	4	5,021	464
Prepaid expenses		1,783	2,713
Total current assets		49,428	61,746

Non-current assets
Vessels	6	454,542	412,744
Other property, plant and equipment		533	21
Other long term receivables		54	844
Deposit for vessel acquisition	6	-	5,500
Total non-current assets		455,129	419,109

Total assets		504,557	480,855

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	7	5,243	4,449
Derivative financial instruments	8	3,422	3,065
Current portion long term interest bearing debt	8,9	16,938	-
Deferred shipping revenues	4	8,357	8,088
Total current liabilities		33,959	15,602

Non-current liabilities
Long term interest bearing debt	8,9	263,632	265,231
Derivative financial instruments	8	178	3,224
Other non-current liabilities		340	457
Total non-current liabilities		264,150	268,912

Stockholders’ equity
Common stock	10	640	487
Paid-in additional capital		308,727	240,537
Retained earnings/(deficit)		(102,164)	(42,188)
Other components of equity		(756)	(2,495)

Total stockholders’ equity		206,448	196,341
Total liabilities and stockholders’ equity		$504,557	$480,855

DHT Holdings, Inc.
Consolidated Income Statement

		Year Ended December 31	Year Ended December 31	Year Ended December 31
(Dollars in thousands, except share and per share amounts)	Note	2011	2010	2009

Shipping revenues	3,4	$100,123	$89,681	$102,576

Operating expenses
Voyage expenses		1,286	-	-
Vessel expenses	6	30,811	30,221	30,034
Charter hire expense	6	6,150	-	-
Depreciation and amortization	6	30,278	28,392	26,762
Impairment charge	6	56,000	-	-
General and administrative	11, 12	9,152	7,869	4,588
Total operating expenses		133,677	66,482	61,384

Income from vessel operations		(33,554)	23,199	41,192

Interest income		91	131	298
Interest expense	8	(7,347)	(13,478)	(18,130)
Fair value gain/(loss) on derivative financial instruments	8	949	268	(4,062)
Swap amortisation	8	(230)	(3,710)	(2,452)
Profit/loss before tax		(40,091)	6,410	16,846
Taxation	14	(181)	(33)	-
Net income/loss for the year		$(40,272)	$6,377	$16,846
Attributable to the owners of parent		$(40,272)	$6,377	$16,846

Basic net income/loss per share		$(0.64)	$0.13	$0.36
Diluted net income/loss per share		$(0.64)	$0.13	$0.36

Weighted average number of shares (basic)	5	62,748,233	48,776,270	46,321,404
Weighted average number of shares (diluted)	5	62,761,889	48,779,606	46,321,404

DHT Holdings, Inc.
Statement of Comprehensive Income

(Dollars in thousands)	Note	2011	2010	2009

Net Income / loss for the year		$(40,272)	$6,377	$16,846
Other comprehensive income:
Reclassification adj. from previously cash flow hedges	8	1,739	11,868	12,055

Total comprehensive income for the period		(38,533)	18,245	28,901

Attributable to owners of the parent		$(38,533)	$18,245	$28,901

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

				Paid-in
(Dollars in thousands, except per share data)		Common Stock		Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	Equity
Balance at January 1, 2009		39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income					16,846	12,055	28,901
Cash dividends declared
and paid					(23,949)		(23,949)
Issue of Common stock		9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	11	28,609		749			749
Balance at December 31, 2009		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924

				Paid-in
(Dollars in thousands, except per share data)		Common Stock		Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	Equity
Balance at January 1, 2010		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income					6,377	11,868	18,245
Cash dividends declared
and paid					(14,741)		(14,741)
Compensation related to options and restricted stock	11	86,358		913			913
Issue of restricted stock
awards		159,706					-
Balance at December 31, 2010		48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341

				Paid-in
(Dollars in thousands, except per share data)		Common Stock		Additional	Retained	Cash Flow	Total
		Shares	Amount	Capital	Earnings	Hedges	Equity
Balance at January 1, 2011		48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341
Total comprehensive income					(40,272)	1,739	(38,533)
Cash dividends declared
and paid					(19,704)		(19,704)
Issue of Common stock	10	15,425,300	154	67,294			67,448
Compensation related to options and restricted stock	11	103,501		896			896
Balance at December 31, 2011		64,450,762	$641	$308,727	$(102,164)	$(756)	$206,448

Transaction costs on stock issues:
The amount recognized as additional paid-in capital in 2011 and 2009, respectively, is after the deduction of share issue cost of $486 and $207, respectively.

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

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

(Dollars in thousands)	Note	Year ended December 31 2011	Year ended December 31 2010	Year ended December 31 2009

Cash Flows from Operating Activities:
Net income / loss		$(40,272)	$6,377	$16,846
Items included in net income not affecting cash flows:
Depreciation and amortization	6	30,527	28,391	26,762
Impairment charge	6	56,000	-	-
Amortization related to interest and swap expense	8	(949)	(78)	4,251
Deferred compensation related to options and restricted stock	11	897	913	749
Changes in operating assets and liabilities:
Receivables	8	-	-	8,791
Accrued charter hire, prepaid expenses and receivables	8	(2,837)	250	(3,121)
Accounts payable, accrued expenses and prepaid charter hire	7	965	(1,587)	326
Net cash provided by operating activities		44,331	34,266	54,604

Cash flows from Investing Activities:
Vessel acquisition deposit	6	-	(5,500)	-
Investment in vessels	6	(122,574)	(99)	(5,411)
Investment in property, plant and eqipment		(630)	(21)	-
Net cash used in investing activities		(123,204)	(5,620)	(5,411)

Cash flows from Financing Activities
Issue of common stock, net of offering cost	10	67,540	-	38,400
Cash dividends paid	10	(19,706)	(14,741)	(23,949)
Issue of long term interest bearing debt	8.9	60,169	-	-
Repayment of long-term debt	8,9	(45,077)	(28,000)	(50,000)
Net cash provided by/ (used in) financing activities		62,926	(42,741)	(35,549)

Net increase/(decrease) in cash and cash equivalents		(15,948)	(14,095)	13,644
Cash and cash equivalents at beginning of period		58,569	72,664	59,020
Cash and cash equivalents at end of period	8.9	$42,621	$58,569	$72,664

Specification of items included in operating activities:
Interest paid		6,920	15,348	18,303
Interest received		109	137	303

Notes to the consolidated financial statements for year ended December 31, 2011

Note 1 - General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange.  The Company’s principal executive office is located at 26 New Street, St Helier, Jersey, Channel Islands.

DHT Maritime, Inc. (formerly Double Hull Tankers, Inc.) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”).  In October 2005, DHT Maritime, Inc. completed its initial public offering.  During the first half of 2007, OSG sold all of its common stock of the Company.  Subsequent to a corporate restructuring in March 2010, DHT Maritime, Inc. is now a wholly owned subsidiary of DHT Holdings, Inc.

The Company has 13 wholly-owned Marshall Islands subsidiaries and one Norwegian subsidiary.  Eleven of the Marshall Islands subsidiaries are vessel owning companies (the “Vessel Subsidiaries”) and one is a vessel chartering subsidiary.  The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2011 our fleet of 11 owned and one chartered in vessel consisted of six very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 2,574,304 dwt. Our strategy is to employ our vessels in a combination of charters with stable cash flow and with market exposure.

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

Basis of consolidation

The consolidated financial statements comprise the financial statement of DHT Holdings, Inc. and entities controlled by the Company (its subsidiaries).  Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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

The Company assess at each reporting date if there is any indication that an impairment recognized in prior period may no longer exist or may have decreased.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined, had no impairment loss been recognized in prior years.  Such reversals are recognized in the income statement.

Property, plant and equipment other than vessels

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment charges.  Depreciations are calculated on a straight line basis over the assets expected useful life and adjusted for any impairment charges.  Expected useful life is 5 years for furniture and fixtures and 3 years for computer equipment and software.  Expected useful lives of long-lived assets are reviewed annually.  Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.  Major assets with different expected useful lives are reported as separate components.  Property, plant and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.  The difference between the assets carrying amount and its recoverable amount is recognized in the in income statement as impairment.  Property, plant and equipment that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific or assets or the arrangement conveys a right to use the asset. Time charters and bareboat charter arrangements are assessed to involve lease arrangements. Leases in which a significant portion of the risks and rewards of the ownership are retained by the lessor are classified as operating lease. The charter arrangements whereby the Company’s vessels are leased are treated as operating leases. Payments made under operating leases are further described in the paragraph discussing revenue.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized on a straight line basis over the rental periods of such charters.  Revenue is recognized from delivery of the vessel to the charterer, until the end of the lease term.

For vessels operating in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formula used to allocate net pool revenues allocate net revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.

Voyage expenses are expenses incurred due to a vessel travelling to a destination, such as fuel cost and port charges.

Charter hire expense is expensed as incurred based on the charter rate stipulated in the charter agreement.

Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of the time charters and one of the bareboat charters that the Company has entered into with subsidiaries of OSG, the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters.  Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

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

b) Derivatives

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate. The swaps were designated and qualified as cash flow hedges until December 31, 2008. The Company applied hedge accounting until December 31, 2008. From January 1, 2009 the Company has discontinued hedge accounting prospectively.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date.  The resulting gain and loss is recognized in profit or loss immediately.

When a derivative is an effective hedge instrument, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income.  The ineffective portion of effective hedges is immediately recognized in income.  Changes in fair value of derivatives that are not effective hedges are recognized through income.

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

Financial assets – receivables

Trade receivables are measured at amortised cost using the effective interest rate method, less any impairment.  Normally the interest element could be disregarded since  the receivables are short term.  The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts.  The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information.

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

Balance Sheet Classification

Current assets and current liabilities include items due less than one year from the balance sheet date, and items related to the operating cycle, if longer, and those primarily held for trading.  The current portion of long-term debt is included as current liabilities.  Other assets than those described above are classified as non-current assets.

Where the Company holds a derivative as an economic hedge (even if hedge accounting is not applied) for a period beyond 12 months after the balance sheet date, the derivative is classified as non-current (or separated into current and non-current).

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are related if they are subject to common control or common significant influence.  Key management personnel of the Company are also related parties.  All transactions between the related parties are recorded at  estimated market value.

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

Pension

Payments to defined contribution retirement benefit plans are recognised as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period.  Actuarial gains and losses that exceed 10 per cent of the greater of the present value of the company’s defined benefit obligation and the fair value of plan assets as at the end of the prior year are amortised over the expected average remaining working lives of the participating employees.  Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and as reduced by the fair value of plan assets.  Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Areas where significant estimates have been applied are:

●
Impairment testing of Vessels: Impairment occurs when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.  The value in use calculation is based on a discounted cash flow model where the estimated future net cash flows of an asset are discounted.  The Company’s vessels transport crude oil and the earnings for our vessels are highly volatile.  The recoverable amount is highly sensitive to the assumptions made for estimated future revenues per day for each of the vessels and to some extent the discount rate used to discount future cash flows.

●
Depreciation: As described above, the Company reviews estimated useful lives and residual values each year.  Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development, competition as well as industry, environmental and legal requirements.  In addition residual value may vary due to changes in market prices on scrap.

●
Drydock period: The drydock period impacts the depreciation rate applied to capitalized survey cost.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2 1/2 years.

●
Stock based compensation: Expenditures related to stock based compensation are calculated using an option pricing model which includes various assumptions including strike price, vesting period, risk free rate and volatility.

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements.

Impairment

Each of the Company’s vessels have been viewed a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.  The reason for this assessment, which is different from year end 2010, is that we expect OSG not to extend the charters for several of the vessels.

Changes in accounting policy and disclosure

(a) New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2011 but not currently relevant to the group (although they may affect the accounting for future transactions and events).

●	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective January 1, 2011.

●	Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14).  The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction’.

●	Annual Improvements project, issued May 2010. The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011 and not early adopted.

Except for the amendment to IAS 19, it is currently assessed that non of the standards, amendments and interpretation to existing standards will have material impact on the financial statements as the currently is presented, however they may have impact in the future

●
IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements (Amendment) The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets.  The amendment becomes effective for annual periods beginning on or after July 1, 2011.  The amendment affects disclosure only and has no impact on the Company’s financial position or performance.

●
IFRS 7 - Amendment: New disclosure requirements - Offsetting of Financial Assets and Financial Liabilities The IASB has introduced new disclosure requirements in IFRS 7.  These disclosures, which are similar to the new US GAAP requirements, would provide users with information that is useful in (a) evaluating the effect of potential effect of netting arrangements on an entity’s financial position and (b) analysing and comparing financial statements prepared in accordance with IFRSs and US GAAP.  The amendment becomes effective for annual periods beginning on or after January 1, 2013.

●
IAS 19 Employee Benefits (Amendment).  The amendments to IAS 19 Employee Benefits, proposes major changes to the accounting for employee benefits, including the removal of the option for deferred recognition of changes in pension plan assets and liabilities (known as the “corridor approach”).  The result is greater balance sheet volatility for the Company since the corridor approach has been used.  In addition, these amendments will limit the changes in the net pension asset (liability) recognised in profit or loss to net interest income (expense) and service costs.  Expected returns on plan assets will be replaced by a credit to income based on the corporate bond yield rate.  The amendment becomes effective for annual periods beginning on or after January 1, 2013.

●
IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income (Amendment) The amendments to IAS 1 change the grouping of items presented in OCI.  Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified.  The amendment becomes effective for annual periods beginning on or after July 1, 2012.

●
IAS 12 Income Taxes – Recovery of Underlying Assets (Amendment).  The amendment clarified the determination of deferred tax on investment property measured at fair value.  The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale.  Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset.  The amendment becomes effective for annual periods beginning on or after January 1, 2012.

●
IAS 27 Separate Financial Statements (as revised in 2011).  As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements.  The amendment becomes effective for annual periods beginning on or after January 1, 2013.

●
IAS 28 Investments in Associates and Joint Ventures (as revised in 2011).  As a consequence of the new IFRS 11 and IFRS 12.  IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.  The amendment becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 9 Financial Instruments: Classification and Measurement.  Phase 1 of IFRS 9 Financial Instruments, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement, has been published.  As each phase is completed, chapters with the new requirements will be added to IFRS 9, and the relevant portions deleted from IAS 39.  Phase 1 of IFRS 9 is applicable to all financial assets within the scope of IAS 39.  At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value.  For subsequent measurement, financial assets that are debt instruments are classified at amortized cost or fair value on the basis of both:  a) The entity’s business model for managing the financial assets; and b)The contractual cash flow characteristics of the financial asset.

All other debt instruments are subsequently measured at fair value.  All financial assets that are equity investments are measured at fair value either through Other Comprehensive Income (OCI) or profit or loss.

The standard is effective for annual periods beginning on or after January 1, 2013.

●
IFRS 10 Consolidated Financial Statements.  IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements.  It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities.  IFRS 10 establishes a single control model that applies to all entities including special purpose entities.  The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27.  This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 11 Joint Arrangements.  IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers.  IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation.  Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.  This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 12 Disclosure of Involvement with Other Entities.  IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28.  These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.  A number of new disclosures are also required.  This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 13 Fair Value Measurement.  IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements.  IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.  The standard defines “fair value” in the context of IFRS as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is not an entity-specific measurement, but rather is focused on market participant assumptions for a particular asset or liability.  Therefore, when measuring fair value, an entity considers the characteristics of the asset or liability, if market participants would consider those characteristics when pricing the asset or liability at the measurement date.  This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IAS 32 - Amendment: Offsetting Financial Assets and Financial Liabilities.  These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneously.  This standard becomes effective for annual periods beginning on or after January 1, 2014.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2011, nine of the Company’s Vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group, Inc (“OSG”) pursuant to either time charters or bareboat charters. One vessel is chartered to a subsidiary of Frontline Ltd. pursuant to a time charter with expiry in the second quarter 2013 and two vessels are operated in the Tankers International Pool as of December 31, 2011. Seven vessels are time chartered to OSG with the terms expiring from the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively. One customer represented $88,746 of the Company’s revenues in 2011 (2010: $89,681; 2009: $102,576).

Note 4 - Charter arrangements

The following summarises the material terms of the Company’s charters.
Ten of the Company’s vessels are on charters subject to either time charter or bareboat charter. The tables below provide details of the charters:

Time charters with OSG:

Charter periods:

Vessel	Expiry after Extension *	Maximum Remaining Extension term
DHT Ann	April 17, 2013	7 years
DHT Chris	October 17, 2012	7 years
DHT Regal	April 17, 2012	None
Overseas Cathy	January 17, 2013	7 years
Overseas Sophie	July 17, 2012	7 years
Overseas Rebecca	April 17, 2012	None
Overseas Ania	April 17, 2012	None

*On November 26, 2008, DHT entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the vessels’ initial charter periods. For the Overseas Rebecca and the Overseas Ania, the charters were extended for 18 months after the initial charter periods expired in October 2010 at the basic charter rate. With regards to the remaining five vessels, the charters were extended for 12 months after the initial charter periods expire between April 2011 and April 2012. With regards to DHT Regal, Overseas Ania and Overseas Rebecca, the Company has been notified that OSG will not extend the charters.

The basic hire under the charters for each vessel type during each year of the initial fixed term of the charter and the extension periods agreed to on November 26, 2008 can be found in the table below (not in thousands):

End of Charter period (1)	VLCCs (2) USD/day						Aframaxes (2) USD/day				Aframaxes USD/day
	Ann		Chris		Regal		Cathy		Sophie		Rebecca & Ania
Oct. 17, 2006	37,200		37,200		37,200		24,500		24,500		18,500
Oct. 17, 2007	37,400		37,400		37,400		24,700		24,700		18,700
Oct. 17, 2008	37,500		37,500		37,500		24,800		24,800		18,800
Oct. 17, 2009	37,600		37,600		37,600		24,900		24,900		18,900
Oct. 17, 2010	37,800		37,800		37,800		25,100		25,100		19,100
Jan. 17, 2011	38,100		38,100		38,100		25,400		25,400		19,400
April 17, 2011	38,100		38,100		38,100		25,400		25,400		19,400
Jul. 17, 2011	38,100		38,100		33,100	(3)	25,400		25,400		19,400
Oct. 17, 2011	38,100		38,100		33,100	(3)	25,400		20,400	(3)	19,400
Jan. 17, 2012	38,500		33,500	(3)	33,100	(3)	25,700		20,400	(3)	19,700
April 17, 2012	38,500		33,500	(3)	33,100	(3)	20,700	(3)	20,400	(3)	19,700
July 17, 2012	33,500	(3)	33,500	(3)			20,700	(3)	20,400	(3)
Oct. 17, 2012	33,500	(3)	33,500	(3)			20,700	(3)
Jan. 17, 2013	33,500	(3)					20,700	(3)
Apr. 17, 2013	33,500	(3)

(1)
The charters, including the extension options agreed to on November 26, 2008, expire as follows for the DHT Ann, Overseas Cathy, DHT Chris, Overseas Sophie, DHT Regal, Overseas Ania and Overseas Rebecca: April 17, 2013; January 17, 2013; October 17, 2012; July 17, 2012; April 17, 2012; April 17, 2012 and April 17, 2012, respectively.

(2)
With regards to the 12-month extensions agreed to on November 26, 2008, the table shows the minimum basic hire rate achievable for the declared extension periods which is about $5,000 per day below the basic charter rate stipulated in the charters. If the one-year time charter rate is higher than the rate which is $5,000 below the basic charter hire rate stipulated in the charters, the basic charter hire rate can be up to $5,000 higher than the minimum basic charter hire rate depending on the one-year time charter rate at the time.

(3)	Represents the extension periods agreed to on November 26, 2008.

The charterers are not obligated to pay the Company charter hire for off hire days that include days vessel is unable to be in service due to, among other things, repairs or drydockings.

Bareboat charters:

Vessel	Expiry	Charter rate
Overseas Newcastle (1)	Dec 14, 2014	$25,343/day
Overseas London (2)	Jan 28, 2018	$26,630/day

(1) OSG has the right to acquire the vessel at the end of charter term for $77 million.
(2) OSG has the right to acquire the vessel at the end of the eighth, ninth and tenth year of the charter term at $71 million, $67 million and $60 million, respectively. OSG and DHT would share the excess of market value above the purchase price on the basis of 60% to OSG and 40% to DHT.

Additional hire:

In addition to the basic hire, the charter arrangement provides certain profit sharing arrangements for additional hire for all vessels on charter to OSG except the Overseas London. The amount of additional hire, if any, depends upon several factors such as whether or not the vessel operates in a pool. The amount of additional hire in 2011 was zero (2010: $ 0, 2009: $12,079).

Time charter with Frontline Ltd.:

The DHT Eagle is on time charter to a subsidiary of Frontline Ltd. which commenced in May 2011 and with expiry in May 2013. The charter rate at commencement of the charter was $32,500 per day less commission payable monthly in advance. In December 2011, the charter was amended whereby the charter hire payable monthly shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012. The difference of $6,500 per day, shall be paid in arrears with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period in the second quarter of 2013.

Tankers International Pool:

Two vessels are operated in the Tankers International Pool. Revenues allocated to the DHT vessels are based on the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities. As of December 31, 2011, $4,438 in accrued charter hire relates to the two vessels operating in the Tankers International Pool.

Future charter payments:

The future revenues expected to be received from the time charters and bareboat charters for the Company’s ten vessels on existing charters and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

(Dollars in thousands)
Year	Amount	Revenue days
2012	$65,558	2,347
2013	25,697	935
2014	18,185	699
2015	9,720	365
2016	9,720	365
Thereafter	10,200	383
Net charter payments:	$139,080	5,094

Future charter payments do not include any additional hire from the profit sharing component of the charter agreements. In addition, future charter payments do not include any extension periods unless already exercised. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred Shipping Revenues:

Relates to next month charter hire payment paid in advance amounting to $8,244 and $7,932 in 2011 and 2010, respectively and other items of $113 and $156, respectively.

Concentration of risk:

Nine of the Company’s 12 vessels are chartered to OSG, two vessels are operated in the Tankers International Pool and one vessel is on charter to a subsidiary of Frontline Ltd.  The Company believes that this concentration of risk can be adequately monitored as both OSG and Frontline are publicly traded companies, OSG has a credit ratings from Standard & Poors and Moody’s and the Tankers International Pool distributes the earnings received from its diverse group of charterers to its members on an ongoing basis.

Note 5 - Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. The components of the calculation of basic earnings per share and diluted earnings per share (“EPS”) are as follows:

(Dollars in thousands)	2011	2010	2009
Net Income for the period used for the EPS calculations	$(40,272)	$6,377	$16,846

Basic earnings per share:
Weighted average shares outstanding, basic	62,748,233	48,776,270	46,321,404

Diluted earnings per share:
Weighted average shares outstanding, basic	62,748,233	48,776,270	46,321,404
Dilutive equity awards*	13,656	3,336	-
Weighted average shares outstanding, dilutive	62,761,889	48,779,606	46,321,404

*The dilutive effect of 13,656 in 2011 is related to the dilutive effect on March 31, 2011 of 581,866 restricted shares. As of December 31, 2011, there was no dilutive effect of any of the total of 1,131,866 restricted shares.

Note 6 - Vessels and subsidiaries

The Vessels are owned or chartered in by twelve Marshall Islands entities wholly owned directly by the Company or indirectly through the wholly owned subsidiary DHT Maritime, Inc. (the “Vessel Subsidiaries”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. In addition the Company has one Norwegian subsidiary which performs management services for the Group. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	DHT Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	DHT Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	DHT Regal	309,966	Marshall Islands	1997
Newcastle Tanker Corporation	Overseas Newcastle	164,626	Marshall Islands	2001
London Tanker Corporation	Overseas London	152,923	Marshall Islands	2000
Cathy Tanker Corporation	Overseas Cathy	111,928	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94,854	Marshall Islands	1994
DHT Phoenix, Inc.	DHT Phoenix	307,151	Marshall Islands	1999
DHT Eagle, Inc.	DHT Eagle	309,064	Marshall Islands	2002
DHT Chartering, Inc.	Venture Spirit	298,287	Hong Kong	2003

Charter-in of Venture Spirit

The Venture Spirit, which was delivered to us on May 16, 2011, is time chartered in for a period of 16 to 18 months at a rate of $27,000 per day. DHT has a continuous option during the charter period to purchase the vessel at $65 million for the first 6 month period, $66 million for the second 6 month period and $67 million for the third 6 month period. The vessel is operated in the Tankers International Pool. The total amount of remaining charter hire payments as of December 31, 2011 is about $7.0 million. The charter hire is paid monthly in advance and the charter is accounted for as an operating lease. The charter hire expense related to the Venture Spirit in 2011 was $6.2 million.

Cost of Vessels		Depreciation and impairment
At January 1, 2010	$531,408	At January 1, 2010	$90,372
Additions	99	Depreciation expense	28,391
Disposals	-	Impairment	-
At December 31, 2010	531,507	At December 31, 2010	118,763
Additions*	128,075	Depreciation expense	30,277
Disposals	-	Impairment	56,000
At December 31, 2011	659,582	At December 31, 2011	205,040

*The additions in 2011 relate primarily to the acquisition of the DHT Phoenix for $55,134 and the DHT Eagle for $67,123.  As of December 31, 2010, DHT had paid a deposit in an amount of $5,500 related to the acquisition of DHT Phoenix recorded in the “Deposit for Vessel Acquisition” line on the Consolidated Statement of Financial Position.

Carrying amount
At December 31, 2010	412,744
At December 31, 2011	454,542

As of December 31, 2011, accumulated depreciation amounted to $149,040 and total impairment charges amounted to $56,000.

Depreciation period:

The vessels are being depreciated over periods ranging from 13 to 23 years, which represent the vessels’ remaining useful life at the date of acquisition. Total estimated life for the vessels is 25 years.

Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $300 per ton for 2011 and 2010 and $177 per ton for 2009.

Impairment:

During the year, the Company carried out a review of the recoverable amount of its vessels. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. As a result of the unexpectedly sharp decline in charter rates and vessels value during 2011, the Company has performed an impairment test using the “value in use” method. Each of the Company’s vessels have been viewed as a separate Cash Generating Unit (CGU) in 2011 because over the life of the vessels, cash inflows are largely independent of the cash inflows from other assets and therefore are subject to a value in use analysis. The reason for this assessment, which is different from year end 2010, is that we expect OSG not to extend the charters for several of the vessels and consequently profit sharing on a fleet-wide basis for all the Initial Vessels will not be applicable for periods subsequent to the expiration dates of the charters.  In 2010 and 2009, the fleet of vessels operating on time charter to OSG were considered one CGU since it was expected that for an extended period the cash flows generated would be dependent upon profit sharing on a fleet-wide basis.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

The impairment test resulted in an impairment charge of $56.0 million with $19.7 million related to Overseas Newcastle, $9.5 million related to Overseas London, $11.8 million related to Overseas Rebecca and $15.0 million related to Overseas Ania. The impairment test has been performed using an estimated weighted average cost of capital (“WACC”) of 8.47% (2010: 8.43%; 2009: 9.00%). As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis. If the estimated WACC had been 9.47%, the impairment charge would have been $63.3 million. If the estimated future cash flows had been 10% lower, the impairment charge would have been $68.2 million.

Pledged assets:

Nine of the Company’s vessels have been pledged as collateral under the debt agreement with The Royal Bank of Scotland. One vessel has been pledged as collateral under the debt agreement with DNB and one vessel has been pledged as collateral under the debt agreement with DVB.

Technical Management Agreements:

The Company has entered into agreements with third party technical managers which are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure DHT’s fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations. Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2011	2010
Accounts payable	$210	$123
Accrued interest	1,331	1,207
Accrued vessel expenses	1,548	1,892
Accrued employee compensation	1,225	360
Other	929	867
Total accounts payable and accrued expenses	$5,243	$4,449

Note 8 - Financial instruments

(Dollars in thousands)

Classes of financial instruments

	Carrying amount
Financial assets	2011	2010
Cash and short term deposits*	$42,624	$58,569
Total	$42,624	$58,569

*Cash and short term deposits includes $166 in restricted cash in 2011 and $68 in 2010, respectively, related to employee withholding. 2010 does not include the deposit of $5,500 related to acquisition of DHT Phoenix.

Financial liabilities	2011	2010
Derivative financial instruments, current	$3,422	$3,065
Current portion long term debt	16,938	-
Derivative financial instruments, non-current	178	3,224
Long term interest bearing debt	263,632	265,230
Total financial liabilities	$284,170	$271,519

Fair value of financial instruments:

It is assumed that fair value of financial instruments is equal to the nominal amount for all financial assets and liabilities. The long term debt is floating rate debt and the credit risk is considered immaterial, consequently it is assumed that carrying value has no material deviation from fair value.

Measurement of fair value:

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.

Derivatives - interest rate swaps

		Notional amount		Fair value
	Expires	2011	2010	2011	2010
Swap pays 5.95%, receive floating	Jan. 18, 2013	$65,000	$65,000	$(3,600)	$(6,289)
Carrying amount				$(3,600)	$(6,289)

Hedge accounting

The Company discontinued hedge accounting prospectively from January 1, 2009. Since the forecasted transactions that have been hedged are still expected to occur (i.e. interest payments), the cumulative loss on the hedging instrument as of December 31, 2008 remained in other comprehensive income and are reversed and recognized as interest expense as the associated interest payments occur. In line with quarterly payments of interest, a part of the remaining equity element is reclassified through profit and loss.  In 2011 an expense of $1,739 (2010; $11,868, 2009; $12,055) was reclassified from other comprehensive income through profit and loss, of which $0 (2010; $3,710, 2009; $2,452) related to the early termination of interest swaps.  The income tax effect was zero for all periods. Remaining cumulative loss as of December 31, 2011 of $756 (2010; $2,495) will be reclassified from other comprehensive income to profit and loss in line with future quarterly interest payments until the swap has expired or is terminated.

Long term interest bearing debt

			Carrying amount
	Interest	Remaining notional	2011	2010
RBS, Tranche 1	LIBOR + 0.70%	170,000	169,504	185,462
RBS, Tranche 2	LIBOR + 0.85%	54,000	53,842	79,768
DVB	LIBOR + 2.75%	25,672	25,334	-
DNB	LIBOR + 2.50%	32,250	31,890	-
Total carrying amount		281,922	280,570	265,230

RBS tranche 1 and tranche 2 are both tranches under the same secured credit facility between DHT Maritime, Inc. and RBS. Interest on all our credit facilities is payable quarterly in arrears.

The credit facilities are principally secured by the first priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower and the vessel owning companies, insurances and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of the borrowers’ bank account balances.

The credit facility with RBS provides that DHT Maritime, Inc. may not pay dividends 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2) there is a continuing default under the credit facility or 3) the payment of the dividend would result in a default or breach of a loan covenant.  The credit facility agreement also contains a financial covenant requiring that at all times charter-free market value of the vessels that secure the obligations under the credit facility be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps.  In order to stay in compliance with this covenant, the Company made a prepayment of $24,000 in September 2011.  In addition, in December 2011, the Company agreed with RBS to make a prepayment of $18,000 in December 2011 and a further prepayment of $12,000 in the first quarter of 2012 in order to stay in compliance with this covenant.  In 2010 and 2009, the Company made prepayments of $28,000 and $50,000, respectively.  Subsequent to the $12,000 repayment due in the first quarter of 2012, the credit facility with RBS is repayable with $4,125 in July 2014 followed by 11 quarterly installments of $9,075 and a final payment of $108,050 in July 2017.

The credit agreements with DNB and DVB require that at all times the charter-free market value of the vessel that secure the obligations under each of the credit facilities be no less than 130% of the outstanding under the respective loans.  These two credit agreements are guaranteed by the Company and contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis.  See “Note 9 — Credit Agreements with DNB and DVB” for further details about the covenants and “Note 16 — Events after the balance sheet date” for details about the amendments to the credit agreements.  The credit agreement with DNB is payable in 17 quarterly installments of $625 and a final payment of $21,625 in May 2016.  The credit agreement with DVB is payable in 16 quarterly installments of $609 and a final payment of $15,922 in March 2016.

Note 9 - Financial risk management, objectives and policies

Financial risk management

The Company’s principal financial liabilities consist of long term debt (including current portion) and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash.

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

●	2011:	If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

		o	profit for the year ended 31 December 2011 would decrease/increase by $1,183.
		o	other comprehensive income would not be affected.

●	2010:	If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

		o	profit for the year ended 31 December 2010 would decrease/increase by $608.
		o	other comprehensive income would not be affected.

●	2009:	If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

		o	profit for the year ended 31 December 2009 would decrease/increase by $857.
		o	other comprehensive income would not be affected.

b) Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has only immaterial currency risk since all income and all vessel expenses are in US dollar. Consequently no sensitivity analysis is prepared.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Credit risks related to receivables: Nine of the Company’s vessels are chartered to wholly-owned subsidiaries of OSG, one vessel is on charter to a wholly owned subsidiary of Frontline and two vessels are operated in the Tankers International Pool. OSG and Frontline guarantee the subsidiaries’payments under the charter agreements. The concentration of credit risk is significant but the Company is able to monitor this risk well as both OSG and Frontline are publicly traded companies. Charter hire is paid to DHT monthly in advance and the Tankers International Pool distributes cash on an ongoing basis.

Credit risk related to cash and cash equivalents: The Company seeks to diversify credit risks on cash by holding cash in three financial institutions, RBS, Nordea and DNB. The Company’s counterparty for its interest rate swap is RBS.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2011	2010
Cash and cash equivalents	42,624	58,569
Maximum credit exposure	42,624	58,569

Liquidity risk

The Company manages its risk to a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire and vessel operating expenses. Our credit agreements contain financial covenants requiring that at all times the borrowings under the credit facilities plus the actual or notional cost of terminating any of their interest rates swaps not exceed a certain percentage of the charter-free market value of the vessels that secure each of the credit facilities. Vessel values are volatile and in order to stay in compliance with these covenants we made a prepayment of $24.0 million in September 2011 and a prepayment of $18.0 million in December 2011 under the RBS credit facility. We expect to make a further prepayment of $12.0 million in the first quarter of 2012. Further decline in vessels values could result in further prepayments under the Company’s credit facilities.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate and receive LIBOR. The LIBOR interest spot rate at December 31, 2011 (and spot rate at December 31, 2010 for comparatives) is used as a basis for preparation.

Year ended December 31, 2011
(Dollars in thousands)	Less than	3 to 12	1 to 5	More than
	3 months	months	years	5 years	Total
Interest bearing loans*	15,362	5,725	153,243	127,128	301,458
Interest rate swaps	967	2,901	48	—	3,916
Operating leases	2,457	4,536	—	—	6,993
	18,786	13,162	153,291	127,128	312,367

Year ended December 31, 2010
(Dollars in thousands)	Less than	3 to 12	1 to 5	More than
	3 months	months	years	5 years	Total
Interest bearing loans*	703	2,085	113,164	164,916	280,868
Interest rate swaps	925	2,745	4,606	—	8,276
	1,628	4,830	117,770	164,916	289,144

* LIBOR + basis points disclosed in “Note 8 — Financial instruments.”

Capital management

A key objective in relation to capital management is to ensure that the Company maintains a strong capital structure in order to support its business. The Company evaluates its capital structure in light of current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust or eliminate the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt. The Company is of the view that it met its capital management objectives during 2011.

As of December 31, 2011, the Company is within its financial covenants stipulated in its credit agreements.

Credit Agreement with RBS

The credit agreement between DHT Maritime and RBS contains a financial covenant requiring that at all times charter-free market value of the vessels that secure the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters. As part of its capital management, the Company evaluates the charter-free market value of its vessels relative to its obligations under the credit agreement.  In 2011, DHT Maritime made prepayments totalling $24,000 under its credit facility with RBS.  In addition, in December 2011, the Company agreed with RBS to make a prepayment of $18,000 in December 2011 and a further prepayment of $12,000 in the first quarter of 2012 in order to remain in compliance with the 120% minimum value covenant.  The RBS credit facility also provides that DHT Maritime, Inc. may not pay dividends to its parent DHT Holdings, Inc. (i) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, (ii) there is a continuing default under the credit facility or (iii) the payment of the dividend would result in a default or breach of a loan covenant. DHT Holdings, Inc.’s ability to pay dividends is not restricted by the financial covenants stipulated in the credit agreement between DHT Maritime, Inc. and RBS.

Credit Agreements with DNB and DVB

The credit facilities with DNB and DVB are secured by, among other things, a first priority mortgage on the vessels financed by the credit agreements, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances, a first priority pledge of all the issued shares of the borrower and a guarantee and indemnity granted by DHT Holdings. The credit facilities contain covenants that inter alia prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person.

The credit facilities also contain a covenant requiring that at all times the charter-free market value of the vessel that secures the borrowers’ obligations under the credit facility be no less than 130% of the borrowings under the credit facility.

The credit facilities with DNB and DVB are guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facilities that DHT Holdings, on a consolidated basis, shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

Note 10 - Stockholders’ equity and dividend payment

Stockholders’ equity:
	Common stock	Preference stock
Issued at December 31, 2010	48,921,961	-
New shares issued	15,528,801	-
Issued at December 31, 2011	64,450,762	-
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at December 31, 2011	125,000,000	1,000,000

The issue cost related to the issue of 15,528,801 shares in 2011 totalled $486.

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preference stock:

Terms and rights of Preference shares will be established by the board when or if such shares would be issued.

Dividend payment:

Dividend payment in 2011:

Payment date:	Total payment	Per share
February 11, 2011	$ 4.9 million	$0.10
May 9, 2011	$ 6.4 million	$0.10
August 4, 2011	$ 6.4 million	$0.10
November 16, 2011	$ 1.9 million	$0.03
Total payment in 2011:	$ 19.7 million	$0.33

Dividend payment in 2010:

Payment date:	Total payment	Per share
June 8, 2010	$ 4.9 million	$0.10
September 17, 2010	$ 4.9 million	$0.10
November 22, 2010	$ 4.9 million	$0.10
Total payment in 2010:	$ 14.7 million	$0.30

Dividend payment in 2009:

Payment date:	Total payment	Per share
March 5, 2009	$ 11.8 million	$0.30
June 16, 2009	$ 12.2 million	$0.25
Total payment in 2009:	$ 24.0 million	$0.55

On January 23, 2012, DHT annouced that it would pay a dividend of $0.03 per share on February 15, 2012 to shareholders of record as of February 7, 2012. This will result in a total dividend payment of $1.9 million.

Note 11 - General & Administrative Expenses

General and Administrative Expenses:

	2011	2010	2009
Total Compensation to Employees and Directors	5,680	3,848	2,764
Office and Administrative Expenses	1,644	1,418	926
Audit, Legal and Consultancy	1,828	2,603	897
Total General and Administrative Expeses	9,152	7,869	4,588

Stock Compensation:

The Company has two equity compensation plans, the 2005 Incentive Compensation Plan, as amended from time to time, and the 2011 Incentive Compensation Plan (together, the “Plans”) for the benefit of Directors and senior management.  In 2011, the 2005 Incentive Compensation Plan was discontinued and replaced by the 2011 Incentive Compensation Plan.  Previously issued awards granted under the 2005 Incentive Compensation Plan remain outstanding, but awards may no longer be granted under such plan.  Different awards may be granted under the 2011 Incentive Compensation Plan, including stock options, restricted shares, restricted stock units and cash incentive awards.

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

Vesting conditions:

Awards issued vest subject to continued employment/office. For some of the awards there is an additional vesting condition requiring certain market conditions to be met. The market condition requires a minimum total shareholders’ return over the vesting period and is set at the grant date.

The Plans may allow for different criteria for new grants.

Stock compensation series:

	Number of	Vesting	Fair value
	shares/ options	Period	at grant date
(1) Granted Oct 2005, restricted shares	6,250	4 years	12.00
(2) Granted Oct 2005, stock options *	69,446	3 years	12.00
(3) Granted May 2006, restricted shares	3,000	5 months	12.79
(4) Granted Nov 2006, restricted shares	35,239	1-2.5 years	13.79
(5) Granted May 2007, restricted shares	40,255	1-3 years	15.99
(6) Granted May 2008, restricted shares	66,684	1-3 years	10.60
(7) Granted May 2009, restricted shares	220,744	1-3 years	4.26
(8) Granted May 2010, restricted shares	127,319	1-3 years	4.36
(9) Granted Sept. 2010, restricted shares	300,000	1-3 years	3.95
(10) Granted Dec 2010 , restricted shares	20,000	1-3 years	4.45
(11) Granted March 2011, restricted shares	22,727	1-3 years	4.36
(12) Granted Sept. 2011, restricted shares	550,000	1-3 years	2.75

*The stock options in item (2) above expires 10 years from grant date. Exercise price is $12.00. All stock options in item 2 above could be exercised at December 31, 2010 and 2011. 6,667 of the restricted shares in item 10 above could be exercised as of December 31, 2011. No other restricted shares had vested as of December 31, 2011.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options
Outstanding at Jan 1, 2009	123,370	23,148
Granted	220,742	-
Exercised/ Vested	14,490	-
Forfeited	17,330	-
Outstanding at Dec 31, 2009	312,292	23,148

Granted	447,319	-
Exercised/ Vested	165,656	-
Forfeited	50,867	-
Outstanding at Dec 31, 2010	543,088	23,148

Granted	572,727	-
Exercised/ Vested	96,984	-
Forfeited	18,190	-
Outstanding at Dec 31, 2011	1,000,641	23,148

	2011	2010	2009
Expense recognised from stock compensation	897	913	749

The fair value on the vesting date for shares that vested in 2011 was $4.35. No payment was made for the vested shares by the employees and directors and were settled with shares of common stock. The weighted average contractual life for the outstanding stock compensation series was 1.72 years of December 31, 2011.

Valuation of Stock Compensation:

In September 2011, a total of 550,000 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions, of which 330,000 shares vest based on continued employment or office, as applicable, and 220,000 shares vest based on continued employment or office, as applicable, and market conditions. The calculated fair value at grant date was 82.2% and 42.5%, respectively, of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33%, based on historical volatility. For restricted stock granted in September 2010, that vest due to continued employment or office, as applicable, and market conditions, the calculated fair value at grant date was 31.5% for 150,000 shares and 40% for 150,000 shares of the share price at grant date calculated using the option pricing model including estimated volatility of 37.5%. For restricted stock granted in May 2010 that vest due to continued employment or office, as applicable, and market conditions, the calculated fair value at grant date was valued 62% using a Monte Carlo simulation.

Compensation of Executives and Directors:

Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2011	2010	2009
Cash Compensation	2,283	2,853	2,015
Pension cost	266	82	-
Share compensation	897	913	749
Total remuneration	3,446	3,848	2,764

Shares held by executives and directors:

	2011	2010	2009
Executives and Directors
as a group*	1,762,502	1,207,086	396,364

*Includes 947,308 (2010: 524,643, 2009: 312,289) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months base salary and any unvested equity awards may become fully vested.

There are no post employment benefits.

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

From September 1, 2010, DHT Management AS, a wholly-owned subsidiary of the Company, has rented the offices from Munthe & Harfjeld AS, a company owned 50% each by Svein Moxnes Harfjeld, CEO and Trygve Munthe, President on estimated market terms. From January 1, 2011, DHT Management AS has entered into a rental contract directly with the landlord.

Mr. Einar Michael Steimler, a director of the Company, was chairman of Tanker (UK) Agencies, the commercial agent to the Tankers International Pool until December 31, 2011.

The Company has issued certain guarantees for certain of its subsidiaries.

Note 13 - Pensions

(Dollars in thousands)

The Company is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS.  The company’s pension schemes satisfy the requirements of this law and comprises a closed defined benefit scheme and a contribution scheme.  At the end of the year, there were 7 participants in the benefit plan and 2 in the contribution plan.

Defined benefit pension

The Company established a defined benefit plan for qualifying employees in 2010.  Under the plan, the employees, from the age 65, are entitled to 70% of the base salary at retirement date.  Parts of the pension are covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

For accounting purposes it is assumed that the pension benefits are accrued linearly.  Parts of unrealised gains and losses resulting from changes in actuarial assumptions that exceed a defined corridor are distributed over the estimated remaining average vesting period. (“The corridor method”).  The corridor is defined as 10% of the more significant of the gross pension liability and the gross plan asset.  The corridor method will not be applicable starting from 1 January 2013, and after this amendment actuarial gains and losses have to be reflected in the period in which they occur in the statement of comprehensive income.

Calculation of this year’s pension costs:	2011	2010
Present value of pension earnings of the year	218	51
Interest charge on accrued pension liabilities	2	0
Expected return on pension funds	(1)	0
Administration costs	0	0
Actuarial gains/losses recognised in the income statement	0	0
Effect of plan changes recognised in the income statement	0	0
Expensed social security tax	0	0
Pension costs for the year	218	51

The amounts recogised in the statement of financial position at the reporting date are as follows:

	2011	2010
Present value of the defined benefit obligation	358	51
Fair value of plan assets	187	0
Net pension obligation	172	51
Unrecognised actuarial losses	(181)	0
Net balance sheet recorded pension liability December 31	(9)	51

	2011	2010
Change in gross pension obligation:
Gross obligation January 1	51	0
Present value of this year’s earnings	218	51
Interest charge on pension liabilities	2	0
Actuarial loss/gain	144	0
Payroll tax	(35)	0
Exchange differences	(22)	0
Gross pension obligation December 31	358	51

	2011	2010
Change in gross pension assets:
The company dose not have any pension assets at the year end.
Fair value plan asset	0	0
Expected return on pension assets	1	0
Premium payments	247	0
Actuarial gains/losses	(49)	0
Exchange differences	(13)	0
Fair value plan assets December 31	187	0

The Company expects to contribute $234 to its defined benefit pension plan in 2012.

Assumptions	2011	2010
Discount rate	2.60%	4.00%
Yield on pension assets	4.10%	5.40%
Wage growth	3.50%	4.00%
G regulation	3.25%	3.75%
Pension adjustment	0.10%	1.30%
Average remaining service period	18	17

Note 14 - Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway, and the tax effects are disclosed below.

Specification of income tax:
(Dollars in thousands)	2011	2010	2009
Income tax payable	$170	$33	$-
Change in deferred tax	11	1	-
Total income tax expense	$181	$34	$-
Specification of temporary differences and deferred tax:	31. Dec	31. Dec	31. Dec
(Dollars in thousands)	2011	2010	2009
Property, plant and equipment	$43	$4	$-
Total basis for deferred tax	43	4	-
Deferred tax liability (28%) 1)	$12	$1	$-
1) Due to materiality, not recognised on a separate line in the balance sheet

Reconciliation of effective tax rate:
(Dollars in thousands)	2011	2010	2009
Profit before income tax	$(40,091)	$6,411	$-
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 28% income tax	181	34	-
Total income tax expense	$181	$34	$-

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

The Holdings Dividend was effected through a series of transactions. First, the board of directors of DHT Maritime designated a new series of preferred stock, Series A Junior Participating Preferred Stock (the “Preferred Stock”), and declared a pro rata dividend of the shares of such preferred stock to the holders of DHT Maritime common stock as of March 1, 2010. In connection with such dividend, the shares of preferred stock were deposited in a trust for the benefit of the holders of DHT Maritime common stock. By virtue of its dividend, voting and other rights, this preferred stock of DHT Maritime reflects nearly all of the voting and economic value of DHT Maritime.  Second, the trust contributed the shares of the preferred stock to DHT in exchange for a number of shares of DHT common stock equal to the number of shares of DHT Maritime common stock outstanding immediately prior to the Holdings Dividend. Third, the trust distributed the shares of DHT common stock to the holders of DHT Maritime common stock (the beneficiaries of the trust) on a one-for-one basis, such that each holder of DHT Maritime common stock received one share of DHT common stock for each share of DHT Maritime common stock held by such holder.  As a result of the Holdings Dividend, each DHT Maritime shareholder held one share of DHT common stock for each share of DHT Maritime common stock held by such shareholder immediately prior to the Holdings Dividend.  Each outstanding certificate for shares of DHT Maritime common stock became a certificate for the same number of shares of DHT common stock. As a result of the Holdings Dividend, shares of DHT Maritime common stock became uncertificated.

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

Note 16 - Events after the balance sheet date

Dividend

On January 23, 2012, DHT annouced that it would pay a dividend of $0.03 per share on February 15, 2012 to shareholders of record as of February 7, 2012. This results in a total dividend payment of $1.9 million.

Approval of financial statements

The financial statements were approved by the board of directors and authorised for issue on March 19, 2012.

Amendment of credit agreements

On March 7, 2012, we entered into agreements to amend our secured credit agreement with DVB Bank SE, London Branch, as amended, the “DHT Phoenix Credit Facility,” and our secured credit agreement with DNB Bank ASA, as amended, the “DHT Eagle Credit Facility.”  The DHT Phoenix Credit Facility and DHT Eagle Credit Facility were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million, respectively, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; and (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00% and 2.75%, respectively.  Additionally, the amendment to the DHT Phoenix Credit Facility removes, upon satisfaction of such conditions, including the applicable prepayment, the existing cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow after debt repayments to prepay an aggregate amount of up to $2 million over the term of the loan.

Restricted shares

In March 2012, a total of 550,000 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions.  The shares vest in three equal amounts in March 2013, March 2014 and March 2015, of which 60% vest subject to continued employment or office, as applicable, and 40% vest subject to continued employment or office, as applicable, and certain market conditions.  Also, in March 2012, a total of 44,393 shares related to prior awards vested and were issued.