Form 20-F
period 2012-12-31
DHT Holdings, Inc.
filed 2013-04-29
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)
Eirik Ubøe
Tel:  +1 (441) 299-4912
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Insert name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Stock, par value $0.01 per share	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class Series A Participating Preferred Stock, par value $0.01 per share	Name of each exchange on which registered N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,140,877 shares of common stock, par value $0.01 per share and 369,362 shares of Series A Participating Preferred Stock, par value $0.01 per share.

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

Item 17 ☐ Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

INTRODUCTION AND USE OF CERTAIN TERMS	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5

PART I

PART II

i

PART III

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references and data in this report to our “business,” our “vessels” and our “fleet” refer to the vessels comprising our initial fleet, or the “Initial Vessels” that we acquired simultaneously with the closing of our initial public offering, or “IPO,” on October 18, 2005, the two Suezmax tankers we acquired in 2007 and 2008 and the two VLCCs we acquired in 2011.  Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “company”, “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares and references to DHT Holdings, Inc. “preferred stock” and “Series A Participating Preferred Stock” are to our preferred registered shares.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., a wholly-owned subsidiary of DHT Holdings.  Our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

Presentation of Financial Information

Beginning on January 1, 2009, DHT Holdings prepares its consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”  The comparative financial statements for the fiscal year 2008 have also been prepared in accordance with IFRS as issued by the IASB.

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

Term	Definition

double hull	A hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually two meters in width.

drydocking
The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

dwt	Deadweight tons, which refers to the carrying capacity of a vessel by weight.

freight revenue	Money paid by a charterer to the ship-owner for the use of a vessel under a voyage charter.

hull	Shell or body of a ship.

IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

interim survey
An inspection of a vessel by classification society surveyors that must be completed at least once during each five year period. Interim surveys performed after the vessels has reached the age of 15 years require a vessel to be drydocked.

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

scrapping	The disposal of vessels by demolition for scrap metal.

special survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least once during each five year period. Special surveys require a vessel to be drydocked.

Term	Definition

spot market	The market for immediate chartering of a vessel, usually for single voyages.

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

time charterer	The company that hires a vessel pursuant to a time charter.

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

voyage charter
A charter under which a ship-owner hires out a ship for a specific voyage between the loading port and the discharging port. The ship-owner is responsible for paying both ship operating expenses and voyage expenses. Typically, the customer is responsible for any delay at the loading or discharging ports. The ship-owner is paid freight on the basis of the cargo movement between ports. Also referred to as a spot charter.

voyage charterer	The company that hires a vessel pursuant to a voyage charter.

voyage expenses	Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port charges.

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

Term	Definition

Worldscale Flat Rate	Base rates expressed in U.S. dollars per ton which apply to specific sea transportation routes, calculated to give the same return as Worldscale 100.

Worldscale Points	The freight rate negotiated for spot voyages expressed as a percentage of the Worldscale Flat Rate.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information─Risk Factors” and “Item 5.  Operating and Financial Review and Prospects─Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of charter hire and freight revenue that we may receive from operating our vessels;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	DHT’s and its subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

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

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2012, 2011, 2010, 2009 and 2008.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data and fleet data)
Statement of operations data:
Shipping revenues	$97,194	$100,123	$89,681	$102,576	$114,603
Voyage expenses	10,822	1,286
Total operating expenses (2)	175,876	132,391	66,482	61,384	52,123
Operating income	(89,504)	(33,554)	23,199	41,192	62,480
Net income / (loss) after tax	(94,054)	(40,272)	6,377	16,846	42,148
Net income per share – basic and diluted (3)	$(7.83)	$(7.70)	$1.57	$4.36	$14.03
Balance sheet data (at end of year):
Vessels	310,023	454,542	412,744	441,036	462,387
Total assets	399,759	504,557	480,855	517,971	531,348
Total current liabilities	16,125	33,959	15,602	25,927	25,200
Total non-current liabilities	202,637	264,150	268,912	300,120	358,325
Common stock	91	54	41	41	33
Total stockholders’ equity	180,997	206,448	196,341	191,924	147,823
Weighted average number of shares (basic) (3)	12,012,133	5,229,019	4,064,689	3,860,117	3,004,619
Weighted average number of shares (diluted) (3)	12,012,133	5,230,157	4,064,967	3,860,117	3,004,619
Dividends declared per share (4)	$0.86	$3.96	$3.60	$6.60	$13.80
Cash flow data:
Net cash provided by operating activities	21,192	44,331	34,266	54,604	64,882
Net cash (used in) investing activities	(9,820)	(123,204)	(5,620)	(5,411)	(81,185)
Net cash provided by/(used in) financing activities	(2,333)	62,926	(42,741)	(35,549)	64,958
Fleet data:
Number of tankers owned and chartered in (at end of period)	9	12	9	9	9
Revenue days (5)	3,772	3,949	3,229	3,138	3,190

(1)
Beginning on January 1, 2009, DHT Holdings prepares its financial statements using IFRS as issued by the IASB. The comparative numbers for fiscal year 2008 have also been prepared in accordance with IFRS.

(2)	2012 and 2011 include a non-cash impairment charge of $100.5 million and $56.0 million, respectively, and 2012 includes loss from sale of vessels of $2.2 million.

(3)	Number of shares for each of the years from 2008 to 2012 has been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012 and assumes the full exchange of all issued and outstanding shares of Series A Participating Preferred Stock into common stock.

(4)
Dividend per common stock. For 2012, we also paid a dividend of $7.08 per preferred stock. Dividends paid for the years from 2008 to 2011 have been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012.

(5)
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

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past five years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may not pay dividends in the future.

The timing and amount of future dividends for our common stock or preferred stock, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, including insurance premiums, a change in our dividend policy, increased borrowings, increased interest payments to service our borrowings, prepayments under credit agreements in order to stay in compliance with covenants in the secured credit facilities, future issuances of securities or the other risks described in this section of this report, many of which may be beyond our control.

In addition, our dividends are subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividends by establishing a reserve for, among other things, the repayment of the secured credit facilities or to help fund the acquisition of a vessel.  Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity dates of our indebtedness approach, we are no longer able to generate cash flows from our operating activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate.  If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve.  In addition, our ability to pay dividends is limited by Marshall Islands law.  Marshall Islands law generally prohibits the payment of dividends other than from surplus and while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends.

Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  Our subsidiaries own all of our vessels.  Our subsidiaries have entered into the following secured credit facilities, or the “secured credit facilities”:  (i) in connection with the acquisitions of the Initial Vessels and our two Suezmaxes, DHT Maritime entered into a secured credit facility, as amended the “RBS Credit Facility,” with The Royal Bank of Scotland plc, or “RBS”; (ii) in connection with the acquisition of the DHT Phoenix, DHT Phoenix, Inc. entered into a secured credit facility with DVB Bank, as amended the “DHT Phoenix Credit Facility”; and (iii) in connection with the acquisition of the DHT Eagle, DHT Eagle, Inc. entered into a secured credit facility with DNB, as amended the “DHT Eagle Credit Facility.”  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things:  pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

Therefore, we may need to seek permission from the lenders under the respective secured credit facilities in order to engage in certain corporate actions.  The lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain their permission when needed.

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
Though we are currently compliant with such ratios under the secured credit facilities, vessel values have generally experienced a significant decline over the last few years.  If vessel values continue to decline further, we could be required to make additional repayments under certain of the secured credit facilities in order to remain in compliance with the value-to-loan ratios.

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

In the event that we are unable to service our debt obligations out of our operating activities, we may need to refinance our indebtedness and we cannot assure you that we will be able to do so on terms that are acceptable to us or at all.  The actual or perceived tanker market rate environment and prospects and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing.  If we are unable to refinance our indebtedness, we may choose to issue securities or sell certain of our assets in order to satisfy our debt obligations.

We are dependent on performance by our charterers.

Four of our eight vessels are currently on charters for periods of up to 12 months.  In the past, a greater percentage of our vessels have been on charter.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against our charterers.

We may have difficulty managing our planned growth.

We intend to grow our fleet by acquiring additional vessels in the future.  Our future growth will primarily depend on:
  locating and acquiring suitable vessels;
  identifying and consummating acquisitions or joint ventures;
  adequately employing any acquired vessels;
  managing our expansion; and
  obtaining required equity and debt financing on acceptable terms.
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

We may not be able to re-charter or employ our vessels profitably.

In connection with the chapter 11 bankruptcy filing by Overseas Shipholding Group, Inc. (“OSG”) and certain of its affiliates commenced on November 14, 2012, OSG subsequently rejected our two long-term Suezmax bareboat charters with the approval of the presiding bankruptcy court.  In addition, remaining time charters with OSG affiliates for our Initial Vessels expired as anticipated or as otherwise agreed to during 2012.  Consequently, we no longer have any vessels on charter to OSG or its affiliates.  Four of our vessels are currently on charters with four different charterers for periods of up to 12 months.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Our vessels that currently operate in pools may cease operating in those pools.

One of our four wholly-owned VLCCs currently participate in the Tankers International Pool and one of our two Aframaxes participated in the Aframax International Pool until February 17, 2013.  In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.  Pooling arrangements are intended to maximize tanker utilization.  We cannot assure you that the vessels that currently participate in pools will continue to participate in pools or that any additional vessels we acquire would operate in pools.  In addition, the European Union has adopted rules which substantially reform the way it regulates traditional agreements for maritime services from an antitrust perspective.  These changes may alter the way the pools are operated.  If for any reason any of our vessels cease to participate in a pooling arrangement or the pooling arrangements are significantly restricted, their utilization rates could fall and the net revenues paid to us by the pools could decrease, which could have an adverse affect on our results of operations and our ability to pay dividends.

Under the technical ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by third parties.  Under the Initial Vessels’ old technical ship management agreements, we paid a fixed daily fee for the cost of the vessels’ operations, including scheduled drydockings, for each vessel.  However, under our current technical ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

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

Our wholly-owned subsidiary, DHT Maritime, and its subsidiaries entered into the RBS Credit Facility, under which there was approximately $169.6 million outstanding as of December 31, 2012.  DHT Maritime and its subsidiaries are required to apply a substantial portion of their cash flow from operations to the payment of interest on borrowings under the RBS Credit Facility, which is secured by, among other things, mortgages over the vessels owned by DHT Maritime’s subsidiaries, assignments of earnings and insurances and pledges over certain bank accounts, and requires that DHT Maritime and its subsidiaries comply with various covenants, including that the charter-free market value of the vessels that secure the RBS Credit Facility be no less than 135% of borrowings (plus the actual or notional cost of terminating any swap agreement) in order to pay dividends to DHT Holdings.  In connection with DHT Maritime’s amendment and restatement of the RBS Credit Facility in April 2013, DHT Maritime agreed that beginning in the second quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis)  in the prior quarter towards prepayment of the loan, less certain expenses, interest charges and changes in working capital, up to an aggregate amount of  $7.5 million for each such quarter. Additionally, in connection with DHT Maritime’s amendment and restatement of the RBS Credit Facility in April 2013, DHT Holdings has provided a parent guarantee to guarantee DHT Maritime’s financial obligations under the credit facility, and DHT Holdings is required to maintain unencumbered cash and cash equivalents for itself and its subsidiaries (on a consolidated basis) of no less than $20 million at all times and will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.

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

We pay a floating rate of interest under the secured credit facilities.  Until January 18, 2013, we had in place an interest rate swap in an amount of $65.0 million under which we pay a rate, including interest margin, of 5.95%.

If we fail to remediate material weaknesses in our internal control over financial reporting in the future, we may lose investor confidence.

We identified material weaknesses in our internal control over financial reporting for the fiscal year ended December 31, 2011, due to the failure of controls of one of our technical ship management service providers, or “service provider,” related to DHT’s vessel expenses and our controls over the vessel expense reports received from this service provider.  Our management has concluded that the identified control failures have been fully remediated as of December 31, 2012.  However, other internal control issues may be discovered in the future which we may not be able to fully rectify.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may issue an adverse opinion if required in the future.  If we are unable to effectively remediate material weaknesses and conclude that our internal control over financial reporting is effective in any future period, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our common stock.

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

A foreign corporation will be treated as a “passive foreign investment company,” (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets are “passive assets,” or assets that produce or are held for the production of “passive income.”  “Passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned from the performance of services.  The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) income derived from certain time chartering activities should be treated as rental income rather than services income.  However, the U.S. Internal Revenue Service (the “IRS”) has stated that it disagrees with the holding of the Fifth Circuit case, and that time charters should be treated as services income.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  As a result, the IRS or a court could disagree with the position that we are not a PFIC.  No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we will be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences.  In particular, U.S. stockholders who are individuals would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In addition, under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock or preferred stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of such stock.  The maximum 20% preferential tax rate for individuals would not be available for this calculation.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Securities and Exchange Commission documents, we believe that we qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the future.  For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock.  In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our such stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway.  Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and generally at the company’s principal place of business.  However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS (formerly Tankers Services AS), the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax.  If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

RISKS RELATING TO OUR INDUSTRY

Vessel values and charter rates are volatile.  Significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical.  If the tanker industry is depressed at a time when we may want to charter or sell a vessel, our earnings and available cash flow may decrease.  Our ability to charter our vessels and the charter rates payable under any new charters will depend upon, among other things, the conditions in the tanker market at that time.  Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

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
  developments in international trade;
  changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;
  environmental concerns and regulations;
  weather; and
  competition from alternative sources of energy.
The factors that influence the supply of tanker capacity include:
  the number of newbuilding deliveries;
  the scrapping rate of older vessels;
  the number of vessels that are out of service; and
  environmental and maritime regulations.
An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of March 2013, the newbuilding order book equaled approximately 11% of the existing world tanker fleet measured in dwt.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Gulf of Aden off the coast of Somalia and the South China Sea.  Throughout the period from 2008 to 2012, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden.  For example, in November 2008, the M/V Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture.  If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was categorized in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain.  In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us.  In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism.  The U.S., UN- and EU- sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”) by amending existing sanctions under the ISA and creating new sanctions.  Among other things, CISADA introduced additional prohibitions and limits on the ability of companies (both U.S. and non-U.S.) and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In 2011, the President of the United States issued Executive Order 13590, which expanded on the existing energy-related sanctions available under the ISA.  In 2012, the President signed additional relevant executive orders, including Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions.  The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608.  Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which again created new sanctions and strengthened existing sanctions under the ISA.  Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector.  The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the ISA on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used.  Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.  The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report.  At this time, we are not aware of any such sanctionable activity, conducted by ourselves or by any affiliate, that is likely to prompt an SEC disclosure requirement.  Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities.

From January 1, 2010 through December 31, 2012, vessels in our fleet made a total of 6 calls to ports in Iran, representing approximately 0.64% of our approximately 935 calls on worldwide ports during the same period.  The last call to a port in Iran made by a vessel in our fleet was in September 2011.  During 2012, vessels in our fleet did not make any calls to ports in Iran and we have, since November 2011, had a policy of instructing all charterers of our vessels that calls on ports in Iran are not permitted.  To our knowledge, none of our vessels made port calls to Syria, Sudan or Cuba during that same period from 2010 to 2012.  Of the 6 port calls made to ports in Iran from January 2010 through December 2012, all were made at the direction of our charterers or pooling arrangement administrators, of which we had no advance knowledge.  The gross operating revenue derived by us attributable to the voyages with calls to Iran during the last three fiscal years was $2,084,985 for 2010, $1,581,493 for 2011 and $0 for 2012, accounting for approximately 2.3%, 1.6% and 0%, respectively, of the aggregate gross operating revenue earned by us during those periods.  These gross operating revenue figures are determined by multiplying the daily time charter hire paid to us with respect to the relevant vessel, by the duration in days of the applicable voyage from which the vessel commenced loading Iranian oil and until the cargo was fully discharged plus any profit share, as applicable, and in the case of one of the port calls, which was solely for purposes of bunkering, by multiplying the daily time charter hire paid to us with respect to the relevant vessel, by the duration in days spent by that vessel in Iranian waters.

We monitor compliance of our vessels with applicable restrictions through, among other things, communication with our charterers and administrators regarding such legal and regulatory developments as they arise.  Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.  Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company.  Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries.  Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.  Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest or governmental actions in these and surrounding countries.

Political decisions may affect the vessels trading patterns and could adversely affect our business and operation results.

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks.  The political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz and/or a closure of the Suez Canal.  Geopolitical risks are outside of our control, and could potentially limit or disrupt our access to markets and operations and may have an adverse affect on our business.

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

We operate in the highly competitive international tanker market which could affect our financial position.

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

The OPA provides for the scheduled phase-out of all non double-hull tankers that carry oil in bulk in U.S. waters.  The International Maritime Organization, or the “IMO,” and the European Union also have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters.  These regulations will reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of ships trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels.  As a result, single-hull vessels are likely to be chartered less frequently and at lower rates.  Although all of our tankers are double-hulled, we cannot assure you that these regulatory programs will not apply to vessels acquired by us in the future.

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

The shipping industry has inherent operational risks, which could impair the ability of charterers to make payments to us.

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events.  In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels.  Any of these events could impair the ability of charterers of our vessels to make payments to us under our charters.

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

Maritime claimants could arrest our tankers, which could interrupt charterers’ or our cash flow.

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

RISKS RELATING TO OUR CAPITAL STOCK

Our common stock may be delisted from the New York Stock Exchange.

On April 24, 2012, we received notice from the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock was less than $1.00 per share over a consecutive 30 trading-day period.  Pursuant to the NYSE’s rules, we had a six-month cure period following receipt of the notice to bring our share price and average share price above $1.00.  We received confirmation from the NYSE on September 5, 2012 that it had regained compliance after its average closing share price for the 30 trading days ended August 28, 2012 and its closing price on August 28, 2012 exceeded $1.00.

Although we are currently in compliance with the NYSE’s continued listing standards, we cannot assure you that we will continue to be in compliance with such standards in the future, and as such, our common stock may be delisted from the NYSE, which would decrease liquidity in the market for our common stock and may depress the price at which you will be able to sell your shares of our common stock.

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

The mandatory exchange of our Series A Participating Preferred Stock may disproportionately affect and dilute our common stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock may choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of our common stock at a 1:17 ratio, subject to further adjustment.  On July 1, 2013, all outstanding shares of Series A Participating Preferred Stock will be mandatorily exchanged for shares of our common stock at a 1:17 ratio, subject to further adjustment.  As of December 31, 2012, of the 442,666 shares of Series A Participating Preferred Stock originally issued, there were 369,362 shares outstanding.  The mandatory exchange event may, depending on the number of shares of Series A Participating Preferred Stock still outstanding at that time, result in significant dilution of our common stock within a short period of time.  This could result in significant decline or fluctuation in the market price of our common stock and a corresponding loss in value to Series A Participating Preferred Stock holders’ investments as compared to when they purchased their preferred stock.

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
  a limited ability for stockholders to call special stockholder meetings; and
  our board of directors to determine the powers, preferences and rights of our preferred stock and to issue the preferred stock without stockholder approval.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many stockholders.  As a result, stockholders may be limited in their ability to obtain a premium for their shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

The company was incorporated under the name of Double Hull Tankers, Inc., or “Double Hull,” in April 2005 under the laws of the Marshall Islands.  In June 2008, Double Hull’s stockholders voted to approve an amendment to Double Hull’s articles of incorporation to change its name to DHT Maritime, Inc.  On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands, and DHT Maritime became a wholly-owned subsidiary of DHT Holdings in March 2010.  Shares of DHT Holdings, Inc. common stock trade on the NYSE under the ticker symbol “DHT.”

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda.  Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this report.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of the date of this report, our fleet consisted of eight double-hull crude oil tankers, of which all are wholly-owned by the company.  The fleet consists of four very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, two Suezmax tankers or “Suezmaxes,” which are tankers ranging in size from 130,000 to 170,000 dwt and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Four of the vessels are on short term time charters and four are operating in the spot market.  Our fleet principally operates on international routes and had a combined carrying capacity of 1,776,349 dwt and an average age of approximately 11.4 years as of the date of this report.  Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of two VLCCs for a total of $122.0 million and our principal divestitures during the same period comprise the sale of two Aframax tankers and one VLCC tanker for a total of $35.9 million.

RECENT DEVELOPMENTS

OSG Chapter 11 Bankruptcy Filing

On November 14, 2012, OSG and certain of its affiliates filed bankruptcy petitions under chapter 11 of title 11 of the United States Code (“chapter 11”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On December 6, 2012, OSG and its affiliated debtors filed motions to reject the bareboat charters for our two Suezmax vessels, Overseas Newcastle (now DHT Target) and Overseas London (now DHT Trader).  The Bankruptcy Court approved the rejection motions and the vessels were redelivered to us and the charters terminated on December 22, 2012 and January 15, 2013, respectively.

DHT Maritime, London Tanker Corporation (“LTC”) and Newcastle Tanker Corporation (“NTC”) held claims against two OSG subsidiaries, Alpha Suezmax Corporation (“Alpha”) and Dignity Chartering Corporation (“Dignity” and, together with Alpha and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London, respectively, and against OSG on account of its guarantees of the obligations of Alpha and Dignity, respectively, under each of the bareboat charter agreements (collectively, the “Claims”).  DHT Maritime and DHT Holdings entered into an assignment agreement and a joinder to that assignment agreement with LTC and NTC, each effective as of January 22, 2013, whereby DHT Maritime, LTC and NTC (collectively, the “Sellers”) agreed to sell, and DHT Holdings agreed to purchase, the undivided 100% interest in the Sellers’ right to and title and interest in, among others, (i) the Claims; (ii) all rights to receive any cash, interest, fees, expenses, damages penalties and other amounts or property in respect of the Claims, including any securities and other distributions made by the Debtors in respect of the Claims under or pursuant to any plan of reorganization or liquidation in the Debtors’ chapter 11 cases in the Bankruptcy Court or otherwise; (iii) any cause of action or claim of any nature whatsoever  arising out of the Claims; (iv) any voting right arising out of the Claims; and (v) all proceeds of any kind under or in respect of the foregoing, including all cash, securities or other property distributed or payable on account thereof, or exchanged in return therefor (the “Transferred Rights”) for a purchase price of $10 million.

In March 2013, DHT Holdings filed proofs of the Claims in the Bankruptcy Court in an aggregate amount of approximately $51.84 million plus attorneys’ fees and entered into assignment agreements with a third party whereby DHT Holdings agreed to sell an undivided 100% interest in DHT Holdings’ right to and title and interest in the Transferred Rights at an aggregate purchase price equal to 33.25% of the amount of the Claims ultimately to be allowed by final order of the Bankruptcy Court.  DHT Holdings received an aggregate initial payment of approximately $6.89 million and will receive final payment plus interest for the Transferred Rights when the Claims are allowed by the Bankruptcy Court.

Amendment and Restatement of RBS Credit Facility

On April 29, 2013, we entered into an agreement to amend and restate our secured credit agreement with RBS (as amended, the “RBS Credit Facility”).  The RBS Credit Facility was amended whereby, upon satisfaction of certain conditions, including (i) the prepayment of $25.0 million, (ii) the payment of an amendment fee and (iii) the provision of an unconditional parent guarantee by DHT Holdings to guarantee the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility removes, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility will bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the first quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis)  towards prepayment of the loan, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of  $7.5 million for each such quarter.  If the actual capital expenses for any fiscal quarter differs from the estimated capital expenses by more than $500,000, the capital expense estimate applicable to the next fiscal quarter may be decreased (by the amount of such excess) or increased (by the amount of such deficit), as applicable. Under the terms of the parent guarantee, DHT Holdings is required to maintain unencumbered cash and cash equivalents for itself and its subsidiaries (on a consolidated basis) of no less than $20 million at all times and will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Former OSG Charter Arrangements

In connection with the chapter 11 filing by OSG and certain of its affiliates commenced on November 14, 2012, OSG rejected our two Suezmax long-term bareboat charters.  In addition, remaining time charters with OSG affiliates for our Initial Vessels expired as anticipated or otherwise agreed to during 2012.  Consequently, we no longer have any vessels on charter to OSG or any of its affiliates.  For purposes of providing comprehensive information on the factors that affected our operations and business during the period covered by this report, we have summarized the material terms of those expired or terminated charter arrangements with OSG.

General — Time Charters

Effective October 18, 2005, certain of our wholly-owned subsidiaries time chartered our Initial Vessels to charterers, which were wholly-owned subsidiaries of OSG, for a period of five to six and one-half years.  Each time charter was renewable by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of four, six or eight years, depending on the vessel.  On November 26, 2008, we entered into an agreement with OSG whereby OSG exercised its option to extend the charters for the Initial Vessels upon expiry of the vessels’ initial charter periods.  For the Overseas Rebecca and the Overseas Ania, the charters were extended for 18 months after the initial charter periods expire in October 2010 at the basic charter rate.  With regards to the remaining five vessels, the charters were extended for 12 months after the initial charter periods expired between April 2011 and April 2012, with the basic charter hire rate for the declared extension periods being either the basic charter rate stipulated in the applicable charter or, if the one-year time charter rate was lower, a base rate which was no more than $5,000 per day below the basic charter rate stipulated in the charters.  We guaranteed the obligations of each of our subsidiaries under the time charters, and OSG guaranteed each charterer’s obligation to make charter payments to us.

Under the time charters with OSG, we were required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels were approved for trading (referred to in the industry as “vetting approvals”) by a minimum of four major oil companies and (ii) that we did not lose any vetting approvals that were required to maintain the vessels’ trading patterns.  Tanker Management, a subsidiary of OSG, performed those duties for us under technical ship management agreements.  If structural changes or new equipment were required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers were required to pay the first $50,000 per year per vessel for all such changes.  To the extent the cost of all such changes exceeded $50,000, the excess cost would have been apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost.

Basic Hire for Former OSG Time Charters

Under each time charter, the daily charter rate for each such vessel, which we refer to as “basic hire,” was payable to us monthly in advance.  The basic hire under the charters for each vessel type during each year of the initial fixed term of the charter and the extension periods agreed to on November 26, 2008 was as follows:

End of Charter period (1)	VLCCs (2) USD/day						Aframaxes (2) USD/day				Aframaxes USD/day
	Ann		Chris		Regal		Cathy		Sophie		Ania & Rebecca (3)
Oct. 17, 2006	37,200		37,200		37,200		24,500		24,500		18,500
Oct. 17, 2007	37,400		37,400		37,400		24,700		24,700		18,700
Oct. 17, 2008	37,500		37,500		37,500		24,800		24,800		18,800
Oct. 17, 2009	37,600		37,600		37,600		24,900		24,900		18,900
Oct. 17, 2010	37,800		37,800		37,800		25,100		25,100		19,100
Jan. 17, 2011	38,100		38,100		38,100		25,400		25,400		19,400
Apr. 17, 2011	38,100		38,100		38,100		25,400		25,400		19,400
Jul. 17, 2011	38,100		38,100		33,100	(4)	25,400		25,400		19,400
Oct. 17, 2011	38,100		38,100		33,100	(4)	25,400		20,400	(4)	19,400
Jan. 17, 2012	38,500		33,500	(4)	33,100	(4)	25,700		20,400	(4)	19,700
Apr. 17, 2012	38,500		33,500	(4)	33,100	(4)(6)	20,700	(4)	20,400	(4)	19,700
Jul. 17, 2012	33,500	(4)	33,500	(4)			20,700	(4)	20,400	(4)
Oct. 17, 2012	33,500	(4)	33,500	(4)			20,700	(4)
Jan. 17, 2013	33,500	(4)(5)					20,700	(4)

(1)
The charters, including the extension options agreed to on November 26, 2008 and as otherwise subsequently agreed to, expired and the vessels were redelivered as follows for the DHT Ann, DHT Chris, DHT Regal, DHT Cathy, DHT Sophie, Overseas Ania and Overseas Rebecca:  December 26, 2012; September 17, 2013; March 24, 2012; December 30, 2012; June 20, 2012; May 19, 2012 and April 29, 2012, respectively.

(2)
With regards to the 12-month extensions agreed to on November 26, 2008, the table shows the minimum basic hire rate that was achievable for the declared extension periods which is about $5,000 per day below the basic charter rate stipulated in the charters.  If the one-year time charter rate is higher than the rate which is about $5,000 below the basic charter hire rate stipulated in the charters, the basic charter hire rate can be up to $5,000 higher than the minimum basic charter hire rate depending on the one-year time charter rate at the time.

(3)	The Overseas Rebecca and Overseas Ania were sold in 2012.
(4)	Represents the extension periods agreed to on November 26, 2008.
(5)	Represents the extension period agreed to on November 26, 2008 and subsequently adjusted in accordance with our agreement with OSG in November 2012 to have the vessel redelivered on December 26, 2012.
(6)	The DHT Regal was sold in 2013.

Additional Hire for Former OSG Time Charters

Pursuant to the charter arrangements for our Initial Vessels, the parent of each of the charterers, OIN, agreed to pay us quarterly in arrears a payment, which was in addition to the basic hire we received under our charters, which we refer to as “additional hire.”  OIN paid us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel was operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period.  OSG guaranteed the additional hire payments due to us under the charter framework agreement.  Additional hire was calculated on a TCE basis, regardless of whether the charterers operated our vessels in a pool, on time charters or in the spot market.  However, the manner in which charter hire was calculated for a given period depended on whether our vessels were operated in a pool or in the time or spot charter market.  We were last paid additional hire as part of the aforementioned profit-sharing model in 2009.

General — Bareboat Charters

On December 4, 2007, one of our Suezmaxes, the Overseas Newcastle (now the DHT Target), was bareboat chartered to a subsidiary of OSG for a term of seven years at a basic bareboat charter rate of $26,343 per day for the first three years of the charter term, and $25,343 per day for the last four years of the charter term.  According to the terms of the bareboat charter, we were to be paid this basic hire even for the days on which the vessel was not able to be in service.  In addition to the bareboat charter rate, we, through the profit sharing element of this charter agreement, were to earn 33% of the vessel’s earnings above the time charter equivalent rate of $35,000 per day for the first three years of the charter term and above $34,000 per day for the last four years of the charter term, calculated on a four-quarter rolling average.  On January 28, 2008, our other Suezmax, the Overseas London (now the DHT Trader), was bareboat chartered to a subsidiary of OSG for a term of 10 years at a basic bareboat charter rate of $26,630 per day for the term of the charter.  According to the terms of the bareboat charter, we were to be paid this basic hire even for the days on which the vessel is not able to be in service.  There was no profit sharing element under this bareboat charter.

In connection with OSG’s chapter 11 bankruptcy proceedings that commenced in November 2012, OSG and its affiliates rejected the bareboat charters for the two Suezmaxes.  The vessels were redelivered to us and the charters terminated on December 22, 2012 and January 15, 2013, respectively.

Vessels on Current Time Charters

In May 2011, we acquired the DHT Eagle and entered into a time charter to a subsidiary of Frontline Ltd. with expiry in May 2013.  The charter rate at commencement of the charter was $32,500 per day less commission payable monthly in advance.  In December 2011, the charter was amended whereby the charter hire payable monthly shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012.  The difference of $6,500 per day shall be paid in arrears with one lump sum payment related to the period from January 1, 2012 to December 20, 2012 that was paid in December 2012 and a second lump sum payment at the end of the charter period in the second quarter of 2013.

In January 2013, we entered into a time charter for the DHT Ann for a period of 12 months at market related earnings and a time charter for the DHT Chris for a period of 9 months with the first six months at a fixed rate per day and the final three months at market related earnings.  In February 2013 we entered into a time charter for the DHT Cathy for a period of six to 12 months, at the charterer’s option at a fixed rate per day.

Vessels Not on Time Charter or Bareboat Charter

Subsequent to being redelivered from OSG upon expiry of its time charter in April 2012, the VLCC DHT Regal was employed in the Tankers International Pool until April 2013.  Subsequent to being redelivered from OSG upon expiry of the charter in June 2012, the Aframax DHT Sophie was employed in the Aframax International Pool until February 17, 2013.  The DHT Sophie is currently operating in the spot market.  In March 2011, we took delivery of the 1999-built VLCC, named the DHT Phoenix.  The vessel is employed in the Tankers International Pool.  Our two Suezmax vessels, whose long-term bareboat charters were rejected as part of the OSG chapter 11 filing, are currently operating in the spot market.

Allocation of Pool Revenues

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

TECHNICAL SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our technical ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the technical ship management agreements.

At the time of our IPO in October 2005 each of the subsidiaries owning our Initial Vessels entered into fixed rate technical ship management agreements with Tanker Management Ltd (an affiliate of OSG) with respect to such vessels.  Effective as of January 16, 2009, Tanker Management exercised its right to cancel the technical ship management agreements and effective as of the same date each of the subsidiaries owning our Initial Vessels entered into new technical ship management agreements with Tanker Management.

During 2012, we used two technical ship management providers:  Tanker Management in Newcastle, UK, and Goodwood Ship Management Pte Ltd in Singapore (“Goodwood”).  However, as of December 31, 2012 we no longer use Tanker Management.  Under the current technical ship management agreements with Goodwood, the ship managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.

Under our current technical ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

Each technical ship management agreement with Goodwood is cancelable by us or Goodwood for any reason at any time upon 60 days’ prior written notice to the other.  Upon termination we are required to cover actual crew support cost and severance cost and pay management fee for a further three months.  We will be required to obtain the consent of any applicable charterer and our lenders before we appoint a new manager; however, such consent may not to be unreasonably withheld.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2012:

Vessel	Year Built	Dwt	Current Flag	Yard	Classification Society	Percent of Ownership
VLCC
DHT Ann (1)	2001	309,327	Marshall Islands	Hyundai Heavy Industries Co.	Lloyds	100%
DHT Chris (1)	2001	309,285	Marshall Islands	Hyundai Heavy Industries Co.	Lloyds	100%
DHT Regal (1)(6)	1997	309,966	Marshall Islands	Universal Shipbuilding Corporation	ABS	100%
DHT Phoenix (4)	1999	307,151	Marshall Islands	Daewoo Heavy Industries	Lloyds	100%
DHT Eagle (5)	2002	309,064	Marshall Islands	Samsung Heavy Industries	ABS	100%
Suezmax
DHT Target (2)	2001	164,626	Marshall Islands	Hyundai Heavy Industries Co.	ABS	100%
DHT Trader (3)	2000	152,923	Marshall Islands	Hyundai Heavy Industries Co.	DNV	100%
Aframax
DHT Cathy (1)	2004	111,928	Marshall Islands	Hyundai Heavy Industries Co.	ABS	100%
DHT Sophie (1)	2003	112,045	Marshall Islands	Hyundai Heavy Industries Co.	ABS	100%

(1)	Acquired on October 18, 2005.

(2)	Acquired on December 4, 2007. Formerly named Overseas Newcastle.

(3)	Acquired on January 28, 2008. Formerly named Overseas London.

(4)	Acquired on March 2, 2011 and employed in the Tankers International Pool as of April 14, 2011.

(5)	Acquired on May 27, 2011 and time chartered for a period of two years to Key Chartering, a subsidiary of Frontline Ltd., as of May 28, 2011.

(6)	In March 2013, we entered into an agreement to sell the DHT Regal and the vessel was delivered to the buyers on April 29, 2013.

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

We believe that our anticipated insurance coverage will be adequate to protect us against the accident-related risks involved in the conduct of our business and that we will maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice.  However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to obtain adequate insurance coverage at commercially reasonable rates in the future following termination of the technical ship management agreements and bareboat charters.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 23 of this report.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers.  They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered.  Under our technical ship management agreements, Goodwood has assumed technical management responsibility for the vessels in our fleet, including compliance with all government and other regulations.  If our technical ship management agreements with Goodwood terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance.  However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  Under our technical ship management agreements, Goodwood is required to maintain operating standards for our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

INTERNATIONAL MARITIME ORGANIZATION

Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution.  In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  All of our vessels are currently compliant with these regulations.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation.  Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs.  The United States ratified these Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

Under the International Safety Management Code, or “ISM Code,” promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  Goodwood will rely upon its respective safety management systems.

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

IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans, or “SOPEPs.”  Periodic training and drills for response personnel and for vessels and their crews are required.  In addition to SOPEPs, Goodwood has adopted Shipboard Marine Pollution Emergency Plans for our vessels, which cover potential releases not only of oil but of any noxious liquid substances.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the Act.  The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the aggregate limits of liability described above for OPA and CERCLA.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center.  Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.  Goodwood has provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

We have arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion.  However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business and on Goodwood’s business, which could impair Goodwood’s ability to manage our vessels.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The current Vessel General Permit requirements, which remain in effect until 2013, impose technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  The EPA has proposed a new Vessel General Permit that would become effective in 2013.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters.  The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year.  In April 2010, the EPA adopted new emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.  The emission standards apply in two stages:  near-term standards for newly-built engines apply as of 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply beginning in 2016.  Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

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

The MEPC has designated the area extending 200 miles from the United States and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments.  The new ECA entered into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015.  From 2016, NOx after-treatment requirements will also apply.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

GREENHOUSE GAS REGULATION

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  A new treaty could be adopted in the future, however, that includes restrictions on shipping emissions.  For example, the MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting.  The Energy Efficiency Design Index will require a minimum energy efficiency level per capacity mile and will be applicable to new vessels, and the Ship Energy Efficiency Management Plan will be applicable to currently operating vessels.  The requirements entered into force in January 2013 and could cause us to incur additional compliance costs.  In addition, the IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax.  The European Union is considering an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.

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

C.	ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries as of December 31, 2012.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ann Tanker Corporation	DHT Ann	Marshall Islands	100%
Cathy Tanker Corporation	DHT Cathy	Marshall Islands	100%
Chris Tanker Corporation	DHT Chris	Marshall Islands	100%
DHT Chartering, Inc.		Marshall Islands	100%
DHT Eagle, Inc.	DHT Eagle	Marshall Islands	100%
DHT Management AS(1)		Norway	100%
DHT Maritime, Inc.		Marshall Islands	100%
DHT Phoenix, Inc.	DHT Phoenix	Marshall Islands	100%
London Tanker Corporation	DHT Trader	Marshall Islands	100%
Newcastle Tanker Corporation	DHT Target	Marshall Islands	100%
Regal Unity Tanker Corporation	DHT Regal(2)	Marshall Islands	100%
Sophie Tanker Corporation	DHT Sophie	Marshall Islands	100%

(1)	Formerly Tankers Services AS.

(2)	In March 2013, we entered into an agreement to sell the DHT Regal and the vessel was delivered to the buyers on April 29, 2013.

D.	PROPERTY, PLANT AND EQUIPMENT

We own a modern fleet of double hull crude oil tankers.  The following table sets forth our wholly-owned vessels as of December 31, 2012.

Vessel	Type	Approximate Dwt	Construction	Flag
DHT Ann	VLCC	309,327	Double-Hull	Marshall Islands
DHT Chris	VLCC	309,285	Double-Hull	Marshall Islands
DHT Regal(1)	VLCC	309,966	Double-Hull	Marshall Islands
DHT Trader	Suezmax	152,923	Double-Hull	Marshall Islands
DHT Target	Suezmax	164,626	Double-Hull	Marshall Islands
DHT Cathy	Aframax	111,928	Double-Hull	Marshall Islands
DHT Sophie	Aframax	112,045	Double-Hull	Marshall Islands
DHT Phoenix	VLCC	307,151	Double-Hull	Marshall Islands
DHT Eagle	VLCC	309,064	Double-Hull	Marshall Islands

(1)	In March 2013, we entered into an agreement to sell the DHT Regal and the vessel was delivered to the buyers on April 29, 2013.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of eight crude oil tankers, all of which are wholly-owned by the company.  The fleet consists of four VLCCs, two Suezmax tankers and two Aframax tankers.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” Suezmaxes are tankers ranging in size from 130,000 to 200,000 dwt and Aframaxes are tankers ranging in size from 80,000 to 120,000 dwt.  As of the date of this report, four of the vessels are on time charters and four are operating in the spot market.  The fleet operates on international routes and has a combined carrying capacity of 1,776,349 dwt and an average age of approximately 11.4 years.

We have entered into agreements with a technical manager, which is generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the technical ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel. For vessels chartered on a bareboat basis, the charterer generally is responsible for paying all operating costs.

FACTORS AFFECTING OUR RESULTS

The principal factors that affect our results of operations and financial condition include:
  with respect to vessels on charter, the charter rate that we are paid;
  with respect to the vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;
  our vessels’ operating expenses;
  our insurance premiums and vessel taxes;
  the required maintenance capital expenditures related to our vessels;
  our vessels’ depreciation and potential impairment charges;
  our general and administrative and other expenses;
  our interest expense including any interest swaps we may enter;
  general market conditions when charters expire; and
  prepayments under our credit facilities to remain in compliance with covenants.
Our revenues are principally derived from time charter hire and revenues earned by vessels operating in the spot market.  Freight rates are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported.  The demand for oil shipments is, amongst other, affected by the state of the global economy.  The number of vessels is affected by the construction of new vessels and by the retirement of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values.

Our expenses consist primarily of vessel operating expenses, interest expense, depreciation expense, impairment charges, insurance premium expenses, vessel taxes, financing expenses and general and administrative expenses.

With respect to vessels on time charters, the charterers generally pay us charter hire monthly in advance.  With respect to the vessels operating in the spot market though pools, distributions of earnings are evaluated monthly and distributions are made monthly.  With respect to vessels operating directly in the spot market, our customers typically pay us the freight upon discharge of the cargo.  We fund daily vessel operating expenses under our technical ship management agreements monthly in advance.  We are required to pay interest under our secured credit facilities quarterly in arrears, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

OUTLOOK FOR 2013

We expect the freight market for 2013 to be challenging.  We will continue to focus on prudent capital management and quality operations as well as opportunities to expand the company and renew our fleet.  Currently, four of our vessels are operating in the spot market, either directly or in tanker pools.  This is a departure from our historical operating structure, where almost all of our vessels were on long-term time charter or bareboat charter, and all to other ship owners.  Consistent with our recent entry into time charters for the VLCCs DHT Ann and DHT Chris and the Aframax DHT Cathy, we expect to conduct business with end users more frequently in the employment of our vessels and rely less on the practice of leasing out our vessels to other ship owners.  We continue to be interested in pursuing a mix of spot and longer-term charter arrangements with customers, but current pricing for longer-term time charters is not deemed attractive.  The consequence of more spot market activity is increased volatility in our revenues.  If the tanker market rates in effect for the first few months of 2013 continue through the remainder of the year, our 2013 revenues would be significantly lower than our 2012 revenues.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2012, included as Item 18 of this report.

Revenue Recognition

During 2012, our vessels generated revenues from time charters, bareboat charters, by operating in pools and by operating in the spot market (voyage charters).  Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

For vessels operating in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formulae used to allocate net pool revenues allocate net revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.  Net revenues generated from pools are recorded based on the net method.  These pools generate a majority of their revenue from voyage charters.

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

We acquired our two Suezmax tankers on December 4, 2007 and January 28, 2008, respectively.  These vessels were on bareboat charters with subsidiaries of OSG until they were prematurely redelivered in December 2012 and January 2013, respectively, in connection with OSG’s chapter 11 bankruptcy proceedings, and are currently operating in the spot market.  Revenues from the bareboat charters were accounted for as operating leases and were recognized on a straight line basis over the periods of such charters, as the service was performed.

Vessel Lives

Commencing with the third quarter of 2012, we have assumed an estimated useful life of 20 years for our vessels, down from 25 years, as we believe this is a more reasonable estimate of useful life for our vessels in the current market environment.  The actual life of a vessel may be different and the useful lives of the vessels are reviewed at fiscal year end, with the effect of any changes in estimate accounted for on a prospective basis.  New regulations, further market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods.

With respect to our Initial Vessels (those we acquired at the time of our IPO in 2005), the carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking less impairment, if any.  The depreciation per day is calculated based on the vessel’s original cost less a residual value which is equal to the product of the vessel’s lightweight tonnage and an estimated scrap rate per ton.  Capitalized drydocking costs are amortized on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2 1/2 years.

With respect to our two Suezmax tankers and our two VLCCs acquired following our IPO, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard less impairment.

Carrying Value and Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  In such instances, the vessel is considered impaired and is written down to its recoverable amount.  In evaluating impairment under IFRS, we consider the higher of (i) fair market value less costs to sell and (ii) the present value of the future cash flows of a vessel, or “value in use.”  The fair market value of our vessels is monitored by obtaining  charter-free broker valuations as of specific dates.  This assessment was made at the individual vessel level in 2011 and 2012.  In 2010 we determined that our Initial Vessels operating on time charters with OSG during each respective period constituted a single cash generating unit as (i) all seven vessels then owned by us were on charter to the same customer, (ii) all seven charters were negotiated together and (iii) all seven vessels had profit sharing on a fleet-wide basis, and therefore we performed our impairment test on a fleet-wide basis.  In 2011, we changed our assessment of cash-generating units because we expected OSG not to extend the charters for several of the vessels and consequently profit sharing on a fleet-wide basis for all the Initial Vessels was not applicable for periods subsequent to the expiration dates of the charters.

In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions, and in particular, for estimating future charter rates, are based on historical trends, current market conditions, as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience.

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production of or demand for oil, generally or in specific regions, (iii) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings and (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries and vessels’ flag states.  Please see our risk factors under the headings “Vessel values and charter rates are volatile.  Significant decreases in values or rates could adversely affect our financial condition and results of operations” and “The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates from time to time, which may adversely affect our earnings” in Item 3.D of this report for a discussion of additional risks relating to the volatility of charter rates.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future.  Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is equal to or less than the carrying amount for such vessels.  There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether or when they will improve by any significant degree.  Charter rates may remain at current levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

When calculating the charter rate to use for a particular vessel class in its impairment testing, we rely on the contractual rates currently in effect for the remaining term of existing charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining useful lives of each of the vessels.  The estimated daily time charter equivalent rates used for unfixed days are based on (i) the current one-year time charter rate for the first three years estimated by brokers and (ii) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter.

During the third quarter of 2012, we adjusted the carrying value of our fleet through a non-cash impairment charge of $92.5 million in connection with the effect of the continued weak tanker market has on the value of our vessels and following OSG’s announcement regarding its solvency and anticipation of OSG’s rejection of the long-term bareboat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London).  The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.39%.  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  If the estimated WACC had been 1% higher, the impairment charge for that quarter would have been $103.5 million and if the estimated WACC had been 1% lower, the impairment charge for that quarter would have been $80.4 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $129.8 million.  As discussed above, a key change from previous impairment tests was that we assumed an estimated useful life of 20 years, down from 25 years, and a reassessment of the long-term bareboat charters with OSG due to the announcement by OSG regarding its solvency.  Commencing with the third quarter of 2012, we apply the estimated useful life of 20 years when calculating depreciation.

As a result of the decline in charter rates and vessel values during the fourth quarter of 2012, we performed an impairment test of our fleet using the value in use method as of December 31, 2012.  The impairment test resulted in an impairment charge during that quarter of $8.0 million.  This impairment charge related to a single vessel, the DHT Regal, which we had taken steps to sell and reflected the difference between the carrying value of the vessel as of December 31, 2012 and our estimate of the vessel’s fair market value less cost to sell.  In March 2013, we entered into an agreement to sell the DHT Regal for $23.0 million and the vessel was delivered to the buyers on April 29, 2013.

The following chart summarizes the charter rates used by us in our impairment testing as of December 31, 2012, together with the break even rates, for our fleet on a vessel class-by-class basis.

Vessel Class	Charter Rate Used First Three Years(1)	Charter Rate Used Thereafter(1)	Break Even Rate(2)	Actual Rate 4Q 2012 (3)	Charter Rate Used After Year 3 as Compared with Break Even Rate
	(Dollars per day)	(Dollars per day)	(Dollars per day)	(Dollars per day)	(as percentage above)
VLCC (4)	21,000	41,419	28,900	18,349	43.0%
Aframax (4)	14,000	23,069	19,100	16,758	20.9%
Suezmax(4)	17,000	30,787	24,000	34,893	28.1%

(1)
For vessels on charter we have assumed the contractual rate for the remaining term of the charter.  As for estimates for future charter rates, we have assumed a) the estimated current one-year time charter rate for the first three years and b) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter.

(2)	The break even rate is the rate that provides a discounted total cash flow equal to the carrying value of the vessel.
(3)
The actual rate is the average rate achieved by our vessels in the fourth quarter of 2012.  For the two Suezmaxes, DHT Target and DHT Trader, which were on bareboat charters for the majority of the quarter, we have assumed operating expenses of $9,000 per day per vessel in order to arrive at a time charter equivalent rate.

(4)
Due to vessels coming off charters with OSG during 2012, the performance of our vessels in the fourth quarter of 2012 is not representative of management’s expectations for performance of those vessels in 2013.

In addition, the following chart sets forth our fleet information, purchase prices, carrying values and estimated fair market values as of December 31, 2012.

						Estimated Fair Market Value* (12/31/2012)
Vessel	Built	Vessel Type	Purchase Date	Purchase Price	Carrying Value (12/31/2012)
(Dollars in thousands)
DHT Ann**	2001	VLCC	Oct. 2005	124,829	43,186	35,000
DHT Chris**	2001	VLCC	Oct. 2005	124,829	44,329	35,000
DHT Regal**	1997	VLCC	Oct. 2005	97,541	23,674	23,674
DHT Cathy**	2004	Aframax	Oct. 2005	70,833	25,583	23,000
DHT Sophie**	2003	Aframax	Oct. 2005	68,511	25,226	20,000
DHT Target	2001	Suezmax	Dec. 2007	92,700	28,710	28,000
DHT Trader	2000	Suezmax	Jan. 2008	90,300	28,828	25,500
DHT Phoenix	1999	VLCC	Mar. 2011	55,000	37,320	30,000
DHT Eagle	2002	VLCC	May 2011	67,000	53,165	38,000

*
Estimated fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the balance sheet date and may not represent the price we would receive upon sale of the vessel except for the DHT Regal, which is based on our estimate of the vessel’s fair market value less cost to sell.  As a result of the vessels’ increasing age and market development, further decline in vessel values could be expected in 2013.

**
Purchase price is pro rata share of en bloc purchase price paid for vessels in connection with our IPO in October 2005.  In March 2013, we entered into an agreement to sell the DHT Regal for $23.0 million and the vessel was delivered to the buyers on April 29, 2013.

With respect to most of our vessels, we believe the fair market value was less than their carrying value as of December 31, 2012 and that the aggregate amount of this deficit as of December 31, 2012 for our vessels was approximately $51.8 million.  However, when we consider the value of the discounted cash flows (value in use) we believe that the recoverable amount for each of our vessels (as measured by such vessel’s value in use) was equal to or exceeded the applicable carrying value as of December 31, 2012.  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels.

For comparative purposes, if the estimated WACC had been 1% higher, the impairment charge for the fourth quarter would have been unchanged.  If the cash flows are not discounted as permitted under U.S. GAAP (as opposed to IFRS), the aggregate value based on undiscounted cash flows in use as of December 31, 2012 would have been $225.7 million higher than the aggregate carrying value.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $18.3 million higher.  Also, had we used the one- and three-year historical average one-year time charter rates instead, the impairment charge for the fourth quarter of 2012 would have been $127.2 million and $47.3 million higher, respectively.  Historical averages for periods five years and longer would not have resulted in any additional impairment charge.

Stock Compensation

Employees of the company receive, amongst others, remuneration in the form of restricted common stock that is subject to vesting conditions.  Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.  The fair value of restricted common stock that vest based on continued employment/office only are considered to be equal to the fair market value of common stock at the grant date.  For restricted stock granted in May 2010 that vest due to both continued employment and market conditions, the calculated fair value at grant date was valued at 62% of the fair value of the common stock using a Monte Carlo simulation.  For restricted stock granted in September 2010 that vest due to both continued employment and market conditions, the calculated fair value at grant date was 31.5% for 12,500 shares and 40% for 12,500 shares of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 37.5%, based on historical volatility.  For restricted stock granted in September 2011 and March 2012 that vest due to both continued employment and market conditions, the calculated fair value at grant date was 42.5% for 36,667 shares and 82.2% for 55,000 shares, respectively, of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33.0%, based on historical volatility.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues decreased by $2.9 million, or 2.9%, to $97.2 million in 2012 from $100.1 million in 2011.  This decrease is due to weaker freight markets, expiry of charters with rates higher than those available in the spot market and the sale of two vessels during the year, which resulted in total revenue days declining from 3,949 in 2011 to 3,772 in 2012.  Shipping revenues increased by $10.4 million, or 11.6%, to $100.1 million in 2011 from $89.7 million in 2010.  This increase was attributable to the addition of three vessels to our fleet during the first half of 2011, which resulted in total revenue days increasing from 3,229 in 2010 to 3,949 in 2011.  In 2012 and 2011, there was no profit sharing under our profit-sharing arrangements.

Voyage expenses increased by $9.5 million to $10.8 million in 2012 from $1.3 million in 2011.  The increase is related to certain vessels operating in the spot market following expiry of charters during 2012.  There were no similar expenses during 2010.

Vessel operating expenses decreased by $6.4 million in 2012, to $24.4 million from $30.8 million in 2011.  This decrease is due the sale of two vessels during 2012 as well as lower ongoing vessel expenses.  Vessel operating expenses increased by $0.6 million in 2011, to $30.8 million from $30.2 million in 2010.  This increase was due to the acquisition of two VLCCs during 2011 although partly offset by lower ongoing vessel operating expenses.  Average operating expenses per vessel decreased by 15.3% from 2010 to 2011 and by 14.6% from 2011 to 2012 mainly due to change of technical management and crew arrangements and restructuring of vessel operations.

Charter hire expense increased by $0.7 million to $6.9 million in 2012 from $6.2 million in 2011.  The increase in charter hire expenses relates to the charter of the Venture Spirit, which was redelivered to its owner in September 2012.  There was no charter hire expense during 2010.

Depreciation and amortization increased by $1.8 million in 2012 to $32.1 million from $30.3 million in 2011, mainly as a result of the change from 25 years to 20 years in assuming estimated useful life to calculate depreciation commencing with the third quarter of 2012 partly offset by lower depreciation due to the sale of two vessels during the second quarter of 2012 and the $92.5 million impairment charge recorded in the third quarter of 2012.  Depreciation and amortization increased by $1.9 million in 2011 to $30.3 million from $28.4 million in 2010 mainly as a result of the acquisition of two VLCCs in 2011 partially offset by lower depreciation both due to the $56.0 million impairment charge in the third quarter of 2011 and higher estimated scrap rate per ton used as a basis for residual values that impact depreciation.

Impairment charge increased from $56 million in 2011 to $100.5 million in 2012.  There was no impairment charge in 2010.  Please refer to Item 5 – “Operating and Financial Review and Prospects – Critical Accounting Policies – Carrying Value and Impairment” for a discussion of the key reasons for the change in impairment charge from 2011 to 2012.

General and administrative expenses increased by $0.6 million to $9.8 million in 2012 (of which $0.9 million was non-cash) from $9.2 million in 2011 (of which $0.9 million was non-cash).  The increase in 2012 was mainly due to a high level of activity during the year including the backstopped equity offering in May 2012 and the OSG chapter 11 filing.  General and administrative expenses increased by $1.3 million to $9.2 million in 2011 from $7.9 million in 2010 (of which $0.9 million was non-cash).  The increase in 2011 was mainly due to a high level of activity including the February 2011 equity offering, the contemplated Saga Tankers acquisition and fleet expansion.

General and administrative expenses for 2012, 2011 and 2010 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Interest expense was unchanged at $7.3 million in 2012 compared to 2011.  Interest expense declined by $6.2 million to $7.3 million in 2011 from $13.5 million in 2010.  This decline was primarily due to (i) the expiration of an interest rate swap in the notional amount of $194.0 million in October 2010 and (ii) the principal repayment of $28.0 million in February 2010 and $24.0 million in September 2011 under the RBS Credit Facility, partly offset by the two new credit agreements entered into in 2011 for a total amount of $61.0 million.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry.  We financed the acquisition of our Initial Vessels with the net proceeds of our IPO, borrowings under the RBS Credit Facility and through the issuance of shares of our common stock to a subsidiary of OSG.  We financed the acquisition of the DHT Target on December 4, 2007, and the DHT Trader on January 28, 2008, with borrowings under the RBS Credit Facility.  We financed the purchase price of each of the DHT Phoenix and DHT Eagle with cash and borrowings under the DHT Phoenix Credit Facility and DHT Eagle Credit Facility, respectively.  Our use of cash relate to our operating expenses,  charter hire expense, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal under our secured credit facilities.  We fund our working capital requirements with cash from operations.  We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance.  We receive cash distributions related to the vessels operating in pools  in arrears.  With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo.

Since 2010, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  Dividends are subject to the discretion of our board of directors.

Operating period	Total Payment	Per share***	Record date	Payment date
Jan. 1-March 31, 2010	$4.9 million	$1.20	May 31, 2010	June 8, 2010
April 1-June 30, 2010	$4.9 million	$1.20	Sept. 9, 2010	Sept. 17, 2010
July 1-Sept. 30, 2010	$4.9 million	$1.20	Nov. 11, 2010	Nov. 22, 2010
Oct. 1-Dec. 31, 2010	$4.9 million	$1.20	Feb. 4, 2011	Feb. 11, 2011
Jan. 1-March 31, 2011	$6.4 million	$1.20	Apr. 29, 2011	May 9, 2011
April 1-June 30, 2011	$6.4 million	$1.20	Jul. 28 2011	Aug. 4, 2011
July 1-Sept. 30, 2011	$1.9 million	$0.36	Nov. 8, 2011	Nov. 16, 2011
Oct. 1-Dec. 31, 2011	$1.9 million	$0.36	Feb. 7, 2012	Feb. 15, 2012
Jan. 1-March 31, 2012	$3.4 million*	$0.24	May 16, 2012	May 23, 2012
April 1-June 30, 2012	$3.4 million*	$0.24	Aug. 9 2012	Aug. 16, 2012
July 1-Sept. 30, 2012	$0.3 million**	$0.02	Nov. 6, 2012	Nov. 12, 2012
Oct. 1-Dec. 31, 2012	$0.3 million**	$0.02	Feb. 11,2013	Feb. 19, 2013

*	Total payment includes $3.40 per preferred share.
**	Total payment includes $0.28 per preferred share.
***
All per share amounts have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012 and assume the full exchange of all issued and outstanding shares of Series A Participating Preferred Stock into common stock.

Due to the continued weak market conditions the expected cash flow from the operations of our vessels in 2013 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.  We intend to explore opportunities with respect to our credit facilities, including amendments to reduce the impact of the minimum value-to-loan covenant.

Prior to our agreement to amend and restate the RBS Credit Facility in April 2013, the facility contained a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility was less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference was required to be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the required amount at the option of the borrowers.  In order to stay in compliance with this covenant, we prepaid $42.0 million in 2011, $37.1 million in 2012 and $9.0 million in January 2013.  In the second quarter of 2012 we further repaid $17.3 million in connection with the sale of two vessels.  As of April 1, 2013, DHT Maritime’s borrowings under the RBS Credit Facility plus the actual or notional cost of terminating any interest rate swaps was $160.6 million.  As of December 31, 2012, DHT Maritime’s borrowings under the RBS Credit Facility plus the actual or notional cost of terminating any interest rate swaps was $170.3 million.  The charter-free market value of the vessels that secure the RBS Credit Facility was estimated to be $194.5 million as of December 31, 2012, providing a ratio of 114.2%.  However, after the prepayment of $9.0 million in January 2013 agreed with RBS, the ratio was 121%.  As a result, we were in compliance with the financial covenants contained in the RBS Credit Facility as of December 31, 2012.  The value of our vessels was determined on a “willing seller and willing buyer” basis by an independent ship broker.

On April 29, 2013, we entered into an agreement to amend and restate the RBS Credit Facility, whereby among other changes and upon satisfaction of certain conditions, the aforementioned financial covenant is removed in its entirety.

We funded the acquisition of the DHT Phoenix for $55.0 million with borrowings by one of our subsidiaries, DHT Phoenix, Inc., of $27.5 million under a secured credit facility with DVB Bank for a term of five years and cash at hand.  The full amount of the credit facility was borrowed on March 1, 2011 and is repayable in nineteen quarterly installments of $0.609 million from June 1, 2011 to December 1, 2015 and a final payment of $15.9 million on March 1, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Phoenix Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00%; and (iii) the removal of the cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow after debt repayments to prepay an aggregate amount of up to $2 million over the term of the loan.  As of December 31, 2012, our borrowings under the DHT Phoenix Credit Facility was $18.4 million. The charter-free market value of the vessel that secures the DHT Phoenix Credit Facility was estimated to be $30 million as of December 31, 2012, providing a ratio of 163%.  As of December 31, 2012, we were in compliance with this minimum value clause.  The DHT Phoenix Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20.0 million.

We funded the acquisition of the DHT Eagle for $67.0 million with borrowings by one of our subsidiaries, DHT Eagle, Inc., of $33.5 million under a secured credit facility with DNB for a term of five years and cash at hand.  The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and is repayable in nineteen quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Eagle Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.9 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%, and (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 2.75%.  As of December 31, 2012, our borrowings under the DHT Eagle Credit Facility was $24.8 million. The charter-free market value of the vessel that secures the DHT Eagle Credit Facility was estimated to be $38 million as of December 31, 2012, providing a ratio of 153%.  As of December 31, 2012, we were in compliance with this minimum value clause.  The DHT Eagle Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20.0 million.

Working capital, defined as total current assets less total current liabilities, at December 31, 2012 was $73.2 million compared with $15.5 million at December 31, 2011.  The increase in working capital in 2012 was primarily due to the increase in cash and cash equivalents, accounts receivables and bunkers and a decrease in the current portion of long-term debt and prepaid charter hire.  The increase in cash and cash equivalents to $71.3 million at December 31, 2012 from $42.6 million at December 31, 2011 was mainly due to the proceeds from an equity offering in May 2012 and the sale of two vessels offset by debt prepayments.  Working capital at December 31, 2011 was $15.5 million compared with $46.1 million at December 31, 2010.  The decline in working capital in 2011 was primarily due to the decline in cash and cash equivalents to $42.6 million at December 31, 2011 from $58.6 million at December 31, 2010 and an increase in the current portion of long-term debt.  The decline in cash was mainly due to the acquisition of two vessels in the first half of 2011 and debt prepayments offset by borrowings to partially finance the acquisitions of the vessels and the proceeds from an equity offering in February 2011.

Net cash provided by operating activities was $21.2 million in 2012 compared to $44.3 million in 2011.  This decrease was primarily attributable to lower net revenues as a result of decline in the fleet during 2012 and increased market exposure as several vessels came of charters during 2012.  Net cash provided by operating activities was $44.3 million in 2011 compared to $34.3 million in 2010.  This increase was primarily attributable to higher revenues as a result of the increased fleet during 2011.  Net cash provided from investing activities was $9.8 million in 2012 compared to a use of $123.2 million in 2011.  The change from 2011 to 2012 was mainly due to two vessels being sold in 2012 while two vessels were acquired in 2011.  Net cash used in investing activities was $5.6 million in 2010.  Net cash used by financing activities was $2.3 million in 2012.  In 2012, we issued common and preferred stock for total net proceeds of $76.0 million.  This was offset by cash dividends paid of $9.0 million and repayment of long-term debt of $69.2 million.  Net cash provided by financing activities was $62.9 million in 2011 compared to net cash used of $42.7 million in 2010.  In 2011, we issued common stock for total net proceeds of $67.5 million and raised long-term debt totaling $60.2 million.  This was offset by cash dividends paid of $19.7 million and repayment of long-term debt of $45.1 million.  In 2010, we paid cash dividends of $14.7 million and repaid $28.0 million under the RBS Credit Facility.  We had $212.7 million of total debt outstanding at December 31, 2012, compared to $281.9 million at December 31, 2011 and $266.0 million at December 31, 2010.

During 2013, one of our vessels, the DHT Sophie, is required to be drydocked.  The vessel completed the drydocking in April 2013 and had a total of 16 off-hire days.  The drydocking costs are estimated to be $1.4 million.  These drydocking costs are to be financed through our financial resources.  We believe our working capital was sufficient for the planned drydocking in 2013.  We currently have no capital commitments other than for future drydockings.

For events in 2013, please refer to “Item 4.B.  Recent Developments.”

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2012, our long-term contractual obligations were as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
	(Dollars in thousands)
Long-term debt (1)	$12,029	$3,017	$7,774	$74,164	$126,931	$—	$223,914
Interest rate swaps (2)	$771	$—	—	—	—	—	$771

(1)
Amounts shown include contractual installment and interest obligations on $169.6 million of debt outstanding under the RBS Credit Facility, $18.4 million under the DHT Phoenix Credit Facility and $24.8 million under the DHT Eagle Credit Facility.  The interest obligations have been determined using a LIBOR of 0.31% per annum plus margin.  The interest rate on $140.3 million is LIBOR + 0.70%, the interest rate on $29.3 million is LIBOR + 0.85%, the interest on $18.4 million is LIBOR + 3.00% through 2014 and LIBOR + 2.75% thereafter and the interest on $24.8 million is LIBOR 2.75% through 2014 and LIBOR + 2.50% thereafter.  The interest on the balance outstanding is payable quarterly.  A prepayment of $9.0 million was made to RBS in January 2013.  An additional prepayment of $25 million is required to be made to RBS in April 2013 in connection with the amendment and restatement of the RBS Credit Facility, at an interest rate of LIBOR + 1.75%.

(2)	The interest rate swap has a nominal amount of $65.0 million, and we pay a fixed rate of 5.95% and receive a floating rate. The interest rate swap expired on January 18, 2013.

Due to the current weak market conditions for oil tankers we can provide no assurances that our cash flow from the operations of our vessels will be sufficient to cover our vessel operating expenses,  vessel capital expenditures, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2012 by approximately $1.5 million based upon our debt level as of December 31, 2012.  There are no material changes in market risk exposures from 2011 to 2012 with the exception that the notional amount of our outstanding debt declined from $281.9 million as of December 31, 2011 to $212.7 million as of December 31, 2012.

As of December 31, 2012, we were party to one floating-to-fixed interest rate swap with a notional amount of $65.0 million pursuant to which we pay a fixed rate of 5.95% including the applicable margin and receive a floating rate based on LIBOR.  The swap expired on January 18, 2013.  As of December 31, 2012, we recorded a liability of $0.8 million relating to the fair value of the swap.  The change in fair value of the swap in 2012 has been recognized in our income statement.  The fair value of the interest rate swap is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We applied hedge accounting for swaps until December 31, 2008.  From January 1, 2009 we have discontinued hedge accounting prospectively.  We used swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2012, included as Item 18 of this report.

Like most of the shipping industry our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  The limited number of transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction.  Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.  Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value.

We hold cash and cash equivalents mainly in U.S. dollars.

Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

EFFECTS OF COST INCREASES

Our future results will be impacted by cost increases related to, among other things, vessel operating expenses, insurance, bunkers, lubes, administrative costs, salaries and maintenance capital expenses.  Our expenses will be impacted by any future vessel acquisitions.

OFF-BALANCE SHEET ARRANGEMENTS

After the expiration of the above-mentioned interest rate swap, we do not have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

SECURED CREDIT FACILITIES

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities.  Because the following is only a summary, it does not contain all information that you may find useful.

Royal Bank of Scotland plc (“RBS”)

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries.  As of December 31, 2012, DHT Maritime’s subsidiaries owned seven of our vessels.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401.0 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The RBS Credit Facility consisted of a $236.0 million term loan, a $150.0 million vessel acquisition facility and a $15.0 million working capital facility.  DHT Maritime was the borrower under the RBS Credit Facility and its vessel-owning subsidiaries were the sole guarantors of its performance thereunder.  The RBS Credit Facility was secured by, among other things, a first priority mortgage and assignment of earnings on each of the vessels that were owned by DHT Maritime’s subsidiaries and a pledge of the balances in certain bank accounts on each of the vessels that were owned by DHT Maritime’s subsidiaries.

DHT Maritime borrowed the entire amount available under the term loan upon the completion of our IPO to fund a portion of the purchase price for the Initial Vessels that were acquired from OSG.  On November 29, 2007, DHT Maritime amended the RBS Credit Facility to increase the total commitment thereunder by $19.0 million to $420.0 million.  Under the terms of that amendment, the previous $15.0 million working capital facility and $150.0 million vessel acquisition facility were canceled and replaced with a new $184.0 million vessel acquisition facility, which was used to fund the entire purchase price of the two Suezmax tankers, the DHT Target and the DHT Trader.  Following delivery of the DHT Trader on January 28, 2008 the acquisition facility was fully drawn.

As of December 31, 2012, borrowings under the initial $236.0 million term loan bear interest at an annual rate of LIBOR plus a margin of 0.70%.  Borrowings under the vessel acquisition portion of the RBS Credit Facility bear interest at an annual rate of LIBOR plus a margin of 0.85%.  To reduce our exposure to fluctuations in interest rates, we have entered into interest rate swaps.  On October 16, 2007, we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008.  That swap agreement expired on January 18, 2013.

Following the above-mentioned increase, the RBS Credit Facility was repayable with one initial installment of $75.0 million in 2008, and commencing on January 18, 2011, the balance of the credit facility was repayable with 27 quarterly installments of $9.075 million.  A final payment of $99.975 million was payable with the last quarterly installment.  The initial installment of $75.0 million was repaid in October 2008.  Since then, we have repaid approximately $230.7 million in the aggregate under the RBS Credit Facility, including $54.4 million in 2012 (including amounts repaid in the second quarter of 2012 in connection with the sale of two of our vessels), $9.0 million in January 2013, $25.0 million in April 2013 in connection with the amendment and restatement of the RBS Credit Facility described below and $22.3 million in connection with the sale of the DHT Regal in April 2013.  Following these repayments, the total amount outstanding under the RBS Credit Facility is approximately $113.3 million which is repayable from 2016 as described below.

On April 29, 2013, we entered into an agreement to amend and restate the RBS Credit Facility, whereby, upon satisfaction of certain conditions, including (i) the aforementioned prepayment of $25.0 million, (ii) the payment of an amendment fee and (iii) the provision of an unconditional parent guarantee by DHT Holdings to guarantee the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility will remove, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the second quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis)  in the prior quarter towards prepayment of the loan, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of  $7.5 million for each such quarter.  If the actual capital expenses for any fiscal quarter differs from the estimated capital expenses by more than $500,000, the capital expense estimate applicable to the next fiscal quarter may be decreased (by the amount of such excess) or increased (by the amount of such deficit), as applicable.

With the April 2013 amendment, DHT Maritime remains the borrower under the RBS Credit Facility, its vessel-owning subsidiaries remain guarantors of its performance thereunder and DHT Holdings is a guarantor of DHT Maritime’s financial obligations thereunder.  Under the terms of the parent guarantee, DHT Holdings is required to maintain unencumbered cash and cash equivalents for itself and its subsidiaries (on a consolidated basis) of no less than $20 million at all times and will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.  The RBS Credit Facility remains secured by, among other things, a first priority mortgage and assignment of earnings on each of the vessels that are owned by DHT Maritime’s subsidiaries and a pledge of the balances in certain bank accounts on each of the vessels that are owned by DHT Maritime’s subsidiaries. The RBS Credit Facility is structured as a syndicated facility, with RBS currently as the sole lender, facility agent and security trustee thereunder.

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

The RBS Credit Facility provides that in the event of either the sale or total loss of a vessel, DHT Maritime and its subsidiaries must prepay an amount under the credit facility equal to 100% of the proceeds of the sale or total loss of a vessel, and in the case of a sale, less brokers’ commisions.

Each of the following events, among others, with respect to DHT Maritime or any of its subsidiaries, in some cases after the passage of time or notice or both, is an event of default under the RBS Credit Facility:  non-payment of amounts due under the credit facility; breach of the covenants; misrepresentation; cross-defaults to other indebtedness in excess of $2.0 million; materially adverse judgments or orders; event of insolvency or bankruptcy; acceleration of any material amounts that DHT Maritime or any of its subsidiaries is obligated to pay; breach of a time charter or a charter hire guaranty in connection with any of the vessels; default under any collateral documentation; cessation of operations; unlawfulness or repudiation; if, in the reasonable determination of the majority lenders, it becomes impossible or unlawful for DHT Maritime or any of its subsidiaries to comply with their obligations under the loan documents; and if any event occurs that, in the reasonable opinion of the majority lenders, has a material adverse effect on DHT Maritime and its subsidiaries’ operations, assets or business, taken as a whole.

The RBS Credit Facility provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the secured credit facility be repaid immediately and foreclose on the mortgages over the vessels and the related collateral.

DVB Bank SE, London Branch (“DVB Bank”)

On February 25, 2011, DHT Phoenix, Inc., a wholly-owned subsidiary of DHT Holdings, entered into a $27.5 million secured credit facility with DVB Bank for a term of five years, the “DHT Phoenix Credit Facility.”  The DHT Phoenix Credit Facility is guaranteed by DHT Holdings.  Borrowings under the DHT Phoenix Credit Facility bear interest at an annual rate of LIBOR plus a margin of 2.75%.

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

DNB Bank ASA (“DNB”)

On May 24, 2011, DHT Eagle, Inc., a wholly-owned subsidiary of DHT Holdings, entered into a $33.5 million secured credit facility with DNB for a term of five years, the “DHT Eagle Credit Facility.”  The DHT Eagle Credit Facility is guaranteed by DHT Holdings.  Borrowings under the credit facility bear interest at an annual rate of LIBOR plus a margin of 2.50%.

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

Safe Harbor

Applicable to the extent the disclosures required by Items 5.E and 5.F of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	57	Class III Director and Chairman
Einar Michael Steimler	65	Class I Director
Randee Day	64	Class II Director
Rolf A. Wikborg	54	Class III Director
Robert N. Cowen	64	Class I Director
Svein Moxnes Harfjeld	48	Chief Executive Officer
Trygve P. Munthe	51	President
Eirik Ubøe	52	Chief Financial Officer
Svenn Magne Edvardsen	43	Technical Director

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors. Mr. Erik A. Lind has more than 30 years’ experience in corporate banking, global shipping and specialized and structured asset financing.  Mr. Lind is currently the Chief Executive of Tufton Oceanic.  Prior to this he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA.  Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken.  Mr. Lind currently serves on the boards of RK Offshore International Holding Limited and ACS Shipping Limited and on the advisory board of A.M.  Nomikos.  Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

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

Randee Day—Director.  Ms. Randee Day has been a President and Chief Executive of Day & Partners, LLC., a financial advisory firm, since September 2010 and from 1985 to 2004.  Ms. Day served as Chief Executive Officer of DHT Holdings, Inc. during parts of 2010.  From 2004 to March 2010, Ms. Day was a Managing Director and head of Maritime Investment Banking at Seabury Transportation Holdings LLC.  From 1979 to 1985, Ms. Day served as the head of J.P. Morgan’s Marine Transportation and Finance department in New York.  Since 2001, Ms. Day has served as a Director of TBS International plc. and Ocean Rig A/S.

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

Robert N. Cowen—Director.  Mr. Robert N. Cowen has over 25 years of senior level executive experience in the shipping industry.  Since March 2012, he has served as consultant and then Senior Vice President Finance and Administration of Chemlube International LLC, a company engaged in the trading and distribution of base oils and the blending and distribution of lubricants.  From February 2010 to January 2012, he served as a Managing Director of Lincoln Vale LLC, an alternative investment management firm with a focus on investing in dry bulk shipping.  From February 2007 to December 2007 he served as Chief Executive Officer of OceanFreight, Inc.  From October 2005 to December 2006, Mr. Cowen was a partner in Venable LLP.  Prior to this, Mr. Cowen worked for 25 years at Overseas Shipholding Group, Inc. where he served as Chief Operating Officer from 1999 until 2005.  Mr. Cowen holds an A.B. degree from Cornell University and a J.D. degree from the Cornell Law School.

Svein Moxnes Harfjeld—Chief Executive Officer.  Mr. Harfjeld joined DHT as Chief Executive Officer on September 1, 2010.  Mr. Harfjeld has over 20 years of experience in the shipping industry.  He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping.  Previously he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K.  Mr. Harfjeld is a citizen of Norway.

Trygve P. Munthe—President.  Mr. Munthe joined DHT as President on September 1, 2010.  Mr. Munthe has over 20 years of experience in the shipping industry.  He was previously CEO of Western Bulk, President of Skaugen Petrotrans and CFO of I.M. Skaugen.  Mr. Munthe currently serves as chairman of the board of Ness, Risan & Partners AS.  Mr. Munthe is a citizen of Norway.

Eirik Ubøe—Chief Financial Officer.  Mr. Ubøe joined DHT in 2005 as Chief Financial Officer.  Mr. Ubøe has been involved in international accounting and finance for more than 20 years including as finance director of the Schibsted Group and a vice president in the corporate finance and ship finance departments of various predecessors to JPMorgan Chase.  Mr. Ubøe holds an MBA from the University of Michigan’s Ross School of Business and a Bachelor in Business Administration from the University of Oregon.  Mr. Ubøe is a citizen of Norway.

Svenn Magne Edvardsen—Technical Director.  Mr. Edvardsen joined DHT as Technical Director in December 2010.  Mr. Edvardsen has over 20 years of experience in the shipping industry and joined DHT from Frontline Ltd., where he served as fleet manager.  He has sailed at ranks up to Chief Engineer on oil tankers and has been a surveyor with Det Norske Veritas.  He has further been technical superintendent for offshore vessels and managed a ship repair and modification yard.  Mr. Edvardsen is a citizen of Norway.

B.	COMPENSATION

DIRECTORS’ COMPENSATION

In 2012, each member of our board of directors (other than any director nominated by Anchorage) was paid an annual fee of $47,500, plus reimbursement for expenses incurred in the performance of his or her duties as a member of our board of directors.  We paid the chairman an additional $65,000 to compensate him for the extra duties incident to that office.  We paid the chairperson of each of our audit, nomination, compensation and corporate governance committees an additional $11,750 and we paid an additional $4,750 to each of the other members of our committees.  We paid each director $1,250 for each board of directors meeting attended.  On January 31, 2012, the chairman was awarded 3,333 shares of restricted stock, of which 2,000 shares vest in three equal amounts in March 2013, March 2014 and March 2015, subject to the chairman remaining a member of our board of directors.  The remaining 1,333 shares of restricted stock awarded to the chairman vest in three equal amounts in March 2013, March 2014 and March 2015, subject to the chairman remaining a member of our board of directors and certain market conditions.  On January 31, 2012, the four other members of our board of directors as of such date were each awarded 2,292 shares of restricted stock, of which 1,375 shares vest in three equal amounts in March 2013, March 2014 and March 2015, subject to each member of our board of directors remaining a member of our board of directors.  The remaining 917 shares of restricted stock awarded to each member of our board of directors vest in three equal amounts in March 2013, March 2014 and March 2015, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  During the vesting period of the shares of restricted stock awarded to our directors on January 31, 2012, each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to each director as the shares vest.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.  In March 2013, the vesting criteria for all restricted shares that vest subject to the board member remaining a member of our board of directors and certain market conditions was changed to be subject to each member of our board of directors remaining a member of our board of directors only.  On March 11, 2013, Mr. Lind, Mr. Wikborg, Mr. Steimler and Mr. Cowen were each awarded 12,000 shares of restricted stock that vest in two equal amounts in September 2013 and March 2014 subject to each member of our board of directors remaining a member of our board of directors.

No director nominated by Anchorage is entitled to receive compensation in respect of his or her services as a member of our board of directors or a committee of our board of directors.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our chief executive officer, Mr. Svein Moxnes Harfjeld received an annual salary of NOK 3,780,000 and a cash bonus of NOK 4,672,573.  Our president, Mr. Trygve P. Munthe, received an annual salary of NOK 3,150,000 and a cash bonus of NOK 4,672,573.  Our chief financial officer, Mr. Eirik Ubøe, received an annual salary of NOK 1,900,000 and a cash bonus of NOK 475,000.  Our technical director, Mr. Svenn Magne Edvardsen, received an annual salary of NOK 1,900,000 and a cash bonus of NOK 1,140,000.  In addition, each executive officer participates in a defined benefit pension plan under which NOK 446,112, NOK 506,112, NOK 210,392 and NOK 180,092 was set aside for each of the executives, respectively.  Also, each executive is reimbursed for expenses incurred in the performance of his duties as our executive officer and receives the equity-based compensation described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen that set forth their rights and obligations as our chief executive officer, president, chief financial officer and technical director, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

On January 31, 2012, Mr. Harfjeld and Mr. Munthe were each awarded 12,500 shares of restricted stock, of which 7,500 shares each vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us.  The remaining 4,500 shares of restricted stock awarded to each of Mr. Harfjeld and Mr. Munthe vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us and certain market conditions.  On January 31, 2012, Mr. Ubøe was awarded 2,917 shares of restricted stock, of which 1,750 shares vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us.  The remaining 1,167 shares of restricted stock awarded to Mr. Ubøe vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us and certain market conditions.  On January 31, 2012, Mr. Edvardsen was awarded 5,417 shares of restricted stock, of which 3,250 shares vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us.  The remaining 2,167 shares of restricted stock awarded to Mr. Edvardsen vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us and certain market conditions.  During the relevant vesting periods of the shares of restricted stock awarded to Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen, each executive officer will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to Mr. Harfjeld, Mr. Munthe, Mr. Ubøe, and Mr. Edvardsen as their shares vest.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.  In March 2013, the vesting criteria for all restricted shares that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only.  On March 11, 2013, Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen were each awarded 85,000, 85,000, 20,000 and 40,000 shares of restricted stock, respectively, that vest in two equal amounts in September 2013 and March 2014 subject to continued employment with us.

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

Pursuant to their employment agreements, each of Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen has agreed to protect our confidential information.  Each of Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen has agreed during the term of the agreements and for a period of one year following their termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.  Mr. Ubøe has additionally agreed, pursuant to his employment agreement, not to criticize or disparage us, our affiliates or any related persons, including customers clients, suppliers or vendors, whether in writing or orally.  Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment shall fully and wholly be given to us.

In the event that we terminate Mr. Edvardsen’s employment we will continue to pay his base salary for three months.  Pursuant to his employment agreement Mr. Edvardsen has agreed to protect our confidential information and Mr. Edvardsen has agreed that during the term of the agreement and for a period of three months following his termination not to engage in any business in any location that is involved in the ownership and operation of crude oil tankers.  Also, Mr. Edvardsen has agreed during the term of the agreement and for a period of 12 months following his termination not to solicit any business from a person that is a customer or client of ours or any of our affiliates and not to solicit any employee of ours.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Incentive Compensation Plans

We currently maintain three equity compensation plans, the 2005 Incentive Compensation Plan (as amended from time to time, the “2005 Plan”), the 2011 Incentive Compensation Plan (the “2011 Plan”) and the 2012 Incentive Compensation Plan (the “2012 Plan”) (together, the “Plans”).  The 2012 Plan was approved by our stockholders at our annual meeting on July 5, 2012.  The 2011 Plan was discontinued and replaced by the 2012 Plan.  Previously issued awards granted under the 2011 Plan and 2005 Plan remain outstanding, but awards may no longer be granted under such Plans.

The Plans were established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The Plans are identical in all material respects, except that the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2012 Plan is 455,000.

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

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2012 Plan is 455,000.  If an award granted under the Plans is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plans.  However, no additional awards can be granted under the 2011 Plan and the 2005 Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the Plans and awards under the Plans as it deems equitable or desirable in its sole discretion.

Stock options

The compensation committee may grant (or, in the case of the 2011 Plan and the 2005 Plan, was able to grant) both ISOs and NSOs under the Plans.  Except as otherwise determined by the compensation committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plans) of our common stock on the date of grant.  In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant.  All options granted under the 2012 Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.  All options granted under the 2011 Plan and the 2005 Plan were NSOs unless the applicable award agreement expressly stated that the option was intended to be an ISO.

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

Cash incentive awards

Subject to the provisions of the 2012 Plan, the compensation committee may grant cash incentive awards payable upon the attainment of one or more individual, business or other performance goals or similar criteria.

Other stock-based awards

Subject to the provisions of the 2012 Plan, the compensation committee may grant to participants other equity-based or equity-related awards.  The compensation committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

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
Term of the 2012 Plan

No award may be granted under the 2012 Plan after July 5, 2015, the third anniversary of the date the 2012 Plan was approved by our stockholders.  The 2011 Plan and the 2005 Plan have been discontinued, and therefore awards may no longer be granted under such Plans.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of five directors, all of whom are independent under the applicable rules of the NYSE.  We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Each of Mr. Erik Lind, Mr. Rolf Wikborg and Ms. Randee Day was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Robert N. Cowen was initially appointed in May 2010.  Mr. Judd Arnold was initially appointed in May 2012 and resigned as a director in February 2013.  The term of our Class II director, Ms. Day expires in 2013, the term of our Class I directors, Mr. Steimler and Mr. Cowen, expires in 2014 and the term of our Class III directors, Mr. Lind and Mr. Wikborg, expires in 2015.  Mr. Lind and Mr. Wikborg were re-elected as our Class III directors at our annual stockholders meeting on June 26, 2012 and Mr. Steimler and Mr. Cowen were re-elected as our Class I directors at our annual stockholders meeting on June 14, 2011.

On May 2, 2012, in order to comply with Section 5.02 of our articles of incorporation that the board shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire board, Mr. Lind was reclassified as a Class III director.  Mr. Lind was previously classified as a Class II director whose term would have expired in 2013.  Upon his re-election as a Class III director on June 26, 2012, Mr. Lind’s term expires in 2015.

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

The purpose of our investment committee is to (i) review and make recommendations to the Board regarding the acquisition or sale of any vessel, (ii) review and make recommendations to the Board regarding entry into any sale-and-leaseback transactions relating to any vessels and (iii) review and make recommendations to the Board regarding the entry into any time charter of a term greater than 18 months.  The members of the investment committee are Mr. Lind and Mr. Steimler.

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

As of December 31, 2012, we had 7 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Stockholders.”  See “Item 6.B Compensation” for a description of the company’s Incentive Compensation Plans under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock or preferred stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock and preferred stock owned by all of our officers and directors, individually and as a group, as of April 22, 2013.  Following the completion of our IPO we have (1) one class of common stock outstanding with each outstanding share entitled to one vote and (2) one series of preferred stock, Series A Participating Preferred Stock, with each outstanding share entitled to 16.667 votes, subject to further adjustment.

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock	Percentage of Shares of Common Stock (1)	Number of Shares of Preferred Stock	Percentage of Shares of Preferred Stock (2)	Percentage of Total Voting Securities (3)
Anchorage Capital Group, L.L.C. (4)	—	—	292,474	81.02	31.52
Mangrove Partners Master Fund. Ltd. (5)	543,498	5.83	—	—	3.51

Directors
Erik A. Lind (6)	25,857	*	—	—	*
Randee Day (7)	9,586	*	—	—	*
Rolf A. Wikborg (8)	21,419	*	—	—	*
Einar Michael Steimler (8)	22,695	*	—	—	*
Robert Cowen (8)	28,292	*	359	—	*
Executive Officers
Svein Moxnes Harfjeld (9)	187,915	2.01	—	—	1.22
Trygve P. Munthe (9)	170,844	1.83	1,258	—	1.24
Eirik Ubøe (10)	48,979	*	—	—	*
Svenn Magne Edvardsen (11)	68,833	*	—	—	*

Directors and executive officers as a group (9 persons) (12)	584,421	6.27	1,617	—	3.95

*	Less than 1%
(1)	Based on 9,326,229 shares of Common Stock issued and outstanding on April22, 2013.
(2)	Based on 360,989 shares of Series A Participating Preferred Stock issued and outstanding on 22, 2013.
(3)
Assumes the full exchange of the issued and outstanding shares of Series A Participating Preferred Stock. Percentages are based on the votes that the issued and outstanding shares of Series A Preferred Stock were entitled to in the aggregate on April 22, 2013.

(4)	Based on a Schedule 13D/A filed by Anchorage Capital Group, L.L.C. with the SEC on March 22, 2013. Percentages updated to reflect shares outstanding on April 22, 2013.
(5)	Based on a Schedule 13G/A filed by Mangrove Partners Master Fund. Ltd. with the SEC on February 14, 2013. Percentages updated to reflect shares outstanding on April 22, 2013.
(6)	Includes 17,076 shares of restricted stock subject to vesting conditions.
(7)	Includes 3,687 shares of restricted stock subject to vesting conditions.
(8)	Includes 15,687 shares of restricted stock subject to vesting conditions.
(9)	Includes 105,833 shares of restricted stock subject to vesting conditions.
(10)	Does not include 965 options with an exercise price of $144 per share and expiring on October 18, 2015. Includes 26,289 shares of restricted stock subject to vesting conditions.
(11)	Includes 46,389 shares of restricted stock subject to vesting conditions.
(12)	Includes 352,169 shares of restricted stock subject to vesting conditions.

Our major stockholders generally have the same voting rights as our other stockholders.  See “Item 10.C.  Material Contracts─Investor Rights Agreement” for a description of voting rights and obligations of Anchorage Illiquid Opportunities Offshore Master III, L.P. under the terms of our Investor Rights Agreement.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.	RELATED PARTY TRANSACTIONS

On March 11, 2010, we announced that Ole Jacob Diesen, our chief executive officer at the time, would step down as chief executive officer on March 31, 2010.  Mr. Diesen continued to work with us as a consultant until September 30, 2010.  Total cost related to the departure of Mr. Diesen was $900,000 plus a total of 159,706 shares.  We have no further obligations towards Mr. Diesen.

From September 1, 2010, DHT Management AS (formerly Tankers Services AS),one of our wholly-owned subsidiaries, rented offices from Munthe & Harfjeld AS, a company owned 50% each by Svein Moxnes Harfjeld, our chief executive officer, and Trygve Munthe, our president, on estimated market terms.  From January 1, 2011, DHT Management AS has entered into a rental contract directly with the landlord.  Payments made by DHT Management AS to Munthe & Harfjeld AS in connection with the rental contract totaled $193,000.

Mr. Einar Michael Steimler, one of our directors, was chairman of Tanker (UK) Agencies, the commercial agent to the Tankers International Pool, until December 31, 2011.

Further, we have issued certain guarantees for certain of our subsidiaries.  This mainly relates to the credit facilities with RBS, DNB and DVB, which are guaranteed by DHT Holdings.

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

In July 2012, we effected a 12-for-1 reverse stock split whereby each twelve (12) shares of common stock issued and outstanding as of close of trading on July 16, 2012, automatically and without any action on the part of the respective holders, was converted into one (1) share of common stock.  The reverse stock split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the reverse stock split.  As a result of the reverse stock split, pursuant to the Certificate of Designation governing the terms of DHT’s Series A Participating Preferred Stock, immediately following the opening of business on July 17, 2012 and automatically and without any action on the part of the respective holders, the Dividend Factor (as defined in the Certificate of Designation) for each share of the Series A Participating Preferred Stock was proportionately reduced by a factor of 12 and thereby adjusted to (i) 14.1667 (for periods prior to January 1, 2013) and (ii) 12.5000 (for periods commencing January 1, 2013).  The following historical dividend information has been adjusted to account for the reverse stock split.

In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividends paid related to the four quarters of 2008 amounted to $3.00, $3.00, $3.60 and $3.60 per share, respectively.  The dividend paid related to the first quarter of 2009 was $3.00 per share.  For the last three quarters related to 2009, we did not pay any dividend.  For each of the four quarters related to 2010, we paid a dividend of $1.20 per share.  The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per common share, respectively.  With respect to the preferred shares issued in May 2012, the dividends paid related to the four quarters of 2012 amounted to $3.40, $3.40, $0.28 and $0.28 per common share, respectively.

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

12-for-1 Reverse Stock Split

The 12-for-1 reverse stock split of our issued and outstanding shares of common stock became effective after the close of trading on July 16, 2012.  The common stock began trading on a split-adjusted basis on the NYSE at the opening of trading on July 17, 2012 and continued trading under the symbol “DHT” but under a new CUSIP number.

Upon effectiveness of the reverse stock split, each twelve (12) shares of common stock issued and outstanding, automatically and without any action on the part of the respective holders thereof, was converted into one (1) share of common stock.  The reverse stock split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the reverse stock split.

No fractional shares were issued pursuant to the reverse stock split and, in lieu thereof, any holder of less than one share of common stock received cash for such holder’s fractional share in an amount per share equal to $7.6536, which was calculated by determining the average closing price for the common stock for the five-day period ending July 13, 2012 ($0.6378 per share) and multiplying by twelve (12).

The following table lists the high and low closing market prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2008*	$151.32	$39.00
December 31, 2009*	80.88	40.68
December 31, 2010*	58.68	42.12
December 31, 2011*	61.80	7.92
December 31, 2012*	18.24	3.56

Quarter ended:
March 31, 2011*	61.44	52.44
June 30, 2011*	58.32	42.48
September 30, 2011*	46.80	24.12
December 31, 2011*	23.16	7.92
March 31, 2012*	18.24	8.78
June 30, 2012*	11.88	7.20
September 30, 2012*	8.01	7.32
December 31, 2012	6.31	3.56
March 31, 2013	4.87	4.01

Month ended:
September 30, 2012	6.94	5.50
October 31, 2012	6.31	4.13
November 30, 2012	4.34	3.56
December 31, 2012	4.33	3.58
January 31, 2013	4.85	4.03
February 28, 2013	4.60	4.01
March 31, 2013	4.87	4.20

*	Share prices adjusted to account for 12-for-1 reverse stock split that became effective after the close of trading on July 16, 2012.

5.	TYPE AND CLASS OF SECURITIES
Not applicable.

6.	LIMITATIONS OF SECURITIES
Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our articles of incorporation and bylaws.  Because the following is only a summary, it does not contain all information that you may find useful.  For more complete information you should read our articles of incorporation and bylaws, each listed as an exhibit to this report.

PURPOSE

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.  Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

We are registered in the Republic of the Marshall Islands at the Registrar of Corporations for non-resident corporations, under registration number 39572.

AUTHORIZED CAPITALIZATION

Under our articles of incorporation, our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2012, we had outstanding 9,140,877 shares of common stock and 369,362 shares of preferred stock.  All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution.  Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we have issued or may issue in the future.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
  the designation of the series;
  the number of shares of the series;
  the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
  the voting rights, if any, of the holders of the series.
Series A Participating Preferred Stock

In connection with our backstopped equity offering and concurrent private placement that closed in May 2012, we designated and issued 442,666 shares of a new series of preferred stock, Series A Participating Preferred Stock, par value $0.01 per share (the “Series A Participating Preferred Stock”).  Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock may choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of our common stock at a 1:17 ratio, subject to further adjustment.  On July 1, 2013, all outstanding shares of Series A Participating Preferred Stock will be mandatorily exchanged for shares of our common stock at a 1:17 ratio, subject to further adjustment.  The terms of the Series A Participating Preferred Stock are governed by a Certificate of Designation attached as Exhibit 3.1 to the Report on 6-K filed with the SEC on May 3, 2012, and it is incorporated by reference to this report.

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

Our bylaws provide that no contract or transaction between us and a director or one in which a director has a financial interest, is void or voidable solely for this reason, or solely because the director is present at or participates in a board of directors meeting or committee thereof which authorizes the contract or transaction, or solely because his or her vote is counted for such purpose, if:  (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors, (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

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

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties.  Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.  In February 2013, we amended our bylaws to clarify the scope of indemnification rights provided to directors and officers.

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

Other than the Executive Officer Employment Agreements (described below), our charters, the Ship Management Agreements (as amended), our Guarantees, the RBS Credit Facility (as amended), the DHT Phoenix Credit Facility (as amended), the DHT Eagle Credit Facility (as amended), the Investment Agreement, Letter Agreement with Anchorage and Investor Rights Agreement (each as described below), and the OSG claim sale agreements (also described below), we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen that set forth their rights and obligations as our chief executive officer, president, chief financial officer and technical director, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time.  For additional information on these agreements see “Item 6.  Directors, Senior Management and Employees─Executive Compensation, Employment Agreements.”

Investment Agreement

Pursuant to an investment agreement with us dated as of March 19, 2012 (the “Investment Agreement”), Anchorage Illiquid Opportunities Offshore Master III, L.P. (the “Backstop Investor”), a fund managed by Anchorage Capital Group, L.L.C. (“Anchorage”), agreed to purchase a number of shares of Series A Participating Preferred Stock equivalent to the amount of offered subscription lots that were not purchased in our May 2012 equity offering at a price of $140 per share (the “Backstop Commitment”).  Separate from the Backstop Commitment, the Backstop Investor committed to purchase 53,571 shares of Series A Participating Preferred Stock at a price of $140 per share (the “Additional Purchase Commitment”).  In connection with the Backstop Commitment and the Additional Purchase Commitment, we agreed to pay the Backstop Investor a transaction fee in an amount equal to, and in the form of, 21,429 shares of Series A Participating Preferred Stock, which amount represented approximately 3.75% of the proposed value of the equity offering and concurrent private placement.  All shares of Series A Participating Preferred Stock delivered to the Backstop Investor in connection with the transactions were purchased directly from (or paid directly by) us on a private basis and were not registered.

Letter Agreement with Anchorage

In connection with our entry into the Investment Agreement with the Backstop Investor, we entered into a letter agreement with Anchorage dated as of March 19, 2012, whereby Anchorage agreed to comply, and to cause certain of its affiliates to comply, with the covenants in the Investment Agreement.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement dated as of May 2, 2012, and subject to certain conditions described therein, the Backstop Investor received certain customary registration rights with respect to common stock it receives in exchange for its preferred shares, as well as governance rights over us, including the following:
  The right to designate for appointment upon the consummation of the May 2012 equity offering (and, at the expiration of such director’s term, so long as Anchorage and its affiliate group beneficially own at least 20% of the voting power of our outstanding capital stock (the “Extended Expiration Time”), designate for nomination) one director to the DHT Holdings board. If the Backstop Investor has no designees on the board, then prior to the Extended Expiration Time, the Backstop Investor may appoint a board observer.
  The right to designate a director to serve as chair of an investment committee to be established and maintained by our Board.
  Approval rights over the purchase of one or more vessels and increases in the number of directors on the DHT Holdings board above seven.

Under the Investor Rights Agreement, the Backstop Investor has also agreed to certain customary standstill, transfer restrictions and voting agreement provisions.  We have agreed to provide certain customary registration rights to the Backstop Investor in connection with the common stock it receives upon exchange of the Series A Participating Preferred Stock it acquired in the concurrent private placement.

OSG Claim Assignment Agreements

DHT Maritime-DHT Holdings Assignment Agreement

On November 14, 2012, OSG and certain of its affiliates filed bankruptcy petitions under chapter 11 of title 11 of the United States Code (“chapter 11”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On December 6, 2012, OSG and its affiliated debtors filed motions to reject the bareboat charters for our two Suezmax vessels, Overseas Newcastle (now DHT Target) and Overseas London (now DHT Trader).  The Bankruptcy Court approved the rejection motions and the vessels were redelivered to us and the charters terminated on December 22, 2012 and January 15, 2013, respectively.

DHT Maritime, London Tanker Corporation (“LTC”) and Newcastle Tanker Corporation (“NTC”) held claims against two OSG subsidiaries, Alpha Suezmax Corporation (“Alpha”) and Dignity Chartering Corporation (“Dignity” and, together with Alpha and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London, respectively, and against OSG on account of its guarantees of the obligations of Alpha and Dignity, respectively, under each of the bareboat charter agreements (collectively, the “Claims”).  DHT Maritime and DHT Holdings entered into an assignment agreement and a joinder to that assignment agreement with LTC and NTC, each effective as of January 22, 2013, whereby DHT Maritime, LTC and NTC (collectively, the “Sellers”) agreed to sell, and DHT Holdings agreed to purchase, the undivided 100% interest in the Sellers’ right to and title and interest in, among others, (i) the Claims; (ii) all rights to receive any cash, interest, fees, expenses, damages penalties and other amounts or property in respect of the Claims, including any securities and other distributions made by the Debtors in respect of the Claims under or pursuant to any plan of reorganization or liquidation in the Debtors’ chapter 11 cases in the Bankruptcy Court or otherwise; (iii) any cause of action or claim of any nature whatsoever  arising out of the Claims; (iv) any voting right arising out of the Claims; and (v) all proceeds of any kind under or in respect of the foregoing, including all cash, securities or other property distributed or payable on account thereof, or exchanged in return therefor (the “Transferred Rights”) for a purchase price of $10 million.

DHT Holdings-Citigroup Assignment Agreements

In March 2013, DHT Holdings filed proofs of the Claims in the aggregate amount of approximately $51.84 million plus attorneys’ fees  in the Bankruptcy Court and entered into assignment agreements whereby DHT Holdings agreed to sell, and Citigroup Financial Products Inc. (“Citigroup”) agreed to purchase, an undivided 100% interest in DHT Holdings’ right to and title and interest in the Transferred Rights at an aggregate purchase price equal to 33.25% of the amount of the Claims ultimately to be allowed by final order of the Bankruptcy Court.  DHT Holdings received an aggregate initial payment of approximately $6.89 million and will receive a final payment plus interest for the Transferred Rights from Citigroup when the Claims are allowed by the Bankruptcy Court.

D.	EXCHANGE CONTROLS

None.

E.	TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock and preferred stock.  This discussion does not purport to deal with the tax consequences to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock or preferred stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock and preferred stock.  This discussion does not purport to deal with the tax consequences to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock or preferred stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK AND PREFERRED STOCK.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common stock or preferred stock.  We are incorporated in the Marshall Islands.  Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock or preferred stock.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Code,  the Treasury regulations issued thereunder, published administrative interpretations of IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Our Operating Income

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes.  As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. taxation of our shipping income

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

‘‘U.S. source gross transportation income’’ includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.  Except as provided below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions.  Shipping income attributable to transportation exclusively between non-U.S. ports generally will not be subject to U.S. federal income tax.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% U.S. federal income tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either:

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, referred to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations.  Therefore, we will be eligible for the exemption under Section 883 of the Code if either the 50% Ownership Test or the Publicly-Traded Test is met.  Because our common stock is traded on the NYSE and our stock is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  We believe that our common stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market.  Because our common stock is listed on the NYSE, and because our preferred stock is not listed for trading on any exchange, our common stock is the only class of our outstanding stock traded on an established securities market.  Our common stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly-Traded Test if:

(i)
our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of all of our outstanding stock, referred to as the ‘‘trading threshold test’’;

(ii)
our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, referred to as the “trading frequency test”; and

(iii)
the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), referred to as the “trading volume test.”

We believe we satisfy the trading threshold test.  We also believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests.  However, even if we do not satisfy these tests in the future, both tests are deemed satisfied if our common stock is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such stock.  Because our common stock is listed on the NYSE, we believe this is and will continue to be the case.

Notwithstanding the foregoing, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such stock is owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such stock, referred to as the “5 Percent Override Rule.”

In order to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock (“5% Stockholders”)  we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission as having a 5% or more beneficial interest in our common stock.  In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We believe that the 5 Percent Override Rule has not been, and will not be, triggered with respect to our common stock.  However, the 5 Percent Override Rule might be triggered in the future as a result of factual circumstances beyond our control, for example, if one or more stockholders became a 5% Stockholder.  In this case, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year.

In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly-Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test.  In either case, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders.  These requirements are onerous and there is no assurance that we would be able to satisfy them.

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

If the benefits of Section 883 of the Code become unavailable to us in the future, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to the U.S. federal corporate income tax at rates of up to 35%.  In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

U.S. taxation of gain on sale of vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a ‘‘U.S. Holder’’.  For this purpose, a ‘‘U.S. Holder’’ means a beneficial owner of shares of our common stock or preferred stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:
  is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, owns our common stock as a capital asset, and
  owns less than 10% of our common stock for U.S. federal income tax purposes.
If a partnership holds our common stock or preferred stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.  A partner in a partnership holding shares of our common stock or preferred stock is urged to consult its own tax advisor.

Distributions on our common stock and preferred stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock and preferred stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles (“E&P).  Distributions in excess of such E&P will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock or preferred stock on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.  Dividends paid with respect to our common stock or preferred stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock (but not on our preferred stock) to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20% provided that (i) our common stock is readily tradable on an established securities market in the United States (such as the NYSE); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, as discussed below; (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend; and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of our common stock—paid by us.  If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate.  Although the term “comprehensive income tax system” was not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, exchange or other disposition of our common stock and preferred stock

Provided that we are not a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock or preferred stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation.  A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

PFIC status and significant tax consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes.  In particular, U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock or preferred stock, either at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).
Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that the gross income we derive, or are deemed to derive, from our time chartering activities is properly treated as services income rather than rental income.  Assuming this is correct, our income from time chartering activities would not constitute “passive income,” and the assets we own and operate in connection with the production of that income would not constitute passive assets.  Consequently, we believe it is more likely than not that we are not currently a PFIC.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned from the performance of services.  The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income.  However, the IRS stated that it disagrees with the holding of the Fifth Circuit case, and that time charters should be treated as contracts for services.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  As a result, the IRS or a court could disagree with our position that we are not currently a PFIC.  No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Under recently-adopted legislation, if we were to be treated as a PFIC for any taxable year, U.S. Holders would be required to file an annual report for that taxable year on IRS Form 8621 for the current and all future taxable years during which we were treated as a PFIC.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

In addition, as discussed more fully below, if we were treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder made an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.”  As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock (but not with respect to our preferred stock), as discussed below.

Taxation of U.S. Holders of a PFIC making a timely QEF election

If we were a PFIC and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder would report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain (which gain shall not exceed our E&P for the taxable year), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  Any such income would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above.  The Electing Holder’s adjusted tax basis in our common stock or preferred stock would be increased to reflect taxed but undistributed E&P.  Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock or preferred stock.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If we were treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.  Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of U.S. Holders of a PFIC making a “mark-to-market” election

Alternatively, if we were treated as a PFIC for any taxable year and a class of our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return.  We believe our common stock should be treated as ‘‘marketable stock’’ for this purpose.  However, because our preferred stock is not listed on a ‘‘qualified exchange or other market’’ and does not meet certain other conditions, we do not expect that our preferred stock will be treated as “marketable stock.”

If the mark-to-market election is made with respect to a U.S. Holder’s common stock, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of such common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such common stock.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in its common stock would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder in income.

Taxation of U.S. Holders of a PFIC not making a timely QEF or “mark-to-market” election

Finally, if we were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock or preferred stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such common stock or preferred stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

  the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock or preferred stock, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income, and the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock or preferred stock.  If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock or preferred stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.  Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

Tax reporting

Recently-adopted legislation imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold any interest in a ‘‘specified foreign financial asset’’ if the aggregate value of all such assets exceeds $50,000.  The definition of ‘‘specified foreign financial asset’’ generally includes an equity interest in a foreign corporation if not held in an account maintained by a U.S. financial institution.  In accordance with this legislation, U.S. Holders may be required to file IRS Form 8938 with their U.S. federal income tax returns.  U.S. Holders are urged to consult with their own tax advisors concerning this legislation and the filing of IRS Form 8938.

Medicare Tax
For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A U.S. person’s net investment income will generally include its gross dividend income and its net gains from the disposition of shares, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  A U.S. Holder that is an individual, estate or trust, is urged to consult its own tax advisor regarding the applicability of the Medicare tax to its ownership of our common stock or preferred stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a ‘‘Non-U.S. Holder’’.  For this purpose, a “Non-U.S. Holder’’ means a beneficial owner of shares of our common stock or preferred stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on our common stock and preferred stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our common stock and preferred stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.  If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, exchange or other taxable disposition of common stock and preferred stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock and preferred stock, unless:
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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, any income from the common stock and preferred stock, including dividends and the gain from the sale, exchange or other disposition of such stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, if you are a Non-U.S. Holder that is a corporation, your E&P that is attributable to the effectively connected income, which is subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, taxable distributions made within the United States to you will be subject to information reporting requirements if you are a non-corporate U.S. Holder.  Such distributions may also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:
  fail to provide an accurate taxpayer identification number;
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

If you are a Non-U.S. Holder and you sell our common stock or preferred stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption.  If you sell our common stock or preferred stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock or preferred stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.  However, such information reporting requirements will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

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

As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal stockholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2012 by approximately $1.5 million based upon our debt level as of December 31, 2012 ($2.3 million in 2011).  We are exposed to the spot market.  Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2012 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission or “COSO”.  Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2012 based on the criteria in Internal Control—Integrated Framework issued by COSO.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on page F-2.

D.	CHANGES IN INTERNAL CONTROL OVER REPORTING

As previously reported in our annual report for the fiscal year ended December 31, 2011, as part of our annual assessment of internal control over financial reporting for 2011, deficiencies were identified in our current technical ship management provider’s (or “service provider”) internal controls over its vessel expense reporting to DHT and deficiencies in our internal controls over the vessel expense reports received from this service provider.  As a result of such deficiencies, management concluded that material weaknesses existed in our internal control over financial reporting as of December 31, 2011.  During 2012, we began a process to enhance our internal control over financial reporting to address these issues.  The enhancements included (i) the redesign of controls related to recording vessel expenses in the correct period, the accuracy of wage-related expenses and redesigning the precision and effectiveness of our oversight controls over vessel expenses; and (ii) the implementation of controls over restricted access, testing and approval of program changes and back-up procedures for information technology systems at the service provider and controls for the review and reconciliation of wage reporting.  Management believes that these enhancements have remedied the material weaknesses that were previously identified to have existed as of December 31, 2011.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Randee Day is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Ms. Day is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal accounting officer).  In November 2012, we revised our Code of Business Conduct and Ethics to clarify our policy restricting relationships between employees, third party agents, and business partners  with personnel of governmental entities.  We have posted this Code of Ethics to our website at www.dhtankers.com, where it is publicly available.  In addition, we will provide a printed copy of its Code of Business Conduct and Ethics to our stockholders upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Ernst & Young AS, our former independent registered public accounting firm, and Deloitte AS, our current Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2010, 2011 and 2012.

Fees	2010	2011	2012
Audit Fees (1)	$186,900	$195,900	$214,400
Audit-Related Fees (2)	64,100	212,500	46,400
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$251,000	$408,400	$260,800

(1)
Audit fees for 2010, 2011 and 2012 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2009, 2010 and 2011, respectively.

(2)
Audit-related fees for 2012 consisted of $36,600 in respect of quarterly limited reviews and $9,800 related to other services.  Audit-related fees for 2011 consisted of $75,700 in respect of quarterly limited reviews, $70,800 in attest services not required by statute or regulation and $66,000 in respect of services rendered for preparation of a registration statement on Form F-3, comfort letter, out-of-pocket expenses and other services.  Audit-related fees for 2010 consisted of $39,300 in respect of quarterly limited reviews and $24,800 in respect of services rendered for the preparation of a registration statement on Form F-3.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2012.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

At the 2012 annual stockholders meeting, our stockholders ratified, upon recommendation of the audit committee of our board of directors, a change in our independent registered public accounting firm.  Ernst & Young AS, Oslo, Norway (“E&Y AS”) was dismissed as our  independent registered public accounting firm on June 26, 2012 at our request and Deloitte AS, Oslo, Norway (“Deloitte AS”) was engaged to serve as our independent registered public accounting firm effective June 26, 2012.

The reports issued by E&Y AS on our financial statements for the fiscal years ended December 31, 2010 and 2011 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2010 and 2011 and in the subsequent interim period through June 26, 2012:

(i)
there was no disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) between us and E&Y AS on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to the satisfaction of E&Y AS, would have caused E&Y AS to make reference to the subject matter of such disagreement in connection with their reports; and

(ii)
there was one “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F), as was reported in our annual report for the fiscal year ended December 31, 2011, where we identified material weaknesses in our internal control over financial reporting for the fiscal year ended December 31, 2011, due to the deficiencies in internal controls of one of our technical ship management service providers, or “service provider,” over vessel expenses reported to us and deficiencies in our internal controls over the vessel expense reports received from this service provider.  The material weaknesses identified, which impacted our vessel expenses comprised the following:

a.
The service provider lacked effectively-designed controls to ensure that costs resulting from purchase order commitments for vessel expenses were recorded only in the period when goods or services were received.  Our own controls over these vessel expenses were not designed to be precise enough to identify expenses recorded in an incorrect period in the service provider’s reporting.  As a result, approximately $299,000 of expenses were recorded in 2011 when such amounts should have been recorded in 2012;

b.
The service provider lacked effectively-designed controls to ensure that costs incurred not subject to purchase orders were recorded in the correct period.  Our own controls over these vessel expenses were not designed to be precise enough to identify expenses recorded in an incorrect period in the service provider’s reporting.  Consequently, approximately $162,000 of tonnage tax and classification fee expenses were recorded in 2011 when such amounts should have been recorded in 2012;

c.	Controls over restricted access, testing and approval of program changes and back-up procedures for information technology systems at the service provider were not operating effectively; and

d.	Certain controls over the completeness and accuracy of wage-related expenses for shipboard personnel of the service provider were not effectively designed or failed to operate effectively.

In working with our service provider, we have fully remediated the control deficiencies discussed above as of December 31, 2012.  This included the effective (x) redesign of controls related to recording vessel expenses in the correct period, the accuracy of wage-related expenses and redesigning the precision and effectiveness of our oversight controls over vessel expenses; and (y) implementation of controls over restricted access, testing and approval of program changes and back-up procedures for information technology systems at the service provider and controls for the review and reconciliation of wage reporting.

During the fiscal years ended December 31, 2010 and 2011 and in the subsequent interim period prior to the engagement of Deloitte AS, neither we nor anyone acting on our behalf consulted with Deloitte AS concerning:

(i)	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; and

(ii)
any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

We provided E&Y AS with a copy of the foregoing disclosures and requested that E&Y AS furnish us with a letter addressed to the Securities and Exchange Commission (“SEC”), stating whether E&Y AS agrees with the aforementioned disclosure contained in this report or, if not, stating the respects in which it does not agree.  We received the requested letter from E&Y AS, a copy of which is filed as Exhibit 16.1 to this report.

We provided Deloitte AS with a copy of the foregoing disclosures and provided Deloitte AS the opportunity to furnish us with a letter addressed to the SEC, stating whether Deloitte AS agrees with the aforementioned disclosure contained in this report or, if not, stating the respects in which it does not agree.  We received the requested letter from Deloitte AS, a copy of which is filed as Exhibit 16.2 to this Report on Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

We are fully compliant with the listing standards of the NYSE applicable to foreign private issuers.  Our corporate governance practices do not significantly differ from those followed by U.S. companies listed on the NYSE.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Deloitte AS, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1+++++++	Amended and Restated Articles of Incorporation of DHT Holdings, Inc.
1.2++++++++	Amended and Restated Bylaws of DHT Holdings, Inc.
2.1+++	Form of Common Stock Certificate.
2.2*	Registration Rights Agreement.
2.3°	Certificate of Designation of Series A Participating Preferred Stock.
4.1.1*	Form of RBS Credit Agreement.
4.1.2******	Amendment No. 1 to RBS Credit Agreement.
4.1.3°°°	DVB Bank SE Credit Agreement.
4.1.4°°°	First Supplemental Agreement to DVB Bank SE Credit Agreement.
4.1.5°°°	DNB Bank ASA Credit Agreement.
4.1.6°°°	Addendum No. 1 to DNB Bank ASA Credit Agreement.
4.1.7	Amended and Restated RBS Credit Agreement.
4.2.1*	Time Charter ─ Overseas Ann.
4.2.2*	Time Charter ─ Overseas Chris.
4.2.3*	Time Charter ─ Overseas Regal.
4.2.4*	Time Charter ─ Overseas Cathy.
4.2.5*	Time Charter ─ Overseas Sophie.
4.2.6*	Time Charter ─ Overseas Rebecca.
4.2.7*	Time Charter ─ Overseas Ania.
4.2.8*******	Amendment to Time Charter ─ Overseas Ania.
4.2.9*******	Amendment to Time Charter ─ Overseas Ann.
4.2.10*******	Amendment to Time Charter ─ Overseas Cathy.
4.2.11*******	Amendment to Time Charter ─ Overseas Chris.
4.2.12*******	Amendment to Time Charter ─ Overseas Rebecca.
4.2.13*******	Amendment to Time Charter ─ Overseas Regal.
4.2.14*******	Amendment to Time Charter ─ Overseas Sophie.
4.3.1**	Memorandum of Agreement ─ Overseas Newcastle.
4.3.2**	Memorandum of Agreement ─ Overseas London.
4.4.1*	Ship Management Agreement ─ Overseas Ann.

4.4.2*	Ship Management Agreement ─ Overseas Chris.
4.4.3*	Ship Management Agreement ─ Overseas Regal.
4.4.4*	Ship Management Agreement ─ Overseas Cathy.
4.4.5*	Ship Management Agreement ─ Overseas Sophie.
4.4.6*	Ship Management Agreement ─ Overseas Rebecca.
4.4.7*	Ship Management Agreement ─ Overseas Ania.
4.5.1***	Amendment to Ship Management Agreement ─ Overseas Ann.
4.5.2***	Amendment to Ship Management Agreement ─ Overseas Chris.
4.5.3***	Amendment to Ship Management Agreement ─ Overseas Regal.
4.5.4***	Amendment to Ship Management Agreement ─ Overseas Cathy.
4.5.5***	Amendment to Ship Management Agreement ─ Overseas Sophie.
4.5.6***	Amendment to Ship Management Agreement ─ Overseas Rebecca.
4.5.7***	Amendment to Ship Management Agreement ─ Overseas Ania.
4.5.8*******	Ship Management Agreement.
4.6*	Charter Framework Agreement.
4.7*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement.
4.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.
4.9*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters.
4.10*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.
4.11++++++	Employment Agreement of Svein Moxnes Harfjeld.
4.12++++++	Employment Agreement of Trygve P. Munthe.
4.13****	Employment Agreement of Eirik Ubøe.
4.13.1****	Indemnification Agreement of Eirik Ubøe by Double Hull Tankers, Inc.
4.14*	2005 Incentive Compensation Plan.
4.15********	First Amendment to the 2005 Incentive Compensation Plan.
4.16++++	Second Amendment to the 2005 Incentive Compensation Plan.
4.17+++++	2011 Incentive Compensation Plan.
4.18+++++++	2012 Incentive Compensation Plan.
4.19++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.

4.20++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Charters.
4.21++	Indemnification Agreement of Eirik Ubøe by DHT Holdings, Inc.
4.22+	Nomination Agreement with MMI Group.
4.23°°	Investment Agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P.
4.24°°	Letter Agreement with Anchorage Capital Group, L.L.C.
4.25°	Investor Rights Agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P.
4.26	Employment Agreement of Svenn Magne Edvardsen (English translation).
4.27	Assignment of Claims Agreement with DHT Maritime, Inc.
4.28	Joinder to Assignment of Claims Agreement with DHT Maritime, Inc.
4.29°°°°	Assignment of Claims Agreement with Citigroup Financial Products Inc. (Dignity).
4.30°°°°	Assignment of Claims Agreement with Citigroup Financial Products Inc. (Alpha).
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
16.1	Letter from Ernst & Young AS.
16.2	Letter from Deloitte AS.
23.1	Consent of Deloitte AS.
23.2	Consent of Ernst & Young AS.

Footnotes to exhibits:

°	Incorporated herein by reference from the Company’s Form 6-K filed on May 3, 2012.
°°	Incorporated herein by reference from the Company’s Form 6-K filed on March 19, 2012.
°°°	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-32640).
°°°°	Incorporated herein by reference from the Company’s Form 6-K filed on April 2, 2013.
+	Incorporated herein by reference from the Company’s Form 6-K filed on May 14, 2010.
++	Incorporated herein by reference from the Company’s Form 8-K12G3 filed on March 1, 2010.
+++	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-32640).

++++	Incorporated herein by reference from the Company’s Registration Statement on Form S-8 (File No. 333-167613).
+++++	Incorporated herein by reference from the Company’s Registration Statement on Form S-8 (File No. 333-175351).
++++++	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-32640).
+++++++	Incorporated herein by reference from the Company’s Form S-8 filed on August 31, 2012.
++++++++	Incorporated herein by reference from the Company’s Form 6-K filed on February 22, 2013.
*	Incorporated herein by reference from the Company’s Registration Statement on Form F-1 (File No. 333-128460).
**	Incorporated herein by reference from the Company’s Registration Statement on Form F-3 (File No. 333-147001).
***	Incorporated herein by reference from the Company’s Form 6-K filed on May 17, 2007.
****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).
*****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-32640).
******	Incorporated herein by reference from the Company’s Form 6-K filed on September 2, 2009.
*******	Incorporated herein by reference from the Company’s Form 6-K filed on February 12, 2009.
********	Incorporated herein by reference from the Company’s Form S-8 filed on October 9, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: April 29, 2013	By:	/s/ Svein Moxnes Harfjeld
Name: Svein Moxnes Harfjeld
Title: Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and its subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended.  The consolidated financial statements of the Company as of December 31, 2011 and for the years ended December 31, 2011 and 2010, before the effects of the adjustments and revisions discussed in Note 5 and Note 16 to the consolidated financial statements, were audited by other auditors whose report, dated March 19, 2012, expressed an unqualified opinion on those statements.

We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DHT Holdings, Inc. and its subsidiaries as of December 31, 2012, and the result of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 5 and 16 to the consolidated financial statements, the accompanying 2011 and 2010 consolidated financial statements have been adjusted to retrospectively apply a reverse stock split and revised to include condensed financial information of DHT Holdings, Inc. (parents company only). We have also audited the adjustments to the 2011 and 2010 consolidated financial statements to retrospectively apply the reverse stock split discussed in Note 5 to the consolidated financial statements and the revision to include condensed financial information of DHT Holdings, Inc. (parent company only) discussed in Note 16 to the consolidated financial statements. Our procedures for the reverse stock split included (1) comparing the amounts shown in the earnings per share disclosures for 2012 to the Company's underlying accounting analysis, (2) comparing the previously reported shares outstanding and income statement amounts per the Company's accounting analysis to the previously issued consolidated financial statements, and (3) recalculating the reduction in shares to give effect to the reverse stock split and testing the mathematical accuracy of the underlying analysis. Our procedures for the condensed financial information included (1) assessment of the risk of material misstatements, whether due to fraud or error, (2) examination, on a sample basis, of evidence supporting the balances and classes of transactions, (3) evaluation of the appropriateness of accounting policies used, (4) evaluation of the reasonableness of accounting estimates made by management, and (5) evaluation of the presentation of the revisions.  In our opinion, such adjustments and revisions are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2011 and 2010 consolidated financial statements of the Company other than with respect to the adjustments and revisions and, accordingly, we do not express an opinion or any other form of assurance on the 2011 and 2010 consolidated financial statements taken as a whole.

/s/ Deloitte AS

Oslo, Norway
April 29, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited, before the effects of the adjustment to retrospectively apply a reverse stock split described in Note 5 and the revision to include condensed financial information of DHT Holdings, Inc.(parent company only) described in Note 16, the consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2011 (the 2011 and 2010 financial statements before the effects of the adjustment discussed in Note 5 and the information in Note 16 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply a reverse stock split described in Note 5 and the revision to include condensed financial information of DHT Holdings, Inc.(parent company only) described in Note 16, present fairly, in all material respects, the consolidated financial position of DHT Holdings, Inc. at December 31, 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply a reverse stock split described in Note 5 or the revision to include condensed financial information of DHT Holdings, Inc. (parent company only) described in Note16 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Deloitte AS.

/s/ Ernst & Young AS

Oslo, Norway
March 19, 2012

DHT Holdings, Inc.
Consolidated Statement of Financial Position as of December 31

(Dollars in thousands)	Note	2012	2011

ASSETS	Note
Current assets
Cash and cash equivalents	8,9	$71,303	$42,624
Accounts receivable	4	13,874	5,021
Prepaid expenses		485	1,783
Bunkers		3,616
Total current assets		$89,278	$49,428

Non-current assets
Vessels	6	310,023	454,542
Other property, plant and equipment		458	533
Other long term receivables		—	54
Total non-current assets		$310,481	$455,129

Total assets		$399,759	$504,557

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	7	6,199	5,243
Derivative financial instruments	8	772	3,422
Current portion long term debt	8,9	9,000	16,938
Deferred Shipping Revenues	4	155	8,357
Total current liabilities		$16,125	$33,959

Non-current liabilities
Long term debt	8,9	202,637	263,632
Derivative financial instruments	8		178
Other non-current liabilities			340
Total non-current liabilities		$202,637	$264,150

Total liabilities		$218,762	$298,109

Stockholders' equity
Stock	10	95	54
Additional paid-in capital		386,159	309,314
Retained earnings/(deficit)		(205,258)	(102,164)
Other components of equity		—	(756)
Total stockholders equity		180,997	206,448

Total liabilities and stockholders' equity		$399,759	$504,557

The footnotes are an integral part of these financial statements

DHT Holdings, Inc.
Consolidated Income Statement

(Dollars in thousands, except share and per share amounts)	Note	Year ended December 31 2012	Year ended December 31 2011	Year ended December 31 2010

Shipping revenues	4	$97,194	$100,123	$89,681

Operating expenses
Voyage expenses		(10,822)	(1,286)
Vessel operating expenses	6	(24,387)	(30,811)	(30,221)
Charter hire expense	6	(6,892)	(6,150)
Depreciation and amortization	6	(32,077)	(30,278)	(28,392)
Impairment charge	6	(100,500)	(56,000)
Profit /( loss), sale of vessel		(2,231)
General and administrative expense	11,12	(9,788)	(9,152)	(7,869)
Total operating expenses		$(186,698)	(133,677)	(66,482)

Operating income		$(89,504)	(33,554)	23,199

Interest income		272	91	131
Interest expense	8	(7,330)	(7,347)	(13,478)
Fair value gain/(loss) on derivative financial instruments	8	2,702	949	268
Other Financial income/(expenses)	8	(33)	(230)	(3,710)
Profit/(loss) before tax		$(93,892)	(40,091)	6,410

Income tax expense	14	(161)	(181)	(33)
Net income/(loss) after tax		$(94,054)	$(40,272)	$6,377
Attributable to the owners of parent		$(94,054)	$(40,272)	$6,377

Basic net income/(loss) per share		(7.83)	$(7.70)	$1.57
Diluted net income/(loss) per share		(7.83)	$(7.70)	$1.57

Weighted average number of shares (basic)*	5	12,012,133	5,229,019	4,064,689
Weighted average number of shares (diluted)*	5	12,012,133	5,230,157	4,064,967

DHT Holdings, Inc.
Statement of Comprehensive Income

Profit / ( loss) for the year		$(94,054)	$(40,272)	$6,377
Other comprehensive income:
Reclassification adjustment from previous cash flow hedges	8	756	1,739	11,868

Total comprehensive income for the period		$(93,297)	(38,533)	18,245

Attributable to the owners of parent		$(93,297)	$(38,533)	$18,245

* Adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

The footnotes are an integral part of these financial statements

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

		Common Stock			Preferred Stock
(Dollars in thousands, except per share data)
	Note	Shares*	Amount	Paid-in Additional Capital	Shares	Amount		Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
Balance at January 1, 2010		4,056,325	$41	$240,070		$	$		$(33,824)	$(14,363)	$191,924
Net income/(loss) after tax									6,377		6,377
Other comprehensive income										11,868	11,868
Total comprehensive income									6,377	11,868	18,245
Cash dividends declared and paid									(14,741)		(14,741)
Compensation related to options and restricted stock	11	7,197		913							913
Issue of restricted stock awards		13,309									-
Balance at December 31, 2010		4,076,830	$41	$240,983		$	$		$(42,188)	$(2,495)	$196,341

		Common Stock			Preferred Stock
(Dollars in thousands, except per share data)
	Note	Shares*	Amount	Paid-in Additional Capital	Shares	Amount		Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
Balance at January 1, 2011		4,076,830	$41	$240,983		$	$		$(42,188)	$(2,495)	$196,341
Net income/(loss) after tax									(40,272)		(40,272)
Other comprehensive income										1,739	1,739
Total comprehensive income									(40,272)	1,739	(38,533)
Cash dividends declared and paid									(19,704)		(19,704)
Issue of stock	10	1,285,442	13	67,435							67,448
Compensation related to options and restricted stock	11	8,625		896							896
Balance at December 31, 2011		5,370,897	$54	$309,314		$	$		$(102,164)	$(756)	$206,448

		Common Stock			Preferred Stock
(Dollars in thousands, except per share data)
	Note	Shares*	Amount	Paid-in Additional Capital	Shares	Amount			Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
Balance at January 1, 2012		5,370,897	$54	$309,314		$		$		$(102,164)	$(756)	$206,448
Net income/(loss) after tax										(94,054)		(94,054)
Other comprehensive income											756	756
Total comprehensive income										(94,054)	756	(93,297)
Cash dividends declared and paid										(9,040)		(9,040)
Issue of stock	10	2,503,200	25	17,000	442,666		5		58,969			75,999
Exchange of preferred stock		1,246,168	12	9,753	(73,304)		(1)		(9,765)			-
Compensation related to options and restricted stock	11	20,612		888								888
Balance at December 31, 2012		9,140,877	$91	$336,955	369,362		$4		$49,204	$(205,258)	$0	$180,997

* Adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

The footnotes are an integral part of these financial statements

Transaction costs on stock issues
The amount recognized as additional paid-in capital in 2012 and 2011, respectively, is after the deduction of share issue cost of $4,056 and $486, respectively.

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

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

(Dollars in thousands)	Note	Year ended December 31 2012	Year ended December 31 2011	Year ended December 31 2010

Cash Flows from Operating Activities:
Net income / ( loss)		$(94,054)	$(40,272)	$6,377
Items included in net income not affecting cash flows:
Depreciation and amortization	6	32,404	30,527	28,391
Impairment charge	6	100,500	56,000	-
(Profit) / loss, sale of vessel		2,231	-
Fair value gain/(loss) on derivative financial instruments	8	(2,073)	(949)	(78)
Compensation related to options and restricted stock	11	887	897	913
Changes in operating assets and liabilities:
Accounts receivable	8	(8,853)	(4,557)	(464)
Prepaid expenses	8	1,298	930	574
Other long term receivables	8	54	790	140
Accounts payable and accrued expenses	7	956	813	(1,801)
Prepaid charter hire	7	(8,202)	269	190
Other non-current liabilities	7	(340)	(117)	24
Bunkers		(3,616)
Net cash provided by operating activities		$21,192	44,331	34,266

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits	6			(5,500)
Investment in vessels	6	(3,819)	(122,574)	(99)
Sale of vessels		13,662	-
Investment in property, plant and equipment		(23)	(627)	(21)
Net cash used in investing activities		$9,820	(123,201)	(5,620)

Cash flows from Financing Activities
Issuance of stock	10	75,944	67,540	-
Cash dividends paid	10	(9,040)	(19,706)	(14,741)
Issuance of long term debt	8,9	-	60,169	-
Repayment of long-term debt	8,9	(69,237)	(45,077)	(28,000)
Net cash provided by/(used) in financing activities		$(2,333)	62,926	(42,741)

Net increase/(decrease) in cash and cash equivalents		28,678	(15,945)	(14,095)
Cash and cash equivalents at beginning of period		42,624	58,569	72,664
Cash and cash equivalents at end of period	8,9	$71,302	$42,624	$58,569

Specification of items included in operating activities:
Interest paid		6,872	6,920	15,348
Interest received		$240	$109	$137

The footnotes are an integral part of these financial statements

Notes to the consolidated financial statements for year ended December 31, 2012

Note 1 - General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange.  The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

DHT Maritime, Inc. (formerly Double Hull Tankers, Inc.) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”).  In October 2005, DHT Maritime, Inc. completed its initial public offering.  During the first half of 2007, OSG sold all of its common stock of the DHT Maritime, Inc..  Subsequent to a corporate restructuring in March 2010, DHT Maritime, Inc. is now a wholly owned subsidiary of DHT Holdings, Inc.

The Company has 11 wholly-owned Marshall Islands subsidiaries and one Norwegian subsidiary.  Nine of the Marshall Islands subsidiaries are vessel owning companies (the “Vessel Subsidiaries”) and one is a vessel chartering subsidiary.  The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2012 our fleet of nine owned vessels consisted of five very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and two Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 2,086,315 dwt.

With regards to amounts in the financial statements, these are shown in USD thousands.

Note 2 - Significant accounting principles

Basis of preparation

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

Statement of compliance

The DHT Holdings, Inc. consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis of consolidation

The consolidated financial statements comprise the financial statement of the Company and entities controlled by the Company (its subsidiaries).  Unless otherwise specified, all subsequent references to the “Company” refer to DHT and its subsidiaries. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.  For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis for non-controlling interest is made on a transaction by transaction basis.

The purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.  If the initial accounting for a business combination is complete by the end of the reporting period in which the combination occurs, provisional amounts are reported for the items for which the reporting is incomplete. Those provisional amounts are adjusted  within 12 months of the acquisition date, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

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

Vessels

Vessels are stated at historical cost, less accumulated depreciation and accumulated impairment losses.  For vessels purchased, these costs include expenditures that are directly attributable to the acquisition of these vessels.  Depreciation is calculated on a straight-line basis over the useful life of the vessels, taking residual values into consideration, and adjusted for impairment charges, if any.

The estimated useful lives and residual values are reviewed at least at each year end, with the effect of any changes in estimate accounted for on a prospective basis.  Commencing with the third quarter of 2012, we have assumed an estimated useful life of 20 years, down from 25 years as the Company believes this is a more reasonable estimate of useful life for its vessels in the current market environment. The change in estimated useful life from 25 years to 20 years resulted in an increase in depreciation expense in 2012 of $4,478 and the estimated annual increase in depreciation expense is $2,906. The main reason that the estimated annual increase in depreciation expense in 2013 is less than the 2012 increase is the 2012 impairment charge of $100,500.  Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.

Each component of the vessels, with a cost significant to the total cost, is separately identified and depreciated, on a straight-line basis, over that component’s useful life. Capitalized drydocking costs are amortized on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.

Docking and survey expenditure

The Company’s vessels are required to be drydocked every 30 to 60 months. The Company capitalizes drydocking costs as part of the relevant vessel and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The residual value of such capital expenses is estimated at nil. Drydock costs include a variety of costs incurred  during  the drydock project, including expenses related to the drydock preparations, tank cleaning, gas freeing and re-inerting, purchase of spare parts, stores and services, port expenses at the drydock location, general shipyard expenses, expenses related to hull and outfitting, external surfaces and decks, cargo- and ballast tanks, engines, cargo systems, machinery, equipment and safety equipment on board the vessel as well as classification, CAP surveys and regulatory requirements. Costs related to ordinary maintenance performed during drydocking are charged to the income statement for the period which they are incurred.

Bunkers

Bunkers is stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and delivery cost less discounts.

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable.  An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. The Company views each vessel as a separate CGU.   Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Such impairment is recognized in the income statement.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific or assets or the arrangement conveys a right to use the asset. Time charters and bareboat charter arrangements are assessed to involve lease arrangements. Leases in which a significant portion of the risks and rewards of the ownership are retained by the lessor are classified as operating lease. The charter arrangements whereby the Company’s vessels are leased are treated as operating leases. Payments received under operating leases are further described in the paragraph discussing revenue.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized on a straight line basis over the rental periods of such charters.  Revenue is recognized from delivery of the vessel to the charterer, until the end of the lease term.

For vessels operating in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula.  Formula used to allocate net pool revenues allocate net revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities. Net revenues generated from pools are recorded based on the net method.

For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a discharge-to-discharge basis, and, therefore, are allocated between reporting periods based on the relative transit time in each period. We do not begin recognizing voyage revenue until a voyage charter has been agreed to by both the Company and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Voyage expenses are expenses incurred due to a vessel travelling to a destination, such as fuel cost and port charges and are expensed ratably over the estimated length of each voyage over the period from last discharge of cargo to the next estimated discharge of the current cargo. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on an annual basis from a method of recognizing such costs as incurred.

Charter hire expense is expensed as incurred based on the charter rate stipulated in the charter agreement.

Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of the time charters and one of the bareboat charters that the Company had entered into with subsidiaries of OSG, the Company had the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters.  Additional hire, if any, was calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned. These charters are no longer in effect.

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

As of January 1, 2009, when the Company discontinued hedge accounting prospectively, the unrealized gains and losses on the derivative instruments recognized in comprehensive income remains in comprehensive income until the hedged forecast transaction occurs. The $65,000 interest rate swap in effect as of December 31, 2012 expired in January 2013.

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

Financial assets – receivables

Trade receivables are measured at amortized cost using the effective interest method, less any impairment.  Normally the interest element could be disregarded since the receivables are short term.  The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts.  The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information.

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

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar. This is because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in U.S. dollar, and the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at exchange rates as of the balance sheet date. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

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

Pension

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. No expense was recognized in the income statement for 2012 with regards to the defined contribution plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period.  Actuarial gains and losses that exceed 10 per cent of the greater of the present value of the company’s defined benefit obligation and the fair value of plan assets as at the end of the prior year are amortized over the expected average remaining working lives of the participating employees.  Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

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

Commercial Pools

A commercial pool is a joint marketing office through which several shipowners market their ships.  Each participating ship provides the commercial pool with its relative share of required working capital.  The contractual relationship between a commercial pool and each participating ship is structured as a time charter whereby the daily rate earned for the ship is based on actual earnings on a net revenue basis.  Net revenues are gross freight less voyage related expenses shared amongst all the participating ships in accordance with a pool point formula and administrative fees for the commercial pool.  The commercial pool is booking cargo, collecting gross freight, paying voyage related expenses such as but not limited to bunkers, port charges and broker commissions.  The net revenues is distributed to each participating ship at irregular intervals in accordance with the pool point formula when funds are deemed available for distribution by the commercial pool.  The Company has considered it appropriate to present this type of arrangement on a net basis in the income statement.

Impairment

In 2011 and 2012 each and all of the Company’s vessels have been viewed a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.  Prior to 2011 we determined that our vessels operating on time charters with OSG during each respective period constituted a single CGU as (i) all seven vessels then owned by us were on charter to the same customer, (ii) all seven charters were negotiated together and (iii) all seven vessels had profit sharing on a fleet-wide basis, and therefore we performed our impairment test on a fleet-wide basis.  In 2011, we changed our assessment of CGUs because we expected OSG not to extend the charters for several of the vessels and consequently profit sharing on a fleet-wide basis for all the Initial Vessels was not applicable for periods subsequent to the expiration dates of the charters.

Changes in accounting policy and disclosure

(a) New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2012 but not currently relevant to the group (although they may affect the accounting for future transactions and events).
  Severe Hyperinflation (amendments to IFRS 1), effective for annual periods beginning on or after July 1, 2011. The amendments provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.
  Removal of Fixed Dates for First-time Adopters (amendments to IFRS 1), effective for annual periods beginning on or after July 1, 2011. The amendments provide relief to first-time adopters of IFRSs from reconstructing transactions that occurred before their date of transition to IFRSs.
  Transfers of Financial Assets (amendments to IFRS 7), effective for annual periods beginning on or after July 1, 2011. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets.

  Deferred Tax: Recovery of Underlying Assets (amendments to IAS 12), effective for annual periods beginning on or after January 1, 2012. The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset.
(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012 and not early adopted.

Except for the amendment to IAS 19, it is currently assessed that none of the standards, amendments and interpretation to existing standards will have material impact on the financial statements as the currently is presented, however they may have impact in the future

  IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements (Amendment) The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Company’s financial position or performance.
  IFRS 7 - Amendment: New disclosure requirements - Offsetting of Financial Assets and Financial Liabilities The IASB has introduced new disclosure requirements in IFRS 7. These disclosures, which are similar to the new US generally accepted accounting principles (GAAP) requirements, would provide users with information that is useful in (a) evaluating the effect of potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and US GAAP. The amendment becomes effective for annual periods beginning on or after January 1, 2013.
  IAS 19 Employee Benefits (Amendment). The amendments to IAS 19 Employee Benefits, proposes major changes to the accounting for employee benefits, including the removal of the option for deferred recognition of changes in pension plan assets and liabilities (known as the “corridor approach”). The result is greater balance sheet volatility for the Company since the corridor approach has been used. In addition, these amendments will limit the changes in the net pension asset (liability) recognized in profit or loss to net interest income (expense) and service costs. Expected returns on plan assets will be replaced by a credit to income based on the corporate bond yield rate. The amendment becomes effective for annual periods beginning on or after January 1, 2013.
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

The standard is effective for annual periods beginning on or after January 1, 2015.
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

Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated Financial Statements, Joint Arrangements and Disclosure of Interest in Other Entities

The amendments clarify certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time.  The major clarifications are as follows:
  The amendment explain that the ‘date of initial application’ of IFRS 10 means the beginning of the annual reporting period in which IFRS 10 is applied for the first time.
  The amendments clarify how a reporting entity should adjust comparative period(s) retrospectively if the consolidation conclusion reached at the date of initial application under IFRS 10 is different from that under IAS 27/SIC-12.
  When the control over an investee was lost during the comparative period (e.g. as a result of disposal), the amendments confirm there is no need to adjust the comparative figures retrospectively (even though a different consolidation conclusion might have been reached under IAS 27/SIC-12 and IFRS 10).
  When a reporting entity concludes, on the basis of the requirements of IFRS 10, that it should consolidate an investee that was not previously consolidated, IFRS 10 requires the entity to apply acquisition accounting in accordance with IFRS 3 Business Combinations to measure assets, liabilities and non-controlling interests of the investee at the date when the entity obtained control of the investee (based on the requirements of IFRS10) The amendments clarify which version of IFRS should be used in different scenarios.
  The amendments provide additional transitional relief by limiting the requirement to present adjusted comparative information to the period immediately before the date of initial application. They also eliminate the requirement to present comparative information for disclosures related to unconsolidated structured entities for any period before the first annual period in which IFRS 12 is applied.
  The effective date of the amendments is the same as the effective date of IFRS 10, IFRS 11 and IFRS 12 (i.e. January 1, 2013 for calendar-year entities).
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
  Annual Improvements project to IFRSs 2009-2011 Cycle. The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards. This annual improvement includes the following standards and topics:
  IFRS 1 First-time Adoption of IFRSs – Repeated application of IFRS 1 and borrowing costs
  IAS 1 Presentation of Financial Statements – Clarification of the requirements for comparative information
  IAS 16 Property, Plant & Equipment – Classification of servicing equipment
  IAS 32 Financial Instruments: Presentation – Tax effect of distribution to holders of equity instruments
  IAS 34 Interim Financial Reporting – Interim financial reporting and segment information for total assets and liabilities.
These improvements become effective for annual periods beginning on or after January 1, 2013.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:
One customer represented $59,257 of the Company’s revenues in 2012 (2011: $88,746, 2010: $89,681). Also, in 2012 another customer represented $11,784 of the Company’s revenues.

Note 4 - Charter arrangements

The below table details the Company’s Shipping Revenues:

	2012	2011	2010
Time charter revenues	$51,437	$74,806	$70,711
Bareboat charter revenues	18,809	19,008	18,970
Voyage charter revenues	12,430
Pool revenues	14,518	6,309
Shipping Revenues	$97,194	$100,123	$89,681

The following summarizes the material terms of the Company’s charters.
As of December 31, 2012, two of the Company’s vessels are on charters subject to either time charter or bareboat charter.  All vessels that were on time charter to OSG were redelivered to the Company during 2012 as OSG did not exercise any extension options and upon agreement with OSG, the DHT Ann was redelivered by end of 2012. In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates that commenced in November 14, 2012, OSG rejected the Company’s two long-term bareboat charters with the approval of the presiding bankruptcy court. The DHT Trader (ex. Overseas London) was redelivered in December 2012 and the DHT Target was redelivered on January 15, 2013.

Time charter with Frontline Ltd.:

The DHT Eagle is on time charter to a subsidiary of Frontline which commenced in May 2011 and with expiry in May 2013. The charter rate at commencement of the charter was $32,500 per day less commission payable monthly in advance.  In December 2011, the charter was amended whereby the charter hire payable monthly shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012. The difference of $6,500 per day, to be paid in arrears with one lump sum payment in December 2012 which was paid as scheduled and a second lump sum payment at the end of the charter period in the second quarter of 2013.

Time charters commencing in 2013:

In January 2013, we entered into a time charter for the DHT Ann for a period of 12 months at a market related earnings and a time charter for the DHT Chris for a period of 9 months with the first six months at a fixed rate and the final three months at market related earnings. In February, 2013 we entered into a time charter for the DHT Cathy  at a fixed rate for a period of six to 12 months, at the charterers option.

Tankers International Pool and Aframax International Pool

Two vessels are operated in the Tankers International Pool and one vessel is operated in the Aframax International Pool. In pools, revenues allocated to the DHT vessels are based on the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities. As of December 31, 2012, $6,646 and $1,267, in accrued charter hire relates to Tankers International Pool and Aframax International Pool, respectively.

Future charter payments:

The future revenues expected to be received from the time charters and bareboat charters for the Company’s two vessels on existing charters as of the balance sheet date and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

(Dollars in thousands)
Year	Amount
2013	$9,846
Net charter payments:	$9,846

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

Deferred Shipping Revenues:

Relates to next month charter hire payment paid in advance amounting to $101 and $8,244 in 2012 and 2011, respectively and other items of $54 and $113, respectively.

Concentration of risk:

As of December 31, 2012, one of the Company’s nine vessels are chartered to OSG, one vessel is on charter to a subsidiary of Frontline, two vessels are operated in the Tankers International Pool and one vessel is operated in the Aframax International Pool. The remaining four vessels are operated in the spot market. The Company believes that this concentration of risk can be adequately monitored as Frontline is publicly traded and the Tankers International and Aframax International Pool distribute the earnings received from its diverse group of charterers to its members on an ongoing basis.   As of March 2013 the Company has no vessels on charter to OSG and no vessels in the AI pool.

Note 5 - Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and assumes all preferred shares issued on May 3, 2012 have been exchanged for common stock. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1. The weighted average shares outstanding and earnings per share have been adjusted retrospectively for the 12-for-1 reverse stock split which was effective as of the close of business July 16, 2012. The components of the calculation of basic earnings per share and diluted earnings per share (“EPS”) are as follows:

	2012	2011	2010
Net income (loss) for the period used for the EPS calculations	$(94,054)	$(40,272)	$6,377

Basic earnings per share:
Weighted average shares outstanding, basic	12,012,133	5,229,019	4,064,689

Diluted earnings per share:
Weighted average shares outstanding, basic	12,012,133	5,229,019	4,064,689
Dilutive equity awards*	-	1,138	278
Weighted average shares outstanding, dilutive	12,012,133	5,230,157	4,064,967

* As of December 31, 2012, there was no dilutive effect of any of the total of 110,002 restricted shares or the outstanding stock options.

Note 6 - Vessels and subsidiaries

The Vessels are owned by nine Marshall Islands wholly owned directly by the Company or indirectly through the wholly owned subsidiary DHT Maritime, Inc.. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. In addition the Company has one Norwegian subsidiary which performs management services for the Group. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Employment	Flag State	Year Built
Chris Tanker Corporation	DHT Chris	309,285	Time Charter	Marshall Islands	2001
Ann Tanker Corporation	DHT Ann	309,327	Time Charter	Marshall Islands	2001
Regal Unity Tanker Corporation	DHT Regal	309,966	Pool	Marshall Islands	1997
Newcastle Tanker Corporation	DHT Target	164,626	Spot	Marshall Islands	2001
London Tanker Corporation	DHT Trader	152,923	Spot	Marshall Islands	2000
Cathy Tanker Corporation	DHT Cathy	111,928	Time Charter	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie	112,045	Spot	Marshall Islands	2003
DHT Phoenix, Inc.	DHT Phoenix	307,151	Pool	Marshall Islands	1999
DHT Eagle, Inc.	DHT Eagle	309,064	Time Charter	Marshall Islands	2002
DHT Chartering, Inc.*	Venture Spirit	298,287		Hong Kong	2003

*The Venture Spirit, which was delivered to DHT on May 16, 2011, was time chartered in for a period of 16 to 18 months at a rate of $27,000 per day.  The vessel was operated in the Tankers International Pool until June 2012 and was on a voyage charter until redeliver to its owner in September 2012. The charter hire was paid monthly in advance and the charter was accounted for as an operating lease. The charter hire expense related to the Venture Spirit in 2012 was $6.9 million.

Subsidiaries dissolved during 2012
Ania Aframax Corporation**	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation**	Overseas Rebecca	94,854	Marshall Islands	1994

**The Overseas Ania and Overseas Rebecca were sold during 2012 resulting in a total loss of $2,231. The vessel subsidiaries Ania Aframax Corporation and Rebecca Tanker Corporation were dissolved in 2012.

Cost of Vessels		Depreciation and impairment**
At January 1, 2011	$531,740	At January 1, 2011	$118,996
Additions*	128,075	Depreciation expense	30,277
Disposals	-	Disposal
At December 31, 2011	659,815	Impairment	56,000
Additions***	3,818	At December 31, 2011	205,273
Disposals	(50,075)	Depreciation expense	31,944
At December 31, 2012	613,558	Disposal	(34,182)
		Impairment	100,500
		At December 31, 2012	303,535

Carrying amount
At December 31, 2011	454,542
At December 31, 2012	310,023

*The additions in 2011 relate primarily to the acquisition of the DHT Phoenix for $55,134 and the DHT Eagle for $67,123. The acquisitions were accounted for as acquisitions of assets.
**Accumulated numbers.
***Relates to drydockings of vessels

As of December 31, 2012, accumulated depreciation for the nine vessels owned by the Company on December 31, 2012 amounted to $147,035 and total impairment charges amounted to $156,500.

Depreciation:

Commencing with the third quarter of 2012, we have assumed an estimated useful life of 20 years for our vessels, down from 25 years, as the Company believes this is a more reasonable estimate of useful life for our vessels in the current market environment. The vessels are being depreciated over periods ranging from 13 to 20 years, which represent the vessels’ remaining useful life. Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $300 per ton.

Impairment:

During the year, the Company carried out a review of the recoverable amount of its vessels. A vessel’s recoverable amount is the higher of the vessel’s fair value less cost to sell and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed impairment tests using the “value in use” method each quarter in 2012.  Each of the Company’s vessels have been viewed a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective.

During the third quarter of 2012, the Company adjusted the carrying value of its fleet through a non-cash impairment charge of $92.5 million in connection with the continued weak tanker market and following OSG’s announcement regarding its solvency and anticipation of OSG’s rejection of the long-term bareboat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London).  The impairment test was performed using an estimated weighted average cost of capital, or “WACC,” of 8.39% (2011: 8.47%). As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The main changes from previous impairment tests was that we assumed an estimated useful life of 20 years, down from 25 years and a reassessment of the long-term bareboat charters with OSG due to the announcement by OSG regarding its solvency.

As a result of the continued decline in charter rates and vessel values during the fourth quarter of 2012, we performed an impairment test using the value in use method as of December 31, 2012.  The impairment test resulted in an impairment charge during that quarter of $8.0 million. This impairment charge related to a single vessel, the DHT Regal, which we have taken exploratory steps to sell and  reflected the difference between the carrying value of the vessel as of December 31, 2012 and our estimate of the vessel’s fair market value less cost to sell at that time. The rates used for the impairment testing are as follows:  a) the estimated current one-year time charter rate for the first three years and b) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter. The charter rates used for the impairment test as of December 31, 2012 were for the first three years $21,000 per day, $17,000 per day and $14,000 per day, for VLCC, Suezmax and Aframax, respectively. Thereafter the charter rates used were $41,419 per day, $30,787 per day and $23,069 per day, for VLCC, Suezmax and Aframax, respectively. For vessels on charter the Company has assumed the contractual rate for the remaining term of the charter. If the estimated WACC had been 1% higher, the impairment charge for the fourth quarter would have been unchanged.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $18.3 million higher. Also, had we used the one- and three-year historical average one-year time charter rates instead, the impairment charge for the fourth quarter of 2012 would have been $127.2 million and $47.3 million higher, respectively.  Historical averages for periods five years and longer would not have resulted in any additional impairment charge.

In 2011, the impairment test performed resulted in an impairment charge of $56.0 million. The impairment test was performed using an estimated WACC of 8.47%. If the estimated WACC had been 9.47%, the impairment charge would have been $63.3 million. If the estimated future cash flows had been 10% lower, the impairment charge would have been $68.2 million.

Pledged assets:

Seven of the Company’s vessels have been pledged as collateral under the debt agreement with The Royal Bank of Scotland (“RBS”). One vessel has been pledged as collateral under the debt agreement with DNB and one vessel has been pledged as collateral under the debt agreement with DVB.

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

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2012	2011
Accounts payable	$2,212	$210
Accrued interest	506	1,331
Accrued vessel expenses	38	1,548
Accrued voyage expenses	860
Accrued employee compensation	1,704	1,225
Other	879	929
Total accounts payable and accrued expenses	$6,199	$5,243

Note 8 - Financial instruments
(Dollars in thousands)

Classes of financial instruments

	Carrying amount
Financial assets	2012	2011
Cash and short term deposits*	$71,303	$42,624
Trade and other receivables	13,874	5,021
Total	$85,177	$47,645

*Cash and short term deposits include $315 in restricted cash in 2012 and $322 in 2011, including employee withholding.

Financial liabilities	2012	2011
Accounts payables and accrued expenses	$6,199	$5,243
Derivative financial instruments, current	772	3,422
Current portion long term debt	9,000	16,938
Derivative financial instruments, non-current	-	178
Long term interest bearing debt	202,637	263,632
Total financial liabilities	$218,608	$289,413

Categories of financial instruments

	Carrying amount
Financial assets	2012	2011
Cash and Bank balances	$71,303	$42,624
Loans and receivables	13,874	5,021
Total	$85,177	$47,645

Financial liabilities	2012	2011
Fair value through profit or loss	$772	$3,600
Financial liabilities at amortized cost	217,836	285,813
	$218,608	$289,413

Fair value of financial instruments:

It is assumed that fair value of financial instruments is equal to the nominal amount for all financial assets and liabilities except with regards to the RBS Credit Facility. With regards to trade receivables the credit risk is not viewed as significant. The long term debt with DNB and DVB is floating rate debt with terms and conditions considered to be according to market terms and no material change in credit risk, consequently it is assumed that carrying value has no material deviation from fair value. With regards to the RBS Credit Facility the notional value as of the loan was $169,575 and $224,000 as of December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012 the margin above Libor payable on the RBS Credit Facility was 0.70% with regards to $140,279 and 0.85% with regards to $29,296.  As of December 31, 2011 the margin above Libor was 0.70% with regards to $170,000 and 0.85% with regards to $54,000. Assuming a margin above Libor of 3.50% for the remaining life of the loan, we have estimated the fair market value of the RBS Credit Facility to be $151,766 as of December 31, 2012 and $199,951 as of December 31, 2011.

Measurement of fair value:

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.

Derivatives - Interest rate swaps

		Notional amount		Fair value
	Expires	2012	2011	2012	2011
Swap pays 5.95%, receive floating	Jan. 18, 2013	$65,000	$65,000	$(771)	$(3,600)
Carrying amount				$(771)	$(3,600)

Hedge accounting

The Company discontinued hedge accounting prospectively from January 1, 2009. Since the forecasted transactions that have been hedged are still expected to occur (i.e. interest payments), the cumulative loss on the hedging instrument as of December 31, 2008 remained in other comprehensive income and are reversed and recognized as interest expense as the associated interest payments occur.  In line with quarterly payments of interest, a part of the remaining equity element is reclassified through profit and loss. In 2012 an expense of $756 (2011; $1,739, 2010; $11,868) was reclassified from other comprehensive income through profit and loss, of which $0 (2011; $0, 2010; $3,710) related to the early termination of interest swaps. The income tax effect was zero for all periods. Remaining cumulative loss as of December 31, 2012 of $0 (2011; $756, 2010; $ 2,495) has been reclassified from other comprehensive income to profit and loss in line with quarterly interest payments until the swap expired.

Interest bearing debt

		Remaining notional	Carrying amount
	Interest		2012	2011
RBS, Tranche 1	LIBOR + 0.70%	140,279	139,836	169,504
RBS, Tranche 2	LIBOR + 0.85%	29,296	29,203	53,842
DVB	LIBOR + 3.00%*	18,359	18,114	25,334
DNB	LIBOR + 2.75%**	24,750	24,484	31,890
Total carrying amount		212,684	211,637	280,570

*Margin of 3.00% applies until December 31, 2014. Margin of 2.75% from January 1, 2015.
**Margin of 2.75% applies until December 31, 2014. Margin of 2.50% from January 1, 2015.

RBS tranche 1 and tranche 2 are both tranches under the same secured credit facility between DHT Maritime, Inc. and RBS. Interest on all our credit facilities is payable quarterly in arrears.

The credit facilities are principally secured by the first priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower, insurances and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of  the borrowers’ bank account balances.

The credit facility with RBS provides that DHT Maritime, Inc. may not pay dividends 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2) there is a continuing default under the credit facility or 3) the payment of the dividend would result in a default or breach of a loan covenant. The credit facility agreement also contains a financial covenant requiring that all times charter-free market value of the vessels that secure the obligations under the credit facility be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps. In order to stay in compliance with this covenant, the Company made total prepayments of $37,100 in 2012 and will make a further prepayment of $9,000 in the first quarter of 2013. In 2011 and 2010, the Company made prepayments of $42,000 and $28,000, respectively. In connection with the sale of two vessels in the second quarter of 2012, we made total payments under the RBS Credit Facility of $17,300. Subsequent to the $9,000 repayment due in the first quarter of 2013, the credit facility with RBS is repayable with $7,150 in January 2016 followed by 5 quarterly installments of $9,075 and a final payment of $108,050 in July 2017.

The credit agreements with DNB and DVB require that at all times the charter-free market value of the vessel that secure the obligations under each of the credit facilities be no less than 120% of the outstanding under the respective loans until December 31, 2014 and 130% thereafter. These two credit facilities are guaranteed by the Company and contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. See note 9 for further details about the covenants. Subsequent to an amendment to the DHT Phoenix Credit Facility entered into on March 7, 2012, the facility is payable in 4 quarterly installments of $609 commencing in the first quarter of 2015 and a final payment of $15,922 in March 2016. Subsequent to an amendment to the DHT Eagle Credit Facility entered into on March 7, 2012, the facility is payable in 4 quarterly installments of $625 commencing in the first quarter of 2015 and a final payment of $22,250 in February 2016.

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

a) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has entered into interest rate swaps which currently covers part of the long-term debt until January 18, 2013, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long term debt. For floating rate long term debt, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.
  2012: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:
  profit for the year ended 31 December 2012 would decrease/increase by $738.
  other comprehensive income would not be affected.
  2011: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:
  profit for the year ended 31 December 2011 would decrease/increase by $1,183.
  other comprehensive income would not be affected.
  2010: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:
  profit for the year ended 31 December 2010 would decrease/increase by $608.
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

Credit risks related to receivables: For part of 2012, nine of the Company’s vessels were chartered to wholly-owned subsidiaries of OSG, one vessel was on charter to a wholly owned subsidiary of Frontline and two vessels were operated in the Tankers International Pool.  OSG and Frontline guarantee the subsidiaries’ payments under the charter agreements. All vessels that were on time charter to OSG were redelivered during 2012 as OSG did not exercise any extension options and upon agreement with OSG, the DHT Ann was redelivered by end of 2012. In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates that commenced on November 14, 2012, OSG rejected the Company’s two long-term bareboat charters with the approval of the presiding bankruptcy court. The DHT Trader (ex. Overseas London) was redelivered in December 2012 and the DHT Target was redelivered on January 15, 2013.  DHT will have a claim against the OSG bankruptcy estate related to the rejection of the bareboat charters. See note 15 for further discussion.

In January 2013, we entered into a time charter for the DHT Ann for a period of 12 months at a market related earnings and a time charter for the DHT Chris for a period of nine months with the first six months at a fixed rate and the final three months at market related earnings.  In February 2013, we entered into a time charter for the DHT Cathy at a fixed rate for a period of six to 12 months at the charterers option. Time charter hire is paid to DHT monthly in advance and the Tankers International Pool and Aframax International Pool distributes cash on an ongoing basis.

Credit risk related to cash and cash equivalents: The Company seeks to diversify credit risks on cash by holding cash in three financial institutions, DNB, Nordea and RBS. The Company’s counterparty for its interest rate swap is RBS.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2012	2011
Cash and cash equivalents	$71,303	$42,624
Accounts receivables	13,874	5,021
Maximum credit exposure	$85,177	$47,645

Liquidity risk

The Company manages its risk to a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire, voyage revenues and vessel operating expenses.  Our credit agreements contain financial covenants requiring that at all times the borrowings under the credit facilities plus the actual or notional cost of terminating any of their interest rates swaps not exceed a certain percentage of the charter-free market value of the vessels that secure each of the credit facilities. Vessel values are volatile and in order to stay in compliance with these covenants we made total prepayments of $37.1 million in 2012 under the RBS credit facility.  We will make a further prepayment of $9.0 million in the first quarter of 2013. Further decline in vessels values could result in further prepayments under the Company’s credit facilities.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2012 (and spot rate at December 31, 2011 for comparatives) is used as a basis for preparation.

Year ended December 31, 2012
(Dollars in thousands)		2 to 5	More than
	1 year	years	5 years	Total
Interest bearing loans	$12,029	$211,886	—	$223,915
Interest rate swaps	771	—	—	771
	$12,800	$211,886	—	$224,686

Year ended December 31, 2011
(Dollars in thousands)		2 to 5	More than
	1 year	years	5 years	Total
Interest bearing loans	$21,087	$153,243	$127,128	$301,458
Interest rate swaps	3,868	48	—	3,916
Operating leases	6,993	—	—	6,993
	$31,948	$153,291	$127,128	$312,367

Capital management

A key objective in relation to capital management is to ensure that the Company maintains a strong capital structure in order to support its business. The Company evaluates its capital structure in light of current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust or eliminate the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt. The Company is of the view that it met its capital management objectives during 2012.

The Company is within its financial covenants stipulated in its credit agreements.

Credit Agreement with RBS

The credit agreement between DHT Maritime and RBS contains a financial covenant requiring that at all times charter-free market value of the vessels that secure the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters. As part of its capital management, the Company evaluates the charter-free market value of its vessels relative to its obligations under the credit agreement. In 2012, DHT Maritime made prepayments totaling $37,100 under its credit facility with RBS and will make a further prepayment of $9,000 in the first quarter of 2013 in order to remain in compliance with the 120% minimum value covenant. The RBS credit facility also provides that DHT Maritime, Inc. may not pay dividends to its parent DHT Holdings, Inc. 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2)  there is a continuing default under the credit facility or 3)  the payment of the dividend would result in a default or breach of a loan covenant.  DHT Holdings, Inc.’s ability to pay dividends is not restricted by the financial covenants stipulated in the credit agreement between DHT Maritime, Inc. and RBS.

Credit Agreements with DNB and DVB

The credit facilites with DNB and DVB are secured by, among other things, a first priority mortgage on the vessels financed by the credit agreements, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances, a first priority pledge of all the issued shares of the borrower and a guarantee and indemnity granted by DHT Holdings. The credit facilities contain covenants that inter alia prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person.

The credit facilities also contain a covenant requiring that at all times through December 31, 2014 the charter-free market value of the vessel that secure the borrowers’ obligations under the credit facility be no less than 120% of the borrowings under the credit facility and 130% from January 1, 2015.

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

Note 10 - Stockholders’ equity and dividend payment

At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective as of close of business on July 16, 2012.

Stockholders’ equity:

	Common stock	Preferred stock
Issued at December 31, 2011	5,370,897	—
New shares issued	2,523,812	442,666
Preferred stock exchanged for common stock*	1,246,168	(73,304)
Issued at December 31, 2012	9,140,877	369,362
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at December 31, 2012	30,000,000	1,000,000

*The preferred stock are exchangeable into common stock at any time at the option of the shareholders and mandatorily exchangeable into common stock in June 2013.

All issued shares are fully paid. The issue cost related to the issue of 2,503,200 shares of common stock and 442,666 shares of preferred stock in 2012 totaled $4,056.

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The common shares outstanding reflect the 12-for-1 reverse split effective as of close of business on July 16, 2012.

Preferred stock:

Terms and rights of preferred shares will be established by the board when or if such shares would be issued. Under the terms of the backstopped equity offering that closed in May 2012, 442,666 shares of Series A Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company. With respect to dividend rights and rights upon liquidation, winding-up or dissolution, the Series A Participating Preferred Stock ranks (i) senior to the Company’s common stock and to each other class or series of capital stock established after the issue date of May 1, 2012, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series A Participating Preferred Stock as to dividend rights or rights upon liquidation, winding-up or dissolution; (ii) pari passu  with any class or series of capital stock that ranks equally with the Series A Participating Preferred Stock with respect to both the payment of dividends (whether cumulative or non-cumulative) and the distribution of assets upon a liquidation, winding-up or dissolution, including other series of Series A Participating Preferred Stock that may be issued from time to time; and (iii) junior to classes or series of capital stock established after May 1, 2012, the terms of which expressly provide for ranking that is senior to the Series A Participating Preferred Stock as to dividend rights or rights upon liquidation, winding-up or dissolution and all other series of preferred stock other than as mentioned in (i) and (ii) above.

The Series A Participating Preferred Stock participates with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series A Participating Preferred Stock being deemed to be equal to, after adjusting for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012, (i) 14.1667 shares of common stock (for periods prior to January 1, 2013) and (ii) 12.5000 shares of common stock (for periods commencing January 1, 2013), in each case subject to further adjustment.

After adjusting for the above mentioned 12-for-1 reverse stock split, one share of issued and outstanding Series A Participating Preferred Stock is deemed equal to 16.6667 shares of common stock (the “Participation Factor”), subject to further adjustment, for purposes of voting rights and determining liquidation preference amounts in certain instances of the Series A Participating Preferred Stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock may choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of common stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment. After June 30, 2012, all issued and outstanding shares of Series A Participating Preferred Stock will be mandatorily exchanged into shares of common stock at 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment.

The full terms of the Series A Participating Preferred Stock are governed by a Certificate of Designation attached as Exhibit 3.1 to the Report on 6-K filed with the SEC on May 3, 2012, which is incorporated by reference to the annual report.

Dividend payment:

Dividend payment as of December 31, 2012:

Payment date:	Total payment		Per share
February 15, 2012	$ 1.9 million		$0.36	***
May 23, 2012	$ 3.4 million	*	$0.24	***
August 16, 2012	$ 3.4 million	*	$0.24
November 12, 2012	$ 0.3 million	**	$0.02
Total payment as of December 31, 2012:	$ 9.0 million		$0.86
*total payment on August 16 and May 23, 2012 includes $3.40 per preferred share.
**total payment on November 12, 2012 includes $0.28 per preferred share.
***adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Dividend payment as of December 31, 2011:

Payment date:	Total payment	Per share*
February 11, 2011	$ 4.9 million	$1.20
May 9, 2011	$ 6.4 million	$1.20
August 4, 2011	$ 6.4 million	$1.20
November 16, 2011	$ 1.9 million	$0.36
Total payment as of December 31, 2011:	$ 19.7 million	$3.96
*adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Dividend payment 2010:

Payment date:	Total payment	Per share*
June 8, 2010	$ 4.9 million	$1.20
September 17, 2010	$ 4.9 million	$1.20
November 22, 2010	$ 4.9 million	$1.20
Total payment in 2010:	$ 14.7 million	$3.60
*adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

On January 29, 2013, DHT announced that it would pay a dividend of $0.02 per common share and $0.28 per preferred share on February 19, 2013 to shareholders of record as of February 11, 2013. This will result in a total dividend payment of $0.3 million.

Note 11 - General & Administrative Expenses

General and Administrative Expenses:

	2012	2011	2010
Total Compensation to Employees and Directors	$6,930	$5,680	$3,848
Office and Administrative Expenses	1,892	1,644	1,418
Audit, Legal and Consultancy	966	1,828	2,603
Total General and Administrative Expenses	$9,788	$9,152	$7,869

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

Restricted shares:

Restricted shares can neither be transferred nor assigned by the participant.

Vesting conditions:
Awards issued vest subject to continued employment/office. The awards have graded vesting. For some of the awards there is an additional vesting condition requiring certain market conditions to be met. The market condition requires a minimum total shareholders return over the vesting period relative to a peer group.

The Plan may allow for different criteria for new grants.

All number of shares and share values below have been adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Stock compensation series:

	Number of shares/ options	Vesting Period	Fair value at grant date
(1) Granted Oct 2005, restricted shares	521	4 years	144.00
(2) Granted Oct 2005, stock options *	5,787	3 years	144.00
(3) Granted May 2006, restricted shares	250	5 months	153.48
(4) Granted Nov 2006, restricted shares	2,937	1-2, 5 years	165.48
(5) Granted May 2007, restricted shares	3,355	1-3 years	191.88
(6) Granted May 2008, restricted shares	5,557	1-3 years	127.20
(7) Granted May 2009, restricted shares	18,395	1-3 years	51.12
(8) Granted May 2010, restricted shares	10,610	1-3 years	52.32
(9) Granted Sept. 2010, restricted shares	25,000	1-3 years	47.40
(10) Granted Dec 2010 , restricted shares	1,667	1-3 years	53.40
(11) Granted March 2011, restricted shares	1,894	1-3 years	52.32
(12) Granted Sept. 2011, restricted shares	45,833	1-3 years	43.92
(13) Granted March 2012, restricted shares	45,833	1-3 years	13.80

*The stock options in item (2) above expire 10 years from grant date. Exercise price is $144.00 after adjusting for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2102. All stock options in item 2 above could be exercised at December 31, 2011 and 2012. 555 of the restricted shares in item 10 above could be exercised as of December 31, 2012. No other restricted shares had vested as of December 31, 2012.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options
Outstanding at Jan 1, 2010	26,024	965
Granted	37,277	—
Exercised/ Vested	13,805	—
Forfeited	4,239	—
Outstanding at Dec 31, 2010	45,257	965

Granted	47,727	—
Exercised/ Vested	8,082	—
Forfeited	1,516	—
Outstanding at Dec 31, 2011	83,387	965

Granted	45,833	—
Exercised/ Vested	17,702	—
Forfeited	2,071	—
Outstanding at Dec 31, 2012	109,447	965

	2012	2011	2010
Expense recognised from stock compensation	887	897	913

The fair value on the vesting date for shares that vested in 2012 was $8.22 for 556 shares, $13.56 for 2,778 shares, $24 for 2,424 shares and $7.75 for 9,167 shares. No payment was made for the vested shares by the employees and directors and were settled with shares of common stock. The weighted average contractual life for the outstanding stock compensation series was 1.21 years of December 31, 2012.

Valuation of Stock Compensation:

In March 2012 and September 2011, a total of 91,667 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions, of which 55,000 shares vest based on continued employment or office, as applicable, and 36,667 shares vest based on continued employment or office, as applicable, and market conditions. The calculated fair value at grant date was 82.2% and 42.5%, respectively, of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33%, based on historical volatility as well as assumed future dividends. For restricted stock granted in September 2010, that vest due to continued employment or office, as applicable, and market conditions, the calculated fair value at grant date was 31.5% for 12,500 shares and 40% for 12,500 shares of the share price at grant date calculated using the option pricing model including estimated volatility of 37.5% as well as assumed future dividends.. For restricted stock granted in May 2010 that vest due to continued employment or office, as applicable, and market conditions, the calculated fair value at grant date was valued 62% using a Monte Carlo simulation.

Compensation of Executives and Directors:

Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2012	2011	2010
Cash Compensation	$3,710	$2,283	$2,853
Pension cost	201	266	82
Share compensation	887	897	913
Total remuneration	$4,798	$3,446	$3,848

Shares held by executives and directors:

	2012	2011	2010
Executive Directors
as a group*	324,293	151,042	100,591

*Includes 109,447 (2011: 83,387, 2010: 45,257) shares of restricted stock subject to vesting conditions.

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

On March 11, 2010, the Company announced that Ole Jacob Diesen, the CEO, would step down as CEO on March 31, 2010.  Mr. Diesen continued to work with the Company as a consultant until September 30, 2010. Total cost related to the departure of Mr. Diesen was $900 plus a total of 13,309 shares on an adjusted basis for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2102).  The Company has no further obligations towards Mr. Diesen.

From September 1, 2010, DHT Management AS, a wholly owned subsidiary of the Company, has rented the offices from Munthe & Harfjeld AS, a company owned 50% each by Svein Moxnes Harfjeld, CEO and Trygve Munthe, President on estimated market terms. From January 1, 2011, DHT Management AS has entered into a rental contract directly with the landlord. Payments made by DHT Management AS to Munthe & Harfjeld AS in connection with the rental contract totaled $174 for 2010 and $19 for 2011.

Mr. Einar Michael Steimler, a director of the Company, was chairman of Tanker (UK) Agencies, the commercial agent to the Tankers International Pool until December 31, 2011.

Further, DHT has issued certain guarantees for certain of its subsidiaries. This mainly relates to the credit facilities with DNB and DVB which are guaranteed by DHT.

Note 13 – Pensions

The Company is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The company’s pension schemes satisfy the requirements of this law and comprises a closed defined benefit scheme and a contribution scheme. At the end of the year, there were 7 participants in the benefit plan and 2 in the contribution plan. With regards to the contribution plan, an expense of $6 was recognized in the income statement for 2010 and no expense was recognized for 2011 and 2012.

Defined benefit pension

The Company established a defined benefit plan for qualifying employees in 2010. Under the plan, the employees, from the age 65, are entitled to 70% of the base salary at retirement date. Parts of the pension are covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

For accounting purposes it is assumed that the pension benefits are accrued linearly. Parts of unrealized gains and losses resulting from changes in actuarial assumptions that exceed a defined corridor are distributed over the estimated remaining average vesting period. (“The corridor method”). The corridor is defined as 10% of the more significant of the gross pension liability and the gross plan asset. The corridor method will not be applicable starting from 1 January 2013, and after this amendment actuarial gains and losses have to be reflected in the period in which they occur in the statement of comprehensive income.

Calculation of this year's pension costs:	2012	2011	2010
(Dollars in thousands)
Current service cost	318	218	51
Interest charge on accrued pension liabilities	10	2	0
Expected return on pension funds	(5)	(1)	0
Administration costs	0	0	0
Actuarial gains/losses recognised in the income statement	8	0	0
Effect of plan changes recognised in the income statement	0	0	0
Expensed social security tax	0	0	0
Pension costs for the year	331	218	51

The amounts recognised in the statement of financial position at the reporting date are as follows:

	2012	2011	2010
(Dollars in thousands)
Present value of the defined benefit obligation	431	358	51
Fair value of plan assets	377	187	0
Net pension obligation	54	172	51
Unrecognised actuarial losses	(4)	(181)	0
Net balance sheet recorded pension liability December 31	50	(9)	51

	2012	2011	2010
(Dollars in thousands)
Change in gross pension obligation:
Gross obligation January 1	386	51	0
Current service cost	318	218	51
Interest charge on pension liabilities	10	2	0
Actuarial loss/gain	(251)	144	0
Payroll tax	(34)	(35)	0
Exchange differences	2	(22)	0
Gross pension obligation December 31	431	358	51

	2012	2011	2010
(Dollars in thousands)
Change in gross pension assets:
Fair value plan asset	201	0	0
Expected return on pension assets	5	1	0
Premium payments	240	247	0
Actuarial gains/losses	(77)	(49)	0
Exchange differences	8	(13)	0
Fair value plan assets December 31	377	187	0

The Company expects to contribute $216 to its defined benefit pension plan in 2013.

Assumptions	2012	2011	2010
Discount rate	3.90%	2.60%	4.00%
Yield on pension assets	3.90%	4.10%	5.40%
Wage growth	3.50%	3.50%	4.00%
G regulation*	3.25%	3.25%	3.75%
Pension adjustment	0.20%	0.10%	1.30%
Average remaining service period	16	18	17

*Increase of social security base amount (“G”) as per Norwegian regulations.

Note 14 – Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway, and the tax effects are disclosed below.

Specification of income tax:
(Dollars in thousands)	2012	2011	2010
Income tax payable	$181	$170	$33
Change in deferred tax	(20)	11	1
Total income tax expense	$161	$181	$34

Specification of temporary differences and deferred tax:
(Dollars in thousands)	31. Dec 2012	31. Dec 2011	31. Dec 2010
Property, plant and equipment	$(23)	$43	$4
Total basis for deferred tax	(23)	43	4
Deferred tax liability (28%) 1)	$(6)	$12	$1
1) Due to materiality, not recognised on a separate line in the balance sheet

Reconciliation of effective tax rate:
(Dollars in thousands)	2012	2011	2010
Profit before income tax	$(93,892)	$(40,091)	$6,411
Expected income tax assessed at the tax rate for the Parent company (0%)	—	—	—
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 28% income tax	161	181	34
Total income tax expense	$161	$181	$34

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

Note 16 - Condensed Financial Information of DHT Holdings, Inc. (parent company only)

SEC Rule 5-04 Schedule I of Regulation S-X requires DHT to disclose condensed financial statements of the parent company when the restricted net assets of consolidated subsidiaries exceeds 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2012, 2011 and 2010.  However, the condensed financial statements of the parent company for the years 2010 and 2011 were omitted from the Company’s previously reported financial statements. Therefore, the Company has revised its presentation by including the disclosure of comparative periods in the condensed financial statements of the parent company (as shown below) as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

DHT Holdings, Inc.
Condensed Financial Statements

(Dollars in thousands)

FINANCIAL POSITION

ASSETS	December 31, 2012	December 31, 2011
Current assets
Cash and cash equivalents	$59,500	$24,771
Accounts receivable and prepaid expenses	186	146
Deposit for vessel acquisition
Amounts due from related parties	94	426
Total current assets	$59,780	$25,343

Vessels
Investments in subsidiaries	63,525	115,542
Loan to subsidiaries	84,463	70,648
Total non-current assets	$147,988	$186,190

Total assets	$207,768	$211,532

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	254	489
Amounts due to related parties	2,881
Total current liabilities	$3,136	$489

Total liabilities	3,136	489

Stockholders’ equity
Stock	95	54
Paid-in additional capital	335,783	258,993
Retained earnings/(deficit)	(131,247)	(48,004)
Total stockholders equity	$204,632	$211,043

Total liabilities and stockholders’ equity	$207,768	$211,532

INCOME STATEMENT
	2012	2011	2010
	Jan. 1 - Dec. 31 2012	Jan. 1 - Dec. 31 2011	Jan. 1 - Dec. 31 2010

Revenues	$4,820	$4,680	$-
Impairment charge	(73,481)	(37,761)	(49,135)
Dividend income	-	5,900	75,500
General and administrative expense	(10,396)	(9,639)	(5,575)
Operating (loss)/income	$(79,057)	$(36,820)	$20,790

Interest income	4,619	2,609	106
Other Financial income/(expenses)	234	(241)	(1)
Profit / (loss)	$(74,204)	$(34,452)	$20,895

Basic net income/(loss) per share	(6.18)	(6.59)	5.13
Diluted net income/(loss) per share	(6.18)	(6.59)	5.13

Weighted average number of shares (basic)	12,012,133	5,229,019	4,076,830
Weighted average number of shares (diluted)	12,012,133	5,230,157	4,076,830

CASH FLOW
	2012	2011	2010
	Jan. 1 - Dec. 31, 2012	Jan. 1 - Dec. 31, 2011	Jan. 1 - Dec. 31 2010

Cash Flows from Operating Activities:
Net income	$(74,204)	$(34,452)	$20,895
Items included in net income not affecting cash flows:
Deferred compensation related to options and restricted stock	887	897	513
Impairment charge	73,481	37,761	49,135
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(40)	(142)	(4)
Amounts due from related parties	332	(426)	-
Accounts payable and accrued expenses	(234)	485	4
Amounts due to related parties	2,881	(1,864)	1,864
Net cash provided by operating activities	$3,104	$2,259	$72,407

Cash flows from Investing Activities
Vessel acqusition deposits	-	5,500	(5,500)
Investments in subsidiaries	(21,464)	(12,200)	(76)
Loan to subsidiaries	(13,816)	(70,648)
Investment in vessels	-	99	(99)
Net cash provided by/(used) in financing activities	$(35,280)	$(77,249)	$(5,675)

Cash flows from Financing Activities
Issuance of stock	75,944	67,476
Cash dividends paid	(9,040)	(19,706)	(14,741)
Net cash provided by/(used) in financing activities	$66,905	$47,770	$(14,741)

Net increase/(decrease) in cash and cash equivalents	34,729	(27,220)	51,991
Cash and cash equivalents at beginning of period	24,771	51,991
Cash and cash equivalents at end of period	$59,500	$24,771	$51,991

In the condensed financial statement of parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment.  An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

Dividends from subsidiaries are recognized when they are authorized.  During the years ended December 31, 2011 and 2010, the parent company recorded dividend income from its subsidiaries of $5,900 and $75,500, respectrively.  The parent company has not recorded any dividend income from its subsidiaries for the year ended December 31, 2012.

The credit facility for DHT Maritime, Inc., a subsidiary of the parent company, had restrictions on the ability to transfer funds to the registrants in the form of dividends of any kind.  The restricted net assets amounted to $61,854, $108,552 and $140,616 as of December 31, 2012, 2011 and 2010, respectively.

During the years ended December 31, 2011 and 2012, the parent company was a guarantor of the loans held by DHT Phoenix, Inc. and DHT Eagle, Inc. as described in the Note 9.

Note 17 - Events after the balance sheet date

Dividend

On January 29, 2013, DHT announced that it would pay a dividend of $0.02 per common share and $0.28 per preferred share on February 19, 2013 to shareholders of record as of February 11, 2013. This will result in a total dividend payment of $0.3 million.

On April 29, 2013, DHT announced that it would pay a dividend of $0.02 per common share and $0.25 per preferred share on May 23, 2013 to shareholders of record as of May 14, 2013. This will result in a total dividend payment of $0.3 million.

Approval of financial statements

The financial statements were approved by the board of directors and authorized for issue on April 29, 2013.

Restricted Shares

In March 2013, a total of 278,000 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions.  The shares vest in two equal amounts in September 2013 and March 2014 subject to continued employment or office.  Also, in April 2013, a total of 44,341 shares related to prior awards vested and were issued.

OSG Claim

On November 14, 2012, OSG and certain of its affiliates filed bankruptcy petitions under chapter 11 of title 11 of the United States Code (“chapter 11”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On December 6, 2012, OSG and its affiliated debtors filed motions to reject the bareboat charters for our two Suezmax vessels, Overseas Newcastle (now DHT Target) and Overseas London (now DHT Trader).  The Bankruptcy Court approved the rejection motions and the vessels were redelivered to us and the charters terminated on December 22, 2012 and January 15, 2013, respectively.

DHT held claims against two OSG subsidiaries, Alpha Suezmax Corporation (“Alpha”) and Dignity Chartering Corporation (“Dignity”), for damages arising from the rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London, respectively, and against OSG on account of its guarantees of the obligations of Alpha and Dignity, respectively, under each of the bareboat charter agreements (collectively, the “Claims”).  In March 2013, DHT entered into assignment agreements with a third party whereby DHT agreed to sell an undivided 100% interest in DHT’s right to and title and interest in the Claims at a purchase price equal to 33.25% of the amount of the Claim to be ultimately allowed by the Bankruptcy Court.  DHT received an initial payment of $6.9 million and will receive a final payment when the Claims are allowed by the Bankruptcy Court.

In March 2013, DHT Holdings filed proofs of the Claims in the Bankruptcy Court in an aggregate amount of approximately $51.8 million plus attorneys’ fees.

RBS Credit Agreement

On April 29, 2013, we entered into an agreement to amend and restate our secured credit agreement with RBS whereby, upon satisfaction of certain conditions, including (i) the prepayment of $25.0 million, (ii) the payment of an amendment fee and (iii) the provision of an unconditional parent guarantee by DHT Holdings to guarantee the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility removes, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the credit facility.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility will bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the first quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis) towards prepayment of the loan, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7.5 million for each such quarter.  Under the terms of the parent guarantee, DHT Holdings is required to maintain unencumbered cash and cash equivalents for itself and its subsidiaries (on a consolidated basis) of no less than $20 million at all times and will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.

Sale of DHT Regal

During the first quarter 2013 DHT entered into an agreement to sell the DHT Regal for $23.0 million.  The vessel was delivered to the buyers on April 29, 2013 and as of March 31, 2013, the vessel has been classified as “Asset held for sale”.  A loss of $0.6 million in connection with the sale has been recorded in the first quarter 2013.  The net proceeds from the sale will be used to reduce the outstanding debt under the RBS credit facility and $22.3 million has been recorded as current portion of long term debt as of March 31, 2013.