Form 20-F
period 2013-12-31
DHT Holdings, Inc.
filed 2014-03-03
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

29,040,974 shares of common stock, par value $0.01 per share and 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued by the
U.S. GAAP ☐	International Accounting Standards Board ☒	Other ☐

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

PART I

PART II

PART III

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “company”, “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares and references to DHT Holdings, Inc., “Series A Participating Preferred Stock” is to our Series A Participating Preferred Stock, par value $0.01 per share and “Series B Participating Preferred Stock” is to our Series B Participating Preferred Stock, par value $0.01 per share.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., a wholly-owned subsidiary of DHT Holdings.  Our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

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

interim survey
An inspection of a vessel by classification society surveyors that must be completed at least once during each five year period. Interim surveys performed after a vessel has reached the age of 15 years require a vessel to be drydocked.

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

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2013, 2012, 2011, 2010 and 2009.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except per share data and fleet data)
Statement of operations data:
Shipping revenues	$87,012	$97,194	$100,123	$89,681	$102,576
Voyage expenses	25,400	10,822	1,286	-	-
Total operating expenses (1)	60,605	175,876	132,391	66,482	61,384
Operating income	1,007	(89,504)	(33,554)	23,199	41,192
Net income / (loss) after tax	(4,126)	(94,054)	(40,272)	6,377	16,846
Net income per share – basic and diluted (2)	$(0.24)	$(7.83)	$(7.70)	$1.57	$4.36
Balance sheet data (at end of year):
Vessels	263,142	310,023	454,542	412,744	441,036
Total assets	446,599	399,759	504,557	480,855	517,971
Total current liabilities	5,800	16,125	33,959	15,602	25,927
Total non-current liabilities	156,046	202,637	264,150	268,912	300,120
Common stock	290	91	54	41	41
Total stockholders’ equity	284,753	180,997	206,448	196,341	191,924
Weighted average number of shares (basic) (2)	17,541,310	12,012,133	5,229,019	4,064,689	3,860,117
Weighted average number of shares (diluted) (2)	17,555,110	12,012,133	5,230,157	4,064,967	3,860,117
Dividends declared per share (3)	$0.08	$0.86	$3.96	$3.60	$6.60
Cash flow data:
Net cash provided by operating activities	23,902	21,192	44,331	34,266	54,604
Net cash (used in) investing activities	(16,945)	9,820	(123,204)	(5,620)	(5,411)
Net cash provided by/(used in) financing activities	47,806	(2,333)	62,926	(42,741)	(35,549)
Fleet data:
Number of tankers owned and chartered in (at end of period)	8	9	12	9	9
Revenue days (4)	2,986	3,772	3,949	3,229	3,138

(1)
2012 and 2011 include a non-cash impairment charge of $100.5 million and $56.0 million, respectively, and 2013 and 2012 include loss from sale of vessels of $0.7 million and $2.2 million, respectively.

(2)
Number of shares for each of the years from 2009 to 2012 has been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012 and the number of shares for 2012 assumes the full exchange of all issued and outstanding shares of our Series A Participating Preferred Stock, par value $0.01 per share, into common stock.

(3)
Dividend per common stock. For 2013 and 2012, we also declared a dividend of $0.78 and $7.08 per share of Series A Participating Preferred Stock, respectively. Dividends for the years from 2009 to 2011 have been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012.

(4)
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

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into restructurings, bankruptcy proceedings or are in regulatory enforcement actions.  These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios.  These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit due to historically volatile asset values of vessels.  While we have seen improvement in the health of financial institutions and the willingness of financial institutions to extend credit to companies in the shipping industry, there is no guarantee that credit will be available to us going forward.  As the shipping industry is highly dependent on the availability of credit to finance and expand operations, we may be adversely affected by this decline.

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past six years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We are subject to certain risks with respect to our newbuilding agreements and failure of our counterparty to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into agreements with Hyundai Heavy Industries Co. Ltd. (“HHI”) to construct six VLCC newbuildings. Our newbuilding agreements subject us to counterparty risk with HHI.  The ability of HHI to perform its obligations under the newbuilding agreements will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and various expenses. Should HHI fail to honor its obligations under its agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Also, if we are unable to enforce certain refund guarantees related to the newbuilding agreements with HHI with third party banks for any reason, we may lose all or part of our advance deposits in the newbuildings, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries except that as of December 31, 2013, DHT Holdings had made total payments of $37.1 million related to advances for vessels under construction.  Our subsidiaries own all of our vessels.  As of February 10, 2014, our subsidiaries have entered into four secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries.  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things:  pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

Our obligations under the secured credit facilities include financial and operating covenants, including requirements to maintain specified “value-to-loan” ratios.  Such ratios are summarized as follows:

●
DHT Phoenix, Inc.’s secured credit facility with DVB Bank, as amended the “DHT Phoenix Credit Facility”, requires that until and including December 31, 2014, the charter-free market value of the vessel that secures DHT Phoenix, Inc.’s obligations under the credit facility be no less than 120% of its borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps and no less than 130% at any other time;

●
DHT Eagle, Inc.’s secured credit facility with DNB Bank ASA (“DNB”), as amended the “DHT Eagle Credit Facility”, requires that until and including December 31, 2014, the charter-free market value of the vessel that secures DHT Eagle, Inc.’s obligations under the credit facility be no less than 120% of its borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps and no less than 130% at any other time; and

●
the DHT Falcon and DHT Hawk Credit Facility (as defined below) requires that, at all times, the charter-free market value of the vessels that secure DHT Falcon Limited and DHT Hawk Limited’s obligations under the credit facility be no less than 135% of the borrowings under the credit facility.

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

We cannot assure you that we will be able to obtain financing with respect to our newbuildings.

We will need to secure debt or equity financing to fully fund the remaining balance of our obligations related to our newbuildings ordered at HHI. If the required financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, which could cause us to default on the newbuilding agreements with HHI and could prevent HHI from delivering the newbuildings, which would have an adverse effect on our operations, financial condition and cash flows.

We are dependent on performance by our charterers.

As of December 31, 2013, six of our eight vessels currently in operation are on charters for periods of up to 18 months of which five vessels are on fixed rate charter and one vessel is on a charter with earnings related to an index.  In the past, a greater percentage of our vessels have been on charter.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against our charterers.

The indexes used to calculate the earnings for vessels on index based charters may in the future no longer correctly reflect the earnings potential of the vessels.

The indexes used to calculate the earnings for vessels on index based charters may in the future no longer correctly reflect the earnings potential of the vessels due to changing trading patterns or other factors not controlled by us.  If an index used to calculate the earnings for a vessel on an index based charter incorrectly reflect the earnings potential of a vessel on such charter, this could have an adverse affect on our results of operations and our ability to pay dividends.

We may have difficulty managing our planned growth.

We intend to continue to grow our fleet by acquiring additional vessels in the future.  Our future growth will primarily depend on:

●	locating and acquiring suitable vessels;

●	identifying and consummating vessel acquisitions, acquisitions of companies or joint ventures;

●	adequately employing any acquired vessels;

●	managing our expansion; and

●	obtaining required equity and debt financing on acceptable terms.

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

As of December 31, 2013, six of our vessels are currently on charters with five different charterers for periods of up to 18 months.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Our vessel that currently operates in a pool may cease operating in that pool.

One of our VLCCs currently participates in the Tankers International Pool.  In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.  Pooling arrangements are intended to maximize tanker utilization.  We cannot assure you that the vessel that currently participates in a pool will continue to participate in a pool or that any additional vessels we acquire would operate in pools.  In addition, the European Union has adopted rules which substantially reform the way it regulates traditional agreements for maritime services from an antitrust perspective.  These changes may alter the way the pools are operated.  If for any reason our vessel ceases to participate in a pooling arrangement or the pooling arrangement is significantly restricted, its utilization rate could fall and the net revenues paid to us by the pool could decrease, which could have an adverse affect on our results of operations and our ability to pay dividends.

Under the technical ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by a third party.  Under our technical ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

When a tanker changes ownership or technical management, it may lose customer approvals.

Most users of seaborne oil transportation services will require vetting of a vessel before it is approved to service their account.  This represents a risk to our company as it may be difficult to efficiently employ the vessel until such vettings are in place.  Most users of seaborne oil transportation services conduct inspection and assessment of vessels on request from owners and technical managers.  Such inspections must be carried out regularly for a vessel to have valid approvals from such users of seaborne oil transportation services.  Whenever a vessel changes ownership or its technical manager, it loses its approval status and must be re-inspected and re-assessed by such users of seaborne oil transportation services.

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

A non-U.S. corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets are “passive assets”, or assets that produce or are held for the production of “passive income”. “Passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”.

We believe it is more likely than not that the gross income we derive or are deemed to derive from our time chartering activities is properly treated as services income, rather than rental income. Assuming this is correct, our income from our time chartering activities would not constitute “passive income”, and the assets we own and operate in connection with the production of that income would not constitute passive assets. Consequently, based on our actual and projected income, assets and activities, we believe that it is more likely than not that we are not currently a PFIC and will not become a PFIC in the foreseeable future.

There is substantial legal authority supporting the position that we are not a PFIC consisting of case law and U.S. Internal Revenue Service (the “IRS”) pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS has stated that it disagrees with the holding of this Fifth Circuit case, and that income derived from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we will be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences.  In particular, U.S. stockholders who are individuals would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In addition, under the PFIC rules, unless U.S. stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of such stock.  The maximum 20% preferential tax rate for individuals would not be available for this calculation.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Securities and Exchange Commission documents, we believe that we currently qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2014 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

If we are not entitled to this exemption for a taxable year, we would be subject in that year to a 4% U.S. federal income tax on our U.S. source gross transportation income.  This could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations and would subject dividends paid by us to Norwegian withholding taxes.

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax. We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway. Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and generally at our principal place of business. However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax. If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected. In addition, if we are unsuccessful in our defense against such a contention, dividends paid to you would be subject to Norwegian withholding taxes.

The enactment of proposed legislation could affect whether dividends paid by us constitute “qualified dividend income” eligible for the preferential rates.

Legislation has been proposed in the U.S. Senate that would deny the preferential rates of U.S. federal income tax currently imposed on “qualified dividend income” with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rates of U.S. federal income tax discussed in “Item 10.  Additional Information─Taxation─ U.S. Federal Income Tax Considerations─U.S. Federal Income Taxation of ‘U.S. Holders’-Distributions on our Common Stock” may no longer be applicable to dividends received from us. We are unable to predict with certainty whether or in what form the proposed legislation will be enacted.

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of February 2014, the newbuilding order book for VLCC, Suexmax and Aframax vessels equaled approximately 10% of the existing world tanker fleet for these classes of vessels measured in dwt.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

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

Acts of piracy on ocean-going vessels could adversely affect our business and results of operations.

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

During 2011, vessels in our fleet made a total of 3 calls to ports in Iran, representing approximately 0.85% of our approximately 351 calls on worldwide ports during the same period.  The last call to a port in Iran made by a vessel in our fleet was in September 2011.  During 2012 and 2013, vessels in our fleet did not make any calls to ports in Iran and we have, since November 2011, had a policy of instructing all charterers of our vessels that calls on ports in Iran are not permitted.  To our knowledge, none of our vessels made port calls to Syria, Sudan or Cuba during the period from 2011 to 2013.  Of the 6 port calls made to ports in Iran from January 2010 through December 2012, all were made at the direction of our charterers or pooling arrangement administrators, of which we had no advance knowledge.  The gross operating revenue derived by us attributable to the voyages with calls to Iran during the last three fiscal years was $1,581,493 for 2011, $0 for 2012 and $0 for 2013, accounting for approximately 1.6%, 0% and 0%, respectively, of the aggregate gross operating revenue earned by us during those periods.  These gross operating revenue figures are determined by multiplying the daily time charter hire paid to us with respect to the relevant vessel, by the duration in days of the applicable voyage from which the vessel commenced loading Iranian oil and until the cargo was fully discharged plus any profit share, as applicable, and in the case of one of the port calls, which was solely for purposes of bunkering, by multiplying the daily time charter hire paid to us with respect to the relevant vessel, by the duration in days spent by that vessel in Iranian waters.

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

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks.  The political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz or a closure of the Suez Canal.  Geopolitical risks are outside of our control, and could potentially limit or disrupt our access to markets and operations and may have an adverse affect on our business.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred, less the agreed deductible that may apply.  DHT Management AS, a subsidiary of ours, will be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance.  We may also enter into loss of hire insurance, in which case DHT Management AS is responsible for arranging such loss of hire insurance, and we are responsible for the premium payments on such insurance.  This insurance generally provides coverage against business interruption for periods of more than 30 days per incident (up to a maximum of 120 days) per incident per year, following any loss under our hull and machinery policy.  We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 30 days of off hire.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  We cannot assure you that we will be adequately insured against all risks.  If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet.  Additionally, our insurers may refuse to pay particular claims.  Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.  In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

The market price of our common stock could decline due to sales of our shares in the market or the perception that such sales could occur.  This could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all.

We have shares of common stock that are available for resale.

In November 2013 and February 2014, we issued 53,457,900 shares of our common stock (including shares issued upon the mandatory exchange of our Series B Participating Preferred Stock).  We placed these shares directly to institutional investors that we believe, based upon representations and statements to us, have a long-term investment horizon and who acquired our stock without an intention to distribute.  Nevertheless, these shares, taken together with the shares we issued in 2012 to an institutional investor, may create an excess supply of our stock if any significant resale were to occur.

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

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda.  Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this report.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands or the Hong Kong Special Administrative Region of the People’s Republic of China.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of February 27, 2014, our fleet consisted of ten double-hull crude oil tankers currently in operation, of which all are wholly-owned by the company.  The fleet in operation consists of six very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, two Suezmax tankers or “Suezmaxes,” which are tankers ranging in size from 130,000 to 170,000 dwt and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Six of the vessels are operating with spot market exposure, either directly, on index based time charters or in tanker pools. Our fleet principally operates on international routes and our fleet currently in operation had a combined carrying capacity of 2,380,270 dwt and an average age of approximately 11.0 years as of the date of this report.

Also as of February 27, 2014, we have agreements for six newbuilding VLCCs to be constructed at HHI, of which all will be wholly-owned by the company.  We estimate the newbuilding VLCCs to be delivered will have a combined carrying capacity of approximately 1,800,000 dwt.  Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of four VLCCs for a total of $220.0 million and pre-delivery installments related to the six VLCC newbuildings ordered at HHI totaling $114.0 million. Our principal divestitures during the same period comprise the sale of two Aframax tankers and one VLCC tanker for a total of $38.3 million.

RECENT DEVELOPMENTS

The Private Placement

In November 2013, we sold approximately $110 million of our equity to institutional investors pursuant to a private placement (the “Private Placement”).  The Private Placement was pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) among the Company and the investors named therein, dated November 24, 2013.  The equity included 13,400,000 shares of common stock and 97,579 shares of Series B Participating Preferred Stock.  The Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

On January 20, 2014, our shareholders approved an amendment to our articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares (the “Amendment”).  As a result of this approval and pursuant to the terms of the Series B Participating Preferred Stock, on February 4, 2014, each share of our Series B Participating Preferred Stock was mandatorily exchanged into 100 shares of our common stock.

HHI Ship Construction Agreements

We have entered into the following agreements with Hyundai Heavy Industries Co. Ltd. (“HHI”) for the construction of six VLCCs (collectively, the “HHI Agreements”):

●
on December 2, 2013 we entered into agreements for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and are expected to be delivered in April and July 2016, respectively;

●
on January 8, 2014, we exercised an option and entered into a new agreement with HHI to construct a VLCC with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and an expected delivery date of September 2016; and

●
on February 14, 2014, we entered into agreements for the construction of three VLCCs at a contract price of $97.3 million each, including $2.3 million in additions and upgrades to the standard specification, for delivery in September, October and November 2016.

Gulf Ship Purchase Agreements

On January 22, 2014, we announced that we reached an agreement to acquire a VLCC built in 2006 from Gulf Eyadah Corporation for $47.5 million and an agreement to acquire a VLCC built in 2007 from Gulf Sheba Shipping Ltd (together, with Gulf Eyadah Corporation, the “Gulf Companies”) for $50.5 million (the agreements with the Gulf Companies together, the “Ship Purchase Agreements”).  Both VLCCs were delivered during February 2014.

DHT Falcon and DHT Hawk Credit Facility

On February 10, 2014 we entered into a secured credit agreement to fund the acquisition of the VLCCs pursuant to the Ship Purchase Agreements through a secured credit agreement totaling $49.0 million (the “DHT Falcon and DHT Hawk Credit Facility”) between DNB, as lender, DHT Falcon Limited and DHT Hawk Limited (each a direct wholly owned subsidiary of us, and collectively, the “Borrowers”), and us, as guarantor.    Borrowings bear interest at a rate equal to a margin of 325 basis points plus LIBOR and are repayable in 20 quarterly installments of $1.0 million each from May 2014 to February 2019 with a final payment of $29.0 million in February 2019.

Registered Direct Offering

In February 2014, we sold 30,300,000 shares of common stock for aggregate proceeds of approximately $227 million to investors pursuant to a registered direct offering (“the Registered Direct Offering”).  The Registered Direct Offering generated net proceeds to us of approximately $217.0 million (after placement agent expenses, but before other transaction expenses).

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

DHT Holdings-Citigroup Assignment Agreements

In March 2013, DHT Holdings filed proofs of the Claims in the aggregate amount of approximately $51.84 million plus attorneys’ fees  in the Bankruptcy Court and entered into assignment agreements whereby DHT Holdings agreed to sell, and Citigroup Financial Products Inc. (“Citigroup”) agreed to purchase, an undivided 100% interest in DHT Holdings’ right to and title and interest in the Transferred Rights at an aggregate purchase price equal to 33.25% of the amount of the Claims ultimately to be allowed by final order of the Bankruptcy Court.  DHT Holdings received an aggregate initial payment of approximately $6.89 million. We and certain of our affiliates and OSG and certain of its affiliates agreed to a total claims amount of $46.0 million in full settlement of the Claims, and in January 2014 received an additional and final payment of approximately $8.5 million from Citigroup. Court approval with respect to the final payment was granted by the U.S. Bankruptcy Court in December 2013.  As a result, we recorded the total aggregate amount of approximately $15.4 million received from Citigroup as revenue in the fourth quarter 2013 financial statements.

Also, we and certain of our affiliates and OSG and certain of its affiliates have separately agreed to settle six further claims in the amount of $3.4 million plus attorneys’ fees filed by various of our affiliates against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013, for a total claim amount of $1.5 million in full settlement of such claims.  These claims have not been assigned to a third party and the amount, timing and form of any recovery remain pending.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of February 27, 2014:

Vessel	Type of Employment	Charter Rate ($/Day)	Expiry	Extension Period*	Charter Rate in Extension Period ($/day)
VLCC
DHT Ann	Time Charter	Market related***	July 7, 2015
DHT Chris	Time Charter	$16,843	March 31, 2014	+ 9 months****	Market related***
DHT Eagle	Spot
DHT Phoenix	Pool**
DHT Hawk	Spot
DHT Falcon	Spot
Suezmax
DHT Target	Time Charter	$12,738	March 24, 2014	+ 6 months****	$14, 713
DHT Trader	Time Charter	$14,409	August 27, 2014
Aframax
DHT Cathy	Time Charter	$12,838	February 15, 2015
DHT Sophie	Time Charter	$12,800	April 8, 2014	+ 8 months	$13,282

*	At charterer’s option
**	Tankers International Pool
***	Earnings calculated on daily basis based on index
****	The extension period has been declared by the charterer but the extension period has not commenced.

In May 2011, we acquired the DHT Eagle and entered into a time charter to a subsidiary of Frontline Ltd. with expiry in May 2013.  The charter rate at commencement of the charter was $32,500 per day less commission payable monthly in advance.  In December 2011, the charter was amended whereby the charter hire payable monthly shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012.  The difference of $6,500 per day was paid in arrears with one lump sum payment related to the period from January 1, 2012 to December 20, 2012 that was paid in December 2012 and a second lump sum payment at the end of the charter period in the second quarter of 2013.

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

Former OSG Charter Arrangements

In connection with the chapter 11 filing by Overseas Shipping Group, Inc. (“OSG”) and certain of its affiliates that commenced on November 14, 2012, OSG rejected our two Suezmax long-term bareboat charters.  In addition, remaining time charters with OSG affiliates for the initial vessels we acquired simultaneously with the closing of our initial public offering in 2005 (the “Initial Vessels”) expired as anticipated or otherwise agreed to during 2012.  Consequently, we no longer have any vessels on charter to OSG or any of its affiliates.  For purposes of providing comprehensive information on the factors that affected our operations and business during the period covered by this report, we have summarized the material terms of those expired or terminated charter arrangements with OSG.

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

During 2013, we used one technical ship management provider:   Goodwood Ship Management Pte Ltd in Singapore (“Goodwood”).   Under the current technical ship management agreements with Goodwood, the ship managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

We may obtain loss of hire insurance that will generally provide coverage against business interruption for periods of more than 30 days per incident (up to a maximum of 120 days per incident per year) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss or constructive total loss of the vessel).

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

We place the insurance requirements related to the fleet with mutual clubs and underwriters through insurance brokers.  Such requirements are, but not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance, charterer’s liability insurance and when viewed as appropriate, loss of hire insurance.  Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2013:

Vessel	Year Built	Dwt	Flag	Yard	Classification Society	Percent of Ownership
VLCC
DHT Ann (1)	2001	309,327	Marshall Islands	HHI	Lloyds	100%
DHT Chris (1)	2001	309,285	Marshall Islands	HHI	Lloyds	100%
DHT Phoenix (4)	1999	307,151	Marshall Islands	Daewoo Heavy Industries	Lloyds	100%
DHT Eagle (5)	2002	309,064	Marshall Islands	Samsung Heavy Industries	ABS	100%
Suezmax
DHT Target (2)	2001	164,626	Marshall Islands	HHI	ABS	100%
DHT Trader (3)	2000	152,923	Marshall Islands	HHI	ABS	100%
Aframax
DHT Cathy (1)	2004	115,000	Marshall Islands	HHI	ABS	100%
DHT Sophie (1)	2003	115,000	Marshall Islands	HHI	ABS	100%

(1)	Acquired on October 18, 2005.

(2)	Acquired on December 4, 2007. Formerly named Overseas Newcastle.

(3)	Acquired on January 28, 2008. Formerly named Overseas London.

(4)	Acquired on March 2, 2011 and employed in the Tankers International Pool as of April 14, 2011.

(5)	Acquired on May 27, 2011 and time chartered for a period of two years to Key Chartering, a subsidiary of Frontline Ltd., as of May 28, 2011.

In January 2014 we agreed to acquire two VLCCs built in 2006 and 2007 for $47.5 million and for $50.5 million, respectively, from the Gulf Companies.  Both vessels were delivered during February 2014.  The following chart summarizes certain information about the two acquired VLCCs:

Vessel	Year Built	Dwt	Flag	Yard	Classification Society	Percent of Ownership
VLCC
DHT Falcon(1)	2006	298,971	Hong Kong	NACKS*	Lloyds	100%
DHT Hawk(1)	2007	298,293	Hong Kong	NACKS*	Lloyds	100%

(1)	Acquired on February 17, 2014. *Nantong Cosco KHI Engineering Co. Ltd

Additionally, we have entered into the HHI Agreements for the construction of six VLCCs:

●
on December 2, 2013 we entered into agreements for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and are expected to be delivered in April and July 2016, respectively;

●
on January 8, 2014, we exercised an option and entered into a new agreement with HHI to construct a VLCC with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and an expected delivery date of September 2016; and

●
on February 14, 2014, we entered into agreements for the construction of three VLCCs at a contract price of $97.3 million each, including $2.3 million in additions and upgrades to the standard specification, for delivery in September, October and November 2016.

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

DHT Management AS is responsible for arranging the insurance of our vessels on terms in line with standard industry practice.  We are responsible for the payment of premiums.  DHT Management AS has arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations.  DHT Management AS may also arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms.  Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy.  Currently, we have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 30 days (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel).  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  Protection and indemnity associations are mutual marine indemnity associations formed by ship-owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 24 of this report.

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

INTERNATIONAL MARITIME ORGANIZATION

Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution.  In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs”, to be established with more stringent controls on sulfur emissions.  All of our vessels are currently compliant with these regulations.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation.  The United States ratified these Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, in February 2004.  The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.  The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems.  If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The original Vessel General Permit requirements, which remained in effect until December 2013, imposed technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  The EPA has issued a new Vessel General Permit, which became effective in December 2013, that contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and more stringent limits for oil to sea interfaces and exhaust gas scrubber wastewater.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

The MEPC has designated the area extending 200 miles from the United States and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments.  The new ECA entered into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015.  From 2016, NOx after-treatment requirements will also apply.  Additional ECAs include the Baltic Sea, North Sea and Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

GREENHOUSE GAS REGULATION

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  A new treaty could be adopted in the future, however, that includes restrictions on shipping emissions.  For example, the MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting.  The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and will be applicable to new vessels, and the Ship Energy Efficiency Management Plan applies to currently operating vessels.  The requirements entered into force in January 2013 and could cause us to incur additional compliance costs.  In addition, the IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax.  The European Union is considering an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries as of December 31, 2013.

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

In connection with the acquisitions of the DHT Hawk and DHT Falcon in February 2014, we established two wholly-owned Hong Kong corporations: DHT Hawk Limited and DHT Falcon Limited, which own and operate the DHT Hawk and DHT Falcon, respectively.

With regards to the six newbuildings ordered at HHI, we will establish separate companies for each newbuilding.

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company─Business Overview─Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of ten crude oil tankers, all of which are wholly-owned by the company.  The fleet consists of six VLCCs, two Suezmax tankers and two Aframax tankers.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” Suezmaxes are tankers ranging in size from 130,000 to 200,000 dwt and Aframaxes are tankers ranging in size from 80,000 to 120,000 dwt.  As of the date of this report, six of the vessels are on time charters and four are operating in the spot market.  The fleet operates on international routes and has a combined carrying capacity of 2,380,270 dwt and an average age of approximately 11.0 years.

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

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

●	with respect to vessels on charter, the charter rate that we are paid;

●	with respect to the vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

●	our vessels’ operating expenses;

●	our insurance premiums and vessel taxes;

●	the required maintenance capital expenditures related to our vessels;

●	the required capital expenditures related to newbuilding orders;

●	our ability to access capital markets to finance our fleet expansion;

●	our vessels’ depreciation and potential impairment charges;

●	our general and administrative and other expenses;

●	our interest expense including any interest swaps we may enter;

●	general market conditions when charters expire; and

●	prepayments under our credit facilities to remain in compliance with covenants.

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

OUTLOOK FOR 2014

Five years into the trough that commenced in 2008, we believe that 2013 represented a turning point.   The limited fleet growth in 2013 and expected limited fleet growth in 2014 and 2015 combined with continued demand growth is indicating a recovery in freight rates.  We expect the freight market for 2014 to be volatile but on average to be better than 2013.

We will continue to focus on prudent capital management and robust cash break-even levels for our fleet in combination with quality operations.  As of February 27, 2014, six of our vessels are operating with spot market exposure, either directly, on index based time charters or in tanker pools.  As we expect the market recovery to continue, we intend to increase our market exposure through the year.   The consequence of more spot market exposure activity could result in increased volatility in our revenues.

In line with our stated strategy, we started expanding the Company towards the end of 2013 and expect to continue expanding through 2014 with investments in additional vessels, potential corporate transactions and capital raises.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2013, included as Item 18 of this report.

Revenue Recognition

During 2013, our vessels generated revenues from time charters, bareboat charters, by operating in pools and by operating in the spot market (voyage charters).  Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

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

We acquired our two Suezmax tankers on December 4, 2007 and January 28, 2008, respectively.  These vessels were on bareboat charters with subsidiaries of OSG until they were prematurely redelivered in December 2012 and January 2013, respectively, in connection with OSG’s chapter 11 bankruptcy proceedings.  Revenues from the bareboat charters were accounted for as operating leases and were recognized on a straight line basis over the periods of such charters, as the service was performed.

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

With respect to our initial vessels (those we acquired at the time of our initial public offering in 2005), the carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking less impairment, if any.  The depreciation per day is calculated based on the vessel’s original cost less a residual value which is equal to the product of the vessel’s lightweight tonnage and an estimated scrap rate per ton.  Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2 1/2 years.

With respect to our two Suezmax tankers and our two VLCCs acquired following our IPO, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard less impairment.

Carrying Value and Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable.  In such instances, the vessel is considered impaired and is written down to its recoverable amount.  In evaluating impairment under IFRS, we consider the higher of (i) fair market value less cost of disposal and (ii) the present value of the future cash flows of a vessel, or “value in use.”  The fair market value of our vessels is monitored by obtaining  charter-free broker valuations as of specific dates.  This assessment has been made at the individual vessel level.

In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions, and in particular for estimating future charter rates, are based on historical trends, current market conditions, as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience.

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

In 2013, the impairment tests performed did not result in any impairment charge. The impairment test as of December 31, 2013 was performed using an estimated WACC of 8.83% (2012: 8.39%). As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The charter rates used for the impairment test as of December 31, 2013 for the first three years were $27,000 per day, $18,000 per day and $14,500 per day (being the current one-year time charter rate for the first three years estimated by brokers), for VLCC, Suezmax and Aframax, respectively. Thereafter the charter rates used were $40,115 per day, $29,767 per day and $22,378 per day (being the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels), for VLCC, Suezmax and Aframax, respectively. For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the impairment charge for as of December 31, 2013 would have been $2.9 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $14.6 million. Also, had we used the one-, three- and five-year historical average one-year time charter rates instead, the impairment charge as of December 31, 2013 would have been $131.3 million, $102.8 million and $27.4 million, respectively.  Historical averages for periods 10 years and longer would not have resulted in any impairment charge.

During the third quarter of 2012, we adjusted the carrying value of our fleet through a non-cash impairment charge of $92.5 million in connection with the effect of the continued weak tanker market has on the value of our vessels and following OSG’s announcement regarding its solvency and anticipation of OSG’s rejection of the long-term bareboat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London).  The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.39%.  If the estimated WACC had been 1% higher, the impairment charge for that quarter would have been $103.5 million and if the estimated WACC had been 1% lower, the impairment charge for that quarter would have been $80.4 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $129.8 million.  A key change from previous impairment tests was that we assumed an estimated useful life of 20 years, down from 25 years, and a reassessment of the long-term bareboat charters with OSG due to the announcement by OSG regarding its solvency.  Commencing with the third quarter of 2012, we have applied the estimated useful life of 20 years when calculating depreciation.

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

The following chart summarizes the charter rates used by us in our impairment testing as of December 31, 2013, together with the break even rates, for our fleet on a vessel class-by-class basis.

Vessel Class	Charter Rate Used First Three Years(1)	Charter Rate Used Thereafter(1)	Break Even Rate(2)	Actual Rate 4Q 2012 (3)	Charter Rate Used After Year 3 as Compared with Break Even Rate
	(Dollars per day)	(Dollars per day)	(Dollars per day)	(Dollars per day)	(as percentage above)
VLCC	27,000	40,115	29,450	19,702	36.2%
Suezmax	18,000	29,767	23,200	14,306	28.3%
Aframax	14,500	22,378	19,000	12,639	17.8%

(1)
For vessels on charter we have assumed the contractual rate for the remaining term of the charter.  As for estimates for future charter rates, we have assumed a) the estimated current one-year time charter rate for the first three years and b) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter.

(2)	The break even rate is the rate that provides a discounted total cash flow equal to the carrying value of the vessel.
(3)	The actual rate is the average rate achieved by our vessels in the fourth quarter of 2013.

In addition, the following chart sets forth our fleet information, purchase prices, carrying values and estimated fair market values as of December 31, 2013.

						Estimated Fair Market Value* (12/31/2013)
Vessel	Built	Vessel Type	Purchase Date	Purchase Price	Carrying Value (12/31/2013)
(Dollars in thousands)
DHT Ann**	2001	VLCC	Oct. 2005	124,829	39,575	33,000
DHT Chris**	2001	VLCC	Oct. 2005	124,829	40,738	33,000
DHT Cathy**	2004	Aframax	Oct. 2005	70,833	23,791	22,000
DHT Sophie**	2003	Aframax	Oct. 2005	68,511	24,494	19,000
DHT Target	2001	Suezmax	Dec. 2007	92,700	26,734	25,000
DHT Trader	2000	Suezmax	Jan. 2008	90,300	26,090	22,000
DHT Phoenix	1999	VLCC	Mar. 2011	55,000	33,287	27,000
DHT Eagle	2002	VLCC	May 2011	67,000	48,433	37,000

*
Estimated fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the balance sheet date and may not represent the price we would receive upon sale of the vessel.  As a result of the vessels’ increasing age and market development, further decline in vessel values could be expected in 2014.

**	Purchase price is pro rata share of en bloc purchase price paid for vessels in connection with our initial public offering (“IPO”) in October 2005.

With respect to most of our vessels, we believe the fair market value was less than their carrying value as of December 31, 2013 and that the aggregate amount of this deficit as of December 31, 2013 for our vessels was approximately $45.1 million.  However, when we consider the value of the discounted cash flows (value in use) we believe that the recoverable amount for each of our vessels (as measured by such vessel’s value in use) was equal to or exceeded the applicable carrying value as of December 31, 2013.  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels.

For comparative purposes, if the cash flows had not been discounted as permitted under U.S. GAAP (as opposed to IFRS), the aggregate value based on undiscounted cash flows in use as of December 31, 2013 would have been $208.5 million higher than the aggregate carrying value.

Stock Compensation

Employees of the company receive, amongst others, remuneration in the form of restricted common stock that is subject to vesting conditions.  Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.  In March 2013 a total of 278,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in September 2013 and March 2014 subject to continued employment or office, as applicable. The calculated fair value at grant date was 90.0% of the share price at grant date.  In June 2013 a total of 155,000 shares of restricted stock were awarded to management vesting with equal amounts in December 2015, 2016 and 2017 subject to continued employment. The calculated fair value at grant date was 95.0% of the share price at grant date.  In June 2013 a total of 155,000 shares of restricted stock were awarded to management vesting subject to continued employment and market conditions and the calculated fair value at grant date was 85.9% of the share price at grant date calculated using a Monte Carlo Simulation.  The main inputs to the simulation were as follows: share price of $4.37, expected volatility of 64% based on historical volatility, life of 5 years and risk free rate of 1.11%. Expected dividends are not included as the holder is compensated for dividends paid during the vesting period. In June 2013 a total of 310,000 stock options were awarded to management vesting subject to continued employment on the exercise date. The calculated fair value at grant date was 30.0% for 155,000 of the stock options and 22.3% for 155,000 of the stock options, respectively calculated using a Black & Scholes option pricing model. The main inputs to the model were as follows: share price of $4.37, exercise price of $7.75 and $10.70, respectively, expected volatility of 59% based on historical volatility, option life of 5 years and risk free rate of 0.83%. Expected dividends are not included as the strike price is adjusted for dividends paid.  In March 2012 and September 2011, a total of 91,667 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions, of which 55,000 shares vest based on continued employment or office, as applicable, and 36,667 shares vest based on continued employment or office, as applicable, and market conditions (prior to the modification as further described below). The calculated fair value at grant date was 82.2% and 42.5%, respectively, of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33%, based on historical volatility as well as assumed future dividends.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

In March 2013, the vesting criteria for all outstanding restricted share grants that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only. The change resulted in an increase in the fair value of the restricted shares.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues decreased by $10.2 million, or 10.5%, to $87.0 million in 2013 from $97.2 million in 2012.  The decrease in revenues was mainly due to a reduction in the fleet from 12 vessels as of January 1, 2012 to eight vessels as of May 2013 which resulted in total revenue days declining from 3,772 in 2012 to 2,986 in 2013 and vessels coming off fixed rate charters offset by the $15.4 million related to the sale of the claim against OSG recorded as shipping revenues in the fourth quarter 2013. Shipping revenues decreased by $2.9 million, or 2.9%, to $97.2 million in 2012 from $100.1 million in 2011.  This decrease is due to weaker freight markets, expiry of charters with rates higher than those available in the spot market and the sale of two vessels during the year, which resulted in total revenue days declining from 3,949 in 2011 to 3,772 in 2012.  In 2012 and 2013 there was no profit sharing under our profit-sharing arrangements.

Voyage expenses increased by $14.6 million to $25.4 million in 2013 from $10.8 million in 2012. The increase was due to more vessels operating in the spot market after coming off time charters and bareboat charters. Voyage expenses increased by $9.5 million to $10.8 million in 2012 from $1.3 million in 2011.  The increase is related to certain vessels operating in the spot market following expiry of charters during 2012.

Vessel operating expenses increased by $0.5 million to $24.9 million in 2013 from $24.4 million in 2012. The increase is related to the two Suezmax vessels ending their bareboat charters and now being operated by us offset by the reduction in size of the fleet. Vessel operating expenses decreased by $6.4 million in 2012, to $24.4 million from $30.8 million in 2011.  This decrease was due the sale of two vessels during 2012 as well as lower ongoing vessel expenses.

There was no charter hire expense during 2013. Charter hire expense increased by $0.7 million to $6.9 million in 2012 from $6.2 million in 2011.  The increase in charter hire expenses relates to the charter of the Venture Spirit, which was redelivered to its owner in September 2012.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs decreased by $5.9 million to $26.2 million in 2013 from $32.1 million in 2012. The decline was due to the reduction in the fleet size and the impairment charge of $100.5 million in 2012. We had loss on sale of vessels of $0.7 million in 2013 compared to $2.2 million in 2012. Commencing with the third quarter of 2012 we changed the estimated useful life of the vessels for the calculation of depreciation from 25 years to 20 years. Depreciation and amortization increased by $1.8 million in 2012 to $32.1 million from $30.3 million in 2011, mainly as a result of the change in estimated useful life of the vessels for the calculation of depreciation from 25 years to 20 years partly offset by lower depreciation due to the sale of two vessels during the second quarter of 2012 and the $100.5 million impairment charge recorded in 2012.

There was no impairment charge in 2013. Impairment charge increased from $56 million in 2011 to $100.5 million in 2012.  Please refer to Item 5 – “Operating and Financial Review and Prospects – Critical Accounting Policies – Carrying Value and Impairment” for a discussion of the key reasons for the change in impairment charge from 2011 to 2012.

General and administrative expenses in 2013 was $8.8 million (of which $3.2 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $9.8 million in 2012 (of which $0.9 million was non-cash). The decrease was due to lower expenses related to incentive compensation in 2013.  General and administrative expenses increased by $0.6 million to $9.8 million in 2012 (of which $0.9 million was non-cash) from $9.2 million in 2011 (of which $0.9 million was non-cash).  The increase in 2012 was mainly due to a high level of activity during the year including the backstopped equity offering in May 2012 and the OSG chapter 11 filing.

General and administrative expenses for 2013, 2012 and 2011 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $4.9 million in 2013 compared to $4.4 million in 2012. The increase is mainly due to a gain on derivative financial instruments in 2012 offset by lower interest expenses in 2013 as a result of reduction in long term debt. Interest expense was unchanged at $7.3 million in 2012 compared to 2011.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry. Our use of cash relate to our operating expenses, charter hire expense, payments of interest, payments of insurance premiums, payments of vessel taxes, the payment of principal under our secured credit facilities, capital expenses related to periodic maintenance of our vessels and investment in vessels including newbuilding contracts.  In addition to investing cash generated from operations in vessels including newbuilding contracts, we also finance our vessel acquisitions with a mix of debt secured by the vessel and the sale of equity.  We fund our working capital requirements with cash from operations.  We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance.  We receive cash distributions related to the vessels operating in pools in arrears.  With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo.

Since 2011, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  Dividends are subject to the discretion of our board of directors.

Operating period	Total Payment	Per common share**	Per preferred share**	Record date	Payment date
Jan. 1-March 31, 2011	$6.4 million	$1.20	-	Apr. 29, 2011	May 9, 2011
April 1-June 30, 2011	$6.4 million	$1.20	-	Jul. 28 2011	Aug. 4, 2011
July 1-Sept. 30, 2011	$1.9 million	$0.36	-	Nov. 8, 2011	Nov. 16, 2011
Oct. 1-Dec. 31, 2011	$1.9 million	$0.36	-	Feb. 7, 2012	Feb. 15, 2012
Jan. 1-March 31, 2012	$3.4 million	$0.24	3.40*	May 16, 2012	May 23, 2012
April 1-June 30, 2012	$3.4 million	$0.24	3.40*	Aug. 9, 2012	Aug. 16, 2012
July 1-Sept. 30, 2012	$0.3 million	$0.02	0.28*	Nov. 6, 2012	Nov. 12, 2012
Oct. 1-Dec. 31, 2012	$0.3 million	$0.02	0.28*	Feb. 11,2013	Feb. 19, 2013
Jan. 1-March 31, 2013	$0.3 million	$0.02	0.25*	May 14, 2013	May 23, 2013
April 1-June 30, 2013	$0.3 million	$0.02	-	Aug. 14, 2013	Aug. 28, 2013
July 1-Sept. 30, 2013	$0.3 million	$0.02	-	Nov. 13, 2013	Nov. 21, 2013
Oct. 1-Dec. 31, 2013	$0.8 million	$0.02	-	Feb. 6, 2014	Feb. 13, 2014

*	Relates to Series A Participating Preferred Stock.
**
All per share amounts have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012 and assumes the mandatory exchange of all of the previously issued and outstanding shares of Series A Participating Preferred Stock into common stock that became effective on June 30, 2013.

Due to the continued weak market conditions the expected cash flow from the operations of our vessels in 2014 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

Prior to our agreement to amend and restate our secured credit facility (as amended the “RBS Credit Facility”), with The Royal Bank of Scotland plc, or “RBS”, in April 2013, the facility contained a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility was less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference was required to be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the required amount at the option of the borrowers.  In order to stay in compliance with this covenant, we prepaid $42.0 million in 2011, $37.1 million in 2012 and $9.0 million in January 2013.  In the second quarter of 2012 we further repaid $17.3 million in connection with the sale of two vessels.

On April 29, 2013, we entered into an agreement to amend and restate the RBS Credit Facility, whereby among other changes and upon satisfaction of certain conditions, the aforementioned financial covenant is removed in its entirety. As of December 31, 2013, DHT Maritime’s borrowings under the RBS Credit Facility were $113.3 million.

We funded the acquisition of the DHT Phoenix for $55.0 million with borrowings by one of our subsidiaries, DHT Phoenix, Inc., of $27.5 million under a secured credit facility with DVB Bank for a term of five years and cash at hand.  The full amount of the credit facility was borrowed on March 1, 2011 and is repayable in nineteen quarterly installments of $0.609 million from June 1, 2011 to December 1, 2015 and a final payment of $15.9 million on March 1, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Phoenix Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00%; and (iii) the removal of the cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow (defined as DHT Phoenix’s earnings less the vessel’s operating expenses, any scheduled debt instalments and any special survey, dry docking or intermediate survey costs) to prepay an aggregate amount of up to $2 million over the term of the loan.  As of December 31, 2013, our borrowings under the DHT Phoenix Credit Facility were $18.4 million. The charter-free market value of the vessel that secures the DHT Phoenix Credit Facility was estimated to be $27 million as of December 31, 2013, providing a ratio of 147%.  As of December 31, 2013, we were in compliance with this minimum value clause.  The DHT Phoenix Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20.0 million.

We funded the acquisition of the DHT Eagle for $67.0 million with borrowings by one of our subsidiaries, DHT Eagle, Inc., of $33.5 million under a secured credit facility with DNB for a term of five years and cash at hand.  The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and is repayable in nineteen quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Eagle Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.9 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%, and (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 2.75%.  As of December 31, 2013, our borrowings under the DHT Eagle Credit Facility were $24.8 million. The charter-free market value of the vessel that secures the DHT Eagle Credit Facility was estimated to be $37 million as of December 31, 2013, providing a ratio of 149%.  As of December 31, 2013, we were in compliance with this minimum value clause.  The DHT Eagle Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20.0 million.

We funded the acquisition of the DHT Falcon for $47.5 million and the DHT Hawk for $50.5 million with borrowings by two wholly owned subsidiaries (DHT Falcon Limited and DHT Hawk Limited) of $49.0 million through the “DHT Falcon and DHT Hawk Credit Facility.”  Borrowings bear interest at a rate equal to a margin of 325 basis points plus LIBOR and are repayable in 20 quarterly installments of $1.0 million each from May 2014 to February 2019 with a final payment of $29.0 million in February 2019.

Working capital, defined as total current assets less total current liabilities, was $140.3 million as of December 31, 2013 compared with $73.2 million at December 31, 2012.  The increase in working capital in 2013 was primarily due to the increase in cash and cash equivalents and a decrease in the current portion of long-term debt.  The increase in cash and cash equivalents to $126.1 million at December 31, 2013 from $71.3 million at December 31, 2012 was mainly due to the proceeds from an equity offering in November 2013 and the sale of a vessel offset by debt prepayments and pre-delivery installments related to the agreements with HHI for the construction of two VLCCs with a contract price of $92.7 million each. As of December 31, 2013 we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $148.3 million related to the two newbuildings. Working capital, defined as total current assets less total current liabilities, at December 31, 2012 was $73.2 million compared with $15.5 million at December 31, 2011.  The increase in working capital in 2012 was primarily due to the increase in cash and cash equivalents, accounts receivables and bunkers and a decrease in the current portion of long-term debt and prepaid charter hire.  The increase in cash and cash equivalents to $71.3 million at December 31, 2012 from $42.6 million at December 31, 2011 was mainly due to the proceeds from an equity offering in May 2012 and the sale of two vessels offset by debt prepayments.

In 2013 net cash provided by operating activities was $23.9 million in 2013 compared to $21.2 million in 2012. The increase was mainly due a decreased use of cash for operating assets and liabilities during 2013 (mainly related to declines in our accounts receivable and prepaid charter hire) offset by higher net income in 2012 (after adjusting the 2012 period for the $100.5 million impairment charge). Net cash provided by operating activities was $21.2 million in 2012 compared to $44.3 million in 2011.  This decrease was primarily attributable to lower net revenues as a result of decline in the fleet during 2012 and increased market exposure as several vessels came of charters during 2012.  Net cash used in investing activities was $16.9 million in 2013 compared to net cash generated from investing activities of $9.8 million in 2012. In 2013 we invested $39.2 million in vessels offset by sale of a vessel totaling $22.2 million. In 2012 we invested $3.8 million in vessels offset by sale of vessels totaling $13.7 million. Net cash provided from investing activities was $9.8 million in 2012 compared to a use of $123.2 million in 2011.  The change from 2011 to 2012 was mainly due to two vessels being sold in 2012 while two vessels were acquired in 2011.   Net cash provided by financing activities in 2013 was $47.8 million, compared to $2.3 million used in financing activities in 2012. In 2013 we issued stock generating net proceeds of $106.1 million after expenses offset by repayment of long term debt totaling $56.3 million and cash dividends paid totaling $1.2 million. In 2012 we issued stock generating net proceeds of $75.9 million after expenses offset by repayment of long term debt totaling $69.2 million and cash dividends paid totaling $9.0 million.  We had $156.0 million of total debt outstanding at December 31, 2013, compared to $211.6 million at December 31, 2012 and $281.6 million at December 31, 2011.

During 2014, two of our vessels, the DHT Cathy and DHT Phoenix, are required to be drydocked.  The DHT Cathy will complete the drydocking in March 2014 and we estimate a total of 20 off-hire days.  The drydocking costs are estimated to be about $2.0 million.  DHT Phoenix is expected to be drydocked in the third quarter of 2014 with an estimated 30 days off hire and total cost of about $3.5 million. These drydocking costs are to be financed through our financial resources.    Including the payments related to the six vessels to be constructed pursuant to the agreements with HHI and the purchase of two vessels from the Gulf Companies, we estimate our capital expenditures for 2014 will be approximately $237.5 million. We estimate the payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014 to be $133.9 million in 2014, $18.5 million in 2015 and $380.5 million in 2016.

For additional information on events in 2014, please refer to “Item 4.B.  Recent Developments.”

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2013, our long-term contractual obligations were as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
	(Dollars in thousands)
Long-term debt (1)	$3,888	$8,647	$40,857	$114,868	$—	$—	$168,259
Vessels to be constructed(2)	$18,540	$18,540	$111,240	$—	$—	$—	$148,320
Total	$22,428	$27,187	$152,097	$114,868	$—	$—	$316,579

(1)
Amounts shown include contractual installment and interest obligations on $113.3 million of debt outstanding under the RBS Credit Facility, $18.4 million under the DHT Phoenix Credit Facility and $24.8 million under the DHT Eagle Credit Facility.  The interest obligations have been determined using a LIBOR of 0.25% per annum plus margin.  The interest rate on $113.3 million is LIBOR + 1.75%, the interest on $18.4 million is LIBOR + 3.00% through 2014 and LIBOR + 2.75% thereafter and the interest on $24.8 million is LIBOR 2.75% through 2014 and LIBOR + 2.50% thereafter.  The interest on the balance outstanding is payable quarterly. With regards to the RBS Credit Facility DHT Maritime will, beginning in the second quarter of 2016 until the expected maturity of the loan in July 2017, apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries in the prior quarter towards prepayment of the loan with free cash flow defined as shipping revenues less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7.5 million for each such quarter. The above table does not include an estimate for any such amounts.

(2)	These are estimates only and are subject to change as construction progresses.

Due to the current weak market conditions for oil tankers we can provide no assurances that our cash flow from the operations of our vessels will be sufficient to cover our vessel operating expenses, vessel capital expenditures including installments on our newbuildings ordered, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2013 by approximately $1.5 million based upon our debt level as of December 31, 2013.  There are no material changes in market risk exposures from 2012 to 2013 with the exception that the notional amount of our outstanding debt declined from $212.7 million as of December 31, 2012 to $156.4 million as of December 31, 2013.

As of December 31, 2012, we were party to one floating-to-fixed interest rate swap with a notional amount of $65.0 million pursuant to which we pay a fixed rate of 5.95% including the applicable margin and receive a floating rate based on LIBOR.  The swap expired on January 18, 2013.  As of December 31, 2012, we recorded a liability of $0.8 million relating to the fair value of the swap.  The change in fair value of the swap in 2012 has been recognized in our income statement.  The fair value of the interest rate swap is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We used swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2013, included as Item 18 of this report.

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

Royal Bank of Scotland plc (“RBS”)

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries (except that as of December 31, 2013, DHT Holdings had made total payments of $37.1 million related to advances for vessels under construction).  As of December 31, 2013, DHT Maritime’s subsidiaries owned six of our vessels.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401.0 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The RBS Credit Facility consisted of a $236.0 million term loan, a $150.0 million vessel acquisition facility and a $15.0 million working capital facility.  DHT Maritime was the borrower under the RBS Credit Facility and its vessel-owning subsidiaries were the sole guarantors of its performance thereunder.  The RBS Credit Facility was secured by, among other things, a first priority mortgage and assignment of earnings on each of the vessels that were owned by DHT Maritime’s subsidiaries and a pledge of the balances in certain bank accounts on each of the vessels that were owned by DHT Maritime’s subsidiaries.

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

As of December 31, 2012, borrowings under the initial $236.0 million term loan bore interest at an annual rate of LIBOR plus a margin of 0.70%.  Borrowings under the vessel acquisition portion of the RBS Credit Facility bore interest at an annual rate of LIBOR plus a margin of 0.85%.  To reduce our exposure to fluctuations in interest rates, we historically entered into interest rate swaps.  On October 16, 2007, we fixed the interest rate for five years on $100 million of our outstanding debt at a rate of 5.95% through a swap agreement with respect to $92.7 million effective as of December 4, 2007 and a further $7.3 million effective as of January 18, 2008.  That swap agreement expired on January 18, 2013.

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

On April 29, 2013, we entered into an agreement to amend and restate the RBS Credit Facility, whereby, upon satisfaction of certain conditions, including (i) the aforementioned prepayment of $25.0 million, (ii) the payment of an amendment fee and (iii) the provision of an unconditional parent guarantee by DHT Holdings to guarantee the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility removed, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the second quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis)  in the prior quarter towards prepayment of the loan with free cash flow defined as shipping revenues, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of  $7.5 million for each such quarter.  If the actual capital expenses for any fiscal quarter differs from the estimated capital expenses by more than $500,000, the capital expense estimate applicable to the next fiscal quarter may be decreased (by the amount of such excess) or increased (by the amount of such deficit), as applicable.

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

The RBS Credit Facility provides that in the event of either the sale or total loss of a vessel, DHT Maritime and its subsidiaries must prepay an amount under the credit facility equal to 100% of the proceeds of the sale or total loss of a vessel, and in the case of a sale, less brokers’ commissions.

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

The full amount of the DHT Phoenix Credit Facility was borrowed on March 1, 2011 and is repayable in nineteen quarterly installments of $0.6 million from June 1, 2011 to December 1, 2015, and a final payment of $15.9 million on March 1, 2016.  In addition, DHT Phoenix, Inc. is required to apply one third of quarterly free cash flow (defined as DHT Phoenix’s earnings less the vessel’s operating expenses, any scheduled debt instalments and any special survey, dry docking or intermediate survey costs) to prepay up to an aggregate amount of up to $2 million over the term of the loan.  These prepayments will be applied to reduce the final payment.

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

DHT Holdings covenants that, throughout the term of the DHT Phoenix Credit Facility, DHT Holdings on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets with value adjusted defined as and adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

On March 7, 2012, we entered into an agreement to amend the DHT Phoenix Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00%, and (iii) the removal of the cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow (defined as DHT Phoenix’s earnings less the vessel’s operating expenses, any scheduled debt instalments and any special survey, dry docking or intermediate survey costs) to prepay an aggregate amount of up to $2 million over the term of the loan.

DNB Bank ASA (“DNB”)

DHT Eagle Credit Facility

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

DHT Holdings covenants that, throughout the term of the DHT Eagle Credit Facility, DHT Holdings, on a consolidated basis, shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets with value adjusted defined as and adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

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

DHT Falcon and DHT Hawk Credit Facility

On February 10, 2014, two wholly-owned subsidiaries, DHT Falcon Limited and DHT Hawk Limited (the “Borrowers”) entered into the DHT Falcon and DHT Hawk Credit Facility for up to $50.0 million with DNB, as lender, and us as guarantor.  In connection with the deliverey of the DHT Falcon and DHT Hawk in February 2014, the Borrowers borrowed $49.0 million under the credit facility.  Borrowings bear interest at a rate equal to a margin of 325 basis points plus LIBOR and mature in February 2019.

The DHT Falcon and DHT Hawk Credit Facility is repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019.

The DHT Falcon and DHT Hawk Credit Facility is secured among others by a first priority mortgage on the DHT Falcon and the DHT Hawk, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of DHT Falcon Limited’s and DHT Hawk Limited’s bank accounts and a first priority pledge over the shares in the Borrowers.  The DHT Falcon and DHT Hawk Credit Facility contains covenants that prohibit the Borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The DHT Falcon and DHT Hawk Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secure the Borrower’s obligations under the credit facility be no less than 135% of their borrowings under the DHT Falcon and DHT Hawk Credit Facility.

DHT Holdings covenants that, throughout the term of the DHT Falcon and DHT Hawk Credit Facility, DHT Holdings, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt with value adjusted defined as and adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Safe Harbor

Applicable to the extent the disclosures required by Items 5.E and 5.F of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	58	Class III Director and Chairman
Einar Michael Steimler	66	Class I Director
Rolf A. Wikborg	55	Class III Director
Robert N. Cowen	65	Class I Director
Svein Moxnes Harfjeld	49	Chief Executive Officer
Trygve P. Munthe	52	President
Eirik Ubøe	53	Chief Financial Officer
Svenn Magne Edvardsen	44	Technical Director

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors. Mr. Erik A. Lind has more than 30 years’ experience in corporate banking, global shipping and specialized and structured asset financing. Mr. Lind is currently the Chief Executive Officer and a director of Tufton Oceanic Limited as well as a director of Tufton Oceanic Finance Group Limited and all its principal subsidiaries (including Tufton Oceanic (Isle of Man) Limited). Prior to this he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the boards of RK Offshore International Holding Limited and ACS Shipping Limited and on the advisory board of A.M. Nomikos. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

Einar Michael Steimler—Director. Mr. Einar Michael Steimler has over 38 years’ experience in the shipping industry. From 2008 to 2011 he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until end 2007. Mr. Steimler serves as a non-executive director on the board of Scorpio Bulkers, Inc. From 1998 to 2010, Mr. Steimler served as a Director of Euronav. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics. Mr. Steimler is a resident of the United Kingdom and a citizen of Norway.

Rolf A. Wikborg—Director. Mr. Rolf A. Wikborg has over 28 years’ experience in the shipping industry. Mr. Wikborg was a founding partner of AMA Capital Partners, a maritime merchant banking firm involved in the shipping, offshore and cruise sectors. Prior to founding the AMA, Mr. Wikborg worked with Fearnleys in Norway and Mexico. He now runs his own maritime investment banking practice. He is a director of Western Bulk and is representing New York based Capital Link in Scandinavia. Mr. Wikborg holds a Bachelor of Science in Management Sciences from the University of Manchester, England. Mr. Wikborg is a citizen and resident of Norway.

Robert N. Cowen—Director. Mr. Robert N. Cowen has over 25 years of senior level executive experience in the shipping industry. Since March 2012, he has served as consultant and then Senior Vice President Finance and Administration of Chemlube International LLC, a company engaged in the trading and distribution of base oils and the blending and distribution of lubricants. From February 2010 to January 2012, he served as a Managing Director of Lincoln Vale LLC, an alternative investment management firm with a focus on investing in dry bulk shipping. From February 2007 to December 2007 he served as Chief Executive Officer of OceanFreight, Inc. From October 2005 to December 2006, Mr. Cowen was a partner in Venable LLP. Prior to this, Mr. Cowen worked for 25 years at OSG where he served as Chief Operating Officer from 1999 until 2005. Mr. Cowen holds an A.B. degree from Cornell University and a J.D. degree from the Cornell Law School.  Mr. Cowen is a resident and citizen of the United States.

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

DIRECTORS’ COMPENSATION

In 2013, each member of our board of directors was paid an annual fee of $47,500, plus reimbursement for expenses incurred in the performance of his or her duties as a member of our board of directors.  We paid the chairman an additional $65,000 to compensate him for the extra duties incident to that office.  We paid the chairperson of each of our audit, nomination, compensation and corporate governance committees an additional $11,750 and we paid an additional $4,750 to each of the other members of our committees.  We paid each director $1,250 for each board of directors meeting attended.  From February 19, 2014 each member of our board of directors will be paid an annual fee of $67,500, plus reimbursement for expenses incurred in the performance of his or her duties as a member of our board of directors.  We will pay the chairman an additional $65,000 annually to compensate him for the extra duties incident to that office.  We will pay each member of each of our audit, nomination, compensation and corporate governance committees an additional $6,000 per year.  We will pay the chairperson of our audit committee an additional $20,000 per year and the chairperson of each of our nomination, compensation and corporate governance committees an additional $15,000 per year.  We will no longer pay each director for meetings attended.

On January 31, 2012, the chairman was awarded 3,333 shares of restricted stock, of which 2,000 shares vest in three equal amounts in March 2013, March 2014 and March 2015, subject to the chairman remaining a member of our board of directors.  The remaining 1,333 shares of restricted stock awarded to the chairman vest in three equal amounts in March 2013, March 2014 and March 2015, subject to the chairman remaining a member of our board of directors and certain market conditions.  On January 31, 2012, the four other members of our board of directors as of such date were each awarded 2,292 shares of restricted stock, of which 1,375 shares vest in three equal amounts in March 2013, March 2014 and March 2015, subject to each member of our board of directors remaining a member of our board of directors.  The remaining 917 shares of restricted stock awarded to each member of our board of directors vest in three equal amounts in March 2013, March 2014 and March 2015, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  During the vesting period of the shares of restricted stock awarded to our directors on January 31, 2012, each director will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to each director as the shares vest.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.  In March 2013, the vesting criteria for all restricted shares that vest subject to the board member remaining a member of our board of directors and certain market conditions was changed to be subject to each member of our board of directors remaining a member of our board of directors only.  On March 11, 2013, Mr. Lind, Mr. Wikborg, Mr. Steimler and Mr. Cowen were each awarded 12,000 shares of restricted stock that vest in two equal amounts in September 2013 and March 2014 subject to each member of our board of directors remaining a member of our board of directors. In February 2014, Mr. Lind, Mr. Wikborg, Mr. Steimler and Mr. Cowen were each awarded 8,500 shares of restricted stock, of which 4,250 shares vest in three equal amounts in February 2015, 2016 and 2017, subject to each member of our board of directors remaining a member of our board of directors.  The remaining 4,250 shares of restricted stock awarded to each member of our board of directors vest in three equal amounts in February 2015, 2016 and 2017, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  Additionally, in February 2014, Mr. Lind, Mr. Wikborg, Mr. Steimler and Mr. Cowen were each conditionally awarded 29,000 shares of restricted stock, of which 14,500 shares vest in three equal amounts in February 2015, 2016 and 2017, subject to each member of our board of directors remaining a member of our board of directors.  The remaining 14,500 shares of restricted stock conditionally awarded to each member of our board of directors vest in three equal amounts in February 2015, 2016 and 2017, subject to each member of our board of directors remaining a member of our board of directors and certain market conditions.  The award of the 116,000 shares of restricted stock is conditioned upon the approval by our shareholders of an amendment to the 2012 Plan to increase the authorized number of shares of our common stock that may be awarded pursuant to the 2012 Plan.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

In 2013 our chief executive officer, Mr. Svein Moxnes Harfjeld received an annual salary of NOK 3,780,000 and our president, Mr. Trygve P. Munthe, received an annual salary of NOK 3,150,000.  Our chief financial officer, Mr. Eirik Ubøe, received an annual salary of NOK 1,900,000 and a cash bonus of NOK 100,000.  Our technical director, Mr. Svenn Magne Edvardsen, received an annual salary of NOK 1,900,000 and a cash bonus of NOK 150,000.  In addition, each executive officer participates in a defined benefit pension plan under which NOK 453,090, NOK 517,188, NOK 217,368 and NOK 186,234 was set aside for each of the executives, respectively.  Also, each executive is reimbursed for expenses incurred in the performance of his duties as our executive officer and receives the equity-based compensation described below.

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

In June 2013, Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen were each awarded 125,000, 125,000, 10,000 and 50,000 shares of restricted stock and 125,000, 125,000, 10,000 and 50,000 stock options, respectively.  Half of the restricted stock vest in three equal amounts in December 2015, 2016 and 2017 subject to continued employment with us and half of the restricted stock vest on the earliest date prior to June 13, 2018 on which the closing price for the shares is equal to or greater then $7.75, subject to continued employment with us. The stock options have a term of five years and are subject to continued employment on the exercise date.  Half of the stock options have an exercise price of $7.75 and half have an exercise price of $10.70. In March 2013, Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen were each awarded 85,000, 85,000, 20,000 and 40,000 shares of restricted stock, respectively, that vest in two equal amounts in September 2013 and March 2014 subject to continued employment with us.  On January 31, 2012, Mr. Harfjeld and Mr. Munthe were each awarded 12,500 shares of restricted stock that vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us.  On January 31, 2012, Mr. Ubøe was awarded 2,917 shares of restricted stock that vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us.    On January 31, 2012, Mr. Edvardsen was awarded 5,417 shares of restricted stock that vest in three equal amounts in March 2013, March 2014 and March 2015 subject to continued employment with us.  During the relevant vesting periods of the shares of restricted stock awarded to Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen, each executive officer will be credited with an additional number of shares of restricted stock in an amount equal to the value of the dividends that would have been paid on the awarded shares had the shares vested on the date of the award.  These additional shares will be transferred to Mr. Harfjeld, Mr. Munthe, Mr. Ubøe, and Mr. Edvardsen as their shares vest.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.  In March 2013, the vesting criteria for all restricted shares that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only.  In February 2014, Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen were each awarded 51,000, 51,000, 20,000 and 20,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions.  Additionally, in February 2014, Mr. Harfjeld, Mr. Munthe, Mr. Ubøe and Mr. Edvardsen were each conditionally awarded 174,000, 174,000, 55,000 and 55,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock conditionally awarded vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions. The award of the 458,000 shares of restricted stock is conditioned upon the approval by our shareholders of an amendment to the 2012 Plan to increase the authorized number of shares of our common stock that may be awarded pursuant to the 2012 Plan.

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

The Plans were established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The Plans are identical in all material respects, except that the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2012 Plan is 1,075,000 subsequent to an increase from 455,000 shares approved by our stockholders at the Annual Stockholders Meeting in June 2013.

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

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2012 Plan is 1,075,000.  If an award granted under the Plans is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plans.  However, no additional awards can be granted under the 2011 Plan and the 2005 Plan.

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

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Each of Mr. Erik Lind and Mr. Rolf Wikborg were initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Robert N. Cowen was initially appointed in May 2010.  The term of our Class I directors, Mr. Steimler and Mr. Cowen, expires in 2014 and the term of our Class III directors, Mr. Lind and Mr. Wikborg, expires in 2015.  We currently have no Class II Directors, whose term would expire in 2016.  Mr. Lind and Mr. Wikborg were re-elected as our Class III directors at our annual stockholders meeting on June 26, 2012 and Mr. Steimler and Mr. Cowen were re-elected as our Class I directors at our annual stockholders meeting on June 14, 2011.  Under the Investor Rights Agreement between DHT and Anchorage Illiquid Opportunities Offshore Master III, L.P. (“Anchorage”), dated as of May 1, 2012 (as amended, the “Investor Rights Agreement”), Anchorage had the right to appoint a member of the board of directors so long as Anchorage continued to own at least 7.5% of the voting stock of the Company. In connection with Anchorage ceasing to hold at least 7.5% of the voting stock of the Company, Mark McComiskey, who was appointed to the board by Anchorage in accordance with the Investor Rights Agreement, resigned from the Board in February 2014. Upon the resignation of Mark McComiskey, who was a Class II director, we no longer have a Class II director. We will reclassify our board at or prior to our 2014 annual meeting of stockholders to cause there to be an equal number (or as equal as possible number) of directors in each class.

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

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements.  Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.  In addition to Mr. Lind, the members of the audit committee are Mr. Cowen (chairperson) and Mr. Wikborg.

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

The purpose of our nominating committee is to (i) identify individuals qualified to become members of board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments and (iii) review and make recommendations for executive management appointments.  The members of the nominating committee are Mr. Lind (chairperson), Mr. Steimler and Mr. Cowen.

The purpose of our corporate governance committee is to (i) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (ii) coordinate an annual evaluation of the board of directors and its chairman.  The members of the corporate governance committee are Mr. Wikborg (chairperson) and Mr. Cowen.

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

As of December 31, 2013, we had 8 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Stockholders.”  See “Item 6.B Compensation” for a description of the company’s Incentive Compensation Plans under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of February 27, 2014. We have one class of common stock outstanding with each outstanding share entitled to one vote.

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock	Percentage of Shares of Common Stock (1)
Anchorage Capital Group, L.L.C. (2)	5,182,558	7.5%
Canyon Capital Advisors LLC (3)	4,961,200	7.2%
Claren Road Credit Master Fund, Ltd. (4)	4,582,700	6.6%
Tufton Oceanic (Isle of Man) Limited (5)	4,510,300	6.5%
Solus Alternative Asset Management LP (6)	3,607,400	5.2%
Directors
Erik A. Lind (7)	34,731	*
Rolf A. Wikborg (8)	30,241	*
Einar Michael Steimler (8)	31,517	*
Robert Cowen (8)	43,217	*
Executive Officers
Svein Moxnes Harfjeld (9)	351,819	*
Trygve P. Munthe (9)	349,634	*
Eirik Ubøe (10)	71,613	*
Svenn Magne Edvardsen (11)	139,412	*

Directors and executive officers as a group (8 persons) (12)	1,052,184	1.5%

*	Less than 1%
(1)	Based on 69,255,293 shares of common stock issued and outstanding on February 27, 2014.
(2)
Based upon a Schedule 13D/A filed with the SEC on January 24, 2014 by Anchorage Capital Group, L.L.C. (“Anchorage”)  on behalf of itself and certain reporting persons and upon information provided to us by Anchorage.

(3)
Based upon a Schedule 13G filed with the SEC on February 11, 2014 by Canyon Capital Advisors LLC on behalf of itself and certain reporting persons and information provided to us by Canyon Capital Advisors LLC.

(4)
Based upon a Schedule 13G filed with the SEC on December 18, 2013 by Claren Road Credit Master Fund, Ltd. and Claren Road Asset Management, LLC (“Claren Road”) and information provided to us by Claren Road.

(5)
Based upon a Schedule 13G filed with the SEC on December 5, 2013 by Tufton Oceanic (Isle of Man) Limited on behalf of itself and certain reporting persons and information provided to us by Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P. and their respective affiliates.

(6)	Based upon information provided to us by Solus Alternative Asset Management LP.
(7)	Includes 17,834 shares of restricted stock subject to vesting conditions.
(8)	Includes 16,791 shares of restricted stock subject to vesting conditions.
(9)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 166,412 shares of restricted stock subject to vesting conditions.

(10)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018, 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 and 965 options with an exercise price of $144 per share and expiring on October 18, 2015. Includes 38,610 shares of restricted stock subject to vesting conditions.

(11)
Does not include 25,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 25,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 70,279 shares of restricted stock subject to vesting conditions.

(12)	Includes 509,922 shares of restricted stock subject to vesting conditions.

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

In connection with the Private Placement, on November 24, 2013, we entered into a stock purchase agreement (the “Stock Purchase Agreement”) with certain investors.  Pursuant to the terms of the Stock Purchase Agreement, each investor agreed, among other things, to vote all of the shares of our common stock that such investor held in favor of an amendment to our articles of incorporation to increase the authorized number of shares of common stock and capital stock.  The aggregate number of shares of our common stock subject to the voting arrangements set forth in the Stock Purchase Agreement was 18,372,058, or approximately 63% of our outstanding common stock as of December 13, 2013, the record date for the special meeting called for purposes of considering the Amendment.  Additionally, an affiliate of Anchorage purchased 2,105 shares of our Series B Participating Preferred Stock in the Private Placement, and affiliates of Tufton Oceanic Limited purchased 1,827,000 shares of our common stock and 13,305 shares of our Series B Participating Preferred Stock in the Private Placement.  Erik A. Lind, the chairman of our board of directors, is the Chief Executive Officer and a director of Tufton Oceanic Limited.  Additionally, in connection with the Registered Direct Offering, we sold 1,352,800 shares of common stock to affiliates of Tufton Oceanic Limited.

On May 2, 2012, we entered into an Investor Rights Agreement with the Anchorage Illiquid Opportunities Offshore Master III, L.P. (the “Anchorage Investor”), an affiliate of Anchorage, and entered into an Amendment to the Investor Rights Agreement with the Anchorage Investor on November 24, 2013 (as amended, the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, (1) we agreed to increase the size of our board of directors by one individual (to be selected by the Anchorage Investor) so long as the Anchorage Investor owned at least 7.5% of the voting power of our capital stock, and (2) subject to certain conditions, the Anchorage Investor had the right to appoint one designee to attend meetings of our board of directors as a non-voting observer.  The Anchorage Investor ceased to own at least 7.5% of the voting power of our capital stock in February 2014 and, in connection therewith, the director appointed by the Anchorage Investor resigned from our board of directors.  The Anchorage Investor agreed, as an investor party to the Stock Purchase Agreement, to vote all of the shares of our common stock and Series B Participating Preferred Stock that it held in favor of a proposed increase in the number of authorized shares of our common stock and capital stock.  We agreed to provide certain customary registration rights to the Anchorage Investor.

Further, we have issued certain guarantees for certain of our subsidiaries.  This mainly relates to the credit facilities with RBS, DNB, DVB and the DHT Falcon and DHT Hawk Credit Facility, which are guaranteed by DHT Holdings.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS
See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS
See Item 18.

3.	AUDIT REPORTS
See Reports of Independent Registered Public Accounting Firm on pages F-2 through F-4.

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

In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividend paid related to the first quarter of 2009 was $3.00 per share.  For the last three quarters related to 2009, we did not pay any dividends.  For each of the four quarters related to 2010, we paid a dividend of $1.20 per share.  The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per common share, respectively.  With respect to the Series A Participating Preferred Stock issued in May 2012, the dividends paid related to the four quarters of 2012 amounted to $3.40, $3.40, $0.28 and $0.28 per common share, respectively. The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02, $0.02 and $0.02 per common share, respectively.  With respect to the Series A Participating Preferred Stock issued in May 2012, the dividends paid related to the four quarters of 2013 amounted to $0.25, $0.00, $0.00 and $0.00 per common share, respectively.  No dividends related to the four quarters of 2013 were paid on Series B Participating Preferred Stock.

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

The following table lists the high and low sales prices for our common stock for the periods indicated as reported:
	High	Low
Year ended:
December 31, 2009*	$84.60	$40.20
December 31, 2010*	58.68	39.60
December 31, 2011*	62.28	7.92
December 31, 2012*	18.36	3.54
December 31, 2013	6.95	3.99

Quarter ended:
March 31, 2012*	18.36	8.79
June 30, 2012*	12.00	7.20
September 30, 2012*	8.46	5.36
December 31, 2012		3.54
March 31, 2013	4.90	4.01
June 30, 2013	5.07	4.05
September 30, 2013	4.79	3.99
December 31, 2013	6.95	4.36
March 31, 2014 (1)	8.57	6.60

Month ended:
August 31, 2013	4.66	4.02
September 30, 2013	4.54	3.99
October 31, 2013	5.50	4.36
November 30, 2013	5.74	4.97
December 31, 2013	6.95	5.55
January 31, 2014	8.57	6.60
February 28, 2014(2)	8.20	7.40

*	Share prices adjusted to account for 12-for-1 reverse stock split that became effective after the close of trading on July 16, 2012.
(1)	For the period of January 1, 2014 through February 27, 2014.
(2)	For the period of February 1, 2014 through February 27, 2014.

5.	TYPE AND CLASS OF SECURITIES
Not applicable.

6.	LIMITATIONS OF SECURITIES
Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that are currently in effect.  Because the following is only a summary, it does not contain all information that you may find useful.  For more complete information you should read our amended and restated articles of incorporation and bylaws, each listed as an exhibit to this report.

PURPOSE

Our purpose, as stated in Article II of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.  Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

We are registered in the Republic of the Marshall Islands at the Registrar of Corporations for non-resident corporations, under registration number 39572.

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2013, we had outstanding 29,040,974 shares of common stock and 97,579 shares of Series B Participating Preferred Stock.  As of February 27, 2014, we had outstanding 69,255,293 shares of common stock and no shares of any class of preferred stock.  All of our shares of stock are in registered form, and as of December 31, 2013 and February 27, 2014, neither we nor our subsidiaries hold any shares of common stock or Series B Participating Preferred Stock in treasury.

Description of Common Stock

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

Description of Preferred Stock

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

Series A Participating Preferred Stock

In connection with our backstopped equity offering and concurrent private placement that closed in May 2012, we designated and issued 442,666 shares of a new series of preferred stock, Series A Participating Preferred Stock, par value $0.01 per share (the “Series A Participating Preferred Stock”).   On June 30, 2013, all outstanding shares of Series A Participating Preferred Stock were mandatorily exchanged for shares of our common stock at a 1:17 ratio.  The terms of the Series A Participating Preferred Stock were governed by a Certificate of Designation attached as Exhibit 3.1 to the Report on 6-K filed with the SEC on May 3, 2012, and it is incorporated by reference to this report.

Series B Participating Preferred Stock

In connection with the Private Placement, we designated and issued 97,579 shares of a new series of preferred stock, the Series B Participating Preferred Stock, par value $0.01 per share (the “Series B Participating Preferred Stock”).  On February 4, 2014, all outstanding shares of Series B Participating Preferred Stock were mandatorily exchanged into shares of our common stock at a 1:100 ratio.  The terms of the Series B Participating Preferred Stock were governed by a Certificate of Designation attached as Exhibit 3.1 to the Report on 6-K filed with the SEC on December 2, 2013, and it is incorporated by reference to this report.

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

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares.  In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares.  The dissenting stockholder must follow the procedures set forth in the BCA to receive payment.  In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

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

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest or (2) the removal of incumbent officers and directors.

Issuance of Capital Stock

Under the terms of our amended and restated articles of incorporation and the laws of the Republic of the Marshall Islands, our board of directors has authority, without any further vote or action by our stockholders, to issue any remaining authorized shares of blank check preferred stock and any remaining authorized shares of our common stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans.  While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands	Delaware

Stockholder Meetings

Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

May be held in or outside of the Marshall Islands	May be held in or outside of Delaware

Notice:	Notice:

 –> Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

–> Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

–> A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	–> Written notice shall be given not less than 10 nor more than 60 days before the meeting

Stockholder’s Voting Rights

Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote	Stockholders may act by written consent to elect directors by all the stockholders entitled to vote

Any person authorized to vote may authorize another person or persons to act for him by proxy	Any person authorized to vote may authorize another person to act for him by proxy

Unless otherwise provided in the articles of incorporation, majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting
For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum.

No provision for cumulative voting
For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

The certificate of incorporation may provide for cumulative voting

Marshall Islands	Delaware

Directors

The board of directors must consist of at least one member	The board of directors must consist of at least one member

Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter’s Rights of Appraisal

Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

–> Alters or abolishes any preferential right of any outstanding shares having preference; or

–> Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

–> Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

–> Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Stockholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic

Attorney’s fees may be awarded if the action is successful

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

C.	MATERIAL CONTRACTS

Other than the Executive Officer Employment Agreements (described below), our charters, the Ship Management Agreements (as amended), our Guarantees, the RBS Credit Facility (as amended), the DHT Phoenix Credit Facility (as amended), the DHT Eagle Credit Facility (as amended), the DHT Falcon and DHT Hawk Credit Facility, the Investment Agreement, Letter Agreement with Anchorage and Investor Rights Agreement (each as described below), the OSG claim sale agreements (described above), the HHI Agreements, the Stock Purchase Agreement, the Ship Purchase Agreements and the LOI, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

Investment Agreement

Pursuant to an investment agreement with us dated as of March 19, 2012 (the “Investment Agreement”), the Anchorage Investor agreed to purchase a number of shares of Series A Participating Preferred Stock equivalent to the amount of offered subscription lots that were not purchased in our May 2012 equity offering at a price of $140 per share (the “Backstop Commitment”).  Separate from the Backstop Commitment, the Anchorage Investor committed to purchase 53,571 shares of Series A Participating Preferred Stock at a price of $140 per share (the “Additional Purchase Commitment”).  In connection with the Backstop Commitment and the Additional Purchase Commitment, we agreed to pay the Anchorage Investor a transaction fee in an amount equal to, and in the form of, 21,429 shares of Series A Participating Preferred Stock, which amount represented approximately 3.75% of the proposed value of the equity offering and concurrent private placement.  All shares of Series A Participating Preferred Stock delivered to the Anchorage Investor in connection with the transactions were purchased directly from (or paid directly by) us on a private basis and were not registered at the time of delivery.

Letter Agreement with Anchorage

In connection with our entry into the Investment Agreement with the Anchorage Investor, we entered into a letter agreement with Anchorage dated as of March 19, 2012, whereby Anchorage agreed to comply, and to cause certain of its affiliates to comply, with the covenants in the Investment Agreement.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement dated as of May 2, 2012, and subject to certain conditions described therein, the Anchorage Investor received certain customary registration rights with respect to common stock it receives in exchange for the Series A Participating Preferred Stock it purchased in the Backstop Commitment and the Additional Purchase Commitment, as well as governance rights over us, including the following:

●
The right to designate for appointment upon the consummation of the May 2012 equity offering (and, at the expiration of such director’s term, so long as Anchorage and its affiliate group beneficially own at least 20% of the voting power of our outstanding capital stock (the “Extended Expiration Time”), designate for nomination) one director to the DHT Holdings board. If the Anchorage Investor has no designees on the board, then prior to the Extended Expiration Time, the Anchorage Investor may appoint a board observer.

●	The right to designate a director to serve as chair of an investment committee to be established and maintained by our Board.

●	Approval rights over the purchase of one or more vessels and increases in the number of directors on the DHT Holdings board above seven.

Under the Investor Rights Agreement, the Anchorage Investor also agreed to certain customary standstill, transfer restrictions and voting agreement provisions.  We agreed to provide certain customary registration rights to the Anchorage Investor in connection with the common stock it receives upon exchange of the Series A Participating Preferred Stock it acquired in the concurrent private placement.

On November 24, 2013, we entered into an amendment to the Investor Rights Agreement providing that the Anchorage Investor had the right to designate one director to the DHT Holdings board so long as Anchorage and its affiliates beneficially own at least 7.5% of the voting power of our outstanding capital stock.  On February 11, 2014, Anchorage and its affiliates ceased to own at least 7.5% of the voting power of our outstanding capital stock.  In connection therewith, Anchorage’s appointee to our board of directors resigned as a director.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Code,  the Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

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

“U.S. source gross transportation income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.  Except as discussed below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions.  Shipping income attributable to transportation exclusively between non-U.S. ports generally will not be subject to U.S. federal income tax.

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

(i)
our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of all of our outstanding stock, referred to as the “trading threshold test”;

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

Notwithstanding the foregoing, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such stock is owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such stock, referred to as the “5 Percent Override Rule”.

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

In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly-Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test.  In either case, we would have to satisfy certain substantiation requirements regarding the identity and certain other aspects of our stockholders which generally would require that we receive certain statements from certain of our direct and indirect stockholders.  These requirements are onerous and there is no assurance that we would be able to satisfy them.

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2014, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

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

We believe that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business.  Such income would be “effectively connected” only if:

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

We believe that we will not meet these conditions because we do not have, and we do not intend to have or permit circumstances that would result in our having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

Income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above.  Such income is subject to either a 30% gross-basis tax or to a U.S. federal corporate income tax on net income at rates of up to 35% (and the branch profits tax described above).  Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder”.  For this purpose, a “U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes:

●
is an individual who is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. trust,

●	owns our common stock as a capital asset, and

●	owns actually and constructively less than 10% of our common stock by vote and value.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, the tax treatment of the partnership and certain determinations made at the partner level.  A partner in a partnership holding our common stock is urged to consult its own tax advisor.

Distributions on our Common Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles (“E&P”).  Distributions in excess of such E&P will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock (determined separately for each share) on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.  Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20% provided that (i) our common stock is readily tradable on an established securities market in the United States (such as the NYSE), which we expect to be the case; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us.  If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

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

Sale, Exchange or Other Disposition of Our Common Stock

Provided that we are not a PFIC for any taxable year, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of U.S. Non-Corporate Holders are eligible for a maximum 20% preferential tax rate.  A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes.  In particular, U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either

●
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that the gross income we derive, or are deemed to derive, from our time chartering activities is properly treated as services income rather than rental income.  Assuming this is correct, our income from time chartering activities would not constitute “passive income,” and the assets we own and operate in connection with the production of that income would not constitute passive assets.  Consequently, based upon our actual and projected income, assets and activities, we believe it is more likely than not that we are not currently a PFIC and will not become a PFIC in the foreseeable future.

There is substantial legal authority supporting the position that we are not a PFIC consisting of case law and IRS pronouncements concerning the characterization of income derived from time chartering activities as services income for other tax purposes. Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS stated that it disagrees with the holding of this Fifth Circuit case, and that income from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given the IRS or a court will accept this position, and there is a risk that the IRS or a court could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we are a PFIC for any taxable year during which a U.S. Holder owns our common stock, such U.S. Holder will, for the 2013 taxable year and any subsequent taxable year during which we are treated as a PFIC, be required to file IRS Form 8621 with his or her U.S. federal income tax return to report his or her ownership of our common stock if the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

In addition, as discussed more fully below, if we were treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder made an election to treat us as a “Qualified Electing Fund”, which election is referred to as a “QEF election”.  As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock  as discussed below.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  Any such income inclusions would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above.  The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P.  Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above.  Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election”.

A QEF election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC.

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for any taxable year and our common stock is treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return.  We believe our common stock will be treated as “marketable stock” for this purpose.

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

Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election

Finally, if we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such common stock or preferred stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock.  If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.  Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder held our common stock and for which the holder did not make a QEF election.

Medicare Tax

A U.S. Non-Corporate Holder (excluding certain trusts within a special class of trusts that is exempt from such tax) is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  Such a U.S. Holder’s net investment income will generally include such U.S. Holder’s gross dividend income and net gains from the disposition of our common stock, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  A U.S. Non-Corporate Holder is urged to consult the holder’s own tax advisor regarding the applicability of the Medicare tax to the holder’s ownership of our common stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder”.  For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.  If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, any income from the common stock, including dividends and the gain from the sale, exchange or other disposition of such stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, if you are a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, your E&P that is attributable to the effectively connected income, which is subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Tax Return Disclosure Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a non-U.S. corporation, including our common stock, is a specified foreign asset for this purpose. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form.

Backup Withholding and Information Reporting

In general, dividend payments (or other taxable distributions) and proceeds from the disposition of our common stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder.  Such distributions may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

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

Backup withholding is not an additional tax.  Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2013 by approximately $1.5 million based upon our debt level as of December 31, 2013 ($1.5 million in 2012).  We have only immaterial currency risk since all income and all vessel expenses are in US dollars.

We are exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions.  Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2013 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 based on the provisions of Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission or “COSO”.  Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2013 based on the criteria in Internal Control—Integrated Framework issued by COSO.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on page F-2.

D.	CHANGES IN INTERNAL CONTROL OVER REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

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

The following table shows the fees for professional services provided by Ernst & Young AS, our former independent registered public accounting firm, and Deloitte AS, our current Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2011, 2012 and 2013.

Fees	2011	2012	2013
Audit Fees (1)	$195,900	$214,400	$328,440
Audit-Related Fees (2)	212,500	46,400	30,575
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$408,400	$260,800	$359,419

(1)
Audit fees for 2011, 2012 and 2013 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2010, 2011 and 2012, respectively.

(2)
Audit-related fees for 2013 consisted of $26,199 in respect of quarterly limited reviews and $4,376 related to other services.  Audit-related fees for 2012 consisted of $36,600 in respect of quarterly limited reviews and $9,800 related to other services.  Audit-related fees for 2011 consisted of $75,700 in respect of quarterly limited reviews, $70,800 in attest services not required by statute or regulation and $66,000 in respect of services rendered for preparation of a registration statement on Form F-3, comfort letter, out-of-pocket expenses and other services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2013.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are fully compliant with the listing standards of the NYSE applicable to foreign private issuers.  Except to the extent described in “Item 10.B. Additional Information─Memorandum and Articles of Association”, our corporate governance practices do not significantly differ from those followed by U.S. companies listed on the NYSE.  A general summary of the material differences between the Business Corporation Act of the Republic of the Marshall Islands and the General Corporations Law of the State of Delaware are set forth under “Item 10.B. Additional Information─Memorandum and Articles of Association─Comparison of Marshall Islands Corporate Law to Delaware Corporate Law” above.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Deloitte AS, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1°°°°°°°°°	Amended and Restated Articles of Incorporation of DHT Holdings, Inc.

1.2++++++++	Amended and Restated Bylaws of DHT Holdings, Inc.

2.1+++	Form of Common Stock Certificate.

2.2*	Registration Rights Agreement.

2.3°	Certificate of Designation of Series A Participating Preferred Stock.

2.4°°°°°	Certificate of Designation of Series B Participating Preferred Stock.

4.1.1*	Form of RBS Credit Agreement.

4.1.2*****	Amendment No. 1 to RBS Credit Agreement.

4.1.3°°°	DVB Bank SE Credit Agreement.

4.1.4°°°	First Supplemental Agreement to DVB Bank SE Credit Agreement.

4.1.5°°°	DNB Bank ASA Credit Agreement.

4.1.6°°°	Addendum No. 1 to DNB Bank ASA Credit Agreement.

4.1.7°°°°°°°°	Amended and Restated RBS Credit Agreement.

4.2.1*	Time Charter ─ Overseas Ann.

4.2.2*	Time Charter ─ Overseas Chris.

4.2.3*	Time Charter ─ Overseas Regal.

4.2.4*	Time Charter ─ Overseas Cathy.

4.2.5*	Time Charter ─ Overseas Sophie.

4.2.6*	Time Charter ─ Overseas Rebecca.

4.2.7*	Time Charter ─ Overseas Ania.

4.2.8******	Amendment to Time Charter ─ Overseas Ania.

4.2.9******	Amendment to Time Charter ─ Overseas Ann.

4.2.10******	Amendment to Time Charter ─ Overseas Cathy.

4.2.11******	Amendment to Time Charter ─ Overseas Chris.

4.2.12******	Amendment to Time Charter ─ Overseas Rebecca.

4.2.13******	Amendment to Time Charter ─ Overseas Regal.

4.2.14******	Amendment to Time Charter ─ Overseas Sophie.

4.3.1**	Memorandum of Agreement ─ Overseas Newcastle.

4.3.2**	Memorandum of Agreement ─ Overseas London.

4.4.1*	Ship Management Agreement ─ Overseas Ann.

4.4.2*	Ship Management Agreement ─ Overseas Chris.

4.4.3*	Ship Management Agreement ─ Overseas Regal.

4.4.4*	Ship Management Agreement ─ Overseas Cathy.

4.4.5*	Ship Management Agreement ─ Overseas Sophie.

4.4.6*	Ship Management Agreement ─ Overseas Rebecca.

4.4.7*	Ship Management Agreement ─ Overseas Ania.

4.5.1***	Amendment to Ship Management Agreement ─ Overseas Ann.

4.5.2***	Amendment to Ship Management Agreement ─ Overseas Chris.

4.5.3***	Amendment to Ship Management Agreement ─ Overseas Regal.

4.5.4***	Amendment to Ship Management Agreement ─ Overseas Cathy.

4.5.5***	Amendment to Ship Management Agreement ─ Overseas Sophie.

4.5.6***	Amendment to Ship Management Agreement ─ Overseas Rebecca.

4.5.7***	Amendment to Ship Management Agreement ─ Overseas Ania.

4.5.8******	Ship Management Agreement.

4.6*	Charter Framework Agreement.

4.7*	OSG Guaranty of Charterers’ Payments under Charters and Charter Framework Agreement.

4.8*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.

4.9*	Double Hull Tankers, Inc. Guaranty of Vessel Owners’ Obligations under Charters.

4.10*	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of the Company related to existing recommendations.

4.11++++++	Employment Agreement of Svein Moxnes Harfjeld.

4.12++++++	Employment Agreement of Trygve P. Munthe.

4.13****	Employment Agreement of Eirik Ubøe.

4.13.1****	Indemnification Agreement of Eirik Ubøe by Double Hull Tankers, Inc.

4.14*	2005 Incentive Compensation Plan.

4.15*******	First Amendment to the 2005 Incentive Compensation Plan.

4.16++++	Second Amendment to the 2005 Incentive Compensation Plan.

4.17+++++	2011 Incentive Compensation Plan.

4.18+++++++	2012 Incentive Compensation Plan.

4.19+++++++++	First Amendment to 2012 Incentive Compensation Plan.

4.20++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Management Agreement.

4.21++	DHT Holdings, Inc. Guaranty of Vessel Owners’ Obligations under Charters.

4.22++	Indemnification Agreement of Eirik Ubøe by DHT Holdings, Inc.

4.23+	Nomination Agreement with MMI Group.

4.24°°	Investment Agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P.

4.25°°	Letter Agreement with Anchorage Capital Group, L.L.C.

4.26°	Investor Rights Agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P.

4.27°°°°°°	First Amendment to Investor Rights Agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P.

4.28°°°°°°°°	Employment Agreement of Svenn Magne Edvardsen (English translation).

4.29°°°°°°°°	Assignment of Claims Agreement with DHT Maritime, Inc.

4.30°°°°°°°°	Joinder to Assignment of Claims Agreement with DHT Maritime, Inc.

4.31°°°°	Assignment of Claims Agreement with Citigroup Financial Products Inc. (Dignity).

4.32°°°°	Assignment of Claims Agreement with Citigroup Financial Products Inc. (Alpha).

4.33°°°°°°°	Memorandum of Agreement with Gulf Eyadah Corporation.

4.34°°°°°°°	Memorandum of Agreement with Gulf Sheba Shipping Ltd.

4.35°°°°°°°	Shipbuilding Contract, Hull No. 2748, with Hyundai Heavy Industries Co., Ltd.

4.36°°°°°°°	Shipbuilding Contract, Hull No. 2749, with Hyundai Heavy Industries Co., Ltd.

4.37°°°°°°°	Option Agreement with Hyundai Heavy Industries Co., Ltd.

4.38°°°°°°°	Shipbuilding Contract, Hull No. 2750, with Hyundai Heavy Industries Co., Ltd.

4.39*********	DHT Falcon and DHT Hawk Credit Facility with DNB Bank ASA.

4.40********	Shipbuilding Contract, Hull No. 2781, with Hyundai Heavy Industries Co., Ltd.

4.41********	Shipbuilding Contract, Hull No. 2782, with Hyundai Heavy Industries Co., Ltd.

4.42********	Shipbuilding Contract, Hull No. 2783, with Hyundai Heavy Industries Co., Ltd.

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.

23.1	Consent of Deloitte AS.

23.2	Consent of Ernst & Young AS.

Footnotes to exhibits:

°	Incorporated herein by reference from the Company’s Form 6-K filed on May 3, 2012.
°°	Incorporated herein by reference from the Company’s Form 6-K filed on March 19, 2012.
°°°	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-32640).
°°°°	Incorporated herein by reference from the Company’s Form 6-K filed on April 2, 2013.
°°°°°	Incorporated herein by reference from the Company’s Form 6-K filed on December 2, 2013.
°°°°°°	Incorporated herein by reference from the Company’s Form 6-K filed on November 26, 2013.
°°°°°°°	Incorporated herein by reference from the Company’s Form 6-K filed on January 28, 2014.
°°°°°°°°	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-32640).
°°°°°°°°°	Incorporated herein by reference from the Company’s Form 6-K filed on January 21, 2014.
+	Incorporated herein by reference from the Company’s Form 6-K filed on May 14, 2010.
++	Incorporated herein by reference from the Company’s Form 8-K12G3 filed on March 1, 2010.
+++	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-32640).
++++	Incorporated herein by reference from the Company’s Registration Statement on Form S-8 (File No. 333-167613).
+++++	Incorporated herein by reference from the Company’s Registration Statement on Form S-8 (File No. 333-175351).
++++++	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-32640).
+++++++	Incorporated herein by reference from the Company’s Form S-8 filed on August 31, 2012.
++++++++	Incorporated herein by reference from the Company’s Form 6-K filed on February 22, 2013.
+++++++++	Incorporated herein by reference from the Company’s Form S-8 filed on August 20, 2013.
*	Incorporated herein by reference from the Company’s Registration Statement on Form F-1 (File No. 333-128460).
**	Incorporated herein by reference from the Company’s Registration Statement on Form F-3 (File No. 333-147001).
***	Incorporated herein by reference from the Company’s Form 6-K filed on May 17, 2007.
****	Incorporated herein by reference from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-32640).
*****	Incorporated herein by reference from the Company’s Form 6-K filed on September 2, 2009.
******	Incorporated herein by reference from the Company’s Form 6-K filed on February 12, 2009.
*******	Incorporated herein by reference from the Company’s Form S-8 filed on October 9, 2009.
********	Incorporated herein by reference from the Company’s Form 6-K filed on February 18, 2014.
*********	Incorporated herein by reference from the Company’s Form 6-K filed on February 20, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: February 28, 2014	By:	/s/ Svein Moxnes Harfjeld
Name: Svein Moxnes Harfjeld
Title: Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years ended December 31, 2013.  We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit. The consolidated financial statements of the Company for the year ended December 31, 2011, before the effects of the reverse stock split adjustments discussed in Note 5 and the revision to include condensed financial information of DHT Holdings, Inc. (parent company only) presented in Note 15 to the consolidated financial statements, were audited by other auditors whose report, dated March 19, 2012, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the 2012 and 2013 consolidated financial statements referred to above present fairly, in all material respects, the financial position of DHT Holdings, Inc. and its subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited the adjustments to the 2011 consolidated financial statements to retrospectively apply the reverse stock split discussed in Note 5 to the consolidated financial statements and the revision to include condensed financial information of DHT Holdings, Inc. (parent company only) presented in Note 15 to the consolidated financial statements. Our procedures for the reverse stock split included (1) comparing the amounts shown in the earnings per share disclosures for 2012 to the Company’s underlying accounting analysis, (2) comparing the previously reported shares outstanding and income statement amounts per the Company’s accounting analysis to the previously issued consolidated financial statements, and (3) recalculating the reduction in shares to give effect to the reverse stock split and testing the mathematical accuracy of the underlying analysis. Our procedures for the condensed financial information included (1) assessment of the risk of material misstatements, whether due to fraud or error, (2) examination, on a sample basis, of evidence supporting the balances and classes of transactions, (3) evaluation of the appropriateness of accounting policies used, (4) evaluation of the reasonableness of accounting estimates made by management, and (5) evaluation of the presentation of the revisions. In our opinion, such adjustments and revisions are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2011 consolidated financial statements of the Company other than with respect to the adjustments and revision and, accordingly, we do not express an opinion or any other form of assurance on the 2011 consolidated financial statements taken as a whole.

/s/ Deloitte AS

Oslo, Norway
February 27, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DHT Holdings, Inc.

We have audited, before the effects of the adjustment to retrospectively apply a reverse stock split described in Note 5 and the revision to include condensed financial information of DHT Holdings, Inc.(parent company only) described in Note 15, the consolidated statement of financial position of DHT Holdings, Inc. as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2011 (the 2011 financial statements before the effects of the adjustment discussed in Note 5 and the information in Note 15 are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply a reverse stock split described in Note 5 and the revision to include condensed financial information of DHT Holdings, Inc. (parent company only) in Note 15, present fairly, in all material respects, the consolidated financial position of DHT Holdings, Inc. at December 31, 2011, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply a reverse stock split described in Note 5 or the revision to include condensed financial information of DHT Holdings, Inc. (parent company only) in Note15 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Deloitte AS.

/s/Ernst & Young AS
Oslo, Norway
March 19, 2012

DHT Holdings, Inc.

Consolidated Statement of Financial Position

(Dollars in thousands)	Note	2013	2012

ASSETS	Note
Current assets
Cash and cash equivalents	8,9	$126,065	$71,303
Accounts receivable	4	16,951	13,874
Prepaid expenses		230	485
Bunkers		2,825	3,616
Total current assets		$146,072	$89,278

Non-current assets
Vessels	6	263,142	310,023
Advances for vessels under construction	6	37,095	—
Other property, plant and equipment		291	458
Total non-current assets		$300,527	$310,481

Total assets		$446,599	$399,759

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	7	3,529	6,199
Derivative financial instruments	8	—	772
Current portion long term debt	8,9	—	9,000
Deferred Shipping Revenues	4	2,271	155
Total current liabilities		$5,800	$16,125

Non-current liabilities
Long term debt	8,9	156,046	202,637
Total non-current liabilities		$156,046	$202,637

Total liabilities		$161,846	$218,762

Stockholders’ equity
Stock	10	291	95
Additional paid-in capital		492,027	386,159
Retained earnings/(deficit)		(210,682)	(205,258)
Other reserves		3,118	—
Total stockholders equity		284,753	180,997

Total liabilities and stockholders’ equity		$446,599	$399,759

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.

Consolidated Income Statement

	Note	Year ended December 31 2013	Year ended December 31 2012	Year ended December 31 2011
(Dollars in thousands, except share and per share amounts)

Shipping revenues	4	$87,012	$97,194	$100,123

Operating expenses
Voyage expenses		(25,400)	(10,822)	(1,286)
Vessel operating expenses	6	(24,879)	(24,387)	(30,811)
Charter hire expense	6	—	(6,892)	(6,150)
Depreciation	6	(26,230)	(32,077)	(30,278)
Impairment charge	6	—	(100,500)	(56,000)
Profit /(loss), sale of vessel		(669)	(2,231)	—
General and administrative expense	11,12	(8,827)	(9,788)	(9,152)
Total operating expenses		$(86,005)	(186,698)	(133,677)

Operating income		$1,007	(89,504)	(33,554)

Interest income		182	272	91
Interest expense	8	(4,784)	(7,330)	(7,347)
Fair value gain/(loss) on derivative financial instruments	8	—	2,702	949
Other Financial income/(expenses)	8	(325)	(33)	(230)
Profit/(loss) before tax		$(3,919)	(93,892)	(40,091)

Income tax expense	14	(207)	(161)	(181)
Net income/(loss) after tax		$(4,126)	$(94,054)	$(40,272)
Attributable to the owners of parent		$(4,126)	$(94,054)	$(40,272)

Basic net income/(loss) per share*		(0.24)	$(7.83)	$(7.70)
Diluted net income/(loss) per share*		(0.24)	$(7.83)	$(7.70)

Weighted average number of shares (basic)	5	17,541,310	12,012,133	5,229,019
Weighted average number of shares (diluted)	5	17,555,110	12,012,133	5,230,157

DHT Holdings, Inc.
Statement of Comprehensive Income

Profit / (loss) for the year		$(4,126)	$(94,054)	$(40,272)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation (loss)	8	(113)	—	—
Items that may be reclassified subsequently to profit or loss:
Reclassification adjustment from previous cash flow hedges	8	—	756	1,739

Total comprehensive income for the period		$(4,239)	(93,297)	(38,533)

Attributable to the owners of parent		$(4,239)	$(93,297)	$(38,533)

* Adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

The footnotes are an integral part of these consolidated financial statements

      DHT Holdings, Inc.

      Consolidated Statement of Changes in Stockholders’ Equity

		Common Stock			Preferred Stock
(Dollars in thousands, except per share data)
		Shares*	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital		Retained Earnings	Reserves	Cash Flow Hedges	Total equity
Balance at January 1, 2011		4,076,830	$41	$240,983	—	$—		$—	(42,188)	$—	$(2,495)	$196,341
Net income/(loss) after tax		—	—	—	—	—		—	(40,272)	—	—	(40,272)
Other comprehensive income		—	—	—	—	—		—	—		1,739	1,739
Total comprehensive income		—	—	—	—	—		—	(40,272)	—	1,739	(38,533)
Cash dividends declared and paid		—	—	—	—	—		—	(19,704)	—	—	(19,704)
Issue of stock	10	1,285,442	13	67,435	—	—		—	—	—	—	67,448
Compensation related to options and restricted stock	11	8,625	—	896	—	—		—	—	—	—	896
Balance at December 31, 2011		5,370,897	$54	$309,314		$—	$		$(102,164)	$—	$(756)	$206,448

		Common Stock			Preferred Stock
(Dollars in thousands, except per share data)
		Shares*	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves	Cash Flow Hedges	Total equity
Balance at January 1, 2012		5,370,897	$54	$309,314	—	$—	$—	(102,164)	$—	$(756)	$206,448
Net income/(loss) after tax		—	—	—	—	—	—	(94,054)	—	—	(94,054)
Other comprehensive income		—	—	—	—	—	—	—		756	756
Total comprehensive income		—	—	—	—	—	—	(94,054)	—	756	(93,297)
Cash dividends declared and paid		—	—	—	—	—	—	(9,040)	—	—	(9,040)
Issue of stock	10	2,503,200	25	17,000	442,666	5	58,969	—	—	—	75,999
Exchange of preferred stock		1,246,168	12	9,753	(73,304)	(1)	(9,765)	—	—	—	—
Compensation related to options and restricted stock	11	20,612	—	888	—	—	—	—	—	—	888
Balance at December 31, 2012		9,140,877	$91	$336,955	369,362	$4	$49,204	$(205,258)	$—	$0	$180,997

*  Adjust for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012

		Common Stock			Preferred Stock
(Dollars in thousands, except per share data)
		Shares*	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves	Cash Flow Hedges	Total equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	49,204	(205,258)	$—	$—	$180,997
Net income/(loss) after tax		—	—	—	—	—	—	(4,126)	—	—	(4,126)
Other comprehensive income		—	—	—	—	—	—	(113)	—	—	(113)
Total comprehensive income		—	—	—	—	—	—	(4,239)	—	—	(4,239)
Cash dividends declared and paid		—	—	—	—	—	—	(1,186)	—	—	(1,186)
Issue of stock	10	13,400,000	134	61,293	97,579	1	44,634	—	—	—	106,062
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)	—	—	—	—
Compensation related to options and restricted stock	11	150,368	1	—	—	—	—	—	3,118	—	3,119
Balance at December 31, 2013		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	3,118	$—	$284,753

The footnotes are an integral part of the consolidated financial statements

Transaction costs on stock issues
The amount recognized as additional paid-in capital in 2013 and 2012, respectively, is after the deduction of share issue cost of $637 and $4,056, respectively.

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

      DHT Holdings, Inc.

      Consolidated Statement of Cash Flow

(Dollars in thousands)	Note	Year ended December 31 2013	Year ended December 31 2012	Year ended December 31 2011

Cash Flows from Operating Activities:
Net income / (loss)		$(4,126)	$(94,054)	$(40,272)
Items included in net income not affecting cash flows:
Depreciation and amortization	6	26,939	32,404	30,527
Impairment charge	6	—	100,500	56,000
(Profit) / loss, sale of vessel		669	2,231	—
Fair value gain/(loss) on derivative financial instruments	8	—	(2,073)	(949)
Compensation related to options and restricted stock	11	3,118	887	897
Changes in operating assets and liabilities:
Accounts receivable	8	(3,075)	(8,853)	(4,557)
Prepaid expenses	8	255	1,298	930
Other long term receivables	8	—	54	790
Accounts payable and accrued expenses	7	(2,786)	956	813
Prepaid charter hire	7	2,117	(8,202)	269
Other non-current liabilities	7	—	(340)	(117)
Bunkers		791	(3,616)	—
Net cash provided by operating activities		$23,902	21,192	44,331

Cash Flows from Investing Activities:
Investment in vessels	6	(39,207)	(3,819)	(122,574)
Sale of vessels		22,233	13,662	—
Investment in property, plant and equipment		29	(23)	(627)
Net cash used in investing activities		$(16,945)	9,820	(123,201)

Cash flows from Financing Activities
Issuance of stock	10	106,063	75,944	67,540
Cash dividends paid	10	(1,186)	(9,040)	(19,706)
Issuance of long term debt	8,9	—	—	60,169
Repayment of long-term debt	8,9	(56,300)	(69,237)	(45,077)
Settlement of derivative financial instruments	8	(772)	—	—
Net cash provided by/(used)in financing activities		$47,806	(2,333)	62,926

Net increase/(decrease) in cash and cash equivalents		54,763	28,678	(15,945)
Cash and cash equivalents at beginning of period		71,302	42,624	58,569
Cash and cash equivalents at end of period	8,9	$126,065	$71,302	$42,624

Specification of items included in operating activities:
Interest paid		3,954	6,872	6,920
Interest received		213	240	109

The footnotes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements for year ended December 31, 2013

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

The Company has 10 wholly-owned Marshall Islands subsidiaries and one Norwegian subsidiary.  Eight of the Marshall Islands subsidiaries are vessel owning companies (the “Vessel Subsidiaries”), one is a sub holding company (DHT Maritime) and one is a vessel chartering subsidiary.  The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2013 our fleet of eight owned vessels consisted of four very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and two Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 1,779,304 dwt.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company (its subsidiaries).  Unless otherwise specified, all subsequent references to the “Company” refer to DHT and its subsidiaries. Control is achieved where the Company is exposed or has the rights to variable returns from its investment with an entity and has the ability to affect those returns through its power over the entity.

The results of subsidiaries acquired or disposed during the year are included in the consolidated financial statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

Each component of the vessels, with a cost significant to the total cost, is separately identified and depreciated, on a straight-line basis, over that component’s useful life. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.

Vessels under construction - pre-delivery installments

The initial pre-delivery installments made for vessels ordered in 2013, have been recorded in the balance sheet as “Advances for vessels under construction” under Non-current assets. Vessels under construction are presented at cost less identified impairment losses, if any. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Docking and survey expenditure

The Company’s vessels are required to be drydocked every 30 to 60 months. The Company capitalizes drydocking costs as part of the relevant vessel and depreciates those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The residual value of such capital expenses is estimated at nil. Drydock costs include a variety of costs incurred  during  the drydock project, including expenses related to the drydock preparations, tank cleaning, gas freeing and re-inerting, purchase of spare parts, stores and services, port expenses at the drydock location, general shipyard expenses, expenses related to hull and outfitting, external surfaces and decks, cargo- and ballast tanks, engines, cargo systems, machinery, equipment and safety equipment on board the vessel as well as classification, CAP surveys and regulatory requirements. Costs related to ordinary maintenance performed during drydocking are charged to the income statement for the period which they are incurred.

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable.  An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost of disposal and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. The Company views each vessel as a separate CGU.   Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Such impairment is recognized in the income statement.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

Vessel expenses are expensed when incurred and include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

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

On March 6, 2013, subsidiaries of DHT filed proofs of the claims in the Delaware bankruptcy court against subsidiaries of OSG in aggregate amount of $51,800. On March 14, 2013, DHT entered into Assignment of Claims Agreements with Citigroup Financial Products Inc. (“Citigroup”) in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in the Company’s right and title and interest in the Claims. Any payment from Citigroup was recorded as shipping revenue when a final claim amount was approved by the bankruptcy court. In November 2013, DHT and OSG agreed to a final claim amount of $46,000 and the amount was approved by the bankruptcy court on December 19, 2013.  The total payments received from Citigroup of $15,364 (including the final payment of $8,469 made on January 7, 2014) have been recorded as shipping revenue in our financial statements for 2013.

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

b) Derivatives

The Company used interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate. The swaps were designated and qualified as cash flow hedges until December 31, 2008. The Company applied hedge accounting until December 31, 2008. From January 1, 2009 the Company has discontinued hedge accounting prospectively.

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

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

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

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock and stock options that is subject to vesting conditions.  Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest.

Pension

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period.  Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which it occurs. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any economic benefit available in the form of refunds from the plans or reductions in future contributions to the plans.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Areas where significant estimates have been applied are:

●
Impairment testing of Vessels:  Impairment occurs when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use.  The value in use calculation is based on a discounted cash flow model where the estimated future net cash flows of an asset are discounted.  The Company’s vessels transport crude oil and the earnings for our vessels are highly volatile.  The recoverable amount is highly sensitive to the assumptions made for estimated future revenues per day for each of the vessels and to some extent the discount rate used to discount future cash flows.

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

●
Stock based compensation:  Expenditures related to stock based compensation are calculated using either a Monte Carlo simulation model or an option pricing model which includes various assumptions including strike price, vesting period, risk free rate and volatility.

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements.

Commercial Pools

A commercial pool is a joint marketing office through which several shipowners market their ships.  Each participating ship provides the commercial pool with its relative share of required working capital.  The contractual relationship between a commercial pool and each participating ship is structured as a time charter whereby the daily rate earned for the ship is based actual earnings on a net revenue basis.  Net revenues are gross freight less voyage related expenses shared amongst all the participating ships in accordance with a pool point formula and administrative fees for the commercial pool.  The commercial pool is booking cargo, collecting gross freight, paying voyage related expenses such as but not limited to bunkers, port charges and broker commissions.  The net revenues is distributed to each participating ship at irregular intervals in accordance with the pool point formula when funds are deemed available for distribution by the commercial pool. The Company has considered it appropriate to present this type of arrangement on a net basis in the income statement.

Impairment

From 2011 on, each and all of the Company’s vessels have been viewed a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.  Prior to 2011 we determined that our vessels operating on time charters with OSG during each respective period constituted a single CGU as (i) all seven vessels then owned by us were on charter to the same customer, (ii) all seven charters were negotiated together and (iii) all seven vessels had profit sharing on a fleet-wide basis, and therefore we performed our impairment test on a fleet-wide basis.  In 2011, we changed our assessment of CGUs because we expected OSG not to extend the charters for several of the vessels and consequently profit sharing on a fleet-wide basis for all the initial vessels we held from the time of our initial public offering was not applicable for periods subsequent to the expiration dates of the charters.

Changes in accounting policy and disclosure

(a) New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2013. The adoption did not have any material effect on the financial statements.

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

●
Annual Improvements project to IFRSs 2009-2011 Cycle. The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards. This annual improvement includes the following standards and topics:

	•	IFRS 1 First-time Adoption of IFRSs – Repeated application of IFRS 1 and borrowing costs
	•	IAS 1 Presentation of Financial Statements – Clarification of the requirements for comparative information
	•	IAS 16 Property, Plant & Equipment – Classification of servicing equipment
	•	IAS 32 Financial Instruments: Presentation – Tax effect of distribution to holders of equity instruments
	•	IAS 34 Interim Financial Reporting – Interim financial reporting and segment information for total assets and liabilities.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2013 and not early adopted.

It is currently assessed that none of the standards, amendments and interpretation to existing standards will have material impact on the financial statements as the currently is presented, however they may have impact in the future.

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

The standard is effective for annual periods beginning on or after January 1, 2018.

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

●
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities. The amendments to IFRS 10 introduce an exception from the requirement to consolidate subsidiaries for an investment entity. Consequential amendments to IFRS 12 and IAS 27 have been made to introduce new disclosure requirements for investments entities. Effective for accounting periods beginning on or after 1 January 2014.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2013, six of the Company’s eight vessels were on charter, pursuant to time charters to different customers for periods up to 18 months. One vessel operate in a commercial pool and one vessel operated in the spot market.

For the period from January 1, 2013 to December 31, 2013, one customer represented $7,420 of the Company’s revenues. For the period from January 1, 2012 to December 31, 2012, two customers represented $59,257 and $11,784, respectively, of the Company’s revenues. For the period from January 1, 2011 to December 31, 2011 one customer represented $88,746 of the Company’s revenues.

Note 4 - Charter arrangements

The below table details the Company’s Shipping Revenues:

	2013	2012	2011
Time charter revenues	$20,526	$51,437	$74,806
Bareboat charter revenues	357	18,809	19,008
Voyage charter revenues	40,579	12,430	0
Pool revenues	8,576	14,518	6,309
Other shipping revenues	16,974	—	—
Shipping Revenues	$87,012	$97,194	$100,123

Other shipping revenues include the total payments of $15,364 received from Citigroup related to the Claims against OSG.

The following summarizes the material terms of the Company’s vessel employment as of December 31, 2013:

Vessel	Type of Employment	Charter Rate ($/Day)	Expiry	Extension Period*	Charter Rate in Extension Period ($/day)
VLCC
DHT Ann	Time Charter	Market related	July 7, 2015
DHT Chris	Time Charter	$16,843	March 31, 2014
DHT Eagle	Spot
DHT Phoenix	Pool**
Suezmax
DHT Target	Time Charter	$12,578	March 24, 2014	+ 6 months	$14,527
DHT Trader	Time Charter	$14,409	August 27, 2014
Aframax
DHT Cathy	Time Charter	$12,344	February 15, 2014
DHT Sophie	Time Charter	$12,800	April 8, 2014	+ 8 months	$13,282

* At charterer’s option
** Tankers International Pool

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

Time charter with Frontline Ltd.:
The DHT Eagle was on time charter to a subsidiary of Frontline which commenced in May 2011 and expired in May 2013. The charter rate at commencement of the charter was $32,500 per day less commission payable monthly in advance.  In December 2011, the charter was amended whereby the charter hire payable monthly shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012. The difference of $6,500 per day, was paid in arrears with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period in the second quarter of 2013.

Tankers International Pool

One vessel is operated in the Tankers International Pool. In pools, revenues allocated to the DHT vessels are based on the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities. As of December 31, 2013, $3,828 in accrued charter hire relates to Tankers International Pool.

Future charter payments:

The future revenues expected to be received from the fixed rate time charters for the Company’s vessels on existing charters as of the balance sheet date and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

Year	Amount
2014	$7,609
Net charter payments:	$7,609

Future charter payments do not include any extension periods unless already exercised as of December 31, 2013. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred Shipping Revenues:

Relates to next month charter hire payment paid in advance amounting to $2,271 and $101 in 2013 and 2012, respectively and other items of $0 and $54, respectively.

Concentration of risk:

As of December 31, 2013, six of the Company’s eight vessels are chartered to five different counterparties, one vessel is operated in the spot market and one vessel is operated in the Tankers International Pool. The Company believes that the concentration of risk is limited and can be adequately monitored. As of December 31, 2012, one of the Company’s nine vessels was chartered to OSG, one vessel was on charter to a subsidiary of Frontline, two vessels were operated in the Tankers International Pool and one vessel was operated in the Aframax International Pool. The remaining four vessels were operated in the spot market. The Company was of the view that this concentration of risk could be adequately monitored as Frontline was publicly traded and the Tankers International and Aframax International Pool distributed the earnings received from its diverse group of charterers to its members on an ongoing basis.

Note 5 - Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and assumes all Series B Participating Preferred shares issued on November 29, 2013 have been exchanged for common stock. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1. The weighted average shares outstanding and earnings per share have been adjusted retrospectively for the 12-for-1 reverse stock split which was effective as of the close of business July 16, 2012. The components of the calculation of basic earnings per share and diluted earnings per share (“EPS”) are as follows:

	2013	2012	2011
Net income (loss) for the period used for the EPS calculations	$(4,126)	$(94,054)	$(40,272)

Basic earnings per share:
Weighted average shares outstanding, basic	17,541,310	12,012,133	5,229,019

Diluted earnings per share:
Weighted average shares outstanding, basic	17,541,310	12,012,133	5,229,019
Dilutive equity awards*	13,800	—	1,138
Weighted average shares outstanding, dilutive	17,555,110	12,012,133	5,230,157

*As of December 31, 2013, the dilutive effect of the total of 679,667 restricted shares and the 310,000 outstanding stock options was 55,200 shares.

Note 6 - Vessels and subsidiaries

The Vessels are owned by Marshall Islands companies wholly owned directly by the Company or indirectly through the wholly owned subsidiary DHT Maritime, Inc. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. In addition the Company has vessel chartering subsidiary and one Norwegian subsidiary which performs management services for the DHT Holdings, Inc. and its subsidiaries. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	DHT Chris	309.285	Marshall Islands	2001
Ann Tanker Corporation	DHT Ann	309.327	Marshall Islands	2001
Newcastle Tanker Corporation	DHT Target	164.626	Marshall Islands	2001
London Tanker Corporation	DHT Trader	152.923	Marshall Islands	2000
Cathy Tanker Corporation	DHT Cathy	111.928	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie	112.045	Marshall Islands	2003
DHT Phoenix, Inc.	DHT Phoenix	307.151	Marshall Islands	1999
DHT Eagle, Inc.	DHT Eagle	309.064	Marshall Islands	2002
DHT Chartering, Inc.*

*The Venture Spirit, which was delivered to DHT on May 16, 2011, was time chartered in for a period of 16 to 18 months at a rate of $27,000 per day.  The vessel was operated in the Tankers International Pool until June 2012 and was on a voyage charter until redeliver to its owner in September 2012. The charter hire was paid monthly in advance and the charter was accounted for as an operating lease. The charter hire expense related to the Venture Spirit in 2012 was $6,900.

Subsidiaries dissolved during 2013
Regal Unity Tanker Corporation	DHT Regal*	309.966	Marshall Islands	1997

*The DHT Regal was sold during 2013 resulting in a total loss of $669. The vessel subsidiary Regal Unity Tanker Corporation was dissolved in 2013.

Vessels

(Dollars in thousands)	Vessels	Drydock	Total
Cost
As of January 1, 2013	603,366	10,192	613,558
Additions	177	1,943	2,120
Disposals	(46,185)	(3,681)	(49,866)
As of December 31, 2013	557,358	8,454	565,812

Accumulated depreciation and impairment
As of January 1, 2013	(300,529)	(3,007)	(303,535)
Charge for the period	(24,111)	(1,980)	(26,091)
Impairment	—	—	—
Disposals	25,843	1,113	26,956
As of December 31, 2013	(298,797)	(3,874)	(302,670)

Net book value
As of December 31, 2013	258,561	4,581	263,142

Cost
As of January 1, 2012	647,918	11,897	659,815
Additions	144	3,675	3,818
Disposals	(44,696)	(5,379)	(50,075)
As of December 31, 2012	603,366	10,192	613,558

Accumulated depreciation and impairment
As of January 1, 2012	(199,772)	(5,502)	(205,273)
Charge for the period	(29,072)	(2,872)	(31,944)
Impairment	(100,500)	—	(100,500)
Disposals	28,815	5,367	34,182
As of December 31, 2012	(300,529)	(3,007)	(303,535)

Net book value
As of December 31, 2012	302,837	7,186	310,023

Vessels under construction
Cost
As of January 1, 2013	—	—	—
Additions	37,095	—	37,095
As of December 31, 2013	37,095	—	37,095

As of December 31, 2013, accumulated depreciation for the nine vessels owned by the Company on December 31, 2013 amounted to $146,170 and total impairment charges amounted to $156,500.

Vessels under construction

We had two VLCCs under construction with Hyundai Heavy Industries Co., Ltd. (“HHI”), of December 31, 2013 for an aggregate purchase price of $185.4 million, of which $37.1 million was paid as of that date. Subsequent to December 31, 2013, we signed agreements for an additional four VLCC newbuildings at HHI as further described in note 16. The initial pre-delivery installments made for vessels ordered in 2013, have been recorded in the balance sheet as “Advances for vessels under construction” under Non-current assets. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Depreciation

Commencing with the third quarter of 2012, we have assumed an estimated useful life of 20 years for our vessels, down from 25 years, as the Company believes this is a more reasonable estimate of useful life for our vessels in the current market environment. Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $300 per ton. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.

Impairment

During the year, the Company carried out a review of the recoverable amount of its vessels. A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed impairment tests using the “value in use” method during each quarter in 2013.  Each of the Company’s vessels have been viewed a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective.

In 2013, the impairment tests performed did not result in any impairment charge. The impairment test as of December 31, 2013 was performed using an estimated WACC of 8.83% (2012: 8.39%). As all of DHT’s vessels operate in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The rates used for the impairment testing are as follows:  a) the estimated current one-year time charter rate for the first three years and b) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter. The charter rates used for the impairment test as of December 31, 2013 were for the first three years $27,000 per day, $18,000 per day and $14,500 per day, for VLCC, Suezmax and Aframax, respectively. Thereafter the charter rates used were $40,115 per day, $29,767 per day and $22,378 per day, for VLCC, Suezmax and Aframax, respectively. For vessels on charter the Company assumed the contractual rate for the remaining term of the charter. If the estimated WACC had been 1% higher, the impairment charge as of December 31, 2013 would have been $2,900.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $14,600. Also, had we used the one-, three- and five-year historical average one-year time charter rates instead, the impairment charge as of December 31, 2013 would have been $131,300, $102,800 and $27,400, respectively.  Historical averages for periods 10 years and longer would not have resulted in any impairment charge.

During the third quarter of 2012, the Company adjusted the carrying value of its fleet through a non-cash impairment charge of $92,500 in connection with the continued weak tanker market and following OSG’s announcement regarding its solvency and anticipation of OSG’s rejection of the long-term bareboat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London).  The impairment test was performed using an estimated weighted average cost of capital, or “WACC,” of 8.39%.  The main changes from previous impairment tests was that we assumed an estimated useful life of 20 years, down from 25 years and a reassessment of the long-term bareboat charters with OSG due to the announcement by OSG regarding its solvency.

We performed an impairment test using the value in use method as of December 31, 2012.  The impairment test resulted in an impairment charge during that quarter of $8,000. This impairment charge related to a single vessel, the DHT Regal, which we had taken exploratory steps to sell and  reflected the difference between the carrying value of the vessel as of December 31, 2012 and our estimate of the vessel’s fair market value less cost of disposal at that time. The rates used for the impairment testing were as follows:  a) the estimated current one-year time charter rate for the first three years and b) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter. The charter rates used for the impairment test as of December 31, 2012 were for the first three years $21,000 per day, $17,000 per day and $14,000 per day, for VLCC, Suezmax and Aframax, respectively. Thereafter the charter rates used were $41,419 per day, $30,787 per day and $23,069 per day, for VLCC, Suezmax and Aframax, respectively. For vessels on charter the Company assumed the contractual rate for the remaining term of the charter. If the estimated WACC had been 1% higher, the impairment charge for the fourth quarter would have been unchanged.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $18,300 higher. Also, had we used the one- and three-year historical average one-year time charter rates instead, the impairment charge for the fourth quarter of 2012 would have been $127,200 and $47,300 higher, respectively.  Historical averages for periods five years and longer would not have resulted in any additional impairment charge.

Pledged assets

Six of the Company’s vessels have been pledged as collateral under the debt agreement with The Royal Bank of Scotland (“RBS”). One vessel has been pledged as collateral under the debt agreement with DNB ASA (“DNB”) and one vessel has been pledged as collateral under the debt agreement with DVB Bank SE, London Branch (“DVB”).

Technical Management Agreements

The Company has entered into agreements with a third party technical manager which is responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure DHT’s fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2013	2012
Accounts payable	$—	$2,212
Accrued interest	588	506
Accrued vessel expenses	—	38
Accrued voyage expenses	1,405	860
Accrued employee compensation	1,394	1,704
Other	142	879
Total accounts payable and accrued expenses	$3,529	$6,199

Note 8 - Financial instruments
(Dollars in thousands)

Classes of financial instruments
	Carrying amount
Financial assets	2013	2012
Cash and short term deposits*	126,065	71,303
Trade and other receivables	16,951	13,874
Total	$143,017	$85,177

*Cash and short term deposits include $280 in restricted cash in 2013 and $315 in 2012, including employee withholding.

Financial liabilities	2013	2012
Accounts payables and accrued expenses	$3,529	$6,199
Derivative financial instruments, current	—	772
Current portion long term debt	—	9,000
Long term interest bearing debt	156,046	202,637
Total financial liabilities	$159,575	$218,608

Categories of financial instruments
	Carrying amount
Financial assets	2013	2012
Cash and Bank balances	126,065	71,303
Loans and receivables	16,951	13,874
Total	$143,017	$85,177

Financial liabilities	2013	2012
Fair value through profit or loss	$—	$772
Financial liabilities at amortized cost	159,575	217,836
Total	159,575	218,608

Fair value of financial instruments

It is assumed that fair value of financial instruments is equal to the nominal amount for all financial assets and liabilities except with regards to the RBS Credit Facility. With regards to trade receivables the credit risk is not viewed as significant. The long term debt with DNB and DVB is floating rate debt with terms and conditions considered to be according to market terms and no material change in credit risk, consequently it is assumed that carrying value has no material deviation from fair value. With regards to the RBS Credit Facility the notional value as of the loan was $113,275 and $169,575 as of December 31, 2013 and December 31, 2012, respectively. As of December 31, 2013 the margin above Libor payable on the RBS Credit Facility was 1.75%.  As of December 31, 2012 the margin above Libor was 0.70% with regards to $140,279 and 0.85% with regards to $29,296. Assuming a margin above Libor of 3.25% for the remaining life of the loan, we have estimated the fair market value of the RBS Credit Facility to be $107,514 as of December 31, 2013 and $151,766 as of December 31, 2012.

Measurement of fair value

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.

Derivatives - interest rate swaps

		Notional amount		Fair value
	Expires	2013	2012	2013	2012
Swap pays 5.95%, receive floating	Jan. 18, 2013	$—	$65,000	$—	$(771)
Carrying amount				$—	$(771)

Hedge accounting

The Company discontinued hedge accounting prospectively from January 1, 2009. Since the forecasted transactions that have been hedged are still expected to occur (i.e. interest payments), the cumulative loss on the hedging instrument as of December 31, 2008 remained in other comprehensive income and are reversed and recognized as interest expense as the associated interest payments occur.  In line with quarterly payments of interest, a part of the remaining equity element is reclassified through profit and loss. In 2013 an expense of $0 (2012; $756, 2011; $1,739) was reclassified from other comprehensive income through profit and loss, of which $0 (2012; $0, 2011; $0) related to the early termination of interest swaps. The income tax effect was zero for all periods. Remaining cumulative loss as of December 31, 2013 of $0 (2012; $0; 2011; $756) has been reclassified from other comprehensive income to profit and loss in line with quarterly interest payments until the swap expired.

Interest bearing debt

			Carrying amount
	Interest	Remaining notional	2013	2012
RBS, restructured	LIBOR + 1.75%	113,275	113,275	—
RBS, Tranche 1	LIBOR + 0.70%	—	—	139,836
RBS, Tranche 2	LIBOR + 0.85%			29,203
DVB	LIBOR + 3.00%*	18,359	18,199	18,114
DNB	LIBOR + 2.75%**	24,750	24,573	24,484
Total carrying amount		156,384	156,046	211,637

*Margin of 3.00% applies until December 31, 2014. Margin of 2.75% from January 1, 2015.
**Margin of 2.75% applies until December 31, 2014. Margin of 2.50% from January 1, 2015.

RBS tranche 1 and tranche 2 were both tranches under the same secured credit facility between DHT Maritime, Inc. and RBS. Interest on all our credit facilities is payable quarterly in arrears.

The credit facilities are principally secured by the first priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower, insurances and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of the borrowers’ bank account balances.

In April 2013, we entered into an agreement to amend and restate our secured credit agreement with RBS whereby, upon satisfaction of certain conditions, including (i) the prepayment of $25,000, (ii) the payment of an amendment fee and (iii) the provision of an unconditional parent guarantee by the Company to guarantee the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility removed, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility be no less than 120% of their borrowings under the credit facility.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility will bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the first quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis) towards prepayment of the loan, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7,500 for each such quarter.  Under the terms of the parent guarantee, certain financial covenants related to DHT on a consolidated basis apply including a requirement to maintain unencumbered cash and cash equivalents of no less than $20,000 at all times and the Company will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.

Further, the RBS Credit Facility provides that DHT Maritime may not pay dividends 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2) there is a continuing default under the credit facility or 3) the payment of the dividend would result in a  default or breach of a loan covenant. Prior to the amendment in April 2013, the credit facility agreement also contained a financial covenant requiring that all times charter-free market value of the vessels that secure the obligations under the credit facility be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps. In order to stay in compliance with this covenant, the Company made total prepayments of $37,100 in 2012 and $9,000 in the first quarter of 2013. In 2011 the Company made prepayments of $42,000.

In connection with the sale of one vessel in the second quarter of 2013 and two vessels in the second quarter of 2012, we made total payments under the RBS Credit Facility of $22,300 and $17,300, respectively.

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

Note 9 - Financial risk management, objectives and policies

Financial risk management

The Company’s principal financial liabilities consist of long term debt, and when applicable current portion of long term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash.

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

a) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2013, the Company had no interest swaps.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long term debt. For floating rate long term debt, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

2013: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:
•	profit for the year ended 31 December 2013 would decrease/increase by $782.
•	other comprehensive income would not be affected.

2012: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:
•	profit for the year ended 31 December 2012 would decrease/increase by $738.
•	other comprehensive income would not be affected.

2011: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:
•	profit for the year ended 31 December 2011 would decrease/increase by $1,183.
•	other comprehensive income would not be affected.

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

Credit risks related to receivables: During 2013 the Company’s vessels were either trading in the spot market, on short to medium term time charters to different counterparties or being operated in Tankers International Pool. As of December 31, 2013, six of the Company’s eight vessels are chartered to five different counterparties, one vessel is operated in the spot market and one vessel is operated in the Tankers International Pool. See note 4 for further details on employment of the Company’s vessels. Time charter hire is paid to DHT monthly in advance and the Tankers International Pool distributes cash on an ongoing basis.

For part of 2012, nine of the Company’s vessels were chartered to wholly-owned subsidiaries of OSG, one vessel was on charter to a wholly owned subsidiary of Frontline and two vessels were operated in the Tankers International Pool.  OSG and Frontline guaranteed their respective subsidiaries’payments under the charter agreements. All vessels that were on time charter to OSG were redelivered during 2012 as OSG did not exercise any extension options and upon agreement with OSG, the DHT Ann was redelivered by end of 2012. In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates that commenced on November 14, 2012, OSG rejected the Company’s two long-term bareboat charters with the approval of the presiding bankruptcy court. The DHT Trader (ex. Overseas London) was redelivered in December 2012 and the DHT Target was redelivered on January 15, 2013.

Credit risk related to cash and cash equivalents: The Company seeks to diversify credit risks on cash by holding cash in three financial institutions, DNB, Nordea and RBS.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2013	2012
Cash and cash equivalents	$126,065	$71,303
Accounts receivables	16,951	13,874
Maximum credit exposure	$143,017	$85,177

Liquidity risk

The Company manages its risk to a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire, voyage revenues and vessel operating expenses.  Certain of our credit agreements contain financial covenants requiring that at all times the borrowings under the credit facilities plus the actual or notional cost of terminating any of their interest rates swaps not exceed a certain percentage of the charter-free market value of the vessels that secure each of the credit facilities. Vessel values are volatile and in order to stay in compliance with these covenants we made total prepayments of $9,000 in the first quarter of 2013 and $37,000 in 2012 under the RBS credit facility.   (See note 8 for discussion of the amendment to the RBS credit facility in 2013). Further decline in vessels values could result in further prepayments under the Company’s credit facilities.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2013 (and spot rate at December 31, 2012 for comparatives) is used as a basis for preparation.

Year ended December 31, 2013
(Dollars in thousands)	1 year	2 to 5 years	More than 5 years	Total
Interest bearing loans	$3,888	$164,371	$—	$168,259

Year ended December 31, 2012
(Dollars in thousands)	1 year	2 to 5 years	More than 5 years	Total
Interest bearing loans	$12,029	$211,886	$—	$223,915
Interest rate swaps	771	—	—	771
Total	$12,800	$211,886	$—	$224,686

Capital management

A key objective in relation to capital management is to ensure that the Company maintains a strong capital structure in order to support its business. The Company evaluates its capital structure in light of current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust or eliminate the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt. The Company is of the view that it met its capital management objectives during 2013.

The Company is within its financial covenants stipulated in its credit agreements.

Credit Agreement with RBS

The RBS Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the credit facility, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances and a first priority pledge of all the issued shares of the borrower. The RBS Credit Facility contains covenants that prohibits the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person. The RBS Credit Facility also provides that DHT Maritime, Inc. may not pay dividends to its parent DHT Holdings, Inc. 1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, 2)  there is a continuing default under the credit facility or 3)  the payment of the dividend would result in a default or breach of a loan covenant.  The RBS Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility that DHT Holdings, on a consolidated basis, shall maintain unencumbered cash of at least $20,000 and that DHT Holdings will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.  DHT Holdings, Inc.’s ability to pay dividends is not restricted by the financial covenants stipulated in the RBS Credit Facility. Additionally, as part of the amendment, borrowings under the RBS Credit Facility will bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the first quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries towards prepayment of the loan,  less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of  $7,500 for each such quarter.

Prior to the amendment in April 2013 the RBS Credit Facility contained a financial covenant requiring that at all times charter-free market value of the vessels that secured the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters. Subsequent to the amendment to the RBS Credit Facility in April 2013, that financial covenant was removed in its entirety.  As part of its capital management, the Company evaluates the charter-free market value of its vessels relative to its obligations under the credit agreement. In 2012, DHT Maritime made prepayments totaling $37,100 under its credit facility with RBS and made a further prepayment of $9,000 in the first quarter of 2013 in order to remain in compliance with the 120% minimum value covenant.

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

The credit facilities with DNB and DVB are guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facilities that DHT Holdings, on a consolidated basis, shall maintain unencumbered cash of at least $20,000, value adjusted tangible net worth of at least $100,000 and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

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

Stockholders’ equity:
	Common stock	Preferred stock
Issued at December 31, 2012	9,140,877	369,362
New shares issued	13,550,368	—
Series A preferred stock exchanged for common stock*	6,349,729	(369,362)
Series B preferred stock**		97,579
Issued at December 31, 2013	29,040,974	97,579
Par value	$0.01	$0.01
Numbers of shares authorized for issue at December 31, 2013	30,000,000	1,000,000

*The Series A Participating Preferred stock was exchangeable into common stock at any time at the option of the shareholders and any Series A Participating Preferred stock that had not been exchanged was mandatorily exchangeable into common stock on July 1, 2013.
** The Series B Participating Preferred stock are mandatorily exchangeable into 100 shares of common stock each on February 4, 2014.

All issued shares are fully paid. The issue cost related to the issue of 13,400,000 shares of common stock and 97,579 shares of Series B Participating Preferred stock in 2013 totaled $637.

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The common shares outstanding reflect the 12-for-1 reverse split effective as of close of business on July 16, 2012.

Private Placement

On November 24, 2013, we entered into a stock purchase agreement among us and the investors named therein pursuant to which we agreed to sell equity to institutional investors in a private placement (the “Private Placement”). The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013.

Preferred stock:

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B Participating Preferred stock
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company. The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights. On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio. Subsequent to this exchange, the Company had a total of 38,798,874 outstanding common shares. The full terms of the Series B Participating Preferred Stock are governed by a Certificate of Designation attached as Exhibit 3.1 to the Report on 6-K filed with the SEC on December 2, 2013, which is incorporated by reference to the annual report.

Series A Participating Preferred stock
Under the terms of the backstopped equity offering that closed in May 2012, 442,666 shares of Series A Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company. With respect to dividend rights and rights upon liquidation, winding-up or dissolution, the Series A Participating Preferred Stock ranked (i) senior to the Company’s common stock and to each other class or series of capital stock established after the issue date of May 1, 2012, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series A Participating Preferred Stock as to dividend rights or rights upon liquidation, winding-up or dissolution; (ii) pari passu with any class or series of capital stock that ranks equally with the Series A Participating Preferred Stock with respect to both the payment of dividends (whether cumulative or non-cumulative) and the distribution of assets upon a liquidation, winding-up or dissolution, including other series of Series A Participating Preferred Stock that may be issued from time to time; and (iii) junior to classes or series of capital stock established after May 1, 2012, the terms of which expressly provide for ranking that is senior to the Series A Participating Preferred Stock as to dividend rights or rights upon liquidation, winding-up or dissolution and all other series of preferred stock other than as mentioned in (i) and (ii) above.

The Series A Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series A Participating Preferred Stock being deemed to be equal to, after adjusting for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012, (i) 14.1667 shares of common stock (for periods prior to January 1, 2013) and (ii) 12.5000 shares of common stock (for periods commencing January 1, 2013), in each case subject to further adjustment.

After adjusting for the above mentioned 12-for-1 reverse stock split, one share of issued and outstanding Series A Participating Preferred Stock was deemed equal to 16.6667 shares of common stock (the “Participation Factor”), subject to further adjustment, for purposes of voting rights and determining liquidation preference amounts in certain instances of the Series A Participating Preferred Stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock could choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of common stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment. On July 1, 2013 all issued and outstanding shares of Series A Participating Preferred Stock were mandatorily exchanged into shares of common stock at 1:17 ratio.

The full terms of the Series A Participating Preferred Stock were governed by a Certificate of Designation attached as Exhibit 3.1 to the Report on 6-K filed with the SEC on May 3, 2012, which is incorporated by reference to the annual report.

Dividend payment:

Dividend payment as of December 31, 2013:		Per share
Payment date:	Total payment	Common		Preferred
February 19, 2013	$ 0.3 million	$0.02		$0.28
May 23, 2013	$ 0.3 million	$0.02		$0.25
August 28, 2013	$ 0.3 million	$0.02
November 21, 2013	$ 0.3 million	$0.02
Total payment as of December 31, 2013:	$ 1.2 million	$0.08		$0.53

Dividend payment as of December 31, 2012:		Per share
Payment date:	Total payment	Common		Preferred
February 15, 2012	$ 1.9 million	$0.36	*
May 23, 2012	$ 3.4 million	$0.24	*	$3.40	*
August 16, 2012	$ 3.4 million	$0.24		$3.40
November 12, 2012	$ 0.3 million	$0.02		$0.28
Total payment as of December 31, 2012:	$ 9.0 million	$0.86		$7.08
*adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Dividend payment as of December 31, 2011:
Payment date:	Total payment	Per share*
February 11, 2011	$ 4.9 million	$1.20
May 9, 2011	$ 6.4 million	$1.20
August 4, 2011	$ 6.4 million	$1.20
November 16, 2011	$ 1.9 million	$0.36
Total payment as of December 31, 2011:	$ 19.7 million	$3.96
*adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

On January 22, 2014, DHT announced that it would pay a dividend of $0.02 per common share on February 13, 2014 to shareholders of record as of February 6, 2014. This will result in a total dividend payment of $1.4 million.

Note 11 - General & Administrative Expenses

General and Administrative Expenses:

	2013	2012	2011
Total Compensation to Employees and Directors	$5,798	$6,930	$5,680
Office and Administrative Expenses	1,484	1,892	1,644
Audit, Legal and Consultancy	1,545	966	1,828
Total General and Administrative Expenses	$8,827	$9,788	$9,152

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

Stock Compensation Series:

	Number of shares/ options	Vesting Period	Fair value at grant date
(1) Granted Oct 2005, stock options *	5,787	3 years	144.00
(2) Granted March 2011, restricted shares	1,894	1-3 years	52.32
(3) Granted Sept. 2011, restricted shares	45,833	1-3 years	43.92
(4) Granted March 2012, restricted shares	45,833	1-3 years	13.80
(5) Granted March 2013, restricted shares	278,000	1 year	4.49
(6) Granted June 2013, restricted shares	155,000	4 years	4.15
(7) Granted June 2013, restricted shares	155,000	5 years	3.75
(8) Granted June 2013, stock options	155,000	5 years	1.31
(9) Granted June 2013, stock options	155,000	5 years	0.97

(1) The stock options in item (1) above expire 10 years from grant date, the exercise price is $144.00 could be exercised at December 31, 2013.
(2) The exercise price for the options in item (8) and (9) above is $7.75 and $10.70, respectively.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options	Weighted average exercise price
Outstanding at Jan 1, 2011	45,257	965	144.00
Granted	47,727
Exercised/Vested	8,082
Forfeited	1,516
Outstanding at Dec 31, 2011	83,387	965	144.00

Outstanding at Jan 1, 2012	83,387	965	144.00
Granted	45,833
Exercised/Vested	17,702
Forfeited	2,071
Outstanding at Dec 31, 2012	109,447	965	144.00

Outstanding at Dec 31, 2012	109,447	965	144.00
Granted	588,000	310,000	9.23
Exercised/Vested	203,924
Forfeited
Outstanding at Dec 31, 2013	493,523	310,965	9.64

	2013	2012	2011
Expense recognised from stock compensation	3,229	887	897

The fair value on the vesting date for shares that vested in 2013 was $3.79 for 555 shares, $4.30 for 41,821 shares, $4.35 for 14,514 shares, $4.23 for 139,000 shares and $4.26 for 8,035 shares. No payments were made for the vested shares by the employees and directors and were settled with shares of common stock. The weighted average contractual life for the outstanding stock compensation series was 3.22 years of December 31, 2013.

Valuation of Stock Compensation:

In March 2013 a total of 278,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in September 2013 and March 2014 subject to continued employment or office, as applicable. The calculated fair value at grant date was 90.0% of the share price at grant date.  Expected dividends are not included as the holder is compensated for dividends paid during the vesting period. In June 2013 a total of 155,000 shares of restricted stock were awarded to management vesting with equal amounts in December 2015, 2016 and 2017 subject to continued employment. The calculated fair value at grant date was 95.0% of the share price at grant date.  Expected dividends are not included as the holder is compensated for dividends paid during the vesting period. In June 2013 a total of 155,000 shares of restricted stock were awarded to management vesting subject to continued employment and market conditions and the calculated fair value at grant date was 85.9% of the share price at grant date calculated using a Monte Carlo Simulation. The main inputs to the simulation were as follows: share price of $4.37, expected volatility of 64% based on historical volatility, life of 5 years and risk free rate of 1.11%. Expected dividends are not included as the holder is compensated for dividends paid during the vesting period. In June 2013 a total of 310,000 stock options were awarded to management vesting subject to continued employment on the exercise date. The calculated fair value at grant date was 30.0% of the share price at grant date for 155,000 of the stock options and 22.3% of the share price at grant date for 155,000 of the stock options, respectively calculated using a Black & Scholes option pricing model. The main inputs to the model were as follows: share price of $4.37, exercise price of $7.75 and $10.70, respectively, expected volatility of 59% based on historical volatility, option life of 5 years and risk free rate of 0.83%. Expected dividends are not included as the strike price is adjusted for dividends paid. In March 2012 and September 2011, a total of 91,667 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions, of which 55,000 shares vest based on continued employment or office, as applicable, and 36,667 shares vest based on continued employment or office, as applicable, and market conditions (prior to the modification as further described below). The calculated fair value at grant date was 82.2% and 42.5%, respectively, of the share price at grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33%, based on historical volatility as well as assumed future dividends.

In March 2013, the vesting criteria for all outstanding restricted share grants that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only. The change resulted in an increase in the fair value of the restricted shares. With respect to the restricted shares that vested immediately as a result of the changed criteria, the incremental amount of $117 was recognized immediately.  With respect to restricted shares that had not yet vested, the incremental amount totaling $80 is recognized over the remaining vesting period in a manner similar to the original amount.

Compensation of Executives and Directors:
Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2013	2012	2011
Cash Compensation	$2,317	$3,710	$2,283
Pension cost	234	201	266
Share compensation	3,229	887	897
Total remuneration	$5,779	$4,798	$3,446

Shares held by executives and directors:
	2013	2012	2011
Executives and Directors as a group*	874,765	324,293	151,042

*Includes 488,922 (2012: 109,447, 2011: 83,387) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months base salary and any unvested equity awards may become fully vested.

Note 12 - Related parties

Related party transactions relate to the Company’s subsidiaries, employees and members of the Board of Directors.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Mr. Einar Michael Steimler, a director of the Company, was chairman of Tanker (UK) Agencies, the commercial agent to the Tankers International Pool until December 31, 2011.

Further, DHT has issued certain guarantees for certain of its subsidiaries. This mainly relates to the credit facilities with RBS, DNB and DVB which are guaranteed by DHT.

In connection with the Private Placement in November 2013, affiliates of Tufton Oceanic Limited purchased 1,827,000 shares of our common stock and 13,305 shares of our Series B Participating Preferred Stock.  Erik A. Lind, the chairman of our board of directors, is the Chief Executive Officer and a director of Tufton Oceanic Limited.  Additionally, in connection with an equity offering in January 2014, we sold 1,352,800 shares of common stock to affiliates of Tufton Oceanic Limited.

Note 13 – Pensions

The Company is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The company’s pension schemes satisfy the requirements of this law and comprises a closed defined benefit scheme. At the end of the year, there were 7 participants in the benefit plan.

Defined benefit pension

The Company established a defined benefit plan for qualifying employees in 2010. Under the plan, the employees, from the age 65, are entitled to 70% of the base salary at retirement date. Parts of the pension are covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

(Dollars in thousands)
Calculation of this year’s pension costs:	2013	2012	2011
Current service cost	233	323	218
Financial costs	2	5	0
Pension costs for the year	235	327	218

The amounts recognised in the statement of financial position at the reporting date are as follows:
	2013	2012	2011
Present value of the defined benefit obligation	602	431	358
Fair value of plan assets	566	377	187
Net pension obligation	36	54	172
Reameasurement gains / losses	115	(4)	(181)
Net balance sheet recorded pension liability December 31	151	50	(9)

	2013	2012	2011
Change in gross pension obligation:
Gross obligation January 1	394	386	51
Current service cost	229	318	218
Interest charge on pension liabilities	16	10	2
Actuarial loss/gain	0	(251)	144
Payroll tax	(31)	(34)	(35)
Remeasurements (loss) gain	31	0	0
Exchange differences	(8)	2	(22)
Gross pension obligation December 31	632	431	358

	2013	2012	2011
Change in gross pension assets:
Fair value plan asset January 1	345	201	0
Interest income	10	0	0
Expected return on pension assets	0	5	1
Premium payments	218	240	247
Actuarial gains/losses	0	(77)	(49)
Remeasurements (loss) gain	(88)	0	0
Exchange differences	(5)	8	(13)
Fair value plan assets December 31	481	377	187

The Company expects to contribute $225 to its defined benefit pension plan in 2014.

Assumptions	2013	2012	2011
Discount rate	4.00%	3.90%	2.60%
Yield on pension assets	4.00%	3.90%	4.10%
Wage growth	3.75%	3.50%	3.50%
G regulation*	3.50%	3.25%	3.25%
Pension adjustment	0.60%	0.20%	0.10%
Average remaining service period	16	16	18

*Increase of social security base amount (“G”) as per Norwegian regulations.

With regards to the implementation of IAS-19R, the implementation effects are not material and previous years have not been restated.

Note 14 – Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway, and the tax effects are disclosed below.

Spesification of income tax:
(Dollars in thousands)	2013	2012	2011
Income tax payable	$207	$181	$170
Change in deferred tax	0	(20)	11
Total income tax expense	$207	$161	$181

Specification of temporary differences and deferred tax:
(Dollars in thousands)	31. Dec 2013	31. Dec 2012	31. Dec 2011
Property, plant and equipment	$(186)	$(23)	$43
Total basis for deferred tax	(186)	(23)	43
Deferred tax liability (27%) 1)	$(6)	$(6)	$12
1) Due to materiality, not recognised on a separate line in the balance sheet

Reconciliation of effective tax rate:
(Dollars in thousands)	2013	2012	2011
Profit before income tax	$(3,919)	$(93,892)	$(40,091)
Expected income tax assessed at the tax rate for the Parent company (0%)	—	—	—
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 28% income tax	207	161	181
Total income tax expense	$207	$161	$181

Note 15 - Condensed Financial Information of DHT Holdings, Inc. (parent company only)

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2013, 2012 and 2011. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel owning subsidiaries.

(Dollars in thousand)

FINANCIAL POSITION

ASSETS	December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$101,728	59,500
Accounts receivable and prepaid expenses	9,101	186
Deposit for vessel acquisition	37,095
Amounts due from related parties	—	94
Total current assets	147,924	59,780

Investments in subsidiaries	91,867	63,525
Loan to subsidiaries	85,176	84,463
Total non-current assets	177,042	147,988

Total assets	324,966	207,768

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	325	254
Amounts due to related parties	4,603	2,881
Total current liabilities	4,928	3,136

Total liabilities	4,928	3,136

Stockholders’ equity
Stock	95	95
Paid-in additional capital	444,964	335,783
Retained earnings/(deficit)	(125,021)	(131,247)
Total stockholders equity	320,039	204,632

Total liabilities and stockholders’ equity	324,966	207,768

INCOME STATEMENT

	2013	2012	2011
	Jan. 1 - Dec. 31, 2013	Jan. 1 - Dec. 31, 2012	Jan. 1 - Dec. 31, 2011

Revenues	$11,638	4,820	4,680
Impairment charge	—	(73,481)	(37,761)
Dividend income	—	—	5,900
General and administrative expense	(8,972)	(10,396)	(9,639)
Operating (loss)/income	$2,665	(79,057)	(36,820)

Interest income	4,755	4,619	2,609
Other Financial income/(expenses)	(8)	234	(241)
Profit / (loss)	$7,412	(74,204)	(34,452)

Basic net income/(loss) per share	0.42	(6.18)	(6.59)
Diluted net income/(loss) per share	0.42	(6.18)	(6.59)

Weighted average number of shares (basic)	17,541,310	12,012,133	5,229,019
Weighted average number of shares (diluted)	17,555,110	12,012,133	5,230,157

Statement of Comprehensive Income
Profit / (loss) for the year	$7,412	$(74,204)	$(34,452)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:	$—	—	—
Items that may be reclassified subsequently to profit or loss:	$—	—	—

Total comprehensive income for the period	$7,412	(74,204)	(34,452)

Attributable to the owners	$7,412	$(74,204)	$(34,452)

CASH FLOW
	2013	2012	2011
	Jan. 1 - Dec. 31, 2013	Jan. 1 - Dec. 31, 2012	Jan. 1 - Dec. 31 2011

Cash Flows from Operating Activities:
Net income	$7,412	(74,204)	(34,452)
Items included in net income not affecting cash flows:
Deferred compensation related to options and restricted stock	3,118	887	897
Impairment charge	—	73,481	37,761
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(8,916)	(40)	(142)
Amounts due from related parties	94	332	(426)
Accounts payable and accrued expenses	70	(234)	485
Amounts due to related parties	1,721	2,881	(1,864)
Net cash provided by operating activities	$3,500	3,104	2,259

Cash flows from Investing Activities
Vessel acqusition deposits	—	—	5,500
Investments in subsidiaries	(28,342)	(21,464)	(12,200)
Loan to subsidiaries	(712)	(13,816)	(70,648)
Investment in vessels	(37,095)	—	99
Net cash provided by/(used) in financing activities	$(66,149)	(35,280)	(77,249)

Cash flows from Financing Activities
Issuance of stock	106,063	75,944	67,476
Cash dividends paid	(1,186)	(9,040)	(19,706)
Net cash provided by/(used) in financing activities	$104,877	66,905	47,770

Net increase/(decrease) in cash and cash equivalents	42,228	34,729	(27,220)
Cash and cash equivalents at beginning of period	59,500	24,771	51,991
Cash and cash equivalents at end of period	$101,728	59,500	24,771

In the condensed financial statement of parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2011, the parent company recorded dividend income from its subsidiaries of $5,900. The parent company has not recorded any dividend income from its subsidiaries for the year ended December 31, 2013 and 2012.

The credit facility for DHT Maritime, Inc., a subsidiary of the parent company, had restrictions on the ability to transfer funds to the registrants in the form of dividends of any kind.  The restricted net assets amounted to $81,798, $61,854 and $108,552 as of December 31, 2013, 2012 and 2011, respectively.

During the years ended December 31, 2011, 2012 and 2013, the parent company was a guarantor of the loans held by DHT Phoenix, Inc. and DHT Eagle, Inc. and during the year ended December 31, 2013 the parent company was a guarantor of the loans held by DHT Maritime as described in the Note 9.

Note 16 - Events after the balance sheet date

Dividend

On January 22, 2014, DHT announced that it would pay a dividend of $0.02 per common share on February 13, 2014 to shareholders of record as of February 6, 2014. This will result in a total dividend payment of $1,400.

Approval of financial statements
The financial statements were approved by the board of directors on February 27, 2014 and authorized for issue.

Restricted Shares
In January 2014, a total of 155,000 shares related to prior awards vested.

HHI Ship Construction Agreements
On January 8, 2014, we announced that we had declared the option to construct a VLCC at Hyundai Heavy Industries Co., Ltd. (“HHI”) with a contract price of $92,700, including certain additions and upgrades to the standard specification. The contractual terms are the same as for the two VLCC orders announced in December 2013. In January 2014 we paid a 20% pre-delivery installment related to this vessel totaling $18,540. The remaining contract price payable is $9,270 in 2014, $0 in 2015 and $64,890 in 2016.

On February 14, 2014, we announced that we had entered into agreements to construct three additional VLCCs at HHI with a contract price of $97,300 each, including $2.3 million in additions and upgrades to the standard specification, for delivery in September, October and November 2016. In February 2014, we paid a 20% pre-delivery installment related to these vessels totaling $58,380. The remaining contract installments payable are $29,120 in 2014, $0 in 2015 and $204,330 in 2016.

OSG Bankruptcy and Claims
In November 2013, DHT and OSG agreed to a final claim amount of $46,000. The amount was approved by the Court on December 19, 2013 and Citigroup made the final payment of $8,500 on January 7, 2014. This amount is recorded as an accounts receivables as of December 31, 2013. The final payment of $8,500 combined with the $6,900 paid in February 2013 totaling $15,400 has been recorded as shipping revenues in 2013.

Special Meeting of Shareholders and Mandatory Exchange of Series B Participating Preferred Stock

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our shareholders voted in favor of the amendment and the increase, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock was be mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.  Subsequent to the exchange of the Series B Participating Preferred Stock into shares of our common stock, we will have 38,798,874 shares of our common stock outstanding.

Ship Purchase Agreements

On January 22, 2014, we announced that we reached an agreement to acquire a VLCC built in 2006 from Gulf Eyadah Corporation for $47,500 and an agreement to acquire a VLCC built in 2007 from Gulf Sheba Shipping Ltd for $50,500.  Both VLCCs were delivered in February 2014.  We paid a 10% deposit totaling $9,800 in January 2014 and we paid the remaining purchase price at delivery of the vessels on February 17, 2014 totaling $88,200 with cash, funded by a secured term loan facility from DNB totaling $49,000.

New DNB Secured Term Loan Facility

The $49,000 secured term loan facility with DNB is guaranteed by DHT Holdings, bears interest at a rate equal to a margin of 325 basis points plus LIBOR and is repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 with a final payment of $29.0 million in February 2019. The Company has concluded that the acquisition of the two vessels is an acquisition of assets as the vessels do not have any charter agreements or technical management agreements attached.

Equity offering

On January 31, 2014 we announced that we had entered into definitive agreements with investors to purchase an aggregate of 30,300,000 shares of our common stock at a price of $7.50 per share in a registered direct offering. Net proceeds to DHT were approximately $217,000 after the payment of placement agent fees. DHT intends to use the net proceeds to fund the expansion of its fleet, its pending vessel acquisitions and shipbuilding contracts and for other general corporate purposes. The offering closed on February 5, 2014.

Restricted Shares

In February 2014, a total of 176,000 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions in equal amounts on the first three anniversaries of the award, of which 88,000 shares vest based on continued employment or office, as applicable, and 88,000 shares vest based on continued employment or office, as applicable, and market conditions.  Additionally, a total of 574,000 shares of restricted stock were conditionally awarded to management and the board of directors, subject to vesting conditions in equal amounts on the first three anniversaries of the award, of which 287,000 shares vest based on continued employment or office, as applicable, and 287,000 shares vest based on continued employment or office, as applicable, and market conditions.  The award of the 574,000 shares of restricted stock is conditioned upon the approval by our shareholders of an amendment to the Plan to increase the authorized number of shares of our common stock that may be awarded pursuant to the Plan.  Also, a total of 155,000 shares related to prior awards vested in February 2014 and were issued to management.