Form 20-F
period 2014-12-31
DHT Holdings, Inc.
filed 2015-03-19
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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
4.50% Convertible Senior Notes due 2019

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

92,850,581 shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Item 17 ☐	Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

INTRODUCTION AND USE OF CERTAIN TERMS	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	76

ITEM 18.	FINANCIAL STATEMENTS	76

ITEM 19.	EXHIBITS	76

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “company”, “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares and references to DHT Holdings, Inc. “Series A Participating Preferred Stock” is to our Series A Participating Preferred Stock, par value $0.01 per share and “Series B Participating Preferred Stock” is to our Series B Participating Preferred Stock, par value $0.01 per share.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., a wholly-owned subsidiary of DHT Holdings. All references in this report to “convertible senior notes” are to our $150,000,000 aggregate principal amount of convertible senior notes due 2019. All references in this report to “Samco Shipholding” or “Samco” refer to Samco Shipholding Pte. Ltd., a wholly-owned subsidiary of DHT Holdings. Our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

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

Aframax
A medium size crude oil tanker of approximately 80,000 to 120,000 dwt. Aframaxes operate on many different trade routes, including in the Caribbean, the Atlantic, the North Sea and the Mediterranean. They are also used in ship-to-ship transfer of cargo in the U.S. Gulf, typically from VLCCs for discharge in ports from which the larger tankers are restricted. Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil.

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

interim survey
An inspection of a vessel by classification society surveyors that must be completed at least once during each five-year period. Interim surveys performed after a vessel has reached the age of 15 years require a vessel to be drydocked.

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

scrapping	The disposal of vessels by demolition for scrap metal.

special survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least once during each five-year period. Special surveys require a vessel to be drydocked.

spot market	The market for immediate chartering of a vessel, usually for single voyages.

Suezmax
A crude oil tanker of approximately 130,000 to 170,000 dwt. Modern Suezmaxes can generally transport about one million barrels of crude oil and operate on many different trade routes, including from West Africa to the United States.

Term	Definition

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information─Risk Factors” and “Item 5.  Operating and Financial Review and Prospects─Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of charter hire and freight revenue that we may receive from operating our vessels;

●	statements about future, pending or recent acquisitions (including the acquisition of Samco), business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	DHT’s and its subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants;

●	unanticipated changes in laws and regulations;

●	delays and cost overruns in construction projects;

●	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate; and

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2014, 2013, 2012, 2011 and 2010.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per share data and fleet data)
Statement of operations data:
Shipping revenues	$150,789	$87,012	$97,194	$100,123	$89,681
Voyage expenses	49,333	25,400	10,822	1,286	—
Total operating expenses excl. voyage expenses (1)	74,047	60,605	175,876	132,391	66,482
Operating income/(loss)	27,408	1,007	(89,504)	(33,554)	23,199
Net income/(loss) after tax	12,887	(4,126)	(94,054)	(40,272)	6,377
Net income per share – basic and diluted (2)	$0.18	$(0.24)	$(7.83)	$(7.70)	$1.57
Balance sheet data (at end of year):
Vessels and time charter contracts	988,168	263,142	310,023	454,542	412,744
Total assets	1,378,095	446,599	399,759	504,557	480,855
Total current liabilities	67,906	5,800	16,125	33,959	15,602
Total non—current liabilities	635,339	156,046	202,637	264,150	268,912
Common stock	925	290	91	54	41
Total stockholders’ equity	674,851	284,753	180,997	206,448	196,341
Weighted average number of shares (basic) (2)	73,147,668	17,541,310	12,012,133	5,229,019	4,064,689
Weighted average number of shares (diluted) (2)	73,210,337	17,555,110	12,012,133	5,230,157	4,064,967
Dividends declared per share (3)	$0.11	$0.08	$0.86	$3.96	$3.60
Cash flow data:
Net cash provided by operating activities	30,621	23,902	21,192	44,331	34,266
Net cash provided by/(used in) investing activities	(551,347)	(16,945)	9,820	(123,204)	(5,620)
Net cash provided by/(used in) financing activities	561,344	47,806	(2,333)	62,926	(42,741)
Fleet data:
Number of tankers owned and chartered in (at end of period)	18	8	9	12	9
Revenue days (4)	4,488	2,986	3,772	3,949	3,229

(1)
2012 and 2011 include a non-cash impairment charge of $100.5 million and $56.0 million, respectively, and 2013 and 2012 include loss from sale of vessels of $0.7 million and $2.2 million, respectively. 2014 includes a reversal of prior impairment charges of $31.9 million.

(2)
Number of shares for each of the years from 2010 to 2012 has been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012 and the number of shares for 2012 assumes the full exchange of all issued and outstanding shares of our Series A Participating Preferred Stock, par value $0.01 per share, into common stock.

(3)
Dividend per common stock. For 2013 and 2012, we also declared a dividend of $0.78 and $7.08 per share of Series A Participating Preferred Stock, respectively. Dividends for the years from 2010 and 2011 have been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012.

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

We are subject to certain risks with respect to our newbuilding agreements and failure of our counterparty to meet its obligations could cause us to suffer losses or otherwise adversely affect our business.

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

We may not pay dividends in the future.

The timing and amount of future dividends for our common stock or preferred stock, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, including insurance premiums, a change in our dividend policy, increased borrowings, increased interest payments to service our borrowings, prepayments under credit agreements in order to stay in compliance with covenants in the secured credit facilities, future issuances of securities or the other risks described in this section of this report, many of which may be beyond our control. In addition, any shares of our common stock issuable upon conversion of the convertible senior notes and any new shares of common stock issued otherwise will increase the cash required to pay future dividends.  Any common or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or other equity incentives, would have a similar effect, and may reduce our ability to pay future dividends.

In addition, our dividends are subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividends by establishing a reserve for, among other things, the repayment of the secured credit facilities or to help fund the acquisition of a vessel.  Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity dates of our indebtedness approach, we are no longer able to generate cash flows from our operating activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate.  If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease.  In addition, our ability to pay dividends is limited by Marshall Islands law.  Marshall Islands law generally prohibits the payment of dividends other than from surplus and while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends.

Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries except that as of December 31, 2014, DHT Holdings had made total payments of $171.0 million related to advances for vessels under construction; as of March 10, 2015, such payments totaled $190.5 million.  Our subsidiaries own all of our vessels.  As of March 10, 2015, our subsidiaries have entered into six secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries, and two credit facilities that are related to four of our vessels under construction and that are expected to be utilized at delivery of the respective vessels under construction.  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things:  pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

Our obligations under the secured credit facilities include financial and operating covenants, including requirements to maintain specified “value-to-loan” ratios.  Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 130% and 135%, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. Though we are currently compliant with such ratios under the secured credit facilities, vessel values have generally experienced a significant decline over the last few years.  If vessel values decline, we could be required to make additional repayments under certain of the secured credit facilities in order to remain in compliance with the value-to-loan ratios.

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

We may not have the ability to raise the funds necessary to meet our payment obligations under the convertible senior notes.

Our convertible senior notes bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2015.  In addition, upon the occurrence of specific events, referred to as a “fundamental change”, we must offer to purchase the convertible senior notes plus accrued and unpaid interest to the purchase date.  If we fail to pay interest on the convertible senior notes or to purchase the convertible senior notes upon a fundamental change, we will be in default under the indenture which governs the convertible senior notes.

In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting purchase of the convertible senior notes under some circumstances or expressly prohibiting our purchase of the convertible senior notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing the convertible senior notes, we could seek the consent of our lenders to purchase the convertible senior notes or attempt to refinance this debt. If we do not obtain any required consent, we would not be permitted to purchase the convertible senior notes. Our failure to purchase tendered notes would constitute an event of default under the indenture governing the convertible senior notes, which could constitute an event of default under our senior indebtedness then outstanding, if any, and might constitute a default under the terms of our other indebtedness then outstanding, if any.

We cannot assure you that we will be able to obtain financing with respect to our newbuildings.

We will need to secure debt or equity financing to fully fund the remaining balance of our obligations related to two of our six newbuildings ordered at HHI. If the required financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, which could cause us to default on certain of our newbuilding agreements with HHI and could prevent HHI from delivering all the newbuildings that we ordered, which would have an adverse effect on our operations, financial condition and cash flows.

We are dependent on performance by our charterers.

As of December 31, 2014, eight of our eighteen vessels currently in operation are on charters for periods of up to 6 ½ years, of which six vessels are on fixed rate charter and two vessels are on a charter with earnings related to an index.  In the past, a greater percentage of our vessels have been on charter.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against our charterers.

The indexes used to calculate the earnings for vessels on index-based charters may in the future no longer correctly reasonably reflect the earnings potential of the vessels.

The indexes used to calculate the earnings for vessels on index based charters may in the future no longer reasonably reflect the earnings potential of the vessels due to changing trading patterns or other factors not controlled by us.  If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflect the earnings potential of a vessel on such charter, this could have an adverse affect on our results of operations and our ability to pay dividends.

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

As of December 31, 2014, eight of our vessels are currently on charters with five different charterers for periods of up to 6 ½ years.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by third parties.  Under our ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

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

We are a holding company and have no significant assets other than cash and the share holdings in our subsidiaries.  Our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us.  Our ability or the ability of our subsidiaries to make these distributions are subject to restrictions contained in our subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Cayman Island, Hong Kong, Marshall Islands or Singapore law which regulates the payment of dividends by companies.  If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends.

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

We believe there is substantial legal authority supporting the position that we are not a PFIC consisting of case law and U.S. Internal Revenue Service (the “IRS”) pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS has stated that it disagrees with the holding of this Fifth Circuit case, and that income derived from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we will be able to avoid PFIC status in the future.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Securities and Exchange Commission documents, we believe that we qualified for this statutory tax exemption in 2014 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2015 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

Legislation has been proposed in the U.S. Senate that would deny the preferential rates of U.S. federal income tax currently imposed on “qualified dividend income” with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rates of U.S. federal income tax discussed in “Item 10.  Additional Information─Taxation─U.S. Federal Income Tax Considerations─U.S. Federal Income Taxation of ‘U.S. Holders’─Interest on our Convertible Senior Notes and Distributions on our Common Stock” may no longer be applicable to dividends received from us. We are unable to predict with certainty whether or in what form the proposed legislation will be enacted.

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

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results.  The factors that influence the demand for tanker capacity include:

●	demand for oil and oil products, which affect the need for tanker capacity;

●	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

●	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

●	environmental concerns and regulations;

●	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

●	weather; and

●	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	the number of vessels that are out of service; and

●	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of March 10, 2015, the newbuilding order book for VLCC, Suexmax and Aframax vessels equaled approximately 14.4% of the existing world tanker fleet for these classes of vessels measured in dwt.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism.  The U.S., UN and EU sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”) by amending existing sanctions under the ISA and creating new sanctions.  Among other things, CISADA introduced additional prohibitions and limits on the ability of companies (both U.S. and non-U.S.) and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In 2011, the President of the United States issued Executive Order 13590, which expanded on the existing energy-related sanctions available under the ISA.  In 2012, the President signed additional relevant executive orders, including Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions.  The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608.  Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which again created new sanctions and strengthened existing sanctions under the ISA.  Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector.  The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the ISA on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used.  Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.  The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the time frame covered by the report.  At this time, we are not aware of any such sanctionable activity, conducted by ourselves or by any affiliate, that is likely to prompt an SEC disclosure requirement.  In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities.  On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA.  These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015.  Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the Obama administration, and EU and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014.

During 2011, vessels in our fleet made a total of 3 calls to ports in Iran, representing approximately 0.85% of our approximately 351 calls on worldwide ports during the same period.  The last call to a port in Iran made by a vessel in our fleet was in September 2011.  Of the 6 port calls made to ports in Iran from January 2010 through September 2011, all were made at the direction of our charterers or pooling administrators, of which we had no advance knowledge of any such charterer’s or pooling administrator’s agreeing to a voyage with a planned port call in Iran.  During 2012, 2013 and 2014, vessels in our fleet did not make any calls to ports in Iran and we have, since November 2011, had a policy of instructing all charterers of our vessels that calls on ports in Iran are not permitted.  To our knowledge, none of our vessels made port calls to Syria, Sudan or Cuba during the period from 2011 to 2014.

With regards to Samco which we acquired on September 16, 2014, vessels in Samco’s fleet made a total of 12 calls to ports in Iran during 2010, 2011 and 2012, representing approximately 1.78% of the fleet’s approximately 675 calls on worldwide ports during the same period.  The last call to a port in Iran made by a vessel in Samco’s fleet was in January 2012.  All of the 12 port calls made to ports in Iran from January 2010 through January 2012, were made at the direction of Samco’s time charterers, of which Samco had no advance knowledge.  During 2013 and 2014, vessels in Samco’s fleet did not make any calls to ports in Iran.  To our knowledge, none of Samco’s vessels made port calls to Syria, Sudan or Cuba during the period from 2011 to 2014.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries through the world, including some countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”.  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

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

The carrying values of our vessels may not represent their charter-free market value at any point in time.  The carrying values of our vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of a particular vessel may not be fully recoverable.

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

We operate in the highly competitive international tanker market, which could affect our financial position.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations, as well as natural resource damages.  Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.  For example, the U.S. Oil Pollution Act of 1990, as amended, or the “OPA,” affects all vessel owners shipping oil to, from or within the United States.  The OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters.  Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters.  The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition, in complying with the OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.  For example, various jurisdictions are considering imposing more stringent requirements on air emissions, including greenhouse gases, and on the management of ballast waters to prevent the introduction of non-indigenous species that are considered to be invasive.  In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us.  Although all of our tankers are double-hulled, future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

In November 2013 and February 2014, we issued 53,457,900 shares of our common stock (including shares issued upon the mandatory exchange of our Series B Participating Preferred Stock) and in September 2014 we issued an additional 23,076,924 shares of our common stock.  We placed these shares directly to institutional investors that we believe, based upon representations and statements to us, have a long-term investment horizon and who acquired our stock without an intention to distribute.  Nevertheless, these shares, taken together with the shares we issued in 2012 to an institutional investor, may create an excess supply of our stock if any significant resale were to occur.

Conversion of our convertible senior notes may dilute the ownership interest of existing stockholders.

In September 2014, we closed a private placement of approximately $150,000,000 aggregate principal amount of convertible senior notes due 2019 to institutional accredited investors. The convertible senior notes are convertible into our common stock at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes). The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders and any sales in the public market of the shares of our common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.  In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the market price of our common stock.

Holders of our convertible senior notes may have to pay tax with respect to distributions on our capital stock that they do not receive.

The terms of our convertible senior notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows holders of our convertible senior notes to receive more shares of capital stock on conversion may increase those note holders’ proportionate interests in our earnings and profits or assets. In that case, U.S. Holders (as defined under “Certain U.S. Federal Income Tax Consequences”) could be treated as though they received a dividend in the form of our capital stock under United States tax laws. Such a constructive stock dividend could be taxable to those note holders, although they would not actually receive any cash or other property.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act.

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

In addition, the Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

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

We have anti-takeover provisions in our amended and restated bylaws and our convertible senior notes contain certain provisions that may discourage a change of control.

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

In addition, if a fundamental change occurs under the terms of our convertible senior notes, we must offer to purchase the convertible senior notes at 100% of the principal amount thereof plus accrued and unpaid interest to the purchase date.

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

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda.  Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this report.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands, the Hong Kong Special Administrative Region of the People’s Republic of China, the Republic of Singapore or the Cayman Islands.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of March 10, 2015, our fleet consisted of eighteen crude oil tankers currently in operation, of which all are wholly-owned by the company.  The fleet in operation consists of 14 very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, two Suezmax tankers or “Suezmaxes,” which are tankers ranging in size from 130,000 to 170,000 dwt and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Nine of our eighteen vessels currently in operation are on charters for periods of up to 6½ years, of which eight vessels are on fixed rate charter and one vessel is on a charter with earnings related to an index.   Our fleet principally operates on international routes and our fleet currently in operation had a combined carrying capacity of 4,910,160 dwt and an average age of approximately 9.4 years as of the date of this report.

We have agreements for six newbuilding VLCCs to be constructed at HHI, of which all will be wholly-owned by the company.  We estimate the newbuilding VLCCs to be delivered will have a combined carrying capacity of approximately 1,799,400 dwt.  Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of 10 VLCCs (including the acquisition of Samco) for a total of $551.1 million and pre-delivery installments related to the six VLCC newbuildings ordered at HHI totaling $190.5 million. Our principal divestitures during the same period comprise the sale of two Aframax tankers and one VLCC tanker for a total of $38.3 million.

RECENT DEVELOPMENTS

Refinancing of six Samco vessels and the financing of DHT Condor

In December 2014, we entered into a credit facility in an amount of $302.0 million with Nordea Bank Norge ASA (“Nordea”), DNB Bank ASA (“DNB”) and DVB Bank SE (“DVB”) as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019.

The Samco Acquisition

On September 16, 2014, pursuant to the terms set forth in a Share Purchase Agreement (the “Share Purchase Agreement”) with the shareholders of Samco, we acquired Samco, a private company limited by shares incorporated under the laws of the Republic of Singapore, for an estimated purchase price of $325,158,000 in cash, subject to certain post-closing adjustments in accordance with the terms of the Share Purchase Agreement, of which $317,005,000 has been paid as of March 10, 2015 (including $5,000,000 that has been deposited in an escrow fund).  DHT used the net proceeds of the September 2014 Registered Direct Offering of common stock and concurrent private placement of convertible senior notes, plus cash on hand, to fund the acquisition. Samco owns and operates a fleet of seven very large crude oil tankers with an average age of approximately 5.0 years. Included in the acquisition was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd. (“Goodwood”), a private ship management company incorporated under the laws of the Republic of Singapore.

September 2014 Registered Direct Offering

In September 2014, we completed a registered direct offering of 23,076,924 shares of common stock at a price of $6.50 per share (the “September 2014 Registered Direct Offering”).  We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses) in the September 2014 Registered Direct Offering.  The net proceeds of the September 2014 Registered Direct Offering were used to fund the acquisition of Samco.

Convertible Senior Notes

Concurrently with the September 2014 Registered Direct Offering, we completed a private placement of the convertible senior notes to institutional accredited investors.  The convertible senior notes bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2015.  The convertible senior notes are convertible into our common stock at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses).  The net proceeds were used to fund the acquisition of Samco.

February 2014 Registered Direct Offering

In February 2014, we sold 30,300,000 shares of common stock for aggregate proceeds of approximately $227 million to investors pursuant to a registered direct offering (the “February 2014 Registered Direct Offering”).  The February 2014 Registered Direct Offering generated net proceeds to us of approximately $217.0 million (after placement agent expenses, but before other transaction expenses).

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 10, 2015:

Vessel	Type of Employment	Expiry
VLCC
DHT Ann	Index Time Charter**	Q3 2015
DHT Chris*	Time Charter	Q4 2015
DHT Eagle	Spot
DHT Phoenix	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Condor	Spot
Samco Scandinavia	Spot
Samco Europe	Time Charter	Q1 2016
Samco China	Time Charter	Q2 2021
Samco Amazon	Time Charter	Q2 2015
Samco Redwood	Time Charter	Q1 2016
Samco Sundarbans	Spot
Samco Taiga	Time Charter	Q4 2015
Suezmax
DHT Target	Time Charter	Q1 2016
DHT Trader	Spot
Aframax
DHT Cathy	Time Charter	Q2 2015
DHT Sophie	Spot

*	Charter may be extended for an additional three months at charterer’s option.

**	Earnings calculated on daily basis based on index.

Commencing in the second quarter of 2015, the DHT Cathy and the DHT Sophie will be on time charters with an oil major for a period of 24 months.

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

During 2014, we used two technical management providers:  Goodwood and V.Ships France SAS (“V.Ships”) (together, the “Technical Managers”).   Under the current ship management agreements with Goodwood and V.Ships, the Technical Managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

We may obtain loss of hire insurance that will generally provide coverage against business interruption for periods of more than 60 days per incident (up to a maximum of 180 days per incident per year) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss or constructive total loss of the vessel).

Each ship management agreement with the Technical Managers is cancelable by us or the Technical Managers for any reason at any time upon 60 days’ prior written notice to the other.  Upon termination we are required to cover actual crew support cost and severance cost and pay a management fee for a further three months.  We will be required to obtain the consent of any applicable charterer and our lenders before we appoint a new manager; however, such consent may not be unreasonably withheld.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2014:

Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society	Percent of Ownership
VLCC
Samco Sundarbans(8)	2012	314,240	MI	HHI	ABS	100%
Samco Taiga(8)	2012	314,240	MI	HHI	ABS	100%
Samco Amazon(8)	2011	314,240	RIF	HHI	DNV	100%
Samco Redwood(8)	2011	314,240	RIF	HHI	DNV	100%
Samco China(8)	2007	317,794	RIF	HHI	ABS	100%
Samco Europe(8)	2007	317,260	RIF	HHI	DNV	100%
DHT Hawk(6)	2007	298,293	Hong Kong	NACKS*	Lloyds	100%
Samco Scandinavia(8)	2006	317,826	MI	HHI	ABS	100%
DHT Falcon(6)	2006	298,971	Hong Kong	NACKS*	Lloyds	100%
DHT Condor(7)	2004	320,050	Hong Kong	Daewoo	ABS	100%
DHT Eagle(5)	2002	309,064	MI	Samsung Heavy Industries	ABS	100%

DHT Ann(1)	2001	309,327	MI	HHI	Lloyds	100%
DHT Chris(1)	2001	309,285	MI	HHI	Lloyds	100%
DHT Phoenix(4)	1999	307,151	MI	Daewoo Heavy Industries	Lloyds	100%
Suezmax
DHT Target(2)	2001	164,626	MI	HHI	ABS	100%
DHT Trader(3)	2000	152,923	MI	HHI	ABS	100%
Aframax
DHT Cathy(1)	2004	115,000	MI	HHI	ABS	100%
DHT Sophie(1)	2003	115,000	MI	HHI	ABS	100%

*	MI: Marshall Islands, HK: Hong Kong, RIF: French International Registry

**	HHI: Hyundai Heavy Industries, NACKS: Nantong Cosco KHI Engineering Co. Ltd

(1)	Acquired on October 18, 2005.

(2)	Acquired on December 4, 2007. Formerly named Overseas Newcastle.

(3)	Acquired on January 28, 2008. Formerly named Overseas London.

(4)	Acquired on March 2, 2011.

(5)	Acquired on May 27, 2011.

(6)	Acquired on February 17, 2014.

(7)	Acquired on May 30, 2014.

(8)	Acquired on September 17, 2014.

We have entered into the following agreements with HHI for the construction of six VLCCs (collectively, the “HHI Agreements”):

●
on December 2, 2013 we entered into agreements for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and expected delivery in April and July 2016, respectively;

●
on January 8, 2014, we exercised an option and entered into a new agreement with HHI to construct a VLCC with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and an expected delivery date of September 2016; and

●
on February 14, 2014, we entered into agreements for the construction of three VLCCs at an average contract price of $98.3 million each, including $2.3 million in additions and upgrades to the standard specification, for delivery in November 2015, January 2016 and October 2016.

 On March 13, 2014, we announced that we amended two shipbuilding contracts with HHI to advance the scheduled delivery on two VLCCs. We agreed to increase the contract price by $1.5 million for each of the two vessels. The amendment with HHI is attached as Exhibit 10.1 to our report on Form 6-K filed March 13, 2014, and this agreement is incorporated by reference into this Form 20-F.

As of March 10, 2015, we have made $190.5 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014. The remaining predelivery payments totaling $94.6 million are due in 2015. The final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured.

We have obtained a financing commitment to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “Danish Ship Finance Credit Facility”) that will be between and among Danish Ship Finance A/S, as lender, a special purpose company (a direct wholly-owned subsidiary of us, the “Danish Ship Finance Borrower”), and us, as guarantor. The Danish Ship Finance Borrower will be permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility. The Danish Ship Finance Credit Facility will be for a five-year term. Borrowings will bear interest at a rate equal to a margin of 225 basis points plus LIBOR.

On July 22, 2014 we executed a financing facility to fund the acquisition of three VLCCs from HHI through a secured term loan facility (the “ABN AMRO Credit Facility”) between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”), DVB and Nordea or any of their affiliates, each as lenders, three special purpose companies (each, a direct wholly-owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor. The Borrowers are permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility. The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date of the ABN AMRO Credit Facility shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances. Borrowings for each tranche will bear interest at a rate equal to a margin of 260 basis points plus LIBOR.

We intend to pursue debt financing for the remaining two vessels in due course, however, there is no assurance that such financing may be obtained or if obtained, on commercial favorable terms.

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

DHT Management AS is responsible for arranging the insurance of our vessels on terms in line with standard industry practice.  We are responsible for the payment of premiums.  DHT Management AS has arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations.  DHT Management AS may also arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms.  Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy.  Currently, we have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 60 days (up to a maximum of 180 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel).  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  Protection and indemnity associations are mutual marine indemnity associations formed by ship-owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 21 of this report.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers.  They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered.  Under our ship management agreements, the Technical Managers have assumed technical management responsibility for the vessels in our fleet, including compliance with all government and other regulations.  If our ship management agreements with the Technical Managers terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance.  However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  Under our ship management agreements, the Technical Managers are required to maintain operating standards for our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

INTERNATIONAL MARITIME ORGANIZATION

Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution.  In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs”, to be established with more stringent controls on sulfur emissions.  Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs.  We believe that all of our vessels are currently compliant with these regulations.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation.  The United States ratified these Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

Under the International Safety Management Code, or “ISM Code,” promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  The Technical Managers will rely upon its respective safety management systems.

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

The International Convention on Civil Liability for Bunker Oil Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel.  The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage.  Each of our vessels has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention.

IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans, or “SOPEPs.”  Periodic training and drills for response personnel and for vessels and their crews are required.  In addition to SOPEPs, the Technical Managers have adopted Shipboard Marine Pollution Emergency Plans for our vessels, which cover potential releases not only of oil but of any noxious liquid substances.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the Act.  The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the aggregate limits of liability described above for OPA and CERCLA.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center.  Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.  The Technical Managers have provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

We have arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion.  However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business and on the Technical Managers’ business, which could impair the Technical Managers’ ability to manage our vessels.

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

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States.  It is difficult to accurately predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

GREENHOUSE GAS REGULATION

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  A new treaty could be adopted in the future, however, that includes restrictions on shipping emissions.  For example, the MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting.  The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and will be applicable to new vessels, and the Ship Energy Efficiency Management Plan applies to currently operating vessels.  The requirements entered into force in January 2013.  In addition, the IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax.  The European Union is considering an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.

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

C.	ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries as of December 31, 2014.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ann Tanker Corporation	DHT Ann	Marshall Islands	100%
Cathy Tanker Corporation	DHT Cathy	Marshall Islands	100%
Chris Tanker Corporation	DHT Chris	Marshall Islands	100%
DHT Chartering, Inc.		Marshall Islands	100%
DHT Eagle, Inc.	DHT Eagle	Marshall Islands	100%
DHT Management AS(1)		Norway	100%
DHT Maritime, Inc.		Marshall Islands	100%
DHT Phoenix, Inc.	DHT Phoenix	Marshall Islands	100%
London Tanker Corporation	DHT Trader	Marshall Islands	100%
Newcastle Tanker Corporation	DHT Target	Marshall Islands	100%
Sophie Tanker Corporation	DHT Sophie	Marshall Islands	100%
DHT Hawk Limited	DHT Hawk	Hong Kong	100%
DHT Falcon Limited	DHT Falcon	Hong Kong	100%
DHT Condor Limited	DHT Condor	Hong Kong	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
Samco Shipholding Pte. Ltd.		Singapore	100%
Samco Gamma Ltd	Samco Scandinavia	Cayman Islands	100%
Samco Delta Ltd	Samco Europe	Cayman Islands	100%
Samco Epsilon Ltd	Samco China	Cayman Islands	100%
Samco Eta Ltd	Samco Amazon	Cayman Islands	100%
Samco Kappa Ltd	Samco Redwood	Cayman Islands	100%
Samco Theta Ltd	Samco Sundarbans	Cayman Islands	100%
Samco Iota Ltd	Samco Taiga	Cayman Islands	100%

(1)	Formerly Tankers Services AS.

With regards to the six newbuildings ordered at HHI, we will establish separate companies for each newbuilding.

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company─Business Overview─Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 18 crude oil tankers, all of which are wholly-owned by DHT Holdings.  The fleet consists of 14 VLCCs, two Suezmax tankers and two Aframax tankers.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” Suezmaxes are tankers ranging in size from 130,000 to 200,000 dwt and Aframaxes are tankers ranging in size from 80,000 to 120,000 dwt.  As of the date of this report, nine of the vessels are on time charters for periods of up to 6 ½ years of which eight vessels are on fixed rate charter and one vessel is on a charter with earnings related to an index. Nine vessels are operating in the spot market.  The fleet operates on international routes and has a combined carrying capacity of 4,910,160 dwt and an average age of approximately 9.4 years. We have agreements for six newbuilding VLCCs to be constructed at HHI with a combined carrying capacity of approximately 1,799,400 dwt.  The newbuildings are scheduled to be delivered from November 2015 to October 2016.

We have entered into ship management agreements with two technical managers, which are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel. For vessels chartered on a bareboat basis, the charterer generally is responsible for paying all operating costs.

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

Our revenues are principally derived from time charter hire and revenues earned by vessels operating in the spot market.  Freight rates are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy, among other things.  The number of vessels is affected by the construction of new vessels and by the retirement of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values.

Our expenses consist primarily of vessel operating expenses, interest expense, depreciation expense, impairment charges, insurance premium expenses, vessel taxes, financing expenses and general and administrative expenses.

With respect to vessels on time charters, the charterers generally pay us charter hire monthly in advance.    With respect to vessels operating in the spot market, our customers typically pay us the freight upon discharge of the cargo.  We fund daily vessel operating expenses under our ship management agreements monthly in advance.  We are required to pay interest under our secured credit facilities quarterly in arrears, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually.

OUTLOOK FOR 2015

We believe the tanker market cycle bottomed in 2013.  The value of a five year VLCC was assessed by Clarksons Research Services Limited (“Clarksons”) to be worth $55 million in the second quarter of 2013, down from $163 million in the third quarter of 2008.  As per Clarksons, a five year old VLCC is as of February 2015 assessed to be worth $81 million.  The limited fleet growth in 2014 and expected limited fleet growth in 2015 combined with moderate demand growth and longer transportation distances support expectations of a continued market recovery. We expect the freight market to continue to be volatile and seasonal but with 2015 on average to be better than 2014.  We will continue to focus on prudent capital management and robust cash break-even levels for our fleet in combination with quality operations.  As of March 10, 2015, 10 of our vessels are operating with spot market exposure, either directly, on index based time charters or on time charters with profit sharing above a base rate.  We intend to pursue term business for part of our fleet should it be available at what the Company would deem to be favorable levels.  The part of our fleet with spot market exposure could impact our results through volatility in our revenues.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2014, included as Item 18 of this report.

Revenue Recognition

During 2014, our vessels generated revenues from time charters, by operating in pools and by operating in the spot market (voyage charters).  Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

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

Within the shipping industry, there are two methods used to account for voyage revenues:  (i) ratably over the estimated length of each voyage and (ii) completed voyage.  The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by the pools in which we have participated.  Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis.  In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis.   We do not begin recognizing voyage revenue until a charter has been agreed to with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessel Lives

The estimated useful life of the Company’s vessels is 20 years.  The actual life of a vessel may be different and the useful lives of the vessels are reviewed at fiscal year end, with the effect of any changes in estimate accounted for on a prospective basis.  New regulations, further market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods.

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

With respect to our two Suezmax tankers and our five VLCCs acquired following our IPO, the carrying value of each vessel represents the cost to us when the vessel was acquired less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard less impairment.

With respect to the seven VLCCs acquired in connection with the acquisition of Samco, the carrying value of each vessel represents the estimated fair value of such vessel as of the date of acquisition less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard.

Carrying Value and Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.  In instances where a vessel is considered impaired it is written down to its recoverable amount. In instances where a vessel’s recoverable amount is above its carrying value and the vessel has been subject to impairment charges in prior years, the vessel’s carrying value is adjusted to its recoverable amount, though not to an extent higher than the carrying amount that would have been determined had no impairment charges been recognized in prior years.  In evaluating impairment or reversal of prior impairment charges under IFRS, we consider the higher of (i) fair market value less cost of disposal and (ii) the present value of the future cash flows of a vessel, or “value in use.”  The fair market value of our vessels is monitored by obtaining charter-free broker valuations as of specific dates.  This assessment has been made at the individual vessel level.

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

Although management believes that the assumptions used to evaluate potential impairment or reversal of prior impairment charges are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future.  Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is higher than, equal to or less than the carrying amount for such vessels.  There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether or when they will change by any significant degree.  Charter rates may decline significantly from current levels, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

When calculating the charter rate to use for a particular vessel class in its impairment testing, we rely on the contractual rates currently in effect for the remaining term of existing charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining useful lives of each of the vessels.  The estimated daily time charter equivalent rates used for unfixed days are based on (i) the current one-year time charter rate for the first three years estimated by brokers and (ii) the 10-year historical average one-year time charter rate thereafter with both (i) and (ii) reduced by 20% for vessels above the age of 15 years.

In 2014, the impairment tests performed did not result in any impairment charge. However, with respect to the six vessels with prior recorded impairment charges we recorded a reversal of prior impairment charges totaling $31.9 million. The impairment test as of December 31, 2014 was performed using an estimated WACC of 7.87% (2013: 8.83%). As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The time charter equivalent rates used for the impairment test as of December 31, 2014 for the first three years were $38,000 per day, $32,000 per day and $23,000 per day (being the current one-year time charter rate estimated by brokers), for VLCC, Suezmax and Aframax, respectively, and reduced by 20% for vessels above the age of 15 years. Thereafter the time charter equivalent rates used were $41,842 per day, $31,299 per day and $23,598 per day (being the 10-year historical average one-year time charter rate), for VLCC, Suezmax and Aframax, respectively and reduced by 20% for vessels above the age of 15 years. For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the reversal of prior impairment charges as of December 31, 2014 would have been $30.0 million and we would have recorded an impairment charge related to some of our vessels of $12.7 million as of December 31, 2014.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the reversal of prior impairment charges would have been $22.3 million and we would have recorded an impairment charge related to some of our vessels totaling $41.8 million. Also, had we used the one-, three-, five-, and ten-year historical average for the one-year time charter rates instead, the reversal of prior impairment charges as of December 31, 2014 would have been $4.5 million, $0 million, $0.4 million and $30.7 million, respectively and the impairment charge would have been $25.0 million, $62.7 million, $35.7 million and $0, respectively.

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

During the third quarter of 2012, we adjusted the carrying value of our fleet through an impairment charge of $92.5 million in connection with the effect the continued weak tanker market had on the value of our vessels and following OSG’s announcement regarding its solvency and anticipation of OSG’s rejection of the long-term bareboat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London).  The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.39%.  If the estimated WACC had been 1% higher, the impairment charge for that quarter would have been $103.5 million and if the estimated WACC had been 1% lower, the impairment charge for that quarter would have been $80.4 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $129.8 million.  A key change from previous impairment tests was that we assumed an estimated useful life of 20 years, down from 25 years, and a reassessment of the long-term bareboat charters with OSG due to the announcement by OSG regarding its solvency.  Commencing with the third quarter of 2012, we have applied the estimated useful life of 20 years when calculating depreciation.

The following chart summarizes the charter rates used by us in our impairment testing as of December 31, 2014, together with the break even rates, for our fleet on a vessel class basis.

Vessel Class	Charter Rate Used First Three Years(1)	Charter Rate Used Thereafter(1)	Break Even Rate(2)	Actual Rate 4Q 2014 (3)	Charter Rate Used After Year 3 as Compared with Break Even Rate
	(Dollars per day)	(Dollars per day)	(Dollars per day)	(Dollars per day)	(as percentage above)
VLCC	38,000	41,842	33,648	32,494	24.4%
Suezmax	32,000	31,299	22,675	15,298	38.0%
Aframax	23,000	23,598	18,788	14,052	25.6%

(1)
For vessels on charter we have assumed the contractual rate for the remaining term of the charter.  As for estimates for future charter rates, we have assumed a) the estimated current one-year time charter rate for the first three years and b) the 10-year historical average one-year time charter rate thereafter, both reduced by 20% for vessels over the age of 15 years.  The above table shows the rates before any 20% reduction.

(2)	The break even rate is the rate that provides a discounted total cash flow equal to the carrying value of the vessel.
(3)	The actual rate is the average rate achieved by our vessels in the fourth quarter of 2014.

In addition, the following chart sets forth our fleet information, purchase prices, carrying values and estimated fair market values as of December 31, 2014.

Vessel	Built	Vessel Type	Purchase Date	Purchase Price	Carrying Value (12/31/2014)	Estimated Fair Market Value* (12/31/2014)
(Dollars in thousands)
DHT Ann**	2001	VLCC	Oct. 2005	124,829	35,900	35,800
DHT Chris**	2001	VLCC	Oct. 2005	124,829	37,100	35,800
DHT Cathy**	2004	Aframax	Oct. 2005	70,833	25,900	29,000
DHT Sophie**	2003	Aframax	Oct. 2005	68,511	25,200	25,800
DHT Target	2001	Suezmax	Dec. 2007	92,700	34,100	26,300
DHT Trader	2000	Suezmax	Jan. 2008	90,300	28,900	21,800
DHT Phoenix	1999	VLCC	Mar. 2011	55,000	36,800	28,800
DHT Eagle	2002	VLCC	May 2011	67,000	50,100	40,800
DHT Hawk	2007	VLCC	Feb. 2014	50,500	48,600	66,000
DHT Falcon	2006	VLCC	Feb. 2014	47,500	45,600	61,000
DHT Condor	2004	VLCC	May 2014	49,000	50,000	52,300
Samco Sundarbans***	2012	VLCC	Sept. 2014	95,300	93,800	91,800
Samco Taiga***	2012	VLCC	Sept. 2014	95,300	93,700	91,800
Samco Amazon***	2011	VLCC	Sept. 2014	90,540	89,200	86,800
Samco Redwood***	2011	VLCC	Sept. 2014	90,540	90,100	86,800
Samco China***	2007	VLCC	Sept. 2014	67,700	66,400	66,500
Samco Europe	2007	VLCC	Sept. 2014	67,700	66,300	66,500
Samco Scandinavia	2006	VLCC	Sept. 2014	62,950	61,600	64,000

*
Estimated fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the balance sheet date and may not represent the price we would receive upon sale of the vessel.  As a result of the vessels’ increasing age and market development, a decline in vessel values could take place in 2015.

**	Purchase price is pro rata share of en bloc purchase price paid for vessels in connection with our initial public offering (“IPO”) in October 2005.
***	Carrying value does not include value of time charter contracts.

With respect to some of our vessels, we believe the fair market value was less than their carrying value as of December 31, 2014 and with respect to some of our vessels, the fair market value was above their carrying value as of December 31, 2014.  In aggregate, the fair market value of our vessels was below the carrying value (not including the value of time charter contracts) as of December 31, 2014 by approximately $2.4 million.  When we consider the value of the discounted cash flows (value in use) we believe that the recoverable amount for each of our vessels (as measured by such vessel’s value in use) was equal to or exceeded the applicable carrying value as of December 31, 2014.  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels.

Stock Compensation

Employees of the company receive, amongst others, remuneration in the form of restricted common stock that is subject to vesting conditions.  Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.  In January 2015, a total of 850,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in January 2016, January 2017 and January 2018 subject to continued employment or office, as applicable. The estimated fair value at grant date was equal to the share price at grant date.  In June 2014 a total of 574,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in February 2015, February 2016 and February 2017.  287,000 of the shares vest subject to continued employment or office, as applicable and the calculated fair value at grant date was equal to the share price at grant date.  287,000 of the shares vest subject to continued employment and market conditions, as applicable, and the calculated fair value at grant date was 90.0% for 95,667 shares, 80.3% for 95,667 shares and 71.8% for 95,667 shares of the share price at grant date calculated using a Monte Carlo simulation. The main inputs to the simulation were as follows: share price of $7.15, expected volatility of 37%, 38% and 64% for the February 2015, February 2016 and February 2017 vesting dates, respectively, based on historical volatility, life of one, two and three years, respectively and risk free rate of 0.08%, 0.34% and 0.77%, respectively. Expected dividends are not included as the holder is compensated for dividends paid during the vesting period.

In February 2014, a total of 176,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in February 2015, February 2016 and February 2017.  88,000 of the shares vest subject to continued employment or office, as applicable, and the calculated fair value at grant date was 100% of the share price at grant date.  88,000 of the shares vest subject to continued employment or office, as applicable, and market conditions, as applicable, and the calculated fair value at grant date was 91.0% for 29,333 shares, 83.3% for 29,333 shares and 74.0% for 29,333 shares of the share price at grant date calculated using a Monte Carlo simulation. The main inputs to the simulation were as follows: share price of $7.61, expected volatility of 39%, 54% and 63% for the February 2015, February 2016 and February 2017 vesting dates, respectively, based on historical volatility, life of one, two and three years, respectively and risk free rate of 0.17%, 0.29% and 0.44%, respectively. Expected dividends are not included as the holder is compensated for dividends paid during the vesting period.

In January 2015, the vesting criteria for the restricted shares that vest subject to continued employment or office, as applicable, with us and certain market conditions was changed to be subject to continued employment or office, as applicable, only.

In June 2013, a total of 155,000 shares of restricted stock were awarded to management vesting with equal amounts in December 2015, 2016 and 2017 subject to continued employment. The calculated fair value at grant date was 95.0% of the share price at grant date. In June 2013, a total of 310,000 stock options were awarded to management vesting subject to continued employment on the exercise date. The calculated fair value at grant date was 30.0% of the share price at grant date for 155,000 of the stock options and 22.3% of the share price at grant date for 155,000 of the stock options, respectively, calculated using a Black & Scholes option pricing model. The main inputs to the model were as follows: share price of $4.37, exercise price of $7.75 and $10.70, respectively, expected volatility of 59% based on historical volatility, option life of 5 years and risk free rate of 0.83%. Expected dividends are not included as the strike price is adjusted for dividends paid. In March 2012, a total of 42,542 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in March 2013, March 2014 and March 2015 subject to continued employment or office, as applicable. The calculated fair value at the grant date was 82.2% of the share price at the grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33.0%, based on historical volatility.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues increased by $63.8 million, or 73.3%, to $150.8 million in 2014 from $87.0 million in 2013.  The increase in revenues was mainly due to an increase in the fleet as well as a stronger market offset by the $15.4 million related to the sale of the claim against OSG recorded as shipping revenues in the fourth quarter 2013. The fleet increased from eight to 18 vessels during the year resulting in total revenue days increasing from 2,986 in 2013 to 4,484 in 2014. Shipping revenues decreased by $10.2 million, or 10.5%, to $87.0 million in 2013 from $97.2 million in 2012.  The decrease in revenues was mainly due to a reduction in the fleet from 12 vessels as of January 1, 2012 to eight vessels as of May 2013 which resulted in total revenue days declining from 3,772 in 2012 to 2,986 in 2013 and vessels coming off fixed rate charters offset by the $15.4 million related to the sale of the claim against OSG recorded as shipping revenues in the fourth quarter 2013.

Voyage expenses increased by $23.9 million to $49.3 million in 2014 from $25.4 million in 2013. The increase was due to more vessels operating in the spot market. Voyage expenses increased by $14.6 million to $25.4 million in 2013 from $10.8 million in 2012. The increase was due to more vessels operating in the spot market after coming off time charters and bareboat charters.

Vessel operating expenses increased by $17.9 million to $42.8 million in 2014 from $24.9 million in 2013. The increase is mainly due to an increase in the fleet. Vessel operating expenses increased by $0.5 million to $24.9 million in 2013 from $24.4 million in 2012. The increase is related to the two Suezmax vessels ending their bareboat charters and being operated by us offset by the reduction in size of the fleet.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, increased by $18.9 million to $45.1 million in 2014 from $26.2 million in 2013. The increase was due to an increase in the fleet. Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, decreased by $5.9 million to $26.2 million in 2013 from $32.1 million in 2012. The decline was due to the reduction in the fleet size and the impairment charge of $100.5 million in 2012. We had loss on sale of vessels of $0.7 million in 2013 compared to $2.2 million in 2012. Commencing with the third quarter of 2012 we changed the estimated useful life of the vessels for the calculation of depreciation from 25 years to 20 years.

As a result of the improvement in the tanker markets and the increase in vessel values, the carrying value of the fleet was adjusted in the fourth quarter of 2014 through a reversal of prior impairment charges totaling $31.9 million. There were no impairment charges or reversals of prior impairment charges in 2013. There was an impairment charge of $100.5 million in 2012.  Please refer to Item 5 – “Operating and Financial Review and Prospects – Critical Accounting Policies – Carrying Value and Impairment” for a discussion of the key reasons for the reversal of prior impairment charges in 2014 and the impairment charge in 2012.

General and administrative expenses in 2014 was $18.1 million (of which $1.6 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $8.8 million in 2013 (of which $3.1 million was non-cash). The increase was due to a high level of activity during 2014 in connection with the acquisition of Samco, equity offerings, acquisition of vessels, business development, ordering of newbuildings and an additional accrual of $3.4 million in the fourth quarter of 2014 related to incentive compensation as well as an increase in the number of employees. General and administrative expenses in 2013 was $8.8 million (of which $3.1 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $9.8 million in 2012 (of which $0.9 million was non-cash). The decrease was due to lower expenses related to incentive compensation in 2013.

General and administrative expenses for 2014, 2013 and, 2012 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $14.4 million in 2014 compared to $4.9 million in 2013. The increase is mainly due to an increase in debt related to vessels acquired, the issue of the $150 million convertible senior notes in September 2014 and costs relating to the refinancing of three Samco credit facilities in December 2014 amounting to $1.1 million that have been charged to financial cost in the fourth quarter of 2014, offset by a total of $1.4 million in unamortized fees on the original loan and fees and legal cost related to the amendment of the RBS Credit Facility (defined below) in 2013. Net financial expenses were $4.9 million in 2013 compared to $4.4 million in 2012. The increase is mainly due to a gain on derivative financial instruments in 2012 offset by lower interest expenses in 2013 as a result of reduction in long term debt.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry. Our use of cash relates to our operating expenses, charter hire expenses, payments of interest, payments of insurance premiums, payments of vessel taxes, the payment of principal under our secured credit facilities, capital expenses related to periodic maintenance of our vessels and investment in vessels including newbuilding contracts.  In addition to investing cash generated from operations in vessels including newbuilding contracts, we also finance our vessel acquisitions with a combination of debt secured by our vessels, the issuance of convertible senior notes and the sale of equity.  We fund our working capital requirements with cash from operations.  We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance.  With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo.

Since 2012, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  Dividends are subject to the discretion of our board of directors.

Operating period	Total Payment	Per common share**	Per preferred share**	Record date	Payment date
Jan. 1-March 31, 2012	$3.4 million	$0.24	3.40*	May 16, 2012	May 23, 2012
April 1-June 30, 2012	$3.4 million	$0.24	3.40*	Aug. 9, 2012	Aug. 16, 2012
July 1-Sept. 30, 2012	$0.3 million	$0.02	0.28*	Nov. 6, 2012	Nov. 12, 2012
Oct. 1-Dec. 31, 2012	$0.3 million	$0.02	0.28*	Feb. 11,2013	Feb. 19, 2013
Jan. 1-March 31, 2013	$0.3 million	$0.02	0.25*	May 14, 2013	May 23, 2013
April 1-June 30, 2013	$0.3 million	$0.02	-	Aug. 14, 2013	Aug. 28, 2013
July 1-Sept. 30, 2013	$0.3 million	$0.02	-	Nov. 13, 2013	Nov. 21, 2013
Oct. 1-Dec. 31, 2013	$1.4 million	$0.02	-	Feb. 6, 2014	Feb. 13, 2014
Jan. 1-March 31, 2014	$1.4 million	$0.02	-	May 14, 2014	May 22, 2014
April 1-June 30, 2014	$1.4 million	$0.02	-	Sept. 9, 2014	Sept. 17, 2014
July 1-Sept. 30, 2014	$1.9 million	$0.02	-	Nov. 20, 2014	Nov. 26, 2014
Oct. 1-Dec. 31, 2014	$4.6 million	$0.05	-	Feb. 10, 2015	Feb. 19, 2015

*	Relates to Series A Participating Preferred Stock.
**
All per share amounts have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012 and assumes the mandatory exchange of all of the previously issued and outstanding shares of Series A Participating Preferred Stock into common stock that became effective on June 30, 2013.

Although market conditions have strengthened recently, the cash flow from the operations of our vessels in 2015 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

Prior to our agreement to amend and restate our secured credit facility (as amended, the “RBS Credit Facility”) with The Royal Bank of Scotland plc (“RBS”) in April 2013, the facility contained a financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the secured credit facility be no less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps.  In the event that the aggregate charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility was less than 120% of their borrowings under the credit facility plus the actual or notional cost of terminating any of their interest rates swaps, the difference was required to be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the required amount at the option of the borrowers.  In order to stay in compliance with this covenant, we prepaid $42.0 million in 2011, $37.1 million in 2012 and $9.0 million in January 2013.  In the second quarter of 2012 we further repaid $17.3 million in connection with the sale of two vessels.

On April 29, 2013, we entered into an agreement to amend and restate the RBS Credit Facility, whereby among other changes and upon satisfaction of certain conditions, the aforementioned financial covenant is removed in its entirety. As of December 31, 2014, DHT Maritime’s borrowings under the RBS Credit Facility were $113.3 million.

We funded the acquisition of the DHT Phoenix for $55.0 million with borrowings by one of our subsidiaries, DHT Phoenix, Inc., of $27.5 million under a secured credit facility with DVB for a term of five years (the “DHT Phoenix Credit Facility”) and cash at hand.  The full amount of the credit facility was borrowed on March 1, 2011 and is repayable in 19 quarterly installments of $0.609 million from June 1, 2011 to December 1, 2015 and a final payment of $15.9 million on March 1, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Phoenix Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00%; and (iii) the removal of the cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow (defined as DHT Phoenix’s earnings less the vessel’s operating expenses, any scheduled debt installments and any special survey, dry docking or intermediate survey costs) to prepay an aggregate amount of up to $2 million over the term of the loan.  As of December 31, 2014, our borrowings under the DHT Phoenix Credit Facility were $18.4 million. The charter-free market value of the vessel that secures the DHT Phoenix Credit Facility was estimated to be $28.8 million as of December 31, 2014, providing a ratio of 157%.  As of December 31, 2014, we were in compliance with this minimum value clause.  The DHT Phoenix Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain value adjusted tangible net worth of $100 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least $20 million. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

We funded the acquisition of the DHT Eagle for $67.0 million with borrowings by one of our subsidiaries, DHT Eagle, Inc., of $33.5 million under a secured credit facility with DNB for a term of five years (the “DHT Eagle Credit Facility”) and cash at hand.  The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and is repayable in 19 quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.  On March 7, 2012, we entered into an agreement to amend the DHT Eagle Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.9 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%, and (ii) borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 2.75%.  As of December 31, 2014, our borrowings under the DHT Eagle Credit Facility were $24.8 million. The charter-free market value of the vessel that secures the DHT Eagle Credit Facility was estimated to be $40.8 million as of December 31, 2014, providing a ratio of 165%.  As of December 31, 2014, we were in compliance with this minimum value clause.  The DHT Eagle Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain value adjusted tangible net worth of $100 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least $20 million. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

We funded the acquisition of the DHT Falcon for $47.5 million and the DHT Hawk for $50.5 million with borrowings by two wholly owned subsidiaries (DHT Falcon Limited and DHT Hawk Limited) of $49.0 million through the “DHT Falcon and DHT Hawk Credit Facility.”  Borrowings bear interest at a rate equal to a margin of 3.25% plus LIBOR and are repayable in 20 quarterly installments of $1.0 million each from May 2014 to February 2019 with a final payment of $29.0 million in February 2019. The DHT Falcon and DHT Hawk Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least $20 million. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

We funded the acquisition of the shares in Samco with the net proceeds of the September 2014 Registered Direct Offering of common stock and concurrent private placement of convertible senior notes due 2019 to institutional accredited investors, plus cash on hand.  We pay interest on the convertible senior notes at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses).

In December 2014, we entered into a credit facility (the “Nordea Credit Facility”) in the amount of $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

On October 17, 2006, Samco Gamma Ltd, a wholly owned subsidiary of Samco, entered into a $49.0 million secured credit facility with Credit Agricole for the financing of the VLCC Samco Scandinavia (the “Credit Agricole Credit Facility”).  In connection with DHT’s acquisition of Samco in September 2014, we entered into an agreement with Credit Agricole to amend the Credit Agricole Credit Facility whereby, upon satisfaction of certain conditions, borrowings under the agreement bear interest at an annual rate of LIBOR plus a margin of 1.60% and the financial obligations under the credit facility being guaranteed by us. As of December 31, 2014, the total outstanding under the Credit Agricole Credit Facility was $40.7 million and is repayable in seven quarterly installments of approximately $1.0 million each from March 2015 to September 2016 and a final payment of $33.9 million in December 2016. The Credit Agricole Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures Samco Gamma Ltd’s obligations under the credit facility be no less than 120% of the borrowings under the Credit Agricole Credit Facility. DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

Working capital, defined as total current assets less total current liabilities, was $144.4 million at December 31, 2014 compared with $140.3 million at December 31, 2013.  The increase in working capital in 2014 was due to the increase in cash and cash equivalents, accounts receivables and accrued revenues and bunkers, lube oils and consumables offset by an increase in accounts payables and accrued expenses and current portion long term debt. The increase in cash and cash equivalents to $166.7 million at December 31, 2014 from $126.1 million at December 31, 2013 was mainly due to net cash provided by operating activities in 2014 of $30.6 million, the proceeds from equity offerings in February 2014 and September 2014, the issuance of convertible senior notes in September 2014 and the issuance of secured debt offset by the acquisition of the shares in Samco, the acquisition of three second hand VLCCs, debt prepayments and pre-delivery installments related to the agreements with HHI for the construction of six VLCCs. As of December 31, 2014 we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $402.1 million related to the six newbuildings. Working capital was $140.3 million as of December 31, 2013 compared with $73.2 million at December 31, 2012.  The increase in working capital in 2013 was primarily due to the increase in cash and cash equivalents and a decrease in the current portion of long-term debt.  The increase in cash and cash equivalents to $126.1 million at December 31, 2013 from $71.3 million at December 31, 2012 was mainly due to the proceeds from an equity offering in November 2013 and the sale of a vessel offset by debt prepayments and pre-delivery installments related to the agreements with HHI for the construction of two VLCCs with a contract price of $92.7 million each. As of December 31, 2013 we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $148.3 million related to the two newbuildings.

In 2014, net cash provided by operating activities was $30.6 million compared to $23.9 million in 2013. The increase was mainly due to an increase in net income and changes in working capital (mainly related to an increase in account payables offset by an increase in bunkers, lube oils and consumables).  In 2013 net cash provided by operating activities was $23.9 million compared to $21.2 million in 2012. The increase was mainly due to a decreased use of cash for operating assets and liabilities during 2013 (mainly related to declines in our accounts receivable and prepaid charter hire) offset by higher net income in 2012 (after adjusting the 2012 period for the $100.5 million impairment charge).  Net cash used in investing activities was $551.3 million in 2014 compared to $16.9 million in 2013. In 2014 investing activities mainly related to the net investment in Samco of $256.3 million, the acquisition of three VLCCs totaling $148.0 million, pre-delivery installments of $133.9 million related to VLCC newbuildings ordered and capital expenses related to drydockings totaling $8.9 million. Net cash used in investing activities was $16.9 million in 2013 compared to net cash generated from investing activities of $9.8 million in 2012. In 2013 we invested $39.2 million in vessels offset by the sale of a vessel totaling $22.2 million.   Net cash provided by financing activities in 2014 was $561.3 million, compared to $47.8 million in 2013. In the first quarter of 2014, we completed a registered direct offering of 30,300,000 shares of our common stock generating net proceeds of $215.7 million after expenses and issued long term debt of $47.4 million. In the third quarter of 2014, we completed a registered direct offering of 23,076,924 shares of our common stock generating net proceeds of $145.5 million (after placement agent expenses, but before other transaction expenses) and we issued convertible senior notes generating net proceeds of $145.5 million (after placement agent expenses, but before other transaction expenses). In the fourth quarter of 2014, we completed the refinancing of three of the four Samco credit facilities and financed the DHT Condor with a credit facility generating net proceeds of $295.6 million after expenses.  Total repayment of long term debt in 2014 including the repayment related to the refinancing of the three Samco credit facilities amounted to $281.8 million. Net cash provided by financing activities in 2013 was $47.8 million, compared to $2.3 million used in financing activities in 2012. In 2013, we issued common stock in a private placement generating net proceeds of $106.1 million after expenses offset by repayment of long term debt totaling $56.3 million and cash dividends paid totaling $1.2 million.  We had $661.3 million of total debt outstanding at December 31, 2014, compared to $156.0 million at December 31, 2013 and $211.6 million at December 31, 2012.

During 2015, one of our vessels, the DHT Trader, is required to be drydocked.  The vessel is expected to be drydocked in the fourth quarter of 2015 with an estimated 30 days off hire and total cost of approximately $3.0 million. The drydocking costs will be financed through our financial resources.    Including the payments related to the six vessels to be constructed pursuant to the agreements with HHI, we estimate our capital expenditures for 2015 will be approximately $167.2 million. We estimate the payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014 to be $164.2 million in 2015 and $237.9 million in 2016. The 50% final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has already been secured.

For additional information on events in 2015, please refer to “Item 4.B.  Recent Developments.”

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2014, our long-term contractual obligations were as follows:

	2015	2016	2017	2018	2019	Thereafter	Total
	(Dollars in thousands)
Long-term debt (1)	$59,300	$122,935	$156,613	$39,814	$409,651	$—	$788,313
Vessels to be constructed(2)	$164,173	$237,905	$—	$—	$—	$—	$402,078
Total	$223,473	$360,841	$156,613	$39,814	$409,651	$—	$1,190,391

(1)
Amounts shown include contractual installment and interest obligations on $113.3 million of debt outstanding under the RBS Credit Facility, $18.4 million under the DHT Phoenix Credit Facility, $24.8 million under the DHT Eagle Credit Facility, $46.0 million under the DHT Falcon and DHT Hawk Credit Facility, $302.0 million under the Nordea Credit Facility, $40.7 million under the Credit Agricole Credit Facility and $150.0 million under the convertible senior notes.  The interest obligations have been determined using a LIBOR of 0.25% per annum plus margin.  The interest rate on $113.3 million is LIBOR + 1.75%, the interest on $18.4 million is LIBOR + 2.75%, the interest on $24.8 million is LIBOR + 2.50%, the interest on $46.0 million is LIBOR + 3.25%, the interest on $302.0 million is LIBOR + 2.50%, the interest on $40.7 million is LIBOR + 1.60% and the interest on $150.0 million is 4.50%.  Also, the seven floating-to-fixed interest rate swaps with a notional amount totaling $224.0 million pursuant to which we pay a fixed rate ranging from 2.43% to 4.31% plus the applicable margin and receive a floating rate based on LIBOR have been included.  The interest on the balance outstanding is generally payable quarterly and in some cases semiannually. With regards to the RBS Credit Facility DHT Maritime will, beginning in the second quarter of 2016 until the expected maturity of the loan in July 2017, apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries in the prior quarter towards prepayment of the loan with free cash flow defined as shipping revenues less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7.5 million for each such quarter. The above table does not include an estimate for any such amounts.

(2)	These are estimates only and are subject to change as construction progresses.

Due to the uncertainty related to the market conditions for oil tankers we can provide no assurances that our cash flow from the operations of our vessels will be sufficient to cover our vessel operating expenses, vessel capital expenditures including installments on our newbuildings ordered, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2014 by approximately $3.3 million based upon our debt level as of December 31, 2014.  The main change in market risk exposures from 2013 to 2014 is the notional amount of our outstanding debt that increased from $156.1 million as of December 31, 2013 to $661.3 million as of December 31, 2014. The notional amount as of December 31, 2014 includes the $150.0 million principal amount of the convertibles senior notes which have a fixed interest rate of 4.50%.

As of December 31, 2014, we were party to seven floating-to-fixed interest rate swaps with a notional amount totaling $224.0 million pursuant to which we pay a fixed rate ranging from 2.43% to 4.31% plus the applicable margin and receive a floating rate based on LIBOR.   As of December 31, 2014, we recorded a liability of $9.5 million relating to the fair value of the swaps.  The change in fair value of the swaps in 2014 has been recognized in our income statement.  The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We used swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2014, included as Item 18 of this report.

Like most of the shipping industry our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  The limited number of transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction.  Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.  Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income or vice versa if the U.S. dollar increases in value.

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

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the above-mentioned interest rate swaps, we do not currently have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

SECURED CREDIT FACILITIES AND CONVERTIBLE SENIOR NOTES

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities.  Because the following is only a summary, it does not contain all information that you may find useful.

The RBS Credit Facility

As of December 31, 2014, DHT Maritime’s subsidiaries owned six of our vessels.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401.0 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The RBS Credit Facility consisted of a $236.0 million term loan, a $150.0 million vessel acquisition facility and a $15.0 million working capital facility.  DHT Maritime was the borrower under the RBS Credit Facility and its vessel-owning subsidiaries were the sole guarantors of its performance thereunder.  The RBS Credit Facility was secured by, among other things, a first priority mortgage and assignment of earnings on each of the vessels that were owned by DHT Maritime’s subsidiaries and a pledge of the balances in certain bank accounts on each of the vessels that were owned by DHT Maritime’s subsidiaries.

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

The DHT Phoenix Credit Facility

On February 25, 2011, DHT Phoenix, Inc., a wholly-owned subsidiary of DHT Holdings, entered into a $27.5 million secured credit facility with DVB for a term of five years.  The DHT Phoenix Credit Facility is guaranteed by DHT Holdings.  Borrowings under the DHT Phoenix Credit Facility bear interest at an annual rate of LIBOR plus a margin of 2.75%.

The full amount of the DHT Phoenix Credit Facility was borrowed on March 1, 2011 and is repayable in 19 quarterly installments of $0.6 million from June 1, 2011 to December 1, 2015, and a final payment of $15.9 million on March 1, 2016.  In addition, DHT Phoenix, Inc. is required to apply one third of quarterly free cash flow (defined as DHT Phoenix’s earnings less the vessel’s operating expenses, any scheduled debt installments and any special survey, dry docking or intermediate survey costs) to prepay up to an aggregate amount of up to $2 million over the term of the loan.  These prepayments will be applied to reduce the final payment.

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

The DHT Phoenix Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures DHT Phoenix, Inc.’s obligations under the credit facility be no less than 130% of their borrowings under the DHT Phoenix Credit Facility.

DHT Holdings covenants that, throughout the term of the DHT Phoenix Credit Facility, DHT Holdings on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

On March 7, 2012, we entered into an agreement to amend the DHT Phoenix Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%; (ii) until and including December 31, 2014, borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 3.00%, and (iii) the removal of the cash sweep provision requiring DHT Phoenix, Inc. to apply one third of the DHT Phoenix’s quarterly free cash flow (defined as DHT Phoenix’s earnings less the vessel’s operating expenses, any scheduled debt installments and any special survey, dry docking or intermediate survey costs) to prepay an aggregate amount of up to $2 million over the term of the loan.

The DHT Eagle Credit Facility

On May 24, 2011, DHT Eagle, Inc., a wholly-owned subsidiary of DHT Holdings, entered into a $33.5 million secured credit facility with DNB for a term of five years.  The DHT Eagle Credit Facility is guaranteed by DHT Holdings.  Borrowings under the credit facility bear interest at an annual rate of LIBOR plus a margin of 2.50%.

The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and is repayable in 19 quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.

The DHT Eagle Credit Facility is secured by, among other things, a first priority mortgage on the DHT Eagle, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of DHT Eagle, Inc.’s bank accounts and a first priority pledge over the shares in DHT Eagle, Inc.  The DHT Eagle Credit Facility contains covenants that prohibit DHT Eagle, Inc. from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The DHT Eagle Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures DHT Eagle, Inc.’s obligations under the credit facility be no less than 130% of their borrowings under the DHT Eagle Credit Facility.

DHT Holdings covenants that, throughout the term of the DHT Eagle Credit Facility, DHT Holdings, on a consolidated basis, shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

On March 7, 2012, we entered into an agreement to amend the DHT Eagle Credit Facility whereby, upon satisfaction of certain conditions, including the prepayment of $6.9 million, constituting the installments through 2014, (i) until and including December 31, 2014, the “value-to-loan” ratio (i.e., the ratio of (1) value of the vessels securing the obligations under the applicable facility to (2) our borrowings under the applicable facility plus the notional value or actual cost of terminating any applicable swap agreements to satisfy collateral requirements) will be lowered from 130% to 120%, and (ii) until and including December 31, 2014, borrowings under the agreements bear interest at an annual rate of LIBOR plus a margin of 2.75%.

The DHT Falcon and DHT Hawk Credit Facility

On February 10, 2014, two wholly-owned subsidiaries of DHT Holdings, DHT Falcon Limited and DHT Hawk Limited (the “Borrowers”) entered into the DHT Falcon and DHT Hawk Credit Facility for up to $50.0 million with DNB, as lender, and us as guarantor.  In connection with the delivery of the DHT Falcon and DHT Hawk in February 2014, the Borrowers borrowed $49.0 million under the credit facility.  Borrowings bear interest at an annual rate of LIBOR plus a margin of 3.25%.

The DHT Falcon and DHT Hawk Credit Facility is repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019.

The DHT Falcon and DHT Hawk Credit Facility is secured by, among other things, a first priority mortgage on the DHT Falcon and the DHT Hawk, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of DHT Falcon Limited’s and DHT Hawk Limited’s bank accounts and a first priority pledge over the shares in the Borrowers.  The DHT Falcon and DHT Hawk Credit Facility contains covenants that prohibit the Borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The DHT Falcon and DHT Hawk Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Borrower’s obligations under the credit facility be no less than 135% of their borrowings under the DHT Falcon and DHT Hawk Credit Facility.

DHT Holdings covenants that, throughout the term of the DHT Falcon and DHT Hawk Credit Facility, DHT Holdings, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The Credit Agricole Credit Facility

On October 17, 2006, Samco Gamma Ltd, a wholly owned subsidiary, entered into a $49.0 million secured credit facility with Credit Agricole for the financing of the Samco Scandinavia.  In connection with DHT’s acquisition of Samco in September 2014, we entered into an agreement with Credit Agricole to amend the Credit Agricole Credit Facility whereby, upon satisfaction of certain conditions, borrowings under the agreement bear interest at an annual rate of LIBOR plus a margin of 1.60% and the financial obligations under the credit facility are guaranteed by us.

As of December 31, 2014, the total outstanding under the Credit Agricole Credit Facility was $40.7 million and is repayable in seven quarterly installments of approximately $1.0 million each from March 2015 to September 2016 and a final payment of $33.9 million in December 2016.

The Credit Agricole Credit Facility is secured by, among other things, a first priority mortgage on the Samco Scandinavia, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of Samco Gamma Ltd’s bank accounts and a first priority pledge over the shares in Samco Gamma Ltd.  The Credit Agricole Credit Facility contains covenants that prohibit Samco Gamma Ltd from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Credit Agricole Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures Samco Gamma Ltd’s obligations under the credit facility be no less than 120% of the borrowings under the Credit Agricole Credit Facility.

DHT Holdings covenants that, throughout the term of the Credit Agricole Credit Facility, DHT Holdings, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The Nordea Credit Facility

In December 2014, we entered into a credit facility in the amount of $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019.

The Nordea Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the credit facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of each of the borrower’s bank accounts and a first priority pledge over the shares in each of the borrowers.  The Nordea Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, we covenant that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

The ABN AMRO Credit Facility

In July 2014, we executed a financing facility to fund the acquisition of three VLCCs to be constructed at HHI through a secured term loan facility between and among ABN AMRO, DVB and Nordea as lenders, three vessel-owning companies as borrowers, and us as guarantor. The borrowers are permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility. The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances. Borrowings will bear interest at a rate equal to LIBOR + 2.60% and are repayable in 20 quarterly installments of approximately $2.1 million and a final payment of approximately $99.5 million at final maturity.

The ABN AMRO Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the credit facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of each of the borrower’s bank accounts and a first priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The ABN AMRO Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, we covenant that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $100 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The Danish Ship Finance Credit Facility

In November 2014 we executed a financing facility to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S as lender, a vessel-owning company as borrower, and us as guarantor. The borrower is permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility. The Danish Ship Finance Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date shall be no later than February 2021, subject to earlier repayment in certain circumstances. Borrowings will bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity.

The Danish Ship Finance Credit Facility is secured by, among other things, a first priority mortgage on the vessel financed by the credit facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the borrower’s bank accounts and a first priority pledge over the shares in the borrower.  The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the credit facility be no less than 130% of borrowings. Also, we covenant that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150 million principal amount of convertible senior notes in a private placement. We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses).

Safe Harbor

Applicable to the extent the disclosures required by Items 5.E and 5.F of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	59	Class III Director and Chairman
Einar Michael Steimler	67	Class II Director
Robert N. Cowen	66	Class I Director
Svein Moxnes Harfjeld	50	Co-Chief Executive Officer
Trygve P. Munthe	53	Co-Chief Executive Officer
Eirik Ubøe	54	Chief Financial Officer

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors. Mr. Erik A. Lind has more than 35 years’ experience in corporate banking, global shipping and specialized and structured asset financing. Mr. Lind is currently the Chief Executive Officer and a director of Tufton Oceanic Limited as well as a director of Tufton Oceanic Finance Group Limited and all its principal subsidiaries (including Tufton Oceanic (Isle of Man) Limited). Prior to this he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the boards of Gram Car Carriers Holding Pte. Limited, RK Offshore International Holding Limited and ACS Shipping Limited and on the advisory board of A.M. Nomikos. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

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

Svein Moxnes Harfjeld—Co-Chief Executive Officer. Mr. Harfjeld joined DHT on September 1, 2010.  Mr. Harfjeld has over 25 years of experience in the shipping industry. He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. He started his shipping career with The Torvald Klaveness Group. Mr. Harfjeld is a citizen of Norway.

Trygve P. Munthe— Co-Chief Executive Officer. Mr. Munthe joined DHT on September 1, 2010.  Mr. Munthe has over 25 years of experience in the shipping industry. He was previously CEO of Western Bulk, President of Skaugen Petrotrans, Director of Arne Blystad AS and CFO of I.M. Skaugen. Mr. Munthe currently serves as chairman of the board of Ness, Risan & Partners AS. Mr. Munthe is a citizen of Norway.

Eirik Ubøe—Chief Financial Officer. Mr. Ubøe joined DHT in 2005. Mr. Ubøe has been involved in international accounting and finance for more than 25 years including as finance director of the Schibsted Group and a vice president in the corporate finance and ship finance departments of various predecessors to JPMorgan Chase. Mr. Ubøe holds an MBA from the University of Michigan’s Ross School of Business and a Bachelor in Business Administration from the University of Oregon. Mr. Ubøe is a citizen of Norway.

B.	COMPENSATION

DIRECTORS’ COMPENSATION

In 2014, each member of our board of directors was paid an annual fee of $67,500, plus reimbursement for expenses incurred in the performance of his or her duties as a member of our board of directors.  We paid the chairman of the board an additional $65,000 to compensate him for the extra duties incident to that office.  We paid the chairperson of each of our nomination, compensation and corporate governance committees an additional $15,000 and we paid the chairperson of the audit committee an additional $20,000.  We paid an additional $6,000 to each of the other members of each committee.    From January 1, 2015 each member of our board of directors will be paid an annual fee of $75,000, up from $67,500, plus reimbursement for expenses incurred in the performance of his or her duties as a member of our board of directors.  In 2015, the chairman of the board will continue to be paid an additional annual fee of $65,000, and our directors will be paid additional annual fees, as applicable, as follows:  $15,000 to the chairperson of each of the compensation committee and the nominating and corporate governance committee; $20,000 to the chairperson of the audit committee; and $6,000 to each of the other members of each committee.

In February 2014, Mr. Lind, Mr. Steimler and Mr. Cowen were each awarded 8,500 shares of restricted stock, of which 4,250 shares vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors.  The remaining 4,250 shares of restricted stock awarded to each such member of our board of directors vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors and certain market conditions.  In June 2014, Mr. Lind, Mr. Steimler and Mr. Cowen were each awarded 29,000 shares of restricted stock, of which 14,500 shares vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors.  The remaining 14,500 shares of restricted stock awarded to each member of our board of directors vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors and certain market conditions. In January 2015, the vesting criteria for all restricted shares awarded in 2014 that vest subject to the board member remaining a member of our board of directors and certain market conditions was changed to be subject to each such member of our board of directors remaining a member of our board of directors only. In January 2015, Mr. Lind, Mr. Steimler and Mr. Cowen were each awarded 42,500 shares of restricted stock that vest in three equal amounts in January 2016, 2017 and 2018, subject to each such member of our board of directors remaining a member of our board of directors.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

In 2014 our co-chief executive officer, Mr. Svein Moxnes Harfjeld, received an annual salary of NOK 3,826,522 and a cash bonus of NOK 4,089,488 and our co-chief executive officer, Mr. Trygve P. Munthe, received an annual salary of NOK 3,538,095 and a cash bonus of NOK 4,089,488.  Our chief financial officer, Mr. Eirik Ubøe, received an annual salary of NOK 1,923,380 and a cash bonus of NOK 1,120,823.  In addition, each executive officer participates in a defined benefit pension plan under which NOK 511,926, NOK 575,419 and NOK 275,595 was set aside for each of the executives, respectively.  Also, each executive is reimbursed for expenses incurred in the performance of his duties as our executive officer and receives the equity-based compensation described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Mr. Ubøe that set forth their rights and obligations as our co-chief executive officers and chief financial officer, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

In February 2014, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 51,000, 51,000 and 20,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions.  In June 2014, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 174,000, 174,000 and 55,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock conditionally awarded vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions. In January 2015, the vesting criteria for all restricted shares awarded in 2014 that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only. In January 2015, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 255,000, 255,000 and 85,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in that vest in three equal amounts in January 2016, 2017 and 2018, subject to continued employment with us.

In the event that we terminate Mr. Ubøe’s employment other than for “cause” (as such term is defined in the employment agreement), subject to Mr. Ubøe’s execution and delivery of an irrevocable waiver and general release of claims in favor of the company and his compliance with the restrictive covenants described below, we will continue to pay his base salary through the first anniversary of such date of termination and all of his equity-based compensation shall immediately vest and become exercisable.  In the event that Mr. Ubøe terminates his employment for good reason (as such term is defined in the employment agreement) within six months following a change of control (as such term is defined in the employment agreement), he will be awarded a cash compensation of 100% his annual base salary upon the effective date of such termination.  In the event that Mr. Ubøe terminates his employment for good reason within six months following a change of control, he may, at the board of directors’ discretion, be entitled to an additional payment equal to 100% his annual base salary if the board of directors determines he made a significant contribution to the transaction that resulted in the change of control and any unvested equity awards will become fully vested.  If Mr. Ubøe’s employment is terminated due to death or disability (as such latter term is defined in the employment agreement), we will continue to pay his base salary through the first anniversary of such date of termination.  In the event that Mr. Ubøe’s employment is terminated for cause, we are only obligated to pay his salary through the effective date of termination that remains unpaid as of such date and pay any unreimbursed expenses incurred by Mr. Uboe prior to the effective date of termination.

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

Pursuant to their employment agreements, each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed to protect our confidential information.  Each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed during the term of the agreements and for a period of one year following their termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.  Mr. Ubøe has additionally agreed, pursuant to his employment agreement, not to criticize or disparage us, our affiliates or any related persons, including customers, clients, suppliers or vendors, whether in writing or orally.  Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment shall fully and wholly be given to us.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Incentive Compensation Plans

We currently maintain four equity compensation plans, the 2005 Incentive Compensation Plan (as amended from time to time, the “2005 Plan”), the 2011 Incentive Compensation Plan (the “2011 Plan”), the 2012 Incentive Compensation Plan (the “2012 Plan”) (together, the “Plans”) and the 2014 Incentive Compensation Plan (the “2014 Plan”) (together, the “Plans”).  The 2014 Plan was approved by our stockholders at our annual meeting on June 11, 2014.  The 2012 Plan was discontinued and replaced by the 2014 Plan.  Previously issued awards granted under the 2012 Plan, the 2011 Plan and the 2005 Plan remain outstanding, but awards may no longer be granted under such Plans.

The Plans were established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The Plans are identical in all material respects, except that the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2014 Plan is 2,300,000.

The following description of the Plans is qualified by reference to the full texts thereof, copies of which are filed as exhibits to this report.

Awards

The Plans provide for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended and non-statutory stock options, or “NSOs,” restricted share awards, restricted stock units, or “RSUs,” cash incentive awards, dividend equivalents and other equity-based or equity-related awards.

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

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2014 Plan is 2,300,000.  If an award granted under the Plans is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plans.  However, no additional awards can be granted under the 2012 Plan, the 2011 Plan and the 2005 Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the Plans and awards under the Plans as it deems equitable or desirable in its sole discretion.

Stock options

The compensation committee may grant (or, in the case of the 2012 Plan, the 2011 Plan and the 2005 Plan, was able to grant) both ISOs and NSOs under the Plans.  Except as otherwise determined by the compensation committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plans) of our common stock on the date of grant.  In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant.  All options granted under the 2014 Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.  All options granted under the 2012 Plan, the 2011 Plan and the 2005 Plan were NSOs unless the applicable award agreement expressly stated that the option was intended to be an ISO.

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

Cash incentive awards

Subject to the provisions of the 2014 Plan, the compensation committee may grant cash incentive awards payable upon the attainment of one or more individual, business or other performance goals or similar criteria.

Other stock-based awards

Subject to the provisions of the 2014 Plan, the compensation committee may grant to participants other equity-based or equity-related awards.  The compensation committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

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

Term of the 2014 Plan

No award may be granted under the 2014 Plan after June 11, 2017, the third anniversary of the date the 2014 Plan was approved by our stockholders.  The 2012 Plan, the 2011 Plan and the 2005 Plan have been discontinued, and therefore awards may no longer be granted under such Plans.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of three directors, all of whom are independent under the applicable rules of the NYSE.  We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Mr. Erik Lind was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Robert N. Cowen was initially appointed in May 2010.  The term of our Class I director, Mr. Cowen, expires in 2017, the term of our Class II director, Mr. Steimler, expires in 2016 and the term of our Class III director, Mr. Lind, expires in 2015.   Mr. Lind was re-elected as our Class III director at our annual stockholders meeting on June 26, 2012 and Mr. Steimler and Mr. Cowen were re-elected as our Class II and Class I directors, respectively, at our annual stockholders meeting on June 11, 2014.  On March 3, 2015, we announced that Rolf Wikborg resigned from our board of directors, having most recently served as a Class III director.

At our 2014 annual meeting of stockholders, in order to comply with Section 5.02 of our amended and restated articles of incorporation that the board shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire board, Mr. Steimler was reclassified as a Class II director.  Mr. Steimler was previously classified as a Class I director.  Upon his re-election as a Class II director on June 11, 2014, Mr. Steimler’s term expires in 2016.

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

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.  The members of the compensation committee are Mr. Steimler (chairperson), Mr. Lind and Mr. Cowen.

The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman.  The members of the nominating and corporate governance committee are Mr. Lind (chairperson), Mr. Steimler and Mr. Cowen.

DIRECTORS

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote.  There is no provision for cumulative voting.

Section 5.01 of our amended and restated articles of incorporation provides that our board of directors must consist of not less than three nor more than twelve members, the exact number of directors comprising the entire board of directors as determined from time to time by resolution adopted by the affirmative vote of a majority of the board of directors.  Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock.

D.	EMPLOYEES

As of December 31, 2014, we had 18 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Stockholders.”  See “Item 6.B Compensation” for a description of the company’s Incentive Compensation Plans under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 11, 2015. We have one class of common stock outstanding with each outstanding share entitled to one vote.

Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such shares of common stock. Shares of common stock issuable pursuant to options, warrants, convertible notes or other similar convertible or derivative securities that are currently exercisable or exercisable or convertible within 60 days are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock (1)	Percentage of Shares of Common Stock (2)
Canyon Capital Advisors LLC (3)	11,844,099	12.3%
Stephen Feinberg (4)	11,718,777	12.0%
Solus Alternative Asset Management LP (5)	8,746,138	9.2%
Aristeia Capital, LLC (6)	5,879,804	6.0%
Blackrock, Inc. (7)	4,836,247	5.2%
Directors
Erik A. Lind (8)	107,379	*
Einar Michael Steimler (8)	103,890	*
Robert Cowen (8)	118,666	*
Executive Officers
Svein Moxnes Harfjeld (9)	742,432	*
Trygve P. Munthe (9)	743,703	*
Eirik Ubøe (10)	212,994	*
Directors and executive officers as a group (6 persons) (11)	2,029,064	2.2%

*	Less than 1%
(1)
Assumes conversion of all of the holder’s convertible senior notes at a conversion price of $8.125 per share of common stock. The conversion price of the convertible senior notes is subject to adjustments. As a result, the number of shares of common stock issuable upon conversion of the convertible senior notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1) under the Exchange Act, using 92,850,581 shares of common stock issued and outstanding on March 11, 2015.
(3)
Based upon a Schedule 13G/A filed with the SEC on February 17, 2015 by Canyon Capital Advisors LLC (“Canyon”) on behalf of itself and certain reporting persons.  The total number of shares beneficially owned includes 3,076,922 shares of common stock issuable upon conversion of Canyon’s holding of convertible senior notes.

(4)
Based upon a Schedule 13G/A filed with the SEC on March 11, 2015 by Stephen Feinberg, who possesses the sole power to vote and the sole power to direct the disposition of all securities of DHT Holdings, Inc. beneficially owned by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P, Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., and Cerberus SMRS Partners, L.P.  The total number of shares beneficially owned includes 4,923,077 shares of common stock issuable upon conversion of Stephen Feinberg’s holding of convertible senior notes.

(5)
Based upon a Schedule 13G filed with the SEC on February 12, 2015 by Solus Alternative Asset Management LP (“Solus”) on behalf of itself and certain reporting persons.  The total number of shares beneficially owned includes 2,461,538 shares of common stock issuable upon conversion of Solus’s holding of convertible senior notes.

(6)
Based upon a Schedule 13G filed with the SEC on February 17, 2015 by Aristeia Capital, LLC (as the investment manager of, with voting and investment control over, one or more private investment funds).  All shares beneficially owned are shares of common stock issuable upon conversion of Aristeia Capital, LLC’s holding of convertible senior notes.

(7)	Based upon a Schedule 13G filed with the SEC on February 3, 2015 by Blackrock, Inc. (as parent or control person to five subsidiaries who have acquired shares of our common stock).
(8)	Includes 67,500 shares of restricted stock subject to vesting conditions.
(9)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 467,500 shares of restricted stock subject to vesting conditions.

(10)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018, 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 and 965 options with an exercise price of $144 per share and expiring on October 18, 2015. Includes 140,000 shares of restricted stock subject to vesting conditions.

(11)	Includes 1,277,500 shares of restricted stock subject to vesting conditions.

Our major stockholders generally have the same voting rights as our other stockholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.  As of March 4, 2015, we had 22 shareholders of record, 18 of which were located in the United States and held an aggregate of 92,443,790 of our common shares, representing 99.9% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 92,417,176 of our common shares as of March 4, 2015. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

B.	RELATED PARTY TRANSACTIONS

In connection with the sale in November 2013 of approximately $110 million of our equity to institutional investors pursuant to a private placement (the “Private Placement”), on November 24, 2013, we entered into a stock purchase agreement (the “Stock Purchase Agreement”) with certain investors.  Pursuant to the terms of the Stock Purchase Agreement, each investor agreed, among other things, to vote all of the shares of our common stock that such investor held in favor of an amendment to our articles of incorporation to increase the authorized number of shares of common stock and capital stock.  The aggregate number of shares of our common stock subject to the voting arrangements set forth in the Stock Purchase Agreement was 18,372,058, or approximately 63% of our outstanding common stock as of December 13, 2013, the record date for the special meeting called for purposes of considering the Amendment.  Additionally, an affiliate of Anchorage purchased 2,105 shares of our Series B Participating Preferred Stock in the Private Placement, and affiliates of Tufton Oceanic Limited purchased 1,827,000 shares of our common stock and 13,305 shares of our Series B Participating Preferred Stock in the Private Placement.  Erik A. Lind, the chairman of our board of directors, is the Chief Executive Officer and a director of Tufton Oceanic Limited.  In connection with the February 2014 Registered Direct Offering, we sold 1,352,800 shares of common stock to affiliates of Tufton Oceanic Limited.  In connection with the September 2014 Registered Direct Offering, we sold 769,000 shares of common stock to affiliates of Tufton Oceanic Limited and in connection with the private placement of $150 million aggregate principal amount of convertible senior notes in September 2014, we sold convertible senior notes amounting to $11,380,000 to affiliates of Tufton Oceanic Limited.

On May 2, 2012, we entered into an Investor Rights Agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P. (the “Anchorage Investor”), an affiliate of Anchorage Capital Group, L.L.C. (“Anchorage”), and entered into an Amendment to the Investor Rights Agreement with the Anchorage Investor on November 24, 2013 (as amended, the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, (1) we agreed to increase the size of our board of directors by one individual (to be selected by the Anchorage Investor) so long as the Anchorage Investor owned at least 7.5% of the voting power of our capital stock, and (2) subject to certain conditions, the Anchorage Investor had the right to appoint one designee to attend meetings of our board of directors as a non-voting observer.  The Anchorage Investor ceased to own at least 7.5% of the voting power of our capital stock in February 2014 and, in connection therewith, the director appointed by the Anchorage Investor resigned from our board of directors.  The Anchorage Investor agreed, as an investor party to the Stock Purchase Agreement, to vote all of the shares of our common stock and Series B Participating Preferred Stock that it held in favor of a proposed increase in the number of authorized shares of our common stock and capital stock.  We agreed to provide certain customary registration rights to the Anchorage Investor.

Further, we have issued certain guarantees for certain of our subsidiaries.  This mainly relates to our credit facilities: the RBS Credit Facility, the DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Nordea Credit Facility and the Credit Agricole Credit Facility, which are all guaranteed by DHT Holdings.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS
See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS
See Item 18.

3.	AUDIT REPORTS
See Report of Independent Registered Public Accounting Firm on page F-2.

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

In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividend paid related to the first quarter of 2009 was $3.00 per share.  For the last three quarters related to 2009, we did not pay any dividends.  For each of the four quarters related to 2010, we paid a dividend of $1.20 per share.  The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per common share, respectively.  With respect to the Series A Participating Preferred Stock issued in May 2012, the dividends paid related to the four quarters of 2012 amounted to $3.40, $3.40, $0.28 and $0.28 per common share, respectively. The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02, $0.02 and $0.02 per common share, respectively.  With respect to the Series A Participating Preferred Stock issued in May 2012, the dividends paid related to the four quarters of 2013 amounted to $0.25, $0.00, $0.00 and $0.00 per common share, respectively.  No dividends related to the four quarters of 2013 were paid on Series B Participating Preferred Stock.The dividends paid related to the four quarters of 2014 amounted to $0.02, $0.02, $0.02 and $0.05 per common share, respectively.

The timing and amount of dividend payments will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.

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

The following table lists the high and low sales prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:

December 31, 2010*	58.68	39.60
December 31, 2011*	62.28	7.92
December 31, 2012*	18.36	3.54
December 31, 2013	6.95	3.99
December 31, 2014	8.57	5.20

Quarter ended:
March 31, 2013	4.90	4.01
June 30, 2013	5.07	4.05
September 30, 2013	4.79	3.99
December 31, 2013	6.95	4.36
March 31, 2014	8.57	6.60
June 30, 2014	8.10	6.73
September 30, 2014	7.44	6.01
December 31, 2014	7.44	5.20
March 31, 2015 (1)	9.31	6.38

Month ended:
August 31, 2014	7.44	6.34
September 30, 2014	7.10	6.01
October 31, 2014	6.76	5.20
November 30, 2014	6.74	5.83
December 31, 2014	7.44	5.71
January 31, 2015	9.31	7.24
February 28, 2015	7.56	6.85
March 31, 2015(2)	7.05	6.38

*	Share prices adjusted to account for 12-for-1 reverse stock split that became effective after the close of trading on July 16, 2012.
(1)	For the period of January 1, 2015 through March 10, 2015.
(2)	For the period of March 1, 2015 through March 10, 2015.

5.	TYPE AND CLASS OF SECURITIES
Not applicable.

6.	LIMITATIONS OF SECURITIES
Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2014, we had outstanding 92,510,086 shares of common stock.  As of March 10, 2015, we had outstanding 92,850,581 shares of common stock and no shares of any class of preferred stock.  All of our shares of stock are in registered form, and as of December 31, 2014, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

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

Section 5.01 of our amended and restated articles of incorporation provides that our board of directors must consist of not less than three nor more than twelve members, the exact number of directors comprising the entire board of directors as determined from time to time by resolution adopted by the affirmative vote of a majority of the board of directors.  Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock.

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

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors.  Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors.  Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

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

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders.  Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our chairman or co-chief executive officers, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares, may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice.  Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

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

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic

Attorney’s fees may be awarded if the action is successful

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

C.	MATERIAL CONTRACTS

Other than the Executive Officer Employment Agreements (described below), our charters, our ship management agreements with Goodwood and V.Ships, our guarantees for certain of our subsidiaries, the RBS Credit Facility (as amended), the DHT Phoenix Credit Facility (as amended), the DHT Eagle Credit Facility (as amended), the DHT Falcon and DHT Hawk Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility, the ABN AMRO Credit Facility, the Danish Ship Finance Credit Facility, the Share Purchase Agreement, the HHI Agreements, the Stock Purchase Agreement, and the OSG claim sale agreements (described below), we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Mr. Ubøe that set forth their rights and obligations as our co-chief executive officers and chief financial officer, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time.  For additional information on these agreements see “Item 6.  Directors, Senior Management and Employees─Executive Compensation, Employment Agreements.”

The Stock Purchase Agreement

In November 2013, we sold approximately $110 million of our equity to institutional investors pursuant to the Private Placement.  The Private Placement was pursuant to the Stock Purchase Agreement among the Company and the investors named therein, dated November 24, 2013.  The equity included 13,400,000 shares of common stock and 97,579 shares of Series B Participating Preferred Stock.  Each share of our Series B Participating Preferred Stock was mandatorily exchanged into 100 shares of our common stock.  The Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

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

DHT Maritime, London Tanker Corporation (“LTC”) and Newcastle Tanker Corporation (“NTC”) held claims against two OSG subsidiaries, Alpha Suezmax Corporation (“Alpha”) and Dignity Chartering Corporation (“Dignity” and, together with Alpha and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London, respectively, and against OSG on account of its guarantees of the obligations of Alpha and Dignity, respectively, under each of the bareboat charter agreements (collectively, the “Claims”).  DHT Maritime and DHT Holdings entered into an assignment agreement and a joinder to that assignment agreement with LTC and NTC, each effective as of January 22, 2013, whereby DHT Maritime, LTC and NTC (collectively, the “Sellers”) agreed to sell, and DHT Holdings agreed to purchase, the undivided 100% interest in the Sellers’ right to and title and interest in, among other things, (i) the Claims; (ii) all rights to receive any cash, interest, fees, expenses, damages penalties and other amounts or property in respect of the Claims, including any securities and other distributions made by the Debtors in respect of the Claims under or pursuant to any plan of reorganization or liquidation in the Debtors’ chapter 11 cases in the Bankruptcy Court or otherwise; (iii) any cause of action or claim of any nature whatsoever  arising out of the Claims; (iv) any voting right arising out of the Claims; and (v) all proceeds of any kind under or in respect of the foregoing, including all cash, securities or other property distributed or payable on account thereof, or exchanged in return therefor (the “Transferred Rights”) for a purchase price of $10 million.

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

Also, we and certain of our affiliates and OSG and certain of its affiliates have separately agreed to settle six further claims in the amount of $3.4 million plus attorneys’ fees filed by various of our affiliates against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013, for a total claim amount of $1.5 million in full settlement of such claims.  In August 2014, we received a payment of $1.6 million in full settlement of such claims.

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

We believe that the 5 Percent Override Rule has not been triggered with respect to our common stock.  However, the 5 Percent Override Rule might be triggered in the future as a result of factual circumstances beyond our control, for example, if one or more stockholders became a 5% Stockholder.  In this case, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year.

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2015, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

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

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder”.  For this purpose, a “U.S. Holder” means a beneficial owner of shares of our convertible senior notes or our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes:

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

●	owns our convertible senior notes or our common stock as a capital asset, and

●	owns actually and constructively less than 10% of our common stock by vote and value.

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

Interest on our Convertible Senior Notes

Interest on a note generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for U.S. federal income tax purposes.

Constructive Distributions

A U.S. holder of exchangeable debt instruments such as the convertible senior notes may, in certain circumstances, be deemed to have received distributions of stock as a result of adjustments (or failures to make adjustments) to the exchange price of such instruments. Adjustments to the exchange price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, generally will not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the convertible senior notes, including adjustments in respect of cash dividends to Parent’s stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment to the exchange rate in connection with a “make-whole adjustment event” may be treated as a constructive distribution. If such adjustments are made, a U.S. Holder will be deemed to have received constructive distributions includible in such holder’s income in the manner described under “—U.S. Federal Income Taxation of ‘U.S. Holders’—Distributions on our Common Stock” below even though such holder has not received any cash or property as a result of such adjustments; provided, however, that it is not clear whether a constructive dividend deemed paid to a U.S. Holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to a U.S. Holder. Because a constructive distribution deemed received by a U.S. Holder would not give rise to any cash from which any applicable withholding could be satisfied, if backup withholding is paid on behalf of a U.S. Holder (because such holder failed to establish an exemption from backup withholding), such backup withholding may be set off against subsequent payments on the convertible senior notes, including any payment of interest or of cash or stock upon retirement or exchange of the convertible senior notes.

Sale, Exchange, or Other Disposition of our Convertible Senior Notes

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our convertible senior notes in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such convertible senior notes. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are generally eligible for a maximum 20% preferential tax rate. A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

Treatment of the Conversion

A U.S. Holder of the convertible senior notes will not recognize any income, gain or loss in respect of the receipt of common stock upon the conversion of our convertible senior notes, except that (1) the amount of stock you receive in respect of accrued and unpaid interest will generally be taxable as described under “— Interest on our Convertible Senior Notes” above and (2) your receipt of cash in lieu of a fractional share of common stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your tax basis in the common stock that is allocable to the fractional share. You should consult your own tax advisor to determine the specific tax treatment of the receipt of stock in respect of accrued and unpaid interest or cash in lieu of a fractional share in your particular circumstances.

Your tax basis in the common stock you receive upon a conversion of our convertible senior notes (including any basis allocable to a fractional share) will generally equal the tax basis of the convertible senior notes that were converted. Your tax basis in a fractional share will be determined by allocating your tax basis in the common stock between the common stock you receive upon conversion and the fractional share, in accordance with their respective fair market values. Your holding period for the common stock you receive (other than common stock received in respect of accrued and unpaid interest) will include your holding period for converted notes. The basis of common stock received in respect of accrued and unpaid interest will equal its fair market value at the time it is distributed and its holding period will begin on the day of the conversion.

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

Sale, Exchange or Other Disposition of Our Common Stock

Provided that we are not a PFIC for any taxable year, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of U.S. Non-Corporate Holders are generally eligible for a maximum 20% preferential tax rate.  A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

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

There is substantial legal authority supporting the position that we are not a PFIC, consisting of case law and IRS pronouncements concerning the characterization of income derived from time chartering activities as services income for other tax purposes. Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS stated that it disagrees with the holding of this Fifth Circuit case, and that income from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given the IRS or a court will accept this position, and there is a risk that the IRS or a court could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we are a PFIC for any taxable year during which a U.S. Holder owns our common stock, such U.S. Holder will, for any taxable year during which we are treated as a PFIC, be required to file IRS Form 8621 with his or her U.S. federal income tax return to report his or her ownership of our common stock if the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

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

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  Any such income inclusions would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above.  The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P.  Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above.  Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election”.  If we are a PFIC during a year in which a U.S. Holder holds our convertible senior notes, and then the U.S. Holder makes a QEF election upon converting the convertible senior notes into shares, the U.S Holder may be treated for these purposes as holding our stock prior to the conversion, and accordingly, may be subject to the tax consequences described in that section.

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

●
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period would be taxed as ordinary income, and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock.  If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.  Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder held our common stock and for which the holder did not make a QEF election.  A U.S. Holder of our convertible senior notes may be treated as holding common stock for purposes of these rules, and accordingly, may be subject to certain of these rules if the U.S. Holder makes a QEF or mark-to-market election after converting the convertible senior notes into common stock.

Medicare Tax

A U.S. Non-Corporate Holder (excluding certain trusts within a special class of trusts that is exempt from such tax) is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  Such a U.S. Holder’s net investment income will generally include such U.S. Holder’s gross interest income and dividend income and net gains from the disposition of our convertible senior notes or our common stock, unless such interest, dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  A U.S. Non-Corporate Holder is urged to consult the holder’s own tax advisor regarding the applicability of the Medicare tax to the holder’s ownership of our convertible senior notes or our common stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder”.  For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Interest on our Convertible Senior Notes and Distributions on our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on interest received from us with respect to our convertible senior notes or distributions received from us with respect to our common stock, unless that interest or dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those interest or dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.  This paragraph also applies to any constructive distributions described under “—U.S. Federal Income Taxation of ‘U.S. Holders’—Constructive Distributions” above, and any stock you receive in respect of accrued and unpaid interest upon the conversion of our convertible senior notes.

Sale, Exchange or Other Taxable Disposition of our Convertible Senior Notes or our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our convertible senior notes or our common stock, unless:

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, any income from the convertible senior notes or common stock, including interest, dividends and the gain from the sale, exchange or other disposition of such convertible senior notes or stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders.  In addition, if you are a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, your E&P that is attributable to the effectively connected income, which is subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Tax Return Disclosure Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock and notes of a non-U.S. corporation, including our convertible senior notes and our common stock, are specified foreign assets for this purpose. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form.

Backup Withholding and Information Reporting

In general, interest and dividend payments (or other taxable distributions) and proceeds from the disposition of our convertible senior notes or our common stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder.  Such distributions may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

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

If you are a Non-U.S. Holder and you sell our convertible senior notes or our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption.  If you sell our convertible senior notes or our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our convertible senior notes or our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.  However, such information reporting requirements will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2014 by approximately $3.3 million based upon our debt level as of December 31, 2014 ($1.5 million in 2013).  We have only immaterial currency risk since all income and all vessel expenses are in US dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions.  We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions.  The majority of our cash is held by DNB, Nordea, HSBC and RBS.  Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2014 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our co-chief executive officers and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992.  Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2014.  In 2013, COSO published an updated Internal Control – Integrated Framework (“COSO 2013”).  We have postponed the adoption of the 2013 Internal Control—Integrated Framework issued by COSO to 2015 due to the acquisition of Samco Shipholding Pte. Ltd. in September 2014.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on page F-2.

D.	CHANGES IN INTERNAL CONTROL OVER REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our Co-Chief Executive Officers (our principal executive officer) and Chief Financial Officer (our principal accounting officer).  In November 2012, we revised our Code of Business Conduct and Ethics to clarify our policy restricting relationships between employees, third party agents, and business partners  with personnel of governmental entities.  We have posted this Code of Ethics to our website at www.dhtankers.com, where it is publicly available.  In addition, we will provide a printed copy of its Code of Business Conduct and Ethics to our stockholders upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Deloitte AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2012, 2013 and 2014.

Fees	2012	2013	2014
Audit Fees (1)	$214,400	$328,440	$288,607
Audit-Related Fees (2)	46,400	30,575	424,627
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$260,800	$359,419	$713,234

(1)
Audit fees for 2012, 2013 and 2014 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2012, 2013 and 2014, respectively.

(2)
Audit-related fees for 2014 consisted of $70,690 in respect of quarterly limited reviews, $353,937 in respect of services rendered for preparation of registration statements, comfort letter, out-of-pocket expenses and other services. Audit-related fees for 2013 consisted of $26,199 in respect of quarterly limited reviews and $4,376 related to other services.  Audit-related fees for 2012 consisted of $36,600 in respect of quarterly limited reviews and $9,800 related to other services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2014.

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

The following financial statements, together with the related report of Deloitte AS, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1	Amended and Restated Articles of Incorporation of DHT Holdings, Inc.

1.2	Amended and Restated Bylaws of DHT Holdings, Inc.

2.1	Form of Common Stock Certificate of DHT Holdings, Inc.

4.1.1	DVB Bank SE Credit Agreement (DHT Phoenix).

4.1.2	First Supplemental Agreement to DVB Bank SE Credit Agreement (DHT Phoenix).

4.1.3	DNB Bank ASA Credit Agreement (DHT Eagle).

4.1.4	Addendum No. 1 to DNB Bank ASA Credit Agreement (DHT Eagle).

4.1.5	The Royal Bank of Scotland plc Amended and Restated Credit Agreement (DHT Ann, DHT Cathy, DHT Chris, DHT Regal, DHT Sophie, DHT Target, DHT Trader).

4.1.6	DNB Bank ASA Credit Agreement (DHT Falcon, DHT Hawk).

4.1.7	Danish Ship Finance A/S Credit Agreement (Hull No. 2781).

4.1.8	DVB Bank SE, Nordea Bank Norge ASA, ABN AMRO Bank N.V. Credit Agreement (Hull No. 2748, Hull No. 2749, Hull No. 2750).

4.1.9	Credit Agricole Credit Agreement (Samco Scandinavia).

4.1.10	Supplemental Agreement to Credit Agricole Credit Agreement (Samco Scandinavia).

4.1.11	Second Supplemental Agreement to Credit Agricole Credit Agreement (Samco Scandinavia).

4.1.12	DNB Bank ASA, DVB Bank SE, Nordea Bank Norge ASA Credit Agreement (Samco China, Samco Europe, Samco Amazon, Samco Redwood, Samco Sundarbans, Samco Taiga, DHT Condor).

4.2.1	Base Indenture between DHT Holdings, Inc. and U.S. Bank National Association.

4.2.2	First Supplemental Indenture to the Base Indenture between DHT Holdings, Inc. and U.S. Bank National Association.

4.3	Form of Ship Management Agreement.

4.4	Form of Shipbuilding Contract.

4.5	Share Purchase Agreement between the Various Shareholders of Samco Shipholding Pte. Ltd. and DHT Holdings, Inc.

4.6	Employment Agreement of Eirik Ubøe with Tankers Services AS (former name of DHT Management AS)

4.7	Employment Agreement of Svein Moxnes Harfjeld with DHT Management AS.

4.8	Employment Agreement of Trygve P. Munthe with DHT Management AS.

4.9	Indemnification Agreement of Eirik Ubøe by DHT Holdings, Inc.

4.10	2011 Incentive Compensation Plan.

4.11	2012 Incentive Compensation Plan.

4.12	First Amendment to 2012 Incentive Compensation Plan.

4.13	2014 Incentive Compensation Plan.

4.14	Assignment of Claims Agreement with DHT Maritime, Inc.

4.15	Joinder to Assignment of Claims Agreement with DHT Maritime, Inc.

4.16	Assignment of Claims Agreement with Citigroup Financial Products Inc. (Dignity).

4.17	Assignment of Claims Agreement with Citigroup Financial Products Inc. (Alpha).

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.

23.1	Consent of Deloitte AS.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 19, 2015	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

Date: March 19, 2015	By:	/s/ Trygve P. Munthe
		Name:	Trygve P. Munthe
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and its subsidiaries (“the Company”) as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in stockholders’ equity, and consolidated statements of cash flows for each of the three years ended December 31, 2014.  We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s annual report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Samco Shipholding Pte. Ltd. and its subsidiaries, which was acquired on September 16, 2014 and whose consolidated financial statements constitute 48 % and 47 % of net and total assets, respectively, 21 % of revenues, and -2 % of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Samco Shipholding Pte. Ltd. and its subsidiaries. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DHT Holdings, Inc. and its subsidiaries as of December 31, 2014, and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS

Oslo, Norway
March 10, 2015

DHT Holdings, Inc.
Consolidated Statements of Financial Position as of December 31

(Dollars in thousands)	Note	2014	2013

ASSETS	Note
Current assets
Cash and cash equivalents	9,10	$166,684	$126,065
Accounts receivable and accrued revenues	5	28,708	16,951
Prepaid expenses		972	230
Bunkers, lube oils and consumables		15,906	2,825
Total current assets		$212,271	$146,072

Non-current assets
Vessels and time charter contracts	7	988,168	263,142
Advances for vessels under construction	7	174,496	37,095
Other property, plant and equipment		463	291
Investment in associated company	16	2,697	–
Total non-current assets		$1,165,825	$300,527

Total assets		$1,378,095	$446,599

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	8	29,999	3,529
Derivative financial liabilities	9	3,518	–
Current portion long term debt	9,10	31,961	–
Deferred shipping revenues	5	2,428	2,271
Total current liabilities		$67,906	$5,800

Non-current liabilities
Long term debt	9,10	629,320	156,046
Derivative financial liabilities	9	6,019	–
Total non-current liabilities		$635,339	$156,046

Total liabilities		$703,245	$161,846

Stockholders' equity
Stock	11	925	291
Additional paid-in capital		873,522	492,027
Accumulated deficit		(204,011)	(210,682)
Translation differences		(296)	–
Other reserves		4,712	3,118
Total stockholders equity		674,851	284,753

Total liabilities and stockholders' equity		$1,378,095	$446,599

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Income Statements

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands, except share and per share amounts)	Note	2014	2013	2012

Shipping revenues	5	$150,789	$87,012	$97,194

Operating expenses
Voyage expenses		(49,333)	(25,400)	(10,822)
Vessel operating expenses		(42,761)	(24,879)	(24,387)
Charter hire expense		–	–	(6,892)
Depreciation and amortization	7	(45,124)	(26,230)	(32,077)
Reversal of impairment charges/(impairment charges)	7	31,900	–	(100,500)
Profit/(loss), sale of vessel		–	(669)	(2,231)
General and administrative expense	12,13	(18,062)	(8,827)	(9,788)
Total operating expenses		$(123,381)	(86,005)	(186,698)

Operating income/(loss)		$27,408	1,007	(89,504)

Share of profit from associated companies	16	86	–	–
Interest income		409	182	272
Interest expense	9	(14,286)	(4,784)	(7,330)
Fair value gain on derivative financial liabilities	9	507	–	2,702
Other financial expenses	9	(1,150)	(325)	(33)
Profit/(loss) before tax		$12,973	(3,919)	(93,892)

Income tax expense	15	(86)	(207)	(161)
Net income/(loss) after tax		$12,887	$(4,126)	$(94,054)
Attributable to the owners of parent		$12,887	$(4,126)	$(94,054)

Basic net income/(loss) per share*		0.18	$(0.24)	$(7.83)
Diluted net income/(loss) per share*		0.18	$(0.24)	$(7.83)

Weighted average number of shares (basic)	6	73,147,668	17,541,310	12,012,133
Weighted average number of shares (diluted)	6	73,210,337	17,555,110	12,012,133

DHT Holdings, Inc.
Statements of Comprehensive Income

Profit/(loss) for the year		$12,887	$(4,126)	$(94,054)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation/(loss)	14	(204)	(113)	–
Items that may be reclassified subsequently to profit or loss:
Reclassification adjustment from previous cash flow hedges	9	–	–	756
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		(296)	–	–
Total comprehensive income for the period		$12,387	(4,239)	(93,297)

Attributable to the owners of parent		$12,387	$(4,239)	$(93,297)

* Adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated statements of changes in stockholders’ equity

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Retained	Translation	Other	Cash Flow	Total
		Shares*	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Hedges	Equity
Balance at January 1, 2012		5,370,897	$54	$309,314	–	$–	$–	$(102,164)	$–	$–	$(756)	$206,448
Net income/(loss) after tax		–	–	–	–	–	–	(94,054)	–	–	–	(94,054)
Other comprehensive income		–	–	–	–	–	–		–	–	756	756
Total comprehensive income		–	–	–	–	–	–	(94,054)	–	–	756	(93,297)
Cash dividends declared and paid		–	–	–	–	–	–	(9,040)	–	–	–	(9,040)
Issue of stock	11	2,503,200	25	17,000	442,666	5	58,969	–	–	–	–	75,999
Exchange of preferred stock		1,246,168	12	9,753	(73,304)	(1)	(9,765)	–	–	–	–	–
Compensation related to options and restricted stock	12	20,612	–	888	–	–	–	–	–	–	–	888
Balance at December 31, 2012		9,140,877	$91	$336,955	369,362	$4	$49,204	$(205,258)	$–	$–	$0	$180,997

* Adjust for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Retained	Translation	Other	Cash Flow	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Hedges	Equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	$(205,258)	$–	$–	$–	$180,997
Net income/(loss) after tax		–	–	–	–	–	–	(4,126)	–	–	–	(4,126)
Other comprehensive income		–	–	–	–	–	–	(113)	–	–	–	(113)
Total comprehensive income		–	–	–	–	–	–	(4,239)	–	–	–	(4,239)
Cash dividends declared and paid		–	–	–	–	–	–	(1,186)	–	–	–	(1,186)
Issue of stock	11	13,400,000	134	61,293	97,579	1	44,634	–	–	–	–	106,062
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)	–	–	–	–	–
Compensation related to options and restricted stock	12	150,368	1	–	–	–	–	–	–	3,118	–	3,119
Balance at December 31, 2013		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$–	$3,118	$–	$284,753

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Retained	Translation	Other	Cash Flow	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Hedges	Equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$–	$3,118	$–	$284,753
Net income/(loss) after tax		–	–	–	–	–	–	12,887	–	–	–	12,887
Other comprehensive income		–	–	–	–	–	–	(204)	(296)	–	–	(500)
Total comprehensive income		–	–	–	–	–	–	12,683	(296)	–	–	12,387
Cash dividends declared and paid		–	–	–	–	–	–	(6,012)	–	–	–	(6,012)
Issue of stock	11	53,376,923	534	359,806	–	–	–	–	–	–	–	360,340
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)	–	–	–	–	–
Convertible bonds		–	–	21,787	–	–	–	–	–	–	–	21,787
Compensation related to options and restricted stock	12	334,288	3	–	–	–	–	–	–	1,594	–	1,597
Balance at December 31, 2014		92,510,086	$925	$873,522	–	$–	$–	$(204,011)	$(296)	$4,712	$–	$674,851

The footnotes are an integral part of these consolidated financial statements

Transaction costs on stock issues
The amount recognized as additional paid-in capital in 2014, 2013 and 2012, respectively, is after the deduction of share issue cost of $16,907, $637 and $4,056, respectively.

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

DHT Holdings, Inc.
Consolidated statements of cash flow

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands)	Note	2014	2013	2012

Cash flows from operating activities:
Net income/(loss)		$12,887	$(4,126)	$(94,054)
Items included in net income not affecting cash flows:
Depreciation and amortization	7	45,124	26,939	32,404
(Reversal of impairment charges)/impairment charges	7	(31,900)	–	100,500
Amortization of upfront fees		1,875
(Profit)/loss, sale of vessel		–	669	2,231
Fair value gain/(loss) on derivative financial liabilities	9	(507)	–	(2,073)
Compensation related to options and restricted stock	12	1,597	3,118	887
Share of profit in associated companies	16	(86)	–	–
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	9	1,535	(3,075)	(8,853)
Prepaid expenses	9	(742)	255	1,298
Other long term receivables	9	–	–	54
Accounts payable and accrued expenses	8	7,577	(2,786)	956
Prepaid charter hire	8	156	2,117	(8,202)
Other non-current liabilities	8	–	–	(340)
Bunkers, lube oils and consumables		(6,895)	791	(3,616)
Net cash provided by operating activities		$30,621	23,902	21,192

Cash flows from investing activities:
Investment in vessels	7	(157,387)	(2,112)	(3,819)
Investment in vessels under constuction	7	(137,401)	(37,095)	–
Sale of vessels		–	22,233	13,662
Investment in subsidiary, net of cash acquired	3	(256,332)	–	–
Dividend received from associated company		107	–	–
Investment in property, plant and equipment		(333)	29	(23)
Net cash provided by/(used in) investing activities		$(551,347)	(16,945)	9,820

Cash flows from financing activities
Issuance of stock	11	360,340	106,063	75,944
Cash dividends paid	11	(6,012)	(1,186)	(9,040)
Issuance of long term debt	9,10	342,992	–	–
Issuance of convertible bonds	10	145,862	–	–
Repayment of long-term debt	9,10	(281,838)	(56,300)	(69,237)
Settlement of derivative financial liabilities	9	–	(772)	–
Net cash provided by/(used in) financing activities		$561,344	47,806	(2,333)

Net increase in cash and cash equivalents		40,619	54,763	28,678
Cash and cash equivalents at beginning of period		126,065	71,302	42,624
Cash and cash equivalents at end of period	9,10	$166,684	$126,065	$71,302

Specification of items included in operating activities:
Interest paid		9,907	3,954	6,872
Interest received		446	213	240

The footnotes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements for year ended December 31, 2014

Note 1 - General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange.  The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

DHT Maritime, Inc. (formerly Double Hull Tankers, Inc.) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”).  In October 2005, DHT Maritime, Inc. completed its initial public offering.  During the first half of 2007, OSG sold all of its common stock of the DHT Maritime, Inc.  Subsequent to a corporate restructuring in March 2010, DHT Maritime, Inc. is now a wholly owned subsidiary of DHT.

The Company has 23 material wholly-owned subsidiaries of which ten are Marshall Island companies, three are Hong Kong companies, seven are Cayman Islands, two are Singapore companies and one is a Norwegian company.  Eight of the Marshall Islands subsidiaries, the three Hong Kong subsidiaries and the seven Cayman Island subsidiaries are vessel owning companies (the “Vessel Subsidiaries”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2014 our fleet of eighteen owned vessels consisted of fourteen very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” two Suezmaxes, which are tankers ranging in size from 130,000 to 170,000 dwt, and two Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 4,910,160 dwt.

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

Statement of compliance

The DHT Holdings, Inc. consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company (its subsidiaries).  Unless otherwise specified, all subsequent references to the “Company” refer to DHT and its subsidiaries. Control is achieved where the Company has power over the investee, is exposed or has the rights to variable returns from its investment with an entity and has the ability to affect those returns through its power over the entity.

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

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquire and the equity interests issued by the Company in exchange for control of the acquire. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value, except for non-current assets that are classified as held for sale and are recognized at the lower of carrying amount and fair value less cost to sell, and deferred tax assets and liabilities which are recognized at nominal value.

Goodwill arising on acquisition is recognized as an asset measured at the excess of the sum of the consideration transferred, the fair value of any previously held equity interest and the amount of any non-controlling interests in the acquiree over the net amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceed the total consideration of the business combination, the excess is recognized in the income statement immediately.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts or circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Investments in associates

An associated company is an entity over which the Company has significant influence and that is not a subsidiary or a joint arrangement. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without the ability to have control over those policies. Significant influence normally exists when the Company has 20% to 50% of the voting rights unless other terms and conditions affect the Company’s influence.

The investments in associates are accounted for using the equity method. Such investments are initially recognized at cost. Cost includes the purchase price and other costs directly attributable to the acquisition such as professional fees and transaction costs.

Under the equity method the interest in the investment is based on the Company’s proportional share of the associate’s equity, including any excess value and goodwill. The Company recognizes its share of net income, including depreciation and amortization of excess values and impairment losses, in “Share of profit from associated companies”.

The financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents.  Cash and cash equivalents are recorded at their nominal amount on the balance sheet.

Vessels

Vessels are stated at historical cost, less accumulated depreciation and accumulated impairment losses.  For vessels purchased, these costs include expenditures that are directly attributable to the acquisition of these vessels.  Depreciation is calculated on a straight-line basis over the useful life of the vessels, taking residual values into consideration, and adjusted for impairment charges or reversal of prior impairment charges, if any.

The estimated useful lives and residual values are reviewed at least at each year end, with the effect of any changes in estimate accounted for on a prospective basis.  We assume an estimated useful life of 20 years. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.

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

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable.  An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost of disposal based on third-party broker valuations and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. The Company views each vessel as a separate CGU.   Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Such impairment is recognized in the income statement.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

Hedge accounting is not applied, and all derivatives are recognized at fair value.

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

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar. This is because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in U.S. dollar, and the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in U.S. dollar. For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into U.S. dollar using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the date of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

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

The Norwegian management company is subject to taxation in Norway and the subsidiary in Singapore is organized in compliance with the Singaporean shipping tax regime (AIS). The AIS entails no tax on operating profits from the shipping activity.

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

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a)	Commercial Pools

A commercial pool is a joint marketing office through which several shipowners market their ships.  Each participating ship provides the commercial pool with its relative share of required working capital.  The contractual relationship between a commercial pool and each participating ship is structured as a time charter whereby the daily rate earned for the ship is based actual earnings on a net revenue basis.  Net revenues are gross freight less voyage related expenses shared amongst all the participating ships in accordance with a pool point formula and administrative fees for the commercial pool.  The commercial pool is booking cargo, collecting gross freight, paying voyage related expenses such as but not limited to bunkers, port charges and broker commissions.  The net revenues are distributed to each participating ship at irregular intervals in accordance with the pool point formula when funds are deemed available for distribution by the commercial pool. The Company has considered it appropriate to present this type of arrangement on a net basis in the income statement.

b)	Impairment

Each of the Company’s vessels has been treated as a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.

Changes in accounting policy and disclosure

(a) New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2014. The adoption did not have any material effect on the financial statements.

●
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities
The amendments to IFRS 10 introduce an exception from the requirement to consolidate subsidiaries for an investment entity. Consequential amendments to IFRS 12 and IAS 27 have been made to introduce new disclosure requirements for investments entities.

●
Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities
These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.

●
Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets
The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives has been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements.

●
Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting
The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

●
International Financial Reporting Interpretations Committee (“IFRIC”) 21 Levies
IFRIC 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

(b) New and revised IFRSs that are not mandatorily effective (but allow early application) for the year ended December 31, 2014.

It is currently assessed that none of the standards, amendments and interpretation to existing standards will have material impact on the financial statements as the currently is presented, however they may have impact in the future. The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments
IFRS 14	Regulatory Deferral Accounts
IFRS 15	Revenue from Contracts with Customers
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 19	Defined Benefit Plants: Employee Contributions
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2014 Cycle

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

IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 with earlier application permitted.

●
IFRS 15 Revenue from Contracts with Customers
In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Specifically, the Standard introduce a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligation in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performed obligation in the contract
Step 5: Recognize the revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ´control´of the goods or services underlying the particular performance obligation is transferred to the customer.

Extensive disclosures are required by the new standard.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2017 with early application permitted.

●
Annual Improvements project to IFRSs 2010-2012 Cycle.
The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards. This annual improvement includes the following standards and topics:

●
The amendments to IFRS 2 (i) change the definition of “vesting condition”and “market condition”; and (ii) add definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after 1 July 2014.

●	The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after 1 July 2014.

●	The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operation segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ´similar economic characteristics´; and (ii) clarify that a reconciliation of the total of the reportable segments´assets to the entity´s assets should only be provided if the segment assets are regularly provided by the chief operating decision-maker.

●
The amendments to the basis conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial. As the amendments do not contain any effective date, they are considered to be immediately effective.

●
The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

●
The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

●
Annual Improvements project to IFRSs 2011-2013 Cycle.
The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards. This annual improvement includes the following standards and topics:

●	The amendment to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

●
The amendment to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

●
The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)The property meets the definition of investment property in terms of IAS 40; and

(b)The transaction meets the definition of business combination under IFRS 3.

Note 3 – Business Combinations

Samco Shipholding Pte. Ltd. – Singapore
On September 16, 2014 DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd., a private company incorporated under the laws of the Republic of Singapore, for an estimated purchase price of $325,158 of which $317,000 has been paid as of December 31, 2014 including $5,000 that has been deposited in an escrow fund pending final determination of any purchase price adjustment following the closing. DHT used the net proceeds of its September 2014 registered direct offering of shares of common stock and concurrent private placement of convertible senior notes, plus cash on hand, to fund the acquisition.

Samco owns and operate a fleet of seven very large crude oil tankers with an average age of approximately 5.0 years. Five of the vessels are currently on time charters to oil majors. Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore.

DHT’s acquisition of Samco is part of DHT’s growth strategy by acquiring vessels or companies with high quality vessels. As a result of the acquisition, DHT now has a fleet of 20 VLCCs (including six VLCCs under construction at HHI), two Suezmaxes and two Aframaxes.

The preliminary purchase price allocation (“PPA”), which was performed with assistance from third-party valuation experts, has been determined to be provisional. The purchase price allocation is provisional pending the finalization of the purchase price consideration and a final assessment of the identifiable net assets. No goodwill has at this point been identified in the transaction.

The table below discloses preliminary fair values as of December 31, 2014:

Fair value of the net assets and liabilities acquired (Preliminary purchase price allocation):

Preliminary
(Dollars in thousands)	fair values as of
acquisition date
Assets
Vessels and time charter contracts	580,733
Property, plant and equipment	18
Associated company	2,764
Accounts receivables	13,349
Inventories	6,186
Cash and cash equivalents	60,673
Total assets	663,723

Liabilities and equity
Total shareholders' equity	325,158
Long-term liabilities, interest-bearing	276,268
Current liabilities, interest-bearing	51,587
Accounts payable	10,710
Total liabilities and equity	663,723

Based on the above preliminary fair values as of September 16, 2014, the purchase price is estimated to $325,158 pending final determination of any final purchase price adjustment following the closing. The transaction included a total of $60,673 in cash from Samco.

Net cash outflow of acquisition of subsidiary

Initial consideration paid in cash	317,005
Less: cash and cash equivalent balances acquired	(60,673)
Net initial cash outflow as per December 31, 2014	256,332

Estimated total consideration	325,158
Estimated additional cash consideration	8,153

Transaction expenses

Fees booked against G&A	2,446
Fees booked against Equity offering	6,107
Fees booked against Convertible Bond	4,138
Fees booked against loans (Samco refinancing)	560
Total	13,251

Impact of acquisition on the result of the Company
For the period from September 17 to December 31, 2014, Samco has contributed $31,552 to shipping revenues and a loss of $247 before tax of the Company. If the business combination had taken place at the beginning of the year, the combined shipping revenues would have been $211,750 on a proforma basis and the combined result before tax would have been $1,862 on a proforma basis. To arrive at the combined proforma result before tax we have made the following proforma adjustments: $11,730 in interest expense related to the convertible senior notes calculated using an effective interest rate method, $5,602 related to the amortization of the fair value adjustment of Samco’s time charter contracts and $4,690 in increased depreciation expense related to the fair value adjustments of the Samco vessels including the effect of changing the depreciation period from 25 years to 20 years in order to align the estimated economic life of the Samco vessels with DHT’s current accounting policy.

Management has excluded Samco from its assessment of internal control over financial reporting as of December 31, 2014 because the company was acquired by DHT in a business combination during September 2014. Total assets and total shipping revenues of Samco represent approximately 47%, or $647,580 and 21%, or $31,552, respectively, of the related consolidated  financial statement amounts as of, and for the year ended, December 31, 2014.

Note 4 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2014, the Company had 18 vessels in operation; six were on fixed rate time charters, two on index based time charters and ten vessels operating in the spot market.

For the period from January 1, 2014 to December 31, 2014, five customers represented $22,200, $14,200, $13,900, $12,900 and $12,600, respectively, of the Company’s revenues. For the period from January 1, 2013 to December 31, 2013, three customers represented $7,600, $6,100 and $5,500 of the Company’s revenues, respectively, not including the $15,400 in payment from Citigroup related to final settlement of the sale of the OSG claim.

 Note 5 - Charter arrangements

The below table details the Company’s shipping revenues:

	2014	2013	2012
Time charter revenues	$67,309	$20,526	$51,437
Bareboat charter revenues	–	357	18,809
Voyage charter revenues	76,267	40,579	12,430
Pool revenues	4,294	8,576	14,518
Other shipping revenues	2,919	16,974	–
Shipping revenues	$150,789	$87,012	$97,194

Other shipping revenues include the total payments of $1,500 and $15,364 received from Citigroup related to the Claims against OSG in 2014 and 2013, respectively.

The following summarizes the Company’s vessel employment as of December 31, 2014:

Vessel	Type of Employment	Expiry
VLCC
DHT Ann	Index Time Charter*	Q3 2015
DHT Chris	Index Time Charter*	Q1 2015
DHT Eagle	Spot
DHT Phoenix	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Condor	Spot
Samco Scandinavia	Spot
Samco Europe	Spot
Samco China	Time Charter	Q2 2021
Samco Amazon	Time Charter	Q2 2015
Samco Redwood	Time Charter	Q1 2016
Samco Sundarbans	Time Charter	Q1 2015
Samco Taiga	Time Charter	Q4 2015
Suezmax
DHT Target	Spot
DHT Trader	Spot
Aframax
DHT Cathy	Time Charter	Q2 2015
DHT Sophie	Spot

* Earnings calculated on daily basis based on index

In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates that commenced in November 14, 2012, OSG rejected the Company’s two long-term bareboat charters with the approval of the presiding bankruptcy court. The DHT Trader (ex. Overseas London) was redelivered in December 2012 and the DHT Target (ex. Overseas Newcastle) was redelivered on January 15, 2013.

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

Tankers International Pool

One vessel was operated in the Tankers International Pool for the first seven months of 2014. In pools, revenues allocated to the DHT vessels are based on the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities. As of December 31, 2014, $75 in accrued charter hire relates to Tankers International Pool.

Future charter payments:

The future revenues expected to be received from the fixed rate time charters for the Company’s vessels on existing charters as of the balance sheet date and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

Year	Amount
2015	$58,139
2016	18,163
2017	13,810
2018	14,904
2019	15,009
Thereafter	22,493
Net charter payments:	$142,518

Future charter payments do not include any extension periods unless already exercised as of December 31, 2014. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred Shipping Revenues:

Relates to next month charter hire payment paid in advance amounting to $2,428 and $2,271 in 2014 and 2013, respectively and other items of $0 and $0, respectively.

Concentration of risk:

As of December 31, 2014, eight of the Company’s eighteen vessels are chartered to five different counterparties and ten vessels are operated in the spot market. The Company believes that the concentration of risk is limited and can be adequately monitored. As of December 31, 2013, six of the Company’s eight vessels were chartered to five different counterparties, one vessel was operated in the sport market and one vessel was operated in the Tankers International Pool.

Note 6 - Earnings per share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and assumes all Series B Participating Preferred shares issued on November 29, 2013 had been exchanged for common stock as of December 31, 2013. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method. At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the board of directors to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1. The weighted average shares outstanding and earnings per share have been adjusted retrospectively for the 12-for-1 reverse stock split which was effective as of the close of business July 16, 2012. The components of the calculation of basic earnings per share and diluted earnings per share (“EPS”) are as follows:

	2014	2013	2012
Net income/(loss) for the period used for the EPS calculations	$12,887	$(4,126)	$(94,054)

Basic earnings per share:
Weighted average shares outstanding, basic	73,147,668	17,541,310	12,012,133

Diluted earnings per share:
Weighted average shares outstanding, basic	73,147,668	17,541,310	12,012,133
Dilutive equity awards*	62,669	13,800	-
Weighted average shares outstanding, dilutive	73,210,337	17,555,110	12,012,133

Note 7 - Vessels and subsidiaries

The Vessels are owned by companies incorporated in the Marshall Islands, Cayman Islands and Hong Kong. The Vessel Subsidiaries are wholly owned directly by the Company or indirectly through the wholly owned subsidiaries DHT Maritime, Inc. and Samco Shipholding Pte. Ltd., respectively. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel. In addition the Company has a vessel chartering subsidiary and two subsidiaries, DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., which perform management services for DHT and its subsidiaries. The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	DHT Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	DHT Ann	309,327	Marshall Islands	2001
Newcastle Tanker Corporation	DHT Target	164,626	Marshall Islands	2001
London Tanker Corporation	DHT Trader	152,923	Marshall Islands	2000
Cathy Tanker Corporation	DHT Cathy	115,000	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie	115,000	Marshall Islands	2003
DHT Phoenix, Inc.	DHT Phoenix	307,151	Marshall Islands	1999
DHT Eagle, Inc.	DHT Eagle	309,064	Marshall Islands	2002
DHT Falcon Ltd.	DHT Falcon	298,971	Hong Kong	2006
DHT Hawk Ltd.	DHT Hawk	298,923	Hong Kong	2007
DHT Condor Ltd.	DHT Condor	320,050	Hong Kong	2004
Samco Gamma Ltd	Samco Scandinavia	317,826	Cayman Islands	2006
Samco Delta Ltd	Samco Europe	317,260	Cayman Islands	2007
Samco Epsilon Ltd	Samco China	317,794	Cayman Islands	2007
Samco Eta Ltd	Samco Amazon	314,240	Cayman Islands	2011
Samco Kappa Ltd	Samco Redwood	314,240	Cayman Islands	2011
Samco Theta Ltd	Samco Sundarbans	314,240	Cayman Islands	2012
Samco Iota Ltd	Samco Taiga	314,240	Cayman Islands	2012
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

Subsidiaries dissolved during 2013
Regal Unity Tanker Corporation	DHT Regal*	309,966	Marshall Islands	1997

*The DHT Regal was sold during 2013 resulting in a total loss of $669. The vessel subsidiary Regal Unity Tanker Corporation was dissolved in 2013.

Vessels

(Dollars in thousands)	Vessels	Drydock	Total
Cost
As of January 1, 2014	557,358	8,454	565,812
Additions	146,653	10,734	157,387
Acquisitions through business combinations	564,886	5,150	570,036
Additions, TC Contracts	10,680	–	10,680
Disposals	–	–	–
As of December 31, 2014	1,279,576	24,338	1,303,915

Accumulated depreciation and impairment
As of January 1, 2014	(298,797)	(3,874)	(302,670)
Charge for the period	(41,187)	(3,789)	(44,978)
Impairment, reversal	31,900	–	31,900
Disposals	–	–	–
As of December 31, 2014	(308,084)	(7,663)	(315,746)

Net book value
As of December 31, 2014	971,492	16,675	988,168

Cost
As of January 1, 2013	603,366	10,192	613,558
Additions	177	1,943	2,120
Disposals	(46,185)	(3,681)	(49,866)
As of December 31, 2013	557,358	8,454	565,812

Accumulated depreciation and impairment
As of January 1, 2013	(300,529)	(3,007)	(303,535)
Charge for the period	(24,111)	(1,980)	(26,091)
Impairment	–	–	–
Disposals	25,843	1,113	26,956
As of December 31, 2013	(298,797)	(3,874)	(302,670)

Net book value
As of December 31, 2013	258,561	4,581	263,142

Vessels under construction
Cost
As of January 1, 2014	37,095	–	37,095
Additions	137,401	–	137,401
As of December 31, 2014	174,496	–	174,496

Cost
As of January 1, 2013	–	–	–
Additions	37,095	–	37,095
As of December 31, 2013	37,095	–	37,095

As of December 31, 2014, accumulated depreciation for the eighteen vessels owned by the Company on December 31, 2014 amounted to $191,148 and total impairment charges amounted to $124,600 (net of the reversal of prior impairment charges of $31,900 recorded in 2014).

Vessels under construction:

We had six VLCCs under construction with Hyundai Heavy Industries Co., Ltd. (“HHI”), as of December 31, 2014 for an aggregate purchase price of $573.1 million, of which $171.0 million was paid as of that date. The remaining predelivery payments totaling $114.0 million are due in 2015. The final payments at delivery of the vessels totaling $288.1 million due with $50.2 million in 2015 and $237.9 million in 2016 are planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured. The initial pre-delivery installments made for the vessels ordered in 2013 and 2014, have been recorded in the balance sheet as “Advances for vessels under construction” under Non-current assets. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs incurred during the construction period. In 2014 we recorded $3,252 in borrowing costs related to the vessels under construction.

Depreciation:

We have assumed an estimated useful life of 20 years for our vessels. Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $300 per ton, unchanged from 2013. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.

Impairment:

During the year, the Company carried out a review of the recoverable amount of its vessels. A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company has performed impairment tests using the “value in use” method during each quarter in 2014.  Each of the Company’s vessels have been viewed a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective.

In 2014, the impairment tests performed did not result in any impairment charge. However, with respect to the six vessels with prior recorded impairment charges we recorded a reversal of prior impairment charges totaling $31,900. The impairment test as of December 31, 2014 was performed using an estimated WACC of 7.87% (2013: 8.83%). As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The rates used for the impairment testing are as follows:  (a) the estimated current one-year time charter rate for the first three years and (b) the 10-year historical average one-year time charter rate thereafter with both a) and b) reduced by 20% for vessels above the age of 15 years.  The time charter equivalent rates used for the impairment test as of December 31, 2014 for the first three years were $38,000 per day, $32,000 per day and $23,000 per day (being the current one-year time charter rate estimated by brokers), for VLCC, Suezmax and Aframax, respectively, and reduced by 20% for vessels above the age of 15 years. Thereafter the time charter equivalent rates used were $41,842 per day, $31,299 per day and $23,598 per day (being the 10-year historical average one-year time charter rate), for VLCC, Suezmax and Aframax, respectively and reduced by 20% for vessels above the age of 15 years. For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the reversal of prior impairment charges as of December 31, 2014 would have been $30,000 and we would have recorded an impairment charge related to some of our vessels of $12,700 as of December 31, 2014.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the reversal of prior impairment charges would have been $14,400 and we would have recorded an impairment charge related to some of our vessels totaling $12,600. Also, had we used the one-, three-, five-, and ten-year historical average for the one-year time charter rates for the expected life of the vessels reduced by 20% (those vessels being above the age of 15 years), the reversal of prior impairment charges as of December 31, 2014 would have been $7,500, $7,500, $7,500 and $30,700, respectively and the impairment charge would have been $24,700, $25,200, $28,200 and $0, respectively.

In 2013, the impairment tests performed did not result in any impairment charge. The impairment test as of December 31, 2013 was performed using an estimated WACC of 8.83%.  The rates used for the impairment testing were as follows:  (a) the estimated current one-year time charter rate for the first three years and (b) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter. The time charter equivalent rates used for the impairment test as of December 31, 2013 for the first three years were $27,000 per day, $18,000 per day and $14,500 per day, for VLCC, Suezmax and Aframax, respectively. Thereafter the time charter equivalent rates used were $40,115 per day, $29,767 per day and $22,378 per day, for VLCC, Suezmax and Aframax, respectively. For vessels on charter we assumed the contractual rate for the remaining term of the charter. If the estimated WACC had been 1% higher, the impairment charge as of December 31, 2013 would have been $2,900.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $14,600. Also, had we used the one-, three- and five-year historical average one-year time charter rates instead, the impairment charge as of December 31, 2013 would have been $131,300, $102,800 and $27,400, respectively.  Historical averages for periods 10 years and longer would not have resulted in any impairment charge.

During the third quarter of 2012, the Company adjusted the carrying value of its fleet through a non-cash impairment charge of $92,500 in connection with the continued weak tanker market and following OSG’s announcement regarding its solvency and anticipation of OSG’s rejection of the long-term bareboat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London).  The impairment test was performed using an estimated WACC of 8.39%.  The main changes from previous impairment tests was that we assumed an estimated useful life of 20 years, down from 25 years and a reassessment of the long-term bareboat charters with OSG due to the announcement by OSG regarding its solvency.

We performed an impairment test using the value in use method as of December 31, 2012.  The impairment test resulted in an impairment charge during the fourth quarter of 2012 of $8,000. This impairment charge related to a single vessel, the DHT Regal, which we had taken exploratory steps to sell and  reflected the difference between the carrying value of the vessel as of December 31, 2012 and our estimate of the vessel’s fair market value less cost of disposal at that time. The rates used for the impairment testing were as follows:  (a) the estimated current one-year time charter rate for the first three years and (b) the 10-year historical average one-year time charter rate reduced by 10% (to reflect the age of the vessels) thereafter. The time charter equivalent rates used for the impairment test as of December 31, 2012 were for the first three years $21,000 per day, $17,000 per day and $14,000 per day, for VLCC, Suezmax and Aframax, respectively. Thereafter the time charter equivalent rates used were $41,419 per day, $30,787 per day and $23,069 per day, for VLCC, Suezmax and Aframax, respectively. For vessels on charter we assumed the contractual rate for the remaining term of the charter. If the estimated WACC had been 1% higher, the impairment charge for the fourth quarter would have been unchanged.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $18,300 higher. Also, had we used the one- and three-year historical average one-year time charter rates instead, the impairment charge for the fourth quarter of 2012 would have been $127,200 and $47,300 higher, respectively.  Historical averages for periods five years and longer would not have resulted in any additional impairment charge.

Intangible assets:

Other
intangible
assets
Net carrying amount 01/01/2014	−
Additions	10,680
Disposals	−
Amortization	(1,627)
Net carrying amount 12/31/2014	9,053

As at 12/31/2014
Cost	10,680
Accumulated amortization	(1,627)
Net carrying amount	9,053

Other intangible assets include:

		Carrying amount
	Expected useful life	12/31/2013	12/31/2014
Samco Amazon charter	Finite	−	283
Samco Redwood charter	Finite	−	−
Samco Sundarbans charter	Finite	−	1,374
Samco China charter	Finite	−	6,318
Samco Taiga charter	Finite	−	1,078
Total		−	9,053

Intangible assets with a finite expected useful life are as a general rule amortized on a straight line basis over the expected useful life. The amortization period of the intangible assets are from 0.3 years to 6.75 years.  Time charter contracts are presented on the same line as vessels in the statement of financial position.

Pledged assets:

All of the Company’s 18 vessels have been pledged as collateral under the Company’s secured credit facilities.

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

Note 8 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2014	2013
Accounts payable	$3,636	$–
Accrued interest	4,239	588
Accrued voyage expenses	5,507	1,405
Accrued employee compensation	5,467	1,394
Payable, acquisition of company	8,153	–
Other	2,997	142
Total accounts payable and accrued expenses	$29,999	$3,529

Note 9 - Financial instruments
(Dollars in thousands)

Classes of financial instruments

	Carrying amount
Financial assets	2014	2013
Cash and cash equivalents*	166,684	126,065
Trade and other receivables	28,708	16,951
Total	$195,392	$143,017

* Cash and cash equivalents include $243 in restricted cash in 2014 and $280 in 2013, including employee withholding.

Financial liabilities	2014	2013
Accounts payables and accrued expenses	$29,999	$3,529
Derivative financial liabilities, current	3,518	–
Current portion long term debt	31,961	–
Derivative financial liabilities, non-current	6,019	–
Long term interest bearing debt	629,320	156,046
Total financial liabilities	$700,817	$159,575

Categories of financial instruments

	Carrying amount
Financial assets	2014	2013
Cash and cash equivalents	166,684	126,065
Loans and receivables	28,708	16,951
Total	$195,392	$143,017

Financial liabilities	2014	2013
Fair value through profit or loss	$9,537	$–
Financial liabilities at amortized cost	691,280	159,575
Total	700,817	159,575

Fair value of financial instruments:

It is assumed that fair value of financial instruments is equal to the nominal amount for all financial assets and liabilities except with regards to the RBS Credit Facility. With regards to trade receivables the credit risk is not viewed as significant. The long term debt under the DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Credit Agricole Credit Facility and the Nordea Credit Facility is floating rate debt with terms and conditions considered to be according to market terms and no material change in credit risk, consequently it is assumed that carrying value has no material deviation from fair value. With regards to the RBS Credit Facility the notional value of the loan was $113,275 as of December 31, 2014 and December 31, 2013 and the margin above LIBOR payable on the RBS Credit Facility was 1.75%.   Assuming a margin above LIBOR of 3.25% for the remaining life of the RBS Credit Facility, we have estimated the fair market value of the loan to be $109,032 as of December 31, 2014 and $107,514 as of December 31, 2013.  The fair value of this financial liability is considered level 2 category. The fair value has been determined in accordance with a generally accepted pricing model based on a discounted cash flow analysis, with the most significant input being the interest rate that reflects the current LIBOR market rate interest rate.

Measurement of fair value:

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.  Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivatives - interest rate swaps

		Notional amount		Fair value
	Expires	2014	2013	2014	2013
Swap pays 4.31%, receive floating	May 11, 2015	$23,942	$–	$345	$–
Swap pays 2.43%, receive floating	Nov. 25, 2016	$49,000	–	1,403	–
Swap pays 2.7775%, receive floating	Jun. 16, 2017	$25,521	–	1,006	–
Swap pays 3.0275%, receive floating	Oct. 24, 2017	$26,542	–	1,247	–
Swap pays 3.315%, receive floating	Jun. 29, 2018	$25,521	–	1,533	–
Swap pays 3.565%, receive floating	Jun. 29, 2018	$26,542	–	1,782	–
Swap pays 2.865%, receive floating	Jun. 29, 2018	$47,979	–	2,220	–
Total carrying amount		$225,047	$–	$9,537	$–

Interest bearing debt

		Remaining	Carrying amount
	Interest	notional	2014	2013
RBS Credit Facility	LIBOR + 1.75%	113,275	113,275	113,275
DHT Phoenix Credit Facility	LIBOR + 2.75%	18,359	18,278	18,199
DHT Eagle Credit Facility	LIBOR + 2.50%	24,750	24,654	24,573
DHT Hawk/Falcon Credit Facility	LIBOR + 3.25%	46,000	44,677	–
Nordea Credit Facility	LIBOR + 2.50%	302,000	295,725	–
Samco Scandinavia Credit Facility	LIBOR + 1.60%	40,720	40,064	–
Convertible Senior Notes	4.50%	150,000	124,609	–
Total carrying amount		695,104	661,281	156,046

Interest on all our credit facilities is payable quarterly in arrears except the Convertible Notes which have interest payable semi-annual in arrears.

The credit facilities are principally secured by the first priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower, insurances and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of the borrowers’ bank account balances.

Note 10 - Financial risk management, objectives and policies

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

a) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2014, the Company had seven interest rate swaps with total aggregate notional amount of $225,047 as discussed in Note 9.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long term debt. For floating rate long term debt, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

2014: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended 31 December 2014 would decrease/increase by $1,631.
●	other comprehensive income would not be affected.

2013: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended 31 December 2013 would decrease/increase by $782.
●	other comprehensive income would not be affected.

2012: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended 31 December 2012 would decrease/increase by $738.
●	other comprehensive income would not be affected.

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has only immaterial currency risk since all revenue and and major expenses, including all vessel expenses and financial expenses are in US dollar. Consequently no sensitivity analysis is prepared.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Credit risks related to receivables: During 2014 the Company’s vessels were either trading in the spot market, on short to medium term time charters to different counterparties or being operated in Tankers International Pool. As of December 31, 2014, eight of the Company’s eighteen vessels are chartered to five different counterparties and ten vessels are operated in the spot market. See Note 5 for further details on employment of the Company’s vessels. Time charter hire is paid to DHT monthly in advance.

During 2013 the Company’s vessels were either trading in the spot market, on short to medium term time charters to different counterparties or being operated in Tankers International Pool. As of December 31, 2013, six of the Company’s eight vessels were chartered to five different counterparties, one vessel was operated in the spot market and one vessel was operated in the Tankers International Pool. The Tankers International Pool distributes cash on an ongoing basis.

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

Credit risk related to cash and cash equivalents and accounts receivables:

The Company seeks to diversify credit risks on cash by holding the majority of the cash in four financial institutions, namely, DNB, Nordea, HSBC and RBS.  As of December 31, 2014, four customers represented $6,738, $4,694, $3,060, and $2,931, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2014	2013
Cash and cash equivalents	$166,684	$126,065
Accounts receivables	28,708	16,951
Maximum credit exposure	$195,392	$143,017

Liquidity risk

The Company manages its risk of a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire, voyage revenues and vessel operating expenses.  Certain of our credit agreements contain financial covenants requiring that at all times the borrowings under the credit facilities plus the actual or notional cost of terminating any of their interest rates swaps not exceed a certain percentage of the charter-free market value of the vessels that secure each of the credit facilities. Vessel values are volatile and in order to stay in compliance with these covenants we made total prepayments of $9,000 in the first quarter of 2013 and $37,000 in 2012 under the RBS Credit Facility.   (See note 8 for discussion of the amendment to the RBS credit facility in 2013). Decline in vessels values could result in further prepayments under the Company’s credit facilities.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2014 (and spot rate at December 31, 2013 for comparatives) is used as a basis for preparation.

Year ended December 31, 2014
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$53,780	$720,108	$–	$773,889
Interest rate swaps	5,520	8,905	–	14,424
Total	$59,300	$729,013	$–	$788,313

Year ended December 31, 2013
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$3,888	$164,371	$-	$168,259

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

The Company is within its financial covenants stipulated in its credit agreements.

RBS Credit Facility

We entered into the The RBS Credit Facility in October 2005.  The RBS Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the credit facility, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances and a first priority pledge of all the issued shares of the borrower. The RBS Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person. The RBS Credit Facility also provides that DHT Maritime, Inc. may not pay dividends to its parent DHT (1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, (2) there is a continuing default under the credit facility or (3) the payment of the dividend would result in a default or breach of a loan covenant.  In April 2013, we entered into an agreement to amend and restate the RBS Credit Facility whereby, upon satisfaction of certain conditions, including (i) the prepayment of $25,000, (ii) the payment of an amendment fee and (iii) the provision of an unconditional guarantee by DHT on the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility removed, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility be no less than 120% of their borrowings under the credit facility.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility will bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the first quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis) towards prepayment of the loan, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7,500 for each such quarter.  Under the terms of the guarantee, DHT covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20,000 and that DHT will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.  DHT’s ability to pay dividends is not restricted by the financial covenants stipulated in the RBS Credit Facility.

Prior to the amendment in April 2013 the RBS Credit Facility contained a financial covenant requiring that at all times charter-free market value of the vessels that secured the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters. In 2012, DHT Maritime made prepayments totaling $37,100 under the RBS Credit Facility and made a further prepayment of $9,000 in the first quarter of 2013 in order to remain in compliance with the 120% minimum value covenant. In connection with the sale of one vessel in the second quarter of 2013 and two vessels in the second quarter of 2012, we made total payments under the RBS Credit Facility of $22,300 and $17,300, respectively.

The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility

The DHT Phoenix Credit Facility and DHT Eagle Credit Facility with DVB and DNB, respectively, are secured by, among other things, a first priority mortgage on the DHT Phoenix and DHT Eagle, respectively, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances, a first priority pledge of all the issued shares of the borrower and a guarantee and indemnity granted by DHT. The credit facilities contain covenants that inter alia prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person.

The credit facilities also contain a covenant requiring that at all times the charter-free market value of the vessel that secures the borrowers’ obligations under the credit facility be no less than 130% of the borrowings under the credit facility.

The credit facilities are guaranteed by DHT and DHT covenants that, throughout the term of the credit facilities, DHT on a consolidated basis shall maintain unencumbered cash of at least $20,000, value adjusted tangible net worth of at least $100,000 and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

DHT Falcon and DHT Hawk Credit Facility

We entered into the DHT Falcon and DHT Hawk Credit Facility in 2014 in connection with the acquisition of the DHT Falcon and the DHT Hawk.  The credit facility is secured by, among other things, a first priority mortgage on the DHT Falcon and the DHT Hawk, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of DHT Falcon Limited’s and DHT Hawk Limited’s bank accounts and a first priority pledge over the shares in the borrowers.  The DHT Falcon and DHT Hawk Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility also contain a covenant requiring that at all times the charter-free market value of the vessels that secure the borrowers’ obligations under the credit facility be no less than 135% of the borrowings under the credit facility.

The credit facility is guaranteed by DHT and DHT covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain value adjusted tangible net worth of $150,000, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility

On October 17, 2006, Samco Gamma Ltd entered into a $49,000 secured credit facility with Credit Agricole for the financing of the Samco Scandinavia.  In connection with DHT’s acquisition of Samco in September 2014, we entered into an agreement with Credit Agricole to amend the Credit Agricole Credit Facility whereby, upon satisfaction of certain conditions, borrowings under the credit facility bear interest at an annual rate of LIBOR plus a margin of 1.60% and the financial obligations under the credit facility being guaranteed by DHT.

The credit facility is secured by, among other things, a first priority mortgage on the Samco Scandinavia, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of Samco Gamma Ltd’s bank accounts and a first priority pledge over the shares in Samco Gamma Ltd.  The credit facility contains covenants that prohibit Samco Gamma Ltd from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The credit facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures Samco Gamma Ltd’s obligations under the credit facility be no less than 120% of the borrowings under the credit facility.

DHT covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain value adjusted tangible net worth of $200,000, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility

In December 2014, we entered into a credit facility in the amount of $302,000 with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5,100 from March 2015 to December 2019 and a final payment of $199,800 in December 2019. The Nordea Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the credit facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of each of the borrowers bank accounts and a first priority pledge over the shares in each of the borrowers.  The Nordea Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, we covenant that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain value adjusted tangible net worth of $200,000, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150,000 principal amount of convertible senior notes in a private placement. We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $145,500 (after placement agent expenses, but before other transaction expenses).  The convertible senior notes have been recognized at fair value and the value of the conversion option being calculated using a Black & Scholes model. Fees related to the issue of the convertible senior notes are amortized over the life of the convertible senior notes.

Note 11 - Stockholders’ equity and dividend payment

At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the board of directors to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective as of close of business on July 16, 2012.

Stockholders’ equity:
	Common stock	Preferred stock
Issued at December 31, 2013	29,040,974	97,579
New shares issued	53,376,924	–
Restricted stock issued	334,288	–
Series B preferred stock*	9,757,900	(97,579)
Issued at December 31, 2014	92,510,086	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at December 31, 2014	150,000,000	1,000,000

* The Series B Participating Preferred stock were mandatorily exchanged into 100 shares of common stock each on February 4, 2014.

All issued shares are fully paid. The issue cost related to the issue of 30,300,000 and 23,076,924 shares of common stock, respectively, in 2014 totaled $16,907.

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

Convertible Notes Offering

On September 16, 2014 we completed a private placement of $150,000 aggregate principal amount of convertible senior notes. We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $145,500 (after placement agent expenses, but before other transaction expenses). The value of the conversion right has been estimated to be $21,800 using a Black & Scholes model and has been classified as equity.

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

Dividend payment:

Dividend payment as of December 31, 2014:		Per share
Payment date:	Total payment	Common		Preferred
February 13, 2014	$1.4 million	$0.02
May 22, 2014	$1.4 million	$0.02
September 17, 2014	$1.4 million	$0.02
November 26, 2014	$1.9 million	$0.02
Total payment as of December 31, 2014:	$6.0 million	$0.08

Dividend payment as of December 31, 2013:		Per share
Payment date:	Total payment	Common		Preferred
February 19, 2013	$0.3 million	$0.02		$0.28
May 23, 2013	$0.3 million	$0.02		$0.25
August 28, 2013	$0.3 million	$0.02
November 21, 2013	$0.3 million	$0.02
Total payment as of December 31, 2013:	$1.2 million	$0.08		$0.53

Dividend payment as of December 31, 2012:		Per share
Payment date:	Total payment	Common		Preferred
February 15, 2012	$1.9 million	$0.36	*
May 23, 2012	$3.4 million	$0.24	*	$3.40	*
August 16, 2012	$3.4 million	$0.24		$3.40
November 12, 2012	$0.3 million	$0.02		$0.28
Total payment as of December 31, 2012:	$9.0 million	$0.86		$7.08

*adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

On February 19, 2015, DHT paid a dividend of $0.05 per common share to shareholders of record as of February 10, 2015, resulting in a total dividend payment of approximately $4.6 million.

Note 12 - General & Administrative Expenses

General and Administrative Expenses:

	2014	2013	2012
Total Compensation to Employees and Directors	$12,962	$5,798	$6,930
Office and Administrative Expenses	1,797	1,484	1,892
Audit, Legal and Consultancy	3,303	1,545	966
Total General and Administrative Expenses	$18,062	$8,827	$9,788

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

Stock Compensation Series:

	Number of	Vesting	Fair value
	shares/ options	Period	at grant date
(1) Granted October 2005, stock options*	965	10 years	144.00
(2) Granted March 2012, restricted shares	14,515	3 years	13.80
(3) Granted June 2013, restricted shares	155,000	4 years	4.15
(4) Granted June 2013, stock options**	155,000	5 years	1.31
(5) Granted June 2013, stock options**	155,000	5 years	0.97
(6) Granted February 2014, restricted shares	29,333	3 years	6.92
(7) Granted February 2014, restricted shares	29,333	3 years	6.33
(8) Granted February 2014, restricted shares	29,333	3 years	5.63
(9) Granted February 2014, restricted shares	88,000	3 years	7.61
(10) Granted June 2014, restricted shares	95,666	3 years	6.41
(11) Granted June 2014, restricted shares	95,666	3 years	5.74
(12) Granted June 2014, restricted shares	95,666	3 years	5.13
(13) Granted June 2014, restricted shares	287,000	3 years	7.15

* The stock options in item (1) above expire 10 years from grant date, the exercise price is $144.00 could be exercised at December 31, 2014.
** The exercise price for the options in item (4) and (5) above is $7.75 and $10.70, respectively.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted		Weighted average
	common stock	Share options	exercise price
Outstanding at Jan 1, 2012	83,387	965	144.00
Granted	45,833
Exercised	17,702
Forfeited	2,071
Outstanding at Dec 31, 2012	109,447	965	144.00

Outstanding at Dec 31, 2012	109,447	965	144.00
Granted	588,000	310,000	9.23
Exercised	203,924
Forfeited
Outstanding at Dec 31, 2013	493,523	310,965	9.64

Outstanding at Dec 31, 2013	493,523	310,965	9.64
Granted	750,000
Exercised	324,008
Forfeited
Outstanding at Dec 31, 2014	919,515	310,965	9.64

	2014	2013	2012
Expense recognised from stock compensation	3,241	3,572	887

The fair value on the vesting date for shares that vested in 2014 was $7.88 for 155,000 shares, $8.06 for 14,515 shares, $7.90 for 139,000 shares and $6.99 for 14,514 shares. All share based compensation is equity settled and no payments were made for the vested shares. The weighted average contractual life for the outstanding stock compensation series was 1.81 years as of December 31, 2014.

Valuation of Stock Compensation:

In February 2014, a total of 176,000 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions and vesting in equal amounts on the first three anniversaries of the award, of which 88,000 shares vest based on continued employment or office, as applicable, and 88,000 shares vest based on continued employment or office, as applicable, and market conditions. The calculated fair value at grant date with regards to 88,000 shares, 29,333 shares, 29,333 shares and 29,333 shares was 100.0%, 91.0%, 83.3% and 74.0%, respectively, of the share price at grant date calculated using a Monte Carlo Simulation. The main inputs to the simulation were as follows: share price of $7.61, expected volatility of 38.6%, 54.4% and 63.1%, respectively, based on historical volatility, life of one, two and three years, respectively and risk free rate of 0.2%, 0.3% and 0.4%, respectively. Expected dividends are not included as the holder is compensated for dividends paid during the vesting period. In June 2014, a total of 574,000 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions and vesting in equal amounts on the first three anniversaries of the award, of which 287,000 shares vest based on continued employment or office, as applicable, and 287,000 shares vest based on continued employment or office, as applicable, and market conditions.  The calculated fair value at grant date with regards to 287,000 shares, 95,667 shares, 95,667 shares and 95,667 shares was 100.0%, 89.7%, 80.3% and 71.8%, respectively, of the share price at grant date calculated using a Monte Carlo Simulation. The main inputs to the simulation were as follows: share price of $7.15, expected volatility of 36.6%, 38.0% and 64.0%, respectively, based on historical volatility, life of one, two and three years, respectively and risk free rate of 0.1%, 0.3% and 0.8%, respectively.  Expected dividends are not included as the holder is compensated for dividends paid during the vesting period.

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

Compensation of Executives and Directors:
Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2014	2013	2012
Cash Compensation	$3,957	$2,317	$3710
Pension cost	254	234	201
Share compensation	2,777	3,229	887
Total remuneration	$6,989	$5,779	$4,798

Shares held by executives and directors:

	2014	2013	2012
Executives and Directors
as a group*	1,591,835	874,765	324,293

*Includes 919,515 (2013: 493,523, 2012: 109,447) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months base salary and any unvested equity awards may become fully vested.

Note 13 - Related parties

Related party transactions relate to the Company’s subsidiaries, associate companies, employees and members of the board of directors.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood. As of December 31, 2014, Goodwood is the technical manager for 14 of the Company’s vessels.  In 2014 total technical management fees paid to Goodwood were $1,523.

Further, DHT has issued certain guarantees for certain of its subsidiaries. This mainly relates to the RBS Credit Facility, the DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Nordea Credit Facility and the Credit Agricole Credit Facility which are all guaranteed by DHT Holdings.

In connection with the Private Placement in November 2013, affiliates of Tufton Oceanic Limited purchased 1,827,000 shares of our common stock and 13,305 shares of our Series B Participating Preferred Stock.  Erik A. Lind, the chairman of our board of directors, is the Chief Executive Officer and a director of Tufton Oceanic Limited.  In connection with the February 2014 Registered Direct Offering, we sold 1,352,800 shares of common stock to affiliates of Tufton Oceanic Limited. In connection with the September 2014 Registered Direct Offering, we sold 769,000 shares of common stock to affiliates of Tufton Oceanic Limited and in connection with the private placement of $150 million aggregate principal amount of convertible senior notes in September 2014, we sold convertible senior notes amounting to $11,380,000 to affiliates of Tufton Oceanic Limited.

Note 14 – Pensions

The Company is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The company’s pension schemes satisfy the requirements of this law and comprises a closed defined benefit scheme. At the end of the year, there were 10 participants in the benefit plan.

Defined benefit pension

The Company established a defined benefit plan for qualifying employees in 2010. Under the plan, the employees, from the age 67, are entitled to 70% of the base salary at retirement date. Parts of the pension are covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

(Dollars in thousands)
Calculation of this year's pension costs:	2014	2013	2012
Current service cost	223	233	323
Financial costs	6	2	5
Pension costs for the year	229	235	327

The amounts recognised in the statement of financial position at the reporting date are as follows:
	2014	2013	2012
Present value of the defined benefit obligation	688	602	431
Fair value of plan assets	661	566	377
Net pension obligation	27	36	54
Remeasurement gains/losses	204	115	(4)
Net balance sheet recorded pension liability December 31	231	151	50

	2014	2013	2012
Change in gross pension obligation:
Gross obligation January 1	517	394	386
Current service cost	219	229	318
Interest charge on pension liabilities	25	16	10
Actuarial loss/gain	0	0	(251)
Social security expenses	(42)	(31)	(34)
Remeasurements (loss)/gain	174	31	0
Exchange differences	(57)	(8)	2
Gross pension obligation December 31	836	632	431

	2014	2013	2012
Change in gross pension assets:
Fair value plan asset January 1	394	345	201
Interest income	15	10	0
Expected return on pension assets	0	0	5
Employer contribution	300	218	240
Remeasurements (loss)/gain	(66)	(88)	(77)
Exchange differences	(38)	(5)	8
Fair value plan assets December 31	605	481	377

The Company expects to contribute $202 to its defined benefit pension plan in 2015.

Assumptions	2014	2013	2012
Discount rate	3.00%	4.00%	3.90%
Yield on pension assets	3.00%	4.00%	3.90%
Wage growth	3.25%	3.75%	3.50%
G regulation*	3.00%	3.50%	3.25%
Pension adjustment	0.10%	0.60%	0.20%
Average remaining service period	18	16	16

*Increase of social security base amount (“G”) as per Norwegian regulations.

Note 15 – Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The subsidiary, Samco Shipholding Pte. Ltd., is exempted from tax under Section 13F of Singapore Income Tax Act, Chapter 134. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway, and the tax effects are disclosed below.

Specification of income tax:
(Dollars in thousands)	2014	2013	2012
Income tax payable	$205	$207	$181
Tax expenses related to previous year	(152)	–	–
Change in deferred tax 2)	34	–	(20)
Total income tax expense	$86	$207	$161

Specification of temporary differences and deferred tax:	31. Dec 2014	31. Dec 2013	31. Dec 2012
(Dollars in thousands)
Property, plant and equipment	$(249)	$(186)	$(23)
Total basis for deferred tax	(249)	(186)	(23)
Deferred tax liability (27%) 1) 2)	$(67)	$(6)	$(6)
1) Due to materiality, not recognised on a separate line in the balance sheet
2) The Company has decided not to book change in deferred tax benefit in 2013

Reconciliation of effective tax rate:
(Dollars in thousands)	2014	2013	2012
Profit before income tax	$12,973	$(3,919)	$(93,892)
Expected income tax assessed at the tax rate for the Parent company (0%)	–	–	–
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 27% income tax	86	207	161
Total income tax expense	$86	$207	$161

Note 16 – Investment in associate company

			2014	2013
Investment in associate company			$2,697	–

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2014	2013
Goodwood Shipmanagement Pte. Ltd.	Ship management	Singapore	50%	0%

The following summarises the share of profit of the associate that are accounted for using the equity method:

Company's share of
- Profit after taxation	$86	–
- Other comprehensive income for the year, net of tax	$–	–
- Total comprehensive income for the year	$86	–

Note 17 - Condensed Financial Information of DHT Holdings, Inc. (parent company only)

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2014, 2013, and 2012. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel owning subsidiaries.

FINANCIAL POSITION

ASSETS	December 31,	December 31,
	2014	2013
Current assets
Cash and cash equivalents	$82,664	101,728
Accounts receivable and prepaid expenses	399	9,101
Deposit for vessel acquisition	174,496	37,095
Total current assets	257,559	147,924

Investments in subsidiaries	438,031	91,867
Loan to subsidiaries	153,748	85,176
Total non-current assets	591,779	177,042

Total assets	849,338	324,966

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	11,538	325
Amounts due to related parties	3,111	4,603
Total current liabilities	14,649	4,928

Non-current liabilities
Long term debt	124,608	–
Total non-current liabilities	124,608	–

Total liabilities	139,257	4,928

Stockholders' equity
Stock	925	95
Paid-in additional capital	827,863	444,964
Accumulated deficit	(118,707)	(125,021)
Total stockholders equity	710,081	320,039

Total liabilities and stockholders' equity	849,338	324,966

INCOME STATEMENT

	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2014	2013	2012
Revenues	$6,483	11,638	4,820
Impairment charge	–	–	(73,481)
Dividend income	15,000	–	–
General and administrative expense	(14,424)	(8,972)	(10,396)
Operating (loss)/income	$7,060	2,665	(79,057)

Interest income	8,944	4,755	4,619
Interest expense	(3,215)	–	–
Other financial income/(expenses)	(463)	(8)	234
Profit/(loss)	$12,326	7,412	(74,204)

Statement of Comprehensive Income
Profit/(loss) for the year	$12,326	$7,412	$(74,204)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:	$–	–	–
Items that may be reclassified subsequently to profit or loss:	$–	–	–

Total comprehensive income for the period	$12,326	7,412	(74,204)

Attributable to the owners	$12,326	$7,412	$(74,204)

In the condensed financial statement of parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2014	2013	2012
Cash Flows from Operating Activities:
Net income/(loss)	$12,326	7,412	(74,204)
Items included in net income not affecting cash flows:
Amortization	1,246	–	–
Compensation related to options and restricted stock	1,597	3,118	887
Impairment charges	–	–	73,481
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	8,703	(8,916)	(40)
Amounts due from related parties	–	94	332
Accounts payable and accrued expenses	2,352	70	(234)
Amounts due to related parties	(1,492)	1,721	2,881
Net cash provided by operating activities	$24,731	3,500	3,104

Cash flows from Investing Activities
Investments in subsidiaries	(338,011)	(28,342)	(21,464)
Loan to subsidiaries	(68,572)	(712)	(13,816)
Investment in vessels	(137,401)	(37,095)	–
Net cash provided by/(used) in financing activities	$(543,985)	(66,149)	(35,280)

Cash flows from Financing Activities
Issuance of stock	360,340	106,063	75,944
Cash dividends paid	(6,012)	(1,186)	(9,040)
Issuance of convertible bonds	145,862	–	–
Net cash provided by/(used) in financing activities	$500,190	104,877	66,905

Net increase/(decrease) in cash and cash equivalents	(19,063)	42,228	34,729
Cash and cash equivalents at beginning of period	101,728	59,500	24,771
Cash and cash equivalents at end of period	$82,664	101,728	59,500

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2014, the parent company recorded dividend income from its subsidiaries of $15,000. The parent company has not recorded any dividend income from its subsidiaries for the year ended December 31, 2013 and 2012.

The credit facility for DHT Maritime, Inc., a subsidiary of the parent company, had restrictions on the ability to transfer funds to the registrants in the form of dividends of any kind.  The restricted net assets amounted to $84,437, $81,798 and $61,854 as of December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014, the parent company was a guarantor for the following credit facilities: The DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Credit Agricole Credit Facility and the Nordea Credit Facility. During the years ended December 31, 2013 and 2014, the parent company was a guarantor for the following credit facilities: The DHT Phoenix Credit Facility, the DHT Eagle Credit Facility and the RBS Credit Facility. During the years ended December 31, 2012, 2013 and 2014, the parent company was a guarantor for the following credit facilities: The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility.  Please refer to Note 9 for further information about the parent company guarantees.

Note 18 - Events after the balance sheet date

Dividend

On January 26, 2015, DHT announced that it would pay a dividend of $0.05 per common share on February 19, 2015 to shareholders of record as of February 10, 2015. This resulted in a total dividend payment of $4,630.

Approval of financial statements
The financial statements were approved by the board of directors on March 10, 2015 and authorized for issue.

Restricted Shares

In January 2015, a total of 850,000 shares of restricted stock were awarded to management and the board of directors, subject to vesting conditions in equal amounts on the first three anniversaries of the award subject to continued employment or office, as applicable.  Also, in January 2015, the vesting criteria for all restricted shares awarded in 2014 that vest subject to continued employment or office with us, as applicable, and certain market conditions was changed to be subject to continued employment or office, as applicable, only. The change resulted in an increase in the fair value of the restricted shares totaling $387 which is recognized over the remaining vesting period in a manner similar to the original amount. Also, on February 19, 2015, a total of 321,323 shares (including shares in lieu of dividends) related to prior awards vested and were issued to management and members of the board of directors and on March 2, 2015, a total of 19,173 shares (including shares in lieu of dividends) related to prior awards vested and were issued to management and members of the board of directors.