Form 20-F
period 2015-12-31
DHT Holdings, Inc.
filed 2016-03-21
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

93,725,892 shares of common stock, par value $0.01 per share.

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

Item 17 ☐	Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

INTRODUCTION AND USE OF CERTAIN TERMS	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	83

ITEM 18.	FINANCIAL STATEMENTS	83

ITEM 19.	EXHIBITS	83

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

Term	Definition

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

drydocking
The removal of a vessel from the water for inspection or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

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

Term	Definition

scrapping	The disposal of vessels by demolition for scrap metal.

special survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least once during each five-year period. Special surveys require a vessel to be drydocked.

spot market	The market for immediate chartering of a vessel, usually for single voyages.

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

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2015, 2014, 2013, 2012 and 2011.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011
Statements of operations data:
Shipping revenues	$365,114	$150,789	$87,012	$97,194	$100,123
Voyage expenses	68,864	49,333	25,400	10,822	1,286
Total operating expenses excl. voyage expenses (1)	160,907	74,047	60,605	175,876	132,391
Operating income/(loss)	135,343	27,408	1,007	(89,504)	(33,554)
Profit/(loss) for the year	105,302	12,887	(4,126)	(94,054)	(40,272)
Profit/(loss)per share – basic (2)	$1.13	$0.18	$(0.24)	$(7.83)	$(7.70)
Profit/(loss)per share – diluted (2)	$1.04	$0.18	$(0.24)	$(7.83)	$(7.70)
Statements of financial position data (at end of year):
Vessels and time charter contracts	986,597	988,168	263,142	310,023	454,542
Total assets	1,423,805	1,378,095	446,599	399,759	504,557
Total current liabilities	52,835	67,906	5,800	16,125	33,959
Total non-current liabilities	633,077	635,339	156,046	202,637	264,150
Stock	929	925	290	91	54
Total stockholders’ equity	737,893	674,851	284,753	180,997	206,448
Weighted average number of shares – basic (2)	92,793,154	73,147,668	17,541,310	12,012,133	5,229,019
Weighted average number of shares – diluted (2)	112,098,221	73,210,337	17,555,110	12,012,133	5,230,157
Dividends paid per share (3)	$0.53	$0.08	$0.08	$0.86	$3.96
Cash flow data:
Net cash provided by operating activities	181,526	30,621	23,902	21,192	44,331
Net cash provided by/(used in) investing activities	(125,907)	(551,347)	(16,945)	9,820	(123,204)
Net cash provided by/(used in) financing activities	(55,528)	561,344	47,806	(2,333)	62,926
Fleet data:
Number of tankers owned and chartered in (at end of period)	18	18	8	9	12
Revenue days (4)	6,596	4,488	2,986	3,772	3,949

(1)
2012 and 2011 include a non-cash impairment charge of $100.5 million and $56.0 million, respectively, and 2015, 2013 and 2012 include loss from sale of vessels of $0.8 million, $0.7 million and $2.2 million, respectively. 2014 includes a reversal of prior impairment charges of $31.9 million.

(2)
Number of shares for each of the years from 2011 to 2012 has been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012 and the number of shares for 2012 assumes the full exchange of all issued and outstanding shares of our Series A Participating Preferred Stock, par value $0.01 per share, into common stock.

(3)
Dividend per common stock. For 2013 and 2012, we also paid a dividend of $0.78 and $7.08 per share of Series A Participating Preferred Stock, respectively. Dividends for 2011 have been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012.

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

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into restructurings, bankruptcy proceedings or are in regulatory enforcement actions.  These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios.  These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit due to historically volatile asset values of vessels.  While we have seen improvement in the health of financial institutions and the willingness of financial institutions to extend credit to companies in the shipping industry, there is no guarantee that credit will be available to us going forward.  As the shipping industry is highly dependent on the availability of credit to finance and expand operations, we may be adversely affected by such decline.

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past seven years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We are subject to certain risks with respect to our newbuilding agreements and failure of our counterparty to meet its obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into agreements with Hyundai Heavy Industries Co. Ltd. (“HHI”) to construct six VLCC newbuildings.  Three of the six VLCC newbuildings have been delivered on or ahead of schedule, one in November 2015, one in January 2016 and one in March 2016.  Our newbuilding agreements subject us to counterparty risk with HHI.  The ability of HHI to perform its obligations under the newbuilding agreements will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and various expenses. Should HHI fail to honor its obligations under its agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Also, if we are unable to enforce certain refund guarantees related to the newbuilding agreements with HHI with third party banks for any reason, we may lose all or part of our advance deposits in the newbuildings, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries except that as of December 31, 2015, DHT Holdings had made total payments of $208.1 million related to advances for vessels under construction and not yet delivered.  As a result of one vessel delivered on January 4, 2016 and one vessel delivered on March 15, 2016, such payments totaled $131.7 million as of March 16, 2016.  Our subsidiaries own all of our vessels.  As of March 16, 2016, our subsidiaries have entered into six secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries (including two credit facilities that are related to three of our vessels under construction and that are expected to be utilized at delivery of the respective vessels under construction).  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things:  pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

Our obligations under the secured credit facilities include financial and operating covenants, including requirements to maintain specified “value-to-loan” ratios.  Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than between 130% and 135%, depending on the applicable credit facility, of the aggregate principal amount outstanding under the loan. Though we are currently compliant with such ratios under the secured credit facilities, vessel values have generally experienced significant volatility over the last few years.  If vessel values decline meaningfully from current levels, we could be required to make repayments under certain of the secured credit facilities in order to remain in compliance with the value-to-loan ratios.

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

We are dependent on performance by our charterers.

As of December 31, 2015, nine of our eighteen vessels currently in operation are on fixed rate charters for periods of up to 5 ½ years.  In the past, a greater percentage of our vessels have been on charter.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely effect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against our charterers.

The indexes used to calculate the earnings for vessels on index-based charters may in the future no longer correctly reasonably reflect the earnings potential of the vessels.

The indexes used to calculate the earnings for vessels on index based charters may in the future no longer reasonably reflect the earnings potential of the vessels due to changing trading patterns or other factors not controlled by us.  If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflect the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends.  As of December 31, 2015, we did not have any vessels on index-based charters.

We may have difficulty managing growth.

We may grow our fleet by acquiring additional vessels, fleets of vessels, companies owning vessels or entering into joint ventures in the future.  Such future growth will primarily depend on:

●
identifying and acquiring vessels, fleets of vessels or companies owning vessels or entering into joint ventures that meet our requirements, including, but not limited to, price, specification and technical condition;

●	consummating acquisitions of vessels, fleets of vessels, companies owning vessels or acquisitions of companies or joint ventures; and

●	obtaining required financing through equity or debt financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure.  We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth.

We may not be able to re-charter or employ our vessels profitably.

As of December 31, 2015, nine of our vessels are currently on charters with four different charterers for periods of up to 5 ½ years.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Securities and Exchange Commission documents, we believe that we qualified for this statutory tax exemption in 2015 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2016 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of March 1, 2016, the newbuilding order book for VLCC, Suezmax and Aframax vessels equaled approximately 19.6% of the existing world tanker fleet for these classes of vessels measured in dwt.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism.  The U.S., UN and EU sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”) by amending existing sanctions under the ISA and creating new sanctions.  Among other things, CISADA introduced additional prohibitions and limits on the ability of companies (both U.S. and non-U.S.) and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In 2011, the President of the United States issued Executive Order 13590, which expanded on the existing energy-related sanctions available under the ISA.  In 2012, the President signed additional relevant executive orders, including Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions.  The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608.  Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which again created new sanctions and strengthened existing sanctions under the ISA.  Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector.  The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the ISA on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used.  Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.  The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the time frame covered by the report.  At this time, we are not aware of any such sanctionable activity, conducted by ourselves or by any affiliate, that is likely to prompt an SEC disclosure requirement.  In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities.  On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA.  These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015.  On July 14, 2015, the parties affirmed that they would continue to implement the measures provided for under the JPOA through January 16, 2016.  Additionally, on July 14, 2015, the P5+1 and EU entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran.  Under the JCPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, certain sanctions would be lifted on the Iranian petrochemicals, precious metals, and automotive industries. On October 18, 2015, the JCPOA came into effect and participants began taking steps necessary to implement their JCPOA commitments starting on January 16, 2016 (“Implementation Day”).  On Implementation Day, the parties lifted the (1) U.S. nuclear-related sanctions described in sections 17.1 to 17.2 of Annex V of the JCPOA, (2) EU nuclear-related sanctions described in section 16 of Annex V of the JCPOA and (3) the UN Security Council Resolutions 1696, 1737, 1747, 1803, 1835, 1929 and 2224.  While the lifting of these sanctions allow non-U.S. companies to engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its requirements under the JCPOA.  Additionally, on Implementation Day, the JPOA ceased to be in effect.  Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the Obama administration, and EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014.

During 2011, vessels in our fleet made a total of 3 calls to ports in Iran, representing approximately 0.85% of our approximately 351 calls on worldwide ports during the same period.  The last call to a port in Iran made by a vessel in our fleet was in September 2011.  Of the 6 port calls made to ports in Iran from January 2010 through September 2011, all were made at the direction of our charterers or pooling administrators, of which we had no advance knowledge of any such charterer’s or pooling administrator’s agreeing to a voyage with a planned port call in Iran.  During 2012, 2013, 2014 and 2015, vessels in our fleet did not make any calls to ports in Iran and we have, since November 2011, had a policy of instructing all charterers of our vessels that calls on ports in Iran are not permitted.  To our knowledge, none of our vessels made port calls to Syria, Sudan or Cuba during the period from 2011 to 2015.

With regards to Samco which we acquired on September 16, 2014, vessels in Samco’s fleet made a total of 12 calls to ports in Iran during 2010, 2011 and 2012, representing approximately 1.78% of the fleet’s approximately 675 calls on worldwide ports during the same period.  The last call to a port in Iran made by a vessel in Samco’s fleet was in January 2012.  All of the 12 port calls made to ports in Iran from January 2010 through January 2012, were made at the direction of Samco’s time charterers, of which Samco had no advance knowledge.  During 2013, 2014 and 2015, vessels in Samco’s fleet did not make any calls to ports in Iran.  To our knowledge, none of Samco’s vessels made port calls to Syria, Sudan or Cuba during the period from 2011 to 2015.

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

We operate in a number of countries throughout the world, including some countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”.  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

Political decisions may affect the vessels’ trading patterns and could adversely affect our business and operation results.

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks.  The political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz or a closure of the Suez Canal.  Geopolitical risks are outside of our control, and could potentially limit or disrupt our access to markets and operations and may have an adverse effect on our business.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations, as well as natural resource damages.  Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.  For example, the U.S. Oil Pollution Act of 1990, as amended, or the “OPA”, affects all vessel owners shipping oil to, from or within the United States.  The OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters.  Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters.  The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition, in complying with the OPA, International Maritime Organization, or “IMO”,  regulations, EU directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.  For example, various jurisdictions are considering imposing more stringent requirements on air emissions, including greenhouse gases, and on the management of ballast waters to prevent the introduction of non-indigenous species that are considered to be invasive.  In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us.  Although all of our tankers are double-hulled, future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred, less the agreed deductible that may apply.  Each of DHT Management AS and DHT Ship Management (Singapore) Pte., Ltd., both wholly-owned subsidiaries of ours, will be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance.  We may also enter into loss of hire insurance, in which case each of DHT Management AS or DHT Ship Management (Singapore) Pte., Ltd. is responsible for arranging such loss of hire insurance, and we are responsible for the premium payments on such insurance.  This insurance generally provides coverage against business interruption for periods of more than 60 days per incident (up to a maximum of 180 days per incident) per year, following any loss under our hull and machinery policy.  We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 60 days of off hire.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  We cannot assure you that we will be adequately insured against all risks.  If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet.  Additionally, our insurers may refuse to pay particular claims.  Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.  In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

In September 2014, we closed a private placement of approximately $150,000,000 aggregate principal amount of convertible senior notes due 2019 to institutional accredited investors. The convertible senior notes are convertible into our common stock at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 16, 2016, the conversion price is $7.2811.  The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders and any sales in the public market of the shares of our common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.  In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the market price of our common stock.

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

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda.  Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this report.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands, the Hong Kong Special Administrative Region of the People’s Republic of China or the Cayman Islands.  Additionally, we wholly-own a subsidiary incorporated under the laws of the Republic of Singapore that does not own any vessels.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of March 16, 2016, our fleet consisted of twenty crude oil tankers currently in operation, of which all are wholly-owned by the company.  The fleet in operation consists of 17 very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, one Suezmax tanker or “Suezmax,” which are tankers ranging in size from 130,000 to 170,000 dwt and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Nine of our twenty vessels currently in operation are on fixed rate charters for periods of up to 5½ years.   Our fleet principally operates on international routes and our fleet currently in operation had a combined carrying capacity of 5,656,937 dwt and an average age of approximately 8.2 years as of the date of this report.

We have agreements for three newbuilding VLCCs to be constructed at HHI, of which all will be wholly-owned by the company.  Each of the newbuilding VLCCs to be delivered will have a carrying capacity of approximately 299,900 dwt.  Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of 10 VLCCs (including the acquisition of Samco) for a total of $551.1 million, the delivery of three newbuilding VLCCs for a total of $290.3 million and pre-delivery installments related to the three remaining VLCC newbuildings ordered at HHI totaling $131.7 million. Our principal divestitures during the same period comprise the sale of one Suezmax tanker, two Aframax tankers and one VLCC tanker for a total of $64.8 million.

RECENT DEVELOPMENTS

Delivery of newbuilding VLCCs

In 2013 and 2014 we entered into agreements for six newbuilding VLCCs to be constructed at HHI, of which all will be wholly-owned by the company.  As of March 16, 2016, three newbuilding VLCCs have been delivered, one in November 2015, one in January 2016 and one in March 2016.

Sale of DHT Trader

On December 30, 2015, we sold the DHT Trader, a 2000 built Suezmax, for $26.5 million. The entire net proceeds were applied to repay debt under the RBS Credit Facility (as defined below).

Financing of newbuilding VLCCs

In October 2015, we have obtained a financing commitment to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “Nordea/DNB Credit Facility”) that will be between and among Nordea and DNB, as lenders, a special purpose company (a direct wholly-owned subsidiary of us, the “Nordea/DNB Borrower”), and us, as guarantor.  The Nordea/DNB Borrower will be permitted to borrow up to $50.0 million under the Nordea/DNB Credit Facility.  The Nordea/DNB Credit Facility will be for a five-year term.  Borrowings will bear interest at a rate equal to a margin of 225 basis points plus LIBOR.  The full amount of the credit facility was borrowed in connection with the delivery of one of the VLCC newbuildings on January 4, 2016.

In June 2015, we have obtained a financing commitment to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “New Credit Agricole Credit Facility”) that will be between and among Credit Agricole as lender, a special purpose company (a direct wholly-owned subsidiary of us, the “Credit Agricole Borrower”), and us, as guarantor.  The Credit Agricole Borrower will be permitted to borrow up to $50.0 million under the New Credit Agricole Credit Facility.  The New Credit Agricole Credit Facility will be for a five-year term. Borrowings will bear interest at a rate equal to a margin of 218.75 basis points plus LIBOR.  Up to $50 million of the credit facility is expected to be borrowed in connection with the delivery of one of the VLCC newbuildings in October 2016.

Debt prepayment

In February 2016, the company prepaid the credit facility for DHT Hawk and DHT Falcon in its entirety, $42 million, as well as a $4.9 million prepayment on the RBS Credit Facility (as defined below).  In connection with these prepayments, the company will record a non-cash finance expense of $0.9 million in the first quarter of 2016 related to unamortized upfront fees.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 16, 2016:

Vessel	Type of Employment	Expiry
VLCC
DHT Ann	Spot
DHT Chris	Spot
DHT Eagle	Spot
DHT Phoenix	Time Charter	Q2 2017
DHT Falcon	Spot
DHT Hawk	Spot
DHT Condor	Spot
Samco Scandinavia	Spot
Samco Europe	Time Charter	Q1 2017
Samco China	Time Charter	Q2 2021
Samco Amazon	Time Charter	Q2 2016
Samco Redwood	Time Charter	Q1 2018
Samco Sundarbans	Spot
Samco Taiga	Time Charter	Q4 2017
DHT Jaguar	Spot
DHT Leopard	Spot
DHT Lion	Spot
Suezmax
DHT Target	Time Charter	Q2 2016
Aframax
DHT Cathy	Time Charter	Q2 2017
DHT Sophie	Time Charter	Q2 2017

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

During 2015, we used two technical management providers:  Goodwood and V.Ships France SAS (“V.Ships”) (together, the “Technical Managers”).   Under the current ship management agreements with Goodwood and V.Ships, the Technical Managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

We place the insurance requirements related to the fleet with mutual clubs and underwriters through insurance brokers.  Such requirements are, but not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance, charterer’s liability insurance and, when viewed as appropriate, loss of hire insurance.  Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2015:

Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society	Percent of Ownership
VLCC
DHT Jaguar(8)	2015	299,900	HK	HHI	ABS	100%
Samco Sundarbans(7)	2012	314,240	MI	HHI	ABS	100%
Samco Taiga(7)	2012	314,240	HK	HHI	ABS	100%
Samco Amazon(7)	2011	314,240	RIF	HHI	DNV	100%
Samco Redwood(7)	2011	314,240	RIF	HHI	DNV	100%
Samco China(7)	2007	317,794	RIF	HHI	ABS	100%
Samco Europe(7)	2007	317,260	RIF	HHI	DNV	100%
DHT Hawk(5)	2007	298,923	HK	NACKS	Lloyds	100%
Samco Scandinavia(7)	2006	317,826	MI	HHI	ABS	100%
DHT Falcon(5)	2006	298,971	HK	NACKS	Lloyds	100%
DHT Condor(6)	2004	320,050	HK	Daewoo	ABS	100%
DHT Eagle(4)	2002	309,064	HK	Samsung Heavy Industries	ABS	100%
DHT Ann(1)	2001	309,327	HK	HHI	Lloyds	100%
DHT Chris(1)	2001	309,285	HK	HHI	Lloyds	100%
DHT Phoenix(3)	1999	307,151	HK	Daewoo	Lloyds	100%
Suezmax
DHT Target(2)	2001	164,626	MI	HHI	ABS	100%
Aframax
DHT Cathy(1)	2004	115,000	MI	HHI	ABS	100%
DHT Sophie(1)	2003	115,000	MI	HHI	ABS	100%

*	MI: Marshall Islands, HK: Hong Kong, RIF: French International Registry

**	HHI: Hyundai Heavy Industries, NACKS: Nantong Cosco KHI Engineering Co. Ltd

(1)	Acquired on October 18, 2005.

(2)	Acquired on December 4, 2007. Formerly named Overseas Newcastle.

(3)	Acquired on March 2, 2011.

(4)	Acquired on May 27, 2011.

(5)	Acquired on February 17, 2014.

(6)	Acquired on May 30, 2014.

(7)	Acquired on September 17, 2014.

(8)	Delivered HHI on November 23, 2015.

We have entered into the following agreements with HHI for the construction of six VLCCs (collectively, the “HHI Agreements”); as of March 16, 2016, three of such VLCCs have been delivered, one on November 23, 2015, one on January 4, 2016, and one on March 15, 2016:

●
on December 2, 2013 we entered into agreements for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and expected delivery in April and July 2016, respectively;

●
on January 8, 2014, we exercised an option and entered into a new agreement with HHI to construct a VLCC with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, an estimated capacity of 300,000 dwt and an expected delivery date of September 2016; and

●
on February 14, 2014, we entered into agreements for the construction of three VLCCs at an average contract price of $97.3 million each, including $2.3 million in additions and upgrades to the standard specification, for delivery in September 2016, October 2016 and November 2016.  On March 13, 2014, we announced that we amended two shipbuilding contracts with HHI to advance the scheduled delivery of two VLCCs. We agreed to increase the contract price by $1.5 million for each of the two vessels and advanced the delivery from September 2016 and November 2016 to November 2015 and January 2016, respectively. The amendment with HHI is attached as Exhibit 10.1 to our report on Form 6-K filed March 13, 2014, and this agreement is incorporated by reference into this Form 20-F.

As of March 16, 2016, we have made $131.7  million in predelivery payments related to the three newbuilding contracts entered into in December 2013 and January and February 2014 with the vessels not yet delivered as of March 16, 2016. The remaining predelivery payments totaling $9.7 million are due in 2016. The final payments at delivery of the remaining three vessels totaling $141.4 million is planned to be funded with debt financing which has been secured.

On July 22, 2014 we executed a financing facility to fund the acquisition of three VLCCs from HHI, with one vessel delivered on March 15, 2016 and the remaining two scheduled to be delivered in July and September 2016, through a secured term loan facility (the “ABN AMRO Credit Facility”) between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”), DVB and Nordea or any of their affiliates, each as lenders, three special purpose companies (each, a direct wholly-owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor. The Borrowers are permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility. The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date of the ABN AMRO Credit Facility shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances. Borrowings for each tranche will bear interest at a rate equal to a margin of 260 basis points plus LIBOR.

In November 2014, we executed a financing facility totaling $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a vessel-owning company, as borrower, and us, as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed on November 23, 2015 in connection with the delivery of the DHT Jaguar. The Danish Ship Finance Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to 225 basis points plus LIBOR and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity.

In October 2015, we obtained a financing commitment to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “Nordea/DNB Credit Facility”) between and among Nordea and DNB, as lenders, a special purpose company (a direct wholly-owned subsidiary of us, the “Nordea/DNB Borrower”), and us, as guarantor.  The Nordea/DNB Borrower was permitted to borrow up to $50.0 million under the Nordea/DNB Credit Facility.  The Nordea/DNB Credit Facility is for a five-year term.  Borrowings bear interest at a rate equal to a margin of 225 basis points plus LIBOR.  The full amount of the credit facility was borrowed in connection with the delivery of one of the VLCC newbuildings on January 4, 2016.

In June 2015, we obtained a financing commitment to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “New Credit Agricole Credit Facility”) between and among Credit Agricole as lender, a special purpose company (a direct wholly-owned subsidiary of us, the “Credit Agricole Borrower”), and us, as guarantor.  The Credit Agricole Borrower is permitted to borrow up to $50.0 million under the New Credit Agricole Credit Facility.  The New Credit Agricole Credit Facility is for a five-year term. Borrowings will bear interest at a rate equal to a margin of 218.75 basis points plus LIBOR.  The full amount of the credit facility is expected to be borrowed in connection with the delivery of one of the VLCC newbuildings in October 2016.

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

Each of DHT Management AS and DHT Ship Management (Singapore) Pte. Ltd. is responsible for arranging the insurance of our vessels on terms in line with standard industry practice.  We are responsible for the payment of premiums.  Each of DHT Management AS and DHT Ship Management (Singapore) Pte., Ltd. has arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations.  Each of DHT Management AS and DHT Ship Management (Singapore) Pte., Ltd. may also arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms.  Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy.  Currently, we have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 60 days (up to a maximum of 180 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel).  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  Protection and indemnity associations are mutual marine indemnity associations formed by ship-owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers.  They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers operate or are registered.  Under our ship management agreements, the Technical Managers have assumed technical management responsibility for the vessels in our fleet, including compliance with all government and other regulations.  If our ship management agreements with the Technical Managers terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance.  However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

INTERNATIONAL MARITIME ORGANIZATION

Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution.  In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs”, to be established with more stringent controls on sulfur emissions.  Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs.  We believe that all of our vessels are currently compliant with these regulations.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which are to be phased in by 2020, and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016.  The United States ratified these Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

Under the International Safety Management Code, or “ISM Code,” promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  The Technical Managers will rely upon their respective safety management systems.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, in February 2004.  The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.  The IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems.  As of February 11, 2016, the date of the most recent IMO report, 47 states representing 34.35% of the world’s shipping tonnage had ratified the treaty.  Upon ratification, the cost of compliance with such mid-ocean ballast exchange or ballast water treatment requirements could increase for ocean carriers, and these costs may be material.

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

Per U.S. Coast Guard regulation, limits of liability under OPA are equal to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker, such as our vessels, that is over 3,000 gross tons (subject to periodic adjustment for inflation).  CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA for a release or incident involving a release of hazardous substances is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.  These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence, willful misconduct, refusal to report the incident or refusal to cooperate and assist in connection with oil removal activities.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The original Vessel General Permit requirements, which remained in effect until December 2013, imposed technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  The EPA has since issued a new Vessel General Permit, which became effective in December 2013, that contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and more stringent limits for oil to sea interfaces and exhaust gas scrubber wastewater.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters.  The marine diesel engine emission standards are currently limited to engines beginning with the 2004 model year.  In April 2010, the EPA adopted new emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.  The emission standards apply in two stages:  near-term standards apply to engines constructed on or after January 1, 2011, and long-term standards, requiring an 80% reduction in nitrogen dioxides (NOx), apply to engines constructed on or after January 1, 2016.  Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

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

The MEPC has designated the area extending 200 miles from the United States and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments.  The new ECA entered into force in August 2012, whereupon fuel used by all vessels operating in the ECA could not exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015.  From 2016, NOx after-treatment requirements will also apply.  Additional ECAs include the Baltic Sea, North Sea and Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries as of December 31, 2015, except as otherwise noted.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ann Tanker Corporation	DHT Ann	Marshall Islands	100%
Cathy Tanker Corporation	DHT Cathy	Marshall Islands	100%
Chris Tanker Corporation	DHT Chris	Marshall Islands	100%
DHT Chartering, Inc.		Marshall Islands	100%
DHT Eagle, Inc.	DHT Eagle	Marshall Islands	100%
DHT Management AS(1)		Norway	100%
DHT Maritime, Inc.		Marshall Islands	100%
DHT Phoenix, Inc.	DHT Phoenix	Marshall Islands	100%
London Tanker Corporation		Marshall Islands	100%
Newcastle Tanker Corporation	DHT Target	Marshall Islands	100%
Sophie Tanker Corporation	DHT Sophie	Marshall Islands	100%
DHT Hawk Limited	DHT Hawk	Hong Kong	100%
DHT Falcon Limited	DHT Falcon	Hong Kong	100%
DHT Condor, Inc.	DHT Condor	Marshall Islands	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
Samco Shipholding Pte. Ltd.		Singapore	100%
Samco Gamma Ltd	Samco Scandinavia	Cayman Islands	100%
Samco Delta Ltd	Samco Europe	Cayman Islands	100%
Samco Epsilon Ltd	Samco China	Cayman Islands	100%
Samco Eta Ltd	Samco Amazon	Cayman Islands	100%
Samco Kappa Ltd	Samco Redwood	Cayman Islands	100%
Samco Theta Ltd	Samco Sundarbans	Cayman Islands	100%
Samco Iota Ltd	Samco Taiga	Cayman Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard(2)	Marshall Islands	100%
DHT Lion Limited	DHT Lion(2)	Marshall Islands	100%
DHT Panther Limited	DHT Panther(2)	Marshall Islands	100%
DHT Puma Limited	DHT Puma(2)	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger(2)	Marshall Islands	100%

(1)	Formerly Tankers Services AS.
(2)	Vessel not yet delivered as of December 31, 2015. The DHT Leopard was delivered on January 4, 2016, and the DHT Lion was delivered on March 15, 2016.

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company─Business Overview─Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 20 crude oil tankers, all of which are wholly-owned by DHT Holdings.  The fleet consists of 17 VLCCs, one Suezmax tanker and two Aframax tankers.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” Suezmaxes are tankers ranging in size from 130,000 to 200,000 dwt and Aframaxes are tankers ranging in size from 80,000 to 120,000 dwt.  As of the date of this report, nine of the vessels are on fixed-rate time charters for periods of up to 5½ years. Eleven vessels are operating in the spot market.  The fleet operates on international routes and has a combined carrying capacity of 5,656,937 dwt and an average age of approximately 8.2 years. In 2013 and 2014, we entered into agreements for six newbuilding VLCCs to be constructed at HHI with a combined carrying capacity of approximately 1,799,400 dwt.  The first of the newbuildings was delivered in November 2015, the second of the newbuildings was delivered in January 2016 and the third of the newbuildings was delivered in March 2016.  The remaining newbuildings are scheduled to be delivered from July to October 2016.

We have entered into ship management agreements with two technical managers: Goodwood Ship Management Pte. Ltd. and V.Ships (France).  Goodwood Ship Management is owned 50% by DHT and manages our vessels flying the Marshall Islands and Hong Kong flags.  V. Ships (France) manages the four vessels flying the French flag.  The technical managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel. For vessels chartered on a bareboat basis, the charterer generally is responsible for paying all operating costs.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

●	with respect to vessels on charter, the charter rate that we are paid;

●	with respect to the vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

●	our vessels’ operating expenses;

●	our insurance premiums and vessel taxes;

●	the required maintenance capital expenditures related to our vessels;

●	the required capital expenditures related to newbuilding orders;

●	our ability to access capital markets to finance our fleet;

●	our vessels’ depreciation and potential impairment charges;

●	our general and administrative and other expenses;

●	our interest expense including any interest swaps;

●	general market conditions when charters expire; and

●	prepayments under our credit facilities to remain in compliance with covenants.

Our revenues are principally derived from time charter hire and revenues earned by vessels operating in the spot market.  Freight rates are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy and commercial and strategic stock building, among other things.  The number of vessels is affected by the construction of new vessels and by the retirement of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values.

Our expenses consist primarily of cost of bunkers, vessel operating expenses, interest expense, depreciation expense, impairment charges, insurance premium expenses, vessel taxes, financing expenses and general and administrative expenses.

With respect to vessels on time charters, the charterers generally pay us charter hire monthly, fully or partly, in advance.    With respect to vessels operating in the spot market, our customers typically pay us the freight upon discharge of the cargo.  We fund daily vessel operating expenses under our ship management agreements monthly in advance.  We are required to pay interest under our secured credit facilities quarterly or semiannually in arrears, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes, registration dues and classification expenses annually.

OUTLOOK FOR 2016

We believe the tanker market cycle bottomed in 2013.  The value of a five year VLCC was assessed by Clarksons Research Services Limited (“Clarksons”) to be worth $55 million in the second quarter of 2013, down from $163 million in the third quarter of 2008.  As per Clarksons, a five year old VLCC is, as of February 2016, assessed to be worth $76 million.  We believe limited fleet growth in 2014 and 2015 combined with demand growth for oil transportation and longer transportation distances primarily drove the market recovery through these two years.  The market in 2015 was boosted further by OPEC’s decision in November 2014 to increase their market share and thereby boosting production and supply of oil to the market.  We expect the freight market to continue to be cyclical, volatile and seasonal and with 2016 to present rewarding freight rates, however, not necessarily at the same levels as seen in 2015.  We will continue to focus on prudent capital management and robust cash break-even levels for our fleet in combination with quality operations and a mixture of term and spot based freight contracts.  As of March 16, 2016, 37% of our fleet is on term income contracts for 2016 with the balance operating with spot market exposure.  We intend to pursue additional term business for part of our fleet should it be available at what the company would deem to be favorable levels.  Further, we might consider divesting older assets at prices considered attractive to the company.  The part of our fleet with spot market exposure could impact our results through volatility in our revenues.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2015, included as Item 18 of this report.

Revenue Recognition

During 2015, our vessels generated revenues from time charters and by operating in the spot market (voyage charters).  In prior years, some of our vessels have also generated revenues from operating in pools. Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

For vessels operating in prior years in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Formulae used to allocate net pool revenues allocate net revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.  Revenues generated from pools are recorded based on the net method.  These pools generate a majority of their revenue from voyage charters.

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

Vessel Lives

The company estimates the average useful life of a vessel to be 20 years.  The actual life of a vessel may be different and the useful lives of the vessels are reviewed at fiscal year end, with the effect of any changes in estimate accounted for on a prospective basis.  New regulations, market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods.

The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking less impairment, if any, or, as is the case with ships acquired in the second hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years.  The depreciation per day is calculated based on the vessel’s original cost less a residual value which is equal to the product of the vessel’s lightweight tonnage and an estimated scrap rate per ton.  Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2½ years.

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

In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions, and in particular for estimating future charter rates, are based on historical trends and current market conditions, as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience.

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the anticipated levels of tanker newbuilding orders or the anticipated levels of tanker scrappings and (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states.  Please see our risk factors under the headings “Vessel values and charter rates are volatile.  Significant decreases in values or rates could adversely affect our financial condition and results of operations” and “The highly cyclical nature of the tanker industry may lead to volatile changes in spot or time charter rates from time to time, which may adversely affect our earnings” in Item 3.D of this report for a discussion of additional risks relating to the volatility of charter rates.

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

In 2015, we did not perform an impairment test because we concluded that there were no indicators of impairment or reversal of prior impairment.  The key factors evaluated included the development in estimated values for our tankers, market conditions (including time charter rates for tankers), our estimated weighted average cost of capital (“WACC”) and the carrying amount of our net assets compared to our market capitalization as of December 31, 2015.

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2015.

Vessel	Built	Vessel Type	Purchase Month	Purchase Price	Carrying Value (12/31/2015)	Estimated Charter Free Fair Market Value* (12/31/2015)
(Dollars in thousands)
DHT Ann**	2001	VLCC	Oct. 2005	124,829	32,200	40,000
DHT Cathy**	2004	Aframax	Oct. 2005	70,833	23,400	28,500
DHT Chris**	2001	VLCC	Oct. 2005	124,829	33,400	40,000
DHT Condor	2004	VLCC	May 2014	49,000	46,100	51,500
DHT Eagle	2002	VLCC	May 2011	67,000	44,500	43,000
DHT Falcon	2006	VLCC	Feb. 2014	47,500	42,600	59,500
DHT Hawk	2007	VLCC	Feb. 2014	50,500	45,600	64,000
DHT Jaguar	2015	VLCC	Nov. 2015	101,700	101,200	101,000
DHT Phoenix	1999	VLCC	Mar. 2011	55,000	31,600	32,000
DHT Sophie**	2003	Aframax	Oct. 2005	68,511	22,900	26,000
DHT Target	2001	Suezmax	Dec. 2007	92,700	29,600	29,500
Samco Amazon***	2011	VLCC	Sept. 2014	90,540	84,400	84,000
Samco China***	2007	VLCC	Sept. 2014	67,700	61,800	65,000
Samco Europe	2007	VLCC	Sept. 2014	67,700	61,600	65,000
Samco Redwood***	2011	VLCC	Sept. 2014	90,540	85,100	84,000
Samco Scandinavia	2006	VLCC	Sept. 2014	62,950	57,000	60,000
Samco Sundarbans***	2012	VLCC	Sept. 2014	95,300	89,200	88,500
Samco Taiga***	2012	VLCC	Sept. 2014	95,300	89,000	88,500

*
Estimated charter free fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel. In connection with the vessels’ increasing age and market development, a decline in vessel values could take place in 2016.

**	Purchase price is pro rata share of en bloc purchase price paid for vessels in connection with our initial public offering (“IPO”) in October 2005.
***	Carrying value does not include value of time charter contracts.

With respect to some of our vessels, we believe the charter-free fair market value was less than their carrying value as of December 31, 2015 and with respect to some of our vessels, the charter-free fair market value was above their carrying value as of December 31, 2015.  In aggregate, the charter-free fair market value of our vessels was above the carrying value (not including the value of time charter contracts) as of December 31, 2015 by approximately $69.0 million.  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels.

Stock Compensation

Employees of the company receive, amongst others, remuneration in the form of restricted common stock that is subject to vesting conditions.  Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.  For the year 2015, a total of 824,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in February 2016, February 2017 and February 2018 subject to continued employment or office, as applicable.  The estimated fair value at grant date was equal to the share price at grant date.

For the year 2014, a total of 850,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in January 2016, January 2017 and January 2018 subject to continued employment or office, as applicable. The estimated fair value at grant date was equal to the share price at grant date.  In January 2016, the vesting dates in January 2017 and January 2018 were changed to February 2017 and February 2018.

For the year 2013, a total of 750,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in February 2015, February 2016 and February 2017.  375,000 of the shares vest subject to continued employment or office, as applicable and the calculated fair value at grant date was equal to the share price at grant date.  375,000 of the shares vest subject to continued employment and market conditions, as applicable.

In January 2015, the vesting criteria for the restricted shares that vest subject to continued employment or office, as applicable, and certain market conditions were changed to be subject to continued employment or office, as applicable, only.

For the year 2012, a total of 155,000 shares of restricted stock were awarded to management vesting with equal amounts in December 2015, 2016 and 2017 subject to continued employment. The calculated fair value at grant date was 95.0% of the share price at grant date. Also, for the year 2012, a total of 310,000 stock options were awarded to management vesting subject to continued employment on the exercise date. The calculated fair value at grant date was 30.0% of the share price at grant date for 155,000 of the stock options and 22.3% of the share price at grant date for 155,000 of the stock options, respectively, calculated using a Black & Scholes option pricing model. The main inputs to the model were as follows: share price of $4.37, exercise price of $7.75 and $10.70, respectively, expected volatility of 59% based on historical volatility, option life of 5 years and risk free rate of 0.83%. Expected dividends are not included as the strike price is adjusted for dividends paid. For the year 2011, a total of 42,542 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in March 2013, March 2014 and March 2015 subject to continued employment or office, as applicable. The calculated fair value at the grant date was 82.2% of the share price at the grant date calculated using an option pricing model which includes various assumptions including estimated volatility of 33.0%, based on historical volatility.  Restricted stock grant figures have been adjusted for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues increased by $214.3 million, or 142%, to $365.1 million in 2015 from $150.8 million in 2014. The increase was due to a larger fleet including the addition of seven vessels through the Samco acquisition in September 2014 and a stronger market. In connection with the acquisition of the seven Samco vessels in September 2014, total revenue days increasing from 4,484 in 2014 to 6,596 in 2015.  Shipping revenues increased by $63.8 million, or 73.3%, to $150.8 million in 2014 from $87.0 million in 2013.  The increase in revenues was mainly due to an increase in the fleet as well as a stronger market offset by the $15.4 million related to the sale of the claim against OSG recorded as shipping revenues in the fourth quarter 2013. The fleet increased from eight to 18 vessels during the year resulted in total revenue days increasing from 2,986 in 2013 to 4,484 in 2014.

Voyage expenses increased by $19.6 million to $68.9 million in 2015 from $49.3 million in 2014. The increase was mainly due to an increase in the fleet and more vessels operating in the spot market offset by lower bunker prices in 2015. Voyage expenses increased by $23.9 million to $49.3 million in 2014 from $25.4 million in 2013. The increase was mainly due to an increase in the fleet and more vessels operating in the spot market.

Vessel operating expenses increased by $17.0 million to $59.8 million in 2015 from $42.8 million in 2014. The increase is mainly due to an increase in the fleet. Vessel operating expenses increased by $17.9 million to $42.8 million in 2014 from $24.9 million in 2013. The increase is mainly due to an increase in the fleet.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, increased by $33.6 million to $78.7 million in 2015 from $45.1 million in 2014. The increase was due to an increase in the fleet and the reversal of prior impairment charge of $31.9 million in 2014, which increased the depreciable amount. Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, increased by $18.9 million to $45.1 million in 2014 from $26.2 million in 2013. The increase was due to an increase in the fleet. We had a loss on sale of vessels of $0.8 million and $0.7 million in 2015 and 2013, respectively.

There were no impairment charges or reversals of prior impairment charges in 2015. In connection with the improvement in the tanker markets and the increase in vessel values, the carrying value of the fleet was adjusted in the fourth quarter of 2014 through a reversal of prior impairment charges totaling $31.9 million. There were no impairment charges or reversals of prior impairment charges in 2013.  Please refer to Item 5 – “Operating and Financial Review and Prospects – Critical Accounting Policies – Carrying Value and Impairment” for a discussion of the key reasons for the reversal of prior impairment charges in 2014.

General and administrative expenses in 2015 was $21.6 million (of which $7.4 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $18.1 million in 2014 (of which $3.2 million was non-cash). The increase reflects the addition of the Samco organization from September 2014 and building up DHT’s in-house commercial department, partly offset by lower expensed transaction fees in 2015. General and administrative expenses in 2014 was $18.1 million (of which $1.6 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $8.8 million in 2013 (of which $3.1 million was non-cash). The increase was due to a high level of activity during 2014 in connection with the acquisition of Samco, equity offerings, acquisition of vessels, business development, ordering of newbuildings and an additional accrual of $3.4 million in the fourth quarter of 2014 related to incentive compensation as well as an increase in the number of employees.

General and administrative expenses for 2015, 2014 and 2013 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $30.4 million in 2015 compared to $14.4 million in 2014. The increase is mainly due to an increase in debt related to the vessels acquired in September 2014 as part of the Samco acquisition, the issue of the $150 million convertible senior notes in September 2014 and the expense related to previously unamortized upfront fees related to the financing of the Samco Scandinavia that was refinanced in the second quarter of 2015, partly offset by fair value gain on derivative financial instruments of $3.6 million in 2015 compared to $0.5 million in 2014. Net financial expenses were $14.4 million in 2014 compared to $4.9 million in 2013. The increase is mainly due to an increase in debt related to vessels acquired, the issue of the $150 million convertible senior notes in September 2014 and costs relating to the refinancing of three Samco credit facilities in December 2014 amounting to $1.1 million that were charged to financial cost in the fourth quarter of 2014, offset by a total of $1.4 million in unamortized fees on the original loan and fees and legal cost related to the amendment of the RBS Credit Facility (defined below) in 2013.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry. Our use of cash relates to our voyage expenses, operating expenses, charter hire expenses, payments of interest, payments of insurance premiums, payments of vessel taxes, the payment of principal under our secured credit facilities, capital expenses related to periodic maintenance of our vessels and investment in vessels including newbuilding contracts.  In addition to investing cash generated from operations in vessels including newbuilding contracts, we also finance our vessel acquisitions with a combination of debt secured by our vessels, the issuance of convertible senior notes and the sale of equity.  We fund our working capital requirements with cash from operations.  We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance.  With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo.

In February 2016, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program has been authorized through February 2017 and may be suspended or discontinued at any time.  Any shares of DHT common stock acquired by DHT will be available for reissuance.

Since 2013, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  While dividends are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control, in July 2015 our board of directors approved a dividend policy to pay stockholders of record an intended dividend of at least 60% of ordinary net income per share (adjusted for extraordinary items) commencing with the second quarter of 2015.

Operating period	Total Payment	Per common share**	Per preferred share**	Record date	Payment date
Jan. 1-March 31, 2013	$0.3 million	$0.02	0.25*	May 14, 2013	May 23, 2013
April 1-June 30, 2013	$0.3 million	$0.02	—	Aug. 14, 2013	Aug. 28, 2013
July 1-Sept. 30, 2013	$0.3 million	$0.02	—	Nov. 13, 2013	Nov. 21, 2013
Oct. 1-Dec. 31, 2013	$1.4 million	$0.02	—	Feb. 6, 2014	Feb. 13, 2014
Jan. 1-March 31, 2014	$1.4 million	$0.02	—	May 14, 2014	May 22, 2014
April 1-June 30, 2014	$1.4 million	$0.02	—	Sept. 9, 2014	Sept. 17, 2014
July 1-Sept. 30, 2014	$1.9 million	$0.02	—	Nov. 20, 2014	Nov. 26, 2014
Oct. 1-Dec. 31, 2014	$4.6 million	$0.05	—	Feb. 10, 2015	Feb. 19, 2015
Jan. 1-March 31, 2015	$13.9 million	$0.15	—	May 13, 2015	May 22, 2015
April 1-June 30, 2015	$13.9 million	$0.15	—	Aug. 12, 2015	Aug. 20, 2015
July 1-Sept. 30, 2015	$16.7 million	$0.18	—	Nov. 17, 2015	Nov. 25, 2015
Oct. 1-Dec. 31, 2015	$19.7 million	$0.21	—	Feb. 16, 2016	Feb. 24, 2016

*	Relates to Series A Participating Preferred Stock.
**
All per share amounts assume the mandatory exchange of all of the previously issued and outstanding shares of Series A Participating Preferred Stock into common stock that became effective on June 30, 2013.

Although market conditions have strengthened recently, the cash flow from the operations of our vessels in 2016 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

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

On April 29, 2013, we entered into an agreement to amend and restate the RBS Credit Facility, whereby among other changes and upon satisfaction of certain conditions, 1) the aforementioned financial covenant is removed in its entirety; 2) beginning in the second quarter of 2016 until the expected maturity of the loan in July 2017, we will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries in the prior quarter towards prepayment of the loan up to an aggregate amount of $7.5 million for each such quarter; and 3) in connection with voluntary prepayment under other debt facilities we are required to prepay a proportionate amount of the outstanding loan under the RBS Credit Facility.  As of December 31, 2015, DHT Maritime’s borrowings under the RBS Credit Facility were $80.5 million.

We funded the acquisition of the DHT Phoenix for $55.0 million with borrowings by one of our subsidiaries, DHT Phoenix, Inc., of $27.5 million under a secured credit facility with DVB for a term of five years (the “DHT Phoenix Credit Facility”) and cash at hand.  The full amount of the credit facility was borrowed on March 1, 2011 and is repayable in 19 quarterly installments of $0.609 million from June 1, 2011 to December 1, 2015 and a final payment of $15.9 million on March 1, 2016.  The DHT Phoenix Credit Facility was repaid in full in June 2015.

We funded the acquisition of the DHT Eagle for $67.0 million with borrowings by one of our subsidiaries, DHT Eagle, Inc., of $33.5 million under a secured credit facility with DNB for a term of five years (the “DHT Eagle Credit Facility”) and cash at hand.  The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and is repayable in 19 quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.  The DHT Eagle Credit Facility was repaid in full in October 2015.

We funded the acquisition of the DHT Falcon for $47.5 million and the DHT Hawk for $50.5 million with borrowings by two wholly owned subsidiaries (DHT Falcon Limited and DHT Hawk Limited) of $49.0 million through the “DHT Falcon and DHT Hawk Credit Facility”.  Borrowings bear interest at a rate equal to a margin of 3.25% plus LIBOR and are repayable in 20 quarterly installments of $1.0 million each from May 2014 to February 2019 with a final payment of $29.0 million in February 2019. The DHT Falcon and DHT Hawk Credit Facility is guaranteed by DHT Holdings and DHT Holdings covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least $20 million. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by two approved brokers). In June 2015, the interest was amended to a rate equal to a margin of 2.50% plus LIBOR.  The DHT Falcon and DHT Hawk Credit Facility was repaid in full in February 2016.

We funded the acquisition of the shares in Samco with the net proceeds of the September 2014 Registered Direct Offering of common stock and concurrent private placement of convertible senior notes due 2019 to institutional accredited investors, plus cash on hand.  We pay interest on the convertible senior notes at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 16, 2016 the conversion price is $7.2811.  On February 1, 2016, we acquired in the open market $3 million of our convertible senior notes at 99% of par.  After such open market acquisitions, the total outstanding amount of notes is $147 million.

In December 2014, we entered into a credit facility (the “Nordea Credit Facility”) in the amount of $302.0 million with Nordea, DNB and DVB, as lenders, and DHT Holdings, Inc., as guarantor for the re-financing of the Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by two approved brokers).

On October 17, 2006, Samco Gamma Ltd, a wholly owned subsidiary of Samco, entered into a $49.0 million secured credit facility with Credit Agricole for the financing of the VLCC Samco Scandinavia (the “Credit Agricole Credit Facility”).  In connection with DHT’s acquisition of Samco in September 2014, we entered into an agreement with Credit Agricole to amend the Credit Agricole Credit Facility whereby, upon satisfaction of certain conditions, borrowings under the agreement bear interest at an annual rate of LIBOR plus a margin of 1.60% and the financial obligations under the credit facility being guaranteed by us. As of December 31, 2014, the total outstanding under the Credit Agricole Credit Facility was $40.7 million and is repayable in seven quarterly installments of approximately $1.0 million each from March 2015 to September 2016 and a final payment of $33.9 million in December 2016. The Credit Agricole Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures Samco Gamma Ltd’s obligations under the credit facility be no less than 120% of the borrowings under the Credit Agricole Credit Facility. DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by two approved brokers). On June 22, 2015 we entered into an agreement with Credit Agricole to refinance the outstanding amounts under the Credit Agricole Credit Facility that financed the Samco Scandinavia as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “New Credit Agricole Credit Facility”) that will be between and among Credit Agricole as lender, two special purpose companies (Samco Gamma Ltd. and DHT Tiger Limited, which  are direct wholly-owned subsidiary of us, the “Credit Agricole Borrowers”), and us, as guarantor. Samco Gamma Ltd. was permitted to borrow the full amount of the New Credit Agricole Credit Facility in June 2015 (“Tranche A”) and DHT Tiger Limited will be permitted to borrow up to $50.0 million under the New Credit Agricole Credit Facility in connection with the delivery of the DHT Tiger from HHI expected in October 2016 (“Tranche B”). Borrowings bear interest at a rate equal to LIBOR + 2.1875%. Tranche A is repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023. Tranche B is repayable in 29 quarterly installments of $0.7 million from December 2016 to December 2023 and a final payment of $29.9 million in December 2023. The New Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the New Credit Agricole Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the New Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by two approved brokers).

In November 2014, we executed a financing facility totaling $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a vessel-owning company, as borrower, and us, as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. The Danish Ship Finance Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity. The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 130% of borrowings. Also, we covenant that, throughout the term of the Danish Ship Finance Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

In October 2015, we executed a financing facility totaling $50.0 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a vessel-owning company, as borrower, and us, as guarantor (the “Nordea/DNB Credit Facility”). The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015. The Nordea/DNB Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $0.6 million each commencing three months after drawdown and a final payment of $37.5 million at final maturity. The Nordea/DNB Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Nordea/DNB Credit Facility be no less than 135% of borrowings. Also, we covenant that, throughout the term of the Nordea/DNB Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and the borrower and DHT, on a consolidated basis shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Working capital, defined as total current assets less total current liabilities, was $165.4 million at December 31, 2015 compared with $144.4 million at December 31, 2014.  The increase in working capital in 2015 was mainly due to an increase in accounts receivables and accrued revenues and a decrease in accounts payables and accrued expenses offset by a decrease in bunkers, lube oils and consumables. The cash and cash equivalents was $166.8 million at December 31, 2015 and $166.7 million at December 31, 2014.  In 2015, net cash provided by operating activities was 181.5 million, net cash used in investing activities was $125.9 million mainly related to investment in vessels under construction of $142.6 million and investment in subsidiaries of $7.6 million offset by proceeds from sale of vessels of $26.5 million and net cash used in financing activities was $55.5 million mainly related to cash dividends paid of $49.2 million, repayment of long-term debt of $105.7 million offset issuance of long-term debt of $99.4 million.  As of December 31, 2015, we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $266.2 million related to the five newbuildings. The cash balance as of December 31, 2015 and issuance of long term debt in 2015 includes $50.0 million relating to the financing for one of the VLCC newbuildings, which was drawn on December 29, 2015 in advance of the delivery of the vessel on January 4, 2016.

Working capital was $144.4 million at December 31, 2014 compared with $140.3 million at December 31, 2013.  The increase in working capital in 2014 was due to the increase in cash and cash equivalents, accounts receivables and accrued revenues and bunkers, lube oils and consumables offset by an increase in accounts payables and accrued expenses and current portion long term debt. The increase in cash and cash equivalents to $166.7 million at December 31, 2014 from $126.1 million at December 31, 2013 was mainly due to net cash provided by operating activities in 2014 of $30.6 million, the proceeds from equity offerings in February 2014 and September 2014, the issuance of convertible senior notes in September 2014 and the issuance of secured debt offset by the acquisition of the shares in Samco, the acquisition of three second hand VLCCs, debt prepayments and pre-delivery installments related to the agreements with HHI for the construction of six VLCCs. As of December 31, 2014 we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $402.1 million related to the six newbuildings.

In 2015, net cash provided by operating activities was $181.5 million compared to $30.6 million in 2014. The increase was mainly due to an increase in net income offset by changes in working capital (mainly related to an increase in accounts receivables and accrued revenues and a decrease in accounts payables and accrued expenses offset by a decrease in bunkers, lube oils and consumables). In 2014, net cash provided by operating activities was $30.6 million compared to $23.9 million in 2013. The increase was mainly due to an increase in net income and changes in working capital (mainly related to an increase in account payables offset by an increase in bunkers, lube oils and consumables).  Net cash used in investing activities was $125.9 million in 2015 compared to $551.3 million in 2014. In 2015, investing activities mainly related to investment in vessels under construction of $142.6 million offset by proceeds from sale of vessels of $26.5 million. Net cash used in investing activities was $551.3 million in 2014 compared to $16.9 million in 2013. In 2014 investing activities mainly related to the net investment in Samco of $256.3 million, the acquisition of three VLCCs totaling $148.0 million, pre-delivery installments of $133.9 million related to VLCC newbuildings ordered and capital expenses related to drydockings totaling $8.9 million.   Net cash used by financing activities in 2015 was $55.5 million, compared to $561.3 million in 2014. Net cash used by financing activities in 2015 mainly related to cash dividends paid of $49.2 million, repayment of long-term debt of $105.7 million offset by issuance of long-term debt of $99.4 million. Net cash provided by financing activities in 2014 was $561.3 million, compared to $47.8 million in 2013. In the first quarter of 2014, we completed a registered direct offering of 30,300,000 shares of our common stock generating net proceeds of $215.7 million after expenses and issued long term debt of $47.4 million. In the third quarter of 2014, we completed a registered direct offering of 23,076,924 shares of our common stock generating net proceeds of $145.5 million (after placement agent expenses, but before other transaction expenses) and we issued convertible senior notes generating net proceeds of $145.5 million (after placement agent expenses, but before other transaction expenses). In the fourth quarter of 2014, we completed the refinancing of three of the four Samco credit facilities and financed the DHT Condor with a credit facility generating net proceeds of $295.6 million after expenses.  Total repayment of long term debt in 2014 including the repayment related to the refinancing of the three Samco credit facilities amounted to $281.8 million.  We had $662.5 million of total debt outstanding at December 31, 2015, compared to $661.3 million at December 31, 2014 and $156.0 million at December 31, 2013.

During 2016, eight of our vessels are required to be drydocked, one Suezmax in the second quarter, four VLCCs in the third quarter and three VLCCs in the fourth quarter.  Each vessel is expected to have an estimated 25-30 days off hire and an estimated total cost per vessel from $2.0 to $3.0 million depending on the vessel. The total drydocking costs estimated to be $19.5 million will be financed through our financial resources.  Including the pre-delivery payments related to the five vessels to be constructed pursuant to the agreements with HHI, we estimate our capital expenditures for 2016 will be approximately $47.8 million. We estimate the payments related to the five newbuilding contracts entered into in December 2013 and January and February 2014 to be $266.2 million in 2016. The 50% final payments at delivery of the vessels totaling $238.9 million is planned to be funded with debt financing which has already been secured.

For additional information on events in 2016, please refer to “Item 4.B.  Recent Developments.”

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2015, our long-term contractual obligations were as follows:

	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt (1)	$60,258	$137,207	$53,181	$423,845	$83,253	$14,305	$772,050
Vessels to be constructed(2)	$266,183	$—	$—	$—	$—	$—	$266,183
Total	$326,441	$137,207	$53,181	$423,845	$83,253	$14,305	$1,038,233

(1)
Amounts shown include contractual installment and interest obligations on $80.5 million of debt outstanding under the RBS Credit Facility, $42.0 million under the DHT Falcon and DHT Hawk Credit Facility, $281.6 million under the Nordea Credit Facility, $36.5 million under the New Credit Agricole Credit Facility, $49.4 million under the Danish Ship Finance Credit Facility, $50.0 million under the Nordea/DNB Credit Facility and $150.0 million under the convertible senior notes. The interest obligations have been determined using a LIBOR of 0.61% per annum plus margin. The interest rate on $80.5 million is LIBOR + 1.75%, the interest on $42.0 million is LIBOR + 2.50%, the interest on $281.6 million is LIBOR + 2.50%, the interest on $36.5 million is LIBOR + 2.19%, the interest on $49.4 million is LIBOR + 2.25%, the interest on $50 million is LIBOR + 2.25%, and the interest on $150.0 million is 4.50%. Also, the six floating-to-fixed interest rate swaps with a notional amount totaling $184.8 million pursuant to which we pay a fixed rate ranging from 2.43% to 3.57% plus the applicable margin and receive a floating rate based on LIBOR have been included. The interest on the balance outstanding is generally payable quarterly and in some cases semiannually. With regards to the RBS Credit Facility DHT Maritime will, beginning in the second quarter of 2016 until the expected maturity of the loan in July 2017, apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries in the prior quarter towards prepayment of the loan with free cash flow defined as shipping revenues less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7.5 million for each such quarter. The above table does not include an estimate for any such amounts.

(2)	These are estimates only and are subject to change as construction progresses.

Due to the uncertainty related to the market conditions for oil tankers we can provide no assurances that our cash flow from the operations of our vessels will be sufficient to cover our vessel operating expenses, vessel capital expenditures including installments on our newbuildings ordered, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2015 by approximately $3.6 million based upon our debt level as of December 31, 2015.  There are no material changes in market risk exposures from 2014 to 2015. The notional amount as of December 31, 2015 includes the $150.0 million principal amount of the convertible senior notes which have a fixed interest rate of 4.50%.

As of December 31, 2015, we were party to six floating-to-fixed interest rate swaps with a notional amount totaling $184.8 million pursuant to which we pay a fixed rate ranging from 2.43% to 3.57% plus the applicable margin and receive a floating rate based on LIBOR.   As of December 31, 2015, we recorded a liability of $5.9 million relating to the fair value of the swaps.  The change in fair value of the swaps in 2015 has been recognized in our income statement.  The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We used swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2015, included as Item 18 of this report.

Like most of the shipping industry our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  The limited number of transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction.  Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.  Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income or vice versa if the U.S. dollar increases in value.

We hold cash and cash equivalents mainly in U.S. dollars.

Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

EFFECTS OF COST INCREASES

Our future results will be impacted by cost increases related to, among other things, vessel operating expenses, insurance, bunkers, lubes, administrative costs, salaries and maintenance capital expenses.  Our expenses might be impacted by any future vessel sales and acquisitions.

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

The RBS Credit Facility

As of December 31, 2015, DHT Maritime’s subsidiaries owned five of our vessels.  On October 18, 2005, DHT Maritime and its subsidiaries entered into a $401.0 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years.  The RBS Credit Facility consisted of a $236.0 million term loan, a $150.0 million vessel acquisition facility and a $15.0 million working capital facility.  DHT Maritime was the borrower under the RBS Credit Facility and its vessel-owning subsidiaries were the sole guarantors of its performance thereunder.  The RBS Credit Facility was secured by, among other things, a first priority mortgage and assignment of earnings on each of the vessels that was owned by DHT Maritime’s subsidiaries and a pledge of the balances in certain bank accounts on each of the vessels that was owned by DHT Maritime’s subsidiaries.

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

Following the above-mentioned increase, the RBS Credit Facility was repayable with one initial installment of $75.0 million in 2008, and commencing on January 18, 2011, the balance of the credit facility was repayable with 27 quarterly installments of $9.075 million.  A final payment of $99.975 million was payable with the last quarterly installment.  The initial installment of $75.0 million was repaid in October 2008.  Since then, we have repaid approximately $264.5 million in the aggregate under the RBS Credit Facility, including $54.4 million in 2012 (including amounts repaid in the second quarter of 2012 in connection with the sale of two of our vessels), $9.0 million in January 2013, $25.0 million in April 2013 in connection with the amendment and restatement of the RBS Credit Facility described below, $22.3 million in connection with the sale of the DHT Regal in April 2013, $2.9 million in June 2015 and $3.9 million in October 2015 being the proportionate amount of the outstanding loan under the RBS Credit Facility in connection with voluntary prepayment under two of our subsidiaries’ indebtedness and $26.0 million in connection with the sale of the DHT Trader in December 2015.  Following these repayments, the total amount outstanding under the RBS Credit Facility is approximately $80.5 million which is repayable from 2016 as described below.

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

The full amount of the DHT Phoenix Credit Facility was borrowed on March 1, 2011 and was repayable in 19 quarterly installments of $0.6 million from June 1, 2011 to December 1, 2015, and a final payment of $15.9 million on March 1, 2016.  The DHT Phoenix Credit Facility was repaid in full in June 2015.

The DHT Eagle Credit Facility

On May 24, 2011, DHT Eagle, Inc., a wholly-owned subsidiary of DHT Holdings, entered into a $33.5 million secured credit facility with DNB for a term of five years.  The DHT Eagle Credit Facility is guaranteed by DHT Holdings.  Borrowings under the DHT Eagle Credit Facility bear interest at an annual rate of LIBOR plus a margin of 2.50%.

The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and was repayable in 19 quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016. The DHT Eagle Credit Facility was repaid in full in October 2015.

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

The DHT Falcon and DHT Hawk Credit Facility was repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019.

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

The DHT Falcon and DHT Hawk Credit Facility also contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Borrower’s obligations under the DHT Falcon and DHT Hawk Credit Facility be no less than 135% of their borrowings under the DHT Falcon and DHT Hawk Credit Facility.

DHT Holdings covenants that, throughout the term of the DHT Falcon and DHT Hawk Credit Facility, DHT Holdings, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).  The DHT Falcon and DHT Hawk Credit Facility was repaid in full in February 2016.

The Credit Agricole Credit Facility/The New Credit Agricole Credit Facility

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

As of December 31, 2014, the total outstanding under the Credit Agricole Credit Facility was $40.7 million and was repayable in seven quarterly installments of approximately $1.0 million each from March 2015 to September 2016 and a final payment of $33.9 million in December 2016.

On June 22, 2015, we entered into a credit facility with Credit Agricole to refinance the outstanding amount under the Credit Agricole Credit Facility that financed the Samco Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”). The New Credit Agricole Credit Facility is between and among Credit Agricole, as lender, the Credit Agricole Borrowers, and us, as guarantor.  Samco Gamma Ltd. was permitted to borrow Tranche A and DHT Tiger Limited will be permitted to borrow Tranche B.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%.  Tranche A is repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023.  Tranche B is repayable in 29 quarterly installments of $0.7 million from December 2016 to December 2023 and a final payment of $29.9 million in December 2023.  The New Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.

Also, DHT covenants that, throughout the term of the New Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by two approved brokers). The New Credit Agricole Credit Facility is secured by, among other things, a first priority mortgage on the Samco Scandinavia and, upon being delivered from HHI, the DHT Tiger, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the Borrowers’ bank accounts and a first priority pledge over the shares in the Borrowers.  The New Credit Agricole Credit Facility contains covenants that prohibit the Borrowers, among other things, from incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

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

The ABN AMRO Credit Facility

In July 2014, we executed a credit facility to fund the acquisition of three VLCCs to be constructed at HHI through a secured term loan facility between and among ABN AMRO, DVB and Nordea as lenders, three vessel-owning companies as borrowers, and us as guarantor. The borrowers are permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility. The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances. Borrowings will bear interest at a rate equal to LIBOR + 2.60% and are repayable in 20 quarterly installments of approximately $2.1 million and a final payment of approximately $99.5 million at final maturity.

The ABN AMRO Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of each of the borrower’s bank accounts and a first priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The ABN AMRO Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the ABN AMRO Credit Facility be no less than 135% of borrowings. Also, we covenant that, throughout the term of the ABN AMRO Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $100 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Danish Ship Finance Credit Facility

In November 2014, we executed a credit facility to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S as lender, a vessel-owning company, as borrower, and us as guarantor. The borrower is permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility. The Danish Ship Finance Credit Facility is for a five-year term from the date of the first drawdown in November 2015, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity.

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

The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 130% of borrowings. Also, we covenant that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Nordea/DNB Credit Facility

In October 2015, we executed a credit facility totaling $50.0 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a vessel-owning company, as borrower, and us, as guarantor.  The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015.  The Nordea/DNB Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $0.6 million each commencing three months after drawdown and a final payment of $37.5 million at final maturity.

The Nordea/DNB Credit Facility is secured by, among other things, a first priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the borrower’s bank accounts and a first priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Nordea/DNB Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Nordea/DNB Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea/DNB Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and the borrower and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150 million principal amount of convertible senior notes in a private placement. We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 16, 2016 the conversion price is $7.2811.  On February 1, 2016, we acquired in the open market $3 million worth of our convertible senior notes at 99% of par.  The subsequent outstanding amount is then $147 million.

Safe Harbor

Applicable to the extent the disclosures required by Items 5.E and 5.F of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	61	Class III Director and Chairman
Einar Michael Steimler	68	Class II Director
Robert N. Cowen	68	Class I Director
Joseph H. Pyne	68	Class II Director
Svein Moxnes Harfjeld	51	Co-Chief Executive Officer
Trygve P. Munthe	54	Co-Chief Executive Officer
Eirik Ubøe	55	Chief Financial Officer

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

Einar Michael Steimler—Director. Mr. Einar Michael Steimler has over 38 years’ experience in the shipping industry. From 2008 to 2011 he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until the end of 2007. Mr. Steimler serves as a non-executive director on the board of Scorpio Bulkers, Inc. From 1998 to 2010, Mr. Steimler served as a Director of Euronav. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics. Mr. Steimler is a resident of the United Kingdom and a citizen of Norway.

Robert N. Cowen—Director. Mr. Robert N. Cowen has over 25 years of senior level executive experience in the shipping industry. Since March 2012, he has served as consultant and then Senior Vice President Finance and Administration of Chemlube International LLC, a company engaged in the trading and distribution of base oils and the blending and distribution of lubricants. From February 2010 to January 2012, he served as a Managing Director of Lincoln Vale LLC, an alternative investment management firm with a focus on investing in dry bulk shipping. From February 2007 to December 2007, he served as Chief Executive Officer of OceanFreight, Inc. From October 2005 to December 2006, Mr. Cowen was a partner in Venable LLP. Prior to this, Mr. Cowen worked for 25 years at OSG where he served as Chief Operating Officer from 1999 until 2005. Mr. Cowen holds an A.B. degree from Cornell University and a J.D. degree from the Cornell Law School.  Mr. Cowen is a resident and citizen of the United States.

Joseph H. Pyne—Director. Mr. Joseph H. Pyne is the Executive Chairman of Kirby Corporation and served as the Chief Executive Officer of Kirby from 1995 to April 29, 2014. Mr. Pyne served as Executive Vice President from 1992 to 1995 and also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999. He served at Northrop Services, Inc. and served as an Officer in the Navy. He has been Executive Chairman of Kirby Corporation since April 2013 and its Director since 1988. He served as a Member of the Advisory Board at Ocean Energy Institute. Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina. Mr. Pyne is a resident and citizen of the US.

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

DIRECTORS’ COMPENSATION

In 2015, each member of our board of directors was paid an annual fee of $75,000, plus reimbursement for expenses incurred in the performance of their duties as members of our board of directors.  We paid the chairman of the board an additional $65,000 to compensate for the extra duties incident to that office.  We paid the chairpersons of each of our compensation and nominating and corporate governance committees an additional $15,000 and we paid the chairperson of the audit committee an additional $20,000.  We paid an additional $6,000 to each of the other members of each committee.

For the year 2015, Mr. Lind, Mr. Steimler, Mr. Cowen and Mr. Pyne were each awarded 40,000 shares of restricted stock that vest in three equal amounts in February 2016, 2017 and 2018, subject to each such member of our board of directors remaining a member of our board of directors.  For the year 2014, Mr. Lind, Mr. Steimler and Mr. Cowen were each awarded 42,500 shares of restricted stock that vest in three equal amounts in January 2016, 2017 and 2018, subject to each such member of our board of directors remaining a member of our board of directors.  In January 2016, the vesting dates in January 2017 and January 2018 were changed to February 2017 and February 2018.  For the year 2013, Mr. Lind, Mr. Steimler and Mr. Cowen were each awarded 8,500 shares of restricted stock, of which 4,250 shares vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors.  The remaining 4,250 shares of restricted stock awarded to each such member of our board of directors vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors and certain market conditions.  Also, for the year 2013, Mr. Lind, Mr. Steimler and Mr. Cowen were each awarded 29,000 shares of restricted stock, of which 14,500 shares vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors.  The remaining 14,500 shares of restricted stock awarded to each member of our board of directors vest in three equal amounts in February 2015, 2016 and 2017, subject to each such member of our board of directors remaining a member of our board of directors and certain market conditions. In January 2015, the vesting criteria for all restricted shares awarded for the year 2013 that vest subject to the board member remaining a member of our board of directors and certain market conditions was changed to be subject only to each such member of our board of directors remaining a member of our board of directors.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

In 2015 our co-chief executive officer, Mr. Svein Moxnes Harfjeld, received an annual salary of NOK 3,826,523 and a cash bonus of NOK 14,524,550 and our co-chief executive officer, Mr. Trygve P. Munthe, received an annual salary of NOK 3,800,111 and a cash bonus of NOK 14,524,550.  Our chief financial officer, Mr. Eirik Ubøe, received an annual salary of NOK 1,923,380 and a cash bonus of NOK 1,911,125.  In addition, each executive officer participates in a defined benefit pension plan under which NOK 519,947, NOK 566,460 and NOK 261,537 was set aside for each of the executives, respectively.  Also, each executive is reimbursed for expenses incurred in the performance of his duties as our executive officer and receives the equity-based compensation described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Mr. Ubøe that set forth their rights and obligations as our co-chief executive officers, in the case of Mr. Harfjeld and Mr. Munthe, and chief financial officer, in the case of Mr. Ubøe.  Either the executive or we may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

For the year 2014, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 255,000, 255,000 and 85,000 shares of restricted stock, respectively, which vest in three equal amounts in January 2016, 2017 and 2018, subject to continued employment with us. In January 2016, the vesting dates in January 2017 and January 2018 were changed to February 2017 and February 2018. For the year 2013, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 51,000, 51,000 and 20,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions.  For the year 2013, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 174,000, 174,000 and 55,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock conditionally awarded vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions. In January 2015, the vesting criteria for all restricted shares awarded in 2014 that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only. For the year 2015, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 235,000, 235,000 and 40,000 shares of restricted stock, respectively, which vest in three equal amounts in February 2016, 2017 and 2018, subject to continued employment with us.

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

In the event that we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment other than for “cause” (as such term is defined in their employment agreements), subject to their execution of employment termination agreements that include waivers of all claims in favor of the company and their compliance with certain requests from us related to termination as well as with the restrictive covenants described below, we will continue to pay his base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in their employment agreements).  In the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control (as such term is defined in their employment agreements) for good reason (as such term is defined in their employment agreements), then we will continue to pay such executive officer his base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in their employment agreements).  In addition, in the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control for good reason, such executive will be entitled to 100% of his bonus (as provided for in the employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but not yet vested shares will vest immediately and become exercisable.  In the event that Mr. Harfjeld and Mr. Munthe’s employment is terminated for cause, we are only obligated to pay salary and unreimbursed expenses through the termination date.

Pursuant to their employment agreements, each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed to protect our confidential information.  Each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed during the term of the agreements, and for a period of one year following their termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.  Mr. Ubøe has additionally agreed, pursuant to his employment agreement, not to criticize or disparage us, our affiliates or any related persons, including customers, clients, suppliers or vendors, whether in writing or orally.  Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment shall fully and wholly be given to us.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Incentive Compensation Plans

We currently maintain four equity compensation plans, the 2005 Incentive Compensation Plan (as amended from time to time, the “2005 Plan”), the 2011 Incentive Compensation Plan (the “2011 Plan”), the 2012 Incentive Compensation Plan (the “2012 Plan”) and the 2014 Incentive Compensation Plan (the “2014 Plan”) (together, the “Plans”).  The 2014 Plan was approved by our stockholders at our annual meeting on June 11, 2014.  The 2012 Plan was discontinued and replaced by the 2014 Plan.  Previously issued awards granted under the 2012 Plan, the 2011 Plan and the 2005 Plan remain outstanding, but awards may no longer be granted under such Plans.

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

Awards

The Plans provide for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory stock options, or “NSOs,” restricted share awards, restricted stock units, or “RSUs,” cash incentive awards, dividend equivalents and other equity-based or equity-related awards.

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

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Mr. Erik Lind was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Robert N. Cowen was initially appointed in May 2010.  Mr. Joseph H. Pyne was initially appointed in September 2015. The term of our Class III director, Mr. Lind, expires in 2018, the term of our Class I director, Mr. Cowen, expires in 2017 and the term of our Class II directors, Mr. Steimler and Mr. Pyne, expire in 2016.   Mr. Lind was re-elected as our Class III director at our annual stockholders meeting on May 29, 2015, and Mr. Steimler and Mr. Cowen were re-elected as our Class II and Class I directors, respectively, at our annual stockholders meeting on June 11, 2014.  On March 3, 2015, we announced that Rolf Wikborg resigned from our board of directors, having most recently served as a Class III director.

At our 2014 annual meeting of stockholders, in order to comply with Section 5.02 of our amended and restated articles of incorporation that the board shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire board, Mr. Steimler was reclassified as a Class II director.  Mr. Steimler was previously classified as a Class I director.  Due to Mr. Steimler being re-elected as a Class II director on June 11, 2014, his term will expire in 2016.

BOARD COMMITTEES

Our board of directors, which is entirely composed of independent directors under the applicable rules of the NYSE, performs the functions of our audit committee, compensation committee and nominating and corporate governance committee.

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements.  Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.  The members of the audit committee are Mr. Cowen (chairperson), Mr. Lind, Mr. Steimler and Mr. Pyne.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.  The members of the compensation committee are Mr. Steimler (chairperson), Mr. Lind and Mr. Pyne.

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

As of December 31, 2015, we had 18 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Stockholders.”  See “Item 6.B Compensation” for a description of the company’s Incentive Compensation Plans under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 16, 2016. We have one class of common stock outstanding with each outstanding share entitled to one vote.

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

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock (1)	Percentage of Shares of Common Stock (2)
Stephen Feinberg (3)	10,771,144	10.9%
Solus Alternative Asset Management LP (4)	7,841,684	8.1%
Dimensional Fund Advisors LP (5)	6,229,244	6.6%
LSV Asset Management (6)	5,905,497	6.3%
Blackrock, Inc. (7)	5,107,358	5.4%
Directors
Erik A. Lind (8)	149,201	*
Einar Michael Steimler (8)	145,713	*
Robert Cowen (8)	156,579	*
Joseph H. Pyne (9)	40,000	*
Executive Officers
Svein Moxnes Harfjeld (10)	946,892	1.0%
Trygve P. Munthe (10)	972,629	1.0%
Eirik Ubøe (11)	256,886	*
Directors and executive officers as a group (7 persons) (12)	2,667,900	2.8%

*	Less than 1%
(1)
Assumes conversion of all of the holder’s convertible senior notes at a conversion price of $7.2811 per share of common stock. The conversion price of the convertible senior notes is subject to adjustments. As a result, the number of shares of common stock issuable upon conversion of the convertible senior notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1) under the Exchange Act, using 93,725,892 shares of common stock issued and outstanding on March 16, 2016.
(3)
Based upon a Schedule 13G/A filed with the SEC on January 20, 2016 by Stephen Feinberg, who possesses the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all securities of DHT Holdings, Inc. beneficially owned by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., Cerberus Partners II, L.P., Cerberus CP Partners, L.P., Cerberus HH Partners, L.P, Cerberus MG Fund, L.P., Cerberus PEM NPL Fund, L.P., Cerberus PW Partners, L.P., Cerberus SMRS Partners, L.P. and Cerberus Institutional Partners VI, L.P.  The total number of shares beneficially owned includes 5,521,144 shares of common stock issuable upon conversion of Stephen Feinberg’s holding of convertible senior notes.

(4)
Based upon a Schedule 13G/A filed with the SEC on February 12, 2016 by Solus Alternative Asset Management LP (“Solus”) on behalf of itself and certain reporting persons. The total number of shares beneficially owned includes 2,746,838 shares of common stock issuable upon conversion of Solus’s holding of convertible senior notes.

(5)
Based upon a Schedule 13G filed with the SEC on February 9, 2016 by Dimensional Fund Advisors LP (“Dimensional”), who, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts.  For purposes of the reporting requirements of the Exchange Act, Dimensional is deemed to be a beneficial owner of such shares; however, Dimensional expressly disclaims that it is, in fact, the beneficial owner of such shares.  Dimensional possesses the sole power to vote or direct the vote of 6,012,183 shares of DHT Holdings, Inc. and the sole power to dispose or to direct the disposition of 6,229,244 shares of DHT Holdings, Inc.  All shares beneficially owned are shares of common stock.

(6)
Based upon a Schedule 13G filed with the SEC on February 12, 2016 by LSV Asset Management, who, as an investment advisor, possesses the sole power to direct the disposition of all shares of DHT Holdings, Inc. beneficially owned by LSV Asset Management and the sole power to vote 3,547,107 shares of DHT Holdings, Inc.  All shares beneficially owned are shares of common stock.

(7)
Based upon a Schedule 13G filed with the SEC on January 26, 2016 by Blackrock, Inc. (as parent or control person to five subsidiaries who have acquired shares of our common stock), possesses the sole power to direct the disposition of all shares of DHT Holdings, Inc. beneficially owned by Blackrock, Inc. and the sole power to vote or to direct the vote of 4,789,534 shares of DHT Holdings, Inc.  All shares beneficially owned are shares of common stock.

(8)	Includes 67,497 shares of restricted stock subject to vesting conditions.
(9)	Includes 26,666 shares of restricted stock subject to vesting conditions.
(10)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 443,332 shares of restricted stock subject to vesting conditions.

(11)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 111,665 shares of restricted stock subject to vesting conditions.

(12)	Includes 1,227,487 shares of restricted stock subject to vesting conditions.

Our major stockholders generally have the same voting rights as our other stockholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.  As of March 4, 2016, we had 25 shareholders of record, 19 of which were located in the United States and held an aggregate of 93,725,893 of our common shares, representing 99.9% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 93,128,688 of our common shares as of March 4, 2016. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

Further, we have issued certain guarantees for certain of our subsidiaries.  This mainly relates to our credit facilities: the RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Nordea Credit Facility, the New Credit Agricole Credit Facility, the Nordea/DNB Credit Facility and the Danish Ship Finance Credit Facility which are all guaranteed by DHT Holdings.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS
See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS
See Item 18.

3.	AUDIT REPORTS
See Report of Independent Registered Public Accounting Firm on pages F-2 and F-3.

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

In July 2012, we effected a 12-for-1 reverse stock split whereby each twelve (12) shares of common stock issued and outstanding as of close of trading on July 16, 2012, automatically and without any action on the part of the respective holders, was converted into one (1) share of common stock.  The reverse stock split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the reverse stock split.  In connection with the reverse stock split, pursuant to the Certificate of Designation governing the terms of DHT’s Series A Participating Preferred Stock, immediately following the opening of business on July 17, 2012 and automatically and without any action on the part of the respective holders, the Dividend Factor (as defined in the Certificate of Designation) for each share of the Series A Participating Preferred Stock was proportionately reduced by a factor of 12 and thereby adjusted to (i) 14.1667 (for periods prior to January 1, 2013) and (ii) 12.5000 (for periods commencing January 1, 2013).  The following historical dividend information has been adjusted to account for the reverse stock split.

In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividend paid related to the first quarter of 2009 was $3.00 per share.  For the last three quarters related to 2009, we did not pay any dividends.  For each of the four quarters related to 2010, we paid a dividend of $1.20 per share.  The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per common share, respectively.  With respect to the Series A Participating Preferred Stock issued in May 2012, the dividends paid related to the four quarters of 2012 amounted to $3.40, $3.40, $0.28 and $0.28 per common share, respectively. The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02, $0.02 and $0.02 per common share, respectively.  With respect to the Series A Participating Preferred Stock issued in May 2012, the dividends paid related to the four quarters of 2013 amounted to $0.25, $0.00, $0.00 and $0.00 per common share, respectively.  No dividends related to the four quarters of 2013 were paid on Series B Participating Preferred Stock. The dividends paid related to the four quarters of 2014 amounted to $0.02, $0.02, $0.02 and $0.05 per common share, respectively.

The company has revised the capital allocation policy announced on July 22, 2015 as follows: DHT intends to return at least 60% of its ordinary net income (adjusted for extraordinary items) to shareholders as quarterly cash dividends.  Further, DHT intends to allocate surplus cash flow, after paying such quarterly cash dividends, to delever its balance sheet, to repurchase its own securities, or for general corporate purposes.  The extent and allocation will depend on market conditions and other corporate considerations.  DHT will apply its updated capital allocation policy starting with the first quarter of 2016.

The timing and amount of dividend payments will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.  As described above in reference to the capital allocation policy announced on July 22, 2015, our board of directors approved a dividend policy to pay stockholders of record an intended dividend of at least 60% of ordinary net income per share (adjusted for extraordinary items) commencing with the second quarter of 2015. The dividends paid related to the four quarters of 2015 amounted to $0.15, $0.15, $0.18 and $0.21 per share of common stock, respectively.

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

The following table lists the high and low sales prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:

December 31, 2011*	62.28	7.92
December 31, 2012*	18.36	3.54
December 31, 2013	6.95	3.99
December 31, 2014	8.57	5.20
December 31, 2015	9.31	6.05

Quarter ended:
March 31, 2014	8.57	6.60
June 30, 2014	8.10	6.73
September 30, 2014	7.44	6.01
December 31, 2014	7.44	5.20
March 31, 2015	9.31	6.38
June 30, 2015	8.56	6.88
September 30, 2015	8.99	6.05
December 31, 2015	8.52	7.01
March 31, 2016 (1)	8.06	4.88

Month ended:
August 31, 2015	8.01	6.05
September 30, 2015	8.19	6.93
October 31, 2015	8.52	7.46
November 30, 2015	8.13	7.01
December 31, 2015	8.24	7.50
January 31, 2016	8.06	5.15
February 29, 2016	6.07	4.88
March 31, 2016 (2)	6.43	5.55

*	Share prices adjusted to account for 12-for-1 reverse stock split that became effective after the close of trading on July 16, 2012.
(1)	For the period of January 1, 2016 through March 10, 2016.
(2)	For the period of March 1, 2016 through March 10, 2016.

5.	TYPE AND CLASS OF SECURITIES
Not applicable.

6.	LIMITATIONS OF SECURITIES
Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2015, we had outstanding 92,909,936 shares of common stock.  As of March 16, 2016, we had outstanding 93,725,892 shares of common stock and no shares of any class of preferred stock.  All of our shares of stock are in registered form, and as of December 31, 2015, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

In February 2016, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program has been authorized through February 2017 and may be suspended or discontinued at any time.  Any shares of DHT common stock acquired by DHT will be available for reissuance.

Description of Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.  Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we have issued or may issue in the future.

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

Our bylaws provide that no contract or transaction between us and a director, or one in which a director has a financial interest, is void or voidable solely for this reason, or solely because the director is present at or participates in a board of directors meeting or committee thereof which authorizes the contract or transaction, or solely because his or her vote is counted for such purpose, if:  (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors, (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

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

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans.  While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands	Delaware

Stockholder Meetings

Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

May be held in or outside of the Marshall Islands	May be held in or outside of Delaware

Notice:	Notice:

–> Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

–> Whenever stockholders are required to take action at a meeting, a written notice of the meeting shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

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

Marshall Islands	Delaware

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

Other than the Executive Officer Employment Agreements (identified below), our charters, our ship management agreements with Goodwood and V.Ships, our guarantees for certain of our subsidiaries, the RBS Credit Facility (as amended), the New Credit Agricole Credit Facility, the Nordea Credit Facility, the ABN AMRO Credit Facility, the Danish Ship Finance Credit Facility, the Nordea/DNB Credit Facility, the Share Purchase Agreement and the HHI Agreements, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK AND CONVERTIBLE SENIOR NOTES.

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2016, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and in accordance therewith will file reports and other information with the Securities and Exchange Commission.  Such reports and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at 100 F Street, N.E., Washington, D.C.  20549.  Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C.  20549 at prescribed rates.  The Securities and Exchange Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2015 by approximately $3.6 million based upon our debt level as of December 31, 2015 ($3.3 million in 2014).  We have only immaterial currency risk since all income and all vessel expenses are in US dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions.  We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions.  The majority of our cash is held by DNB, Nordea, HSBC, RBS and Credit Agricole.  Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2015 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our co-chief executive officers and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.   Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.  Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2015.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on pages F-2 and F-3.

D.	CHANGES IN INTERNAL CONTROL OVER REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table shows the fees for professional services provided by Deloitte AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2015 and 2014.

Fees	2015	2014
Audit Fees (1)	$555,393	$288,607
Audit-Related Fees (2)	56,900	424,627
Tax Fees	—	—
All Other Fees	—	—
Total	$612,293	$713,234

(1)
Audit fees for 2015 and 2014 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2015 and 2014, respectively.

(2)
Audit-related fees for 2015 consisted of $37,341 in respect of quarterly limited reviews and $19,559 related to other services. Audit-related fees for 2014 consisted of $70,690 in respect of quarterly limited reviews and $353,937 in respect of services rendered for preparation of registration statements, comfort letter, out-of-pocket expenses and other services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2015.

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

1.1
Amended and Restated Articles of Incorporation of DHT Holdings, Inc. (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

1.2
Amended and Restated Bylaws of DHT Holdings, Inc. (incorporated by reference to Exhibit 1.2 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

2.1
Form of Common Stock Certificate of DHT Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.1
The Royal Bank of Scotland plc Amended and Restated Credit Agreement (DHT Ann, DHT Cathy, DHT Chris, DHT Regal, DHT Sophie, DHT Target, DHT Trader) (incorporated by reference to Exhibit 4.1.5 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.2
DNB Bank ASA Credit Agreement (DHT Falcon, DHT Hawk) (incorporated by reference to Exhibit 4.1.6 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.3
Danish Ship Finance A/S Credit Agreement (Hull No. 2781) (incorporated by reference to Exhibit 4.1.7 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.4
DVB Bank SE, Nordea Bank Norge ASA, ABN AMRO Bank N.V. Credit Agreement (Hull No. 2748, Hull No. 2749, Hull No. 2750) (incorporated by reference to Exhibit 4.1.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.5
DNB Bank ASA, DVB Bank SE, Nordea Bank Norge ASA Credit Agreement (Samco China, Samco Europe, Samco Amazon, Samco Redwood, Samco Sundarbans, Samco Taiga, DHT Condor) (incorporated by reference to Exhibit 4.1.12 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.6
Nordea/DNB Credit Facility (DHT Leopard) (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).

4.1.7
New Credit Agricole Credit Facility (Samco Scandinavia and DHT Tiger) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).

4.2.1
Base Indenture between DHT Holdings, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2.1 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.2.2
First Supplemental Indenture to the Base Indenture between DHT Holdings, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2.2 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.3
Form of Ship Management Agreement (incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.4	Form of Shipbuilding Contract (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.5
Share Purchase Agreement between the Various Shareholders of Samco Shipholding Pte. Ltd. and DHT Holdings, Inc (incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.6
Employment Agreement of Eirik Ubøe with Tankers Services AS (former name of DHT Management AS) (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.7
Employment Agreement of Svein Moxnes Harfjeld with DHT Management AS (incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.8
Employment Agreement of Trygve P. Munthe with DHT Management AS (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.9
Indemnification Agreement of Eirik Ubøe by DHT Holdings, Inc. (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.10
2011 Incentive Compensation Plan (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.11
2012 Incentive Compensation Plan (incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.12
First Amendment to 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

4.13
2014 Incentive Compensation Plan (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2015, Commission File Number 001-32640).

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

DHT HOLDINGS, INC.

Date: March 21, 2016	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

Date: March 21, 2016	By:	/s/ Trygve P. Munthe
		Name:	Trygve P. Munthe
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, changes in stockholders’ equity and cash flow for each of the three years in the period ended December 31, 2015.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DHT Holdings, Inc. and subsidiaries as of December 31, 2015, and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte AS

Oslo, Norway
 March 16, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

We have audited the internal control over financial reporting of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 16, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte AS

Oslo, Norway
March 16, 2016

DHT Holdings, Inc.
Consolidated Statements of Financial Position as of December 31

(Dollars in thousands)	Note	2015	2014

ASSETS	Note

Current assets
Cash and cash equivalents	9,10	$166,775	$166,684
Accounts receivable and accrued revenues	9	40,093	28,708
Prepaid expenses		2,540	972
Bunkers, lube oils and consumables		8,844	15,906
Total current assets		$218,251	$212,271

Non-current assets
Vessels and time charter contracts	7	986,597	988,168
Advances for vessels under construction	7	215,401	174,496
Other property, plant and equipment		579	463
Investment in associate company	16	2,976	2,697
Total non-current assets		$1,205,553	$1,165,825

Total assets		$1,423,805	$1,378,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	8	13,935	29,999
Derivative financial liabilities	9	3,058	3,518
Current portion long term debt	9,10	32,267	31,961
Deferred shipping revenues	5	3,575	2,428
Total current liabilities		$52,835	$67,906

Non-current liabilities
Long term debt	9,10	630,201	629,320
Derivative financial liabilities	9	2,876	6,019
Total non-current liabilities		$633,077	$635,339

Total liabilities		$685,912	$703,245

Stockholders' equity
Stock	11	929	925
Additional paid-in capital		878,236	873,522
Accumulated deficit		(147,945)	(204,011)
Translation differences		(232)	(296)
Other reserves		6,904	4,712
Total stockholders equity		737,893	674,851

Total liabilities and stockholders' equity		$1,423,805	$1,378,095

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Income Statements

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands, except share and per share amounts)	Note	2015	2014	2013

Shipping revenues	5	$365,114	$150,789	$87,012

Operating expenses
Voyage expenses		(68,864)	(49,333)	(25,400)
Vessel operating expenses		(59,795)	(42,761)	(24,879)
Depreciation and amortization	7	(78,698)	(45,124)	(26,230)
Reversal of impairment charges/(impairment charges)	7	-	31,900	-
Profit/(loss), sale of vessel		(807)	-	(669)
General and administrative expense	12,13	(21,607)	(18,062)	(8,827)
Total operating expenses		$(229,771)	(123,381)	(86,005)

Operating income/(loss)		$135,343	27,408	1,007

Share of profit from associated companies	16	467	86	-
Interest income		141	409	182
Interest expense		(33,637)	(14,286)	(4,784)
Fair value gain on derivative financial liabilities		3,603	507	-
Other financial expenses		(487)	(1,150)	(325)
Profit/(loss) before tax		$105,430	12,973	(3,919)

Income tax expense	15	(128)	(86)	(207)
Profit/(loss) for the year		$105,302	$12,887	$(4,126)
Attributable to the owners of parent		$105,302	$12,887	$(4,126)

Basic net income/(loss) per share		$1.13	$0.18	$(0.24)
Diluted net income/(loss) per share		$1.04	$0.18	$(0.24)

Weighted average number of shares (basic)	6	92,793,154	73,147,668	17,541,310
Weighted average number of shares (diluted)	6	112,098,221	73,210,337	17,555,110

DHT Holdings, Inc.
Consolidated Statements of Comprehensive Income

Profit/(loss) for the year		$105,302	$12,887	$(4,126)
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation/(loss)	14	(41)	(204)	(113)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		64	(296)	-
Total comprehensive income/(loss) for the period		$105,325	12,387	(4,239)

Attributable to the owners of parent		$105,325	$12,387	$(4,239)
The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated statements of changes in stockholders’ equity

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Retained	Translation	Other	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves*	Equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	$(205,258)	$-	$-	$180,997
Loss for the year		-	-	-	-	-	-	(4,126)	-	-	(4,126)
Other comprehensive income		-	-	-	-	-	-	(113)	-	-	(113)
Total comprehensive income		-	-	-	-	-	-	(4,239)	-	-	(4,239)
Cash dividends declared and paid	11	-	-	-	-	-	-	(1,186)	-	-	(1,186)
Issue of stock**	11	13,400,000	134	61,293	97,579	1	44,634	-	-	-	106,062
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)	-	-	-	-
Compensation related to options and restricted stock	12	150,368	1	-	-	-	-	-	-	3,118	3,119
Balance at December 31, 2013		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$-	$3,118	$284,753

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Retained	Translation	Other	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves*	Equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$-	$3,118	$284,753
Profit for the year		-	-	-	-	-	-	12,887	-	-	12,887
Other comprehensive income		-	-	-	-	-	-	(204)	(296)	-	(500)
Total comprehensive income		-	-	-	-	-	-	12,683	(296)	-	12,387
Cash dividends declared and paid	11	-	-	-	-	-	-	(6,012)	-	-	(6,012)
Issue of stock**	11	53,376,923	534	359,806	-	-	-	-	-	-	360,340
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)	-	-	-	-
Convertible bonds		-	-	21,787	-	-	-	-	-	-	21,787
Compensation related to options and restricted stock	12	334,288	3	-	-	-	-	-	-	1,594	1,597
Balance at December 31, 2014		92,510,086	$925	$873,522	-	$-	$-	$(204,011)	$(296)	$4,712	$674,851
		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Retained	Translation	Other	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves*	Equity
Balance at January 1, 2015		92,510,086	$925	$873,522	-	$-	$-	$(204,011)	$(296)	$4,712	$674,851
Profit for the year		-	-	-	-	-	-	105,302	-	-	105,302
Other comprehensive income		-	-	-	-	-	-	(41)	64	-	23
Total comprehensive income		-	-	-	-	-	-	105,260	64	-	105,325
Cash dividends declared and paid	11	-	-	-	-	-	-	(49,194)	-	-	(49,194)
Compensation related to options and restricted stock	12	399,850	4	4,714	-	-	-	-	-	2,192	6,910
Balance at December 31, 2015		92,909,936	$929	$878,236	-	$-	$-	$(147,945)	$(232)	$6,904	$737,893

The footnotes are an integral part of these consolidated financial statements

*Other reserves are related to share-based payments.
**Transaction costs on stock issues The amount recognized as additional paid-in capital in 2014 and 2013, respectively, is after the deduction of share issue cost of $16,907 and $637, respectively.

DHT Holdings, Inc.
Consolidated statements of cash flow

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands)	Note	2015	2014	2013

Cash flows from operating activities:
Profit/(loss) for the year		$105,302	$12,887	$(4,126)
Items included in net income not affecting cash flows:
Depreciation and amortization	7	78,698	45,124	26,939
(Reversal of impairment charges)/impairment charges	7	-	(31,900)	-
Amortization of upfront fees		7,521	1,875
(Profit)/loss, sale of vessel		807	-	669
Fair value (gain)/loss on derivative financial liabilities	9	(3,603)	(507)	-
Compensation related to options and restricted stock	12	6,910	1,597	3,118
Share of profit in associated companies	16	(467)	(86)	-
Unrealized currency translation losses/(gains)		98	-	-
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	9	(11,385)	1,535	(3,075)
Prepaid expenses	9	(1,568)	(742)	255
Accounts payable and accrued expenses	8	(8,998)	7,577	(2,786)
Deferred shipping revenues	8	1,147	156	2,117
Bunkers, lube oils and consumables		7,062	(6,895)	791
Net cash provided by operating activities		$181,526	30,621	23,902

Cash flows from investing activities:
Investment in vessels	7	(1,987)	(157,387)	(2,112)
Investment in vessels under constuction	7	(142,560)	(137,401)	(37,095)
Proceeds from sale of vessels		26,500	-	22,233
Investment in subsidiary, net of cash acquired	3	(7,562)	(256,332)	-
Dividend received from associated company		120	107	-
Investment in property, plant and equipment		(419)	(333)	29
Net cash provided by/(used in) investing activities		$(125,907)	(551,347)	(16,945)

Cash flows from financing activities
Issuance of stock	11	-	360,340	106,063
Cash dividends paid	11	(49,194)	(6,012)	(1,186)
Issuance of long term debt	9,10	99,400	342,992	-
Issuance of convertible bonds	10	-	145,862	-
Repayment of long-term debt	9,10	(105,734)	(281,838)	(56,300)
Settlement of derivative financial liabilities	9	-	-	(772)
Net cash provided by/(used in) financing activities		$(55,528)	561,344	47,806

Net increase in cash and cash equivalents		91	40,619	54,763
Cash and cash equivalents at beginning of period		166,684	126,065	71,302
Cash and cash equivalents at end of period	9,10	$166,775	$166,684	$126,065

Specification of items included in operating activities:
Interest paid		26,505	9,907	3,954
Interest received		140	446	213

The footnotes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements for year ended December 31, 2015, 2014 and 2013

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

The Company has 29 material wholly-owned subsidiaries of which seventeen are Marshall Island companies, two are Hong Kong companies, seven are Cayman Islands companies, two are Singapore companies and one is a Norwegian company.  Nine of the Marshall Islands subsidiaries, the two Hong Kong subsidiaries and the seven Cayman Island subsidiaries are vessel owning companies (the “Vessel Subsidiaries”). The Marshall Island subsidiaries include five companies established for the ownership of the five newbuildings to be delivered in 2016. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2015 our fleet of eighteen owned vessels consisted of fifteen very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” one Suezmax tanker, which are tankers ranging in size from 130,000 to 170,000 dwt, and two Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 5,057,137 dwt.

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company (and its subsidiaries).  Unless otherwise specified, all subsequent references to the “Company” refer to DHT and its subsidiaries. Control is achieved where the Company has power over the investee, is exposed or has the rights to variable returns from its investment with an entity and has the ability to affect those returns through its power over the entity.

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

Acquisitions made by the Company which do not qualify as a business combination under IFRS 3, “Business Combinations”, are accounted for as asset acquisitions.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

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

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents.  Cash and cash equivalents are recorded at their nominal amount on the statement of financial position.

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

Vessels under construction - pre-delivery installments

The initial pre-delivery installments made for vessels ordered in 2014 and 2013 have been recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets. No vessels were ordered in 2015.  Vessels under construction are presented at cost less identified impairment losses, if any. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Docking and survey expenditure

The Company’s vessels are required to be drydocked every 30 to 60 months. The Company capitalizes drydocking costs as part of the relevant vessel and depreciates those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The residual value of such capital expenses is estimated at nil. Drydock costs include a variety of costs incurred  during  the drydock project, including expenses related to the drydock preparations, tank cleaning, gas freeing and re-inerting, purchase of spare parts, stores and services, port expenses at the drydock location, general shipyard expenses, expenses related to hull and outfitting, external surfaces and decks, cargo- and ballast tanks, engines, cargo systems, machinery, equipment and safety equipment on board the vessel as well as classification, Condition Assessment Programme (“CAP”) surveys and regulatory requirements. Costs related to ordinary maintenance performed during drydocking are charged to the income statement as part of vessel operating expenses for the period which they are incurred.

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable.  An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (“CGU”) fair value less cost of disposal based on third-party broker valuations and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. The Company views each vessel as a separate CGU.   Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  Such impairment is recognized in the income statement.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company assesses at each reporting date if there is any indication that an impairment recognized in prior period may no longer exist or may have decreased.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined, had no impairment loss been recognized in prior years.  Such reversals are recognized in the income statement.

Property, plant and equipment other than vessels

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment charges.  Depreciations are calculated on a straight line basis over the assets expected useful life and adjusted for any impairment charges.  Expected useful life is 5 years for furniture and fixtures and 3 years for computer equipment and software.  Expected useful lives of long-lived assets are reviewed annually.  Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.  Major assets with different expected useful lives are reported as separate components.  Property, plant and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.  The difference between the assets carrying amount and its recoverable amount is recognized in the income statement as impairment.  Property, plant and equipment that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized on a straight line basis over the rental periods of such charters.  Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term.

For vessels operating in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula.  The formula used to allocate net revenues to pool participants is done on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities. Revenues generated from pools are recorded based on the net method.

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

Voyage expenses are expenses incurred due to a vessel travelling to a destination.  For example, port charges are expensed ratably over the estimated length of each voyage over the period from last discharge of cargo to the next estimated discharge of the current cargo. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on an annual basis from a method of recognizing such costs as incurred.  Bunkers’ expenses are expensed as incurred, based on remaining bunkers on board reported from the Master using the FIFO method.

Charter hire expense is expensed as incurred based on the charter rate stipulated in the charter agreement.

Vessel expenses are expensed when incurred and include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

The Company has entered into a time charter where the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charter.  Additional hire, if any, is calculated and paid semi-annually in arrears and recognized as revenue in six-month period in which it was earned.

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

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each reporting date.  The resulting gain and loss is recognized in profit or loss immediately.

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

Derecognition of financial assets and financial liabilities

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire or when it transfers the financial asset and substantially all risks and reward of ownership of the asset to another entity.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expire.

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar. This is because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in U.S. dollars, and the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in U.S. dollars. For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into U.S. dollar using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the date of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification in the Statement of Financial Position

Current assets and current liabilities include items due less than one year from the reporting date, and items related to the operating cycle, if longer, and those primarily held for trading.  The current portion of long-term debt is included as current liabilities.  Other assets than those described above are classified as non-current assets.

Where the Company holds a derivative as an economic hedge (even if hedge accounting is not applied) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current).

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

The Norwegian management company is subject to taxation in Norway and the subsidiary in Singapore, Samco  Shipholding Pte. Ltd., is organized in compliance with the Singaporean shipping tax regime (AIS). The AIS entails no tax on operating profits from the shipping activity.

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

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock and stock options that are subject to vesting conditions.  Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest.

Pension

For defined benefit retirement plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period.  Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which it occurs. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any economic benefit available in the form of refunds from the plans or reductions in future contributions to the plans.

Segment information

The Company has only one operating segment, and consequently does not provide segment information, except for the entity-wide disclosures required.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Areas where significant estimates have been applied are:

●
Depreciation: As described above, the Company reviews estimated useful lives and residual values each year. Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development, and competition as well as industry, environmental and legal requirements. In addition residual value may vary due to changes in market prices on scrap.

●
Drydock period: The drydock period impacts the depreciation rate applied to capitalized survey cost. The vessels are required by their respective classification societies to go through a dry dock at regular intervals. In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2½ years.

●
Stock based compensation: Expenditures related to certain stock based compensation grants prior to 2015 were calculated using either a Monte Carlo simulation model or an option pricing model which includes various assumptions including strike price, vesting period, risk free rate and volatility.

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

(a)	Commercial Pools

A commercial pool is a joint marketing office through which several shipowners market their ships.  Each participating ship provides the commercial pool with its relative share of required working capital.  The contractual relationship between a commercial pool and each participating ship is structured as a time charter whereby the daily rate earned for the ship is based on actual earnings on a net revenue basis.  Net revenues are gross freight less voyage related expenses shared amongst all the participating ships in accordance with a pool point formula and administrative fees for the commercial pool.  The commercial pool is booking cargo, collecting gross freight, and paying voyage related expenses such as but not limited to bunkers, port charges and broker commissions.  The net revenues are distributed to each participating ship at irregular intervals in accordance with the pool point formula when funds are deemed available for distribution by the commercial pool. The Company has considered it appropriate to present this type of arrangement on a net basis in the income statement.

(b)	Impairment

Each of the Company’s vessels has been treated as a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.

Judgment has been applied in connection with the assessment of indicators of impairment or reversal of prior impairment.

Changes in accounting policy and disclosure

(a) New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2015. The adoption did not have any material effect on the financial statements.

●
Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify the accounting treatment for contributions from employees or third parties to a defined benefit plan. According to the amendments, discretionary contributions made by employees or third parties reduce service cost upon payment of these contributions to the plan. When the formal terms of the plan specify contributions from employees or third parties, the accounting depends on whether the contributions are linked to service.

●
Annual Improvements project to IFRSs 2010-2012 Cycle

The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards. This annual improvement includes the following standards and topics:

●
The amendments to IFRS 2 (i) change the definition of “vesting condition” and “market condition”; and (ii) add definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after 1 July 2014.

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

●
The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operation segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have “similar economic characteristics”; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided by the chief operating decision-maker.

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

●	Annual Improvements project to IFRSs 2011-2013 Cycle

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

●	The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required.

●	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify the accounting treatment for contributions from employees or third parties to a defined benefit plan. According to the amendments, discretionary contributions made by employees or third parties reduce service cost upon payment of these contributions to the plan. When the formal terms of the plan specify contributions from employees or third parties, the accounting depends on whether the contributions are linked to service.

●	Annual Improvements project to IFRSs 2010-2012 Cycle.

The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards. This annual improvement includes the following standards and topics:

●
The amendments to IFRS 2 (i) change the definition of “vesting condition” and “market condition”; and (ii) add definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after 1 July 2014.

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

●
The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operation segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have “similar economic characteristics”; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided by the chief operating decision-maker.

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

(b) New and revised IFRSs that are not mandatorily effective (but allow early application) for the year ended December 31, 2015.

It is currently assessed that none of the standards, amendments and interpretation to existing standards will have material impact on the financial statements as the currently is presented, however, they may have impact in the future. The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments
IFRS 14	Regulatory Deferral Accounts
IFRS 15 IFRS 16	Revenue from Contracts with Customers Leases
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations

Amendments to IAS 1	Disclosure initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 27	Equity Method in Separate Financial Statements
Amendments to IFRS 10 and IAS 28	Sale of Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities	Applying the Consolidation Exception
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle

●	IFRS 9 Financial Instruments

In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9, which contains the requirements for (a) the classification and measurement of financial assets and liabilities, (b) impairment methodology, and (c) general hedge accounting. IFRS will supersede IAS 39 Financial Instruments: Recognition and Measurement upon its effective date.

Classification and measurement of financial assets and financial liabilities
With respect to the classification and measurement, the number of categories of financial assets under IFRS 9 has been reduced; all recognized financial assets that are currently within the scope of IAS 39 will be subsequently measured at either amortized cost or fair value under IFRS 9.

IFRS 9 also contains requirements of the classification and measurement of financial liabilities and de-recognition requirements. One major change from IAS 39 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under IFRS 9, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in profit or loss.

Impairment methodology
The impairment model under IFRS 9 reflects expected credit losses, as opposed to incurred credit losses under IAS 39. Under the impairment approach in IFRS 9, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

Hedge accounting
The general hedge accounting requirements of IFRS 9 retain three types of hedge accounting mechanisms in IAS 39. The types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting has been broadening. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

Transitional provisions
IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. If an entity elects to apply IFRS 9 early, it must apply all of the requirements in IFRS 9 at the same time, except for those relating to:

(1)
The presentation of fair value gains and losses attributable to changes in the credit risk of financial liabilities designated as at FVTPL, the requirements for which an entity may early apply without applying the other requirements in IFRS 9

(2)	Hedge accounting, for which an entity may choose to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

IFRS 9 contains specific transitional provisions for (i) classification and measurement of financial assets, (ii) impairment of financial assets and (iii) hedge accounting.

●	IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligation in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performed obligation in the contract
Step 5: Recognize the revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Extensive disclosures are required by the new standard.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted.

●	IFRS 16 Leases

In January 2016, IFRS 16 was issued and applies to annual reporting periods beginning on or after January 1, 2019. The new Standard provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretative guidance.

IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer.

The standard removes the distinction between operating and finance leases and IFRS 16 requiring lessees to recognize assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

Earlier application of IFRS 16 is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date if initial application of this standard.

●	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance in how to account for the acquisition of an interest in a joint operation in which the activities constitute a business as defined in IFRS 3 Business Combinations.

●	Amendment to IAS 1 Disclosure Initiative

The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports. An entity should not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016 with earlier application permitted. Application of the amendments need not be disclosed.

●	Amendment to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset.

●	Amendment to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

IASB has deferred indefinitely the effective date of amendments to IFRS 10 and IAS 28 regarding how to recognize gains and losses when selling or transferring assets to associates and joint ventures. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments may impact the financial statements for future periods.

Note 3 – Business Combinations

Samco Shipholding Pte. Ltd. – Singapore
On September 16, 2014, DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd., a private company incorporated under the laws of the Republic of Singapore, for an estimated purchase price of $325,158 of which $317,005 was paid as initial consideration. DHT used the net proceeds of its registered direct offering of shares of common stock and concurrent private placement of convertible senior unsecured notes due 2019 completed September 2014, plus cash on hand, to fund the acquisition.

Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore.

No goodwill has been identified in the transaction.

During first quarter of 2015 the final purchase price of $324,567 was agreed and the final consideration of $7,562 was paid in April 2015.

The transaction included a total of $60,673 in cash from Samco.

Net cash outflow of acquisition of subsidiary
Initial consideration paid in cash	317,005
Less: cash and cash equivalent balances acquired	(60,673)
Final consideration paid in cash	7,562
Net cash outflow as per December 31, 2015	263,894

Total consideration	324,567
Additional cash consideration	-

Transaction expenses
Fees booked against G&A	$2,446
Fees booked against Equity offering	6,107
Fees booked against Convertible Bond	4,138
Fees booked against loans (Samco refinancing)	560
Total	13,251

The purchase price allocation was performed with assistance from third party valuation experts.  The fair values of the identifiable assets and liabilities of the business as of the date of the acquisition were as follows:

Fair value of the net assets and liabilities acquired (Purchase price allocation):

	Preliminary	Final
(Dollars in thousands)	fair values as of	fair values as of
	acquisition date	acquisition date
Assets
Vessels and time charter contracts	580,733	580,733
Property, plant and equipment	18	18
Associated company	2,764	2,764
Accounts receivables	13,349	12,846
Inventories	6,186	6,186
Cash and cash equivalents	60,673	60,673
Total assets	663,723	663,220

Liabilities and equity
Total shareholders’ equity	325,158	324,567
Long-term liabilities, interest-bearing	276,268	276,268
Current liabilities, interest-bearing	51,587	51,587
Accounts payable	10,710	10,798
Total liabilities and equity	663,723	663,220

Note 4 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2015, the Company had 18 vessels in operation of which nine were on fixed rate time charters and nine were vessels operating in the spot market.

For the period from January 1, 2015 to December 31, 2015, five customers represented $83,929, $39,224, $30,745, $30,582 and $25,916, respectively, of the Company’s revenues. For the period from January 1, 2014 to December 31, 2014, five customers represented $22,200, $14,200, $13,900, $12,900 and $12,600, respectively, of the Company’s revenues.  For the period from January 1, 2013 to December 31, 2013, three customers represented $7,600, $6,100 and $5,500, respectively, of the Company’s revenues, not including the $15,400 in payment from Citigroup related to final settlement of the sale of the OSG claim.

Note 5 - Charter arrangements

The below table details the Company’s shipping revenues:

	2015	2014	2013
Time charter revenues	$122,882	$67,309	$20,526
Bareboat charter revenues	-	-	357
Voyage charter revenues	241,679	76,267	40,579
Pool revenues	-	4,294	8,576
Other shipping revenues	553	2,919	16,974
Shipping revenues	$365,114	$150,789	$87,012

Other shipping revenues include the total payments of $1,500 and $15,364 received from Citigroup related to the claims against OSG in 2014 and 2013, respectively.

The following summarizes the Company’s vessel employment as of December 31, 2015:

Vessel	Type of Employment	Expiry
VLCC
DHT Ann	Spot
DHT Chris	Time Charter	Q1 2016
DHT Condor	Spot
DHT Eagle	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Phoenix	Spot
Samco Amazon	Time Charter	Q2 2016
Samco China	Time Charter	Q2 2021
Samco Europe	Time Charter	Q1 2017
Samco Redwood	Time Charter	Q1 2018
Samco Scandinavia	Spot
Samco Sundarbans	Spot
Samco Taiga	Time Charter	Q4 2017
Suezmax
DHT Target	Time Charter	Q1 2016
Aframax
DHT Cathy	Time Charter	Q2 2017
DHT Sophie	Time Charter	Q2 2017

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

Time charter with Frontline Ltd.:

The DHT Eagle was on time charter to a subsidiary of Frontline which commenced in May 2011 and expired in May 2013. The charter rate at commencement of the charter was $32,500 per day less commission payable monthly in advance.  In December 2011, the charter was amended whereby the charter hire payable monthly shall be $26,000 per day for the remaining period of the charter commencing January 1, 2012. The difference of $6,500 per day was paid in arrears with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period in the second quarter of 2013.

Tankers International Pool

One vessel was operated in the Tankers International Pool for the first seven months of 2014. In pools, revenues allocated to the DHT vessels are based on the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities. No vessels operated in the pool during 2015.

Future charter payments:

The future revenues expected to be received from the fixed rate time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

Year	Amount
2016	91,303
2017	49,232
2018	18,851
2019	14,791
2020	14,772
Thereafter	7,417
Net charter payments:	$196,366

Future charter payments do not include the one year time charter entered into for the Samco Europe in January 2016.  Also, any extension periods unless already exercised as of December 31, 2015 are not included. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred Shipping Revenues:

This relates to next month charter hire payment paid in advance, amounting to $3,575 as of December 31, 2015, $2,428 as of December 31, 2014 and $2,271 as of December 31, 2013, respectively.

Concentration of risk:

As of December 31, 2015, nine of the Company’s eighteen vessels were chartered to four different counterparties and nine vessels were operated in the spot market. As of December 31, 2014, eight of the Company’s eighteen vessels were chartered to five different counterparties and ten vessels were operated in the spot market. The Company believes that the concentration of risk is limited and can be adequately monitored.

Note 6 - Earnings per share (“EPS”)

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and assumes all Series B Participating Preferred shares issued on November 29, 2013 had been exchanged for common stock as of December 31, 2013. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method.  The components of the calculation of basic EPS and diluted EPS are as follows:

	2015	2014	2013
Profit/(loss) for the period used for calculation of EPS - basic	$105,302	$12,887	$(4,126)
Interest and amortization on the convertible notes	$11,340	$-	$-
Profit/(loss) for the period used for calculation of EPS - dilutive	$116,641	$12,887	$(4,126)

Basic earnings per share:
Weighted average shares outstanding - basic	92,793,154	73,147,668	17,541,310

Diluted earnings per share:
Weighted average shares outstanding - basic	92,793,154	73,147,668	17,541,310
Dilutive equity awards	92,827	62,669	13,800
Dilutive shares related to convertible notes	19,212,240
Weighted average shares outstanding - dilutive	112,098,221	73,210,337	17,555,110

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

Subsidiaries

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	DHT Chris	309,285	Hong Kong	2001
Ann Tanker Corporation	DHT Ann	309,327	Hong Kong	2001
Newcastle Tanker Corporation	DHT Target	164,626	Marshall Islands	2001
London Tanker Corporation	DHT Trader*	152,923	Marshall Islands	2000
Cathy Tanker Corporation	DHT Cathy	115,000	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie	115,000	Marshall Islands	2003
DHT Phoenix, Inc.	DHT Phoenix	307,151	Hong Kong	1999
DHT Eagle, Inc.	DHT Eagle	309,064	Hong Kong	2002
DHT Falcon Limited	DHT Falcon	298,971	Hong Kong	2006
DHT Hawk Limited	DHT Hawk	298,923	Hong Kong	2007
DHT Condor, Inc.	DHT Condor	320,050	Hong Kong	2004
DHT Jaguar Limited	DHT Jaguar	299,900	Hong Kong	2015
DHT Leopard Limited	DHT Leopard**	299,900	Hong Kong	2016
Samco Gamma Ltd	Samco Scandinavia	317,826	Marshall Islands	2006
Samco Delta Ltd	Samco Europe	317,260	RIF	2007
Samco Epsilon Ltd	Samco China	317,794	RIF	2007
Samco Eta Ltd	Samco Amazon	314,240	RIF	2011
Samco Kappa Ltd	Samco Redwood	314,240	RIF	2011
Samco Theta Ltd	Samco Sundarbans	314,240	Marshall Islands	2012
Samco Iota Ltd	Samco Taiga	314,240	Hong Kong	2012

*The DHT Trader was sold in December 2015, resulting in a total loss of $807.
**The DHT Leopard was delivered from HHI on January 4, 2016.

Subsidiaries dissolved during 2013
Regal Unity Tanker Corporation	DHT Regal*	309.966	Marshall Islands	1997

*The DHT Regal was sold during 2013 resulting in a total loss of $669. The vessel subsidiary Regal Unity Tanker Corporation was dissolved in 2013.

Vessels and time charter contracts

(Dollars in thousands)	Vessels	Drydock	Time charter contracts	Total
Cost
As of January 1, 2015	1,268,896	24,338	10,680	1,303,915
Additions	100,197	3,545	-	103,742
Disposals	(56,730)	(8,367)	(980)	(66,077)
As of December 31, 2015	1,312,363	19,516	9,700	1,341,581

Accumulated depreciation and impairment
As of January 1, 2015	(306,457)	(7,663)	(1,627)	(315,746)
Charge for the period	(68,587)	(6,388)	(3,471)	(78,448)
Disposals	31,641	6,588	980	39,209
As of December 31, 2015	(343,403)	(7,462)	(4,118)	(354,985)

Net book value
As of December 31, 2015	968,962	12,053	5,582	986,597

Cost
As of January 1, 2014	557,358	8,454	-	565,812
Additions	146,653	10,734	-	157,387
Acquisitions through business combinations	564,886	5,150	10,680	580,716
Disposals	-	-	-	-
As of December 31, 2014	1,268,896	24,338	10,680	1,303,915

Accumulated depreciation and impairment
As of January 1, 2014	(298,797)	(3,874)	-	(302,670)
Charge for the period	(39,560)	(3,789)	(1,627)	(44,976)
Reversal of impairment	31,900	-		31,900
Disposals	-	-	-	-
As of December 31, 2014	(306,457)	(7,663)	(1,627)	(315,746)

Net book value
As of December 31, 2014	962,439	16,675	9,053	988,168

Vessels under construction

Cost
As of January 1, 2015	174,496	-	-	174,496
Additions	143,056	-	-	143,056
Transferred to vessels	(102,151)	-	-	(102,151)
As of December 31, 2015	215,401	-	-	215,401

Cost
As of January 1, 2014	37,095	-	-	37,095
Additions	137,401	-	-	137,401
As of December 31, 2014	174,496	-	-	174,496

Vessels under construction:

We had five VLCCs under construction with Hyundai Heavy Industries Co., Ltd. (“HHI”), as of December 31, 2015, for an aggregate purchase price of $474.3 million, of which $208.1 million was paid as of that date. The remaining predelivery payments totaling $28.3 million are due in 2016. The final payments at delivery of the vessels totaling $237.9 million are due in 2016 are planned to be funded with debt financing which has been secured. The initial pre-delivery installments made for the vessels ordered in 2013 and 2014 have been recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs incurred during the construction period. In 2015 and in 2014 we capitalized $2,495 and $3,252, respectively, in borrowing costs related to the vessels under construction.  In addition to installments and borrowing costs, $1,525 is capitalized as other vessel costs related to the construction period.  The amount does not include start-up cost.

Depreciation:

We have assumed an estimated useful life of 20 years for our vessels. Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is $300 per ton, unchanged from 2014. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.

Impairment:

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.  Each of the Company’s vessels have been viewed as a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective.

In 2015, we did not perform an impairment test because we concluded that there were no indicators of impairment or reversal of prior impairment.  The key factors evaluated included the development in estimated values for our tankers, market conditions (including time charter rates for tankers), our estimated cost of capital (WACC) and the carrying amount of our net assets compared to our market capitalization as of December 31, 2015.

In 2014, the impairment tests performed did not result in any impairment charge. However, with respect to the six vessels with prior recorded impairment charges we recorded a reversal of prior impairment charges totaling $31,900. The impairment test as of December 31, 2014 was performed using an estimated WACC of 7.87% (2013: 8.83%). As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The rates used for the impairment testing are as follows:  (a) the estimated current one-year time charter rate for the first three years and (b) the 10-year historical average one-year time charter rate thereafter with both (a) and (b) reduced by 20% for vessels above the age of 15 years.  The time charter equivalent rates used for the impairment test as of December 31, 2014 for the first three years were $38,000 per day, $32,000 per day and $23,000 per day (being the current one-year time charter rate estimated by brokers), for VLCC, Suezmax and Aframax, respectively, and reduced by 20% for vessels above the age of 15 years. Thereafter the time charter equivalent rates used were $41,842 per day, $31,299 per day and $23,598 per day (being the 10-year historical average one-year time charter rate), for VLCC, Suezmax and Aframax, respectively and reduced by 20% for vessels above the age of 15 years. For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the reversal of prior impairment charges as of December 31, 2014 would have been $30,000 and we would have recorded an impairment charge related to some of our vessels of $12,700 as of December 31, 2014.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the reversal of prior impairment charges would have been $14,400 and we would have recorded an impairment charge related to some of our vessels totaling $12,600. Also, had we used the one-, three-, five-, and ten-year historical average for the one-year time charter rates for the expected life of the vessels reduced by 20% (those vessels being above the age of 15 years), the reversal of prior impairment charges as of December 31, 2014 would have been $7,500, $7,500, $7,500 and $30,700, respectively and the impairment charge would have been $24,700, $25,200, $28,200 and $0, respectively.

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

Intangible assets:

Time charter contracts:
		Carrying amount
	Expected useful life	2014	2015
Samco Amazon charter	Finite	283	-
Samco Redwood charter	Finite	-	-
Samco Sundarbans charter	Finite	1,374	240
Samco China charter	Finite	6,318	5,342
Samco Taiga charter	Finite	1,078	-
Total		9,053	5,582

Intangible assets with a finite expected useful life are as a general rule amortized on a straight line basis over the expected useful life. The amortization period of the intangible assets are from 0.3 years to 5.75 years.  Time charter contracts are presented on the same line as vessels in the statement of financial position.

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

Note 8 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2015	2014
Accounts payable	$1,888	$3,636
Accrued interest	3,192	4,239
Accrued voyage expenses	1,207	5,507
Accrued employee compensation	5,340	5,467
Payable, acquisition of company	-	8,153
Other	2,309	2,997
Total accounts payable and accrued expenses	$13,935	$29,999

Note 9 - Financial instruments

(Dollars in thousands)

Classes of financial instruments

	Carrying amount
Financial assets	2015	2014
Cash and cash equivalents*	166,775	166,684
Trade and other receivables	40,093	28,708
Total	$206,868	$195,392
* Cash and cash equivalents include $50,830 in restricted cash in 2015 and $243 in 2014, including employee withholding tax.Cash balance as of December 31, 2015 also includes $50.6 million relating to the financing of DHT Leopard which was drawn on the Nordea/DNB credit facility on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.

Financial liabilities	2015	2014
Accounts payables and accrued expenses	$13,935	$29,999
Derivative financial liabilities, current	3,058	3,518
Current portion long term debt	32,267	31,961
Long term interest bearing debt	630,201	629,320
Derivative financial liabilities, non-current	2,876	6,019
Total financial liabilities	$682,337	$700,817

Categories of financial instruments

	Carrying amount
Financial assets	2015	2014
Cash and cash equivalents	166,775	166,684
Loans and receivables	40,093	28,708
Total	$206,868	$195,392

Financial liabilities	2015	2014
Fair value through profit or loss	$5,934	$9,537
Financial liabilities at amortized cost	676,403	691,280
Total	682,337	700,817

Fair value of financial instruments

It is assumed that fair value of financial instruments is equal to the nominal amount for all financial assets and liabilities except with regards to the RBS Credit Facility. With regards to trade receivables the credit risk is not viewed as significant. The long term debt under the DHT Falcon and DHT Hawk Credit Facility, the New Credit Agricole Credit Facility, the Nordea Credit Facility, the Danish Ship Finance Credit Facility and the Nordea/DNB Credit Facility is floating rate debt with terms and conditions considered to be according to market terms and no material change in credit risk, consequently it is assumed that carrying value has no material deviation from fair value. With regards to the RBS Credit Facility the notional value of the loan was $80,500 as of December 31, 2015 and $113,275 as of December 31, 2014 and the margin above LIBOR payable on the RBS Credit Facility was 1.75%.   Assuming a margin above LIBOR of 3.25% for the remaining life of the RBS Credit Facility, we have estimated the fair market value of the loan to be $79,271 as of December 31, 2015 and $109,032 as of December 31, 2014.  The fair value of this financial liability is considered level 2 category. The fair value has been determined in accordance with a generally accepted pricing model based on a discounted cash flow analysis, with the most significant input being the interest rate that reflects the current LIBOR market rate interest rate.

Measurement of fair value

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.  Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivatives - interest rate swaps

		Notional amount		Fair value
	Expires	2015	2014	2015	2014
Swap pays 4.31%, receive floating	May 11, 2015	$-	$23,942	$-	$345
Swap pays 2.43%, receive floating	Nov. 25, 2016	44,917	49,000	646	1,403
Swap pays 2.7775%, receive floating	Jun. 16, 2017	23,479	25,521	1,081	1,006
Swap pays 3.0275%, receive floating	Oct. 24, 2017	24,500	26,542	1,255	1,247
Swap pays 3.315%, receive floating	Jun. 29, 2018	23,479	25,521	586	1,533
Swap pays 3.565%, receive floating	Jun. 29, 2018	24,500	26,542	798	1,782
Swap pays 2.865%, receive floating	Jun. 29, 2018	43,896	47,979	1,567	2,220
Total carrying amount		$184,771	$225,047	$5,934	$9,537

Interest bearing debt

		Remaining	Carrying amount
	Interest	notional	2015	2014
RBS Credit Facility	LIBOR + 1.75%	80,500	80,500	113,275
DHT Phoenix Credit Facility	LIBOR + 2.75%	-	-	18,278
DHT Eagle Credit Facility	LIBOR + 2.50%	-	-	24,654
DHT Hawk/Falcon Credit Facility	LIBOR + 2.50%	42,000	41,017	44,677
Nordea Credit Facility	LIBOR + 2.50%	281,551	276,730	295,725
New Credit Agricole Credit Facility	LIBOR + 2.19%	36,490	36,082	40,064
Danish Ship Finance Credit Facility	LIBOR + 2.25%	49,400	48,960	-
Nordea/DNB Credit Facility	LIBOR + 2.25%	50,000	50,000	-
Convertible Senior Notes	4.50%	150,000	129,179	124,609
Total carrying amount		689,941	662,468	661,281

Interest on all our credit facilities is payable quarterly in arrears except the Danish Ship Finance Credit Facility and the Convertible Notes which have interest payable semi-annual in arrears.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2015, the Company had seven interest rate swaps with a total aggregate notional amount of $184,771 as discussed in Note 9.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long term debt. For floating rate long term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2015: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2015 would decrease/increase by $1,824.
●	other comprehensive income would not be affected.

2014: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2014 would decrease/increase by $1,631.
●	other comprehensive income would not be affected.

2013: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2013 would decrease/increase by $782.
●	other comprehensive income would not be affected.

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has only immaterial currency risk since all revenue and major expenses, including all vessel expenses and financial expenses are in US dollar. Consequently, no sensitivity analysis is prepared.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Credit risks related to receivables: During 2015, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties.  As of December 31, 2015, nine of the Company’s eighteen vessels are chartered to four different counterparties and nine vessels are operated in the spot market. During 2014, the Company’s vessels were either trading in the spot market, on short to medium term time charters to different counterparties or being operated in Tankers International Pool. As of December 31, 2014, eight of the Company’s eighteen vessels are chartered to five different counterparties and ten vessels are operated in the spot market. See Note 5 for further details on employment of the Company’s vessels. Time charter hire is paid to DHT monthly in advance.

During 2013, the Company’s vessels were either trading in the spot market, on short to medium term time charters to different counterparties or being operated in Tankers International Pool. As of December 31, 2013, six of the Company’s eight vessels were chartered to five different counterparties, one vessel was operated in the spot market and one vessel was operated in the Tankers International Pool. The Tankers International Pool distributes cash on an ongoing basis.

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of the cash in five financial institutions, namely, DNB, Nordea, HSBC, Credit Agricole and RBS.  As of December 31, 2015, five customers represented $83,929, $39,224, $30,745, $30,582 and 25,916, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2015	2014
Cash and cash equivalents	$166,775	$166,684
Accounts receivables	40,093	28,708
Maximum credit exposure	$206,868	$195,392

Liquidity risk

The Company manages its risk of a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire, voyage revenues and vessel operating expenses.  Certain of our credit agreements contain financial covenants requiring that at all times the borrowings under the credit facilities plus the actual or notional cost of terminating any of their interest rates swaps not exceed a certain percentage of the charter-free market value of the vessels that secure each of the credit facilities. Vessel values are volatile and in order to stay in compliance with these covenants we made total prepayments of $9,000 in the first quarter of 2013 under the RBS Credit Facility.  Decline in vessels values could result in further prepayments under the Company’s credit facilities.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2015 (and spot rate at December 31, 2014 for comparatives) is used as a basis for preparation.

As of December 31, 2015
(Dollars in thousands)		2 to 5	More than
	1 year	years	5 years	Total
Interest bearing loans	$56,195	$693,799	$14,306	$764,300
Interest rate swaps	4,063	3,687	-	7,750
Total	$60,258	$697,486	$14,306	$772,050

As of December 31, 2014
(Dollars in thousands)		2 to 5	More than
	1 year	years	5 years	Total
Interest bearing loans	$53,780	$720,108	$-	$773,889
Interest rate swaps	5,520	8,905	-	14,424
Total	$59,300	$729,013	$-	$788,313

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

RBS Credit Facility

We entered into the RBS Credit Facility in October 2005.  The RBS Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the credit facility, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances and a first priority pledge of all the issued shares of the borrower. The RBS Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person. The RBS Credit Facility also provides that DHT Maritime, Inc. may not pay dividends to its parent DHT (1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, (2) there is a continuing default under the credit facility or (3) the payment of the dividend would result in a default or breach of a loan covenant.  In April 2013, we entered into an agreement to amend and restate the RBS Credit Facility whereby, upon satisfaction of certain conditions, including (i) the prepayment of $25,000, (ii) the payment of an amendment fee and (iii) the provision of an unconditional guarantee by DHT on the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility removed, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility be no less than 120% of their borrowings under the credit facility.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility will bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the first quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis) towards prepayment of the loan, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7,500 for each such quarter.  Under the terms of the guarantee, DHT covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20,000 and that DHT will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.  DHT’s ability to pay dividends is not restricted by the financial covenants stipulated in the RBS Credit Facility.

Prior to the amendment in April 2013 the RBS Credit Facility contained a financial covenant requiring that at all times charter-free market value of the vessels that secured the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters. In 2012, DHT Maritime made prepayments totaling $37,100 under the RBS Credit Facility and made a further prepayment of $9,000 in the first quarter of 2013 in order to remain in compliance with the 120% minimum value covenant. In connection with the sale of one vessel in the second quarter of 2013 and two vessels in the second quarter of 2012, we made total payments under the RBS Credit Facility of $22,300 and $17,300, respectively.  In June and October 2015, we repaid $2.9 million and $3.9 million, respectively, being the proportionate amount of the outstanding loan under the RBS Credit Facility in connection with voluntary prepayment under two of our subsidiaries’ indebtedness.  In connection with the sale of the DHT Trader in December 2015, we repaid $26,000.

The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility

The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility with DVB and DNB, respectively, are secured by, among other things, a first priority mortgage on the DHT Phoenix and DHT Eagle, respectively, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances, a first priority pledge of all the issued shares of the borrower and a guarantee and indemnity granted by DHT. The credit facilities contain covenants that inter alia prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person.

The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility also contain a covenant requiring that at all times the charter-free market value of the vessel that secures the borrowers’ obligations under the credit facility be no less than 130% of the borrowings under the credit facility.

The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility are guaranteed by DHT and DHT covenants that, throughout the term of the DHT Phoenix Credit Facility and the DHT Eagle Credit Facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20,000, value adjusted tangible net worth of at least $100,000 and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility were prepaid in full in June and October 2015, respectively.

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

The DHT Falcon and DHT Hawk Credit Facility is guaranteed by DHT and DHT covenants that, throughout the term of the DHT Falcon and DHT Hawk Credit Facility, DHT on a consolidated basis shall maintain a value adjusted tangible net worth of $150,000, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The DHT Falcon and Hawk Credit Facility was prepaid in full in February 2016.

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

On June 22, 2015, we entered into the New Credit Agricole Credit Facility with Credit Agricole to refinance the outstanding amount under the Credit Agricole Credit Facility that financed the Samco Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”).  The New Credit Agricole Credit Facility is between and among Credit Agricole, as lender, the Credit Agricole Borrowers, and us, as guarantor. Samco Gamma Ltd. was permitted to borrow the full amount of Tranche A and DHT Tiger Limited will be permitted to borrow the full amount of Tranche B.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%. Tranche A is repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023. Tranche B is repayable in 29 quarterly installments of $0.7 million from December 2016 to December 2023 and a final payment of $29.9 million in December 2023. The New Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the New Credit Agricole Credit Facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the New Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).  The New Credit Agricole Credit Facility is secured by, among other things, a first priority mortgage on the Samco Scandinavia, and, upon being delivered from HHI, the DHT Tiger, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the Borrowers’ bank accounts and a first priority pledge over the shares in the Borrowers.  The New Credit Agricole Credit Facility contains covenants that prohibit the Borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

Nordea Credit Facility

In December 2014, we entered into a credit facility in the amount of $302,000 with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5,100 from March 2015 to December 2019 and a final payment of $199,800 in December 2019. The Nordea Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the Nordea Credit Facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of each of the borrower’s bank accounts and a first priority pledge over the shares in each of the borrowers.  The Nordea Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Nordea Credit Facility be no less than 135% of borrowings. Also, we covenant that, throughout the term of the Nordea Credit Facility, DHT on a consolidated basis shall maintain a value adjusted tangible net worth of $200,000, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

The Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a vessel-owning company, as borrower, and us, as guarantor.  The borrower is permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility.  The Danish Ship Finance Credit Facility is for a five-year term from the date of the first drawdown in November 2015, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity.

The Danish Ship Finance Credit Facility is secured by, among other things, a first priority mortgage on the vessel financed by the Danish Ship Finance Credit Facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the borrower’s bank accounts and a first priority pledge over the shares in the borrower.  The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 130% of borrowings.  Also, we covenant that, throughout the term of the Danish Ship Finance Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The Nordea/DNB Credit Facility

In October 2015, we entered into the Nordea/DNB Credit Facility, which allowed borrowings up to $50.0 million to fund the acquisition of one of the VLCCs to be constructed at HHI.  The Nordea/DNB Credit Facility is between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a vessel-owning company, as borrower, and us, as guarantor. The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015.  The Nordea/DNB Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $0.6 million each commencing three months after drawdown and a final payment of $37.5 million at final maturity.

The Nordea/DNB Credit Facility is secured by, among other things, a first priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the borrower’s bank accounts and a first priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Nordea/DNB Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Nordea/DNB Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea/DNB Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and the borrower and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150,000 principal amount of convertible senior notes in a private placement. We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of December 31, 2015 the conversion price was $7.5627. We received net proceeds of approximately $145,500 (after placement agent expenses, but before other transaction expenses).  The convertible senior notes have been recognized at fair value and the value of the conversion option being calculated using a Black & Scholes model. Fees related to the issue of the convertible senior notes are amortized over the life of the convertible senior notes.

Note 11 - Stockholders’ equity and dividend payment

Stockholders’ equity:

	Common stock	Preferred stock
Issued at December 31, 2013	29,040,974	97,579
New shares issued	53,376,924
Restricted stock issued	334,288	-
Series B preferred stock*	9,757,900	(97,579)
Issued at December 31, 2014	92,510,086	-
Restricted stock issued	399,850	-
Issued at December 31, 2015	92,909,936	-
Par value	$0.01	$0.01
Shares to be issued assuming conversion of convertible notes**	24,449,566
Number of shares authorized for issue at December 31, 2015	150,000,000	1,000,000

*The Series B Participating Preferred stock were mandatorily exchanged into 100 shares of common stock each on February 4, 2014.

** Assuming the maximum fundamental change conversion rate.

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

Convertible Notes Offering

On September 16, 2014, we completed a private placement of $150,000 aggregate principal amount of convertible senior notes.  We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments.  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of December 31, 2015, the conversion price was $7.5627.  We received net proceeds of approximately $145,500 (after placement agent expenses, but before other transaction expenses).  The value of the conversion right has been estimated to be $21,800 using a Black & Scholes model and has been classified as equity.

Preferred stock

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B Participating Preferred stock

Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company. The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights. On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio. The full terms of the Series B Participating Preferred Stock are governed by a Certificate of Designation.

Dividend payment:

Dividend payment as of December 31, 2015:		Per share
Payment date:	Total payment	Common	Preferred
February 19, 2015	$4.6 million	$0.05
May 22, 2015	$13.9 million	$0.15
August 20, 2015	$13.9 million	$0.15
November 25, 2015	$16.7 million	$0.18
Total payment as of December 31, 2015:	$49.2 million	$0.53

Dividend payment as of December 31, 2014:		Per share
Payment date:	Total payment	Common	Preferred
February 13, 2014	$1.4 million	$0.02
May 22, 2014	$1.4 million	$0.02
September 17, 2014	$1.4 million	$0.02
November 26, 2014	$1.9 million	$0.02
Total payment as of December 31, 2014:	$6.0 million	$0.08

Dividend payment as of December 31, 2013:		Per share
Payment date:	Total payment	Common	Preferred
February 19, 2013	$0.3 million	$0.02	$0.28
May 23, 2013	$0.3 million	$0.02	$0.25
August 28, 2013	$0.3 million	$0.02
November 21, 2013	$0.3 million	$0.02
Total payment as of December 31, 2013:	$1.2 million	$0.08	$0.53

On February 24, 2016, DHT paid a dividend of $0.21 per common share to shareholders of record as of February 16, 2016, resulting in a total dividend payment of approximately $19.7 million.

Note 12 - General & Administrative Expenses

General and Administrative Expenses:
	2015	2014	2013
Total Compensation to Employees and Directors	$17,626	$12,962	$5,798
Office and Administrative Expenses	2,407	1,797	1,484
Audit, Legal and Consultancy	1,573	3,303	1,545
Total General and Administrative Expenses	$21,607	$18,062	$8,827

Stock Compensation

The Company has an Incentive Compensation Plan (“Plan”) for the benefit of Directors and senior management. Different awards may be granted under this Plan, including stock options, restricted shares / restricted stock units and cash incentive awards.

Stock Options

The exercise price for options cannot be less than the fair market value of a common stock on the date of grant.

Restricted shares

Restricted shares can neither be transferred nor assigned by the participant.

Vesting conditions

Awards issued vest subject to continued employment/office. The awards have graded vesting. For some of the awards there is an additional vesting condition requiring certain market conditions to be met.

The Plan may allow for different criteria for new grants.

Stock Compensation Series:

	Number of shares/ options	Vesting Period	Fair value at grant date
(1) Granted October 2005, stock options*	965	10 years	$144.00
(2) Granted March 2012, restricted shares	14,515	3 years	13.80
(3) Granted June 2013, restricted shares	155,000	4 years	4.15
(4) Granted June 2013, stock options**	155,000	5 years	1.31
(5) Granted June 2013, stock options**	155,000	5 years	0.97
(6) Granted February 2014, restricted shares	29,333	3 years	6.92
(7) Granted February 2014, restricted shares	29,333	3 years	6.33
(8) Granted February 2014, restricted shares	29,333	3 years	5.63
(9) Granted February 2014, restricted shares	88,000	3 years	7.61
(10) Granted June 2014, restricted shares	95,666	3 years	6.41
(11) Granted June 2014, restricted shares	95,666	3 years	5.74
(12) Granted June 2014, restricted shares	95,666	3 years	5.13
(13) Granted June 2014, restricted shares	287,000	3 years	7.15
(14) Granted January 2015, restricted shares	850,000	3 years	$8.81

* The stock options in item (1) above expired in September 2015.
** The exercise price for the options in item (4) and (5) above is $7.75 and $10.70, respectively, to be adjusted for dividends declared and paid subsequent to the grant date.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options	Weighted average exercise price**
Outstanding at December 31, 2012	109,447	965	$144.00
Granted	588,000	310,000	9.23
Exercised*	203,924
Forfeited
Outstanding at December 31, 2013	493,523	310,965	9.64

Outstanding at December 31, 2013	493,523	310,965	9.64
Granted	750,000
Exercised*	324,008
Forfeited
Outstanding at December 31, 2014	919,515	310,965	9.64

Outstanding at December 31, 2014	919,515	310,965	9.64
Granted	850,000
Exercised*	383,683
Forfeited		965
Outstanding at December 31, 2015	1,385,832	310,000	$9.64

*Does not include shares in lieu of dividends
**To be adjusted for dividends declared and paid subsequent to the respective grant dates

	2015	2014	2013
Expense recognized from stock compensation	7,436	3,241	3,572

The fair value on the vesting date for shares that vested in 2015 was $7.35 for 318,264 shares, $6.90 for 13,750 shares and $7.82 for 51,669 shares. The fair value on the vesting date for shares that vested in 2014 was $7.88 for 155,000 shares, $8.06 for 14,515 shares, $7.90 for 139,000 shares and $6.99 for 14,514 shares. The fair value on the vesting date for shares that vested in 2013 was $4.23 for 139,000 shares, $4.35 for 17,570 shares, $4.47 for 4,168 shares, $4.11 for 42,631 shares and $4.40 for 555 shares.  All share based compensation is equity settled and no payments were made for the vested shares. The weighted average contractual life for the outstanding stock compensation series was 1.23 years as of December 31, 2015.

Valuation of Stock Compensation

For the year 2014, a total of 850,000 shares of restricted stock were awarded to management and the board of directors in January 2015, vesting in equal amounts on the first three anniversaries of the award subject to continued employment or office, as applicable. The calculated fair value at grant date was equal to the share price at grant date. For the year 2013, a total of 750,000 shares of restricted stock were awarded to management and the board of directors as follows: (1) 176,000 shares of restricted stock were awarded in February 2014, subject to vesting conditions and vesting in equal amounts on the first three anniversaries of the award, of which 88,000 shares vest based on continued employment or office, as applicable, and 88,000 shares vest based on continued employment or office, as applicable, and market conditions. The calculated fair value at grant date with regards to 88,000 shares, 29,333 shares, 29,333 shares and 29,333 shares was 100.0%, 91.0%, 83.3% and 74.0%, respectively, of the share price at grant date calculated using a Monte Carlo Simulation. The main inputs to the simulation were as follows: share price of $7.61, expected volatility of 38.6%, 54.4% and 63.1%, respectively, based on historical volatility, life of one, two and three years, respectively, and risk free rate of 0.2%, 0.3% and 0.4%, respectively. Expected dividends are not included as the holder is compensated for dividends paid during the vesting period; and (2) 574,000 shares of restricted stock were awarded in June 2014, subject to vesting conditions and vesting in equal amounts on the first three anniversaries of the award, of which 287,000 shares vest based on continued employment or office, as applicable, and 287,000 shares vest based on continued employment or office, as applicable, and market conditions.  The calculated fair value at grant date with regards to 287,000 shares, 95,667 shares, 95,667 shares and 95,667 shares was 100.0%, 89.7%, 80.3% and 71.8%, respectively, of the share price at grant date calculated using a Monte Carlo Simulation. The main inputs to the simulation were as follows: share price of $7.15, expected volatility of 36.6%, 38.0% and 64.0%, respectively, based on historical volatility, life of one, two and three years, respectively, and risk free rate of 0.1%, 0.3% and 0.8%, respectively.  Expected dividends are not included as the holder is compensated for dividends paid during the vesting period.

In January 2015, the vesting criteria for all restricted shares awarded for the year 2013 that vest subject to continued employment or office with us, as applicable, and certain market conditions was changed to be subject to continued employment or office, as applicable, only. The change resulted in an increase in the fair value of the restricted shares totaling $387 which is recognized over the remaining vesting period in a manner similar to the original amount. In March 2013, the vesting criteria for all outstanding restricted share grants that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only. The change resulted in an increase in the fair value of the restricted shares. With respect to the restricted shares that vested immediately as a result of the changed criteria, the incremental amount of $117 was recognized immediately.  With respect to restricted shares that had not yet vested, the incremental amount totaling $80 is recognized over the remaining vesting period in a manner similar to the original amount.

Compensation of Executives and Directors:

Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2015	2014	2013
Cash Compensation	$5,434	$3,957	$2,317
Pension cost	167	254	234
Share compensation *	6,223	2,777	3,229
Total remuneration	$11,823	$6,989	$5,779

*Share compensation reflects the expense recognized

Shares held by executives and directors:

	2015	2014	2013
Executives and Directors as a group*	1,967,768	1,591,835	874,765

*Includes 1,234,166 (2014: 919,515, 2013: 493,523) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months base salary and any unvested equity awards may become fully vested.

Note 13 - Related parties

Related party transactions relate to the Company’s subsidiaries, associated company, employees and members of the board of directors.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood. As of December 31, 2015, Goodwood is the technical manager for 14 of the Company’s vessels.  In 2015, total technical management fees paid to Goodwood were $1,943.  In 2014, total technical management fees paid to Goodwood were $1,523.

Further, DHT has issued certain guarantees for certain of its subsidiaries. This mainly relates to the RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Nordea Credit Facility, the Danish Ship Finance Credit Facility, The Nordea/DNB Credit Facility and the New Credit Agricole Credit Facility which are all guaranteed by DHT Holdings.

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

(Dollars in thousands)
Calculation of this year's pension costs:	2015	2014	2013
Current service cost	289	223	233
Financial costs	6	6	2
Pension costs for the year	296	229	235

The amounts recognised in the statement of financial position at the reporting date are as follows:
	2015	2014	2013
Present value of the defined benefit obligation	949	688	602
Fair value of plan assets	801	661	566
Net pension obligation	148	27	36
Remeasurement loss/(gain)	48	204	115
Net balance sheet recorded pension liability December 31	196	231	151

	2015	2014	2013
Change in gross pension obligation:
Gross obligation January 1	706	517	394
Current service cost	285	219	229
Interest charge on pension liabilities	24	25	16
Social security expenses	(43)	(42)	(31)
Remeasurements loss/(gain)	(27)	174	31
Exchange rate differences	(20)	(57)	(8)
Gross pension obligation December 31	925	836	632

	2015	2014	2013
Change in gross pension assets:
Fair value plan asset January 1	511	394	345
Interest income	24	15	10
Employer contribution	303	300	218
Remeasurements (loss)/gain	(79)	(66)	(88)
Exchange rate differences	(30)	(38)	(5)
Fair value plan assets December 31	728	605	481

The Company expects to contribute $284 to its defined benefit pension plan in 2016.

Assumptions	2015	2014	2013
Discount rate	2.70%	3.00%	4.00%
Yield on pension assets	2.70%	3.00%	4.00%
Wage growth	2.50%	3.25%	3.75%
G regulation*	2.25%	3.00%	3.50%
Pension adjustment	0.00%	0.10%	0.60%
Average remaining service period	18	18	16
*Increase of social security base amount (“G”) as per Norwegian regulations.

Note 15 – Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The subsidiary, Samco Shipholding Pte. Ltd., is exempted from tax under Section 13F of Singapore Income Tax Act, Chapter 134. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway.  The tax effects for the Company are disclosed below.

Specification of income tax:
(Dollars in thousands)	2015	2014	2013
Income tax payable	$119	$205	$207
Tax expenses related to previous year	3	(152)	-
Change in deferred tax	7	34	-
Total income tax expense	$128	$86	$207

Specification of temporary differences and deferred tax:	December 31,	December 31,	December 31,
(Dollars in thousands)	2015	2014	2013
Property, plant and equipment	$(74)	$(18)	$(35)
Pensions	(196)	(231)	(151)
Total basis for deferred tax	(270)	(249)	(186)
Deferred tax liability (25%) 1) 2)	$(68)	$(67)	$(6)
1) Due to materiality, not recognized on a separate line in the statements of financial position
2) The general income tax rate is reduced from 27% to 25%, effective from fiscal year 2016

Reconciliation of effective tax rate:
(Dollars in thousands)	2015	2014	2013
Profit/(loss) before income tax	$105,430	$12,973	$(3,919)
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 27% income tax	128	86	207
Total income tax expense	$128	$86	$207

Note 16 – Investment in associate company

	2015	2014
Investment in associate company	$2,976	2,697

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2015	2014
Goodwood Ship Management Pte. Ltd.	Ship management	Singapore	50%	50%

The following summarizes the share of profit of the associate that are accounted for using the equity method:

Company’s share of	2015	2014
- Profit after taxation	$467	86
- Other comprehensive income for the year, net of tax	$–	–
- Total comprehensive income for the year	$467	86

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2015, 2014, and 2013. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel owning subsidiaries.

FINANCIAL POSITION

(Dollars in thousands)

ASSETS	December 31,	December 31,
Current assets	2015	2014
Cash and cash equivalents	$53,645	$82,664
Accounts receivable and prepaid expenses	406	399
Deposit for vessel acquisition	214,905	174,496
Total current assets	$268,956	$257,559

Investments in subsidiaries	$439,955	$438,031
Loan to subsidiaries	201,312	153,748
Total non-current assets	$641,266	$591,779

Total assets	$910,222	$849,338

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,996	$11,538
Amounts due to related parties	3,469	3,111
Total current liabilities	$5,465	$14,649

Non-current liabilities
Long term debt	129,179	124,608
Total non-current liabilities	$129,179	$124,608

Total liabilities	$134,644	$139,257

Stockholders’ equity
Stock	$929	$925
Paid-in additional capital	834,769	827,863
Accumulated deficit	(60,121)	(118,707)
Total stockholders equity	$775,578	$710,081

Total liabilities and stockholders’ equity	$910,222	$849,338

INCOME STATEMENT

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2015	2014	2013

Revenues	$4,894	$6,483	$11,638
Impairment charge	(9,500)	-	-
Dividend income	125,400	15,000	-
General and administrative expense	(12,769)	(14,424)	(8,972)
Operating income	$108,025	$7,060	$2,665

Interest income	$10,692	$8,944	$4,755
Interest expense	(11,340)	(3,215)	-
Other financial income/(expenses)	403	(463)	(8)
Profit for the year	$107,780	$12,326	$7,412

Statement of Comprehensive Income
Profit for the year	$107,780	$12,326	$7,412
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:	-	-	-
Items that may be reclassified subsequently to profit or loss:	-	-	-
Total comprehensive income for the period	$107,780	$12,326	$7,412

Attributable to the owners	$107,780	$12,326	$7,412

In the condensed financial statement of parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2015	2014	2013

Cash Flows from Operating Activities:
Profit for the year	$107,780	$12,326	$7,412
Items included in net income not affecting cash flows:
Amortization	4,571	1,246	-
Compensation related to options and restricted stock	6,911	1,597	3,118
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(7)	8,703	(8,916)
Amounts due from related parties	-	-	94
Accounts payable and accrued expenses	(1,980)	2,352	70
Amounts due to related parties	358	(1,492)	1,721
Net cash provided by operating activities	$117,632	$24,731	$3,500

Cash flows from Investing Activities
Investments in subsidiaries	$(9,486)	$(338,011)	$(28,342)
Loan to subsidiaries	(47,564)	(68,572)	(712)
Investment in vessels	(40,409)	(137,401)	(37,095)
Net cash provided by/(used) in financing activities	$(97,458)	$(543,985)	$(66,149)

Cash flows from Financing Activities
Issuance of stock	$-	$360,340	$106,063
Cash dividends paid	(49,194)	(6,012)	(1,186)
Issuance of convertible bonds	-	145,862	-
Net cash provided by/(used) in financing activities	$(49,194)	$500,190	$104,877

Net increase/(decrease) in cash and cash equivalents	$(29,019)	$(19,063)	$42,228
Cash and cash equivalents at beginning of period	82,664	101,728	59,500
Cash and cash equivalents at end of period	$53,645	$82,664	$101,728

Dividends from subsidiaries are recognized when they are authorized.  During the year ended December 31, 2015, the parent company recorded dividend income from its subsidiaries of $125,400.  During the year ended December 31, 2014, the parent company recorded dividend income from its subsidiaries of $15,000. The parent company did not record any dividend income from its subsidiaries for the year ended December 31, 2013.

The credit facility for DHT Maritime, Inc., a subsidiary of the parent company, had restrictions on the ability to transfer funds to the registrants in the form of dividends of any kind.  The restricted net assets amounted to $72,852, $84,437 and $81,798 as of December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015, the parent company was a guarantor for the following credit facilities: The DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the New Credit Agricole Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility, the Danish Ship Finance Credit Facility and the Nordea/DNB Credit Facility.  During the year ended December 31, 2014, the parent company was a guarantor for the following credit facilities: The DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility and the Danish Ship Finance Credit Facility. During the year ended December 31, 2013, the parent company was a guarantor for the following credit facilities: the DHT Phoenix Credit Facility, the DHT Eagle Credit Facility and the RBS Credit Facility.  Please refer to Note 9 for further information about the parent company guarantees.

Note 18 - Events after the reporting date

Delivery of newbuildings

The VLCC newbuilding DHT Leopard was delivered from HHI on January 4, 2016 and the VLCC newbuilding DHT Lion was delivered from HHI on March 15, 2016.

Restricted Shares

For the year 2015, a total of 824,000 shares of restricted stock were awarded to management and the board of directors in January 2016, subject to vesting conditions in equal amounts on the first three anniversaries of the award subject to continued employment or office, as applicable.  On January 13, 2016, a total of 285,362 shares (including shares in lieu of dividends) related to prior awards vested and were issued to management and members of the board of directors and on February 4, 2016, a total of 530,594 shares (including shares in lieu of dividends) related to prior awards vested and were issued to management and members of the board of directors.

Repurchase of Convertible Senior Notes

On February 2, 2016, the Company repurchased $3,000 of its convertible senior notes due 2019 in the open market at a price of 99% of par.

Dividend

On February 3, 2016, DHT announced that it would pay a dividend of $0.21 per common share on February 24, 2016, to shareholders of record as of February 16, 2016.  This resulted in a total dividend payment of $19,682.

Prepayment of long term debt

In February 2016, the Company prepaid the DHT Hawk and DHT Falcon Credit Facility in its entirety, $42,000, as well as a $4,900 prepayment on the RBS credit facility.  In connection with these prepayments the Company will record a non-cash finance expense of $0.9 million in the first quarter of 2016 related to unamortized upfront fees.

Approval of financial statements

The financial statements were approved by the board of directors on March 16, 2016 and authorized for issue.