Form 20-F
period 2016-12-31
DHT Holdings, Inc.
filed 2017-03-23
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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
4.50% Convertible Senior Notes due 2019 Preferred Stock Purchase Rights

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

93,433,804 shares of common stock, par value $0.01 per share.

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

Item 17 ☐	Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

INTRODUCTION AND USE OF CERTAIN TERMS	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	85

ITEM 18.	FINANCIAL STATEMENTS	85

ITEM 19.	EXHIBITS	85

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “company”, “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares and references to DHT Holdings, Inc.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., a wholly-owned subsidiary of DHT Holdings.  All references in this report to “convertible senior notes” are to our 4.50% convertible senior notes due 2019, of which there was $123,000,000 in aggregate principal amount outstanding as of December 31, 2016.  All references in this report to “Samco Shipholding” or “Samco” refer to Samco Shipholding Pte. Ltd., a wholly-owned subsidiary of DHT Holdings.  Our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

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

Term	Definition

voyage charterer	The company that hires a vessel pursuant to a voyage charter.

voyage expenses	Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port charges.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information─Risk Factors” and “Item 5.  Operating and Financial Review and Prospects─Management’s Discussion and Analysis of Financial Condition and Results of Operations.”These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

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

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2016, 2015, 2014, 2013 and 2012.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
Statements of operations data:
Shipping revenues	$356,010	$365,114	$150,789	$87,012	$97,194
Voyage expenses	65,349	68,864	49,333	25,400	10,822
Total operating expenses excl. Voyage expenses (1)	250,147	160,907	74,047	60,605	175,876
Operating income/(loss)	40,514	135,343	27,408	1,007	(89,504)
Profit/(loss) for the year	9,260	105,302	12,887	(4,126)	(94,054)
Profit/(loss) per share - basic (2)	$0.10	$1.13	$0.18	$(0.24)	$(7.83)
Profit/(loss) per share - diluted (2)	$0.10	$1.04	$0.18	$(0.24)	$(7.83)
Statements of financial position data (at end of year):
Vessels and time charter contracts	1,177,521	986,597	988,168	263,142	310,023
Total assets	1,403,737	1,423,805	1,378,095	446,599	399,759
Total current liabilities	74,310	52,835	67,906	5,800	16,125
Total non-current liabilities	644,416	633,077	635,339	156,046	202,637
Stock	934	929	925	290	91
Total stockholders' equity	685,011	737,893	674,851	284,753	180,997
Weighted average number of shares - basic (2)	93,382,757	92,793,154	73,147,668	17,541,310	12,012,133
Weighted average number of shares - diluted (2)	93,389,610	112,098,221	73,210,337	17,555,110	12,012,133
Dividends paid per share (3)	$0.71	$0.53	$0.08	$0.08	$0.86
Cash flow data:
Net cash provided by operating activities	194,008	181,526	30,621	23,902	21,192
Net cash (used in)/provided by investing activities	(213,033)	(125,907)	(551,347)	(16,945)	9,820
Net cash (used in)/provided by financing activities	(38,454)	(55,528)	561,344	48,577	(2,333)
Fleet data:
Number of tankers owned and charteres in (at end of period)	21	18	18	8	9
Revenue days (4)	7,020	6,596	4,488	2,986	3,772

(1)
2016 and 2012 include a non-cash impairment charge of $84.7 million and $100.5 million, respectively. 2016 includes a gain from sale of vessel of $0.1 million. 2015, 2013 and 2012 include loss from sale of vessels of $0.8 million, $0.7 million and $2.2 million, respectively.  2014 includes a reversal of prior impairment charges of $31.9 million.

(2)
Number of shares for 2012 has been adjusted for the reverse stock split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012 and the number of shares for 2012 assumes the full exchange of all issued and outstanding shares of our Series A Participating Preferred Stock, par value $0.01 per share, into common stock.

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

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past eight years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We are subject to certain risks with respect to our newbuilding agreements and failure of our counterparty to meet its obligations could cause us to suffer losses or otherwise adversely affect our business.

In 2013 and 2014 we entered into agreements with Hyundai Heavy Industries Co. Ltd. (“HHI”) to construct six VLCC newbuildings.  These were all delivered with one being delivered in 2015, four in 2016 and one in 2017.  In 2017, we entered into agreements with HHI to construct two VLCC newbuildings (“HHI Agreements”) scheduled to be delivered in the second half of 2018.  Our newbuilding agreements subject us to counterparty risk with HHI.  The ability of HHI to perform its obligations under the newbuilding agreements will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and various expenses.  Should HHI fail to honor its obligations under its agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  Also, if we are unable to enforce certain refund guarantees related to the newbuilding agreements with HHI with third party banks for any reason, we may lose all or part of our advance deposits in the newbuildings, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We may not pay dividends in the future.

The timing and amount of future dividends for our common stock or preferred stock, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, including insurance premiums, a change in our dividend policy, increased borrowings, increased interest payments to service our borrowings, prepayments under credit agreements in order to stay in compliance with covenants in the secured credit facilities, repurchases of our convertible senior notes or any other security that may be outstanding from time to time, future issuances of securities or the other risks described in this section of this report, many of which may be beyond our control.  In addition, any shares of our common stock issuable upon conversion of the convertible senior notes and any new shares of common stock issued otherwise will increase the cash required to pay future dividends.  Any common or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or other equity incentives, would have a similar effect, and may reduce our ability to pay future dividends.

In addition, our dividends are subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividends by establishing a reserve for, among other things, the repayment of the secured credit facilities, repurchases of our convertible senior notes or any other security that may be outstanding from time to time or to help fund the acquisition of a vessel.  Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity dates of our indebtedness approach, we are no longer able to generate cash flows from our operating activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate.  If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease.  In addition, our ability to pay dividends is limited by Marshall Islands law.  Marshall Islands law generally prohibits the payment of dividends other than from surplus and while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends.

Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries except that as of December 31, 2016, DHT Holdings had made total payments of $43.6 million related to advances for one vessel under construction and not yet delivered.  The vessel was delivered in January 2017.  In March 2017 DHT made total payments of $16.5 million related to advances for two newbuildings ordered in January 2017 and scheduled for delivery in the second half of 2018.  Our subsidiaries own all of our vessels.  As of March 21, 2017, our subsidiaries have entered into six secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries.  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things: pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

As of December 31, 2016, nine of our twenty-one vessels currently in operation are on fixed rate charters for periods of up to 4 ½ years.  In the past, a greater percentage of our vessels have been on charter.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely effect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against our charterers.

The indexes used to calculate the earnings for vessels on index-based charters may in the future no longer correctly reasonably reflect the earnings potential of the vessels.

The indexes used to calculate the earnings for vessels on index based charters may in the future no longer reasonably reflect the earnings potential of the vessels due to changing trading patterns or other factors not controlled by us.  If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflect the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends.  As of December 31, 2016, we did not have any vessels on index-based charters.

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

As of December 31, 2016, nine of our vessels are currently on charters with five different charterers for periods of up to 4 ½ years.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by Goodwood Ship Management Pte. Ltd. (of  which DHT owns 50%) and V.Ships France SAS (which manages our three French Flag vessels).  Under our ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Securities and Exchange Commission documents, we believe that we qualified for this statutory tax exemption in 2016 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2017 or future years.  For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock.  In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway.  Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and at our principal place of business (including telephonically, in the case of board meetings).  However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax.  If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.  In addition, if we are unsuccessful in our defense against such a contention, dividends paid to you would be subject to Norwegian withholding taxes.

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of March 1, 2017, the newbuilding order book for VLCC, Suezmax and Aframax vessels equaled approximately 13.7% of the existing world tanker fleet for these classes of vessels measured in dwt.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the governments of the U.S., UN or UE , which could negatively affect the trading price of our shares of common stock.

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

During 2016, vessels in our fleet made a total of three calls to ports in Iran, representing approximately 0.48% of our approximately 629 calls on worldwide ports during the same period.  Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012.  The three port calls made to ports in Iran in 2016 were made at the direction of the time charterer of the vessels.  Prior to making port calls to Iran the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with the JCPOA.  To our knowledge, none of our vessels made port calls to Syria, Sudan or Cuba during the period from 2011 to 2016.

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

Political decisions may affect the vessel’s trading patterns and could adversely affect our business and operation results.

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

In September 2014, we closed a private placement of approximately $150,000,000 aggregate principal amount of convertible senior notes due 2019 to institutional accredited investors.  In 2016 we repurchased a total of $27,000,000 in aggregate principal amount of the convertible senior notes and as of March 21, 2017, $123,000,000 in aggregate principal amount remains outstanding. The convertible senior notes are convertible into our common stock at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 21, 2017, the conversion price is $6.5097.  The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders and any sales in the public market of the shares of our common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.  In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the market price of our common stock.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.”The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States.  Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States.  While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions that any particular U.S. court would reach or has reached.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

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

The anti-takeover provisions in our amended and restated bylaws, certain provisions in our convertible senior notes and our shareholder rights plan may discourage a change of control.

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

Finally, we have adopted a shareholder rights plan (the “Rights Plan”), expiring January 28, 2018, pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

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

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda.  Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this report.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Marshall Islands or the Cayman Islands.  Additionally, we wholly-own a subsidiary incorporated under the laws of the Republic of Singapore that does not own any vessels. We operate our vessels through our wholly owned management companies in Oslo, Norway and Singapore.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of March 21, 2017, our fleet consisted of twentyone crude oil tankers currently in operation, of which all are wholly-owned by the company.  The fleet in operation consists of 19 very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Eight of our twentyone vessels currently in operation are on fixed rate charters for periods of up to 4½ years.  Our fleet principally operates on international routes and our fleet currently in operation had a combined carrying capacity of 6,087,095 dwt and an average age of approximately 7.4 years as of the date of this report.

We have agreements for two newbuilding VLCCs to be constructed at HHI, of which all will be wholly-owned by the company.  Each of the newbuilding VLCCs to be delivered will have a carrying capacity of approximately 318,000 dwt.  The contract price for each of the newbuildings is $79.99 million, including certain additions and upgrades to the standard specification but excluding optional scrubbers.

Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of 15 VLCCs (including the acquisition of Samco and the delivery of six newbuildings) and pre-delivery installments related to the two newbuildings ordered in January 2017 for a total of $1,074 million.  Our principal divestitures during the same period comprise the sale of two Suezmax tankers and one VLCC tanker for a total of $71.5 million.

RECENT DEVELOPMENTS

Shareholder Rights Plan

In January 2017, we received a non-binding, highly conditional proposal from Frontline Ltd. (“Frontline”) to acquire all of the outstanding shares of common stock of DHT in a stock-for-stock transaction.   Frontline proposed an exchange ratio of 0.725 of a Frontline share for each share of DHT.

In response to this proposal our board of directors adopted a Rights Plan and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of DHT to purchase from DHT one ten-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of DHT at a price of $22.00 per one ten-thousandth of a share of Series C Junior Participating Preferred Stock, subject to adjustment as provided in the Rights Agreement, dated as of January 29, 2017 (as the same may be amended from time to time, the “Rights Agreement”), between DHT and American Stock Transfer & Trust Company, LLC, as Rights Agent.  The description and terms of the Rights are set forth in the Rights Agreement. Our board of directors also unanimously rejected Frontline's proposal citing that the proposal was wholly inadequate and not in the best interests of DHT or its shareholders.

In February 2017, we received a revised proposal from Frontline to acquire all of the outstanding shares of common stock of DHT at an exchange ratio of 0.8 Frontline shares for each DHT share. Our board of directors unanimously rejected Frontline's revised proposal citing that it was wholly inadequate and not in the best interests of DHT or its shareholders.

Newbuilding VLCCs

In 2013 and 2014 we entered into agreements for six newbuilding VLCCs to be constructed at HHI, of which all will be wholly-owned by the company.  As of March 21, 2017, all six newbuilding VLCCs have been delivered, one in November 2015, one in January 2016, one in March 2016, two in August 2016 and one in January 2017.

In January 2017, we entered into an agreement with HHI for the construction of two VLCCs of 318,000 dwt scheduled for delivery in July and September 2018. The contract price for each of the newbuildings is $79.99 million, including certain additions and upgrades to the standard specification but excluding optional scrubbers.

Sale of vessels

In May 2016, we sold the DHT Target, a 2001 built Suezmax, for $22.5 million.  The entire net proceeds were applied to repay debt under the RBS Credit Facility (as defined below).

In January 2017, we sold the DHT Chris, a 2001 built VLCC, for $23.7 million.  $12.0 million of the net proceeds were applied to repay debt under the Nordea/DNB facility (as defined below).

In February 2017, we agreed to the sale of DHT Phoenix for a price $19.1 million.  The vessel is expected to be delivered to the buyers in the second quarter of 2017.  The vessel is debt free and we will record a book loss of about $3.5 million in the first quarter 2017 in connection with the sale.

In March 2017, we agreed to the sale of the DHT Ann, a 2001 built VLCC, for $24.8 million. The vessel is expected to be delivered to the buyers in the second quarter of 2017.  About $13.0 million of the net proceeds will be applied to repay debt under the Nordea/DNB facility (as defined below), and we will record a book loss of about $4.0 million in the first quarter 2017 in connection with the sale.

Financing of newbuilding VLCCs

In February 2017, we obtained a financing commitment to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017 through a secured credit facility (the “DNB/Nordea 2018 NB Credit Facility”) that will be between and among DNB and Nordea, as lenders, two special purpose companies (direct wholly-owned subsidiaries of us, the “DNB/Nordea Borrowers”), and us, as guarantor.  The DNB/Nordea Borrowers will be permitted to borrow up to $82.5 million under the DNB/Nordea 2018 NB Credit Facility.  The DNB/Nordea 2018 NB Credit Facility, which is divided 50/50 between a term loan and a revolving credit facility, will be for a five-year term.  Borrowings will bear interest at a rate equal to LIBOR plus a margin of 250 basis points.

Refinancing of RBS Credit Facility

In September 2016, the Company refinanced the $40.0 million RBS credit facility which would have matured in July 2017 by entering into a term loan facility agreement with DNB and Nordea. The refinancing is structured as a separate tranche of the Nordea/DNB Credit Facility financing entered into in December 2015.  This new financing for the DHT Ann (2001 VLCC), DHT Chris (2001 VLCC), DHT Cathy (2004 Aframax) and DHT Sophie (2003 Aframax) totals $40.0 million, bears interest at a rate equal to Libor + 2.75% and is repayable in quarterly installments of $2.1 million commencing in December 2016 with a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris, the credit facility is repayable in quarterly installments of $1.3 million with a final payment of $13.6 million in August 2019.

Repurchase of convertible senior notes and common stock

In 2016, the company repurchased $27.0 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 91.7% and 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share.

$50 million revolving credit facility

In 2016 the Company entered into a five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisitions of ships. The financing bears interest at a rate equal to Libor + 2.50% (the “ABN Amro Revolving Credit Facility”).

Capital allocation policy

In November 2016, the Company revised its capital allocation policy. DHT intends to return at least 60% of its ordinary net income (adjusted for exceptional items) to shareholders in the form of quarterly cash dividends and/or through security repurchases, including the repurchase of its 4.50% convertible senior notes due 2019. Further, DHT intends to allocate surplus cash flow, after dividends and/or security repurchases, to acquire ships or to be used for general corporate purposes. The extent of and allocation of capital will depend on market conditions and other corporate considerations (refer to “Item 3. Risk Factors–we may not pay dividends in the future”).

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 21, 2017:

Vessel	Type of Employment	Expiry
VLCC
DHT Ann	Spot
DHT Eagle	Spot
DHT Phoenix	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Condor	Time Charter	Q3 2017
DHT Scandinavia	Spot
DHT Europe	Time Charter	Q1 2018
DHT China	Time Charter	Q2 2021
DHT Amazon	Time Charter	Q4 2017
DHT Redwood	Time Charter	Q1 2018
DHT Sundarbans	Spot
DHT Taiga	Time Charter	Q4 2017
DHT Jaguar	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Panther	Spot
DHT Puma	Spot
DHT Tiger	Spot
Aframax
DHT Cathy	Time Charter	Q2 2017
DHT Sophie	Time Charter	Q1 2017

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

During 2016, we used two technical management providers:Goodwood and V.Ships France SAS (“V.Ships”) (together, the “Technical Managers”).  Under the current ship management agreements with Goodwood and V.Ships, the Technical Managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

We place the insurance requirements related to the fleet with mutual clubs and underwriters through insurance brokers.  Such requirements are, but not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance, and when viewed as appropriate, loss of hire insurance.  Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2016:

Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society	Percent of Ownership
VLCC
DHT Puma(8)	2016	299,900	HK	HHI	ABS	100%
DHT Panther (8)	2016	299,900	HK	HHI	ABS	100%
DHT Lion(8)	2016	299,900	HK	HHI	ABS	100%
DHT Leopard(8)	2016	299,900	HK	HHI	ABS	100%
DHT Jaguar(8)	2015	299,900	HK	HHI	ABS	100%
DHT Sundarbans(7)	2012	314,240	HK	HHI	ABS	100%
DHT Taiga(7)	2012	314,240	HK	HHI	ABS	100%
DHT Amazon(7)	2011	314,240	RIF	HHI	DNV	100%
DHT Redwood(7)	2011	314,240	HK	HHI	DNV	100%
DHT China(7)	2007	317,794	RIF	HHI	ABS	100%
DHT Europe(7)	2007	317,260	RIF	HHI	DNV	100%
DHT Hawk(5)	2007	298, 923	HK	NACKS	Lloyds	100%
DHT Scandinavia(7)	2006	317,826	HK	HHI	ABS	100%
DHT Falcon(5)	2006	298,971	HK	NACKS	Lloyds	100%
DHT Condor(6)	2004	320,050	HK	Daewoo	ABS	100%
DHT Eagle(4)	2002	309,064	HK	Samsung Heavy Industries	ABS	100%
DHT Ann(1)	2001	309,327	HK	HHI	Lloyds	100%
DHT Chris(1)	2001	309,285	HK	HHI	Lloyds	100%
DHT Phoenix(3)	1999	307,151	HK	Daewoo	Lloyds	100%
Aframax
DHT Cathy(1)	2004	115,000	MI	HHI	ABS	100%
DHT Sophie(1)	2003	115,000	MI	HHI	ABS	100%

*	MI: Marshall Islands, HK: Hong Kong, RIF: French International Registry
**	HHI: Hyundai Heavy Industries, NACKS: Nantong Cosco KHI Engineering Co. Ltd

(1)	Acquired on October 18, 2005.

(2)	Acquired on December 4, 2007. Formerly named Overseas Newcastle.

(3)	Acquired on March 2, 2011.

(4)	Acquired on May 27, 2011.

(5)	Acquired on February 17, 2014.

(6)	Acquired on May 30, 2014.

(7)	Acquired on September 17, 2014.

(8)
Delivery dates from HHI for six newbuildings: DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016 and DHT Puma on August 31, 2016.

In January 2014, we entered into agreements for the construction of three VLCCs at an average contract price of $97.3 million each.  The last of the three vessels was delivered on January 16, 2017.

In January 2017, we entered into an agreement with HHI for the construction of two VLCCs of 318,000 dwt that are scheduled for delivery in July and September 2018. As of March 21, 2017, we have made $16.5 million in predelivery payments related to the two newbuilding contracts. The remaining predelivery payments will be $16.5 million in both 2017 and in 2018.  The final payments at delivery of the two vessels assume we exercise the options for the scrubbers will be $115.5 million, of which about $82.5 million we plan to fund with debt.

In February 2017, we have obtained a financing commitment to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017 through a secured credit facility (the “DNB/Nordea 2018 NB Credit Facility”) that will be between and among DNB and Nordea, as lenders, two special purpose companies (direct wholly-owned subsidiaries of us, the “DNB/Nordea Borrowers”), and us, as guarantor.  The DNB/Nordea Borrowers will be permitted to borrow up to $82.5 million under the DNB/Nordea 2018 NB Credit Facility.  The DNB/Nordea 2018 NB Credit Facility, which is divided 50/50 between a term loan and a revolving credit facility, will be for a five-year term.  Borrowings will bear interest at a rate equal to a margin of 250 basis points plus LIBOR.

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

INSPECTION BY A CLASSIFICATION SOCIETY

Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry.  The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member.  Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness:every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys.  Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs which have to be made by the ship-owner within the time limit prescribed.  Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection.  Special surveys always require drydocking.

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

INTERNATIONAL MARITIME ORGANIZATION

Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution.  In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs”, to be established with more stringent controls on sulfur emissions.  Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs.  We believe that all of our vessels are currently compliant with these regulations.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which are to be phased in by 2020, and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016.  The United States ratified these Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.”  Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.”Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  These conventions also limit the liability of the shipowner under certain circumstances to specified amounts that have been revised from time to time and are subject to exchange rates.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, in February 2004.  The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  The BWM Convention was ratified in September 2016 and will come into force in September 2017. The cost of compliance with such ballast water treatment requirements, including the installation of ballast water treatment systems, could increase for ocean carriers, and these costs may be material.  Although a number of our vessels already include ballast water treatment systems, our other vessels will require installation of such systems at a future drydocking.

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

IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans, or “SOPEPs.”Periodic training and drills for response personnel and for vessels and their crews are required.  In addition to SOPEPs, the Technical Managers have adopted Shipboard Marine Pollution Emergency Plans for our vessels, which cover potential releases not only of oil but of any noxious liquid substances.

U.S. REQUIREMENTS

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA.”OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States.  CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea.  Both OPA and CERCLA impact our business operations.

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

OPA also amended the federal Water Pollution Control Act, or “Clean Water Act,” to require owners and operators of vessels to adopt vessel response plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.”In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required.  Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard.  In addition, the U.S. Coast Guard has proposed similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

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

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters.  The marine diesel engine emission standards are currently limited to engines beginning with the 2004 model year.  In April 2010, the EPA adopted new emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.  The emission standards apply in two stages:near-term standards apply to engines constructed on or after January 1, 2011, and long-term standards, requiring an 80% reduction in nitrogen dioxides (NOx), apply to engines constructed on or after January 1, 2016.  Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

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

The MEPC has designated the area extending 200 miles from the United States and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments.  The new ECA entered into force in August 2012, whereupon fuel used by all vessels operating in the ECA could not exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015.  Effective January 1, 2016, NOx after-treatment requirements also apply.  Additional ECAs include the Baltic Sea, North Sea and Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

EUROPEAN UNION TANKER RESTRICTIONS

The European Union has adopted legislation that will:(1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.  In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

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

GREENHOUSE GAS REGULATION

Concerns surrounding climate change may lead certain international, or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015 the United Nations Framework Convention on Climate Change, or UNFCCC, adopted the Paris Agreement, a new international framework with the intent of reducing global GHG emissions, which is set to take effect by 2020. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016.  Although the Paris Agreement does not require parties to the agreement to adopt emissions controls for the shipping industry, a new treaty or other applicable requirements could be adopted in the future that includes such restrictions.

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

In the United States, the EPA promulgated regulations in May 2010 that regulate certain emissions of greenhouse gases.  Although these regulations do not cover greenhouse gas emissions from vessels, the EPA may decide in the future to regulate such emissions and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries as of December 31, 2016, except as otherwise noted.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of Ownership
Ann Tanker Corporation	DHT Ann	Marshall Islands	100%
Cathy Tanker Corporation	DHT Cathy	Marshall Islands	100%
Chris Tanker Corporation	DHT Chris	Marshall Islands	100%
DHT Chartering, Inc.		Marshall Islands	100%
DHT Eagle, Inc.	DHT Eagle	Marshall Islands	100%
DHT Management AS		Norway	100%
DHT Maritime, Inc.		Marshall Islands	100%
DHT Phoenix, Inc.	DHT Phoenix	Marshall Islands	100%
Newcastle Tanker Corporation		Marshall Islands	100%
Sophie Tanker Corporation	DHT Sophie	Marshall Islands	100%
DHT Hawk, Inc.	DHT Hawk	Marshall Islands	100%
DHT Falcon, Inc.	DHT Falcon	Marshall Islands	100%
DHT Condor, Inc.	DHT Condor	Marshall Islands	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
Samco Shipholding Pte. Ltd.		Singapore	100%
Samco Gamma Ltd	DHT Scandinavia	Cayman Islands	100%
Samco Delta Ltd	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd	DHT China	Cayman Islands	100%
Samco Eta Ltd	DHT Amazon	Cayman Islands	100%
Samco Kappa Ltd	DHT Redwood	Cayman Islands	100%
Samco Theta Ltd	DHT Sundarbans	Cayman Islands	100%
Samco Iota Ltd	DHT Taiga	Cayman Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger(1)	Marshall Islands	100%

(1)	Vessel not yet delivered as of December 31, 2016. The DHT Tiger was delivered on January 16, 2017.

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company─Business Overview─Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 21 crude oil tankers, all of which are wholly-owned by DHT Holdings.  The fleet consists of 19 VLCCs and two Aframax tankers.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt” and Aframaxes are tankers ranging in size from 80,000 to 120,000 dwt.  As of the date of this report, eight of the vessels are on fixed-rate time charters for periods of up to 4½ years.  Thirteen vessels are operating in the spot market.  The fleet operates on international routes and has a combined carrying capacity of 6,087,095 dwt and an average age of approximately 7.4 years.  In 2013 and 2014, we entered into agreements for six newbuilding VLCCs to be constructed at HHI with a combined carrying capacity of approximately 1,799,400 dwt.  The last of the six newbuildings was delivered on January 16, 2017.

In January 2017, we entered into an agreement with Hyundai Heavy Industries for the construction of two VLCCs of 318,000 dwt scheduled for delivery in July and September 2018.

We have entered into ship management agreements with two technical managers: Goodwood Ship Management Pte. Ltd. and V.Ships (France).  Goodwood Ship Management is owned 50% by DHT and manages our vessels flying the Marshall Islands and Hong Kong flags.  V. Ships (France) manages the three vessels flying the French flag.  The technical managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.  For vessels chartered on a bareboat basis, the charterer generally is responsible for paying all operating costs.

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

Our revenues are principally derived from time charter hire and by vessels operating in the spot market.  Freight rates are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy and commercial and strategic stock building, among other things.  The number of vessels is affected by the construction of new vessels and by the retirement of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values (Refer to “Item 3. Risks Relating to Our Industry”).

Our expenses consist primarily of cost of bunkers, vessel operating expenses, interest expense, depreciation expense, impairment charges, insurance premium expenses, vessel taxes, financing expenses and general and administrative expenses.

With respect to vessels on time charters, the charterers generally pay us charter hire monthly, fully or partly, in advance.  .  With respect to vessels operating in the spot market, our customers typically pay us the freight upon discharge of the cargo.  We fund daily vessel operating expenses under our ship management agreements monthly in advance.  We are required to pay interest under our secured credit facilities quarterly or semiannually in arrears, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes, registration dues and classification expenses annually.

OUTLOOK FOR 2017

The limited fleet growth in 2013, 2014 and 2015 combined with demand growth for oil transportation and longer transportation distances primarily drove a market recovery through 2016. In particular, the market in 2015 was boosted by OPEC’s decision in November 2014 to increase their market share and thereby increase the production and supply of oil to the market. Despite a strong earnings environment, asset values dropped some 25-30% during 2016 and are now close to the trough levels we saw in 2013. We think we have reached a period of attractive asset prices whereby we will gradually focus on investment and fleet renewal. We expect the freight market in 2017 to be choppy as a result of the combination of deliveries of new ships in 2017 and OPEC’s oil supply cut planned for the first half of 2017. We will continue to focus on prudent capital management and robust cash break-even levels for our fleet in combination with quality operations and a mixture of time charter contracts and spot based freight contracts. As of March 1, 2017, 30% of our total revenue days for 2017 were covered by time charter contracts. We expect the freight market to continue to be cyclical, volatile and seasonal and with part of our fleet with spot market exposure, it could impact our results through volatility in our revenues.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2016, included as Item 18 of this report.

Revenue Recognition

During 2016, our vessels generated revenues from time charters and by operating in the spot market (voyage charters).  In prior years, some of our vessels have also generated revenues from operating in pools.  Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

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

In the third quarter of 2016 we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $76.6 million due to the decline in values for second hand tankers.The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.26%.  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.If the estimated WACC had been 1% higher, the impairment charge for that quarter would have been $136.3 million and if the estimated WACC had been 1% lower, the impairment charge for that quarter would have been $34.2 million.If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $178.9 million.

In the first quarter of 2016 we recorded an impairment charge of $8.1 million related to the DHT Target which was agreed sold.  The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price. The vessel was delivered to the buyers in May 2016.

In 2015, we did not perform an impairment test because we concluded that there were no indicators of impairment or reversal of prior impairment.  .

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2016.

Vessel	Built	Vessel Type	Purchase Month	Purchase Price		Carrying Value (12/31/2016)	Estimated Charter Free Fair Market Value* (12/31/2016)
(Dollars in thousands)
DHT Ann**	2001	VLCC	Oct. 2005	124,829		29,174	26,500
DHT Cathy**	2004	Aframax	Oct. 2005	70,833		19,447	17,500
DHT Chris**	2001	VLCC	Oct. 2005	124,829		23,216	23,216
DHT Sophie**	2003	Aframax	Oct. 2005	68,511		17,523	16,000
DHT Phoenix	1999	VLCC	Mar. 2011	55,000		23,653	22,000
DHT Eable	2002	VLCC	May 2011	67,000		31,381	29,000
DHT Falcon	2006	VLCC	Feb. 2014	47,500		42,158	39,500
DHT Hawk	2007	VLCC	Feb. 2014	50,500		42,542	43,000
DHT Condor	2004	VLCC	May 2014	49,000		42,076	34,000
DHT Europe	2007	VLCC	Sept. 2014	67,700		55,417	44,500
DHT China***	2007	VLCC	Sept. 2014	67,700		57,059	44,500
DHT Amazon***	2011	VLCC	Sept. 2014	90,540		75,833	61,000
DHT Scandinavia	2006	VLCC	Sept. 2014	62,950		52,026	44,000
DHT Taiga***	2012	VLCC	Sept. 2014	95,300		78,505	65,000
DHT Redwood***	2011	VLCC	Sept. 2014	90,540		78,001	61,000
DHT Suburbans***	2012	VLCC	Sept. 2014	95,300		72,406	65,000
DHT Jaguar	2015	VLCC	Nov. 2015	101,700		89,887	79,000
DHT Leopard	2016	VLCC	Jan. 2016	100,524	****	90,757	84,500
DHT Lion	2016	VLCC	Mar. 2016	95,049	****	91,087	84,500
DHT Panther	2016	VLCC	Aug. 2016	95,306	****	92,055	84,500
DHT Puma	2016	VLCC	Aug. 2016	95,106	****	92,169	84,500

*
Estimated charter free fair market value is provided for informational purposes only.  These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel.  They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement. Management use these broker valuations in calculating compliance with debt covenants. Management also use them as one consideration point in determining if there are indicators of impairment, however management does not believe that a broker value lower than book value in itself is an indicator of impairment. Management calculates recoverable amounts, using the value in use model, only when indicators of impairment exists.  In connection with the vessels’ increasing age and market development, a decline in vessel values could take place in 2017.

**
Purchase price is pro rata share of en bloc purchase price paid for vessels in connection with our initial public offering (“IPO”) in October 2005. Charter free fair market value for DHT Chris is equal to agreed net sales price.

***	Carrying value does not include value of time charter contracts.
****	Includes pre-delivery expenses including supervision, upstoring and bank financing commitment fee.

With respect to some of our vessels, we believe the charter-free fair market value was less than their carrying value as of December 31, 2016 and with respect to some of our vessels, the charter-free fair market value was above their carrying value as of December 31, 2016.  In aggregate, the the carrying value of our vessels (not including the value of time charter contracts) as of December 31, 2016 was above the charter free fair market value by approximately $143.7 million.  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. However, except for the vessel impairments described above, we concluded that no other vessels had indicators of impairment or reversal of prior impairment during 2016. Refer to Note 6 for additional information.

Stock Compensation

Management of the company receive, amongst others, remuneration in the form of restricted common stock that is subject to vesting conditions.  Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.  For the year 2016, a total of 900,000 shares of restricted stock were awarded to management and the board of directors vesting with equal amounts in February 2017, February 2018 and February 2019 subject to continued employment or office, as applicable.  The estimated fair value at grant date was equal to the share price at grant date.

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

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues declined by $9.1 million, or 2.5%, to $356.0 million in 2016 from $365.1 million in 2015.  The decline from 2015 to 2016 is due to lower rates and an increase in scheduled drydockings in 2016 offset by an increase in the fleet due to the delivery of newbuildings (partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016).  Total revenue days increased from 6,596 in 2015 to 7,020 in 2016 as a result of an increase in the fleet. Shipping revenues increased by $214.3 million, or 142%, to $365.1 million in 2015 from $150.8 million in 2014.  The increase was due to a larger fleet including the addition of seven vessels through the Samco acquisition in September 2014 and a stronger market.  In connection with the acquisition of the seven Samco vessels in September 2014, total revenue days increasing from 4,484 in 2014 to 6,596 in 2015.

Voyage expenses declined by $3.5 million to $65.3 million in 2016 from $68.9 million in 2015.  The decrease was mainly due to lower bunker prices for the vessels in the spot market partly offset by an increase in the fleet and more vessels operating in the spot market in 2016. Voyage expenses increased by $19.6 million to $68.9 million in 2015 from $49.3 million in 2014.  The increase was mainly due to an increase in the fleet and more vessels operating in the spot market offset by lower bunker prices in 2015.

Vessel operating expenses increased by $2.1 million to $61.9 million in 2016 from $59.8 million in 2015.  The increase is mainly due to an increase in the fleet. Vessel operating expenses increased by $17.0 million to $59.8 million in 2015 from $42.8 million in 2014.  The increase is mainly due to an increase in the fleet.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, increased by $5.6 million to $84.3 million in 2016 from $78.7 million in 2015.  The increase was mainly due to the delivery of newbuildings partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016.  Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, increased by $33.6 million to $78.7 million in 2015 from $45.1 million in 2014.  The increase was due to an increase in the fleet and the reversal of prior impairment charge of $31.9 million in 2014, which increased the depreciable amount.    We had a loss on sale of vessels of $0.8 million in 2015.

Impairment charges totaled $84.7 million in 2016 due to the decline in values for second hand tankers.  There were no impairment charges or reversals of prior impairment charges in 2015.  In connection with the improvement in the tanker markets and the increase in vessel values, the carrying value of the fleet was adjusted in the fourth quarter of 2014 through a reversal of prior impairment charges totaling $31.9 million.    Please refer to Item 5 – “Operating and Financial Review and Prospects – Critical Accounting Policies – Carrying Value and Impairment” for a discussion of the key reasons for the impairment charges in 2016 and the reversal of prior impairment charges in 2014.

General and administrative expenses in 2016 was $19.4 million (of which $6.9 million was non-cash cost related to restricted share agreements for our management and board of directors).  General and administrative expenses in 2015 was $21.6 million (of which $7.4 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $18.1 million in 2014 (of which $3.2 million was non-cash).  The increase reflects the addition of the Samco organization from September 2014 and building up DHT’s in-house commercial department, partly offset by lower expensed transaction fees in 2015.

General and administrative expenses for 2016, 2015, 2014 and 2013 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $31.2 million in 2016 compared to $29.9 million in 2015.  The increase was mainly due to an increase in debt used to finance to the newbuildings delivered. Net financial expenses were $29.9 million in 2015 compared to $14.4 million in 2014.  The increase is mainly due to an increase in debt related to the vessels acquired in September 2014 as part of the Samco acquisition, the issue of the $150 million convertible senior notes in September 2014 and the expense related to previously unamortized upfront fees related to the financing of the Samco Scandinavia that was refinanced in the second quarter of 2015, partly offset by fair value gain on derivative financial instruments of $3.6 million in 2015 compared to $0.5 million in 2014.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry.  Our use of cash relates to our voyage expenses, operating expenses, charter hire expenses, payments of interest, payments of insurance premiums, payments of vessel taxes, the payment of principal under our secured credit facilities, capital expenses related to periodic maintenance of our vessels, payment of dividends, securities repurchases and investment in vessels including newbuilding contracts.  In addition to investing cash generated from operations in vessels including newbuilding contracts, we also finance our vessel acquisitions with a combination of debt secured by our vessels, the issuance of convertible senior notes and the sale of equity.  We fund our working capital requirements with cash from operations.  We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance.  With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo.

In February 2016, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through February 2017 and may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance. In 2016, the company repurchased $27.0 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 91.7% of the face amount and also repurchased 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share.  In January 2017, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through March 2018 and may be suspended or discontinued at any time.

Since 2014, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  While dividends are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control, in July 2015 our board of directors approved a dividend policy to pay stockholders of record an intended dividend of at least 60% of ordinary net income per share (adjusted for extraordinary items) commencing with the second quarter of 2015. In November 2016, our board of directors revised the dividend and capital allocation policy to return at least 60% of its ordinary net income (adjusted for exceptional items) to shareholders in the form of quarterly cash dividends and/or through repurchases of securities, including repurchases of the 4.50% convertible senior notes due 2019  (refer to “Item 3. Risk Factors–we may not pay dividends in the future”).

Operating period	Total Payment	Per common share	Record date	Payment date
Jan. 1-March 31, 2014	$1.4 million	$0.02	May 14, 2014	May 22, 2014
April 1-June 30, 2014	$1.4 million	$0.02	Sept. 9, 2014	Sept. 17, 2014
July 1-Sept. 30, 2014	$1.9 million	$0.02	Nov. 20, 2014	Nov. 26, 2014
Oct. 1-Dec. 31, 2014	$4.6 million	$0.05	Feb. 10, 2015	Feb. 19, 2015
Jan. 1-March 31, 2015	$13.9 million	$0.15	May 13, 2015	May 22, 2015
April 1-June 30, 2015	$13.9 million	$0.15	Aug. 12, 2015	Aug. 20, 2015
July 1-Sept. 30, 2015	$16.7 million	$0.18	Nov. 17, 2015	Nov. 25, 2015
Oct. 1-Dec. 31, 2015	$19.7 million	$0.21	Feb. 16, 2016	Feb. 24, 2016
Jan. 1-March 31, 2016	$23.3 million	$0.25	May 16, 2016	May 25, 2016
April 1-June 30, 2016	$21.5 million	$0.23	Aug. 24, 2016	Aug. 31, 2016
July 1-Sept. 30, 2016	$1.9 million	$0.02	Nov. 16, 2016	Nov. 23, 2016
Oct. 1-Dec. 31, 2016	$7.5 million	$0.08	Feb. 14, 2017	Feb. 22, 2017

Although market conditions have remained strong recently, the cash flow from the operations of our vessels in 2017 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

Working capital, defined as total current assets less total current liabilities, was $104.2 million at December 31, 2016 compared to $165.4 million at December 31, 2015.  The decrease in working capital in 2016 was mainly due to a reduction in the cash balance as a result of paying pre-delivery newbuilding installments and also due to an increase in the current portion of long term debt offset by an increase in assets held for sale. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents was $109.3 million at December 31, 2016 and $166.8 million at December 31, 2015.  In 2016, net cash provided by operating activities was 194.0 million, net cash used in investing activities was $213.0 million (mainly related to investment in vessels under construction of $222.1 million and investment in vessels of $13.3 million offset by proceeds from sale of vessels of $22.2 million) and net cash used in financing activities was $38.5 million (mainly related to cash dividends paid of $66.4 million, repayment of long-term debt of $164.0 million and purchase of treasury shares and convertible bonds totaling $27.4 offset by the issuance of long-term debt of $219.3 million).  As of December 31, 2016, we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $48.7 million related to one newbuilding.  The cash balance as of December 31, 2016 and issuance of long term debt in 2016 includes $48.7 million relating to the financing for one of the VLCC newbuildings, which was drawn in 2016 in advance of the delivery of the vessel on January 16, 2017.

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

In 2016, net cash provided by operating activities was $194.0 million compared to $181.5 million in 2015.  This increase is mainly due to the positive change in working capital in 2016 offset by lower net income (after adjusting for the impairment charge) in 2016. In 2015, net cash provided by operating activities was $181.5 million compared to $30.6 million in 2014.  The increase was mainly due to an increase in net income offset by changes in working capital (mainly related to an increase in accounts receivables and accrued revenues and a decrease in accounts payables and accrued expenses offset by a decrease in bunkers, lube oils and consumables).   Net cash used in investing activities was $213.0 million in 2016 compared to $125.9 million in 2015.  In 2016, investing activities mainly related to investment in vessels under construction of $222.1 million and vessels undergoing special survey and drydocking totalling of $13.3 million offset by proceeds from sale of vessels of $22.2 million. Net cash used in investing activities was $125.9 million in 2015 compared to $551.3 million in 2014.  In 2015, investing activities mainly related to investment in vessels under construction of $142.6 million offset by proceeds from sale of vessels of $26.5 million.   Net cash used by financing activities in 2016 was $38.5 million, compared to $55.5 million in 2015.  Net cash used by financing activities in 2016 mainly related to cash dividends paid of $66.4 million, purchase of treasury shares of $2.0 million, purchase of convertible bonds of $25.3 million and repayment of long term debt of $164.0 million partly offset by $219.3 million related to issuance of long term debt.  Net cash used by financing activities in 2015 was $55.5 million, compared to $561.3 million in 2014.  Net cash used by financing activities in 2015 mainly related to cash dividends paid of $49.2 million, repayment of long-term debt of $105.7 million offset by issuance of long-term debt of $99.4 million.    We had $701.5 million of total debt outstanding at December 31, 2016, compared to $662.5 million at December 31, 2015 and $661.3 million at December 31, 2014.

During 2017, five of our vessels are required to be drydocked, three VLCCs in the second quarter and two VLCCs in the third quarter.  Each vessel is expected to have an estimated 25-30 days off hire and an estimated total cost per vessel from $1.7 to $2.5 million depending on the vessel.  The total drydocking costs estimated to the $10.2 million will be financed through our financial resources. Including the pre-delivery payments related to the DHT Tiger which was delivered on January 16, 2017 and the two vessels to be constructed pursuant to the agreements with HHI, we estimate our capital expenditures for 2017 will be approximately $44.7 million.  The final payment at delivery of the DHT Tiger in January 2016 was funded with debt financing.

For additional information on events in 2017, please refer to “Item 4.B.  Recent Developments.”

Secured Credit Facilities and Convertible Senior Notes

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities.  Because the following is only a summary, it does not contain all information that you may find useful.

The RBS Credit Facility

In October 2005, DHT Maritime and its subsidiaries entered into a $401.0 million secured credit facility with RBS for a term of ten years, with no principal amortization for the first five years (the “RBS Credit Facility”).  The RBS Credit Facility consisted of a $236.0 million term loan, a $150.0 million vessel acquisition facility and a $15.0 million working capital facility.  DHT Maritime was the borrower under the RBS Credit Facility and its vessel-owning subsidiaries were the sole guarantors of its performance thereunder.  The RBS Credit Facility was secured by, among other things, a first priority mortgage and assignment of earnings on each of the vessels that were owned by DHT Maritime’s subsidiaries and a pledge of the balances in certain bank accounts on each of the vessels that was owned by DHT Maritime’s subsidiaries. As of December 31, 2015, DHT Maritime’s borrowings under the RBS Credit Facility were $80.5 million. The RBS Credit Facility was repaid in full in September 2016 in connection with the amendment of the Nordea/DNB Credit Facility (discussed below).

The DHT Phoenix Credit Facility

In February 2011, DHT Phoenix, Inc., a wholly-owned subsidiary of DHT Holdings, entered into a $27.5 million secured credit facility with DVB for a term of five years (the “DHT Phoenix Credit Facility”).  The DHT Phoenix Credit Facility is guaranteed by DHT Holdings.  Borrowings under the DHT Phoenix Credit Facility bear interest at an annual rate of LIBOR plus a margin of 2.75%.

The full amount of the DHT Phoenix Credit Facility was borrowed on March 1, 2011 and was repayable in 19 quarterly installments of $0.6 million from June 1, 2011 to December 1, 2015, and a final payment of $15.9 million on March 1, 2016.  The DHT Phoenix Credit Facility was repaid in full in June 2015.

The DHT Eagle Credit Facility

In May 2011, DHT Eagle, Inc., a wholly-owned subsidiary of DHT Holdings, entered into a $33.5 million secured credit facility with DNB for a term of five years (the “DHT Eagle Credit Facility”).  The DHT Eagle Credit Facility is guaranteed by DHT Holdings.  Borrowings under the DHT Eagle Credit Facility bear interest at an annual rate of LIBOR plus a margin of 2.50%.

The full amount of the DHT Eagle Credit Facility was borrowed on May 27, 2011 and was repayable in 19 quarterly installments of $0.625 million from August 27, 2011 to February 27, 2016 and a final payment of $21.6 million on May 27, 2016.  The DHT Eagle Credit Facility was repaid in full in October 2015.

The DHT Falcon and DHT Hawk Credit Facility

In February 2014, two wholly-owned subsidiaries of DHT Holdings, DHT Falcon Limited and DHT Hawk Limited (the “Borrowers”) entered into a credit facility (the “DHT Falcon and DHT Hawk Credit Facility”) for up to $50.0 million with DNB, as lender, and us as guarantor.  In connection with the delivery of the DHT Falcon and DHT Hawk in February 2014, the Borrowers borrowed $49.0 million under the credit facility.  Borrowings bear interest at an annual rate of LIBOR plus a margin of 3.25%.The DHT Falcon and DHT Hawk Credit Facility was repayable in 20 quarterly installments of $1.0.million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019.

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

The Credit Agricole Credit Facility/The New Credit Agricole Credit Facility

In October 2006, Samco Gamma Ltd, a wholly owned subsidiary, entered into a $49.0 million secured credit facility with Credit Agricole for the financing of the Samco Scandinavia (the “Credit Agricole Credit Facility”).  In connection with DHT’s acquisition of Samco in September 2014, we entered into an agreement with Credit Agricole to amend the Credit Agricole Credit Facility whereby, upon satisfaction of certain conditions, borrowings under the agreement bear interest at an annual rate of LIBOR plus a margin of 1.60% and the financial obligations under the credit facility are guaranteed by us.

As of December 31, 2014, the total outstanding under the Credit Agricole Credit Facility was $40.7 million and was repayable in seven quarterly installments of approximately $1.0 million each from March 2015 to September 2016 and a final payment of $33.9 million in December 2016.

On June 22, 2015 we entered into an agreement with Credit Agricole to refinance the outstanding amounts under the Credit Agricole Credit Facility that financed the Samco Scandinavia as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “New Credit Agricole Credit Facility”) that will be between and among Credit Agricole as lender, two special purpose companies (Samco Gamma Ltd. and DHT Tiger Limited which  are direct wholly-owned subsidiary of us, the “Credit Agricole Borrowers”), and us, as guarantor.  Samco Gamma Ltd. was permitted to borrow the full amount of the New Credit Agricole Credit Facility in June 2015 (“Tranche A”) and DHT Tiger Limited will be permitted to borrow up to $50.0 million under the New Credit Agricole Credit Facility in connection with the delivery of the DHT Tiger from HHI (“Tranche B”).  $48.7 million was drawn under Tranche B in 2016 in advance of the delivery of the DHT Tiger on January 16, 2017.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%.  Tranche A was repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023.  Subsequent to a voluntary prepayment of $5.0 million in June 2016, Tranche A is repayable with 30 quarterly installments of $0.97 million each. Tranche B is repayable in 28 quarterly installments of $0.7 million from March 2017 to December 2023 and a final payment of $30.6 million in December 2023.

The New Credit Agricole Credit Facility is secured by, among other things, a first priority mortgage on the Samco Scandinavia and the DHT Tiger, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the Borrowers’ bank accounts and a first priority pledge over the shares in the Borrowers.  The New Credit Agricole Credit Facility contains covenants that prohibit the Borrowers, among other things, from incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

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

In July 2016, the credit facility was amended whereby the DHT Amazon (renamed from Samco Amazon) and the DHT Europe (renamed from Samco Europe) was replaced by DHT Hawk, DHT Falcon and DHT Eagle and the quarterly installments changed to $5.8 million and a final payment of $190.4 million due in December 2019.

The ABN AMRO Credit Facility

In July 2014, we obtained a secured term loan facility totaling $141.0 million (across all three tranches) to fund the acquisition of three VLCCs from HHI (the “ABN AMRO Credit Facility”) between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”), DVB and Nordea or any of their affiliates, each as lenders, three special purpose companies (each, a direct wholly-owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor. The first vessel was to be delivered on March 15, 2016, the second on August 5, 2016 and the third on August 31, 2016.  The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and final payments of $33.2 million in the first quarter of 2021 and $62.7 million in the third quarter of 2021 at final maturity (assuming no additional repayments discussed below). In addition to the scheduled instalments, each borrower shall in the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon payment. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

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

As of December 31, 2016, all three vessels financed by the ABN AMRO Credit Facility had been delivered by HHI and all three tranches had been drawn.

The Danish Ship Finance Credit Facility

In November 2014, we executed a credit facility (the “Danish Ship Finance Credit Facility”) to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S as lender, a vessel-owning company, as borrower, and us as guarantor.  The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015.  The borrower is permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility.  The Danish Ship Finance Credit Facility is for a five-year term from the date of the first drawdown in November 2015, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity.

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

The Nordea/DNB Credit Facility

In October 2015, we executed a credit facility (the “Nordea/DNB Credit Facility”) totaling $50.0 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a vessel-owning company, as borrower, and us, as guarantor.  The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015.  The Nordea/DNB Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $0.6 million each commencing three months after drawdown and a final payment of $37.5 million at final maturity.

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

In September 2016, the remaining four vessels financed under the RBS Credit Facility (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the Nordea/DNB Credit Facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris (which was delivered to the buyers in January 2017), the credit facility became repayable in quarterly installments of $1.3 million with a final payment of $13.1 million due in August 2019.

The ABN AMRO Revolving Credit Facility

In November 2016, the Company entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships (the “ABN AMRO Revolving Credit Facility”), between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of their affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd. as borrowers (each, a direct wholly-owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor. The financing bears interest at a rate equal to Libor + 2.50%.  As of December 31, 2016 there were no amounts outstanding under the ABN AMRO Revolving Credit Facility.  Availability under the facility is reduced by $1.3 million quarterly. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and the Borrowers and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150 million principal amount of convertible senior notes in a private placement. We funded the acquisition of the shares in Samco with the net proceeds of the September 2014 Registered Direct Offering of common stock and concurrent private placement of convertible senior notes due 2019 to institutional accredited investors, plus cash on hand. We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments.  We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 15, 2017 the conversion price is $6.5097.  In 2016 we acquired in the open market $27 million in aggregate principal amount of our convertible senior notes at an average price of 91.7% of par.  The subsequent outstanding amount is then $123 million.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2016, our long-term contractual obligations were as follows:
	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt (1)	$87,174	$71,928	$390,318	$101,066	$108,839	$106,533	$865,858
Vessels to be constructed (2)	$32,941	$131,765	$—	$—	$—	$—	$164,705
Total	$120,115	$203,693	$390,318	$101,066	$108,839	$106,533	$1,030,564

(1)
Amounts shown include contractual installment and interest obligations on $259.8 million under the Nordea Credit Facility, $76.0 million under the New Credit Agricole Credit Facility, $46.8 million under the Danish Ship Finance Credit Facility, $85.4 million under the Nordea/DNB Credit Facility, $130.7 million under the ABN AMRO Credit Facility and $123.0 million under the convertible senior notes.  The interest obligations have been determined using a LIBOR of 1.00% per annum plus margin.  The interest on $259.8 million is LIBOR + 2.50%, the interest on $76.0 million is LIBOR + 2.19%, the interest on $46.8 million is LIBOR + 2.25%, the interest on $47.5 million is LIBOR + 2.25%, the interest on $37.9 million is LIBOR + 2.75%, the interest on $130.7 million is LIBOR + 2.60% and the interest on $123.0 million is 4.50%.  Also, the five floating-to-fixed interest rate swaps with a notional amount totaling $127.6 million pursuant to which we pay a fixed rate ranging from 2.43% to 3.57% plus the applicable margin and receive a floating rate based on LIBOR have been included.  The interest on the balance outstanding is generally payable quarterly and in some cases semiannually.  With regards to the ABN AMRO Credit Facility each of the three borrowers shall, in the first three years, make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.  The above table does not include an estimate for any such amounts.

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

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2016 by approximately $4.7 million based upon our debt level as of December 31, 2016.  There are no material changes in market risk exposures from 2015 to 2016.  The notional amount as of December 31, 2016 includes the $123.0 million principal amount of the convertible senior notes which have a fixed interest rate of 4.50%.

As of December 31, 2016, we were party to five floating-to-fixed interest rate swaps with a notional amount totaling $127.6 million pursuant to which we pay a fixed rate ranging from 2.43% to 3.57% plus the applicable margin and receive a floating rate based on LIBOR.  As of December 31, 2016, we recorded a liability of $2.7 million relating to the fair value of the swaps.  The change in fair value of the swaps in 2016 has been recognized in our income statement.  The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We used swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2016, included as Item 18 of this report.

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

SAFE HARBOR

Applicable to the extent the disclosures required by this Item 5.of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	62	Class III Director and Chairman
Einar Michael Steimler	69	Class II Director
Robert N. Cowen	69	Class I Director
Joseph H. Pyne	69	Class II Director
Svein Moxnes Harfjeld	52	Co-Chief Executive Officer
Trygve P. Munthe	55	Co-Chief Executive Officer
Eirik Ubøe	56	Chief Financial Officer

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors.  Mr. Erik A. Lind has more than 37 years’ experience in corporate banking, global shipping and specialized and structured asset financing.  Mr. Lind is currently group Chief Executive Officer and a director of Tufton Oceanic Finance Group Limited and all its principal subsidiaries (including Tufton Oceanic (Isle of Man) Limited).  Prior to this he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA.  Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken.  Mr. Lind currently serves on the boards of Gram Car Carriers Holding Pte. Limited, and on the advisory board of A.M. Nomikos.  Mr. Lind holds a Master of Business Administration degree from the University of Denver.  Mr. Lind is a resident of Cyprus and a citizen of Norway.

Einar Michael Steimler—Director.  Mr. Einar Michael Steimler has over 43 years’ experience in the shipping industry.  From 2008 to 2011 he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International.  He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until the end of 2007.  Mr. Steimler serves as a non-executive director on the board of Scorpio Bulkers, Inc.  From 1998 to 2010, Mr. Steimler served as a Director of Euronav.  He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm.  He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.  Mr. Steimler is a resident and citizen of Norway.

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

DIRECTORS’ COMPENSATION

In 2016, each member of our board of directors was paid an annual fee of $75,000, plus reimbursement for expenses incurred in the performance of their duties as members of our board of directors.  We paid the chairman of the board an additional $65,000 to compensate for the extra duties incident to that office.  We paid the chairpersons of each of our compensation and nominating and corporate governance committees an additional $15,000 and we paid the chairperson of the audit committee an additional $20,000.  We paid an additional $6,000 to each of the other members of each committee.

For the year 2016, Mr. Lind, Mr. Steimler, Mr. Cowen and Mr. Pyne were each awarded 45,000 shares of restricted stock that vest in three equal amounts in February 2017, 2018 and 2019, subject to each such member of our board of directors remaining a member of our board of directors.  For the year 2015, Mr. Lind, Mr. Steimler, Mr. Cowen and Mr. Pyne were each awarded 40,000 shares of restricted stock that vest in three equal amounts in February 2016, 2017 and 2018, subject to each such member of our board of directors remaining a member of our board of directors.  For the year 2014, Mr. Lind, Mr. Steimler and Mr. Cowen were each awarded 42,500 shares of restricted stock that vest in three equal amounts in January 2016, 2017 and 2018, subject to each such member of our board of directors remaining a member of our board of directors.  In January 2016, the vesting dates in January 2017 and January 2018 were changed to February 2017 and February 2018.  We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

In 2016 our co-chief executive officer, Mr. Svein Moxnes Harfjeld, received an annual salary of USD 474,329 and a cash bonus of USD 1,150,00 and our co-chief executive officer, Mr. Trygve P. Munthe, received an annual salary of USD 465,117 and a cash bonus of USD 1,150,00.  Our chief financial officer, Mr. Eirik Ubøe, received an annual salary of USD 229,009 and a cash bonus of USD 125,000.  In addition, each executive officer participates in a defined benefit pension plan under which USD 60,907, USD 66,648 and USD 30,411 was set aside for each of the executives, respectively.  Also, each executive is reimbursed for expenses incurred in the performance of his duties as our executive officer and receives the equity-based compensation described below. The amounts above related to annual salary and pensions have been translated from NOK at an exchange rate of USD/NOK of 8.3987.

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

For the year 2015, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 235,000, 235,000 and 40,000 shares of restricted stock, respectively, which vest in three equal amounts in February 2016, 2017 and 2018, subject to continued employment with us. For the year 2014, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 255,000, 255,000 and 85,000 shares of restricted stock, respectively, which vest in three equal amounts in January 2016, 2017 and 2018, subject to continued employment with us.  In January 2016, the vesting dates in January 2017 and January 2018 were changed to February 2017 and February 2018.  For the year 2013, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 51,000, 51,000 and 20,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions.  For the year 2013, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 174,000, 174,000 and 55,000 shares of restricted stock, respectively, of which 50% of the shares of restricted stock vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us.  The remaining 50% of the shares of restricted stock conditionally awarded vest in three equal amounts in February 2015, 2016 and 2017, subject to continued employment with us and certain market conditions.  In January 2015, the vesting criteria for all restricted shares awarded in 2014 that vest subject to continued employment with us and certain market conditions was changed to be subject to continued employment only.  For the year 2016, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 255,000, 255,000 and 60,000 shares of restricted stock, respectively, which vest in three equal amounts in February 2017, 2018 and 2019, subject to continued employment with us.

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

Incentive Compensation Plans

We currently maintain five equity compensation plans, the 2005 Incentive Compensation Plan (as amended from time to time, the “2005 Plan”), the 2011 Incentive Compensation Plan (the “2011 Plan”), the 2012 Incentive Compensation Plan (the “2012 Plan”), the 2014 Incentive Compensation Plan (the “2014 Plan”) and the 2016 Incentive Compensation Plan (the “2016 Plan”) (together, the “Plans”).  The 2016 Plan was approved by our stockholders at our annual meeting on June 1, 2016.  The 2014 Plan was discontinued and replaced by the 2016 Plan.  Previously issued awards granted under the 2014 Plan, the 2012 Plan, the 2011 Plan and the 2005 Plan remain outstanding, but awards may no longer be granted under such Plans.

The Plans were established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The Plans are identical in all material respects, except that the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2016 Plan is 2,900,000.

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

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2016 Plan is 2,900,000.  If an award granted under the Plans is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plans.  However, no additional awards can be granted under the 2014 Plan, the 2012 Plan, the 2011 Plan and the 2005 Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the Plans and awards under the Plans as it deems equitable or desirable in its sole discretion.

Stock options

The compensation committee may grant (or, in the case of the 2014 Plan, the 2012 Plan, the 2011 Plan and the 2005 Plan, was able to grant) both ISOs and NSOs under the Plans.  Except as otherwise determined by the compensation committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plans) of our common stock on the date of grant.  In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant.  All options granted under the 2016 Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.  All options granted under the the 2014 Plan, 2012 Plan, the 2011 Plan and the 2005 Plan were NSOs unless the applicable award agreement expressly stated that the option was intended to be an ISO.

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

Cash incentive awards

Subject to the provisions of the 2016 Plan, the compensation committee may grant cash incentive awards payable upon the attainment of one or more individual, business or other performance goals or similar criteria.

Other stock-based awards

Subject to the provisions of the 2016 Plan, the compensation committee may grant to participants other equity-based or equity-related awards.  The compensation committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

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

Term of the 2016 Plan

No award may be granted under the 2016 Plan after June 11, 2019, the third anniversary of the date the 2016 Plan was approved by our stockholders.  The 2014 Plan, the 2012 Plan, the 2011 Plan and the 2005 Plan have been discontinued, and therefore awards may no longer be granted under such Plans.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of four directors, all of whom are independent under the applicable rules of the NYSE.  We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Mr. Erik Lind was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Robert N. Cowen was initially appointed in May 2010.  Mr. Joseph H. Pyne was initially appointed in September 2015.  The term of our Class III director, Mr. Lind, expires in 2018, the term of our Class I director, Mr. Cowen, expires in 2017 and the term of our Class II directors, Mr. Steimler and Mr. Pyne, expire in 2019.  Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 1, 2016, Mr. Lind was re-elected as our Class III director at our annual stockholders meeting on May 29, 2015, and Mr. Cowen was re-elected as our Class I director at our annual stockholders meeting on June 11, 2014.  On March 3, 2015, we announced that Rolf Wikborg resigned from our board of directors, having most recently served as a Class III director.

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

As of December 31, 2016, we had 15 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A Major Stockholders.”  See “Item 6.B Compensation” for a description of the company’s Incentive Compensation Plans under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 21, 2017.  We have one class of common stock outstanding with each outstanding share entitled to one vote.

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

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock(1)	Percentage of Shares of Common Stock(2)
Frontline Ltd. (3)	15,356,009	16.4%
Dimensional Fund Advisors LP (4)	7,666,037	8.1%
LSV Asset Management (5)	5,512,097	5.9%
Directors
Erik A. Lind (6)	214,754	*
Einar Michael Steimler (6)	211,264	*
Robert Cowen (6)	207,132	*
Joseph H. Pyne (7)	101,424	*
Executive Officers
Svein Moxnes Harfjeld (8)	922,585	1.0%
Trygve P. Munthe (8)	1,013,250	1.1%
Eirik Ubøe (9)	252,087	*
Directors and executive officers as a group (7 persons) (10)	2,922,497	3.1%

*	Less than 1%
(1)
Assumes conversion of all of the holder’s convertible senior notes at a conversion price of $6.5097 per share of common stock.  The conversion price of the convertible senior notes is subject to adjustments.  As a result, the number of shares of common stock issuable upon conversion of the convertible senior notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1) under the Exchange Act, using 94,622,903 shares of common stock issued and outstanding on March 21, 2017.
(3)
Based upon a Schedule 13D filed with the SEC on January 30, 2017 by Frontline, who, together with other entities over which John Fredriksen has indirect influence, including GHL World Ltd (“GHL”), Hemen Holding Limited (“Hemen”), Greenwich Holdings Limited (“Greenwich”) and C.K Limited, may be deemed to beneficially own 15,356,009 shares of DHT constituting 16.4% of the common shares of DHT.  All shares beneficially owned are shares of common stock. Based upon a Schedule 13D filed with the SEC on January 30, 2017 by Frontline, Hemen is the largest shareholder in Frontline, holding approximately 48.4% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and GHL. The principal business of C.K. Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members (the “Trusts”). The Trusts are the sole shareholders of Greenwich and indirect owners of Hemen and GHL. As a result of the foregoing, the total common shares reported as beneficially owned by each of Frontline, GHL, Hemen, Greenwich and C.K. Limited is reported as beneficially owned by Mr. Fredriksen.

(4)
Based upon a Schedule 13G filed with the SEC on February 09, 2017, by Dimensional Fund Advisors LP (“Dimensional”), who, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts.  For purposes of the reporting requirements of the Exchange Act, Dimensional is deemed to be a beneficial owner of such shares; however, Dimensional expressly disclaims that it is, in fact, the beneficial owner of such shares.  Dimensional possesses the sole power to vote or direct the vote of 7,442,657 shares of DHT Holdings, Inc. and the sole power to dispose or to direct the disposition of 7,666,037 shares of DHT Holdings, Inc.  All shares beneficially owned are shares of common stock.

(5)
Based upon a Schedule 13G filed with the SEC on February 06, 2016, by LSV Asset Management, who, as an investment advisor, possesses the sole power to direct the disposition of all shares of DHT Holdings, Inc. beneficially owned by LSV Asset Management and the sole power to vote 3,232,307 shares of DHT Holdings, Inc and the sole power to dispose or to direct the disposition of 5,512,097 shares of DHT Holdings, Inc.  All shares beneficially owned are shares of common stock.

(6)	Includes 57,500 shares of restricted stock subject to vesting conditions.
(7)	Includes 43,333 shares of restricted stock subject to vesting conditions.
(8)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018 with the exercise prices to be adjusted for dividends declared and paid subsequent to the grant date.  Includes 354,166 shares of restricted stock subject to vesting conditions.

(9)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 with the exercise prices to be adjusted for dividends declared and paid subsequent to the grant date.  Includes 83,335 shares of restricted stock subject to vesting conditions.

(10)	Includes 1,007,501 shares of restricted stock subject to vesting conditions.

Our major stockholders generally have the same voting rights as our other stockholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.  As of March 2, 2017, we had 27 shareholders of record, 24 of which were located in the United States and held an aggregate of 93,815,349 of our common shares, representing 99.2% of our outstanding common shares.  However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 93,759,803 of our common shares as of March 2, 2017.  Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

B.	RELATED PARTY TRANSACTIONS

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood.  As of December 31, 2016, Goodwood is the technical manager for 19 of the Company’s vessels.  In 2016, total technical management fees paid to Goodwood were $2,234 thousand. In 2015, total technical management fees paid to Goodwood were $1,943 thousand.

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

Further, we have issued certain guarantees for certain of our subsidiaries.  This mainly relates to our credit facilities: the Nordea Credit Facility, the New Credit Agricole Credit Facility, the Nordea/DNB Credit Facility, the Danish Ship Finance Credit Facility, the ABN Amro Credit Facility and the ABN Amro Revolving Credit Facility which are all guaranteed by DHT Holdings.

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

In November 2016, the company revised its capital allocation policy.  DHT intends to return at least 60% of its ordinary net income (adjusted for extraordinary items) to shareholders in the form of quarterly cash dividends and/or through repurchases of its securities. Further, DHT intends to allocate surplus cash flow, after dividends and/or repurchases, to acquire ships or to be used for general corporate purposes. The extent and allocation will depend on market conditions and other corporate considerations (refer to “Item 3. Risk Factors–we may not pay dividends in the future”). DHT will apply its updated capital allocation policy starting with the fourth quarter of 2016.

The timing and amount of dividend payments will be determined by our board of directors and could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.  As described above in reference to the capital allocation policy announced on July 22, 2015, our board of directors approved a dividend policy to pay stockholders of record an intended dividend of at least 60% of ordinary net income per share (adjusted for extraordinary items) commencing with the second quarter of 2015.  The dividends paid related to the four quarters of 2016 amounted to $0.25, $0.23, $0.02 and $0.08 per share of common stock, respectively.

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

The following table lists the high and low sales prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2012*	18.36	3.54
December 31, 2013	6.95	3.99
December 31, 2014	8.57	5.20
December 31, 2015	9.31	6.05
December 31, 2016	8.06	3.29

Quarter ended:
March 31, 2015	9.31	6.38
June 30, 2015	8.56	6.88
September 30, 2015	8.99	6.05
December 31, 2015	8.52	7.01
March 31, 2016	8.06	4.88
June 30, 2016	6.10	4.95
September 30, 2016	5.47	4.00
December 31, 2016	4.62	3.29
March 31, 2017 (1)	5.20	3.92

Month ended:
August 31, 2016	5.47	4.30
September 30, 2016	4.57	4.00
October 31, 2016	4.62	4.01
November 30, 2016	4.40	3.29
December 31, 2016	4.20	3.44
January 31, 2017	4.86	3.92
February 28, 2017	5.02	4.62
March 31, 2017 (2)	5.20	4.57

*	Share prices adjusted to account for 12-for-1 reverse stock split that became effective after the close of trading on July 16, 2012.
(1)	For the period of January 1, 2017 through March 21, 2017.
(2)	For the period of March 1, 2017 through March 21, 2017.

5.	TYPE AND CLASS OF SECURITIES
Not applicable.

6.	LIMITATIONS OF SECURITIES
Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED
Not applicable.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2016, we had outstanding 93,433,804 shares of common stock.  As of March 21, 2017, we had 94,622,903 shares of common stock outstanding and no shares of any class of preferred stock.  Additionally, 15,000 shares of preferred stock have been designated Series C Preferred Stock in connection with our adoption of the Rights Plan as described below under “Shareholder Rights Plan”. All of our shares of stock are in registered form, and as of December 31, 2016, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

In February 2016, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through February 2017 and may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance. In 2016, the company repurchased $27.0 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 91.7% of the face amount and 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share.  In January 2017, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through March 2018.

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

Series C Participating Preferred Stock

In connection with the Rights Plan adopted in January 2017, we designated and issued 15,000 shares of a new series of preferred stock, Series C Participating Preferred Stock, par value $0.01 per share.  The terms of the Series C Participating Preferred Stock are governed by a Certificate of Designation attached as Exhibit 3.1 to the Report on 6-K filed with the SEC in January 2017, which is incorporated by reference to this report.

Shareholder Rights Plan

In January 2017, DHT’s board of directors adopted the Rights Plan and declared a dividend of one Right for each outstanding share of common stock, par value $0.01 per share, of DHT to purchase from DHT one ten-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of DHT at a price of $22.00 per one ten-thousandth of a share of Series C Junior Participating Preferred Stock, subject to adjustment as provided in the Rights Agreement.  The dividend was payable to shareholders of record at the close of business on February 9, 2017 (the “Record Date”).  The description and terms of the Rights are set forth in the Rights Agreement.

We have summarized the material terms and conditions of the Rights Agreement and the Rights below. For a complete description of the Rights, we encourage you to read the Rights Agreement, which we have incorporated by reference to this report.

Detachment of Rights

The Rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The Rights are not exercisable until after the rights distribution date (defined below) and will expire on January 28, 2018, unless we redeem or exchange them earlier or upon the occurrence of certain transactions. The Rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates (the “Distribution Date”):


10 days following the first public announcement that a person or group of affiliated or associated persons or an “Acquiring Person” has acquired or obtained the right to acquire beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our outstanding common stock; or


such date (prior to such time as any person or group of affiliated persons becomes an Acquiring Person), if any, as may be determined by action of the board of directors following the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date upon transfer or new issuances of common stock will contain a legend incorporating the Rights Agreement by reference (and notice of such legend will be furnished to holders of book entry shares).

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Flip-in Trigger

A “flip-in trigger” will occur under the Rights Agreement when a person becomes an Acquiring Person. If a flip-in event occurs, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the exercise price of the Right.

Flip-Over Trigger

A “flip-over trigger” will occur under the Rights Agreement when, at any time after a person has become an Acquiring Person:

	we are acquired in a merger or other business combination transaction; or

	50% or more of our consolidated assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a Right will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such Right.

Exchange Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of common stock, the board of directors may exchange the Rights (other than Rights owned by such Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for shares of common stock or preferred stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of common stock, or a fractional share of any preferred stock equivalent in value thereto, per Right.

Anti-Dilution Provisions

The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, (ii) upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of the preferred stock or (iii) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (other than regular periodic cash dividends or dividends payable in preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

Redemption of Rights

At any time prior to the time any person or group becomes an Acquiring Person, the board of directors may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”) payable, at our option, in cash, shares of common stock or such other form of consideration as the board of directors shall determine.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Terms of Rights

For so long as the Rights are then redeemable, then we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner.  After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof).

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

Our bylaws provide that no contract or transaction between us and a director, or one in which a director has a financial interest, is void or voidable solely for this reason, or solely because the director is present at or participates in a board of directors meeting or committee thereof which authorizes the contract or transaction, or solely because his or her vote is counted for such purpose, if:(i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors, (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

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

Shareholder Rights Plan

In Janaury 2017, we adopted the Rights Plan that provides for one Right for each of our outstanding common shares. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

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

Other than the Executive Officer Employment Agreements (identified below), our charters, our ship management agreements with Goodwood and V.Ships, our guarantees for certain of our subsidiaries, the New Credit Agricole Credit Facility, the Nordea Credit Facility, the ABN AMRO Credit Facility, the Danish Ship Finance Credit Facility, the Nordea/DNB Credit Facility, the ABN Amro Revolving Credit Facility, the Share Purchase Agreement and the HHI Agreements, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

This discussion is based on the Code,the Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2017, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

Treatment of the Conversion

A U.S. Holder of the convertible senior notes will not recognize any income, gain or loss in respect of the receipt of common stock upon the conversion of our convertible senior notes, except that (1) the amount of stock received by the U.S. Holder in respect of accrued and unpaid interest will generally be taxable as described under “— Interest on our Convertible senior notes” above and (2) the receipt of cash by the U.S. Holder in lieu of a fractional share of common stock will generally be treated as if the U.S. Holder received the fractional share and then received such cash in redemption of such fractional share.  Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the common stock that is allocable to the fractional share.  You should consult your own tax advisor to determine the specific tax treatment of the receipt of stock in respect of accrued and unpaid interest or cash in lieu of a fractional share in your particular circumstances.

The tax basis in the common stock received by a U.S. Holder upon a conversion of our convertible senior notes (including any basis allocable to a fractional share) will generally equal the tax basis of the convertible senior notes that were converted.  The tax basis in a fractional share will be determined by allocating the U.S. Holder’s tax basis in the common stock between the common stock received by the U.S. Holder upon conversion and the fractional share, in accordance with their respective fair market values.  The holding period for the common stock received by a U.S. Holder (other than common stock received in respect of accrued and unpaid interest) will include the U.S. Holder’s holding period for converted notes.  The basis of common stock received in respect of accrued and unpaid interest will equal its fair market value at the time it is distributed and its holding period will begin on the day of the conversion.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2016 by approximately $x.x million based upon our debt level as of December 31, 2016 ($3.6 million in 2015).  We have only immaterial currency risk since all income and all vessel expenses are in US dollars.

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

Material Modifications to the Rights of Security Holders

We adopted a Rights Plan in January 2017 that authorizes the issuance of Rights to our existing shareholders and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Shareholder Rights Plan” included in this annual report for a summary of the Rights Plan.

Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the fiscal year ended December 31, 2016 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on this evaluation, our co-chief executive officers and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.  Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2016.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report, which appears in Item 18 on pages F-2 and F-3.

D.	CHANGES IN INTERNAL CONTROL OVER REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table shows the fees for professional services provided by Deloitte AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2016 and 2015.

Fees	2016	2015
Audit Fees (1)	$387,936	$555,393
Audit-Related Fees (2)	47,628	56,900
Tax Fees	9,538	—
All Other Fees	—	—
Total	$445,102	$612,293

(1)
Audit fees for 2016 and 2015 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2016 and 2015, respectively.

(2)
Audit-related fees for 2016 consisted of $37,044 in respect of quarterly limited reviews and $10,584 related to other services.  Audit-related fees for 2015 consisted of $37,341 in respect of quarterly limited reviews and $19,559 related to other services.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis.  The Audit Committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2016.

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

2.2
Certificate of Designation of Series C Junior Participating Preferred Stock of DHT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of January 2017, Commission File Number 001-32640).

4.1
Rights Agreement, dated as of January 29, 2017, between DHT Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of January 2017, Commission File Number 001-32640).

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

4.1.7
Nordea/DNB Amended and Restated Credit Facility (DHT Leopard) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of August 2016, Commission File Number 001-32640).

4.1.8
New Credit Agricole Credit Facility (Samco Scandinavia and DHT Tiger) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).

4.1.9	ABN AMRO Revolving Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of February 2017, Commission File Number 001-32640).

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

4.14	2016 Incentive Compensation Plan (filed as exhibit 4.1 to our Registration Statement on Form S-8, File No 333-213686, and incorporated herein by reference).

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.

23.1	Consent of Deloitte AS.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 23, 2017	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

Date: March 23, 2017	By:	/s/ Trygve P. Munthe
		Name:	Trygve P. Munthe
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated income statements and consolidated statements of comprehensive income, changes in stockholders’ equity and cash flow for each of the three years in the period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DHT Holdings, Inc. and subsidiaries as of December 31, 2016, and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte AS

Oslo, Norway, March 15, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

We have audited the internal control over financial reporting of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 15, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte AS

Oslo, Norway, March 15, 2017

DHT Holdings, Inc.
Consolidated Statements of Financial Position as of December 31

(Dollars in thousands)	Note	2016	2015

ASSETS	Note
Current assets
Cash and cash equivalents	8,9	$109,295	$166,775
Accounts receivable and accrued revenues	8	34,461	40,093
Prepaid expenses		3,627	2,540
Bunkers, lube oils and consumables		7,906	8,844
Asset held for sale	6	23,216	-
Total current assets		$178,505	$218,251

Non-current assets
Vessels and time charter contracts	6	1,177,521	986,597
Advances for vessels under construction	6	43,638	215,401
Other property, plant and equipment		661	579
Investment in associate company	15	3,412	2,976
Total non-current assets		$1,225,232	$1,205,553

Total assets		$1,403,737	$1,423,805

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	7	12,378	13,935
Derivative financial liabilities	8	2,257	3,058
Current portion long term debt	8,9	57,521	32,267
Deferred shipping revenues	4	2,154	3,575
Total current liabilities		$74,310	$52,835

Non-current liabilities
Long term debt	8,9	643,974	630,201
Derivative financial liabilities	8	442	2,876
Total non-current liabilities		$644,416	$633,077

Total liabilities		$718,726	$685,912

Stockholders' equity
Common stock at par value	10	934	929
Additional paid-in capital		881,097	878,236
Accumulated deficit		(205,099)	(147,945)
Translation differences		(203)	(232)
Other reserves		8,283	6,904
Total stockholders equity		685,011	737,893

Total liabilities and stockholders' equity		$1,403,737	$1,423,805

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Income Statements

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands, except share and per share amounts)	Note	2016	2015	2014

Shipping revenues	4	$356,010	$365,114	$150,789

Operating expenses
Voyage expenses		(65,349)	(68,864)	(49,333)
Vessel operating expenses		(61,855)	(59,795)	(42,761)
Depreciation and amortization	6	(84,340)	(78,698)	(45,124)
Reversal of impairment charges/(impairment charges)	6	(84,700)	-	31,900
Profit/(loss), sale of vessel		138	(807)	-
General and administrative expense	11	(19,391)	(21,607)	(18,062)
Total operating expenses		$(315,496)	$(229,771)	(123,381)

Operating income		$40,514	$135,343	27,408

Share of profit from associated companies	15	649	467	86
Interest income		66	141	409
Interest expense		(35,070)	(33,637)	(14,286)
Fair value gain on derivative financial liabilities		3,235	3,603	507
Other financial expenses		(40)	(487)	(1,150)
Profit before tax		$9,354	$105,430	12,973

Income tax expense	14	(95)	(128)	(86)
Profit for the year		$9,260	$105,302	$12,887
Attributable to the owners of parent		$9,260	$105,302	$12,887

Basic net income per share		$0.10	$1.13	$0.18
Diluted net income per share		$0.10	$1.04	$0.18

Weighted average number of shares (basic)	5	93,382,757	92,793,154	73,147,668
Weighted average number of shares (diluted)	5	93,389,610	112,098,221	73,210,337

DHT Holdings, Inc.
Consolidated Statements of Comprehensive Income

Profit for the year		$9,260	$105,302	$12,887
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation/(loss) net of tax	13	(49)	(41)	(204)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		28	64	(296)
Total comprehensive income for the period net of tax		$9,239	$105,325	12,387

Attributable to the owners of parent		$9,239	$105,325	$12,387

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Statements of Changes in Stockholders’ Equity

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Accumulated	Translation	Other	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Deficit	Differences	Reserves*	Equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$-	$3,118	$284,753
Profit for the year		-	-	-	-	-	-	12,887	-	-	12,887
Other comprehensive income		-	-	-	-	-	-	(204)	(296)	-	(500)
Total comprehensive income		-	-	-	-	-	-	12,683	(296)	-	12,387
Cash dividends declared and paid	10	-	-	-	-	-	-	(6,012)	-	-	(6,012)
Issue of stock**	10	53,376,923	534	359,806	-	-	-	-	-	-	360,340
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)	-	-	-	-
Convertible bonds		-	-	21,787	-	-	-	-	-	-	21,787
Compensation related to options and restricted stock	11	334,288	3	-	-	-	-	-	-	1,594	1,597
Balance at December 31, 2014		92,510,086	$925	$873,522	-	$-	$-	$(204,011)	$(296)	$4,712	$674,851

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Accumulated	Translation	Other	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Deficit	Differences	Reserves*	Equity
Balance at January 1, 2015		92,510,086	$925	$873,522	-	$-	$-	$(204,011)	$(296)	$4,712	$674,851
Profit for the year		-	-	-	-	-	-	105,302	-	-	105,302
Other comprehensive income		-	-	-	-	-	-	(41)	64	-	23
Total comprehensive income		-	-	-	-	-	-	105,260	64	-	105,325
Cash dividends declared and paid	10	-	-	-	-	-	-	(49,194)	-	-	(49,194)
Compensation related to options and restricted stock	11	399,850	4	4,714	-	-	-	-	-	2,192	6,910
Balance at December 31, 2015		92,909,936	$929	$878,236	-	$-	$-	$(147,945)	$(232)	$6,904	$737,893

		Common Stock			Preferred Stock
				Paid-in			Paid-in
(Dollars in thousands, except per share data)				Additional			Additional	Accumulated	Translation	Other	Total
		Shares	Amount	Capital	Shares	Amount	Capital	Deficit	Differences	Reserves*	Equity
Balance at January 1, 2016		92,909,936	$929	$878,236	-	$-	$-	$(147,945)	$(232)	$6,904	$737,893
Profit for the year		-	-	-	-	-	-	9,260	-	-	9,260
Other comprehensive income		-	-	-	-	-	-	(49)	28	-	(20)
Total comprehensive income		-	-	-	-	-	-	9,211	28	-	9,239
Cash dividends declared and paid	10	-	-	-	-	-	-	(66,365)	-	-	(66,365)
Purchase of treasury shares		(359,831)	(4)	(2,027)	-	-	-	-	-	-	(2,031)
Purchase of convertible bonds		-	-	(1,090)	-	-	-	-	-	-	(1,090)
Compensation related to options and restricted stock	11	883,699	9	5,978	-	-	-	-	-	1,378	7,365
Balance at December 31, 2016		93,433,804	$934	$881,097	-	$-	$-	$(205,099)	$(203)	$8,283	$685,011

The footnotes are an integral part of these consolidated financial statements

*Other reserves are related to share-based payments.
**Transaction costs on stock issues
The amount recognized as additional paid-in capital in 2014 is after the deduction of share issue cost of $16,907 thousand.

DHT Holdings, Inc.
Consolidated Statements of Cash Flow

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands)	Note	2016	2015	2014

Cash flows from operating activities:
Profit for the year		$9,260	$105,302	$12,887
Items included in net income not affecting cash flows:
Depreciation and amortization	6	84,340	78,698	45,124
Impairment charges/(reversal of impairment charges)	6	84,700	-	(31,900)
Amortization of upfront fees		7,997	7,521	1,875
(Profit)/loss, sale of vessel		(138)	807	-
Fair value gain on derivative financial liabilities	8	(3,235)	(3,603)	(507)
Compensation related to options and restricted stock	11	7,365	6,910	1,597
Share of profit in associated companies	15	(649)	(467)	(86)
Unrealized currency translation (gains)/losses		(255)	98	-
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	7,751	(11,385)	1,535
Prepaid expenses	8	(1,087)	(1,568)	(742)
Accounts payable and accrued expenses	7	(1,557)	(8,998)	7,577
Deferred shipping revenues		(1,422)	1,147	156
Bunkers, lube oils and consumables		938	7,062	(6,895)
Net cash provided by operating activities		$194,008	$181,526	30,621

Cash flows from investing activities:
Investment in vessels	6	(13,260)	(1,987)	(157,387)
Investment in vessels under constuction	6	(222,104)	(142,560)	(137,401)
Proceeds from sale of vessels		22,233	26,500	-
Investment in subsidiary, net of cash acquired		-	(7,562)	(256,332)
Dividend received from associated company		242	120	107
Investment in property, plant and equipment		(144)	(419)	(333)
Net cash used in investing activities		$(213,033)	$(125,907)	(551,347)

Cash flows from financing activities
Issuance of stock	10	-	-	360,340
Cash dividends paid	10	(66,365)	(49,194)	(6,012)
Issuance of long term debt	8,9	219,248	99,400	342,992
Purchase of treasury shares		(2,031)	-	-
Issuance of convertible bonds	9	-	-	145,862
Purchase of convertible bonds		(25,334)	-	-
Repayment of long-term debt	8,9	(163,972)	(105,734)	(281,838)
Net cash (used in)/provided by financing activities		$(38,454)	$(55,528)	561,344

Net (decrease)/increase in cash and cash equivalents		(57,480)	91	40,619
Cash and cash equivalents at beginning of period		166,775	166,684	126,065
Cash and cash equivalents at end of period	8,9	$109,295	$166,775	$166,684

Specification of items included in operating activities:
Interest paid		27,539	26,505	9,907
Interest received		66	140	446

The footnotes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements for year ended December 31, 2016, 2015 and 2014

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

The Company has 28 material wholly-owned subsidiaries of which eighteen are Marshall Island companies, seven are Cayman Islands companies, two are Singapore companies and one is a Norwegian company.  Sixteen of the Marshall Islands subsidiaries and the seven Cayman Island subsidiaries are vessel owning companies (the “Vessel Subsidiaries”).  The Marshall Island subsidiaries include one company established for the ownership of the the newbuilding to be delivered in January 2017.  The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2016 our fleet of twentyone owned vessels consisted of nineteen very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” and two Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 6,069,480 dwt.

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

Vessels under construction - pre-delivery installments

The initial pre-delivery installments made for vessels ordered in 2014 and 2013 have been recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets.  No vessels were ordered in 2015 or 2016.  Vessels under construction are presented at cost less identified impairment losses, if any.  Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

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

Property, plant and equipment other than vessels

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment charges.  Depreciations are calculated on a straight line basis over the assets expected useful life and adjusted for any impairment charges.  Expected useful life is 5 years for furniture and fixtures and 3 years for computer equipment and software.  Expected useful lives are reviewed annually.  Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.  Major assets with different expected useful lives are reported as separate components.  Property, plant and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.  The difference between the assets carrying amount and its recoverable amount is recognized in the income statement as impairment.  Property, plant and equipment that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

For vessels operating in commercial pools, revenues and voyage expenses are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula.  The formula used to allocate net revenues to pool participants is done on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.  Revenues generated from pools are recorded based on a net basis.

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

Voyage expenses are expenses incurred due to a vessel travelling to a destination.  For example, port charges are expensed ratably over the estimated length of each voyage over the period from last discharge of cargo to the next estimated discharge of the current cargo.  The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on an annual basis from a method of recognizing such costs as incurred.  Bunkers’ expenses are expensed as incurred, based on remaining bunkers on board reported from the vessel using the FIFO method.

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

Derecognition of financial assets and financial liabilities

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all risks and reward of ownership of the asset to another entity.

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

The Norwegian management company is subject to taxation in Norway and the subsidiary in Singapore, DHT Ship Management (Singapore) Pte. Ltd. is subject to taxation in Singapore. The subsidiary, Samco  Shipholding Pte. Ltd. (including its subsidiaries), have been organized in compliance with the Singaporean shipping tax regime (MSI-AIS), but was withdrawn from the MSI-AIS scheme effective December 31, 2016. The MSI-AIS scheme entails no tax on operating profits from the shipping activity.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Areas where significant estimates have been applied are:

●
Depreciation: As described above, the Company reviews estimated useful lives and residual values each year.  Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements.  In addition residual value may vary due to changes in market prices on scrap.

●
Drydock period: The drydock period impacts the depreciation rate applied to capitalized survey cost.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2 1/2 years.

●
Value in use: As described in note 6, in assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rates, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate.

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

Application of new and revised International Financial Reporting Standards (IFRSs)

(a) New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2016. The adoption did not have any material effect on the financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investments Entities: Applying the Consolidation Exception

The amendments clarify that the exemption from preparing consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment entity to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

The application of these amendments has had no impact on the Company's consolidated financial statements.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations.

The application of these amendments has had no impact on the Company's consolidated financial statements as the Company did not have any such transactions in the current year.

Amendments to IAS 1 Disclosure Initiative

The amendments clarify that an entity need not provide a specific disclosure required by an IFRS if the information resulting from that disclosure is not material, and give guidance on the bases of aggregating and disaggregating information for disclosure purposes. However, the amendments reiterate that an entity should consider providing additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users of financial statements to understand the impact of particular transactions, events and conditions on the entity’s financial position and financial performance.

In addition, the amendments clarify that an entity’s share of the other comprehensive income of associates and joint ventures accounted for using the equity method should be presented separately from those arising from the Company, and should be separated into the share of items that, in accordance with other IFRSs: (i) will not be reclassified subsequently to profit or loss; and (ii) will be reclassified subsequently to profit or loss when specific conditions are met.

As regards the structure of the financial statements, the amendments provide examples of systematic ordering of grouping of the notes.

The application of these amendments has not resulted in any impact on the financial performance or financial position of the Company.

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also clarifies the guidance for when held-for-distribution accounting is discontinued.

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high quality corporate bonds should be at the currency level (i.e. the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

The application of these amendments has had no effect on the Company's consolidated financial statements.

(b) New and revised IFRSs that are not mandatorily effective (but allow early application) for the year ended December 31, 2016

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments
IFRS 15 IFRS 16	Revenue from Contracts with Customers (and the related Clarifications) Leases
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions
Amendments to IFRS 10 and IAS 28	Sale of Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 7	Disclosure Initiative

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

○
all recognized financial assets that are within the scope of IFRS 9 are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies) in other comprehensive  income, with only dividend income generally recognized in profit or loss.

○
with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of a financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of such changes in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

○
in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

○
the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

The Company does not anticipate that the application of the IFRS 9 hedge accounting requirements will have a material impact on the Company’s consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretation when it becomes effective.

The core principles of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specially, the Standard introduces a 5-step approach to revenue recognition:

○	Step 1: Identify the contract(s) with a customer
○	Step 2: Identify the performance obligations in the contract
○	Step 3: Determine the transaction price
○	Step 4: Allocate the transaction price to the performance obligations in the contract
○	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

We are undertaking a comprehensive approach to assess the impact of the guidance on our business by reviewing our current accounting policies and practices to identify any potential differences that may result from applying the new requirements to our consolidated financial statements. We do not anticipate that this standard will have a material impact on our consolidated financial statements.

We are consulting with other shipping companies on business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. We continue to make significant progress on our review of the standard. Our initial assessment may change as we continue to refine these assumptions.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with earlier application permitted.

IFRS 16 Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees (i.e. all on balance sheet) except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under IAS 17 are presented as operating cash flows; whereas under the IFRS 16 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

As at December 31, 2016 the Company does not have any bareboat charters or pool arrangements which will typically meet the new definition of a lease. Voyage charters are not likely to meet the new definition, as the charterer typically does not have the right to direct the use of the vessel and similarly, contracts of affreightment are unlikely to meet the definition of a lease, since they are contracts for the provision of a service rather than the use of an identified asset. Therefore the Company does not anticipate that the application of IFRS 16 will have significant impact on the amounts recognized in the Company’s consolidated financial statements.

IFRS 16 is effective for reporting periods beginning on or after January 1, 2019 with earlier application permitted.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following:

1.
In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

2.
Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the  employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a “net settlement feature”, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

3.	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:
	i.	the original liability is derecognised;
ii.
the equity-settled share-based payment is recognised at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

	iii.	any difference between the carrying amount of the liability at the modification date and the amount recognised in equity should be recognised in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after 1 January 2018 with earlier application permitted. Specific transition provisions apply. The Company does not anticipate that the application of the amendments in the future will have a significant impact on the Company's consolidated financial statements as the Company does not have any cash-sett led share-based payment arrangements or any arrangements with net settlement feature.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent's profit or loss only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. The Company anticipate that these amendments may impact the financial statements for future periods.

Amendments to IAS 7 Disclosure Initiative

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with earlier application permitted. The Company does not anticipate that the application of these amendments will have a material impact on the Company’s consolidated financial statements.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided.  Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2016, the Company had 21 vessels in operation of which nine were on fixed rate time charters and twelve were vessels operating in the spot market.

For the period from January 1, 2016 to December 31, 2016, five customers represented $69,521 thousand, $39,471 thousand, $35,209 thousand, $30,422 thousand and $25,685 thousand, respectively, of the Company’s revenues.
For the period from January 1, 2015 to December 31, 2015, five customers represented $83,929 thousand, $39,224 thousand, $30,745 thousand, $30,582 thousand and $25,916 thousand, respectively, of the Company’s revenues.
For the period from January 1, 2014 to December 31, 2014, five customers represented $22,200 thousand, $14,200 thousand, $13,900 thousand, $12,900 thousand and $12,600 thousand, respectively, of the Company’s revenues.

Note 4 - Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2016	2015	2014
Time charter revenues	$118,997	$122,882	$67,309
Voyage charter revenues	234,646	241,679	76,267
Pool revenues	-	-	4,294
Other shipping revenues	2,366	553	2,919
Shipping revenues	$356,010	$365,114	$150,789

The following summarizes the Company’s vessel employment as of December 31, 2016:

Vessel	Type of Employment	Expiry
VLCC
DHT Ann	Spot
DHT Chris	Spot
DHT Condor	Time Charter	Q1 2017
DHT Eagle	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Panther	Spot
DHT Phoenix	Time Charter	Q1 2017
DHT Puma	Spot
DHT Amazon	Time Charter	Q4 2017
DHT China	Time Charter	Q2 2021
DHT Europe	Time Charter	Q1 2018
DHT Redwood	Time Charter	Q1 2018
DHT Scandinavia	Spot
DHT Sundarbans	Spot
DHT Taiga	Time Charter	Q4 2017
Aframax
DHT Cathy	Time Charter	Q2 2017
DHT Sophie	Time Charter	Q1 2017

Tankers International Pool

One vessel was operated in the Tankers International Pool for the first seven months of 2014.  In pools, revenues allocated to the DHT vessels are based on the number of days a vessel operates in the pool with weighting adjustments made to reflect differing capacities and performance capabilities.  No vessels operated in the pool during 2015 or 2016.

Future charter payments:

The future revenues expected to be received from the fixed rate time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date and the related revenue days (which represent calendar days, less estimated days that the time chartered vessels are not available for employment due to repairs or drydock) are as follows:

(Dollars in thousands)
Year	Amount
2017	80,188
2018	18,824
2019	14,974
2020	15,072
2021	3,689
Thereafter	-
Net charter payments:	$132,747

Any extension periods, unless already exercised as of December 31, 2016, are not included.  Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel.  In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred Shipping Revenues:

Relates to next month charter hire payment paid in advance amounting to $2,154 thousand as of December 31, 2016, $3,575 thousand as of December 31, 2015 and $2,428 thousand as of December 31, 2014, respectively.

Concentration of risk:

As of December 31, 2016, nine of the Company’s twentyone vessels were chartered to five different counterparties and twelve vessels were operated in the spot market. As of December 31, 2015, nine of the Company’s eighteen vessels were chartered to four different counterparties and nine vessels were operated in the spot market.  As of December 31, 2014, eight of the Company’s eighteen vessels were chartered to five different counterparties and ten vessels were operated in the spot market.  The Company believes that the concentration of risk is limited and can be adequately monitored.

Note 5 - Earnings per share (“EPS”)

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method.

For the year ended December 31, 2016, the Company had an increase in earnings per share resulting from the assumption that convertible instruments are converted, thus any effect of common stock equivalents outstanding would be antidilutive. Antidilutive potential common shares are disregarded in the calculation of diluted EPS. The following potential ordinary shares are antidilutive and therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per shares: convertible instruments: 20,647,555 shares.

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2016		2015	2014
Profit/(loss) for the period used for calculation of EPS - basic		$9,260	$105,302	$12,887
Interest and amortization on the convertible notes	$		$11,340	$-
Profit/(loss) for the period used for calculation of EPS - dilutive		$9,260	$116,641	$12,887

Basic earnings per share:
Weighted average shares outstanding - basic		93,382,757	92,793,154	73,147,668

Diluted earnings per share:
Weighted average shares outstanding - basic		93,382,757	92,793,154	73,147,668
Dilutive equity awards		6,853	92,827	62,669
Dilutive shares related to convertible notes		-	19,212,240
Weighted average shares outstanding - dilutive		93,389,610	112,098,221	73,210,337

Note 6 - Vessels and subsidiaries

The Vessels are owned by companies incorporated in the Marshall Islands or Cayman Islands.  The Vessel Subsidiaries are wholly owned directly by the Company or indirectly through the wholly owned subsidiary DHT Maritime. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.  In addition the Company has a vessel chartering subsidiary and two subsidiaries, DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., which perform management services for DHT and its subsidiaries.  The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Tiger Limited	DHT Tiger ***	299,900	Hong Kong	2017
DHT Puma Limited	DHT Puma	299,900	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,900	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,900	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,900	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,900	Hong Kong	2015
Samco Theta Ltd	DHT Sundarbans	314,240	Hong Kong	2012
Samco Iota Ltd	DHT Taiga	314,240	Hong Kong	2012
Samco Eta Ltd	DHT Amazon	314,240	RIF	2011
Samco Kappa Ltd	DHT Redwood	314,240	Hong Kong	2011
Samco Epsilon Ltd	DHT China	317,794	RIF	2007
Samco Delta Ltd	DHT Europe	317,260	RIF	2007
DHT Hawk Inc.	DHT Hawk	298,923	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006
DHT Falcon Inc.	DHT Falcon	298,971	Hong Kong	2006
DHT Condor, Inc.	DHT Condor	320,050	Hong Kong	2004
DHT Eagle, Inc.	DHT Eagle	309,064	Hong Kong	2002
Chris Tanker Corporation	DHT Chris **	309,285	Hong Kong	2001
Ann Tanker Corporation	DHT Ann	309,327	Hong Kong	2001
Newcastle Tanker Corporation	DHT Target*	164,626	Marshall Islands	2001
London Tanker Corporation	DHT Trader*	152,923	Marshall Islands	2000
DHT Phoenix, Inc.	DHT Phoenix	307,151	Hong Kong	1999
Cathy Tanker Corporation	DHT Cathy	115,000	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie	115,000	Marshall Islands	2003

* The DHT Trader was sold in December 2015, resulting in a total loss of $807 thousand and the DHT Target was sold in May 2016, resulting in a total profit of $138 thousand.
** The DHT Chris was sold and delivered to new owners on January 11, 2017. For further information please see note 17.
*** The DHT Tiger was delivered from Hyundai Heavy Industries Co. Ltd.  (“HHI”) on January 16, 2017.

Vessels and time charter contracts

(Dollars in thousands)	Vessels	Drydock	Time charter contracts	Total

Cost
As of January 1, 2016	1,312,363	19,516	9,700	1,341,581
Additions		11,093	-	11,093
Transferred from vessels under construction	376,751	8,500	-	385,251
Transferred to asset held for sale	(62,275)	-	-	(62,275)
Disposals	(92,344)	(11,477)	(3,100)	(106,920)
As of December 31, 2016	1,534,496	27,632	6,600	1,568,729

Accumulated depreciation and impairment
As of January 1, 2016	(343,403)	(7,462)	(4,118)	(354,985)
Charge for the period	(74,385)	(8,465)	(1,219)	(84,069)
Impairment charge	(78,200)	-	-	(78,200)
Transferred to asset held for sale	39,059	-	-	39,059
Disposals	72,409	11,477	3,100	86,985
As of December 31, 2016	(384,520)	(4,451)	(2,237)	(391,209)

Net book value
As of December 31, 2016	1,149,976	23,181	4,363	1,177,521

Cost
As of January 1, 2015	1,268,896	24,338	10,680	1,303,915
Additions	100,197	3,545	-	103,742
Disposals	(56,730)	(8,367)	(980)	(66,077)
As of December 31, 2015	1,312,363	19,516	9,700	1,341,581

Accumulated depreciation and impairment
As of January 1, 2015	(306,457)	(7,663)	(1,627)	(315,746)
Charge for the period	(68,587)	(6,388)	(3,471)	(78,448)
Disposals	31,641	6,588	980	39,209
As of December 31, 2015	(343,403)	(7,462)	(4,118)	(354,985)

Net book value
As of December 31, 2015	968,962	12,053	5,582	986,597

Vessels under construction
Cost
As of January 1, 2016	215,401	-	-	215,401
Additions	219,988	-	-	219,988
Impairment charge	(6,500)	-	-	(6,500)
Transferred to vessels	(385,251)	-	-	(385,251)
As of December 31, 2016	43,638	-	-	43,638
Cost
As of January 1, 2015	174,496	-	-	174,496
Additions	143,056	-	-	143,056
Transferred to vessels	(102,151)	-	-	(102,151)
As of December 31, 2015	215,401	-	-	215,401

Vessels under construction:

We had one VLCC under construction with HHI as of December 31, 2016, for a purchase price of $97.3 million, of which $48.65 million was paid as of that date. The final payment at delivery of the vessel totaling $48.65 million is due in 2017 are planned to be funded with debt financing which has been secured.  The initial pre-delivery installments have been recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets.  Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs incurred during the construction period.  In 2016 and in 2015 we capitalized $615 thousand and $712 thousand, respectively, in borrowing costs related to the vessel under construction.  In addition to installments and borrowing costs, $161 thousand is capitalized as other vessel costs related to the construction period.  The amount does not include start-up cost. With regards to two newbuildings ordered in January 2017, please refer to the note 17.

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

In the third quarter of 2016 we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $76.6 million due to the decline in values for second hand tankers.The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.26%.As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.The rates used for the impairment testing are as follows:(a) the estimated current one-year time charter rate for the first three years and (b) the 10-year historical average one-year time charter rate thereafter with both (a) and (b) reduced by 20% for vessels above the age of 15 years.  The time charter equivalent rates used for the impairment test as of September 30, 2016 for the first three years were $31,000 per day and $16,000 per day (being the current one-year time charter rate estimated by brokers), for VLCC and Aframax, respectively, and reduced by 20% for vessels above the age of 15 years.  Thereafter the time charter equivalent rates used were $39,409 per day and $22,014 per day (being the 10-year historical average one-year time charter rate), for VLCC and Aframax, respectively and reduced by 20% for vessels above the age of 15 years.  For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the impairment charge would have been $136,300 thousand. If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $178,900 thousand. Also, had we used the one-, three-, five-, and ten-year historical average for the one-year time charter rates for the expected life of the vessels reduced by 20% (those vessels being above the age of 15 years), the impairment charge would have been $7,600 thousand, $70,400 thousand, $200,800 thousand and $20,800 thousand, respectively.

In the first quarter of 2016 we recorded an impairment charge of $8.1 million related to the DHT Target which was agreed to be sold.  The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price. The vessel was delivered to the buyers in May 2016.

In 2015, we did not perform an impairment test because we concluded that there were no indicators of impairment or reversal of prior impairment.  The key factors evaluated included the development in estimated values for our tankers, market conditions (including time charter rates for tankers), our estimated WACC and the carrying amount of our net assets compared to our market capitalization as of December 31, 2015.

In 2014, the impairment tests performed did not result in any impairment charge.  However, with respect to the six vessels with prior recorded impairment charges we recorded a reversal of prior impairment charges totaling $31,900 thousand.  The impairment test as of December 31, 2014 was performed using an estimated WACC of 7.87% (2013: 8.83%).  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The rates used for the impairment testing are as follows:(a) the estimated current one-year time charter rate for the first three years and (b) the 10-year historical average one-year time charter rate thereafter with both (a) and (b) reduced by 20% for vessels above the age of 15 years.  The time charter equivalent rates used for the impairment test as of December 31, 2014 for the first three years were $38,000 per day, $32,000 per day and $23,000 per day (being the current one-year time charter rate estimated by brokers), for VLCC, Suezmax and Aframax, respectively, and reduced by 20% for vessels above the age of 15 years.  Thereafter the time charter equivalent rates used were $41,842 per day, $31,299 per day and $23,598 per day (being the 10-year historical average one-year time charter rate), for VLCC, Suezmax and Aframax, respectively and reduced by 20% for vessels above the age of 15 years.  For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the reversal of prior impairment charges as of December 31, 2014 would have been $30,000 thousand and we would have recorded an impairment charge related to some of our vessels of $12,700 thousand as of December 31, 2014.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the reversal of prior impairment charges would have been $14,400 thousand and we would have recorded an impairment charge related to some of our vessels totaling $12,600 thousand.  Also, had we used the one-, three-, five-, and ten-year historical average for the one-year time charter rates for the expected life of the vessels reduced by 20% (those vessels being above the age of 15 years), the reversal of prior impairment charges as of December 31, 2014 would have been $7,500 thousand, $7,500 thousand, $7,500 thousand and $30,700 thousand, respectively and the impairment charge would have been $24,700 thousand, $25,200 thousand, $28,200 thousand and $0, respectively.

Intangible assets:

Time charter contracts:

		Carrying amount	Carrying amount
(Dollars in thousands)	Expected useful life	2016	2015
Samco Amazon charter	Finite	-	-
Samco Redwood charter	Finite	-	-
Samco Sundarbans charter	Finite	-	240
Samco China charter	Finite	4,363	5,342
Samco Taiga charter	Finite	-	-
Total		4,363	5,582

Intangible assets with a finite expected useful life are as a general rule amortized on a straight line basis over the expected useful life.  The amortization period of the intangible assets are 4.75 years.  Time charter contracts are presented on the same line as vessels in the statement of financial position.

Pledged assets:

20 of the Company’s 21 vessels have been pledged as collateral under the Company’s secured credit facilities.

Technical Management Agreements:

The Company has entered into agreements with technical managers which are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure DHT’s fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2016	2015
Accounts payable	$3,565	$1,888
Accrued interest	2,942	3,192
Accrued voyage expenses	224	1,207
Accrued employee compensation	4,812	5,340
Other	835	2,309
Total accounts payable and accrued expenses	$12,378	$13,935

Note 8 - Financial instruments

Classes of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2016	2015
Cash and cash equivalents*	109,295	166,775
Accounts receivable and accrued revenues	34,461	40,093
Total	$143,756	$206,868

*Cash and cash equivalents include $48,936 thousand in restricted cash in 2016 and $50,830 thousand in 2015, including employee withholding tax. Cash and cash equivalents as of December 31, 2016 also includes $48,650 thousand relating to the financing of DHT Tiger which was drawn on the Credit Agricole credit facility in advance of the delivery of the DHT Tiger on January 16, 2016. Cash and cash equivalents as of December 31, 2015 also includes $50.6 million relating to the financing of DHT Leopard which was drawn on the Nordea/DNB credit facility on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.

(Dollars in thousands)
Financial liabilities	2016	2015
Accounts payables and accrued expenses	$12,378	$13,935
Derivative financial liabilities, current	2,257	3,058
Current portion long term debt	57,521	32,267
Long term debt	643,974	630,201
Derivative financial liabilities, non-current	442	2,876
Total financial liabilities	$716,572	$682,337

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2016	2015
Cash and cash equivalents	109,295	166,775
Loans and receivables	34,461	40,093
Total	$143,756	$206,868

(Dollars in thousands)
Financial liabilities	2016	2015
Fair value through profit or loss	$2,699	$5,934
Financial liabilities at amortized cost	713,873	676,403
Total	716,572	682,337

Fair value of financial instruments:

It is assumed that fair value of financial instruments is equal to the nominal amount for all financial assets and liabilities.  With regards to trade receivables the credit risk is not viewed as significant.  With regards to the credit facilities, these are  floating rate with terms and conditions considered to be according to market terms and no material change in credit risk; consequently it is assumed that carrying value has no material deviation from fair value.

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

Derivatives - interest rate swaps

		Notional amount		Fair value
(Dollars in thousands)	Expires	2016	2015	2016	2015
Swap pays 4.31%, receive floating	May 11, 2015	$-	-	-	-
Swap pays 2.43%, receive floating	Nov. 25, 2016	$-	44,917	-	646
Swap pays 2.7775%, receive floating	Jun. 16, 2017	$21,438	23,479	171	1,081
Swap pays 3.0275%, receive floating	Oct. 24, 2017	$22,458	24,500	340	1,255
Swap pays 3.315%, receive floating	Jun. 29, 2018	$21,438	23,479	608	586
Swap pays 3.565%, receive floating	Jun. 29, 2018	$22,458	24,500	708	798
Swap pays 2.865%, receive floating	Jun. 29, 2018	$39,813	43,896	872	1,567
Total carrying amount		$127,604	184,771	2,699	5,934

Interest bearing debt

		Remaining	Carrying amount
(Dollars in thousands)	Interest	notional	2016	2015
RBS Credit Facility	LIBOR + 1.75%	-	-	80,500
DHT Hawk/Falcon Credit Facility	LIBOR + 2.50%	-	-	41,017
Nordea Credit Facility	LIBOR + 2.50%	259,757	256,166	276,730
Credit Agricole Credit Facility	LIBOR + 2.19%	75,912	75,601	36,082
Danish Ship Finance Credit Facility	LIBOR + 2.25%	46,800	46,432	48,960
Nordea/DNB Credit Facility	LIBOR + 2.25%	47,500	47,012	50,000
Nordea/DNB Credit Facility	LIBOR + 2.75%	37,936	37,579	-
ABN Amro Credit Facility	LIBOR + 2.60%	130,713	128,790	-
Convertible Senior Notes	4.50%	123,000	109,916	129,179
Total carrying amount		721,619	701,495	662,468

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates.  To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.  As of December 31, 2016, the Company had five interest rate swaps with a total aggregate notional amount of $127,604 thousand as discussed in Note 8.

Interest rate risk sensitivity:

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long term debt.  For floating rate long term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2016: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2016 would decrease/increase by $2,355 thousand.
●	other comprehensive income would not be affected.

2015: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2015 would decrease/increase by $1,824 thousand.
●	other comprehensive income would not be affected.

2014: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2014 would decrease/increase by $1,631 thousand.
●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2016, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties.  As of December 31, 2016, nine of the Company’s twentyone vessels are chartered to five different counterparties and twelve vessels are operated in the spot market.

During 2015, the Company’s vessels were either trading in the spot market, on short to medium term time charters to different counterparties.  As of December 31, 2015, nine of the Company’s eighteen vessels are chartered to four different counterparties and nine vessels are operated in the spot market.

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

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of the cash in five financial institutions, namely, DNB, Nordea, Credit Agricole, ABN Amro and RBS.

As of December 31, 2016, five customers represented $5,194 thousand, $4,071 thousand, $3,727 thousand, $3,434 thousand and $2,684 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2016	2015
Cash and cash equivalents	$109,295	$166,775
Accounts receivable and accrued revenues	34,461	40,093
Maximum credit exposure	$143,756	$206,868

Liquidity risk

The Company manages its risk of a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire, voyage revenues and vessel operating expenses.  Certain of our credit agreements contain financial covenants requiring that at all times the borrowings under the credit facilities plus the actual or notional cost of terminating any of their interest rates swaps not exceed a certain percentage of the charter-free market value of the vessels that secure each of the credit facilities.  Vessel values are volatile and decline in vessels values could result in prepayments under the Company’s credit facilities.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis.  Swap payments are the net effect from paying fixed rate/ receive LIBOR.  The LIBOR interest spot rate at December 31, 2016 (and spot rate at December 31, 2015 for comparatives) is used as a basis for preparation.

As of December 31, 2016
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$84,866	$671,939	$45,121	$801,926
Interest rate swaps	2,308	803	-	3,111
Total	$87,174	$672,742	$45,121	$805,037

As of December 31, 2015
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$56,195	$693,799	$14,306	$764,300
Interest rate swaps	4,063	3,687	-	7,750
Total	$60,258	$697,486	$14,306	$772,050

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

RBS Credit Facility

The RBS Credit Facility was repaid in full in September 2016. We entered into the RBS Credit Facility in October 2005.  The RBS Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the credit facility, a first priority assignment of the insurance proceeds, earnings, charter rights and requisition compensation, a first priority pledge of bank balances and a first priority pledge of all the issued shares of the borrower.  The RBS Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or substantially all of their assets to another person.  The RBS Credit Facility also provides that DHT Maritime, Inc. may not pay dividends to its parent DHT (1) if the charter-free market value of the vessels that secure the credit facility is less than 135% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any outstanding interest rate swaps, (2)there is a continuing default under the credit facility or (3)the payment of the dividend would result in a default or breach of a loan covenant.  In April 2013, we entered into an agreement to amend and restate the RBS Credit Facility whereby, upon satisfaction of certain conditions, including (i) the prepayment of $25,000 thousand, (ii) the payment of an amendment fee and (iii) the provision of an unconditional guarantee by DHT on the financial obligations of DHT Maritime under the credit facility, the RBS Credit Facility removed, in its entirety, the financial covenant requiring that at all times the charter-free market value of the vessels that secure DHT Maritime’s and its subsidiaries’ obligations under the RBS Credit Facility be no less than 120% of their borrowings under the credit facility.  Additionally, as part of the amendment, borrowings under the RBS Credit Facility will bear interest at an annual rate of LIBOR plus a margin of 1.75% and beginning in the first quarter of 2016 until the expected maturity of the loan in July 2017, DHT Maritime will apply the aggregate quarterly free cash flow of DHT Maritime and its subsidiaries (on a consolidated basis) towards prepayment of the loan, less ship operating and voyage expenses for such quarter, the estimated capital expenses for the next two fiscal quarters, general and administrative expenses for such quarter, interest charges for such quarter and changes in working capital for such quarter, up to an aggregate amount of $7,500 thousand for each such quarter.  Under the terms of the guarantee, DHT covenants that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20,000 thousand and that DHT will not voluntarily prepay any of its or its subsidiaries’ indebtedness unless, concurrently, with such prepayment, a proportionate amount of the outstanding loan under the RBS Credit Facility is also prepaid.  DHT’s ability to pay dividends is not restricted by the financial covenants stipulated in the RBS Credit Facility.

Prior to the amendment in April 2013 the RBS Credit Facility contained a financial covenant requiring that at all times charter-free market value of the vessels that secured the obligations under the credit agreement be no less than 120% of DHT Maritime’s borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters.  In 2012, DHT Maritime made prepayments totaling $37,100 thousand under the RBS Credit Facility and made a further prepayment of $9,000 thousand in the first quarter of 2013 in order to remain in compliance with the 120% minimum value covenant.  In connection with the sale of one vessel in the second quarter of 2013 and two vessels in the second quarter of 2012, we made total payments under the RBS Credit Facility of $22,300 thousand and $17,300 thousand, respectively.   In June and October 2015, we repaid $2,900 thousand and $3,900 thousand, respectively, being the proportionate amount of the outstanding loan under the RBS Credit Facility in connection with voluntary prepayment under two of our subsidiaries’ indebtedness.  In connection with the sale of the DHT Trader in December 2015, we repaid $26,000 thousand. In May and June 2016 we repaid $5,500 thousand and $7,500 thousand, respectively, under the cash sweep. In February and June 2016, we repaid $4,900 thousand and $350 thousand, respectively, being the proportionate amount of the outstanding loan under the RBS Credit Facility in connection with voluntary prepayment under our subsidiaries’ indebtedness. In connection with the sale of the DHT Target in May 2016, we repaid $22,275 thousand. The RBS Credit Facility was repaid in full in September 2016 in an amount of $39,975 thousand.

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

The DHT Phoenix Credit Facility and the DHT Eagle Credit Facility are guaranteed by DHT and DHT covenants that, throughout the term of the DHT Phoenix Credit Facility and the DHT Eagle Credit Facility, DHT on a consolidated basis shall maintain unencumbered cash of at least $20,000 thousand, value adjusted tangible net worth of at least $100,000 thousand and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

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

The DHT Falcon and DHT Hawk Credit Facility is guaranteed by DHT and DHT covenants that, throughout the term of the DHT Falcon and DHT Hawk Credit Facility, DHT on a consolidated basis shall maintain the value adjusted tangible net worth of $150,000, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 thousand and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The DHT Falcon and Hawk Credit Facility was prepaid in full in February 2016.

Credit Agricole Credit Facility

On October 17, 2006, Samco Gamma Ltd entered into a $49,000 thousand secured credit facility with Credit Agricole for the financing of the Samco Scandinavia.  In connection with DHT’s acquisition of Samco in September 2014, we entered into an agreement with Credit Agricole to amend the Credit Agricole Credit Facility whereby, upon satisfaction of certain conditions, borrowings under the credit facility bear interest at an annual rate of LIBOR plus a margin of 1.60% and the financial obligations under the credit facility being guaranteed by DHT.

On June 22, 2015, we entered into the New Credit Agricole Credit Facility with Credit Agricole to refinance the outstanding amount under the Credit Agricole Credit Facility that financed the Samco Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”).  The New Credit Agricole Credit Facility is between and among Credit Agricole, as lender, the Credit Agricole Borrowers, and us, as guarantor.  Samco Gamma Ltd. was permitted to borrow the full amount of Tranche A. In 2016, in advance of the delivery of the DHT Tiger from HHI on January 16, 2017, we borrowed $48.7 million under Tranche B.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%.  Tranche A is repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023.  Subsequent to a voluntary prepayment of $5.0 million in June 2016, Tranche A is repayable with quarterly installments of $1.0 million each.  Tranche B is repayable in 28 quarterly installments of $1.0 million from March 2017 to December 2023 and a final payment of $30.6 million in December 2023.  The New Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the New Credit Agricole Credit Facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the New Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).  The New Credit Agricole Credit Facility is secured by, among other things, a first priority mortgage on the Samco Scandinavia and the DHT Tiger, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of the Borrowers’ bank accounts and a first priority pledge over the shares in the Borrowers.  The New Credit Agricole Credit Facility contains covenants that prohibit the Borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

Nordea Credit Facility

In December 2014, we entered into a credit facility in the amount of $302,000 thousand with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5,100 thousand from March 2015 to December 2019 and a final payment of $199,800 thousand in December 2019.  The Nordea Credit Facility is secured by, among other things, a first priority mortgage on the vessels financed by the Nordea Credit Facility, a first priority assignment of earnings, insurances and intercompany claims, a first priority pledge of the balances of each of the borrower’s bank accounts and a first priority pledge over the shares in each of the borrowers.  The Nordea Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Nordea Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea Credit Facility, DHT on a consolidated basis shall maintain a value adjusted tangible net worth of $200,000 thousand, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 thousand and (ii) 6% of our gross interest bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

In July 2016, the credit facility was amended whereby the DHT Amazon (renamed from Samco Amazon) and the DHT Europe (renamed from Samco Europe) was replaced by DHT Hawk, DHT Falcon and DHT Eagle and the quarterly installments changed to $5.8 million with a final payment of $190.4 million in December 2019.

The ABN AMRO Credit Facility

In July 2014, we executed a credit facility to fund the acquisition of three VLCCs to be constructed at HHI through a secured term loan facility between and among ABN AMRO, DVB and Nordea as lenders, three vessel-owning companies as borrowers, and us as guarantor.  The borrowers are permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility.  The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings will bear interest at a rate equal to LIBOR + 2.60% and each tranche is repayable in 20 quarterly installments totaling approximately $2.0 million and a final payment of $33.2 million in the first quarter of 2021 and $62.7 million in the third quarter of 2021 (assuming no additional repayments discussed below). In addition each of the three borrowers shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

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

As of December 31, 2016, all three vessels financed by the ABN AMRO Credit Facility had been delivered from HHI and the all three tranches had been drawn.

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

In September 2016, the remaining four vessels financed under the RBS Credit Facility (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the Nordea/DNB Credit Facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris which was delivered to the buyers in January 2017, the credit facility is repayable in quarterly installments of $1.3 million with a final payment of $13.1 million in August 2019.

The ABN AMRO Revolving Credit Facility

In November 2016 the Company entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisition of ships (the “ABN AMRO Revolving Credit Facility”) between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of their affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd. as borrowers (each, a direct wholly-owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor. The financing bears interest at a rate equal to Libor + 2.50%.  As of December 31, 2016 there were no amounts outstanding under the ABN AMRO Revolving Credit Facility.  The facility reduces by $1.3 million quarterly. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt and the borrower and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150,000 thousand principal amount of convertible senior notes in a private placement.  We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 thousand aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments.  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of December 31, 2016 the conversion price was $6.6570.  We received net proceeds of approximately $145,500 thousand (after placement agent expenses, but before other transaction expenses).  The convertible senior notes were initially recognized at fair value, but are carried at amortized cost. The value of the conversion option is being calculated using a Black & Scholes model.  Fees related to the issue of the convertible senior notes are amortized over the life of the convertible senior notes. In 2016 we acquired in the open market $27.0 million of our convertible senior notes at an average price of 91.7% of par.  The outstanding amount subsequent to the repurchases is $123.0 million.

Note 10 - Stockholders’ equity and dividend payment

Stockholders’ equity:

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2014	92,510,086	-
Restricted stock issued	399,850	-
Issued at December 31, 2015	92,909,936	-
Restricted stock issued	883,699
Purchase of treasury shares	359,831
Issued at December 31, 2016	93,433,804
Par value	$0.01	$0.01
Shares to be issued assuming conversion of convertible notes*	23,223,632
Number of shares authorized for issue at December 31, 2016	150,000,000

* Assuming the maximum fundamental change conversion rate.

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.
.
Convertible Notes Offering

Please see note 9 for information on the convertible senior notes.

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

With regards to the one-year shareholder rights plan adopted by DHT’s Board in January 2017, please refer to the note 17 (“Subsequent Events”).

Dividend payment:

Dividend payment as of December 31, 2016:		Per share
Payment date:	Total payment	Common
February 24, 2016	$ 19.7 million	$0.21
May 25, 2016	$ 23.3 million	$0.25
August 31, 2016	$ 21.5 million	$0.23
November 23, 2016	$ 1.9 million	$0.02
Total payment as of December 31, 2016:	$ 66.4 million	$0.71

Dividend payment as of December 31, 2015:		Per share
Payment date:	Total payment	Common
February 19, 2015	$ 4.6 million	$0.05
May 22, 2015	$ 13.9 million	$0.15
August 20, 2015	$ 13.9 million	$0.15
November 25, 2015	$ 16.7 million	$0.18
Total payment as of December 31, 2015:	$ 49.2 million	$0.53

Dividend payment as of December 31, 2014:		Per share
Payment date:	Total payment	Common
February 13, 2014	$ 1.4 million	$0.02
May 22, 2014	$ 1.4 million	$0.02
September 17, 2014	$ 1.4 million	$0.02
November 26, 2014	$ 1.9 million	$0.02
Total payment as of December 31, 2014:	$ 6.0 million	$0.08

On February 22, 2017, DHT paid a dividend of $0.08 per common share to shareholders of record as of February 14, 2017, resulting in a total dividend payment of approximately $7.5 million.

Note 11 - General & Administrative Expenses

General and Administrative Expenses:

(Dollars in thousands)	2016	2015	2014
Total Compensation to Employees and Directors	$15,998	$17,626	$12,962
Office and Administrative Expenses	2,213	2,407	1,797
Audit, Legal and Consultancy	1,180	1,573	3,303
Total General and Administrative Expenses	$19,391	$21,607	$18,062

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

The Plan may allow for different criteria for new grants.

Stock Compensation Series:

	Number of	Vesting	Fair value
	shares/ options	Period	at grant date
(1) Granted October 2005, stock options *	965	10 years	$144.00
(2) Granted March 2012, restricted shares	14,515	3 years	13.80
(3) Granted June 2013, restricted shares	155,000	4 years	4.15
(4) Granted June 2013, stock options**	155,000	5 years	1.31
(5) Granted June 2013, stock options**	155,000	5 years	0.97
(6) Granted February 2014, restricted shares	29,333	3 years	6.92
(7) Granted February 2014, restricted shares	29,333	3 years	6.33
(8) Granted February 2014, restricted shares	29,333	3 years	5.63
(9) Granted February 2014, restricted shares	88,000	3 years	7.61
(10) Granted June 2014, restricted shares	95,666	3 years	6.41
(11) Granted June 2014, restricted shares	95,666	3 years	5.74
(12) Granted June 2014, restricted shares	95,666	3 years	5.13
(13) Granted June 2014, restricted shares	287,000	3 years	7.15
(14) Granted January 2015, restricted shares	850,000	3 years	8.81
(15) Granted January 2016, restricted shares	824,000	2 years	$6.65

__________________
* The stock options in item (1) above expired in September 2015.
** The exercise price for the options in item (4) and (5) above is $7.75 and $10.70, respectively, to be adjusted for dividends declared and paid subsequent to the grant date.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options	Weighted average exercise price **
Outstanding at December 31, 2013	493,523	310,965	9.64
Granted	750,000
Exercised*	324,008
Forfeited
Outstanding at December 31, 2014	919,515	310,965	9.64

Outstanding at December 31, 2014	919,515	310,965	9.64
Granted	850,000
Exercised*	383,683
Forfeited		965
Outstanding at December 31, 2015	1,385,832	310,000	$9.64

Outstanding at December 31, 2015	1,385,832	310,000	9.64
Granted	824,000
Exercised*	833,012
Forfeited		-
Outstanding at December 31, 2016	1,376,820	310,000	$9.64

__________________
*Does not include shares in lieu of dividends
**To be adjusted for dividends declared and paid subsequent to the respective grant dates.

(Dollars in thousands)	2016	2015	2014
Expense recognized from stock compensation	6,936	7,436	3,241

The fair value on the vesting date for shares that vested in 2016 was $5.67 for 285,362 shares, $5.78 for 530,594 shares and $3.86 for 67,744 shares.  The fair value on the vesting date for shares that vested in 2015 was $7.35 for 318,264 shares, $6.90 for 13,750 shares and $7.82 for 51,669 shares.  The fair value on the vesting date for shares that vested in 2014 was $7.88 for 155,000 shares, $8.06 for 14,515 shares, $7.90 for 139,000 shares and $6.99 for 14,514 shares.  All share based compensation is equity settled and no payments were made for the vested shares.  The weighted average contractual life for the outstanding stock compensation series was 0.69 years as of December 31, 2016.

Valuation of Stock Compensation

For the year 2015, a total of 824,000 shares of restricted stock were awarded to management and the board of directors in January 2016, vesting in equal amounts on February 4, 2016, 2017 and 2018, respectively subject to continued employment or office, as applicable.  The calculated fair value at grant date was equal to the share price at grant date.  For the year 2014, a total of 850,000 shares of restricted stock were awarded to management and the board of directors in January 2015, vesting in equal amounts on the first three anniversaries of the award subject to continued employment or office, as applicable.  The calculated fair value at grant date was equal to the share price at grant date.

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

Compensation of Executives and Directors:

Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2016	2015	2014
Cash Compensation	$4,162	$5,434	$3,957
Pension cost	158	167	254
Share compensation *	6,227	6,223	2,777
Total remuneration	$10,547	$11,823	$6,989

*Share compensation reflects the expense recognized

Shares held by executives and directors:

	2016	2015	2014
Executives and Directors as a group*	2,416,385	1,967,768	1,591,835

*Includes 1,184,155 (2015: 1,234,166, 2014: 919,515) shares of restricted stock subject to vesting conditions.

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

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood.  As of December 31, 2016, Goodwood is the technical manager for 19 of the Company’s vessels.  In 2016, total technical management fees paid to Goodwood were $2,234 thousand. In 2015, total technical management fees paid to Goodwood were $1,943 thousand.

Further, DHT has issued certain guarantees for certain of its subsidiaries.  This mainly relates to the the Nordea Credit Facility, the Danish Ship Finance Credit Facility, The Nordea/DNB Credit Facility,  the New Credit Agricole Credit Facility, the ABN AMRO Credit Facility and the ABN AMRO Revolving Credit Facility which are all guaranteed by DHT Holdings.

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

(Dollars in thousands)
Calculation of this year’s pension costs:	2016	2015	2014
Current service cost	344	289	223
Financial costs	6	6	6
Pension costs for the year	350	296	229

The amounts recognised in the statement of financial position at the reporting date are as follows:

	2016	2015	2014
Present value of the defined benefit obligation	1,128	949	688
Fair value of plan assets	963	801	661
Net pension obligation	165	148	27
Remeasurement loss	60	48	204
Net balance sheet recorded pension liability December 31	225	196	231

	2016	2015	2014
Change in gross pension obligation:
Gross obligation January 1	945	706	517
Current service cost	360	285	219
Interest charge on pension liabilities	27	24	25
Past service cost - curtailment/plan amendment	(19)	-	-
Settlement (gain)	(128)	-	-
Social security expenses	(48)	(43)	(42)
Remeasurements loss/(gain)	(18)	(27)	174
Exchange rate differences	(8)	(20)	(57)
Gross pension obligation December 31	1,111	925	836

	2016	2015	2014
Change in gross pension assets:
Fair value plan asset January 1	744	511	394
Interest income	17	24	15
Settlement	(128)	-	-
Employer contribution	338	303	300
Remeasurements (loss)/gain	(79)	(79)	(66)
Exchange rate differences	(7)	(30)	(38)
Fair value plan assets December 31	886	728	605

The Company expects to contribute $325 thousand to its defined benefit pension plan in 2017.

Assumptions	2016	2015	2014
Discount rate	2.60%	2.70%	3.00%
Yield on pension assets	2.60%	2.70%	3.00%
Wage growth	2.50%	2.50%	3.25%
G regulation*	2.25%	2.25%	3.00%
Pension adjustment	0.00%	0.00%	0.10%
Average remaining service period	19	18	18

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

Specification of income tax:
(Dollars in thousands)	2016	2015	2014
Income tax payable	$100	$119	$205
Tax expenses related to previous year	-10	3	(152)
Change in deferred tax	4	7	34
Total income tax expense	$95	$128	$86

Specification of temporary differences and deferred tax:
	December 31,	December 31,	December 31,
(Dollars in thousands)	2016	2015	2014
Property, plant and equipment	$(89)	$(74)	$(18)
Pensions	225	(196)	(231)
Total basis for deferred tax	(314)	(270)	(249)
Deferred tax liability (24%) 1) 2)	$(75)	$(68)	$(67)
1) Due to materiality, not recognized on a separate line in the statements of financial position
2) The general income tax rate is reduced from 25% to 24%, effective from fiscal year 2017 and reduced from 27% to 25%, effective from fiscal year 2016.

Reconciliation of effective tax rate:
(Dollars in thousands)	2016	2015	2014
Profit/(loss) before income tax	$9,354	$105,430	$12,973
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to 25% income tax	95	128	86
Total income tax expense	$95	$128	$86

Note 15 - Investment in associate company

(Dollars in thousands)	2016	2015
Investment in associate company	$3,412	$2,976

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2016	2015
Goodwood Ship Management Pte. Ltd.	Ship management	Singapore	50%	50%

The following summarizes the share of profit of the associate that are accounted for using the equity method:

(Dollars in thousands)
Company's share of
- Profit after taxation	$649	$467
- Other comprehensive income for the year, net of tax	$28	$-
- Total comprehensive income for the year	$677	$467

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2016, 2015, and 2014.  The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel owning subsidiaries.

FINANCIAL POSITION

(Dollars in thousands)

ASSETS	December 31,	December 31,	December 31,
Current assets	2016	2015	2014
Cash and cash equivalents	$6,043	$53,645	$82,664
Accounts receivable and prepaid expenses	4,554	406	399
Deposit for vessel acquisition	50,138	214,905	174,496
Total current assets	$60,735	$268,956	$257,559

Investments in subsidiaries	$527,149	$439,955	$438,031
Loan to subsidiaries	357,776	201,312	153,748
Investment in associate company	201	-	-
Total non-current assets	$885,127	$641,266	$591,779

Total assets	$945,862	$910,222	$849,338

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,848	$1,996	$11,538
Amounts due to related parties	125,870	3,469	3,111
Total current liabilities	$127,718	$5,465	$14,649

Non-current liabilities
Long term debt	109,916	129,179	124,608
Total non-current liabilities	$109,916	$129,179	$124,608

Total liabilities	$237,634	$134,644	$139,257

Stockholders' equity
Stock	$934	$929	$925
Paid-in additional capital	839,008	834,769	827,863
Accumulated deficit	(131,714)	(60,121)	(118,707)
Total stockholders equity	$708,228	$775,578	$710,081

Total liabilities and stockholders' equity	$945,862	$910,222	$849,338

INCOME STATEMENT

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2016	2015	2014

Revenues	$6,770	$4,894	$6,483
Impairment charge	(18,132)	(9,500)	-
Dividend income	16,900	125,400	15,000
General and administrative expense	(14,525)	(12,769)	(14,424)
Operating income	$(8,987)	$108,025	$7,060

Interest income	$14,559	$10,692	$8,944
Interest expense	(11,494)	(11,340)	(3,215)
Other financial income/(expenses)	693	403	(463)
Profit for the year	$(5,228)	$107,780	$12,326

Statement of Comprehensive Income
Profit for the year	$(5,228)	$107,780	$12,326
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:	-	-	-
Items that may be reclassified subsequently to profit or loss:	-	-	-
Total comprehensive income for the period	$(5,228)	$107,780	$12,326

Attributable to the owners	$(5,228)	$107,780	$12,326

In the condensed financial statement of parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment.  An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2016	2015	2014

Cash Flows from Operating Activities:
Profit for the year	$(5,228)	$107,780	$12,326
Items included in net income not affecting cash flows:
Amortization	4,982	4,571	1,246
Impairment charge	18,132	-	-
Compensation related to options and restricted stock	7,365	6,911	1,597
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(4,148)	(7)	8,703
Accounts payable and accrued expenses	(148)	(1,980)	2,352
Amounts due to related parties	122,401	358	(1,492)
Net cash provided by operating activities	$143,357	$117,632	$24,731

Cash flows from Investing Activities
Investments in subsidiaries	$(1,022)	$(9,486)	$(338,011)
Loan to subsidiaries	(63,985)	(47,564)	(68,572)
Investment in vessels	(32,219)	(40,409)	(137,401)
Net cash provided by/(used) in financing activities	$(97,227)	$(97,458)	$(543,985)

Cash flows from Financing Activities
Issuance of stock	$-	$-	$360,340
Cash dividends paid	(66,365)	(49,194)	(6,012)
Purchase of treasury shares	(2,031)	-	-
Issuance of convertible bonds	-	-	145,862
Purchase of convertible bonds	(25,334)	-	-
Net cash provided by/(used) in financing activities	$(93,731)	$(49,194)	$500,190

Net increase/(decrease) in cash and cash equivalents	$(47,602)	$(29,019)	$(19,063)
Cash and cash equivalents at beginning of period	53,645	82,664	101,728
Cash and cash equivalents at end of period	$6,043	$53,645	$82,664

The condensed financial information of DHT Holdings Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the cost method has been used to account for investments in its subsidiaries.

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2016	2015	2014

Profit/(Loss) Reconciliation
(Loss)/profit of the parent company only under cost method off accounting	$(5,228)	$107,780	$12,326
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	14,467	(2,456)	61
Profit of the parent company only under equity method of accounting	$9,239	$105,325	$12,387

(Dollars in thousands)	December 31,	December 31,
	2016	2015
Equity Reconciliation
Equity of the parent company only under cost method of accounting	$708,228	$775,578
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(2,588)	(17,055)
Equity of the parent company only under equity method of accounting	$705,640	$758,522

Dividends from subsidiaries are recognized when they are authorized.  During the year ended December 31, 2016, the parent company recorded dividend income from its subsidiaries of $16,900 thousand. During the year ended December 31, 2015, the parent company recorded dividend income from its subsidiaries of $125,400 thousand.  During the year ended December31, 2014, the parent company recorded dividend income from its subsidiaries of $15,000 thousand.

The credit facility for DHT Maritime, Inc., a subsidiary of the parent company, had restrictions on the ability to transfer funds to the registrants in the form of dividends of any kind.  The restricted net assets amounted to $0, $72,852 thousand and $84,437 thousand as of December 31, 2016, 2015 and 2014, respectively.

During the year ended December 31, 2016, the parent company was a guarantor for the following credit facilities: The RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the New Credit Agricole Credit Facility, the Nordea Credit Facility, the Danish Ship Finance Credit Facility, the Nordea/DNB Credit Facility, the ABN Amro Credit Facility and the ABN Amro Revolving Credit Facility.  During the year ended December 31, 2015, the parent company was a guarantor for the following credit facilities: The DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the New Credit Agricole Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility, the Danish Ship Finance Credit Facility and the Nordea/DNB Credit Facility.  During the year ended December 31, 2014, the parent company was a guarantor for the following credit facilities: The DHT Phoenix Credit Facility, the DHT Eagle Credit Facility, the RBS Credit Facility, the DHT Falcon and DHT Hawk Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility and the Danish Ship Finance Credit Facility.  Please refer to Note 9 for further information about the parent company guarantees.

Note 17 - Events after the reporting date

Delivery of newbuilding
The VLCC newbuilding DHT Tiger was delivered from HHI on January 16, 2017.

Newbuilding contracts VLCCs
In January 2017, we entered into an agreement with Hyundai Heavy Industries for the construction of two VLCCs of 319,000 dwt scheduled for delivery in July and September 2018. The contract price for each of the newbuildings is $79.99 million, including certain additions and upgrades to the standard specification but excluding optional scrubbers.

Sale of vessels
The DHT Chris which was agreed sold in October 2016 for $23.7 million and was delivered to the Buyers on January 11, 2017.

In February 2017, we agreed to the sale of DHT Phoenix for a price $19.1 million.  The vessel is expected to be delivered to the buyers in the second quarter of 2017.  The vessel is debt free and we will record a book loss of about $3.5 million in the first quarter 2017 in connection with the sale.

Restricted Shares
For the year 2016, a total of 900,000 shares of restricted stock were awarded to management and the board of directors in January 2017, subject to vesting conditions in equal amounts on the February 4, 2017, 2018 and 2019, respectively subject to continued employment or office, as applicable.  On January 30, 2017, a total of 530,594 shares (including shares in lieu of dividends) related to prior awards vested and were issued to management and members of the board of directors.

Dividend
On January 30, 2017, DHT announced that it would pay a dividend of $0.08 per common share on February 22, 2017, to shareholders of record as of February 14, 2017.  This resulted in a total dividend payment of $7,570 thousand.

Approval of financial statements
The financial statements were approved by the board of directors on March 15, 2017 and authorized for issue.

Financing of newbuilding VLCCs
In February 2017, we obtained a financing commitment to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017 through a secured term credit facility (the “DNB/Nordea 2018 NB Credit Facility”) that will be between and among DNB and Nordea, as lenders, two special purpose companies (direct wholly-owned subsidiaries of us, the “DNB/Nordea Borrowers”), and us, as guarantor. The DNB/Nordea Borrowers will be permitted to borrow up to $82.5 million under the DNB/Nordea 2018 NB Credit Facility. The DNB/Nordea 2018 NB Credit Facility, which is divided 50/50 between a term loan and a revolving credit facility, will be for a five-year term. Borrowings will bear interest at a rate equal to LIBOR plus a margin of 250 basis points.

Unsolicited offer for all outstanding shares
In January 2017, we received a non-binding, highly conditional proposal from Frontline Ltd. to acquire all of the outstanding shares of common stock of DHT in a stock-for-stock transaction.   Frontline proposed an exchange ratio of 0.725 of a Frontline share for each share of DHT.  In the proposal letter delivered to DHT’s Board of Directors, Frontline also disclosed that it has acquired more than 15 million shares of DHT, or approximately 16% of DHT’s outstanding common stock. In response to this proposal our board of directors adopted a shareholder rights plan (“Rights Plan”) and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of DHT to purchase from DHT one ten-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of DHT at a price of $22.00 per one ten-thousandth of a share of Series C Junior Participating Preferred Stock, subject to adjustment as provided in the Rights Agreement dated as of January 29, 2017 (as the same may be amended from time to time, the “Rights Agreement”), between DHT and American Stock Transfer & Trust Company, LLC, as Rights Agent.  The description and terms of the Rights are set forth in the Rights Agreement. Our board of directors also unanimously rejected Frontline’s proposal citing that the proposal was wholly inadequate and not in the best interests of DHT or its shareholders.

In February 2017, we received a revised proposal from Frontline Ltd to acquire all of the outstanding shares of common stock of DHT at an exchange ratio of 0.8 Frontline shares for each DHT share. Our board of directors unanimously rejected Frontline's revised proposal citing that it was wholly inadequate and not in the best interests of DHT or its shareholders.