Form 20-F
period 2017-12-31
DHT Holdings, Inc.
filed 2018-04-24
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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
Eirik Ubøe
Tel:  +1 (441) 299-4912
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share 4.50% Convertible Senior Notes due 2019	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

142,417,407 shares of common stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “company,” “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares and references to DHT Holdings, Inc.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., a wholly owned subsidiary of DHT Holdings.  All references in this report to “convertible senior notes” are to our 4.50% convertible senior notes due 2019, of which there was $105,826,000 in aggregate principal amount outstanding as of December 31, 2017.  All references in this report to “Samco Shipholding” or “Samco” refer to Samco Shipholding Pte. Ltd., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2017.  Our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

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

Bunker	Fuel oil used to operate a vessel’s engines, generators and boilers.
charter	Contract for the use of a vessel, generally consisting of either a voyage, time or bareboat charter.
charterer	The company that hires a vessel pursuant to a charter.
charter hire	Money paid by a charterer to the shipowner for the use of a vessel under a time charter or bareboat charter.
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

dwt	Deadweight tons, which refers to the carrying capacity of a vessel by weight.
freight revenue	Money paid by a charterer to the shipowner for the use of a vessel under a voyage charter.
hull	Shell or body of a ship.
IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.
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
off-hire
The period a vessel is unable to perform the services for which it is required under a time charter.  Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA	U.S. Oil Pollution Act of 1990, as amended.
OPEC	Organization of Petroleum Exporting Countries, an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.
petroleum products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Term	Definition
Protection and Indemnity (or “P&I”) Insurance

Insurance obtained through mutual associations, or “clubs,” formed by shipowners to provide liability insurance protection against a large financial loss by one member through contribution towards that loss by all members.  To a great extent, the risks are reinsured.

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

time charter
A charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel.  Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading.  The customer pays the voyage expenses such as fuel, canal tolls, and port charges.  The shipowner pays all vessel operating expenses such as the management expenses, crew costs and vessel insurance.

time charterer	The company that hires a vessel pursuant to a time charter.
vessel operating expenses
The costs of operating a vessel that are incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.  Vessel operating expenses exclude fuel and port charges, which are known as “voyage expenses.”  For a time charter, the shipowner pays vessel operating expenses.  For a bareboat charter, the charterer pays vessel operating expenses.

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

voyage charter
A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port.  The shipowner is responsible for paying both ship operating expenses and voyage expenses.  Typically, the customer is responsible for any delay at the loading or discharging ports.  The shipowner is paid freight on the basis of the cargo movement between ports.  Also referred to as a spot charter.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information—Risk Factors” and “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;

•	the availability of insurance on commercially reasonable terms;

•	DHT’s and its subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	fluctuations in currencies and interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

•
the availability of existing vessels to acquire or newbuilds to purchase, or the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	competitive pressures within the industry;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	risks incident to vessel operation, including discharge of pollutants;

•	unanticipated changes in laws and regulations;

•	delays and cost overruns in construction projects;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	potential liability from future litigation;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

•	our business strategy and other plans and objectives for future operations;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and

•
other factors discussed in “Item 3.  Key Information—Risk Factors” and “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this annual report.

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

A.            SELECTED FINANCIAL DATA

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2017, 2016, 2015, 2014 and 2013.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Statements of operations data:
Shipping revenues	$355,052	$356,010	$365,114	$150,789	$87,012
Voyage expenses	113,301	65,349	68,864	49,333	25,400
Total operating expenses excl. Voyage expenses (1)	198,448	250,147	160,907	74,047	60,605
Operating income/(loss)	43,303	40,514	135,343	27,408	1,007
Profit/(loss) for the year	6,602	9,260	105,302	12,887	(4,126)
Profit/(loss) per share – basic	$0.05	$0.10	$1.13	$0.18	$(0.24)
Profit/(loss) per share – diluted	$0.05	$0.10	$1.04	$0.18	$(0.24)
Statements of financial position data (at end of year):
Vessels and time charter contracts	1,444,146	1,177,521	986,597	988,168	263,142
Total assets	1,730,497	1,403,737	1,423,805	1,378,095	446,599
Total current liabilities	83,026	74,310	52,835	67,906	5,800
Total non-current liabilities	721,579	644,416	633,077	635,339	156,046
Stock	1,424	934	929	925	290
Total stockholders’ equity	925,892	685,011	737,893	674,851	284,753
Weighted average number of shares – basic	124,536,338	93,382,757	92,793,154	73,147,668	17,541,310
Weighted average number of shares – diluted	124,536,338	93,389,610	112,098,221	73,210,337	17,555,110
Dividends paid per share (2)	$0.20	$0.71	$0.53	$0.08	$0.08
Cash flow data:
Net cash provided by operating activities	101,817	194,008	181,526	30,621	23,902
Net cash (used in)/provided by investing activities	(186,545)	(213,033)	(125,907)	(551,347)	(16,945)
Net cash (used in)/provided by financing activities	52,725	(38,454)	(55,528)	561,344	48,577
Fleet data:
Number of tankers owned (at end of period)	26	21	18	18	8
Revenue days (3)	9,080	7,020	6,596	4,488	2,986

(1)
2017 and 2016 include a non-cash impairment charge of $8.5 million and $84.7 million, respectively.  2016 includes a gain from sale of vessel of $0.1 million.  2017, 2015 and 2013 include loss from sale of vessels of $3.5 million, $0.8 million and $0.7 million, respectively.  2014 includes a reversal of prior impairment charges of $31.9 million.

(2)	Dividend per common stock. For 2013, we also paid a dividend of $0.78 per share of Series A Participating Preferred Stock.

(3)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us or chartered in by us less days on which a vessel is off-hire.  Off-hire days are days a vessel is unable to perform the services for which it is required under a time charter or according to pool rules.  Off-hire days include days spent undergoing repairs and drydockings, whether or not scheduled.

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

The global financial markets have been highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets.  While we have seen improvement in the health of financial institutions and the willingness of financial institutions to extend credit to companies in the shipping industry, there is no guarantee that credit will be available to us going forward.  As the shipping industry is highly dependent on the availability of credit to finance and expand operations, we may be adversely affected by a decline in the global credit and financial markets.

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past nine years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We are subject to certain risks with respect to our newbuilding agreements and failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

In 2017, we entered into agreements with Hyundai Heavy Industries Co. Ltd. (“HHI”) to construct two VLCC newbuildings (“HHI Agreements”) scheduled to be delivered in the second half of 2018 and we acquired two newbuilding contracts related to the construction of VLCCs at Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”) from BW Group Limited (“BW Group”) (“DSME Agreements”) scheduled to be delivered in the first half of 2018.  Our newbuilding agreements subject us to counterparty risk with HHI and DSME.  The ability of HHI and DSME to perform its obligations under the newbuilding agreements will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and various expenses.  Should HHI fail to honor its obligations under its agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  Also, if we are unable to enforce certain refund guarantees related to the newbuilding agreements with HHI and DSME with third-party banks for any reason, we may lose all or part of our advance deposits in the newbuildings, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries except that as of December 31, 2017, DHT Holdings had made total payments of $114.8 million related to advances for vessels under construction and not yet delivered.  The vessels are scheduled to be delivered in 2018.  In February and March 2018, DHT made total payments of $16.4 million related to advances under the two HHI Agreements.  Our subsidiaries own all of our vessels.  Our subsidiaries have entered into eight secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries.  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things:  pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

Our convertible senior notes bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2015.  In addition, upon the occurrence of specific events, referred to as a “fundamental change,” we must offer to purchase the convertible senior notes plus accrued and unpaid interest to the purchase date.  If we fail to pay interest on the convertible senior notes or to purchase the convertible senior notes upon a fundamental change, we will be in default under the indenture which governs the convertible senior notes.

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

As of December 31, 2017, six of our twenty-six vessels currently in operation are on time charters for periods of up to 3½ years.  In the past, a greater percentage of our vessels have been on charter.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.  Our stockholders do not have any direct recourse against our charterers.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the earnings potential of the vessels.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the earnings potential of the vessels due to changing trading patterns or other factors not controlled by us.  If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends.  As of December 31, 2017, we had three vessels on index based charters for which the profit sharing element is calculated based on the indexes.

We may have difficulty managing growth.

We may grow our fleet by acquiring additional vessels, fleets of vessels, companies owning vessels or entering into joint ventures in the future.  Such future growth will primarily depend on:

•
identifying and acquiring vessels, fleets of vessels or companies owning vessels or entering into joint ventures that meet our requirements, including, but not limited to, price, specification and technical condition;

•	consummating acquisitions of vessels, fleets of vessels, companies owning vessels or acquisitions of companies or joint ventures; and

•	obtaining required financing through equity or debt financing on acceptable terms.

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

As of December 31, 2017, six of our vessels are currently on charters with four different charterers for periods of up to 3½ years.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by Goodwood Ship Management Pte. Ltd. (of which DHT owns 50%) and V.Ships France SAS (which manages our three French Flag vessels).  DHT Peony was under management by BW Fleet Management Pte Ltd until January 2018.  Under our ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be significantly impacted by changes in the cost of operating our vessels.

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

We are a holding company and have no significant assets other than cash and the share holdings in our subsidiaries.  Our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us.  Our ability or the ability of our subsidiaries to make these distributions are subject to restrictions contained in our subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Cayman Islands, Marshall Islands or Singapore law which regulates the payment of dividends by companies.  If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends.

Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets are “passive assets,” or assets that produce or are held for the production of “passive income.”  “Passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Securities and Exchange Commission documents, we believe that we qualified for this statutory tax exemption in 2017 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2018 or future years.  For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock.  In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

A cyberattack could lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our computer systems to manage, process, store and transmit information.  Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions.  A cyberattack that bypasses our information technology, or IT, security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees.  Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability.  While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could negatively impact the market price of our common stock.

We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2017, we and our independent registered public accounting firm carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that there was a material weakness in relation to the preparation of our consolidated statement of cash flows as described in “Item 15. Controls and Procedures” below.

As a consequence of this material weakness, management concluded that our internal control over financial reporting and, consequently, our disclosure controls and procedures, were not effective as of December 31, 2017. The identified misstatement was corrected in the financial statements as of December 31, 2017 and our management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

We are taking, and will continue to take, measures to remediate the causes of this material weakness. However, failure to effectively remediate the causes of this material weakness or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact our business and operating results, the market price of our shares and our ability to remain listed on the New York Stock Exchange (the “NYSE”).

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

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results.  The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affect the need for tanker capacity;

•	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	weather; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of April 10, 2018, the newbuilding order book for VLCC, Suezmax and Aframax vessels equaled approximately 13.0% of the existing world tanker fleet for these classes of vessels measured in dwt.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the governments of the U.S., the United Nations (the “UN”) or the European Union (the “EU”), which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism.  The U.S., UN and EU sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened or lifted over time.  For example, in 2010, the United States enacted the Comprehensive Iran Sanctions, Accountability, and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”) by amending existing sanctions under the ISA and creating new sanctions.  Among other things, CISADA introduced additional prohibitions and limits on the ability of companies (both U.S. and non-U.S.) and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In 2011, the President of the United States issued Executive Order 13590, which expanded on the existing energy-related sanctions available under the ISA.  In 2012, the President signed additional relevant executive orders, including Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions.  The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608.  Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which again created new sanctions and strengthened existing sanctions under the ISA.  Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector.  The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the ISA on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used.  Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.  The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the time frame covered by the report.  At this time, we are not aware of any such sanctionable activity, conducted by ourselves or by any affiliate that is likely to prompt an SEC disclosure requirement.  In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities.  On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”).  Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.  On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA.  These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015.  On July 14, 2015, the P5+1 and EU entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran.  Under the JCPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, certain sanctions would be lifted on the Iranian petrochemicals, precious metals, and automotive industries.  The parties affirmed that the JPOA’s temporary relief measures would remain in effect until the date that Iran implemented certain nuclear-related commitments described in the JCPOA (“Implementation Day”).  On October 18, 2015, the JCPOA came into effect and participants began taking steps necessary to implement their JCPOA commitments.  On January 16, 2016, the International Atomic Energy Agency verified that Iran implemented key nuclear-related commitments described in the JCPOA, and, in accordance with the JCPOA, that day was deemed Implementation Day.  As a result, the following sanctions were lifted on Implementation Day:  (1) U.S. nuclear-related sanctions described in sections 17.1 to 17.2 of Annex V of the JCPOA, (2) EU nuclear-related sanctions described in section 16 of Annex V of the JCPOA and (3) the UN Security Council Resolutions 1696, 1737, 1747, 1803, 1835, 1929 and 2224.  While the lifting of these sanctions allows non-U.S. companies to engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its requirements under the JCPOA.  Additionally, on Implementation Day, the JPOA ceased to be in effect.  Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S., and EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014.

During 2017, vessels in our fleet made a total of four calls to ports in Iran, representing approximately 0.56% of our 707 calls on worldwide ports during the same period.  During 2016, vessels in our fleet made a total of three calls to ports in Iran, representing approximately 0.48% of our 629 calls on worldwide ports during the same period.  Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012.  The port calls made to ports in Iran in 2017 and 2016 were made at the direction of the time charterer of the vessels.  Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with the JCPOA and other applicable sanctions against Iran.  To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2016.

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

We operate in a number of countries throughout the world, including some countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA.”  We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

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

Adverse conditions and disruptions in European economies could have a material adverse effect on our business.

Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions.  In recent years, the EU has faced both financial and political turmoil which, if it continues or worsens, could have a material adverse effect on our business. For example, following the global financial crisis of 2008, several countries in Europe faced a sovereign debt crisis (commonly referred to as the “European Debt Crisis”) that negatively affected economic activity in that region and adversely affected the strength of the euro versus the U.S. dollar and other currencies. Although some of these countries are no longer facing a serious debt crisis, the lingering effects of the European Debt Crisis are unclear and may have a material adverse effect on our business, particularly if any European countries face sovereign debt default.

Political uncertainty has created financial and economic uncertainty, most recently as a result of the United Kingdom’s June 2016 referendum to withdraw from the EU (commonly referred to as “Brexit”).  The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on our business.  Further, many of the structural issues facing the EU following the European Debt Crisis and Brexit remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU.  If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation.  Additionally, it is possible that the recent political events in Europe may lead to the complete dissolution of the EMU or EU.  The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

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

In the event of the sale or loss of a vessel, certain of the secured credit facilities requires us and our subsidiaries to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels financed under such credit facility before such sale or loss.  If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that we and our subsidiaries are required to repay could be greater than the proceeds we receive from a sale.  In addition, declining tanker values could adversely affect our ability to refinance our secured credit facilities as they mature, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring secured credit facilities.

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

In addition, in complying with the OPA, International Maritime Organization, or “IMO,” regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.  For example, the U.S. and the IMO recently enacted ballast water discharge standards that will likely require the installation of ballast water treatment systems in existing ships, which would increase compliance costs for us and other similarly regulated ocean carriers.  In the past, the IMO and EU accelerated non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us.  Although all of our tankers are double-hulled, future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred, less the agreed deductible that may apply.  Each of DHT Management AS and DHT Ship Management (Singapore) Pte., Ltd., both wholly owned subsidiaries of ours, will be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance.  We may also enter into loss of hire insurance, in which case each of DHT Management AS or DHT Ship Management (Singapore) Pte., Ltd. is responsible for arranging such loss of hire insurance, and we are responsible for the premium payments on such insurance.  This insurance generally provides coverage against business interruption for periods of more than 60 days per incident (up to a maximum of 180 days per incident) per year, following any loss under our hull and machinery policy.  We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 60 days of off-hire.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  We cannot assure you that we will be adequately insured against all risks.  If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet.  Additionally, our insurers may refuse to pay particular claims.  Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.  In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

We have shares of common stock that are available for resale, including the issuance in March 2017, of a total of 47,724,395 shares of common stock (including shares issued upon the mandatory exchange of our Series D Junior Participating Preferred Stock).  We do not know when or in what amount these shareholders, or their respective transferees, donees, pledgees, or other successors in interest may offer their shares of common stock for sale, if any.  These shares may create an excess supply of our stock if any significant resale were to occur.

Conversion of our convertible senior notes may dilute the ownership interest of existing stockholders.

In September 2014, we closed a private placement of approximately $150,000,000 aggregate principal amount of convertible senior notes due 2019 to institutional accredited investors.  In 2017 and 2016, we repurchased a total of $27,000,000 and $17,174,000 in aggregate principal amount of the convertible senior notes, respectively.  As of April 10, 2018, $105,826,000 in aggregate principal amount remains outstanding.  The convertible senior notes are convertible into our common stock at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes was $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of April 10, 2018, the conversion price is $6.3282.  The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders and any sales in the public market of the shares of our common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.  In addition, the existence of the convertible senior notes may encourage short-selling by market participants because the conversion of the convertible senior notes could depress the market price of our common stock.

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

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law,  a bankruptcy act or an insolvency act.

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.”  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States.  Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States.  While the BCA provides that it is to be interpreted and construed according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands.  We cannot predict whether Marshall Islands courts would reach the same conclusions that any particular U.S. court would reach or has reached.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

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

We adopted a shareholder rights plan (the “Rights Plan”), which expired in accordance with its terms on January 28, 2018.  The Rights Plan allowed our board of directors to cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.  The Rights Plan was not replaced.  Our board of directors may, subject to its fiduciary duties under applicable law, choose to implement a shareholder rights plan in the future.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many stockholders.  As a result, stockholders may be limited in their ability to obtain a premium for their shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

The company was incorporated under the name of Double Hull Tankers, Inc., or “Double Hull,” in April 2005 under the laws of the Marshall Islands.  In June 2008, Double Hull’s stockholders voted to approve an amendment to Double Hull’s articles of incorporation to change its name to DHT Maritime, Inc. On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands, and DHT Maritime became a wholly owned subsidiary of DHT Holdings in March 2010.  Shares of DHT Holdings, Inc. common stock trade on the NYSE under the ticker symbol “DHT.”

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda.  Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this report.  We own each of the vessels in our fleet through wholly owned subsidiaries incorporated under the laws of the Marshall Islands or the Cayman Islands.  Additionally, we wholly own a subsidiary incorporated under the laws of the Republic of Singapore that does not own any vessels.  We operate our vessels through our wholly owned management companies in Oslo, Norway and Singapore.

B.            BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of April 10, 2018, our fleet consisted of twenty-five crude oil tankers currently in operation, of which all are wholly owned by the company.  The fleet in operation consists of 23 very large crude carriers or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons and two Aframax tankers or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Seven of our twenty-five vessels currently in operation are on fixed rate charters for periods of up to 3½ years.  Our fleet principally operates on international routes and our fleet currently in operation had a combined carrying capacity of 7,316,740 dwt and an average age of approximately 8.1 years as of the date of this report.

We have agreements for four newbuilding VLCCs, all of which will be wholly owned by the company.  Two of the newbuilding VLCCs are to be constructed at HHI and the remaining two are to be constructed at DSME.  Two of the newbuilding VLCCs to be delivered will have a carrying capacity of approximately 318,000 dwt and two will have a carrying capacity of approximately 319,000 dwt.  The contract price for the two newbuildings to be constructed at HHI is $79.99 million, including certain additions and upgrades to the standard specification but excluding optional scrubbers.  We acquired the DSME Agreements from BW Group and the total cost to DHT for each of the two DSME newbuildings upon delivery from DSME will be approximately $82.0 million.

Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of 17 VLCCs (including the acquisition of 11 VLCCs including two newbuilding contracts pursuant to the VAA with BW Group, and the delivery of six newbuildings) and pre-delivery installments under the HHI Agreements and the DSME Agreements for a total of $1,070 million.  Our principal divestitures during the same period comprise the sale of two Suezmax tankers and six VLCC tankers for a total of $180.5 million.

RECENT DEVELOPMENTS

Vessel Acquisition Agreement with BW Group

On March 23, 2017, we announced that we entered into the Vessel Acquisition Agreement, dated as of March 23, 2017, with BW Group (the “VAA”), to acquire nine VLCCs and newbuild contracts for two VLCCs due for delivery in 2018 from BW Group, in exchange for aggregate cash consideration in an amount equal to $177,360,000 and an aggregate equity consideration consisting of 32,024,395 shares of the Company’s common stock and 15,700 shares of a new series of the Company’s preferred stock, which has been designated as Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”).  In 2017, each share of the Series D Preferred Stock was converted into 1,000 shares of Company common stock. In 2017, we took delivery of all nine VLCCs and the contracts for the two newbuildings were transferred to us. Pursuant to the VAA, the Company and BW Group agreed to enter into an Investor Rights Agreement, dated April 20, 2017 (the “IRA”).  A summary of the IRA can be found under “Item 7.  Major Stockholders and Related Party Transactions—Investor Rights Agreement.”

Newbuilding VLCCs

As mentioned, pursuant to the VAA, we entered into an agreement with BW Group for the acquisition of BW Groups’s VLCC fleet, consisting of 11 VLCCs, including two newbuildings due for delivery in the first half of 2018.  The total cost to us for each the two DSME newbuildings upon delivery from DSME will be approximately $82.0 million.

In January 2017, we entered into an agreement with HHI for the construction of two VLCCs of 318,000 dwt scheduled for delivery in July and September 2018.  The contract price for each of the newbuildings is $79.99 million, including certain additions and upgrades to the standard specification but excluding optional scrubbers.

In 2013 and 2014, we entered into agreements for six newbuilding VLCCs to be constructed at HHI, of which all will be wholly owned by the company.  As of January 2017, all six newbuilding VLCCs have been delivered.

Sale of vessels

In November 2017, we agreed to the sale of our three oldest VLCCs; DHT Utah and DHT Utik, both built 2001, and DHT Eagle, built 2002, to one buyer for a total price of $66.5 million.  The DHT Utah and DHT Eagle were delivered to the buyer during the fourth quarter 2017 and the DHT Utik was delivered to the buyer in January 2018.  In connection with the sale of DHT Utah, we recorded a profit of $0.2 million and repaid debt under the Nordea BW Acquisition Credit Facility of $7.9 million.  In connection with the sale of DHT Eagle, we recorded a loss of $3.5 million and repaid debt under the Nordea Samco Credit Facility of $16.4 million.  In connection with the sale of DHT Utik, we recorded an impairment of $0.6 million in the fourth quarter of 2017 and repaid debt under the Nordea BW Acquisition Credit Facility of $8.7 million in the first quarter of 2018.

In June 2017, we sold the  DHT Phoenix, a 1999 built VLCC, for $19.1 million.  The vessel was debt-free and we recorded a book loss of $3.5 million in the first quarter 2017 in connection with the sale.

In May 2017, we sold the DHT Ann, a 2001 built VLCC, for $24.8 million. $13.0 million of the net proceeds was applied to repay debt under the Nordea/DNB facility (as defined below), and we recorded a book loss of $4.0 million in the first quarter 2017 in connection with the sale.

In January 2017, we sold the DHT Chris, a 2001 built VLCC, for $23.7 million. $12.0 million of the net proceeds were applied to repay debt under the Nordea/DNB facility (as defined below), and we recorded a book loss of $0.3 million in connection with the sale.

Financing of newbuilding VLCCs

In February 2017, we obtained a financing commitment to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017 through a secured credit facility (the “DNB/Nordea 2018 NB Credit Facility”) that will be between and among DNB and Nordea, as lenders, two special-purpose companies (direct wholly owned subsidiaries of us, the “DNB/Nordea Borrowers”), and us, as guarantor.  The DNB/Nordea Borrowers will be permitted to borrow up to $82.5 million under the DNB/Nordea 2018 NB Credit Facility.  The DNB/Nordea 2018 NB Credit Facility, which is divided 50/50 between a term loan and a revolving credit facility, will be for a five-year term.  Borrowings will bear interest at a rate equal to LIBOR plus a margin of 250 basis points.

Repurchase of convertible senior notes and common stock

In 2017, the company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0%.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of April 10, 2018:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time Charter	Q4 2018
DHT Bauhinia	Spot
DHT China	Time Charter	Q2 2021
DHT Condor	Spot
DHT Edelweiss	Time Charter	Q1 2019
DHT Europe	Time Charter	Q1 2019
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Lake	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Time Charter	Q4 2018
DHT Opal	Spot
DHT Panther	Spot
DHT Peony	Time Charter	Q4 2018
DHT Puma	Spot
DHT Raven	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Sundarbans	Spot
DHT Taiga	Spot
DHT Tiger	Spot

Aframax
DHT Cathy	Time Charter	Q2 2018
DHT Sophie	Spot

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

During 2017, we used three technical management providers: Goodwood, V.Ships France SAS (“V.Ships”) and BW Fleet Management Pte Ltd (together, the “Technical Managers”).  Under the current ship management agreements with Goodwood, V.Ships and BW Fleet Management Pte Ltd, the Technical Managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

Each ship management agreement with the Technical Managers is cancelable by us or the Technical Managers for any reason at any time upon 60 days’ prior written notice to the other.  Upon termination, we are required to cover actual crew support cost and severance cost and pay a management fee for a further three months.  We will be required to obtain the consent of any applicable charterer and our lenders before we appoint a new manager; however, such consent may not be unreasonably withheld.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2017:

Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society	Percent of Ownership
VLCC
DHT Tiger(5)	2017	299,900	HK	HHI	ABS	100%
DHT Puma(5)	2016	299,900	HK	HHI	ABS	100%
DHT Panther(5)	2016	299,900	HK	HHI	ABS	100%
DHT Lion(5)	2016	299,900	HK	HHI	ABS	100%
DHT Leopard (5)	2016	299,900	HK	HHI	ABS	100%
DHT Jaguar(5)	2015	299,900	HK	HHI	ABS	100%
DHT Taiga(4)	2012	314,240	HK	HHI	ABS	100%
DHT Opal (6)	2012	320,105	IOM	HHI	LR	100%
DHT Sundarbans(4)	2012	314,240	HK	HHI	ABS	100%
DHT Redwood (4)	2011	314,240	HK	HHI	ABS	100%
DHT Amazon(4)	2011	314,240	RIF	HHI	LR	100%
DHT Peony(6)	2011	320,142	IOM	BSHIC	DNV	100%
DHT Lotus(6)	2011	320,142	IOM	BSHIC	ABS	100%
DHT Edelweiss(6)	2008	301,021	HK	DSME	LR	100%
DHT Hawk(2)	2007	298,923	HK	NACKS	LR	100%
DHT China(4)	2007	317,794	RIF	HHI	LR	100%
DHT Europe(4)	2007	317,260	RIF	HHI	LR	100%
DHT Bauhinia(6)	2007	301,019	IOM	DSME	LR	100%
DHT Falcon(2)	2006	298,971	HK	NACKS	LR	100%
DHT Scandinavia(4)	2006	317,826	HK	HHI	ABS	100%
DHT Condor(3)	2004	320,050	HK	DSME	ABS	100%
DHT Utik(6)	2004	299,450	IOM	DSME	LR	100%
DHT Raven(6)	2004	298,563	IOM	DSME	LR	100%
DHT Lake(6)	2004	298,564	IOM	DSME	LR	100%

AFRAMAX
DHT Cathy(1)	2004	115,000	MI	HHI	ABS	100%
DHT Sophie(1)	2003	115,000	MI	HHI	ABS	100%

*	MI: Marshall Islands, HK: Hong Kong, IOM: Isle of Man, RIF: French International Registry.

**	HHI: Hyundai Heavy Industries Co., Ltd., BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd., NACKS: Nantong Cosco KHI Engineering Co. Ltd, DSME: Daewoo Shipbuilding & Marine Engineering Co., Ltd.

(1)	Acquired on October 18, 2005.

(2)	Acquired on February 17, 2014.

(3)	Acquired on May 30, 2014.

(4)	Acquired on September 17, 2014.

(5)
Delivery dates from HHI for six newbuildings were as follows:  DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016 and DHT Tiger on January 16, 2017.

(6)
Delivery dates for the eight vessels acquired from BW Group were as follows: DHT Utik on April 20, 2017, DHT Raven and DHT Opal on April 24, 2017, DHT Edelweiss on April 28, 2017, DHT Peony on April 29, 2017, DHT Lake on May 7, 2017, DHT Bauhinia on June 13, 2017 and DHT Lotus on June 20, 2017.

In March 2017, we entered into an agreement with BW Group for the acquisition of BW’s VLCC fleet including two newbuildings due for delivery in the first half of 2018.  The total cost to us for each the two DSME newbuildings upon delivery from DSME will be approximately $82.0 million.  As of April 10, 2018, we have made $77.2 million in predelivery payments including acquisition costs related to the two newbuilding contracts.  The remaining payments totaling $86.8 million will be made at delivery of the vessels which we plan to fund with debt under the Nordea BW VLCC Acquisition Credit Facility (as defined below) (see “Item 5. Operating and Financial Review and Prospects” below for description of the Nordea BW VLCC Acquisition Credit Facility).

In February 2017, we have obtained a financing commitment to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017 through a secured credit facility (the “DNB/Nordea 2018 NB Credit Facility”) that will be between and among DNB and Nordea, as lenders, two special-purpose companies (direct wholly owned subsidiaries of us, the “DNB/Nordea Borrowers”), and us, as guarantor.  The DNB/Nordea Borrowers will be permitted to borrow up to $82.5 million under the DNB/Nordea 2018 NB Credit Facility.  The DNB/Nordea 2018 NB Credit Facility, which is divided 50/50 between a term loan and a revolving credit facility, will be for a five-year term.  Borrowings will bear interest at a rate equal to a margin of 250 basis points plus LIBOR.

In January 2017, we entered into an agreement with HHI for the construction of two VLCCs of 318,000 dwt that are scheduled for delivery in July and September 2018.  As of April 10, 2018, we have made $49.4 million in predelivery payments related to the two newbuilding contracts.  The remaining predelivery payments will be $16.5 million in 2018.  The final payments at delivery of the two vessels will be $115.3 million, about $82.5 million of which we plan to fund with debt.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 26 of this report.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  Under our ship management agreements, the Technical Managers are required to maintain operating standards for our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, it is difficult to accurately predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions.  Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs.  We believe that all of our vessels are currently compliant with these regulations.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which are to be phased in by 2020, and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016.  The United States ratified these Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports.  For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

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

In addition, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, was ratified in September 2016 and came into force in September 2017.  The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  The cost of compliance with such ballast water treatment requirements, including the installation of ballast water treatment systems, could increase for ocean carriers, and these costs may be material.  Although a number of our vessels already include ballast water treatment systems, our other vessels will require installation of such systems at a future drydocking.  In July 2017, the IMO MEPC Committee agreed to amend the BWMC and accept delay in the treatment system mandatory installation schedule for two years after the entry into force date of the convention, giving vessels 2 to 7 years from September 8, 2017 before needing to fit a treatment system, depending on their IOPP renewal survey dates.

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

U.S. Requirements

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA.”  OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200-nautical-mile exclusive economic zone around the United States.  CERCLA applies to the discharge of hazardous substances (other than petroleum) whether on land or at sea.  Both OPA and CERCLA impact our business operations.

Under OPA, vessel owners, operators and bareboat or demise charterers are “responsible parties” who are liable, without regard to fault, for all containment and clean-up costs and other damages, including property and natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels.

Per U.S. Coast Guard regulation, limits of liability under OPA are equal to the greater of $2,200 per gross ton or $18.796 million for any double-hull tanker, such as our vessels, that is over 3,000 gross tons (subject to periodic adjustment for inflation).  CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA for a release or incident involving a release of hazardous substances is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.  These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence, willful misconduct, refusal to report the incident or refusal to cooperate and assist in connection with oil removal activities.

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the Act.  The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the aggregate limits of liability described above for OPA and CERCLA.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center.  Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.  The Technical Managers have provided the requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers that are required to have one.

We have arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion.  However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business and on the Technical Managers’ business, which could impair the Technical Managers’ ability to manage our vessels.

OPA also amended the federal Water Pollution Control Act, commonly referred to as the Clean Water Act (the “CWA”), to require owners and operators of vessels to adopt vessel response plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.”  In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required.  Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard.  In addition, the U.S. Coast Guard has proposed similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

The CWA prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal,  remediation and damages.  Furthermore, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit requires owners and operators to comply with a range of best management practices, reporting requirements and other standards for a number of vessel discharges.  The current Vessel General Permit, which became effective in December 2013, contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and more stringent limits for oil to sea interfaces and exhaust gas scrubber wastewater.  Vessels calling U.S. ports are required to have Coast Guard approved “ballast water management systems installed by their first regular dry-docking after January 1, 2016 with few exceptions.”  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the “CAA”, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called Category 3 marine diesel engines operating in U.S. waters.  In April 2010, the EPA adopted new emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.  The emission standards apply in two stages:  near-term standards apply to engines constructed on or after January 1, 2011, and long-term standards, requiring an 80% reduction in nitrogen dioxides (NOx), apply to engines constructed on or after January 1, 2016.  Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.  Under regulations that became effective in January 1, 2014, vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine fuels with a sulfur content equal to or less than 0.1% (1,000 ppm).

The IMO’s Maritime Environmental Protection Committee, or “MEPC,” has designated the area extending 200 miles from the United States and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments.  As of January 1, 2015, fuel used by all vessels operating in the ECA cannot exceed 0.1% sulfur.  Effective January 1, 2016, NOx after-treatment requirements also apply.  Additional ECAs include the Baltic Sea, North Sea and Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Greenhouse Gas Regulation

Concerns surrounding climate change may lead certain international, or multinational bodies or individual countries to propose and/or adopt new climate change initiatives.  For example, in 2015 the United Nations Framework Convention on Climate Change, or UNFCCC, adopted the Paris Agreement, an international framework with the intent of reducing global GHG emissions, which is set to take effect by 2020.  In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016.  Although the Paris Agreement does not require parties to the agreement to adopt emissions controls for the shipping industry, a new treaty or other applicable requirements could be adopted in the future that includes such restrictions.

Additionally, the MEPC has implemented two energy efficiency standards for new and old vessels–the Energy Efficiency Design Index and the Ship Energy Efficiency Management Plan, which entered into force in January 2013.  Effective January 1, 2018, the EU’s MRV Regulation requires all ships over 5,000 tons loading or unloading cargo or passengers in EU ports to monitor, report and verify their carbon dioxide emissions.

In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile and large stationary sources.  Although these regulations do not apply to greenhouse gas emissions from ships, the EPA may regulate greenhouse gas emissions from ocean-going vessels in the future.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted or amended at the international level that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

VESSEL SECURITY REGULATIONS

A number of initiatives have been introduced to enhance vessel security.  On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law.  To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”).

The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities.  Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports.  Furthermore, compliance with the ISPS Code requires us to incur certain costs.  Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.  Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.  We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

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

C.            ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries as of December 31, 2017, except as otherwise noted.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
Cathy Tanker Corporation	DHT Cathy	Marshall Islands	100%
DHT Chartering, Inc.		Marshall Islands	100%
DHT Utik, Inc.	DHT Utik	Marshall Islands	100%
DHT Management AS		Norway	100%
DHT Maritime, Inc.		Marshall Islands	100%
Sophie Tanker Corporation	DHT Sophie	Marshall Islands	100%
DHT Hawk, Inc.	DHT Hawk	Marshall Islands	100%
DHT Falcon, Inc.	DHT Falcon	Marshall Islands	100%
DHT Condor, Inc.	DHT Condor	Marshall Islands	100%
DHT Lake, Inc.	DHT Lake	Marshall Islands	100%
DHT Raven, Inc.	DHT Raven	Marshall Islands	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
Samco Gamma Ltd.	DHT Scandinavia	Cayman Islands	100%
Samco Delta Ltd.	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd.	DHT China	Cayman Islands	100%
DHT Bauhinia, Inc.	DHT Bauhinia	Marshall Islands	100%
DHT Edelweiss, Inc.	DHT Edelweiss	Marshall Islands	100%
DHT Lotus, Inc.	DHT Lotus	Marshall Islands	100%
Samco Eta Ltd.	DHT Amazon	Cayman Islands	100%
Samco Kappa Ltd.	DHT Redwood	Cayman Islands	100%
DHT Peony, Inc.	DHT Peony	Marshall Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Cayman Islands	100%
Samco Iota Ltd.	DHT Taiga	Cayman Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
DHT Colt, Inc. (1)	DHT Colt	Marshall Islands	100%
DHT Stallion, Inc. (1)	DHT Stallion	Marshall Islands	100%
DHT Bronco, Inc. (1)	DHT Bronco	Marshall Islands	100%
DHT Mustang, Inc. (1)	DHT Mustang	Marshall Islands	100%

(1)	Vessel not yet delivered as of December 31, 2017.

D.            PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4.  Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 25 crude oil tankers, all of which are wholly owned by DHT Holdings.  The current fleet in operation consists of 23 VLCCs and two Aframax tankers.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt” and Aframaxes are tankers ranging in size from 80,000 to 120,000 dwt.  As of the date of this report, seven of the vessels are on time charters for periods of up to 3½ years.  18 vessels are operating in the spot market.  The fleet operates on international routes. Including the four VLCC newbuildings to be delivered in 2018, the 27 VLCCs have a combined carrying capacity of 8,360,740 dwt and an average age of approximately 6.4 years and the two Aframax tankers have a combined carrying capacity of 230,000 dwt and an average age of approximately 14.3 years.

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

In March 2017, we entered into the agreement with BW Group providing for the acquisition of BW’s VLCC fleet including two newbuildings of 319,000 dwt scheduled for delivery in April and May 2018.

As of February 2018, we have entered into ship management agreements with two technical managers:  Goodwood and V.Ships (France).  Goodwood Ship Management is owned 50% by DHT and manages our vessels flying Hong Kong, Isle of Man and Marshall Islands flags.  V.Ships (France) manages the three vessels flying the French flag.  The technical managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;

•	with respect to the vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

•	our vessels’ operating expenses;

•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;

•	the required capital expenditures related to newbuilding orders;

•	our ability to access capital markets to finance our fleet;

•	our vessels’ depreciation and potential impairment charges;

•	our general and administrative and other expenses;

•	our interest expense including any interest swaps;

•	any future vessel sales and acquisitions;

•	general market conditions when charters expire; and

•	prepayments under our credit facilities to remain in compliance with covenants.

Our revenues are principally derived from time charter hire and by vessels operating in the spot market.  Freight rates are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy and commercial and strategic stockbuilding, among other things.  The number of vessels is affected by the construction of new vessels and by the retirement of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values (refer to “Item 3.  Risks Relating to Our Industry”).

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

OUTLOOK FOR 2018

Despite a strong earnings environment in 2016, asset values in 2016 dropped some 25-30% towards the trough levels we saw in 2013.  Asset prices have since stabilized and we see support, through the recent increase in newbuilding prices, for the current levels to be maintained or strengthened.

The freight market is currently depressed, being negatively impacted by two forces which we expect to prevail for most of 2018:
▪
OPEC’s decision to cut oil production with the objective to reduce global oil inventories and thereby increase the price of oil.  As a consequence, part of the demand for oil is being met by drawing down on inventories which has a negative impact on the demand for transportation.

▪	The significant supply of new ships through 2016 and 2017.

For the following reasons, we believe these two forces will reverse in the medium term, creating a positive environment for the freight market for large tankers:
•	Demand for oil is growing steadily and once the inventory draw-down phase is behind us, one would expect oil to be supplied through imports increasing demand for transportation by oil tankers.
•
The VLCC orderbook for deliveries of new ships is currently equal to about 13% of the existing fleet with the majority scheduled for delivery during 2018.  On the other hand, and for the first time, we see meaningful numbers of double hull VLCCs approaching the end of their economic life. Together with the weak freight market, we expect this to lead to increased scrapping going forward.  This, combined with less contracting of new ships, will rebalance the fleet size.

We will continue to focus on prudent capital management and robust cash break-even levels for our fleet in combination with quality and cost efficient operations.  We expect the freight market to continue to be cyclical, volatile and seasonal and with part of our fleet with spot market exposure, this could impact our results by increasing the volatility in our revenues.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2017, included as Item 18 of this report.

Revenue Recognition

During 2017, our vessels generated revenues from time charters and by operating in the spot market (voyage charters). Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

Within the shipping industry, there are two methods used to account for voyage revenues:  (i) ratably over the estimated length of each voyage and (ii) completed voyage.  The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues. Under this method, voyages are calculated on a discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages accurately estimates voyage results, reflecting the commercial decision when entering into the contracts. We do not begin recognizing voyage revenue until a charter has been agreed to with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

DHT will apply IFRS 15 for annual reporting periods beginning January 1, 2018 and is planning on adopting the standard retrospectively with the cumulative effect of initially applying the standard recognized at the date of its initial application. The cumulative effect will be an adjustment to the opening balance of retained earnings and will apply retrospectively only to contracts that are not completed contracts at the date of initial application.

For vessels operating on spot charters, under the current revenue standard, voyage revenues have been recognized ratably over the estimated length of each voyage, calculated on a discharge-to-discharge basis. Under IFRS 15, revenue will be recognized only when it satisfies a performance obligation by transferring a promised good or services to a customer. Under IFRS 15, revenues will be recognized on a load-to-discharge basis, since this reflects the period over which the charterer is obtaining benefit. Compared to current practice, revenue will be deferred and will be recognized over a shorter period. The total revenues from spot charters will remain unchanged, but the change will impact key performance measures, such as Time Charter Equivalents (TCE).

IFRS 15 also specifies the accounting treatment for costs an entity incurs to obtain and fulfil a contract to provide goods and services to customers. DHT incurs costs related to the transportation of the vessel to the load port from its previous destination. It has not yet been concluded whether these expenses, either in full or partially, meet the criteria of fulfilment costs eligible for capitalization under IFRS 15. DHT is currently assessing whether these costs should be expensed as incurred, or capitalized and amortized over the transportation period (load to discharge). We expect to conclude on this matter in the first quarter of 2018.

The implementation of IFRS 15 will have a transition effect on the opening balance of retained earnings as of January 1, 2018. We expect a total of $7.4 million recognized as shipping revenue in 2017, to be reversed and recognized in the first quarter of 2018. This also represents the maximum transition effect on the opening balance of retained earnings. Depending on the outcome of the assessment around fulfillment cost, the impact on operating income/profit for the year might be significantly lower.

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

The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking less impairment, if any, or, as is the case with ships acquired in the second-hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years.  The depreciation per day is calculated based on the vessel’s original cost less a residual value which is equal to the product of the vessel’s lightweight tonnage and an estimated scrap rate per ton.  Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2½ years.

Carrying Value and Impairment

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.  In instances where a vessel is considered impaired, it is written down to its recoverable amount.  In instances where a vessel’s recoverable amount is above its carrying value and the vessel has been subject to impairment charges in prior years, the vessel’s carrying value is adjusted to its recoverable amount, though not to an extent higher than the carrying amount that would have been determined had no impairment charges been recognized in prior years.  In evaluating impairment or reversal of prior impairment charges under IFRS, we consider the higher of (i) fair market value less cost of disposal and (ii) the present value of the future cash flows of a vessel, or “value in use.”  The fair market value of our vessels is monitored by obtaining charter-free broker valuations as of specific dates.  This assessment has been made at the individual vessel level.

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

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings and (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states.  Please see our risk factors under the headings “Vessel values and charter rates are volatile.  Significant decreases in values or rates could adversely affect our financial condition and results of operations” and “The highly cyclical nature of the tanker industry may lead to volatile changes in spot or time charter rates from time to time, which may adversely affect our earnings” in Item 3.D of this report for a discussion of additional risks relating to the volatility of charter rates.

Although management believes that the assumptions used to evaluate potential impairment or reversal of prior impairment charges are reasonable and appropriate at the time they were made, such assumptions are highly subjective and could change, possibly materially, in the future.  Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is higher than, equal to or less than the carrying amount for such vessels.  There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether or when they will change by any significant degree.  Charter rates may decline significantly from current levels, which could adversely affect our revenue and profitability and future assessments of vessel impairment.

When calculating the charter rate to use for a particular vessel class in its impairment testing, we rely on the contractual rates currently in effect for the remaining term of existing charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining useful lives of each of the vessels as described below.

In the fourth quarter of 2017, we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $7.9 million and a reversal of prior impairment totaling $7.4 million.  The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.57%.  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The rates used for the impairment testing were as follows:  (a) the current Freight Forwards Agreements (“FFA”) for the first two years and (b) the 25-year historical average spot earnings as reported by Clarksons Shipping Intelligence thereafter.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the VLCCs was $15,154 per day for the first year and $21,349 per day for the second year.  Thereafter, the time charter equivalent rate used for the VLCCs was $40,347.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the Aframaxes was $1,368 per day for the first year and $6,363 per day for the second year.  Thereafter, the time charter equivalent rates used for the Aframaxes 24,705 per day.  The above rates are reduced by 20% for vessels above the age of 15 years.  Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2025 for VLCCs built in 2015 and later and $1,400 per day has been added through 2021 for VLCCs built between 2011 and 2014.  If the estimated WACC had been 1% higher, the impairment charge would have been $55.8 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $104.5 million.

In the first quarter of 2017, we recorded an impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix which was agreed to be sold.  The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price.  The vessels were delivered to the buyers in May 2017 and June 2017, respectively.

In the third quarter of 2016, we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $76.6 million due to the decline in values for second-hand tankers.  The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.26%.  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The estimated daily time charter equivalent rates used for unfixed days were based on (i) the current one-year time charter rate for the first three years estimated by brokers and (ii) the 10-year historical average one-year time charter rate thereafter with both (i) and (ii) reduced by 20% for vessels above the age of 15 years.  The above rates are reduced by 20% for vessels above the age of 15 years.  Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2025 for VLCCs built 2015 and later and $1,400 per day has been added through 2021 for VLCCs built between 2011 and 2014.  If the estimated WACC had been 1% higher, the impairment charge for that quarter would have been $136.3 million and if the estimated WACC had been 1% lower, the impairment charge for that quarter would have been $34.2 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $178.9 million.

In the first quarter of 2016, we recorded an impairment charge of $8.1 million related to the DHT Target which was agreed sold.  The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price.  The vessel was delivered to the buyers in May 2016.

In 2015, we did not perform an impairment test because we concluded that there were no indicators of impairment or reversal of prior impairment.

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2017.

Vessel	Built	Vessel Type	Purchase Month	Carrying Value (12/31/2017)	Estimated Charter-Free Fair Market Value* (12/31/2017)
(Dollars in thousands)
DHT Bauhinia	2007	VLCC	June 2017	40,007	40,000
DHT Cathy	2004	Aframax	Oct. 2005	15,540	15,500
DHT Condor	2004	VLCC	May 2014	38,099	29,500
DHT Europe	2007	VLCC	Sept. 2014	53,141	40,000
DHT Edelweiss	2008	VLCC	Apr. 2017	45,619	46,000
DHT China***	2007	VLCC	Sept. 2014	54,356	40,000
DHT Amazon	2011	VLCC	Sept. 2014	70,376	56,500
DHT Falcon	2006	VLCC	Feb. 2014	38,961	35,000
DHT Scandinavia	2006	VLCC	Sept. 2014	49,551	36,000
DHT Hawk	2007	VLCC	Feb. 2014	41,701	38,000
DHT Taiga	2012	VLCC	Sept. 2014	73,167	61,500
DHT Jaguar	2015	VLCC	Nov. 2015	86,808	77,000
DHT Redwood	2011	VLCC	Sept. 2014	72,433	56,500
DHT Lake	2004	VLCC	May 2017	29,496	29,000
DHT Leopard	2016	VLCC	Jan. 2016	87,107	79,000
DHT Lion	2016	VLCC	Mar. 2016	87,195	79,000
DHT Lotus	2011	VLCC	June 2017	55,718	55,000
DHT Opal	2012	VLCC	Apr. 2017	62,690	61,500
DHT Panther	2016	VLCC	Aug. 2016	88,658	79,000
DHT Peony	2011	VLCC	Apr. 2017	56,386	55,000
DHT Puma	2016	VLCC	Aug. 2016	88,851	79,000
DHT Raven	2004	VLCC	Apr. 2017	29,390	29,000
DHT Sophie	2003	Aframax	Oct. 2005	14,031	14,000
DHT Sundarbans	2012	VLCC	Sept. 2014	71,892	61,500
DHT Tiger	2017	VLCC	Jan. 2017	89,587	84,000
DHT Utik**	2004	VLCC	Apr. 2017	20,762	20,762

*
Estimated charter-free fair market value is provided for informational purposes only.  These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel.  They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement.  Management uses these broker valuations in calculating compliance with debt covenants.  Management also uses them as one consideration point in determining if there are indicators of impairment, however management does not believe that a broker value lower than book value in itself is an indicator of impairment.  Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist.  In connection with the vessels’ increasing age and market development, a decline in market vale of the vessels could take place in 2018.

**	Charter-free fair market value for DHT Utik is equal to agreed net sales price.

***	Carrying value does not include value of time charter contracts.

With respect to some of our vessels, we believe the charter-free fair market value was less than their carrying value as of December 31, 2017 and with respect to some of our vessels, the charter-free fair market value was above their carrying value as of December 31, 2017.  In aggregate, the carrying value of our vessels (not including the value of time charter contracts) as of December 31, 2017 was above the charter-free fair market value by approximately $164.3 million.  Please see our risk factor under the heading “The value of our vessels may be depressed at a time when and in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels.  However, except for the vessel impairments described above, we concluded that no other vessels had impairment or reversal of prior impairment during 2017.  Refer to Note 6 for additional information.

Stock Compensation

Management of the company receives, amongst others, remuneration in the form of restricted common stock that is subject to vesting conditions, which has been granted under the the 2016 Incentive Compensation Plan (the “Plan”) as well as, in prior years, under the 2005 Incentive Compensation Plan, as amended from time to time, the 2011 Incentive Compensation Plan, the 2012 Incentive Compensation Plan and the 2014 Incentive Compensation Plan (collectively, the “Prior Plans”).  Equity-settled share-based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.  For the year 2017, a total of 567,000 shares of restricted stock were awarded to management and the board of directors pursuant to the Plan, of which 264,000 shares vested in February 2018 and 91,000 shares will vest in February 2019.  The remaining 212,000 shares will vest subject to certain market conditions prior to February 8, 2021. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date.  The estimated fair value at grant date was equal to the share price at grant date for 355,000 shares and $1.68 per share for 212,000 shares.

For the year 2016, a total of 900,000 shares of restricted stock were awarded to management and the board of directors pursuant to the Prior Plans, vesting in equal amounts in February 2017, February 2018 and February 2019 subject to continued employment or office, as applicable.  The estimated fair value at grant date was equal to the share price at grant date.

For the year 2015, a total of 824,000 shares of restricted stock were awarded to management and the board of directors pursuant to the Prior Plans, vesting in equal amounts in February 2016, February 2017 and February 2018 subject to continued employment or office, as applicable.  The estimated fair value at grant date was equal to the share price at grant date.

For the year 2014, a total of 850,000 shares of restricted stock were awarded to management and the board of directors pursuant to the Prior Plans, vesting in equal amounts in January 2016, January 2017 and January 2018 subject to continued employment or office, as applicable.  The estimated fair value at grant date was equal to the share price at grant date.  In January 2016, the vesting dates in January 2017 and January 2018 were changed to February 2017 and February 2018.

For the year 2013, a total of 750,000 shares of restricted stock were awarded to management and the board of directors pursuant to the Prior Plans, vesting in equal amounts in February 2015, February 2016 and February 2017.  375,000 of the shares vest subject to continued employment or office, as applicable, and the calculated fair value at grant date was equal to the share price at grant date.  As of the grant date with respect to such shares of restricted stock, 375,000 of the shares vest subject to continued employment and market conditions, as applicable, however in January 2015, the vesting criteria for such restricted stock were amended so that vesting of the outstanding restricted shares was subject only to continued employment or office, as applicable.

The grants of restricted stock award to management and the board of directors described above were generally granted in the beginning of the year following the year to which they relate.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues declined by $1.0 million, or 0.3%, to $355.1 million in 2017 from $356.0 million in 2016.  The decline from 2016 to 2017 was due to lower rates and an increase in scheduled drydockings in 2017 offset by an increase in the fleet due to the acquisition of BW Group’s VLCC fleet (partly offset by the sale of the VLCCs DHT Chris in January 2017, DHT Ann in May 2017, DHT Phoenix in June 2017, DHT Utah in November 2017 and DHT Eagle in December 2017).  Total revenue days increased from 7,020 in 2016 to 9,080 in 2017 as a result of an increase in the fleet.  Shipping revenues declined by $9.1 million, or 2.5%, to $356.0 million in 2016 from $365.1 million in 2015.  The decline from 2015 to 2016 was due lower rates and increase in scheduled drydockings in 2016 offset by an increase in the fleet due to the delivery of newbuildings (partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016).  Total revenue days increasing from 6,596 in 2015 to 7,020 in 2016 as a result of an increase in the fleet.

Voyage expenses increased by $48.0 million to $113.3 million in 2017 from $65.3 million in 2016.  The increase was mainly due to an increase in the fleet and more vessels operating in the spot market.  Voyage expenses declined by $3.5 million to $65.3 million in 2016 from $68.9 million in 2015.  The decrease was mainly due to lower bunker prices for the vessels in the spot market partly offset by an increase in the fleet and more vessels operating in the spot market in 2016.

Vessel operating expenses increased by $10.6 million to $72.4 million in 2017 from $61.9 million in 2016.  The increase is mainly due to an increase in the fleet.  Vessel operating expenses increased by $2.1 million to $61.9 million in 2016 from $59.8 million in 2015.  The increase is mainly due to an increase in the fleet.

Depreciation and amortization expenses, including depreciation of capitalized dry docking cost, increased by $12.4 million to $96.8 million in 2017 from $84.3 million in 2016.  The increase was mainly due to an increase in the fleet due to the acquisition of BW Group’s VLCC fleet partly offset by the sale of the VLCCs DHT Chris in January 2017, DHT Ann in May 2017, DHT Phoenix in June 2017, DHT Utah in November 2017 and DHT Eagle in December 2017.  Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, increased by $5.6 million to $84.3 million in 2016 from $78.7 million in 2015.  The increase was mainly due to the delivery of newbuildings partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016.

Impairment charges totaled $8.5 million in 2017 mainly due to the sale of the VLCCs DHT Ann, DHT Phoenix and DHT Utik.  Impairment charges totaled $84.7 million in 2016 due to the decline in values for second-hand tankers.  There were no impairment charges or reversals of prior impairment charges in 2015.  Please refer to “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies—Carrying Value and Impairment” for a discussion of the key reasons for the impairment charges in 2017 and 2016.

General and administrative expenses in 2017 was $17.2 million (of which $4.8 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $19.4 million in 2016 (of which $6.9 million was non-cash).  Cash G&A for 2017 includes $1.9 million in advisory fees related to the Frontline proposals to acquire all outstanding shares in DHT.  General and administrative expenses in 2016 was $19.4 million (of which $6.9 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $21.6 million in 2015 (of which $7.4 million was non-cash).

General and administrative expenses for 2017, 2016 and 2015 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $36.6 million in 2017 compared to $31.2 million in 2016.  The increase was mainly due to increased borrowings in connection with the acquisition of VLCCs.  Net financial expenses were $31.2 million in 2016 compared to $29.9 million in 2015.  The increase was mainly due to an increase in debt used to finance to the newbuildings delivered.

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

In February 2017, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through March 2018 and may be suspended or discontinued at any time.  Any shares of DHT common stock acquired by DHT will be available for reissuance.  In 2017, the company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0% of the face amount.  In 2016, the company repurchased $27.0 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 91.7% of the face amount and also repurchased 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share.  In March 2018, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through March 2019 and may be suspended or discontinued at any time.

Since 2015, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  While dividends are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.  In July 2015, our board of directors approved a dividend policy to pay stockholders of record an intended dividend of at least 60% of ordinary net income per share (adjusted for extraordinary items) commencing with the second quarter of 2015.  In November 2016, our board of directors revised the dividend and capital allocation policy to return at least 60% of its ordinary net income (adjusted for exceptional items) to shareholders in the form of quarterly cash dividends and/or through repurchases of securities (refer to “Item 3.  Risk Factors—we may not pay dividends in the future”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 – March 31, 2015	$13.9 million	$0.15	May 13, 2015	May 22, 2015
April 1 – June 30, 2015	$13.9 million	$0.15	Aug. 12, 2015	Aug. 20, 2015
July 1 – Sep. 30, 2015	$16.7 million	$0.18	Nov. 17, 2015	Nov. 25, 2015
Oct. 1 – Dec. 31, 2015	$19.7 million	$0.21	Feb. 16, 2016	Feb. 24, 2016
Jan. 1 – March 31, 2016	$23.3 million	$0.25	May 16, 2016	May 25, 2016
April 1 – June 30, 2016	$21.5 million	$0.23	Aug. 24, 2016	Aug. 31, 2016
July 1 – Sep. 30, 2016	$1.9 million	$0.02	Nov. 16, 2016	Nov. 23, 2016
Oct. 1 – Dec. 31, 2016	$7.6 million	$0.08	Feb. 14, 2017	Feb. 22, 2017
Jan. 1 – March 31, 2017	$10.1 million	$0.08	May 22, 2017	May 31, 2017
April 1 – June 30, 2017	$2.8 million	$0.02	Aug. 24, 2017	Aug. 31, 2017
July 1 – Sep. 30, 2017	$2.8 million	$0.02	Nov. 28, 2017	Dec. 6, 2017
Oct. 1 – Dec. 31, 2017	$2.8 million	$0.02	Feb. 20, 2018	Feb. 28, 2018

Although market conditions have remained strong recently, the cash flow from the operations of our vessels in 2018 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

Working capital, defined as total current assets less total current liabilities, was $84.1 million at December 31, 2017 compared to $104.2 million at December 31, 2016.  The decrease in working capital in 2017 was mainly due to a reduction in the cash balance as a result of paying pre-delivery newbuilding installments and an increase in the current portion of long-term debt offset by an increase in accounts receivables and accrued expenses and bunkers, lube oils and consumables.  We believe that our working capital is sufficient for our present requirements.  The cash and cash equivalents was $77.3 million at December 31, 2017 and $109.3 million at December 31, 2016.  In 2017, net cash provided by operating activities was $101.8 million, net cash used in investing activities was $186.5 million (mainly related to investment in vessels of $165.6 million and investment in vessels under construction of $132.5 million offset by proceeds from sale of vessels of $111.4 million) and net cash provided by financing activities was $52.7 million (mainly related to issuance of long term debt of $200.5 million offset by cash dividends paid of $23.3 million, repayment of long-term debt of $107.3 million and repurchase convertible bonds totaling $17.1 million).  As of December 31, 2017, we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $218.8 million related to four newbuildings.  We have secured a total of $178.5 million in financing related to the newbuildings.

Working capital was $104.2 million at December 31, 2016 compared to $165.4 million at December 31, 2015.  The decrease in working capital in 2016 was mainly due to a reduction in the cash balance as a result of paying pre-delivery newbuilding installments and also due to an increase in the current portion of long-term debt offset by an increase in assets held for sale.  We believe that our working capital is sufficient for our present requirements.  The cash and cash equivalents was $109.3 million at December 31, 2016 and $166.8 million at December 31, 2015.  In 2016, net cash provided by operating activities was 194.0 million, net cash used in investing activities was $213.0 million (mainly related to investment in vessels under construction of $222.1 million and investment in vessels of $13.3 million offset by proceeds from sale of vessels of $22.2 million) and net cash used in financing activities was $38.5 million (mainly related to cash dividends paid of $66.4 million, repayment of long-term debt of $164.0 million and purchase of treasury shares and convertible bonds totaling $27.4 offset by the issuance of long-term debt of $219.3 million).  As of December 31, 2016, we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $48.7 million related to one newbuilding.  The cash balance as of December 31, 2016 and issuance of long-term debt in 2016 includes $48.7 million relating to the financing for one of the VLCC newbuildings, which was drawn in 2016 in advance of the delivery of the vessel on January 16, 2017.

In 2017, net cash provided by operating activities was $101.8 million compared to $194.0 million in 2016.  This decrease is mainly due higher net income in 2016 (after adjusting for the impairment charge) and negative change in working capital in 2017.  In 2016, net cash provided by operating activities was $194.0 million compared to $181.5 million in 2015.  This increase is mainly due to the positive change in working capital in 2016 offset by lower net income (after adjusting for the impairment charge) in 2016.  Net cash used in investing activities was $186.5 million in 2017 compared to $213.0 million in 2016.  In 2017, investing activities mainly related to investment in vessels of $165.6 million and investment in vessels under construction of $132.5 million offset by proceeds from sale of vessels of $111.4 million. Net cash used in investing activities was $213.0 million in 2016 compared to $125.9 million in 2015.  In 2016, investing activities mainly related to investment in vessels under construction of $222.1 million and vessels undergoing special survey and drydocking totaling of $13.3 million offset by proceeds from sale of vessels of $22.2 million.  Net cash provided by financing activities in 2017 was $52.7 million, compared to net cash used by financing activities of $38.5 million in 2016. Net cash provided by financing activities in 2017 mainly related to issuance of long-term debt of $200.5 million offset by cash dividends paid of $23.3 million, repayment of long-term debt of $107.3 million and purchase convertible bonds totaling $17.1 million.  Net cash used by financing activities in 2016 was $38.5 million, compared to $55.5 million in 2015.  Net cash used by financing activities in 2016 mainly related to cash dividends paid of $66.4 million, purchase of treasury shares of $2.0 million, purchase of convertible bonds of $25.3 million and repayment of long‑term debt of $164.0 million partly offset by $219.3 million related to issuance of long-term debt.  We had $786.2 million of total debt outstanding at December 31, 2017, compared to $701.5 million at December 31, 2016 and $662.5 million at December 31, 2015.

During 2018, one of our vessels is required to be drydocked, the Aframax DHT Sophie, which completed the docking in January 2018.  The vessel had 24 days off-hire and the total cost was approximately $1.7 million.  In addition to the drydocking of DHT Sophie, we estimate our 2018 capital expenditures to be $218.8 million related to the four newbuildings scheduled for delivery in 2018.  We have secured a total of $178.5 million in financing related to the newbuildings.  The balance of $40.3 million will be financed through our internal financial resources.

For additional information on events in 2018, please refer to “Item 4.B.  Recent Developments.”

Secured Credit Facilities and Convertible Senior Notes

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities.  Because the following is only a summary, it does not contain all information that you may find useful.

The Credit Agricole Credit Facility

On June 22, 2015, we entered into an agreement with Credit Agricole to refinance the outstanding amounts under a credit agreement with Credit Agricole that financed the DHT Scandinavia as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI through a secured term loan facility (the “Credit Agricole Credit Facility”) that will be between and among Credit Agricole as lender, two special-purpose companies (Samco Gamma Ltd. and DHT Tiger Limited which  are direct wholly owned subsidiary of us, the “Credit Agricole Borrowers”), and us, as guarantor.  Samco Gamma Ltd. was permitted to borrow the full amount of the Credit Agricole Credit Facility in June 2015 (“Tranche A”) and DHT Tiger Limited will be permitted to borrow up to $50.0 million under the Credit Agricole Credit Facility in connection with the delivery of the DHT Tiger from HHI (“Tranche B”).  In advance of the delivery of the DHT Tiger on January 16, 2017, $48.7 million was drawn under Tranche B in 2016.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%.  Tranche A was repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023.  Subsequent to a voluntary prepayment of $5.0 million in June 2016, Tranche A is repayable with 30 quarterly installments of $0.97 million each.  Tranche B is repayable in 28 quarterly installments of $0.7 million from March 2017 to December 2023 and a final payment of $30.6 million in December 2023.

The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on the DHT Scandinavia and the DHT Tiger, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the Borrowers’ bank accounts, and a first-priority pledge over the shares in the Borrowers.  The Credit Agricole Credit Facility contains covenants that prohibit the Borrowers, among other things, from incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $200 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Nordea Samco Credit Facility

In December 2014, we entered into a credit facility (the “Nordea Samco Credit Facility”) in the amount of $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the DHT Europe, DHT China, DHT Amazon, DHT Redwood, DHT Sundarbans and DHT Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019.

The Nordea Samco Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The Nordea Samco Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Samco Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by two approved brokers).

In July 2016, the credit facility was amended whereby the DHT Amazon and the DHT Europe was replaced by DHT Hawk, DHT Falcon and DHT Eagle and the quarterly installments changed to $5.8 million and a final payment of $190.4 million due in December 2019.

In connection with the sale of DHT Eagle in December 2017, we prepaid $16.4 million. Subsequent to the prepayment the quarterly installments changed to $5.0 million and a final payment of $180.1 million due in December 2019.

The ABN AMRO Credit Facility

In July 2014, we obtained a secured term loan facility totaling $141.0 million (across all three tranches) to fund the acquisition of three VLCCs from HHI (the “ABN AMRO Credit Facility”) between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”), DVB and Nordea or any of their affiliates, each as lenders, three special-purpose companies (each, a direct wholly owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor.  The first vessel was to be delivered on March 15, 2016, the second on August 5, 2016 and the third on August 31, 2016.  The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and final payments of $33.2 million in the first quarter of 2021 and $62.7 million in the third quarter of 2021 at final maturity (assuming no additional repayments discussed below).  In addition to the scheduled installments, each borrower shall in the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon payment.  Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The ABN AMRO Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

As of December 31, 2017, all three vessels financed by the ABN AMRO Credit Facility had been delivered by HHI and all three tranches had been drawn.

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

The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 130% of borrowings.  Also, we covenant that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

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

The Nordea/DNB Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Nordea/DNB Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Nordea/DNB Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea/DNB Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

In September 2016, the remaining four vessels (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) financed under the secured credit facility we had with RBS were included in the Nordea/DNB Credit Facility as a separate tranche totaling $40.0 million (the “Nordea/DNB Amended and Restated Credit Facility”).  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019.  Subsequent to the sale of DHT Chris and DHT Ann (which were delivered to the buyers in January and May 2017, respectively), the credit facility became repayable in quarterly installments of $0.4 million with a final payment of $6.9 million due in August 2019.

The ABN AMRO Revolving Credit Facility

In November 2016, the Company entered into a secured five-year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships (the “ABN AMRO Revolving Credit Facility”), between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of their affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd. as borrowers (each, a direct wholly owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor.  The financing bears interest at a rate equal to Libor + 2.50%.  As of December 31, 2017, there were no amounts outstanding under the ABN AMRO Revolving Credit Facility.  Availability under the facility is reduced by $1.3 million quarterly.  The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the Borrowers and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Nordea/DNB Newbuilding Credit Facility

In June 2017, we entered into the Nordea/DNB Newbuilding Credit Facility (the “Nordea/DNB Newbuilding Credit Facility”), which allows for borrowings up to $82.5 million. The Nordea/DNB Newbuilding Credit Facility is between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, two vessel-owning companies, as borrowers, and us, as guarantor.  The full amount of the Nordea/DNB Newbuilding Credit Facility is expected to be borrowed in 2018.  The Nordea/DNB Newbuilding Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $1.0 million each commencing three months after drawdown and a final payment of $61.9 million at final maturity.

The Nordea/DNB Newbuilding Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea/DNB Newbuilding Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Newbuilding Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.  The Nordea/DNB Newbuilding Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Nordea/DNB Newbuilding Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea/DNB Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The Nordea BW VLCC Acquisition Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN Amro, Danish Ship Finance, ING, SEB and Swedbank as lenders, and DHT Holdings, Inc. as guarantor for the financing of the cash portion of the acquisition of BW Group’s VLCC fleet as well as the remaining installments under the two newbuilding contracts (the “Nordea BW VLCC Acquisition Credit Facility”).  $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs from BW Group.  The final $96 million is expected to be borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  Borrowings bear interest at a rate equal to LIBOR + 2.40%.

The Nordea BW VLCC Acquisition Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea BW VLCC Acquisition Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the credit facility, DHT on a consolidated basis shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by one approved broker).

Subsequent to the sale of the DHT Utah in November 2017 and the DHT Utik in January 2018, the quarterly installments are $4.2 million with a final payment of $84.3 million in the second quarter of 2023.  When the credit facility is fully drawn, the quarterly installments will be $5.4 million with a final payment of $156.3 million in the second quarter of 2023.

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150 million principal amount of convertible senior notes in a private placement.  We funded the acquisition of the shares in Samco with the net proceeds of the September 2014 Registered Direct Offering of common stock and concurrent private placement of convertible senior notes due 2019 to institutional accredited investors, plus cash on hand.  We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments.  We received net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of April 10, 2018 the conversion price is $6.3282.  In 2017, we acquired in the open market $17.2 million in aggregate principal amount of our convertible senior notes at an average price of 99.0% of par.  The subsequent outstanding amount is then $105.8 million.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2017, our long-term contractual obligations were as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt (1)	$91,232	$369,424	$117,972	$123,727	$24,936	$130,149	$857,440
Vessels to be constructed (2)	$218,565	$—	$—	$—	$—	$—	$218,565
Total	$309,796	$369,424	$117,972	$123,727	$24,936	$130,149	$1,076,005

(1)
Amounts shown include contractual installment and interest obligations on $220.2 million under the Nordea Samco Credit Facility, $69.3 million under the Credit Agricole Credit Facility, $44.2 million under the Danish Ship Finance Credit Facility, $55.0 million under the Nordea/DNB Credit Facility, $121.3 million under the ABN AMRO Credit Facility, $185.3 million under the Nordea BW VLCC Acquisition Credit Facility and $105.8 million under the convertible senior notes.  The interest obligations have been determined using a LIBOR of 1.69% per annum plus margin.  The interest on $220.2 million is LIBOR + 2.50%, the interest on $69.3 million is LIBOR + 2.19%, the interest on $44.2 million is LIBOR + 2.25%, the interest on $45.0 million is LIBOR + 2.25%, the interest on $10.0 million is LIBOR + 2.75%, the interest on $121.3 million is LIBOR + 2.60%, the interest on $185.3 million is LIBOR + 2.40% and the interest on $105.8 million is 4.50%.  Also, the three floating-to-fixed interest rate swaps with a notional amount totaling $75.5 million pursuant to which we pay a fixed rate ranging from 2.87% to 3.57% plus the applicable margin and receive a floating rate based on LIBOR have been included.  The interest on the balance outstanding is generally payable quarterly and in some cases semiannually.  With regard to the ABN AMRO Credit Facility, each of the three borrowers shall, in the first three years, make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon.  Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.  The above table does not include an estimate for any such amounts.

(2)	These are estimates only and are subject to change as construction progresses.

Due to the uncertainty related to the market conditions for oil tankers we can provide no assurances that our cash flow from the operations of our vessels will be sufficient to cover our vessel operating expenses, vessel capital expenditures including installments on our newbuildings ordered, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short term.  Our longer-term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2017 by approximately $6.2 million based upon our debt level as of December 31, 2017.  There are no material changes in market risk exposures from 2016 to 2017.  The notional amount as of December 31, 2017 includes the $105.8 million principal amount of the convertible senior notes which have a fixed interest rate of 4.50%.

As of December 31, 2017, we were party to three floating-to-fixed interest rate swaps with a notional amount totaling $75.5 million pursuant to which we pay a fixed rate ranging from 2.87% to 3.57% plus the applicable margin and receive a floating rate based on LIBOR.  As of December 31, 2017, we recorded a liability of $0.5 million relating to the fair value of the swaps.  The change in fair value of the swaps in 2017 has been recognized in our income statement.  The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We used swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2017, included as Item 18 of this report.

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

SAFE HARBOR

Applicable to the extent the disclosures required by this Item 5. of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	62	Class III Director and Chairman
Einar Michael Steimler	69	Class II Director
Joseph H. Pyne	70	Class II Director
Carsten Mortensen	51	Class III Director
Jeremy Kramer	56	Class I Director
Susan Reedy	44	Class I Director
Svein Moxnes Harfjeld	54	Co-Chief Executive Officer
Trygve P. Munthe	56	Co-Chief Executive Officer
Eirik Ubøe	57	Chief Financial Officer

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors.  Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment as well as asset management focusing primarily on the maritime shipping sector. Mr. Lind is currently group Chief Executive Officer of Tufton Oceanic Finance Group Limited and a director of the group’s principal subsidiaries (including Tufton Oceanic (Isle of Man) Limited). He joined Tufton Oceanic in 2003. Prior to this he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and  Oslobanken. Mr. Lind currently serves on the boards of Gram Car Carriers Holding Pte. Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a resident of Cyprus and a citizen of Norway.

Einar Michael Steimler—Director.  Mr. Einar Michael Steimler has over 45 years’ experience in the shipping industry.  From 2008 to 2011 he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International.  He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until the end of 2007.  Mr. Steimler serves as a non-executive director on the board of Scorpio Bulkers, Inc.  From 1998 to 2010, Mr. Steimler served as a Director of Euronav.  He was also Managing Director of Euronav from 1998 to 2000.  He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm.  He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics.  Mr. Steimler is a resident and citizen of Norway.

Joseph H. Pyne—Director. Mr. Joseph H. Pyne is the Executive Chairman of Kirby Corporation and served as the Chief Executive Officer of Kirby from 1995 to April 29, 2014.  Mr. Pyne served as Executive Vice President from 1992 to 1995 and also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999.  He served at Northrop Services, Inc. and served as an Officer in the Navy.  He has been Executive Chairman of Kirby Corporation since April 2013 and its Director since 1988.  He is a director of the Genesee & Wyoming Railroad and serves as a Member of the Board of Trustees of the Webb Institute.  Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina.  Mr. Pyne is a resident and citizen of the U.S.

Carsten Mortensen—Director.  Mr. Mortensen is CEO of BW Group and Board Member of BW Offshore Limited, BW LPG Limited and BW Pacific Limited.  Mr. Mortensen has over 30 years of shipping experience, of which 11 years were spent at A.P. Møller-Maersk and 17 at D/S Norden.  His previous appointments include CEO of D/S Norden from 2005 to 2014 and Managing Director of Maersk Broker (UK) Ltd from 1995 to 1997.  Mr. Mortensen was a Board Member of the Danish Shipowners Association (DSA) and its Chairman from 2011 to 2014.  He served as Board Member of the International Chamber of Shipping (ICS) from 2009 to 2011.  From 2012 to 2013, he chaired “Vækstteam” (or Growth Team), an initiative by the Danish Government to create jobs in the Danish Maritime Cluster.  Mr. Mortensen received his training in shipping at the Maersk Shipping School and further executive qualifications from INSEAD, Wharton and IMD.  He holds a Graduate Diploma degree in International Business (HD-U) from Copenhagen Business School.  Mr. Mortensen is a resident and citizen of Denmark.

Jeremy Kramer—Director.  Mr. Jeremy Kramer is on the Board of Directors of Golar LNG Partners and serves on its Conflicts Committee.  Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net-worth clients.  Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities.  Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund.  He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an MBA from Harvard University Graduate School of Business in 1988.  He graduated with a BA from Connecticut College in 1983. Mr. Kramer is a resident and citizen of the United States.

Susan Reedy—Director.  Ms. Reedy has over 17 years of corporate legal experience.  She is currently Head of Legal–Special Projects for BW Group and served as Deputy Managing Director & General Counsel of BW Ventures from 2011–2016.  Prior to that Ms. Reedy was an Associate counsel at Conyers, Dill & Pearman where she advised shipping and energy clients and prior to that was a Partner in the corporate department of Owen, Bird.  Ms. Reedy received her Juris Doctor and Bachelor of Arts degrees from the University of Victoria, Canada and studied international law at the University of Utrecht, Netherlands.  She is called to the Bar in Bermuda and Canada and has served on the Women’s Oil & Gas Council Committee as well as on the Boards of various private companies.  Ms. Reedy is a resident of Bermuda and citizen of Canada.

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

Trygve P. Munthe—Co-Chief Executive Officer.  Mr. Munthe joined DHT on September 1, 2010.  Mr. Munthe has over 30 years of experience in the shipping industry.  He was previously CEO of Western Bulk, President of Skaugen Petrotrans, Director of Arne Blystad AS and CFO of I.M. Skaugen.  Mr. Munthe currently serves as chairman of the board of Ness, Risan & Partners AS.  Mr. Munthe is a citizen of Norway.

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

B.            COMPENSATION

DIRECTORS’ COMPENSATION

In 2017, each member of our board of directors was paid an annual fee of $75,000, plus reimbursement for expenses incurred in the performance of their duties as members of our board of directors.  We paid the chairman of the board an additional $65,000 to compensate for the extra duties incident to that office.  We paid the chairpersons of each of our compensation committee and nominating and corporate governance committee an additional $15,000 and we paid the chairperson of the audit committee an additional $20,000.  We paid an additional $6,000 to each of the other members of each committee.

For the year 2017, Mr. Lind, Mr. Steimler, Mr. Pyne and Mr. Kramer were each awarded 35,000 shares of restricted stock pursuant to the Plan.  Each such grant vested with respect to 12,500 shares in February 2018 and will vest with respect to 12,500 shares in February 2019, subject to each such member of our board of directors remaining a member of our board of directors.  The remaining 10,000 shares subject to such grant will vest subject to certain market conditions prior to February 8, 2021 and subject to each such member of our board of directors remaining a member of our board of directors. For the year 2017, BW Group was awarded 42,000 shares of restricted stock pursuant to the Plan on behalf of Mr. Carsten Mortensen and Ms. Susan Reedy.  Such grant vested with respect to 15,000 shares in February 2018 and will vest with respect to 15,000 shares in February 2019, subject to certain service-based vesting conditions.  The remaining 12,000 shares subject to such grant will vest subject to certain market conditions prior to February 8, 2021 and subject to certain service-based vesting conditions. For the year 2016, Mr. Lind, Mr. Steimler and Mr. Pyne were each awarded 45,000 shares of restricted stock pursuant to the Prior Plans that vest in three equal amounts in February 2017, 2018 and 2019, subject to each such member of our board of directors remaining a member of our board of directors. For the year 2015, Mr. Lind, Mr. Steimler, and Mr. Pyne were each awarded 40,000 shares of restricted stock pursuant to the Prior Plans that vested in three equal amounts in February 2016, 2017 and 2018. In January 2016, the vesting dates in January 2017 and January 2018 were changed to February 2017 and February 2018. Each such grant of restricted stock described above was generally granted to the members of the board of directors in the beginning of the year following the year to which it relates. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

With respect to the year ending December 31, 2017, our co-chief executive officer, Mr. Svein Moxnes Harfjeld, received an annual salary of USD 602,557 and a cash bonus of USD 300,000 and our co-chief executive officer, Mr. Trygve P. Munthe, received an annual salary of USD 602,557 and a cash bonus of USD 300,000. In 2017 each of Mr. Harfjeld and Mr. Munthe received a cash bonus of USD 1,000,000 payable with respect to the year ending December 31, 2016. With respect to the year ending December 31, 2017, our chief financial officer, Mr. Eirik Ubøe, received an annual salary of USD 232,770 and a cash bonus of USD 100,000. In 2017 Mr. Ubøe received a cash bonus of USD 150,000, payable with respect to the year ending December 31, 2016. Each executive officer also participates in a defined benefit pension plan pursuant to which each executive is entitled to, beginning at age 67, up to 70% of each executive’s base salary as of the executive’s applicable retirement date, up to a maximum base salary for such purposes of 12 times the National Insurance Scheme’s base amount. In 2017, USD 30,688, USD 29,706 and USD 29,349 was set aside under such defined benefit pension plan for each of the executives, respectively. Each of Mr. Harfjeld and Mr. Munthe are additionally subject to a savings agreement with a Norwegian life insurance company, with a fixed premium of USD 2,420 per month for Mr. Harfjeld and USD 3,026 per month for Mr. Munthe. The premium will be paid (subject to continued employment) until each executive attains age 67. Also, each executive is reimbursed for expenses incurred in the performance of his duties as our executive officer and receives the equity-based compensation described below.  The amounts above related to annual salary and pensions have been translated from NOK at an exchange rate of USD/NOK of 8.2630.

For the year 2017, Mr. Harfjeld and Mr. Munthe were each awarded 160,000 shares of restricted stock pursuant to the Plan, of which 80,000 shares subject to each such grant vested in February 2018.  The remaining 80,000 shares subject to each such grant will vest subject to certain market conditions prior to February 8, 2021 and subject to continued employment with us. For the year 2017, Mr. Ubøe was awarded 13,000 shares of restricted stock pursuant to the Plan that vested in February 2018. For the year 2016, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 255,000, 255,000 and 60,000 shares of restricted stock pursuant to the Prior Plans, respectively, which vested with respect to one-third of the shares subject to such grant on each of February 2017 and 2018 and which will vest with respect to the remaining one-third in February 2019, subject to continued employment with us. For the year 2015, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 235,000, 235,000 and 40,000 shares of restricted stock pursuant to the Prior Plans, respectively, which vested in three equal amounts in February 2016, 2017 and 2018. For the year 2014, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 255,000, 255,000 and 85,000 shares of restricted stock pursuant to the Prior Plans, respectively, which vested in three equal amounts in January 2016, February 2017 and February 2018.  For the year 2013, Mr. Harfjeld, Mr. Munthe and Mr. Ubøe were each awarded 51,000, 51,000 and 20,000 shares of restricted stock pursuant to the Prior Plans, respectively, of which 50% of the shares of restricted stock subject to each such grant vested in three equal amounts in February 2015, 2016 and 2017.  The remaining 50% of the shares of restricted stock subject to each such grant vested in three equal amounts in February 2015, 2016 and 2017. Each such grant of restricted stock described above was generally granted to the executives in the beginning of the year following the year to which they relate.

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

In the event that we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment other than for “cause” (as such term is defined in each executive’s employment agreement), subject to the executive’s execution of employment termination agreements that include waivers of all claims in favor of the company and the executive’s compliance with certain requests from us related to termination as well as with the restrictive covenants described below, we will continue to pay such executive’s base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreements).  In the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control (as such term is defined in each executive’s employment agreements) for good reason (as such term is defined in each executive’s employment agreement), then we will continue to pay such executive officer his base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement).  In addition, in the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control for good reason, such executive will be entitled to 100% of his bonus (as provided for in each executive’s employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but not yet vested shares will vest immediately and become exercisable.  In the event that Mr. Harfjeld or Mr. Munthe’s employment is terminated for cause, we are only obligated to pay salary and unreimbursed expenses through the termination date.

In the event that we terminate Mr. Ubøe’s employment other than for “cause” (as such term is defined in the employment agreement), subject to Mr. Ubøe’s execution and delivery of an irrevocable waiver and general release of claims in favor of the company and his compliance with the restrictive covenants described below, we will continue to pay his base salary through the first anniversary of such date of termination and all of his equity-based compensation will immediately vest and become exercisable.  In the event that Mr. Ubøe terminates his employment for good reason (as such term is defined in the employment agreement) within six months following a change of control (as such term is defined in the employment agreement), he will be awarded cash compensation of 100% his annual base salary upon the effective date of such termination.  In the event that Mr. Ubøe terminates his employment for good reason within six months following a change of control, he may, at the board of directors’ discretion, be entitled to an additional payment equal to 100% his annual base salary if the board of directors determines he made a significant contribution to the transaction that resulted in the change of control and any unvested equity awards will become fully vested.  If Mr. Ubøe’s employment is terminated due to death or disability (as such latter term is defined in the employment agreement), we will continue to pay his base salary through the first anniversary of such date of termination.  In the event that Mr. Ubøe’s employment is terminated for cause, we are only obligated to pay his salary through the effective date of termination that remains unpaid as of such date and pay any unreimbursed expenses incurred by Mr. Ubøe prior to the effective date of termination.

Pursuant to each executive’s employment agreement, each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed to protect our confidential information.  Each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe has agreed during the term of the agreements, and for a period of one year following his termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.  Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment will fully and wholly be given to us.  Mr. Ubøe has additionally agreed, pursuant to his employment agreement, not to criticize or disparage us, our affiliates or any related persons, including customers, clients, suppliers or vendors, whether in writing or orally.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Incentive Compensation Plan

We currently maintain one equity compensation plan, the 2016 Incentive Compensation Plan (the “Plan”).  The Plan was approved by our stockholders at our annual meeting on June 1, 2016.

The Plan was established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The Plan is identical in all material respects, except that the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 2,900,000.

The following description of the Plan is qualified by reference to the full texts thereof, copies of which are filed as exhibits to this report.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory stock options, or “NSOs,” restricted share awards, restricted stock units, or “RSUs,” cash incentive awards, dividend equivalents and other equity-based or equity-related awards.

Plan administration

The Plan is administered by the compensation committee of our board of directors or such other committee as our board of directors may designate to administer the Plan. Subject to the terms of the Plan and applicable law, the compensation committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award in response to changes in tax law or unforeseen tax consequences of such awards and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 2,900,000.  If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan.

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

Subject to any applicable award agreement, options will vest and become exercisable on each of the first three anniversaries of the date of grant.  The term of each option will be determined by the compensation committee; provided that no option will be exercisable after the tenth anniversary of the date the option is granted.  The exercise price may be paid with cash (or its equivalent) or by other methods as permitted by the compensation committee.

Restricted shares and restricted stock units

Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement; provided, however, that the compensation committee may determine that restricted shares and RSUs may be transferred by the participant.  Upon the grant of a restricted share, certificates will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the compensation committee or us.  Upon lapse of the restrictions applicable to such restricted shares, we or the custodian, as applicable, will deliver such certificates to the participant or his or her legal representative.  Except as otherwise specified by the compensation committee in any award agreement, restrictions applicable to awards of restricted shares will lapse, and such restricted shares will become vested with respect to one-fourth of such restricted shares on each of the first four anniversaries of the date of grant.

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

Amendment and termination of the Plan

Subject to any government regulation and to the rules of the NYSE or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval will be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan.  No modification, amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the Plan or by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary.

Change of control

The Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control (as defined in the Plan), unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

•	all options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

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

Term of the Plan

No award may be granted under the Plan after June 11, 2019, the third anniversary of the date the Plan was approved by our stockholders.

C.            BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of six directors, four of whom are independent under the rules of the NYSE applicable to U.S. companies.  Mr. Carsten Mortensen and Ms. Susan Reedy are not independent under those rules solely because they are employees and officers of BW Group, which in 2017 engaged in the transaction with us described below under “Item 7.  Major Stockholders and Related Party Transactions.”  Notwithstanding that, as a foreign private issuer under the rules of the NYSE, we have elected to add Mr. Carsten Mortensen and Ms. Susan Reedy to our board’s nominating and corporate governance committee and compensation committee, respectively, as set forth below.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Mr. Erik Lind was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Joseph H. Pyne was initially appointed in September 2015.  Mr. Carsten Mortensen was initially appointed in April 2017.  Mr. Jeremy Kramer was initially elected in June 2017.  Ms. Susan Reedy was initially appointed in November 2017.  The term of our Class III directors, Mr. Lind and Mr. Mortensen, expires in 2018, the term of our Class I directors, Mr. Kramer and Ms. Reedy, expires in 2020 and the term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2019.  Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 1, 2016 and Mr. Lind was re-elected as our Class III director at our annual stockholders meeting on May 29, 2015.

Pursuant to the VAA, and in accordance with the IRA, Mr. Carsten Mortensen (CEO of BW Group) and Ms. Susan Reedy (Head of Legal—Special Projects of BW Group) were designated by BW Group and appointed to the Company’s board of directors. Additionally, Mr. Carsten Mortensen was appointed to the nominating and corporate governance committee and Ms. Susan Reedy was appointed to the compensation committee.

BOARD COMMITTEES

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls); (ii) the integrity of our financial statements; (iii) our compliance with legal and regulatory requirements and ethical standards; (iv) significant financial transactions and financial policy and strategy; (v) the qualifications and independence of our outside auditors; (vi) the performance of our internal audit function; and (vii) the outside auditors’ annual audit of our financial statements.  Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.  The members of the audit committee are Mr. Kramer (chairperson), Mr. Lind and Mr. Pyne.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.  The members of the compensation committee are Mr. Steimler (chairperson), Ms. Reedy, Mr. Kramer and Mr. Pyne.

The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman.  The members of the nominating and corporate governance committee are Mr. Lind (chairperson), Mr. Mortensen, Mr. Steimler and Mr. Pyne.

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

D.            EMPLOYEES

As of December 31, 2017, we had 17 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.            SHARE OWNERSHIP

See “Item 7. A. Major Stockholders.”  See “Item 6.B.  Compensation” for a description of the company’s Incentive Compensation Plan under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on 13G and 13D filings and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of April 10, 2018.  We have one class of common stock outstanding with each outstanding share entitled to one vote.

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

Persons owning more than 5% of a class of our equity securities	Number of Shares of Common Stock (1)	Percentage of Shares of Common Stock (2)
BW Group (3)	48,948,676	34.1%
Dimensional Fund Advisors LP (4)	7,747,314	5.4%
Directors
Erik A. Lind (5)	253,542	*
Einar Michael Steimler (5)	251,054	*
Joseph H. Pyne (5)	138,899	*
Carsten Mortensen (6)	-	-%
Jeremy Kramer (7)	300,500	*
Susan Reedy (6)	-	-%
Executive Officers
Svein Moxnes Harfjeld (8)	1,118,322	*
Trygve P. Munthe (8)	1,208,987	*
Eirik Ubøe (9)	251,851	*
Directors and executive officers as a group (9 persons) (10)	3,565,155	2.5%

*Less than 1%

(1)
Assumes conversion of all of the holder’s convertible senior notes at a conversion price of $6.3282 per share of common stock.  The conversion price of the convertible senior notes is subject to adjustments.  As a result, the number of shares of common stock issuable upon conversion of the convertible senior notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1) under the Exchange Act, using 143,572,543 shares of common stock issued and outstanding on April 10, 2018.

(3)
Based upon a Schedule 13D filed with the SEC on March 23, 2017, by BW Group, which at that date beneficially owned 47,724,395 shares of DHT (including the 15,700,000 shares of common stock issued upon the conversion of the Series D Preferred Stock) constituting 33.5% of the common shares of DHT.  All shares beneficially owned are shares of common stock.  All common shares issued to BW Group were issued pursuant to the VAA in connection with the acquisition of BW Group’s VLCC fleet.  Since the filing of the Schedule 13D, BW Group purchased an additional 1,182,281 shares of DHT in the open market.  In addition to the shares of common stock issued to BW Group pursuant to the VAA, BW Group was awarded 42,000 shares of restricted stock pursuant to the Plan on behalf of Mr. Carsten Mortensen and Ms. Susan Reedy.  This includes 27,000 shares of restricted stock subject to vesting conditions.  BW Group possesses the sole power to vote or direct the vote of 48,948,676 shares of DHT and the sole power to dispose or to direct the disposition of 48,948,676 shares of DHT.

(4)
Based upon a Schedule 13G filed with the SEC on February 09, 2018, by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts.  For purposes of the reporting requirements of the Exchange Act, Dimensional is deemed to be a beneficial owner of such shares; however, Dimensional expressly disclaims that it is, in fact, the beneficial owner of such shares.  Dimensional possesses the sole power to vote or direct the vote of 7,485,271 shares of DHT Holdings, Inc. and the sole power to dispose or to direct the disposition of 7,747,314 shares of DHT Holdings, Inc.  All shares beneficially owned are shares of common stock.

(5)	Includes 37,500 shares of restricted stock subject to vesting conditions.

(6)	For the year 2017, BW Group was awarded 42,000 shares of restricted stock pursuant to the Plan on behalf of Mr. Carsten Mortensen and Ms. Susan Reedy.

(7)	Includes 22,500 shares of restricted stock subject to vesting conditions.

(8)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018 with the exercise prices to be adjusted for dividends declared and paid subsequent to the grant date.  Includes 165,000 shares of restricted stock subject to vesting conditions.

(9)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 with the exercise prices to be adjusted for dividends declared and paid subsequent to the grant date.  Includes 20,000 shares of restricted stock subject to vesting conditions.

(10)	Includes 512,000 shares of restricted stock subject to vesting conditions.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of April 10, 2018, we had 28 shareholders of record, 22 of which were located in the United States and held an aggregate of 95,470,592 of our common shares, representing 66.5% of our outstanding common shares.  However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 95,401,697 of our common shares as of April 10, 2018.   Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

Investor Rights Agreement (“IRA”)

As a significant minority investor in DHT, DHT granted BW Group certain minority rights under the IRA.  BW Group also agreed to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder under the IRA.

Standstill Obligations

The IRA imposes a standstill on BW Group, in effect until it no longer holds at least 25% of the total voting power of DHT capital stock (the period ending on such date, the “Standstill Period”).  The standstill, among other things, ensures that control over DHT resides with the board of directors during the Standstill Period.  During the Standstill Period, BW Group cannot take any of the following actions:

•	Hold more than 45% of the total voting power of DHT capital stock;

•	Solicit any proposal for a business combination or a sale of all or a substantial portion of the DHT assets;

•	Participate in a proxy solicitation, or vote with or grant a proxy to any shareholder that undertakes a proxy solicitation from DHT shareholders;

•	Participate in any 13D group;

•
Attempt to increase BW Group’s representation on our board of directors or otherwise change the composition of the DHT board of directors if inconsistent with the arrangements described below under the heading “—Minority Representation on Board and Committees”;

•	Call special meetings of the shareholders; and

•	Assist a third party with any of the foregoing prohibited actions.

Limited Matching Rights

If during the Standstill Period any third party makes a written tender or exchange offer to holders of DHT’s capital stock that remains open and is reasonably capable of being completed, BW Group may exercise limited matching rights to propose a counteroffer to our board of directors.

Our board of directors may determine to accept or reject the counteroffer in its sole discretion. All directors that were designated for nomination by BW Group will recuse themselves from the board’s deliberations on the counteroffer.

BW Group has the right to launch a tender offer or exchange offer comprising the terms of its counteroffer (including the terms required by the IRA) only if  (1) our board of directors rejects BW Group’s counteroffer in favor of the third-party offer and (2) the third-party offer would, if consummated, result in a change of control of DHT.

Non-Coercive Offers

Beginning on the fifth anniversary of the IRA (or, if earlier, the earlier of the end of the Standstill Period and October 20, 2018 (if on such date BW Group then holds less than 35% of DHT’s issued and outstanding common stock)), BW Group may make a “Non-Coercive Offer” to shareholders to acquire all issued and outstanding shares of DHT capital stock, which must comply with certain parameters set forth in the IRA, including relating to offer value and form of consideration.  In addition, BW Group is required, prior to making a Non-Coercive Offer, to consult and negotiate in good faith with our board of directors for a period of at least 45 days beforehand.

Shareholder Rights Plans

Until the end of the Standstill Period, we are not permitted to enter into any shareholder rights plan, rights agreement or any other “poison pill,” “proxy put” or other antitakeover arrangement (collectively, a “Plan”), if such Plan would restrict BW Group from engaging in any transaction, or taking any action, otherwise permitted by the Standstill exceptions as outlined in the IRA. Following the Standstill Period, until BW Group ceases to hold at least 10% of DHT common stock, we are not permitted to extend, declare or enter into any Plan that would restrict BW Group from consummating, or that would otherwise be triggered by, a Non-Coercive Offer by BW Group.

Minority Representation on Board of Directors and Committees

Nominees to the DHT board of directors will be composed of four individuals selected by DHT’s nominating and corporate governance committee plus up to two individuals that BW Group has the right to nominate as a minority shareholder.

BW Group is entitled to designate two director nominees while it continues to hold at least 75% of the aggregate number of shares it received as consideration under VAA, and one director nominee while it continues to hold at least 40%, but less than 75%, of the aggregate number of shares it received as consideration under VAA.  If at any time BW Group does not hold at least 10% of voting power of DHT capital stock, it will lose all director nominee designation rights.

In addition, the IRA provides BW Group’s designees with representation on each committee of our board of directors, so long as these designees comprise less than half of the total number of members on each committee.

Obligation to Support DHT Nominees

BW Group is required to vote all of its shares of DHT common and other capital stock in favor of each of the nominating and corporate governance committee’s nominees for election to the Company’s board of directors, and against any proposal for his or her removal from the board of directors.

An exception to this rule applies to the extent that BW Group holds shares representing more than 35% of the total voting power of DHT capital stock.  If BW Group were to hold more than 35% of the total voting power of DHT capital stock, it could vote the amount of its excess holdings above 35% in its sole discretion (subject to the standstill requirement that BW Group never hold more than 45% of the total voting power of DHT capital stock) during the Standstill Period.

Interested Transactions between DHT and BW Group

BW Group is prohibited from entering into any material transaction with DHT unless the transaction is approved by the DHT board of directors, with each director that was nominated by BW Group being required to recuse himself or herself from the deliberations.

Transfer Limitations

The IRA prohibits BW Group from transferring shares of voting DHT capital stock outside of BW Group and its controlled affiliates without the prior written consent of DHT if, to BW Group’s knowledge, the acquiring party would beneficially own 15% or more of the voting power of all DHT capital stock as a result of the transfer, except in the case of a tender or exchange offer for shares of DHT capital stock that our board of directors has not recommended that shareholders reject.

Minority Investor Protections

The IRA also grants BW Group certain customary minority investor rights, including registration rights under applicable securities laws and approval rights over certain corporate actions, including engaging in new lines of business, taking actions to discriminate against BW Group in favor of other shareholders and any merger or other transaction resulting in a change of control of DHT, or a sale of all or substantially all of DHT’s assets or stock, if the per-share value of the consideration in such transaction received by the holders of common stock is less than the per-share value implied by the sale and purchase of the vessels under the VAA (i.e., $5.37 per share, subject to an annual uptick of 10%).

These minority investor protections expire once BW Group no longer holds at least 25% of the voting power of the DHT capital stock.

The above summary of the IRA does not purport to be complete and is qualified in its entirety by the IRA, a copy of which is incorporated by reference to this report.

B.            RELATED PARTY TRANSACTIONS

Pursuant to the VAA, the Company and BW Group agreed to enter into the IRA which granted BW Group with certain minority rights in DHT (see above for a summary of these rights).  In 2017, Mr. Carsten Mortensen (CEO of BW Group) and Ms. Susan Reedy (Head of Legal—Special Projects of BW Group), were designated by BW Group and appointed to the Company’s board of directors pursuant to the rights granted to BW Group in the IRA.  For the year 2017, BW Group was awarded 42,000 shares of restricted stock pursuant to the Plan on behalf of Mr. Carsten Mortensen and Ms. Susan Reedy.  Such grant vested with respect to 15,000 shares in February 2018 and will vest with respect to 15,000 shares in February 2019, subject to certain service-based vesting conditions.  The remaining 12,000 shares subject to such grant will vest subject to certain market conditions prior to February 8, 2021 and subject to certain service-based vesting conditions.

Additionally, pursuant to the VAA, BW Group agreed, among other things, to vote all of its shares in the capital stock of DHT at the 2017 Annual General Meeting (“2017 AGM”) in favor of an amendment to our articles of incorporation to increase the authorized number of shares of common stock and capital stock.  As of the record date for the 2017 AGM, BW Group’s total ownership amounted to 24.8% of both the voting power of DHT capital stock and of the issued and outstanding common stock of DHT.  As of December 31, 2017, BW Group was the technical manager for the DHT Peony.  In 2017, total technical management fees paid to BW Group were $0.1 million.  In January 2018, BW Group ceased being the technical manager for the DHT Peony.

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood.  As of December 31, 2017, Goodwood is the technical manager for 22 of the Company’s vessels.  In 2017, total technical management fees paid to Goodwood were $3.0 million.  In 2016, total technical management fees paid to Goodwood were $2.2 million.

Erik A. Lind, the chairman of our board of directors, is the group Chief Executive Officer and a director of Tufton Oceanic Finance Group Limited.  In connection with the February 2014 Registered Direct Offering, we sold 1,352,800 shares of common stock to affiliates of Tufton Oceanic Finance Group Limited.  In connection with the September 2014 Registered Direct Offering, we sold 769,000 shares of common stock to affiliates of Tufton Oceanic Finance Group Limited and in connection with the private placement of $150 million aggregate principal amount of convertible senior notes in September 2014, we sold convertible senior notes amounting to $11,380,000 to affiliates of Tufton Oceanic Finance Group Limited.

Further, we have issued certain guarantees for certain of our subsidiaries.  This mainly relates to all our credit facilities which are all guaranteed by DHT Holdings. A summary of these credit facilities can be found under “Item 5.  Operating and Financial Review and Prospects—Liquidity and Sources of Capital.”

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

The nature of our business, i.e., the acquisition, chartering and ownership of our vessels, exposes us to risk of lawsuits for damages or penalties relating to, among other things, personal injury, property, casualty and environmental contamination.  Under rules related to maritime proceedings, certain claimants may be entitled to attach charter hire payable to us in certain circumstances.  There are no actions or claims pending against us as of the date of this report.

8.	DIVIDENDS

In November 2016, the company revised its capital allocation policy.  DHT intends to return at least 60% of its ordinary net income (adjusted for extraordinary items) to shareholders in the form of quarterly cash dividends and/or through repurchases of its securities.  Further, DHT intends to allocate surplus cash flow, after dividends and/or repurchases, to acquire ships or to be used for general corporate purposes.  The extent and allocation will depend on market conditions and other corporate considerations (refer to “Item 3.  Risk Factors—we may not pay dividends in the future”).  DHT has applied its updated capital allocation policy starting with the fourth quarter of 2016.

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

The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02, $0.02 and $0.02 per common share, respectively.  With respect to the Series A Participating Preferred Stock issued in May 2012, the dividends paid related to the four quarters of 2013 amounted to $0.25, $0.00, $0.00 and $0.00 per common share, respectively.  No dividends related to the four quarters of 2013 were paid on Series B Participating Preferred Stock (as defined below).  The dividends paid related to the four quarters of 2014 amounted to $0.02, $0.02, $0.02 and $0.05 per common share, respectively.  The dividends paid related to the four quarters of 2015 amounted to $0.15, $0.15, $0.18 and $0.21 per share of common stock, respectively.  The dividends paid related to the four quarters of 2016 amounted to $0.25, $0.23, $0.02 and $0.08 per share of common stock, respectively.  The dividends paid related to the four quarters of 2017 amounted to $0.08, $0.02, $0.02 and $0.02 per share of common stock, respectively.

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

B.            SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

1.	EXPECTED PRICE

Not applicable.

2.	METHOD TO DETERMINE EXPECTED PRICE

Not applicable.

3.	PRE EMPTIVE EXERCISE RIGHTS

Not applicable.

4.	STOCK PRICE HISTORY

The following table lists the high and low sales prices for our common stock for the periods indicated as reported:

	High	Low
Year ended:
December 31, 2013	6.95	3.99
December 31, 2014	8.57	5.20
December 31, 2015	9.31	6.05
December 31, 2016	8.06	3.29
December 31, 2017	5.20	3.52

Quarter ended:
March 31, 2016	8.06	4.88
June 30, 2016	6.10	4.95
September 30, 2016	5.47	4.00
December 31, 2016	4.62	3.29
March 31, 2017	5.20	3.92
June 30, 2017	4.95	3.77
September 30, 2017	4.44	3.64
December 31, 2017	4.32	3.52
March 31, 2018	3.97	3.27

Month ended:
October 31, 2017	4.32	3.84
November 30, 2017	4.13	3.70
December 31, 2017	3.90	3.52
January 31, 2018	3.96	3.43
February 28, 2018	3.97	3.27
March 31, 2018	3.91	3.39
April 31, 2018 (1)	3.88	3.28

(1)	For the period of April 1, 2018 through April 23, 2018.

5.	TYPE AND CLASS OF SECURITIES

Not applicable.

6.	LIMITATIONS OF SECURITIES

Not applicable.

7.	RIGHTS CONVEYED BY SECURITIES ISSUED

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

B.            MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our amended and restated articles of incorporation and amended and restated bylaws that are currently in effect.  Because the following is only a summary, it does not contain all information that you may find useful.  For more complete information you should read our amended and restated articles of incorporation and amended and restated bylaws, each listed as an exhibit to this report.

PURPOSE

Our purpose, as stated in Article II of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.  Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our stockholders.

We are registered in the Republic of the Marshall Islands at the Registrar of Corporations for non-resident corporations, under registration number 39572.

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2017, we had outstanding 142,417,407 shares of common stock.  As of March 14, 2018, we had 143,572,543 shares of common stock outstanding and no shares of any class of preferred stock.  As of December 31, 2017, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

In January 2017, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through March 2018 and may be suspended or discontinued at any time.  Any shares of DHT common stock acquired by DHT will be available for reissuance.  In 2017, the company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0% of the face amount.  In March 2018, our board of directors approved the repurchase of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The repurchase program has been authorized through March 2019.

Description of Common Stock

The rights of our stockholders are set forth in our amended and restated articles of incorporation and amended and restated bylaws, as well as the BCA. Amendments to our amended and restated articles of incorporation generally require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote. Amendments to our amended and restated bylaws require the affirmative vote of a majority of our entire board of directors.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.  Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we have issued or may issue in the future.  Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our amended and restated articles of incorporation or amended and restated bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our amended and restated articles of incorporation or amended and restated bylaws.

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

Series C Participating Preferred Stock

In connection with the Rights Plan adopted in January 2017, we designated and issued 15,000 shares of a new series of preferred stock, Series C Participating Preferred Stock, par value $0.01 per share. The Rights Plan expired on January 28, 2018 in accordance with its terms and has not been replaced.

Series D Junior Participating Preferred Stock

In connection with the VAA, we designated and issued 15,700 shares of a new series of the Company’s preferred stock, which has been designated as Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”).  Each share of the Series D Preferred Stock was converted into 1,000 shares of Company common stock.  On June 28, 2017, all outstanding shares of Series D Preferred stock were mandatorily exchanged into shares of our common stock.

Shareholder Rights Plan

In January 2017, our board of directors adopted the Rights Plan and declared a dividend of one preferred share purchase right for each outstanding share of common stock, par value $0.01 per share, of DHT to purchase from DHT one ten-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of DHT at a price of $22.00 per one ten-thousandth of a share of Series C Junior Participating Preferred Stock, subject to adjustment as provided in the rights agreement, dated as of January 29, 2017 (as the same may be amended from time to time, the “Rights Agreement”), between DHT and American Stock Transfer & Trust Company, LLC, as Rights Agent.  The Rights Plan and the preferred share purchase rights expired in accordance with its and their terms on January 28, 2018 and have not been renewed or replaced. For a complete description of the Rights Plan, we encourage you to read the Rights Agreement, which we have incorporated by reference to this report.

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

Our amended and restated bylaws provide that no contract or transaction between us and a director, or one in which a director has a financial interest, is void or voidable solely for this reason, or solely because the director is present at or participates in a board of directors meeting or committee thereof which authorizes the contract or transaction, or solely because his or her vote is counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Our board of directors may, in its discretion, fix the amounts which shall be payable to members of the DHT board of directors and to members of any committee, for attendance at the meetings of the board of directors or of such committee and for services rendered to the company.

STOCKHOLDER MEETINGS

Under our amended and restated bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors.  The meetings may be held in or outside of the Marshall Islands.  Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting.  Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

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

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties.  Our amended and restated bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.  In February 2013, we amended our bylaws to clarify the scope of indemnification rights provided to directors and officers.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law.  We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest or (2) the removal of incumbent officers and directors.

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

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors.  Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors.  Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our amended and restated bylaws provide that stockholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors.  These advance notice provisions provide that the stockholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting.  In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to stockholders or the date on which public disclosure of the date of the annual general meeting was made.

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

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders.  Our amended and restated articles of incorporation and our amended and restated bylaws provide that, subject to certain exceptions, our chairman or co-chief executive officers, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares, may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice.  Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

TRANSFER AGENT

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

LISTING

Our common stock is listed on the NYSE under the symbol “DHT.”

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the BCA.  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans.  While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law.  The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

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

Stockholder’s Voting Rights
Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote on the subject matter
Any action which may be taken at any meeting of stockholders, may be taken without a meeting, if consent is in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted

Any person authorized to vote may authorize another person or persons to act for him by proxy	Any person authorized to vote may authorize another person to act for him by proxy
Unless otherwise provided in the articles of incorporation, majority of shares entitled to vote, in person or by proxy, constitutes a quorum.  In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum
No provision for cumulative voting
For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting.  In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

The certificate of incorporation may provide for cumulative voting
Directors
The board of directors must consist of at least one member	The board of directors must consist of at least one member
Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation

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
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

-> Alters or abolishes any preferential right of any outstanding shares having preference; or
-> Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
-> Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
-> Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Stockholder’s Derivative Actions
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

Other than the Executive Officer Employment Agreements (identified below), our charters, our ship management agreements with Goodwood and V.Ships, our guarantees for certain of our subsidiaries, the Credit Agricole Credit Facility, the Nordea Samco Credit Facility, the ABN AMRO Credit Facility, the Danish Ship Finance Credit Facility, the Nordea/DNB Credit Facility, the ABN Amro Revolving Credit Facility, the Nordea/DNB Newbuilding Credit Facility, the Nordea BW VLCC Acquisition Credit Facility, the Share Purchase Agreement, the HHI Agreements, the DSME Agreements and the VAA and IRA with BW Group, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Mr. Ubøe that set forth their rights and obligations as our co-chief executive officers and chief financial officer, respectively.  Either the executive or we may terminate the employment agreements for any reason and at any time.  For additional information on these agreements see, “Item 6.  Directors, Senior Management and Employees—Executive Compensation, Employment Agreements.”

D.            EXCHANGE CONTROLS

None.

E.            TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock and preferred stock.  This discussion does not purport to deal with the tax consequences to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock or preferred stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons required to recognize any item of gross income as a result of such income being recognized on an applicable financial statement, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

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

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test,” or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, referred to as the “Publicly Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations.  Therefore, we will be eligible for the exemption under Section 883 of the Code if either the 50% Ownership Test or the Publicly Traded Test is met.  Because our common stock is traded on the NYSE and our stock is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

As to the Publicly Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.  We believe that our common stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly Traded Test also requires our common stock to be “regularly traded” on an established securities market.  Because our common stock is listed on the NYSE, and because our preferred stock is not listed for trading on any exchange, our common stock is the only class of our outstanding stock traded on an established securities market.  Our common stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly Traded Test if:

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

In order to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock (“5% Stockholders”), we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission as having a 5% or more beneficial interest in our common stock.  In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We believe that the 5 Percent Override Rule has not been triggered with respect to our common stock.  However, the 5 Percent Override Rule might be triggered in the future as a result of factual circumstances beyond our control, for example, if one or more stockholders became a 5% Stockholder.  In this case, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely held group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year.

In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test.  In either case, we would have to satisfy certain substantiation requirements regarding the identity and certain other aspects of our stockholders which generally would require that we receive certain statements from certain of our direct and indirect stockholders.  These requirements are onerous and there is no assurance that we would be able to satisfy them.

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2018, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

If the benefits of Section 883 of the Code become unavailable to us in the future, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to the U.S. federal corporate income tax at a rate of 21%.  In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

We believe that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business.  Such income would be “effectively connected” only if:

•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income, and

•
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

Income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above.  Such income is subject to either a 30% gross-basis tax or to a U.S. federal corporate income tax on net income at a rate of 21% (and the branch profits tax described above).  Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

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

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder.”  For this purpose, a “U.S. Holder” means a beneficial owner of shares of our convertible senior notes or our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes:

•
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

•	owns our convertible senior notes or our common stock as a capital asset, and

•	owns actually and constructively less than 10% of our common stock by vote and value.

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

Treatment of the Conversion

A U.S. Holder of the convertible senior notes will not recognize any income, gain or loss in respect of the receipt of common stock upon the conversion of our convertible senior notes, except that (1) the amount of stock received by the U.S. Holder in respect of accrued and unpaid interest will generally be taxable as described under “—Interest on our Convertible senior notes” above and (2) the receipt of cash by the U.S. Holder in lieu of a fractional share of common stock will generally be treated as if the U.S. Holder received the fractional share and then received such cash in redemption of such fractional share.  Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the common stock that is allocable to the fractional share.  You should consult your own tax advisor to determine the specific tax treatment of the receipt of stock in respect of accrued and unpaid interest or cash in lieu of a fractional share in your particular circumstances.

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

•
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

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

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  Any such income inclusions would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above.  The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P.  Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above.  Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election.”  If we are a PFIC during a year in which a U.S. Holder holds our convertible senior notes, and then the U.S. Holder makes a QEF election upon converting the convertible senior notes into shares, the U.S Holder may be treated for these purposes as holding our stock prior to the conversion, and accordingly, may be subject to the tax consequences described in that section.

A QEF election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC.

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return.  We believe our common stock will be treated as “marketable stock” for this purpose.

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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock.  If we were a PFIC, and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.  Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder held our common stock and for which the holder did not make a QEF election.  A U.S. Holder of our convertible senior notes may be treated as holding common stock for purposes of these rules, and accordingly, may be subject to certain of these rules if the U.S. Holder makes a QEF or mark-to-market election after converting the convertible senior notes into common stock.

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

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder.”  For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

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

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, interest and dividend payments (or other taxable distributions) and proceeds from the disposition of our convertible senior notes or our common stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder.  Such distributions may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2017 by approximately $6.2 million based upon our debt level as of December 31, 2017 ($4.7 million in 2016).  We have only immaterial currency risk since all income and all vessel expenses are in U.S. dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions.  We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions.  The majority of our cash is held by DNB, Nordea, ABN Amro and Credit Agricole.  Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market.

A discussion of our accounting policies for derivative financial instruments and further information on our exposure to market risk are included in the notes to our audited consolidated financial included elsewhere in this report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.            DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the fiscal year ended December 31, 2017 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Based on this evaluation, our co-chief executive officers and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were not effective due to the existence of a material weakness, as described below under “Management’s Annual Report on Internal Control Over Financial Reporting.”

Notwithstanding the existence of the material weakness, our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statements, changes in stockholders’ equity and cash flows for the periods presented.

The misstatement, which was corrected, did not impact the Company’s net cash flow, statement of financial position or income statement. The material weakness did not result in a restatement of our consolidated financial statements.

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2017.

B.            MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2017 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

A deficiency was noted in our controls related to the review of the Consolidated Statements of Cash Flow. Specifically, the control related to the review of the classification and presentation of cash flows for a certain type of non-routine transaction was not designed effectively. Based on this assessment, our management concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2017 due to the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

When auditing the 2017 financial statements, our auditors identified a misstatement in the consolidated statements of cash flow related to the presentation of a non-routine non-cash transaction. The misstatement related to the issuance of shares as partial payment for the purchase of vessels from the BW Group. The issuance of shares was presented under cash flows from financing activities and a corresponding entry was made under cash flows from investing activities. As a result, the gross amount of the purchase price, including both the cash and share consideration, was included under cash flows from investing activities. However, in accordance with IAS 7:43, investing and financing transactions that do not require the use of cash or cash equivalents shall be excluded from a statements of cash flows. As a result, an audit adjustment was required to eliminate the share issuance from financing activities and reduce investing activities by the corresponding amount.

C.            ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte AS, an independent registered public accounting firm, and their report, which appears in Item 18 on pages F-2 and F-3, contains an adverse opinion on the effectiveness of our internal control over financial reporting.

D.            CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REMEDIATION STATUS

Our Management has initiated remediation efforts to address the abovementioned material weakness. The remediation plan includes strengthening the underlying control procedures related to the presentation of the consolidated statements of cash flow. As we continue to evaluate and improve our internal control over financial reporting, we may decide to take additional measures, which may require additional implementation time. We cannot provide any assurance that our remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our Co-Chief Executive Officers (our principal executive officer) and Chief Financial Officer (our principal accounting officer).  In November 2012, we revised our Code of Business Conduct and Ethics to clarify our policy restricting relationships between employees, third party agents, and business partners with personnel of governmental entities.  We have posted this Code of Ethics to our website at www.dhtankers.com, where it is publicly available.  In addition, we will provide a printed copy of our Code of Business Conduct and Ethics to our stockholders upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Deloitte AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2017 and 2016.

Fees	2017	2016
Audit Fees (1)	$584,109	$387,936
Audit-Related Fees (2)	79,527	47,628
Tax Fees	16,500	9,538
All Other Fees	—	—
Total	$680,136	$445,102

(1)
Audit fees for 2017 and 2016 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2017 and 2016, respectively.

(2)
Audit-related fees for 2017 consisted of $49,703 in respect of quarterly limited reviews and $29,824 related to other services.  Audit-related fees for 2016 consisted of $37,044 in respect of quarterly limited reviews and $10,584 related to other services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2017.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are fully compliant with the listing standards of the NYSE applicable to foreign private issuers.  Except to the extent described below and in “Item 10.B.  Additional Information—Memorandum and Articles of Association,” our corporate governance practices do not significantly differ from those followed by U.S. companies listed on the NYSE.  A general summary of the material differences between the Business Corporation Act of the Republic of the Marshall Islands and the General Corporations Law of the State of Delaware is set forth under “Item 10.B.  Additional Information—Memorandum and Articles of Association—Comparison of Marshall Islands Corporate Law to Delaware Corporate Law” above.

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Nominating and Corporate Governance Committee and Compensation Committee

NYSE Rules 303A.04 and 303A.05 require that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. Our nominating and corporate governance committee and compensation committee are each composed of three independent directors and one non-independent director. The non-independent directors, Mr. Mortensen and Ms. Reedy, are deemed to not be independent pursuant to NYSE Rule 303A.02(b)(v), which states that a director is not independent if: “The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.” In 2017, pursuant to the VAA, BW Group (which employs both Mr. Mortensen and Ms. Reedy) received payments from DHT in excess of the amounts listed in NYSE Rule 303A.02(b)(v). The DHT board of directors has determined that, if not for NYSE Rule 303A.02(b)(v), Mr. Mortensen and Ms. Reedy would otherwise be independent.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Deloitte AS, an independent registered public accounting firm, are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1
Amended and Restated Articles of Incorporation of DHT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of June 2017, Commission File Number 001-32640).

1.2	Amended and Restated Bylaws of DHT Holdings, Inc.
1.3
Form of Common Stock Certificate of DHT Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

1.4
Certificate of Designation of Series C Junior Participating Preferred Stock of DHT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on
Form 6-K of DHT Holdings, Inc. for the month of January 2017, Commission File Number 001-32640).

1.5
Certificate of Designation of Series D Junior Participating Preferred Stock of DHT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on
Form 6-K of DHT Holdings, Inc. for the month of April 2017, Commission File Number 001-32640).

4.1
Rights Agreement, dated as of January 29, 2017, between DHT Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of January 2017, Commission File Number 001-32640), as amended by Amendment No.1 to Rights Agreement (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of April 2017, Commission File Number 001-32640).

4.1.2
Vessel Acquisition Agreement, dated as of March 23, 2017, between DHT Holdings, Inc. and BW Group Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of March 2017, Commission File Number 001-32640).

4.1.3
Investor Rights Agreement, dated as of April 20, 2017, between DHT Holdings, Inc. and BW Group Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of April 2017, Commission File Number 001-32640).

4.1.3
Danish Ship Finance Credit Facility (incorporated by reference to Exhibit 4.1.7 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.4	ABN AMRO Credit Facility (incorporated by reference to Exhibit 4.1.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).
4.1.5
The Nordea Samco Credit Facility (incorporated by reference to Exhibit 4.1.12 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.1.6	Nordea/DNB Credit Facility (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).
4.1.7
Nordea/DNB Amended and Restated Credit Facility (DHT Leopard) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2016, Commission File Number 001-32640).

4.1.8	Credit Agricole Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).
4.1.9	ABN AMRO Revolving Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of February 2017, Commission File Number 001-32640).
4.1.10
The Nordea/DNB Newbuilding Credit Facility (incorporated by reference to Exhibit 10.2 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of August 2017, Commission File Number 001-32640).

4.1.11
The Nordea BW VLCC Acquisition Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of August 2017, Commission File Number 001-32640).

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

4.14	2016 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No 333-213686) with the SEC on September 16, 2016, and incorporated herein by reference).
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
23.1	Consent of Deloitte AS.
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: April 23, 2018	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

Date: April 23, 2018	By:	/s/ Trygve P. Munthe
		Name:	Trygve P. Munthe
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS
DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flow for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2018, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte AS

Oslo, Norway
 April 17, 2018

We have served as the Company’s auditor since 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DHT Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DHT Holdings, Inc. (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 17, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: A deficiency was noted in the Company’s controls related to the review of the Consolidated Statements of Cash Flow. Specifically, the control related to the review of the classification and presentation of cash flows for a certain type of non-routine transaction was not designed effectively. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and this report does not affect our report on such financial statements.

/s/ Deloitte AS

Oslo, Norway
 April 17, 2018

DHT Holdings, Inc.
Consolidated Statement of Financial Position as of December 31

(Dollars in thousands)	Note	2017	2016

ASSETS	Note
Current assets
Cash and cash equivalents	8,9	$77,292	$109,295
Accounts receivable and accrued revenues	8	42,212	34,461
Prepaid expenses		3,197	3,627
Bunkers, lube oils and consumables		23,675	7,906
Asset held for sale	6	20,762	23,216
Total current assets		$167,137	$178,505

Non-current assets
Vessels and time charter contracts	6	1,444,146	1,177,521
Advances for vessels under construction	6	114,759	43,638
Other property, plant and equipment		464	661
Investment in associate company	15	3,992	3,412
Total non-current assets		$1,563,360	$1,225,232

Total assets		$1,730,497	$1,403,737

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	7	17,427	12,378
Derivative financial liabilities	8	545	2,257
Current portion long-term debt	8,9	65,053	57,521
Deferred shipping revenues	4	-	2,154
Total current liabilities		$83,026	$74,310

Non-current liabilities
Long-term debt	8,9	721,151	643,974
Derivative financial liabilities	8	-	442
Other non-current liabilities		428	-
Total non-current liabilities		$721,579	$644,416

Total liabilities		$804,605	$718,726

Stockholders' equity
Common stock at par value	10	1,424	934
Additional paid-in capital		1,140,794	881,097
Accumulated deficit		(222,087)	(205,099)
Translation differences		85	(203)
Other reserves		5,676	8,283
Total stockholders' equity		$925,892	$685,011

Total liabilities and stockholders' equity		$1,730,497	$1,403,737

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands, except share and per share amounts)	Note	2017	2016	2015

Shipping revenues	4	$355,052	$356,010	$365,114

Operating expenses
Voyage expenses		(113,301)	(65,349)	(68,864)
Vessel operating expenses		(72,431)	(61,855)	(59,795)
Depreciation and amortization	6	(96,758)	(84,340)	(78,698)
Impairment charges	6	(8,540)	(84,700)	-
Profit/(loss), sale of vessel		(3,540)	138	(807)
General and administrative expense	11	(17,180)	(19,391)	(21,607)
Total operating expenses		$(311,749)	$(315,496)	$(229,771)

Operating income		$43,303	$40,514	$135,343

Share of profit from associated companies	15	802	649	467
Interest income		140	66	141
Interest expense		(40,109)	(35,070)	(33,637)
Fair value gain on derivative financial liabilities		2,154	3,235	3,603
Other financial income/(expense)		443	(40)	(487)
Profit before tax		$6,733	$9,354	$105,430

Income tax expense	14	(131)	(95)	(128)
Profit for the year		$6,602	$9,260	$105,302
Attributable to the owners of parent		$6,602	$9,260	$105,302

Basic net income per share		$0.05	$0.10	$1.13
Diluted net income per share		$0.05	$0.10	$1.04

Weighted average number of shares (basic)	5	124,536,338	93,382,757	92,793,154
Weighted average number of shares (diluted)	5	124,536,338	93,389,610	112,098,221

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Note	2017	2016	2015

Profit for the year		$6,602	$9,260	$105,302
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation/(loss) net of tax	13	(166)	(49)	(41)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		193	28	64
Total comprehensive income for the period net of tax		$6,628	$9,239	$105,325

Attributable to the owners of parent		$6,628	$9,239	$105,325

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

		Common Stock
				Paid-in
(Dollars in thousands, except per share data)				Additional	Accumulated	Translation	Other	Total
		Shares	Amount	Capital	Deficit	Differences	Reserves*	Equity
Balance at January 1, 2015		92,510,086	$925	$873,522	$(204,011)	$(296)	$4,712	$674,851
Profit for the year		-	-	-	105,302	-	-	105,302
Other comprehensive income		-	-	-	(41)	64	-	23
Total comprehensive income		-	-	-	105,260	64	-	105,325
Cash dividends declared and paid	10	-	-	-	(49,194)	-	-	(49,194)
Compensation related to options and restricted stock	11	399,850	4	4,714	-	-	2,192	6,910
Balance at December 31, 2015		92,909,936	$929	$878,236	$(147,945)	$(232)	$6,904	$737,893

Balance at January 1, 2016		92,909,936	$929	$878,236	$(147,945)	$(232)	$6,904	$737,893
Profit for the year		-	-	-	9,260	-	-	9,260
Other comprehensive income		-	-	-	(49)	28	-	(20)
Total comprehensive income		-	-	-	9,211	28	-	9,239
Cash dividends declared and paid	10	-	-	-	(66,365)	-	-	(66,365)
Purchase of treasury shares		(359,831)	(4)	(2,027)	-	-	-	(2,031)
Purchase of convertible bonds		-	-	(1,090)	-	-	-	(1,090)
Compensation related to options and restricted stock	11	883,699	9	5,978	-	-	1,378	7,365
Balance at December 31, 2016		93,433,804	$934	$881,097	$(205,099)	$(203)	$8,283	$685,011

Balance at January 1, 2017		93,433,804	$934	$881,097	$(205,099)	$(203)	$8,283	$685,011
Profit for the year		-	-	-	6,602	-	-	6,602
Other comprehensive income		-	-	-	(166)	193	-	27
Total comprehensive income		-	-	-	6,435	193	-	6,628
Adjustment					(95)	95		-
Cash dividends declared and paid	10	-	-	-	(23,328)	-	-	(23,328)
Issuance of stock		47,724,395	477	254,367	-	-	-	254,845
Purchase of convertible bonds		-	-	(2,213)	-	-	-	(2,213)
Compensation related to options and restricted stock	11	1,259,208	13	7,543	-	-	(2,607)	4,948
Balance at December 31, 2017		142,417,407	$1,424	$1,140,794	$(222,087)	$85	$5,676	$925,892

The footnotes are an integral part of these consolidated financial statements

*Other reserves are related to share-based payments.

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2017	2016	2015

Cash flows from operating activities:
Profit for the year		$6,602	$9,260	$105,302
Items included in net income not affecting cash flows:
Depreciation and amortization	6	96,758	84,340	78,698
Impairment charges/(reversal of impairment charges)	6	8,540	84,700	-
Amortization of upfront fees		7,375	7,997	7,521
(Profit)/loss, sale of vessel		3,540	(138)	807
Fair value gain on derivative financial liabilities	8	(2,154)	(3,235)	(3,603)
Compensation related to options and restricted stock	11	4,948	7,365	6,910
(Gain)/loss purchase of convertible bond		(1,035)	-	-
Share of profit in associated companies	15	(802)	(649)	(467)
Unrealized currency translation (gains)/losses		-	(255)	98
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(9,869)	7,751	(11,385)
Prepaid expenses	8	430	(1,087)	(1,568)
Accounts payable and accrued expenses	7	5,407	(1,557)	(8,998)
Deferred shipping revenues		(2,154)	(1,422)	1,147
Bunkers, lube oils and consumables		(15,769)	938	7,062
Net cash provided by operating activities		$101,817	$194,008	$181,526

Cash flows from investing activities:
Investment in vessels	6	(165,649)	(13,260)	(1,987)
Investment in vessels under constuction	6	(132,536)	(222,104)	(142,560)
Proceeds from sale of vessels		111,418	22,233	26,500
Investment in subsidiary, net of cash acquired		-	-	(7,562)
Dividend received from associated company		415	242	120
Investment in property, plant and equipment		(193)	(144)	(419)
Net cash used in investing activities		$(186,545)	$(213,033)	$(125,907)

Cash flows from financing activities
Cash dividends paid	10	(23,328)	(66,365)	(49,194)
Issuance of long-term debt	8,9	200,452	219,248	99,400
Purchase of treasury shares		-	(2,031)	-
Purchase of convertible bonds		(17,104)	(25,334)	-
Repayment of long-term debt	8,9	(107,295)	(163,972)	(105,734)
Net cash (used in)/provided by financing activities		$52,725	$(38,454)	$(55,528)

Net (decrease)/increase in cash and cash equivalents		(32,003)	(57,480)	91
Cash and cash equivalents at beginning of period		109,295	166,775	166,684
Cash and cash equivalents at end of period	8,9	$77,292	$109,295	$166,775

Specification of items included in operating activities:
Interest paid		32,253	27,539	26,505
Interest received		140	66	140

The footnotes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements for year ended December 31, 2017, 2016 and 2015

Note 1 – General information

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

The Company has 29 material wholly owned subsidiaries of which 20 are Marshall Island companies, seven are Cayman Islands companies, one is a Singapore company and one is a Norwegian company.  Nineteen of the Marshall Islands subsidiaries and the seven Cayman Island subsidiaries are vessel-owning companies (the “Vessel Subsidiaries”).  The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2017 our fleet of 26 owned vessels consisted of 24 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt,” and two Aframax tankers, or “Aframaxes,” which are tankers ranging in size from 80,000 to 120,000 dwt.  Our fleet principally operates on international routes and had a combined carrying capacity of 7,616,190 dwt.

With regards to amounts in the financial statements, these are shown in USD thousands.

Note 2 – Significant accounting principles

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

Acquisitions made by the Company which do not qualify as a business combination under IFRS 3, “Business Combinations,” are accounted for as asset acquisitions.

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

Under the equity method the interest in the investment is based on the Company’s proportional share of the associate’s equity, including any excess value and goodwill.  The Company recognizes its share of net income, including depreciation and amortization of excess values and impairment losses, in “Share of profit from associated companies.”

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

Vessels under construction - pre-delivery installments

The initial pre-delivery installments made for vessels ordered in 2017 have been recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets.  No vessels were ordered in 2015 or 2016.  Vessels under construction are presented at cost less identified impairment losses, if any.  Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Docking and survey expenditure

The Company’s vessels are required to be drydocked every 30 to 60 months.  The Company capitalizes drydocking costs as part of the relevant vessel and depreciates those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The residual value of such capital expenses is estimated at nil.  Drydock costs include a variety of costs incurred during the drydock project, including expenses related to the drydock preparations, tank cleaning, gas-freeing and re-inerting, purchase of spare parts, stores and services, port expenses at the drydock location, general shipyard expenses, expenses related to hull and outfitting, external surfaces and decks, cargo and ballast tanks, engines, cargo systems, machinery, equipment and safety equipment on board the vessel as well as classification, Condition Assessment Programme (“CAP”) surveys and regulatory requirements.  Costs related to ordinary maintenance performed during drydocking are charged to the income statement as part of vessel operating expenses for the period which they are incurred.

Vessels held for sale

Vessels are classified separately as held for sale as part of current assets in the statement of financial position when their carrying amount will be recovered through a sale of transaction rather than continuing use.  For this to be the case, the asset must be available for immediate sale in its present condition and its sale must be highly probable.  For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset, and an active programme to locate a buyer and complete the plan must have been initiated.  Further, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value.  In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.  The probability of shareholders’ approval should be considered as part of the assessment of whether the sale is highly probable.  Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

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

Property, plant and equipment other than vessels

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment charges.  Depreciations are calculated on a straight-line basis over the assets expected useful life and adjusted for any impairment charges.  Expected useful life is five years for furniture and fixtures and three years for computer equipment and software.  Expected useful lives are reviewed annually.  Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.  Major assets with different expected useful lives are reported as separate components.  Property, plant and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.  The difference between the assets carrying amount and its recoverable amount is recognized in the income statement as impairment.  Property, plant and equipment that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized on a straight-line basis over the rental periods of such charters.  Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term.

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

The Company has entered into time charters where the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters.  Additional hire, if any, is calculated and paid either monthly or semi-annually in arrears and recognized as revenue in the period in which it was earned.

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” (FVTPL) or “other financial liabilities.”  The FVTPL category comprises the Company’s derivatives.  Other financial liabilities of the Company are classified as “other financial liabilities.”

(a)	Other financial liabilities

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

(b)	Derivatives

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date.  The resulting gain and loss is recognized in profit or loss immediately.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions.  Fair value is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

Financial assets – receivables

Trade receivables are measured at amortized cost using the effective interest method, less any impairment.  Normally the interest element could be disregarded since the receivables are short term.  The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts.  The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers and other relevant information.

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

Taxes

The Company is a foreign corporation that is not subject to United States federal income taxes.  Further, the Company is not subject to income taxes or tax reporting requirements imposed by the Marshall Islands, the country in which it is incorporated.

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

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock and stock options that are subject to vesting conditions.  Equity-settled share-based payment is measured at the fair value of the equity instrument at the grant date.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Areas where significant estimates have been applied are:

●
Depreciation: As described above, the Company reviews estimated useful lives and residual values each year.  Estimated useful lives may change due to changed end-user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements.  In addition, residual value may vary due to changes in market prices on scrap.

●
Drydock period: The drydock period impacts the depreciation rate applied to capitalized survey cost.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2-1/2 years.

●
Value in use: As described in note 6, in assessing “value in use,” the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rates, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate.

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

Impairment

Each of the Company’s vessels has been treated as a separate Cash Generating Unit (“CGU”) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value-in-use analysis.

Judgment has been applied in connection with the assessment of indicators of impairment or reversal of prior impairment.

Acquisition of 11 VLCCs from BW Group

In March 2017, the Company entered into a Vessel Acquisition Agreement (“VAA”) with BW Group Limited (“BW Group”) providing for the acquisition of BW’s VLCC fleet.  The fleet consisted of 11 VLCCs, including two newbuildings due for delivery in 2018.  All nine vessels in the water were delivered to DHT during the second quarter of 2017.  The vessels were delivered without contracts, except for one time-charter agreement lasting for a limited period of time.  Ship management was transferred to Goodwood Ship Management Pte Ltd and handled by DHT using the same strategy as used for the rest of the DHT fleet.  One vessel had a short term ship management agreement with BW Group until the time-charter agreement expired.  None of the other vessels had any open contracts associated with them at the time of delivery to DHT.  No employees were transferred to DHT as part of the VAA.  On evaluation of the facts and circumstances of the acquisition, management concluded that the acquisition from BW Group did not constitute a business combination (as defined in IFRS 3 Business Combinations), and as such, treated the acquisition of the 11 VLCCs as an asset acquisition in accordance with IAS 16 Property, Plant and Equipment.

Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2017. The adoption did not have any material effect on the financial statements.

o	Amendments to IAS 7 Disclosure Initiative
o	Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses
o	Amendments to IFRS 12 included in Annual Improvements to IFRS Standards 2014-2016 Cycle

Amendments to IAS 7 Disclosure Initiative
(Effective for annual periods beginning on or after January 1, 2017)

The Company has applied these amendments for the first time in the current year.  The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes.

The Company’s liabilities arising from financing activities consists of bank loans and convertible senior notes.  A reconciliation between opening and closing balance of these items is provided in note 8.  Consistent with the transaction provisions of the amendments, the Company has not disclosed comparative information for the prior period.  Apart from the additional disclosure in note 8, the application of these amendments has had no impact on the Company’s consolidated financial statement.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses
(Effective for annual periods beginning on or after January 1, 2017)

The amendments clarify the following:

1)
Unrealized losses on a debt instrument measured at fair value for which the tax base remains at cost give rise to a deductible temporary difference, irrespective of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use, or whether it is probable that the issuer will pay the contractual cash flows.

2)
When an entity assesses whether taxable profits will be available against which it can utilize a deductible temporary difference, and the tax law restricts the utilization of losses to deduction against income of a specific type (e.g., capital losses can only be set off against capital gains), an entity assesses a deductible temporary difference in combination with other deductible temporary differences of that type, but separately from other types of deductible temporary differences.

3)
The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this.

4)
In evaluating whether sufficient future taxable profits are available, an entity should compare the deductible temporary differences with future taxable profits excluding tax deductions resulting from the reversal of those deductible temporary differences.

The amendments apply retrospectively.

Amendments to IFRS 12 included in the 2014-2016 Annual Improvements Cycle
(Effective for annual periods beginning on or after January 1, 2017)

The 2014-2016 Annual Improvements Cycle includes amendments to a number of IFRSs, one of which is effective for annual periods beginning on or after January 1, 2017.  See section b) below for a summary of the other amendments included that are not yet effective.

IFRS 12 Disclosure of Interests in Other Entities states that an entity need not provide summarized financial information for interests in subsidiaries, associates or joint ventures that are classified (or included in a disposal group that is classified) as held for sale.  The amendments clarify that this is the only concession from the disclosure requirements of IFRS 12 for such interests.

The amendments apply retrospectively.

(b) New and revised IFRSs that are not mandatorily effective (but allow early application) for the year ending December 31, 2017.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

o	IFRS 9 Financial Instruments
o	IFRS 15 Revenue from Contracts with Customers and the related Clarifications
o	IFRS 16 Leases
o	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
o	Annual Improvements to IFRS Standards 2014-2016 Cycle
o	IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRS 9 Financial Instruments
(Effective for annual periods beginning on or after January 1, 2018)

In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9 (as revised in 2014), which contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology and c) general hedge accounting.  IFRS 9 (as revised in 2014) will supersede IAS 39 Financial Instruments: Recognition and Measurement upon its effective date.

Key requirements of IFRS 9:

o
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

o
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

o
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

o
The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39.  Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting.  In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship.”  Retrospective assessment of hedge effectiveness is also no longer required.  Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Company does not anticipate that the application of the IFRS 9 Financial Instruments will have a material impact on the Company’s consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
(Effective for annual periods beginning on or after January 1, 2018)

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.  IFRS 15 will supersede the current revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretation when it becomes effective.

The core principles of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  Specially, the Standard introduces a five-step approach to revenue recognition:

o	Step 1: Identify the contract(s) with a customer
o	Step 2: Identify the performance obligations in the contract
o	Step 3: Determine the transaction price
o	Step 4: Allocate the transaction price to the performance obligations in the contract
o	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios.  Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in response to feedback received by the IASB FASB Joint Transition Resource Group for Revenue Recognition, which was formed to address potential issues associated with implementation of IFRS 15 and the US GAAP equivalent, ASC Topic 606.  The Clarifications to IFRS 15 clarified the following areas:

o	Identification of performance obligations
o	Principal versus agent considerations
o	Licensing application guidance

IFRS 15, together with the clarifications thereto issued in April 2016, is effective for reporting periods beginning on or after January 1, 2018 with early application permitted.  Entities can choose to apply the standard retrospectively or to use a modified transition approach, which is to apply the standard retrospectively only to contracts that are not completed contracts at the date of initial application.  The Clarifications to IFRS 15 also introduce additional practical expedients for entities transitioning to IFRS 15 on (i) contract modifications that occurred prior to the beginning of the earliest period presented and (ii) contracts that were completed at the beginning of the earliest period presented.

DHT shall apply IFRS 15 for annual reporting periods beginning January 1, 2018 and is planning on adopting the standard retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.  The cumulative effect will be an adjustment to the opening balance of retained earnings and will apply retrospectively only to contracts that are not completed contracts at the date of initial application.

For vessels operating on spot charters, under the current revenue standard, voyage revenues have been recognized ratably over the estimated length of each voyage, calculated on a discharge-to-discharge basis.  Under IFRS 15, revenue will be recognized only when it satisfies a performance obligation by transferring a promised good or services to a customer.  Under IFRS 15, revenues will be recognized on a load-to-discharge basis, since this reflects the period over which the charterer is obtaining benefit.  Compared to current practice, revenue will be deferred and will be recognized over a shorter period.  The total revenues from spot charters will remain unchanged, but the change will impact key performance measures, such as Time Charter Equivalents (“TCE”).

IFRS 15 also specifies the accounting treatment for costs an entity incurs to obtain and fulfil a contract to provide goods and services to customers.  DHT incurs costs related to the transportation of the vessel to the load port from its previous destination.  It has not yet been concluded whether these expenses, either in full or partially, meet the criteria of fulfilment costs eligible for capitalization under IFRS 15.  DHT is currently assessing whether these costs should be expensed as incurred, or capitalized and amortized over the transportation period (load to discharge).  We expect to conclude on this matter in the first quarter of 2018.

The implementation of IFRS 15 will have a transition effect on the opening balance of retained earnings as of January 1, 2018.  We expect a total of $7.4 million recognized as shipping revenue in 2017, to be reversed and recognized in the first quarter of 2018.  This also represents the maximum transition effect on the opening balance of retained earnings.  Depending on the outcome of the assessment around fulfillment cost, the impact on operating income/profit for the year might be significantly lower.

IFRS 16 Leases
(Effective for annual periods beginning on or after January 1, 2019)

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees.  IFRS 16 will supersede the current lease guidance, including IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer.  Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees (i.e., all on balance sheet) except for short-term leases and leases of low-value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability.  The lease liability is initially measured at the present value of the lease payments that are not paid at that date.  Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others.  Furthermore, the classification of cash flows will also be affected as operating lease payments under IAS 17 are presented as operating cash flows; whereas under the IFRS 16 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows, respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

As at December 31, 2017, the Company does not have any bareboat charters or pool arrangements which will typically meet the new definition of a lease.  Voyage charters are not likely to meet the new definition, as the charterer typically does not have the right to direct the use of the vessel and similarly, contracts of affreightment are unlikely to meet the definition of a lease, since they are contracts for the provision of a service rather than the use of an identified asset.  Management anticipates that the implementation of IFRS 16 will not have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

(Effective for annual periods beginning on or after January 1, 2018)

The amendments clarify the following:

1.
In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

2.
Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the  employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e., the share-based payment arrangement has a “net settlement feature,” such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

3.	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:
i.	the original liability is derecognized;
ii.
the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

iii.	any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted.  Specific transition provisions apply.  The Company does not anticipate that the application of the amendments in the future will have a significant impact on the Company’s consolidated financial statements as the Company does not have any cash-settled share-based payment arrangements or any arrangements with net settlement feature.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
(Effective for annual periods beginning on or after a date to be determined)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture.  IAS 28 and IFRS 10 are amended, as follows:

IAS 28 has been amended to reflect the following:

o
Gains and losses resulting from transactions involving assets that do not constitute a business between an investor and its associate or joint venture are recognized to the extent of unrelated investors’ interest in the associate or joint venture.

o
Gains or losses from downstream transactions involving assets that constitute a business between an investor and its associate or joint venture should be recognized in full in the investor’s financial statements.

IFRS 10 has been amended to reflect the following:

o
Gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture.  Similarly, gains and losses resulting from the measurement of investments retained in any former subsidiary (that become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.  Earlier application of these amendments is still permitted.  The Company does not anticipate that the application of the amendments in the future will have a significant impact on the Company’s consolidated financial statements.

Annual Improvements to IFRSs 2014-2016 Cycle
(Effective for annual periods beginning on or after January 1, 2018)

The Annual Improvements include amendments to a number of IFRSs, which have been summarized below.  The package also includes amendments to IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after 1 January 2017 (see section a) above for details).

o
IFRS 1 First-time Adoption of International Financial Reporting Standards.  The amendments delete certain short-term exemptions in IFRS 1 because the reporting period to which the exemptions applied have already passed.  As such, these exemptions are no longer applicable.

o
IAS 28 Investments in Associates and Joint Ventures.  The amendments clarify that the option for a venture capital organization and other similar entities to measure investments in associates and joint venture at FVTPL is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture.  In respect of the option for an entity that is not an investment entity (IE) to retain the fair value measurement applied by its associates and joint ventures that are IEs when applying the equity method, the amendments make a similar clarification that this choice is available for each IE associate or IE joint venture.  The amendments apply retrospectively with earlier application permitted.

The Company does not anticipate that the application of the annual improvements in the future will have a significant impact on the Company’s consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration
(Effective for annual periods beginning on or after January 1, 2018)

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on initial recognition of an asset, expenses or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (for example, a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.  If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted.  Entities can apply the Interpretation either retrospectively or prospectively.  Specific transition provisions apply to prospective application.  The Company does not anticipate that the application of IFRIC 22 will have a significant impact on the Company’s consolidated financial statements.

Note 3 – Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided.  The Company’s chief operating decision maker (“CODM”), being the Chief Executive Officers, reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:

As of December 31, 2017, the Company had 26 vessels in operation of which six were on time charters and twenty were vessels operating in the spot market.

For the period from January 1, 2017 to December 31, 2017, five customers represented $48,192 thousand, $39,488 thousand, $36,109 thousand, $32,252 thousand and $18,855 thousand, respectively, of the Company’s revenues.
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

Note 4 − Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2017	2016	2015
Time charter revenues	$100,310	$118,997	$122,882
Voyage charter revenues	254,742	234,646	241,679
Other shipping revenues	-	2,366	553
Shipping revenues	$355,052	$356,010	$365,114

The following summarizes the Company’s vessel employment as of December 31, 2017:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time Charter	Q4 2018
DHT Bauhinia	Spot
DHT China	Time Charter	Q2 2021
DHT Condor	Spot
DHT Edelweiss	Spot
DHT Europe	Time Charter	Q1 2019
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Lake	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Spot
DHT Opal	Spot
DHT Panther	Spot
DHT Peony	Time Charter	Q4 2018
DHT Puma	Spot
DHT Raven	Spot
DHT Redwood	Time Charter	Q1 2018
DHT Scandinavia	Spot
DHT Sundarbans	Spot
DHT Taiga	Spot
DHT Tiger	Spot
DHT Utik	Spot
Aframax
DHT Cathy	Time Charter	Q2 2018
DHT Sophie	Spot

Future charter payments:

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

(Dollars in thousands)
Year	Amount
2018	52,457
2019	16,061
2020	14,979
2021	7,417
2022	-
Thereafter	-
Net charter payments:	$90,915

Any extension periods, unless already exercised as of December 31, 2017, are not included.  Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel.  In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Deferred Shipping Revenues:

Relates to next month charter hire payment paid in advance amounting to $2,154 thousand as of December 31, 2016 and $3,575 thousand as of December 31, 2015.  No deferred shipping revenues were included as of December 31, 2017.

Concentration of risk:

As of December 31, 2017, six of the Company’s 26 vessels were chartered to four different counterparties and 20 vessels were operated in the spot market.  As of December 31, 2016, nine of the Company’s 21 vessels were chartered to five different counterparties and 12 vessels were operated in the spot market.  As of December 31, 2015, nine of the Company’s 18 vessels were chartered to four different counterparties and nine vessels were operated in the spot market.  The Company believes that the concentration of risk is limited and can be adequately monitored.

Note 5 – Earnings per share (“EPS”)

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method.

For the year ended December 31, 2017, the Company had an increase in earnings per share resulting from the assumption that convertible instruments are converted, thus any effect of common stock equivalents outstanding would be antidilutive.  Antidilutive potential common shares are disregarded in the calculation of diluted EPS.  The following potential ordinary shares are antidilutive and therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per shares: convertible instruments: 17,282,925 shares.

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands):	2017	2016	2015
Profit/(loss) for the period used for calculation of EPS - basic	$6,602	$9,260	$105,302
Interest and amortization on the convertible notes	$-		$11,340
Profit/(loss) for the period used for calculation of EPS - dilutive	$6,602	$9,260	$116,641

Basic earnings per share:
Weighted average shares outstanding - basic	124,536,338	93,382,757	92,793,154

Diluted earnings per share:
Weighted average shares outstanding - basic	124,536,338	93,382,757	92,793,154
Dilutive equity awards	-	6,853	92,827
Dilutive shares related to convertible notes	-	-	19,212,240
Weighted average shares outstanding - dilutive	124,536,338	93,389,610	112,098,221

Note 6 – Vessels and subsidiaries

The Vessels are owned by companies incorporated in the Marshall Islands or Cayman Islands.  The Vessel Subsidiaries are wholly owned directly by the Company or indirectly through the wholly owned subsidiary DHT Maritime.  The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.  In addition, the Company has a vessel chartering subsidiary and two subsidiaries, DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., which perform management services for DHT and its subsidiaries.  The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Tiger Limited	DHT Tiger	299,900	Hong Kong	2017
DHT Puma Limited	DHT Puma	299,900	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,900	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,900	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,900	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,900	Hong Kong	2015
DHT Opal Inc	DHT Opal	320,105	IOM	2012
Samco Theta Ltd	DHT Sundarbans	314,240	Hong Kong	2012
Samco Iota Ltd	DHT Taiga	314,240	Hong Kong	2012
DHT Peony Inc	DHT Peony	320,142	IOM	2011
DHT Lotus Inc	DHT Lotus	320,142	IOM	2011
Samco Eta Ltd	DHT Amazon	314,240	RIF	2011
Samco Kappa Ltd	DHT Redwood	314,240	Hong Kong	2011
DHT Edelweiss Inc	DHT Edelweiss	301,021	Hong Kong	2008
Samco Epsilon Ltd	DHT China	317,794	RIF	2007
Samco Delta Ltd	DHT Europe	317,260	RIF	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	IOM	2007
DHT Hawk Limited	DHT Hawk	298,923	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006
DHT Falcon Limited	DHT Falcon	298,971	Hong Kong	2006
DHT Lake Inc	DHT Lake	298,564	IOM	2004
DHT Raven Inc	DHT Raven	298,563	IOM	2004
DHT Condor, Inc.	DHT Condor	320,050	Hong Kong	2004
DHT Eagle, Inc.	DHT Eagle *	309,064	Hong Kong	2002
DHT Utah, Inc	DHT Utah *	299,498	IOM	2001
DHT Utik, Inc	DHT Utik *	299,450	IOM	2001
Chris Tanker Corporation	DHT Chris **	309,285	Hong Kong	2001
Ann Tanker Corporation	DHT Ann ***	309,327	Hong Kong	2001
DHT Phoenix, Inc.	DHT Phoenix ****	307,151	Hong Kong	1999
Cathy Tanker Corporation	DHT Cathy	115,000	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie	115,000	Marshall Islands	2003

* The DHT Eagle, DHT Utah and DHT Utik were sold to one buyer in November 2017.  The DHT Eagle and DHT Utah were delivered to the buyer during the fourth quarter of 2017 and the DHT Utik was delivered to the buyer in January 2018.
** The DHT Chris was sold and delivered to new owners in January 2017.
*** The DHT Ann was sold and delivered to new owners in May 2017.
**** The DHT Phoenix was sold and delivered to new owners in June 2017.

Vessels and time charter contracts

(Dollars in thousands)	Vessels	Drydock	Time charter contracts	Total

Cost
As of January 1, 2017	1,534,496	27,632	6,600	1,568,729
Additions	366,064	24,406	-	390,471
Transferred from vessels under construction	91,264	1,700	-	92,964
Transferred to asset held for sale	(21,585)	(1,736)	-	(23,321)
Disposals	(203,123)	(15,562)	-	(218,684)
As of December 31, 2017	1,767,117	36,441	6,600	1,810,158

Accumulated depreciation and impairment
As of January 1, 2017	(384,520)	(4,451)	(2,237)	(391,209)
Charge for the period	(84,893)	(10,497)	(978)	(96,367)
Impairment charges	(8,540)	-	-	(8,540)
Transferred to asset held for sale	2,014	556	-	2,570
Disposals	116,873	10,661	-	127,534
As of December 31, 2017	(359,066)	(3,731)	(3,215)	(366,013)

Net book value
As of December 31, 2017	1,408,051	32,710	3,385	1,444,146

Cost
As of January 1, 2016	1,312,363	19,516	9,700	1,341,581
Additions		11,093	-	11,093
Transferred from vessels under construction	376,751	8,500	-	385,251
Transferred to asset held for sale	(62,275)	-	-	(62,275)
Disposals	(92,344)	(11,477)	(3,100)	(106,920)
As of December 31, 2016	1,534,496	27,632	6,600	1,568,729

Accumulated depreciation and impairment
As of January 1, 2016	(343,403)	(7,462)	(4,118)	(354,985)
Charge for the period	(74,385)	(8,465)	(1,219)	(84,069)
Impairment charge	(78,200)	-	-	(78,200)
Transferred to asset held for sale	39,059	-	-	39,059
Disposals	72,409	11,477	3,100	86,985
As of December 31, 2016	(384,520)	(4,451)	(2,237)	(391,209)

Net book value
As of December 31, 2016	1,149,976	23,181	4,363	1,177,521

Vessels under construction
Cost
As of January 1, 2017	43,638	-	-	43,638
Additions	164,085	-	-	164,085
Transferred to vessels	(92,964)	-	-	(92,964)
As of December 31, 2017	114,759	-	-	114,759
Cost
As of January 1, 2016	215,401	-	-	215,401
Additions	219,988	-	-	219,988
Impairment charge	(6,500)	-	-	(6,500)
Transferred to vessels	(385,251)	-	-	(385,251)
As of December 31, 2016	43,638	-	-	43,638

In March 2017, the Company acquired 11 VLCCs, including two newbuildings due for delivery in 2018.

Vessels under construction

As of December 31, 2017, we had four VLCCs under construction.  We had two VLCCs under construction with HHI for a total purchase price of $164.7 million, of which $32.9 million was paid as of that date.  The final payment at delivery of the vessels totaling $115.3 million is due in 2018 and is planned to be funded with debt financing which has been secured with cash at hand.  We had two VLCCs under construction with Daewoo.  The contracts were acquired from BW Group Limited (“BW Group”) in connection with DHT’s acquisition of BW Group’s VLCCs in March 2017.  The remaining payment at delivery of the vessels totaling $86.8 million which is due in 2018 is planned to be funded with debt financing which has been secured.  The initial pre-delivery installments have been recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets.  Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs incurred during the construction period.  We had one VLCC under construction with HHI as of December 31, 2016, for a purchase price of $97.3 million, of which $48.65 million was paid as of that date.  The final payment at delivery of the vessel totaling $48.65 million was paid in January 2017 and was funded with debt financing.  In 2017, 2016 and 2015 we capitalized $3,576, $615 thousand and $712 thousand, respectively, in borrowing costs related to the vessel under construction.  In addition to installments and borrowing costs, $1,042 thousand is capitalized as other vessel costs related to the construction period.  The amount does not include start-up cost.

Depreciation

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

Impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use.  The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.  Each of the Company’s vessels have been viewed as a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.  In assessing “value in use,” the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on current market conditions, historical trends as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective.

In the fourth quarter of 2017, we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $7.9 million and a reversal of prior impairment totaling $7.4 million.  The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.57%.  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The rates used for the impairment testing are as follows: (a) the current Freight Forwards Agreements (“FFA”) for the first two years and (b) the 25-year historical average spot earnings as reported by Clarksons Shipping Intelligence thereafter.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the VLCCs was $15,154 per day for the first year and $21,349 per day for the second year.  Thereafter, the time charter equivalent rate used for the VLCCs was $40,347.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the Aframaxes was $1,368 per day for the first year and $6,363 per day for the second year.  Thereafter, the time charter equivalent rates used for the Aframaxes was $24,705 per day.  The above rates are reduced by 20% for vessels above the age of 15 years.  Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2025 for VLCCs built 2015 and later and $1,400 per day has been added through 2021 for VLCCs built between 2011 and 2014.  For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the impairment charge would have been $55.8 million.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $104.5 million.  Had we used the one-, five-, and ten-year historical average for the average spot rate from year three for the expected life of the vessels, the impairment charge would have been $166.4 million, $124.8 million and $85.5 million, respectively.  Also, had we used the three-year historical average for the average spot rate from year three for the expected life of the vessels, the reversal of prior impairment charge would have been $17.1 million.

In the first quarter of 2017, we recorded an impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix which was agreed to be sold.  The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price.  The vessels were delivered to the buyers in May 2017 and June 2017, respectively.

In the third quarter of 2016, we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $76.6 million due to the decline in values for second-hand tankers.  The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.26%.  As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis.  The rates used for the impairment testing are as follows: (a) the estimated current one-year time charter rate for the first three years and (b) the 10-year historical average one-year time charter rate thereafter with both (a) and (b) reduced by 20% for vessels above the age of 15 years.  The time charter equivalent rates used for the impairment test as of September 30, 2016 for the first three years were $31,000 per day and $16,000 per day (being the current one-year time charter rate estimated by brokers), for VLCC and Aframax, respectively, and reduced by 20% for vessels above the age of 15 years.  Thereafter, the time charter equivalent rates used were $39,409 per day and $22,014 per day (being the 10-year historical average one-year time charter rate), for VLCC and Aframax, respectively and reduced by 20% for vessels above the age of 15 years.  For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the impairment charge would have been $136,300 thousand.  If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $178,900 thousand.  Also, had we used the one-, three-, five-, and ten-year historical average for the one-year time charter rates for the expected life of the vessels reduced by 20% (those vessels being above the age of 15 years), the impairment charge would have been $7,600 thousand, $70,400 thousand, $200,800 thousand and $20,800 thousand, respectively.

In the first quarter of 2016, we recorded an impairment charge of $8.1 million related to the DHT Target which was agreed to be sold.  The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price.  The vessel was delivered to the buyers in May 2016.

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

Intangible assets

Time charter contracts:

		Carrying amount	Carrying amount
(Dollars in thousands)	Expected useful life	2017	2016
DHT China charter	Finite	3,385	4,363
Total		3,385	4,363

Intangible assets with a finite expected useful life are as a general rule amortized on a straight-line basis over the expected useful life.  The amortization period of the intangible assets are 3.5 years.  Time charter contracts are presented on the same line as vessels in the statement of financial position.

Pledged assets

All of the Company’s vessels have been pledged as collateral under the Company’s secured credit facilities.

Technical Management Agreements

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

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2017	2016
Accounts payable	$8,883	$3,565
Accrued interest	3,026	2,942
Accrued voyage expenses	2,274	224
Accrued employee compensation	2,566	4,812
Other	679	835
Total accounts payable and accrued expenses	$17,427	$12,378

Note 8 – Financial instruments

Classes of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2017	2016
Cash and cash equivalents*	77,292	109,295
Accounts receivable and accrued revenues	42,212	34,461
Total	$119,504	$143,756

Financial liabilities	2017	2016
Accounts payables and accrued expenses	17,427	$12,378
Derivative financial liabilities, current	545	2,257
Current portion long-term debt	65,053	57,521
Long-term debt	721,151	643,974
Derivative financial liabilities, non-current	-	442
Total financial liabilities	$804,177	$716,572

*Cash and cash equivalents include $322 thousand in restricted cash in 2017 and $48,936 thousand in 2016, including employee withholding tax.  Cash and cash equivalents as of December 31, 2016 also includes $48,650 thousand relating to the financing of DHT Tiger which was drawn on the Credit Agricole Credit Facility in advance of the delivery of the DHT Tiger on January 16, 2016.

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2017	2016
Cash and cash equivalents	77,292	109,295
Loans and receivables	42,212	34,461
Total	$119,504	$143,756

(Dollars in thousands)
Financial liabilities	2017	2016
Fair value through profit or loss	$545	$2,699
Financial liabilities at amortized cost	803,631	713,873
Total	804,177	716,572

Fair value of financial instruments

It is assumed that fair value of financial instruments is equal to the nominal amount for all financial assets and liabilities.  With regards to trade receivables, the credit risk is not viewed as significant.  With regards to the credit facilities, these are floating rate with terms and conditions considered to be according to market terms and no material change in credit risk; consequently, it is assumed that carrying value has no material deviation from fair value.

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

Derivatives - interest rate swaps

		Notional amount		Fair value
(Dollars in thousands)	Expires	2017	2016	2017	2016
Swap pays 2.7775%, receive floating	Jun. 16, 2017	$-	21,438	-	171
Swap pays 3.0275%, receive floating	Oct. 24, 2017	$-	22,458	-	340
Swap pays 3.315%, receive floating	Jun. 29, 2018	$19,396	21,438	156	608
Swap pays 3.565%, receive floating	Jun. 29, 2018	$20,417	22,458	187	708
Swap pays 2.865%, receive floating	Jun. 29, 2018	$35,729	39,813	202	872
Total carrying amount		$75,542	127,604	545	2,699

Interest-bearing debt

		Remaining	Carrying amount
(Dollars in thousands)	Interest	notional	2017	2016
Nordea Samco Credit Facility	LIBOR + 2.50%	220,207	217,921	256,166
Credit Agricole Credit Facility	LIBOR + 2.19%	69,315	68,591	75,601
Danish Ship Finance Credit Facility	LIBOR + 2.25%	44,200	43,937	46,432
Nordea/DNB Credit Facility	LIBOR + 2.25%	45,000	44,647	47,012
Nordea/DNB Credit Facility	LIBOR + 2.75%	9,988	9,884	37,579
ABN Amro Credit Facility	LIBOR + 2.60%	121,268	119,844	128,790
Nordea BW VLCC Acquisition Credit Facility	LIBOR + 2.40%	185,346	183,119	-
Convertible Senior Notes	4.50%	105,826	98,262	109,916
Total carrying amount		801,150	786,204	701,495

Interest on all our credit facilities is payable quarterly in arrears except the Danish Ship Finance Credit Facility and the Convertible Notes which have interest payable semi-annual in arrears.  The credit facilities are principally secured by the first-priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower, insurances and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of the borrowers’ bank account balances.

Reconciliation of liabilities arising from financing activities

The table below details changes in liabilities arising from financing activities, including both cash and non-cash changes.  Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statement of cash flows as cash flows from financing activities.

				Non-cash changes
	As of January 1, 2017	Financing cash flows(1)	Repurchase convertible notes	Amortization	Equity component of convertible notes	Other changes(2)	As of December 31, 2017
Bank loans	591,579	93,157		3,206			687,942
Convertible Senior Notes	109,916		(17,104)	4,170	2,213	(932)	98,262
Total (3)	701,495	93,157	(17,104)	7,375	2,213	(932)	786,204

(1)	The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows.
(2)	Other changes include (gain)/loss from repurchase of convertible notes.
(3)	The reconciliation does not include interest swaps, which are described in note 8.

Note 9 – Financial risk management, objectives and policies

Financial risk management

The Company’s principal financial liabilities consist of long-term debt, and, when applicable, current portion of long-term debt and derivatives.  The main purpose of these financial liabilities is to finance the Company’s operations.  The Company’s financial assets mainly comprise cash.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates.  To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.  As of December 31, 2017, the Company had three interest rate swaps with a total aggregate notional amount of $75,542 thousand as discussed in Note 8.

Interest rate risk sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt.  For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2017: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2017 would decrease/increase by $3,099 thousand
●	other comprehensive income would not be affected.

2016: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2016 would decrease/increase by $2,355 thousand
●	other comprehensive income would not be affected.

2015: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2015 would decrease/increase by $1,824 thousand
●	other comprehensive income would not be affected.

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company has only immaterial currency risk since all revenue and major expenses, including all vessel expenses and financial expenses, are in US dollars.  Consequently, no sensitivity analysis is prepared.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss to the Company.  The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Credit risks related to receivables

During 2017, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties.  As of December 31, 2017, six of the Company’s 26 vessels are chartered to four different counterparties and 20 vessels are operated in the spot market.

During 2016, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties.  As of December 31, 2016, nine of the Company’s 21 vessels are chartered to five different counterparties and 12 vessels are operated in the spot market.

During 2015, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties.  As of December 31, 2015, nine of the Company’s 18 vessels are chartered to four different counterparties and nine vessels are operated in the spot market.

See Note 5 for further details on employment of the Company’s vessels.  Time charter hire is paid to DHT monthly in advance.

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of the cash in four financial institutions, namely, DNB, Nordea, Credit Agricole and ABN Amro.

As of December 31, 2017, five customers represented $6,529 thousand, $4,741 thousand, $4,008 thousand, $3,715 thousand and $1,411 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2017	2016
Cash and cash equivalents	$77,292	$109,295
Accounts receivable and accrued revenues	42,212	34,461
Maximum credit exposure	$119,504	$143,756

Liquidity risk

The Company manages its risk of a shortage of funds by continuously monitoring maturity of financial assets and liabilities, and projected cash flows from operations such as charter hire, voyage revenues and vessel operating expenses.  Certain of our credit agreements contain financial covenants requiring that at all times the borrowings under the credit facilities plus the actual or notional cost of terminating any of their interest rates swaps not exceed a certain percentage of the charter-free market value of the vessels that secure each of the credit facilities.  Vessel values are volatile and a decline in vessel values could result in prepayments under the Company’s credit facilities.

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis.  Swap payments are the net effect from paying fixed rate/ receive LIBOR.  The LIBOR interest spot rate at December 31, 2017 (and spot rate at December 31, 2016 for comparatives) is used as a basis for preparation.

As of December 31, 2017
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$91,232	$636,059	$130,148	$857,439
Interest rate swaps	550	-	-	550
Total	$91,782	$636,059	$130,148	$857,989

As of December 31, 2016

(Dollars in thousands)
Interest bearing loans	$84,866	$671,939	$45,121	$801,926
Interest rate swaps	2,308	803	-	3,111
Total	$87,174	$672,742	$45,121	$805,037

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

The Credit Agricole Credit Facility

On June 22, 2015, we entered into the Credit Agricole Credit Facility with Credit Agricole to refinance the outstanding amount under a credit agreement with Credit Agricole that financed the DHT Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”).  The Credit Agricole Credit Facility is between and among Credit Agricole, as lender, the Credit Agricole Borrowers, and us, as guarantor.  Samco Gamma Ltd. was permitted to borrow the full amount of Tranche A.  In 2016, in advance of the delivery of the DHT Tiger from HHI on January 16, 2017, we borrowed $48.7 million under Tranche B.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%.  Tranche A is repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023.  Subsequent to a voluntary prepayment of $5.0 million in June 2016, Tranche A is repayable with quarterly installments of $1.0 million each.  Tranche B is repayable in 28 quarterly installments of $0.7 million from March 2017 to December 2023 and a final payment of $29.7 million in December 2023.  The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Credit Agricole Credit Facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).  The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on the DHT Scandinavia and the DHT Tiger, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the Borrowers’ bank accounts and a first-priority pledge over the shares in the Borrowers.  The Credit Agricole Credit Facility contains covenants that prohibit the Borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Samco Credit Facility

In December 2014, we entered into a credit facility in the amount of $302,000 thousand with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the DHT Europe, DHT China, DHT Amazon, DHT Redwood, DHT Sundarbans and DHT Taiga as well as the financing of the DHT Condor (the “Nordea Samco Credit Facility”).  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019.  The Nordea Samco Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea Samco Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The Nordea Samco Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Samco Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Nordea Samco Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea Samco Credit Facility, DHT on a consolidated basis shall maintain a value adjusted tangible net worth of $200,000 thousand, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $20,000 thousand and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by one approved broker).

In July 2016, the credit facility was amended whereby the DHT Amazon and the DHT Europe were replaced by DHT Hawk, DHT Falcon and DHT Eagle and the quarterly installments changed to $5.8 million with a final payment of $190.4 million in December 2019.

Subsequent to the repayment of $16.4 million in connection with the sale of the DHT Eagle in December 2017, the quarterly installments are $5.0 million with a final payment of $180.1 million in December 2019.

The ABN AMRO Credit Facility

In July 2014, we executed a credit facility to fund the acquisition of three VLCCs to be constructed at HHI through a secured term loan facility between and among ABN AMRO, DVB and Nordea as lenders, three vessel-owning companies as borrowers, and us as guarantor.  The borrowers are permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility.  The ABN AMRO Credit Facility will be for a five-year term from the date of the first drawdown, but in any event the final maturity date shall be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings will bear interest at a rate equal to LIBOR + 2.60% and each tranche is repayable in 20 quarterly installments totaling approximately $2.0 million and a final payment of $31.3 million in the first quarter of 2021 and $60.2 million in the third quarter of 2021 (assuming no additional repayments discussed below).  In addition, each of the three borrowers shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon.  Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The ABN AMRO Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The ABN AMRO Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the ABN AMRO Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the ABN AMRO Credit Facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

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

The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the Danish Ship Finance Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 130% of borrowings.  Also, we covenant that, throughout the term of the Danish Ship Finance Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The Nordea/DNB Credit Facility

In October 2015, we entered into the Nordea/DNB Credit Facility, which allowed borrowings up to $50.0 million to fund the acquisition of one of the VLCCs to be constructed at HHI.  The Nordea/DNB Credit Facility is between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a vessel-owning company, as borrower, and us, as guarantor.  The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015.  The Nordea/DNB Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $0.6 million, each commencing three months after drawdown and a final payment of $37.5 million at final maturity.

The Nordea/DNB Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.  The Nordea/DNB Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Nordea/DNB Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea/DNB Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2016, the remaining four vessels financed under the RBS Credit Facility (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the Nordea/DNB Credit Facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019.  Subsequent to the sale of DHT Chris and DHT Ann in 2017, the separate tranche is repayable in quarterly installments of $0.4 million with a final payment of $6.9 million in August 2019.

The ABN AMRO Revolving Credit Facility

In November 2016, the Company entered into a secured five-year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisition of ships (the “ABN AMRO Revolving Credit Facility”) between and among ABN AMRO Bank N.V.  Oslo Branch (“ABN AMRO”) or any of their affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd. as borrowers (each, a direct wholly owned subsidiary of us, collectively, the “Borrowers”), and us, as guarantor.  The financing bears interest at a rate equal to Libor + 2.50%.  As of December 31, 2017, there were no amounts outstanding under the ABN AMRO Revolving Credit Facility.  The facility reduces by $1.3 million quarterly.  The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Nordea/DNB Newbuilding Credit Facility

In June 2017, we entered into the Nordea/DNB Newbuilding Credit Facility, which allows borrowings up to $82.5 million to fund the acquisition of two VLCCs to be constructed at HHI.  The Nordea/DNB Newbuilding Credit Facility is between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, two vessel-owning companies, as borrowers, and us, as guarantor.  The full amount of the Nordea/DNB Newbuilding Credit Facility is expected to be borrowed in 2018.  The Nordea/DNB Newbuilding Credit Facility has a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and are repayable in 20 quarterly installments of $1.0 million each commencing three months after drawdown and a final payment of $61.9 million at final maturity.

The Nordea/DNB Newbuilding Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea/DNB Newbuilding Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Newbuilding Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.  The Nordea/DNB Newbuilding Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Nordea/DNB Newbuilding Credit Facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the Nordea/DNB Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

The Nordea BW VLCC Acquisition Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN Amro, Danish Ship Finance, ING, SEB and Swedbank as lenders, and DHT Holdings, Inc. as guarantor for the financing of the cash portion of the acquisition of BW’s VLCC fleet as well as the remaining installments under the two newbuilding contracts.  $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million is expected to be borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  Borrowings bear interest at a rate equal to LIBOR + 2.40%.

The Nordea BW VLCC Acquisition Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea BW VLCC Acquisition Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, we covenant that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by one approved broker).

Subsequent to the sale of the DHT Utah in November 2017 and the DHT Utik in January 2018, the quarterly installments are $4.2 million with a final payment of $84.3 million in the second quarter of 2023.  When the credit facility is fully drawn, the quarterly installments will be $5.4 million with a final payment of $156.3 million in the second quarter of 2023.

Convertible Senior Notes

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150,000 thousand principal amount of convertible senior notes in a private placement.  We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes are convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 thousand aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments.  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of December 31, 2017 the conversion price was $6.3282.  We received net proceeds of approximately $145,500 thousand (after placement agent expenses, but before other transaction expenses).  The convertible senior notes were initially recognized at fair value, but are carried at amortized cost.  The value of the conversion option is being calculated using a Black & Scholes model.  Fees related to the issue of the convertible senior notes are amortized over the life of the convertible senior notes.  In 2016, we acquired in the open market $27.0 million of our convertible senior notes at an average price of 91.7% of par and in 2017 we acquired in the open market $17.2 million of our convertible senior notes at an average price of 99.0% of par.  The outstanding amount subsequent to the repurchases is $105.8 million.

Note 10 – Stockholders’ equity and dividend payment

Stockholders’ equity:

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2015	92,909,936
Restricted stock issued	883,699
Purchase of treasury shares	(359,831)
Issued at December 31, 2016	93,433,804
Restricted stock issued	1,259,208
New shares issued *	47,724,395
Issued at December 31, 2017	142,417,407
Par value	$0.01	$0.01
Shares to be issued assuming conversion of convertible notes**	20,904,879
Number of shares authorized for issue at December 31, 2017	250,000,000

* On March 23, 2017, we announced that we entered into the VAA, to acquire nine VLCCs and newbuild contracts for two VLCCs due for delivery in 2018 from BW Group, in exchange for aggregate cash consideration in an amount equal to $177,360,000 and an aggregate equity consideration consisting of 32,024,395 shares of the Company’s common stock and 15,700 shares of the Series D Preferred Stock.  Subsequent to the conversion of each share of the Series D Preferred Stock into 1,000 shares of Company common stock in 2017, a total of 47,724,395 shares of common stock were issued.

** Assuming the maximum fundamental change conversion rate.

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Convertible Notes Offering

Please see note 9 for information on the convertible senior notes.

Preferred stock:

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series C Participating Preferred stock

In January 2017, our board of directors adopted a shareholder rights plan (“Rights Plan”) and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of DHT to purchase from DHT one ten-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of DHT at a price of $22.00 per one ten-thousandth of a share of Series C Junior Participating Preferred Stock, subject to adjustment as provided in the Rights Agreement dated as of January 29, 2017 (as the same may be amended from time to time, the “Rights Agreement”), between DHT and American Stock Transfer & Trust Company, LLC, as Rights Agent.  The description and terms of the Rights are set forth in the Rights Agreement.  The Rights Plan and the preferred share purchase rights expired on January 28, 2018 in accordance with its and their terms, and have not been replaced or renewed.

Series D Junior Participating Preferred stock

In connection with the Company’s acquisition of BW Group’s VLCC fleet by DHT announced on March 23, 2017, the Company agreed to 15,700 shares of Series D Junior Participating Preferred stock that were mandatorily convertible into 15.7 million shares of DHT common stock subject to DHT shareholder approval.  All outstanding shares of Series D Junior Participating Preferred stock were mandatorily converted into 15.7 million shares of DHT common stock during the second quarter of 2017.

Dividend payment:

Dividend payment as of December 31, 2017:	Total payment	Per Share Common
Payment date:
February 22, 2017	$ 7.6 million	$0.08
May 31, 2017	$ 10.1 million	$0.08
August 31, 2017	$ 2.8 million	$0.02
December 6, 2017	$ 2.8 million	$0.02
Total payment as of December 31, 2017:	$ 23.3 million	$0.20

Dividend payment as of December 31, 2016:
Payment date:
February 24, 2016	$ 19.7 million	$0.21
May 25, 2016	$ 23.3 million	$0.25
August 31, 2016	$ 21.5 million	$0.23
November 23, 2016	$ 1.9 million	$0.02
Total payment as of December 31, 2016:	$ 66.4 million	$0.71

Dividend payment as of December 31, 2015:
Payment date:
February 19, 2015	$ 4.6 million	$0.05
May 22, 2015	$ 13.9 million	$0.15
August 20, 2015	$ 13.9 million	$0.15
November 25, 2015	$ 16.7 million	$0.18
Total payment as of December 31, 2015:	$ 49.2 million	$0.53

On February 28, 2018, DHT paid a dividend of $0.02 per common share to shareholders of record as of February 20, 2018, resulting in a total dividend payment of approximately $2.8 million.

Note 11 – General & Administrative Expenses

General and Administrative Expenses:

(Dollars in thousands)	2017	2016	2015
Total Compensation to Employees and Directors	$11,655	$15,998	$17,626
Office and Administrative Expenses	2,147	2,213	2,407
Audit, Legal and Consultancy	3,377	1,180	1,573
Total General and Administrative Expenses	$17,180	$19,391	$21,607

Stock Compensation

The Company has an Incentive Compensation Plan (“Plan”) for the benefit of Directors and senior management.  Different awards may be granted under this Plan, including stock options, restricted shares/restricted stock units and cash incentive awards.

Stock Options

The exercise price for options cannot be less than the fair market value of a common stock on the date of grant.

Restricted shares

Restricted shares can neither be transferred nor assigned by the participant.

Vesting conditions

Awards issued vest subject to continued employment or office.  The awards have graded vesting.  For some of the awards there is an additional vesting condition requiring certain market conditions to be met.

The Plan may allow for different criteria for new grants.

Stock Compensation Series

	Number of	Vesting	Fair value
	shares/ options	Period	at grant date
(1) Granted October 2005, stock options *	965	10 years	$144.00
(2) Granted March 2012, restricted shares	14,515	3 years	13.80
(3) Granted June 2013, restricted shares	155,000	4 years	4.15
(4) Granted June 2013, stock options**	155,000	5 years	1.31
(5) Granted June 2013, stock options**	155,000	5 years	0.97
(6) Granted February 2014, restricted shares	29,333	3 years	6.92
(7) Granted February 2014, restricted shares	29,333	3 years	6.33
(8) Granted February 2014, restricted shares	29,333	3 years	5.63
(9) Granted February 2014, restricted shares	88,000	3 years	7.61
(10) Granted June 2014, restricted shares	95,666	3 years	6.41
(11) Granted June 2014, restricted shares	95,666	3 years	5.74
(12) Granted June 2014, restricted shares	95,666	3 years	5.13
(13) Granted June 2014, restricted shares	287,000	3 years	7.15
(14) Granted January 2015, restricted shares	850,000	3 years	8.81
(15) Granted January 2016, restricted shares	824,000	2 years	6.65
(16) Granted January 2017, restricted shares	900,000	2 years	$4.61

* The stock options in item (1) above expired in September 2015.
** The exercise price for the options in items (4) and (5) above is $7.75 and $10.70, respectively, to be adjusted for dividends declared and paid subsequent to the grant date.

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options	Weighted average exercise price **
Outstanding at December 31, 2013	493,523	310,965	9.64
Granted	750,000
Exercised*	324,008
Forfeited
Outstanding at December 31, 2014	919,515	310,965	9.64

Outstanding at December 31, 2014	919,515	310,965	9.64
Granted	850,000
Exercised*	383,683
Forfeited		965
Outstanding at December 31, 2015	1,385,832	310,000	$9.64

Outstanding at December 31, 2015	1,385,832	310,000	9.64
Granted	824,000
Exercised*	833,012
Forfeited		-
Outstanding at December 31, 2016	1,376,820	310,000	$9.64

Outstanding at December 31, 2016	1,376,820	310,000	9.64
Granted	900,000
Exercised*	1,132,988
Forfeited	57,501
Outstanding at December 31, 2017	1,086,331	310,000	$9.64

*Does not include shares in lieu of dividends
**To be adjusted for dividends declared and paid subsequent to the respective grant dates.

Stock Compensation Expense

(Dollars in thousands)	2017	2016	2015
Expense recognized from stock compensation	4,806	6,936	7,436

The fair value on the vesting date for shares that vested in 2017 was $4.83 for 1,189,100 shares and $3.68 for 70,108 shares.  The fair value on the vesting date for shares that vested in 2016 was $5.67 for 285,362 shares, $5.78 for 530,594 shares and $3.86 for 67,744 shares.  The fair value on the vesting date for shares that vested in 2015 was $7.35 for 318,264 shares, $6.90 for 13,750 shares and $7.82 for 51,669 shares.  All share-based compensation is equity-settled and no payments were made for the vested shares.  The weighted average contractual life for the outstanding stock compensation series was 0.38 years as of December 31, 2017.

Valuation of Stock Compensation

For the year 2016, a total of 900,000 shares of restricted stock were awarded to management and the board of directors in January 2017, vesting in equal amounts on February 4, 2017, 2018 and 2019, respectively, subject to continued employment or office, as applicable.  The calculated fair value at grant date was equal to the share price at grant date.  For the year 2015, a total of 824,000 shares of restricted stock were awarded to management and the board of directors in January 2016, vesting in equal amounts on February 4, 2016, 2017 and 2018, respectively, subject to continued employment or office, as applicable.  The calculated fair value at grant date was equal to the share price at grant date. The grants of restricted stock to management and the board of directors described above were generally granted in the beginning of the year following the year to which they relate.

In January 2015, the vesting criteria for all restricted shares awarded for the year 2013 that vest subject to continued employment or office with us, as applicable, and certain market conditions was changed to be subject to continued employment or office, as applicable, only.  The change resulted in an increase in the fair value of the restricted shares totaling $387, which is recognized over the remaining vesting period in a manner similar to the original amount.

Compensation of Executives and Directors

Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2017	2016	2015
Cash compensation	$4,171	$4,162	$5,434
Pension cost	155	158	167
Share compensation *	4,107	6,227	6,223
Total remuneration	$8,433	$10,547	$11,823

*Share compensation reflects the expense recognized.

Shares held by Executives and Directors:

	2017	2016	2015
Executives and Directors as a group*	2,729,680	2,416,385	1,967,768

*Includes 906,666 (2016: 1,184,155, 2015: 1,234,166) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months’ base salary and any unvested equity awards may become fully vested in certain circumstances.

Note 12 – Related parties

Related party transactions relate to the Company’s subsidiaries, associated company, employees and members of the board of directors.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood.  As of December 31, 2017, Goodwood is the technical manager for 22 of the Company’s vessels.  In 2017, total technical management fees paid to Goodwood were $3,031 thousand.  In 2016, total technical management fees paid to Goodwood were $2,234 thousand.  In 2015, total technical management fees paid to Goodwood were $1,943 thousand.

Further, DHT has issued certain guarantees for certain of its subsidiaries.  This mainly relates to the Company’s credit facilities, which are all guaranteed by DHT Holdings.

Note 13 – Pensions

The Company is required to have an occupational pension scheme in accordance with the Norwegian law on required occupational pension (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS.  The company’s pension scheme satisfies the requirements of this law and comprises a closed defined benefit scheme.  At the end of the year, there were 15 participants in the benefit plan.

Defined benefit pension

The Company established a defined benefit plan for qualifying employees in 2010.  Under the plan, the employees, from the age 67, are entitled to 70% of the base salary at retirement date.  Parts of the pension are covered by payments from the National Insurance Scheme in Norway.  The defined benefit plan is insured through an insurance company.

(Dollars in thousands)
Calculation of this year's pension costs:	2017	2016	2015
Current service cost	329	344	289
Financial costs	6	6	6
Pension costs for the year	335	350	296

The amounts recognised in the statement of financial position at the reporting date are as follows:

	2017	2016	2015
Present value of the defined benefit obligation	1,481	1,128	949
Fair value of plan assets	1,266	963	801
Net pension obligation	215	165	148
Remeasurement loss	211	60	48
Net balance sheet recorded pension liability December 31	425	225	196

	2017	2016	2015
Change in gross pension obligation:
Gross obligation January 1	1,111	945	706
Current service cost	325	360	285
Interest charge on pension liabilities	31	27	24
Past service cost - curtailment/plan amendment	-	(19)	-
Settlement (gain)	-	(128)	-
Social security expenses	(44)	(48)	(43)
Remeasurements loss/(gain)	227	(18)	(27)
Exchange rate differences	58	(8)	(20)
Gross pension obligation December 31	1,708	1,111	925

	2017	2016	2015
Change in gross pension assets:
Fair value plan asset January 1	886	744	511
Interest income	20	17	24
Settlement	-	(128)	-
Employer contribution	313	338	303
Remeasurements (loss)/gain	16	(79)	(79)
Exchange rate differences	47	(7)	(30)
Fair value plan assets December 31	1,282	886	728

The Company expects to contribute $305 thousand to its defined benefit pension plan in 2018.

Assumptions	2017	2016	2015
Discount rate	2.40%	2.60%	2.70%
Yield on pension assets	2.40%	2.60%	2.70%
Wage growth	2.50%	2.50%	2.50%
G regulation*	2.25%	2.25%	2.25%
Pension adjustment	0.50%	0.00%	0.00%
Average remaining service period	18	19	18

* Increase of social security base amount ("G") as per Norwegian regulations.

Note 14 – Tax

The Company is a foreign corporation that is not subject to United States federal income taxes.  Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated.  The Norwegian management company, DHT Management AS, is subject to income taxation in Norway and the subsidiary in Singapore, DHT Ship Management Pte Ltd, is subject to income taxation in Singapore.  The tax effects for the Companies are disclosed below.

Specification of income tax:
(Dollars in thousands)	2017	2016	2015
Income tax payable	$132	$100	$119
Tax expenses related to previous year	8	(10)	3
Change in deferred tax	(8)	4	7
Total income tax expense	$131	$95	$128

Specification of temporary differences and deferred tax:
	December 31,	December 31,	December 31,
(Dollars in thousands)	2017	2016	2015
Property, plant and equipment	$(164)	$(89)	$(74)
Pensions	(425)	(225)	(196)
Total basis for deferred tax	(590)	(314)	(270)
Deferred tax liability 1) 2)	$(136)	$(75)	$(68)
1)Due to materiality, not recognized on a separate line in the statements of financial position
2) The general income tax rate is reduced from 24% to 23%, effective from fiscal year 2018, reduced from 25% to 24%, effective from fiscal year 2017 and reduced from 27% to 25%, effective from fiscal year 2016.

Reconciliation of effective tax rate:
(Dollars in thousands)	2017	2016	2015
Profit/(loss) before income tax	$6,733	$9,354	$105,430
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	131	95	128
Total income tax expense	$131	$95	$128

Note 15 – Investment in associate company

(Dollars in thousands)	2017	2016
Investment in associate company	$3,992	$3,412

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2017	2016
Goodwood Ship Management Pte. Ltd.	Ship management	Singapore	50%	50%

The following summarizes the share of profit of the associate that are accounted for using the equity method:

(Dollars in thousands)	2017	2016
Company’s share of
- Profit after taxation	$802	$649
- Other comprehensive income for the year, net of tax	$193	$28
- Total comprehensive income for the year	$995	$677

Note 16 – Condensed Financial Information of DHT Holdings, Inc. (parent company only)

SEC Rule 5-04 Schedule I of Regulation S-X requires DHT to disclose condensed financial statements of the parent company when the restricted net assets of consolidated subsidiaries exceeds 25% of consolidated net assets as of the end of the most recently completed fiscal year.  For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations), which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2017, 2016, and 2015.  The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel-owning subsidiaries.

FINANCIAL POSITION

(Dollars in thousands)

ASSETS	December 31,	December 31,	December 31,
Current assets	2017	2016	2015
Cash and cash equivalents	$11,540	$6,043	$53,645
Accounts receivable and prepaid expenses	249	4,554	406
Deposit for vessel acquisition	114,759	50,138	214,905
Amounts due from related parties	7,992	-	-
Total current assets	$134,540	$60,735	$268,956

Investments in subsidiaries	$521,801	$527,149	$439,955
Loan to subsidiaries	481,012	357,776	201,312
Investment in associate company	201	201	-
Total non-current assets	$1,003,014	$885,127	$641,266

Total assets	$1,137,555	$945,862	$910,222

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,454	$1,848	$1,996
Amounts due to related parties	-	125,870	3,469
Total current liabilities	$1,454	$127,718	$5,465

Non-current liabilities
Long-term debt	98,262	109,916	129,179
Total non-current liabilities	$98,262	$109,916	$129,179

Total liabilities	$99,716	$237,634	$134,644

Stockholders' equity
Stock	$1,424	$934	$929
Paid-in additional capital	1,096,793	839,008	834,769
Accumulated deficit	(60,379)	(131,714)	(60,121)
Total stockholders' equity	$1,037,838	$708,228	$775,578

Total liabilities and stockholders' equity	$1,137,555	$945,862	$910,222

INCOME STATEMENT

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2017	2016	2015

Revenues	$-	$6,770	$4,894
Impairment charge	(4,948)	(18,132)	(9,500)
Dividend income	25,415	16,900	125,400
General and administrative expense	(13,764)	(14,525)	(12,769)
Operating income	$6,703	$(8,987)	$108,025

Interest income	$21,798	$14,559	$10,692
Interest expense	(9,229)	(11,494)	(11,340)
Other financial income/(expenses)	1,020	693	403
Profit for the year	$20,293	$(5,228)	$107,780

Statement of Comprehensive Income

	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2017	2016	2015

Profit for the year	$20,293	$(5,228)	$107,780
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:	-	-	-
Items that may be reclassified subsequently to profit or loss:	-	-	-
Total comprehensive income for the period	$20,293	$(5,228)	$107,780

Attributable to the owners	$20,293	$(5,228)	$107,780

In the condensed financial statement of parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment.  An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2017	2016	2015

Cash Flows from Operating Activities:
Profit for the year	$20,293	$(5,228)	$107,780
Items included in net income not affecting cash flows:
Amortization	4,170	4,982	4,571
Impairment charge	4,948	18,132	-
Compensation related to options and restricted stock	4,948	7,365	6,911
(Gain)/loss purchase convertible bond	(1,035)	-	-
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	4,305	(4,148)	(7)
Accounts payable and accrued expenses	(291)	(148)	(1,980)
Amounts due to related parties	11,782	122,401	358
Net cash provided by operating activities	$49,119	$143,357	$117,632

Cash flows from Investing Activities
Investments in subsidiaries	$-	$(1,022)	$(9,486)
Loan to subsidiaries	82,814	(63,985)	(47,564)
Investment in vessels under construction	(86,004)	(32,219)	(40,409)
Net cash used in investing activities	$(3,191)	$(97,227)	$(97,458)

Cash flows from Financing Activities
Cash dividends paid	(23,328)	(66,365)	(49,194)
Purchase of treasury shares	-	(2,031)	-
Purchase of convertible bonds	(17,104)	(25,334)	-
Net cash used in financing activities	$(40,431)	$(93,731)	$(49,194)

Net increase/(decrease) in cash and cash equivalents	$5,497	$(47,602)	$(29,019)
Cash and cash equivalents at beginning of period	6,043	53,645	82,664
Cash and cash equivalents at end of period	$11,540	$6,043	$53,645

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

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2017	2016	2015

Profit/(Loss) Reconciliation
Profit/(loss) of the parent company only under cost method off accounting	$20,293	$(5,228)	$107,780
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(13,664)	14,467	(2,456)
Profit of the parent company only under equity method of accounting	$6,628	$9,239	$105,325

(Dollars in thousands)	December 31,	December 31,
	2017	2016
Equity Reconciliation
Equity of the parent company only under cost method of accounting	$1,037,838	$708,228
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(16,253)	(2,588)
Equity of the parent company only under equity method of accounting	$1,021,586	$705,640

Dividends from subsidiaries are recognized when they are authorized.  During the year ended December 31, 2017, the parent company recorded dividend income from its subsidiaries of $25,000 thousand.  During the year ended December 31, 2016, the parent company recorded dividend income from its subsidiaries of $16,900 thousand.  During the year ended December 31, 2015, the parent company recorded dividend income from its subsidiaries of $125,400 thousand.

During the year ended December 31, 2017, the parent company was a guarantor for all of its credit facilities.  Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 17 – Events after the reporting date

Restricted Shares

In February 2018, for the year 2017, a total of 567,000 shares of restricted stock were awarded to management and the board of directors pursuant to the Plan, of which 264,000 shares vested in February 2018 and 91,000 shares will vest in February 2019.  The remaining 212,000 shares will vest subject to certain market conditions prior to February 8, 2021.  The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date.  The estimated fair value at grant date was equal to the share price at grant date for 355,000 shares and $1.68 per share for 212,000 shares.

Dividend

On February 6, 2018, DHT announced that it would pay a dividend of $0.02 per common share on February 28, 2018, to shareholders of record as of February 20, 2018.  This resulted in a total dividend payment of $2.8 million.

Approval of financial statements

The financial statements were approved by the board of directors on April 17, 2018, and authorized for issue.