Form 20-F
period 2018-12-31
DHT Holdings, Inc.
filed 2019-03-28
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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
Laila Cecilie Halvorsen
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

142,700,046 shares of common stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “company,” “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares and references to DHT Holdings, Inc.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2018.  All references in this report to “convertible senior notes due 2019” are to our 4.50% convertible senior notes due 2019, of which there was $32,860,000 in aggregate principal amount outstanding as of December 31, 2018,  all references in this report to “convertible senior notes due 2021” are to our 4.50% convertible senior notes due 2021, of which there was $125,000,000 in aggregate principal amount outstanding as of December 31, 2018, and all references in this report to “convertible senior notes” are to the convertible senior notes due 2019 and the convertible senior notes due 2021 collectively.  All references in this report to “Samco Shipholding” or “Samco” refer to Samco Shipholding Pte. Ltd., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2017.  Our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

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

bunker	Fuel oil used to operate a vessel’s engines, generators and boilers.
charter	Contract for the use of a vessel, generally consisting of either a voyage, time or bareboat charter.
charterer	The company that hires a vessel pursuant to a charter.
charter hire	Money paid by a charterer to the shipowner for the use of a vessel under a time charter or bareboat charter.

Term	Definition

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

double-hull	A hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually two meters in width.
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
protection and indemnity insurance

Commonly known as “P&I insurance,” the insurance obtained through mutual associations, or “clubs,” formed by shipowners to provide liability insurance protection against a large financial loss by one member through contribution towards that loss by all members.  To a great extent, the risks are reinsured.

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

Term	Definition

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information—Risk Factors” and “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

●	our future financial condition and liquidity, including our ability to make required payments under our credit facilities and comply with our loan covenants;

●	our ability to finance our capital expenditures, acquisitions and other corporate activities;

●	our future operating or financial results and future revenues and expenses;

●	expectations relating to dividend payments and our ability to make such payments;

●	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;

●	the availability of insurance on commercially reasonable terms;

●	DHT’s and its subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	fluctuations in currencies and interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

●
the availability of existing vessels to acquire or newbuilds to purchase, or the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

●	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

●	competitive pressures within the tanker industry;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants;

●	unanticipated changes in laws and regulations;

●	delays and cost overruns in construction projects;

●	any malfunction or disruption of information technology (“IT”) systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

●	potential liability from future litigation;

●	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

●	our business strategy and other plans and objectives for future operations;

●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and

●
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

A.            SELECTED FINANCIAL DATA

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2018, 2017, 2016, 2015 and 2014.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(Dollars in thousands, except share and per share amount and fleet data)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Statements of operations data:
Shipping revenues (1)	$375,941	$355,052	$356,010	$365,114	$150,789
Voyage expenses	161,891	113,301	65,349	68,864	49,333
Total operating expenses excl. Voyage expenses (2)	197,753	198,448	250,147	160,907	74,047
Operating income	16,297	43,303	40,514	135,343	27,408
Profit/(loss) for the year	(46,927)	6,602	9,260	105,302	12,887
Profit/(loss) per share - basic	$(0.33)	$0.05	$0.10	$1.13	$0.18
Profit/(loss) per share - diluted	$(0.33)	$0.05	$0.10	$1.04	$0.18
Statements of financial position data (at end of year):
Vessels and time charter contracts	1,665,810	1,444,146	1,177,521	986,597	988,168
Total assets	1,863,856	1,730,497	1,403,737	1,423,805	1,378,095
Total current liabilities	123,699	83,026	74,310	52,835	67,906
Total non-current liabilities	878,489	721,579	644,416	633,077	635,339
Stock	1,427	1,424	934	929	925
Total stockholders’ equity	861,668	925,892	685,011	737,893	674,851
Weighted average number of shares - basic	143,429,610	124,536,338	93,382,757	92,793,154	73,147,668
Weighted average number of shares - diluted	143,434,921	124,536,338	93,389,610	112,098,221	73,210,337
Dividends paid per share (3)	$0.08	$0.20	$0.71	$0.53	$0.08
Cash flow data:
Net cash provided by operating activities	53,985	101,817	194,008	181,526	30,621
Net cash used in investing activities	(188,165)	(186,545)	(213,033)	(125,907)	(551,347)
Net cash provided by/(used in) financing activities	151,832	52,725	(38,454)	(55,528)	561,344
Fleet data:
Number of tankers owned (at end of period)	27	26	21	18	18
Revenue days (4)	9,706	9,080	7,020	6,596	4,488

(1)
Effective January 1, 2018, the Company adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers. The comparative information has not been restated and continues to be reported under IAS 18 Revenue as permitted by the transition options in IFRS 15. For additional information refer to Note 2 to our consolidated financial statements for December 31, 2018, included as Item 18 of this report.

(2)
2018, 2017 and 2016 include a non-cash impairment charge of $3.5 million, $8.5 million and $84.7 million, respectively.  2018 and 2016 include a gain from sale of vessels of $0.1 million and $0.1 million, respectively.  2017 and 2015 include loss from sale of vessels of $3.5 million and $0.8 million, respectively.  2014 includes a reversal of prior impairment charges of $31.9 million.

(3)	Dividend per common stock.

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

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past ten years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may enter into newbuilding agreements that subject us to certain risks and the failure of our counterparties to meet their obligations thereunder could cause us to suffer losses or otherwise adversely affect our business.

From time to time, we enter into newbuilding agreements. Such agreements subject us to counterparty risk. The ability of our counterparties to perform their obligations thereunder will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and various expenses. Should our counterparties fail to honor their obligations under our future newbuilding agreements, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, if we are unable to enforce any refund guarantees related to future newbuilding agreements, we may lose all or part of our advance deposits in the newbuildings, which could have a material adverse effect on our results of operations, financial condition and cash flows.

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

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries. Our subsidiaries own all of our vessels.  Following the April 2018 refinancing, as described in Item 5, our subsidiaries are party to five secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries.  The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries.  These restrictions may limit our and our subsidiaries’ ability to, among other things:  pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

Our convertible senior notes due 2019 were issued pursuant to, and are governed by, the first supplemental indenture, dated September 15, 2015 (the “2019 Notes Indenture”), between DHT and U.S. Bank National Association, as trustee (the “Trustee”), to the indenture, dated as of September 15, 2014 (the “Base Indenture”), between DHT and the Trustee. The convertible senior notes due 2019 bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2015.  In addition, upon the occurrence of specific events, referred to as a “fundamental change,” we must offer to purchase the convertible senior notes due 2019 plus accrued and unpaid interest to the purchase date.  If we fail to pay interest on the convertible senior notes due 2019 or to purchase the convertible senior notes due 2019 upon a fundamental change, we will be in default under the 2019 Notes Indenture.

Our convertible senior notes due 2021 were issued pursuant to, and are governed by, the second supplemental indenture, dated August 21, 2018 (the “2021 Notes Indenture” and together with the “2019 Notes Indenture,” the “Indentures”), between DHT and the Trustee, to the Base Indenture. The convertible senior notes due 2021 bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2019. In addition, upon the occurrence of specific events, referred to as a “fundamental change,” we must offer to purchase the convertible senior notes due 2021 plus accrued and unpaid interest to the purchase date.  If we fail to pay interest on the convertible senior notes due 2021 or to purchase the convertible senior notes due 2021 upon a fundamental change, we will be in default under the 2021 Notes Indenture.

In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting purchase of the convertible senior notes under some circumstances or expressly prohibiting our purchase of the convertible senior notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement.  If a fundamental change occurs at a time when we are prohibited from purchasing the convertible senior notes, we could seek the consent of our lenders to purchase the convertible senior notes or attempt to refinance this debt.  If we do not obtain any required consent, we would not be permitted to purchase the convertible senior notes.  Our failure to purchase tendered notes would constitute an event of default under the Indentures, which could constitute an event of default under our senior indebtedness then outstanding, if any, and might constitute a default under the terms of our other indebtedness then outstanding, if any.

We are dependent on performance by our charterers.

As of December 31, 2018, five of our twenty-seven vessels currently in operation are on time charters.  In the past, a greater percentage of our vessels have been on charter.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the earnings potential of the vessels.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the earnings potential of the vessels due to changing trading patterns or other factors not controlled by us.  If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends.  As of December 31, 2018, we had four vessels on index-based charters for which the profit sharing element is calculated based on the indexes.

We may have difficulty managing growth.

We may grow our fleet by acquiring additional vessels, fleets of vessels or companies owning vessels or by entering into joint ventures in the future.  Such future growth will primarily depend on:

●
identifying and acquiring vessels, fleets of vessels or companies owning vessels or entering into joint ventures that meet our requirements, including, but not limited to, price, specification and technical condition;

●	consummating acquisitions of vessels, fleets of vessels or companies owning vessels or acquisitions of companies or joint ventures; and

●	obtaining required financing through equity or debt financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and the difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure.  We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth.

We may not be able to re-charter or employ our vessels profitably.

As of December 31, 2018, five of our vessels are currently on charters with four different charterers.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

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

We are a holding company and have no significant assets other than cash and the equity of our subsidiaries.  Our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us.  Our ability or the ability of our subsidiaries to make these distributions are subject to restrictions contained in our subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Cayman Islands, Marshall Islands or Singapore law which regulates the payment of dividends by companies.  If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2018 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2019 or future years.  For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock.  In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway. The management functions below the Board level are currently split between Singapore and Norway. Our Singapore office holds senior management, chartering, operations, newbuilding supervision and technical management whereas our Norwegian office retains functions within finance, accounting, investor relations, chartering and operations. Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and at our principal place of business (including telephonically, in the case of board meetings). However, because two of our directors reside in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax.  If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.  In addition, if we are unsuccessful in our defense against such a contention, dividends paid to you would be subject to Norwegian withholding taxes.

A cyberattack could lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our computer systems to manage, process, store and transmit information.  Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions.  A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees.  Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability.  While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could negatively impact the market price of our common stock.

We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2017, we and our independent registered public accounting firm carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that there was a material weakness in relation to the preparation of our consolidated statement of cash flows.  As a consequence of this material weakness, management concluded that our internal control over financial reporting and, consequently, our disclosure controls and procedures, were not effective as of December 31, 2017. We believe we have successfully remediated such material weakness, and no such material weakness was identified by DHT or our independent registered public accounting firm in connection with the preparation of our consolidated financial statements for the year ended December 31, 2018. However, we cannot assure you that additional material weaknesses will not be identified in the future, which could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact our business and operating results, the market price of our shares and our ability to remain listed on the New York Stock Exchange (the “NYSE”).

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

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of March 17, 2019, the newbuilding order book for VLCC, Suezmax and Aframax vessels equaled approximately 11.4% of the existing world tanker fleet for these classes of vessels measured in dwt.  We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU, and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism.  The U.S., UN and EU sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened or lifted over time.  For example, in 2010, the U.S. enacted the Comprehensive Iran Sanctions, Accountability, and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”) by amending existing sanctions under the ISA and creating new sanctions.  Among other things, CISADA introduced additional prohibitions and limits on the ability of companies (both U.S. and non-U.S.) and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  In 2011, the President of the United States issued Executive Order 13590, which expanded on the existing energy-related sanctions available under the ISA.  In 2012, the President signed additional relevant executive orders, including Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions.  The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608.  Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which again created new sanctions and strengthened existing sanctions under the ISA.  Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector.  The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the ISA on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used.  Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.  The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the time frame covered by the report.  At this time, we are not aware of any such sanctionable activity, conducted by ourselves or by any affiliate that is likely to prompt an SEC disclosure requirement.  In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities.  On November 24, 2013, the P5+1 (the U.S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”).  Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.  On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA.  These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015.  On July 14, 2015, the P5+1 and EU entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran.  Under the JCPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, certain sanctions would be lifted on the Iranian petrochemicals, precious metals, and automotive industries.  The parties affirmed that the JPOA’s temporary relief measures would remain in effect until the date that Iran implemented certain nuclear-related commitments described in the JCPOA (“Implementation Day”).  On October 18, 2015, the JCPOA came into effect and participants began taking steps necessary to implement their JCPOA commitments.  On January 16, 2016, the International Atomic Energy Agency verified that Iran implemented key nuclear-related commitments described in the JCPOA, and, in accordance with the JCPOA, that day was deemed Implementation Day, and the JPOA ceased to be in effect.  As a result, the following sanctions were lifted on Implementation Day:  (1) U.S. nuclear-related sanctions described in sections 17.1 to 17.2 of Annex V of the JCPOA, (2) EU nuclear-related sanctions described in section 16 of Annex V of the JCPOA and (3) the UN Security Council Resolutions 1696, 1737, 1747, 1803, 1835, 1929 and 2224. On May 8, 2018, the President of the United States announced that the U.S. was withdrawing from the JCPOA.  U.S. nuclear-related sanctions that had been lifted on Implementation Day were reinstated in two phases and became effective on August 7, 2018 and November 5, 2018, respectively.  Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S., and EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014.

During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing approximately 0.27% of our 741 calls on worldwide ports during the same period. During 2017, vessels in our fleet made a total of four calls to ports in Iran, representing approximately 0.56% of our 707 calls on worldwide ports during the same period.  During 2016, vessels in our fleet made a total of three calls to ports in Iran, representing approximately 0.48% of our 629 calls on worldwide ports during the same period.  Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012.  The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels.  Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran.  To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2018.

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

Political decisions may affect our vessels’ trading patterns and could adversely affect our business and operation results.

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

The value of our vessels may be depressed in the event that we sell a vessel.

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

In the event of the sale or loss of a vessel, certain of the secured credit facilities require us and our subsidiaries to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels financed under such credit facility before such sale or loss.  If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that we and our subsidiaries are required to repay could be greater than the proceeds we receive from a sale.  In addition, declining tanker values could adversely affect our ability to refinance our secured credit facilities as they mature, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring secured credit facilities.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations, as well as natural resource damages.  Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.  For example, the U.S. Oil Pollution Act of 1990, as amended, or the “OPA,” affects all vessel owners shipping oil to, from or within the U.S.  The OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters.  Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters.  The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred, less the agreed deductible that may apply.  Each of DHT Management AS and DHT Ship Management (Singapore) Pte. Ltd., both wholly owned subsidiaries of ours, will be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance.  This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance.  We may also enter into loss of hire insurance, in which case each of DHT Management AS or DHT Ship Management (Singapore) Pte. Ltd. is responsible for arranging such loss of hire insurance, and we are responsible for the premium payments on such insurance.  This insurance generally provides coverage against business interruption for periods of more than 60 days per incident (up to a maximum of 180 days per incident) per year, following any loss under our hull and machinery policy.  We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 60 days of off-hire.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  We cannot assure you that we will be adequately insured against all risks.  If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet.  Additionally, our insurers may refuse to pay particular claims.  Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.  In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

We have shares of common stock that are available for resale, including the issuance in March 2017 of a total of 47,724,395 shares of common stock (including shares issued upon the mandatory exchange of our Series D Junior Participating Preferred Stock).  We do not know when or in what amount these shareholders, or their respective transferees, donees, pledgees, or other successors in interest may offer their shares of common stock for sale, if any.  These shares may create an excess supply of our stock if any significant resale were to occur.

Conversion of our convertible senior notes may dilute the ownership interest of existing stockholders.

In September 2014, we closed a private placement of approximately $150,000,000 aggregate principal amount of convertible senior notes due 2019 to institutional accredited investors.  In 2017 and 2016, we repurchased a total of $27,000,000 and $17,174,000, respectively, in aggregate principal amount of the convertible senior notes due 2019. In August 2018, we issued $44.7 million aggregate principle amount of convertible senior notes due 2021 in a private placement. Also in August 2018, approximately $73.0 million in aggregate principal amount of the convertible senior notes due 2019 were exchanged for approximately $80.3 million in aggregate principal amount of the convertible senior notes due 2021. As of March 18, 2019, $32,860,000 in aggregate principal amount of convertible senior notes due 2019 remains outstanding and $125,000,000 in aggregate principal amount of convertible senior notes due 2021 remains outstanding. The convertible senior notes are convertible into our common stock at any time until one business day prior to their maturity.  The initial conversion price of the convertible senior notes due 2019 was $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2019) and the initial conversion price of the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 18, 2019, the conversion price of each of the convertible senior notes due 2019 and the convertible senior notes due 2021 is $6.1285 per share of common stock.  The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders and any sales in the public market of the shares of our common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.  In addition, the existence of the convertible senior notes may encourage short-selling by market participants because the conversion of the convertible senior notes could depress the market price of our common stock.

Holders of our convertible senior notes may have to pay tax with respect to distributions on our capital stock that they do not receive.

The terms of our convertible senior notes allow for changes in the conversion rate of the notes in certain circumstances.  A change in conversion rate that allows holders of our convertible senior notes to receive more shares of capital stock on conversion may increase those note holders’ proportionate interests in our earnings and profits or assets.  In that case, U.S. Holders (as defined in Item 10.E. under the heading “U.S. Federal Income Taxation of ‘U.S. Holders’”) could be treated as though they received a dividend in the form of our capital stock under U.S. tax laws.  Such a constructive stock dividend could be taxable to those note holders, although they would not actually receive any cash or other property.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law,  a bankruptcy act or an insolvency act.

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.”  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S.  However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the U.S.  Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the U.S.  While the BCA provides that it is to be interpreted and construed according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands.  We cannot predict whether Marshall Islands courts would reach the same conclusions that any particular U.S. court would reach or has reached.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

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

The anti-takeover provisions in our amended and restated bylaws and certain provisions in our convertible senior notes may discourage a change of control.

Our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors.  These provisions provide for:

●	a classified board of directors with staggered three-year terms, elected without cumulative voting;

●	removal of directors only for cause and with the affirmative vote of holders of at least a majority of the common stock issued and outstanding;

●	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings;

●	a limited ability for stockholders to call special stockholder meetings; and

●	board of directors authority to determine the powers, preferences and rights of our preferred stock and to issue the preferred stock without stockholder approval.

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

B.            BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of March 18, 2019, our fleet consisted of 27 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons.  As of the date of this report, four of our twenty-seven vessels are on time charters and 23 vessels are operating in the spot market.  The fleet operates globally on international routes. The 27 VLCCs have a combined carrying capacity of 8,360,850 dwt and an average age of approximately 7.4 years as of the date of this report.

Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of 20 VLCCs (including the acquisition of 11 VLCCs including two newbuilding contracts pursuant to the Vessel Acquisition Agreement, dated March 23, 2017 (“VAA”) with BW Group Limited (“BW Group”), and the delivery of nine newbuildings) and capital expenditures related to two scrubbers for a total of $1,264 million.  Our principal divestitures during the same period comprise the sale of one Suezmax tanker, six VLCC tankers and two Aframax tankers for a total of $179 million.

RECENT DEVELOPMENTS

Sale of vessels

In October 2018, the company entered into an agreement to sell the two Aframaxes, DHT Cathy and DHT Sophie, built 2004 and 2003, respectively, to one buyer for a total price of $24.3 million. The DHT Cathy and DHT Sophie were delivered to the buyer in December 2018.  $8.7 million of the net proceeds was applied to repay debt under the Nordea/DNB Credit Facility (as defined in Item 5) and we recorded a book gain of $0.1 million in connection with the sale.

In January 2018, DHT Utik, built 2001, was delivered to the buyer pursuant to our agreement with such buyer executed in November 2017 for the sale of DHT Utik as well as DHT Utah and DHT Eagle. DHT Utah, built 2001, and DHT Eagle, built 2002, were previously delivered to the buyer during the fourth quarter of 2017.

Financing of scrubbers

In September 2018, we secured commitment to a $50 million financing for our scrubber retrofit project. The financing was structured through an increase of our existing $300 million Nordea BW VLCC Acquisition Credit Facility (as defined in Item 5). All seven banks participating in the existing facility participated in the increased facility: Nordea, ABN Amro, Danish Ship Finance, DNB, ING, SEB and Swedbank.

Issuance of convertible senior note due 2021 and exchange of convertible senior notes due 2019

In August 2018, we entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of convertible senior notes due 2021 for gross proceeds of approximately $41.6 million. The company also entered into separate, privately negotiated exchange agreements with certain holders of the convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principal amount of convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of convertible senior notes due 2021. Upon the completion of such private placement and exchange, $32,860,000 and $125,000,000 in aggregate principle amount remained outstanding of the convertible senior notes due 2019 and the convertible senior notes due 2021, respectively.

April 2018 refinancing and increase in revolving credit facility

In April 2018, we entered into the $484 million senior secured 2018 ABN Amro Credit Facility (as defined in Item 5) to refinance the following credit facilities and amounts: $215.2 million Nordea Samco Credit Facility, $44.4 million Nordea/DNB Credit Facility, $118.4 million 2014 ABN Amro Credit Facility and undrawn DNB/Nordea Credit Facility (each as defined in Item 5). We also entered into an agreement with ABN Amro to increase the ABN Amro Revolving Credit Facility (as defined in Item 5) to $57.3 million from the previous amount of $43.4 million.

Repurchase of common stock

In 2018, we repurchased 1,228,440 shares of our common stock in the open market at an average price of $4.07 per share.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 18, 2019:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q4 2021
DHT Bauhinia	Spot
DHT Bronco	Spot
DHT China	Time charter with profit sharing	Q2 2021
DHT Colt	Spot
DHT Condor	Spot
DHT Edelweiss	Spot
DHT Europe	Time charter with profit sharing	Q1 2022
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Lake	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Time charter with profit sharing	Q4 2019
DHT Mustang	Spot
DHT Opal	Spot
DHT Panther	Spot
DHT Peony	Spot
DHT Puma	Spot
DHT Raven	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Stallion	Spot
DHT Sundarbans	Spot
DHT Taiga	Spot
DHT Tiger	Spot

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

Our technical management providers (the “Technical Managers”) during 2018 were Goodwood, V.Ships France SAS and, until January 28, 2018, BW Fleet Management Pte Ltd.  Under our ship management agreements with the Technical Managers, the Technical Managers are responsible for the technical operation and upkeep of the respective vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2018:

Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society	Percent of Ownership
VLCC
DHT Mustang (7)	2018	317,975	HK	HHI	ABS	100%
DHT Bronco (7)	2018	317,975	HK	HHI	ABS	100%
DHT Colt (6)	2018	319,713	IOM	DSME	LR	100%
DHT Stallion (6)	2018	319,713	IOM	DSME	LR	100%
DHT Tiger(4)	2017	299,629	HK	HHI	ABS	100%
DHT Puma(4)	2016	299,629	HK	HHI	ABS	100%
DHT Panther(4)	2016	299,629	HK	HHI	ABS	100%
DHT Lion(4)	2016	299,629	HK	HHI	ABS	100%
DHT Leopard (4)	2016	299,629	HK	HHI	ABS	100%
DHT Jaguar(4)	2015	299,629	HK	HHI	ABS	100%
DHT Taiga(3)	2012	314,249	HK	HHI	ABS	100%
DHT Opal (5)	2012	320,105	IOM	DSME	LR	100%
DHT Sundarbans(3)	2012	314,249	HK	HHI	ABS	100%
DHT Redwood (3)	2011	314,249	HK	HHI	ABS	100%
DHT Amazon(3)	2011	314,249	RIF	HHI	LR	100%
DHT Peony(5)	2011	320,013	IOM	BSHIC	DNV	100%
DHT Lotus(5)	2011	320,142	IOM	BSHIC	ABS	100%
DHT Edelweiss(5)	2008	301,021	HK	DSME	LR	100%
DHT Hawk(1)	2007	298,923	HK	NACKS	LR	100%
DHT China(3)	2007	317,794	RIF	HHI	LR	100%
DHT Europe(3)	2007	317,713	RIF	HHI	LR	100%
DHT Bauhinia(5)	2007	301,019	IOM	DSME	LR	100%
DHT Falcon(1)	2006	298,971	HK	NACKS	LR	100%
DHT Scandinavia (3)	2006	317,826	HK	HHI	ABS	100%
DHT Condor (2)	2004	320,050	HK	DSME	ABS	100%
DHT Raven(5)	2004	298,563	IOM	DSME	LR	100%
DHT Lake(5)	2004	298,564	IOM	DSME	LR	100%

*	HK: Hong Kong, IOM: Isle of Man, RIF: French International Registry.

**	HHI: Hyundai Heavy Industries Co., Ltd., BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd., NACKS: Nantong Cosco KHI Engineering Co. Ltd, DSME: Daewoo Shipbuilding & Marine Engineering Co., Ltd.

(1)	Acquired on February 17, 2014.

(2)	Acquired on May 30, 2014.

(3)	Acquired on September 17, 2014.

(4)
Delivery dates from HHI for six newbuildings were as follows:  DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016 and DHT Tiger on January 16, 2017.

(5)
Delivery dates for the seven vessels acquired from BW Group were as follows: DHT Raven and DHT Opal on April 24, 2017, DHT Edelweiss on April 28, 2017, DHT Peony on April 29, 2017, DHT Lake on May 7, 2017, DHT Bauhinia on June 13, 2017 and DHT Lotus on June 20, 2017.

(6)	Delivery dates from DSME for the two newbuildings were as follows: DHT Stallion on April 27, 2018 and DHT Colt on May 25, 2018.

(7)	Delivery dates from HHI for the two newbuildings were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.

In March 2017, we entered into an agreement with BW Group for the acquisition of BW’s VLCC fleet, including two newbuildings that were delivered in the first half of 2018.  The total cost to us for each of the two DSME newbuildings was approximately $82.0 million.

In January 2017, we entered into an agreement with HHI for the construction of two VLCCs at an average contract price of $82.4 million each. The two newbuildings, DHT Bronco and DHT Mustang, were delivered in the second half of 2018.

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

Each of DHT Management AS and DHT Ship Management (Singapore) Pte. Ltd. is responsible for arranging the insurance of our vessels on terms in line with standard industry practice.  We are responsible for the payment of premiums.  Each of DHT Management AS and DHT Ship Management (Singapore) Pte. Ltd. has arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations.  Each of DHT Management AS and DHT Ship Management (Singapore) Pte. Ltd. may also arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms.  Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy.  Currently, we have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 60 days (up to a maximum of 180 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel).  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.  Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 25 of this report.

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

International Maritime Organization

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions.  Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs.  We believe that all of our vessels are currently compliant with these regulations.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil, which are to be phased in by 2020, and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016. In particular, as of January 1, 2020, all ships will be required to comply with a lower global sulfur limit by using fuel with a sulfur content of 0.5% m/m, by using liquefied natural gas for fuel, or by installing an exhaust scrubber.  The U.S. ratified the Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

U.S. Requirements

The U.S. regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA.”  OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200-nautical-mile exclusive economic zone around the U.S.  CERCLA applies to the discharge of hazardous substances (other than petroleum) whether on land or at sea.  Both OPA and CERCLA impact our business operations.

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

OPA also amended the federal Water Pollution Control Act, commonly referred to as the Clean Water Act (the “CWA”), to require owners and operators of vessels to adopt vessel response plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.”  In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required.  Vessel response plans for our tankers operating in the waters of the U.S. have been approved by the U.S. Coast Guard.  In addition, the U.S. Coast Guard has proposed similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or “VGP,” authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The VGP requires owners and operators to comply with a range of best management practices, reporting requirements and other standards for a number of vessel discharges.  The current VGP, which became effective in December 2013, contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and more stringent limits for oil to sea interfaces and exhaust gas scrubber wastewater.  Vessels calling U.S. ports are required to have Coast Guard approved “ballast water management systems installed by their first regular dry-docking after January 1, 2016 with few exceptions. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discarge Act, or “VIDA,” enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.

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

The IMO’s Maritime Environmental Protection Committee, or “MEPC,” has designated the area extending 200 miles from the U.S. and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments.  As of January 1, 2015, fuel used by all vessels operating in the ECA cannot exceed 0.1% sulfur.  Effective January 1, 2016, NOx after-treatment requirements also apply.  Additional ECAs include the Baltic Sea, North Sea and Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

The U.S. has adopted regulations to limit greenhouse gas emissions from certain mobile and large stationary sources.  Although these regulations do not apply to greenhouse gas emissions from ships, the EPA may regulate greenhouse gas emissions from ocean-going vessels in the future.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted or amended at the international level that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

VESSEL SECURITY REGULATIONS

A number of initiatives have been introduced to enhance vessel security.  On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law.  To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”).

The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities.  Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports.  Furthermore, compliance with the ISPS Code requires us to incur certain costs.  Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.  Among the various requirements are:

●	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

●	on-board installation of ship security alert systems;

●	the development of ship security plans; and

●	compliance with flag state security certification requirements.

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

C.            ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2018.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
DHT Management Pte. Ltd.		Singapore	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
DHT Chartering (Singapore) Pte. Ltd.		Singapore	100%
DHT Management AS		Norway	100%
DHT Hawk, Inc.	DHT Hawk	Marshall Islands	100%
DHT Falcon, Inc.	DHT Falcon	Marshall Islands	100%
DHT Condor, Inc.	DHT Condor	Marshall Islands	100%
DHT Lake, Inc.	DHT Lake	Marshall Islands	100%
DHT Raven, Inc.	DHT Raven	Marshall Islands	100%
Samco Gamma Ltd.	DHT Scandinavia	Cayman Islands	100%
Samco Delta Ltd.	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd.	DHT China	Cayman Islands	100%
DHT Bauhinia, Inc.	DHT Bauhinia	Marshall Islands	100%
DHT Edelweiss, Inc.	DHT Edelweiss	Marshall Islands	100%
DHT Lotus, Inc.	DHT Lotus	Marshall Islands	100%
Samco Eta Ltd.	DHT Amazon	Cayman Islands	100%
Samco Kappa Ltd.	DHT Redwood	Cayman Islands	100%
DHT Peony, Inc.	DHT Peony	Marshall Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Cayman Islands	100%
Samco Iota Ltd.	DHT Taiga	Cayman Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
DHT Colt, Inc.	DHT Colt	Marshall Islands	100%
DHT Stallion, Inc.	DHT Stallion	Marshall Islands	100%
DHT Bronco, Inc.	DHT Bronco	Marshall Islands	100%
DHT Mustang, Inc.	DHT Mustang	Marshall Islands	100%

D.            PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4.  Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 27 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt”.  As of the date of this report, four of the vessels are on time charters and 23 vessels are operating in the spot market.  The fleet operates globally on international routes. The 27 VLCCs have a combined carrying capacity of 8,360,850 dwt and an average age of approximately 7.4 years as of the date of this report.

In January 2017, we entered into an agreement with Hyundai Heavy Industries for the construction of two VLCCs of 318,000 dwt. The vessels were delivered on July 27, 2018 and October 8, 2018, respectively.

In March 2017, we entered into an agreement with BW Group providing for the acquisition of BW’s VLCC fleet including two newbuildings of 319,000 dwt. The two newbuilding vessels were delivered on April 27, 2018 and May 25, 2018.

As of March 2019, we have entered into ship management agreements with two Technical Managers:  Goodwood and V.Ships (France).  Goodwood is owned 50% by DHT and manages our vessels flying the Hong Kong and Isle of Man flags. V.Ships (France) manages the three vessels flying the French flag.  The Technical Managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

●	with respect to vessels on charter, the charter rate that we are paid;

●	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

●	our vessels’ operating expenses;

●	our insurance premiums and vessel taxes;

●	the required maintenance capital expenditures related to our vessels;

●	the required capital expenditures related to newbuilding orders;

●	our ability to access capital markets to finance our fleet;

●	our vessels’ depreciation and potential impairment charges;

●	our general and administrative and other expenses;

●	our interest expense including any interest swaps;

●	any future vessel sales and acquisitions;

●	general market conditions when charters expire; and

●	prepayments under our credit facilities to remain in compliance with covenants.

Our revenues are principally derived from time charter hire and by vessels operating in the spot market.  Freight rates are sensitive to patterns of supply and demand.  Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported.  The demand for oil shipments is affected by the state of the global economy and commercial and strategic stockbuilding, among other things.  The number of vessels is affected by the construction of new vessels and by the retirement of existing vessels from service.  The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values (refer to “Item 3.D. Risk Factors—Risks Relating to Our Industry”).

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

OUTLOOK FOR 2019

Following a weak freight market during the first three quarters of 2018, freight rates strengthened during the last quarter of 2018 and continued to strengthen in the beginning of 2019. The freight rates have since fallen, and we expect a weaker first half of 2019.  Estimated asset values have strengthened in 2018, although there was a limited number of transactions to support such estimates. Newbuilding prices have increased approximately 10 - 15% since the most recent trough in 2017.

We believe the freight market is in the early phase of its recovery but will still experience seasonal swings and volatility.  We believe the following are the key indicators that there will be a market recovery:

●	Continued growth in global demand for oil.
●	Oil inventory draw-down cycle approaching an end.
●	Expansion of transportation distances.
●	Aging industrywide fleet with numerous ships approaching the end of their economic life and retirement.
●	New regulations coming into force (each as described in Item 4.B. above):

a.	Requirement to install ballast water treatment systems during the first drydock after September 2019, and
b.
IMO2020 requiring ships to reduce sulfur emissions through either consuming compliant fuel with less sulfur content, installing exhaust gas cleaning systems to reduce sulfur emissions or converting to enable LNG as fuel.

We will continue to focus on prudent capital management and robust cash break-even levels for our fleet in combination with quality and cost efficient operations.  We expect the freight market to continue to be cyclical, volatile and seasonal and given our significant spot market exposure, this could impact our results by increasing the volatility in our revenues.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2018, included as Item 18 of this report.

Revenue Recognition

During 2018, our vessels generated revenues from time charters and by operating in the spot market (voyage charters). Revenues from time charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

The Company has adopted IFRS 15 Revenue from Contracts with Customers with effect from January 1, 2018. IFRS 15 introduces a 5-step approach to revenue recognition. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Details of the new requirements are described below and the impact on the company’s consolidated financial statements is described in Note 2.

The Company has adopted IFRS 15 using the modified retrospective method by recognizing the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

IFRS 15 uses the terms “contract assets” and “contract liability” to describe what might more commonly be known as “accrued revenue” and “deferred revenue,” however the Standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The company uses the term “capitalized voyage expenses” for costs related to the transportation of the vessel to the load port from its previous destination.

For vessels operating on spot charters, under the current revenue standard, voyage revenues have been recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Capitalized voyage expenses are amortized between load port and discharge port.

Time charters continue to be accounted as operating leases in accordance with IAS 17 and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

The company’s accounting policies for its revenue streams are disclosed in detail in Note 2 below.

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

The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking and the cost of the scrubber less impairment, if any, or, as is the case with ships acquired in the second-hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years.  The depreciation per day is calculated based on the vessel’s original cost less a residual value which is equal to the product of the vessel’s lightweight tonnage and an estimated scrap rate per ton.  Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The vessels are required by their respective classification societies to go through a dry dock at regular intervals.  In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2½ years. Depreciation of scrubbers, determined on the same basis as other property assets, commences when the assets are ready for their intended use (i.e., from the actual installation and through 2022)

Carrying Value and Impairment

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

In the third quarter of 2018, we recorded an impairment charge of $3.5 million related to the agreed upon sale of DHT Cathy and DHT Sophie. The impairment charge reflected the difference between the carrying value of the vessels and the estimated net sales price. The sale was agreed to in October 2018 and the vessels were delivered to the buyer in December 2018.

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2018.

Vessel	Built	Vessel Type	Purchase Month	Carrying Value (12/31/2018)	Estimated Charter-Free Fair Market Value* (12/31/2018)
(Dollars in thousands)
DHT Bauhinia	2007	VLCC	June 2017	36,772	41,000
DHT Bronco	2018	VLCC	July 2018	82,831	95,500
DHT Colt	2018	VLCC	May 2018	81,625	92,500
DHT Condor	2004	VLCC	May 2014	34,122	31,000
DHT Europe	2007	VLCC	Sept. 2014	48,680	41,000
DHT Edelweiss	2008	VLCC	Apr. 2017	42,127	44,000
DHT China**	2007	VLCC	Sept. 2014	52,199	41,000
DHT Amazon	2011	VLCC	Sept. 2014	65,993	57,000
DHT Falcon	2006	VLCC	Feb. 2014	35,765	37,000
DHT Scandinavia	2006	VLCC	Sept. 2014	45,292	38,000
DHT Hawk	2007	VLCC	Feb. 2014	38,532	40,000
DHT Taiga	2012	VLCC	Sept. 2014	68,946	61,000
DHT Jaguar	2015	VLCC	Nov. 2015	82,393	77,000
DHT Redwood	2011	VLCC	Sept. 2014	67,990	57,000
DHT Lake	2004	VLCC	May 2017	33,181	35,000
DHT Leopard	2016	VLCC	Jan. 2016	82,711	82,000
DHT Lion	2016	VLCC	Mar. 2016	82,837	82,000
DHT Lotus	2011	VLCC	June 2017	52,187	55,000
DHT Mustang	2018	VLCC	Oct. 2018	83,691	95,500
DHT Opal	2012	VLCC	Apr. 2017	59,039	61,000
DHT Panther	2016	VLCC	Aug. 2016	84,315	82,000
DHT Peony	2011	VLCC	Apr. 2017	52,967	55,000
DHT Puma	2016	VLCC	Aug. 2016	84,508	82,000
DHT Raven	2004	VLCC	Apr. 2017	33,052	35,000
DHT Stallion	2018	VLCC	Apr. 2018	81,414	92,500
DHT Sundarbans	2012	VLCC	Sept. 2014	67,652	61,000
DHT Tiger	2017	VLCC	Jan. 2017	85,295	87,000

*
Estimated charter-free fair market value is provided for informational purposes only.  These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel.  They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement.  Management uses these broker valuations in calculating compliance with debt covenants.  Management also uses them as one consideration point in determining if there are indicators of impairment, however management does not believe that a broker value lower than book value in itself is an indicator of impairment.  Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist.  In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2019.

**	Carrying value does not include value of time charter contracts.

As of December 31, 2018, we believe some of our vessels had charter-free fair market value less than their carrying value and some of our vessels had charter-free fair market value above their carrying value.  In aggregate, the carrying value of our vessels as of December 31, 2018 was above the charter-free fair market value by approximately $8.1 million.  Please see our risk factor under the heading “The value of our vessels may be depressed in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels.  However, we concluded that no vessels had indicators of impairment or reversal of prior impairment during 2018.  For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2018, included as Item 18 of this report.

Stock Compensation

Management of the company receives, amongst others, remuneration in the form of restricted common stock that is subject to vesting conditions, which has been granted under the 2016 Incentive Compensation Plan (the “Plan”) as well as, in prior years, under the 2005 Incentive Compensation Plan, as amended from time to time, the 2011 Incentive Compensation Plan, the 2012 Incentive Compensation Plan and the 2014 Incentive Compensation Plan (collectively, the “Prior Plans”).  Equity-settled share-based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.

For the year 2018, a total of 560,000 shares of restricted stock were awarded to management pursuant to the Plan, of which 120,000 will vest in January 2020, 120,000 will vest in January 2021 and 120,000 will vest in January 2022.  The remaining 200,000 shares will vest subject to certain market conditions prior to February 8, 2022. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 360,000 shares and $3.04 per share for 200,000 shares.  For the year 2018, a total of 210,000 shares of restricted stock were awarded to the board of directors pursuant to the Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2020.

For the year 2017, a total of 567,000 shares of restricted stock were awarded to management and the board of directors pursuant to the Plan, of which 264,000 shares vested in February 2018 and 78,500 shares vested in February 2019, while 12,500 shares were forfeited in October 2018.  The remaining 202,000 shares will vest subject to certain market conditions prior to February 8, 2021, while 10,000 shares were forfeited in October 2018. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date.  The estimated fair value at grant date was equal to the share price at grant date for 355,000 shares and $2.30 per share for 212,000 shares.

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

The foregoing description of the Plan and the Prior Plans is qualified by reference to the full texts thereof, copies of which are filed as exhibits to this report.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues increased by $20.9 million, or 5.6%, to $375.9 million in 2018 from $355.1 million in 2017. The increase from 2017 to 2018 was due to an increase in the fleet partly offset by lower tanker rates. Total revenue days increased from 9,080 in 2017 to 9,706 in 2018 as a result of an increase in the fleet. Effective January 1, 2018, the Company adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers. The comparative information has not been restated and continues to be reported under IAS 18 Revenue as permitted by the transition options in IFRS 15. For additional information refer to Note 2 to our consolidated financial statements for December 31, 2018, included as Item 18 of this report. Shipping revenues declined by $1.0 million, or 0.3%, to $355.1 million in 2017 from $356.0 million in 2016.  The decline from 2016 to 2017 was due to lower rates and an increase in scheduled drydockings in 2017 offset by an increase in the fleet due to the acquisition of BW Group’s VLCC fleet (partly offset by the sale of the VLCCs DHT Chris in January 2017, DHT Ann in May 2017, DHT Phoenix in June 2017, DHT Utah in November 2017 and DHT Eagle in December 2017).  Total revenue days increased from 7,020 in 2016 to 9,080 in 2017 as a result of an increase in the fleet.

Voyage expenses increased by $48.6 million to $161.9 million in 2018 from $113.3 million in 2017. The increase was mainly due to higher bunker prices, an increase in the fleet and more vessels operating in the spot market. Voyage expenses increased by $48.0 million to $113.3 million in 2017 from $65.3 million in 2016.  The increase was mainly due to an increase in the fleet and more vessels operating in the spot market.

Vessel operating expenses increased by $3.4 million to $75.8 million in 2018 from $72.4 million in 2017. The increase was mainly due to an increase in the fleet. Vessel operating expenses increased by $10.6 million to $72.4 million in 2017 from $61.9 million in 2016.  The increase was mainly due to an increase in the fleet.

Depreciation and amortization expenses, including depreciation of capitalized dry docking cost, increased by $6.7 million to $103.5 million in 2018 from $96.8 million in 2017. The increase was mainly due to an increase in the fleet. Depreciation and amortization expenses, including depreciation of capitalized dry docking cost, increased by $12.4 million to $96.8 million in 2017 from $84.3 million in 2016.  The increase was mainly due to an increase in the fleet due to the acquisition of BW Group’s VLCC fleet partly offset by the sale of the VLCCs DHT Chris in January 2017, DHT Ann in May 2017, DHT Phoenix in June 2017, DHT Utah in November 2017 and DHT Eagle in December 2017

Impairment charges totaled $3.5 million in 2018 due to the sale of the two Aframaxes, DHT Cathy and DHT Sophie. Impairment charges totaled $8.5 million in 2017 mainly due to the sale of the VLCCs DHT Ann, DHT Phoenix and DHT Utik.  Impairment charges totaled $84.7 million in 2016 due to the decline in values for second-hand tankers. Please refer to “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies—Carrying Value and Impairment” for a discussion of the key reasons for the impairment charges in 2018, 2017 and 2016.

General and administrative expenses in 2018 was $15.1 million (of which $2.5 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $17.2 million in 2017 (of which $4.8 million was non-cash). General and administrative expenses in 2017 was $17.2 million (of which $4.8 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $19.4 million in 2016 (of which $6.9 million was non-cash).  Cash general and administrative expenses for 2017 included $1.9 million in advisory fees related to the Frontline proposals to acquire all outstanding shares in DHT.

General and administrative expenses for 2018, 2017 and 2016 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $63.1 million in 2018 compared to $36.6 million in 2017. The increase includes a non-cash finance expense of $4.3 million in connection with the refinancing of certain of our secured credit facilities described below, a non-cash finance expense of $3.6 million in connection with the private exchange of convertible senior notes due 2019, a non-cash loss of $5.2 million in 2018 compared to a non-cash gain of $2.2 million in 2017 related to interest rate derivatives, increased borrowings in connection with an increase in the fleet and higher LIBOR. Net financial expenses were $36.6 million in 2017 compared to $31.2 million in 2016.  The increase was mainly due to increased borrowings in connection with the acquisition of VLCCs.

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

In January 2017, our board of directors approved the repurchase through March 2018 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2017, the company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0% of the face amount.  In March 2018, our board of directors approved the repurchase through March 2019 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2018, we repurchased and retired 1,228,440 shares of our common stock in the open market at an average price of $4.07 per share.  In March 2019, our board of directors approved the repurchase through March 2020 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws.  The repurchase program may be suspended or discontinued at any time.  All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares.

Since 2015, we have paid the dividends set forth in the table below.  The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands.  While dividends are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control.  In July 2015, our board of directors approved a dividend policy to pay stockholders of record an intended dividend of at least 60% of ordinary net income per share (adjusted for extraordinary items) commencing with the second quarter of 2015.  In November 2016, our board of directors revised the dividend and capital allocation policy to return at least 60% of its ordinary net income (adjusted for exceptional items) to shareholders in the form of quarterly cash dividends and/or through repurchases of securities (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—we may not pay dividends in the future”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 – March 31, 2015	$13.9 million	$0.15	May 13, 2015	May 22, 2015
April 1 – June 30, 2015	$13.9 million	$0.15	Aug. 12, 2015	Aug. 20, 2015
July 1 – Sep. 30, 2015	$16.7 million	$0.18	Nov. 17, 2015	Nov. 25, 2015
Oct. 1 – Dec. 31, 2015	$19.7 million	$0.21	Feb. 16, 2016	Feb. 24, 2016
Jan. 1 – March 31, 2016	$23.3 million	$0.25	May 16, 2016	May 25, 2016
April 1 – June 30, 2016	$21.5 million	$0.23	Aug. 24, 2016	Aug. 31, 2016
July 1 – Sep. 30, 2016	$1.9 million	$0.02	Nov. 16, 2016	Nov. 23, 2016
Oct. 1 – Dec. 31, 2016	$7.6 million	$0.08	Feb. 14, 2017	Feb. 22, 2017
Jan. 1 – March 31, 2017	$10.1 million	$0.08	May 22, 2017	May 31, 2017
April 1 – June 30, 2017	$2.8 million	$0.02	Aug. 24, 2017	Aug. 31, 2017
July 1 – Sep. 30, 2017	$2.8 million	$0.02	Nov. 28, 2017	Dec. 6, 2017
Oct. 1 – Dec. 31, 2017	$2.8 million	$0.02	Feb. 20, 2018	Feb. 28, 2018
Jan. 1 – March 31, 2018	$2.9 million	$0.02	May 21, 2018	May 30, 2018
April 1 – June 30, 2018	$2.9 million	$0.02	Aug 24, 2018	Aug 31, 2018
July 1 – Sep. 30, 2018	$2.9 million	$0.02	Nov 16, 2018	Nov 23, 2018
Oct. 1 – Dec. 31, 2018	$7.1 million	$0.05	Feb 19, 2019	Feb 26, 2019

Although market conditions have remained strong recently, the cash flow from the operations of our vessels in 2019 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

Working capital, defined as total current assets less total current liabilities, was $69.6 million at December 31, 2018 compared to $84.1 million at December 31, 2017. The decrease in working capital in 2018 was mainly due to an increase in current portion long-term debt due to the reclassification of our convertible senior notes due 2019 from long-term debt to short-term debt. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents was $94.9 million at December 31, 2018 and $77.3 million at December 31, 2017. In 2018, net cash provided by operating activities was $54.0 million, net cash used in investing activities was $188.2 million (mainly related to investments in vessels under construction of $223.0 million and investments in vessels of $11.8 million offset by proceeds from sale of vessels of $46.4 million) and net cash provided by financing activities was $151.8 million (mainly related to issuance of long-term debt of $577.7 million and issuance of convertible senior notes due 2021 of $38.9 million offset by repayment of long-term debt of $448.3 million, cash dividends paid of $11.5 million and purchase of treasury shares of $5.0 million).

Working capital, defined as total current assets less total current liabilities, was $84.1 million at December 31, 2017 compared to $104.2 million at December 31, 2016.  The decrease in working capital in 2017 was mainly due to a reduction in the cash balance as a result of paying pre-delivery newbuilding installments and an increase in the current portion of long-term debt offset by an increase in accounts receivables and accrued expenses and bunkers, lube oils and consumables. The cash and cash equivalents was $77.3 million at December 31, 2017 and $109.3 million at December 31, 2016.  In 2017, net cash provided by operating activities was $101.8 million, net cash used in investing activities was $186.5 million (mainly related to investment in vessels of $165.6 million and investment in vessels under construction of $132.5 million offset by proceeds from sale of vessels of $111.4 million) and net cash provided by financing activities was $52.7 million (mainly related to issuance of long-term debt of $200.5 million offset by cash dividends paid of $23.3 million, repayment of long-term debt of $107.3 million and repurchase convertible bonds totaling $17.1 million).  As of December 31, 2017, we had commitments for capital expenditures (other than for mandatory interim and special surveys) totaling $218.8 million related to four newbuildings and had secured a total of $178.5 million in financing related to the newbuildings.

In 2018, net cash provided by operating activities was $54.0 million compared to $101.8 million in 2017. This decrease is mainly due to lower net income in 2018 and negative change in working capital in 2018. In 2017, net cash provided by operating activities was $101.8 million compared to $194.0 million in 2016.  This decrease is mainly due higher net income in 2016 (after adjusting for the impairment charge) and negative change in working capital in 2017. Net cash used in investing activities was $188.2 million in 2018 compared to $186.5 million in 2017. In 2018, investing activities mainly related to investment in vessels under construction of $223.0 million and $11.8 million related to investment in vessels offset by $46.4 million related to sale of vessels. Net cash used in investing activities was $186.5 million in 2017 compared to $213.0 million in 2016.  In 2017, investing activities mainly related to investment in vessels of $165.6 million and investment in vessels under construction of $132.5 million offset by proceeds from sale of vessels of $111.4 million. Net cash provided by financing activities in 2018 was $151.8 million compared to net cash provided by financing activities of $52.7 million in 2017. Net cash provided by financing activities in 2018 was $151.8 million comprising $577.6 million related to issuance of debt and $38.9 million related to issuance of convertible bonds offset by $448.3 million related to repayment of long-term debt, $11.5 million related to cash dividends paid and $5.0 million related to repurchase of shares. Net cash provided by financing activities in 2017 was $52.7 million, compared to net cash used in financing activities of $38.5 million in 2016. Net cash provided by financing activities in 2017 mainly related to issuance of long-term debt of $200.5 million offset by cash dividends paid of $23.3 million, repayment of long-term debt of $107.3 million and purchase convertible bonds totaling $17.1 million. We had $967.3 million of total debt outstanding at December 31, 2018, compared to $786.2 million at December 31, 2017 and $701.5 million at December 31, 2016.

During 2019, one of our vessels, the VLCC DHT Condor, is required to be drydocked. In addition, 14 vessels including DHT Condor are scheduled for scrubber installations. We estimate our 2019 capital expenditures to be $3 million for drydock and $50.7 million related to the scrubber installations scheduled in 2019. We have secured a total of $50 million in financing related to the scrubber installations, of which $45 million is still at our disposal as of December 31, 2018. We plan to finance the remaining balance for the scrubber installations and our other planned capital expenditures through our internal financial resources.

For additional information on events in 2019, please refer to “Item 4.B.  Recent Developments.”

Secured Credit Facilities and Convertible Senior Notes

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities. Because the following is only a summary, it does not contain all information that you may find useful.

The Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S as lender, a special-purpose wholly owned vessel-owning subsidiary as borrower, and DHT Holdings as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015.  The borrower is permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility.  The Danish Ship Finance Credit Facility is for a five-year term from the date of the first drawdown in November 2015, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity. The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 130% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Credit Agricole Credit Facility

In June 2015, we entered into a credit facility between and among Credit Agricole, as lender, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Credit Agricole Credit Facility”) to refinance the outstanding amount under a credit agreement with Credit Agricole that financed the DHT Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”). Samco Gamma Ltd. was permitted to borrow the full amount of Tranche A. In 2016, in advance of the delivery of DHT Tiger from HHI on January 16, 2017, we borrowed $48.7 million under Tranche B.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%.  Tranche A is repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023.  Subsequent to a voluntary prepayment of $5.0 million in June 2016, Tranche A is repayable with quarterly installments of $1.0 million each.  Tranche B is repayable in 28 quarterly installments of $0.7 million from March 2017 to December 2023 and a final payment of $29.7 million in December 2023. The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrowers’ bank accounts and a first-priority pledge over the shares in the borrowers. The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Credit Agricole Credit Facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker). The Credit Agricole Credit Facility contains covenants that prohibit the Borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea BW VLCC Acquisition Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN Amro, Danish Ship Finance, ING, SEB and Swedbank as lenders, several special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Nordea BW VLCC Acquisition Credit Facility”) for the financing of the cash portion of the acquisition of BW’s VLCC fleet as well as the remaining installments under the two newbuilding contracts.  $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bear interest at a rate equal to LIBOR + 2.40%.  The credit facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers.  The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility also contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by one approved broker). Subsequent to the sale of DHT Utah in November 2017 and DHT Utik in January 2018, and the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018, the quarterly installments are $5.4 million with a final payment of $156.3 million in the second quarter of 2023.

In September 2018 DHT secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million Nordea BW VLCC Acquisition Credit Facility. Borrowings under the increased facility bear the same interest rate equal to LIBOR + 2.40%. As of December 31, 2018, a total of $5.0 million was drawn and $45.0 million was available. The facility will have quarterly installments of $2.5 million commencing second quarter 2020. The terms and conditions are unchanged from the existing facility.

The 2018 ABN AMRO Credit Facility

In April 2018, we entered into a $484 million credit facility between and among ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “2018 ABN AMRO Credit Facility”), for the financing of eleven VLCCs and two newbuildings as part of our April 2018 refinancing. Borrowings bear interest at a rate equal to LIBOR + 2.40% and the loan is repayable in quarterly installments of $8.3 million through the second quarter of 2024 and a final payment of $286.1 with the last installment. The credit facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker). The credit facilities refinanced in connection with our April 2018 refinancing are described in detail below.

The ABN AMRO Revolving Credit Facility

In November 2016, we entered into a secured five-year $50.0 million revolving credit facility between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of its affiliates, as lender, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “ABN AMRO Revolving Credit Facility”), to be used for general corporate purposes including security repurchases and acquisition of ships. The financing bears interest at a rate equal to LIBOR + 2.50%. In April 2018, we entered into an agreement with ABN AMRO to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. The credit facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. As of December 31, 2018, there were no amounts outstanding under the ABN AMRO Revolving Credit Facility. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Credit Facilities Refinanced or Repaid in 2018

As part of our April 2018 refinancing, we refinanced our $302 million secured credit facility entered into in December 2014 with Nordea, DNB and DVB as lenders, several special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Nordea Samco Credit Facility”) for the refinancing of the DHT Europe, DHT China, DHT Amazon, DHT Redwood, DHT Sundarbans and DHT Taiga as well as the financing of the DHT Condor.  Borrowings initially bore interest at a rate equal to LIBOR + 2.50% and were repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. In July 2016, the credit facility was amended whereby the DHT Amazon and the DHT Europe were replaced by DHT Hawk, DHT Falcon and DHT Eagle and the quarterly installments changed to $5.8 million with a final payment of $190.4 million in December 2019. Subsequent to the repayment of $16.4 million in connection with the sale of the DHT Eagle in December 2017, the quarterly installments were $5.0 million with a final payment of $180.1 million in December 2019. The Nordea Samco Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea Samco Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The Nordea Samco Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The Nordea Samco Credit Facility also contained a covenant requiring that at all times the charter-free market value of the vessels that secured the Nordea Samco Credit Facility be no less than 135% of borrowings. The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $200,000 thousand, the value adjusted tangible net worth should be at least 25% of the value adjusted total assets and unencumbered consolidated cash should be at least the higher of (i) $20,000 thousand and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by one approved broker).

Also as part of our April 2018 refinancing, we refinanced our credit facility between and among ABN AMRO, DVB and Nordea as lenders, three special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “2014 ABN AMRO Credit Facility”) entered into in June 2014.  The borrowers were permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility.  The ABN AMRO Credit Facility was for a five-year term from the date of the first drawdown, but in any event the final maturity date would be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings bore interest at a rate equal to LIBOR + 2.60% and each tranche was repayable in 20 quarterly installments totaling approximately $2.0 million and a final payment of $31.3 million in the first quarter of 2021 and $60.2 million in the third quarter of 2021 (assuming no additional repayments discussed below). In addition, for the first three years, each of the three borrowers was required to make additional repayments of a variable amount equal to “free cash flow” in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow was defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The ABN AMRO Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the ABN AMRO Credit Facility be no less than 135% of borrowings.  The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth should be at least 25% of value adjusted total assets and unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Also as part of our April 2018 refinancing, we refinanced the Nordea/DNB Newbuilding Credit Facility, which allowed borrowings up to $82.5 million to fund the acquisition of two VLCCs to be constructed at HHI. The Nordea/DNB Newbuilding Credit Facility was between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Nordea/DNB Newbuilding Credit Facility”).  The Nordea/DNB Newbuilding Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances. Borrowings bore interest at a rate equal to LIBOR + 2.50% and were repayable in 20 quarterly installments of $1.0 million each commencing three months after drawdown and a final payment of $61.9 million at final maturity. The Nordea/DNB Newbuilding Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea/DNB Newbuilding Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Newbuilding Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The credit facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the Nordea/DNB Newbuilding Credit Facility be no less than 135% of borrowings.  The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

In December 2018, in connection with the sale of DHT Cathy and DHT Sophie, we repaid in full our $50.0 million credit facility entered into in October 2015 to fund the acquisitions of one of the VLCCs to be constructed at HHI, between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a special-purpose wholly owned vessel-owning subsidiary as borrower, and DHT Holdings as guarantor (the “Nordea/DNB Credit Facility”).  The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015. The Nordea/DNB Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Initial borrowings bore interest at a rate equal to LIBOR + 2.25% and was repayable in 10 semiannual installments of $0.6 million, each commencing three months after drawdown and a final payment of $37.5 million at final maturity. In September 2016, the remaining four vessels financed under the RBS Credit Facility (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the Nordea/DNB Credit Facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bore interest at a rate equal to LIBOR + 2.75% and were repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris and DHT Ann in 2017, the separate tranche was repayable in quarterly installments of $0.4 million with a final payment of $6.9 million in August 2019. The Nordea/DNB Credit Facility was secured by, among other things, a first-priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Nordea/DNB Credit Facility contained a covenant requiring that at all times the charter-free market value of the vessel that secured the Nordea/DNB Credit Facility be no less than 135% of borrowings. The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero. “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150 million aggregate principal amount of convertible senior notes due 2019 in a private placement to institutional accredited investors.  The net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses) were used, along with the net proceeds of the September 2014 registered direct offering of common stock and cash on hand, to fund the acquisition of shares in Samco. We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes due 2019 are convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes due 2019 was $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2019), subject to customary anti-dilution adjustments. The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 18, 2019, the conversion price is $6.1285 per share of common stock.  In 2017, we acquired in the open market $17.2 million in aggregate principal amount of our convertible senior notes due 2019 at an average price of 99.0% of par.  In August 2018, approximately $73.0 million of the convertible senior notes due 2019 were exchanged for approximately $80.3 million aggregate principal amount of the convertible senior notes due 2021. The repurchased convertible senior notes due 2019 have been cancelled and the subsequent aggregate principal amount outstanding is approximately $32.9 million.

Convertible Senior Notes due 2021

In August 2018, the company entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the company’s new 4.5% convertible senior notes due 2021 for gross proceeds of approximately $41.6 million and net proceeds of approximately $38.9 million (after placement agent expenses). The company also entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principle amount of the convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of the company’s new 4.5% convertible senior notes due 2021. Upon the completion of such private exchanges and private placement, the aggregate principal amount of convertible senior notes due 2021 outstanding was $125.0 million and the aggregate principal amount of convertible senior notes due 2019 outstanding was approximately $32.9 million. We pay interest at fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes due 2021 are convertible at the option of the holder and may be converted at any time prior to the business day immediately preceding the maturity date of the convertible senior notes due 2021 as specified in the 2021 Notes Indenture. Upon conversion, holders will receive shares of the company’s common stock. The initial conversion price for the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021), subject to customary anti-dilution adjustments. The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 18, 2019, the conversion price is $6.1285 per share of common stock.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2018, our long-term contractual obligations were as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt (1)	$147,167	$150,511	$224,138	$92,033	$258,180	$307,692	$1,179,722
Vessel upgrade (2)	$21,567	$1,079	$-	$-	$-	$-	$22,646
Total	168,734	151,590	224,138	92,033	258,180	307,692	1,202,368

(1)
Amounts shown include contractual installment and interest obligations on $469.6 million under the ABN Amro Credit Facility, $62.7 million under the Credit Agricole Credit Facility, $41.6 million under the Danish Ship Finance Credit Facility, $258.5 million under the Nordea BW VLCC Acquisition Credit Facility and $157.9 million under the convertible senior notes. The interest obligations have been determined using a LIBOR of 2.80% per annum plus margin. The interest on $469.6 million is LIBOR + 2.40%, the interest on $62.7 million is LIBOR + 2.19%, the interest on $41.6 million is LIBOR + 2.25%, the interest on $258.5 million is LIBOR + 2.40% and the interest on $157.9 million is 4.50%. Also, the nine floating-to-fixed interest rate swaps with a notional amount totaling $402.0 million pursuant to which we pay a fixed rate ranging from 2.8715% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR have been included. The interest on the balance outstanding is generally payable quarterly and in some cases semiannually. We have also included commitment fees for the undrawn $53.7 million ABN AMRO Revolving Credit Facility and the undrawn $45 million of the Nordea BW VLCC Acquisition Credit Facility.

(2)	Amounts shown include contractual obligations related to scrubber equipment only and are subject to changes in foreign exchange and installation expense.

Due to the uncertainty related to the market conditions for oil tankers we can provide no assurances that our cash flow from the operations of our vessels will be sufficient to cover our vessel operating expenses, vessel capital expenditures, including installments on our newbuildings ordered, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs, and any other working capital requirements for the short term.  Our longer-term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2018 by approximately $4.3 million based upon our debt level as of December 31, 2018.  There are no material changes in market risk exposures from 2017 to 2018.  The notional amount as of December 31, 2018 includes the $32.9 million principal amount of the convertible senior notes due 2019 which have a fixed interest rate of 4.50% and the $125.0 million principal amount of the convertible senior notes due 2021 which have a fixed interest rate of 4.50%.

As of December 31, 2018, we were party to nine floating-to-fixed interest rate swaps with a notional amount totaling $402.0 million pursuant to which we pay a fixed rate ranging from 2.8715% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR.  As of December 31, 2018, we recorded a liability of $5.7 million relating to the fair value of the swaps.  The change in fair value of the swaps in 2018 has been recognized in our income statement.  The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We use swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2018, included as Item 18 of this report.

Like most of the shipping industry, our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  The limited number of transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction.  Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.  Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income or vice versa if the U.S. dollar increases in value.

We hold cash and cash equivalents mainly in U.S. dollars.

OFF-BALANCE SHEET ARRANGEMENTS

We do not currently have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

SAFE HARBOR

Applicable to the extent the disclosures required by this Item 5. of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	63	Class III Director and Chairman
Einar Michael Steimler	70	Class II Director
Joseph H. Pyne	71	Class II Director
Anders Onarheim	59	Class III Director
Jeremy Kramer	57	Class I Director
Susan Reedy	45	Class I Director
Svein Moxnes Harfjeld	54	Co-Chief Executive Officer
Trygve P. Munthe	57	Co-Chief Executive Officer
Laila Cecilie Halvorsen	44	Chief Financial Officer

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

Joseph H. Pyne—Director. Mr. Joseph H. Pyne is the Chairman of Kirby Corporation and served as the Chief Executive Officer of Kirby from 1995 to April 29, 2014.  Mr. Pyne served as Executive Vice President from 1992 to 1995 and also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999.  He served at Northrop Services, Inc. and served as an Officer in the Navy.  He has been Executive Chairman of Kirby Corporation since April 2013 and its Director since 1988.  He is a director of the Genesee & Wyoming Railroad and serves as a Member of the Board of Trustees of the Webb Institute.  Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina.  Mr. Pyne is a resident and citizen of the U.S.

Anders Onarheim—Director.  Mr. Anders Onarheim has more than 30 years experience in capital markets, both in Norway and internationally. His experience includes 16 years at Carnegie Investment Bank in Norway, where he served as Managing Director and then CEO, as well as several years as Executive Director in the investment banking division of Goldman Sachs in London, and as Vice President of institutional sales at Merrill Lynch in New York and London. He has held a number of board directorships within both industrial companies and investment firms. Current directorships include North Energy ASA, Reach Subsea ASA and BW LPG. He holds a Master of Business Administration degree from Washington University of St. Louis where he graduated in 1986. Mr. Onarheim is a resident and citizen of Norway.

Jeremy Kramer—Director.  Mr. Jeremy Kramer is on the Board of Directors of Golar LNG Partners and serves on its Conflicts Committee.  He is also on the Board of Directors of 2020 Bulkers Ltd.  Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net-worth clients.  Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities.  Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund.  He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an MBA from Harvard University Graduate School of Business in 1988.  He graduated with a BA from Connecticut College in 1983. Mr. Kramer is a resident and citizen of the U.S.

Susan Reedy—Director.  Ms. Susan Reedy has over 17 years of corporate legal experience.  She is currently Head of Legal–Special Projects for BW Group and served as Deputy Managing Director & General Counsel of BW Ventures from 2011–2016.  Prior to that Ms. Reedy was an Associate counsel at Conyers, Dill & Pearman where she advised shipping and energy clients and prior to that was a Partner in the corporate department of Owen, Bird.  Ms. Reedy received her Juris Doctor and Bachelor of Arts degrees from the University of Victoria, Canada and studied international law at the University of Utrecht, Netherlands.  She is called to the Bar in Bermuda and Canada and has served on the Women’s Oil & Gas Council Committee as well as on the Boards of various private companies.  Ms. Reedy is a resident of Bermuda and citizen of Canada.

Svein Moxnes Harfjeld—Co-Chief Executive Officer.  Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010.  Mr. Harfjeld has over 25 years of experience in the shipping industry.  He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping.  Previously he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K.  He started his shipping career with The Torvald Klaveness Group.  Mr. Harfjeld is a citizen of Norway.

Trygve P. Munthe—Co-Chief Executive Officer.  Mr. Trygve P. Munthe joined DHT on September 1, 2010.  Mr. Munthe has over 30 years of experience in the shipping industry.  He was previously CEO of Western Bulk, President of Skaugen Petrotrans, Director of Arne Blystad AS and CFO of I.M. Skaugen.  Mr. Munthe is a citizen of Norway.

Laila Cecilie Halvorsen—Chief Financial Officer.  Ms. Laila Cecilie Halvorsen joined DHT in 2014 after 17 years at Western Bulk AS, where she served first as Accountant for 4 years, then as Finance Manager for 4 years and later as Group Accounting Manager for 9 years.  Ms. Halvorsen served as Chief Accountant & Controller of DHT from September 2014 until she was appointed CFO in June 2018.  Ms. Halvorsen has more than 20 years of experience in international accounting and shipping.  Ms. Halvorsen is a citizen of Norway.

B.            COMPENSATION

DIRECTORS’ COMPENSATION

During the year ending December 31, 2018, we paid the members of our board of directors aggregate cash compensation of $608,127. In addition, in March 2019, our directors were awarded an aggregate of 210,000 shares of restricted stock pursuant to the Plan. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

During the year ending December 31, 2018, we paid our executive officers aggregate cash compensation of approximately $3,381,370. An aggregate amount of approximately $135,505 was accrued on our executive officers’ behalf for pension and retirement benefits and an aggregate amount of approximately $66,390 was paid subject to certain savings agreements with a Norwegian life insurance company on behalf of our co-chief executive officers. These amounts have been translated from the Norwegian kroner at an exchange rate of 1 United States dollar to 8.1338 Norwegian kroner. In addition, in January 2019, our executive officers were awarded an aggregate of 440,000 shares of restricted stock for the year 2018 pursuant to the Plan with certain vesting conditions.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen that set forth their rights and obligations as our co-chief executive officers, in the case of Mr. Harfjeld and Mr. Munthe, and chief financial officer, in the case of Ms. Halvorsen.  Either the executive or the company may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

In the event that we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment other than for “cause” (as defined in each executive’s employment agreement), subject to the executive’s execution of certain employment termination agreements and the executive’s compliance with certain requests from us related to termination as well as with certain restrictive covenants, we will continue to pay such executive’s base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreements).  In the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control (as defined in each executive’s employment agreements) for good reason (as defined in each executive’s employment agreement), then we will continue to pay such executive officer his base monthly salary in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement).  In addition, in the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control for good reason, such executive will be entitled to 100% of his bonus (as provided for in each executive’s employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but not yet vested shares will vest immediately and become exercisable.

In the event that we terminate Ms. Halvorsen’s employment other than due to summary dismissal or reaching the company’s age limit, we will continue to pay her base salary through the first anniversary of such date of termination.  In the event that Ms. Halvorsen terminates her employment following a change of control (as defined in her employment agreement) as a consequence of the change in control, we will continue to pay her base salary through the first anniversary of such date of termination.

Pursuant to each executive’s employment agreement, each of Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen has agreed (i) to protect our confidential information and (ii) that during the term of the agreements, and for a period of one year following his or her termination, to abide by certain non-competition and non-solicitation restrictions.   Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment will fully and wholly be given to us.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Incentive Compensation Plan

We currently maintain one equity compensation plan, the 2016 Incentive Compensation Plan (the “Plan”).  The Plan was approved by our stockholders at our annual meeting on June 1, 2016.

The Plan was established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 2,900,000. The aggregate number of shares of our common stock that have been granted under the Plan is 2,292,002, which does not include shares with respect to non-vested awards.

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

For a description of the terms of the shares of restricted stock awarded under the Plan see, “Item 5. Operating and Financial Review and Prospects—Stock Compensation.”

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

Term of the Plan

No award may be granted under the Plan after June 1, 2019, the third anniversary of the date the Plan was approved by our stockholders.

C.            BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of six directors, five of whom are independent under the rules of the NYSE applicable to U.S. companies.  Ms. Susan Reedy is not independent under those rules solely because she is an employee of BW Group, which in 2017 engaged in the transaction with us described below under “Item 7.  Major Stockholders and Related Party Transactions.”  Notwithstanding that, as a foreign private issuer under the rules of the NYSE, we have elected to add Ms. Susan Reedy to our board’s compensation committee, as set forth below.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Mr. Erik Lind was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Joseph H. Pyne was initially appointed in September 2015.  Mr. Jeremy Kramer was initially elected in June 2017.  Ms. Susan Reedy was initially appointed in November 2017.  Mr. Anders Onarheim was initially elected in October 2018.  The term of our Class III directors, Mr. Lind and Mr. Onarheim, expires in 2021, the term of our Class I directors, Mr. Kramer and Ms. Reedy, expires in 2020 and the term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2019.  Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 1, 2016 and Mr. Lind was re-elected as our Class III director at our annual stockholders meeting on June 14, 2018.

Pursuant to the VAA, and in accordance with the Investor Rights Agreement between DHT and BW Group dated April 20, 2017 (the “IRA”),  Ms. Susan Reedy (Head of Legal—Special Projects of BW Group) and Mr. Anders Onarheim were designated by BW Group and appointed to the company’s board of directors. Additionally, Ms. Susan Reedy was appointed to the compensation committee and Mr. Anders Onarheim was appointed to the audit committee and the nominating and corporate governance committee.

BOARD COMMITTEES

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls); (ii) the integrity of our financial statements; (iii) our risk management systems and compliance with legal and regulatory requirements and ethical standards; (iv) significant financial transactions and financial policy and strategy; (v) the qualifications and independence of our outside auditors; (vi) the performance of our internal audit function; and (vii) the outside auditors’ annual audit of our financial statements.  Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K.  The members of the audit committee are Mr. Kramer (chairperson), Mr. Lind, Mr. Pyne and Mr. Onarheim.

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

The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of our board of directors in accordance with criteria approved by the board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman.  The members of the nominating and corporate governance committee are Mr. Lind (chairperson), Mr. Steimler, Mr. Pyne and Mr. Onarheim.

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

D.            EMPLOYEES

As of December 31, 2018, we had 17 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.            SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.”  See “Item 6.B.  Compensation” for a description of the company’s Incentive Compensation Plan under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 18, 2019.  We have one class of common stock outstanding with each outstanding share entitled to one vote.

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

	Number of Shares of Common Stock (1)	Percentage of Shares of Common Stock (2)
Owners of more than 5% of a class of our equity securities
BW Group (3)	51,572,416	36.3%
Wellington Management Group LLP (4)	9,435,055	6.6%
Dimensional Fund Advisors LP (5)	9,205,894	6.5%
Directors
Erik A. Lind	230,708	*
Einar Michael Steimler	242,220	*
Joseph H. Pyne	145,065	*
Anders Onarheim	-	-
Jeremy Kramer	370,080	*
Susan Reedy (6)	-	-
Executive Officers
Svein Moxnes Harfjeld	938,484	*
Trygve P. Munthe	1,049,150	*
Laila Cecilie Halvorsen	-	*
Directors and executive officers as a group (9 persons)	2,975,707	2.1%

*Less than 1%

(1)
Assumes conversion of all of the holder’s convertible senior notes at a conversion price of $6.1285 per share of common stock.  The conversion price of the convertible senior notes is subject to adjustments.  As a result, the number of shares of common stock issuable upon conversion of the convertible senior notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), using 142,235,435 shares of common stock issued and outstanding on March 18, 2019.

(3)
Based upon a Schedule 13D filed with the SEC on February 26, 2019 by BW Group, which at that date beneficially owned 51,572,416 shares of DHT (including the 15,700,000 shares of common stock issued upon the conversion of the Series D Preferred Stock) constituting 36.1% of the outstanding common stock of DHT.  All shares beneficially owned are shares of common stock.  All common shares issued to BW Group were issued pursuant to the VAA in connection with the acquisition of BW Group’s VLCC fleet. In addition, for the year 2017, BW Group was assigned 17,500 shares of restricted stock that were awarded under the Plan to Mr. Carsten Mortensen and Ms. Susan Reedy (after giving effect to the forfeiture of 22,500 shares of restricted stock in connection with the resignation of Mr. Mortensen in October 2018) pursuant to such directors’ employment arrangements with BW Group.  BW Group possesses the sole power to vote or direct the vote of 51,572,416 shares of DHT and the sole power to dispose or to direct the disposition of 51,572,416 shares of DHT.

(4)
Based upon a Schedule 13G filed with the SEC on February 12, 2019 by Wellington Management Group LLP (“Wellington”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. Wellington possesses shared power to vote or direct the vote of 7,825,820 shares of DHT and shared power to dispose or to direct the disposition of 9,435,055 shares of DHT.  All shares beneficially owned are shares of common stock.

(5)
Based upon a Schedule 13G filed with the SEC on February 8, 2019 by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts.  For purposes of the reporting requirements of the Exchange Act, Dimensional is deemed to be a beneficial owner of such shares; however, Dimensional expressly disclaims that it is, in fact, the beneficial owner of such shares.  Dimensional possesses the sole power to vote or direct the vote of 8,859,300 shares of DHT and the sole power to dispose or to direct the disposition of 9,205,894 shares of DHT.  All shares beneficially owned are shares of common stock.

(6)
For the year 2017, BW Group was assigned 17,500 shares of restricted stock that were awarded under the Plan to Mr. Carsten Mortensen and Ms. Susan Reedy (after giving effect to the forfeiture of 22,500 shares of restricted stock in connection with the resignation of Mr. Mortensen in October 2018) pursuant to such directors’ employment arrangements with BW Group.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of March 18, 2019, we had 25 shareholders of record, 20 of which were located in the U.S. and held an aggregate of 94,332,288 of our common shares, representing 66.3% of our outstanding common shares.  However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 94,310,650 of our common shares as of March 18, 2019.   Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

Investor Rights Agreement (“IRA”)

We have granted BW Group, as a significant minority investor in DHT, certain minority rights under the IRA. BW Group also agreed under the IRA to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder.

Standstill Obligations

The IRA imposes a standstill on BW Group, in effect until it no longer holds at least 25% of the total voting power of DHT capital stock (the period ending on such date, the “Standstill Period”).  The standstill, among other things, ensures that control over DHT resides with the board of directors during the Standstill Period.  During the Standstill Period, BW Group cannot take any of the following actions:

1.	Hold more than 45% of the total voting power of DHT capital stock;

2.	Solicit any proposal for a business combination or a sale of all or a substantial portion of the DHT assets;

3.	Participate in a proxy solicitation, or vote with or grant a proxy to any shareholder that undertakes a proxy solicitation from DHT shareholders;

4.	Participate in any “group” as defined under Section 13(d) of the Exchange Act (a “13D group”);

5.
Attempt to increase BW Group’s representation on our board of directors or otherwise change the composition of the DHT board of directors if inconsistent with the arrangements described below under the heading “—Minority Representation on Board of Directors and Committees”;

6.	Call special meetings of the shareholders; or

7.	Assist a third party with any of the foregoing prohibited actions.

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

Non-Coercive Offers

On October 20, 2018 (the “Fall Away Date”), BW Group held less than 35% of DHT’s issued and outstanding common stock. As a result, as of such date, notwithstanding the Standstill Period set forth above, BW Group and its controlled affiliates are permitted, after a minimum of 45 days of review, consultation and good faith negotiation with our board of directors, to make a “Non-Coercive Offer” to our shareholders. As defined in the IRA, a Non-Coercive Offer is an offer to acquire all of our outstanding common stock subject to certain parameters, including that such offer must (i) not be subject to any financing condition, (ii) comply with applicable securities laws, (iii) be for consideration that is in the form of cash or of shares of capital stock of an entity publicly traded on the NYSE or the NASDAQ Stock Market with an aggregate public float equal to or greater than that of our outstanding common stock (excluding shares held by BW Group, its controlled affiliates or any 13D group to which any of them belongs), or a combination thereof, (iv) be for a premium of at least 15% to the per share volume-weighted average price of shares of our common stock as displayed under the heading VWAP Bloomberg on Bloomberg (or, if Bloomberg ceases to publish such price, a successor service to be reasonably agreed) for the 10 trading days most recently ended immediately prior to the opening of the third trading day prior to the earliest of (X) the public announcement of such offer, (Y) the public announcement of an intention to commence such offer and (Z) the communication of such offer to our board of directors by BW Group, (v) be held open for a minimum of 45 days and (vi) include a minimum tender condition of at least 50% of our outstanding common stock not owned by BW Group, its controlled affiliates or any 13D group to which any of them belongs.

Shareholder Rights Plans

Until the end of the Standstill Period, we are not permitted to enter into any shareholder rights plan, rights agreement or any other “poison pill,” “proxy put” or other antitakeover arrangement (collectively, an “Arrangement”), if such Arrangement would restrict BW Group from engaging in any transaction, or taking any action, otherwise permitted by the Standstill exceptions as outlined in the IRA. Following the Standstill Period, until BW Group ceases to hold at least 10% of DHT common stock, we are not permitted to extend, declare or enter into any Arrangement that would restrict BW Group from consummating, or that would otherwise be triggered by, a Non-Coercive Offer by BW Group.

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

An exception to this rule applies to the extent that BW Group holds shares representing more than 35% of the total voting power of DHT capital stock.  For so long as BW Group holds more than 35% of the total voting power of DHT capital stock, it is permitted to vote the amount of its excess holdings above 35% in its sole discretion (subject to the standstill requirement that BW Group never hold more than 45% of the total voting power of DHT capital stock) during the Standstill Period.

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

Minority Investor Protections

The IRA also grants BW Group certain customary minority investor rights, including registration rights under applicable securities laws and approval rights over certain corporate actions, including engaging in new lines of business, taking actions to discriminate against BW Group in favor of other shareholders. These minority investor protections expire once BW Group no longer holds at least 25% of the voting power of the DHT capital stock.

Effective as of the Fall Away Date in accordance with the IRA, BW Group no longer has the approval rights previously provided for in the IRA with regard to any merger or other transaction resulting in a change of control of DHT, or a sale of all or substantially all of DHT’s assets or stock, if the per-share value of the consideration in such transaction received by the holders of common stock is less than the per-share value implied by the sale and purchase of the vessels under the VAA (i.e., $5.37 per share, subject to an annual uptick of 10%).

The above summary of the IRA does not purport to be complete and is qualified in its entirety by the IRA, a copy of which is incorporated by reference to this report.

B.            RELATED PARTY TRANSACTIONS

Pursuant to the VAA, DHT and BW Group agreed to enter into the IRA which granted BW Group with certain minority rights in DHT (see above for a summary of these rights). In 2017 and 2018, respectively, Ms. Susan Reedy (Head of Legal – Special Projects of BW Group) and Mr. Anders Onarheim were designated by BW Group and appointed to the DHT’s board of directors pursuant to the rights granted to BW Group in the IRA. For the year 2017, BW Group was assigned 19,500 shares of restricted stock that were awarded under the Plan to Mr. Carsten Mortensen and Ms. Susan Reedy (after giving effect to the forfeiture of 22,500 shares of restricted stock in connection with the resignation of Mr. Mortensen in October 2018), which vested with respect to 15,000 shares in February 2018 and with respect to 2,500 shares in February 2019, subject to certain service-based vesting conditions, and will vest with respect to 2,000 shares subject to certain market and service-based vesting conditions prior to February 8, 2021, and for the year 2018, BW Group was assigned 40,000 shares of restricted stock that were awarded under the Plan to Ms. Susan Reedy, which will vest subject to certain service-based vesting conditions in June 2020, in each case pursuant to such directors’ employment arrangements with BW Group.

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

Subsequent to DHT’s acquisition of the shares in Samco, the company owns 50% of Goodwood.  As of December 31, 2018, Goodwood is the technical manager for 24 of the company’s vessels.  In 2018, total technical management fees paid to Goodwood were $3.3 million.  In 2017, total technical management fees paid to Goodwood were $3.0 million.

Mr. Erik A. Lind, the chairman of our board of directors, is the group Chief Executive Officer and a director of Tufton Oceanic Finance Group Limited. In connection with the February 2014 Registered Direct Offering, we sold 1,352,800 shares of common stock to affiliates of Tufton Oceanic Finance Group Limited.  In connection with the September 2014 Registered Direct Offering, we sold 769,000 shares of common stock to affiliates of Tufton Oceanic Finance Group Limited. In connection with the private placement of $150 million aggregate principal amount of convertible senior notes due 2019 in September 2014, we sold convertible senior notes due 2019 amounting to $11,380,000 to affiliates of Tufton Oceanic Finance Group Limited. In August 2018, we entered into privately negotiated exchange agreements with certain holders of the convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principal amount of convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of convertible senior notes due 2021.  Such exchange agreements included an exchange agreement entered into with an affiliate of Tufton Oceanic Finance Group Limited to exchange approximately $1,500,000 aggregate principal amount of convertible senior notes due 2019 for approximately $1,650,000 aggregate principal amount of convertible senior notes due 2021.

Further, we have issued certain guarantees for certain of our subsidiaries. This mainly relates to our secured credit facilities, all of which which are entered into by special-purpose wholly owned vessel-owning subsidiaries as borrowers and guaranteed by DHT Holdings. A summary of these secured credit facilities can be found under “Item 5.  Operating and Financial Review and Prospects—Liquidity and Sources of Capital.”

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

Not applicable.

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

In November 2016, the company revised its capital allocation policy.  DHT intends to return at least 60% of its ordinary net income (adjusted for extraordinary items) to shareholders in the form of quarterly cash dividends and/or through repurchases of its securities.  Further, DHT intends to allocate surplus cash flow, after dividends and/or repurchases, to acquire ships or to be used for general corporate purposes.  The extent and allocation will depend on market conditions and other corporate considerations (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—we may not pay dividends in the future”).  DHT has applied its updated capital allocation policy starting with the fourth quarter of 2016.

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

The dividends paid related to the four quarters of 2014 amounted to $0.02, $0.02, $0.02 and $0.05 per common share, respectively.  The dividends paid related to the four quarters of 2015 amounted to $0.15, $0.15, $0.18 and $0.21 per share of common stock, respectively.  The dividends paid related to the four quarters of 2016 amounted to $0.25, $0.23, $0.02 and $0.08 per share of common stock, respectively.  The dividends paid related to the four quarters of 2017 amounted to $0.08, $0.02, $0.02 and $0.02 per share of common stock, respectively. The dividends paid related to the four quarters of 2018 amounted to $0.02, $0.02, $0.02 and $0.05 per share of common stock, respectively.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.  We do not expect to pay any income taxes in the Marshall Islands.  We also do not expect to pay any income taxes in the U.S.  Please see the sections of this report entitled “Item 10. E. Additional Information—Taxation.”

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2018, we had outstanding 142,700,046 shares of common stock.  As of March 18, 2019, we had 142,235,435 shares of common stock outstanding and no shares of any class of preferred stock.  As of December 31, 2018, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

In January 2017, our board of directors approved the repurchase through March 2018 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2017, the company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0% of the face amount.  In March 2018, our board of directors approved the repurchase through March 2019 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2018, we repurchased 1,228,440 shares of our common stock in the open market at an average price of $4.07 per share.  In March 2019, our board of directors approved the repurchase through March 2020 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws.  The repurchase program may be suspended or discontinued at any time.  Any shares of DHT common stock acquired by DHT will be available for reissuance.

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

Shareholder Rights Plan

On January 28, 2018, the Rights Plan and related preferred share purchase rights expired in accordance with their terms, and they have not been renewed or replaced. Our board of directors previously adopted the Rights Plan in January 2017 and declared a dividend of one preferred share purchase right for each outstanding share of common stock, par value $0.01 per share, of DHT to purchase from DHT one ten-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share, of DHT at a price of $22.00 per one ten-thousandth of a share of Series C Junior Participating Preferred Stock, subject to adjustment as provided in the rights agreement, dated as of January 29, 2017, as amended on April 20, 2017 (the “Rights Agreement”), between DHT and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a complete description of the Rights Plan, we encourage you to read the Rights Agreement, which is incorporated by reference herein.

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

Our amended and restated bylaws provide that no contract or transaction between us and a director, or one in which a director has a financial interest, is void or voidable solely for this reason, or solely because the director is present at or participates in a board of directors meeting or committee thereof which authorizes the contract or transaction, or solely because his or her vote is counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

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

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the BCA.  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S.  For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans.  While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.  The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands	Delaware
Stockholder Meetings
Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
May be held in or outside of the Marshall Islands	May be held in or outside of Delaware
Notice:	Notice:
•  Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

•  Whenever stockholders are required to take action at a meeting, a written notice of the meeting shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting
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
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference;
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Stockholder’s Derivative Actions
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

Other than the Executive Officer Employment Agreements, our charters, our ship management agreements with Goodwood and V.Ships, our guarantees for certain of our subsidiaries, the Danish Ship Finance Credit Facility, the Credit Agricole Credit Facility, the Nordea BW VLCC Acquisition Credit Facility, the 2018 ABN AMRO Credit Facility, the ABN Amro Revolving Credit Facility, the Nordea Samco Credit Facility, the 2014 ABN AMRO Credit Facility, the Nordea/DNB Newbuilding Credit Facility, the Nordea/DNB Credit Facility, the indentures, the Share Purchase Agreement, the HHI Agreements, the DSME Agreements and the VAA and IRA with BW Group, each of which is described above, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

D.            EXCHANGE CONTROLS

None.

E.            TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock and preferred stock.  This discussion does not purport to deal with the tax consequences to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock or preferred stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, certain U.S. expatriates, persons required to accelerate the recognition of any item of gross income with respect to debt securities as a result of such income being recognized on an applicable financial statement, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons required to recognize any item of gross income as a result of such income being recognized on an applicable financial statement, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

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

“U.S. source gross transportation income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S.  Except as discussed below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions.  Shipping income attributable to transportation exclusively between non-U.S. ports generally will not be subject to U.S. federal income tax.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% U.S. federal income tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the U.S.; and

2.	either:

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S., referred to as the “50% Ownership Test,” or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the U.S., referred to as the “Publicly Traded Test.”

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

We believe we satisfy the trading threshold test.  We also believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests.  However, even if we do not satisfy these tests in the future, both tests are deemed satisfied if our common stock is traded on an established securities market in the U.S. and is regularly quoted by dealers making a market in such stock.  Because our common stock is listed on the NYSE, we believe this is and will continue to be the case.

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

In order to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock (“5% Stockholders”), we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as having a 5% or more beneficial interest in our common stock.  In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2018, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

We believe that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business.  Such income would be “effectively connected” only if:

•	we had, or were considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source gross transportation income, and

•
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S.

We believe that we will not meet these conditions because we do not have, and we do not intend to have or permit circumstances that would result in our having, such a fixed place of business in the U.S. or any vessel sailing to or from the U.S. on a regularly scheduled basis.

Income attributable to transportation that both begins and ends in the U.S. is not subject to the tax rules described above.  Such income is subject to either a 30% gross-basis tax or to a U.S. federal corporate income tax on net income at a rate of 21% (and the branch profits tax described above).  Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the U.S. under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the U.S.  We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the U.S.

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder.”  For this purpose, a “U.S. Holder” means a beneficial owner of shares of our convertible senior notes or our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes:

•
is an individual who is a U.S. citizen or resident, a U.S. corporation (or other entity that is classified as a corporation for U.S. income tax purposes), an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has validly elected to be treated as a U.S. trust,

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

Interest on Our Convertible Senior Notes

Interest on a convertible senior note generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for U.S. federal income tax purposes.

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

Sale, Exchange, or Other Disposition of Our Convertible Senior Notes

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition (other than conversion of a convertible senior note, the U.S. federal income tax consequences of which are described under “—U.S. Federal Income Taxation of ‘U.S. Holders’—Treatment of the Conversion” below) of of our convertible senior notes in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition (other than amounts attributable to accrued and unpaid interest, which will generally be taxable to such U.S. Holder as ordinary income to the extent not previously included in income) and the U.S. Holder’s tax basis in such convertible senior notes.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of non-corporate U.S. Holders are generally eligible for a maximum 20% preferential tax rate.  A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

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

Distributions on Our Common Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles (“E&P”).  Distributions in excess of such E&P will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock (determined separately for each share) on a dollar-for-dollar basis and thereafter as capital gain.  U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.  Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20% provided that (i) our common stock is readily tradable on an established securities market in the U.S. (such as the NYSE), which we expect to be the case; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us.  If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of the amount of such dividend.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

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

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes.  In particular, U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either:

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

If we are a PFIC for any taxable year during which a U.S. Holder owns our common stock, such U.S. Holder will, for any taxable year during which we are treated as a PFIC, generally be required to file IRS Form 8621 with his or her U.S. federal income tax return to report his or her ownership of our common stock if the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds.  U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

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

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, which such U.S. Holder is referred to as an “Electing Holder,” the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  Any such income inclusions would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above.  The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P.  Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed.  An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return.  If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above.  Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC not Making a Timely QEF or ‘Mark-to-Market’ Election.”  If we are a PFIC during a year in which a U.S. Holder holds our convertible senior notes, and then the U.S. Holder makes a QEF election upon converting the convertible senior notes into shares, the U.S Holder may be treated for these purposes as holding our stock prior to the conversion, and accordingly, may be subject to the tax consequences described in that section.

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

Taxation of U.S. Holders of a PFIC Not Making a Timely QEF or “Mark-to-Market” Election

Finally, if we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder,” would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

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

Interest on our Convertible Senior Notes and Distributions on our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on interest received from us with respect to our convertible senior notes or distributions received from us with respect to our common stock, unless that interest or dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.  If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those interest or dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.  This paragraph also applies to any constructive distributions described under “—U.S. Federal Income Taxation of ‘U.S. Holders’—Constructive Distributions” above, and any stock you receive in respect of accrued and unpaid interest upon the conversion of our convertible senior notes.

Sale, Exchange or Other Taxable Disposition of our Convertible Senior Notes or Our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our convertible senior notes or our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.); or

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

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

Tax Return Disclosure Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold certain specified foreign financial assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions).  Stock and notes of a non-U.S. corporation, including our convertible senior notes and our common stock, are specified foreign financial assets for this purpose.  Substantial penalties apply for failure to properly complete and file Form 8938.  You are encouraged to consult your own tax advisor regarding the filing of this form.

Backup Withholding and Information Reporting

In general, interest and dividend payments (or other taxable distributions) and proceeds from the disposition of our convertible senior notes or our common stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder.  Such payments may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

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

If you are a Non-U.S. Holder and you sell our convertible senior notes or our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption.  If you sell our convertible senior notes or our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements and, depending on the circumstances, backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the U.S., if you sell our convertible senior notes or our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the U.S.  However, such information reporting requirements or backup withholding will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax.  Rather, you generally may obtain a credit or refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

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

We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the SEC.  Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at 100 F Street, N.E., Washington, D.C.  20549.  Copies of such information may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2018 by approximately $4.3 million based upon our debt level as of December 31, 2018 ($6.2 million in 2017).  We have only immaterial currency risk since all income and all vessel expenses are in U.S. dollars.

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

A.            DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the fiscal year ended December 31, 2018 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Based on this evaluation, our co-chief executive officers and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2018.

B.            MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2018.

REMEDIATION OF PRIOR YEAR MATERIAL WEAKNESSES

We previously identified and disclosed in our Form 20-F for the year ended December 31, 2017, a material weakness in our internal control over financial reporting. Specifically, the controls related to the review of the Consolidated Statements of Cash Flow and the classification and presentation of cash flows for a certain type of non-routine transaction was not designed effectively. The enhanced control put in place by management during the year ended December 31, 2018 has operated effectively for a sufficient period of time to conclude that the material weakness was remediated as of December 31, 2018.

C.            ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte AS, an independent registered public accounting firm, and their report, which appears in Item 18 on pages F-2 and F-3.

D.            CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our Co-Chief Executive Officers (our principal executive officer) and Chief Financial Officer (our principal accounting officer).  In December 2018, we revised our Code of Business Conduct and Ethics to clarify our policy regarding unfair-dealing practices, record-keeping and retention and use of company property. We have posted this Code of Ethics to our website at www.dhtankers.com, where it is publicly available.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Deloitte AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2018 and 2017.

Fees	2018	2017
Audit Fees (1)	$537,733	$584,109
Audit-Related Fees (2)	53,826	79,527
Tax Fees	-	16,500
All Other Fees	-	-
Total	$591,559	$680,136

(1)
Audit fees for 2018 and 2017 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2018 and 2017, respectively.

(2)
Audit-related fees for 2018 consisted of $53,826 in respect of quarterly limited reviews. Audit-related fees for 2017 consisted of $49,703 in respect of quarterly limited reviews and $29,824 related to other services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2018.

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

Compensation Committee

NYSE Rule 303A.05 requires that a listed U.S. company have a compensation committee composed entirely of independent directors. Our compensation committee is composed of three independent directors and one non-independent director. The non-independent director, Ms. Reedy, is deemed to not be independent pursuant to NYSE Rule 303A.02(b)(v), which states that a director is not independent if: “The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.” In 2017, pursuant to the VAA, BW Group (which employs Ms. Reedy) received payments from DHT in excess of the amounts listed in NYSE Rule 303A.02(b)(v). The DHT board of directors has determined that, if not for NYSE Rule 303A.02(b)(v), Ms. Reedy would otherwise be independent.

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

1.2
Amended and Restated Bylaws of DHT Holdings, Inc. (incorporated by reference to Exhibit 1.2 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2017, Commission File Number 001-32640).

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

4.1.4
2014 ABN AMRO Credit Facility (incorporated by reference to Exhibit 4.1.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

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

4.1.12	2018 ABN AMRO Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of May 2018, Commission File Number 001-32640).
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

4.2.3
Second Supplemental Indenture to the Base Indenture between DHT Holdings, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of Current Report on Form 6-K of DHT Holdings, Inc. for the month of August 2018, Commission File Number 001-32640).

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

4.6	Employment Agreement of Svein Moxnes Harfjeld with DHT Management PTE. Ltd.
4.7	Employment Agreement of Trygve P. Munthe with DHT Management PTE. Ltd.
4.8	Employment Agreement of Laila Cecilie Halvorsen with DHT Management AS.
4.9	Form of Indemnification Agreement
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

4.14	2016 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No 333-213686) with the SEC on September 16, 2016, and incorporated herein by reference).
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
23.1	Consent of Deloitte AS.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 28, 2019	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

Date: March 28, 2019	By:	/s/ Trygve P. Munthe
		Name:	Trygve P. Munthe
		Title:	Co-Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS
DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of DHT Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flow for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 28, 2019

We have served as the Company’s auditor since 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of DHT Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 28, 2019, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte AS

Oslo, Norway
March 28, 2019

DHT Holdings, Inc.
Consolidated Statement of Financial Position as of December 31

(Dollars in thousands)	Note	2018	2017

ASSETS	Note
Current assets
Cash and cash equivalents	8,9	$94,944	$77,292
Accounts receivable and accrued revenues	8	60,196	42,212
Capitalized voyage expenses	2	1,633	-
Prepaid expenses		4,338	3,197
Bunkers, lube oils and consumables		32,212	23,675
Asset held for sale	6	-	20,762
Total current assets		$193,323	$167,137

Non-current assets
Vessels and time charter contracts	6	1,665,810	1,444,146
Advances for vessels under construction	6	-	114,759
Other property, plant and equipment		335	464
Investment in associate company	15	4,388	3,992
Total non-current assets		$1,670,533	$1,563,360

Total assets		$1,863,856	$1,730,497

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	7	28,634	17,427
Derivative financial liabilities	8	1,250	545
Current portion long-term debt	8,9	93,815	65,053
Total current liabilities		$123,699	$83,026

Non-current liabilities
Long-term debt	8,9	873,460	721,151
Derivative financial liabilities	8	4,486	-
Other non-current liabilities		542	428
Total non-current liabilities		$878,489	$721,579

Total liabilities		$1,002,188	$804,605

Stockholders’ equity
Common stock at par value	10	1,427	1,424
Additional paid-in capital		1,145,107	1,140,794
Treasury shares		(1,364)	-
Accumulated deficit		(285,383)	(222,087)
Translation differences		32	85
Other reserves		1,848	5,676
Total stockholders’ equity		$861,668	$925,892

Total liabilities and stockholders’ equity		$1,863,856	$1,730,497

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands, except share and per share amounts)	Note	2018	2017	2016

Shipping revenues	4	$375,941	$355,052	$356,010

Operating expenses
Voyage expenses		(161,891)	(113,301)	(65,349)
Vessel operating expenses		(75,800)	(72,431)	(61,855)
Depreciation and amortization	6	(103,476)	(96,758)	(84,340)
Impairment charges	6	(3,500)	(8,540)	(84,700)
Profit/(loss), sale of vessel		75	(3,540)	138
General and administrative expense	11	(15,052)	(17,180)	(19,391)
Total operating expenses		$(359,644)	$(311,749)	$(315,496)

Operating income		$16,297	$43,303	$40,514

Share of profit from associated companies	15	858	802	649
Interest income		345	140	66
Interest expense		(54,211)	(40,109)	(35,070)
Fair value gain/(loss) on derivative financial liabilities		(5,191)	2,154	3,235
Other financial (expense)/income		(4,943)	443	(40)
Profit/(loss) before tax		$(46,845)	$6,733	$9,354

Income tax expense	14	(83)	(131)	(95)
Profit/(loss) for the year		$(46,927)	$6,602	$9,260
Attributable to the owners of parent		$(46,927)	$6,602	$9,260

Basic net income/(loss) per share		$(0.33)	$0.05	$0.10
Diluted net income/(loss) per share		$(0.33)	$0.05	$0.10

Weighted average number of shares (basic)	5	143,429,610	124,536,338	93,382,757
Weighted average number of shares (diluted)	5	143,434,921	124,536,338	93,389,610

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands)	Note	2018	2017	2016

Profit/(loss) for the year		$(46,927)	$6,602	$9,260
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation/(loss) net of tax	13	(148)	(166)	(49)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		(53)	193	28
Total comprehensive income/(loss) for the period net of tax		$(47,128)	$6,628	$9,239

Attributable to the owners of parent		$(47,128)	$6,628	$9,239

The footnotes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

		Common Stock
				Paid-in
(Dollars in thousands, except per share data)				Additional	Treasury	Accumulated	Translation	Other	Total
		Shares	Amount	Capital	Shares	Deficit	Differences	Reserves*	Equity
Balance at January 1, 2016		92,909,936	$929	$878,236	$-	$(147,945)	$(232)	$6,904	$737,893
Profit for the year		-	-	-	-	9,260	-	-	9,260
Other comprehensive income		-	-	-	-	(49)	28	-	(20)
Total comprehensive income		-	-	-	-	9,211	28	-	9,239
Cash dividends declared and paid	10	-	-	-	-	(66,365)	-	-	(66,365)
Purchase of treasury shares		(359,831)	(4)	(2,027)	-	-	-	-	(2,031)
Purchase of convertible bonds		-	-	(1,090)	-	-	-	-	(1,090)
Compensation related to options and restricted stock	11	883,699	9	5,978	-	-	-	1,378	7,365
Balance at December 31, 2016		93,433,804	$934	$881,097	$-	$(205,099)	$(203)	$8,283	$685,011

Balance at January 1, 2017		93,433,804	$934	$881,097	$-	$(205,099)	$(203)	$8,283	$685,011
Profit for the year		-	-	-	-	6,602	-	-	6,602
Other comprehensive income		-	-	-	-	(166)	193	-	27
Total comprehensive income		-	-	-	-	6,435	193	-	6,628
Adjustment		-	-	-	-	(95)	95	-	-
Cash dividends declared and paid	10	-	-	-	-	(23,328)	-	-	(23,328)
Issuance of stock		47,724,395	477	254,367	-	-	-	-	254,845
Purchase of convertible bonds		-	-	(2,213)	-	-	-	-	(2,213)
Compensation related to options and restricted stock	11	1,259,208	13	7,543	-	-	-	(2,607)	4,948
Balance at December 31, 2017		142,417,407	$1,424	$1,140,794	$-	$(222,087)	$85	$5,676	$925,892

Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$-	$(222,087)	$85	$5,676	$925,892
Impact of transition of IFRS 15	2	-	-	-	-	(4,734)	-	-	(4,734)
Balance at January 1, 2018		142,417,407	1,424	1,140,794	-	(226,821)	85	5,676	921,158
Loss for the year		-	-	-	-	(46,927)	-	-	(46,927)
Other comprehensive income/(loss)		-	-	-	-	(148)	(53)	-	(201)
Total comprehensive income/(loss)		-	-	-	-	(47,075)	(53)	-	(47,128)
Cash dividends declared and paid	10	-	-	-	-	(11,487)	-	-	(11,487)
Purchase of treasury shares		-	-	-	(5,026)	-	-	-	(5,026)
Retirement of treasure shares		(892,497)	(9)	(3,654)	3,662	-	-	-	-
Issuance of convertible bonds		-	-	3,165	-	-	-	-	3,165
Purchase of convertible bonds		-	-	(1,613)	-	-	-	-	(1,613)
Compensation related to options and restricted stock	11	1,175,136	12	6,414	-	-	-	(3,827)	2,599
Balance at December 31, 2018		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$861,667

The footnotes are an integral part of these consolidated financial statements

*Other reserves are related to share-based payments.

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31	December 31	December 31
(Dollars in thousands)	Note	2018	2017	2016

Cash flows from operating activities:
Profit/(loss) for the year		$(46,927)	$6,602	$9,260
Items included in net income not affecting cash flows:
Depreciation and amortization	6	103,476	96,758	84,340
Impairment charges	6	3,500	8,540	84,700
Amortization of upfront fees		11,559	7,375	7,997
(Profit)/loss, sale of vessel		(75)	3,540	(138)
Fair value (gain)/loss on derivative financial liabilities	8	5,191	(2,154)	(3,235)
Compensation related to options and restricted stock	11	2,599	4,948	7,365
(Gain)/loss purchase of convertible bond		3,589	(1,035)	-
Share of profit in associated companies	15	(858)	(802)	(649)
Unrealized currency translation (gains)/losses		-	-	(255)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(25,421)	(9,869)	7,751
Capitalized voyage expenses	2	255	-	-
Prepaid expenses	8	(1,141)	430	(1,087)
Accounts payable and accrued expenses	7	8,234	5,407	(1,557)
Deferred shipping revenues		-	(2,154)	(1,422)
Bunkers, lube oils and consumables		(9,994)	(15,769)	938
Net cash provided by operating activities		$53,985	$101,817	$194,008

Cash flows from investing activities:
Investment in vessels	6	(11,845)	(165,649)	(13,260)
Investment in vessels under constuction	6	(223,033)	(132,536)	(222,104)
Proceeds from sale of vessels		46,393	111,418	22,233
Dividend received from associated company		409	415	242
Investment in property, plant and equipment		(88)	(193)	(144)
Net cash used in investing activities		$(188,165)	$(186,545)	$(213,033)

Cash flows from financing activities
Cash dividends paid	10	(11,487)	(23,328)	(66,365)
Issuance of long-term debt	8,9	577,685	200,452	219,248
Purchase of treasury shares		(5,026)	-	(2,031)
Issuance of convertible bonds	9	38,945	-	-
Purchase of convertible bonds	9	-	(17,104)	(25,334)
Repayment of long-term debt	8,9	(448,285)	(107,295)	(163,972)
Net cash provided by/(used in) financing activities		$151,832	$52,725	$(38,454)

Net increase/(decrease) in cash and cash equivalents		17,652	(32,003)	(57,480)
Cash and cash equivalents at beginning of period		77,292	109,295	166,775
Cash and cash equivalents at end of period	8,9	$94,944	$77,292	$109,295

Specification of items included in operating activities:
Interest paid		40,040	32,253	27,539
Interest received		345	140	66

The footnotes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements for year ended December 31, 2018, 2017 and 2016

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange.  The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

DHT Maritime, Inc. (formerly Double Hull Tankers, Inc.) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”).  In October 2005, DHT Maritime, Inc. completed its initial public offering.  During the first half of 2007, OSG sold all of its common stock of the DHT Maritime, Inc.  Subsequent to a corporate restructuring in March 2010, DHT Maritime, Inc. was a wholly owned subsidiary of DHT until it was dissolved November 2018.

The Company has 35 material wholly owned subsidiaries of which 24 are Marshall Island companies, seven are Cayman Islands companies, three are Singapore companies and one is a Norwegian company.  Twenty of the Marshall Islands subsidiaries and the seven Cayman Island subsidiaries are vessel-owning companies (the “Vessel Subsidiaries”).   The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2018 our fleet consisted of 27 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt.”  Our fleet principally operates on international routes and had a combined carrying capacity of 8,360,850 dwt.

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

Capitalized scrubber costs are depreciated on a straight-line basis from the time of installation of the equiptment to the end of the estimated useful life.

Vessels under construction - pre-delivery installments

The initial pre-delivery installments made for vessels ordered in 2017 have been recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets.  No vessels were ordered in 2016 or 2018.  Vessels under construction are presented at cost less identified impairment losses, if any.  Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

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

Revenue and expense recognition

The Company recognizes revenue from the following major sources:

●	Revenue from time charters

●	Revenue from spot charters

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized on a straight-line basis over the rental periods of such charters.  Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term.

Effective from January 1, 2018, the Company adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a product or service to a customer.

For vessels operating on spot charters, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis.

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfilment cost under IFRS 15. To recognize costs incurred to fulfil a contract as an asset, the following criteria shall be met; (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The impact on the Company’s consolidated financial statements are described below.

Time charters continue to be accounted as operating leases in accordance with IAS 17 and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

Vessel expenses are expensed when incurred and include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

The Company has entered into time charters where the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid either monthly, quarterly or semi-annually in arrears and recognized as revenue in the period in which the revenue recognition criteria in accordance with IAS 17 was met.

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

The Norwegian management company, DHT Management AS, is subject to taxation in Norway and the companies in Singapore, DHT Ship Management (Singapore) Pte. Ltd., DHT Chartering (Singapore) Pte. Ltd. and DHT Management Pte. Ltd., are subject to taxation in Singapore.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Areas where significant estimates have been applied are:

●
Depreciation: As described above, the Company reviews estimated useful lives and residual values each year.  Estimated useful lives may change due to changed end-user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements.  In addition, residual value may vary due to changes in market prices on scrap. The estimated depreciation period applied to the scrubbers is based on expected future economic life. The scrubbers, are fitted to meet requirements of the IMO Sulphur Cap that will be implemented from January 1, 2020 and they are expected to have a life of three years from that date.

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

Acquisition of 11 VLCCs from BW Group

In March 2017, the Company entered into a Vessel Acquisition Agreement (“VAA”) with BW Group Limited (“BW Group”) providing for the acquisition of BW’s VLCC fleet. The fleet consisted of 11 VLCCs, including two newbuildings. All nine vessels in the water were delivered to DHT during the second quarter of 2017 and the two newbuildings were delivered to DHT during the second quarter of 2018. The vessels were delivered without contracts, except for one time-charter agreement lasting for a limited period of time. Ship management was transferred to our associate Goodwood Ship Management Pte Ltd using the same strategy as used for the rest of the DHT fleet. One vessel had a short term ship management agreement with BW Group until the time-charter agreement expired. None of the other vessels had any open contracts associated with them at the time of delivery to DHT. No employees were transferred to DHT as part of the VAA. On evaluation of the facts and circumstances of the acquisition, management concluded that the acquisition from BW Group did not constitute a business combination (as defined in IFRS 3 Business Combinations), and as such, treated the acquisition of the 11 VLCCs as an asset acquisition in accordance with IAS 16 Property, Plant and Equipment.

Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2018.

Adoption of IFRS 9 Financial Instruments

In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9  Financial Instruments (as revised in 2014), which contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology and c) general hedge accounting. IFRS 9 (as revised in 2014) superseded IAS 39 Financial Instruments: Recognition and Measurement effective January 1, 2018.

Key requirements of IFRS 9:

The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. In relation to the impairment of financial assets, IFRS 9 uses an expected credit loss model that requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. The standard also requires financial liabilities to be classified as either at fair value through profit or loss or at amortized cost. IFRS 9 also introduced a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The company does not apply hedge accounting on its interest rate swaps in relation to its floating rate debt.

The application of IFRS 9 Financial Instruments did not have a material impact on the Company’s consolidated financial statements.

Adoption of IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

For vessel operating on spot charters, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment cost under IFRS 15. To recognize cost incurred to fulfil a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the cost generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered.

Time charters continue to be accounted as operating lease in accordance with IAS 17 and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

The cumulative effect of the adjustments made to our consolidated statement of financial position at January 1, 2018 from the adoption of IFRS 15 Revenue from Contracts with Customers was as follows:

Condensed consolidated statement of financial position
(Dollars in thousands)	Balance at December 31, 2017	Adjustments due to IFRS 15	Balance at January 1, 2018
Assets
Accounts receivable and accrued revenues	42,212	(7,437)	34,775
Capitalized voyage expenses	-	1,888	1,888
Liabilities
Accounts payable and accrued expenses	17,427	(815)	16,613
Stockholders’ equity
Accumulated deficit	(222,087)	(4,734)	(226,821)

The impact of the adoption of IFRS 15 Revenue from Contracts with Customers on our consolidated statement of financial position as of December 31, 2018, consolidated income statement and consolidated statement of cash flow were as follows:

Condensed consolidated statement of financial position
	Balance as of December 31, 2018
	As reported	Adjustments due to IFRS 15	Balance without adoption of IFRS 15
Assets
Accounts receivable and accrued revenues	60,196	8,271	68,467
Capitalized voyage expenses	1,633	(1,633)	0
Liabilities
Accounts payable and accrued expenses	28,634	602	29,236
Stockholders’ equity
Accumulated deficit	(285,383)	6,036	(279,347)

Condensed consolidated income statement 2018

(Dollars in thousands)	As reported	Adjustments due to IFRS 15	Without adoption of IFRS 15
Shipping revenues	375,941	834	376,776
Voyage expenses	(161,891)	468	(161,423)
Profit/(loss) for the year	(46,927)	1,302	(45,625)

Condensed consolidated statement of cash flow 2018

(Dollars in thousands)	As reported	Adjustments due to IFRS 15	Without adoption of IFRS 15
Profit/(loss) for the year	(46,927)	1,302	(45,625)
Accounts receivable and accrued revenues	(25,421)	(834)	(26,255)
Capitalized voyage expenses	255	(255)	(0)
Accounts payable and accrued expenses	8,234	(213)	8,021
Net cash provided by operating activities	53,985	(0)	53,985

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was $1.6 million as per December 31, 2018. During the twelve months of 2018, $1.5 million was amortized and no impairment losses were recognized in the period.

IFRS 15 requires disclosure of the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period and an explanation of when an entity expects to recognize these amounts as revenue. We have applied the practical expedient related to performance obligations with reference to IFRS 15:121(a), as the original expected duration of the underlying contract is one year or less. Consequently, no disclosure is presented in the notes to the consolidated financial statements.

According to IFRS 15:114 an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. DHT’s business is to operate a fleet of crude oil tankers and management has organized the entity as one segment based upon on the service provided. Consequently, the Company does not disaggregate revenue recognized from contracts with customers.

(b) New and revised IFRSs that are not mandatorily effective (but allow early application) for the year ending December 31, 2018.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

○	IFRS 16 Leases
○	Amendments to IFRS 9 Prepayment Features with Negative Compensation
○	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures
○	Annual Improvements to IFRS Standards 2015-2017 Cycle, Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs
○	Amendments to IAS 19 Employee Benefits, Plan Amendment, Curtailments or Settlements
○	IFRS 10 Consolidated Financial Statements and IAS 28 (amendments), Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
○	IFRIC 23 Uncertainty over Income Tax Treatments

IFRS 16 Leases

IFRS 16 Leases introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede the current lease guidance, including IAS 17 Leases and the related interpretations when it becomes effective. The Company will adopt the standard on January 1, 2019 by using the modified retrospective method.

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

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. As at December 31, 2018, the Company does not have any bareboat charters or pool arrangements. Voyage charters are not likely to meet the new definition, as the charterer typically does not have the right to direct the use of the vessel and similarly, contracts of affreightment are unlikely to meet the definition of a lease, since they are contracts for the provision of a service rather than the use of an identified asset. The implementation of IFRS 16 will not have a material impact on the Company’s consolidated financial statements. The Company will recognize a lease liability and a corresponding lease asset of $1.5 million related to the two office rental contracts in Singapore and Norway that fall within the definition of a lease in accordance with IFRS 16. There will be no transition effect on the opening balance of equity.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

The amendments to IFRS 9 clarify that for the purpose of assessing whether a prepayment feature meets the SPPI condition, the party exercising the option may pay or receive reasonable compensation for the prepayment irrespective of the reason for prepayment. In other words, prepayment features with negative compensation do not automatically fail SPPI.

The amendment applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. There are specific transition provisions depending on when the amendments are first applied, relative to the initial application of IFRS 9.

The Company does not anticipate that the application of the amendments in the future will have a significant impact on the Company’s consolidated financial statements.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

The amendment clarifies that IFRS 9, including its impairment requirements, applies to long‑term interests. Furthermore, in applying IFRS 9 to long‑term interests, an entity does not take into account adjustments to their carrying amount required by IAS 28 (i.e., adjustments to the carrying amount of long‑term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

The amendments apply retrospectively to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. Specific transition provisions apply depending on whether the first‑time application of the amendments coincides with that of IFRS 9.

The Company does not anticipate that the application of the amendments in the future will have a significant impact on the Company’s consolidated financial statements.

Annual Improvements to IFRS Standards 2015-2017 Cycle Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs

The Annual Improvements include amendments to four Standards.

IAS Income Taxes
The amendments clarify that an entity should recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised the transactions that generated the distributable profits. This is the case irrespective of whether different tax rates apply to distributed and undistributed profits.

IAS 23 Borrowing Costs
The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

IFRS 3 Business Combinations
The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, the entity applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest (PHI) in the joint operation at fair value. The PHI to be remeasured includes any unrecognised assets, liabilities and goodwill relating to the joint operation.

IFRS 11 Joint Arrangements
The amendments to IFRS 11 clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business obtains joint control of such a joint operation, the entity does not remeasure its PHI in the joint operation.

All the amendments are effective for annual periods beginning on or after January 1, 2019 and generally require prospective application. Earlier application is permitted.

The Company does not anticipate that the application of the annual improvements in the future will have a significant impact on the Company’s consolidated financial statements.

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

The amendments clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered and plan assets before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 is now clear that the change in the effect of the asset ceiling that may result from the plan amendment (or curtailment or settlement) is determined in a second step and is recognised in the normal manner in other comprehensive income.

The paragraphs that relate to measuring the current service cost and the net interest on the net defined benefit liability (asset) have also been amended. An entity will now be required to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. In the case of the net interest, the amendments make it clear that for the period post plan amendment, the net interest is calculated by multiplying the net defined benefit liability (asset) as remeasured under
IAS 19.99 with the discount rate used in the remeasurement (also taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset)).

The amendments are applied prospectively. They apply only to plan amendments, curtailments or settlements that occur on or after the beginning of the annual period in which the amendments to IAS 19 are first applied. The amendments to IAS 19 must be applied to annual periods beginning on or after January 1, 2019, but they can be applied earlier if an entity elects to do so.

The Company does not anticipate that the application of the amendments in the future will have a significant impact on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted.

The Company does not anticipate that the application of the amendments in the future will have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 sets out how the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

(i)	Determine whether uncertain tax positions are assessed separately or as a group; and

(ii)	Assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

-	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.

-	If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparative retrospectively or prospectively.

The Company does not anticipate that the application of IFRIC 23 will have a significant impact on the Company’s consolidated financial statements.

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

Entity-wide disclosures:

Information about major customers:

As of December 31, 2018, the Company had 27 vessels in operation of which five were on time charters and 22 were vessels operating in the spot market.

For the period from January 1, 2018 to December 31, 2018, five customers represented $76,015 thousand, $38,408 thousand, $19,269 thousand, 18,692 thousand and $18,679 thousand, respectively, of the Company’s revenues.
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

Note 4 − Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2018	2017	2016
Time charter revenues*	$64,462	$100,310	$118,997
Voyage charter revenues**	311,480	254,742	234,646
Other shipping revenues	-	-	2,366
Shipping revenues	$375,941	$355,052	$356,010

*Revenue in accordance with IAS 17 Leases
**2018 revenue is presented in accordance with IFRS 15 Revenue from Contracts with Customers.  The comparative information has not been restated.

The following summarizes the Company’s vessel employment as of December 31, 2018:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q4 2021
DHT Bauhinia	Spot
DHT Bronco	Spot
DHT China	Time charter with profit sharing	Q2 2021
DHT Colt	Spot
DHT Condor	Spot
DHT Edelweiss	Time charter with profit sharing	Q1 2019
DHT Europe	Time charter with profit sharing	Q1 2022
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Lake	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Time charter with profit sharing	Q1 2019
DHT Mustang	Spot
DHT Opal	Spot
DHT Panther	Spot
DHT Peony	Spot
DHT Puma	Spot
DHT Raven	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Stallion	Spot
DHT Sundarbans	Spot
DHT Taiga	Spot
DHT Tiger	Spot

Future charter payments:

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

(Dollar in thousands)
Year	Amount
2019	34,044
2020	36,837
2021	26,293
2022	154
2023	-
Thereafter	-
Net charter payments:	$97,327

Any extension periods, unless already exercised as of December 31, 2018, are not included.  Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel.  In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Contract balances:
Contract balances and related disclosures have been included in the following places in the notes to the Company’s consolidated financial statements:

Note
Accounts receivable and accrued revenues	note 8,9
Capitalized voyage expense	note 2

Deferred Shipping Revenues:

Deferred shipping revenues relates to next month charter hire payment paid in advance. No deferred shipping revenues were included as of December 31, 2018 or as of December 31, 2017.

Concentration of risk:

As of December 31, 2018, five of the Company’s 27 vessels were chartered to four different counterparties and 22 vessels were operated in the spot market. As of December 31, 2017, six of the Company’s 26 vessels were chartered to four different counterparties and 20 vessels were operated in the spot market. As of December 31, 2016, nine of the Company’s 21 vessels were chartered to five different counterparties and 12 vessels were operated in the spot market.  The Company believes that the concentration of risk is limited and can be adequately monitored.

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

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2018	2017	2016
Profit/loss for the period used for calculation of EPS - basic	$(46,927)	$6,602	$9,260
Profit/loss for the period used for calculation of EPS – dilutive	$(46,927)	$6,602	$9,260

Basic earnings per share:
Weighted average shares outstanding – basic	143,429,610	124,536,338	93,382,757

Diluted earnings per share:
Weighted average shares outstanding – basic	143,429,610	124,536,338	93,382,757
Dilutive equity awards	5,311	-	6,853
Weighted average shares outstanding – dilutive	143,434,921	124,536,338	93,389,610

Note 6 – Vessels and subsidiaries

The Vessels are owned by companies incorporated in the Marshall Islands or Cayman Islands.  The Vessel Subsidiaries are wholly owned directly by the Company. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.  In addition, the Company has a vessel chartering subsidiary and two subsidiaries, DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., which perform management services for DHT and its subsidiaries.  The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Mustang Inc	DHT Mustang	317,975	Hong Kong	2018
DHT Bronco Inc	DHT Bronco	317,975	Hong Kong	2018
DHT Colt Inc	DHT Colt	319,713	IOM	2018
DHT Stallion Inc	DHT Stallion	319,713	IOM	2018
DHT Tiger Limited	DHT Tiger	299,629	Hong Kong	2017
DHT Puma Limited	DHT Puma	299,629	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,629	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,629	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,629	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,629	Hong Kong	2015
DHT Opal Inc	DHT Opal	320,105	IOM	2012
Samco Theta Ltd	DHT Sundarbans	314,249	Hong Kong	2012
Samco Iota Ltd	DHT Taiga	314,249	Hong Kong	2012
DHT Peony Inc	DHT Peony	320,013	IOM	2011
DHT Lotus Inc	DHT Lotus	320,142	IOM	2011
Samco Eta Ltd	DHT Amazon	314,249	RIF	2011
Samco Kappa Ltd	DHT Redwood	314,249	Hong Kong	2011
DHT Edelweiss Inc	DHT Edelweiss	301,021	Hong Kong	2008
Samco Epsilon Ltd	DHT China	317,794	RIF	2007
Samco Delta Ltd	DHT Europe	317,713	RIF	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	IOM	2007
DHT Hawk Inc	DHT Hawk	298,923	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006
DHT Falcon Inc	DHT Falcon	298,971	Hong Kong	2006
DHT Lake Inc	DHT Lake	298,564	IOM	2004
DHT Raven Inc	DHT Raven	298,563	IOM	2004
DHT Condor, Inc.	DHT Condor	320,050	Hong Kong	2004
DHT Eagle, Inc.	DHT Eagle **	309,064	Hong Kong	2002
DHT Utah, Inc	DHT Utah **	299,498	IOM	2001
DHT Utik, Inc	DHT Utik **	299,450	IOM	2001
Chris Tanker Corporation	DHT Chris ***	309,285	Hong Kong	2001
Ann Tanker Corporation	DHT Ann ****	309,327	Hong Kong	2001
DHT Phoenix, Inc.	DHT Phoenix *****	307,151	Hong Kong	1999
Cathy Tanker Corporation	DHT Cathy*	115,000	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie*	115,000	Marshall Islands	2003

* DHT Sophie and DHT Cathy were sold to one buyer in October 2018. Both vessels were delivered to buyer during fourth quarter 2018.
** The DHT Eagle, DHT Utah and DHT Utik were sold to one buyer in November 2017. The DHT Eagle and DHT Utah were delivered to the buyer during the fourth quarter of 2017 and the DHT Utik was delivered to the buyer in January 2018.
*** The DHT Chris was sold and delivered to new owners in January 2017.
**** The DHT Ann was sold and delivered to new owners in May 2017.
***** The DHT Phoenix was sold and delivered to new owners in June 2017.

Vessels and time charter contracts

(Dollars in thousands)	Vessels	Drydock	Scrubbers	Time charter contracts	Total

Cost
As of January 1, 2018	1,767,117	36,441	-	6,600	1,810,158
Additions	113	7,695	7,566	-	15,373
Transferred from vessels under construction	325,004	6,800	5,086	-	336,890
Transferred to asset held for sale	-	-	-	-	-
Disposals	(84,848)	(6,117)	-	-	(90,965)
As of December 31, 2018	2,007,385	44,818	12,652	6,600	2,071,456

Accumulated depreciation and impairment
As of January 1, 2018	(359,066)	(3,731)	-	(3,215)	(366,013)
Charge for the period	(91,551)	(10,342)	(388)	(978)	(103,259)
Impairment charges	(3,500)	-	-	-	(3,500)
Transferred to asset held for sale		-	-	-	-
Disposals	62,224	4,902	-	-	67,125
As of December 31, 2018	(391,894)	(9,171)	(388)	(4,193)	(405,647)

Net book value
As of December 31, 2018	1,615,492	35,647	12,264	2,407	1,665,810

Cost
As of January 1, 2017	1,534,496	27,632	-	6,600	1,568,729
Additions	366,064	24,406	-	-	390,471
Transferred from vessels under construction	91,264	1,700	-	-	92,964
Transferred to asset held for sale	(21,585)	(1,736)	-	-	(23,321)
Disposals	(203,123)	(15,562)	-	-	(218,684)
As of December 31, 2017	1,767,117	36,441	-	6,600	1,810,158

Accumulated depreciation and impairment
As of January 1, 2017	(384,520)	(4,451)		(2,237)	(391,209)
Charge for the period	(84,893)	(10,497)		(978)	(96,367)
Impairment charges	(8,540)	-		-	(8,540)
Transferred to asset held for sale	2,014	556		-	2,570
Disposals	116,873	10,661		-	127,534
As of December 31, 2017	(359,066)	(3,731)		(3,215)	(366,013)

Net book value
As of December 31, 2017	1,408,051	32,710		3,385	1,444,146

Vessels under construction
Cost
As of January 1, 2018	114,759	-		-	114,759
Additions	222,131	-		-	222,131
Transferred to vessels	(336,890)	-		-	(336,890)
As of December 31, 2018	-	-		-	-
Cost
As of January 1, 2017	43,638	-		-	43,638
Additions	164,085	-		-	164,085
Transferred to vessels	(92,964)	-		-	(92,964)
As of December 31, 2017	114,759	-		-	114,759

In March 2017, the Company acquired 11 VLCCs, including two newbuildings which were delivered in 2018.

Vessels under construction

On October 8, 2018, the Company took delivery of DHT Mustang, the last of its two VLCC newbuildings from HHI. The Company has no further vessels under construction and the cost of vessels under construction has been transferred to vessels for each of the four newbuildings delivered during 2018.

Depreciation

We have assumed an estimated useful life of 20 years for our vessels.  Depreciation is calculated taking residual value into consideration.  Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.  Estimated scrap rate used as a basis for depreciation is $300 per ton.  Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. Capitalized scrubber costs are depreciated on a straight-line basis from the time of installation through the accounting year 2022, reflecting the period they are expected to be of use providing economical values.

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

In the third quarter of 2018, we recorded an impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie which was agreed to be sold. The impairment charge reflected the difference between the carrying value of the vessels and the estimated net sales price. The vessels were delivered to the buyer in December 2018. As per December 31, 2018 no impairment test was performed as no indicators were found.

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

Intangible assets

Time charter contracts:

		Carrying amount	Carrying amount
(Dollars in thousands)	Expected useful life	2018	2017
DHT China charter	Finite	2,407	3,385
Total		2,407	3,385

Intangible assets with a finite expected useful life are as a general rule amortized on a straight-line basis over the expected useful life.  The amortization period of the intangible assets are 2.5 years.  Time charter contracts are presented on the same line as vessels in the statement of financial position.

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

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2018	2017
Accounts payable	$10,885	$8,883
Accrued interest	5,460	3,026
Accrued voyage expenses	3,237	2,274
Accrued employee compensation	3,043	2,566
Other*	6,009	679
Total accounts payable and accrued expenses	$28,634	$17,427

*Other includes accrued OPEX and accrued CAPEX in 2018.

Note 8 – Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2018	2017
Cash and cash equivalents (1)(3)	94,944	77,292
Accounts receivable and accrued revenues (1)	60,196	42,212
Total	$155,140	$119,504

Financial liabilities
Accounts payables and accrued expenses (1)	$28,634	$17,427
Derivative financial liabilities, current (2)	1,250	545
Current portion long-term debt (1)	93,815	65,053
Long-term debt (1)	873,460	721,151
Derivative financial liabilities, non-current (2)	4,486	-
Total financial liabilities	$1,001,645	$804,177

(1)	Amortized cost.
(2)	Fair value through profit or loss.
(3)	Cash and cash equivalents include $638 thousand in restricted cash in 2018 and $322 thousand in 2017, including employee withholding tax.

Fair value of non-derivative financial instruments

It is assumed that fair value of non-derivative financial instruments is equal to the nominal amount for all financial assets and liabilities.  With regards to trade receivables, the credit risk is not viewed as significant.  With regards to the credit facilities, these are floating rate with terms and conditions considered to be according to market terms and no material change in credit risk; consequently, it is assumed that carrying value has no material deviation from fair value.

Measurement of fair value

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the statement of financial position.  Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement.  Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.  Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivatives - interest rate swaps

		Notional amount		Fair value
(Dollars in thousands)	Expires	2018	2017	2018	2017
Swap pays 3.315%, receive floating	Jun. 29, 2018	$-	19,396	-	156
Swap pays 3.565%, receive floating	Jun. 29, 2018	$-	20,417	-	187
Swap pays 2.865%, receive floating	Jun. 29, 2018	$-	35,729	-	202
Swap pays 2.987%, receive floating	Apr. 20, 2023	$46,800	-	699	-
Swap pays 3.012%, receive floating	Apr. 20, 2023	$46,800	-	743	-
Swap pays 3.019%, receive floating	Sept. 29, 2023	$35,877	-	580	-
Swap pays 3.019%, receive floating	Sept. 29, 2023	$34,963		563
Swap pays 2.8715%, receive floating	Jul. 24, 2023	$51,400	-	606	-
Swap pays 2.8785%, receive floating	Jun. 30, 2023	$45,807	-	503	-
Swap pays 2.895%, receive floating	Sept. 29, 2023	$50,115	-	653	-
Swap pays 2.897%, receive floating	Sept. 30, 2023	$45,986	-	597	-
Swap pays 3.020%, receive floating	Sept. 29, 2023	$44,301	-	793	-
Total carrying amount		$402,049	75,542	5,736	545

Interest-bearing debt

		Remaining	Carrying amount
(Dollars in thousands)	Interest	notional	2018	2017
Nordea Samco Credit Facility	LIBOR + 2.50%	-	-	217,921
Credit Agricole Credit Facility	LIBOR + 2.19%	62,717	62,166	68,591
Danish Ship Finance Credit Facility	LIBOR + 2.25%	41,600	41,437	43,937
Nordea/DNB Credit Facility	LIBOR + 2.25%	-	-	44,647
Nordea/DNB Credit Facility	LIBOR + 2.75%	-	-	9,884
ABN Amro Credit Facility	LIBOR + 2.60%	-	-	119,844
Nordea BW VLCC Acquisition Credit Facility	LIBOR + 2.40%	258,483	254,870	183,119
ABN Amro Credit Facility	LIBOR + 2.40%	469,639	464,826	-
Convertible Senior Notes due 2019	4.50%	32,860	32,009	98,262
Convertible Senior Notes due 2021	4.50%	125,000	111,968	-
Total carrying amount		990,299	967,275	786,204

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

					Non-cash changes
	As of January 1	Financing cash flows (1)	Fair value changes (2)	Repurchase convertible notes	Amortization	Equity component of convertible notes	Other changes (3)	As of December 31
2018
Bank loans	687,942	129,400			6,826		(869)	823,299
Convertible Senior Notes due 2019	98,262		(74,644)	-	3,188	1,613	3,589	32,009
Convertible Senior Notes due 2021		38,945	74,644	-	1,545	(3,165)		111,968
Total (4)	786,204	168,345	-	-	11,559	(1,553)	2,720	967,275

2017
Bank loans	591,579	93,157	-		3,206			687,942
Convertible Senior Notes due 2019	109,916		-	(17,104)	4,170	2,213	(932)	98,262
Total (4)	701,495	93,157	-	(17,104)	7,375	2,213	(932)	786,204

(1)
The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows. In 2018 the cash flows from the transaction related to the exchange of convertible senior notes due 2019 of $38.9 million consists of $41.6 million cash received upon issue, less transaction costs of $2.7 million.

(2)	Fair value changes reflects the loss arising from the exchange of the convertible senior notes due 2019 to convertible senior notes due 2021 below market fair value.
(3)	Other changes represents the (gain)/loss on extinguishment of debt, including previously capitalized fees.
(4)	The reconciliation does not include interest rate swaps, which are described in note 8.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates.  To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.  As of December 31, 2018, the Company had nine interest rate swaps with a total aggregate notional amount of $402,049 thousand as discussed in Note 8.

Interest rate risk sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt.  For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2018: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	loss for the year ended December 31, 2018 would decrease/increase by $2,152 thousand
●	other comprehensive income would not be affected.

2017: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2017 would decrease/increase by $3,099 thousand
●	other comprehensive income would not be affected.

2016: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2016 would decrease/increase by $2,355 thousand
●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2018, The Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties. As of December 31, 2018, five of the Company’s 27 vessels are chartered to four different counterparties and 22 vessels are operated in the spot market.

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

As of December 31, 2018, five customers represented $9,401 thousand, $5,795 thousand, $5,628 thousand, $4,831 thousand and $4,689 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2018	2017
Cash and cash equivalents	$94,944	$77,292
Accounts receivable and accrued revenues	60,196	42,212
Maximum credit exposure	$155,140	$119,504

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis.  Swap payments are the net effect from paying fixed rate/ receive LIBOR.  The LIBOR interest spot rate at December 31, 2018 (and spot rate at December 31, 2017 for comparatives) is used as a basis for preparation.

(Dollars in thousands)
		2 to 5	More than
	1 year	years	5 years	Total
As of December 31, 2018
Interest bearing loans	$146,574	$723,031	$307,692	$1,177,298
Interest rate swaps	593	1,832	-	2,424
Total	$147,167	$724,863	$307,692	$1,179,722

As of December 31, 2017
Interest bearing loans	$91,232	$636,059	$130,148	$857,439
Interest rate swaps	550	-	-	550
Total	$91,782	$636,059	$130,148	$857,989

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

The Credit Agricole Credit Facility

On June 22, 2015, we entered into the Credit Agricole Credit Facility with Credit Agricole to refinance the outstanding amount under a credit agreement with Credit Agricole that financed the DHT Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”).  The Credit Agricole Credit Facility is between and among Credit Agricole, as lender, the Credit Agricole Borrowers, and DHT Holdings, Inc., as guarantor.  Samco Gamma Ltd. was permitted to borrow the full amount of Tranche A. In 2016, in advance of the delivery of the DHT Tiger from HHI on January 16, 2017, we borrowed $48.7 million under Tranche B.  Borrowings bear interest at a rate equal to LIBOR + 2.1875%.  Tranche A is repayable in 34 consecutive quarterly installments of $1.1 million from September 2015 to December 2023.  Subsequent to a voluntary prepayment of $5.0 million in June 2016, Tranche A is repayable with quarterly installments of $1.0 million each.  Tranche B is repayable in 28 quarterly installments of $0.7 million from March 2017 to December 2023 and a final payment of $29.7 million in December 2023.  The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the Credit Agricole Credit Facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).  The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on the DHT Scandinavia and the DHT Tiger, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the Borrowers’ bank accounts and a first-priority pledge over the shares in the Borrowers.  The Credit Agricole Credit Facility contains covenants that prohibit the Borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Samco Credit Facility

In December 2014, we entered into a credit facility in the amount of $302,000 thousand with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the DHT Europe, DHT China, DHT Amazon, DHT Redwood, DHT Sundarbans and DHT Taiga as well as the financing of the DHT Condor (the “Nordea Samco Credit Facility”).  Borrowings would bear interest at a rate equal to LIBOR + 2.50% and was repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019.  The Nordea Samco Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea Samco Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The Nordea Samco Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The Nordea Samco Credit Facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the Nordea Samco Credit Facility be no less than 135% of borrowings.  Also, on a consolidated basis, the Company should maintain a value adjusted tangible net worth of $200,000 thousand, the value adjusted tangible net worth should be at least 25% of the value adjusted total assets and unencumbered consolidated cash should be at least the higher of (i) $20,000 thousand and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by one approved broker).

In July 2016, the credit facility was amended whereby the DHT Amazon and the DHT Europe were replaced by DHT Hawk, DHT Falcon and DHT Eagle and the quarterly installments changed to $5.8 million with a final payment of $190.4 million in December 2019.

Subsequent to the repayment of $16.4 million in connection with the sale of the DHT Eagle in December 2017, the quarterly installments were $5.0 million with a final payment of $180.1 million in December 2019.

In April 2018, we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. A non-cash finance expense in total of $4.3 million, related to upfront fees was expensed in second quarter 2018 in connection with the refinancing. The Nordea Samco Credit Facility was refinanced and the new credit facility is described below.

The ABN AMRO Credit Facility

In July 2014, we executed a credit facility to fund the acquisition of three VLCCs to be constructed at HHI through a secured term loan facility between and among ABN AMRO, DVB and Nordea as lenders, three vessel-owning companies as borrowers, and DHT Holdings, Inc. as guarantor.  The borrowers were permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility.  The ABN AMRO Credit Facility would be for a five-year term from the date of the first drawdown, but in any event the final maturity date would be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings would bear interest at a rate equal to LIBOR + 2.60% and each tranche was repayable in 20 quarterly installments totaling approximately $2.0 million and a final payment of $31.3 million in the first quarter of 2021 and $60.2 million in the third quarter of 2021 (assuming no additional repayments discussed below). In addition, each of the three borrowers should the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow was defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The ABN AMRO Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

The ABN AMRO Credit Facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the ABN AMRO Credit Facility be no less than 135% of borrowings.  Also, on a consolidated basis, the Company should maintain value adjusted tangible net worth of $300 million, value adjusted tangible net worth should be at least 25% of value adjusted total assets and unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

In April 2018, we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. A non-cash finance expense in total of $4.3 million, related to upfront fees was expensed in second quarter 2018 in connection with the refinancing. The ABN AMRO Credit Facility was refinanced and the new credit facility is described below.

The Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a vessel-owning company, as borrower, and DHT Holdings, Inc., as guarantor.  The borrower is permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility.  The Danish Ship Finance Credit Facility is for a five-year term from the date of the first drawdown in November 2015, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity.

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

The Nordea/DNB Credit Facility

In October 2015, we entered into the Nordea/DNB Credit Facility, which allowed borrowings up to $50.0 million to fund the acquisition of one of the VLCCs to be constructed at HHI.  The Nordea/DNB Credit Facility was between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a vessel-owning company, as borrower, and DHT Holdings, Inc., as guarantor.  The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015.  The Nordea/DNB Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings would bear interest at a rate equal to LIBOR + 2.25% and was repayable in 10 semiannual installments of $0.6 million, each commencing three months after drawdown and a final payment of $37.5 million at final maturity.

The Nordea/DNB Credit Facility was secured by, among other things, a first-priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.
The Nordea/DNB Credit Facility contained a covenant requiring that at all times the charter-free market value of the vessel that secures the Nordea/DNB Credit Facility be no less than 135% of borrowings.  Also, on a consolidated basis, the Company should maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2016, the remaining four vessels financed under the RBS Credit Facility (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the Nordea/DNB Credit Facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to LIBOR + 2.75% and was repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris and DHT Ann in 2017, the separate tranche was repayable in quarterly installments of $0.4 million with a final payment of $6.9 million in August 2019.

The Nordea/DNB Credit Facility was repaid in full in connection with the sale of DHT Cathy and DHT Sophie in December 2018.

The ABN AMRO Revolving Credit Facility

In November 2016, the Company entered into a secured five-year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisition of ships (the “ABN AMRO Revolving Credit Facility”) between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of their affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd. as borrowers (each, a direct wholly owned subsidiary of us, collectively, the “Borrowers”), and DHT Holdings, Inc., as guarantor. The financing bears interest at a rate equal to LIBOR + 2.50%. In April 2018, we entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. As of December 31, 2018, there were no amounts outstanding under the ABN AMRO Revolving Credit Facility.  The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Nordea/DNB Newbuilding Credit Facility

In June 2017, we entered into the Nordea/DNB Newbuilding Credit Facility, which allowed borrowings up to $82.5 million to fund the acquisition of two VLCCs to be constructed at HHI.  The Nordea/DNB Newbuilding Credit Facility was between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, two vessel-owning companies, as borrowers, and DHT Holdings, Inc., as guarantor.  The Nordea/DNB Newbuilding Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and was repayable in 20 quarterly installments of $1.0 million each commencing three months after drawdown and a final payment of $61.9 million at final maturity.

The Nordea/DNB Newbuilding Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea/DNB Newbuilding Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Newbuilding Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Nordea/DNB Newbuilding Credit Facility contained a covenant requiring that at all times the charter-free market value of the vessels that secure the Nordea/DNB Newbuilding Credit Facility be no less than 135% of borrowings.  Also, , on a consolidated basis, the Company should maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In April 2018, we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. A non-cash finance expense in total of $4.3 million, related to upfront fees was expensed in second quarter 2018 in connection with the refinancing. The undrawn Nordea/DNB Newbuilding Credit Facility was refinanced and the new credit facility is described below.

The Nordea BW VLCC Acquisition Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN Amro, Danish Ship Finance, ING, SEB and Swedbank as lenders, and DHT Holdings, Inc. as guarantor for the financing of the cash portion of the acquisition of BW’s VLCC fleet as well as the remaining installments under the two newbuilding contracts.  $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bear interest at a rate equal to LIBOR + 2.40%.

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

Subsequent to the sale of the DHT Utah in November 2017 and the DHT Utik in January 2018, and the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018, the quarterly installments are $5.4 million with a final payment of $156.3 million in the second quarter of 2023.

In September 2018 DHT secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bear the same interest rate equal to LIBOR + 2.40%. As per December 31, 2018, a total of $5.0 million was drawn and $45.0 million is available. The facility will have quarterly installments of $2.5 million commencing second quarter 2020. Other terms and conditions remain unchanged.

ABN Amro Credit Facility

In April 2018 we entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to LIBOR + 2.40% and the loan is repayable in quarterly installments of $8.3 million through Q2 2024 and a final payment of $286.1 with the last installment. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019

In September 2014, in connection with the acquisition of the shares in Samco, we issued $150,000 thousand principal amount of convertible senior notes due 2019 in a private placement.  We pay interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes due 2019 are convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes due 2019 is $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 thousand aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments.  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of December 31, 2018 the conversion price was $6.2599.  We received net proceeds of approximately $145,500 thousand (after placement agent expenses, but before other transaction expenses).  The convertible senior notes due 2019 were initially recognized at fair value, but are carried at amortized cost. The value of the conversion option is being calculated using a Black & Scholes model.  Fees related to the issue of the convertible senior notes due 2019 are amortized over the life of the convertible senior notes. In 2016, we acquired in the open market $27.0 million of our convertible senior notes due 2019 at an average price of 91.7% of par and in 2017 we acquired in the open market $17.2 million of our convertible senior notes due 2019 at an average price of 99.0% of par.  In August 2018, approximately $73.0 million of the convertible senior notes due 2019 were exchanged for approximately $80.3 million aggregate principal amount of the convertible senior notes due 2021. The repurchased convertible senior notes due 2019 have been cancelled and the subsequent outstanding amount is then $32.9 million.

Convertible Senior Notes due 2021

In August 2018, the Company entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principle amount of the 2019 Notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021. The Company also entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021 for gross proceeds of approximately $41.6 million. Upon the completion of the private exchanges and private placement, the aggregate principal amount of 2021 Notes outstanding was 125.0 million and approximately $32.9 million aggregate principal amount of 2019 Notes outstanding. We pay interest at fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes due 2021 are convertible at the option of the holder and may be converted at any time prior to the business day immediately preceding the maturity date of the 2021 Notes as specified in the indenture. Upon conversion, holders will receive shares of the Company’s common stock. The initial conversion price for the Convertible Senior Noted due 2021 is $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes), subject to customary anti-dilution adjustments. We received net proceeds of approximately $38.9 million after the payment of placement agent fees.

Note 10 – Stockholders’ equity and dividend payment

Stockholders’ equity:

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2016	93,433,804
Restricted stock issued	1,259,208
New shares issued *	47,724,395
Issued at December 31, 2017	142,417,407
Restricted stock issued	1,175,136
Retirement of treasury shares	(892,497)
Issued at December 31, 2018	142,700,046
Par value	$0.01	$0.01
Shares to be issued assuming conversion of convertible notes due 2019**	6,562,001
Shares to be issued assuming conversion of convertible notes due 2021**	29,761,913
Number of shares authorized for issue at December 31, 2018	250,000,000

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

Dividend payment:

Dividend payment as of December 31, 2018:		Per share
Payment date:	Total payment	Common
February 28, 2018	$ 2.9 million	$0.02
May 30, 2018	$ 2.9 million	$0.02
August 31, 2018	$ 2.9 million	$0.02
November 23, 2018	$ 2.9 million	$0.02
Total payment as of December 31, 2018:	$ 11.5 million	$0.08

Dividend payment as of December 31, 2017:
Payment date:
February 22, 2017	$ 7.6 million	$0.08
May 31, 2017	$ 10.1 million	$0.08
August 31, 2017	$ 2.8 million	$0.02
December 6, 2017	$ 2.8 million	$0.02
Total payment as of December 31, 2017:	$ 23.3 million	$0.20

Dividend payment as of December 31, 2016:
Payment date:
February 24, 2016	$ 19.7 million	$0.21
May 25, 2016	$ 23.3 million	$0.25
August 31, 2016	$ 21.5 million	$0.23
November 23, 2016	$ 1.9 million	$0.02
Total payment as of December 31, 2016:	$ 66.4 million	$0.71

On February 26, 2019, DHT paid a dividend of $0.05 per common share to shareholders of record as of February 19, 2019, resulting in a total dividend payment of approximately $7.1 million.

Note 11 – General & Administrative Expenses

General and Administrative Expenses:

(Dollars in thousands)	2018	2017	2016
Total Compensation to Employees and Directors	$11,289	$11,655	$15,998
Office and Administrative Expenses	2,449	2,147	2,213
Audit, Legal and Consultancy	1,314	3,377	1,180
Total General and Administrative Expenses	$15,052	$17,180	$19,391

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

The Plan may allow for different criteria for new grants.

Stock Compensation Series

	Number of shares/options	Vesting Period	Fair value at grant date
(1) Granted October 2005, stock options	965	10 years	$144.00
(2) Granted March 2012, restricted shares	14,515	3 years	13.80
(3) Granted June 2013, restricted shares	155,000	4 years	4.15
(4) Granted June 2013, stock options	155,000	5 years	1.31
(5) Granted June 2013, stock options	155,000	5 years	0.97
(6) Granted February 2014, restricted shares	29,333	3 years	6.92
(7) Granted February 2014, restricted shares	29,333	3 years	6.33
(8) Granted February 2014, restricted shares	29,333	3 years	5.63
(9) Granted February 2014, restricted shares	88,000	3 years	7.61
(10) Granted June 2014, restricted shares	95,666	3 years	6.41
(11) Granted June 2014, restricted shares	95,666	3 years	5.74
(12) Granted June 2014, restricted shares	95,666	3 years	5.13
(13) Granted June 2014, restricted shares	287,000	3 years	7.15
(14) Granted January 2015, restricted shares	850,000	3 years	8.81
(15) Granted January 2016, restricted shares	824,000	2 years	6.65
(16) Granted January 2017, restricted shares	900,000	2 years	4.61
(17) Granted January 2018, restricted shares	355,000	1 year	3.92
(18) Granted January 2018, restricted shares	212,000	3 years	$2.30

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options	Weighted average exercise price **
Outstanding at December 31, 2015	1,385,832	310,000	9.64
Granted	824,000
Exercised*	833,012
Forfeited		-
Outstanding at December 31, 2016	1,376,820	310,000	$9.64

Outstanding at December 31, 2016	1,376,820	310,000	9.64
Granted	900,000
Exercised*	1,132,988
Forfeited	57,501
Outstanding at December 31, 2017	1,086,331	310,000	$9.64

Outstanding at December 31, 2017	1,086,331	310,000	9.64
Granted	567,000
Exercised*	1,085,331
Forfeited	22,500	310,000	9.64
Outstanding at December 31, 2018	545,500	-	$-

*Does not include shares in lieu of dividends
**To be adjusted for dividends declared and paid subsequent to the respective grant dates.

Stock Compensation Expense

(Dollars in thousands)	2018	2017	2016
Expense recognized from stock compensation	2,458	4,806	6,936

The fair value on the vesting date for shares that vested in 2018 was $3.38 for 891,136 shares, $3.50 for 264,000 shares and 4.30 for 20,000 shares. The fair value on the vesting date for shares that vested in 2017 was $4.83 for 1,189,100 shares and $3.68 for 70,108 shares. The fair value on the vesting date for shares that vested in 2016 was $5.67 for 285,362 shares, $5.78 for 530,594 shares and $3.86 for 67,744 shares.    All share-based compensation is equity-settled and no payments were made for the vested shares.  The average contractual life for the outstanding stock compensation series was 0.11 years as of December 31, 2018.

Valuation of Stock Compensation

For the year 2017, a total of 567,000 shares of restricted stock were awarded to management and the board of directors in January 2018, of which 264,000 shares vested in February 2018 and 78,500 shares vested in February 2019, while 12,500 shares were forfeited in October 2018. The remaining 202,000 shares will vest subject to certain market conditions prior to February 8, 2021, while 10,000 shares were forfeited in October 2018. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 355,000 shares and $2.30 for 212,000 shares. For the year 2016, a total of 900,000 shares of restricted stock were awarded to management and the board of directors in January 2017, vesting in equal amounts on February 4, 2017, 2018 and 2019, respectively, subject to continued employment or office, as applicable.  The calculated fair value at grant date was equal to the share price at grant date.  The grants of restricted stock to management and the board of directors described above were generally granted in the beginning of the year following the year to which they relate.

Compensation of Executives and Directors

Remuneration of Executives and Directors as a group:

(Dollars in thousands)	2018	2017	2016
Cash compensation	$3,989	$4,171	$4,162
Pension cost	202	155	158
Share compensation *	2,250	4,107	6,227
Total remuneration	$6,441	$8,433	$10,547

*Share compensation reflects the expense recognized.
** Compensation for 2018 includes full year compensation for both current and former chief financial officer.

Shares held by Executives and Directors:

	2018	2017	2016
Executives and Directors as a group*	3,155,503	2,729,680	2,416,385

*Includes 465,000 (2017: 906,666, 2016: 1,184,155) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months base salary and any unvested equity awards may become fully vested in certain circumstances.

Note 12 – Related parties

Related party transactions relate to the Company’s subsidiaries, associated company, employees and members of the board of directors.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood.  As of December 31, 2018, Goodwood is the technical manager for 24 of the Company’s vessels.  In 2018, total technical management fees paid to Goodwood were $3,305 thousand.  In 2017, total technical management fees paid to Goodwood were $3,031 thousand. In 2016, total technical management fees paid to Goodwood were $2,234 thousand.

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

Calculation of this year’s pension costs:

	2018	2017	2016
(Dollars in thousands)
Current service cost	403	329	344
Financial costs	10	6	6
Pension costs for the year	413	335	350

The amounts recognised in the statement of financial position at the reporting date are as follows:

	2018	2017	2016
Present value of the defined benefit obligation	1,971	1,481	1,128
Fair value of plan assets	1,614	1,266	963
Net pension obligation	357	215	165
Remeasurement loss	182	211	60
Net balance sheet recorded pension liability December 31	539	425	225

	2018	2017	2016
Change in gross pension obligation:
Gross obligation January 1	1,708	1,111	945
Current service cost	398	325	360
Interest charge on pension liabilities	42	31	27
Past service cost - curtailment/plan amendment	-	-	(19)
Settlement (gain)	-	-	(128)
Social security expenses	(57)	(44)	(48)
Remeasurements loss/(gain)	119	227	(18)
Exchange rate differences	(119)	58	(8)
Gross pension obligation December 31	2,090	1,708	1,111

	2018	2017	2016
Change in gross pension assets:
Fair value plan asset January 1	1,282	886	744
Interest income	27	20	17
Settlement	-	-	(128)
Employer contribution	404	313	338
Remeasurements (loss)/gain	(63)	16	(79)
Exchange rate differences	(99)	47	(7)
Fair value plan assets December 31	1,551	1,282	886

The Company expects to contribute $345 thousand to its defined benefit pension plan in 2019.

Assumptions	2018	2017	2016
Discount rate	2.60%	2.40%	2.60%
Yield on pension assets	2.60%	2.40%	2.60%
Wage growth	2.75%	2.50%	2.50%
G regulation*	2.50%	2.25%	2.25%
Pension adjustment	0.80%	0.50%	0.00%
Average remaining service period	18	18	19

*Increase of social security base amount (“G”) as per Norwegian regulations.

Note 14 – Tax

The Company is a foreign corporation that is not subject to United States federal income taxes.  Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The Norwegian management company, DHT Management AS, is subject to income taxation in Norway and the subsidiaries in Singapore, DHT Ship Management (Singapore) Pte. Ltd., DHT Chartering (Singapore) Pte. Ltd. and DHT Management Pte. Ltd. are subject to income taxation in Singapore.  The tax effects for the Companies are disclosed below.

Specification of income tax:

(Dollars in thousands)	2018	2017	2016
Income tax payable	$74	$132	$100
Tax expenses related to previous year	1	8	(10)
Change in deferred tax	8	(8)	4
Total income tax expense	$83	$131	$95

Specification of temporary differences and deferred tax:
	December 31,	December 31,	December 31,
(Dollars in thousands)	2018	2017	2016
Property, plant and equipment	$(164)	$(164)	$(89)
Pensions	(539)	(425)	(225)
Total basis for deferred tax	(703)	(590)	(314)
Deferred tax liability 1) 2)	$(155)	$(136)	$(75)

1) Due to materiality, not recognized on a separate line in the statements of financial position.
2) The general income tax rate is reduced from 23% to 22%, effective from fiscal year 2019, reduced from 24% to 23%, effective from fiscal year 2018 and reduced from 25% to 24%, effective from fiscal year 2017.

Reconciliation of effective tax rate:

(Dollars in thousands)	2018	2017	2016
Profit/(loss) before income tax	$(46,845)	$6,733	$9,354
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	83	131	95
Total income tax expense	$83	$131	$95

Note 15 – Investment in associate company

(Dollars in thousands)	2018	2017
Investment in associate company	$4,388	$3,992

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2018	2017
Goodwood Ship Management Pte. Ltd.	Ship management	Singapore	50%	50%

The following summarizes the share of profit of the associate that are accounted for using the equity method:

(Dollars in thousands)
Company’s share of	2018	2017
- Profit after taxation	$858	$802
- Other comprehensive income for the year, net of tax	$(53)	$193
- Total comprehensive income for the year	$805	$995

Note 16 – Condensed Financial Information of DHT Holdings, Inc. (parent company only)

SEC Rule 12-04 Condensed Financial Information of Registrant requires DHT to disclose condensed financial statements of the parent company when the restricted net assets of consolidated subsidiaries exceeds 25% of consolidated net assets as of the end of the most recently completed fiscal year.  For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations), which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2018, 2017 and 2016.  The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel-owning subsidiaries.

FINANCIAL POSITION

(Dollars in thousands)

ASSETS	December 31,	December 31,
Current assets	2018	2017
Cash and cash equivalents	$17,783	$11,540
Accounts receivable and prepaid expenses	374	249
Deposit for vessel acquisition	-	114,759
Amounts due from related parties	36,216	7,992
Total current assets	$54,372	$134,540

Investments in subsidiaries	$468,941	$521,801
Loan to subsidiaries	563,349	481,012
Investment in associate company	201	201
Total non-current assets	$1,032,491	$1,003,014

Total assets	$1,086,864	$1,137,555

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$3,733	$1,454
Current portion long-term debt	32,009	-
Total current liabilities	$35,742	$1,454

Non-current liabilities
Long-term debt	111,968	98,262
Total non-current liabilities	$111,968	$98,262

Total liabilities	$147,710	$99,716

Stockholders’ equity
Stock	$1,427	$1,424
Treasury shares	(1,364)	-
Paid-in additional capital	1,097,099	1,096,793
Accumulated deficit	(158,009)	(60,379)
Total stockholders equity	$939,154	$1,037,838

Total liabilities and stockholders’ equity	$1,086,864	$1,137,555

INCOME STATEMENT

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2018	2017	2016

Revenues	$-	$-	$6,770
Impairment charge	(93,452)	(4,948)	(18,132)
Dividend income	9,909	25,415	16,900
General and administrative expense	(13,735)	(13,764)	(14,525)
Operating income/(loss)	$(97,279)	$6,703	$(8,987)

Interest income	$24,893	$21,798	$14,559
Interest expense	(10,341)	(9,229)	(11,494)
Other financial income/(expenses)	(3,416)	1,020	693
Profit/(loss) for the year	$(86,143)	$20,293	$(5,228)

Statement of Comprehensive Income

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2018	2017	2016
Profit/(loss) for the year	$(86,143)	$20,293	$(5,228)
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:	-	-	-
Items that may be reclassified subsequently to profit or loss:	-	-	-
Total comprehensive income/(loss) for the period	$(86,143)	$20,293	$(5,228)

Attributable to the owners	$(86,143)	$20,293	$(5,228)

In the condensed financial statement of parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment.  An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2018	2017	2016

Cash Flows from Operating Activities:
Profit/(loss) for the year	$(86,143)	$20,293	$(5,228)
Items included in net income not affecting cash flows:
Amortization	4,733	4,170	4,982
Impairment charge	93,452	4,948	18,132
Compensation related to options and restricted stock	663	4,948	7,365
(Gain)/loss purchase convertible bond	3,589	(1,035)	-
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(125)	4,305	(4,148)
Accounts payable and accrued expenses	2,279	(291)	(148)
Amounts due to related parties	(72,365)	11,782	122,401
Net cash (used in)/provided by operating activities	$(53,917)	$49,119	$143,357

Cash flows from Investing Activities
Investments in subsidiaries	$-	$-	$(1,022)
Loan to subsidiaries	58,990	82,814	(63,985)
Investment in vessels under construction	(21,263)	(86,004)	(32,219)
Net cash provided by/(used in) investing activities	$37,727	$(3,191)	$(97,227)

Cash flows from Financing Activities
Cash dividends paid	(11,487)	(23,328)	(66,365)
Purchase of treasury shares	(5,026)	-	(2,031)
Issuance of convertible bonds	38,945	-	-
Purchase of convertible bonds	-	(17,104)	(25,334)
Net cash provided by/(used in) financing activities	$22,432	$(40,431)	$(93,731)

Net increase/(decrease) in cash and cash equivalents	$6,242	$5,497	$(47,602)
Cash and cash equivalents at beginning of period	11,540	6,043	53,645
Cash and cash equivalents at end of period	$17,783	$11,540	$6,043

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

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(Loss) Reconciliation
(Dollars in thousands)	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,	Jan. 1 - Dec. 31,
	2018	2017	2016

Profit/(loss) of the parent company only under cost method off accounting	$(86,143)	$20,293	$(5,228)
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	39,014	(13,664)	14,467
Profit/(loss) of the parent company only under equity method of accounting	$(47,128)	$6,628	$9,239

Equity Reconciliation
(Dollars in thousands)	December 31,	December 31,
	2018	2017
Equity of the parent company only under cost method of accounting	$939,154	$1,037,838
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	22,762	(16,253)
Equity of the parent company only under equity method of accounting	$961,915	$1,021,586

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2018, the parent company recorded dividend income from its subsidiaries of $ 9,500 thousand. During the year ended December 31, 2017, the parent company recorded dividend income from its subsidiaries of $25,000 thousand. During the year ended December 31, 2016, the parent company recorded dividend income from its subsidiaries of $16,900 thousand.

During the year ended December 31, 2018, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 17 – Events after the reporting date

Restricted Shares

In January 2019, for the year 2018, a total of 560,000 shares of restricted stock were awarded to management pursuant to the Plan, of which 120,000 shares will vest in January 2020, 120,000 shares will vest in January 2021 and 120,000 shares will vest in January 2022.  The remaining 200,000 shares will vest subject to certain market conditions prior to February 8, 2022.  The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date.  The estimated fair value at grant date was equal to the share price at grant date for 360,000 shares and $3.04 per share for 200,000 shares.  In March 2019, a total of 210,000 shares of restricted stock were awarded to the board of directors pursuant to the Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2020.

Dividend

On February 6, 2019, DHT announced that it would pay a dividend of $0.05 per common share on February 26, 2019, to shareholders of record as of February 19, 2019.  This resulted in a total dividend payment of $7.1 million.

Approval of financial statements

The financial statements were approved by the board of directors on March 13, 2019, and authorized for issue.