Form 20-F
period 2019-12-31
DHT Holdings, Inc.
filed 2020-03-25
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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
Laila Cecilie Halvorsen
Tel:  +1 (441) 295-1422
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DHT	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

146,819,401 shares of common stock, par value $0.01 per share.

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

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “company,” “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and references to DHT Holdings, Inc. “common stock” are to our common registered shares and references to DHT Holdings, Inc.  All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2018.  All references in this report to “convertible senior notes due 2019” are to our 4.50% convertible senior notes due 2019, $26,434,000 aggregate principal amount of which was converted into shares of the company’s common stock at the conversion price of $6.0216 per share and the remaining $6,426,000 aggregate principal amount of which was repaid in cash, in each case in October 2019, and all references in this report to “convertible senior notes due 2021” or to “convertible senior notes” are to our 4.50% convertible senior notes due 2021, of which there was $124,999,000 in aggregate principal amount outstanding as of December 31, 2019.  All references in this report to “Samco Shipholding” or “Samco” refer to Samco Shipholding Pte. Ltd., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2017.  Our functional currency is the U.S. dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this report to “$” and “dollars” refer to U.S. dollars.

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

Aframax
A medium-size crude oil tanker of approximately 80,000 to 120,000 dwt.  Aframaxes operate on many different trade routes, including in the Caribbean, the Atlantic, the North Sea and the Mediterranean.  They are also used in ship-to-ship transfer of cargo in the U.S. Gulf, typically from VLCCs for discharge in ports from which the larger tankers are restricted.  Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”  When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  We discuss many of these risks in this report in greater detail under the subheadings “Item 3.  Key Information—Risk Factors” and “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results.  Factors that might cause future results to differ include, but are not limited to, the following:

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;

•	the availability of insurance on commercially reasonable terms;

•	DHT’s and its subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	fluctuations in currencies and interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

•
the availability of existing vessels to acquire or newbuilds to purchase, or the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	competitive pressures within the tanker industry;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	risks incident to vessel operation, including discharge of pollutants;

•	unanticipated changes in laws and regulations;

•	delays and cost overruns in construction projects;

•	any malfunction or disruption of information technology (“IT”) systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	potential liability from future litigation;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

•	our business strategy and other plans and objectives for future operations;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and

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

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2019, 2018, 2017, 2016 and 2015.  This information should be read in conjunction with other information presented in this report, including “Item 5.  Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(Dollars in thousands, except share and per share amount and fleet data)
Statements of operations data:
Shipping revenues (1)	$535,068	$375,941	$355,052	$356,010	$365,114
Voyage expenses	187,500	161,891	113,301	65,349	68,864
Total operating expenses excl. Voyage expenses (2)	208,701	197,753	198,448	250,147	160,907
Operating income	138,867	16,297	43,303	40,514	135,343
Profit/(loss) for the year	73,680	(46,927)	6,602	9,260	105,302
Profit/(loss) per share - basic	$0.51	$(0.33)	$0.05	$0.10	$1.13
Profit/(loss) per share - diluted	$0.51	$(0.33)	$0.05	$0.10	$1.04
Statements of financial position data (at end of year):
Vessels and time charter contracts	1,589,444	1,665,810	1,444,146	1,177,521	986,597
Total assets	1,827,218	1,863,856	1,730,497	1,403,737	1,423,805
Total current liabilities	130,239	123,699	83,026	74,310	52,835
Total non-current liabilities	764,530	878,489	721,579	644,416	633,077
Stock	1,468	1,427	1,424	934	929
Total equity	932,449	861,668	925,892	685,011	737,893
Weighted average number of shares - basic	143,437,164	143,429,610	124,536,338	93,382,757	92,793,154
Weighted average number of shares - diluted	168,159,876	143,434,921	124,536,338	93,389,610	112,098,221
Dividends paid per share (3)	$0.20	$0.08	$0.20	$0.71	$0.53
Cash flow data:
Net cash provided by operating activities	155,956	53,985	101,817	194,008	181,526
Net cash used in investing activities	(53,369)	(188,165)	(186,545)	(213,033)	(125,907)
Net cash (used in)/provided by financing activities	(130,176)	151,832	52,725	(38,454)	(55,528)
Fleet data:
Number of tankers owned (at end of period)	27	27	26	21	18
Revenue days (4)	9,469	9,706	9,080	7,020	6,596

(1)
Effective January 1, 2018, the company adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers. The comparative information has not been restated and continues to be reported under IAS 18 Revenue as permitted by the transition options in IFRS 15.

(2)
The years ended 2018, 2017 and 2016 include a non-cash impairment charge of $3.5 million, $8.5 million and $84.7 million, respectively.  The years ended 2018 and 2016 include a gain from sale of vessels of $0.1 million and $0.1 million, respectively.  The years ended 2017 and 2015 include loss from sale of vessels of $3.5 million and $0.8 million, respectively.  The year ended 2014 includes a reversal of prior impairment charges of $31.9 million.

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

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past eleven years may adversely impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may enter into newbuilding agreements that subject us to certain risks, and the failure of our counterparties to meet their obligations thereunder could cause us to suffer losses or otherwise adversely affect our business.

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

Fluctuations in interest rates could adversely affect our results of operation and financial condition.

We are exposed to market risk from changes in interest rates because borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase-out after 2021 could adversely affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. While we use interest rate swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—Market Risks and Financial Risk Management” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We may not have the ability to raise the funds necessary to meet our payment obligations under the convertible senior notes.

Our convertible senior notes due 2021 were issued pursuant to, and are governed by, the second supplemental indenture, dated August 21, 2018 (the “2021 Notes Indenture”), between DHT and U.S. Bank National Association, as trustee (the “Trustee”), to the indenture, dated as of September 15, 2014 (the “Base Indenture”), between DHT and the Trustee. The convertible senior notes due 2021 bear interest at a rate of 4.50% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2019. In addition, upon the occurrence of specific events, referred to as a “fundamental change,” we must offer to purchase the convertible senior notes due 2021 plus accrued and unpaid interest to the purchase date.  If we fail to pay interest on the convertible senior notes due 2021 or to purchase the convertible senior notes due 2021 upon a fundamental change, we will be in default under the 2021 Notes Indenture.

In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting purchase of the convertible senior notes under some circumstances or expressly prohibiting our purchase of the convertible senior notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement.  If a fundamental change occurs at a time when we are prohibited from purchasing the convertible senior notes, we could seek the consent of our lenders to purchase the convertible senior notes or attempt to refinance this debt.  If we do not obtain any required consent, we would not be permitted to purchase the convertible senior notes.  Our failure to purchase tendered notes would constitute an event of default under the 2021 Notes Indenture, which could constitute an event of default under our senior indebtedness then outstanding, if any, and might constitute a default under the terms of our other indebtedness then outstanding, if any.

We are dependent on performance by our charterers.

As of December 31, 2019, five of our twenty-seven vessels currently in operation are on time charters.  We are dependent on the performance by the charterers of their obligations under the charters.  Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels due to changing trading patterns or other factors not controlled by us.  If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends.  As of December 31, 2019, we had four vessels on index-based charters for which the profit sharing element is calculated based on the indexes.

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

•	consummating acquisitions of vessels, fleets of vessels or companies owning vessels or acquisitions of companies or joint ventures; and

•	obtaining required financing through equity or debt financing on acceptable terms.

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

As of December 31, 2019, five of our vessels are currently on charters with four different charterers.  At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters.  We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the time charter market.  If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be reduced or eliminated.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by Goodwood Ship Management Pte. Ltd. (of which DHT owns 50%) and V.Ships France SAS (which manages our three French Flag vessels).  Under our ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee.  The amounts that we have available, if any, to pay distributions to our stockholders could be impacted by changes in the cost of operating our vessels.

When a tanker changes ownership or technical management, it may lose customer approvals.

Most users of seaborne oil transportation services will require vetting of a vessel before it is approved to service their account.  This represents a risk to our company as it may be difficult to efficiently employ the vessel until such vetting approvals are in place.  Most users of seaborne oil transportation services conduct inspection and assessment of vessels on request from owners and technical managers.  Such inspections must be carried out regularly for a vessel to have valid approvals from such users of seaborne oil transportation services.  Whenever a vessel changes ownership or its technical manager, it loses its approval status and must be re-inspected and re-assessed by such users of seaborne oil transportation services. Increasingly longer voyages in the VLCC trade could make timely vetting inspections challenging and thus could result in vessels not obtaining vetting approvals in time to secure their next employment at market rates.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2019 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2020 or future years.  For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock.  In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway. The management functions below the board level are currently split between Monaco, Singapore and Norway. Our Monaco office holds senior management, our Singapore office holds chartering, operations, newbuilding supervision and technical management whereas our Norwegian office retains functions within finance, accounting, investor relations, chartering and operations. Material decisions regarding our business or affairs are made, and our board of directors meetings are held at our principal place of business (including telephonically, in the case of some board meetings). However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax.  If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.  In addition, if we are unsuccessful in our defense against such a contention, dividends paid to you could be subject to Norwegian withholding taxes.

Recently enacted economic substance laws of the Marshall Islands, the Cayman Islands and Bermuda may adversely impact our business, financial condition or results of operations.

The European Union Code of Conduct Group has assessed the tax policies of a range of countries, including the Marshall Islands, where we and 20 of our vessel-owning subsidiaries are incorporated, the Cayman Islands, where 7 of our vessel-owning subsidiaries are incorporated, and Bermuda (together with the Marshall Islands and the Cayman Islands, collectively, “Economic Substance Jurisdictions”), where our principal executive offices are located.

On January 1, 2019, the Marshall Islands enacted the Economic Substance Regulations, 2018 (the “Marshall Islands ESR”), the Cayman Islands enacted the International Tax Co-operation (Economic Substance) Law, 2018 (the “Cayman Islands ESL”) and Bermuda enacted the Economic Substance Act 2018 (as amended) (the “Bermuda ESA” and, together with the Marshall Islands ESR and the Cayman Islands ESL, the “Economic Substance Laws”).

The Economic Substance Laws require companies that are registered in the applicable Economic Substance Jurisdiction and carrying on one or more “relevant activities” to maintain a substantial economic presence in such Economic Substance Jurisdiction.  The list of “relevant activities” includes, among other business activities, shipping business, headquarters business and holding company business.  The company intends to comply with relevant Economic Substance Laws.  However, it is currently unclear which additional measures, if any, we would be required to take in order to comply with relevant Economic Substance Laws in each Economic Substance Jurisdiction.  Failure to comply with relevant Economic Substance Laws in each Economic Substance Jurisdiction may subject us to certain monetary penalties and, solely with respect to the Marshall Islands ESR, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity.  Accordingly, any implementation of, or changes to, any of the Economic Substance Laws that impact us could adversely affect our business, financial condition or results of operations.

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

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures.  In particular, under Section 404 of Sarbanes-Oxley, we are required to include in each annual report on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors.  We have undertaken the required review to comply with Section 404, including the documentation, testing and review of our internal controls under the direction of our management.  While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective, which could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact our business and operating results, the market price of our shares and our ability to remain listed on the New York Stock Exchange (the “NYSE”).

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

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results.  The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affect the need for tanker capacity;

•	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

•	developments in international trade, protectionism and market fragmentation;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	weather; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  As of March 19, 2020, the newbuilding order book for VLCC vessels equaled approximately 7.3% of the existing fleet measured in dwt. We cannot assure you that the order book will not increase further in proportion to the existing fleet.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

Terrorist attacks, international hostilities, and the emergence of a global public health threat or pandemic crisis can affect the tanker industry, which could adversely affect our business.

Terrorist attacks, the outbreak of war, the existence of international hostilities, or the emergence of a global public health threat or pandemic crisis such as the recent COVID-19 outbreak, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters.  We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed, including in China as a result of the continued global trade war between the U.S. and China and the COVID-19 outbreak.  Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Acts of piracy on ocean-going vessels could adversely affect our business and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Gulf of Aden off the coast of Somalia, the Gulf of Guinea in West Africa, and the South China Sea.  For example, in November 2008, the M/V Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture.  If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was categorized in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain.  In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us.  In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities.  On November 24, 2013, the P5+1 (the U.S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”).  Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.  On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA.  These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015.  On July 14, 2015, the P5+1 and EU entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran.  Under the JCPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, certain sanctions would be lifted on the Iranian petrochemicals, precious metals, and automotive industries.  The parties affirmed that the JPOA’s temporary relief measures would remain in effect until the date that Iran implemented certain nuclear-related commitments described in the JCPOA (“Implementation Day”).  On October 18, 2015, the JCPOA came into effect and participants began taking steps necessary to implement their JCPOA commitments.  On January 16, 2016, the International Atomic Energy Agency verified that Iran implemented key nuclear-related commitments described in the JCPOA, and, in accordance with the JCPOA, that day was deemed Implementation Day, and the JPOA ceased to be in effect.  As a result, the following sanctions were lifted on Implementation Day:  (1) U.S. nuclear-related sanctions described in sections 17.1 to 17.2 of Annex V of the JCPOA, (2) EU nuclear-related sanctions described in section 16 of Annex V of the JCPOA and (3) the UN Security Council Resolutions 1696, 1737, 1747, 1803, 1835, 1929 and 2224. On May 8, 2018, the President of the United States announced that the U.S. was withdrawing from the JCPOA.  U.S. nuclear-related sanctions that had been lifted on Implementation Day were reinstated in two phases and became effective on August 7, 2018 and November 5, 2018, respectively.  In 2019, the President of the United States issued Executive Orders that imposed sanctions on Iran’s iron, steel, aluminum and copper sectors, and on Iran’s Supreme Leader and other senior Iranian government officials.  Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S., and EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014.

During 2019, no vessels in our fleet made any calls to ports in Iran. During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing approximately 0.27% of our 741 calls on worldwide ports during the same period. During 2017, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of four calls to ports in Iran, representing approximately 0.56% of our 707 calls on worldwide ports during the same period.  During 2016, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of three calls to ports in Iran, representing approximately 0.48% of our 629 calls on worldwide ports during the same period.  Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012.  The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels.  Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran.  To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2019.

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

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks.  The political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz or a closure of the Suez Canal.  Geopolitical risks are outside of our control and could potentially limit or disrupt our access to markets and operations and may have an adverse effect on our business.

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

Political uncertainty has created financial and economic uncertainty, most recently as a result of the United Kingdom’s June 2016 referendum to withdraw from the EU (commonly referred to as “Brexit”).  On March 29, 2017, the United Kingdom notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. On October 22, 2019, the House of Commons of the United Kingdom voted for a withdrawal agreement to enact Brexit. The United Kingdom exited the European Union on January 31, 2020, which will be followed by an 11-month transition period by which to leave the single market and customs union. The economic consequences of Brexit, including the possible repeal of open-skies agreements, or the possibility of a “no deal” Brexit are unknown and could have a material adverse effect on our business.  Further, many of the structural issues facing the EU following the European Debt Crisis and Brexit remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU.  If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation.  Additionally, it is possible that the recent political events in Europe may lead to the complete dissolution of the EMU or EU.  The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

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

The operation of tankers and transportation of crude oil are extremely competitive.  Competition arises primarily from other tanker owners, including major oil companies that control vessels, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do.  Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to charterers.  We will have to compete with other tanker owners, including major oil companies that control vessels and independent tanker companies, for charters.  Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

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

In addition, in complying with the OPA, International Maritime Organization, or “IMO,” regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements and climate control, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.  For example, in 2017, the U.S. and the IMO enacted ballast water discharge standards that require the installation of ballast water treatment systems in existing ships by September 8, 2024, which would increase compliance costs for us and other similarly regulated ocean carriers.  In the past, the IMO and EU accelerated non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us.  Although all of our tankers are double-hulled, future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events.  Moreover, long-term concerns over climate change could lead to a decrease in oil and gas demand or create a more negative perception of the oil and gas industry, which could impact our ability to attract investors, access financing in the bank and capital markets and attract and retain talent.

The shipping industry has inherent operational risks, which could impair the ability of charterers to make payments to us.

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters or casualties, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events.  In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Further, our business operations could be negatively impacted by the emergence of a global public health threat or pandemic crisis, such as COVID-19, that could interrupt our business operations and ability to execute our services.  Any of these events could impair the ability of charterers of our vessels to make payments to us under our charters.

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

In September 2014, we closed a private placement of approximately $150,000,000 aggregate principal amount of convertible senior notes due 2019 to institutional accredited investors.  In 2017 and 2016, we repurchased a total of $27,000,000 and $17,174,000, respectively, in aggregate principal amount of the convertible senior notes due 2019. In August 2018, we issued $44.7 million aggregate principle amount of convertible senior notes due 2021 in a private placement. Also in August 2018, approximately $73.0 million in aggregate principal amount of the convertible senior notes due 2019 was exchanged for approximately $80.3 million in aggregate principal amount of the convertible senior notes due 2021. Following the August 2018 closing of the private exchange and the private placement, there was $125,000,000 aggregate principal amount outstanding of convertible senior notes due 2021. In October 2019, holders of $26,434,000 in aggregate principal amount of the convertible senior notes due 2019 exercised their right to convert their convertible senior notes due 2019 into shares of the company’s common stock at the conversion price of $6.0216 per share. As a result, the company issued 4,389,858 shares of common stock, and the remaining $6,426,000 in aggregate principal amount was repaid in cash.  As of March 19, 2020, $124,999,000 in aggregate principal amount of convertible senior notes due 2021 remains outstanding. The convertible senior notes are convertible into our common stock at any time until one business day prior to their maturity.  The initial conversion price of the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021).  The conversion price is subject to adjustment based on cash dividends paid on our common stock and as of March 19, 2020, the conversion price of the convertible senior notes due 2021 was $5.6468 per share of common stock.  The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders and any sales in the public market of the shares of our common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.  In addition, the existence of the convertible senior notes may encourage short-selling by market participants because the conversion of the convertible senior notes could depress the market price of our common stock.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.”  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S.  However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the U.S.  Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the U.S.  While the BCA provides that it is to be interpreted and construed according to the laws of the State of Delaware and other U.S. states with substantially similar legislative provisions and that the non-statutory laws of the State of Delaware and other U.S. states with substantially similar legislative provisions are thereby declared to be and adopted as the laws of the Marshall Islands, there have been few, if any, court cases interpreting the BCA in the Marshall Islands.  We cannot predict whether Marshall Islands courts would reach the same conclusions that any particular U.S. court would reach or has reached.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

In addition, the Marshall Islands has no bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

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

Our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors.  These provisions provide for:

•	a classified board of directors with staggered three-year terms, elected without cumulative voting;

•	removal of directors only for cause and with the affirmative vote of holders of at least a majority of the common stock issued and outstanding;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings;

•	a limited ability for stockholders to call special stockholder meetings; and

•	board of directors authority to determine the powers, preferences and rights of our preferred stock and to issue the preferred stock without stockholder approval.

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

General Information

Double Hull Tankers, Inc., or “Double Hull,” was incorporated in April 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”).  In October 2005, DHT Maritime, Inc. completed its initial public offering.  During the first half of 2007, OSG sold all of its common stock of DHT Maritime.  In June 2008, Double Hull’s stockholders voted to approve an amendment to Double Hull’s articles of incorporation to change its name to DHT Maritime, Inc.

On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands, and DHT Maritime became a wholly owned subsidiary of DHT Holdings in March 2010 until it was dissolved in November 2018.  Shares of DHT Holdings, Inc. common stock trade on the NYSE under the ticker symbol “DHT.”

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda.  Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 295-1422.  Our website address is www.dhtankers.com.  The information on our website is not a part of this report.  We own each of the vessels in our fleet through wholly owned subsidiaries incorporated under the laws of the Marshall Islands or the Cayman Islands.  Additionally, we wholly own a subsidiary incorporated under the laws of the Republic of Singapore that does not own any vessels.  We operate our vessels through our wholly owned management companies in Monaco, Singapore and Oslo, Norway.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers.  As of March 19, 2020, our fleet consisted of 27 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons.  As of the date of this report, four of our twenty-seven vessels are on time charters and 23 vessels are operating in the spot market.  The time charter contracts have fixed base rates with profit sharing mechanisms in the event that rates exceed the fixed base rates.  The fleet operates globally on international routes.  The 27 VLCCs have a combined carrying capacity of 8,360,850 dwt and an average age of approximately 8.4 years as of the date of this report.

Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of 14 VLCCs (including the acquisition of 11 VLCCs including the transfer of two newbuilding contracts pursuant to the Vessel Acquisition Agreement, dated March 23, 2017 (“VAA”) with BW Group Limited (“BW Group”), and the delivery of three newbuildings) and capital expenditures related to ten scrubbers for a total of $907 million.  Our principal divestitures during the same period comprise the sale of six VLCC tankers and two Aframax tankers for a total of $156 million.

RECENT DEVELOPMENTS

Partial prepayment of the Nordea BW VLCC Acquisition Credit Facility

In November 2019, the company prepaid the outstanding amounts in respect of DHT Lake and DHT Raven under the Nordea BW VLCC Acquisition Credit Facility (as defined in Item 5), totaling $22.3 million.  As a result of such prepayment, the scrubber financing facility tranche under the Nordea BW VLCC Acquisition Credit Facility was reduced to $45 million.

Conversion of convertible senior notes due 2019

Our convertible senior notes due 2019 were issued pursuant to, and were governed by, the first supplemental indenture, dated September 15, 2015, between DHT and the Trustee, to the Base Indenture.  In October 2019, holders of $26,434,000 in aggregate principal amount of the company’s convertible senior notes due 2019 exercised their right to convert their convertible senior notes due 2019 into shares of the company’s common stock, par value $0.01 per share at the conversion price of $6.0216 per share. As a result, the company issued 4,389,858 shares of common stock and the remaining $6,426,000 in aggregate principal amount of the 2019 notes was repaid in cash.

Amendment to the ABN AMRO Revolving Credit Facility

In June 2019, the company entered into an agreement with ABN AMRO to amend the repayment terms under the ABN AMRO Revolving Credit Facility (as defined in Item 5) by reducing the quarterly repayment installments thereunder from $1.8 million to $1.3 million. Other terms and conditions remain unchanged.

Repurchase of common stock

In 2019, we repurchased and retired 725,298 shares of our common stock in the open market at an average price of $4.47 per share.  In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time.  All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters.  Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 19, 2020:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q4 2021
DHT Bauhinia	Spot
DHT Bronco	Spot
DHT China	Time charter with profit sharing	Q2 2021
DHT Colt	Spot
DHT Condor	Spot
DHT Edelweiss	Spot
DHT Europe	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Lake	Spot

Vessel	Type of Employment	Expiry
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Spot
DHT Mustang	Spot
DHT Opal	Spot
DHT Panther	Spot
DHT Peony	Spot
DHT Puma	Spot
DHT Raven	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Stallion	Spot
DHT Sundarbans	Time charter with profit sharing	Q4 2021
DHT Taiga	Time charter with profit sharing	Q4 2022
DHT Tiger	Spot

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

Our technical management providers (the “Technical Managers”) are Goodwood and V.Ships France SAS.  Under our ship management agreements with the Technical Managers, the Technical Managers are responsible for the technical operation and upkeep of the respective vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

We place the insurance requirements related to the fleet with mutual clubs and underwriters through insurance brokers.  Such requirements are, but are not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurance), war risk insurance, and when viewed as appropriate, loss of hire insurance.  Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2019:

Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society	Percent of Ownership
VLCC
DHT Mustang(7)	2018	317,975	HK	HHI	ABS	100%
DHT Bronco(7)	2018	317,975	HK	HHI	ABS	100%
DHT Colt(6)	2018	319,713	HK	DSME	LR	100%
DHT Stallion(6)	2018	319,713	HK	DSME	LR	100%
DHT Tiger(4)	2017	299,629	HK	HHI	ABS	100%
DHT Puma(4)	2016	299,629	HK	HHI	ABS	100%
DHT Panther(4)	2016	299,629	HK	HHI	ABS	100%
DHT Lion(4)	2016	299,629	HK	HHI	ABS	100%
DHT Leopard(4)	2016	299,629	HK	HHI	ABS	100%
DHT Jaguar(4)	2015	299,629	HK	HHI	ABS	100%
DHT Taiga(3)	2012	314,249	HK	HHI	ABS	100%
DHT Opal(5)	2012	320,105	IOM	DSME	LR	100%
DHT Sundarbans(3)	2012	314,249	RIF	HHI	LR	100%
DHT Redwood(3)	2011	314,249	HK	HHI	ABS	100%
DHT Amazon(3)	2011	314,249	RIF	HHI	LR	100%
DHT Peony(5)	2011	320,013	HK	BSHIC	ABS	100%
DHT Lotus(5)	2011	320,142	HK	BSHIC	ABS	100%
DHT Edelweiss(5)	2008	301,021	HK	DSME	LR	100%
DHT Hawk(1)	2007	298,923	HK	NACKS	LR	100%
DHT China(3)	2007	317,794	RIF	HHI	LR	100%
DHT Europe(3)	2007	317,713	MI	HHI	LR	100%
DHT Bauhinia(5)	2007	301,019	IOM	DSME	LR	100%
DHT Falcon(1)	2006	298,971	HK	NACKS	LR	100%
DHT Scandinavia(3)	2006	317,826	HK	HHI	ABS	100%
DHT Condor(2)	2004	320,050	HK	DSME	ABS	100%
DHT Raven(5)	2004	298,563	IOM	DSME	ABS	100%
DHT Lake(5)	2004	298,564	HK	DSME	ABS	100%

*HK: Hong Kong; IOM: Isle of Man; RIF: French International Registry.

**HHI: Hyundai Heavy Industries Co., Ltd.; BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd.; NACKS: Nantong Cosco KHI Engineering Co. Ltd; DSME: Daewoo Shipbuilding & Marine Engineering Co., Ltd.

(1)	Acquired on February 17, 2014.

(2)	Acquired on May 30, 2014.

(3)	Acquired on September 17, 2014.

(4)
Delivery dates from HHI for six newbuildings were as follows:  DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016 and DHT Tiger on January 16, 2017.

(5)
Delivery dates for the vessels acquired from BW Group were as follows: DHT Raven and DHT Opal on April 24, 2017, DHT Edelweiss on April 28, 2017, DHT Peony on April 29, 2017, DHT Lake on May 7, 2017, DHT Bauhinia on June 13, 2017 and DHT Lotus on June 20, 2017.

(6)	Delivery dates from DSME for the two newbuildings acquired from BW Group were as follows: DHT Stallion on April 27, 2018 and DHT Colt on May 25, 2018.

(7)	Delivery dates from HHI for the two newbuildings were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.

In March 2017, we entered into an agreement with BW Group for the acquisition of BW’s VLCC fleet, including two newbuildings that were delivered in the first half of 2018.  The total cost to us for each of the two DSME newbuildings was approximately $82.0 million.

In January 2017, we entered into an agreement with HHI for the construction of two VLCCs at an average contract price of $82.4 million each, including upgrades to the standard specification and scrubbers. The two newbuildings, DHT Bronco and DHT Mustang, were delivered in the second half of 2018.

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

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers.  They are subject to international conventions and national, state and local laws and regulations in force in the countries in which our tankers operate or are registered.  Under our ship management agreements, the Technical Managers have assumed technical management responsibility for the vessels in our fleet, including compliance with all government and other regulations.  If our ship management agreements with the Technical Managers terminate, we would attempt to hire another party to assume this responsibility, which includes compliance with the regulations described herein and any costs associated with such compliance.  However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

International Maritime Organization

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships.  Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions.  Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs.  In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect.  These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016. In particular, as of January 1, 2020, all ships are required to comply with a lower global sulfur limit by using fuel with a sulfur content of 0.5% m/m, by using liquefied natural gas for fuel, or by installing an exhaust scrubber.  The U.S. ratified the Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements.  Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

In addition, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, was ratified in September 2016 and came into force in September 2017.  The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  The cost of compliance with such ballast water treatment requirements, including the installation of ballast water treatment systems, could increase for ocean carriers, and these costs may be material.  Although a number of our vessels already include ballast water treatment systems, our other vessels will require installation of such systems at a future drydocking.  In July 2017, the IMO MEPC Committee agreed to amend the BWM Convention and accept delay in the treatment system mandatory installation schedule for two to seven years after the convention entered into force, giving vessels time to ensure full global implementation by September 8, 2024.

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

Per U.S. Coast Guard regulation, limits of liability under OPA are equal to the greater of $2,300 per gross ton or $19.943 million for any double-hull tanker, such as our vessels, that is over 3,000 gross tons (subject to periodic adjustment for inflation).  CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA for a release or incident involving a release of hazardous substances is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.  These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence, willful misconduct, refusal to report the incident or refusal to cooperate and assist in connection with oil removal activities.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or “VGP,” authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The VGP requires owners and operators to comply with a range of best management practices, reporting requirements and other standards for a number of vessel discharges.  The current VGP, which became effective in December 2013, contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and more stringent limits for oil to sea interfaces and exhaust gas scrubber wastewater.  Vessels calling U.S. ports are required to have Coast Guard approved ballast water management systems installed by their first regular drydocking after January 1, 2016 with few exceptions. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, or “VIDA,” enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.

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

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.  Under regulations that became effective in January 1, 2014, vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine fuels with a sulfur content equal to or less than 0.1% m/m (1,000 ppm).

The IMO’s Maritime Environmental Protection Committee, or “MEPC,” has designated the area extending 200 miles from the U.S. and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments.  As of January 1, 2015, fuel used by all vessels operating in the ECA cannot exceed 0.1% m/m sulfur.  Effective January 1, 2016, NOx after-treatment requirements also apply.  Additional ECAs include the Baltic Sea, North Sea and Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines.  The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels.  In addition, it has introduced a 0.1% m/m maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2019.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
DHT Management S.A.M.		Monaco	98%
DHT Management Pte. Ltd.		Singapore	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
DHT Chartering (Singapore) Pte. Ltd.		Singapore	100%
DHT Management AS		Norway	100%
DHT Hawk, Inc.	DHT Hawk	Marshall Islands	100%
DHT Falcon, Inc.	DHT Falcon	Marshall Islands	100%
DHT Condor, Inc.	DHT Condor	Marshall Islands	100%
DHT Lake, Inc.	DHT Lake	Marshall Islands	100%
DHT Raven, Inc.	DHT Raven	Marshall Islands	100%
Samco Gamma Ltd.	DHT Scandinavia	Cayman Islands	100%
Samco Delta Ltd.	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd.	DHT China	Cayman Islands	100%
DHT Bauhinia, Inc.	DHT Bauhinia	Marshall Islands	100%
DHT Edelweiss, Inc.	DHT Edelweiss	Marshall Islands	100%
DHT Lotus, Inc.	DHT Lotus	Marshall Islands	100%
Samco Eta Ltd.	DHT Amazon	Cayman Islands	100%
Samco Kappa Ltd.	DHT Redwood	Cayman Islands	100%
DHT Peony, Inc.	DHT Peony	Marshall Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Cayman Islands	100%
Samco Iota Ltd.	DHT Taiga	Cayman Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
DHT Colt, Inc.	DHT Colt	Marshall Islands	100%
DHT Stallion, Inc.	DHT Stallion	Marshall Islands	100%
DHT Bronco, Inc.	DHT Bronco	Marshall Islands	100%
DHT Mustang, Inc.	DHT Mustang	Marshall Islands	100%

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4.  Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 27 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings.  VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt”.  As of the date of this report, four of the vessels are on time charters and 23 vessels are operating in the spot market.  The time charter contracts have fixed base rates with profit sharing mechanisms in the event that rates exceed the fixed base rates.  The fleet operates globally on international routes. The 27 VLCCs have a combined carrying capacity of 8,360,850 dwt and an average age of approximately 8.4 years as of the date of this report.

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

As of March 2020, we have entered into ship management agreements with two Technical Managers:  Goodwood and V.Ships (France).  Goodwood is owned 50% by DHT and manages our vessels flying the Hong Kong, Marshall Islands and Isle of Man flags. V.Ships (France) manages the three vessels flying the French flag.  The Technical Managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and to ensure our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;

•	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

•	our vessels’ operating expenses;

•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;

•	the required capital expenditures related to newbuilding orders;

•	our ability to access capital markets to finance our fleet;

•	our vessels’ depreciation and potential impairment charges;

•	our general and administrative and other expenses;

•	our interest expense including any interest swaps;

•	any future vessel sales and acquisitions;

•	general market conditions when charters expire; and

•	prepayments under our credit facilities to remain in compliance with covenants.

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

OUTLOOK FOR 2020

During the second half of 2019 and through the first quarter of 2020, the tanker market experienced extreme volatility.  The outset during this period had healthy underlying fundamentals and traditional seasonality.  These healthy fundamentals consisted of growing oil demand, increased sailing distances following higher oil production in the Atlantic basin, and a declining orderbook of new ships.

Several events occurred during this period that fueled the abovementioned volatility: (a) the implementation, and later lifting, of U.S. sanctions on a significant fleet of oil tankers owned by the Chinese state-owned shipping company COSCO, (b) the implementation of the 2020 IMO sulphur emission regulation, (c) the outbreak of the COVID-19 virus, and (d) the extension of oil productions cuts by OPEC+.

The COVID-19 virus outbreak has negatively impacted economic activity, particularly in China who is the key driver in global oil demand growth.  This resulted in reduced oil consumption in China with subsequent building of oil inventories.  Therefore, one could expect part of the demand being satisfied by inventory drawdowns resulting in less demand for transportation.

However, falling oil prices could move future oil prices into contango encouraging building of inventories, being supportive of transportation demand.

Looking further ahead, continued demand for oil and increasing transportation distances, a declining orderbook for tankers due to limited contracting of new ships, and an ageing fleet increasingly approaching their retirement age curbing increase of transportation capacity spells for what we expect to be a favorable market for DHT.

We view the recent volatility in the freight market as confirmation and validation of our strategy, partly evidenced by:
•	Low cash break-even level for our fleet, protecting the downside without giving away the earnings upside;
•	Countercyclical philosophy with respects to investments and employment of our fleet;
•	Capital allocation policy with minimum 60% of ordinary net income being returned to shareholders quarterly; and
•	When markets are strong and earnings permit, apply excess cashflows to reduce financial leverage.

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management.  Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2019, included as Item 18 of this report.

Revenue Recognition

During 2019, our vessels generated revenues from time charters and by operating in the spot market (voyage charters).

The company adopted IFRS 15 Revenue from Contracts with Customers with effect from January 1, 2018. IFRS 15 introduces a 5-step approach to revenue recognition. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Details of the new requirements are described below and the impact on the company’s consolidated financial statements is described in Note 2.

The company adopted IFRS 15 using the modified retrospective method by recognizing the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

IFRS 15 uses the terms “contract assets” and “contract liability” to describe what might more commonly be known as “accrued revenue” and “deferred revenue”; however the standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The company uses the term “capitalized voyage expenses” for costs related to the transportation of the vessel to the load port from its previous destination.

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

The company adopted IFRS 16 Leasing with effect from January 1, 2019. IFRS 16 introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. For vessels on time charters, where the company is a lessor, the time charter contract contains a lease component, which is the right to use the specified ship, and a non-lease component, which is the operation and maintenance of the ship. Technical management service components are accounted for in accordance with IFRS 15 and the lease components are accounted for in accordance with IFRS 16. The service elements are recognized as revenue as the service is being delivered (over time), and the timing of this coincides with timing of revenue recognized for the leasing element as per IFRS 16.

The company’s accounting policies for its revenue streams are disclosed in detail in Note 2 below.

Vessel Lives

The company estimates the average useful life of a vessel to be 20 years.  The actual life of a vessel may be different, and the useful lives of the vessels are reviewed at fiscal year-end, with the effect of any changes in estimate accounted for on a prospective basis.  New regulations, market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods.

The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking and the cost of the scrubber less impairment, if any, or, as is the case with ships acquired in the second-hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years.  The depreciation per day is calculated based on a vessel’s original cost less a residual value which is equal to the product of such vessel’s lightweight tonnage and an estimated scrap rate per ton.  Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The vessels are required by their respective classification societies to go through a drydock at regular intervals.  In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2½ years. Depreciation of scrubbers, determined on the same basis as other property assets, commences when the assets are ready for their intended use (i.e., from the actual installation and through 2022).

Carrying Value and Impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use.  The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.  Each of the company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.  In instances where a vessel is considered impaired, it is written down to its recoverable amount.  In instances where a vessel’s recoverable amount is above its carrying value and the vessel has been subject to impairment charges in prior years, the vessel’s carrying value is adjusted to its recoverable amount, though not to an extent higher than the carrying amount that would have been determined had no impairment charges been recognized in prior years.  In evaluating impairment or reversal of prior impairment charges under IFRS, we consider the higher of (i) fair market value less cost of disposal and (ii) the present value of the future cash flows of a vessel, or “value in use.”  The fair market value of our vessels is monitored by obtaining charter-free broker valuations as of specific dates.  This assessment has been made at the individual vessel level.

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

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings, (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states, (v) changes in our vessels’ relative exposure to the spot and time charter markets and (vi) the prevalence of profit sharing arrangements in our time charter contracts.  Please see our risk factors under the headings “Vessel values and charter rates are volatile.  Significant decreases in values or rates could adversely affect our financial condition and results of operations” and “The highly cyclical nature of the tanker industry may lead to volatile changes in spot or time charter rates from time to time, which may adversely affect our earnings” in Item 3.D of this report for a discussion of additional risks relating to the volatility of charter rates.

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

In 2019, we did not perform an impairment test because we concluded that there were no indicators of impairment or reversal of prior impairment. The key factors evaluated included the development in estimated values for our tankers, market conditions, our estimated WACC and the carrying amount of our net assets compared to our market capitalization as of December 31, 2019.

In the third quarter of 2018, we recorded an impairment charge of $3.5 million related to the agreed upon sale of DHT Cathy and DHT Sophie. The impairment charge reflected the difference between the carrying value of the vessels and the estimated net sales price. The sale was agreed to in October 2018 and the vessels were delivered to the buyer in December 2018.

In the fourth quarter of 2017, we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $7.9 million and a reversal of prior impairment totaling $7.4 million. The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.57%. As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current Forward Freight Agreements (“FFA”) for the first two years, estimated by Marex Spectron, and (b) the 25-year historical average spot rates as reported by Clarksons Shipping Intelligence thereafter.  The company’s decision to use FFA rates for the first two years was based on the company’s increased exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The company’s determination to use historical average spot rates rather than time charter rates was based on the company’s increased exposure to the spot market, as well as the increased prevalence of profit sharing arrangements in time charter contracts, the upside of which are not reflected in historical time charter rates, rendering historical time charter rates less useful for predicting future time charter earnings. The company’s determination to use the 25-year historical average for spot rates was based on the company’s belief that such time period provides a rate that is most representative of longer term performance as it mitigates the impact of the highly cyclical nature of the tanker industry.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the VLCCs was $15,154 per day for the first year and $21,349 per day for the second year.  Thereafter, the time charter equivalent rate used for the VLCCs was $40,347.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the Aframaxes was $1,368 per day for the first year and $6,363 per day for the second year.  Thereafter, the time charter equivalent rates used for the Aframaxes was $24,705 per day.  The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2025 for VLCCs built in 2015 and later and $1,400 per day has been added through 2021 for VLCCs built between 2011 and 2014. For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the impairment charge would have been $55.8 million. If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $104.5 million. Had we used the one-, five-, and ten-year historical average for the average spot rate from year three for the expected life of the vessels, the impairment charge would have been $166.4 million, $124.8 million and $85.5 million, respectively. Also, had we used the three-year historical average for the average spot rate from year three for the expected life of the vessels, the reversal of prior impairment charge would have been $17.1 million.

In the first quarter of 2017, we recorded an impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix which was agreed to be sold.  The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price.  The vessels were delivered to the buyers in May 2017 and June 2017, respectively.

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2019.

Vessel	Built	Vessel Type	Purchase Month	Carrying Value (12/31/2019)	Estimated Charter-Free Fair Market Value* (12/31/2019)
(Dollars in thousands)
DHT Raven	2004	VLCC	Apr. 2017	27,847	40,000
DHT Lake	2004	VLCC	May 2017	27,893	40,000
DHT Condor	2004	VLCC	May 2014	34,966	40,000
DHT Falcon	2006	VLCC	Feb. 2014	35,755	43,000
DHT Scandinavia	2006	VLCC	Sep. 2014	41,033	42,500
DHT Bauhinia	2007	VLCC	Jun. 2017	33,537	45,500
DHT Europe	2007	VLCC	Sep. 2014	44,219	45,500
DHT China**	2007	VLCC	Sep. 2014	46,657	45,500
DHT Hawk	2007	VLCC	Feb. 2014	38,560	46,000
DHT Edelweiss	2008	VLCC	Apr. 2017	38,635	48,500
DHT Lotus	2011	VLCC	Jun. 2017	53,233	56,500
DHT Peony	2011	VLCC	Apr. 2017	54,089	56,500
DHT Amazon	2011	VLCC	Sep. 2014	66,604	64,500
DHT Redwood	2011	VLCC	Sep. 2014	63,547	61,500
DHT Sundarbans	2012	VLCC	Sep. 2014	68,452	69,500
DHT Opal	2012	VLCC	Apr. 2017	55,388	66,500
DHT Taiga	2012	VLCC	Sep. 2014	70,016	69,500
DHT Jaguar	2015	VLCC	Nov. 2015	77,979	82,000
DHT Leopard	2016	VLCC	Jan. 2016	78,314	87,000
DHT Lion	2016	VLCC	Mar. 2016	78,479	87,000
DHT Panther	2016	VLCC	Aug. 2016	79,972	87,000
DHT Puma	2016	VLCC	Aug. 2016	80,165	87,000
DHT Tiger	2017	VLCC	Jan. 2017	81,003	92,000
DHT Stallion	2018	VLCC	Apr. 2018	77,600	96,000
DHT Colt	2018	VLCC	May 2018	77,815	96,000
DHT Bronco	2018	VLCC	Jul. 2018	78,387	99,000
DHT Mustang	2018	VLCC	Oct. 2018	79,300	99,000

*
Estimated charter-free fair market value is provided for informational purposes only.  These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel.  They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement.  Management uses these broker valuations in calculating compliance with debt covenants.  Management also uses them as one consideration point in determining if there are indicators of impairment; however management does not believe that a broker value lower than book value in itself is an indicator of impairment.  Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist.  In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2020.

**	Carrying value does not include value of time charter contracts.

As of December 31, 2019, we believe some of our vessels had charter-free fair market value less than their carrying value and some of our vessels had charter-free fair market value above their carrying value.  In aggregate, the charter-free fair market value of our vessels as of December 31, 2019 was above the carrying value by approximately $203.6 million.  The aggregate carrying value of vessels having carrying values that exceed their respective charter-free market values was $246.8 million, and the aggregate charter-free fair market value of such vessels was $241.0 million.  Please see our risk factor under the heading “The value of our vessels may be depressed in the event that we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels.  However, we concluded that no vessels had indicators of impairment or reversal of prior impairment during 2019.  For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2019, included as Item 18 of this report.

Stock Compensation

Management of the company, amongst others, receives remuneration in the form of restricted common stock that is subject to vesting conditions, which has been granted under the 2019 Incentive Compensation Plan (the “2019 Plan”) as well as, in prior years, under the 2016 Incentive Compensation Plan (the “2016 Plan”).  Equity-settled share-based payment is measured at the fair value of the equity instrument at the grant date and is expensed on a straight-line basis over the vesting period.

For the year 2019, a total of 660,000 shares of restricted stock were awarded to management pursuant to the 2019 Plan, of which 253,334 shares will vest in January 2021, 53,333 shares will vest in January 2022 and 153,333 shares will vest in January 2023. The remaining 200,000 shares will vest subject to certain market conditions prior to January 2023. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date.  The estimated fair value at grant date was equal to the share price at grant date for 460,000 shares and $3.5637 per share for 200,000 shares. For the year 2019, a total of 150,000 shares of restricted stock were awarded to the board of directors pursuant to the 2019 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2021.

For the year 2018, a total of 560,000 shares of restricted stock were awarded to management pursuant to the 2016 Plan, of which 120,000 shares will vest in January 2020, 120,000 shares will vest in January 2021 and 120,000 shares will vest in January 2022.  The remaining 200,000 shares will vest subject to certain market conditions prior to February 8, 2022. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 360,000 shares and $3.04 per share for 200,000 shares.  For the year 2018, a total of 210,000 shares of restricted stock were awarded to the board of directors pursuant to the 2016 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2020.

For the year 2017, a total of 567,000 shares of restricted stock were awarded to management and the board of directors pursuant to the 2016 Plan, of which 264,000 shares vested in February 2018 and 78,500 shares vested in February 2019, while 12,500 shares were forfeited in October 2018.  The remaining 202,000 shares will vest subject to certain market conditions prior to February 8, 2021, while 10,000 shares were forfeited in October 2018. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date, except that if a member of the board of directors ceases service on the board of directors prior to the applicable vesting date for any reason, his or her restricted stock will immediately vest in full.  The estimated fair value at grant date was equal to the share price at grant date for 355,000 shares and $2.30 per share for 212,000 shares.

For the year 2016, a total of 900,000 shares of restricted stock were awarded to management and the board of directors pursuant to the 2016 Plan, vesting in equal amounts in February 2017, February 2018 and February 2019 subject to continued employment or office, as applicable.  The estimated fair value at grant date was equal to the share price at grant date.

The foregoing description of the 2019 Plan and the 2016 Plan is qualified by reference to the full texts thereof, copies of which are filed as exhibits to this report.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues increased by $159.1 million, or 42.3%, to $535.1 million in 2019 from $375.9 million in 2018. The increase from 2018 to 2019 includes $168.3 million attributable to higher tanker rates offset by $9.2 million attributable to a 2.4% decrease in total revenue days. Total revenue days decreased from 9,706 in 2018 to 9,469 in 2019 as a result of scrubber installation on 8 vessels. Shipping revenues increased by $20.9 million, or 5.9%, to $375.9 million in 2018 from $355.1 million in 2017. The increase from 2017 to 2018 included $24.5 million attributable to a 6.9% increase in total revenue days offset by $3.6 million attributable to lower tanker rates. Total revenue days increased from 9,080 in 2017 to 9,706 in 2018 as a result of an increase in the fleet from the delivery of the following newbuildings in 2018:  DHT Bronco, DHT Colt, DHT Mustang and DHT Stallion.

Voyage expenses increased by $25.6 million to $187.5 million in 2019 from $161.9 million in 2018. The increase was due to a $26.1 million increase in bunker expenses as a result of more vessels operating in the spot market. Voyage expenses increased by $48.6 million to $161.9 million in 2018 from $113.3 million in 2017. The increase was due to a $43.6 million increase in bunker expenses from $86.5 million in 2017 to $130.1 million in 2018 resulting from higher bunker prices, as well as a $4.6 million increase in port expenses from $22.0 million in 2017 to $26.6 million in 2018, in each case a result of a 5.6% increase in operating days from 9,288 in 2017 to 9,811 in 2018. The increase in operating days was a result of an increase in the fleet from the delivery of the following newbuildings in 2018: DHT Bronco, DHT Colt, DHT Mustang and DHT Stallion.

Vessel operating expenses increased by $2.5 million to $78.3 million in 2019 from $75.8 million in 2018. The increase was due to a 0.5% increase in operating days from 9,811 in 2018 to 9,855 in 2019 and ordinary annual inflation. Vessel operating expenses increased by $3.4 million to $75.8 million in 2018 from $72.4 million in 2017. The increase was due to a 5.6% increase in operating days attributable to an increase in the fleet from the delivery of the following newbuildings in 2018: DHT Bronco, DHT Colt, DHT Mustang and DHT Stallion.

Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $12.1 million to $115.6 million in 2019 from $103.5 million in 2018. The increase resulted from additional depreciation related to scrubbers of $5.7 million and increased depreciation related to vessels and drydocking of $6.0 million. The increase in depreciation related to vessels and drydocking was due to depreciation for the full year for the four newbuildings delivered in 2018. Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $6.7 million to $103.5 million in 2018 from $96.8 million in 2017. The increase was due to a 5.6% increase in operating days attributable to an increase in the fleet from the delivery of the four newbuildings in 2018.

There were no impairment charges or reversals of prior impairment charges in 2019. Impairment charges totaled $3.5 million in 2018 due to the sale of the two Aframaxes, DHT Cathy and DHT Sophie. Impairment charges totaled $8.5 million in 2017, of which $8.0 million was due to the sale of the VLCCs DHT Ann, DHT Phoenix and DHT Utik. Please refer to “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies—Carrying Value and Impairment” for a discussion of the key reasons for the impairment charges in 2019, 2018 and 2017.

General and administrative expenses in 2019 was $14.8 million (of which $2.5 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $15.1 million in 2018 (of which $2.5 million was non-cash cost related to restricted share agreements for our management and board of directors) and $17.2 million in 2017 (of which $4.8 million was non-cash cost related to restricted share agreements for our management and board of directors). The decrease from 2017 to 2018 was due to a $2.3 million decrease in non-cash cost related to restricted share agreements for our management and board of directors.

General and administrative expenses for 2019, 2018 and 2017 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $65.1 million in 2019 compared to $63.1 million in 2018. The increase includes a non-cash loss of $9.9 million in 2019 compared to a non-cash loss of $5.2 million in 2018 related to interest rate derivatives and increased interest expenses of $1.1 million, offset by a non-cash finance expense of $3.6 million in 2018 related to the private exchange of our convertible senior notes due 2019, and increased interest income of $0.7 million in 2019. Net financial expenses were $63.1 million in 2018 compared to $36.6 million in 2017. The increase includes a non-cash finance expense of $4.3 million in connection with the refinancing of certain of our secured credit facilities described below, a non-cash finance expense of $3.6 million in connection with the private exchange of convertible senior notes due 2019, a non-cash loss of $5.2 million in 2018 compared to a non-cash gain of $2.2 million in 2017 related to interest rate derivatives, together with the effect of $189.2 million of increased borrowings in connection with an increase in the fleet and an increase in three-month LIBOR from January 1, 2018 to December 31, 2018 of 64.7% from 1.70% to 2.80%.

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

In January 2017, our board of directors approved the repurchase through March 2018 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2017, the company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0% of the face amount.  In March 2018, our board of directors approved the repurchase through March 2019 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2018, we repurchased and retired 1,228,440 shares of our common stock in the open market at an average price of $4.07 per share.  In March 2019, our board of directors approved a repurchase through March 2020 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws. In 2019, the company repurchased and retired 725,298 shares of common stock in the open market at an average price of $4.47 per share. In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time.  All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares.

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

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 – March 31, 2015	$13.9 million	$0.15	May 13, 2015	May 22, 2015
April 1 – June 30, 2015	$13.9 million	$0.15	Aug. 12, 2015	Aug. 20, 2015
July 1 – Sep. 30, 2015	$16.7 million	$0.18	Nov. 17, 2015	Nov. 25, 2015
Oct. 1 – Dec. 31, 2015	$19.7 million	$0.21	Feb. 16, 2016	Feb. 24, 2016
Jan. 1 – March 31, 2016	$23.3 million	$0.25	May 16, 2016	May 25, 2016
April 1 – June 30, 2016	$21.5 million	$0.23	Aug. 24, 2016	Aug. 31, 2016
July 1 – Sep. 30, 2016	$1.9 million	$0.02	Nov. 16, 2016	Nov. 23, 2016
Oct. 1 – Dec. 31, 2016	$7.6 million	$0.08	Feb. 14, 2017	Feb. 22, 2017
Jan. 1 – March 31, 2017	$10.1 million	$0.08	May 22, 2017	May 31, 2017
April 1 – June 30, 2017	$2.8 million	$0.02	Aug. 24, 2017	Aug. 31, 2017
July 1 – Sep. 30, 2017	$2.8 million	$0.02	Nov. 28, 2017	Dec. 6, 2017
Oct. 1 – Dec. 31, 2017	$2.8 million	$0.02	Feb. 20, 2018	Feb. 28, 2018
Jan. 1 – March 31, 2018	$2.9 million	$0.02	May 21, 2018	May 30, 2018
April 1 – June 30, 2018	$2.9 million	$0.02	Aug. 24, 2018	Aug. 31, 2018
July 1 – Sep. 30, 2018	$2.9 million	$0.02	Nov. 16, 2018	Nov. 23, 2018
Oct. 1 – Dec. 31, 2018	$7.1 million	$0.05	Feb. 19, 2019	Feb. 26, 2019
Jan. 1 – March 31, 2019	$11.4 million	$0.08	May 21, 2019	May 28, 2019
April 1 – June 30, 2019	$2.8 million	$0.02	Aug. 22, 2019	Aug. 29, 2019
July 1 – Sep. 30, 2019	$7.3 million	$0.05	Nov. 7, 2019	Nov. 14, 2019
Oct. 1 – Dec. 31, 2019	$47.0 million	$0.32	Feb. 18, 2020	Feb. 25, 2020

Although market conditions have remained strong recently, the cash flow from the operations of our vessels in 2020 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

Working capital, defined as total current assets less total current liabilities, was $88.0 million at December 31, 2019 compared to $69.6 million at December 31, 2018. The increase in working capital in 2019 resulted from an increase in accounts receivables and accrued revenues of $47.6 million offset by a decrease in cash and cash equivalents of $27.6 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents was $67.4 million at December 31, 2019 and $94.9 million at December 31, 2018. In 2019, net cash provided by operating activities was $156.0 million, net cash used in investing activities was $53.4 million (related to investment in vessels) and net cash used in financing activities was $130.2 million (comprising $156.4 million related to repayment of long-term debt, $28.7 million related to cash dividends paid, $6.4 million related to repayment of our convertible senior notes due 2019 and $3.2 million related to repurchase of shares offset by $65.0 million related to issuance of long-term debt).

Working capital, defined as total current assets less total current liabilities, was $69.6 million at December 31, 2018 compared to $84.1 million at December 31, 2017. The decrease in working capital in 2018 was due to an increase in current portion long-term debt due to the reclassification of our convertible senior notes due 2019 from long-term debt to short-term debt. The cash and cash equivalents was $94.9 million at December 31, 2018 and $77.3 million at December 31, 2017. In 2018, net cash provided by operating activities was $54.0 million, net cash used in investing activities was $188.2 million (related to investments in vessels under construction of $223.0 million and investments in vessels of $11.8 million offset by proceeds from sale of vessels of $46.4 million) and net cash provided by financing activities was $151.8 million (related to issuance of long-term debt of $577.7 million and issuance of convertible senior notes due 2021 of $38.9 million offset by repayment of long-term debt of $448.3 million, cash dividends paid of $11.5 million and purchase of treasury shares of $5.0 million).

In 2019, net cash provided by operating activities was $156.0 million compared to $54.0 million in 2018. The increase resulted from net income of $73.7 million in 2019 compared to a net loss of $46.9 million in 2018, an increase of $12.1 million related to depreciation and amortization and an increase of $4.7 million related to fair value loss on derivative financial liabilities, offset by $3.6 million related to amortization of upfront fees, $3.6 million related to purchase of convertible bond, $3.5 million related to impairment charges, and $24.6 million related to changes in operating assets and liabilities. Changes in operating assets and liabilities resulted from changes in accounts receivables and accrued revenues of $22.2 million, accounts payable and accrued expenses of $9.3 million and capitalized voyage expenses of $2.8 million, offset by $8.1 million related to bunkers, lube oil and consumables, $0.9 million related to deferred shipping revenues and $0.6 million related to prepaid expenses. In 2018, net cash provided by operating activities was $54.0 million compared to $101.8 million in 2017. This decrease was due to a net loss of $46.9 million in 2018 compared to net income of $6.6 million in 2017 and $6.1 million related to changes in operating assets and liabilities offset by $11.8 million related to items included in net income not affecting cash flows. Changes in operating assets and liabilities resulted from changes in accounts receivables and accrued revenues, capitalized voyage expenses, prepaid expenses, accounts payables and accrued expenses, deferred shipping revenues and bunkers, lube oils and consumables.  Net cash used in investing activities was $53.4 million in 2019 compared to $188.2 million in 2018. In 2019, investing activities related to investments in vessels of $53.8 million and investments in property, plant and equipment of $0.1 million offset by $0.5 million related to dividend received from the associated company. Net cash used in investing activities was $188.2 million in 2018 compared to $186.5 million in 2017. In 2018, investing activities related to investment of $223.0 million in vessels under construction, $11.8 million related to investment in vessels and $0.1 million related to investment in property, plant and equipment offset by $46.4 million related to sale of vessels and $0.4 million related to dividend received from the associated company. Net cash used in financing activities was $130.2 million in 2019 compared to net cash provided by financing activities of $151.8 million in 2018. Net cash used in financing activities in 2019 was $130.2 million comprising $156.4 million related to repayment of long-term debt, $28.7 million related to cash dividends paid, $6.4 million related to repayment of convertible senior notes due 2019 and $3.2 million related to purchase of treasury shares offset by $65.0 million related to issuance of long-term debt. Net cash provided by financing activities in 2018 was $151.8 million compared to net cash provided by financing activities of $52.7 million in 2017. Net cash provided by financing activities in 2018 was $151.8 million comprising $577.7 million related to issuance of debt and $38.9 million related to issuance of convertible bonds offset by $448.3 million related to repayment of long-term debt, $11.5 million related to cash dividends paid and $5.0 million related to repurchase of shares. We had $851.0 million of total debt outstanding at December 31, 2019, compared to $967.3 million at December 31, 2018 and $786.2 million at December 31, 2017.

During 2020, one of our vessels, DHT Jaguar, is required to be drydocked. In addition, 6 vessels, DHT Europe, DHT Scandinavia, DHT Opal, DHT Edelweiss, DHT Redwood and DHT Bauhinia, are scheduled for scrubber installations and 4 vessels are scheduled for installation of ballast water treatment systems. We estimate our 2020 capital expenditures to be $1.9 million for drydock, $12.8 million related to the scrubber installations and $6.4 million related to installation of ballast water treatment systems scheduled in 2020. We have secured a total of $45 million in financing related to the scrubber installations, of which $13.5 million is still at our disposal as of December 31, 2019. We plan to finance the remaining balance for the scrubber installations and our other planned capital expenditures through our internal financial resources.

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

Nordea BW VLCC Acquisition Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN AMRO, Danish Ship Finance, ING, SEB and Swedbank as lenders, several special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Nordea BW VLCC Acquisition Credit Facility”), for the financing of the cash portion of the acquisition of BW’s VLCC fleet as well as the remaining installments under the two newbuilding contracts.  $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bear interest at a rate equal to LIBOR + 2.40%.  The credit facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers.  The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility also contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings.  Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by one approved broker). Subsequent to the sale of DHT Utah in November 2017 and DHT Utik in January 2018, the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018 and the prepayment of DHT Lake and DHT Raven in November 2019, the quarterly installments are $4.2 million with a final payment of $119.3 million in the second quarter of 2023.

In September 2018, DHT secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million Nordea BW VLCC Acquisition Credit Facility. Borrowings under the increased facility bear the same interest rate equal to LIBOR + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the scrubber financing tranche of the Nordea BW VLCC Acquisition Credit Facility was reduced to $45 million. As of December 31, 2019, a total of $31.5 million was drawn and $13.5 million was available. The facility will have quarterly installments of $2.25 million commencing second quarter 2020. The terms and conditions are unchanged from the existing facility.

2018 ABN AMRO Credit Facility

In April 2018, we entered into a $484 million credit facility between and among ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “2018 ABN AMRO Credit Facility”), for the financing of eleven VLCCs and two newbuildings as part of our April 2018 refinancing. Borrowings bear interest at a rate equal to LIBOR + 2.40% and the loan is repayable in quarterly installments of $8.3 million through the second quarter of 2024 and a final payment of $286.1 million with the last installment. The credit facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker). The credit facilities refinanced in connection with our April 2018 refinancing are described in detail below.

ABN AMRO Revolving Credit Facility

In November 2016, we entered into a secured five-year $50.0 million revolving credit facility between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of its affiliates, as lender, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “ABN AMRO Revolving Credit Facility”), to be used for general corporate purposes including security repurchases and acquisitions of ships. The financing bears interest at a rate equal to LIBOR + 2.50%. In April 2018, we entered into an agreement with ABN AMRO to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, we entered into an agreement with ABN AMRO to amend the repayment terms under the ABN AMRO Revolving Credit Facility by reducing the quarterly repayment installments thereunder from $1.8 million to $1.3 million. Other terms and conditions remain the same.  The credit facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. As of December 31, 2019, there were no amounts outstanding under the ABN AMRO Revolving Credit Facility. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Credit Facilities Refinanced or Repaid in 2018

As part of our April 2018 refinancing, we refinanced our $302 million secured credit facility entered into in December 2014 with Nordea, DNB and DVB as lenders, several special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Nordea Samco Credit Facility”), for the refinancing of the DHT Europe, DHT China, DHT Amazon, DHT Redwood, DHT Sundarbans and DHT Taiga as well as the financing of the DHT Condor.  Borrowings initially bore interest at a rate equal to LIBOR + 2.50% and were repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. In July 2016, the credit facility was amended whereby the DHT Amazon and the DHT Europe were replaced by DHT Hawk, DHT Falcon and DHT Eagle, and the quarterly installments changed to $5.8 million with a final payment of $190.4 million in December 2019. Subsequent to the repayment of $16.4 million in connection with the sale of the DHT Eagle in December 2017, the quarterly installments were $5.0 million with a final payment of $180.1 million in December 2019. The Nordea Samco Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea Samco Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The Nordea Samco Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The Nordea Samco Credit Facility also contained a covenant requiring that at all times the charter-free market value of the vessels that secured the Nordea Samco Credit Facility be no less than 135% of borrowings. The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $200,000 thousand, the value adjusted tangible net worth should be at least 25% of the value adjusted total assets and unencumbered consolidated cash should be at least the higher of (i) $20,000 thousand and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by one approved broker).

Also as part of our April 2018 refinancing, we refinanced our credit facility between and among ABN AMRO, DVB and Nordea as lenders, three special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “2014 ABN AMRO Credit Facility”) entered into in June 2014.  The borrowers were permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility.  The ABN AMRO Credit Facility was for a five-year term from the date of the first drawdown, but in any event the final maturity date would be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings bore interest at a rate equal to LIBOR + 2.60% and each tranche was repayable in 20 quarterly installments totaling approximately $2.0 million and a final payment of $31.3 million in the first quarter of 2021 and $60.2 million in the third quarter of 2021 (assuming no additional repayments discussed below). In addition, for the first three years, each of the three borrowers was required to make additional repayments of a variable amount equal to “free cash flow” in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow was defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The ABN AMRO Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the ABN AMRO Credit Facility be no less than 135% of borrowings.  The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth should be at least 25% of value adjusted total assets and unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Also as part of our April 2018 refinancing, we refinanced the Nordea/DNB Newbuilding Credit Facility, which allowed borrowings up to $82.5 million to fund the acquisition of two VLCCs to be constructed at HHI. The Nordea/DNB Newbuilding Credit Facility was between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Nordea/DNB Newbuilding Credit Facility”).  The Nordea/DNB Newbuilding Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances. Borrowings bore interest at a rate equal to LIBOR + 2.50% and were repayable in 20 quarterly installments of $1.0 million each commencing three months after drawdown and a final payment of $61.9 million at final maturity. The Nordea/DNB Newbuilding Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea/DNB Newbuilding Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Newbuilding Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The credit facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the Nordea/DNB Newbuilding Credit Facility be no less than 135% of borrowings.  The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

In December 2018, in connection with the sale of DHT Cathy and DHT Sophie, we repaid in full our $50.0 million credit facility entered into in October 2015 to fund the acquisitions of one of the VLCCs to be constructed at HHI, between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a special-purpose wholly owned vessel-owning subsidiary as borrower, and DHT Holdings as guarantor (the “Nordea/DNB Credit Facility”).  The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015. The Nordea/DNB Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Initial borrowings bore interest at a rate equal to LIBOR + 2.25% and was repayable in 10 semiannual installments of $0.6 million, each commencing three months after drawdown and a final payment of $37.5 million at final maturity. In September 2016, the remaining four vessels financed under the RBS Credit Facility (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the Nordea/DNB Credit Facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bore interest at a rate equal to LIBOR + 2.75% and were repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris and DHT Ann in 2017, the separate tranche was repayable in quarterly installments of $0.4 million with a final payment of $6.9 million in August 2019. The Nordea/DNB Credit Facility was secured by, among other things, a first-priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Nordea/DNB Credit Facility contained a covenant requiring that at all times the charter-free market value of the vessel that secured the Nordea/DNB Credit Facility be no less than 135% of borrowings. The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero. “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019

In September 2014, in connection with the acquisition of the shares in Samco, the company issued $150 million aggregate principal amount of convertible senior notes due 2019 in a private placement to institutional accredited investors.  The net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses) were used, along with the net proceeds of the September 2014 registered direct offering of common stock and cash on hand, to fund the acquisition of shares in Samco. DHT paid interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes due 2019 were convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes due 2019 was $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2019), subject to customary anti-dilution adjustments. On October 1, 2019, holders of $26,434,000 in aggregate principal amount exercised their right to convert their notes into shares at the conversion price of $6.0216 per share. As a result, the company issued 4,389,858 shares of common stock. The remaining $6,426,000 in aggregate principal amount was repaid in cash.

Convertible Senior Notes due 2021

In August 2018, the company entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the company’s new 4.5% convertible senior notes due 2021 for gross proceeds of approximately $41.6 million and net proceeds of approximately $38.9 million (after the payment of placement agent expenses). The company also entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principle amount of the convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of the company’s new 4.5% convertible senior notes due 2021. Upon the completion of such private exchanges and private placement, the aggregate principal amount outstanding of convertible senior notes due 2021 was $125.0 million. DHT pays interest at fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes due 2021 are convertible at the option of the holder and may be converted at any time prior to the business day immediately preceding the maturity date of the convertible senior notes due 2021 as specified in the 2021 Notes Indenture. Upon conversion, holders will receive shares of the company’s common stock. The initial conversion price for the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021), subject to customary anti-dilution adjustments. In December 2019, $1,000 principal amount of convertible senior notes due 2021 was converted into 167 shares of DHT common stock.  As a result, the aggregate principal amount outstanding of convertible senior notes due 2021 was $124,999,000 as of March 19, 2020.  The conversion price is subject to adjustment based on cash dividends paid on our common stock.  As a result of a cash dividend paid on February, 25 2020, as of March 19, 2020, the conversion price was $5.6468 per share of common stock.  Based on such adjusted conversion price, the total number of shares to be issued upon conversion would be 22,136,254 shares.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2019, our long-term contractual obligations were as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Long-term debt (1)	$143,994	$225,604	$93,584	$223,532	$306,932	$—	$993,646
Vessel upgrade (2)	$1,079	$—	$—	$—	$—	$—	$1,079
Total	$145,072	$225,604	$93,584	$223,532	$306,932	$—	$994,725

(1)
Amounts shown include contractual installment and interest obligations on $436.3 million under the ABN AMRO Credit Facility, $56.1 million under the Credit Agricole Credit Facility, $39.0 million under the Danish Ship Finance Credit Facility, $209.6 million under the Nordea BW VLCC Acquisition Credit Facility and $125.0 million under the convertible senior notes. The interest obligations have been determined using a LIBOR of 2.00% per annum plus margin. The interest on $436.3 million is LIBOR + 2.40%, the interest on $56.1 million is LIBOR + 2.19%, the interest on $39.0 million is LIBOR + 2.25%, the interest on $209.6 million is LIBOR + 2.40% and the interest on $125.0 million is 4.50%. Also, the nine floating-to-fixed interest rate swaps with a notional amount totaling $379.9 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR have been included. The interest on the balance outstanding is generally payable quarterly and in some cases semiannually. We have also included commitment fees for the undrawn $47.6 million ABN AMRO Revolving Credit Facility and the undrawn $46.7 million of the Nordea BW VLCC Acquisition Credit Facility.

(2)	Amounts shown include contractual obligations related to scrubber equipment only and are subject to changes in foreign exchange and installation expense.

Due to the uncertainty related to the market conditions for oil tankers, we can provide no assurances that our cash flow from the operations of our vessels will be sufficient to cover our vessel operating expenses, vessel capital expenditures, including installments on our newbuildings ordered, interest payments and contractual installments under our secured credit facilities, insurance premiums, vessel taxes, general and administrative expenses and other costs, and any other working capital requirements for the short term.  Our longer-term liquidity requirements include increased repayment of the principal balance of our secured credit facilities.  We may require new borrowings or issuances of equity or other securities to meet this repayment obligation.  Alternatively, we can sell assets and use the proceeds to pay down debt.

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position.  Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets.  Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR.  As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2019 by approximately $3.6 million based upon our debt level as of December 31, 2019.  There are no material changes in market risk exposures from 2018 to 2019.  The notional amount as of December 31, 2019 includes the $125.0 million principal amount of the convertible senior notes due 2021 which have a fixed interest rate of 4.50%.

As of December 31, 2019, we were party to nine floating-to-fixed interest rate swaps with a notional amount totaling $379.9 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR.  As of December 31, 2019, we recorded a liability of $15.6 million relating to the fair value of the swaps.  The change in fair value of the swaps in 2019 has been recognized in our income statement.  The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date.  We use swaps as a risk management tool and not for speculative or trading purposes.  For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2019, included as Item 18 of this report.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	64	Class III Director and Chairman
Einar Michael Steimler	71	Class II Director
Joseph H. Pyne	72	Class II Director
Jeremy Kramer	58	Class I Director
Susan Reedy	46	Class I Director
Svein Moxnes Harfjeld	55	Co-Chief Executive Officer
Trygve P. Munthe	58	Co-Chief Executive Officer
Laila Cecilie Halvorsen	45	Chief Financial Officer

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

Einar Michael Steimler—Director.  Mr. Einar Michael Steimler has over 45 years of experience in the shipping industry.  From 2008 to 2011 he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International.  He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until the end of 2007.  Mr. Steimler serves as a non-executive director on the board of Scorpio Bulkers, Inc.  From 1998 to 2010, Mr. Steimler served as a Director of Euronav.  He was also Managing Director of Euronav from 1998 to 2000.  He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm.  He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics and a degree in Marketing.  Mr. Steimler is a resident and citizen of Norway.

Joseph H. Pyne—Director. Mr. Joseph H. Pyne is the Chairman of Kirby Corporation and served as the Chief Executive Officer of Kirby from 1995 to April 29, 2014.  Mr. Pyne served as Executive Vice President from 1992 to 1995 and also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999.  He served at Northrop Services, Inc. and served as an Officer in the Navy. He was a director of the Genesee & Wyoming Railroad until December 2019 and serves as a Member of the Board of Trustees of the Webb Institute.  Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina.  Mr. Pyne is a resident and citizen of the U.S.

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

Susan Reedy—Director.  Ms. Susan Reedy has over 19 years of corporate legal experience.  She is currently Head of Legal–Special Projects for BW Group and served as Deputy Managing Director & General Counsel of BW Ventures from 2011–2016.  Prior to that Ms. Reedy was an Associate counsel at Conyers, Dill & Pearman where she advised shipping and energy clients and prior to that was a Partner in the corporate department of Owen, Bird.  Ms. Reedy received her Juris Doctor and Bachelor of Arts degrees from the University of Victoria, Canada and studied international law at the University of Utrecht, Netherlands.  She is called to the Bar in Bermuda and Canada and has served on the Women’s Oil & Gas Council Committee as well as on the Boards of various private companies.  Ms. Reedy is a resident of Bermuda and citizen of Canada.

Svein Moxnes Harfjeld—Co-Chief Executive Officer.  Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010.  Mr. Harfjeld has 30 years of experience in the shipping industry.  He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping.  Previously he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K.  He started his shipping career with The Torvald Klaveness Group.  Mr. Harfjeld is a citizen of Norway.

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

DIRECTORS’ COMPENSATION

During the year ending December 31, 2019, we paid the members of our board of directors aggregate cash compensation of $633,548. In addition, in January 2020, our directors were awarded an aggregate of 150,000 shares of restricted stock pursuant to the 2019 Plan. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

During the year ending December 31, 2019, we paid our executive officers aggregate cash compensation of $2,884,222. An aggregate amount of $35,510 was accrued on our chief financial officer’s behalf for pension and retirement benefits. These amounts have been translated from the Norwegian kroner at an exchange rate of 1 United States dollar to 8.8037 Norwegian kroner. In addition, in January 2020, our executive officers were awarded an aggregate of 540,000 shares of restricted stock for the year 2019 pursuant to the 2019 Plan with certain vesting conditions.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen that set forth their rights and obligations as our co-chief executive officers, in the case of Mr. Harfjeld and Mr. Munthe, and chief financial officer, in the case of Ms. Halvorsen.  Mr. Harfjeld’s and Mr. Munthe’s employment agreements with DHT Management Ptd. Ltd. (together, the “Prior Employment Agreements”) were terminated effective as of October 31, 2019, pursuant to termination agreements between such parties, and effective as of November 1, 2019, each of Mr. Harfjeld and Mr. Munthe entered into an employment agreement with DHT Management S.A.M. (together, the “2019 Employment Agreements”).  Neither Mr. Harfjeld nor Mr. Munthe received severance benefits in connection with entering into his respective termination agreement.

Either the executive or the company may terminate the employment agreements (including both the Prior Employment Agreements and the 2019 Employment Agreements) for any reason and at any time, subject to certain provisions of the employment agreements described below.

Under both the Prior Employment Agreements and the 2019 Employment Agreements, Mr. Harfjeld and Mr. Munthe are each entitled to the following severance benefits, unless otherwise noted.  In the event that we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment other than for “cause” (as defined in each executive’s employment agreement), subject to the executive’s execution of certain employment termination agreements and the executive’s compliance with certain requests from us related to termination as well as with certain restrictive covenants, we will continue to pay such executive’s base monthly salary and, under the 2019 Employment Agreements, the executive’s monthly director fee for service as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement).  In the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a “change of control” (as defined in each executive’s employment agreement) for “good reason” (as defined in each executive’s employment agreement), then we will continue to pay such executive officer his base monthly salary and, under the 2019 Employment Agreements, the executive’s monthly director fee for services as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement).  In addition, in the event that either Mr. Harfjeld or Mr. Munthe terminated his employment within six months following a change of control for good reason, under the Prior Employment Agreements, such executive would have been entitled to 100% of his bonus, prorated for the actual period he worked during the year of termination, and all of his granted but unvested shares would have vested immediately and become exercisable.  Under the 2019 Employment Agreements, in the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control for good reason, such executive will be entitled to his target bonus (as provided for in such employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but unvested shares will vest immediately and become exercisable, provided that if there is no applicable target bonus, the bonus payment will be calculated as 100% of salary and director fees.

In the event that we terminate Ms. Halvorsen’s employment other than due to summary dismissal or her reaching the company’s age limit, we will continue to pay her base salary through the first anniversary of such date of termination.  In the event that Ms. Halvorsen terminates her employment following a change of control (as defined in her employment agreement) as a consequence of the change in control, we will continue to pay her base salary through the first anniversary of such date of termination.

Pursuant to each executive’s employment agreement (including both the Prior Employment Agreements and the 2019 Employment Agreements), each of Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen has agreed (i) to protect our confidential information and (ii) during the term of the agreements, and for a period of one year following his or her termination, to abide by certain non-competition and non-solicitation restrictions.   Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment will fully and wholly be given to us.

We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen pursuant to which we have agreed to indemnify each executive substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Incentive Compensation Plan

We currently maintain one equity compensation plan, the 2019 Incentive Compensation Plan (the “2019 Plan”).  The 2019 Plan was approved by our stockholders at our annual meeting on June 12, 2019.

The 2019 Plan was established to promote the interests of the company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our company.  The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2019 Plan is 3,000,000. The aggregate number of shares of our common stock that have been granted under the 2019 Plan is 810,000, which does not include shares with respect to non-vested awards.

The following description of the 2019 Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

Awards

The 2019 Plan provides for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, or “NSOs,” restricted share awards, restricted stock units, or “RSUs,” cash incentive awards, dividend equivalents and other equity-based or equity-related awards.

Plan administration

The 2019 Plan is administered by the compensation committee of our board of directors or such other committee as our board of directors may designate to administer the 2019 Plan. Subject to the terms of the 2019 Plan and applicable law, the compensation committee has sole and plenary authority to administer the 2019 Plan, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award in response to changes in tax law or unforeseen tax consequences of such awards and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the 2019 Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2019 Plan is 3,000,000.  If an award granted under the 2019 Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the 2019 Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the 2019 Plan and awards under the 2019 Plan as it deems equitable or desirable in its sole discretion.

For a description of the terms of the shares of restricted stock awarded under the 2019 Plan see, “Item 5. Operating and Financial Review and Prospects—Stock Compensation.”

Amendment and termination of the 2019 Plan

Subject to any government regulation and to the rules of the NYSE or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the 2019 Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval will be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the 2019 Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the 2019 Plan or (ii) modify the requirements for participation under the 2019 Plan.  No modification, amendment or termination of the 2019 Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the 2019 Plan or by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary.

Change of control

The 2019 Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control (as defined in the 2019 Plan), unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

•	all options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested as of immediately prior to the change of control;

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

Term of the 2019 Plan

No award may be granted under the 2019 Plan after June 12, 2022, the third anniversary of the date the 2019 Plan was approved by our stockholders.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors.  Our board is currently composed of five directors, four of whom are independent under the rules of the NYSE applicable to U.S. companies.  Ms. Susan Reedy is not independent under those rules solely because she is an employee of BW Group, which in 2017 engaged in the transaction with us described below under “Item 7.  Major Stockholders and Related Party Transactions.”  Notwithstanding that, as a foreign private issuer under the rules of the NYSE, we have elected to add Ms. Susan Reedy to our board’s compensation committee, as set forth below.

To promote open discussion among the directors, our directors meet in regularly scheduled and ad hoc executive session without participation of management and will continue to do so in 2020.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term.  Mr. Erik Lind was initially elected in July 2005.  Mr. Einar Michael Steimler was initially appointed in March 2010.  Mr. Joseph H. Pyne was initially appointed in September 2015.  Mr. Jeremy Kramer was initially elected in June 2017.  Ms. Susan Reedy was initially appointed in November 2017.  The term of our Class I directors, Mr. Kramer and Ms. Reedy, expires in 2020, the term of our Class III director, Mr. Lind, expires in 2021 and the term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2022.  Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 12, 2019 and Mr. Lind was re-elected as our Class III director at our annual stockholders meeting on June 14, 2018.

Pursuant to the VAA, and in accordance with the Investor Rights Agreement between DHT and BW Group dated April 20, 2017 (the “IRA”),  Ms. Susan Reedy (Head of Legal—Special Projects of BW Group) was designated by BW Group and appointed to the company’s board of directors. Additionally, Ms. Susan Reedy was appointed to the compensation committee.

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

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC.  The members of the compensation committee are Mr. Pyne (chairperson), Ms. Reedy, Mr. Kramer and Mr. Steimler.

The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of our board of directors in accordance with criteria approved by the board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman.  The members of the nominating and corporate governance committee are Mr. Steimler (chairperson), Mr. Lind and Mr. Pyne.

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

As of December 31, 2019, we had 17 employees.  Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.”  See “Item 6.B.  Compensation” for a description of the company’s Incentive Compensation Plan under which employees of the company can be awarded restricted shares of the company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 19, 2020.  We have one class of common stock outstanding with each outstanding share entitled to one vote.

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

	Number of Shares of Common Stock(1)	Percentage of Shares of Common Stock(2)
Owners of more than 5% of a class of our equity securities
BW Group(3)	33,520,681	22.8%
Dimensional Fund Advisors LP(4)	10,794,962	7.3%
Renaissance Technologies LLC(5)	9,668,071	6.6%
Directors
Erik A. Lind	241,244	*
Einar Michael Steimler	202,756	*
Joseph H. Pyne	155,601	*
Jeremy Kramer	107,791	*
Susan Reedy	—	—
Executive Officers
Svein Moxnes Harfjeld	1,120,732	*
Trygve P. Munthe	1,120,000	*
Laila Cecilie Halvorsen	13,961	*
Directors and executive officers as a group (8 persons)	2,962,085	2.0%

*Less than 1%

(1)
Assumes conversion of all of the holder’s convertible senior notes at a conversion price of $5.6468  per share of common stock.  The conversion price of the convertible senior notes is subject to adjustments.  As a result, the number of shares of common stock issuable upon conversion of the convertible senior notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), using 146,945,050 shares of common stock issued and outstanding on March 19, 2020.

(3)
As of March 19, 2020.  All shares beneficially owned are shares of common stock.  All common shares issued to BW Group were issued pursuant to the VAA in connection with the acquisition of BW Group’s VLCC fleet. On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share, after which BW Group held approximately 23.3% of the total voting power of DHT capital stock and owned approximately 72% of the aggregate number of shares that BW Group received as consideration under the VAA.

(4)
Based on a Schedule 13G/A filed with the SEC on February 12, 2020 by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts.  For purposes of the reporting requirements of the Exchange Act, Dimensional was deemed to be a beneficial owner of such shares as of February 12, 2020.  As of February 12, 2020, Dimensional possessed the sole power to vote or direct the vote of 10,437,348 shares and the sole power to dispose or to direct the disposition of 10,794,962 shares.  All shares beneficially owned are shares of common stock.

(5)
Based on a Schedule 13G filed with the SEC on February 12, 2020 by Renaissance Technologies LLC (“Renaissance”), which, as an investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts.  Renaissance, as of February 12, 2020, beneficially owned such shares and possessed sole power to dispose or to direct the disposition of 9,528,851 shares and shared power to dispose or to direct the disposition of 139,220 shares.  All shares beneficially owned are shares of common stock.  Renaissance Technologies Holdings Corporation, by virtue of its majority ownership of Renaissance, beneficially owned and possessed the power to dispose or to direct the disposition of shares of DHT common stock as described herein.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders.  To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.  As of March 19, 2020, we had 26 shareholders of record, 21 of which were located in the U.S. and held an aggregate of 113,765,400 of our common shares, representing 77.4% of our outstanding common shares.  However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 113,729,242 of our common shares as of March 19, 2020.   Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

Investor Rights Agreement (“IRA”)

We have granted BW Group, as a significant minority investor in DHT, certain minority rights under the IRA. BW Group also agreed under the IRA to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder.  On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share (the “BW Group Offering”), after which BW Group held approximately 23.3% of the total voting power of DHT capital stock and owned approximately 72% of the aggregate number of shares that BW Group received as consideration under the VAA.  As a result, the Standstill Period (as defined below) has expired and certain rights and obligations of and restrictions upon BW Group and its controlled affiliates under the IRA have been terminated, including the “Standstill Obligations”, the “Limited Matching Rights”, BW Group’s obligation to support our nominees to the board of directors and the customary minority investor protections in favor of BW Group, in each case described below.

Standstill Obligations

As a result of the expiration of the Standstill Period in connection with the BW Group Offering (the “Standstill Expiration”), standstill restrictions on BW Group under the IRA have been terminated.  Prior to the BW Group Offering, the IRA imposed a standstill on BW Group, in effect until it no longer held at least 25% of the total voting power of DHT capital stock (the period ending on such date, the “Standstill Period”).  The standstill, among other things, ensured that control over DHT resides with the board of directors during the Standstill Period.  During the Standstill Period, BW Group could not take any of the following actions:

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

Limited Matching Rights

As a result of the termination of the Standstill Expiration, BW Group’s limited matching rights under the IRA have been terminated.

Prior to the Standstill Expiration, if during the Standstill Period any third party made a written tender or exchange offer to holders of DHT’s capital stock that remained open and was reasonably capable of being completed, BW Group could exercise limited matching rights to propose a counteroffer to our board of directors.

Our board of directors could determine to accept or reject the counteroffer in its sole discretion. All directors that were designated for nomination by BW Group would recuse themselves from the board’s deliberations on the counteroffer.

BW Group had the right to launch a tender offer or exchange offer comprising the terms of its counteroffer (including the terms required by the IRA) only if  (1) our board of directors rejects BW Group’s counteroffer in favor of the third-party offer and (2) the third-party offer would, if consummated, result in a change of control of DHT.

Non-Coercive Offers

On October 20, 2018 (the “Fall Away Date”), BW Group held less than 35% of DHT’s issued and outstanding common stock. As a result, as of such date, notwithstanding the Standstill Expiration, BW Group and its controlled affiliates are permitted, after a minimum of 45 days of review, consultation and good faith negotiation with our board of directors, to make a “Non-Coercive Offer” to our shareholders. As defined in the IRA, a Non-Coercive Offer is an offer to acquire all of our outstanding common stock subject to certain parameters, including that such offer must (i) not be subject to any financing condition, (ii) comply with applicable securities laws, (iii) be for consideration that is in the form of cash or of shares of capital stock of an entity publicly traded on the NYSE or the NASDAQ Stock Market with an aggregate public float equal to or greater than that of our outstanding common stock (excluding shares held by BW Group, its controlled affiliates or any 13D group to which any of them belongs), or a combination thereof, (iv) be for a premium of at least 15% to the per share volume-weighted average price of shares of our common stock as displayed under the heading VWAP Bloomberg on Bloomberg (or, if Bloomberg ceases to publish such price, a successor service to be reasonably agreed) for the 10 trading days most recently ended immediately prior to the opening of the third trading day prior to the earliest of (X) the public announcement of such offer, (Y) the public announcement of an intention to commence such offer and (Z) the communication of such offer to our board of directors by BW Group, (v) be held open for a minimum of 45 days and (vi) include a minimum tender condition of at least 50% of our outstanding common stock not owned by BW Group, its controlled affiliates or any 13D group to which any of them belongs.

Shareholder Rights Plans

Prior to the Standstill Expiration, we were not permitted to enter into any shareholder rights plan, rights agreement or any other “poison pill,” “proxy put” or other antitakeover arrangement (collectively, an “Arrangement”), if such Arrangement would restrict BW Group from engaging in any transaction, or taking any action, otherwise permitted by the Standstill exceptions as outlined in the IRA. The restrictions on such Arrangements under the IRA were terminated in connection with the BW Group Offering.  Notwithstanding the Standstill Expiration, however, until BW Group ceases to hold at least 10% of DHT common stock, we are not permitted to extend, declare or enter into any Arrangement that would restrict BW Group from consummating, or that would otherwise be triggered by, a Non-Coercive Offer by BW Group.

Minority Representation on Board of Directors and Committees

The IRA provides that nominees to the DHT board of directors will be composed of four individuals selected by DHT’s nominating and corporate governance committee plus up to two individuals that BW Group has the right to nominate as a minority shareholder.  As a result of the Standstill Expiration, BW Group lost its right to designate one of its two director nominees.  Accordingly, Mr. Anders Onarheim, formerly a Class III director, resigned in connection with the BW Group Offering.

Prior to the Standstill Expiration, BW Group was entitled to designate two director nominees while it continued to hold at least 75% of the aggregate number of shares it received as consideration under VAA.  However, BW Group is still entitled one director nominee while it continues to hold at least 40%, but less than 75%, of the aggregate number of shares it received as consideration under VAA.  If at any time BW Group does not hold at least 10% of voting power of DHT capital stock, it will lose all director nominee designation rights.

In addition, the IRA provides BW Group’s designees with representation on each committee of our board of directors, so long as these designees comprise less than half of the total number of members on each committee.

Obligation to Support DHT Nominees

As a result of the Standstill Expiration, BW Group is no longer required to support the election of, or vote against the removal of, the company’s director nominees.

Prior to the Standstill Expiration, BW Group was required to vote all of its shares of DHT common and other capital stock in favor of each of the nominating and corporate governance committee’s nominees for election to the company’s board of directors, and against any proposal for his or her removal from the board of directors.

Interested Transactions Between DHT and BW Group

BW Group is prohibited from entering into any material transaction with DHT unless the transaction is approved by the DHT board of directors, with each director that was nominated by BW Group being required to recuse himself or herself from the deliberations.  This prohibition on interested transactions remains in effect under the IRA following the BW Group Offering.

Transfer Limitations

The IRA prohibits BW Group from transferring shares of voting DHT capital stock outside of BW Group and its controlled affiliates without the prior written consent of DHT if, to BW Group’s knowledge, the acquiring party would beneficially own 15% or more of the voting power of all DHT capital stock as a result of the transfer, except in the case of a tender or exchange offer for shares of DHT capital stock that our board of directors has not recommended that shareholders reject.  The transfer limitations remain in effect under the IRA following the BW Group Offering.

Minority Investor Protections

As a result of the BW Group Offering, certain minority investor protections under the IRA in favor of BW Group expired.  Prior to the BW Group Offering, the IRA granted BW Group certain customary minority investor rights, including registration rights under applicable securities laws and approval rights over certain corporate actions, including engaging in new lines of business, taking actions to discriminate against BW Group in favor of other shareholders. These minority investor protections expired once, as a result of the BW Group Offering, BW Group no longer held at least 25% of the voting power of the DHT capital stock.

Additionally, effective as of the Fall Away Date in accordance with the IRA, BW Group no longer has the approval rights previously provided for in the IRA with regard to any merger or other transaction resulting in a change of control of DHT, or a sale of all or substantially all of DHT’s assets or stock, if the per-share value of the consideration in such transaction received by the holders of common stock is less than the per-share value implied by the sale and purchase of the vessels under the VAA (i.e., $5.37 per share, subject to an annual uptick of 10%).

The above summary of the IRA does not purport to be complete and is qualified in its entirety by the IRA, a copy of which is incorporated by reference to this report.

B.	RELATED PARTY TRANSACTIONS

Pursuant to the VAA, DHT and BW Group agreed to enter into the IRA which granted BW Group with certain minority rights in DHT (see above for a summary of these rights). In 2017 and 2018, respectively, Ms. Susan Reedy (Head of Legal – Special Projects of BW Group) and Mr. Anders Onarheim, who resigned in 2019 in connection with the BW Group Offering, were designated by BW Group and appointed to the DHT’s board of directors pursuant to the rights granted to BW Group in the IRA. For the year 2017, BW Group was assigned 19,500 shares of restricted stock that were awarded under the 2016 Plan to Mr. Carsten Mortensen and Ms. Susan Reedy (after giving effect to the forfeiture of 22,500 shares of restricted stock in connection with the resignation of Mr. Mortensen in October 2018), which vested with respect to 15,000 shares in February 2018, with respect to 2,500 shares in February 2019, subject to certain service-based vesting conditions, and with respect to 2,000 shares in May 2019, subject to certain market and service-based vesting conditions. For the year 2018, BW Group was assigned 40,000 shares of restricted stock that were awarded under the 2016 Plan to Ms. Susan Reedy, which will vest in June 2020, in each case pursuant to such directors’ employment arrangements with BW Group. For the year 2019, BW Group was assigned 30,000 shares of restricted stock that were awarded under the 2019 Plan to Ms. Susan Reedy, which will vest in June 2021.

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

Subsequent to DHT’s acquisition of the shares in Samco, the company owns 50% of Goodwood.  As of December 31, 2019, Goodwood is the technical manager for 24 of the company’s vessels.  In 2019, total technical management fees paid to Goodwood were $3.3 million.  In 2018, total technical management fees paid to Goodwood were $3.3 million.

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

Further, we have issued certain guarantees for certain of our subsidiaries. This mainly relates to our secured credit facilities, all of which are entered into by special-purpose wholly owned vessel-owning subsidiaries as borrowers and guaranteed by DHT Holdings. A summary of these secured credit facilities can be found under “Item 5.  Operating and Financial Review and Prospects—Liquidity and Sources of Capital.”

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS

See Item 18.

2.	THREE YEARS COMPARATIVE FINANCIAL STATEMENTS

See Item 18.

3.	AUDIT REPORTS

See Reports of Independent Registered Public Accounting Firm on page F-2.

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

The dividends paid related to the four quarters of 2014 amounted to $0.02, $0.02, $0.02 and $0.05 per common share, respectively.  The dividends paid related to the four quarters of 2015 amounted to $0.15, $0.15, $0.18 and $0.21 per share of common stock, respectively.  The dividends paid related to the four quarters of 2016 amounted to $0.25, $0.23, $0.02 and $0.08 per share of common stock, respectively.  The dividends paid related to the four quarters of 2017 amounted to $0.08, $0.02, $0.02 and $0.02 per share of common stock, respectively. The dividends paid related to the four quarters of 2018 amounted to $0.02, $0.02, $0.02 and $0.05 per share of common stock, respectively.  The dividends paid related to the four quarters of 2019 amounted to $0.08, $0.02, $0.05 and $0.32 per share of common stock, respectively.

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2019, we had 146,819,401 shares of common stock outstanding.  As of March 19, 2020, we had 146,945,050 shares of common stock outstanding and no shares of any class of preferred stock.  As of December 31, 2019, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

In January 2017, our board of directors approved the repurchase through March 2018 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2017, the company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0% of the face amount.  In March 2018, our board of directors approved the repurchase through March 2019 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  In 2018, we repurchased 1,228,440 shares of our common stock in the open market at an average price of $4.07 per share.  In March 2019, our board of directors approved the repurchase through March 2020 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws. In 2019, we repurchased and retired 725,298 shares of common stock in the open market at an average price of $4.47 per share. In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time.  Any shares of DHT common stock acquired by DHT will be available for reissuance.

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

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.  Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.  Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we have issued or may issue in the future.  Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our amended and restated articles of incorporation or amended and restated bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

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

STOCKHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

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

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law.  We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

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

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Marshall Islands	Delaware
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

If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Marshall Islands	Delaware
Dissenter’s Rights of Appraisal

Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation

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

Other than the Executive Officer Employment Agreements, our charters, our ship management agreements with Goodwood and V.Ships, our guarantees for certain of our subsidiaries, the Danish Ship Finance Credit Facility, the Credit Agricole Credit Facility, the Nordea BW VLCC Acquisition Credit Facility, the 2018 ABN AMRO Credit Facility, the ABN AMRO Revolving Credit Facility, the Nordea Samco Credit Facility, the 2014 ABN AMRO Credit Facility, the Nordea/DNB Newbuilding Credit Facility, the Nordea/DNB Credit Facility, the 2021 Notes Indenture, the Share Purchase Agreement, the HHI Agreements, the DSME Agreements and the VAA and IRA with BW Group, each of which is described above, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code.  However, if at any time in the future, including in 2020, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

We believe that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business.  Such income would be “effectively connected” only if:

•	we had, or were considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source gross transportation income and

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

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel; provided that the sale is considered to occur outside of the U.S. under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the U.S.  We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the U.S.

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

Sale, Exchange, or Other Disposition of Our Convertible Senior Notes

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition (other than conversion of a convertible senior note, the U.S. federal income tax consequences of which are described under “—U.S. Federal Income Taxation of ‘U.S. Holders’—Treatment of the Conversion” below) of our convertible senior notes in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition (other than amounts attributable to accrued and unpaid interest, which will generally be taxable to such U.S. Holder as ordinary income to the extent not previously included in income) and the U.S. Holder’s tax basis in such convertible senior notes.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.  Long-term capital gains of non-corporate U.S. Holders are generally eligible for a maximum 20% preferential tax rate.  A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20%; provided that (i) our common stock is readily tradable on an established securities market in the U.S. (such as the NYSE), which we expect to be the case; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.  Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder.  Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us.  If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of the amount of such dividend.  There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

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

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock; provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return.  We believe our common stock will be treated as “marketable stock” for this purpose.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2019 by approximately $3.6 million based upon our debt level as of December 31, 2019 ($4.3 million in 2018).  We have only immaterial currency risk since all income and all vessel expenses are in U.S. dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions.  We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions.  The majority of our cash is held by DNB, Nordea, ABN AMRO, OCBC and Credit Agricole.  Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market.

A discussion of our accounting policies for derivative financial instruments and further information on our exposure to market risk are included in the notes to our audited consolidated financial statements included elsewhere in this report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the fiscal year ended December 31, 2019 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

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

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2019.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2019.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte AS, an independent registered public accounting firm, and their report, which appears in Item 18 on page F-3.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F.  Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our co-chief executive officers (our principal executive officers) and chief financial officer (our principal accounting officer).  In December 2018, we revised our Code of Business Conduct and Ethics to clarify our policy regarding unfair-dealing practices, record-keeping and retention and use of company property.  In November 2019, we revised our Code of Business Conduct and Ethics to designate our chief financial officer as the primary contact for inquiries regarding our insider trading policy. We have posted this Code of Ethics to our website at www.dhtankers.com, where it is publicly available.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees for professional services provided by Deloitte AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2019 and 2018.

Fees	2019	2018
Audit Fees (1)	$472,512	$537,733
Audit-Related Fees (2)	211,918	53,826
Tax Fees	-	-
All Other Fees	-	-
Total	$684,430	$591,559

(1)
Audit fees for 2019 and 2018 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2019 and 2018, respectively.

(2)
Audit-related fees for 2019 consisted of $50,312 in respect of quarterly limited reviews and $161,606 related to other services. Audit-related fees for 2018 consisted of $53,826 in respect of quarterly limited reviews.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2019.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table presents our repurchases of shares of DHT common stock during the year ended December 31, 2019.

	Number of shares purchased	Average price paid per share	Total number of shares purchased as part of our publicly announced program	Maximum dollar value of shares that may yet be purchased under the program (USD millions) (1)
January 2019	-	$-	-	$45.0
February 2019	-	-	-	45.0
March 2019	725,298	4.47	725,298	41.8
April 2019	-	-	-	50.0
May 2019	-	-	-	50.0
June 2019	-	-	-	50.0
July 2019	-	-	-	50.0
August 2019	-	-	-	50.0
September 2019	-	-	-	50.0
October 2019	-	-	-	50.0
November 2019	-	-	-	50.0
December 2019	-	-	-	50.0
Total	725,298	$4.47	725,298	$50.0

(1)
In March 2018, our board of directors approved a repurchase through March 2019 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws.  The March 2018 share repurchase program expired in March 2019.

In March 2019, our board of directors approved a repurchase through March 2020 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws. The March 2019 share repurchase program expired in March 2020.

In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws.

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

2.1	Description of DHT Holdings, Inc.’s Securities Registered Under Section 12 of the Exchange Act.

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

4.1.4
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

4.1.7	Nordea/DNB Credit Facility (incorporated by reference to Exhibit 4.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).

4.1.8
Nordea/DNB Amended and Restated Credit Facility (DHT Leopard) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2016, Commission File Number 001-32640).

4.1.9	Credit Agricole Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).

4.1.10	ABN AMRO Revolving Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of February 2017, Commission File Number 001-32640).

4.1.11
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

4.1.13	2018 ABN AMRO Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of May 2018, Commission File Number 001-32640).

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

4.6
Employment Agreement of Svein Moxnes Harfjeld with DHT Management Pte. Ltd. (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.7	Termination Agreement between DHT Management Pte. Ltd. and Svein Moxnes Harfjeld (effective as of October 31, 2019).

4.8	Employment Agreement of Svein Moxnes Harfjeld with DHT Management S.A.M. (effective as of November 1, 2019).

4.9
Employment Agreement of Trygve P. Munthe with DHT Management Pte. Ltd. (incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.10	Termination Agreement between DHT Management Pte. Ltd. and Trygve P. Munthe (effective as of October 31, 2019).

4.11	Employment Agreement of Trygve P. Munthe with DHT Management S.A.M. (effective as of November 1, 2019).

4.12
Employment Agreement of Laila Cecilie Halvorsen with DHT Management AS. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.13
Form of Indemnification Agreement (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.14	2016 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No 333-213686) with the SEC on September 16, 2016, and incorporated herein by reference).

4.15	2019 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-234062) with the SEC on September 26, 2019, and incorporated herein by reference).

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).

13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.

23.1	Consent of Deloitte AS.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date:	March 25, 2020	By:	/s/ Svein Moxnes Harfjeld
			Name:	Svein Moxnes Harfjeld
			Title:	Co-Chief Executive Officer
(Principal Executive Officer)

Date:	March 25, 2020	By:	/s/ Trygve P. Munthe
			Name:	Trygve P. Munthe
			Title:	Co-Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of DHT Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flow for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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
March 19, 2020

We have served as the Company’s auditor since 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of DHT Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 19, 2020, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte AS

Oslo, Norway
March 19, 2020

DHT Holdings, Inc.
Consolidated Statement of Financial Position as of December 31

(Dollars in thousands)	Note	2019	2018

ASSETS
Current assets
Cash and cash equivalents	8,9	$67,356	$94,944
Accounts receivable and accrued revenues	8,9	107,848	60,196
Capitalized voyage expense	4	4,151	1,633
Prepaid expenses		4,846	4,338
Bunkers, lube oils and consumables		34,085	32,212
Total current assets		$218,286	$193,323

Non-current assets
Vessels and time charter contracts	6	1,589,444	1,665,810
Advances for vessel upgrades	6	11,652	-
Other property, plant and equipment		3,065	335
Investment in associate company	15	4,772	4,388
Total non-current assets		$1,608,932	$1,670,533

Total assets		$1,827,218	$1,863,856

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	7	23,998	28,634
Derivative financial liabilities	8	4,320	1,250
Current portion long term debt	8,9	100,385	93,815
Other current liabilites	2	605	-
Deferred shipping revenues	4	930	-
Total current liabilities		$130,239	$123,699

Non-current liabilities
Long-term debt	8,9	750,586	873,460
Derivative financial liabilities	8	11,279	4,486
Other non-current liabilities	2	2,664	542
Total non-current liabilities		$764,530	$878,489

Total liabilities		$894,768	$1,002,188

Equity
Common stock at par value	10	1,468	1,427
Additional paid-in capital		1,169,537	1,145,107
Treasury shares		-	(1,364)
Accumulated deficit		(240,165)	(285,383)
Translation differences		73	32
Other reserves		1,531	1,848
Total equity attributible to the Company		$932,444	$861,668
Non-controlling interest		$5	$-
Total equity		$932,449	$861,668

Total liabilities and equity		$1,827,218	$1,863,856

The footnotes are an integral part of these consolidated financial statements.

DHT Holdings, Inc.
Consolidated Income Statement

(Dollars in thousands, except share and per share amounts)	Note	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

Shipping revenues	4	$535,068	$375,941	$355,052

Operating expenses
Voyage expenses		(187,500)	(161,891)	(113,301)
Vessel operating expenses		(78,327)	(75,800)	(72,431)
Depreciation and amortization	6	(115,584)	(103,476)	(96,758)
Impairment charges	6	-	(3,500)	(8,540)
Profit/(loss), sale of vessel		-	75	(3,540)
General and administrative expense	11	(14,789)	(15,052)	(17,180)
Total operating expenses		$(396,201)	$(359,644)	$(311,749)

Operating income		$138,867	$16,297	$43,303

Share of profit from associated companies	15	852	858	802
Interest income		1,077	345	140
Interest expense		(55,332)	(54,211)	(40,109)
Fair value gain/(loss) on derivative financial liabilities		(9,863)	(5,191)	2,154
Other financial (expense)/income		(1,790)	(4,943)	443
Profit/(loss) before tax		$73,812	$(46,845)	$6,733

Income tax expense	14	(131)	(83)	(131)
Profit/(loss) for the year		$73,680	$(46,927)	$6,602
Attributable to the owners of non-controlling interest		$2	$-	$-
Attributable to the owners of parent		$73,679	$(46,927)	$6,602

Basic net income/(loss) per share		$0.51	$(0.33)	$0.05
Diluted net income/(loss) per share		$0.51	$(0.33)	$0.05

Weighted average number of shares (basic)	5	143,437,164	143,429,610	124,536,338
Weighted average number of shares (diluted)	5	168,159,876	143,434,921	124,536,338

The footnotes are an integral part of these consolidated financial statements.

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

(Dollars in thousands)	Note	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

Profit/(loss) for the year		$73,680	$(46,927)	$6,602
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of tax	13	224	(148)	(166)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		42	(53)	193
Total comprehensive income/(loss) for the period net of tax		$73,946	$(47,128)	$6,628

Attributable to the owners of non-controlling interest		$2	$-	$-
Attributable to the owners of parent		$73,944	$(47,128)	$6,628

The footnotes are an integral part of these consolidated financial statements.

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

		Common Stock
(Dollars in thousands, except per share data)		Shares	Amount	Paid-in Additional Capital	Treasury Shares	Accumulated Deficit	Translation Differences	Other Reserves*	Non- Controlling Interest	Total Equity
Balance at January 1, 2017		93,433,804	$934	$881,097	$-	$(205,099)	$(203)	$8,283	$-	$685,011
Profit for the year		-	-	-	-	6,602	-	-	-	6,602
Other comprehensive income		-	-	-	-	(166)	193	-	-	27
Total comprehensive income		-	-	-	-	6,435	193	-	-	6,628
Adjustment		-	-	-	-	(95)	95	-	-	-
Cash dividends declared and paid	10	-	-	-	-	(23,328)	-	-	-	(23,328)
Issuance of stock		47,724,395	477	254,367	-	-	-	-	-	254,845
Purchase of convertible bonds		-	-	(2,213)	-	-	-	-	-	(2,213)
Compensation related to options and restricted stock	11	1,259,208	13	7,543	-	-	-	(2,607)	-	4,948
Balance at December 31, 2017		142,417,407	$1,424	$1,140,794	$-	$(222,087)	$85	$5,676	$-	$925,892

Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$-	$(222,087)	$85	$5,676	$-	$925,892
Impact of transition of IFRS 15		-	-	-	-	(4,734)	-	-	-	(4,734)
Balance at January 1, 2018		142,417,407	1,424	1,140,794	-	(226,821)	85	5,676	-	921,158
Loss for the year		-	-	-	-	(46,927)	-	-		(46,927)
Other comprehensive income/(loss)		-	-	-	-	(148)	(53)	-		(201)
Total comprehensive income/(loss)		-	-	-	-	(47,075)	(53)	-	-	(47,128)
Cash dividends declared and paid	10	-	-	-	-	(11,487)	-	-	-	(11,487)
Purchase of treasury shares		-	-	-	(5,026)	-	-	-	-	(5,026)
Retirement of treasury shares		(892,497)	(9)	(3,654)	3,662	-	-	-	-	-
Issuance of convertible bonds		-	-	3,165	-	-	-	-	-	3,165
Purchase of convertible bonds		-	-	(1,613)	-	-	-	-	-	(1,613)
Compensation related to options and restricted stock	11	1,175,136	12	6,414	-	-	-	(3,827)	-	2,599
Balance at December 31, 2018		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668

Balance at January 1, 2019		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668
Profit for the year		-	-	-	-	73,679	-	-	2	73,680
Other comprehensive income/(loss)		-	-	-	-	224	42	-	-	265
Total comprehensive income/(loss)		-	-	-	-	73,903	42	-	2	73,946
Cash dividends declared and paid	10	-	-	-	-	(28,685)	-	-	-	(28,685)
Purchase of treasury shares		-	-	-	(3,248)	-	-	-	-	(3,248)
Retirement of treasury shares		(1,061,241)	(11)	(4,602)	4,612	-	-	-	-	-
Adjustment related to non-controlling interest		-	-	-	-	-	-	-	3	3
Conversion of convertible bonds		4,390,025	44	26,391	-	-	-	-	-	26,435
Compensation related to options and restricted stock	11	790,571	8	2,640	-	-	-	(317)	-	2,331
Balance at December 31, 2019		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449

The footnotes are an integral part of these consolidated financial statements.

*Other reserves are related to share-based payments.

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

(Dollars in thousands)	Note	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

Cash flows from operating activities:
Profit/(loss) for the year		$73,680	$(46,927)	$6,602
Items included in net income not affecting cash flows:
Depreciation and amortization	6	115,584	103,476	96,758
Impairment charges	6	-	3,500	8,540
Amortization of upfront fees		8,003	11,559	7,375
(Profit)/loss, sale of vessel		-	(75)	3,540
Fair value (gain)/loss on derivative financial liabilities	8	9,863	5,191	(2,154)
Compensation related to options and restricted stock	11	2,331	2,599	4,948
(Gain)/loss purchase of convertible bond		-	3,589	(1,035)
Share of profit in associated companies	15	(852)	(858)	(802)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(47,651)	(25,421)	(9,869)
Capitalized voyage expenses	4	(2,518)	255	-
Prepaid expenses	8	(508)	(1,141)	430
Accounts payable and accrued expenses	7	(1,033)	8,234	5,407
Deferred shipping revenues		930	-	(2,154)
Bunkers, lube oils and consumables		(1,874)	(9,994)	(15,769)
Net cash provided by operating activities		$155,956	$53,985	$101,817

Cash flows from investing activities:
Investment in vessels	6	(53,803)	(11,845)	(165,649)
Investment in vessels under constuction	6	-	(223,033)	(132,536)
Proceeds from sale of vessels		-	46,393	111,418
Dividend received from associated company		513	409	415
Investment in property, plant and equipment		(79)	(88)	(193)
Net cash used in investing activities		$(53,369)	$(188,165)	$(186,545)

Cash flows from financing activities
Cash dividends paid	10	(28,685)	(11,487)	(23,328)
Repayment principal element of lease liability	2	(370)	-	-
Issuance of long term debt	8,9	64,990	577,685	200,452
Purchase of treasury shares		(3,248)	(5,026)	-
Issuance of convertible bonds	9	(7)	38,945	-
Purchase of convertible bonds	9	-	-	(17,104)
Repayment of long term debt	8,9	(156,430)	(448,285)	(107,295)
Repayment of convertible bonds		(6,426)	-	-
Net cash (used in)/provided by financing activities		$(130,176)	$151,832	$52,725

Net (decrease)/increase in cash and cash equivalents		(27,588)	17,652	(32,003)
Cash and cash equivalents at beginning of period		94,944	77,292	109,295
Cash and cash equivalents at end of period	8,9	$67,356	$94,944	$77,292

Specification of items included in operating activities:
Interest paid		49,233	40,040	32,253
Interest received		1,077	345	140

The footnotes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements for year ended December 31, 2019, 2018 and 2017

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange.  The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

DHT Maritime, Inc. (formerly Double Hull Tankers, Inc.) was incorporated on April 14, 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”).  In October 2005, DHT Maritime, Inc. completed its initial public offering.  During the first half of 2007, OSG sold all of its common stock of DHT Maritime, Inc.  Subsequent to a corporate restructuring in March 2010, DHT Maritime, Inc. was a wholly owned subsidiary of DHT until it was dissolved in November 2018.

The Company has 35 material wholly owned subsidiaries, of which 23 are Marshall Island companies, seven are Cayman Islands companies, three are Singapore companies, one is a Monegasque company and one is a Norwegian company.  Twenty of the Marshall Islands subsidiaries and the seven Cayman Islands subsidiaries are vessel-owning companies (the “Vessel Subsidiaries”).   The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2019 our fleet consisted of 27 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt.”  Our fleet principally operates on international routes and had a combined carrying capacity of 8,360,850 dwt.

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

Capitalized scrubber costs are depreciated on a straight-line basis from the time of installation of the equipment to the end of the estimated useful life.

Vessels under construction - pre-delivery installments

The initial pre-delivery installments made for vessels are recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets. Vessels under construction are presented at cost less identified impairment losses, if any.  Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Advances for vessel upgrades

Advances related to scrubber retrofits and capital expenditures are recorded in the statement of financial position as “Advances for vessel upgrades” under Non-current assets. Advances for vessel upgrades will be capitalized and moved to “Vessels and time charter contracts” under Non-current assets upon completion of maintenance or completion of installation.

Docking and survey expenditure

The Company’s vessels are required to be drydocked every 30 to 60 months.  The Company capitalizes drydocking costs as part of the relevant vessel and depreciates those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The residual value of such capital expenses is estimated at nil.  Drydock costs include a variety of costs incurred during the drydock project, including expenses related to the drydock preparations, tank cleaning, gas-freeing and re-inerting, purchase of spare parts, stores and services, port expenses at the drydock location, general shipyard expenses, expenses related to hull and outfitting, external surfaces and decks, cargo- and ballast tanks, engines, cargo systems, machinery, equipment and safety equipment on board the vessel as well as classification, Condition Assessment Programme surveys and regulatory requirements.  Costs related to ordinary maintenance performed during drydocking are charged to the income statement as part of vessel operating expenses for the period in which they are incurred.

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

Property, plant and equipment other than vessels

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment charges.  Depreciations are calculated on a straight-line basis over the asset’s expected useful life and adjusted for any impairment charges.  Expected useful life is five years for furniture and fixtures and three years for computer equipment and software.  Expected useful lives are reviewed annually.  Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.  Major assets with different expected useful lives are reported as separate components.  Property, plant and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount.  The difference between an asset’s carrying amount and its recoverable amount is recognized in the income statement as impairment.  Property, plant and equipment that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Bunkers

Bunkers is stated at the lower of cost and net realizable value.  Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and delivery cost less discounts.

Leases

Effective from January 1, 2019, the Company adopted the new accounting standard IFRS 16 using the modified retrospective method. IFRS 16 introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. The Company currently has one category of lease related to leased office space in Monaco, Singapore and Norway where the Company is a lessee.

The Company assesses whether a contract is or contains a lease at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low-value assets. For these leases, the Company recognizes the lease payment as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability (using an effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right –of-use asset) whenever:

•
The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

•
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

•
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Revenue and expense recognition

The Company recognizes revenue from the following major sources:

•	Revenue from time charters

•	Revenue from spot charters

Revenues from time charters are accounted for as operating leases and are thus recognized on a straight-line basis over the rental periods of such charters.  Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term.

Effective from January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers using the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

Effective from January 1, 2019, the Company adopted IFRS 16 Leasing using the modified retrospective method. IFRS 16 introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. For vessels on time charters, where the company is a lessor, the time charter contract contains a lease component, which is the right to use the specified ship, and a non-lease component, which is the operation and maintenance of the ship. Technical management service components are accounted for in accordance with IFRS 15 and the lease components are accounted for in accordance with IFRS 16. The service elements are recognized as revenue as the service is being delivered (over time) and the timing of this coincides with timing of revenue recognized for the leasing element as per IFRS 16.

The Company has entered into time charters where the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid either monthly, quarterly or semi-annually in arrears and recognized as revenue in the period in which it was earned in accordance with IFRS 16.

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

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar.  This is because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in U.S. dollars, and the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in U.S. dollars.  For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the date of the transactions are used.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

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

The Monegasque management company, DHT Management S.A.M., is subject to taxation in Monaco, the Norwegian management company, DHT Management AS, is subject to taxation in Norway and the companies in Singapore, DHT Ship Management (Singapore) Pte. Ltd., DHT Chartering (Singapore) Pte. Ltd. and DHT Management Pte. Ltd., are subject to taxation in Singapore.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  Areas where significant estimates have been applied are:

•
Depreciation: As described above, the Company reviews estimated useful lives and residual values each year.  Estimated useful lives may change due to changed end-user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements.  In addition, residual value may vary due to changes in market prices on scrap. The estimated depreciation period applied to the scrubbers is based on expected future economic life. The scrubbers are fitted to meet requirements of the IMO Sulphur Cap that was implemented from January 1, 2020 and they are expected to have a life of three years from that date.

•
Drydock period: The drydock period impacts the depreciation rate applied to capitalized survey cost.  The vessels are required by their respective classification societies to go through a drydock at regular intervals.  In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2-1/2 years.

•
Value in use: As described in note 6, in assessing “value in use,” the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rates, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels, and the discount rate.

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

Impairment

Each of the Company’s vessels has been treated as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value-in-use analysis.

Judgment has been applied in connection with the assessment of indicators of impairment or reversal of prior impairment.

Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2019.

Impact of initial application of IFRS 16 Leases

In the current year, the Company has applied IFRS 16 (as issued by the IASB in January 2016) that is effective for annual periods that begin on or after January 1, 2019.

IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to lessee accounting by removing the distinction between operating and finance lease and requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases, except for short-term leases and leases of low-value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged. The impact of the adoption of IFRS 16 on the Company’s consolidated financial statements is described below.

The date of initial application of IFRS 16 for the Company is January 1, 2019.

The Company has applied IFRS 16 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company recognized an initial $1.5 million lease liability and a corresponding right-of-use lease asset to comply with the new standard, and there was no transition effect on the opening balance of equity. As of July 1, 2019, the Company recognized an increase of $1.6 million in the lease liability and a corresponding right-of-use lease asset related to a new contract that falls within the definition of a lease in accordance with IFRS 16. As of December 5, 2019, the Company recognized an increase of $0.1 million in the lease liability and a corresponding right-of-use lease asset due to a modification of an existing lease.

The table below shows the initial recognition lease liability and right of use asset as of January 1, 2019:

Initial recognition lease liability and right of use asset

(Dollars in thousands)
Reconciliation of lease liability recognized to gross payments	As of January 1, 2019
Operating lease commitment at December 31, 2018 as disclosed	529
- Extension options reasonably certain to be exercised	1,162
- Practical expedient related to short-term leases	(3)
- Practical expedient related to low-value leases	-
- Discounting using the incremental borrowing rate as of January 1, 2019	(204)
Lease liability recognized at initial application of IFRS 16 as of January 1, 2019	1,484
The weighted average incremental borrowing rate applied:	4.03%

After the additions and modifications during 2019, the weighted average borrowing rate for the lease liability recognized of December 31, 2019 was 3.18%.

The table below shows the amounts recognized in the consolidated statement of financial position as of December 31, 2019 after the adoption of IFRS 16, including additions in 2019:

Amounts recognized in the consolidated statement of financial position

(Dollars in thousands)	2019

Lease liability (Other non-current liabilities)	2,241
Lease liability (Other current liabilities)	605
Right-of-use asset (Other property, plant and equipment)	2,808

The table below shows the amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income as of December 31, 2019 after the adoption of IFRS 16:

Consolidated income statement and consolidated statement of comprehensive income

(Dollars in thousands)	Year ended December 31, 2019

Lease payment	442
Depreciation IFRS 16 (Depreciation and amortization expense)	(405)
IFRS 16 interest expense (other financial expense)	(72)

The table below shows the amounts recognized in the consolidated statement of cash flow and reconciliation of changes in liabilities incurred from financing activities:

Consolidated statement of cash flow and reconciliation of changes in liabilities incurred from financing activities

(Dollars in thousands)	Year ended December 31, 2019

Principal paid on the lease liability (Repayment principal element of lease liability)	(370)

In the current year, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

The Company has adopted the amendments to IFRS 9 for the first time in the current year. The amendments to IFRS 9 clarify that for the purpose of assessing whether a prepayment feature meets the ‘solely payments of principal and interest’ (“SPPI”) condition, the party exercising the option may pay or receive reasonable compensation for the prepayment irrespective of the reason for prepayment. In other words, financial assets with prepayment features with negative compensation do not automatically fail SPPI.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

The Company has adopted the amendments to IAS 28 for the first time in the current year. The amendment clarifies that IFRS 9, including its impairment requirements, applies to other financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

Annual Improvements to IFRS Standards 2015–2017 Cycle

The Company has adopted the amendments included in the Annual Improvements to IFRS Standards 2015–2017 Cycle for the first time in the current year. The Annual Improvements include amendments to four Standards:

o	IAS 12 Income Taxes

o	IAS 23 Borrowing Costs

o	IFRS 3 Business Combinations

o	IFRS 11 Joint Arrangements

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

The Company has adopted the amendments of IAS 19 for the first time in the current year. The amendments clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered and plan assets before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 is now clear that the change in the effect of the asset ceiling that may result from the plan amendment (or curtailment or settlement) is determined in a second step and is recognized in the normal manner in other comprehensive income.

The paragraphs that relate to measuring the current service cost and the net interest on the net defined benefit liability (asset) have also been amended. The Company will now be required to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. In the case of the net interest, the amendments make it clear that for the period post plan amendment, the net interest is calculated by multiplying the net defined benefit liability (asset) as remeasured under IAS 19:99 with the discount rate used in the remeasurement (also taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset)).

IFRIC 23 Uncertainty over Income Tax Treatments

The Company has adopted IFRIC 23 for the first time in the current year. IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments.

 (b) New and revised IFRSs that are not mandatorily effective (but allow early application) for the year ending December 31, 2019.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

o	IFRS 17 Insurance Contracts
o	Amendments to IFRS 9, IAS 39 and IFRS 7
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Ventures
o	Amendments to IFRS 3 Definition of a business
o	Amendments to IAS 1 and IAS 8 Definition of material
o	Conceptual Framework Amendments to References to the Conceptual Framework in IFRS Standards

The Company does not expect the adoption of the Standards listed above will have a material impact on its consolidated financial statements in future periods, except as noted below:

IFRS 17 Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts.

IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach.

The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.

The Standard is effective for annual reporting periods beginning on or after January 1, 2021, with early application permitted. It is applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied. An exposure draft Amendments to IFRS 17 addresses concerns and implementation challenges that were identified after IFRS 17 was published. One of the main changes proposed is the deferral of the date of initial application of IFRS 17 by one year to annual periods beginning on or after January 1, 2022.

For the purpose of the transition requirements, the date of initial application is the start of the annual reporting period in which the entity first applies the Standard, and the transition date is the beginning of the period immediately preceding the date of initial application.

Amendments to IFRS 9, IAS 39 and IFRS 7

In July 2017, the Financial Conduct Authority (“FSA”), which regulates LIBOR, announced that the FCA would no longer compel banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rate Committee (“ARRC”), which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for USD LIBOR in derivatives and other financial contracts. The Company is not able to predict when USD LIBOR will cease to be available or when there will be sufficient liquidity in alternative markets.

The IASB has issued amendment to IFRS 9, IAS 39 and IFRS 7 that provide certain reliefs in connection with interest rate benchmarking reform. The reliefs relate to hedge accounting and have the effect that the Interbank offered rate (“IBOR”) reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. The Company has not implemented hedge accounting.

The amendments should be applied for annual periods beginning on or after January 1, 2020, with early application permitted.

IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

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

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the group’s consolidated financial statements in future periods should such transactions arise.

Amendments to IFRS 3 Definition of a “business”

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application permitted.

Amendments to IAS 1 and IAS 8 Definition of “material”
The amendments are intended to make the definition of “material” in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of “obscuring” material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of “material” in IAS 8 has been replaced by a reference to the definition of “material” in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of “material” or refer to the term “material” to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

Amendments to References to the Conceptual Framework in IFRS Standards
Together with the revised Conceptual Framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where there actually are updates, are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

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

Entity-wide disclosures:

Information about major customers:

As of December 31, 2019, the Company had 27 vessels in operation of which five were on time charters and 22 were vessels operating in the spot market.

For the period from January 1, 2019 to December 31, 2019, five customers represented $84,067 thousand, $79,161 thousand, $73,629 thousand, $39,477 thousand and $34,786 thousand, respectively, of the Company’s revenues.

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

Note 4 − Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2019	2018	2017
Time charter revenues*	$57,472	$64,462	$100,310
Voyage charter revenues**	477,595	311,480	254,742
Other shipping revenues	-	-	-
Shipping revenues	$535,068	$375,941	$355,052

*2019 time charter revenue is presented in accordance with IFRS 16 Leases, while the portion of time charter revenue related to technical management services, equaling $14.8 million, is presented in accordance with IFRS 15 Revenue from Contracts with Customers.
**2019 and 2018 voyage charter revenue is presented in accordance with IFRS 15 Revenue from Contracts with Customers.  The comparative information has not been restated.

The following summarizes the Company’s vessel employment as of December 31, 2019:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q4 2021
DHT Bauhinia	Spot
DHT Bronco	Spot
DHT China	Time charter with profit sharing	Q2 2021
DHT Colt	Spot
DHT Condor	Spot
DHT Edelweiss	Spot
DHT Europe	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Jaguar	Spot
DHT Lake	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Time charter with profit sharing	Q1 2020
DHT Mustang	Spot
DHT Opal	Spot
DHT Panther	Spot
DHT Peony	Spot
DHT Puma	Spot
DHT Raven	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Stallion	Spot
DHT Sundarbans	Time charter with profit sharing	Q4 2021
DHT Taiga	Time charter with profit sharing	Q4 2022
DHT Tiger	Spot

Future charter payments:

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

(Dollars in thousands)
Year	Amount
2020	47,413
2021	35,818
2022	8,325
2023	-
Thereafter	-
Net charter payments:	$91,556

Any extension periods, unless already exercised as of December 31, 2019, are not included.  Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel.  In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Contract balances:

Contract balances and related disclosures have been included in the following places in the notes to the Company’s consolidated financial statements:

Note
Accounts receivable and accrued revenues	notes 8,9

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was:

	2019	2018
Capitalized voyage expense	4,151	1,633

During the twelve months of 2019, $1.6 million was amortized related to voyages in progress at the end of December 31, 2018, and $4.4 million was amortized related to the voyages in progress at the end of December 31, 2019.  No impairment losses were recognized in the period. During the twelve months of 2018, $1.5 million was amortized and no impairment losses were recognized in the period.

Deferred Shipping Revenues:

Deferred shipping revenues relates to next month charter hire payment paid in advance. As of December 31, 2019, $930 thousand was recognized as deferred shipping revenues in the consolidated statement of financial position while no deferred shipping revenues were included as of December 31, 2018.

Concentration of risk:

As of December 31, 2019, five of the Company’s 27 vessels were chartered to four different counterparties and 22 vessels were operated in the spot market. As of December 31, 2018, five of the Company’s 27 vessels were chartered to four different counterparties and 22 vessels were operated in the spot market. As of December 31, 2017, six of the Company’s 26 vessels were chartered to four different counterparties and 20 vessels were operated in the spot market.   The Company believes that the concentration of risk is limited and can be adequately monitored.

Note 5 – Earnings per share (“EPS”)

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted shares using the treasury stock method.

For the year ended December 31, 2017, the Company had an increase in earnings per share resulting from the assumption that convertible instruments are converted; thus, any effect of common stock equivalents outstanding would be antidilutive. Antidilutive potential common shares are disregarded in the calculation of diluted EPS. The following potential ordinary shares are antidilutive and therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share: convertible instruments: 17,282,925 shares.

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2019	2018	2017
Profit/(loss) for the period used for calculation of EPS - basic	$73,679	$(46,927)	$6,602
Interest and amortization on the convertible notes	$12,177	$-	$-
Profit/(loss) for the period used for calculation of EPS - dilutive	$85,856	$(46,927)	$6,602

Basic earnings per share:
Weighted average shares outstanding - basic	143,437,164	143,429,610	124,536,338

Diluted earnings per share:
Weighted average shares outstanding - basic	143,437,164	143,429,610	124,536,338
Dilutive equity awards	133,342	5,311	-
Dilutive shares related to convertible notes	24,589,370	-	-
Weighted average shares outstanding - dilutive	168,159,876	143,434,921	124,536,338

Note 6 – Vessels and subsidiaries

The Vessels are owned by companies incorporated in the Marshall Islands or Cayman Islands.  The Vessel Subsidiaries are wholly owned directly by the Company. The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a Vessel.  In addition, the Company has a vessel-chartering subsidiary and three subsidiaries, DHT Management S.A.M. (Monaco), DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., that perform management services for DHT and its subsidiaries.  The following table sets out the details of the Vessel Subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Mustang Inc	DHT Mustang	317,975	Hong Kong	2018
DHT Bronco Inc	DHT Bronco	317,975	Hong Kong	2018
DHT Colt Inc	DHT Colt	319,713	Hong Kong	2018
DHT Stallion Inc	DHT Stallion	319,713	Hong Kong	2018
DHT Tiger Limited	DHT Tiger	299,629	Hong Kong	2017
DHT Puma Limited	DHT Puma	299,629	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,629	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,629	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,629	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,629	Hong Kong	2015
DHT Opal Inc	DHT Opal	320,105	IOM	2012
Samco Theta Ltd	DHT Sundarbans	314,249	RIF	2012
Samco Iota Ltd	DHT Taiga	314,249	Hong Kong	2012
DHT Peony Inc	DHT Peony	320,013	Hong Kong	2011
DHT Lotus Inc	DHT Lotus	320,142	Hong Kong	2011
Samco Eta Ltd	DHT Amazon	314,249	RIF	2011
Samco Kappa Ltd	DHT Redwood	314,249	Hong Kong	2011
DHT Edelweiss Inc	DHT Edelweiss	301,021	Hong Kong	2008
Samco Epsilon Ltd	DHT China	317,794	RIF	2007
Samco Delta Ltd	DHT Europe	317,713	Marshall Islands	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	IOM	2007
DHT Hawk Inc	DHT Hawk	298,923	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006
DHT Falcon Inc	DHT Falcon	298,971	Hong Kong	2006
DHT Lake Inc	DHT Lake	298,564	Hong Kong	2004
DHT Raven Inc	DHT Raven	298,563	IOM	2004
DHT Condor, Inc.	DHT Condor	320,050	Hong Kong	2004
DHT Eagle, Inc.	DHT Eagle **	309,064	Hong Kong	2002
DHT Utah, Inc	DHT Utah **	299,498	IOM	2001
DHT Utik, Inc	DHT Utik **	299,450	IOM	2001
Chris Tanker Corporation	DHT Chris ***	309,285	Hong Kong	2001
Ann Tanker Corporation	DHT Ann ****	309,327	Hong Kong	2001
DHT Phoenix, Inc.	DHT Phoenix *****	307,151	Hong Kong	1999
Cathy Tanker Corporation	DHT Cathy*	115,000	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie*	115,000	Marshall Islands	2003

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
**** The DHT Ann was sold and delivered to new owners in May 2017.
***** The DHT Phoenix was sold and delivered to new owners in June 2017.

Vessels and time charter contracts

(Dollars in thousands)	Vessels	Drydock	Scrubbers	Time charter contracts	Total
Cost
As of January 1, 2019	2,007,385	44,818	12,652	6,600	2,071,456
Additions*	(42)	(375)	(721)	-	(1,139)
Transferred from vessels upgrades	6,750	2,493	30,552	-	39,795
Disposals	-	(3,116)	-	-	(3,116)
As of December 31, 2019	2,014,093	43,820	42,482	6,600	2,106,997

Accumulated depreciation and impairment
As of January 1, 2019	(391,894)	(9,171)	(388)	(4,193)	(405,647)
Charge for the period	(96,102)	(11,824)	(6,118)	(978)	(115,022)
Disposals	-	3,116	-	-	3,116
As of December 31, 2019	(487,996)	(17,880)	(6,507)	(5,170)	(517,553)

Net book value
As of December 31, 2019	1,526,097	25,941	35,976	1,430	1,589,444

Cost
As of January 1, 2018	1,767,117	36,441	-	6,600	1,810,158
Additions	113	7,695	7,566	-	15,373
Transferred from vessels under construction	325,004	6,800	5,086	-	336,890
Transferred to asset held for sale	-	-	-	-	-
Disposals	(84,848)	(6,117)	-	-	(90,965)
As of December 31, 2018	2,007,385	44,818	12,652	6,600	2,071,456

Accumulated depreciation and impairment
As of January 1, 2018	(359,066)	(3,731)	-	(3,215)	(366,013)
Charge for the period	(91,551)	(10,342)	(388)	(978)	(103,259)
Impairment charges	(3,500)	-	-	-	(3,500)
Transferred to asset held for sale		-	-	-	-
Disposals	62,224	4,902	-	-	67,125
As of December 31, 2018	(391,894)	(9,171)	(388)	(4,193)	(405,647)

Net book value
As of December 31, 2018	1,615,492	35,647	12,264	2,407	1,665,810

Vessels under construction
As of January 1, 2018	114,759	-	-	-	114,759
Additions	222,131	-	-	-	222,131
Transferred to vessels	(336,890)	-	-	-	(336,890)
As of December 31, 2018	-	-	-	-	-

Vessel upgrades
As of January 1, 2019	-	-	-	-	-
Additions	8,121	2,493	40,832	-	51,446
Transferred to vessels	(6,750)	(2,493)	(30,552)	-	(39,795)
As of December 31, 2019	1,371	-	10,281	-	11,652

*Additions in 2019 relates to adjustments to capitalized expenses in 2018

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

Carrying Value and Impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use.  The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.  Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.  In instances where a vessel is considered impaired, it is written down to its recoverable amount.  Each reporting period, we assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or may have decreased.  In evaluating impairment or reversal of prior impairment charges under IFRS, we consider the higher of (i) fair market value less cost of disposal and (ii) the present value of the future cash flows of a vessel, or “value in use.”  The fair market value of our vessels is monitored by obtaining charter-free broker valuations as of specific dates.  This assessment has been made at the individual vessel level.

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

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings, (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states, (v) changes in our vessels’ relative exposure to the spot and time charter markets and (vi) the prevalence of profit sharing arrangements in our time charter contracts.

When calculating the charter rate to use for a particular vessel class in its impairment testing, we rely on the contractual rates currently in effect for the remaining term of existing charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining useful lives of each of the vessels as described below.

Although management believes that the assumptions used to evaluate potential impairment or reversal of prior impairment charges are reasonable and appropriate at the time they are made, such assumptions are highly subjective and could change, possibly materially, in the future.  Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is higher than, equal to or less than the carrying amount for such vessels.

In 2019, we did not perform an impairment test because we concluded that there were no indicators of impairment or reversal of prior impairment. The key factors evaluated included the development in estimated values for our tankers, market conditions, our estimated WACC and the carrying amount of our net assets compared to our market capitalization as of December 31, 2019.

In the third quarter of 2018, we recorded an impairment charge of $3.5 million related to the agreed upon sale of DHT Cathy and DHT Sophie. The impairment charge reflected the difference between the carrying value of the vessels and the estimated net sales price. The sale was agreed to in October 2018 and the vessels were delivered to the buyer in December 2018.

In the fourth quarter of 2017, we adjusted the carrying value of our fleet through a non-cash impairment charge totaling $7.9 million and a reversal of prior impairment totaling $7.4 million. The impairment test was performed on each individual vessel using an estimated weighted average cost of capital, or “WACC,” of 8.57%. As DHT operates in a non-taxable environment, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current Forward Freight Agreements (“FFA”) for the first two years, estimated by Marex Spectron, and (b) the 25-year historical average spot rates as reported by Clarksons Shipping Intelligence thereafter.  The company’s decision to use FFA rates for the first two years was based on the company’s increased exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The company’s determination to use historical average spot rates rather than time charter rates was based on the company’s increased exposure to the spot market, as well as the increased prevalence of profit sharing arrangements in time charter contracts, the upside of which are not reflected in historical time charter rates, rendering historical time charter rates less useful for predicting future time charter earnings. The company’s determination to use the 25-year historical average for spot rates was based on the company’s belief that such time period provides a rate that is most representative of longer term performance as it mitigates the impact of the highly cyclical nature of the tanker industry.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the VLCCs was $15,154 per day for the first year and $21,349 per day for the second year.  Thereafter, the time charter equivalent rate used for the VLCCs was $40,347.  The time charter equivalent FFA rates used for the impairment test as of December 31, 2017 for the Aframaxes was $1,368 per day for the first year and $6,363 per day for the second year.  Thereafter, the time charter equivalent rates used for the Aframaxes was $24,705 per day.  The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2025 for VLCCs built in 2015 and later and $1,400 per day has been added through 2021 for VLCCs built between 2011 and 2014. For vessels on charter we assumed the contractual rate for the remaining term of the charter.  If the estimated WACC had been 1% higher, the impairment charge would have been $55.8 million. If the estimated future net cash flows after the expiry of fixed charter periods had been 10% lower, the impairment charge would have been $104.5 million. Had we used the one-, five- and ten-year historical average for the average spot rate from year three for the expected life of the vessels, the impairment charge would have been $166.4 million, $124.8 million and $85.5 million, respectively. Also, had we used the three-year historical average for the average spot rate from year three for the expected life of the vessels, the reversal of prior impairment charge would have been $17.1 million.

In the first quarter of 2017, we recorded an impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix which were agreed to be sold. The impairment charge reflected the difference between the carrying value of the vessel and the estimated net sales price. The vessels were delivered to the buyers in May 2017 and June 2017, respectively.

Intangible assets

Time charter contracts:

		Carrying amount	Carrying amount
(Dollars in thousands)	Expected useful life	2019	2018
DHT China charter	Finite	1,430	2,407
Total		1,430	2,407

Intangible assets with a finite expected useful life are as a general rule amortized on a straight-line basis over the expected useful life.  The remaining amortization period of the intangible asset is 1.5 years.  The time charter contract is presented on the same line as vessels in the statement of financial position.

Pledged assets

All of the Company’s vessels have been pledged as collateral under the Company’s secured credit facilities.

Technical Management Agreements

The Company has entered into agreements with technical managers which are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and to ensure DHT’s fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2019	2018
Accounts payable	$7,913	$10,885
Accrued interest	3,462	5,460
Accrued voyage expenses	8,865	3,237
Accrued employee compensation	2,976	3,043
Other*	782	6,009
Total accounts payable and accrued expenses	$23,998	$28,634

*Other includes accrued operating expenses in 2019 and accrued operating expenses and accrued capital expenditures in 2018.

Note 8 – Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2019	2018
Cash and cash equivalents (1)(3)	67,356	94,944
Accounts receivable and accrued revenues (1)	107,848	60,196
Total	$175,204	$155,140

Financial liabilities
Accounts payables and accrued expenses (1)	$23,998	$28,634
Derivative financial liabilities, current (2)	4,320	1,250
Current portion long-term debt (1)	100,385	93,815
Long-term debt (1)	750,586	873,460
Derivative financial liabilities, non-current (2)	11,279	4,486
Total financial liabilities	$890,569	$1,001,645

(1)	Amortized cost.
(2)	Fair value through profit or loss.
(3)	Cash and cash equivalents include $221 thousand in restricted cash in 2019 and $638 thousand in 2018, including employee withholding tax.

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

Derivatives - interest rate swaps

		Notional amount		Fair value
(Dollars in thousands)	Expires	2019	2018	2019	2018
Swap pays 2.987%, receive floating	Apr. 20, 2023	$44,400	46,800	1,748	699
Swap pays 3.012%, receive floating	Apr. 20, 2023	$44,400	46,800	1,780	743
Swap pays 3.019%, receive floating	Sept. 29, 2023	$33,310	35,877	1,425	580
Swap pays 3.019%, receive floating	Sept. 29, 2023	$32,396	34,963	1,380	563
Swap pays 2.8665%, receive floating	Sept. 29, 2023	$48,830	51,400	1,976	606
Swap pays 2.8785%, receive floating	Jun. 30, 2023	$43,240	45,807	1,681	503
Swap pays 2.885%, receive floating	Sept. 29, 2023	$48,188	50,115	1,961	653
Swap pays 2.897%, receive floating	Sept. 30, 2023	$43,419	45,986	1,789	597
Swap pays 3.020%, receive floating	Sept. 29, 2023	$41,734	44,301	1,859	793
Total carrying amount		$379,916	402,049	15,600	5,736

Interest-bearing debt

		Remaining	Carrying amount
(Dollars in thousands)	Interest	notional	2019	2018
Credit Agricole Credit Facility	LIBOR + 2.19%	56,120	55,719	62,166
Danish Ship Finance Credit Facility	LIBOR + 2.25%	39,000	38,929	41,437
Nordea BW VLCC Acquisition Credit Facility	LIBOR + 2.40%	209,628	207,175	254,870
ABN Amro Credit Facility	LIBOR + 2.40%	436,261	432,581	464,826
ABN Amro Revolving Credit Facility	LIBOR + 2.50%
Convertible Senior Notes due 2019	4.50%	-	-	32,009
Convertible Senior Notes due 2021	4.50%	125,000	116,568	111,968
Total carrying amount		866,009	850,972	967,275

Interest on all our credit facilities is payable quarterly in arrears except the Danish Ship Finance Credit Facility and the Convertible Notes which have interest payable semi-annually in arrears.  The credit facilities are principally secured by the first-priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower, insurance and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of the borrowers’ bank account balances.

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

				Non-cash changes

	As of January 1, 2019 (1)	Financing cash flows (2)	Fair value changes (3)	Amortization	Equity component of convertible notes	Other changes (4)	As of December 31, 2019
Bank loans	823,299	(91,440)		2,545			734,404
Convertible Senior Notes due 2019	32,009	(6,426)		851	(26,434)		-
Convertible Senior Notes due 2021	111,968	(7)		4,607			116,568
Office leases	1,484	(370)				1,732	2,846
Total (5)	968,759	(98,243)	-	8,003	(26,434)	1,732	853,817

				Non-cash changes

	As of January 1, 2018	Financing cash flows (2)	Fair value changes (3)	Amortization	Equity component of convertible notes	Other changes (4)	As of December 31, 2018
Bank loans	687,942	129,400		6,826		(869)	823,299
Convertible Senior Notes due 2019	98,262		(74,644)	3,188	1,613	3,589	32,009
Convertible Senior Notes due 2021		38,945	74,644	1,545	(3,165)		111,968
Total (5)	786,204	168,345	-	11,559	(1,553)	2,720	967,275

(1)	The opening balance as of January 1, 2019, includes the initial recognition of a lease liability of $1.5 million resulting from the adoption of IFRS 16 Leases.
(2)
The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows. In 2018 the cash flows from the transaction related to the exchange of convertible senior notes due 2019 of $38.9 million consisted of $41.6 million cash received upon issue, less transaction costs of $2.7 million.

(3)	Fair value changes reflects the loss arising from the exchange of the convertible senior notes due 2019 to convertible senior notes due 2021 below market fair value.
(4)
Other changes for the year 2019 represents new, modified office leases and foreign exchange effects during the year related to IFRS 16 Leases. Other changes for the year 2018 represents the (gain)/loss on extinguishment of debt, including previously capitalized fees.

(5)	The reconciliation does not include interest rate swaps, which are described in note 8.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates.  To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.  As of December 31, 2019, the Company had nine interest rate swaps with a total aggregate notional amount of $379,916 thousand as discussed in Note 8.

Interest rate risk sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt.  For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2019: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

•	profit for the year ended December 31, 2019 would decrease/increase by $1,805 thousand; and

•	other comprehensive income would not be affected.

2018: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

•	loss for the year ended December 31, 2018 would decrease/increase by $2,152 thousand; and

•	other comprehensive income would not be affected.

2017: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

•	profit for the year ended December 31, 2017 would decrease/increase by $3,099 thousand; and

•	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2019, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties.  As of December 31, 2019, five of the Company’s 27 vessels are chartered to four different counterparties and 22 vessels are operated in the spot market.

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

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of the cash in five financial institutions, namely, DNB, Nordea, Credit Agricole, OCBC and ABN AMRO.

As of December 31, 2019, five customers represented $7,491 thousand, $6,840 thousand, $5,983 thousand, $5,403 thousand and $4,604 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2019	2018
Cash and cash equivalents	$67,356	$94,944
Accounts receivable and accrued revenues	107,848	60,196
Maximum credit exposure	$175,204	$155,140

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis.  Swap payments are the net effect from paying fixed rate/ receive LIBOR.  The LIBOR interest spot rate at December 31, 2019 (and spot rate at December 31, 2018 for comparatives) is used as a basis for preparation.

As of December 31, 2019
(Dollars in thousands)	1 year	2 to 5 years	More than 5 years	Total
Interest bearing loans	$140,707	$855,593	$-	$996,301
Interest rate swaps	3,523	8,105	-	11,629
Total	$144,230	$863,699	$-	$1,007,929

As of December 31, 2018
(Dollars in thousands)	1 year	2 to 5 years	More than 5 years	Total
Interest bearing loans	$146,574	$723,031	$307,692	$1,177,298
Interest rate swaps	593	1,832	-	2,424
Total	$147,167	$724,863	$307,692	$1,179,722

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

The Nordea Samco Credit Facility

In December 2014, we entered into a credit facility in the amount of $302,000 thousand with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the DHT Europe, DHT China, DHT Amazon, DHT Redwood, DHT Sundarbans and DHT Taiga as well as the financing of the DHT Condor (the “Nordea Samco Credit Facility”).  Borrowings would bear interest at a rate equal to LIBOR + 2.50% and was repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019.  The Nordea Samco Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea Samco Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The Nordea Samco Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

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

In July 2016, the credit facility was amended whereby the DHT Amazon and the DHT Europe were replaced by the DHT Hawk, DHT Falcon and DHT Eagle and the quarterly installments changed to $5.8 million with a final payment of $190.4 million in December 2019.

Subsequent to the repayment of $16.4 million in connection with the sale of the DHT Eagle in December 2017, the quarterly installments were $5.0 million with a final payment of $180.1 million in December 2019.

In April 2018, we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. A non-cash finance expense in total of $4.3 million, related to upfront fees, was expensed in second quarter 2018 in connection with the refinancing. The Nordea Samco Credit Facility was refinanced and the new credit facility is described below.

The ABN AMRO Credit Facility

In July 2014, we executed a credit facility to fund the acquisition of three VLCCs to be constructed at HHI through a secured term loan facility between and among ABN AMRO, DVB and Nordea as lenders, three vessel-owning companies as borrowers, and DHT Holdings, Inc. as guarantor.  The borrowers were permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility.  The ABN AMRO Credit Facility would be for a five-year term from the date of the first drawdown, but in any event the final maturity date would be no later than December 31, 2021, subject to earlier repayment in certain circumstances.  Borrowings would bear interest at a rate equal to LIBOR + 2.60% and each tranche was repayable in 20 quarterly installments totaling approximately $2.0 million and a final payment of $31.3 million in the first quarter of 2021 and $60.2 million in the third quarter of 2021 (assuming no additional repayments discussed below). In addition, each of the three borrowers should for the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow was defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The ABN AMRO Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers.  The ABN AMRO Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

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

The Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a special purpose vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”).  The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015.  The borrower is permitted to borrow up to $49.4 million under the Danish Ship Finance Credit Facility.  The Danish Ship Finance Credit Facility is for a five-year term from the date of the first drawdown in November 2015, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.25% and are repayable in 10 semiannual installments of $1.3 million each commencing six months after drawdown and a final payment of $36.4 million at final maturity.

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

The Nordea/DNB Credit Facility

In October 2015, we entered into the Nordea/DNB Credit Facility (the “Nordea/DNB Credit Facility”), which allowed borrowings up to $50.0 million to fund the acquisition of one of the VLCCs to be constructed at HHI.  The Nordea/DNB Credit Facility was between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, a vessel-owning company, as borrower, and DHT Holdings, Inc., as guarantor.  The full amount of the Nordea/DNB Credit Facility was borrowed in December 2015.  The Nordea/DNB Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings would bear interest at a rate equal to LIBOR + 2.25% and was repayable in 10 semiannual installments of $0.6 million, each commencing three months after drawdown and a final payment of $37.5 million at final maturity.

The Nordea/DNB Credit Facility was secured by, among other things, a first-priority mortgage on the vessel financed by the Nordea/DNB Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

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

The ABN AMRO Revolving Credit Facility

In November 2016, the Company entered into a secured five-year revolving credit facility with ABN AMRO totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisitions of ships (the “ABN AMRO Revolving Credit Facility”) between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of its affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd. as borrowers (each, a special purpose vessel-owning, wholly owned subsidiary of us), and DHT Holdings, Inc., as guarantor. The financing bears interest at a rate equal to LIBOR + 2.50%. In April 2018, we entered into an agreement with ABN AMRO to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018.  In June 2019, the Company entered into an agreement with ABN AMRO to amend the repayment terms under the ABN AMRO Revolving Credit Facility by reducing the quarterly repayment installments thereunder from $1.8 million to $1.3 million. Other terms and conditions remain the same.  The credit facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers.  As of December 31, 2019, there were no amounts outstanding under the ABN AMRO Revolving Credit Facility.  The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, shall have working capital greater than zero.  “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the company’s vessels (as determined quarterly by an approved broker).

The Nordea/DNB Newbuilding Credit Facility

In June 2017, we entered into the Nordea/DNB Newbuilding Credit Facility (the “Nordea/DNB Newbuilding Credit Facility”), which allowed borrowings up to $82.5 million to fund the acquisition of two VLCCs to be constructed at HHI.  The Nordea/DNB Newbuilding Credit Facility was between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, two vessel-owning companies, as borrowers, and DHT Holdings, Inc., as guarantor.  The Nordea/DNB Newbuilding Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances.  Borrowings bear interest at a rate equal to LIBOR + 2.50% and was repayable in 20 quarterly installments of $1.0 million each commencing three months after drawdown and a final payment of $61.9 million at final maturity.

The Nordea/DNB Newbuilding Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea/DNB Newbuilding Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower.  The Nordea/DNB Newbuilding Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Nordea/DNB Newbuilding Credit Facility contained a covenant requiring that at all times the charter-free market value of the vessels that secure the Nordea/DNB Newbuilding Credit Facility be no less than 135% of borrowings.  Also, on a consolidated basis, the Company should maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero.  “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

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

The Nordea BW VLCC Acquisition Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN AMRO, Danish Ship Finance, ING, SEB and Swedbank as lenders, several special purpose vessel owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “Nordea BW VLCC Acquisition Credit Facility”), for the financing of the cash portion of the acquisition of BW’s VLCC fleet as well as the remaining installments under the two newbuilding contracts.  $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bear interest at a rate equal to LIBOR + 2.40%.

The Nordea BW VLCC Acquisition Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers.  The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

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

Subsequent to the sale of DHT Utah in November 2017 and DHT Utik in January 2018, the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018 and the prepayment of DHT Lake and DHT Raven in November 2019, the quarterly installments are $4.2 million with a final payment of $119.3 million in the second quarter of 2023.

In September 2018, DHT secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bears the same interest rate equal to LIBOR + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the scrubber financing tranche of the Nordea BW VLCC Acquisition Credit Facility was reduced to $45.0 million. As of December 31, 2019, a total of $31.5 million was drawn and $13.5 million was available. The facility will have quarterly installments of $2.25 million commencing second quarter 2020. Other terms and conditions remain unchanged.

The 2018 ABN AMRO Credit Facility

In April 2018 we entered into a $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders, two special purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to LIBOR + 2.40% and the loan is repayable in quarterly installments of $8.3 million through Q2 2024 and a final payment of $286.1 million with the last installment. The credit facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019

In September 2014, in connection with the acquisition of the shares of Samco, the Company issued $150 million aggregate principal amount of convertible senior notes due 2019 in a private placement to institutional accredited investors.  The net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses) were used, along with the net proceeds of the September 2014 registered direct offering of common stock and cash on hand, to fund the acquisition of shares in Samco.  The Company paid interest at a fixed rate of 4.50% per annum, payable semiannually in arrears.  The convertible senior notes due 2019 were convertible into common stock of DHT at any time until one business day prior to their maturity.  The initial conversion price for the convertible senior notes due 2019 was $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2019), subject to customary anti-dilution adjustments. In October 2019, holders of $26,434,000 in aggregate principal amount of the Company’s convertible senior notes due 2019, exercised their right to convert their notes into shares at the conversion price of $6.0216 per share. As a result, the Company issued 4,389,858 shares of common stock. The remaining $6,426,000 in aggregate principal amount was repaid in cash.

Convertible Senior Notes due 2021

In August 2018, the Company entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021. The Company also entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021 for gross proceeds of approximately $41.6 million.  We received net proceeds of approximately $38.9 million after the payment of placement agent fees.  Upon the completion of such private exchanges and private placement, the aggregate principal amount outstanding of convertible senior notes due 2021 was $125.0 million.  The Company pays interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes due 2021 are convertible at the option of the holder and may be converted at any time prior to the business day immediately preceding the maturity date of the convertible senior notes due 2021 as specified in the 2021 Notes Indenture. Upon conversion, holders will receive shares of the Company’s common stock. The initial conversion price for the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021), subject to customary anti-dilution adjustments.  In December 2019, $1,000 principal amount of convertible senior notes due 2021 was converted into 167 shares of common stock.  As a result, the aggregate principal amount outstanding of convertible senior notes due 2021 was $124,999,000 as of March 19, 2020.  The conversion price is subject to adjustment based on cash dividends paid on our common stock.  As a result of a cash dividend paid on February 25, 2020, as of March 19, 2020, the conversion price had been adjusted to $5.6468 per share of common stock.  Based on such adjusted conversion price, the total number of shares to be issued upon conversion would be 22,136,254 shares.  The convertible senior notes due 2021 will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms.

Note 10 – Stockholders’ equity and dividend payment

Stockholders’ equity:

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2017	142,417,407
Restricted stock issued	1,175,136
Retirement of treasury shares	(892,497)
Issued at December 31, 2018	142,700,046
Restricted stock issued	790,571
Conversion of convertible bonds	4,390,025
Retirement of treasury shares	(1,061,241)
Issued at December 31, 2019	146,819,401
Par value	$0.01	$0.01
Shares to be issued assuming conversion of convertible notes due 2021*	31,141,489
Number of shares authorized for issue at December 31, 2019	250,000,000

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

Dividend payment:

Dividend payment as of December 31, 2019:
Payment date:	Total payment	Per share Common
February 26, 2019	$7.1 million	$0.05
May 28, 2019	$11.4 million	$0.08
August 29, 2019	$2.8 million	$0.02
November 14, 2019	$7.3 million	$0.05
Total payment as of December 31, 2019:	$28.7 million	$0.20

Dividend payment as of December 31, 2018:
Payment date:	Total payment	Per share Common
February 28, 2018	$2.9 million	$0.02
May 30, 2018	$2.9 million	$0.02
August 31, 2018	$2.9 million	$0.02
November 23, 2018	$2.9 million	$0.02
Total payment as of December 31, 2018:	$11.5 million	$0.08

Dividend payment as of December 31, 2017:
Payment date:	Total payment	Per share Common
February 22, 2017	$7.6 million	$0.08
May 31, 2017	$10.1 million	$0.08
August 31, 2017	$2.8 million	$0.02
December 6, 2017	$2.8 million	$0.02
Total payment as of December 31, 2017:	$23.3 million	$0.20

On February 25, 2020, DHT paid a dividend of $0.32 per common share to shareholders of record as of February 18, 2020, resulting in a total dividend payment of approximately $47.0 million.

Note 11 – General & Administrative Expenses

General and Administrative Expenses:

(Dollars in thousands)	2019	2018	2017
Total Compensation to Employees and Directors	$10,331	$11,289	$11,655
Office and Administrative Expenses	2,633	2,449	2,147
Audit, Legal and Consultancy	1,826	1,314	3,377
Total General and Administrative Expenses	$14,789	$15,052	$17,180

Stock Compensation

The Company currently maintains the 2019 Incentive Compensation Plan (the “2019 Plan”) for the benefit of directors and senior management.  Different awards may be granted under the 2019 Plan, including stock options, restricted shares/restricted stock units and cash incentive awards.

Stock Options

The exercise price for options cannot be less than the fair market value of a common stock on the date of grant.

Restricted shares

Restricted shares can neither be transferred nor assigned by the participant.

Vesting conditions

Awards issued vest subject to continued employment or office, except that if a member of the board of directors ceases service on the board of directors prior to the applicable vesting date for any reason, his or her restricted stock will immediately vest in full.  The awards have graded vesting.  For some of the awards there is an additional vesting condition requiring certain market conditions to be met.

The Plan may allow for different criteria for new grants.

Stock Compensation Series

	Number of shares/options	Vesting Period	Fair value at grant date
(1) Granted October 2005, stock options	965	10 years	$144.00
(2) Granted March 2012, restricted shares	14,515	3 years	13.80
(3) Granted June 2013, restricted shares	155,000	4 years	4.15
(4) Granted June 2013, stock options	155,000	5 years	1.31
(5) Granted June 2013, stock options	155,000	5 years	0.97
(6) Granted February 2014, restricted shares	29,333	3 years	6.92
(7) Granted February 2014, restricted shares	29,333	3 years	6.33
(8) Granted February 2014, restricted shares	29,333	3 years	5.63
(9) Granted February 2014, restricted shares	88,000	3 years	7.61
(10) Granted June 2014, restricted shares	95,666	3 years	6.41
(11) Granted June 2014, restricted shares	95,666	3 years	5.74
(12) Granted June 2014, restricted shares	95,666	3 years	5.13
(13) Granted June 2014, restricted shares	287,000	3 years	7.15
(14) Granted January 2015, restricted shares	850,000	3 years	8.81
(15) Granted January 2016, restricted shares	824,000	2 years	6.65
(16) Granted January 2017, restricted shares	900,000	2 years	4.61
(17) Granted January 2018, restricted shares	355,000	1 year	3.92
(18) Granted January 2018, restricted shares	212,000	3 years	2.30
(19) Granted January 2019, restricted shares	360,000	3 years	4.25
(20) Granted January 2019, restricted shares	200,000	3 years	3.04
(21) Granted March 2019, restricted shares	210,000	1 year	$4.60

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options	Weighted average exercise price **

Outstanding at December 31, 2016	1,376,820	310,000	9.64
Granted	900,000
Exercised*	1,132,988
Forfeited	57,501
Outstanding at December 31, 2017	1,086,331	310,000	$9.64

Outstanding at December 31, 2017	1,086,331	310,000	9.64
Granted	567,000
Exercised*	1,085,331
Forfeited	22,500	310,000	9.64
Outstanding at December 31, 2018	545,500	-	$-

Outstanding at December 31, 2018	545,500	-	-
Granted	770,000
Exercised*	755,500
Forfeited	-
Outstanding at December 31, 2019	560,000	-	$-

*Does not include shares in lieu of dividends

**To be adjusted for dividends declared and paid subsequent to the respective grant dates.

Stock Compensation Expense

(Dollars in thousands)	2019	2018	2017
Expense recognized from stock compensation	2,532	2,458	4,806

The fair value on the vesting date for shares that vested in 2019 was $4.61 for 281,094 shares, $3.92 for 80,101 shares, $2.30 for 212,823 shares, $3.04 for 206,118 shares and $4.60 for 10,435 shares. The fair value on the vesting date for shares that vested in 2018 was $3.38 for 891,136 shares, $3.50 for 264,000 shares and $4.30 for 20,000 shares. The fair value on the vesting date for shares that vested in 2017 was $4.83 for 1,189,100 shares and $3.68 for 70,108 shares. All share-based compensation is equity-settled and no payments were made for the vested shares.  The average contractual life for the outstanding stock compensation series was 0.87 years as of December 31, 2019.

Valuation of Stock Compensation

For the year 2018, a total of 560,000 shares of restricted stock was awarded to management in January 2019, vesting in equal amounts in January 2020, January 2021 and January 2022, respectively, subject to continued employment or office, as applicable. The calculated fair value at grant date was equal to the share price at grant date. The remaining 200,000 shares vested subject to certain market conditions in May 2019 and the calculated fair value was $3.04 per share. For the year 2018, a total of 210,000 shares of restricted stock were awarded to the board of directors in March 2019. The calculated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2020. For the year 2017, a total of 567,000 shares of restricted stock were awarded to management and the board of directors in January 2018, of which 264,000 shares vested in February 2018 and 78,500 shares vested in February 2019, while 12,500 shares were forfeited in October 2018. The remaining 202,000 shares vested subject to certain market conditions in May 2019, while 10,000 shares were forfeited in October 2018. The above vesting was subject to continued employment or office, as applicable, as of the relevant vesting date, except that if a member of the board of directors ceases service on the board of directors prior to the applicable vesting date for any reason, his or her restricted stock will immediately vest in full. The estimated fair value at grant date was equal to the share price at grant date for 355,000 shares and $2.30 for 212,000 shares.   The grants of restricted stock to management and the board of directors described above were generally granted in the beginning of the year following the year to which they relate.

Compensation of Directors and Executives

Remuneration of Directors and Executives as a group:

(Dollars in thousands)	2019	2018	2017
Cash compensation	$3,518	$3,989	$4,171
Pension cost	36	202	155
Share compensation*	2,003	2,250	4,107
Total remuneration	$5,556	$6,441	$8,433

*Share compensation reflects the expense recognized.

Shares held by Directors and Executives:

	2019	2018	2017
Directors and Executives as a group*	3,615,221	3,155,503	2,729,680

*Includes 440,000 (2018: 465,000, 2017: 906,666) shares of restricted stock subject to vesting conditions.

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

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood.  As of December 31, 2019, Goodwood is the technical manager for 24 of the Company’s vessels.  In 2019, total technical management fees paid to Goodwood were $3,300 thousand.  In 2018, total technical management fees paid to Goodwood were $3,305 thousand.  In 2017, total technical management fees paid to Goodwood were $3,031 thousand.

Further, DHT has issued certain guarantees for certain of its subsidiaries.  This mainly relates to the Company’s credit facilities, which are all guaranteed by DHT Holdings.

Note 13 – Pensions

The Company is required to have an occupational pension scheme in accordance with Norwegian law on required occupational pensions (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS.  The company’s pension scheme satisfies the requirements of this law and comprises a closed defined benefit scheme.  At the end of the year, there were 12 participants in the benefit plan.

Defined benefit pension

The Company established a defined benefit plan for qualifying employees in 2010.  Under the plan, the employees, from age 67, are entitled to 70% of their base salary at retirement date.  Parts of the pension are covered by payments from the National Insurance Scheme in Norway.  The defined benefit plan is insured through an insurance company.

Calculation of this year’s pension costs:

(Dollars in thousands)
Calculation of this year’s pension costs:	2019	2018	2017
Current service cost	406	403	329
Financial costs	14	10	6
Pension costs for the year	420	413	335

The amounts recognized in the statement of financial position at the reporting date are as follows:

	2019	2018	2017
Present value of the defined benefit obligation	2,494	1,971	1,481
Fair value of plan assets	1,788	1,614	1,266
Net pension obligation	707	357	215
Remeasurement loss/(gain)	(287)	182	211
Net balance sheet recorded pension liability December 31	420	539	425

Change in gross pension obligation:
Gross obligation January 1	2,090	1,708	1,111
Current service cost	401	398	325
Interest charge on pension liabilities	54	42	31
Past service cost - curtailment/plan amendment	-	-	-
Settlement (gain)	-	-	-
Social security expenses	(31)	(57)	(44)
Remeasurements loss/(gain)	(1,055)	119	227
Exchange rate differences	(21)	(119)	58
Gross pension obligation December 31	1,439	2,090	1,708

Change in gross pension assets:
Fair value plan asset January 1	1,551	1,282	886
Interest income	36	27	20
Settlement	-	-	-
Employer contribution	216	404	313
Remeasurements (loss)/gain	(768)	(63)	16
Exchange rate differences	(16)	(99)	47
Fair value plan assets December 31	1,019	1,551	1,282

The Company expects to contribute $228 thousand to its defined benefit pension plan in 2020.

Assumptions	2019	2018	2017
Discount rate	2.30%	2.60%	2.40%
Yield on pension assets	2.30%	2.60%	2.40%
Wage growth	2.25%	2.75%	2.50%
G regulation*	2.00%	2.50%	2.25%
Pension adjustment	0.50%	0.80%	0.50%
Average remaining service period	19	18	18

*Increase of social security base amount (“G”) as per Norwegian regulations.

Note 14 – Tax

The Company is a foreign corporation that is not subject to United States federal income taxes.  Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated. The Monegasque company, DHT Management S.A.M., is subject to income taxation in Monaco, the Norwegian management company, DHT Management AS, is subject to income taxation in Norway and the subsidiaries in Singapore, DHT Ship Management (Singapore) Pte. Ltd., DHT Chartering (Singapore) Pte. Ltd. and DHT Management Pte. Ltd. are subject to income taxation in Singapore.  The tax effects for the Companies are disclosed below.

Specification of income tax:

(Dollars in thousands)	2019	2018	2017
Income tax payable	$111	$74	$132
Tax expenses related to previous year	32	1	8
Change in deferred tax	(12)	8	(8)
Total income tax expense	$131	$83	$131

Specification of temporary differences and deferred tax:

(Dollars in thousands)	December 31, 2019	December 31, 2018	December 31, 2017
Property, plant and equipment	$(13)	$(164)	$(164)
Pensions	(420)	(539)	(425)
Total basis for deferred tax	(432)	(703)	(590)
Deferred tax liability(asset), net (1) (2)	$(102)	$(155)	$(136)

Deferred tax (asset), gross (3)	(126)	(155)	(136)
Deferred tax liability, gross (3)	24	-	-

(1) Due to materiality, recognized in prepaid expenses and not on a separate line in the statements of financial position.

(2) The general income tax rate is reduced from 23% to 22%, effective from fiscal year 2019, reduced from 24% to 23%, effective from fiscal year 2018 and reduced from 25% to 24%, effective from fiscal year 2017.

(3) Deferred tax liability is related to the subsidiary in Singapore and cannot be offset with the deferred tax asset related to the subsidiary in Norway.

Reconciliation of effective tax rate:

(Dollars in thousands)	2019	2018	2017
Profit/(loss) before income tax	$73,812	$(46,845)	$6,733
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	131	83	131
Total income tax expense	$131	$83	$131

Note 15 – Investment in associate company

(Dollars in thousands)	2019	2018
Investment in associate company	$4,772	$4,388

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2019	2018
Goodwood Ship Management Pte. Ltd.	Ship management	Singapore	50%	50%

The following summarizes the share of profit of the associate that are accounted for using the equity method:

(Dollars in thousands)

Company’s share of	2019	2018
- Profit after taxation	$852	$858
- Other comprehensive income for the year, net of tax	$44	$(53)
- Total comprehensive income for the year	$896	$805

Note 16 – Condensed Financial Information of DHT Holdings, Inc. (parent company only)

SEC Rule 12-04 Condensed Financial Information of Registrant requires DHT to disclose condensed financial statements of the parent company when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.  For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations), which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2019, 2018 and 2017.  The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel-owning subsidiaries.

FINANCIAL POSITION

(Dollars in thousands)

ASSETS	December 31,	December 31,
Current assets	2019	2018
Cash and cash equivalents	$22,492	$17,783
Accounts receivable and prepaid expenses	874	374
Amounts due from related parties	62,822	36,216
Total current assets	$86,188	$54,372

Investments in subsidiaries	$468,817	$468,941
Loan to subsidiaries	526,574	563,349
Investment in associate company	201	201
Total non-current assets	$995,593	$1,032,491

Total assets	$1,081,780	$1,086,864

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$2,416	$3,733
Current portion long term debt	-	32,009
Total current liabilities	$2,416	$35,742

Non-current liabilities
Long term debt	116,568	111,968
Total non-current liabilities	$116,568	$111,968

Total liabilities	$118,984	$147,710

Stockholders’ equity
Stock	$1,468	$1,427
Treasury shares	-	(1,364)
Paid-in additional capital	1,121,047	1,097,099
Accumulated deficit	(159,719)	(158,009)
Total stockholders equity	$962,796	$939,154

Total liabilities and stockholders’ equity	$1,081,780	$1,086,864

INCOME STATEMENT

(Dollars in thousands)	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018	Jan. 1 - Dec. 31, 2017

Impairment charge	$455	$(93,452)	$(4,948)
Dividend income	25,519	9,909	25,415
General and administrative expense	(14,782)	(13,735)	(13,764)
Operating income/(loss)	$11,192	$(97,279)	$6,703

Interest income	$27,943	$24,893	$21,798
Interest expense	(12,177)	(10,341)	(9,229)
Other financial income/(expenses)	17	(3,416)	1,020
Profit/(loss) for the year	$26,975	$(86,143)	$20,293

Statement of Comprehensive Income

(Dollars in thousands)	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018	Jan. 1 - Dec. 31, 2017
Profit/(loss) for the year	$26,975	$(86,143)	$20,293
Total comprehensive income/(loss) for the period	$26,975	$(86,143)	$20,293

Attributable to the owners	$26,975	$(86,143)	$20,293

In the condensed financial statements of the parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment.  An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

(Dollars in thousands)	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018	Jan. 1 - Dec. 31, 2017

Cash Flows from Operating Activities:
Profit/(loss) for the year	$26,975	$(86,143)	$20,293
Items included in net income not affecting cash flows:
Amortization	5,459	4,733	4,170
Impairment charge	(455)	93,452	4,948
Compensation related to options and restricted stock	693	663	4,948
(Gain)/loss purchase convertible bond	-	3,589	(1,035)
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(500)	(125)	4,305
Accounts payable and accrued expenses	(1,317)	2,279	(291)
Amounts due to related parties	(63,280)	(72,365)	11,782
Net cash provided by/(used in) operating activities	$(32,425)	$(53,917)	$49,119

Cash flows from Investing Activities
Loan to subsidiaries	$75,500	$58,990	$82,814
Investment in vessels under construction	-	(21,263)	(86,004)
Net cash provided by/(used in) investing activities	$75,500	$37,727	$(3,191)

Cash flows from Financing Activities
Cash dividends paid	(28,685)	(11,487)	(23,328)
Purchase of treasury shares	(3,248)	(5,026)	-
Issuance of convertible bonds	(7)	38,945	-
Repayment of convertible bonds	(6,426)	-	-
Purchase of convertible bonds	-	-	(17,104)
Net cash (used in)/provided by financing activities	$(38,366)	$22,432	$(40,431)

Net increase/(decrease) in cash and cash equivalents	$4,709	$6,242	$5,497
Cash and cash equivalents at beginning of period	17,783	11,540	6,043
Cash and cash equivalents at end of period	$22,492	$17,783	$11,540

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

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(Loss) Reconciliation

(Dollars in thousands)	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018	Jan. 1 - Dec. 31, 2017

Profit/(loss) of the parent company only under cost method of accounting	$26,975	$(86,143)	$20,293
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	46,969	39,014	(13,664)
Profit/(loss) of the parent company only under equity method of accounting	$73,944	$(47,128)	$6,628

Equity Reconciliation

(Dollars in thousands)	December 31, 2019	December 31, 2018

Equity of the parent company only under cost method of accounting	$962,796	$939,154
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	69,731	22,762
Equity of the parent company only under equity method of accounting	$1,032,527	$961,915

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2019, the parent company recorded dividend income from its subsidiaries of $25,007 thousand.  During the year ended December 31, 2018, the parent company recorded dividend income from its subsidiaries of $9,500 thousand. During the year ended December 31, 2017, the parent company recorded dividend income from its subsidiaries of $25,000 thousand.

During the year ended December 31, 2019, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 17 – Events after the reporting date

Restricted Shares

In January 2020, for the year 2019, a total of 660,000 shares of restricted stock were awarded to management pursuant to the 2019 Plan, of which 253,334 shares will vest in January 2021, 53,333 shares will vest in January 2022 and 153,333 shares will vest in January 2023.  The remaining 200,000 shares will vest subject to certain market conditions prior to January 2023.  The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date.  The estimated fair value at grant date was equal to the share price at grant date for 460,000 shares and $3.5637 per share for 200,000 shares.  In January 2020, a total of 150,000 shares of restricted stock was awarded to the board of directors pursuant to the 2019 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2021.

Dividend

On February 5, 2020, DHT announced that it would pay a dividend of $0.32 per common share on February 25, 2020, to shareholders of record as of February 18, 2020.  This resulted in a total dividend payment of $47.0 million.

Approval of financial statements

The financial statements were approved by the board of directors on March 19, 2020, and authorized for issue.