Form 20-F
period 2020-12-31
DHT Holdings, Inc.
filed 2021-03-25
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

170,798,328 shares of common stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes☒No ☐

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

i

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “Company,” “DHT” and “DHT Holdings” refer to DHT Holdings, Inc. and its subsidiaries and all references to DHT Holdings, Inc. “common stock” are to our common registered shares. All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2018. All references in this report to “convertible senior notes due 2019” are to our 4.50% convertible senior notes due 2019, $26,434,000 aggregate principal amount of which was converted into shares of the Company’s common stock at the conversion price of $6.0216 per share and the remaining $6,426,000 aggregate principal amount of which was repaid in cash, in each case in October 2019, and all references in this report to “convertible senior notes due 2021” or to “convertible senior notes” are to our 4.50% convertible senior notes due 2021, of which the remaining $124,999,000 aggregate principal amount outstanding was converted into shares of the Company’s common stock at the conversion price of $5.3470 per share in August 2020. All references in this report to “Samco Shipholding” or “Samco” refer to Samco Shipholding Pte. Ltd., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2017. Our functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. All references in this report to “$” and “dollars” refer to U.S. dollars.

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

IMO 2020
On January 1, 2020, a new limit on the Sulphur content in the fuel oil used on board ships came into force, marking a significant milestone to improve air quality, preserve the environment and protect human health.

In relation to IMO 2020, refiners began to produce very low Sulphur fuels to the industry, however with varying processes and specifications.

Before the entry into force of the new limit, most ships were using heavy fuel oil. Now, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the new limit or continue to use heavy fuel oil in combination with an Exhaust Gas Cleaning System (EGCS, commonly referred to as scrubbers).

Known as “IMO 2020”, the rule limits the Sulphur in the fuel oil used on board ships operating outside designated emission control areas to 0.50% m/m (mass by mass) — a significant reduction from the previous limit of 3.5%. Within specific designated emission control areas the limits were already stricter (0.10%).

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

scrapping	The disposal of vessels by demolition for scrap metal.

Term	Definition
special survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least once during each five-year period. Special surveys require a vessel to be drydocked.

spot market	The market for immediate chartering of a vessel, usually for single voyages.

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

voyage charter
A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the customer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports. Also referred to as a “spot charter”.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;

•	the availability of insurance on commercially reasonable terms;

•	DHT’s and its subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	fluctuations in currencies and interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•
the severity and duration of the COVID-19 pandemic, including governments’ related responses to the outbreak which could cause business disruptions and continued declines in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

•
the availability of existing vessels to acquire or newbuilds to purchase, or the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	competitive pressures within the tanker industry;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	risks incident to vessel operation, including discharge of pollutants;

•	unanticipated changes in laws and regulations;

•	delays and cost overruns in construction projects;

•	any malfunction or disruption of information technology (“IT”) systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	potential liability from future litigation;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

•	our business strategy and other plans and objectives for future operations;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and

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

The following selected consolidated financial and other data summarize historical financial and other information for DHT Holdings for the period from January 1 through December 31, 2020, 2019, 2018, 2017 and 2016. This information should be read in conjunction with other information presented in this report, including “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(Dollars in thousands, except number of shares and per share amount and fleet data)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Statements of operations data:
Shipping revenues (1)	$691,039	$535,068	$375,941	$355,052	$356,010
Voyage expenses	140,564	187,500	161,891	113,301	65,349
Total operating expenses excl. Voyage expenses (2)	236,883	208,701	197,753	198,448	250,147
Operating income	313,591	138,867	16,297	43,303	40,514
Profit/(loss) for the year	266,281	73,680	(46,927)	6,602	9,260
Profit/(loss) per share - basic	$1.71	$0.51	$(0.33)	$0.05	$0.10
Profit/(loss) per share - diluted	$1.61	$0.51	$(0.33)	$0.05	$0.10
Statements of financial position data (at end of year):
Vessels and time charter contracts	1,476,436	1,589,444	1,665,810	1,444,146	1,177,521
Total assets	1,621,989	1,827,218	1,863,856	1,730,497	1,403,737
Total current liabilities	47,929	130,239	123,699	83,026	74,310
Total non-current liabilities	465,120	764,530	878,489	721,579	644,416
Stock	1,708	1,468	1,427	1,424	934
Total equity	1,108,940	932,449	861,668	925,892	685,012
Weighted average number of shares - basic	155,712,886	143,437,164	143,429,610	124,536,338	93,382,757
Weighted average number of shares - diluted	170,053,975	168,159,876	143,434,921	124,536,338	93,389,610
Dividends paid per share (3)	$1.35	$0.20	$0.08	$0.20	$0.71
Cash flow data:
Net cash provided by operating activities	529,870	155,956	53,985	101,817	194,008
Net cash used in investing activities	(26,717)	(53,369)	(188,165)	(186,545)	(213,033)
Net cash (used in)/provided by financing activities	(501,868)	(130,176)	151,832	52,725	(38,454)
Fleet data:
Number of tankers owned (at end of period)	27	27	27	26	21
Revenue days (4)	9,549	9,469	9,706	9,080	7,020

(1)
Effective January 1, 2018, the Company adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers. The comparative information has not been restated and continues to be reported under IAS 18 Revenue as permitted by the transition options in IFRS 15.

(2)
The years ended 2020, 2019, 2018, 2017 and 2016 include a non-cash impairment charge of $12.6 million, $0.0 million, $3.5 million, $8.5 million and $84.7 million, respectively. The years ended 2018 and 2016 include a gain from sale of vessels of $0.1 million and $0.1 million, respectively. The year ended 2017 includes loss from sale of vessels of $3.5 million.

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

RISKS RELATING TO OUR COMPANY

Our financial and operating performance has been and may continue to be adversely affected by the COVID-19 pandemic.

Our business may be adversely affected by the continued outbreak of the COVID-19 virus, which has introduced uncertainty into global economic activity and, as such, our operational and financial activities. Failure to control the spread of the virus could continue to significantly impact economic activity which could adversely affect our business, financial condition, and results of operations. As the situation is continuously evolving with further waves of infections and new variants of the virus being discovered across many countries worldwide, it is difficult to predict the severity and long-term impact of the pandemic on the industry and the Company at this time. The COVID-19 pandemic has caused lower demand for oil and thus lower demand for oil transportation work. Immigration and quarantine challenges stemming from the COVID-19 outbreak could result in scheduled repairs exceeding the expected time, causing our vessels to remain off hire for longer periods than planned. Our ability to change crews at regular intervals may continue to be impacted, as crews may be required to stay onboard longer than planned. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 - related disruptions may lead to the termination of charters leaving our vessels without employment. Any global recession caused by the pandemic could be prolonged and could also severely affect financing institutions and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets, which could impact our ability to finance and expand our operations and thus could materially adversely affect our results of operation and financial condition.

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

There is still considerable instability in the world economy that could initiate a new economic downturn and result in tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets. A renewal of the financial crisis that affected the banking system and the financial markets may adversely impact our business and financial condition in ways that we cannot predict. In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

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

We may not pay dividends in the future.

The timing and amount of future dividends for our common stock or preferred stock, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements; the loss of a vessel; the acquisition of one or more vessels; required capital expenditures; reserves established by our board of directors; increased or unanticipated expenses; including insurance premiums; a change in our dividend policy; increased borrowings; increased interest payments to service our borrowings; prepayments under credit agreements in order to stay in compliance with covenants in the secured credit facilities; repurchases of our securities that may be outstanding from time to time, future issuances of securities or the other risks described in this section of this report, many of which may be beyond our control. In addition, any new shares of common stock issued will increase the cash required to pay future dividends. Any common or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or other equity incentives, would have a similar effect, and may reduce our ability to pay future dividends.

In addition, our dividends are subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividends by establishing a reserve for, among other things, the repayment of the secured credit facilities, repurchases of our securities that may be outstanding from time to time or to help fund the acquisition of a vessel. Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity dates of our indebtedness approach, we are no longer able to generate cash flows from our operating activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate. If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease. In addition, our ability to pay dividends is limited by the Republic of the Marshall Islands (the “Marshall Islands”) law. Marshall Islands law generally prohibits the payment of dividends other than from surplus and while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends.

Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries. Our subsidiaries own all of our vessels. Following the April 2018 refinancing, as described in Item 5, our subsidiaries are party to four secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries. The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries. These restrictions may limit our and our subsidiaries’ ability to, among other things: pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

Our obligations under the secured credit facilities include financial and operating covenants, including requirements to maintain specified “value-to-loan” ratios. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 135% of the aggregate principal amount outstanding under the loan. Though we are currently compliant with such ratios under the secured credit facilities, vessel values have generally experienced significant volatility over the last few years. If vessel values decline meaningfully from current levels, we could be required to make repayments under certain of the secured credit facilities in order to remain in compliance with the value-to-loan ratios.

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

We are dependent on performance by our charterers.

As of December 31, 2020, 18 of our 27 vessels currently in operation are on time charters. We are dependent on the performance by the charterers of their obligations under the charters. Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels due to changing trading patterns or other factors not controlled by us. If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends. As of December 31, 2020, we had three vessels on index-based charters for which the profit sharing element is calculated based on the indexes.

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

As of December 31, 2020, 18 of our vessels are currently on charters with 10 different charterers. At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be reduced or eliminated.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences. In particular, U.S. stockholders who are individuals would not be eligible for the current maximum 20% preferential tax rate on qualified dividends. In addition, under the PFIC rules, unless U.S. stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of such stock. The current maximum 20% preferential tax rate for individuals would not be available for this calculation.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code. Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2020 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2021 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax. We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway. The management functions below the board level are currently split between Monaco, Singapore and Norway. Our Monaco office holds senior management, our Singapore office holds chartering, operations, newbuilding supervision and technical management whereas our Norwegian office retains functions within finance, accounting, investor relations, chartering and operations. Material decisions regarding our business or affairs are made, and our board of directors meetings are held at our principal place of business (including telephonically, in the case of some board meetings). However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax. If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected. In addition, if we are unsuccessful in our defense against such a contention, dividends paid to our stockholders could be subject to Norwegian withholding taxes.

Recently enacted economic substance laws of the Marshall Islands, the Cayman Islands and Bermuda may adversely impact our business, financial condition or results of operations.

The European Union Code of Conduct Group has assessed the tax policies of a range of countries, including the Marshall Islands, where we and 22 of our vessel-owning subsidiaries are incorporated, the Cayman Islands, where seven of our vessel-owning subsidiaries are incorporated; and Bermuda (together with the Marshall Islands and the Cayman Islands, collectively, “Economic Substance Jurisdictions”), where our principal executive offices are located.

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

The Economic Substance Laws generally require companies that are registered in the applicable Economic Substance Jurisdiction and carrying on one or more “relevant activities” to maintain a substantial economic presence in such Economic Substance Jurisdiction. The list of “relevant activities” includes, among other business activities, shipping business, headquarters business and holding company business. The Company intends to comply with relevant Economic Substance Laws. However, it is currently unclear which additional measures, if any, we would be required to take in order to comply with relevant Economic Substance Laws in each Economic Substance Jurisdiction. Failure to comply with relevant Economic Substance Laws in each Economic Substance Jurisdiction may subject us to certain monetary penalties and, solely with respect to the Marshall Islands ESR, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity. Accordingly, any implementation of, or changes to, any of the Economic Substance Laws that impact us could adversely affect our business, financial condition or results of operations.

A cyberattack could lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our computer systems to manage, process, store and transmit information. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems, adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

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

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results. The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affects the need for tanker capacity;

•	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which could impact the need for tanker capacity;

•	developments in international trade, protectionism and market fragmentation;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	weather; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the carrying capacity of new ships delivered exceeds the capacity of tankers being removed from the fleet, total transportation capacity will increase. As of March 17, 2021, the newbuilding order book for VLCC vessels equaled approximately 9.4% of the existing fleet measured in dwt. We cannot assure you that the order book will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

Terrorist attacks, international hostilities, and the emergence or continuation of a global public health threat, such as the COVID-19 pandemic crisis, can affect the demand for oil transportation work, which could adversely affect our business.

Terrorist attacks, the outbreak of war, the existence of international hostilities, or the emergence or continuation of a global public health threat or pandemic crisis, such as the recent COVID-19 outbreak, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to employ our vessels. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by trade wars and changing economic, political and government conditions in or between the countries and regions in which our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by political instability, terrorist or other attacks, war or international hostilities.

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

In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities. On November 24, 2013, the P5+1 (the U.S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”). Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015. On July 14, 2015, the P5+1 and EU entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran. Under the JCPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, certain sanctions would be lifted on the Iranian petrochemicals, precious metals, and automotive industries. The parties affirmed that the JPOA’s temporary relief measures would remain in effect until the date that Iran implemented certain nuclear-related commitments described in the JCPOA (“Implementation Day”). On October 18, 2015, the JCPOA came into effect and participants began taking steps necessary to implement their JCPOA commitments. On January 16, 2016, the International Atomic Energy Agency verified that Iran implemented key nuclear-related commitments described in the JCPOA, and, in accordance with the JCPOA, that day was deemed Implementation Day, and the JPOA ceased to be in effect. As a result, the following sanctions were lifted on Implementation Day: (1) U.S. nuclear-related sanctions described in sections 17.1 to 17.2 of Annex V of the JCPOA, (2) EU nuclear-related sanctions described in section 16 of Annex V of the JCPOA and (3) the UN Security Council Resolutions 1696, 1737, 1747, 1803, 1835, 1929 and 2224. On May 8, 2018, the President of the United States announced that the U.S. was withdrawing from the JCPOA. U.S. nuclear-related sanctions that had been lifted on Implementation Day were reinstated in two phases and became effective on August 7, 2018 and November 5, 2018, respectively. In 2019, the President of the United States issued Executive Orders that imposed sanctions on Iran’s iron, steel, aluminum and copper sectors, and on Iran’s Supreme Leader and other senior Iranian government officials. In 2020, additional Executive Orders were issued that imposed sanctions on Iran’s construction, mining, manufacturing and textiles sectors, as well as transfers to and from Iran of conventional arms or military equipment. Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. and EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014.

During 2020 and 2019, no vessels in our fleet made any calls to ports in Iran. During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing approximately 0.27% of our 741 calls on worldwide ports during the same period. During 2017, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of four calls to ports in Iran, representing approximately 0.56% of our 707 calls on worldwide ports during the same period. During 2016, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of three calls to ports in Iran, representing approximately 0.48% of our 629 calls on worldwide ports during the same period. Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012. The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels. Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran. To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2020.

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

Political uncertainty has created financial and economic uncertainty, most recently as a result of the United Kingdom’s June 2016 referendum to withdraw from the EU (commonly referred to as “Brexit”). On March 29, 2017, the United Kingdom notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. On October 22, 2019, the House of Commons of the United Kingdom voted for a withdrawal agreement to enact Brexit. The United Kingdom exited the European Union on January 31, 2020 and entered a transition period through December 31, 2020, during which EU law still applied in the United Kingdom. On December 24, 2020, the United Kingdom and the EU agreed to a trade deal, which went into effect on January 1, 2021, replacing the transitional agreements. It remains uncertain whether the trade agreement will support operations and related demand for our services from clients based in the United Kingdom, which could have a material adverse effect on our business. Further, many of the structural issues facing the EU following the European Debt Crisis and Brexit remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. Additionally, it is possible that the recent political events in Europe may lead to the complete dissolution of the EMU or EU. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

The value of our vessels may be depressed at the time we sell a vessel.

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

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters or casualties, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Further, our business operations could be negatively impacted by the COVID-19 pandemic, which could interrupt our business operations and ability to execute our services. Any of these events could impair the ability of charterers of our vessels to make payments to us under our charters.

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

We have shares of common stock that are available for resale, including 25,702,545 shares of common stock that were issued in March 2017. We do not know when or in what amount these shareholders, or their respective transferees, donees, pledgees, or other successors in interest may offer their shares of common stock for sale, if any. These shares may create an excess supply of our stock if any significant resale were to occur.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, a bankruptcy act or an insolvency act.

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the Republic of the Marshall Islands Business Corporations Act, or the “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S. However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the U.S. Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the U.S. While the BCA provides that it is to be interpreted and construed according to the laws of the State of Delaware and other U.S. states with substantially similar legislative provisions and that the non-statutory laws of the State of Delaware and other U.S. states with substantially similar legislative provisions are thereby declared to be and adopted as the laws of the Marshall Islands, there have been few court cases interpreting the BCA in the Marshall Islands. We cannot predict whether the Marshall Islands courts would reach the same conclusions that any particular U.S. court would reach or has reached. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

In addition, the Marshall Islands has no bankruptcy nor insolvency act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

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

The anti-takeover provisions in our amended and restated bylaws may discourage a change of control.

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

We operate a fleet of crude oil tankers. As of March 17, 2021, our fleet consisted of 28 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons. As of the date of this report, 13 of our 28 vessels are on time charters and 15 vessels are operating in the spot market. Some of our time charter contracts have fixed base rates with a profit sharing mechanism in the event that rates exceed the fixed base rates. The fleet operates globally on international routes. The 28 VLCCs have a combined carrying capacity of 8,660,835 dwt and an average age of approximately 9.2 years as of the date of this report.

Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of five VLCCs (including the delivery of four newbuildings) and capital expenditures related to 12 scrubbers for a total of $451 million. Our principal divestitures during the same period comprise the sale of one VLCC tanker and two Aframax tankers for a total of $45 million.

RECENT DEVELOPMENTS

Acquisition of two VLCCs

In January 2021, the Company announced the acquisition of two VLCCs built in 2016 at DSME (Daewoo) for a total of $136 million. The first vessel was delivered on February 18, 2021, and the second vessel is scheduled to be delivered during the first half of 2021.

Partial prepayment of the Credit Agricole Credit Facility

In September 2020, the Company prepaid the outstanding amount in respect of DHT Scandinavia under the Credit Agricole Credit Facility (as defined in Item 5), totaling $12.7 million.

Partial prepayment of the ABN AMRO Credit Facility

In March 2020 and September 2020, the Company prepaid $57.8 million and $42.2 million, respectively, under the ABN AMRO Credit Facility (as defined in Item 5). The prepayments were made under the revolving credit facility tranche and may be re-borrowed. In June 2020, the Company prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2021.

Partial prepayment of the Nordea Credit Facility

In May and November 2020, the Company prepaid $25.8 million and $25.8 million under the Nordea Credit Facility (as defined in Item 5). The voluntary prepayments were made for all regular installments for 2021 and 2022, respectively. In August 2020, the Company prepaid $37 million under the revolving credit facility tranche.

Conversion of convertible senior notes due 2021

In July 2020, we sent notice to redeem all of the outstanding convertible senior notes due 2021 and holders of $124,999,000 aggregate principal amount of the Company’s convertible senior notes due 2021, representing all of the outstanding convertible senior notes due 2021, exercised their right to convert their convertible senior notes due 2021 into shares of the Company’s common stock, par value $0.01 per share at the conversion price of $5.3470 per share. As a result, the Company issued 23,377,397 shares of common stock.

Cancellation of the ABN AMRO Revolving Credit Facility

In September 2020, the Company canceled in full the commitments under the ABN AMRO Revolving Credit Facility (as defined in Item 5).

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 17, 2021:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q3 2021
DHT Bauhinia	Spot
DHT Bronco	Spot
DHT China	Time charter with profit sharing	Q2 2021
DHT Colt	Time charter	Q3 2022
DHT Condor	Time charter	Q1 2021
DHT Edelweiss	Time charter	Q1 2021
DHT Europe	Spot
DHT Falcon	Spot
DHT Hawk	Time charter	Q3 2021
DHT Jaguar	Spot
DHT Lake	Spot
DHT Leopard	Time charter	Q4 2021
DHT Lion	Spot
DHT Lotus	Spot
DHT Mustang	Time charter	Q2 2021
DHT Opal	Time charter	Q3 2021
DHT Panther	Spot
DHT Peony	Time charter	Q3 2021
DHT Puma	Spot
DHT Raven	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Stallion	Time charter	Q2 2022
DHT Sundarbans	Time charter with profit sharing	Q4 2021
DHT Taiga	Time charter with profit sharing	Q4 2022
DHT Tiger	Spot

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

Our technical management providers (the “Technical Managers”) are Goodwood and V.Ships France SAS. Goodwood, of which DHT owns 50%, is our main Technical Manager managing all but three of our vessels. These three vessels fly the French Flag and are managed by V. Ships France SAS. Under our ship management agreements with the Technical Managers, the Technical Managers are responsible for the technical operation and upkeep of the respective vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and that each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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

Each ship management agreement with the Technical Managers is cancelable by us or the Technical Managers for any reason at any time upon 60 days’ prior written notice to the other. Upon termination, we are required to cover actual crew support cost and severance cost and to pay a management fee for three months following termination. We will be required to obtain the consent of any applicable charterer and our lenders before we appoint a new manager; however, such consent may not be unreasonably withheld.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2020:

Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society***	Percent of Ownership
VLCC
DHT Mustang(7)	2018	317,975	HK	HHI	ABS	100%
DHT Bronco(7)	2018	317,975	HK	HHI	ABS	100%
DHT Colt(6)	2018	319,713	HK	DSME	LR	100%
DHT Stallion(6)	2018	319,713	HK	DSME	LR	100%
DHT Tiger(4)	2017	299,629	HK	HHI	ABS	100%
DHT Puma(4)	2016	299,629	HK	HHI	ABS	100%
DHT Panther(4)	2016	299,629	HK	HHI	ABS	100%
DHT Lion(4)	2016	299,629	HK	HHI	ABS	100%
DHT Leopard(4)	2016	299,629	HK	HHI	ABS	100%
DHT Jaguar(4)	2015	299,629	HK	HHI	ABS	100%
DHT Taiga(3)	2012	314,249	HK	HHI	ABS	100%
DHT Opal(5)	2012	320,105	HK	DSME	LR	100%
DHT Sundarbans(3)	2012	314,249	RIF	HHI	LR	100%
DHT Redwood(3)	2011	314,249	HK	HHI	ABS	100%
DHT Amazon(3)	2011	314,249	RIF	HHI	LR	100%
DHT Peony(5)	2011	320,013	HK	BSHIC	ABS	100%
DHT Lotus(5)	2011	320,142	HK	BSHIC	ABS	100%
DHT Edelweiss(5)	2008	301,021	HK	DSME	LR	100%
DHT Hawk(1)	2007	298,923	HK	NACKS	LR	100%
DHT China(3)	2007	317,794	RIF	HHI	LR	100%
DHT Europe(3)	2007	317,713	HK	HHI	LR	100%
DHT Bauhinia(5)	2007	301,019	HK	DSME	LR	100%
DHT Falcon(1)	2006	298,971	HK	NACKS	LR	100%
DHT Scandinavia(3)	2006	317,826	HK	HHI	ABS	100%
DHT Condor(2)	2004	320,050	HK	DSME	ABS	100%
DHT Raven(5)	2004	298,563	HK	DSME	ABS	100%
DHT Lake(5)	2004	298,564	HK	DSME	ABS	100%

*HK: Hong Kong; RIF: French International Registry.

**HHI: Hyundai Heavy Industries Co., Ltd.; BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd.; NACKS: Nantong Cosco KHI Engineering Co. Ltd; DSME: Daewoo Shipbuilding & Marine Engineering Co., Ltd.

***ABS: American Bureau of Shipping, an American classification society; LR: Lloyd’s Register, a United Kingdom classification society.

(1)	Acquired on February 17, 2014.
(2)	Acquired on May 30, 2014.
(3)	Acquired on September 17, 2014.
(4)
Delivery dates from HHI for six newbuildings were as follows: DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016 and DHT Tiger on January 16, 2017.

(5)
Delivery dates for the vessels acquired from BW Group Limited (“BW Group”) were as follows: DHT Raven and DHT Opal on April 24, 2017, DHT Edelweiss on April 28, 2017, DHT Peony on April 29, 2017, DHT Lake on May 7, 2017, DHT Bauhinia on June 13, 2017 and DHT Lotus on June 20, 2017.

(6)	Delivery dates from DSME for the two newbuildings acquired from BW Group were as follows: DHT Stallion on April 27, 2018 and DHT Colt on May 25, 2018.
(7)	Delivery dates from HHI for the two newbuildings were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.

In March 2017, we entered into an agreement with BW Group for the acquisition of BW Group’s VLCC fleet, including two newbuildings that were delivered in the first half of 2018. The total cost to us for each of the two DSME newbuildings was approximately $82.0 million.

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

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain entities also require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Under our ship management agreements, the Technical Managers are required to maintain operating standards for our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, it is difficult to accurately predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions. Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs. In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect. These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016. As of January 1, 2020, all ships are required under the rules applying to sulfur content (commonly referred to as “IMO 2020”) to comply with a lower global sulfur limit by using fuel with a sulfur content of 0.5% m/m, by using liquefied natural gas for fuel, or by installing an exhaust scrubber. As a result, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the new limit or continue to use heavy fuel oil in combination with an exhaust gas cleaning system (commonly referred to as scrubbers). The U.S. ratified the Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or “VGP,” authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP requires owners and operators to comply with a range of best management practices, reporting requirements and other standards for a number of vessel discharges. The current VGP, which became effective in December 2013, contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and more stringent limits for oil to sea interfaces and exhaust gas scrubber wastewater. Vessels calling U.S. ports are required to have Coast Guard approved ballast water management systems installed by their first regular drydocking after January 1, 2016, with few exceptions. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, or “VIDA,” enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.

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

Greenhouse Gas Regulation

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015 the United Nations Framework Convention on Climate Change, or UNFCCC, adopted the Paris Agreement, an international framework with the intent of reducing global GHG emissions, which is set to take effect by 2020. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not require parties to the agreement to adopt emissions controls for the shipping industry, a new treaty or other applicable requirements could be adopted in the future that includes such restrictions.

Additionally, the MEPC has implemented two energy efficiency standards for new and old vessels—the Energy Efficiency Design Index and the Ship Energy Efficiency Management Plan, which entered into force in January 2013. Effective January 1, 2018, the EU’s MRV Regulation requires all ships over 5,000 tons loading or unloading cargo or passengers in EU ports to monitor, report and verify their carbon dioxide emissions.

The U.S. has adopted regulations to limit greenhouse gas emissions from certain mobile and large stationary sources. Although these regulations do not apply to greenhouse gas emissions from ships, the EPA may regulate greenhouse gas emissions from ocean-going vessels in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases, could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2020.

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

BUSINESS

We currently operate a fleet of 28 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt”. As of the date of this report, 13 of the vessels are on time charters and 15 vessels are operating in the spot market. Some of our time charter contracts have fixed base rates with a profit sharing mechanism in the event that rates exceed the fixed base rates. The fleet operates globally on international routes. The 28 VLCCs have a combined carrying capacity of 8,660,835 dwt and an average age of approximately 9.2 years as of the date of this report.

In January 2017, we entered into an agreement with Hyundai Heavy Industries for the construction of two VLCCs of 318,000 dwt. The two vessels were delivered on July 27, 2018 and October 8, 2018, respectively.

In March 2017, we entered into an agreement with BW Group providing for the acquisition of BW Group’s VLCC fleet including two newbuildings of 319,000 dwt. The two newbuilding vessels were delivered on April 27, 2018 and May 25, 2018.

As of March 2021, we have entered into ship management agreements with two Technical Managers: Goodwood and V.Ships (France). Goodwood is owned 50% by DHT and manages our vessels flying the Hong Kong flag. V.Ships (France) manages the three vessels flying the French flag. The Technical Managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations. Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;

•	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

•	our vessels’ operating expenses;

•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;

•	the required capital expenditures related to newbuilding orders;

•	our ability to access capital markets to finance our fleet;

•	our vessels’ depreciation and potential impairment charges;

•	our general and administrative and other expenses;

•	our interest expense including any interest swaps;

•	any future vessel sales and acquisitions;

•	general market conditions when charters expire;

•	fluctuations in the supply of and demand for oil;

•	the impact of the COVID-19 pandemic; and

•	prepayments under our credit facilities to remain in compliance with covenants.

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

OUTLOOK FOR 2021

The tanker market in 2020 started with strong underlying fundamentals consisting of growing oil demand and oil inventory levels at sensible levels. Then the COVID-19 virus broke out during the first quarter of the year, negatively impacting economic activity with reduced oil consumption and building of oil inventories as a consequence, resulting in a weak tanker market.

We expect the tanker market for 2021 to continue to be impacted by COVID-19 as the oil market needs to be rebalanced through recovery in oil consumption and winding down of inventories, and with oil producers increasing supply of oil in response. We are uncertain of the timing of the tanker market recovery, but we believe it will ensue.

The continued cyclicality and volatility in the freight market are a confirmation and validation of our strategy, partly evidenced by:

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

CRITICAL ACCOUNTING POLICIES

Our financial statements for the fiscal years 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2020, included as Item 18 of this report.

Revenue Recognition

During 2020, our vessels generated revenues from time charters and by operating in the spot market (voyage charters).

The Company adopted IFRS 15 Revenue from Contracts with Customers with effect from January 1, 2018.

IFRS 15 was adopted using the modified retrospective method by recognizing the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

IFRS 15 uses the terms “contract assets” and “contract liability” to describe what might more commonly be known as “accrued revenue” and “deferred revenue”; however, the standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The Company uses the term “capitalized voyage expenses” for costs related to the transportation of the vessel to the load port from its previous destination.

For vessels operating on spot charters voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Capitalized voyage expenses are amortized between load port and discharge port.

The Company adopted IFRS 16 Leases with effect from January 1, 2019. IFRS 16 introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. For vessels on time charters, where the Company is a lessor, the time charter contract contains a lease component, which is the right to use the specified ship, and a non-lease component, which is the operation and maintenance of the ship. Technical management service components are accounted for in accordance with IFRS 15 and the lease components are accounted for in accordance with IFRS 16. The service elements are recognized as revenue as the service is being delivered (over time), and the timing of this coincides with timing of revenue recognized for the leasing element as per IFRS 16.

The Company’s accounting policies for its revenue streams are disclosed in detail in Note 2 below.

Vessel Lives

The Company estimates the average useful life of a vessel to be 20 years. The actual life of a vessel may be different, and the useful lives of the vessels are reviewed at fiscal year-end, with the effect of any changes in estimate accounted for on a prospective basis. New regulations, market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods. The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking and the cost of the scrubber less impairment, if any, or, as is the case with ships acquired in the second-hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years. The depreciation per day is calculated based on a vessel’s original cost less a residual value which is equal to the product of such vessel’s lightweight tonnage and an estimated scrap rate per ton. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The vessels are required by their respective classification societies to go through a drydock at regular intervals. In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2 1/2 years. Depreciation of scrubbers, determined on the same basis as other property assets, commences when the assets are ready for their intended use (i.e., from the actual installation and through 2022).

Carrying Value and Impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In instances where a vessel is considered impaired, it is written down to its recoverable amount. Given the significance of these assets to our financial reporting, an impairment charge and/or reversal of previously recognized impairments could have a material impact on the Company’s financial reporting. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. Possible external factors include changes in the current market conditions, charter rates, market capitalization to book value of equity, and broker rates. Possible internal factors include weighted average cost of capital and changes in circumstances affecting the physical condition of the vessels. To the extent it is determined that indicators of impairment and/or reversal of previously recognized impairment exist, the value in use is estimated for the respective vessels. A reversal of a previously recognized impairment loss is recorded only to the extent there has been an increase in the estimated service potential of an asset, either from use or sale.

For the year ended December 31, 2020, impairment indicators were identified for some of our vessels, due to the difference between the carrying value and the estimated market value of the vessel, and thus the Company performed further testing to determine the recoverable amount of the cash generating units.

When determining the recoverable amount of the cash generating units, management applies a significant level of judgment when determining the assumptions used to calculate the value in use for each cash generating unit, especially regarding the expected future charter rates and the weighted average cost of capital. Although current charter rates are observable and there is some available information about expected future charter rates, history has proven that the charter rates are seasonal in nature and volatile.

In developing estimates of future cash flows, we must make significant assumptions about future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels and the estimated remaining useful lives of the vessels, in addition to the future charter rates and weighted average cost of capital as described above. These assumptions are based on historical trends and current market conditions, as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings, (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states, (v) changes in our vessels’ relative exposure to the spot and time charter markets and (vi) the prevalence of profit sharing arrangements in our time charter contracts. Please see our risk factors under the headings “Vessel values and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations” and “The highly cyclical nature of the tanker industry may lead to volatile changes in spot or time charter rates from time to time, which may adversely affect our earnings” in Item 3.D of this report for a discussion of additional risks relating to the volatility of charter rates.

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

In the fourth quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandanavia through a non-cash impairment charge of $7.6 million. The impairment test was performed using an estimated WACC of 8.59%. As DHT operates in a non-taxable environment specific to shipping revenues, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current Forward Freight Agreements (“FFA”) for the first two years, estimated by Braemar ACM Shipbroking and (b) the 25-year historical average spot rates as reported by Clarksons Shipping Intelligence thereafter. The Company’s decision to use FFA rates for the first two years was based on the Company’s exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The Company’s determination to use historical average spot rates rather than time charter rates was based on the Company’s exposure to the spot market, including the prevalence of profit sharing arrangements in time charter contracts. The Company’s determination to use the 25-year historical average for spot rates was based on the Company’s belief that such time period provides a rate that is most representative of longer-term performance as it mitigates the impact of the highly cyclical nature of the tanker industry. The time charter equivalent FFA rates used for the impairment test as of December 31, 2020 for the VLCCs was $19,610 per day for 2021 and $25,279 per day for 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,466. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $4,000 per day has been added through 2022 for VLCCs with scrubbers. For vessels on charter we assumed the contractual rate for the remaining term of the charter. The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the vessels are the WACC and the future rates. Decreasing the WACC by 0.5% would decrease the impairment charge by $1.5 million. Increasing/decreasing the future rates by $500 per day would decrease/increase the impairment charge by $1.4 million.

In the third quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandanavia through a non-cash impairment charge of $4.9 million. The impairment test was performed using an estimated WACC of 8.12%. The time charter equivalent FFA rates used for the impairment test as of September 30, 2020 for the VLCCs was $20,107 per day for the fourth quarter of 2020, $21,550 per day for 2021 and $21,194 per day for the first three quarters of 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,557. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $3,000 per day has been added through 2022 for VLCCs with scrubbers. For vessels on charter we assumed the contractual rate for the remaining term of the charter.

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2020.

Vessel	Built	Vessel Type	Purchase Month	Carrying Value	Estimated Charter-Free Fair Market Value*
(Dollars in thousands)
DHT Raven	2004	VLCC	Apr. 2017	23,169	31,000
DHT Lake	2004	VLCC	May 2017	23,228	31,000
DHT Condor	2004	VLCC	May 2014	29,734	31,000
DHT Falcon	2006	VLCC	Feb. 2014	31,510	33,500
DHT Scandinavia	2006	VLCC	Sep. 2014	40,425	35,500
DHT Bauhinia	2007	VLCC	Jun. 2017	30,301	35,000
DHT Europe	2007	VLCC	Sep. 2014	33,601	35,000
DHT China**	2007	VLCC	Sep. 2014	38,395	35,000
DHT Hawk	2007	VLCC	Feb. 2014	34,352	36,500
DHT Edelweiss	2008	VLCC	Apr. 2017	35,143	37,500
DHT Lotus	2011	VLCC	Jun. 2017	52,198	47,000
DHT Peony	2011	VLCC	Apr. 2017	49,247	47,000
DHT Amazon	2011	VLCC	Sep. 2014	60,976	50,000
DHT Redwood	2011	VLCC	Sep. 2014	63,687	50,000
DHT Sundarbans	2012	VLCC	Sep. 2014	62,905	54,000
DHT Opal	2012	VLCC	Apr. 2017	51,737	51,000
DHT Taiga	2012	VLCC	Sep. 2014	64,414	54,000
DHT Jaguar	2015	VLCC	Nov. 2015	75,252	64,000
DHT Leopard	2016	VLCC	Jan. 2016	75,509	68,000
DHT Lion	2016	VLCC	Mar. 2016	74,121	68,000
DHT Panther	2016	VLCC	Aug. 2016	77,011	68,000
DHT Puma	2016	VLCC	Aug. 2016	75,822	68,000
DHT Tiger	2017	VLCC	Jan. 2017	76,711	72,000
DHT Stallion	2018	VLCC	Apr. 2018	73,806	76,500
DHT Colt	2018	VLCC	May 2018	74,026	76,500
DHT Bronco	2018	VLCC	Jul. 2018	74,137	79,500
DHT Mustang	2018	VLCC	Oct. 2018	75,019	79,500

*
Estimated charter-free fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel. They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement. Management uses these broker valuations in calculating compliance with debt covenants. Management also uses them as one consideration point in determining if there are indicators of impairment; however, management does not believe that a broker value lower than book value in itself is an indicator of impairment. Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist. In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2021.

**	Carrying value does not include value of time charter contracts.

As of December 31, 2020, we believe some of our vessels had charter-free fair market value less than their carrying value and some of our vessels had charter-free fair market value above their carrying value. In aggregate, the charter-free fair market value of our vessels as of December 31, 2020 was below the carrying value by approximately $62.4 million. The aggregate carrying value of vessels having carrying values that exceed their respective charter-free market values was $106.9 million, and the aggregate charter-free fair market value of such vessels was $831.5 million. Please see our risk factor under the heading “The value of our vessels may be depressed at the time we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2020, included as Item 18 of this report.

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

For the year 2020, a total of 699,000 shares of restricted stock were awarded to management pursuant to the 2019 Plan, of which 153,066 shares will vest in January 2022, 153,067 shares will vest in January 2023, 119,900 shares will vest prior to December 2023 and 153,067 shares will vest in January 2024. The remaining 119,900 shares will vest subject to certain market conditions prior to December 2023. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 579,100 shares and $3.22 per share for 119,900 shares. For the year 2020, a total of 175,000 shares of restricted stock were awarded to the board of directors pursuant to the 2019 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2022.

For the year 2019, a total of 660,000 shares of restricted stock were awarded to management pursuant to the 2019 Plan, of which 253,334 shares vested in January 2021, 53,333 shares will vest in January 2022 and 153,333 shares will vest in January 2023. The remaining 200,000 shares vested subject to certain market conditions in May 2020. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 460,000 shares and $3.56 per share for 200,000 shares. For the year 2019, a total of 150,000 shares of restricted stock were awarded to the board of directors pursuant to the 2019 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2021.

For the year 2018, a total of 560,000 shares of restricted stock were awarded to management pursuant to the 2016 Plan, of which 120,000 shares vested in January 2020, 120,000 shares vested in January 2021 and 120,000 shares will vest in January 2022. The remaining 200,000 shares vested subject to certain market conditions in May 2019. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 360,000 shares and $3.04 per share for 200,000 shares. For the year 2018, a total of 210,000 shares of restricted stock were awarded to the board of directors pursuant to the 2016 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2020.

The foregoing description of the 2019 Plan and the 2016 Plan is qualified by reference to the full texts thereof, copies of which are filed as exhibits to this report.

RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues increased by $156.0 million, or 29.1%, to $691.0 million in 2020 from $535.1 million in 2019. The increase from 2019 to 2020 includes $151.4 million attributable to higher tanker rates and $4.5 million attributable to a 0.8% increase in total revenue days. Total revenue days increased from 9,469 in 2019 to 9,549 in 2020. Shipping revenues increased by $159.1 million, or 42.3%, to $535.1 million in 2019 from $375.9 million in 2018. The increase from 2018 to 2019 includes $168.3 million attributable to higher tanker rates partly offset by $9.2 million attributable to a 2.4% decrease in total revenue days. Total revenue days decreased from 9,706 in 2018 to 9,469 in 2019 as a result of scrubber installation on eight vessels.

Voyage expenses decreased by $46.9 million to $140.6 million in 2020 from $187.5 million in 2019. The decrease was due to a $50.1 million decrease in bunker expenses and a $4.2 million decrease in port expenses due to fewer vessels in the spot market partly offset by $6.1 million related to voyage expenses which are capitalized and amortized under IFRS 15. Voyage expenses increased by $25.6 million to $187.5 million in 2019 from $161.9 million in 2018. The increase was due to a $26.1 million increase in bunker expenses as a result of more vessels operating in the spot market.

Vessel operating expenses increased by $3.9 million to $82.2 million in 2020 from $78.3 million in 2019. The increase was due to a 0.3% increase in operating days from 9,855 in 2019 to 9,882 in 2020 in addition to up storing of spares and consumables in relation to IMO 2020 and higher costs for crew changes due to COVID-19. Vessel operating expenses increased by $2.5 million to $78.3 million in 2019 from $75.8 million in 2018. The increase was due to a 0.5% increase in operating days from 9,811 in 2018 to 9,855 in 2019 and ordinary annual inflation.

Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $8.7 million to $124.2 million in 2020 from $115.6 million in 2019. The increase resulted from additional depreciation related to scrubbers of $7.4 million and increased depreciation related to vessels and drydocking of $1.3 million. Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $12.1 million to $115.6 million in 2019 from $103.5 million in 2018. The increase resulted from additional depreciation related to scrubbers of $5.7 million and increased depreciation related to vessels and drydocking of $6.0 million. The increase in depreciation related to vessels and drydocking was due to depreciation for the full year for the four newbuildings delivered in 2018.

Impairment charges totaled $12.6 million in 2020 due to a decline in market values for second-hand tankers combined with the observed deterioration in the current charter rates and the expectation of a softer market in the short to medium time frame. There were no impairment charges or reversals of prior impairment charges in 2019. Impairment charges totaled $3.5 million in 2018 due to the sale of the two Aframaxes, DHT Cathy and DHT Sophie. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Carrying Value and Impairment” for a discussion of the key reasons for the impairment charges in 2020, 2019 and 2018.

General and administrative expenses in 2020 were $17.9 million (of which $4.8 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $14.8 million in 2019 (of which $2.5 million was non-cash cost related to restricted share agreements for our management and board of directors) and $15.1 million in 2018 (of which $2.5 million was non-cash cost related to restricted share agreements for our management and board of directors). The increase from 2019 to 2020 was mainly due to a $2.3 million increase in non-cash cost related to restricted share agreements for our management and board of directors.

General and administrative expenses for 2020, 2019 and 2018 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $46.4 million in 2020 compared to $65.1 million in 2019. The decrease includes a $16.9 million decrease in interest expenses due to reduced outstanding debt and a reduction in LIBOR in addition to a non-cash loss of $8.1 million related to interest rate derivatives in 2020 compared to a non-cash loss of $9.9 million in 2019. Net financial expenses were $65.1 million in 2019 compared to $63.1 million in 2018. The increase includes a non-cash loss of $9.9 million in 2019 compared to a non-cash loss of $5.2 million in 2018 related to interest rate derivatives and increased interest expenses of $1.1 million, partly offset by a non-cash finance expense of $3.6 million in 2018 related to the private exchange of our convertible senior notes due 2019, and increased interest income of $0.7 million in 2019.

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

Since 2016, we have paid the dividends set forth in the table below. The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands. While dividends are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. In July 2015, our board of directors approved a dividend policy to pay stockholders of record an intended dividend of at least 60% of ordinary net income per share (adjusted for extraordinary items) commencing with the second quarter of 2015. In November 2016, our board of directors revised the dividend and capital allocation policy to return at least 60% of our ordinary net income (adjusted for exceptional items) to shareholders in the form of quarterly cash dividends and/or through repurchases of securities (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—We may not pay dividends in the future”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 - March 31, 2016	$23.3 million	$0.25	May 16, 2016	May 25, 2016
April 1 - June 30, 2016	$21.5 million	$0.23	Aug. 24, 2016	Aug. 31, 2016
July 1 - Sep. 30, 2016	$1.9 million	$0.02	Nov. 16, 2016	Nov. 23, 2016
Oct. 1 - Dec. 31, 2016	$7.6 million	$0.08	Feb. 14, 2017	Feb. 22, 2017
Jan. 1 - March 31, 2017	$10.1 million	$0.08	May 22, 2017	May 31, 2017
April 1 - June 30, 2017	$2.8 million	$0.02	Aug. 24, 2017	Aug. 31, 2017
July 1 - Sep. 30, 2017	$2.8 million	$0.02	Nov. 28, 2017	Dec. 6, 2017
Oct. 1 - Dec. 31, 2017	$2.8 million	$0.02	Feb. 20, 2018	Feb. 28, 2018
Jan. 1 - March 31, 2018	$2.9 million	$0.02	May 21, 2018	May 30, 2018
April 1 - June 30, 2018	$2.9 million	$0.02	Aug. 24, 2018	Aug. 31, 2018
July 1 - Sep. 30, 2018	$2.9 million	$0.02	Nov. 16, 2018	Nov. 23, 2018
Oct. 1 - Dec. 31, 2018	$7.1 million	$0.05	Feb. 19, 2019	Feb. 26, 2019
Jan. 1 - March 31, 2019	$11.4 million	$0.08	May 21, 2019	May 28, 2019
April 1 - June 30, 2019	$2.8 million	$0.02	Aug. 22, 2019	Aug. 29, 2019
July 1 - Sep. 30, 2019	$7.3 million	$0.05	Nov. 7, 2019	Nov. 14, 2019
Oct. 1 - Dec. 31, 2019	$47.0 million	$0.32	Feb. 18, 2020	Feb. 25, 2020
Jan. 1 - March 31, 2020	$51.5 million	$0.35	May 19, 2020	May 26, 2020
April 1 - June 30, 2020	$82.0 million	$0.48	Aug. 26, 2020	Sep. 2, 2020
July 1 - Sep. 30, 20200	$34.2 million	$0.20	Nov. 18, 2020	Nov. 25, 2020
Oct. 1 - Dec. 31, 2020	$8.6 million	$0.05	Feb. 18, 2021	Feb. 25, 2021

Although the cash flow from operations was strong in 2020, the cash flow from the operations of our vessels in 2021 may not be sufficient to fund the vessel operating expenses, interest payments and possible prepayments under our secured credit facilities.

Working capital, defined as total current assets less total current liabilities, was $70.3 million at December 31, 2020 compared to $88.0 million at December 31, 2019. The decrease in working capital in 2020 resulted mainly from a decrease in accounts receivables and accrued revenues of $77.8 million, a decrease in bunkers, lube oils and consumables of $22.2 million, an increase in deferred shipping revenues of $15.3 million and a decrease in current portion long-term debt of $97.0 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $68.6 million at December 31, 2020 and $67.4 million at December 31, 2019. In 2020, net cash provided by operating activities was $529.9 million, net cash used in investing activities was $26.7 million (related to investment in vessels) and net cash used in financing activities was $501.9 million (comprising $292.4 million related to prepayment of long-term debt, $214.7 million related to cash dividends paid, $65.2 million related to scheduled repayment of long-term debt and $0.5 million related to repayment of the principal element of lease liability partly offset by $70.9 million related to issuance of long-term debt).

Working capital, defined as total current assets less total current liabilities, was $88.0 million at December 31, 2019 compared to $69.6 million at December 31, 2018. The increase in working capital in 2019 resulted from an increase in accounts receivables and accrued revenues of $47.6 million partly offset by a decrease in cash and cash equivalents of $27.6 million. The cash and cash equivalents were $67.4 million at December 31, 2019 and $94.9 million at December 31, 2018. In 2019, net cash provided by operating activities was $156.0 million, net cash used in investing activities was $53.4 million (related to investment in vessels) and net cash used in financing activities was $130.2 million (comprising $156.4 million related to repayment of long-term debt, $28.7 million related to cash dividends paid, $6.4 million related to repayment of our convertible senior notes due 2019 and $3.2 million related to repurchase of shares partly offset by $65.0 million related to issuance of long-term debt).

In 2020, net cash provided by operating activities was $529.9 million compared to $156.0 million in 2019. The increase resulted from net income of $266.3 million in 2020 compared to net income of $73.7 million in 2019, an increase of $192.6 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the increase in net income, an increase of $8.7 million related to depreciation and amortization, an increase of $12.6 million related to impairment charges, an increase of $2.8 million related to compensation related to options and restricted stock, a decrease of $2.5 million related to amortization of upfront fees, a decrease of $1.8 million related to fair value loss on derivative financial liabilities and a decrease of $0.3 million related to share of profit in associated companies. Further, the main drivers of the change in operating cash flows are explained by an increase of $161.9 million related to changes in operating assets and liabilities. Changes in operating assets and liabilities resulted from changes in accounts receivables and accrued revenues of $125.4 million, capitalized voyage expenses of $5.6 million, deferred shipping revenues of $14.4 million and $24.1 million related to bunkers, lube oils and consumables, partly offset by prepaid expenses of $1.8 million and $5.9 million related to accounts payable and accrued expenses. In 2019, net cash provided by operating activities was $156.0 million compared to $54.0 million in 2018. The increase resulted from net income of $73.7 million in 2019 compared to a net loss of $46.9 million in 2018, an increase of $12.1 million related to depreciation and amortization and an increase of $4.7 million related to fair value loss on derivative financial liabilities, partly offset by $3.6 million related to amortization of upfront fees, $3.6 million related to repurchase of convertible bonds, $3.5 million related to impairment charges, and $24.6 million related to changes in operating assets and liabilities. Changes in operating assets and liabilities resulted from changes in accounts receivables and accrued revenues of $22.2 million, accounts payable and accrued expenses of $9.3 million and capitalized voyage expenses of $2.8 million, partly offset by $8.1 million related to bunkers, lube oil and consumables, $0.9 million related to deferred shipping revenues and $0.6 million related to prepaid expenses.  Net cash used in investing activities was $26.7 million in 2020 compared to $53.4 million in 2019. In 2020, investing activities related to investment in vessels of $27.1 million and investment in property, plant and equipment of $0.4 million partly offset by $0.8 million related to dividend received from associated company. Net cash used in investing activities was $53.4 million in 2019 compared to $188.2 million in 2018. In 2019, investing activities related to investments in vessels of $53.8 million and investments in property, plant and equipment of $0.1 million partly offset by $0.5 million related to dividend received from the associated company. Net cash used in financing activities was $501.9 million in 2020 compared to net cash provided by financing activities of $130.2 million in 2019. Net cash used in financing activities in 2020 was $501.9 million, comprising $357.6 million related to repayment of long-term debt and $214.7 million related to cash dividends paid partly offset by $70.9 million related to issuance of long-term debt. Net cash used in financing activities was $130.2 million in 2019 compared to net cash provided by financing activities of $151.8 million in 2018. Net cash used in financing activities in 2019 was $130.2 million, comprising $156.4 million related to repayment of long-term debt, $28.7 million related to cash dividends paid, $6.4 million related to repayment of convertible senior notes due 2019 and $3.2 million related to purchase of treasury shares partly offset by $65.0 million related to issuance of long-term debt. We had $450.0 million of total debt outstanding at December 31, 2020, compared to $851.0 million at December 31, 2019 and $967.3 million at December 31, 2018.

During 2021, 14 of our vessels are scheduled to be drydocked. In addition, four vessels, DHT Europe, DHT Opal, DHT Edelweiss and DHT Bauhinia, are scheduled for scrubber installations, and six vessels are scheduled for installation of ballast water treatment systems. We estimate our 2021 capital expenditures will be $31.2 million for drydock, $6.6 million related to the scrubber installations and $8.7 million related to installation of ballast water treatment systems scheduled in 2021. We plan to finance the remaining balance for the scrubber installations and our other planned capital expenditures through our internal financial resources.

Secured Credit Facilities and Convertible Senior Notes

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities. Because the following is only a summary, it does not contain all information that you may find useful.

Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility in the amount of $49.4 million, to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a special-purpose wholly owned vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S.  The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to LIBOR + 2.00% and are repayable in 10 semiannual installments of $1.2 million each and a final payment of $24.3 million at final maturity. The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility

In June 2015, we entered into a credit facility between and among Credit Agricole, as lender, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Credit Agricole Credit Facility”) to refinance the outstanding amount under a credit agreement with Credit Agricole that financed DHT Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”). Samco Gamma Ltd. was permitted to borrow the full amount of Tranche A. In 2016, in advance of the delivery of DHT Tiger from HHI on January 16, 2017, we borrowed $48.7 million under Tranche B. Borrowings bear interest at a rate equal to LIBOR + 2.1875%. Subsequent to a voluntary prepayment of $5.0 million in June 2016 and the prepayment of the outstanding loan on DHT Scandinavia, totaling $12.7 million, in September 2020, Tranche B is repayable in 28 quarterly installments of $0.7 million from March 2017 to December 2023 and a final payment of $29.7 million in December 2023. The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on DHT Tiger, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Credit Agricole Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessel (as determined quarterly by an approved broker). The Credit Agricole Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

Nordea Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN AMRO, Danish Ship Finance, ING, SEB and Swedbank, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”), for the financing of the cash portion of the acquisition of BW Group's VLCC fleet as well as the remaining installments under the two newbuilding contracts. $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW. The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bear interest at a rate equal to LIBOR + 2.40%. The credit facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility also contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by one approved broker). Subsequent to the sale of DHT Utah in November 2017 and DHT Utik in January 2018, the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018, the prepayment of DHT Lake and DHT Raven in November 2019, the prepayment of $35 million in March 2019, the prepayment of $37 million in August 2020 and the drawdown of $15 million in January 2021 and $50 million in February 2021 in connection with the acquisition of two VLCCs, the quarterly installments are $4.2 million with a final payment of $147.3 million in the second quarter of 2023.

In September 2018, DHT secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million Nordea Credit Facility. Borrowings under the increased facility bear the same interest rate equal to LIBOR + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the scrubber financing tranche of the Nordea Credit Facility was reduced to $45 million. The scrubber financing tranche is repayable in quarterly installments of $2.25 million with a final payment of $18 million in the second quarter of 2023. Other terms and conditions are unchanged from the existing facility.

In May and November 2020, the Company prepaid $25.8 million and $25.8 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made for all regular installments for 2021 and 2022, respectively.

ABN AMRO Credit Facility

In April 2018, we entered into a $484 million credit facility between and among ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “ABN AMRO Credit Facility”), for the financing of eleven VLCCs and two newbuildings as part of our April 2018 refinancing. Borrowings bear interest at a rate equal to LIBOR + 2.40% and the loan is repayable in quarterly installments of $8.3 million through the second quarter of 2024. Subsequent to the prepayments under the revolving credit facility tranche of $57.8 million in March 2020 and $42.2 million in September 2020, a final payment of $186.1 million is due with the last installment in the second quarter of 2024. The credit facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker). The credit facilities refinanced in connection with our April 2018 refinancing are described in detail below.

In June 2020, the Company prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2021.

ABN AMRO Revolving Credit Facility

In November 2016, we entered into a secured five-year $50.0 million revolving credit facility between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of its affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd., as borrowers (each, a wholly owned special purpose vessel-owning subsidiary of DHT), and DHT Holdings, Inc., as guarantor (the “ABN AMRO Revolving Credit Facility”), to be used for general corporate purposes including security repurchases and acquisitions of ships. In April 2018, we entered into an agreement with ABN AMRO to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, we entered into an agreement with ABN AMRO to amend the repayment terms under the ABN AMRO Revolving Credit Facility by reducing the quarterly repayment installments thereunder from $1.8 million to $1.3 million. In September 2020, the Company canceled in full the commitments under the ABN AMRO Revolving Credit Facility.

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

Also, as part of our April 2018 refinancing, we refinanced our credit facility between and among ABN AMRO, DVB and Nordea as lenders, three special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “2014 ABN AMRO Credit Facility”) entered into in June 2014. The borrowers were permitted to borrow up to $141.0 million across three tranches under the ABN AMRO Credit Facility. The ABN AMRO Credit Facility was for a five-year term from the date of the first drawdown, but in any event, the final maturity date would be no later than December 31, 2021, subject to earlier repayment in certain circumstances. Borrowings bore interest at a rate equal to LIBOR + 2.60% and each tranche was repayable in 20 quarterly installments totaling approximately $2.0 million and a final payment of $31.3 million in the first quarter of 2021 and $60.2 million in the third quarter of 2021 (assuming no additional repayments discussed below). In addition, for the first three years, each of the three borrowers was required to make additional repayments of a variable amount equal to “free cash flow” in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow was defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The ABN AMRO Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the ABN AMRO Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrower’s bank accounts and a first-priority pledge over the shares in each of the borrowers. The ABN AMRO Credit Facility contained covenants that prohibited the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the ABN AMRO Credit Facility be no less than 135% of borrowings. The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth should be at least 25% of value adjusted total assets and unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Also, as part of our April 2018 refinancing, we refinanced the Nordea/DNB Newbuilding Credit Facility, which allowed borrowings up to $82.5 million to fund the acquisition of two VLCCs to be constructed at HHI. The Nordea/DNB Newbuilding Credit Facility was between and among Nordea Bank Norge ASA and DNB Bank ASA, as lenders, two special-purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings as guarantor (the “Nordea/DNB Newbuilding Credit Facility”). The Nordea/DNB Newbuilding Credit Facility had a five-year term from the date of the first drawdown, subject to earlier repayment in certain circumstances. Borrowings bore interest at a rate equal to LIBOR + 2.50% and were repayable in 20 quarterly installments of $1.0 million each commencing three months after drawdown and a final payment of $61.9 million at final maturity. The Nordea/DNB Newbuilding Credit Facility was secured by, among other things, a first-priority mortgage on the vessels financed by the Nordea/DNB Newbuilding Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Nordea/DNB Newbuilding Credit Facility contained covenants that prohibited the borrower from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The credit facility contained a covenant requiring that at all times the charter-free market value of the vessels that secured the Nordea/DNB Newbuilding Credit Facility be no less than 135% of borrowings. The credit facility also contained a covenant requiring DHT, on a consolidated basis, to maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth should be at least 25% of value adjusted total assets, unencumbered consolidated cash should be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and the borrower and DHT, on a consolidated basis, should have working capital greater than zero. “Value adjusted” was defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

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

Convertible Senior Notes due 2021

In August 2018, the Company entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021 for gross proceeds of approximately $41.6 million and net proceeds of approximately $38.9 million (after the payment of placement agent fees). The Company also entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021. Upon the completion of such private exchanges and private placement, the aggregate principal amount outstanding of convertible senior notes due 2021 was $125.0 million with interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes due 2021 were convertible at the option of the holder for shares of the Company’s common stock at any time prior to the business day immediately preceding the maturity date of the convertible senior notes due 2021 as specified in the 2021 Notes Indenture. The initial conversion price for the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021), subject to customary anti-dilution adjustments. In December 2019, $1,000 principal amount of convertible senior notes due 2021 was converted into 167 shares of DHT common stock. As a result, the aggregate principal amount outstanding of convertible senior notes due 2021 was $124,999,000 as of December 31, 2019. In July 2020, the Company sent notice of its intention to redeem all of the outstanding convertible senior notes due 2021 on the August 21, 2020 redemption date.  In August 2020, holders of the remaining $124,999,000 aggregate principal amount of the Company’s convertible senior notes due 2021 exercised their right to convert their convertible senior notes due 2021 into shares of the Company’s common stock, par value $0.01 per share at the conversion price of $5.3470 per share (representing a conversion rate of approximately 187.0208 shares of common stock per $1,000 principal amount of convertible senior notes due 2021). As a result, the Company issued 23,377,397 shares of common stock.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2020, our long-term contractual obligations were as follows:

	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt (1)	$27,651	$60,012	$193,338	$207,578	$26,929	$-	$515,507
Total	$27,651	$60,012	$193,338	$207,578	$26,929	$-	$515,507

(1)
Amounts shown include contractual installment and interest obligations on $269.5 million under the ABN AMRO Credit Facility, $37.8 million under the Credit Agricole Credit Facility, $36.4 million under the Danish Ship Finance Credit Facility and $110.9 million under the Nordea Credit Facility. The interest obligations have been determined using a LIBOR of 0.50% per annum plus margin. The interest on $269.5 million is LIBOR + 2.40%, the interest on $37.8 million is LIBOR + 2.19%, the interest on $36.4 million is LIBOR + 2.00% and the interest on $110.9 million is LIBOR + 2.40%. Also, the nine floating-to-fixed interest rate swaps with a notional amount totaling $357.1 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR have been included. The interest on the balance outstanding is generally payable quarterly and in some cases semiannually. We have also included commitment fees for the undrawn $100.0 million ABN AMRO Credit Facility and the undrawn $70.3 million of the Nordea Credit Facility.

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

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position. Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2020 by approximately $1.0 million based upon our debt level as of December 31, 2020. There were no material changes in market risk exposures from 2019 to 2020.

As of December 31, 2020, we were party to nine floating-to-fixed interest rate swaps with a notional amount totaling $357.1 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR. As of December 31, 2020, we recorded a liability of $23.7 million relating to the fair value of the swaps. The change in fair value of the swaps in 2020 has been recognized in our income statement. The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date. We use swaps as a risk management tool and not for speculative or trading purposes. For a complete description of all of our material accounting policies, see Note 2 to our consolidated financial statements for December 31, 2020, included as Item 18 of this report.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	65	Class III Director and Chairman
Einar Michael Steimler	72	Class II Director
Joseph H. Pyne	73	Class II Director
Jeremy Kramer	59	Class I Director
Sophie Rossini	39	Class III Director
Svein Moxnes Harfjeld	56	Co-Chief Executive Officer
Trygve P. Munthe	59	Co-Chief Executive Officer
Laila Cecilie Halvorsen	46	Chief Financial Officer

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind–Chairman of the Board of Directors. Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment & asset management focusing primarily on the maritime shipping sector. Mr. Lind is currently Chief Executive Officer and a Director of Oceanic Finance Group Limited (ex Tufton Oceanic Finance Group Limited), a position he has held since 2004. Prior to that, he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the boards of Oceanic Investment Management Limited, Stratus Investments Limited, Gram Car Carriers Holding Pte. Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a resident of Cyprus and a citizen of Norway.

Einar Michael Steimler–Director. Mr. Einar Michael Steimler has over 45 years of experience in the shipping industry. From 2008 to 2011, he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until the end of 2007. Mr.Steimler serves as a non-executive director on the board of Scorpio Bulkers, Inc. From 1998 to 2010, Mr. Steimler served as a Director of Euronav. He was also Managing Director of Euronav from 1998 to 2000. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics and a degree in Marketing. Mr. Steimler is a resident and citizen of Norway.

Joseph H. Pyne–Director. Mr. Joseph H. Pyne is the Non-Executive Chairman of Kirby Corporation. Mr. Pyne was the Executive Chairman from April 2014 to April 2018 and a director since 1988. He served as the Chief Executive Officer of the company from 1995 to April 29, 2014 and served as Executive Vice President from 1992 to 1995. Mr. Pyne also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999. Mr. Pyne joined Kirby in 1978. He served at Northrop Services, Inc. and served as an Officer in the Navy. Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina. Mr. Pyne is a resident and citizen of the U.S.

Jeremy Kramer–Director. Mr. Jeremy Kramer is on the Board of Directors of Golar LNG Partners and serves as Chairman of its Conflicts Committee. He previously served on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net worth clients. Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr.Kramer earned an M.B.A. from Harvard University Graduate School of Business. He graduated with a B.A. from Connecticut College. Mr. Kramer is a resident and citizen of the U.S.

Sophie Rossini–Director. Mrs. Sophie Rossini has spent the past 15 years in the asset management industry, including 12 years at Man Group, a global investment management firm listed on the London Stock Exchange. Mrs. Rossini is currently a Senior Business Manager within the COO office at Man AHL, focusing on strategy, finance, governance and ESG matters. She is also a member of Man AHL’s System and Controls Committee and Data Governance Committee. Prior to that, she was the head of Relative Value at Man FRM, Man Group’s hedge fund investment division. Mrs.Rossini holds a Master in Banking and Finance from the University of Paris Assas. Mrs. Rossini is a resident of the United Kingdom and a citizen of France.

Svein Moxnes Harfjeld–Co-Chief Executive Officer. Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010. Mr.Harfjeld has over 30 years of experience in the shipping industry. He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously, he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. He started his shipping career with The Torvald Klaveness Group. Mr. Harfjeld is a citizen of Norway.

Trygve P. Munthe–Co-Chief Executive Officer. Mr. Trygve P. Munthe joined DHT on September 1, 2010. Mr. Munthe has over 30 years of experience in the shipping industry. He was previously CEO of Western Bulk, President of Skaugen Petrotrans, Director of Arne Blystad AS and CFO of I.M. Skaugen. Mr. Munthe is a citizen of Norway.

Laila Cecilie Halvorsen–Chief Financial Officer. Ms. Laila Cecilie Halvorsen joined DHT in 2014 after 17 years at Western Bulk AS, where she served first as Accountant for four years, then as Finance Manager for four years and later as Group Accounting Manager for nine years. Ms. Halvorsen served as Chief Accountant & Controller of DHT from September 2014 until she was appointed CFO in June 2018. Ms. Halvorsen has more than 20 years of experience in international accounting and shipping. Ms. Halvorsen is a citizen of Norway.

B.	COMPENSATION

DIRECTORS’ COMPENSATION

During the year ending December 31, 2020, we paid the members of our board of directors aggregate cash compensation of $546,680. In addition, in January 2021, our directors were awarded an aggregate of 175,000 shares of restricted stock pursuant to the 2019 Plan. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

During the year ending December 31, 2020, we paid our executive officers aggregate cash compensation of $3,350,051. An aggregate amount of $32,866 was accrued on our chief financial officer’s behalf for pension and retirement benefits. These amounts have been translated from the Norwegian kroner at an exchange rate of 1 United States dollar to 9.4004 Norwegian kroner. In addition, in January 2021, our executive officers were awarded an aggregate of 555,000 shares of restricted stock for the year 2020 pursuant to the 2019 Plan with certain vesting conditions.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen (collectively, the “Executive Officer Employment Agreements”) that set forth their rights and obligations as our co-chief executive officers, in the case of Mr. Harfjeld and Mr. Munthe, and chief financial officer, in the case of Ms. Halvorsen.

Either the executive or the Company may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

In the event that we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment other than for “cause” (as defined in each executive’s employment agreement), subject to the executive’s execution of certain employment termination agreements and the executive’s compliance with certain requests from us related to termination as well as with certain restrictive covenants, we will continue to pay such executive’s base monthly salary and the executive’s monthly director fee for service as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement). In the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a “change of control” (as defined in each executive’s employment agreement) for “good reason” (as defined in each executive’s employment agreement), then we will continue to pay such executive officer his base monthly salary and the executive’s monthly director fee for services as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement). In addition, in the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control for good reason, such executive will be entitled to his target bonus (as provided for in such employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but unvested shares will vest immediately and become exercisable, provided that if there is no applicable target bonus, the bonus payment will be calculated as 100% of salary and director fees.  Despite each of the executive’s employment agreements providing that Mr. Harfjeld and Mr. Munthe will be compensated in both salary and director fees, in respect of 2020, Mr. Harfjeld and Mr. Munthe were compensated entirely in salary.

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

The 2019 Plan was established to promote the interests of the Company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our Company. The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2019 Plan is 3,000,000. The aggregate number of shares of our common stock that have been granted under the 2019 Plan is 1,735,837, which does not include shares with respect to non-vested awards.

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

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. Our board is currently composed of five directors, all whom are independent under the rules of the NYSE applicable to U.S. companies.

To promote open discussion among the directors, our directors meet in regularly scheduled and ad hoc executive session without participation of management and will continue to do so in 2021.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Mr. Erik Lind was initially elected in July 2005. Mr. Einar Michael Steimler was initially appointed in March 2010. Mr. Joseph H. Pyne was initially appointed in September 2015. Mr. Jeremy Kramer was initially elected in June 2017. Mrs. Sophie Rossini was initially appointed in November 2020. The term of our Class III directors, Mr. Lind and Mrs. Rossini, expires in 2021, the term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2022 and the term of our Class I director, Mr. Kramer, expires in 2023. Mr. Kramer was re-elected as our Class I director at our annual stockholders meeting on June 18, 2020. Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 12, 2019 and Mr. Lind was re-elected as our Class III director at our annual stockholders meeting on June 14, 2018.

BOARD COMMITTEES

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls); (ii) the integrity of our financial statements; (iii) our risk management systems and compliance with legal and regulatory requirements and ethical standards; (iv) significant financial transactions and financial policy and strategy; (v) the qualifications and independence of our outside auditors; (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements. Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K. The members of the audit committee are Mr. Kramer (chairperson), Mr. Lind and Mr.Pyne.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC. The members of the compensation committee are Mr. Pyne (chairperson), Mr. Kramer and Mr.Steimler.

The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of our board of directors in accordance with criteria approved by the board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman. The members of the nominating and corporate governance committee are Mr. Steimler (chairperson), Mr.Lind, Mr. Pyne and Mrs. Rossini.

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

As of December 31, 2020, we had 18 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.” See “Item 6.B. Compensation” for a description of the Company’s Incentive Compensation Plan under which employees of the Company can be awarded restricted shares of the Company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and/or Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 19, 2021. We have one class of common stock outstanding, with each outstanding share entitled to one vote.  Our major stockholders do not have different voting rights.

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

	Number of Shares of Common Stock	Percentage of Shares of Common Stock(1)
Owners of more than 5% of a class of our equity securities
BW Group(2)	25,784,227	15.0%
FMR LLC(3)	21,617,138	12.6%
Dimensional Fund Advisors LP(4)	11,425,730	6.7%

Directors
Erik A. Lind	153,374	*
Einar Michael Steimler	109,886	*
Joseph H. Pyne	187,731	*
Jeremy Kramer	86,350	*
Sophie Rossini	-	-
Executive Officers
Svein Moxnes Harfjeld	885,430	*
Trygve P. Munthe	762,819	*
Laila Cecilie Halvorsen	56,781	*
Directors and executive officers as a group (8 persons)	2,242,371	1.3%

*Less than 1%

(1)	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), using 171,499,004 shares of common stock issued and outstanding as of March 17, 2021.
(2)
As of March 17, 2021. All shares beneficially owned are shares of common stock. 25,704,652 common shares issued to BW Group were issued pursuant to the Vessel Acquisition Agreement, dated March 23, 2017 (“VAA”), with BW Group, in connection with the acquisition of BW Group’s VLCC fleet. On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share, after which BW Group held approximately 23.3% of the total voting power of DHT capital stock and owned approximately 72% of the aggregate number of shares that BW Group received as consideration under the VAA. On June 1, 2020, 47,130 common shares were issued to BW Group as part of the 2016 Plan.  On June 18, 2020, 32,445 common shares were issued to BW Group as part of 2019 Plan.

(3)
Based on a Schedule 13G/A filed with the SEC on February 8, 2021 by FMR LLC, which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, FMR LLC was deemed to be a beneficial owner of such shares as of February 8, 2021. As of February 8, 2021, FMR LLC possessed the sole power to vote or direct the vote of 6,133,132 shares and the sole power to dispose or to direct the disposition of 21,617,138 shares. All shares beneficially owned are shares of common stock.

(4)
Based on a Schedule 13G/A filed with the SEC on February 12, 2021 by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, Dimensional was deemed to be a beneficial owner of such shares as of February 12, 2021. As of February 12, 2021, Dimensional possessed the sole power to vote or direct the vote of 11,011,666 shares and the sole power to dispose or to direct the disposition of 11,425,730 shares. All shares beneficially owned are shares of common stock.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders. To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of March 17, 2021, we had 30 shareholders of record, 23 of which were located in the U.S. and held an aggregate of 152,592,508 of our common shares, representing 88.98% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 152,565,472 of our common shares as of March 17, 2021. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

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

5.
Attempt to increase BW Group’s representation on our board of directors or otherwise change the composition of the DHT board of directors if inconsistent with the arrangements described below under the heading “Minority Representation on Board of Directors and Committees”;

6.	Call special meetings of the shareholders; or

7.	Assist a third party with any of the foregoing prohibited actions.

Limited Matching Rights

As a result of the Standstill Expiration, BW Group’s limited matching rights under the IRA have been terminated.

Prior to the Standstill Expiration, if during the Standstill Period, any third party made a written tender or exchange offer to holders of DHT’s capital stock that remained open and was reasonably capable of being completed, BW Group could exercise limited matching rights to propose a counteroffer to our board of directors.

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

Pursuant to the VAA, DHT and BW Group agreed to enter into the IRA which granted BW Group certain minority rights in DHT (see above for a summary of these rights). In 2017 and 2018, respectively, Ms. Susan Reedy (Head of Legal - Special Projects of BW Group), who resigned in 2020, and Mr. Anders Onarheim, who resigned in 2019 in connection with the BW Group Offering, were designated by BW Group and appointed to DHT’s board of directors pursuant to the rights granted to BW Group in the IRA. For the year 2018, BW Group was assigned 40,000 shares of restricted stock that were awarded under the 2016 Plan to Ms. Susan Reedy, which vested in June 2020 pursuant to Ms. Reedy’s employment arrangement with BW Group. For the year 2019, BW Group was assigned 30,000 shares of restricted stock that were awarded under the 2019 Plan to Ms. Susan Reedy, which vested in June 2020.

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

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood. As of December 31, 2020, Goodwood is the technical manager for 24 of the Company’s vessels. In 2020, total technical management fees paid to Goodwood were $3.3 million. In 2019, total technical management fees paid to Goodwood were $3.3 million.

Mr. Erik A. Lind, the chairman of our board of directors, is the Chief Executive Officer and a director of Oceanic Finance Group Limited (ex Tufton Oceanic Finance Group Limited). In connection with the February 2014 Registered Direct Offering, we sold 1,352,800 shares of common stock to affiliates of Oceanic Finance Group Limited. In connection with the September 2014 Registered Direct Offering, we sold 769,000 shares of common stock to affiliates of Oceanic Finance Group Limited. In connection with the private placement of $150 million aggregate principal amount of convertible senior notes due 2019 in September 2014, we sold convertible senior notes due 2019 amounting to $11,380,000 to affiliates of Oceanic Finance Group Limited. In August 2018, we entered into privately negotiated exchange agreements with certain holders of the convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principal amount of convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of convertible senior notes due 2021. Such exchange agreements included an exchange agreement entered into with an affiliate of Oceanic Finance Group Limited to exchange approximately $1,500,000 aggregate principal amount of convertible senior notes due 2019 for approximately $1,650,000 aggregate principal amount of convertible senior notes due 2021.

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

The dividends paid related to the four quarters of 2014 amounted to $0.02, $0.02, $0.02 and $0.05 per common share, respectively. The dividends paid related to the four quarters of 2015 amounted to $0.15, $0.15, $0.18 and $0.21 per share of common stock, respectively. The dividends paid related to the four quarters of 2016 amounted to $0.25, $0.23, $0.02 and $0.08 per share of common stock, respectively. The dividends paid related to the four quarters of 2017 amounted to $0.08, $0.02, $0.02 and $0.02 per share of common stock, respectively. The dividends paid related to the four quarters of 2018 amounted to $0.02, $0.02, $0.02 and $0.05 per share of common stock, respectively. The dividends paid related to the four quarters of 2019 amounted to $0.08, $0.02, $0.05 and $0.32 per share of common stock, respectively. The dividends paid related to the four quarters of 2020 amounted to $0.35, $0.48, $0.20 and $0.05 per share of common stock, respectively.

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

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS FOR STOCK

Our common stock is listed for trading on the NYSE and is traded under the symbol “DHT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION FROM OFFERING

Not applicable.

F.	EXPENSES OF OFFERING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	ARTICLES OF INCORPORATION AND BYLAWS

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

We are registered in the Marshall Islands at the Registrar of Corporations for non-resident corporations, under registration number 39572.

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2020, we had 170,798,328 shares of common stock outstanding. As of March 17, 2021, we had 171,499,004 shares of common stock outstanding and no shares of any class of preferred stock. As of December 31, 2020, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

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

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

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

Issuance of Capital Stock

Under the terms of our amended and restated articles of incorporation and the laws of the Marshall Islands, our board of directors has authority, without any further vote or action by our stockholders, to issue any remaining authorized shares of blank check preferred stock and any remaining authorized shares of our common stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.

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

COMPARISON OF REPUBLIC OF THE MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

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

•     Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and  indicate that it is being issued by or at the direction of the person calling the meeting

•     Whenever stockholders are required to take action at a meeting, a written notice of the meeting shall state the place, if any, date and hour of the meeting and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Stockholder’s Voting Rights

Any action required to be taken by a meeting of stockholders may be taken without a meeting if unanimous consent is in writing and is signed by all the stockholders entitled to vote on the subject matter

Any action which may be taken at any meeting of stockholders may be taken without a meeting, if consent is in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted

Any person authorized to vote may authorize another person or persons to act for him by proxy	Any person authorized to vote may authorize another person to act for him by proxy

Unless otherwise provided in the articles of incorporation a majority of shares entitled to vote, in person or by proxy, constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting
For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum

Marshall Islands	Delaware

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

• Creates, alters, or abolishes any provision or right with respect to the redemption of any outstanding shares;

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

Marshall Islands	Delaware

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

Other than the Executive Officer Employment Agreements, our charters, our ship management agreements with Goodwood and V. Ships, our guarantees for certain of our subsidiaries, the Danish Ship Finance Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility, the ABN AMRO Credit Facility and the VAA and IRA with BW Group, each of which is described above, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

REPUBLIC OF THE MARSHALL ISLANDS TAX CONSIDERATIONS

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK.

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

As to the Publicly Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common stock is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2021, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

•	owns our common stock as a capital asset, and

•	owns actually and constructively less than 10% of our common stock by vote and value.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a current maximum preferential tax rate of 20%; provided that (i) our common stock is readily tradable on an established securities market in the U.S. (such as the NYSE), which we expect to be the case; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of the amount of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible, provided that we are not a PFIC, as discussed below.

Sale, Exchange or Other Disposition of Our Common Stock

Provided that we are not a PFIC for any taxable year, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are generally eligible for a current maximum 20% preferential tax rate. A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In particular, U.S. Non-Corporate Holders would not be eligible for the current maximum 20% preferential tax rate on qualified dividends. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either:

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

There is substantial legal authority supporting the position that we are not a PFIC, consisting of case law and IRS pronouncements concerning the characterization of income derived from time chartering activities as services income for other tax purposes. Nonetheless, it should be noted that there is legal uncertainty in this regard because the U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS stated that it disagrees with the holding of this Fifth Circuit case, and that income from time chartering activities should be treated as services income. We have not sought, and we do not expect to seek, an IRS ruling on this matter. Accordingly, no assurance can be given that the IRS or a court will accept this position, and there is a risk that the IRS or a court could determine that we are a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, such U.S. Holder being referred to as an “Electing Holder,” the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such income inclusions would not be eligible for the current maximum 20% preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P. Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above. Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “—Taxation of U.S. Holders of a PFIC Not Making a Timely QEF or ‘Mark-to-Market’ Election.”

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

These penalties would not apply to a qualified pension, profit-sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were a PFIC, and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder held our common stock and for which the holder did not make a QEF election.

Medicare Tax

A U.S. Non-Corporate Holder (excluding certain trusts within a special class of trusts that is exempt from such tax) is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Such a U.S. Holder’s net investment income will generally include such U.S. Holder’s gross interest income and dividend income and net gains from the disposition of our common stock, unless such interest, dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Non-Corporate Holder is urged to consult the holder’s own tax advisor regarding the applicability of the Medicare tax to the holder’s ownership of our common stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder.” For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on Our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our common stock, unless that interest or dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those distributions, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.

Sale, Exchange or Other Taxable Disposition of Our Common Stock

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

Tax Return Disclosure Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold certain specified foreign financial assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock of a non-U.S. corporation, including our common stock, is a specified foreign financial asset for this purpose. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form.

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

If you are a Non-U.S. Holder and you sell our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements and, depending on the circumstances, backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the U.S., if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the U.S. However, such information reporting requirements or backup withholding will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption. Backup withholding is not an additional tax. Rather, you generally may obtain a credit or refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2020 by approximately $1.0 million based upon our debt level as of December 31, 2020 ($3.6 million in 2019). We have only immaterial currency risk since all income and all vessel expenses are in U.S. dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The majority of our cash is held by DNB, Nordea, ABN AMRO, OCBC, Credit Agricole and CFM Indosuez. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant part of our vessels is currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2020 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

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

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2020.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the provisions of Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2020.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte AS, an independent registered public accounting firm. Their report appears in Item 18 on page F-5.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table shows the fees for professional services provided by Deloitte AS, our Independent Registered Public Accounting Firm, for the fiscal years ended December 31, 2020 and 2019.

Fees	2020	2019
Audit Fees (1)	$501,217	$472,512
Audit-Related Fees (2)	62,881	211,918
Tax Fees	-	-
All Other Fees	-	-
Total	$564,098	$684,430

(1)
Audit fees for 2020 and 2019 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2020 and 2019, respectively.

(2)
Audit-related fees for 2020 consisted of $30,953 in respect of quarterly limited reviews and $31,929 related to other services. Audit-related fees for 2019 consisted of $50,312 in respect of quarterly limited reviews and $161,606 related to other services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm in the fiscal year ended December 31, 2020.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We solicited proposals from accounting firms, including Deloitte AS, and conducted an evaluation process in connection with the selection of our independent registered public accounting firm for the fiscal year ending December 31, 2021. Following this process, on December 2, 2020, our Audit Committee recommended to our board of directors that we appoint Ernst & Young AS (“EY”) to replace Deloitte AS to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021. On December 2, 2020, based on the recommendation of the Audit Committee, our board of directors approved EY’s selection as the Company’s auditor for the fiscal year ending December 31, 2021. We dismissed Deloitte AS as our independent auditor after the firm had concluded the 2020 external audit, with such dismissal effective as of the date of this report. The engagement of EY to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021 is subject to ratification by shareholders at our next annual meeting of shareholders.

Deloitte AS’ reports on our consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years and through the subsequent interim period preceding Deloitte AS’ dismissal, (i) there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Deloitte AS, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte AS, would have caused Deloitte AS to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and (ii) there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided Deloitte AS with a copy of the foregoing statements, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 15.1 to this Form 20-F.

During our two most recent fiscal years and through the date of this report, neither the Company nor anyone on its behalf has consulted with EY regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and either a written report or oral advice was provided to us that EY concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or any reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided EY with a copy of the foregoing statements, and given EY the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of our expression of our views, or the respects in which it does not agree with the above statements. We have not received any such letter from EY.

ITEM 16G.	CORPORATE GOVERNANCE

We are fully compliant with the listing standards of the NYSE applicable to foreign private issuers. Except to the extent described below and in “Item 10.B. Additional Information—Articles of Incorporation and Bylaws,” our corporate governance practices do not significantly differ from those followed by U.S. companies listed on the NYSE. A general summary of the material differences between the BCA and the General Corporations Law of the State of Delaware is set forth under “Item 10.B. Additional Information—Articles of Incorporation and Bylaws—Comparison of Republic of the Marshall Islands Corporate Law to Delaware Corporate Law” above.

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

Compensation Committee

NYSE Rule 303A.05 requires that a listed U.S. company have a compensation committee composed entirely of independent directors. As of June 19, 2020, our compensation committee is composed entirely of independent directors. For the portion of 2020 prior to June 19, 2020, our compensation committee was composed of three independent directors and one non-independent director. The non-independent director, Ms. Reedy, was deemed to not be independent pursuant to NYSE Rule 303A.02(b)(v), which states that a director is not independent if: “The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.” In 2017, pursuant to the VAA, BW Group (which employs Ms. Reedy) received payments from DHT in excess of the amounts listed in NYSE Rule 303A.02(b)(v). The DHT board of directors has determined that, if not for NYSE Rule 303A.02(b)(v), Ms. Reedy would otherwise have been independent.

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

4.2
Investor Rights Agreement, dated as of April 20, 2017, between DHT Holdings, Inc. and BW Group Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of April 2017, Commission File Number 001-32640).

4.3
Danish Ship Finance Credit Facility (incorporated by reference to Exhibit 4.1.7 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.4	Credit Agricole Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).
4.6	Nordea Credit Facility (incorporated by reference to Exhibit 10.2 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of August 2017, Commission File Number 001-32640).
4.7	ABN AMRO Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of May 2018, Commission File Number 001-32640).
4.8
Form of Ship Management Agreement (incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.9	Form of Shipbuilding Contract (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2014, Commission File Number 001-32640).

4.10
Employment Agreement of Svein Moxnes Harfjeld with DHT Management S.A.M. (effective as of November 1, 2019) (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2019, Commission File Number 001-32640).

4.11
Employment Agreement of Trygve P. Munthe with DHT Management S.A.M. (effective as of November 1, 2019) (incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2019, Commission File Number 001-32640).

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

4.14	2016 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No 333-213686) with the SEC on September 16, 2016, and incorporated herein by reference).
4.15	2019 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-234062) with the SEC on September 26, 2019, and incorporated herein by reference).
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
15.1	Letter of Deloitte AS to the Securities and Exchange Commission.
23.1	Consent of Deloitte AS.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 25, 2021	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Co-Chief Executive Officer (Principal Executive Officer)

Date: March 25, 2021	By:	/s/ Trygve P. Munthe
		Name:	Trygve P. Munthe
		Title:	Co-Chief Executive Officer (Principal Executive Officer)
)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of DHT Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flow for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vessels and Time Charter Contracts - Impairment Indicators & Carrying Value — Refer to Note 2 and 6 to the financial statements

Critical Audit Matter Description

The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers.  As of December 31, 2020 the fleet consisted of 27 very large crude carriers (“vessels”), which are tankers ranging in size from 200,000 to 320,000 deadweight tons with a carrying value of MUSD 1 476 representing approximately 91 % of the Company’s total assets.

Given the significance of these assets to the financial reporting, an impairment charge and/or reversal of previously recognized impairments could have a material impact on the Company’s financial reporting. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. Possible external factors include changes in the current market conditions, charter rates, market capitalization to book value of equity, and broker rates. Possible internal factors include weighted average cost of capital and changes in circumstances affecting the physical condition of the vessels. To the extent it is determined that indicators of impairment and / or reversal of previously recognized impairment exist, the value in use is estimated for the respective vessels.

For the year ended December 31, 2020, impairment indicators were identified for some vessels and thus the Company performed further testing to determine the recoverable amount of those vessels.

When determining the recoverable amount of the vessels, Management applied a significant level of judgment when determining the assumptions used to calculate the value in use for each vessel, especially in regards to the expected future charter rates and the weighted average cost of capital. Although current charter rates are observable and there is some available information about expected future charter rates, history has proven that the charter rates are seasonal in nature and volatile.

Given the significance of the carrying value of the vessels to the financial statements combined with the level of judgement involved, performing the audit procedures to i) evaluate whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of vessels may not be recoverable or that previously recognized impairment may be reversed, and ii) evaluate the reasonableness of management’s estimates and assumptions, such as the weighted average cost of capital and expected future charter rates applied in determining the recoverable amount of the vessels, required a high degree of auditor judgement.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of vessels for possible indicators of impairment and/or reversal of previously recognized impairments, as well as the evaluation of the reasonableness of key assumptions on expected future charter rates and the weighted average cost of capital:

•
We read the Company’s policies for identifying potential impairment and / or potential reversal of previously recognized impairment and the Company’s policies for determining the recoverable amount of their vessels, and evaluated these polices against the requirements in IAS 36 – Impairment of Assets.

•
We tested the controls over management’s identification of possible circumstances that may indicate that the carrying amount of the vessels may not be recoverable and/or previously recognized impairment may now need to be reversed, including controls over expected future charter rates and weighted average cost of capital.

•
We tested the controls over the estimates and assumptions applied by management in the valuation of the vessels and the controls over expected future charter rates and weighted average cost of capital.

•
We evaluated the various indicators of impairment and/or reversal of previously recognized impairments. This included evaluating developments in the Company’s share price, weighted average cost of capital, changes in book value of vessels compared to market value of vessels and development in forward freight agreements (FFA rates).

•	Using our knowledge of the Company and the industry in which it operates, we have evaluated whether other potential indicators existed, not evaluated by Management.

•
We evaluated the broker values specific to the Company’s current vessels, current and future charter rates against available observable market information, and performing retrospective comparisons of charter rates observed in the market to actual charter rates achieved by DHT.

•
With the assistance of our internal valuation experts we evaluated the reasonableness of the weighted average cost of capital by developing an independent range of reasonable rates and comparing this to the weighted average cost of capital as considered by management.

/s/ Deloitte AS
Oslo, Norway
March 22, 2021

We have served as the Company’s auditor since 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of DHT Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 22, 2021, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte AS

Oslo, Norway
March 22, 2021

DHT Holdings, Inc.

Consolidated Statement of Financial Position as of December 31, 2020 and 2019

(Dollars in thousands)	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents	8,9	$68,641	$67,356
Accounts receivable and accrued revenues	8,9	30,060	107,848
Capitalized voyage expense	4	1,039	4,151
Prepaid expenses		6,685	4,846
Bunkers, lube oils and consumables		11,854	34,085
Total current assets		$118,279	$218,286

Non-current assets
Vessels and time charter contracts	6	1,476,436	1,589,444
Advances for vessel upgrades	6	17,269	11,652
Other property, plant and equipment		4,772	3,065
Investment in associate company	15	5,233	4,772
Total non-current assets		$1,503,710	$1,608,932

Total assets		$1,621,989	$1,827,218

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	7	18,503	23,998
Derivative financial liabilities	8	9,073	4,320
Current portion long-term debt	8,9	3,396	100,385
Other current liabilities		721	605
Deferred shipping revenues	4	16,236	930
Total current liabilities		$47,929	$130,239

Non-current liabilities
Long-term debt	8,9	446,562	750,586
Derivative financial liabilities	8	14,601	11,279
Other non-current liabilities		3,957	2,664
Total non-current liabilities		$465,120	$764,530

Total liabilities		$513,049	$894,768

Equity
Common stock at par value	10	1,708	1,468
Additional paid-in capital		1,291,505	1,169,537
Accumulated deficit		(188,709)	(240,165)
Translation differences		169	73
Other reserves		4,248	1,531
Total equity attributable to the Company		$1,108,921	$932,444
Non-controlling interest		$19	$5
Total equity		$1,108,940	$932,449

Total liabilities and equity		$1,621,989	$1,827,218

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Income Statement
(Dollars in thousands, except share and per share amounts)	Note	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
Shipping revenues	4	$691,039	$535,068	$375,941

Operating expenses
Voyage expenses		(140,564)	(187,500)	(161,891)
Vessel operating expenses		(82,188)	(78,327)	(75,800)
Depreciation and amortization	6	(124,245)	(115,584)	(103,476)
Impairment charges	6	(12,560)	-	(3,500)
Profit/(loss), sale of vessel		-	-	75
General and administrative expense	11	(17,890)	(14,789)	(15,052)
Total operating expenses		$(377,447)	$(396,201)	$(359,644)

Operating income		$313,591	$138,867	$16,297

Share of profit from associated companies	15	1,193	852	858
Interest income		212	1,077	345
Interest expense		(38,408)	(55,332)	(54,211)
Fair value gain/(loss) on derivative financial liabilities		(8,074)	(9,863)	(5,191)
Other financial (expense)/income		(1,334)	(1,790)	(4,943)
Profit/(loss) before tax		$267,181	$73,812	$(46,845)

Income tax expense	14	(900)	(131)	(83)
Profit/(loss) for the year		$266,281	$73,680	$(46,927)
Attributable to the owners of non-controlling interest		$14	$2	$-
Attributable to the owners of parent		$266,266	$73,679	$(46,927)

Basic net income/(loss) per share		$1.71	$0.51	$(0.33)
Diluted net income/(loss) per share		$1.61	$0.51	$(0.33)

Weighted average number of shares (basic)	5	155,712,886	143,437,164	143,429,610
Weighted average number of shares (diluted)	5	170,053,975	168,159,876	143,434,921

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

(Dollars in thousands)	Note	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
Profit/(loss) for the year		$266,281	$73,680	$(46,927)
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of tax	13	(141)	224	(148)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		95	42	(53)
Total comprehensive income/(loss) for the period net of tax		$266,235	$73,946	$(47,128)

Attributable to the owners of non-controlling interest		$14	$2	$-
Attributable to the owners of parent		$266,221	$73,944	$(47,128)

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

(Dollars in thousands, except per share data)		Common Stock
				Paid-in Additional Capital	Treasury Shares	Accumulated Deficit	Translation Differences	Other Reserves*	Non- Controlling Interest	Total Equity
		Shares	Amount
Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$-	$(222,087)	$85	$5,676	$-	$925,892
Impact of transition of IFRS 15		-	-	-	-	(4,734)	-	-	-	(4,734)
Balance at January 1, 2018		142,417,407	1,424	1,140,794	-	(226,821)	85	5,676	-	921,158
Loss for the year		-	-	-	-	(46,927)	-	-		(46,927)
Other comprehensive income/(loss)		-	-	-	-	(148)	(53)	-		(201)
Total comprehensive income/(loss)		-	-	-	-	(47,075)	(53)	-	-	(47,128)
Cash dividends declared and paid	10	-	-	-	-	(11,487)	-	-	-	(11,487)
Purchase of treasury shares		-	-	-	(5,026)	-	-	-	-	(5,026)
Retirement of treasury shares		(892,497)	(9)	(3,654)	3,662	-	-	-	-	-
Issuance of convertible bonds		-	-	3,165	-	-	-	-	-	3,165
Purchase of convertible bonds		-	-	(1,613)	-	-	-	-	-	(1,613)
Compensation related to options and restricted stock	11	1,175,136	12	6,414	-	-	-	(3,827)	-	2,599
Balance at December 31, 2018		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668

Balance at January 1, 2019		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668
Profit for the year		-	-	-	-	73,679	-	-	2	73,680
Other comprehensive income/(loss)		-	-	-	-	224	42	-	-	265
Total comprehensive income/(loss)		-	-	-	-	73,903	42	-	2	73,946
Cash dividends declared and paid	10	-	-	-	-	(28,685)	-	-	-	(28,685)
Purchase of treasury shares		-	-	-	(3,248)	-	-	-	-	(3,248)
Retirement of treasury shares		(1,061,241)	(11)	(4,602)	4,612	-	-	-	-	-
Adjustment related to non-controlling interest		-	-	-	-	-	-	-	3	3
Conversion of convertible bonds		4,390,025	44	26,391	-	-	-	-	-	26,435
Compensation related to options and restricted stock	11	790,571	8	2,640	-	-	-	(317)	-	2,331
Balance at December 31, 2019		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449

Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Profit for the year		-	-	-	-	266,266	-	-	14	266,281
Other comprehensive income/(loss)		-	-	-	-	(141)	95	-	-	(45)
Total comprehensive income/(loss)		-	-	-	-	266,125	95	-	14	266,235
Cash dividends declared and paid	10	-	-	-	-	(214,669)	-	-	-	(214,669)
Conversion of convertible bonds	8	23,377,397	234	119,584	-	-	-	-	-	119,818
Compensation related to options and restricted stock	11	601,530	6	2,383	-	-	-	2,717	-	5,106
Balance at December 31, 2020		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940

The footnotes are an integral part of these consolidated financial statement

*Other reserves are related to share-based payments.

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

(Dollars in thousands)	Note	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Cash flows from operating activities:
Profit/(loss) for the year		$266,281	$73,680	$(46,927)
Items included in net income not affecting cash flows:
Depreciation and amortization	6	124,245	115,584	103,476
Impairment charges	6	12,560	-	3,500
Amortization of upfront fees		5,538	8,003	11,559
(Profit)/loss, sale of vessel		-	-	(75)
Fair value (gain)/loss on derivative financial liabilities	8	8,074	9,863	5,191
Compensation related to options and restricted stock	11	5,106	2,331	2,599
(Gain)/loss purchase of convertible bond		-	-	3,589
Share of profit in associated companies	15	(1,193)	(852)	(858)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	77,788	(47,651)	(25,421)
Capitalized voyage expenses	4	3,111	(2,518)	255
Prepaid expenses	8	(2,265)	(508)	(1,141)
Accounts payable and accrued expenses	7	(6,914)	(1,033)	8,234
Deferred shipping revenues		15,306	930	-
Bunkers, lube oils and consumables		22,231	(1,874)	(9,994)
Net cash provided by operating activities		$529,870	$155,956	$53,985

Cash flows from investing activities:
Investment in vessels	6	(27,117)	(53,803)	(11,845)
Investment in vessels under constuction	6	-	-	(223,033)
Proceeds from sale of vessels		-	-	46,393
Dividend received from associated company		835	513	409
Investment in property, plant and equipment		(435)	(79)	(88)
Net cash used in investing activities		$(26,717)	$(53,369)	$(188,165)

Cash flows from financing activities
Cash dividends paid	10	(214,669)	(28,685)	(11,487)
Repayment principal element of lease liability		(467)	(370)	-
Issuance of long-term debt	8,9	70,862	64,990	577,685
Purchase of treasury shares		-	(3,248)	(5,026)
Issuance of convertible bonds	9	-	(7)	38,945
Repayment of long-term debt	8,9	(357,595)	(156,430)	(448,285)
Repayment of convertible bonds		(0)	(6,426)	-
Net cash (used in)/provided by financing activities		$(501,868)	$(130,176)	$151,832

Net increase/(decrease) in cash and cash equivalents		1,285	(27,588)	17,652
Cash and cash equivalents at beginning of period		67,356	94,944	77,292
Cash and cash equivalents at end of period	8,9	$68,641	$67,356	$94,944

Specification of items included in operating activities:
Interest paid		35,404	49,233	40,040
Interest received		212	1,077	345

The footnotes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements
for the years ended December 31, 2020, 2019 and 2018

Note 1- General information

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

The Company has 34 material wholly owned subsidiaries, of which 22 are Marshall Island companies, seven are Cayman Islands companies, three are Singapore companies, one is a Monegasque company and one is a Norwegian company. The 22 Marshall Islands subsidiaries and the seven Cayman Islands subsidiaries are vessel-owning companies (the “Vessel Subsidiaries”). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers. As of December 31, 2020 our fleet consisted of 27 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt.” Our fleet principally operates on international routes and had a combined carrying capacity of 8,360,850 dwt.

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

Under the equity method, the interest in the investment is based on the Company’s proportional share of the associate’s equity, including any excess value and goodwill. The Company recognizes its share of net income, including depreciation and amortization of excess values and impairment losses, in “Share of profit from associated companies”.

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

Vessels under construction — pre-delivery installments

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

Docking and survey expenditure

The Company’s vessels are required to be drydocked every 30 to 60 months.  The Company capitalizes drydocking costs as part of the relevant vessel and depreciates those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking.  The residual value of such capital expenses is estimated at nil.  Drydock costs include a variety of costs incurred during the drydock project, including expenses related to the drydock preparations, tank cleaning, gas-freeing and re-inerting, purchase of spare parts, stores and services, port expenses at the drydock location, general shipyard expenses, expenses related to hull and outfitting, external surfaces and decks, cargo and ballast tanks, engines, cargo systems, machinery, equipment and safety equipment on board the vessel as well as classification, Condition Assessment Program surveys and regulatory requirements.  Costs related to ordinary maintenance performed during drydocking are charged to the income statement as part of vessel operating expenses for the period which they are incurred.

Vessels held for sale

Vessels are classified separately as held for sale as part of current assets in the statement of financial position when their carrying amount will be recovered through a sale of transaction rather than continuing use. For this to be the case, the asset must be available for immediate sale in its present condition and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification. The probability of shareholders’ approval should be considered as part of the assessment of whether the sale is highly probable. Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

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

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

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

Effective from January 1, 2019, the Company adopted IFRS 16 Leases using the modified retrospective method. IFRS 16 introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. For vessels on time charters, where the Company is a lessor, the time charter contract contains a lease component, which is the right to use the specified ship, and a non-lease component, which is the operation and maintenance of the ship. Technical management service components are accounted for in accordance with IFRS 15 and the lease components are accounted for in accordance with IFRS 16. The service elements are recognized as revenue as the service is being delivered (over time) and the timing of this coincides with timing of revenue recognized for the leasing element as per IFRS 16.

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

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each reporting date. The resulting gain and loss is recognized in profit or loss immediately. The interest rate swaps does not qualify for hedge accounting.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

Financial assets — receivables

Trade receivables are measured at amortized cost using the effective interest method, less any impairment. Normally, the interest element could be disregarded since the receivables are short term. The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers and other relevant information.

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

The Company’s management companies domiciled in Monaco, Norway and Singapore are taxable in local jurisdictions.

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

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any economic benefit available in the form of refunds from the plans or reductions in future contributions to the plans.

Segment information

As the Company’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

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

Judgment has been applied in connection with the assessment of indicators of impairment or reversal of prior impairment.

Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2020.

Impact of the initial application of Interest Rate Benchmark Reform amendments to IFRS 9 and IFRS 7

In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7).
These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the on-going interest rate benchmark reforms.

The amendments are not relevant to the Company given that it does not apply hedge accounting to its benchmark interest rate exposures.

Impact of the initial application of COVID-19-Related Rent Concessions Amendment to IFRS 16

In May 2020, the IASB issued COVID-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:

a)	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
b)
Any reduction in lease payments affects only payments originally due on or before June 30, 2021 (a rent concession meets this condition if it results in reduced lease payments on or before June 30, 2021 and increased lease payments that extend beyond June 30, 2021); and

c)	There is no substantive change to other terms and conditions of the lease.

The amendment is not relevant to the Company as it does not have rent concessions occurring as a direct consequence of COVID-19.

Impact of the initial application of other new and amended IFRS Standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to References to the Conceptual Framework in IFRS Standards
The Company has adopted the amendments included in Amendments to References to the Conceptual Framework in IFRS Standards for the first time in the current year. The amendments include consequential amendments to affected Standards so that they refer to the new Framework. Not all amendments, however, update those pronouncements with regard to references to and quotes from the Framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The Standards which are amended are IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Amendments to IFRS 3 Definition of a business
The Company has adopted the amendments to IFRS 3 for the first time in the current year. The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. The amendments also introduce additional guidance that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after January 1, 2020.

Amendments to IAS 1 and IAS 8 Definition of material
The Company has adopted the amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of ‘material’ or refer to the term ‘material’ to ensure consistency.

(b)	New and revised IFRSs that are not mandatorily effective (but allow early application) for the year ending December 31, 2020.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

o	IFRS 17 Insurance Contracts

o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Ventures

o	Amendments to IAS 1 Classification of Liabilities as Current or Non-current

o	Amendments to IFRS 3 Reference to the Conceptual Framework

o	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use

o	Amendments to IAS 37 Onerous Contracts – Cost to Fulfilling a Contract

o
Annual Improvements to IFRS Standards 2018-2020 Cycle Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

The Company does not expect the adoption of the Standards listed above will have a material impact on its consolidated financial statements in future periods, except as noted below:

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

In June 2020, the IASB issued Amendments to IFRS 17 to address concerns and implementation challenges that were identified after IFRS 17 was published. The amendments defer the date of initial application of IFRS 17 (incorporating the amendments) to annual reporting periods beginning on or after January 1, 2023. At the same time, the IASB issued Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4) that extends the fixed expiry date of the temporary exemption from applying IFRS 9 in IFRS 4 to annual reporting periods beginning on or after January 1, 2023.

IFRS 17 must be applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied.

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

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Company’s consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted.

Amendments to IFRS 3 Reference to the Conceptual Framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the amendments add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e., proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labor or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted.

Annual Improvements to IFRS Standards 2018-2020

The Annual Improvements include amendments to four Standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards
The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16(a).

The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted.

IFRS 9 Financial Instruments
The amendment clarifies that in applying the ‘10 per cent’ test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted.

IFRS 16 Leases
The amendment removes the illustration of the reimbursement of leasehold improvements. As the amendment to IFRS 16 only regards an illustrative example, no effective date is stated.

IAS 41 Agriculture
The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to use internally consistent cash flows and discount rates and enables preparers to determine whether to use pretax or post-tax cash flows and discount rates for the most appropriate fair value measurement.

The amendment is applied prospectively, i.e., for fair value measurements on or after the date an entity initially applies the amendment.

The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted.

Note 3 - Segment information

Operating Segments:

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized and manages the entity as one segment based upon the service provided. The Company’s chief operating decision makers (“CODM”), being the Chief Executive Officers, review the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8, Operating Segments.

Entity-wide disclosures:

Information about major customers:

As of December 31, 2020, the Company had 27 vessels in operation of which 18 were on time charters and nine were vessels operating in the spot market.

For the period from January 1, 2020 to December 31, 2020, five customers represented $78,513 thousand, $57,777 thousand, $55,371 thousand, $53,711 thousand, and $37,670 thousand, respectively, of the Company’s revenues.

For the period from January 1, 2019 to December 31, 2019, five customers represented $84,067 thousand, $79,161 thousand, $73,629 thousand, $39,477 thousand, and $34,786 thousand, respectively, of the Company’s revenues.

For the period from January 1, 2018 to December 31, 2018, five customers represented $76,015 thousand, $38,408 thousand, $19,269 thousand, $18,692 thousand, and $18,679 thousand, respectively, of the Company’s revenues.

Note 4 — Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2020	2019	2018
Time charter revenues*	$182,663	$57,472	$64,462
Voyage charter revenues	508,375	477,595	311,480
Shipping revenues	$691,039	$535,068	$375,941

*
2020 and 2019 time charter revenue is presented in accordance with IFRS 16 Leases, while the portion of time charter revenue related to technical management services, equaling $33,224 thousand and $14,826 thousand, respectively, is presented in accordance with IFRS 15 Revenue from Contracts with Customers.

The following summarizes the Company’s vessel employment as of December 31, 2020

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q3 2021
DHT Bauhinia	Time charter	Q1 2021
DHT Bronco	Spot
DHT China	Time charter with profit sharing	Q2 2021
DHT Colt	Time charter	Q3 2022
DHT Condor	Spot
DHT Edelweiss	Time charter	Q1 2021
DHT Europe	Time charter	Q1 2021
DHT Falcon	Spot
DHT Hawk	Time charter	Q1 2021
DHT Jaguar	Spot
DHT Lake	Time charter	Q1 2021
DHT Leopard	Spot
DHT Lion	Time charter	Q1 2021
DHT Lotus	Spot
DHT Mustang	Time charter	Q2 2021
DHT Opal	Time charter	Q3 2021
DHT Panther	Spot
DHT Peony	Time charter	Q1 2021
DHT Puma	Time charter	Q1 2021
DHT Raven	Time charter	Q1 2021
DHT Redwood	Time charter	Q1 2021
DHT Scandinavia	Spot
DHT Stallion	Time charter	Q2 2022
DHT Sundarbans	Time charter with profit sharing	Q4 2021
DHT Taiga	Time charter with profit sharing	Q4 2022
DHT Tiger	Spot

Future charter payments:

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

(Dollars in thousands) Year	Amount
2021	$99,264
2022	23,049
2023	—
2024	—
Thereafter	—
Net charter payments	$122,313

Any extension periods, unless already exercised as of December 31, 2020, are not included. Revenues from a time charter are not received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

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

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was:

(Dollars in thousands)	2020	2019	2018
Capitalized voyage expense	$1,039	$4,151	$1,633

During the twelve months of 2020, $4,151 thousand was amortized related to voyages in progress as of December 31, 2019, and $397 thousand was amortized related to the voyages in progress as of December 31, 2020. No impairment losses were recognized in the period. During the twelve months of 2019, $1,633 thousand was amortized related to voyages in progress as of December 31, 2018, and $4,440 thousand was amortized related to the voyages in progress as of December 31, 2019. No impairment losses were recognized in the period. During the twelve months of 2018, $1,515 thousand was amortized and no impairment losses were recognized in the period.

Deferred Shipping Revenues:

Deferred shipping revenues relates to charter hire payment paid in advance. As of December 31, 2020, $16,236 thousand was recognized as deferred shipping revenues in the consolidated statement of financial position while $930 thousand was recognized as deferred shipping revenues as of December 31, 2019.

Concentration of risk:

As of December 31, 2020, 18 of the Company’s 27 vessels were chartered to 10 different counterparties and nine vessels were operated in the spot market.

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

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2020	2019	2018
Profit/(loss) for the period used for calculation of EPS - basic	$266,266	$73,679	$(46,927)
Interest and amortization on the convertible notes	$6,766	$12,177	$-
Profit/(loss) for the period used for calculation of EPS - dilutive	$273,032	$85,856	$(46,927)

Basic earnings per share:
Weighted average shares outstanding - basic	155,712,886	143,437,164	143,429,610

Diluted earnings per share:
Weighted average shares outstanding - basic	155,712,886	143,437,164	143,429,610
Dilutive equity awards	65,873	133,342	5,311
Dilutive shares related to convertible notes	14,275,217	24,589,370	-
Weighted average shares outstanding - dilutive	170,053,975	168,159,876	143,434,921

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

Company	Vessel name	Dwt	Flag State	Year Built
DHT Mustang Inc	DHT Mustang	317,975	Hong Kong	2018
DHT Bronco Inc	DHT Bronco	317,975	Hong Kong	2018
DHT Colt Inc	DHT Colt	319,713	Hong Kong	2018
DHT Stallion Inc	DHT Stallion	319,713	Hong Kong	2018
DHT Tiger Limited	DHT Tiger	299,629	Hong Kong	2017
DHT Puma Limited	DHT Puma	299,629	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,629	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,629	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,629	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,629	Hong Kong	2015
DHT Opal Inc	DHT Opal	320,105	Hong Kong	2012
Samco Theta Ltd	DHT Sundarbans	314,249	RIF	2012
Samco Iota Ltd	DHT Taiga	314,249	Hong Kong	2012
DHT Peony Inc	DHT Peony	320,013	Hong Kong	2011
DHT Lotus Inc	DHT Lotus	320,142	Hong Kong	2011
Samco Eta Ltd	DHT Amazon	314,249	RIF	2011
Samco Kappa Ltd	DHT Redwood	314,249	Hong Kong	2011
DHT Edelweiss Inc	DHT Edelweiss	301,021	Hong Kong	2008
Samco Epsilon Ltd	DHT China	317,794	RIF	2007
Samco Delta Ltd	DHT Europe	317,713	Hong Kong	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	Hong Kong	2007
DHT Hawk Inc	DHT Hawk	298,923	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006
DHT Falcon Inc	DHT Falcon	298,971	Hong Kong	2006
DHT Lake Inc	DHT Lake	298,564	Hong Kong	2004
DHT Raven Inc	DHT Raven	298,563	Hong Kong	2004
DHT Condor, Inc.	DHT Condor	320,050	Hong Kong	2004
DHT Eagle, Inc.	DHT Eagle **	309,064	Hong Kong	2002
DHT Phoenix, Inc.	DHT Phoenix ***	307,151	Hong Kong	1999
Cathy Tanker Corporation	DHT Cathy*	115,000	Marshall Islands	2004
Sophie Tanker Corporation	DHT Sophie*	115,000	Marshall Islands	2003

* DHT Sophie and DHT Cathy were sold to one buyer in October 2018. Both vessels were delivered to the buyer during fourth quarter 2018.
** DHT Eagle was sold in November 2017 and was delivered to the buyer in December 2017.
*** DHT Phoenix was sold and delivered to new owners in June 2017.

Vessels and time charter contracts

(Dollars in thousands)	Vessels	Drydock	Scrubbers	Time charter contracts	Total
Cost
As of January 1, 2020	2,014,093	43,820	42,482	6,600	2,106,997
Transferred from vessels upgrades	4,896	9,480	8,589	-	22,964
Disposals	-	(8,505)	-	-	(8,505)
As of December 31, 2020	2,018,989	44,795	51,071	6,600	2,121,456

Accumulated depreciation and impairment
As of January 1, 2020	(487,996)	(17,880)	(6,507)	(5,170)	(517,553)
Charge for the period	(96,153)	(12,756)	(13,525)	(978)	(123,412)
Impairment charges	(12,560)	-	-	-	(12,560)
Disposals		8,505			8,505
As of December 31, 2020	(596,709)	(22,130)	(20,032)	(6,148)	(645,020)

Net book value
As of December 31, 2020	1,422,279	22,665	31,039	452	1,476,436

Cost
As of January 1, 2019	2,007,385	44,818	12,652	6,600	2,071,456
Additions*	(42)	(375)	(721)	-	(1,139)
Transferred from vessels upgrades	6,750	2,493	30,552	-	39,795
Disposals	-	(3,116)	-	-	(3,116)
As of December 31, 2019	2,014,093	43,820	42,482	6,600	2,106,997

Accumulated depreciation and impairment
As of January 1, 2019	(391,894)	(9,171)	(388)	(4,193)	(405,647)
Charge for the period	(96,102)	(11,824)	(6,118)	(978)	(115,022)
Disposals	-	3,116	-	-	3,116
As of December 31, 2019	(487,996)	(17,880)	(6,507)	(5,170)	(517,553)

Net book value
As of December 31, 2019	1,526,097	25,941	35,976	1,430	1,589,444

Vessel upgrades
As of January 1, 2020	1,371	-	10,281	-	11,652
Additions	6,313	12,745	9,524	-	28,581
Transferred to vessels	(4,896)	(9,480)	(8,589)	-	(22,964)
As of December 31, 2020	2,788	3,265	11,216	-	17,269

As of January 1, 2019	-	-	-	-	-
Additions	8,121	2,493	40,832	-	51,446
Transferred to vessels	(6,750)	(2,493)	(30,552)	-	(39,795)
As of December 31, 2019	1,371	-	10,281	-	11,652

*	Additions in 2019 relates to adjustments to capitalized expenses in 2018.

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

Carrying Value and Impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In instances where a vessel is considered impaired, it is written down to its recoverable amount. Given the significance of these assets to our financial reporting, an impairment charge and/or reversal of previously recognized impairments could have a material impact on the Company’s financial reporting. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. Possible external factors include changes in the current market conditions, charter rates, market capitalization to book value of equity, and broker rates. Possible internal factors include weighted average cost of capital and changes in circumstances affecting the physical condition of the vessels. To the extent it is determined that indicators of impairment and/or reversal of previously recognized impairment exist, the value in use is estimated for the respective vessels. A reversal of a previously recognized impairment loss is recorded only to the extent there has been an increase in the estimated service potential of an asset, either from use or sale.

For the year ended December 31, 2020, impairment indicators were identified for some of our vessels, due to the difference between the carrying value and the estimated market value of the vessel, and thus the Company performed further testing to determine the recoverable amount of the cash generating units.

When determining the recoverable amount of the cash generating units, management applies a significant level of judgment when determining the assumptions used to calculate the value in use for each cash generating unit, especially regarding the expected future charter rates and the weighted average cost of capital. Although current charter rates are observable and there is some available information about expected future charter rates, history has proven that the charter rates are seasonal in nature and volatile.

In developing estimates of future cash flows, we must make significant assumptions about  future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels and the estimated remaining useful lives of the vessels in addition to the future charter rates and weighted average cost of capital as described above. These assumptions are based on historical trends and current market conditions as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production or supply of or demand for oil, generally or in specific geographical regions, (iii) the levels of tanker newbuilding orders or the levels of tanker scrappings, (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO or by individual countries and vessels’ flag states, (v) changes in our vessels’ relative exposure to the spot and time charter markets and (vi) the prevalence of profit sharing arrangements in our time charter contracts.

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

For the year ended December 31, 2020, the Company recorded a non-cash impairment charge of $12.6 million related to three vessels, DHT China with $2.8 million, DHT Europe with $6.3 million and DHT Scandinavia with $3.5 million, respectively. The recoverable amount as of December 31, 2020 was $38.4 million for DHT China, $38.0 million for DHT Europe and $40.4 million for DHT Scandinavia, respectively.

In the fourth quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandanavia through a non-cash impairment charge of $7.6 million. The impairment test was performed using an estimated WACC of 8.59%. As DHT operates in a non-taxable environment specific to shipping revenues, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current Forward Freight Agreements (“FFA”) for the first two years, estimated by Braemar ACM Shipbroking, and (b) the 25-year historical average spot rates as reported by Clarksons Shipping Intelligence thereafter. The Company’s decision to use FFA rates for the first two years was based on the Company’s  exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The Company’s determination to use historical average spot rates rather than time charter rates was based on the Company’s  exposure to the spot market, including the prevalence of profit sharing arrangements in time charter contracts. The Company’s determination to use the 25-year historical average for spot rates was based on the Company’s belief that such time period provides a rate that is most representative of longer-term performance as it mitigates the impact of the highly cyclical nature of the tanker industry. The time charter equivalent FFA rates used for the impairment test as of December 31, 2020 for the VLCCs was $19,610 per day for 2021 and $25,279 per day for 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,466. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $4,000 per day has been added through 2022 for VLCCs with scrubbers. For vessels on charter we assumed the contractual rate for the remaining term of the charter. The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the vessels are the WACC and the future rates. Decreasing the WACC by 0.5% would decrease the impairment charge by $1.5 million. Increasing/decreasing the future rates by $500 per day would decrease/increase the impairment charge by $1.4 million.

In the third quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandanavia through a non-cash impairment charge of $4.9 million. The impairment test was performed using an estimated WACC of 8.12%. The time charter equivalent FFA rates used for the impairment test as of September 30, 2020 for the VLCCs was $20,107 per day for the fourth quarter of 2020, $21,550 per day for 2021 and $21,194 per day for the first three quarters of 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,557. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $3,000 per day has been added through 2022 for VLCCs with scrubbers. For vessels on charter we assumed the contractual rate for the remaining term of the charter.

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

Intangible assets

Time charter contracts

	Expected useful life	Carrying amount
(Dollars in thousands)		2020	2019
DHT China charter	Finite	452	1,430
Total		452	1,430

Intangible assets with a finite expected useful life are as a general rule amortized on a straight-line basis over the expected useful life. The remaining amortization period of the intangible asset is 0.5 years. The time charter contract is presented on the same line as vessels in the statement of financial position.

Pledged assets

As of December 31, 2020, 22 of the Company’s 27 vessels were pledged as collateral under the Company’s secured credit facilities and the Company had five unencumbered vessels.

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

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2020	2019
Accounts payable	$2,811	$7,913
Accrued interest	719	3,462
Accrued voyage expenses	1,593	8,865
Accrued employee compensation	4,176	2,976
Other*	9,204	782
Total accounts payable and accrued expenses	$18,503	$23,998

*Other includes accrued operating expenses and accrued capital expenditures in 2020 and accrued operating expenses in 2019.

Note 8 - Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2020	2019
Cash and cash equivalents (1)(3)	$68,641	$67,356
Accounts receivable and accrued revenues (1)	30,060	107,848
Total financial assets	$98,700	$175,204

Financial liabilities
Accounts payables and accrued expenses (1)	$18,503	$23,998
Derivative financial liabilities, current (2)	9,073	4,320
Current portion long-term debt (1)	3,396	100,385
Long-term debt (1)	446,562	750,586
Derivative financial liabilities, non-current (2)	14,601	11,279
Total financial liabilities	$492,135	$890,569

(1)	Amortized cost.
(2)	Fair value through profit or loss.
(3)	Cash and cash equivalents include $299 thousand in restricted cash in 2020 and $221 thousand in 2019, including employee withholding tax.

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

Derivatives - interest rate swaps

	Expires	Notional amount		Fair value
(Dollars in thousands)		2020	2019	2020	2019
Swap pays 2.987%, receive floating	Apr. 20, 2023	$42,000	44,400	2,541	1,748
Swap pays 3.012%, receive floating	Apr. 20, 2023	$42,000	44,400	2,564	1,780
Swap pays 3.019%, receive floating	Sept. 29, 2023	$30,743	33,310	2,131	1,425
Swap pays 3.019%, receive floating	Sept. 29, 2023	$29,829	32,396	2,060	1,380
Swap pays 2.8665%, receive floating	Sep. 29, 2023	$46,260	48,830	3,147	1,976
Swap pays 2.8785%, receive floating	Jun. 30, 2023	$40,673	43,240	2,513	1,681
Swap pays 2.885%, receive floating	Sept. 29, 2023	$45,618	48,188	3,139	1,961
Swap pays 2.897%, receive floating	Sept. 30, 2023	$40,851	43,419	2,792	1,789
Swap pays 3.020%, receive floating	Sept. 29, 2023	$39,167	41,734	2,786	1,859
Total carrying amount		$357,141	379,916	23,673	15,600

Interest-bearing debt

	Interest	Remaining notional	Carrying amount
(Dollars in thousands)			2020	2019
Credit Agricole Credit Facility	LIBOR + 2.19%	37,839	37,626	55,719
Danish Ship Finance Credit Facility	LIBOR + 2.00%	36,400	36,015	38,929
Nordea Credit Facility	LIBOR + 2.40%	110,933	109,423	207,175
ABN Amro Credit Facility	LIBOR + 2.40%	269,505	266,895	432,581
ABN Amro Revolving Credit Facility	LIBOR + 2.50%	-	-	-
Convertible Senior Notes due 2021	4.50%	-	-	116,568
Total carrying amount		454,677	449,959	850,972

As of December 31, 2020, $70.3 million was undrawn under the Nordea Credit Facility and $100.0 million was undrawn under the ABN Amro Credit Facility.

Interest on all our credit facilities is payable quarterly in arrears except the Danish Ship Finance Credit Facility which has interest payable semi-annually in arrears. The credit facilities are principally secured by the first-priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower, insurance and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of the borrowers’ bank account balances.

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

			Non-cash changes

	As of January 1, 2020 (1)	Financing cash flows (2)	Amortization	Equity component of convertible notes	Other changes (3)	As of December 31, 2020
Bank loans	734,404	(286,733)	2,288			449,959
Convertible Senior Notes due 2021	116,568		3,250	(119,818)		-
Office leases	2,846	(467)			1,681	4,060
Total (4)	853,817	(287,199)	5,538	(119,818)	1,681	454,019

			Non-cash changes

	As of January 1, 2019 (1)	Financing cash flows (2)	Amortization	Equity component of convertible notes	Other changes (3)	As of December 31, 2019
Bank loans	823,299	(91,440)	2,545			734,404
Convertible Senior Notes due 2019	32,009	(6,426)	851	(26,434)		-
Convertible Senior Notes due 2021	111,968	(7)	4,607			116,568
Office leases	1,484	(370)			1,732	2,846
Total (4)	968,759	(98,243)	8,003	(26,434)	1,732	853,817

(1)	The opening balance as of January 1, 2019, includes the initial recognition of a lease liability of $1.5 million resulting from the adoption of IFRS 16 Leases.
(2)	The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows.
(3)	Other changes for the year 2020 and 2019 represent new, modified office leases and foreign exchange effects during the year related to IFRS 16 Leases.
(4)	The reconciliation does not include interest rate swaps, which are described in note 8.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2020, the Company had nine interest rate swaps with a total aggregate notional amount of $357,141 thousand as discussed in Note 8.

Interest rate risk sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt. For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year. 2020: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2020 would decrease/increase by $488 thousand; and

●	other comprehensive income would not be affected 2019: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2019 would decrease/increase by $1,805 thousand; and

●	other comprehensive income would not be affected. 2018: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	loss for the year ended December 31, 2018 would decrease/increase by $2,152 thousand; and

●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2020, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties. As of December 31, 2020, 18 of the Company’s 27 vessels are chartered to 10 different counterparties and nine vessels are operated in the spot market.

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

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of the cash in six financial institutions, namely, DNB, Nordea, Credit Agricole, OCBC, ABN AMRO and CFM Indosuez.

As of December 31, 2020, five customers represented $9,380 thousand, $6,836 thousand, $5,962 thousand, $2,730 thousand and $2,454 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2020	2019
Cash and cash equivalents	$68,641	$67,356
Accounts receivable and accrued revenues	30,060	107,848
Maximum credit exposure	$98,700	$175,204

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2020 (and spot rate at December 31, 2019 for comparatives) is used as a basis for preparation.

As of December 31, 2020
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$19,110	$475,441	$-	$494,552
Interest rate swaps	8,541	12,415	-	20,956
Total	$27,651	$487,857	$-	$515,507

As of December 31, 2019
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$140,707	$855,593	$-	$996,301
Interest rate swaps	3,523	8,105	-	11,629
Total	$144,230	$863,699	$-	$1,007,929

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

Credit Agricole Credit Facility

On June 22, 2015, we entered into the Credit Agricole Credit Facility with Credit Agricole to refinance the outstanding amount under a credit agreement with Credit Agricole that financed DHT Scandinavia (“Tranche A”) as well as a financing commitment of up to $50 million to fund the acquisition of one VLCC from HHI (“Tranche B”). The Credit Agricole Credit Facility is between and among Credit Agricole, as lender, the Credit Agricole Borrowers, and DHT Holdings, Inc., as guarantor. Samco Gamma Ltd. was permitted to borrow the full amount of Tranche A. In 2016, in advance of the delivery of DHT Tiger from HHI on January 16, 2017, we borrowed $48.7 million under Tranche B. Borrowings bear interest at a rate equal to LIBOR + 2.1875%. Subsequent to a voluntary prepayment of $5.0 million in June 2016 and the prepayment of the outstanding loan on DHT Scandinavia, totaling $12.7 million, in September 2020, Tranche B is repayable in 28 quarterly installments of $0.7 million from March 2017 to December 2023 and a final payment of $29.7 million in December 2023. The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Credit Agricole Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $200 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessel (as determined quarterly by an approved broker). The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on DHT Tiger, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the Borrower’s bank accounts and a first-priority pledge over the shares in the Borrower. The Credit Agricole Credit Facility contains covenants that prohibit the Borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility in the amount of $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a wholly owned special purpose vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S.  The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025, subject to earlier repayment in certain circumstances. Borrowings bear interest at a rate equal to LIBOR + 2.00% and are repayable in 10 semiannual installments of $1.2 million each and a final payment of $24.3 million at final maturity. The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the Danish Ship Finance Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 135% of borrowings. Also, we covenant that, throughout the term of the Danish Ship Finance Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

ABN AMRO Revolving Credit Facility

In November 2016, the Company entered into a secured five-year revolving credit facility with ABN AMRO totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisitions of ships (the “ABN AMRO Revolving Credit Facility”), between and among ABN AMRO Bank N.V. Oslo Branch (“ABN AMRO”) or any of its affiliates, as lender, Samco Delta Ltd. and Samco Eta Ltd., as borrowers (each, a special purpose vessel-owning, wholly owned subsidiary of DHT), and DHT Holdings, Inc., as guarantor. In April 2018, we entered into an agreement with ABN AMRO to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, the Company entered into an agreement with ABN AMRO to amend the repayment terms under the ABN AMRO Revolving Credit Facility by reducing the quarterly repayment installments thereunder from $1.8 million to $1.3 million.  In September 2020, the Company canceled in full the commitments under the ABN AMRO Revolving Credit Facility.

Nordea Credit Facility

In April 2017, we entered into a six-year credit facility in the amount of $300 million with Nordea, DNB, ABN AMRO, Danish Ship Finance, ING, SEB and Swedbank, as lenders, several wholly owned special purpose vessel owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”), for the financing of the cash portion of the acquisition of BW Group's VLCC fleet as well as the remaining installments under the two newbuilding contracts. $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW. The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bear interest at a rate equal to LIBOR + 2.40%.

The Nordea Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

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

Subsequent to the sale of DHT Utah in November 2017 and DHT Utik in January 2018, the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018, the prepayment of DHT Lake and DHT Raven in November 2019, the prepayment of $35 million in March 2019 and the prepayment of $37.0 million in August 2020, the quarterly installments are $4.2 million with a final payment of $82.3 million in the second quarter of 2023.

In September 2018, DHT secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bears the same interest rate equal to LIBOR + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the scrubber financing tranche of the Nordea Credit Facility was reduced to $45.0 million. The scrubber financing tranche is repayable in quarterly installments of $2.25 million with a final payment of $18 million in the second quarter of 2023. Other terms and conditions are unchanged from the existing facility.

In May and November 2020, the Company prepaid $25.8 million and $25.8 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made for all regular installments for 2021 and 2022, respectively.

ABN AMRO Credit Facility

In April 2018, we entered into a $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two special purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to LIBOR + 2.40%. In March 2020 and September 2020, we prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche and subsequent to the payments, the loan is repayable in quarterly installments of $8.3 million through Q2 2024 with a final payment of $186.1 million with the last installment. In June 2020, we prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2021. The credit facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019

In September 2014, in connection with the acquisition of the shares of Samco, the Company issued $150 million aggregate principal amount of convertible senior notes due 2019 in a private placement to institutional accredited investors. The net proceeds of approximately $145.5 million (after placement agent expenses, but before other transaction expenses) were used, along with the net proceeds of the September 2014 registered direct offering of common stock and cash on hand, to fund the acquisition of shares in Samco. The Company paid interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes due 2019 were convertible into common stock of DHT at any time until one business day prior to their maturity. The initial conversion price for the convertible senior notes due 2019 was $8.125 per share of common stock (equivalent to an initial conversion rate of 123.0769 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2019), subject to customary anti-dilution adjustments. In October 2019, holders of $26,434,000 in aggregate principal amount of the Company’s convertible senior notes due 2019 exercised their right to convert their notes into shares at the conversion price of $6.0216 per share. As a result, the Company issued 4,389,858 shares of common stock. The remaining $6,426,000 in aggregate principal amount was repaid in cash.

Convertible Senior Notes due 2021

In August 2018, the Company entered into separate, privately negotiated exchange agreements with certain holders of its outstanding 4.5% convertible senior notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the convertible senior notes due 2019 for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021. The Company also entered into private placement purchase agreements with investors to issue approximately $44.7 million aggregate principal amount of the Company’s new 4.5% convertible senior notes due 2021 for gross proceeds of approximately $41.6 million. We received net proceeds of approximately $38.9 million after the payment of placement agent fees. Upon the completion of such private exchanges and private placement, the aggregate principal amount outstanding of convertible senior notes due 2021 was $125.0 million. The Company paid interest at a fixed rate of 4.50% per annum, payable semiannually in arrears. The convertible senior notes due 2021 were convertible at the option of the holder at any time prior to the business day immediately preceding the maturity date of the convertible senior notes due 2021 as specified in the 2021 Notes Indenture. The initial conversion price for the convertible senior notes due 2021 was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of convertible senior notes due 2021), subject to customary anti-dilution adjustments. In December 2019, $1,000 principal amount of convertible senior notes due 2021 was converted into 167 shares of common stock. As a result, the aggregate principal amount outstanding of convertible senior notes due 2021 was $124,999,000 as of December 31, 2019. In July 2020, the Company sent notice of its intention to redeem all of the Company’s outstanding convertible senior notes due 2021, on the August 21, 2020 redemption date, at a price equal to 100% of the principal amount of securities being redeemed plus accrued and unpaid interest. On August 21, 2020, the Company announced that holders of $124,999,000 aggregate principal amount of the Company’s convertible senior notes due 2021, representing all of the outstanding convertible senior notes due 2021, had exercised their right to convert their securities into shares of the Company’s common stock at a conversion price of $5.3470 per share (representing a conversion rate of approximately 187.0208 shares of common stock per $1,000 principal amount of convertible senior notes due 2021), as a result of which the Company issued 23,377,397 shares of common stock.

Note 10 - Stockholders’ equity and dividend payment

Stockholders’ equity:

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2018	142,700,046
Restricted stock issued	790,571
Conversion of convertible bonds	4,390,025
Retirement of treasury shares	(1,061,241)
Issued at December 31, 2019	146,819,401
Restricted stock issued	601,530
Conversion of convertible bonds	23,377,397
Issued at December 31, 2020	170,798,328
Par value	$0.01	$0.01
Number of shares authorized for issue at December 31, 2020	250,000,000

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Convertible Notes Offering

Please see note 9 for information on the convertible senior notes.

Preferred stock:

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Dividend payment:

Dividend payment as of December 31, 2020:		Per share
Payment date:	Total payment	Common
February 25, 2020	$ 47.0 million	$0.32
May 26, 2020	$ 51.5 million	$0.35
September 2, 2020	$ 82.0 million	$0.48
November 25, 2020	$ 34.2 million	$0.20
Total payment as of December 31, 2020:	$ 214.7 million	$1.35

Dividend payment as of December 31, 2019:		Per share
Payment date:	Total payment	Common
February 26, 2019	$ 7.1 million	$0.05
May 28, 2019	$ 11.4 million	$0.08
August 29, 2019	$ 2.8 million	$0.02
November 14, 2019	$ 7.3 million	$0.05
Total payment as of December 31, 2019:	$ 28.7 million	$0.20

Dividend payment as of December 31, 2018:		Per share
Payment date:	Total payment	Common
February 28, 2018	$ 2.9 million	$0.02
May 30, 2018	$ 2.9 million	$0.02
August 31, 2018	$ 2.9 million	$0.02
November 23, 2018	$ 2.9 million	$0.02
Total payment as of December 31, 2018:	$ 11.5 million	$0.08

On February 25, 2021, DHT paid a dividend of $0.05 per common share to shareholders of record as of February 18, 2021, resulting in a total dividend payment of $8.6 million.

Note 11- General & Administrative Expenses

General and Administrative Expenses:

(Dollars in thousands)	2020	2019	2018
Total Compensation to Employees and Directors	$14,163	$10,331	$11,289
Office and Administrative Expenses	2,413	2,633	2,449
Audit, Legal and Consultancy	1,313	1,826	1,314
Total General and Administrative Expenses	$17,890	$14,789	$15,052

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

The 2019 Plan may allow for different criteria for new grants.

Stock Compensation Series

	Number of shares/ options	Vesting Period	Fair value at grant date
(1) Granted October 2005, stock options	965	10 years	$144.00
(2) Granted March 2012, restricted shares	14,515	3 years	13.80
(3) Granted June 2013, restricted shares	155,000	4 years	4.15
(4) Granted June 2013, stock options	155,000	5 years	1.31
(5) Granted June 2013, stock options	155,000	5 years	0.97
(6) Granted February 2014, restricted shares	29,333	3 years	6.92
(7) Granted February 2014, restricted shares	29,333	3 years	6.33
(8) Granted February 2014, restricted shares	29,333	3 years	5.63
(9) Granted February 2014, restricted shares	88,000	3 years	7.61
(10) Granted June 2014, restricted shares	95,666	3 years	6.41
(11) Granted June 2014, restricted shares	95,666	3 years	5.74
(12) Granted June 2014, restricted shares	95,666	3 years	5.13
(13) Granted June 2014, restricted shares	287,000	3 years	7.15
(14) Granted January 2015, restricted shares	850,000	3 years	8.81
(15) Granted January 2016, restricted shares	824,000	2 years	6.65
(16) Granted January 2017, restricted shares	900,000	2 years	4.61
(17) Granted January 2018, restricted shares	355,000	1 year	3.92
(18) Granted January 2018, restricted shares	212,000	3 years	2.30
(19) Granted January 2019, restricted shares	360,000	3 years	4.25
(20) Granted January 2019, restricted shares	200,000	3 years	3.04
(21) Granted March 2019, restricted shares	210,000	1 year	4.60
(22) Granted January 2020, restricted shares	460,000	3 years	8.22
(23) Granted January 2020, restricted shares	150,000	1 year	8.22
(24) Granted January 2020, restricted shares	200,000	1 year	3.5637

The following reconciles the number of outstanding restricted common stock and share options:

	Restricted common stock	Share options	Weighted average exercise price **

Outstanding at December 31, 2017	1,086,331	310,000	$9.64
Granted	567,000
Exercised*	1,085,331
Forfeited	22,500	310,000	9.64
Outstanding at December 31, 2018	545,500	-	$-

Outstanding at December 31, 2018	545,500	-	$-
Granted	770,000
Exercised*	755,500
Forfeited	-
Outstanding at December 31, 2019	560,000	-	$-

Outstanding at December 31, 2019	560,000	-	$-
Granted	810,000
Exercised*	550,002
Forfeited	-
Outstanding at December 31, 2020	819,998	-	$-

*Does not include shares in lieu of dividends
**To be adjusted for dividends declared and paid subsequent to the respective grant dates.

Stock Compensation Expense

(Dollars in thousands)	2020	2019	2018
Expense recognized from stock compensation	$4,792	$2,532	$2,458

The fair value on the vesting date for shares that vested in 2020 was $4.25 for 125,649 shares, $3.56 for 207,786 shares, $4.60 for 235,650 shares and $8.22 for 32,445 shares. The fair value on the vesting date for shares that vested in 2019 was $4.61 for 281,094 shares, $3.92 for 80,101 shares, $2.30 for 212,823 shares, $3.04 for 206,118 shares and $4.60 for 10,435 shares. The fair value on the vesting date for shares that vested in 2018 was $3.38 for 891,136 shares, $3.50 for 264,000 shares and $4.30 for 20,000 shares. All share-based compensation is equity-settled and no payments were made for the vested shares. The average contractual life for the outstanding stock compensation series was 0.75 years as of December 31, 2020.

Valuation of Stock Compensation

For the year 2019, a total of 660,000 shares of restricted stock was awarded to management in January 2020, of which 253,334 vested in January 2021, 53,333 shares will vest in January 2022 and 153,333 shares will vest in January 2023, subject to continued employment or office, as applicable. The calculated fair value at grant date was equal to the share price at grant date. The remaining 200,000 shares vested subject to certain market conditions in May 2020 and the calculated fair value was $3.5637 per share. For the year 2018, a total of 560,000 shares of restricted stock was awarded to management in January 2019, of which 120,000 shares vested in January 2020, 120,000 shares vested in January 2021 and 120,000 shares will vest in January 2022, subject to continued employment or office, as applicable. The calculated fair value at grant date was equal to the share price at grant date. The remaining 200,000 shares vested subject to certain market conditions in May 2019 and the calculated fair value was $3.04 per share.

For the year 2019, a total of 150,000 shares were awarded to the board of directors in January 2020. The calculated fair value at grant date was equal to the share price at grant date and 30,000 shares vested in June 2020. The remaining 120,000 shares will vest in June 2021. For the year 2018, a total of 210,000 shares of restricted stock were awarded to the board of directors in March 2019. The calculated fair value at grant date was equal to the share price at grant date and the shares vested in June 2020. If a member of the board of directors ceases service on the board of directors prior to the applicable vesting date for any reason, his or her restricted stock will immediately vest in full. The grants of restricted stock to management and the board of directors described above were generally granted in the beginning of the year following the year to which they relate.

Compensation of Directors and Executives

Remuneration of Directors and Executives as a group:

(Dollars in thousands)	2020	2019	2018
Cash compensation	$3,897	$3,518	$3,989
Pension cost	33	36	202
Share compensation*	4,364	2,003	2,250
Total remuneration	$8,293	$5,556	$6,441

* Share compensation reflects the expense recognized.

Shares held by Directors and Executives:

	2020	2019	2018
Directors and Executives as a group*	2,303,011	3,615,221	3,155,503

*Includes 619,998 (2019: 440,000, 2018: 465,000) shares of restricted stock subject to vesting conditions.

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

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood. As of December 31, 2020, Goodwood is the technical manager for 24 of the Company’s vessels. In 2020, total technical management fees paid to Goodwood were $3,310 thousand. In 2019, total technical management fees paid to Goodwood were $3,300 thousand. In 2018, total technical management fees paid to Goodwood were $3,305 thousand.

Further, DHT has issued certain guarantees for certain of its subsidiaries. This mainly relates to the Company’s credit facilities, which are all guaranteed by DHT Holdings.

Note 13 - Pensions

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

Calculation of this year’s pension costs:

(Dollars in thousands)	2020	2019	2018
Current service cost	293	406	403
Financial costs	9	14	10
Pension costs for the year	302	420	413

The amounts recognised in the statement of financial position at the reporting date are as follows:

	2020	2019	2018
Present value of the defined benefit obligation	1,793	2,494	1,971
Fair value of plan assets	1,362	1,788	1,614
Net pension obligation	431	707	357
Remeasurement loss/(gain)	181	(287)	182
Net balance sheet recorded pension liability December 31	612	420	539

Change in gross pension obligation:
Gross obligation January 1	1,439	2,090	1,708
Current service cost	289	401	398
Interest charge on pension liabilities	31	54	42
Past service cost - curtailment/plan amendment	-	-	-
Settlement (gain)	-	-	-
Social security expenses	(37)	(31)	(57)
Remeasurements loss/(gain)	73	(1,055)	119
Exchange rate differences	71	(21)	(119)
Gross pension obligation December 31	1,866	1,439	2,090

Change in gross pension assets:
Fair value plan asset January 1	1,019	1,551	1,282
Interest income	18	36	27
Settlement	-	-	-
Employer contribution	266	216	404
Remeasurements (loss)/gain	(108)	(768)	(63)
Exchange rate differences	58	(16)	(99)
Fair value plan assets December 31	1,254	1,019	1,551

The Company expects to contribute $234 thousand to its defined benefit pension plan in 2021.

Assumptions	2020	2019	2018
Discount rate	1.70%	2.30%	2.60%
Yield on pension assets	1.70%	2.30%	2.60%
Wage growth	2.25%	2.25%	2.75%
G regulation*	2.00%	2.00%	2.50%
Pension adjustment	0.00%	0.50%	0.80%
Average remaining service period	19	19	18

*Increase of social security base amount (“G”) as per Norwegian regulations.

Note 14 - Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated, and there are no U.S. legal entities. The Monegasque company, DHT Management S.A.M., is subject to income taxation in Monaco, the Norwegian management company, DHT Management AS, is subject to income taxation in Norway and the subsidiaries in Singapore, DHT Ship Management (Singapore) Pte. Ltd., DHT Chartering (Singapore) Pte. Ltd. and DHT Management Pte. Ltd., are subject to income taxation in Singapore. The tax effects for the companies are disclosed below.

Specification of income tax:

(Dollars in thousands)	2020	2019	2018
Income tax payable	$587	$111	$74
Tax expenses related to previous year	309	32	1
Change in deferred tax	5	(12)	8
Total income tax expense	$900	$131	$83

Specification of temporary differences and deferred tax:

(Dollars in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Property, plant and equipment	$2	$(13)	$(164)
Pensions	(612)	(420)	(539)
Total basis for deferred tax	(610)	(432)	(703)
Deferred tax liability(asset), net (1)(2)	$(140)	$(102)	$(155)
Deferred tax (asset), gross (3)	(161)	(126)	(155)
Deferred tax liability, gross (3)	21	24	-

(1)	Due to materiality, recognized in prepaid expenses and not on a separate line in the statements of financial position.
(2)	The general income tax rate is reduced from 23% to 22%, effective from fiscal year 2019, and reduced from 24% to 23%, effective from fiscal year 2018.
(3)	Deferred tax liability is related to the subsidiary in Singapore and cannot be offset with the deferred tax asset related to the subsidiary in Norway.

Reconciliation of effective tax rate:

(Dollars in thousands)	2020	2019	2018
Profit/(loss) before income tax	$267,181	$73,812	$(46,845)
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	900	131	83
Total income tax expense	$900	$131	$83

Note 15 - Investment in associate company

(Dollars in thousands)	2020	2019
Investment in associate company	$5,233	$4,772

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2020	2019
Goodwood Ship Management Pte. Ltd.	Ship management	Singapore	50%	50%

The following summarizes the share of profit of the associate that is accounted for using the equity method:

(Dollars in thousands)
Company’s share of	2020	2019
- Profit after taxation	$1,193	$852
- Other comprehensive income for the year, net of tax	$104	$44
- Total comprehensive income for the year	$1,297	$896

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2020, 2019 and 2018. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel-owning subsidiaries.

FINANCIAL POSITION

(Dollars in thousands)

ASSETS	December 31,	December 31,
Current assets	2020	2019
Cash and cash equivalents	$5,310	$22,492
Accounts receivable and prepaid expenses	1,679	874
Amounts due from related parties	84,725	62,822
Total current assets	$91,713	$86,188

Investments in subsidiaries	$434,172	$468,817
Loan to subsidiaries	324,420	526,574
Investment in associate company	201	201
Total non-current assets	$758,793	$995,593

Total assets	$850,506	$1,081,780

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$170	$2,416
Total current liabilities	$170	$2,416

Non-current liabilities
Long-term debt	$-	$116,568
Total non-current liabilities	$-	$116,568

Total liabilities	$170	$118,984

Stockholders' equity
Stock	$1,708	$1,468
Paid-in additional capital	1,245,449	1,121,047
Accumulated deficit	(396,820)	(159,719)
Total stockholders' equity	$850,336	$962,796

Total liabilities and stockholders' equity	$850,506	$1,081,780

INCOME STATEMENT

(Dollars in thousands)	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018
Impairment charge	$(35,278)	$455	$(93,452)
Dividend income	17,081	25,519	9,909
General and administrative expense	(19,148)	(14,782)	(13,735)
Operating income/(loss)	$(37,345)	$11,192	$(97,279)

Interest income	$21,434	$27,943	$24,893
Interest expense	(6,766)	(12,177)	(10,341)
Other financial income/(expenses)	245	17	(3,416)
Profit/(loss) for the year	$(22,433)	$26,975	$(86,143)

Statement of Comprehensive Income

(Dollars in thousands)	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018
Profit/(loss) for the year	$(22,433)	$26,975	$(86,143)
Total comprehensive income/(loss) for the period	$(22,433)	$26,975	$(86,143)
Attributable to the owners	$(22,433)	$26,975	$(86,143)

In the condensed financial statements of the parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

(Dollars in thousands)	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018

Cash Flows from Operating Activities:
Profit/(loss) for the year	$(22,433)	$26,975	$(86,143)
Items included in net income not affecting cash flows:
Amortization	3,250	5,459	4,733
Impairment charge	35,278	(455)	93,452
Compensation related to options and restricted stock	4,204	693	663
(Gain)/loss purchase convertible bond	-	-	3,589
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(805)	(500)	(125)
Accounts payable and accrued expenses	(2,246)	(1,317)	2,279
Amounts due to related parties	(43,313)	(63,280)	(72,365)
Net cash used in operating activities	$(26,063)	$(32,425)	$(53,917)

Cash flows from Investing Activities
Loan to subsidiaries	$223,550	$75,500	$58,990
Investment in vessels under construction	-	-	(21,263)
Net cash provided by investing activities	$223,550	$75,500	$37,727

Cash flows from Financing Activities
Cash dividends paid	$(214,669)	$(28,685)	$(11,487)
Purchase of treasury shares	-	(3,248)	(5,026)
Issuance of convertible bonds	-	(7)	38,945
Repayment of convertible bonds	-	(6,426)	-
Net cash (used in)/provided by financing activities	$(214,669)	$(38,366)	$22,432

Net (decrease)increase in cash and cash equivalents	$(17,182)	$4,709	$6,242
Cash and cash equivalents at beginning of period	22,492	17,783	11,540
Cash and cash equivalents at end of period	$5,310	$22,492	$17,783

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

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(Loss) Reconciliation

(Dollars in thousands)	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2018

Profit/(loss) of the parent company only under cost method of accounting	$(22,433)	$26,975	$(86,143)
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	288,653	46,969	39,014
Profit/(loss) of the parent company only under equity method of accounting	$266,221	$73,944	$(47,128)

Equity Reconciliation

(Dollars in thousands)	December 31, 2020	December 31, 2019

Equity of the parent company only under cost method of accounting	$850,336	$962,796
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	358,384	69,731
Equity of the parent company only under equity method of accounting	$1,208,720	$1,032,527

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2020, the parent company recorded dividend income from its subsidiaries of $15,000 thousand. During the year ended December 31, 2019, the parent company recorded dividend income from its subsidiaries of $25,007 thousand. During the year ended December 31, 2018, the parent company recorded dividend income from its subsidiaries of $9,500 thousand.

During the year ended December 31, 2020, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 17 - Events after the reporting date

In January 2021, for the year 2020, a total of 699,000 shares of restricted stock were awarded to management pursuant to the 2019 Plan, of which 153,066 shares will vest in January 2022, 153,067 shares will vest in January 2023, 119,900 shares will vest prior to December 2023 and 153,067 shares will vest in January 2024. The remaining 119,900 shares will vest subject to certain market conditions prior to December 2023. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 579,100 shares and $3.22 per share for 119,900 shares. In January 2021, a total of 175,000 shares of restricted stock were awarded to the board of directors pursuant to the 2019 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2022.

On January 21, 2021, the Company announced that it has entered into agreement to acquire two VLCCs built 2016 at DSME (Daewoo) for a total of $136 million. The first vessel was delivered on February 18, 2021 and the second vessel is scheduled to deliver during the first half of 2021. The Company will finance the acquisition with available liquidity and projected mortgage debt hence it is expected to be accretive to DHT’s earnings per share. The vessels were built to high specifications by their current owner and are fuel efficient, scrubber fitted Eco-designs that will further improve the DHT fleet’s efficiencies, amongst others its Annual Efficiency Ratio (AER) and Energy Efficiency Operational Index (EEOI) metrics. The Company has drawn $15 million to fund the deposit for the two VLCCs and further $50 million in connection with the delivery of the first vessel, both of which have been drawn under the revolving credit facility tranche of the Nordea Credit Facility.

On February 8, 2021, DHT announced that it would pay a dividend of $0.05 per common share on February 25, 2021, to shareholders of record as of February 18, 2021. This resulted in a total dividend payment of $8.6 million.

The financial statements were approved by the board of directors on March 17, 2021, and authorized for issue.