Form 20-F
period 2021-12-31
DHT Holdings, Inc.
filed 2022-03-25
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

166,126,770 shares of common stock, par value $0.01 per share.

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐
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

bareboat charter
A charter under which a charterer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The charterer pays all voyage and vessel operating expenses, including crewing and vessel insurance. Bareboat charters are usually long term. Also referred to as a “demise charter.”

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

dwt	Deadweight tons, which refers to the total carrying capacity of a vessel by weight.

hull	Shell or body of a ship.

IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

IMO 2020
On January 1, 2020, a new limit on the Sulphur content in the fuel oil used on board ships came into force, with the objective to improve air quality, preserve the environment and protect human health.

In connection with IMO 2020, refiners began to produce fuels with very low Sulphur content to the industry, however with varying processes and specifications.

Before the entry into force of the new limit, most ships were using heavy fuel oil. Now, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the new limit or continue to use heavy fuel oil in combination with an exhaust gas cleaning system.

Known as “IMO 2020”, the rule limits the Sulphur in the fuel oil used on board ships operating outside designated emission control areas to 0.50% m/m (mass by mass) — a significant reduction from the previous limit of 3.5%. Within specific designated emission control areas the limits were already stricter (0.10%).

newbuilding	A new vessel under construction or just completed.

off-hire	The period a vessel is unable to perform services and generate revenue. Off-hire periods typically include days spent undergoing repairs and drydocking, whether planned or not.

OPA	U.S. Oil Pollution Act of 1990, as amended.

OPEC	Organization of Petroleum Exporting Countries, an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.

petroleum products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.

protection and indemnity insurance
Commonly known as “P&I insurance,” the insurance obtained through mutual associations, or “clubs,” formed by shipowners to provide liability insurance protection against a financial loss by one member through contribution towards that loss by all members. To a great extent, the risks are reinsured.

scrapping	The disposal of vessels by demolition for scrap metal.

special survey	An extensive inspection of a vessel by classification society surveyors that must be completed at least once during each five-year period. Special surveys require a vessel to be drydocked.

spot market	The market for immediate chartering of a vessel, usually for single voyages.

tanker
A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of several segregated tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquefied gas.

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

vessel operating expenses
The costs of operating a vessel incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “could,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;

•	the availability of insurance on commercially reasonable terms;

•	our ability to comply with operating and financial covenants and to repay our debt under the secured credit facilities;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	fluctuations in currencies and interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•
the severity and duration of the COVID-19 pandemic (and variants that may emerge), including governments’ related responses to the outbreak which could cause business disruptions and continued declines in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

•
the availability of existing vessels to acquire or newbuilds to purchase, or the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	competitive pressures within the tanker industry;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	the risk of incidents related to vessel operation, including discharge of pollutants;

•	unanticipated changes in laws and regulations, including those in response to the increased focus on sustainability and other environmental, social and governance matters in recent years;

•	delays and cost overruns in construction projects;

•	any malfunction or disruption of information technology (“IT”) systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	potential liability from future litigation;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

•	our business strategy and other plans and objectives for future operations;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	RESERVED

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF THE PROCEEDS

Not applicable.

D.	RISK FACTORS

If the events discussed in these Risk Factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In such a case, the market price of our common stock could decline.
Summary of Risk Factors
Risks Relating to our Company

•	Our financial and operating performance has been and may continue to be adversely affected by the COVID-19 pandemic.
•
A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on credit availability, world oil demand and demand for our vessels, which could adversely affect our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

•
We may enter into newbuilding agreements that subject us to certain risks, and the failure of our counterparties to meet their obligations thereunder could cause us to suffer losses or otherwise adversely affect our business.

•	Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.
•
If we fail to comply with certain covenants, including as a result of declining vessel values, or are unable to meet our debt obligations under the secured credit facilities, our lenders could declare their debt to be immediately due and payable and foreclose on our vessels.

•	We are dependent on performance by our charterers.
•	We may have difficulty managing growth.
•	We may elect to reduce our fleet.
•	We may not be able to re-charter or employ our vessels profitably.

Risks Relating to our Industry

•	Vessel values and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations.
•	The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates from time to time, which may adversely affect our earnings.
•	An oversupply of new vessels may adversely affect charter rates and vessel values.
•	Political decisions may affect our vessels’ trading patterns and could adversely affect our business and operation results.
•	Compliance with environmental laws or regulations, as well as increasing focus on sustainability and other environmental, social and governance matters, may adversely affect our business.

Risks Relating to our Capital Stock

•	The market price of our common stock may be unpredictable and volatile.
•	Future sales of our common stock could cause the market price of our common stock to decline.
•	The anti-takeover provisions in our amended and restated bylaws may discourage a change of control.

RISKS RELATING TO OUR COMPANY
Our financial and operating performance has been and may continue to be adversely affected by the COVID-19 pandemic.
Our business may be adversely affected by the continued outbreak of the COVID-19 virus (and variants that may emerge), which has introduced uncertainty into global economic activity and, as such, our operational and financial activities. Failure to control the spread of the virus could continue to significantly impact economic activity which could adversely affect our business, financial condition, and results of operations. As the situation is continuously evolving with further waves of infections and new variants of the virus being discovered across many countries worldwide, it is difficult to predict the severity and long-term impact of the pandemic on the industry and the Company at this time. Initially, the pandemic negatively impacted global economic activity and demand for energy. As a result of decreased demand for oil and refined products, oil inventories accumulated resulting in reduced demand for oil transportation.
The ongoing spread of the COVID-19 virus and the emergence of new variants may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. Immigration and quarantine challenges stemming from the COVID-19 outbreak could result in scheduled repairs exceeding the expected time, causing our vessels to remain off-hire for longer periods than planned. Our ability to change crews at regular intervals may continue to be impacted, as crews may be required to stay onboard longer than planned. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 - related disruptions may lead to the termination of charters leaving our vessels without employment. If this were to occur, we may be unable to secure new charters for our vessels at rates sufficient to meet our financial obligations, and this could adversely affect our future financial and operating performance.
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
We may not pay dividends in the future.
The timing and amount of future dividends for our common stock or preferred stock, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements; the loss of a vessel; the acquisition of one or more vessels; required capital expenditures; reserves established by our board of directors; increased or unanticipated expenses; including insurance premiums; a change in our dividend policy; increased borrowings; increased interest payments to service our borrowings; prepayments under credit agreements in order to stay in compliance with covenants in the secured credit facilities; repurchases of our securities that may be outstanding from time to time, future issuances of securities or the other risks described in this section of this report, many of which may be beyond our control. In addition, the tanker industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Furthermore, any new shares of common stock issued will increase the cash required to pay future dividends. Any common or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or other equity incentives, would have a similar effect, and may reduce our ability to pay future dividends.
In addition, our dividends are subject to change at any time at the discretion of our board of directors and our board of directors may elect to change our dividends by establishing a reserve for, among other things, the repayment of the secured credit facilities, repurchases of our securities that may be outstanding from time to time or to help fund the acquisition of a vessel. Our board of directors may also decide to establish a reserve to repay indebtedness if, as the maturity dates of our indebtedness approach, we are no longer able to generate cash flows from our operating activities in amounts sufficient to meet our debt obligations and it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate. If our board of directors were to establish such a reserve, the amount of cash available for dividend payments would decrease. In addition, our ability to pay dividends is limited by the Republic of the Marshall Islands (the “Marshall Islands”) law. Marshall Islands law generally prohibits the payment of dividends other than from surplus, or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or if a company would be rendered insolvent by the payment of such dividends. We may not have sufficient surplus or net profits in the future to pay dividends, and we can give no assurance that dividends will be paid in the future or the amounts of dividends which may be paid.
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
We are exposed to market risk from changes in interest rates because borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR benchmark settings currently published by ICE Benchmark Administration immediately after June 30, 2023 for US-dollar LIBOR settings. In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected and the Federal Reserve Bank of New York started in May 2018 to publish the Secured Overnight Finance Rate (“SOFR”), as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict how markets will respond to SOFR or other alternative reference rates. The manner and impact of this transition could materially adversely affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. While we occasionally use interest rate swaps to partly reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. We will need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps before the cessation of LIBOR in June 2023, and the use of an alternative rate or benchmark, may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted. For additional information, see “Item 5. Operating and Financial Review and Prospects—Market Risks and Financial Risk Management” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We are dependent on performance by our charterers.
As of December 31, 2021, seven of our 26 vessels currently in operation are on time charters. We are dependent on the performance by the charterers of their obligations under the charters. The ability and willingness of our charterers to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the charterer and various expenses. Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.
A limited number of customers comprise the majority of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and ability to allocate capital to maintain our fleet.
Five customers represent the majority of our revenue. The five customers together represented 58%, 41% and 53% of our revenue in 2019, 2020 and 2021, respectively. The number of companies which comprise our client base may shrink, which could render us dependent on establishing relationships with new customers to generate a substantial portion of our revenues. The cessation of business with these companies or their failure to fulfill their obligations under the charters for our vessels could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. Industry consolidations and alliances involving our customers could further increase the concentration of our business.
The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels.
The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels due to changing trading patterns or other factors not controlled by us. If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends. As of December 31, 2021, we had three vessels on index-based charters for which the profit sharing element is calculated based on the indexes.
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

We may elect to reduce the size of our fleet.
We may elect to divest the least energy efficient vessels in our fleet in anticipation of the transition to more energy efficient vessels and technologies in order to prepare the Company for future yet unidentified investments. If we reduce the size of our fleet and subsequent future investments are delayed or are more costly than anticipated, our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders, could be materially adversely affected.
We may not be able to re-charter or employ our vessels profitably.
As of December 31, 2021, seven of our vessels are currently on charters with five different charterers. At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be reduced or eliminated.
Under the ship management agreements for our vessels, our operating costs could materially increase.
The technical management of our vessels is handled by Goodwood Ship Management Pte. Ltd. (of which DHT owns 50%) and V.Ships France SAS (which manages our French Flag vessel). Under our ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee. The amounts that we have available, if any, to pay distributions to our stockholders could be impacted by changes in the cost of operating our vessels.
When a tanker changes ownership or technical management, it may lose customer approvals.
Most users of seaborne oil transportation services will require vetting of a vessel before it is approved to service their account. This represents a risk to our company as it may be difficult to efficiently employ the vessel until such vetting approvals are in place. Most users of seaborne oil transportation services conduct inspection and assessment of vessels on request from owners and technical managers. Such inspections must be carried out regularly for a vessel to have valid approvals from such users of seaborne oil transportation services. Whenever a vessel changes ownership or its technical manager, it loses its approval status and must be re-inspected and re-assessed by such users of seaborne oil transportation services. Increasingly longer voyages in the VLCC trade, as well as the prevailing COVID-19 related restrictions to physically inspect vessels, could make timely vetting inspections challenging and thus could result in vessels not obtaining vetting approvals in time to secure their next employment at market rates.
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
The European Union Code of Conduct Group has assessed the tax policies of a range of countries, including the Marshall Islands, where we and 19 of our vessel-owning subsidiaries are incorporated, the Cayman Islands, where seven of our vessel-owning subsidiaries are incorporated; and Bermuda (together with the Marshall Islands and the Cayman Islands, collectively, “Economic Substance Jurisdictions”), where our principal executive offices are located.

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
The Economic Substance Laws generally require companies that are registered in the applicable Economic Substance Jurisdiction and carrying on one or more “relevant activities” to maintain a substantial economic presence in such Economic Substance Jurisdiction. The list of “relevant activities” includes, among other business activities, shipping business, headquarters business and holding company business. The Company intends to comply with relevant Economic Substance Laws. While we believe we have the appropriate economic substance in the relative jurisdictions, it is difficult to predict the outcome of any review by the authorities as to whether we have correctly interpreted the requirements. Failure to comply with relevant Economic Substance Laws in each Economic Substance Jurisdiction may subject us to certain monetary penalties and, solely with respect to the Marshall Islands ESR, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity. Accordingly, any implementation of, or changes to, any of the Economic Substance Laws that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.
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
Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. War, terrorism and geopolitical conflicts, such as the recent conflict between Russia and Ukraine, could be accompanied by cyberattacks against instruments of the government and/or cyberattacks on surrounding countries. It is possible that such attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could hinder our ability to conduct our business effectively and adversely impact our revenues. It is difficult to assess the likelihood of such threat and any potential impact at this time.
RISKS RELATING TO OUR INDUSTRY
Vessel values and charter rates are volatile. Significant decreases in values or rates could adversely affect our financial condition and results of operations.
The tanker industry historically has been highly cyclical. If the tanker industry is depressed at a time when we may charter or sell a vessel, our earnings and available cash flow may decrease. Our ability to charter our vessels and the charter rates payable under any new charters will depend upon, among other things, the conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.
Additionally, as of the date of this report, 20 of our vessels operate in the spot market, which exposes us to the fluctuations in spot market rates. The spot market is highly competitive, and rates within this market are subject to volatile fluctuations. We may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably.

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
If the carrying capacity of new ships delivered exceeds the capacity of tankers being removed from the fleet, total transportation capacity will increase. As of March 17, 2022, the newbuilding orderbook for VLCC vessels equaled approximately 7.4% of the existing fleet measured in dwt. We cannot assure you that the orderbook will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

Terrorist attacks, international hostilities, and the emergence or continuation of a global public health threat, such as the COVID-19 pandemic crisis, can affect the demand for oil transportation, which could adversely affect our business.

Terrorist attacks, the outbreak of war, the existence of international hostilities, or the emergence or continuation of a global public health threat or pandemic crisis, such as the COVID-19 outbreak (and variants that may emerge), could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to employ our vessels. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by trade wars and changing economic, political and government conditions in or between the countries and regions in which our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by political instability, terrorist or other attacks, war or international hostilities.
The recent escalation of conflicts between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.
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

In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities. On November 24, 2013, the P5+1 (the U.S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”). Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015. On July 14, 2015, the P5+1 and EU entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran. Under the JCPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, certain sanctions would be lifted on the Iranian petrochemicals, precious metals, and automotive industries. The parties affirmed that the JPOA’s temporary relief measures would remain in effect until the date that Iran implemented certain nuclear-related commitments described in the JCPOA (“Implementation Day”). On October 18, 2015, the JCPOA came into effect and participants began taking steps necessary to implement their JCPOA commitments. On January 16, 2016, the International Atomic Energy Agency verified that Iran implemented key nuclear-related commitments described in the JCPOA, and, in accordance with the JCPOA, that day was deemed Implementation Day, and the JPOA ceased to be in effect. As a result, the following sanctions were lifted on Implementation Day: (1) U.S. nuclear-related sanctions described in sections 17.1 to 17.2 of Annex V of the JCPOA, (2) EU nuclear-related sanctions described in section 16 of Annex V of the JCPOA and (3) the UN Security Council Resolutions 1696, 1737, 1747, 1803, 1835, 1929 and 2224. On May 8, 2018, the United States announced its withdrawal from the JCPOA. U.S. nuclear-related sanctions that had been lifted on Implementation Day were reinstated in two phases and became effective on August 7, 2018 and November 5, 2018, respectively. In 2019, the United States imposed sanctions on Iran’s iron, steel, aluminum and copper sectors, and on Iran’s Supreme Leader and other senior Iranian government officials. In 2020, additional sanctions were imposed on Iran’s construction, mining, manufacturing and textiles sectors, as well as transfers to and from Iran of conventional arms or military equipment. Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. and EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014.
During 2021, 2020 and 2019, no vessels in our fleet made any calls to ports in Iran. During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing approximately 0.27% of our 741 calls on worldwide ports during the same period. During 2017, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of four calls to ports in Iran, representing approximately 0.56% of our 707 calls on worldwide ports during the same period. During 2016, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of three calls to ports in Iran, representing approximately 0.48% of our 629 calls on worldwide ports during the same period. Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012. The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels. Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran. To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2021.

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
Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks. The political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz or a closure of the Suez Canal. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The recent hostilities between Russia and Ukraine, in addition to the sanctions announced in February and March of this year by the United States and several European countries against Russia and any forthcoming sanctions may also adversely impact our business, given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. Geopolitical risks are outside of our control and could potentially limit or disrupt our access to markets and operations and may have an adverse effect on our business.
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

The structural issues facing the EU following the European Debt Crisis and the United Kingdom’s June 2016 referendum to withdraw from the EU (commonly referred to as “Brexit”) remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. Additionally, it is possible that the recent political events in Europe may lead to the complete dissolution of the EMU or EU. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.
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

Compliance with environmental laws or regulations, as well as increasing focus on sustainability and other environmental, social and governance matters, may adversely affect our business.

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
Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission and other emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for implementation of new technologies. From November 1, 2022, carbon intensity measures will come into force that require ships to calculate their Energy Efficiency Index (“EEXI”). The EEXI could include technical means, such as power limitations or installations of technical features, to improve the energy efficiency of ships and establish their annual Carbon Intensity Indicator (“CII”) and their CII rating. The CII rating will be made in a scale between A and E, with E as the lowest score. If our ships rate D for three consecutive years or E for a single year, they must develop a plan of corrective actions to achieve the required annual operational CII. Such actions could include capital expenditures and investments for our ships to stay in compliance. In addition, although emissions of greenhouse gases from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with pending or future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to invest in new equipment to be installed onboard, acquire allowances or pay taxes related to our greenhouse gas emissions, as well as impact revenue generation and strategic growth opportunities.

Even in the absence of climate control legislation and regulations, our business and operations may be materially affected as a result of weather events and climate change. Moreover, companies across all industries, including shipping and transportation, are facing increasing scrutiny relating to sustainability and other environmental, social and governance policies, practices and performance. For example, long-term concerns over climate change have resulted in an increased focus on the environmental footprint of the energy and transportation sectors from regulators, shareholders, customers, environmental groups and other stakeholders and could lead to a decrease in oil and gas demand or create a more negative perception of the oil and gas industry, which could impact our ability to attract investors, access financing and capital markets and attract and retain talent. This increasing scrutiny also could require us to implement additional relevant practices or standards or otherwise incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.
The shipping industry has inherent operational risks, which could impair the ability of charterers to make payments to us.
Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters or casualties, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Further, our business operations could be negatively impacted by the COVID-19 pandemic (and variants that may emerge), which could interrupt our business operations and ability to execute our services. Any of these events could impair the ability of charterers of our vessels to make payments to us under our charters.
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
We have shares of common stock that are available for resale. We do not know when or in what amount these shareholders, or their respective transferees, donees, pledgees, or other successors in interest may offer their shares of common stock for sale, if any. These shares may create an excess supply of our stock if any significant resale were to occur.
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

In addition, the Marshall Islands has neither a bankruptcy nor an insolvency act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.
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
RISKS RELATING TO TAXATION
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
We believe it is more likely than not that the gross income derived from our transportation services or deemed to derive from our time chartering activities is properly treated as services income, rather than rental income. Assuming this is correct, our income from our time chartering activities would not constitute “passive income,” and the assets we own and operate in connection with the production of that income would not constitute passive income. Consequently, based on our actual and projected income, assets and activities, we believe that it is more likely than not that we are not currently a PFIC and will not become a PFIC in the foreseeable future.

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
Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code. Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2021 and we will take this position for U.S. federal income tax return reporting purposes.
However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2022 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.
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
If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax. We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway. The management functions below the board level are currently split between Monaco, Norway and Singapore. Our Monaco office holds senior management, our Norwegian office retains functions within finance, accounting, investor relations, chartering and operations, whereas our Singapore office holds chartering, operations, newbuilding supervision and technical management. Material decisions regarding our business or affairs are made, and our board of directors meetings are held at our principal place of business (including telephonically, in the case of some board meetings). However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax. If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected. In addition, if we are unsuccessful in our defense against such a contention, dividends paid to our stockholders could be subject to Norwegian withholding taxes.

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
Our principal capital expenditures during the last three fiscal years and through the date of this report comprise the acquisition of two VLCCs and capital expenditures related to 14 exhaust gas cleaning systems and 12 ballast water treatment systems for a total of $211 million. Our principal divestitures during the same period comprise the sale of three VLCC tankers for a total of $87 million.
In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda. Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 295-1422. We own each of the vessels in our fleet through wholly owned subsidiaries incorporated under the laws of the Marshall Islands or the Cayman Islands. Additionally, we wholly own a subsidiary incorporated under the laws of the Republic of Singapore that does not own any vessels. We operate our vessels through our wholly owned management companies in Monaco, Norway and Singapore.
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at www.dhtankers.com. The information on our website is not a part of this report.
B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers. As of March 17, 2022, our fleet consisted of 26 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons. As of the date of this report, six of our 26 vessels are on time charters and 20 vessels are operating in the spot market. Some of our time charter contracts have fixed base rates with a profit sharing mechanism in the event that rates exceed the fixed base rates. The fleet operates globally on international routes. The 26 VLCCs have a combined carrying capacity of 8,043,657 dwt and an average age of approximately 9.2 years as of the date of this report.
RECENT DEVELOPMENTS

Acquisition of two VLCCs
In January 2021, the Company announced the acquisition of two VLCCs built in 2016 at DSME (Daewoo) for a total of $136 million. DHT Harrier was delivered February 18, 2021, and DHT Osprey was delivered April 12, 2021. Both vessels are designed with competitive fuel economics and are fitted with ballast water treatment systems and exhaust gas cleaning systems.
Sale of three VLCCs
In the second quarter of 2021, the Company entered into three separate agreements to sell its three 2004 built VLCCs, DHT Raven, DHT Lake and DHT Condor, for an aggregate of $88.75 million. DHT Raven was delivered April 28, 2021, DHT Lake was delivered May 11, 2021, and DHT Condor was delivered July 8, 2021.
ABN AMRO Credit Facility
In March 2021, the Company drew down $60 million under the ABN AMRO Credit Facility (as defined in Item 5) in connection with the delivery of DHT Osprey. In June 2021, the Company repaid the $60 million under the ABN AMRO Credit Facility, repaid $6.1 million related to the sale of DHT Condor and additionally prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2022.
Nordea Credit Facility
In May 2021, the Company entered into a secured credit agreement with seven banks for a new $316.2 million credit facility with Nordea Bank Abp, filial i Norge (“Nordea”), as agent. In June 2021, the Company repaid the total amount outstanding under the Old Nordea Credit Facility (as defined in Item 5) between Nordea and the Company, amounting to $175.9 million, and drew down $233.8 million under the Nordea Credit Facility (as defined in Item 5). The Nordea Credit Facility bears interest at a rate equal to LIBOR + 1.90%, has a final maturity in January 2027, and provides a repayment profile for the collateral vessels based on a twenty year economic life. In September 2021, Nordea granted DHT an extension on the requirement under the Nordea Credit Facility to establish a benchmark replacement for LIBOR until November 2022. Additionally, the facility includes an uncommitted “accordion” of $250 million.
CHARTER ARRANGEMENTS
The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful.
Vessel employment
The following table presents certain features of our vessel employment as of March 17, 2022:

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q2 2023
DHT Bauhinia	Spot
DHT Bronco	Spot
DHT China	Spot
DHT Colt	Time charter	Q3 2022
DHT Edelweiss	Spot
DHT Europe	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Harrier	Time charter	Q4 2024
DHT Jaguar	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Spot
DHT Mustang	Time charter	Q3 2022
DHT Opal	Spot
DHT Osprey	Spot
DHT Panther	Spot
DHT Peony	Spot
DHT Puma	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Stallion	Time charter	Q2 2022
DHT Sundarbans	Spot
DHT Taiga	Time charter with profit sharing	Q4 2022
DHT Tiger	Spot

SHIP MANAGEMENT AGREEMENTS
The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.
Technical Management
Our technical management providers (the “Technical Managers”) are Goodwood and V.Ships France SAS. Goodwood, of which DHT owns 50%, is our main Technical Manager managing all but one of our vessels. Our vessel that flies the French Flag and is managed by V. Ships France SAS. Under our ship management agreements with the Technical Managers, the Technical Managers are responsible for the technical operation and upkeep of the respective vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations and that each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

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
Loss of Hire Insurance
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
OUR FLEET
The following chart summarizes certain information about the vessels in our fleet as of December 31, 2021:

Company	Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society***	Percent of Ownership
	VLCC
DHT Mustang Inc	DHT Mustang (6)	2018	317,975	HK	HHI	ABS	100%
DHT Bronco Inc	DHT Bronco (6)	2018	317,975	HK	HHI	ABS	100%
DHT Colt Inc	DHT Colt (5)	2018	319,713	HK	DSME	LR	100%
DHT Stallion Inc	DHT Stallion (5)	2018	319,713	HK	DSME	LR	100%
DHT Tiger Limited	DHT Tiger (3)	2017	299,629	HK	HHI	ABS	100%
DHT Harrier Inc	DHT Harrier (7)	2016	299,985	HK	DSME	LR	100%
DHT Puma Limited	DHT Puma (3)	2016	299,629	HK	HHI	ABS	100%
DHT Panther Limited	DHT Panther (3)	2016	299,629	HK	HHI	ABS	100%
DHT Osprey Inc	DHT Osprey (7)	2016	299,999	HK	DSME	LR	100%
DHT Lion Limited	DHT Lion (3)	2016	299,629	HK	HHI	ABS	100%
DHT Leopard Limited	DHT Leopard (3)	2016	299,629	HK	HHI	ABS	100%
DHT Jaguar Limited	DHT Jaguar (3)	2015	299,629	HK	HHI	ABS	100%
Samco Iota Ltd	DHT Taiga (2)	2012	314,249	HK	HHI	ABS	100%
DHT Opal Inc	DHT Opal (4)	2012	320,105	HK	DSME	LR	100%
Samco Theta Ltd	DHT Sundarbans (2)	2012	314,249	RIF	HHI	LR	100%
Samco Kappa Ltd	DHT Redwood (2)	2011	314,249	HK	HHI	ABS	100%
Samco Eta Ltd	DHT Amazon (2)	2011	314,249	RIF	HHI	LR	100%
DHT Peony Inc	DHT Peony (4)	2011	320,013	HK	BSHIC	ABS	100%
DHT Lotus Inc	DHT Lotus (4)	2011	320,142	HK	BSHIC	ABS	100%
DHT Edelweiss Inc	DHT Edelweiss (4)	2008	301,021	HK	DSME	LR	100%
DHT Hawk Inc	DHT Hawk (1)	2007	298,923	HK	NACKS	LR	100%
Samco Epsilon Ltd	DHT China (2)	2007	317,794	HK	HHI	LR	100%
Samco Delta Ltd	DHT Europe (2)	2007	317,713	HK	HHI	LR	100%
DHT Bauhinia Inc	DHT Bauhinia (4)	2007	301,019	HK	DSME	LR	100%
DHT Falcon Inc	DHT Falcon (1)	2006	298,971	HK	NACKS	LR	100%
Samco Gamma Ltd	DHT Scandinavia (2)	2006	317,826	HK	HHI	ABS	100%

*HK: Hong Kong; RIF: French International Registry.
**HHI: Hyundai Heavy Industries Co., Ltd.; BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd.; NACKS: Nantong Cosco KHI Engineering Co. Ltd; DSME: Daewoo Shipbuilding & Marine Engineering Co., Ltd.

***ABS: American Bureau of Shipping, an American classification society; LR: Lloyd’s Register, a United Kingdom classification society.
(1)	Acquired on February 17, 2014.
(2)	Acquired on September 17, 2014.
(3)
Delivery dates from HHI for six newbuildings were as follows: DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016 and DHT Tiger on January 16, 2017.

(4)
Delivery dates for the vessels acquired from BW Group Limited (“BW Group”) were as follows: DHT Opal on April 24, 2017, DHT Edelweiss on April 28, 2017, DHT Peony on April 29, 2017, DHT Bauhinia on June 13, 2017 and DHT Lotus on June 20, 2017.

(5)	Delivery dates from DSME for the two newbuildings acquired from BW Group were as follows: DHT Stallion on April 27, 2018 and DHT Colt on May 25, 2018.
(6)	Delivery dates from HHI for the two newbuildings were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.
(7)	Delivery dates were as follows: DHT Harrier on February 18, 2021 and DHT Osprey on April 12, 2021.

In March 2017, we entered into an agreement with BW Group for the acquisition of BW Group’s VLCC fleet, including two newbuildings that were delivered in the first half of 2018. The total cost to us for each of the two DSME newbuildings was approximately $82.0 million.
In January 2017, we entered into an agreement with HHI for the construction of two VLCCs at an average contract price of $82.4 million each, including upgrades to the standard specification and exhaust gas cleaning systems. The two newbuildings, DHT Bronco and DHT Mustang, were delivered in the second half of 2018.
COMPETITION
The operation of tanker vessels and transportation of crude and petroleum products is highly competitive. We compete not only with other tanker owners, but also with fleets controlled by our customers. We primarily compete for charters on the basis of price, however, vessel condition, location, size, and age, in addition to our reputation as an operator, may impact our competitive position. Our competitive position may also be affected by price dislocation between other sizes of vessels that could enter the trades in which we engage.
SEASONALITY
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Historically, seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Asia has emerged as the most important region for demand of oil and oil transportation. Seasonality in Asia differs from that of the United States, hence the historical seasonality has become less pronounced and less predictable. Unpredictable weather patterns and variations in oil inventories could disrupt tanker scheduling. Variations in regional economic activity and seasonality may result in quarter-to-quarter volatility in our operating results, as the majority of our vessels trade in the spot market. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.
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
INSPECTION BY A CLASSIFICATION SOCIETY
Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking, whereas intermediate surveys require drydocking from the fourth intermediate survey, typically when a vessel turns 17.5 years of age.
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

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain entities also require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers. Increasing environmental concerns may create demand for tankers that conform to the stricter environmental standards. Under our ship management agreements, the Technical Managers are required to maintain operating standards for our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, it is difficult to accurately predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions. Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs. In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect. These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016. As of January 1, 2020, all ships are required under the rules applying to sulfur content (commonly referred to as “IMO 2020”) to comply with a lower global sulfur limit by using fuel with a sulfur content of 0.5% m/m, by using liquefied natural gas for fuel, or by installing an exhaust gas cleaning system. As a result, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the new limit or continue to use heavy fuel oil in combination with an exhaust gas cleaning system. The U.S. ratified the Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.
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

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.” Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.” Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances to specified amounts that have been revised from time to time and are subject to exchange rates. In addition, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, was ratified in September 2016 and came into force in September 2017. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The cost of compliance with such ballast water treatment requirements, including the installation of ballast water treatment systems, could increase for ocean carriers, and these costs may be material. As of the date of this report 24 of our vessels have ballast water treatment systems installed. The remaining two vessels will install systems during their first upcoming drydocking and International Oil Pollution Prevention survey.
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
The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or “VGP,” authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP requires owners and operators to comply with a range of best management practices, reporting requirements and other standards for a number of vessel discharges. The current VGP, which became effective in December 2013, contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and more stringent limits for oil to sea interfaces and exhaust gas cleaning system wastewater. Vessels calling U.S. ports are required to have Coast Guard approved ballast water management systems installed by their first regular drydocking after January 1, 2016, with few exceptions. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, or “VIDA,” enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.
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
Greenhouse Gas Regulation
Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015 the United Nations Framework Convention on Climate Change, or UNFCCC, adopted the Paris Agreement, an international framework with the intent of reducing global GHG emissions. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not require parties to the agreement to adopt emissions controls for the shipping industry, a new treaty or other applicable requirements could be adopted in the future that includes such restrictions.
Additionally, the MEPC has implemented two energy efficiency standards for new and currently operating vessels—the Energy Efficiency Design Index and the Ship Energy Efficiency Management Plan, which entered into force in January 2013. Effective January 1, 2018, the EU’s MRV Regulation requires all ships over 5,000 tons loading or unloading cargo or passengers in EU ports to monitor, report and verify their carbon dioxide emissions.
MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. Carbon intensity measures will come into force beginning on November 1, 2022, and will require ships to calculate their EEXI. The response to such EEXI requirement could include technical means, such as power limitations or installations of technical features, to improve the energy efficiency of ships and establish their annual CII and their CII rating. The CII rating will be made in a scale between A and E, with E as the lowest score. If ships rate D for three consecutive years or E for a single year, they must develop a plan of corrective actions to achieve the required annual operational CII.  Such actions could include capital expenditures and investments for existing ships to stay in compliance. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be reviewed by January 1, 2026.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2021.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
DHT Management S.A.M.		Monaco	98%[1]
DHT Management AS		Norway	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
DHT Chartering (Singapore) Pte. Ltd.		Singapore	100%
DHT Management Pte. Ltd.[2]		Singapore	100%
DHT Bauhinia, Inc.	DHT Bauhinia	Marshall Islands	100%
DHT Bronco, Inc.	DHT Bronco	Marshall Islands	100%
DHT Colt, Inc.	DHT Colt	Marshall Islands	100%
DHT Edelweiss, Inc.	DHT Edelweiss	Marshall Islands	100%
DHT Falcon, Inc.	DHT Falcon	Marshall Islands	100%
DHT Harrier Inc.	DHT Harrier	Marshall Islands	100%
DHT Hawk, Inc.	DHT Hawk	Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Lotus, Inc.	DHT Lotus	Marshall Islands	100%
DHT Mustang, Inc.	DHT Mustang	Marshall Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Osprey Inc.	DHT Osprey	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Peony, Inc.	DHT Peony	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Raven, Inc.[2]		Marshall Islands	100%
DHT Stallion, Inc.	DHT Stallion	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
Samco Delta Ltd.	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd.	DHT China	Cayman Islands	100%
Samco Eta Ltd.	DHT Amazon	Cayman Islands	100%
Samco Gamma Ltd.	DHT Scandinavia	Cayman Islands	100%
Samco Iota Ltd.	DHT Taiga	Cayman Islands	100%
Samco Kappa Ltd.	DHT Redwood	Cayman Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Cayman Islands	100%

1 The remaining 2% of DHT Management S.A.M is owned by the Co-Chief Executive Officers.
2 Dormant company.

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS
We currently operate a fleet of 26 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt”. As of the date of this report, six of the vessels are on time charters and 20 vessels are operating in the spot market. Some of our time charter contracts have fixed base rates with a profit sharing mechanism in the event that rates exceed the fixed base rates. The fleet operates globally on international routes. The 26 VLCCs have a combined carrying capacity of 8,043,657 dwt and an average age of approximately 9.2 years as of the date of this report.
As of March 2022, we have entered into ship management agreements with two Technical Managers: Goodwood and V.Ships (France). Goodwood is owned 50% by DHT and manages our vessels flying the Hong Kong flag. V.Ships (France) manages the vessel flying the French flag. The Technical Managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations. Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.
FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION
The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;

•	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

•	our vessels’ operating expenses;

•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;

•	the required capital expenditures related to newbuilding orders;

•	our ability to access capital markets to finance our fleet;

•	our vessels’ depreciation and potential impairment charges;

•	our general and administrative and other expenses;

•	our interest expense including any interest swaps;

•	any future vessel sales and acquisitions;

•	general market conditions when charters expire;

•	fluctuations in the supply of and demand for oil;

•	the impact of the COVID-19 pandemic (and variants that may emerge); and

•	prepayments under our credit facilities to remain in compliance with covenants.

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
Our expenses consist primarily of cost of bunkers, vessel operating expenses, insurance premium expenses, interest expense, financing expenses, depreciation expense, impairment charges, vessel taxes and general and administrative expenses.
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
MARKET OUTLOOK FOR 2022
The COVID-19 virus outbreak resulted in a significant reduction in global oil consumption. Oil inventories grew in response as refiners reduced procurement of oil, consequently plummeting demand for oil transportation. Global oil consumption is gradually recovering, and leading agencies indicate that this market will reach pre-COVID levels during 2022. Oil inventories are being brought down, estimated to have reached a 7-year low in the OECD. OPEC+ is gradually increasing oil production and this, combined with recovering global consumption and reduced inventories, will eventually trigger a tipping point in which oil inventories will rebuild and demand for oil transportation consequently recover.
The oil tanker fleet has grown during this weak market period, with new vessels delivered and very few old ships having retired. More than 10% of the trading fleet is now older than 20 years of age, an age group that offers limited commercial prospects. Combined with strong prices available for demolition of ships, it is reasonable to expect such activity to pick up.

We are uncertain of the timing of the tanker market recovery, but we believe it is forthcoming. The freight market will remain cyclical and volatile, offering validation of our strategy:

•	low cash break-even level for our fleet, protecting the downside without giving away the earnings upside;

•	countercyclical philosophy with respects to investments and employment of our fleet;

•	capital allocation policy with minimum 60% of ordinary net income being returned to shareholders quarterly (either through cash dividends or share buybacks, or a combination of the two); and

•	when markets are strong and earnings permit, apply excess cashflows to reduce financial leverage.

A.	RESULTS OF OPERATIONS

Income from Vessel Operations
Shipping revenues decreased by $395.2 million, or 57.2%, to $295.9 million in 2021 from $691.0 million in 2020. The decrease from 2020 to 2021 includes $366.8 million attributable to lower tanker rates and $28.3 million attributable to a decrease in total revenue days as a result of scheduled off-hire in connection with special surveys, installation of ballast water treatment systems and installations of exhaust gas cleaning systems. Shipping revenues increased by $156.0 million, or 29.1%, to $691.0 million in 2020 from $535.1 million in 2019. The increase from 2019 to 2020 includes $151.4 million attributable to higher tanker rates and $4.5 million attributable to a 0.8% increase in total revenue days. Total revenue days increased from 9,469 in 2019 to 9,549 in 2020.
Voyage expenses decreased by $48.2 million to $92.4 million in 2021 from $140.6 million in 2020. The decrease was due to fewer vessels in the spot market representing a $33.2 million decrease in bunker expenses, a $8.6 million decrease in port expenses and a $4.6 million decrease in broker commission. Voyage expenses decreased by $46.9 million to $140.6 million in 2020 from $187.5 million in 2019. The decrease was due to a $50.1 million decrease in bunker expenses and a $4.2 million decrease in port expenses due to fewer vessels in the spot market partly offset by $6.1 million related to voyage expenses which are capitalized and amortized.
Vessel operating expenses decreased by $4.4 million to $77.8 million in 2021 from $82.2 million in 2020. The decrease was due to a 1.1% decrease in operating days from 9,882 days in 2020 to 9,777 days in 2021 in addition to up storing of spares and consumables in relation to IMO 2020 in 2020. Vessel operating expenses increased by $3.9 million to $82.2 million in 2020 from $78.3 million in 2019. The increase was due to a 0.3% increase in operating days from 9,855 in 2019 to 9,882 in 2020 in addition to up storing of spares and consumables in relation to IMO 2020 and higher costs for crew changes due to COVID-19.
Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $4.4 million to $128.6 million in 2021 from $124.2 million in 2020. The increase resulted from additional depreciation related to exhaust gas cleaning systems of $5.8 million, partly offset by a decrease in depreciation related to vessels of $1.5 million. Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $8.7 million to $124.2 million in 2020 from $115.6 million in 2019. The increase resulted from additional depreciation related to exhaust gas cleaning systems of $7.4 million and increased depreciation related to vessels and drydocking of $1.3 million.
There were no impairment charges or reversals of prior impairment charges in 2021. Impairment charges totaled $12.6 million in 2020 due to a decline in market values for second-hand tankers combined with the observed deterioration in the current charter rates and the expectation of a softer market in the short to medium time frame. There were no impairment charges or reversals of prior impairment charges in 2019. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Carrying Value and Impairment” for a discussion of the key reasons for impairment charges.
General and administrative expenses in 2021 were $16.6 million (of which $4.4 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $17.9 million in 2020 (of which $4.8 million was non-cash cost related to restricted share agreements for our management and board of directors) and $14.8 million in 2019 (of which $2.5 million was non-cash cost related to restricted share agreements for our management and board of directors).
General and administrative expenses for 2021, 2020 and 2019 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.
Interest Expense and Amortization of Deferred Debt Issuance Cost
Net financial expenses were $11.3 million in 2021 compared to $46.4 million in 2020. The decrease was due to a non-cash gain of $12.5 million related to interest rate derivatives in 2021 compared to a non-cash loss of $8.1 million in 2020 and $12.7 million decrease in interest expenses due to reduced outstanding debt and a reduction in LIBOR. Net financial expenses were $46.4 million in 2020 compared to $65.1 million in 2019. The decrease includes a $16.9 million decrease in interest expenses due to reduced outstanding debt and a reduction in LIBOR in addition to a non-cash loss of $8.1 million related to interest rate derivatives in 2020 compared to a non-cash loss of $9.9 million in 2019.

B.	LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry. We fund our working capital requirements with cash from operations to cover our voyage expenses, operating expenses, charter hire expenses, payments of interest, payments of insurance premiums, payments of vessel taxes, the payment of principal under our secured credit facilities, capital expenses related to periodic maintenance of our vessels, payment of dividends, and securities repurchases. We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance. With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo. We finance our vessel acquisitions, including newbuilding contracts, with a combination of cash generated from operations, debt secured by our vessels, the issuance of convertible senior notes, and the sale of equity.
In January 2017, our board of directors approved the repurchase through March 2018 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2017, the Company repurchased $17.2 million in aggregate principal amount of the 4.50% convertible senior notes due 2019 in the open market at an average price of 99.0% of the face amount. In March 2018, our board of directors approved the repurchase through March 2019 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2018, we repurchased and retired 1,228,440 shares of our common stock in the open market at an average price of $4.07 per share. In March 2019, our board of directors approved a repurchase through March 2020 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws. In 2019, the Company repurchased and retired 725,298 shares of common stock in the open market at an average price of $4.47 per share. In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2020, the Company did not repurchase or retire any shares of common stock. In March 2021, our board of directors approved a repurchase through March 2022 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2021, the Company repurchased and retired 5,513,254 shares of common stock in the open market at an average price of $5.82 per share. The repurchase program may be suspended or discontinued at any time. All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares.
Since 2016, we have paid the dividends set forth in the table below. The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands. While dividends are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. In July 2015, our board of directors approved a capital allocation policy to return to stockholders of record at least 60% of ordinary net income per share (adjusted for extraordinary items) quarterly commencing with the second quarter of 2015. In November 2016, our board of directors revised the dividend and capital allocation policy to return at least 60% of our ordinary net income (adjusted for exceptional items) to shareholders in the form of quarterly cash dividends and/or through repurchases of securities (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—We may not pay dividends in the future”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 - March 31, 2016	$23.3 million	$0.25	May 16, 2016	May 25, 2016
April 1 - June 30, 2016	$21.5 million	$0.23	Aug. 24, 2016	Aug. 31, 2016
July 1 - Sep. 30, 2016	$1.9 million	$0.02	Nov. 16, 2016	Nov. 23, 2016
Oct. 1 - Dec. 31, 2016	$7.6 million	$0.08	Feb. 14, 2017	Feb. 22, 2017
Jan. 1 - March 31, 2017	$10.1 million	$0.08	May 22, 2017	May 31, 2017
April 1 - June 30, 2017	$2.8 million	$0.02	Aug. 24, 2017	Aug. 31, 2017
July 1 - Sep. 30, 2017	$2.8 million	$0.02	Nov. 28, 2017	Dec. 6, 2017
Oct. 1 - Dec. 31, 2017	$2.8 million	$0.02	Feb. 20, 2018	Feb. 28, 2018
Jan. 1 - March 31, 2018	$2.9 million	$0.02	May 21, 2018	May 30, 2018
April 1 - June 30, 2018	$2.9 million	$0.02	Aug. 24, 2018	Aug. 31, 2018
July 1 - Sep. 30, 2018	$2.9 million	$0.02	Nov. 16, 2018	Nov. 23, 2018
Oct. 1 - Dec. 31, 2018	$7.1 million	$0.05	Feb. 19, 2019	Feb. 26, 2019
Jan. 1 - March 31, 2019	$11.4 million	$0.08	May 21, 2019	May 28, 2019
April 1 - June 30, 2019	$2.8 million	$0.02	Aug. 22, 2019	Aug. 29, 2019
July 1 - Sep. 30, 2019	$7.3 million	$0.05	Nov. 7, 2019	Nov. 14, 2019
Oct. 1 - Dec. 31, 2019	$47.0 million	$0.32	Feb. 18, 2020	Feb. 25, 2020
Jan. 1 - March 31, 2020	$51.5 million	$0.35	May 19, 2020	May 26, 2020
April 1 - June 30, 2020	$82.0 million	$0.48	Aug. 26, 2020	Sep. 2, 2020
July 1 - Sep. 30, 2020	$34.2 million	$0.20	Nov. 18, 2020	Nov. 25, 2020
Oct. 1 - Dec. 31, 2020	$8.6 million	$0.05	Feb. 18, 2021	Feb. 25, 2021
Jan. 1 - March 31, 2021	$6.8 million	$0.04	May 19, 2021	May 26, 2021
April 1 - June 30, 2021	$3.3 million	$0.02	Aug. 19, 2021	Aug. 26, 2021
July 1 - Sep. 30, 2021	$3.3 million	$0.02	Nov. 16, 2021	Nov. 23, 2021
Oct. 1 - Dec. 31, 2021	$3.3 million	$0.02	Feb. 17, 2022	Feb. 24, 2022

Working capital, defined as total current assets less total current liabilities, was $90.0 million at December 31, 2021 compared to $70.3 million at December 31, 2020. The increase in working capital in 2021 resulted mainly from a increase in bunkers of $21.5 million and a decrease in deferred shipping revenues of $11.4 million, partly offset by a decrease in cash and cash equivalents of $8.0 million and a increase in current portion long-term debt of $6.4 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $60.7 million at December 31, 2021 and $68.6 million at December 31, 2020. In 2021, net cash provided by operating activities was $60.6 million, net cash used in investing activities was $86.5 million (comprising $174.6 million related to investment in vessels, partly offset by $87.1 million related to proceeds from sale of vessels) and net cash provided by financing activities was $18.0 million (comprising $355.8 million related to issuance of long-term debt, partly offset by $283.0 million related to repayment of long-term debt, $32.2 million related to purchase of treasury shares, $22.1 million related to cash dividends paid and $0.6 million related to repayment of the principal element of lease liability).
Working capital, defined as total current assets less total current liabilities, was $70.3 million at December 31, 2020 compared to $88.0 million at December 31, 2019. The decrease in working capital in 2020 resulted mainly from a decrease in accounts receivables and accrued revenues of $77.8 million, a decrease in bunkers of $22.2 million, an increase in deferred shipping revenues of $15.3 million and a decrease in current portion long-term debt of $97.0 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $68.6 million at December 31, 2020 and $67.4 million at December 31, 2019. In 2020, net cash provided by operating activities was $529.9 million, net cash used in investing activities was $26.7 million (related to investment in vessels) and net cash used in financing activities was $501.9 million (comprising $292.4 million related to prepayment of long-term debt, $214.7 million related to cash dividends paid, $65.2 million related to scheduled repayment of long-term debt and $0.5 million related to repayment of the principal element of lease liability partly offset by $70.9 million related to issuance of long-term debt).

In 2021, net cash provided by operating activities was $60.6 million compared to $529.9 million in 2020. The decrease resulted from net loss of $11.5 million in 2021 compared to net income of $266.3 million in 2020, a decrease of 277.8 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the decrease in net income, an increase of $4.4 million related to depreciation and amortization, a decrease of $12.6 million related to impairment charges, a decrease of $3.0 million related to amortization of upfront fees, a decrease of $15.2 million related to gain on sale of vessels, a decrease of $20.5 million related to fair value gain on derivative financial liabilities, a decrease of $0.8 million related to compensation related to options and restricted stock and a decrease of $3.0 million related to gain on modification of debt. Further, the main drivers of the change in operating cash flows are explained by a decrease of $140.8 million related to changes in operating assets and liabilities. Changes in operating assets and liabilities resulted from changes in accounts receivables and accrued revenues of $78.1 million, capitalized voyage expenses of $3.5 million, deferred shipping revenues of $26.7 million and $43.8 million related to bunkers, partly offset by prepaid expenses of $2.8 million and $8.4 million related to accounts payable and accrued expenses. In 2020, net cash provided by operating activities was $529.9 million compared to $156.0 million in 2019. The increase resulted from net income of $266.3 million in 2020 compared to net income of $73.7 million in 2019, an increase of $192.6 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the increase in net income, an increase of $8.7 million related to depreciation and amortization, an increase of $12.6 million related to impairment charges, an increase of $2.8 million related to compensation related to options and restricted stock, a decrease of $2.5 million related to amortization of upfront fees, a decrease of $1.8 million related to fair value loss on derivative financial liabilities and a decrease of $0.3 million related to share of profit in associated companies. Further, the main drivers of the change in operating cash flows are explained by an increase of $161.9 million related to changes in operating assets and liabilities. Changes in operating assets and liabilities resulted from changes in accounts receivables and accrued revenues of $125.4 million, capitalized voyage expenses of $5.6 million, deferred shipping revenues of $14.4 million and $24.1 million related to bunkers, partly offset by prepaid expenses of $1.8 million and $5.9 million related to accounts payable and accrued expenses.
Net cash used in investing activities was $86.5 million in 2021 compared to $26.7 million in 2020. In 2021, investing activities related to investment in vessels of $174.6 million, partly offset by $87.1 million related to proceeds from sale of vessels and $1.0 million related to dividend received from associated company. Net cash used in investing activities was $26.7 million in 2020 compared to $53.4 million in 2019. In 2020, investing activities related to investment in vessels of $27.1 million and investment in other property, plant and equipment of $0.4 million partly offset by $0.8 million related to dividend received from associated company.
Net cash provided by financing activities was $18.0 million in 2021 compared to net cash used in financing activities of $501.9 million in 2020. Net cash provided by financing activities in 2021 was $18.0 million, comprising $355.8 million related to issuance of long-term debt, partly offset by $283.0 million related to repayment of long-term debt, $32.2 million  related to purchase of treasury shares and $22.1 million related to cash dividends paid. Net cash used in financing activities was $501.9 million in 2020 compared to net cash provided by financing activities of $130.2 million in 2019. Net cash used in financing activities in 2020 was $501.9 million, comprising $357.6 million related to repayment of long-term debt and $214.7 million related to cash dividends paid partly offset by $70.9 million related to issuance of long-term debt.
We had $522.3 million of total debt outstanding at December 31, 2021, compared to $450.0 million at December 31, 2020 and $851.0 million at December 31, 2019. The difference resulted primarily from new debt raised in connection with the acquisition of DHT Harrier and DHT Osprey.
During 2022, three of our vessels are scheduled to be drydocked and one vessel is scheduled for installation of a ballast water treatment system. Capital expenditures related to these drydockings are estimated to be $8.8 million. We plan to finance the planned capital expenditures through our internal financial resources.
We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of financing.

Secured Credit Facilities and Convertible Senior Notes
The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities. Because the following is only a summary, it does not contain all information that you may find useful.
Danish Ship Finance Credit Facility
In November 2014, we entered into a credit facility in the amount of $49.4 million, to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a special-purpose wholly owned vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S.  The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bear interest at a rate equal to LIBOR + 2.00% and are repayable in 10 semiannual installments of $1.2 million each and a final payment of $24.3 million at final maturity. The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).
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

Nordea Credit Facility
In April 2017, we entered into a secured six-year credit facility in the amount of $300 million with Nordea, DNB, ABN AMRO, Danish Ship Finance, ING, SEB and Swedbank, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Old Nordea Credit Facility”), for the financing of the cash portion of the acquisition of BW Group’s VLCC fleet as well as the remaining installments under the two newbuilding contracts. $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW. The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bore interest at a rate equal to LIBOR + 2.40%.
Subsequent to the sale of DHT Utah in November 2017 and DHT Utik in January 2018, the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018, the prepayment of DHT Lake and DHT Raven in November 2019, the prepayment of $35 million in March 2019, the prepayment of $37.0 million in August 2020 and the drawdown of $15 million in January 2021 and $50 million in February 2021 in connection with the acquisition of two VLCCs, the quarterly installments were $4.2 million with a final payment of $147.3 million in the second quarter of 2023.
In September 2018, DHT secured commitment to a $50 million financing for exhaust gas cleaning systems structured through an increase of the $300 million Old Nordea Credit Facility. Borrowings under the increased facility bore the same interest rate equal to LIBOR + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the financing tranche for exhaust gas cleaning systems was reduced to $45 million.
In May and November 2020, the Company prepaid $25.8 million and $25.8 million, respectively, under the Old Nordea Credit Facility. The voluntary prepayments were made for all regular installments for 2021 and 2022, respectively.
In January 2021 and February 2021, the Company drew down $15 million and $50 million, respectively, under the Nordea revolving credit facility tranche in relation to the purchase of DHT Harrier.
In May 2021, the Company entered into a new secured credit agreement with Nordea, ABN, Credit Agricole, DNB, Danish Ship Finance, ING and SEB, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”) for a new $316.2 million credit facility with Nordea as agent. The Nordea Credit Facility consists of a $119.8 million term loan and a $196.4 million revolving credit facility, of which $60 million is subject to quarterly reductions through the term of the facility.
In June 2021, the Company drew down $233.8 million under the Nordea Credit Facility and repaid the total outstanding under the Old Nordea Credit Facility, amounting to $175.9 million. Borrowings bear interest at a rate equal to LIBOR + 1.90%, and the facility has final maturity in January 2027. In connection with the cessation of LIBOR in 2023, in September 2021, Nordea granted DHT an extension on the requirement under the Nordea Credit Facility to establish a benchmark replacement for LIBOR until November 2022. Additionally, the facility includes an uncommitted accordion of $250.0 million. The credit facility is repayable in quarterly installments of $1.3 million through the fourth quarter of 2022. From the first quarter of 2023, the quarterly installments will be $6.6 million, with a final payment of $114.0 million in addition to the last installment of $5.9 million due in the first quarter of 2027.
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

ABN AMRO Credit Facility
In April 2018, we entered into a $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two special purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “ABN AMRO Credit Facility”), for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to LIBOR + 2.40%.
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
In March 2020 and September 2020, we prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche.
In June 2020, the Company prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2021.
In March 2021, the Company drew down $60 million under the ABN AMRO revolving credit facility tranche in connection with the delivery of DHT Osprey. In June 2021, the Company repaid the $60 million, repaid $6.1 million related to the sale of DHT Condor and additionally prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2022.
Subsequent to the payments, the loan is repayable in quarterly installments of $7.7 million through Q2 2024 with a final payment of $183.9 million with the last installment.
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
AGGREGATE CONTRACTUAL OBLIGATIONS
As of December 31, 2021, our long-term contractual obligations were as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (1)	$33,041	$110,510	$236,561	$57,928	$30,098	$120,724	$588,863
Total	33,041	110,510	236,561	57,928	30,098	120,724	$588,863

(1)
Amounts shown include contractual installment and interest obligations on $231.3 million under the Nordea Credit Facility, $230.1 million under the ABN AMRO Credit Facility, $35.1 million under the Credit Agricole Credit Facility and $34.0 million under the Danish Ship Finance Credit Facility. The interest obligations have been determined using a LIBOR of 0.21% per annum plus margin. The interest on $231.3 million is LIBOR + 1.90%, the interest on $230.1 million is LIBOR + 2.40%, the interest on $35.1 million is LIBOR + 2.19% and the interest on $34.0 million is LIBOR + 2.0%. Also, the nine floating-to-fixed interest rate swaps with a notional amount totaling $334.4 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR have been included. The interest on the balance outstanding is generally payable quarterly and in some cases semiannually. We have also included commitment fees for the undrawn $100.0 million ABN AMRO Credit Facility and the undrawn $78.7 million of the Nordea Credit Facility.

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
MARKET RISKS AND FINANCIAL RISK MANAGEMENT
We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position. Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2021 by approximately $2.0 million based upon our debt level as of December 31, 2021. There were no material changes in market risk exposures from 2020 to 2021.
As of December 31, 2021, we were party to nine floating-to-fixed interest rate swaps with a notional amount totaling $334.4 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR. As of December 31, 2021, we recorded a liability of $11.2 million relating to the fair value of the swaps. The change in fair value of the swaps in 2021 has been recognized in our income statement. The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date. We use swaps as a risk management tool and not for speculative or trading purposes. For a complete description of all of our significant accounting policies, see Note 2 to our consolidated financial statements for December 31, 2021, included as Item 18 of this report.
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

C.	Research and Development, Patents and Licenses

From time to time we incur expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred. Time and resources spent to stay updated on technological developments and impact of new regulations are expensed as general and administrative expenses.

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects - Market Outlook for 2022.”

E.	Critical Accounting Estimates

Our financial statements for the fiscal years 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all our significant accounting policies, see Note 2 to our consolidated financial statements for December 31, 2021, included as Item 18 of this report.
Revenue Recognition
During 2021, our vessels generated revenues from time charters and by operating in the spot market (voyage charters).
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
Vessel Lives
The Company estimates the average useful life of a vessel to be 20 years. The actual life of a vessel may be different, and the useful lives of the vessels are reviewed at fiscal year-end, with the effect of any changes in estimate accounted for on a prospective basis. New regulations, market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods. The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking and the cost of the exhaust gas cleaning system less impairment, if any, or, as is the case with ships acquired in the second-hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years. The depreciation per day is calculated based on a vessel’s original cost less a residual value which is equal to the product of such vessel’s lightweight tonnage and an estimated scrap rate per ton. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The vessels are required by their respective classification societies to go through a drydock at regular intervals. In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2 1/2 years.

Carrying Value and Impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In instances where a vessel is considered impaired, it is written down to its recoverable amount. Given the significance of these assets to our financial reporting, an impairment charge and/or reversal of previously recognized impairments could have a material impact on the Company’s financial reporting. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. The factors evaluated in the assessment include the carrying amount of net assets compared to market capitalization, the changes in market rates affecting the Company’s weighted average cost of capital, the effect of any changes in the technological, market, economic, or legal environment in which the Company operates, changes in forecasted charter rates, and movements in external broker valuations. The Company also assesses whether any evidence suggests the obsolescence or physical damage of an asset, whether the Company had any plans to dispose of an asset before the previously expected date of disposal, and whether any evidence suggests that the economic performance of an asset was, or would be, worse than expected. To the extent it is determined that indicators of impairment and/or reversal of previously recognized impairment exist, the value in use is estimated for the respective vessels. A reversal of a previously recognized impairment loss is recorded only to the extent there has been an increase in the estimated service potential of an asset, either from use or sale.
Although management believes that the assumptions used to evaluate potential indicators of impairment or reversal of prior impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and could change, possibly materially, in the future.
This also applies to assumptions used to evaluate impairment charges or reversal of prior year impairment charges. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is higher than, equal to or less than the carrying amount for such vessels. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether or when they will change by any significant degree. Charter rates may decline significantly from current levels, which could adversely affect our revenue and profitability and future assessments of vessel impairment.
For the year ended December 31, 2021, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.
For the year ended December 31, 2020, impairment indicators were identified for some of our vessels, due to an overall assessment of external and internal factors, and thus the Company performed further testing to determine the recoverable amount of the cash generating units.
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
In the fourth quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandinavia through a non-cash impairment charge of $7.6 million. The impairment test was performed using an estimated WACC of 8.59%. As DHT operates in a non-taxable environment specific to shipping revenues, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current Forward Freight Agreements (“FFA”) for the first two years, estimated by Braemar ACM Shipbroking and (b) the 25-year historical average spot rates as reported by Clarksons Shipping Intelligence thereafter. The Company’s decision to use FFA rates for the first two years was based on the Company’s exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The Company’s determination to use historical average spot rates rather than time charter rates was based on the Company’s exposure to the spot market, including the prevalence of profit sharing arrangements in time charter contracts. The Company’s determination to use the 25-year historical average for spot rates was based on the Company’s belief that such time period provides a rate that is most representative of longer-term performance as it mitigates the impact of the highly cyclical nature of the tanker industry. The time charter equivalent FFA rates used for the impairment test as of December 31, 2020 for the VLCCs was $19,610 per day for 2021 and $25,279 per day for 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,466. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $4,000 per day has been added through 2022 for VLCCs with exhaust gas cleaning systems. For vessels on charter we assumed the contractual rate for the remaining term of the charter. The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the vessels are the WACC and the future rates. Decreasing the WACC by 0.5% would decrease the impairment charge by $1.5 million. Increasing/decreasing the future rates by $500 per day would decrease/increase the impairment charge by $1.4 million.
In the third quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandinavia through a non-cash impairment charge of $4.9 million. The impairment test was performed using an estimated WACC of 8.12%. The time charter equivalent FFA rates used for the impairment test as of September 30, 2020 for the VLCCs was $20,107 per day for the fourth quarter of 2020, $21,550 per day for 2021 and $21,194 per day for the first three quarters of 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,557. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $3,000 per day has been added through 2022 for VLCCs with exhaust gas cleaning systems. For vessels on charter we assumed the contractual rate for the remaining term of the charter.
For the year ended December 31, 2019, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2021.

Vessel	Built	Vessel Type	Purchase Month	Carrying Value* (12/31/2021)	Estimated Charter-Free Fair Market Value** (12/31/2021)
(Dollars in thousands)
DHT Falcon	2006	VLCC	Feb. 2014	32,605	35,500
DHT Scandinavia	2006	VLCC	Sep. 2014	34,113	38,000
DHT Bauhinia	2007	VLCC	Jun. 2017	33,071	40,500
DHT Europe	2007	VLCC	Sep. 2014	35,371	40,500
DHT China	2007	VLCC	Sep. 2014	40,984	40,500
DHT Hawk	2007	VLCC	Feb. 2014	30,097	38,000
DHT Edelweiss	2008	VLCC	Apr. 2017	31,649	40,000
DHT Lotus	2011	VLCC	Jun. 2017	47,134	48,000
DHT Peony	2011	VLCC	Apr. 2017	48,238	48,000
DHT Amazon	2011	VLCC	Sep. 2014	56,908	53,000
DHT Redwood	2011	VLCC	Sep. 2014	59,248	53,000
DHT Sundarbans	2012	VLCC	Sep. 2014	57,334	58,000
DHT Opal	2012	VLCC	Apr. 2017	55,335	58,000
DHT Taiga	2012	VLCC	Sep. 2014	58,773	58,000
DHT Jaguar	2015	VLCC	Nov. 2015	70,845	70,000
DHT Leopard	2016	VLCC	Jan. 2016	71,125	74,000
DHT Lion	2016	VLCC	Mar. 2016	71,654	74,000
DHT Osprey	2016	VLCC	Jan.2021	66,737	78,000
DHT Panther	2016	VLCC	Aug. 2016	72,724	74,000
DHT Puma	2016	VLCC	Aug. 2016	72,985	74,000
DHT Harrier	2016	VLCC	Jan.2021	66,061	78,000
DHT Tiger	2017	VLCC	Jan. 2017	73,958	78,000
DHT Stallion	2018	VLCC	Apr. 2018	70,024	82,000
DHT Colt	2018	VLCC	May 2018	70,237	82,000
DHT Bronco	2018	VLCC	Jul. 2018	69,886	86,000
DHT Mustang	2018	VLCC	Oct. 2018	70,748	86,000

*	Carrying value does not include value of time charter contracts.

**
Estimated charter-free fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel. They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement. Management uses these broker valuations in calculating compliance with debt covenants. Management also uses them as one consideration point in determining if there are indicators of impairment; however, management does not believe that a broker value lower than book value in itself is an indicator of impairment. Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist. In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2022.

As of December 31, 2021, some of our vessels had charter-free fair market value less than their carrying value and some of our vessels had charter-free fair market value above their carrying value. In aggregate, the charter-free fair market value of our fleet of vessels as of December 31, 2021 was below the carrying value by approximately $12.5 million. The aggregate carrying value of vessels having carrying values that exceed their respective charter-free market values was $129.7 million, and the aggregate charter-free fair market value of such vessels was $1,262.5 million. Please see our risk factor under the heading “The value of our vessels may be depressed at the time we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2021, included as Item 18 of this report.
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
For the year 2021, a total of 697.953 shares of restricted stock were awarded to management pursuant to the 2019 Plan, of which 149,588 shares will vest in January 2023, 149,588 shares will vest in January 2024, 124,594 shares will vest prior to December 2024 and 124,589 shares will vest in January 2025. The remaining 124,594 shares will vest subject to certain market conditions prior to December 2024. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 573,359 shares and $4.29 per share for 124,594 shares. For the year 2021, a total of 175,000 shares of restricted stock were awarded to the board of directors pursuant to the 2019 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2023.
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
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	66	Class III Director and Chairman
Einar Michael Steimler	73	Class II Director
Joseph H. Pyne	74	Class II Director
Jeremy Kramer	60	Class I Director
Sophie Rossini	40	Class III Director
Svein Moxnes Harfjeld	57	Co-Chief Executive Officer
Trygve P. Munthe	60	Co-Chief Executive Officer*
Laila Cecilie Halvorsen	47	Chief Financial Officer

* In January 2022, DHT announced that Mr. Munthe will step down as Co-Chief Executive Officer, effective April 8, 2022.

Set forth below is a brief description of the business experience of our current directors and executive officers.
Erik A. Lind–Chairman of the Board of Directors. Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment & asset management focusing primarily on the maritime shipping sector. Mr. Lind is currently Chief Executive Officer and a Director of Oceanic Finance Group Limited (ex Tufton Oceanic Finance Group Limited), a position he has held since 2004. Prior to this, he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the board of Stratus Investments Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a resident of Cyprus and a citizen of Norway.
Einar Michael Steimler–Director. Mr. Einar Michael Steimler has over 45 years of experience in the shipping industry. From 2008 to 2011, he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until the end of 2007. Mr.Steimler serves as a non-executive director on the board of Eneti Inc. (ex Scorpio Bulkers Inc.). From 1998 to 2010, Mr. Steimler served as a Director of Euronav. He was also Managing Director of Euronav from 1998 to 2000. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics and a degree in Marketing. Mr. Steimler is a resident and citizen of Norway.
Joseph H. Pyne–Director. Mr. Joseph H. Pyne is the Non-Executive Chairman of Kirby Corporation. Mr. Pyne was the Executive Chairman from April 2014 to April 2018 and a director since 1988. He served as the Chief Executive Officer of the company from 1995 to April 29, 2014 and served as Executive Vice President from 1992 to 1995. Mr. Pyne also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999. Mr. Pyne joined Kirby in 1978. He served at Northrop Services, Inc. and served as an Officer in the Navy. He serves as a Member of the Board of Trustee of the Webb Institute. Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina. Mr. Pyne is a resident and citizen of the U.S.
Jeremy Kramer–Director. Mr. Jeremy Kramer previously served on the Board of Directors of Golar LNG Partners and served as Chairman of its Conflicts Committee. He also served on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net worth clients. Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr.Kramer earned an M.B.A. from Harvard University Graduate School of Business. He graduated with a B.A. from Connecticut College. Mr. Kramer is a resident and citizen of the U.S.

Sophie Rossini–Director. Mrs. Sophie Rossini has spent the past 17 years in the asset management industry, including 13 years at Man Group, a global investment management firm listed on the London Stock Exchange. Mrs. Rossini is currently a Principal Business Manager within the COO office at Man AHL, focusing on strategy, finance, governance and ESG matters. She is also a member of Man AHL’s Responsible Investment Oversight Committee, System and Controls Committee and Data Governance Committee. Prior to that, she was the head of Relative Value at Man FRM, Man Group’s hedge fund investment division. Mrs.Rossini holds a Master in Banking and Finance from the University of Paris Assas. Mrs. Rossini is a resident of the United Kingdom and a citizen of France.
Svein Moxnes Harfjeld–Co-Chief Executive Officer. Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010. Mr.Harfjeld has over 30 years of experience in the shipping industry. Prior to joining DHT, he was with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously, he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. He started his shipping career with The Torvald Klaveness Group. Mr. Harfjeld is a citizen of Norway and a resident of the Principality of Monaco.
Trygve P. Munthe–Co-Chief Executive Officer. Mr. Trygve P. Munthe joined DHT on September 1, 2010. Mr. Munthe has over 30 years of experience in the shipping industry. He was previously CEO of Western Bulk, President of Skaugen Petrotrans, Director of Arne Blystad AS and CFO of I.M. Skaugen. Mr. Munthe is a citizen of Norway and a resident of the Principality of Monaco.
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

DIRECTORS’ COMPENSATION
During the year ending December 31, 2021, we paid the members of our board of directors aggregate cash compensation of $577,000. In addition, in January 2022, our directors were awarded an aggregate of 175,000 shares of restricted stock pursuant to the 2019 Plan. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS
During the year ending December 31, 2021, we paid our executive officers aggregate cash compensation of $4,473,027. An aggregate amount of $40,626 was accrued on our chief financial officer’s behalf for pension and retirement benefits. These amounts have been translated from the Norwegian kroner at an exchange rate of 1 United States dollar to 8.5991 Norwegian kroner. In addition, in January 2022, our executive officers were awarded an aggregate of 552,678 shares of restricted stock for the year 2021 pursuant to the 2019 Plan with certain vesting conditions.
Executive Officer Employment Agreements
We have entered into employment agreements with Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen (each, an “Executive Officer Employment Agreement” and collectively, the “Executive Officer Employment Agreements”) that set forth their rights and obligations as our co-chief executive officers, in the case of Mr. Harfjeld and Mr. Munthe, and chief financial officer, in the case of Ms. Halvorsen.
Either the executive or the Company may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

In the event that we terminate either Mr. Harfjeld’s or Mr. Munthe’s employment other than for “cause” (as defined in each executive’s employment agreement), subject to the executive’s execution of certain employment termination agreements and the executive’s compliance with certain requests from us related to termination as well as with certain restrictive covenants, we will continue to pay such executive’s base monthly salary and the executive’s monthly director fee for service as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement). In the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a “change of control” (as defined in each executive’s employment agreement) for “good reason” (as defined in each executive’s employment agreement), then we will continue to pay such executive officer his base monthly salary and the executive’s monthly director fee for services as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in each executive’s employment agreement). In addition, in the event that either Mr. Harfjeld or Mr. Munthe terminates his employment within six months following a change of control for good reason, such executive will be entitled to his target bonus (as provided for in such employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but unvested shares will vest immediately and become exercisable, provided that if there is no applicable target bonus, the bonus payment will be calculated as 100% of salary and director fees.  Despite each of the executive’s employment agreements providing that Mr. Harfjeld and Mr. Munthe will be compensated in both salary and director fees, in respect of 2020 and 2021, Mr. Harfjeld and Mr. Munthe were compensated entirely in salary.
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
Pursuant to each Executive Officer Employment Agreement, each of Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen has agreed (i) to protect our confidential information and (ii) during the term of the agreements, and for a period of one year following his or her termination, to abide by certain non-competition and non-solicitation restrictions. Mr. Harfjeld and Mr. Munthe have also agreed, pursuant to their employment agreements, that all intellectual property that they respectively create or develop during the course of their employment will fully and wholly be given to us.
We have also entered into an indemnification agreement with each of Mr. Harfjeld, Mr. Munthe and Ms. Halvorsen pursuant to which we have agreed to indemnify each executive substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.
On January 19, 2022, Mr. Munthe notified us of his decision to retire from his role as Co-Chief Executive Officer, effective April 8, 2022.  In connection with Mr. Munthe’s departure, we entered into a retirement agreement, dated as of January 24, 2022 (the “Retirement Agreement”), with Mr. Munthe.
The Retirement Agreement supersedes and replaces the Executive Officer Employment Agreement with Mr. Munthe. Under the Retirement Agreement, Mr. Munthe is entitled to the continuation of base salary payments equal to four months of base salary and health insurance benefits.  In addition, Mr. Munthe is entitled to full vesting of 149,800 time-only RSUs granted between 2020 and 2022 and 99,600 performance-based RSUs; provided that such performance-based RSUs will be forfeited if the corresponding performance criteria are not met before July 31, 2022.
The Retirement Agreement includes non-competition and cooperation obligations, among other covenants.
Following the retirement of Mr. Munthe, Mr. Harfjeld will be the sole CEO of the Company.
Incentive Compensation Plan
We currently maintain one equity compensation plan, the 2019 Incentive Compensation Plan (the “2019 Plan”). The 2019 Plan was approved by our stockholders at our annual meeting on June 12, 2019.

The 2019 Plan was established to promote the interests of the Company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our Company. The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2019 Plan is 3,000,000. The aggregate number of shares of our common stock that have been granted under the 2019 Plan is 2,693,084, which does not include shares with respect to non-vested awards.
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

BOARD OF DIRECTORS
Our business and affairs are managed under the direction of our board of directors. Our board is currently composed of five directors, all of whom are independent under the rules of the NYSE applicable to U.S. companies.
To promote open discussion among the directors, our directors meet in regularly scheduled and ad hoc executive session without participation of management and will continue to do so in 2022.
We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Mr. Erik Lind was initially elected in July 2005. Mr. Einar Michael Steimler was initially appointed in March 2010. Mr. Joseph H. Pyne was initially appointed in September 2015. Mr. Jeremy Kramer was initially elected in June 2017. Mrs. Sophie Rossini was initially appointed in November 2020. The term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2022, the term of our Class I director, Mr. Kramer, expires in 2023 and the term of our Class III directors, Mr. Lind and Mrs. Rossini, expires in 2024. Mr. Lind and Mrs. Rossini were re-elected as our Class III directors at our annual stockholders meeting on June 23,2021. Mr. Kramer was re-elected as our Class I director at our annual stockholders meeting on June 18, 2020 and Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 12, 2019.
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
The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of our board of directors in accordance with criteria approved by the board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman. The members of the nominating and corporate governance committee are Mr. Steimler (chairperson), Mr. Lind, Mr. Pyne and Mrs. Rossini.
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

As of December 31, 2021, we had 18 employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.
E.	SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.” See “Item 6.B. Compensation” for a description of the Company’s Incentive Compensation Plan under which employees of the Company can be awarded restricted shares of the Company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and/or Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 17, 2022. We have one class of common stock outstanding, with each outstanding share entitled to one vote.  Our major stockholders do not have different voting rights.
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

	Number of Shares of Common Stock	Percentage of Shares of Common Stock(1)
Owners of more than 5% of a class of our equity securities
BW Group(2)	25,784,227	15.5%
FMR LLC(3)	25,003,124	15.0%
Dimensional Fund Advisors LP(4)	11,456,127	6.9%

Directors
Erik A. Lind	158,629	*
Einar Michael Steimler	75,141	*
Joseph H. Pyne	222,986	*
Jeremy Kramer	73,855	*
Sophie Rossini	-	-
Executive Officers
Svein Moxnes Harfjeld	1,033,103	*
Trygve P. Munthe	910,861	*
Laila Cecilie Halvorsen	110,207	*
Directors and executive officers as a group (8 persons)	2,584,782	1.6%

*Less than 1%

(1)	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), using 166,638,864 shares of common stock issued and outstanding as of March 17, 2022.
(2)
As of March 17, 2022. All shares beneficially owned are shares of common stock. 25,704,652 common shares issued to BW Group were issued pursuant to the Vessel Acquisition Agreement, dated March 23, 2017 (“VAA”), with BW Group, in connection with the acquisition of BW Group’s VLCC fleet. On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share, after which BW Group held approximately 23.3% of the total voting power of DHT capital stock and owned approximately 72% of the aggregate number of shares that BW Group received as consideration under the VAA. On June 1, 2020, 47,130 common shares were issued to BW Group as part of the 2016 Plan.  On June 18, 2020, 32,445 common shares were issued to BW Group as part of 2019 Plan.

(3)
Based on a Schedule 13G/A filed with the SEC on February 9, 2022 by FMR LLC, which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, FMR LLC was deemed to be a beneficial owner of such shares as of February 9, 2022. As of February 9, 2022, FMR LLC possessed the sole power to vote or direct the vote of 6,591,723 shares and the sole power to dispose or to direct the disposition of 25,003,124 shares. All shares beneficially owned are shares of common stock.

(4)
Based on a Schedule 13G/A filed with the SEC on February 8, 2022 by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, Dimensional was deemed to be a beneficial owner of such shares as of February 8, 2022. As of February 8, 2022, Dimensional possessed the sole power to vote or direct the vote of 11,213,576 shares and the sole power to dispose or to direct the disposition of 11,456,127 shares. All shares beneficially owned are shares of common stock.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders. To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of March 17, 2022, we had 27 shareholders of record, 20 of which were located in the U.S. and held an aggregate of 147,659,986 of our common shares, representing 88.61% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 147,637,410 of our common shares as of March 17, 2022. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

Investor Rights Agreement (“IRA”)
We have granted BW Group, as a significant minority investor in DHT, certain minority rights under the IRA. BW Group also agreed under the IRA to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder. On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share (the “BW Group Offering”), after which BW Group held approximately 23.3% of the total voting power of DHT capital stock and owned approximately 72% of the aggregate number of shares that BW Group received as consideration under the VAA. As a result, the standstill on BW Group, which was in effect until BW Group no longer held 25% of the total voting power of DHT voting stock, has expired (the “Standstill Expiration”) and certain rights and obligations of and restrictions upon BW Group and its controlled affiliates under the IRA have been terminated. The provisions that remain in effect are, in each case, described below.
Non-Coercive Offers
On October 20, 2018 (the “Fall Away Date”), BW Group held less than 35% of DHT’s issued and outstanding common stock. As a result, as of such date,  BW Group and its controlled affiliates are permitted, after a minimum of 45 days of review, consultation and good faith negotiation with our board of directors, to make a “Non-Coercive Offer” to our shareholders. As defined in the IRA, a Non-Coercive Offer is an offer to acquire all of our outstanding common stock subject to certain parameters, including that such offer must (i) not be subject to any financing condition, (ii) comply with applicable securities laws, (iii) be for consideration that is in the form of cash or of shares of capital stock of an entity publicly traded on the NYSE or the NASDAQ Stock Market with an aggregate public float equal to or greater than that of our outstanding common stock (excluding shares held by BW Group, its controlled affiliates or any 13D group to which any of them belongs), or a combination thereof, (iv) be for a premium of at least 15% to the per share volume-weighted average price of shares of our common stock as displayed under the heading VWAP Bloomberg on Bloomberg (or, if Bloomberg ceases to publish such price, a successor service to be reasonably agreed) for the 10 trading days most recently ended immediately prior to the opening of the third trading day prior to the earliest of (X) the public announcement of such offer, (Y) the public announcement of an intention to commence such offer and (Z) the communication of such offer to our board of directors by BW Group, (v) be held open for a minimum of 45 days and (vi) include a minimum tender condition of at least 50% of our outstanding common stock not owned by BW Group, its controlled affiliates or any 13D group to which any of them belongs.
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

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood. As of December 31, 2021, Goodwood is the technical manager for 24 of the Company’s vessels. In 2021, total technical management fees paid to Goodwood were $3.5 million. In 2020, total technical management fees paid to Goodwood were $3.3 million.
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

1. AUDITED CONSOLIDATED FINANCIAL STATEMENTS
See Item 18.
2. THREE YEARS COMPARATIVE FINANCIAL STATEMENTS
See Item 18.
3. AUDIT REPORTS
See Reports of Independent Registered Public Accounting Firm beginning on page F-2.
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
The dividends paid related to the four quarters of 2014 amounted to $0.02, $0.02, $0.02 and $0.05 per common share, respectively. The dividends paid related to the four quarters of 2015 amounted to $0.15, $0.15, $0.18 and $0.21 per share of common stock, respectively. The dividends paid related to the four quarters of 2016 amounted to $0.25, $0.23, $0.02 and $0.08 per share of common stock, respectively. The dividends paid related to the four quarters of 2017 amounted to $0.08, $0.02, $0.02 and $0.02 per share of common stock, respectively. The dividends paid related to the four quarters of 2018 amounted to $0.02, $0.02, $0.02 and $0.05 per share of common stock, respectively. The dividends paid related to the four quarters of 2019 amounted to $0.08, $0.02, $0.05 and $0.32 per share of common stock, respectively. The dividends paid related to the four quarters of 2020 amounted to $0.35, $0.48, $0.20 and $0.05 per share of common stock, respectively. The dividends paid related to the four quarters of 2021 amounted to $0.04, $0.02, $0.02 and $0.02 per share of common stock, respectively.

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
AUTHORIZED CAPITALIZATION
Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2021, we had 166,126,770 shares of common stock outstanding. As of March 17, 2022, we had 166,638,864 shares of common stock outstanding and no shares of any class of preferred stock. As of December 31, 2021, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.
In March 2019, our board of directors approved the repurchase through March 2020 of up to $50 million of DHT securities through open market purchases, negotiated transactions, or other means in accordance with applicable securities laws. In 2019, we repurchased and retired 725,298 shares of common stock in the open market at an average price of $4.47 per share. In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2020, the Company did not repurchase or retire any shares of common stock. In March 2021, our board of directors approved a repurchase through March 2022 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2021, we repurchased and retired 5,513,254 shares of common stock in the open market at an average price of $5.82 per share. In March 2022, our board of directors approved a repurchase through March 2023 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance.
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

Marshall Islands	Delaware

The certificate of incorporation may provide for cumulative voting

Directors

The board of directors must consist of at least one member	The board of directors must consist of at least one member

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
Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2022, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

If the benefits of Section 883 of the Code become unavailable to us in the future, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to U.S. federal corporate income tax at a current rate of 21%. In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2021 by approximately $2.0 million based upon our debt level as of December 31, 2021 ($1.0 million in 2020). We have only immaterial currency risk since all income and all vessel expenses are in U.S. dollars.
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

As of the end of the fiscal year ended December 31, 2021 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the co-chief executive officers and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

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
Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2021.
B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on the provisions of Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2021.
C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young AS, an independent registered public accounting firm. Their report appears in Item 18 on page F-3.
D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

The following table shows the fees that the Company was billed for the audit and other services provided by Ernst & Young AS for the fiscal year ended December 31, 2021, and Deloitte AS for the fiscal year ended December 31, 2020.

Fees	2021	2020
Audit Fees (1)	$516,758	$656,478
Audit-Related Fees (2)	43,624	111,609
Tax Fees	-	-
All Other Fees	-	-
Total	$560,383	$768,087

(1)
Audit fees for 2021 and 2020 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2021 and 2020, respectively.

(2)
Audit-related fees for 2021 consisted of $43,624 in respect of quarterly limited reviews. Audit-related fees for 2020 consisted of $43,656 in respect of quarterly limited reviews and $67,953 related to other services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm, Ernst & Young AS, in the fiscal year ended December 31, 2021.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of our publicly announced program	Maximum dollar value of shares that may yet be purchased under the program (USD millions)
January 2021	-	$-	-	$50.0
February 2021	-	-	-	50.0
March 2021	-	-	-	50.0
April 2021	-	-	-	50.0
May 2021	3,281,012	6.00	3,281,012	30.3
June 2021	440,829	6.18	440,829	27.6
July 2021	-	-	-	27.6
August 2021	1,230,302	5.47	1,230,302	20.9
September 2021	-	-	-	20.9
October 2021	-	-	-	20.9
November 2021	-	-	-	20.9
December 2021	561,111	5.28	561,111	17.9
Total	5,513,254	$5.82	5,513,254	$17.9

(1)	These shares were repurchased under the authorized share repurchase program of up to $50.0 million covering the period from March 2021 to March 2022, approved by our board in March 2021.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Deloitte AS (PCAOB ID: 1191) served as our independent auditor for the fiscal years ended 2020 and 2019.

As previously reported in our 2020 Annual Report on Form 20-F filed with the SEC on March 25, 2021, on December 2, 2020, our audit committee and board of directors, respectively, approved the engagement of Ernst & Young AS (PCAOB ID: 1572) to replace Deloitte AS to serve as our independent registered public accounting firm for the year ending December 31, 2021. The engagement of Ernst & Young AS was ratified by shareholders at our annual meeting of shareholders held June 23, 2021.

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

Statement of Significant Differences Between Our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Issuers

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our stockholders. There are no significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young AS (PCAOB ID: 1572), an independent registered public accounting firm, are filed as part of this Annual Report:

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

4.4	Credit Agricole Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of November 2015, Commission File Number 001-32640).
4.6	Nordea Credit Facility, dated as of May 14, 2021, among the borrowers party thereto, DHT Holdings, Inc., as guarantor, the lenders party thereto and Nordea Bank Abp, filial i Norge, as Agent.
4.7	ABN AMRO Credit Facility (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of May 2018, Commission File Number 001-32640).
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

4.10	Retirement Agreement of Trygve P. Munthe, dated January 24, 2022 between Trygve P. Munthe, DHT Holdings, Inc. and DHT Management S.A.M.
4.11
Employment Agreement of Laila Cecilie Halvorsen with DHT Management AS. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.12
Form of Indemnification Agreement (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.13	2016 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No 333-213686) with the SEC on September 16, 2016, and incorporated herein by reference).
4.14	2019 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-234062) with the SEC on September 26, 2019, and incorporated herein by reference).
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
23.1	Consent of Deloitte AS.
23.2	Consent of Ernst & Young AS.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 25, 2022	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	Co-Chief Executive Officer (Principal Executive Officer)

Date: March 25, 2022	By:	/s/ Trygve P. Munthe
		Name:	Trygve P. Munthe
		Title:	Co-Chief Executive Officer (Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of DHT Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of DHT Holdings, Inc. (the Company) as of December 31, 2021, the related consolidated income statement, statement of comprehensive income, changes in stockholders’ equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Vessel impairment indicators
Description of the Matter
The carrying value of the Company’s vessels was $1,468 million as of December 31, 2021, which is approximately 91% of total assets. As explained in Notes 2 and 6 to the consolidated financial statements, management assesses vessels for indicators of impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying value of a vessel may not be recoverable.
Auditing management’s assessment of vessel impairment indicators was complex and required significant auditor judgment as management’s assessment of external and internal factors to determine whether impairment indicators exist is based on assumptions affected by expected future market conditions. The impairment indicators with significant judgment were the developments in market conditions including broker values, daily charter rates, and weighted average cost of capital.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s impairment indicator review process, including controls over management’s review of the significant indicators described above.
To test management’s impairment indicator assessment, our audit procedures included, among others, comparing management’s methodology against the accounting guidance under IAS 36 Impairment of Assets. We tested the developments in market conditions by performing an independent analysis over newbuilding prices, recent acquisition activity for both new and used Very Large Crude Carriers (VLCC’s), and changes in independent broker values. We assessed the reasonableness of estimated daily charter rates by comparing them to third party analyst reports, historical rate information, and forward freight agreements (FFA) developed by an independent third-party market research firm. We tested the source information underlying the Company’s weighted average cost of capital calculation as well as the mathematical accuracy of the model. We involved our valuation specialists to assist in developing a range of independent weighted average cost of capital estimates and compared those to the weighted average cost of capital selected by management. We have considered corroborative and contrary evidence to the factors used in the impairment indicator analysis.

/s/ Ernst & Young AS
We have served as the Company’s auditor since 2021.
Oslo, Norway
March 25, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of DHT Holdings, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DHT Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2021 consolidated financial statements of the Company and our report dated March 25, 2022, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young AS
Oslo, Norway

March 25, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of DHT Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of DHT Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flow for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Deloitte AS
Oslo, Norway
March 22, 2021
We began serving as the Company’s auditor in 2012. In 2021 we became the predecessor auditor.

DHT Holdings, Inc.

Consolidated Statement of Financial Position

(Dollars in thousands)	Note	December 31, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	8,9	$60,658	$68,641
Accounts receivable and accrued revenues	8,9	30,361	30,060
Capitalized voyage expenses	4	1,395	1,039
Prepaid expenses		6,162	6,685
Bunker inventory	12	33,396	11,854
Total current assets		$131,972	$118,279

Non-current assets
Vessels and time charter contracts	6	1,467,846	1,476,436
Advances for vessel upgrades	6	372	17,269
Other property, plant and equipment		3,766	4,772
Investment in associate company	16	5,406	5,233
Total non-current assets		$1,477,391	$1,503,710

Total assets		$1,609,362	$1,621,989

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	7	19,662	18,503
Derivative financial liabilities	8	7,002	9,073
Current portion long-term debt	8,9	9,792	3,396
Other current liabilities		624	721
Deferred shipping revenues	4	4,865	16,236
Total current liabilities		$41,944	$47,929

Non-current liabilities
Long-term debt	8,9	512,507	446,562
Derivative financial liabilities	8	4,222	14,601
Other non-current liabilities		3,330	3,957
Total non-current liabilities		$520,059	$465,120

Total liabilities		$562,003	$513,049

Equity
Common stock at par value	10	1,661	1,708
Additional paid-in capital		1,264,000	1,291,505
Accumulated deficit		(222,405)	(188,709)
Translation differences		101	169
Other reserves		3,968	4,248
Total equity attributable to the Company		$1,047,326	$1,108,921
Non-controlling interest		$34	$19
Total equity		$1,047,359	$1,108,940

Total liabilities and equity		$1,609,362	$1,621,989

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Income Statement

(Dollars in thousands, except share and per share amounts)	Note	Year ended December 31 2021	Year ended December 31 2020	Year ended December 31 2019

Shipping revenues	4	$295,853	$691,039	$535,068

Other income	4	4,612	-	-

Operating expenses
Voyage expenses	11	(92,405)	(140,564)	(187,500)
Vessel operating expenses	11	(77,807)	(82,188)	(78,327)
Depreciation and amortization	6	(128,639)	(124,245)	(115,584)
Impairment charges	6	-	(12,560)	-
Gain/(loss), sale of vessel	6	15,153	-	-
General and administrative expense	11	(16,565)	(17,890)	(14,789)
Total operating expenses		$(300,264)	$(377,447)	$(396,201)

Operating income		$202	$313,591	$138,867

Share of profit from associated companies	16	1,278	1,193	852
Interest income		6	212	1,077
Interest expense		(25,727)	(38,408)	(55,332)
Fair value gain/(loss) on derivative financial liabilities		12,450	(8,074)	(9,863)
Other financial (expense)/income		645	(1,334)	(1,790)
Profit/(loss) before tax		$(11,147)	$267,181	$73,812

Income tax expense	15	(360)	(900)	(131)
Profit/(loss) for the year		$(11,507)	$266,281	$73,680
Attributable to the owners of non-controlling interest		$14	$14	$2
Attributable to the owners of parent		$(11,521)	$266,266	$73,679

Basic earnings/(loss) per share		$(0.07)	$1.71	$0.51
Diluted earnings/(loss) per share		$(0.07)	$1.61	$0.51

Weighted average number of shares (basic)	5	169,089,325	155,712,886	143,437,164
Weighted average number of shares (diluted)	5	169,089,325	170,053,975	168,159,876

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

(Dollars in thousands)	Note	Year ended December 31 2021	Year ended December 31 2020	Year ended December 31 2019

Profit/(loss) for the year		$(11,507)	$266,281	$73,680
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of tax		(92)	(141)	224
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		(68)	95	42
Total comprehensive income/(loss) for the period net of tax		$(11,667)	$266,235	$73,946

Attributable to the owners of non-controlling interest		$14	$14	$2
Attributable to the owners of parent	17	$(11,681)	$266,221	$73,944

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

(Dollars in thousands, except per share data)		Common Stock
				Paid-in Additional Capital	Treasury Shares	Accumulated Deficit	Translation Differences	Other Reserves*	Non- Controlling Interest	Total Equity
	Note	Shares	Amount
Balance at January 1, 2019		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668
Profit for the year		-	-	-	-	73,679	-	-	2	73,680
Other comprehensive income/(loss)		-	-	-	-	224	42	-	-	265
Total comprehensive income/(loss)		-	-	-	-	73,903	42	-	2	73,946
Cash dividends declared and paid	10	-	-	-	-	(28,685)	-	-	-	(28,685)
Purchase of treasury shares		-	-	-	(3,248)	-	-	-	-	(3,248)
Retirement of treasury shares		(1,061,241)	(11)	(4,602)	4,612	-	-	-	-	-
Adjustment related to non-controlling interest		-	-	-	-	-	-	-	3	3
Conversion of convertible bonds		4,390,025	44	26,391	-	-	-	-	-	26,435
Compensation related to options and restricted stock	11	790,571	8	2,640	-	-	-	(317)	-	2,331
Balance at December 31, 2019		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449

Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Profit for the year		-	-	-	-	266,266	-	-	14	266,281
Other comprehensive income/(loss)		-	-	-	-	(141)	95	-	-	(45)
Total comprehensive income/(loss)		-	-	-	-	266,125	95	-	14	266,235
Cash dividends declared and paid	10	-	-	-	-	(214,669)	-	-	-	(214,669)
Conversion of convertible bonds	8	23,377,397	234	119,584	-	-	-	-	-	119,818
Compensation related to options and restricted stock	11	601,530	6	2,383	-	-	-	2,717	-	5,106
Balance at December 31, 2020		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940

Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940
Profit for the year		-	-	-	-	(11,521)	-	-	14	(11,507)
Other comprehensive income/(loss)		-	-	-	-	(92)	(68)	-	-	(160)
Total comprehensive income/(loss)		-	-	-	-	(11,613)	(68)	-	14	(11,667)
Cash dividends declared and paid	10	-	-	-	-	(22,083)	-	-	-	(22,083)
Purchase of treasury shares	10	-	-	-	(32,178)	-	-	-	-	(32,178)
Retirement of treasury shares	10	(5,513,254)	(55)	(32,123)	32,178	-	-	-	-	-
Compensation related to options and restricted stock	11	841,696	8	4,619	-	-	-	(280)	-	4,347
Balance at December 31, 2021		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359

The footnotes are an integral part of these consolidated financial statement

*Other reserves are related to share-based payments.

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

(Dollars in thousands)	Note	Year ended December 31 2021	Year ended December 31 2020	Year ended December 31 2019

Cash flows from operating activities:
Profit/(loss) for the year		$(11,507)	$266,281	$73,680
Items included in net income not affecting cash flows:
Depreciation and amortization	6	128,639	124,245	115,584
Impairment charges	6	-	12,560	-
Amortization of upfront fees		2,550	5,538	8,003
(Gain)/loss, sale of vessel	6	(15,153)	-	-
Fair value (gain)/loss on derivative financial liabilities	8	(12,450)	8,074	9,863
Compensation related to options and restricted stock	11	4,347	5,106	2,331
(Gain)/loss modification of debt	8	(3,049)	-	-
Share of profit in associated companies	16	(1,278)	(1,193)	(852)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(301)	77,788	(47,651)
Capitalized voyage expenses	4	(356)	3,111	(2,518)
Prepaid expenses		523	(2,265)	(508)
Accounts payable and accrued expenses	7	1,510	(6,914)	(1,033)
Deferred shipping revenues	4	(11,372)	15,306	930
Bunker inventory	12	(21,542)	22,231	(1,874)
Net cash provided by operating activities		$60,562	$529,870	$155,956

Cash flows from investing activities:
Investment in vessels	6	(174,558)	(27,117)	(53,803)
Proceeds from sale of vessels	6	87,062	-	-
Dividend received from associated company		1,031	835	513
Investment in other property, plant and equipment		(48)	(435)	(79)
Net cash used in investing activities		$(86,512)	$(26,717)	$(53,369)

Cash flows from financing activities
Cash dividends paid	10	(22,083)	(214,669)	(28,685)
Repayment principal element of lease liability		(611)	(467)	(370)
Issuance of long-term debt	8,9	355,840	70,862	64,990
Purchase of treasury shares	10	(32,178)	-	(3,248)
Issuance of convertible bonds		-	-	(7)
Repayment of long-term debt	8,9	(283,000)	(357,595)	(156,430)
Repayment of convertible bonds		-	-	(6,426)
Net cash provided by/(used in) financing activities		$17,967	$(501,868)	$(130,176)

Net (decrease)/increase in cash and cash equivalents		(7,983)	1,285	(27,588)
Cash and cash equivalents at beginning of period		68,641	67,356	94,944
Cash and cash equivalents at end of period	8,9	$60,658	$68,641	$67,356

Specification of items included in operating activities:
Interest paid		23,196	35,404	49,233
Interest received		6	212	1,077

The footnotes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements
for the years ended December 31, 2021, 2020 and 2019

Note 1- General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Company has 32 material wholly owned subsidiaries, of which 20 are Marshall Island companies, seven are Cayman Islands companies, three are Singapore companies, one is a Monegasque company and one is a Norwegian company. The 20 Marshall Islands subsidiaries and the seven Cayman Islands subsidiaries are vessel-owning companies (the “vessel subsidiaries”). The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel.

Our principal activity is the ownership and operation of a fleet of crude oil carriers. As of December 31, 2021 our fleet consisted of 26 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt.” Our fleet principally operates on international routes and has a combined carrying capacity of 8,043,657 dwt.

With regards to amounts in the financial statements, these are shown in USD thousands.

Note 2 - Significant accounting principles

Statement of compliance

The consolidated financial statements of DHT Holdings, Inc. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The financial statements have been prepared on a going concern basis.

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

At the acquisition date, all identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value, except for non-current assets which are classified as held for sale and are recognized at the lower of carrying amount and fair value less cost to sell, and deferred tax assets and liabilities which are recognized at nominal value.

Goodwill from acquisition is recognized as an asset measured at the excess of the sum of the consideration transferred, the fair value of any previously held equity interest and the amount of any non-controlling interests in the acquiree over the net amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceed the total consideration of the business combination, the excess is recognized in the income statement immediately.

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

Investments in associates

An associated company is an entity over which the Company has significant influence and that is not a subsidiary. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without the ability to have control over those policies. Significant influence normally exists when the Company has 20% to 50% of the voting rights unless other terms and conditions affect the Company’s influence.

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

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents when held for the purpose of meeting short-term cash commitments. Cash and cash equivalents are recorded at their nominal amount on the statement of financial position.

Vessels

Vessels are stated at historical cost, less accumulated depreciation and accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of these vessels.  Depreciation is calculated on a straight-line basis over the useful life of the vessels, taking residual values into consideration, and adjusted for impairment charges or reversal of prior impairment charges, if any.

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

Capitalized exhaust gas cleaning systems costs are depreciated on a straight-line basis from the time of installation of the equipment to the end of the estimated useful life. The exhaust gas cleaning systems are fitted to meet requirements of the IMO Sulphur Cap that took effect January 1, 2020 and are expected to have a life of three years from that date.

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

Advances for vessel upgrades

Advances related to exhaust gas cleaning system retrofits and capital expenditures are recorded in the statement of financial position as “Advances for vessel upgrades” under Non-current assets. Advances for vessel upgrades will be capitalized and reclassified to “Vessels and time charter contracts” under Non-current assets upon completion of maintenance or completion of installation.

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

Impairment of vessels

The carrying amounts of vessels held and used are reviewed for potential impairment at the end of each reporting period or whenever changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (“CGU”) fair value less cost of disposal based on third-party broker valuations and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. The Company views each vessel as a separate CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Such impairment is recognized in the income statement. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

Property, plant and equipment other than vessels

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment charges. Depreciations are calculated on a straight-line basis over the asset’s expected useful life and adjusted for any impairment charges. Expected useful life is five years for furniture and fixtures and three years for computer equipment. Expected useful lives are reviewed annually. Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. Major assets with different expected useful lives are reported as separate components. Property, plant and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The difference between an asset’s carrying amount and its recoverable amount is recognized in the income statement as impairment. Property, plant and equipment that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Bunkers

Bunker inventory is stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in acquiring the bunkers and delivery cost less discounts. Bunker expenses are recognized as part of voyage expenses in the consolidated income statement upon consumption.

Leases - DHT as lessee

Effective from January 1, 2019, the Company adopted the new accounting standard IFRS 16 using the modified retrospective method. IFRS 16 introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. The Company currently has one category of lease related to leased office space in Monaco, Norway and Singapore where the Company is a lessee.

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

Revenues from spot charterers are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Revenues from spot charterers are accounted for under IFRS 15.

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a product or service to a customer.

Other income refers to income earned as part of operational activities which do not arise in the course of the Company’s ordinary activities, thus not categorized as revenue.

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

Vessel operating expenses are expensed when incurred and include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

Gains and losses on sale of vessels

Gains and losses on the sale of vessels are reported as a separate line item in the consolidated income statement. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” (FVTPL) or “other financial liabilities”. The FVTPL category is comprised of the Company’s derivatives. Any other liabilities of the Company, such as, accounts payable and accrued expenses, other current and non-current liabilities, and long-term debt, are classified as “other financial liabilities”.

(a)	Other financial liabilities

Other financial liabilities, including debt, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

(b)	Derivatives

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss is recognized in profit or loss immediately. The interest rate swaps do not qualify for hedge accounting.

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

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled, or expire.

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

Classification in the Statement of Financial Position

Current assets and current liabilities include items due 12 months or less from the reporting date and items related to the operating cycle, if longer, liabilities for which the Company does not have the unconditional right to defer settlement beyond 12 months from the reporting date, and items primarily held for trading. The current portion of long-term debt is included as current liabilities. Other assets than those described above are classified as non-current assets.

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

The subsidiaries acting as management companies domiciled in Monaco, Norway and Singapore are taxable in local jurisdictions.

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

The fair value determined at the grant date is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest.

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

Judgment, as disclosed in note 6, has been applied in connection with the assessment of indicators of impairment or reversal of prior impairment.

Application of new and revised International Financial Reporting Standards (“IFRSs”)

New and amended standards and interpretations

A number of new standards and amendments were effective as of January 1, 2021, but they did not have a material effect on the Company’s financial statements.

New standards issued but not yet effective
New and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

o	What is meant by a right to defer settlement
o	That a right to defer must exist at the end of the reporting period
o	That classification is unaffected by the likelihood that an entity will exercise its deferral right
o	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact of the amendments, however, the adoption is not expected to have a material impact on its consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently assessing the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

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

Entity-wide disclosures:

Information about major customers:

As of December 31, 2021, the Company had 26 vessels in operation of which seven were on time charters and 19 were vessels operating in the spot market.

For the period from January 1, 2021 to December 31, 2021, five customers represented $41,418 thousand, $35,154 thousand, $28,322 thousand, $26,392 thousand, and $26,315 thousand, respectively, of the Company’s revenues. The five customers in aggregate represented $157,601 thousand, equal to 53 percent of the total revenue of $295,853 thousand for the period from January 1, 2021 to December 31, 2021.

For the period from January 1, 2020 to December 31, 2020, five customers represented $78,513 thousand, $57,777 thousand, $55,371 thousand, $53,711 thousand, and $37,670 thousand, respectively, of the Company’s revenues. The five customers in aggregate represented $283,042 thousand, equal to 41 percent of the total revenue of $691,039 thousand for the period from January 1, 2020 to December 31, 2020.

For the period from January 1, 2019 to December 31, 2019, five customers represented $84,067 thousand, $79,161 thousand, $73,629 thousand, $39,477 thousand, and $34,786 thousand, respectively, of the Company’s revenues. The five customers in aggregate represented $311,120 thousand, equal to 58 percent of the total revenue of $535,068 thousand for the period from January 1, 2019 to December 31, 2019.

Note 4 — Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2021	2020	2019
Time charter revenues*	$140,730	$182,663	$57,472
Voyage charter revenues	155,124	508,375	477,595
Shipping revenues	$295,853	$691,039	$535,068

*
Time charter revenue is presented in accordance with IFRS 16 Leases, while the portion of time charter revenue related to technical management services, equaling $36,384 thousand, $33,224 thousand and $14,826 thousand, for 2021, 2020 and 2019 respectively, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.

The following summarizes the Company’s vessel employment as of December 31, 2021

Vessel	Type of Employment	Expiry
VLCC
DHT Amazon	Time charter with profit sharing	Q2 2023
DHT Bauhinia	Spot
DHT Bronco	Spot
DHT China	Spot
DHT Colt	Time charter	Q3 2022
DHT Edelweiss	Spot
DHT Europe	Spot
DHT Falcon	Spot
DHT Hawk	Spot
DHT Harrier	Time charter	Q4 2024
DHT Jaguar	Spot
DHT Leopard	Spot
DHT Lion	Spot
DHT Lotus	Spot
DHT Mustang	Time charter	Q3 2022
DHT Opal	Spot
DHT Osprey	Spot
DHT Panther	Spot
DHT Peony	Spot
DHT Puma	Spot
DHT Redwood	Spot
DHT Scandinavia	Spot
DHT Stallion	Time charter	Q2 2022
DHT Sundarbans	Time charter with profit sharing	Q1 2022
DHT Taiga	Time charter with profit sharing	Q4 2022
DHT Tiger	Spot

Future charter payments

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

(Dollars in thousands) Year	Amount
2022	$53,118
2023	16,785
2024	10,039
Thereafter	—
Net charter payments	$79,942

The future net charter payments were $122,313 thousand for the year ending December 31, 2020, and $91,556 thousand for the year ending December 31, 2019.

Any extension periods, unless already exercised as of December 31, 2021, are not included. Time charter hire payments are not received when a vessel is off-hire, including off-hire related to normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Other income

In the fourth quarter of 2021, the Company received $4,612 thousand, net of tax, as a distribution of equity from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

Contract balances

Contract balances and related disclosures have been included in the following places in the notes to the Company’s consolidated financial statements:

Note
Accounts receivable and accrued revenues	notes 8,9

Deferred shipping revenues relate to charter hire payments paid in advance. The year-end deferred shipping revenues balances have been recognized as revenue in the following years due to the short-term nature of the advances. The Company had not received any hire payments for future periods at year end December 31, 2018.

(Dollars in thousands)	2021	2020	2019
Deferred shipping revenues	$4,865	$16,236	$930

Capitalized voyage expenses

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was:

(Dollars in thousands)	2021	2020	2019
Capitalized voyage expenses	$1,395	$1,039	$4,151

During the twelve months of 2021, $1,039 thousand was amortized related to voyages in progress as of December 31, 2020, and $1,661 thousand was amortized related to the voyages in progress as of December 31, 2021. No impairment losses were recognized in the period. During the twelve months of 2020, $4,151 thousand was amortized related to voyages in progress as of December 31, 2019, and $397 thousand was amortized related to the voyages in progress as of December 31, 2020. No impairment losses were recognized in the period. During the twelve months of 2019, $1,633 thousand was amortized related to voyages in progress as of December 31, 2018, and $4,440 thousand was amortized related to the voyages in progress as of December 31, 2019. No impairment losses were recognized in the period.

Concentration of risk

As of December 31, 2021, seven of the Company’s 26 vessels were chartered to 5 different counterparties and 19 vessels were operated in the spot market.

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

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2021	2020	2019
Profit/(loss) for the period used for calculation of EPS - basic	$(11,521)	$266,266	$73,679
Interest and amortization on the convertible notes	$-	$6,766	$12,177
Profit/(loss) for the period used for calculation of EPS - dilutive	$(11,521)	$273,032	$85,856

Basic earnings per share:
Weighted average shares outstanding - basic	169,089,325	155,712,886	143,437,164

Diluted earnings per share:
Weighted average shares outstanding - basic	169,089,325	155,712,886	143,437,164
Dilutive equity awards *	-	65,873	133,342
Dilutive shares related to convertible notes	-	14,275,217	24,589,370
Weighted average shares outstanding - dilutive	169,089,325	170,053,975	168,159,876

*In 2021, 77,546 equity awards were not included in the calculation of the dilutive weighted average shares outstanding due to being anti-dilutive

Note 6 - Vessels and subsidiaries

The vessels are owned by companies incorporated in the Marshall Islands or the Cayman Islands. The Company directly owns 100% of the vessel subsidiaries. The primary activity of each of the vessel subsidiaries is the ownership and operation of a Vessel. In addition, the Company has a vessel-chartering subsidiary and three subsidiaries, DHT Management S.A.M. (Monaco), DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., that perform management services for DHT and its subsidiaries. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Mustang Inc	DHT Mustang	317,975	Hong Kong	2018
DHT Bronco Inc	DHT Bronco	317,975	Hong Kong	2018
DHT Colt Inc	DHT Colt	319,713	Hong Kong	2018
DHT Stallion Inc	DHT Stallion	319,713	Hong Kong	2018
DHT Tiger Limited	DHT Tiger	299,629	Hong Kong	2017
DHT Harrier Inc	DHT Harrier	299,985	Hong Kong	2016
DHT Puma Limited	DHT Puma	299,629	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,629	Hong Kong	2016
DHT Osprey Inc	DHT Osprey	299,999	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,629	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,629	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,629	Hong Kong	2015
DHT Opal Inc	DHT Opal	320,105	Hong Kong	2012
Samco Theta Ltd	DHT Sundarbans	314,249	RIF	2012
Samco Iota Ltd	DHT Taiga	314,249	Hong Kong	2012
DHT Peony Inc	DHT Peony	320,013	Hong Kong	2011
DHT Lotus Inc	DHT Lotus	320,142	Hong Kong	2011
Samco Eta Ltd	DHT Amazon	314,249	RIF	2011
Samco Kappa Ltd	DHT Redwood	314,249	Hong Kong	2011
DHT Edelweiss Inc	DHT Edelweiss	301,021	Hong Kong	2008
Samco Epsilon Ltd	DHT China	317,794	Hong Kong	2007
Samco Delta Ltd	DHT Europe	317,713	Hong Kong	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	Hong Kong	2007
DHT Hawk Inc	DHT Hawk	298,923	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006
DHT Falcon Inc	DHT Falcon	298,971	Hong Kong	2006
DHT Lake Inc	DHT Lake*	298,564	Hong Kong	2004
DHT Raven Inc	DHT Raven*	298,563	Hong Kong	2004
DHT Condor, Inc.	DHT Condor*	320,050	Hong Kong	2004

* In 2021, the Company entered into three separate agreements to sell its three 2004 built VLCCs, DHT Raven, DHT Lake and DHT Condor, for an aggregate of $88.75 million. DHT Raven was delivered in April, DHT Lake was delivered in May, and DHT Condor was delivered in July 2021. A gain of $15.2 million was recorded in relation to the sale of these VLCCs.

Vessels and time charter contracts

(Dollars in thousands)	Vessels	Drydock	Scrubbers	Time charter contracts	Total
Cost
As of January 1, 2021	2,020,690	51,843	51,071	6,600	2,130,204
Additions	66,531	139	1,486	-	68,156
Transferred from vessels upgrades	75,417	30,158	17,333	-	122,907
Disposals	(110,713)	(27,772)	(10,579)	(6,600)	(155,664)
As of December 31, 2021	2,051,924	54,368	59,311	-	2,165,604

Accumulated depreciation and impairment
As of January 1, 2021	(596,709)	(30,880)	(20,032)	(6,148)	(653,769)
Charge for the period	(94,700)	(13,270)	(19,322)	(452)	(127,743)
Disposals	44,905	26,383	5,866	6,600	83,754
As of December 31, 2021	(646,504)	(17,766)	(33,488)	-	(697,758)

Net book value
As of December 31, 2021	1,405,420	36,602	25,824	-	1,467,846

Cost
As of January 1, 2020	2,015,795	50,868	42,482	6,600	2,115,745
Transferred from vessels upgrades	4,896	9,480	8,589	-	22,964
Disposals	-	(8,505)	-	-	(8,505)
As of December 31, 2020	2,020,690	51,843	51,071	6,600	2,130,204

Accumulated depreciation and impairment
As of January 1, 2020	(487,996)	(26,629)	(6,507)	(5,170)	(526,301)
Charge for the period	(96,153)	(12,756)	(13,525)	(978)	(123,412)
Impairment charges	(12,560)	-	-	-	(12,560)
Disposals	-	8,505	-	-	8,505
As of December 31, 2020	(596,709)	(30,880)	(20,032)	(6,148)	(653,769)

Net book value
As of December 31, 2020	1,423,981	20,963	31,039	452	1,476,436

Vessel upgrades
As of January 1, 2021	2,788	3,265	11,216	-	17,269
Additions	72,861	27,033	6,117	-	106,010
Transferred to vessels	(75,417)	(30,158)	(17,333)	-	(122,907)
As of December 31, 2021	232	140	-	-	372

As of January 1, 2020	1,371	-	10,281	-	11,652
Additions	6,313	12,745	9,524	-	28,581
Transferred to vessels	(4,896)	(9,480)	(8,589)	-	(22,964)
As of December 31, 2020	2,788	3,265	11,216	-	17,269

Depreciation

We have assumed an estimated useful life of 20 years for our vessels. Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is based on estimated scrap value in accordance with our recycling policy. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. Capitalized exhaust gas cleaning system costs are depreciated on a straight-line basis from the time of installation through the accounting year 2022, reflecting the period they are expected to be of use providing economical values.

Recycling Policy

The Company upholds the following policy with respect to retiring a ship from its trading life:

If the Company were to sell a ship for demolition, the Company shall prepare the ship to facilitate safe and environmentally sound recycling in accordance with the Hong Kong Convention. It should be sold in accordance with the “BIMCO Recyclecon” terms, “Standard Contract for the Sale of Vessels for Green Recycling” and with the commitment from the Buyer to provide the Company with certification from the Ship Recycling Facility that its Ship Recycling Facility Plan is in compliance with and will be executed in accordance with the Hong Kong Convention.

Carrying Value and Impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In instances where a vessel is considered impaired, it is written down to its recoverable amount. Given the significance of these assets to our financial reporting, an impairment charge and/or reversal of previously recognized impairments could have a material impact on the Company’s financial reporting. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. The factors evaluated in the assessment include the carrying amount of net assets compared to market capitalization, the changes in market rates affecting the Company’s weighted average cost of capital, the effect of any changes in the technological, market, economic, or legal environment in which the Company operates, changes in forecasted charter rates, and movements in external broker valuations. The Company also assesses whether any evidence suggests the obsolescence or physical damage of an asset, whether the Company had any plans to dispose of an asset before the previously expected date of disposal, and whether any evidence suggests that the economic performance of an asset was, or would be, worse than expected. To the extent it is determined that indicators of impairment and/or reversal of previously recognized impairment exist, the value in use is estimated for the respective vessels. A reversal of a previously recognized impairment loss is recorded only to the extent there has been an increase in the estimated service potential of an asset, either from use or sale.

Although management believes that the assumptions used to evaluate potential indicators of impairment or reversal of prior impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and could change, possibly materially, in the future.

This also applies to assumptions used to evaluate impairment charges or reversal or prior year impairment charges. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is higher than, equal to or less than the carrying amount for such vessels. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether or when they will change by any significant degree. Charter rates may decline significantly from current levels, which could adversely affect our revenue and profitability and future assessments of vessel impairment.

For the year ended December 31, 2021, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.

For the year ended December 31, 2020, impairment indicators were identified for some of our vessels due to an overall assessment of external and internal factors, and thus the Company performed further testing to determine the recoverable amount of the cash generating units.

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

In the fourth quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandinavia through a non-cash impairment charge of $7.6 million. The impairment test was performed using an estimated WACC of 8.59%. As DHT operates in a non-taxable environment specific to shipping revenues, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current Forward Freight Agreements (“FFA”) for the first two years, estimated by Braemar ACM Shipbroking, and (b) the 25-year historical average spot rates as reported by Clarksons Shipping Intelligence thereafter. The Company’s decision to use FFA rates for the first two years was based on the Company’s  exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The Company’s determination to use historical average spot rates rather than time charter rates was based on the Company’s  exposure to the spot market, including the prevalence of profit sharing arrangements in time charter contracts. The Company’s determination to use the 25-year historical average for spot rates was based on the Company’s belief that such time period provides a rate that is most representative of longer-term performance as it mitigates the impact of the highly cyclical nature of the tanker industry. The time charter equivalent FFA rates used for the impairment test as of December 31, 2020 for the VLCCs was $19,610 per day for 2021 and $25,279 per day for 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,466. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $4,000 per day has been added through 2022 for VLCCs with exhaust gas cleaning systems. For vessels on charter we assumed the contractual rate for the remaining term of the charter. The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the vessels are the WACC and the future rates. Decreasing the WACC by 0.5% would decrease the impairment charge by $1.5 million. Increasing/decreasing the future rates by $500 per day would decrease/increase the impairment charge by $1.4 million.

In the third quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandinavia through a non-cash impairment charge of $4.9 million. The impairment test was performed using an estimated WACC of 8.12%. The time charter equivalent FFA rates used for the impairment test as of September 30, 2020 for the VLCCs was $20,107 per day for the fourth quarter of 2020, $21,550 per day for 2021 and $21,194 per day for the first three quarters of 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,557. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day has been added through 2022 for VLCCs built in 2015 and later, and $3,000 per day has been added through 2022 for VLCCs with exhaust gas cleaning systems. For vessels on charter we assumed the contractual rate for the remaining term of the charter.

For the year ended December 31, 2019, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.

Intangible assets

Time charter contracts

Expected useful life		Carrying amount
(Dollars in thousands)		2021	2020
DHT China charter	Finite	-	452
Total		-	452

Intangible assets with a finite expected useful life are as a general rule amortized on a straight-line basis over the expected useful life. The amortization period of the intangible asset expired in June 2021. The time charter contract was presented on the same line as vessels in the statement of financial position for the year ended December 31, 2020.

Pledged assets

As of December 31, 2021, all of the Company’s 26 vessels were pledged as collateral under the Company’s secured credit facilities.

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

Note 7 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2021	2020
Accounts payable	$11,111	$2,811
Accrued interest	510	719
Accrued voyage expenses	2,426	1,593
Accrued employee compensation	1,712	4,176
Other*	3,903	9,204
Total accounts payable and accrued expenses	$19,662	$18,503

*Other includes accrued operating expenses and accrued capital expenditures.

Note 8 - Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2021	2020
Cash and cash equivalents (1)(3)	$60,658	$68,641
Accounts receivable and accrued revenues (1)	30,361	30,060
Total financial assets	$91,018	$98,700

Financial liabilities
Accounts payables and accrued expenses (1)	$19,662	$18,503
Derivative financial liabilities, current (2)	7,002	9,073
Current portion long-term debt (1)	9,792	3,396
Long-term debt (1)	512,507	446,562
Derivative financial liabilities, non-current (2)	4,222	14,601
Total financial liabilities	$553,184	$492,135

(1)	Amortized cost.
(2)	Fair value through profit or loss.
(3)	Cash and cash equivalents include $289 thousand in restricted cash in 2021 and $299 thousand in 2020, including employee withholding tax.

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

Derivatives - interest rate swaps

		Notional amount		Fair value
(Dollars in thousands)	Expires	2021	2020	2021	2020
Swap pays 2.987%, receive floating	Apr. 20, 2023	$39,600	42,000	1,173	2,541
Swap pays 3.012%, receive floating	Apr. 20, 2023	$39,600	42,000	1,185	2,564
Swap pays 3.019%, receive floating	Sept. 29, 2023	$28,176	30,743	1,017	2,131
Swap pays 3.019%, receive floating	Sept. 29, 2023	$27,262	29,829	982	2,060
Swap pays 2.8665%, receive floating	Sep. 29, 2023	$43,690	46,260	1,509	3,147
Swap pays 2.8785%, receive floating	Jun. 30, 2023	$38,106	40,673	1,162	2,513
Swap pays 2.885%, receive floating	Sept. 29, 2023	$43,048	45,618	1,504	3,139
Swap pays 2.897%, receive floating	Sept. 30, 2023	$38,284	40,851	1,339	2,792
Swap pays 3.020%, receive floating	Sept. 29, 2023	$36,600	39,167	1,353	2,786
Total carrying amount		$334,365	357,141	11,224	23,673

Interest-bearing debt

(Dollars in thousands)	Interest	Remaining notional	Carrying amount
			2021	2020
Credit Agricole Credit Facility	LIBOR + 2.19%	35,136	35,002	37,626
Danish Ship Finance Credit Facility	LIBOR + 2.00%	33,973	33,683	36,015
Nordea Credit Facility	LIBOR + 1.90%	231,300	225,214	109,423
ABN Amro Credit Facility	LIBOR + 2.40%	230,067	228,400	266,895
Total carrying amount		530,477	522,299	449,959

As of December 31, 2021, $78.7 million was undrawn under the Nordea Credit Facility and $100.0 million was undrawn under the ABN AMRO Credit Facility.

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

			Non-cash changes

	As of January 1, 2021	Financing cash flows (1)	Amortization	Equity component of convertible notes	Other changes (2)	As of December 31, 2021
Bank loans (3)	449,959	72,840	2,550		(3,049)	522,299
Office leases (4)	4,060	(611)			(164)	3,285
Total (5)	454,019	72,228	2,550	-	(3,213)	525,584

			Non-cash changes

	As of January 1, 2020	Financing cash flows (1)	Amortization	Equity component of convertible notes	Other changes (2)	As of December 31, 2020
Bank loans (3)	734,404	(286,733)	2,288			449,959
Convertible Senior Notes due 2021	116,568		3,250	(119,818)		-
Office leases (4)	2,846	(467)			1,681	4,060
Total (5)	853,817	(287,199)	5,538	(119,818)	1,681	454,019

(1)	The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows.
(2)
Other changes for the year 2021 represent gain on modification of debt, including previously capitalized fees and foreign exchange effects during the year related to IFRS 16 Leases. Other changes for the year 2020 represent new, modified office leases and foreign exchange effects during the year related to IFRS 16 Leases.

(3)
As of December 31, 2021, bank loans consist of current portion long-term debt of $9,792 thousand and long-term debt of $512,507 thousand. As of December 31, 2020, bank loans consist of current portion long-term debt of $3,396 thousand and long-term debt of $446,562 thousand.

(4)
As of December 31, 2021, office leases consist of current liabilities of $624 thousand and $2,661 thousand of non-current liabilities. As of December 31, 2020, office leases consist of current liabilities of $721 thousand and $3,339 thousand of non-current liabilities. The remaining balance of non-current liabilities consist of pensions for both 2021 and 2020, respectively.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2021, the Company had nine interest rate swaps with a total aggregate notional amount of $334,365 thousand as discussed in Note 8.

Interest rate risk sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt. For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2021: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2021 would decrease/increase by $981 thousand; and

●	other comprehensive income would not be affected.

2020: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2020 would decrease/increase by $488 thousand; and

●	other comprehensive income would not be affected.

2019: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	loss for the year ended December 31, 2019 would decrease/increase by $1,805 thousand; and

●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2021, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties. As of December 31, 2021, seven of the Company’s 26 vessels are chartered to five different counterparties and 19 vessels are operated in the spot market.

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

As of December 31, 2021, five customers represented $10,317 thousand, $5,164 thousand, $5,156 thousand, $2,999 thousand and $2,411 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2021	2020
Cash and cash equivalents	$60,658	$68,641
Accounts receivable and accrued revenues	30,361	30,060
Maximum credit exposure	$91,018	$98,700

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2021 (and spot rate at December 31, 2020 for comparatives) is used as a basis for preparation.

As of December 31, 2021
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$24,112	$430,136	$120,724	$574,973
Interest rate swaps	8,929	4,961	-	13,890
Total	$33,041	$435,097	$120,724	$588,863

As of December 31, 2020
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$19,110	$475,441	$-	$494,552
Interest rate swaps	8,541	12,415	-	20,956
Total	$27,651	$487,857	$-	$515,507

Impact of the COVID-19 pandemic

The COVID-19 pandemic introduced uncertainty into global economic activity and, as such, our operational and financial activities. The COVID-19 pandemic caused lower demand for oil and thus lower demand for oil transportation. Demand has begun to recover and leading energy agencies forecast the recovery to reach pre-pandemic levels within 2022. Our business has also been impacted by the COVID-19 pandemic through operational challenges related to our seafarers and our ability to change crew at regular intervals. There are still restrictions affecting crew changes with transit and quarantine procedures and a limited number of geographical options to execute crew changes. As of the date of this report, all our seafarers are fully vaccinated at the time of when they join a vessel, as is the majority of our onboard sailing crew. It remains difficult to estimate the future impact of the pandemic, and hence the impact these factors might have on the financial statements.

Capital management

A key objective in relation to capital management is to ensure that the Company maintains a capital structure suitable to support its business. The Company evaluates its capital structure in light of current and projected cash flows, the cyclicality and the relative strength or weakness of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust or eliminate the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

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

Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility in the amount of $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a wholly owned special purpose vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S.  The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bear interest at a rate equal to LIBOR + 2.00% and are repayable in 10 semiannual installments of $1.2 million each and a final payment of $24.3 million at final maturity. The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the Danish Ship Finance Credit Facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person.

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

Nordea Credit Facility

In April 2017, we entered into a secured six-year credit facility in the amount of $300 million with Nordea, DNB, ABN AMRO, Danish Ship Finance, ING, SEB and Swedbank, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor  (the “Old Nordea Credit Facility”), for the financing of the cash portion of the acquisition of BW Group’s VLCC fleet as well as the remaining installments under the two newbuilding contracts. $204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW. The remaining $96 million was borrowed in connection with the delivery of DHT Stallion and DHT Colt in the second quarter of 2018. Borrowings bore interest at a rate equal to LIBOR + 2.40%.

Subsequent to the sale of DHT Utah in November 2017 and DHT Utik in January 2018, the delivery of DHT Stallion in April 2018 and DHT Colt in May 2018, the prepayment of DHT Lake and DHT Raven in November 2019, the prepayment of $35 million in March 2019, the prepayment of $37.0 million in August 2020 and the drawdown of $15 million in January 2021 and $50 million in February 2021 in connection with the acquisition of two VLCCs, the quarterly installments were $4.2 million with a final payment of $147.3 million in the second quarter of 2023.

In September 2018, DHT secured commitment to a $50 million financing of exhaust gas cleaning systems structured through an increase of the $300 million Old Nordea Credit Facility. Borrowings under the increased facility bore the same interest rate equal to LIBOR + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the financing tranche for exhaust gas cleaning systems was reduced to $45 million.

In May and November 2020, the Company prepaid $25.8 million and $25.8 million, respectively, under the Old Nordea Credit Facility. The voluntary prepayments were made for all regular installments for 2021 and 2022, respectively.

In January 2021 and February 2021, the Company drew down $15 million and $50 million, respectively, under the Nordea revolving credit facility tranche in relation to the purchase of DHT Harrier.

In May 2021, the Company entered into a new secured credit agreement with Nordea, ABN, Credit Agricole, DNB, Danish Ship Finance, ING and SEB, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”) for a new $316.2 million credit facility with Nordea as agent. The Nordea Credit Facility consists of a $119.8 million term loan and a $196.4 million revolving credit facility, of which $60 million is subject to quarterly reductions through the term of the facility.

In June 2021, the Company drew down $233.8 million under the Nordea Credit Facility and repaid the total outstanding under the Old Nordea Credit Facility, amounting to $175.9 million. Borrowings bear interest at a rate equal to LIBOR + 1.90%, and the facility has final maturity in January 2027. In connection with the cessation of LIBOR in 2023, in September 2021, Nordea granted DHT an extension on the requirement under the Nordea Credit Facility to establish a benchmark replacement for LIBOR until November 2022. Additionally, the facility includes an uncommitted accordion of $250.0 million. The credit facility is repayable in quarterly installments of $1.3 million through the fourth quarter of 2022. From the first quarter of 2023, the quarterly installments will be $6.6 million, with a final payment of $114.0 million in addition to the last installment of $5.9 million due in the first quarter of 2027.

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

ABN AMRO Credit Facility

In April 2018, we entered into a $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two special purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “ABN AMRO Credit Facility”), for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to LIBOR + 2.40%.

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

In March 2020 and September 2020, we prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche.

In June 2020, the Company prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2021.

In March 2021, the Company drew down $60 million under the ABN AMRO revolving credit facility tranche in relation to the delivery of DHT Osprey. In June 2021, the Company repaid the $60 million, repaid $6.1 million related to the sale of DHT Condor and additionally prepaid $33.4 million under the ABN AMRO Credit Facility. The voluntary prepayment was made for all regular installments for 2022.

Subsequent to the payments, the loan is repayable in quarterly installments of $7.7 million through Q2 2024 with a final payment of $183.9 million with the last installment.

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

Note 10 - Stockholders’ equity and dividend payment

Stockholders’ equity:

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2019	146,819,401
Restricted stock issued	601,530
Conversion of convertible bonds	23,377,397
Issued at December 31, 2020	170,798,328
Restricted stock issued	841,696
Retirement of treasury shares	(5,513,254)
Issued at December 31, 2021	166,126,770
Par value	$0.01	$0.01
Number of shares authorized for issue at December 31, 2021	250,000,000

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Convertible Notes Offering

Please see note 9 for information on the convertible senior notes.

Preferred stock:

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Stock repurchases:

In 2021, the Company purchased 5,513,254 of its own shares in the open market for an aggregate consideration of $32.2 million, at an average price of $5.82 per share. All shares were retired upon receipt. In 2020, the Company did not repurchase or retire any shares of common stock. In 2019, the Company purchased 725,298 of its own shares in the open market for an aggregate consideration of $3.2 million, at an average price of $4.47 per share. All shares were retired upon receipt.

Dividend payment:

Dividend payment as of December 31, 2021:		Per share
Payment date:	Total payment	Common
February 25, 2021	$ 8.6 million	$0.05
May 26, 2021	$ 6.8 million	$0.04
August 26, 2021	$ 3.3 million	$0.02
November 23, 2021	$ 3.3 million	$0.02
Total payment as of December 31, 2021:	$ 22.1 million	$0.13

Dividend payment as of December 31, 2020:		Per share
Payment date:	Total payment	Common
February 25, 2020	$ 47.0 million	$0.32
May 26, 2020	$ 51.5 million	$0.35
September 2, 2020	$ 82.0 million	$0.48
November 25, 2020	$ 34.2 million	$0.20
Total payment as of December 31, 2020:	$ 214.7 million	$1.35

Dividend payment as of December 31, 2019:		Per share
Payment date:	Total payment	Common
February 26, 2019	$ 7.1 million	$0.05
May 28, 2019	$ 11.4 million	$0.08
August 29, 2019	$ 2.8 million	$0.02
November 14, 2019	$ 7.3 million	$0.05
Total payment as of December 31, 2019:	$ 28.7 million	$0.20

On February 24, 2022, DHT paid a dividend of $0.02 per common share to shareholders of record as of February 17, 2022, resulting in a total dividend payment of $3.3 million.

Note 11- Operating Expenses

Voyage Expenses

(Dollars in thousands)	2021	2020	2019
Bunkers	$72,925	$106,104	$156,171
Other Voyage Related Expenses	19,480	34,460	31,329
Total Voyage Expenses	$92,405	$140,564	$187,500

Voyage expenses relate to bunkers consumption and other voyage related expenses, such as broker commissions and port costs. Voyage expenses for time charter contracts are paid by the charterer, whereas voyage expenses for vessels operating in the spot market are paid by the Company. In both 2021 and 2020, the Company had fewer vessels operating in the spot market than the year before, thereby driving a reduction in voyage expenses.

Vessel Operating Expenses

(Dollars in thousands)	2021	2020	2019
Operating Expenses	$71,609	$75,944	$72,541
Insurance	6,198	6,244	5,785
Total Vessel Operating Expenses	$77,807	$82,188	$78,327

Vessel operating expenses relate to crewing, maintenance, stores and spares and other technical costs to operate our vessels.

General and Administrative Expenses:

(Dollars in thousands)	2021	2020	2019
Total Compensation to Employees and Directors	$11,890	$14,163	$10,331
Office and Administrative Expenses	3,351	2,413	2,633
Audit, Legal and Consultancy	1,325	1,313	1,826
Total General and Administrative Expenses	$16,565	$17,890	$14,789

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

The 2019 Plan may allow for different criteria for new grants.

Stock Compensation Series

	Number of shares	Vesting Period	Fair value at grant date
(1) Granted January 2017, restricted shares	900,000	2 years	$4.61
(2) Granted January 2018, restricted shares	355,000	1 year	3.92
(3) Granted January 2018, restricted shares	212,000	3 years	2.30
(4) Granted January 2019, restricted shares	360,000	3 years	4.25
(5) Granted January 2019, restricted shares	200,000	3 years	3.04
(6) Granted March 2019, restricted shares	210,000	1 year	4.60
(7) Granted January 2020, restricted shares	460,000	3 years	8.22
(8) Granted January 2020, restricted shares	150,000	1 year	8.22
(9) Granted January 2020, restricted shares	200,000	1 year	3.56
(10) Granted January 2021, restricted shares	579,100	3 years	5.52
(11) Granted January 2021, restricted shares	175,000	1 year	5.52
(12) Granted January 2021, restricted shares	119,900	3 years	$3.22

The following reconciles the number of outstanding restricted common stock and share options:

Restricted common stock

Outstanding at December 31, 2018	545,500
Granted	770,000
Exercised*	755,500
Forfeited	-
Outstanding at December 31, 2019	560,000

Outstanding at December 31, 2019	560,000
Granted	810,000
Exercised*	550,002
Forfeited	-
Outstanding at December 31, 2020	819,998

Outstanding at December 31, 2020	819,998
Granted	874,000
Exercised*	733,133
Forfeited	-
Outstanding at December 31, 2021	960,865

*Does not include shares in lieu of dividends

Stock Compensation Expense

(Dollars in thousands)	2021	2020	2019
Expense recognized from stock compensation	$4,371	$4,792	$2,532

The fair value on the vesting date for shares that vested in 2021 was $8.22 for 435,960 shares, $4.25 for 163,764 shares, $5.52 for 120,986 shares and $3.22 for 120,986 shares. The fair value on the vesting date for shares that vested in 2020 was $4.25 for 125,649 shares, $3.56 for 207,786 shares, $4.60 for 235,650 shares and $8.22 for 32,445 shares. The fair value on the vesting date for shares that vested in 2019 was $4.61 for 281,094 shares, $3.92 for 80,101 shares, $2.30 for 212,823 shares, $3.04 for 206,118 shares and $4.60 for 10,435 shares. All share-based compensation is equity-settled and no payments were made for the vested shares. The average contractual life for the outstanding stock compensation series was 0.75 years as of December 31, 2021.

Valuation of Stock Compensation
The fair value at grant date for the shares subject to market conditions is independently determined using a Monte Carlo simulation model that takes into account the grant date, the share price at grant date, the risk-free interest rate, the expected volatility, the expected dividends and the correlation coefficients. The expected price volatility is based on the historic volatility (based on the daily share price logarithmic returns for the contractual life of the restricted stock) adjusted for any expected changes to future volatility due to publicly available information.

In January 2021, a total of 699,000 shares of restricted stock were awarded to management for the year 2020. Of these shares, 119,900 shares vested in March 2021, 153,066 shares vested in January 2022, 153,067 shares will vest in January 2023, and 153,067 shares will vest in January 2024, subject to continued employment or office, as applicable. The calculated fair value at grant date was equal to the share price at grant date. The remaining 119,900 shares vested subject to certain market conditions in March 2021 and the calculated fair value was $3.22 per share. In January 2020, a total of 660,000 shares of restricted stock were awarded to management for the year 2019. Of these shares, 253,334 vested in January 2021, 53,333 shares vested in January 2022, and 153,333 shares will vest in January 2023, subject to continued employment or office, as applicable. The calculated fair value at grant date was equal to the share price at grant date. The remaining 200,000 shares vested subject to certain market conditions in May 2020 and the calculated fair value was $3.5637 per share.

In January 2021, a total of 175,000 shares of restricted stock were awarded to the board of directors for the year 2020. The calculated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2022. In January 2020, a total of 150,000 shares of restricted stock were awarded to the board of directors in for the year 2019. The calculated fair value at grant date was equal to the share price at grant date and 30,000 shares vested in June 2020 and the remaining 120,000 shares vested in June 2021.

Compensation of Directors and Executives

Remuneration of Directors and Executives as a group:

(Dollars in thousands)	2021	2020	2019
Cash compensation	$5,050	$3,897	$3,518
Pension cost	219	206	36
Share compensation*	3,508	4,364	2,003
Total remuneration	$8,776	$8,466	$5,556

* Share compensation reflects the expense recognized.

Shares held by Directors and Executives:

	2021	2020	2019
Directors and Executives as a group*	2,958,894	2,303,011	3,615,221

*Includes 725,665 (2020: 619,998, 2019: 440,000) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months’ base salary and any unvested equity awards may become fully vested in certain circumstances.

Note 12 – Bunker inventory

Bunker inventory consists of remaining bunkers for our spot vessels at the end of the year. The balance was $33,396 thousand as of December 31, 2021 compared to $11,854 thousand as of December 31, 2020.

Bunker inventory is stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and delivery cost less discounts.

Note 13 - Related parties

Related party transactions relate to the Company’s subsidiaries, associated company, employees and members of the board of directors.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Subsequent to DHT’s acquisition of the shares in Samco, the Company owns 50% of Goodwood. As of December 31, 2021, Goodwood is the technical manager for 24 of the Company’s vessels. In 2021, total technical management fees paid to Goodwood were $3,459 thousand. In 2020, total technical management fees paid to Goodwood were $3,310 thousand. In 2019, total technical management fees paid to Goodwood were $3,300 thousand.

Further, DHT has guarantees for certain of its subsidiaries. This mainly relates to the Company’s secured credit facilities, all of which are entered into by special-purpose wholly owned vessel-owning subsidiaries as borrowers and guaranteed by DHT Holdings.

Note 14 - Pensions

The Company is required to have an occupational pension scheme in accordance with Norwegian law on required occupational pensions (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The Company’s pension scheme satisfies the requirements of this law and comprises a defined benefit scheme. At the end of the year, there were 12 participants in the benefit plan.

Defined benefit pension

The Company established a defined benefit plan for qualifying employees in 2010. Under the plan, the employees, from age 67, are entitled to 70% of their base salary at retirement date. Parts of the pension are covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

Liability for defined benefit pension

The Company makes contributions to the defined benefit plan and as of December 31, 2021, the net liability recorded was $662 thousand, compared to $612 thousand as of December 31, 2020 and $420 thousand as of December 31, 2019.

The Company expects to contribute $340 thousand to its defined benefit pension plan in 2022.

Note 15 - Tax

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated, and there are no U.S. legal entities. The Monegasque company, DHT Management S.A.M., is subject to income taxation in Monaco, the Norwegian management company, DHT Management AS, is subject to income taxation in Norway and the subsidiaries in Singapore, DHT Ship Management (Singapore) Pte. Ltd, and DHT Chartering (Singapore) Pte. Ltd, are subject to income taxation in Singapore. The tax effects for the companies are disclosed below.

Specification of income tax:

(Dollars in thousands)	2021	2020	2019
Income tax payable	$378	$587	$111
Tax expenses related to previous year	(27)	309	32
Change in deferred tax	9	5	(12)
Total income tax expense	$360	$900	$131

Specification of temporary differences and deferred tax:

(Dollars in thousands)	December 31, 2021	December 31, 2020	December 31, 2019
Property, plant and equipment	$(11)	$2	$(13)
Pensions	(662)	(612)	(420)
Total basis for deferred tax	(674)	(610)	(432)
Deferred tax liability(asset), net (1)(2)	$(152)	$(140)	$(102)
Deferred tax (asset), gross (3)	(166)	(161)	(126)
Deferred tax liability, gross (3)	14	21	24

(1)	Due to materiality, recognized in prepaid expenses and not on a separate line in the statements of financial position.
(2)	The general income tax rate was reduced from 23% to 22%, effective from fiscal year 2019.
(3)	Deferred tax liability is related to the subsidiary in Singapore and cannot be offset with the deferred tax asset related to the subsidiary in Norway.

Reconciliation of income tax expense:

(Dollars in thousands)	2021	2020	2019
Profit/(loss) before income tax	$(11,147)	$267,181	$73,812
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	360	900	131
Total income tax expense	$360	$900	$131

Note 16 - Investment in associate company

DHT Holdings, Inc. owns 50% of Goodwood Ship Management Pte. Ltd. and as of December 31, 2021, Goodwood was the technical manager for 24 of the Company’s vessels.

(Dollars in thousands)	2021	2020
Investment in associate company	$5,406	$5,233

Details of associate are as follows:

Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2021	2020
Goodwood Ship Management Pte. Ltd.	Ship management	Singapore	50%	50%

The following summarizes the share of profit of the associate that is accounted for using the equity method:

(Dollars in thousands)
Company’s share of	2021	2020
Profit after taxation	$1,278	$1,193
Other comprehensive income for the year, net of tax	$(74)	$104
Total comprehensive income for the year	$1,204	$1,297

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2021, 2020 and 2019. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the Company’s vessel-owning subsidiaries.

FINANCIAL POSITION

(Dollars in thousands)

ASSETS	December 31,	December 31,
Current assets	2021	2020
Cash and cash equivalents	$15,539	$5,310
Accounts receivable and prepaid expenses	74	1,679
Amounts due from related parties	90,190	84,725
Total current assets	$105,803	$91,713

Investments in subsidiaries	$392,489	$434,172
Loan to subsidiaries	338,051	324,420
Investment in associate company	201	201
Total non-current assets	$730,741	$758,793

Total assets	$836,545	$850,506

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$447	$170
Total current liabilities	$447	$170

Stockholders’ equity
Stock	$1,661	$1,708
Paid-in additional capital	1,217,244	1,245,449
Accumulated deficit	(382,808)	(396,820)
Total stockholders’ equity	$836,097	$850,336

Total liabilities and stockholders’ equity	$836,545	$850,506

INCOME STATEMENT

(Dollars in thousands)	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Revenues	$980	$-	$-
Impairment charge	(35,149)	(35,278)	455
Dividend income	70,746	17,081	25,519
General and administrative expense	(17,742)	(19,148)	(14,782)
Operating income/(loss)	$18,835	$(37,345)	$11,192

Interest income	$17,233	$21,434	$27,943
Interest expense	-	(6,766)	(12,177)
Other financial income	26	245	17
Profit/(loss) for the year	$36,095	$(22,433)	$26,975

Statement of Comprehensive Income

(Dollars in thousands)	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Profit/(loss) for the year	$36,095	$(22,433)	$26,975
Total comprehensive income/(loss) for the period	$36,095	$(22,433)	$26,975
Attributable to the owners	$36,095	$(22,433)	$26,975

In the condensed financial statements of the parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

CASH FLOW

(Dollars in thousands)	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019

Cash Flows from Operating Activities:
Profit/(loss) for the year	$36,095	$(22,433)	$26,975
Items included in net income not affecting cash flows:
Amortization	-	3,250	5,459
Impairment charge	35,149	35,278	(455)
Compensation related to options and restricted stock	3,203	4,204	693
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	1,604	(805)	(500)
Accounts payable and accrued expenses	277	(2,246)	(1,317)
Amounts due to related parties	(6,834)	(43,313)	(63,280)
Net cash provided by/(used in) operating activities	$69,494	$(26,063)	$(32,425)

Cash flows from Investing Activities
Loan to subsidiaries	$(5,004)	$223,550	$75,500
Net cash (used in)/provided by investing activities	$(5,004)	$223,550	$75,500

Cash flows from Financing Activities
Cash dividends paid	$(22,083)	$(214,669)	$(28,685)
Purchase of treasury shares	(32,178)	-	(3,248)
Issuance of convertible bonds	-	-	(7)
Repayment of convertible bonds	-	-	(6,426)
Net cash used in financing activities	$(54,261)	$(214,669)	$(38,366)

Net increase/(decrease) in cash and cash equivalents	$10,229	$(17,182)	$4,709
Cash and cash equivalents at beginning of period	5,310	22,492	17,783
Cash and cash equivalents at end of period	$15,539	$5,310	$22,492

The condensed financial information of DHT Holdings, Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the cost method has been used to account for investments in its subsidiaries.

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(Loss) Reconciliation

(Dollars in thousands)	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019

Profit/(loss) of the parent company only under cost method of accounting	$36,095	$(22,433)	$26,975
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(47,776)	288,653	46,969
Profit/(loss) of the parent company only under equity method of accounting	$(11,681)	$266,221	$73,944

Equity Reconciliation

(Dollars in thousands)	December 31, 2021	December 31, 2020	December 31, 2019

Equity of the parent company only under cost method of accounting	$836,097	$850,336	$962,796
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	310,608	358,384	69,731
Equity of the parent company only under equity method of accounting	$1,146,706	$1,208,720	$1,032,527

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2021, the parent company recorded dividend income from its subsidiaries of $69,500 thousand. During the year ended December 31, 2020, the parent company recorded dividend income from its subsidiaries of $15,000 thousand. During the year ended December 31, 2019, the parent company recorded dividend income from its subsidiaries of $25,007 thousand.

During the year ended December 31, 2021, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 18 - Events after the reporting date

In January 2022, for the year 2021, a total of 697,953 shares of restricted stock were awarded to management pursuant to the 2019 Plan, of which 149,588 shares will vest in January 2023, 149,588 shares will vest in January 2024, 124,594 shares will vest prior to December 2024 and 149,589 shares will vest in January 2025. The remaining 124,594 shares will vest subject to certain market conditions prior to December 2024. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was equal to the share price at grant date for 573,359 shares and $4.29 per share for 124,594 shares. In January 2022, a total of 175,000 shares of restricted stock were awarded to the board of directors pursuant to the 2019 Plan. The estimated fair value at grant date was equal to the share price at grant date and the shares will vest in June 2023.

On February 7, 2022, DHT announced that it would pay a dividend of $0.02 per common share on February 24, 2022, to shareholders of record as of February 17, 2022. This resulted in a total dividend payment of $3.3 million.

The financial statements were approved by the board of directors on March 16, 2022, and authorized for issue.

Beginning February 2022, hostilities between Russia and Ukraine have introduced uncertainty into global economic activity and, as such, our operational and financial activities. Given Russia’s role as a major global exporter of crude oil, it is difficult to estimate the future impact of these hostilities, and hence the impact these factors may have on the financial statements.