Form 20-F
period 2022-12-31
DHT Holdings, Inc.
filed 2023-03-23
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

162,653,339 shares of common stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes☒No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “Company” and “DHT” refer to DHT Holdings, Inc. and its subsidiaries and all references to DHT Holdings, Inc. “common stock” are to our common registered shares. All references in this report to “DHT Maritime” or “Maritime” refer to DHT Maritime, Inc., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2018. Our functional currency is the U.S. dollar. Most of our revenues and operating costs are in U.S. dollars. All references in this report to “$” and “dollars” refer to U.S. dollars.

Presentation of Financial Information

DHT Holdings, Inc. prepares its consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”

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

dwt	Deadweight tons, which refers to the total carrying capacity of a vessel by weight.

EGCS	EGCS is the abbreviation for “exhaust gas cleaning system”, a system that is placed in the funnel of a seagoing vessel and removes sulfur (SOx) from the engine exhaust gas emissions.

hull	Shell or body of a ship.

IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.

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

VLCC
VLCC is the abbreviation for “very large crude carrier,” a large crude oil tanker in the range of 200,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the U.S. and Far Eastern destinations.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “could,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;

•	the availability of insurance on commercially reasonable terms;

•	our ability to comply with operating and financial covenants and to repay our debt under the secured credit facilities;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	our ability to operate EGCS to repay the investment;

•
fluctuations in currencies and interest rates and the impact of the discontinuation of remaining London Interbank Offered Rate tenors for US Dollars, or “LIBOR,” after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

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

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. Further, we cannot assess the impact of each such factor on our business or to the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

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

Summary of Risk Factors

Risks Relating to our Company

•
A contraction or tightening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on credit availability, world oil demand and demand for our vessels, which could adversely affect our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

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

Risks Relating to our Industry

•
Vessel values and charter rates are volatile. The highly cyclical nature of the tanker industry may lead to changes in charter rates from time to time, which may adversely affect our earnings, financial condition and results of operations.

•	An oversupply of new vessels may adversely affect charter rates and vessel values.
•	Political decisions may affect our vessels’ trading patterns and could adversely affect our business and operation results.
•	Adverse conditions and disruptions in Asian economies could have a material adverse effect on our business.
•	Adverse conditions and disruptions in European economies could have a material adverse effect on our business.
•	Compliance with environmental laws or regulations, as well as increasing focus on sustainability and other environmental, social and governance matters, may adversely affect our business.

Risks Relating to our Capital Stock

•	The market price of our common stock may be unpredictable and volatile.
•	Future sales of our common stock could cause the market price of our common stock to decline.
•	The anti-takeover provisions in our amended and restated bylaws may discourage a change of control.

Risks Relating to Taxation

•	Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.
•	Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.
•	We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations and would subject dividends paid by us to Norwegian withholding taxes.

RISKS RELATING TO OUR COMPANY

A contraction or tightening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on credit availability, world oil demand and demand for our vessels, which could adversely affect our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

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

There is still considerable instability in the world economy that could initiate a new economic downturn. A resumption of COVID-19, and factors such as inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices and declining business and consumer confidence, have precipitated fears of a possible economic recession and a tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets. Furthermore, a renewal of the financial crisis that affected the banking system and the financial markets may adversely impact our business and financial condition in ways that we cannot predict. In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may not be able to re-charter or employ our vessels profitably which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2022, five of our vessels are currently on charters with four different charterers. At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be reduced or eliminated.

We are dependent on performance by our charterers and any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2022, five of our 23 vessels currently in operation are on time charters. We are dependent on the performance by the charterers of their obligations under the charters. The ability and willingness of our charterers to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the charterer and various expenses. Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

We may have difficulty managing growth which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

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

We may elect to reduce the size of our fleet which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

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

To maintain our carrying capacity, we may enter into newbuilding agreements that subject us to certain risks, and the failure of our counterparties to meet their obligations thereunder could cause us to suffer losses or otherwise adversely affect our business.

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

We cannot assure you that we will be able to refinance our indebtedness incurred under the secured credit facilities which may increase our cost of borrowing or cause us to issue additional equity securities which would be dilutive to existing shareholders.

In the event that we are unable to service our debt obligations out of our operating activities, we may need to refinance our indebtedness and we cannot assure you that we will be able to do so on terms that are acceptable to us or at all, especially in the current interest rate environment. The actual or perceived tanker market rate environment and prospects and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing. If we are unable to refinance our indebtedness, we may choose to issue securities or sell certain of our assets in order to satisfy our debt obligations.

Fluctuations in interest rates could adversely affect our results of operation and financial condition.

We are exposed to market risk from changes in interest rates because borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR benchmark settings currently published by ICE Benchmark Administration immediately after June 30, 2023 for US-dollar LIBOR settings. In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected and the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York, as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict how markets will respond to SOFR or other alternative reference rates. The manner and impact of this transition could materially adversely affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. As of December 31, 2022, our obligations under our secured credit facilities which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to $365.5 million. While we occasionally use interest rate swaps to partly reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. We are in the process of negotiating the replacement benchmark rate on two of our four credit facilities before the cessation of LIBOR in June 2023, and the use of an alternative rate or benchmark, may negatively impact our interest rate expense. Two credit facilities were refinanced to SOFR in November 2022 and January 2023, respectively. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted. For additional information, see “Item 5. Operating and Financial Review and Prospects—Market Risks and Financial Risk Management” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

A limited number of customers comprise the majority of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and ability to allocate capital to maintain our fleet and consolidation or alliances among these customers will reduce our bargaining power.

Five customers represent the majority of our revenue. The five customers together represented 41%, 53% and 50%of our revenue in 2020, 2021 and 2022, respectively. The number of companies which comprise our client base may shrink, which could render us dependent on establishing relationships with new customers to generate a substantial portion of our revenues. The cessation of business with these companies or their failure to fulfill their obligations under the charters for our vessels could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. Industry consolidations and alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

Our financial and operating performance has been and may continue to be adversely affected by the COVID-19 pandemic and related governmental responses thereto which may have a material adverse effect on our results of operations and financial condition.

Our business may be adversely affected by the continued outbreak of the COVID-19 virus (and variants that may emerge), which has introduced uncertainty into global economic activity and, as such, our operational and financial activities. Failure to control the spread of the virus could continue to significantly impact economic activity which could adversely affect our business, financial condition, and results of operations. As the situation is continuously evolving with further waves of infections and new variants of the virus being discovered across many countries worldwide, it is difficult to predict the severity and long-term impact of the pandemic on the industry and the Company at this time. The onset of the pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence in the COVID-19 virus or any variants thereof. Initially, the pandemic negatively impacted global economic activity and demand for energy. As a result of decreased demand for oil and refined products, oil inventories accumulated resulting in reduced demand for oil transportation.

A renewed spread of the COVID-19 virus and the emergence of new variants may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. Immigration and quarantine challenges stemming from the COVID-19 outbreak could result in scheduled repairs exceeding the expected time, causing our vessels to remain off-hire for longer periods than planned. Our ability to change crews at regular intervals may continue to be impacted, as crews may be required to stay onboard longer than planned, resulting in higher costs for crew changes. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 - related disruptions may lead to the termination of charters leaving our vessels without employment. If this were to occur, we may be unable to secure new charters for our vessels at rates sufficient to meet our financial obligations, and this could adversely affect our future financial and operating performance.

The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of the COVID-19 pandemic or other epidemic or a recession or market correction resulting from the spread of COVID-19 could have a material adverse effect on our future financial and operating performance.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels due to changing trading patterns or other factors not controlled by us. If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends. As of December 31, 2022, we had no vessels on index-based charters for which the profit sharing element is calculated based on the indexes.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management of our vessels is handled by Goodwood Ship Management Pte. Ltd. (of which DHT owns 53%) and V.Ships France SAS (which manages our French flag vessel). Under our ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee. The amounts that we have available, if any, to pay distributions to our stockholders could be impacted by changes in the cost of operating our vessels.

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

The European Union Code of Conduct Group has assessed the tax policies of a range of countries, including the Marshall Islands, where we and 20 of our vessel-owning subsidiaries are incorporated, the Cayman Islands, where seven of our vessel-owning subsidiaries are incorporated; and Bermuda (together with the Marshall Islands and the Cayman Islands, collectively, “Economic Substance Jurisdictions”), where our principal executive offices are located.

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
The Economic Substance Laws generally require companies that are registered in the applicable Economic Substance Jurisdiction and carrying on one or more “relevant activities” to maintain a substantial economic presence in such Economic Substance Jurisdiction. The list of “relevant activities” includes, among other business activities, shipping business, headquarters business and holding company business. The Company intends to comply with relevant Economic Substance Laws; however, it is difficult to predict the outcome of any review by the authorities as to whether we have correctly interpreted the requirements. Failure to comply with relevant Economic Substance Laws in each Economic Substance Jurisdiction may subject us to certain monetary penalties and, solely with respect to the Marshall Islands ESR, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity. Accordingly, any implementation of, or changes to, any of the Economic Substance Laws that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

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

Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. War, terrorism and geopolitical conflicts could be accompanied by cyberattacks against instruments of the government and/or cyberattacks on surrounding countries. It is possible that such attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could hinder our ability to conduct our business effectively and adversely impact our revenues. It is difficult to assess the likelihood of such threat and any potential impact at this time.

RISKS RELATING TO OUR INDUSTRY

Our results of operations and financial condition depend significantly on charter rates for VLCC vessels, which may be highly volatile and are based on macroeconomic factors outside of our control. If we cannot charter or sell our vessels on favorable terms, there could be a material adverse effect on our earnings and our ability to comply with our loan covenants.

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

Additionally, as of the date of this report, 16 of our vessels operate in the spot market, which exposes us to the fluctuations in spot market rates. The spot market is highly competitive, and rates within this market are subject to volatile fluctuations. We may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results.

The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affects the need for tanker capacity;

•	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which could impact the need for tanker capacity;

•	developments in international trade, protectionism and market fragmentation;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	weather; and

•	competition from alternative sources of energy.

•	The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values, which may have a material adverse effect on our results of operations and financial condition.

If the carrying capacity of new ships delivered exceeds the capacity of tankers being removed from the fleet, total transportation capacity will increase. As of March 16, 2023, the newbuilding orderbook for VLCC vessels equaled 1.9% of the existing fleet measured in dwt. We cannot assure you that the orderbook will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

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

We operate our ships worldwide, which means adverse conditions and disruptions in the global economy could have a material adverse effect on our business.

Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic and business conditions. The world economy is subject to downside economic risks stemming from factors such as high inflation, energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. Adverse conditions and disruptions in the global economy, particularly the U.S. economy, European economies, and Asian economies, may lead to weaker demand for our services and have a material adverse effect on our business.

In recent years, Asia has emerged as the most important region for demand of oil and oil transportation. However, if China’s growth in gross domestic product and in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact shipping demand. There may also be long-term adverse impacts from the COVID-19 pandemic crisis in China which negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business.

In addition, in recent years, the EU has faced both financial and political turmoil which, if it continues or worsens, could have a material adverse effect on our business. For example, following the global financial crisis of 2008, several countries in Europe faced a sovereign debt crisis (commonly referred to as the “European Debt Crisis”) that negatively affected economic activity in that region and adversely affected the strength of the euro versus the U.S. dollar and other currencies. Although some of these countries are no longer facing a serious debt crisis, the lingering effects of the European Debt Crisis are unclear and may have a material adverse effect on our business, particularly if any European countries face sovereign debt default.

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

In addition, in complying with the OPA, International Maritime Organization, or “IMO,” regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements and climate control, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, in 2017, the U.S. and the IMO enacted ballast water discharge standards that require the installation of ballast water treatment systems in existing ships by September 8, 2024, which will increase compliance costs for us and other similarly regulated ocean carriers. In the past, the IMO and EU accelerated non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Although all of our tankers are double-hulled, future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission and other emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for implementation of new technologies. On November 1, 2022, carbon intensity measures came into force that require ships to calculate their Energy Efficiency Index (“EEXI”), which indicates a ship’s efficiency compared to a specified baseline, and their annual operational Carbon Intensity Indicator (CII) and CII rating. The EEXI could lead to technical steps, such as power limitations or installations of technical features, to improve the energy efficiency of ships. The CII rating will be on a scale from A to E, with E as the lowest score. If our ships rate D for three consecutive years or E for a single year, they must develop corrective action plans to achieve the required annual operational CII. Such plans may include capital expenditures and investments for our ships to stay in compliance. In addition, although emissions of greenhouse gases from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement,” a new treaty may be adopted in the future that includes additional restrictions on shipping emissions beyond those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention.” Compliance with pending or future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to invest in new equipment to be installed onboard, acquire allowances or pay taxes related to our greenhouse gas emissions, as well as impact revenue generation and strategic growth opportunities.

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

Terrorist attacks, international hostilities, and the emergence or continuation of a global public health threat, such as the COVID-19 pandemic crisis, could affect the demand for oil transportation, which could adversely affect our business.

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

The ongoing conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Acts of piracy on ocean-going vessels could adversely affect our business and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world, such as the Gulf of Aden off the coast of Somalia, the Gulf of Guinea in West Africa, and the South China Sea. For example, in November 2008, the M/V Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture. If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was categorized in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us. In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

During 2022, 2021 and 2020, no vessels in our fleet made any calls to ports in Iran. During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing 0.27% of our 741 calls on worldwide ports during the same period. During 2017, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of four calls to ports in Iran, representing 0.56% of our 707 calls on worldwide ports during the same period. During 2016, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of three calls to ports in Iran, representing 0.48% of our 629 calls on worldwide ports during the same period. Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012. The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels. Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran. To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2022.

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

Vessel values may be depressed at a time when we sell a vessel, when our subsidiaries are required to make a repayment under the secured credit facilities or when the secured credit facilities mature, which could adversely affect our liquidity and our ability to refinance the secured credit facilities.

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

We operate in the highly competitive international tanker market and may not be able to compete effectively or operate profitably, which could affect our financial position.

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

The shipping industry has inherent operational risks, which could impair the ability of charterers to make payments to us and which may have a material adverse effect on our results of operations and financial condition.

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

Governments could requisition our vessels during a period of war or emergency without adequate compensation which could have a material adverse effect on our results of operations and financial condition.

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

Future sales of our common stock could cause the market price of our common stock to decline and would be dilutive to existing shareholders.

The market price of our common stock could decline due to sales of our shares in the market or the perception that such sales could occur. This could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all. The sale of additional common stock would result in dilution to our existing stockholders.

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

We may not pay dividends in the future, and our dividend policy is subject to change at any time.

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

We have a significant number shares of common stock that are available for resale.

We have shares of common stock that are available for resale. We do not know when or in what amount these shareholders, or their respective transferees, donees, pledgees, or other successors in interest may offer their shares of common stock for sale, if any. These shares may create an excess supply of our stock if any significant resale were to occur. The sale of additional common stock would result in dilution to our existing stockholders.

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

Our amended and restated bylaws restrict stockholders from bringing certain legal action against our officers and directors and investors may find it difficult or impossible to effect service of process and enforce judgments against us, our directors and our executive officers.

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

Additionally, our officers and most of our directors reside outside of the United States and our assets are located outside of the United States. As a result, it may be difficult for U.S. investors to: (i) effect service of process within the United States upon the Manager or those directors and officers who are not residents of the United States; or (ii) realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code. Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2022 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2023 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

On February 12, 2010, DHT Holdings, Inc. was incorporated under the laws of the Marshall Islands, and DHT Maritime became a wholly owned subsidiary of DHT Holdings, Inc. in March 2010 until it was dissolved in November 2018. Shares of DHT Holdings, Inc. common stock trade on the NYSE under the ticker symbol “DHT.”

Our principal capital expenditures during the last three fiscal years and through the date of this report include $136 million in connection with the acquisition of two VLCCs, $36 million related to 10 exhaust gas cleaning systems and $15 million related to 10 ballast water treatment systems. Our principal divestitures during the same period comprise the sale of six VLCC tankers for a total of $199 million.

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda. Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 295-1422. We own each of the vessels in our fleet through wholly owned subsidiaries incorporated under the laws of the Marshall Islands or the Cayman Islands. Additionally, we wholly own a subsidiary incorporated under the laws of the Republic of Singapore that does not own any vessels. We operate our vessels through our subsidiary management companies in Monaco, Norway and Singapore.

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

We operate a fleet of crude oil tankers. As of March 16, 2023, our fleet consisted of 23 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings, Inc. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons. As of the date of this report, seven of our 23 vessels are on time charters and 16 vessels are operating in the spot market. The fleet operates globally on international routes. The 23 VLCCs have a combined carrying capacity of 7,152,498 dwt and an average age of 9.4 years as of the date of this report.

RECENT DEVELOPMENTS

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders (the “ING Credit Facility”) for the refinancing of the then-outstanding amount under the ABN AMRO Credit Facility (as defined in Item 5). The ING Credit Facility bears interest at a rate equal to SOFR plus a margin of 1.90%, including the historical Credit Adjustment Spread (CAS) of 26 basis points and has final maturity in January 2029.

Sale of three VLCCs

In May 2022, the Company entered into agreements to sell DHT Hawk, built 2007, and DHT Falcon, built 2006, for $40 million and $38 million, respectively. The vessels were both delivered during the second quarter of 2022 and the sales generated a combined gain of $12.7 million. In August 2022, the Company entered into an agreement to sell DHT Edelweiss, built 2008, for $37 million. The vessel was not fitted with exhaust gas cleaning system and was due for its 3rd Special Survey and installation of ballast water treatment system in the first quarter of 2023. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million.

Credit Agricole Credit Facility

In November 2022, the Company entered into agreement for a $37.5 million refinancing with Credit Agricole. The Credit Agricole Credit Facility bears interest at a rate equal to SOFR plus a margin of 2.05%, including a historical Credit Adjustment Spread (CAS) of 26 basis points and has final maturity in December 2028.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 16, 2023:

Vessel	Type of Employment	Expiry
VLCC
DHT Mustang	Time charter	Q2 2023
DHT Bronco	Spot
DHT Colt	Time charter	Q2 2023
DHT Stallion	Spot
DHT Tiger	Spot
DHT Harrier	Time charter	Q4 2024
DHT Puma	Time charter with profit sharing	Q1 2026
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Spot
DHT Leopard	Time charter	Q2 2027
DHT Jaguar	Spot
DHT Taiga	Spot
DHT Opal	Spot
DHT Sundarbans	Spot
DHT Redwood	Spot
DHT Amazon	Time charter	Q2 2023
DHT Peony	Spot
DHT Lotus	Spot
DHT China	Spot
DHT Europe	Spot
DHT Bauhinia	Spot
DHT Scandinavia	Spot

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

Technical Management

Our vessel that flies the French flag is managed by V. Ships France SAS (the “Technical Manager”). Under our ship management agreement with the Technical Manager, the Technical Manager is responsible for the technical operation and upkeep of the respective vessel, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring the vessel complies with the requirements of classification societies as well as relevant governments, flag state, environmental and other regulations and that the respective vessel subsidiary pays the actual cost associated with the technical management and an annual management fee.

The ship management agreement with V. Ships France SAS is cancelable by us or the Technical Manager for any reason at any time upon 60 days’ prior written notice to the other. Upon termination, we are required to cover actual crew support cost and severance cost and to pay a management fee for three months following termination. We will be required to obtain the consent of any applicable charterer and our lenders before we appoint a new manager; however, such consent may not be unreasonably withheld. The technical management for our 22 vessels that fly the Hong Kong flag is carried out by our subsidiary, Goodwood Ship Management Pte. Ltd.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2022:

Company	Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society***	Percent of Ownership
	VLCC
DHT Mustang Inc	DHT Mustang [5]	2018	317,975	HK	HHI	ABS	100%
DHT Bronco Inc	DHT Bronco [5]	2018	317,975	HK	HHI	ABS	100%
DHT Colt Inc	DHT Colt [4]	2018	319,713	HK	DSME	LR	100%
DHT Stallion Inc	DHT Stallion [4]	2018	319,713	HK	DSME	LR	100%
DHT Tiger Limited	DHT Tiger [2]	2017	299,629	HK	HHI	ABS	100%
DHT Harrier Inc	DHT Harrier [6]	2016	299,985	HK	DSME	LR	100%
DHT Puma Limited	DHT Puma [2]	2016	299,629	HK	HHI	ABS	100%
DHT Panther Limited	DHT Panther [2]	2016	299,629	HK	HHI	ABS	100%
DHT Osprey Inc	DHT Osprey [6]	2016	299,999	HK	DSME	LR	100%
DHT Lion Limited	DHT Lion [2]	2016	299,629	HK	HHI	ABS	100%
DHT Leopard Limited	DHT Leopard [2]	2016	299,629	HK	HHI	ABS	100%
DHT Jaguar Limited	DHT Jaguar [2]	2015	299,629	HK	HHI	ABS	100%
Samco Iota Ltd	DHT Taiga [1]	2012	314,249	HK	HHI	ABS	100%
DHT Opal Inc	DHT Opal [3]	2012	320,105	HK	DSME	LR	100%
Samco Theta Ltd	DHT Sundarbans [1]	2012	318,123	HK	HHI	LR	100%
Samco Kappa Ltd	DHT Redwood [1]	2011	314,249	HK	HHI	ABS	100%
Samco Eta Ltd	DHT Amazon [1]	2011	318,130	RIF	HHI	LR	100%
DHT Peony Inc	DHT Peony [3]	2011	320,013	HK	BSHIC	ABS	100%
DHT Lotus Inc	DHT Lotus [3]	2011	320,142	HK	BSHIC	ABS	100%
Samco Epsilon Ltd	DHT China [1]	2007	317,794	HK	HHI	LR	100%
Samco Delta Ltd	DHT Europe [1]	2007	317,713	HK	HHI	LR	100%
DHT Bauhinia Inc	DHT Bauhinia [3]	2007	301,019	HK	DSME	LR	100%
Samco Gamma Ltd	DHT Scandinavia [1]	2006	317,826	HK	HHI	ABS	100%

*HK: Hong Kong; RIF: French International Registry.

**HHI: Hyundai Heavy Industries Co., Ltd.; BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd.; NACKS: Nantong Cosco KHI Engineering Co. Ltd; DSME: Daewoo Shipbuilding & Marine Engineering Co., Ltd.

***ABS: American Bureau of Shipping, an American classification society; LR: Lloyd’s Register, a United Kingdom classification society.

[1]	Acquired on September 17, 2014.
[2]
Delivery dates from HHI for six newbuildings were as follows: DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016 and DHT Tiger on January 16, 2017.

[3]
Delivery dates for the vessels acquired from BW Group Limited (“BW Group”) were as follows: DHT Opal on April 24, 2017, DHT Peony on April 29, 2017, DHT Bauhinia on June 13, 2017 and DHT Lotus on June 20, 2017.

[4]	Delivery dates from DSME for the two newbuildings acquired from BW Group were as follows: DHT Stallion on April 27, 2018 and DHT Colt on May 25, 2018.
[5]	Delivery dates from HHI for the two newbuildings were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.
[6]	Delivery dates were as follows: DHT Harrier on February 18, 2021 and DHT Osprey on April 12, 2021.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table on page 27 of this report.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which our tankers operate or are registered. Under our ship management agreements, the Technical Managers have assumed technical management responsibility for the vessels in our fleet, including responsibility for compliance with all government and other regulations. If our ship management agreements with the Technical Managers terminate, we would attempt to hire another party to assume this responsibility, which includes compliance with the regulations described herein and any costs associated with such compliance. However, in such event, we may be unable to hire another party to perform these and other services, and we may incur substantial costs to comply with environmental requirements.

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

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.” Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.” Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances to specified amounts that have been revised from time to time and are subject to exchange rates. In addition, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, was ratified in September 2016 and came into force in September 2017. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The cost of compliance with such ballast water treatment requirements, including the installation of ballast water treatment systems, could increase for ocean carriers, and these costs may be material. As of the date of this report, all of our vessels have ballast water treatment systems installed.

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

U.S. Requirements

The U.S. regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA.” OPA affects all owners and operators whose vessels trade with the U.S., its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200-nautical-mile exclusive economic zone around the U.S. CERCLA applies to the discharge of hazardous substances (other than petroleum) whether on land or at sea. Both OPA and CERCLA impact our business operations.

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

MEPC also finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. On November 1, 2022, carbon intensity measures came into force that require ships to calculate their Energy Efficiency Index (“EEXI”), which indicates a ship’s efficiency compared to a specified baseline, and their annual operational Carbon Intensity Indicator (CII) and CII rating. The EEXI could lead to technical steps, such as power limitations or installations of technical features, to improve the energy efficiency of ships. The CII rating will be on a scale from A to E, with E as the lowest score. If ships rate D for three consecutive years or E for a single year, they must develop corrective action plans to achieve the required annual operational CII. Such plans may include potentially significant capital expenditures and investments for existing ships to stay in compliance. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be reviewed by January 1, 2026.

The U.S. has adopted regulations to limit greenhouse gas emissions from certain mobile and large stationary sources. Although these regulations do not apply to greenhouse gas emissions from ships, the EPA may regulate greenhouse gas emissions from ocean-going vessels in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases, could require us to make significant financial expenditures or otherwise impact our vessels or their operation in ways that we cannot predict with certainty at this time.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2022.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
DHT Management S.A.M.		Monaco	99%[1]
DHT Management AS		Norway	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
DHT Chartering (Singapore) Pte. Ltd.		Singapore	100%
Goodwood Ship Management Pte. Ltd.		Singapore	53%
DHT Bauhinia, Inc.	DHT Bauhinia	Marshall Islands	100%
DHT Bronco, Inc.	DHT Bronco	Marshall Islands	100%
DHT Colt, Inc.	DHT Colt	Marshall Islands	100%
DHT Edelweiss, Inc. [2]		Marshall Islands	100%
DHT Falcon, Inc. [2]		Marshall Islands	100%
DHT Harrier Inc.	DHT Harrier	Marshall Islands	100%
DHT Hawk, Inc. [2]		Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Lotus, Inc.	DHT Lotus	Marshall Islands	100%
DHT Mustang, Inc.	DHT Mustang	Marshall Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Osprey Inc.	DHT Osprey	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Peony, Inc.	DHT Peony	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Stallion, Inc.	DHT Stallion	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
Samco Delta Ltd.	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd.	DHT China	Cayman Islands	100%
Samco Eta Ltd.	DHT Amazon	Cayman Islands	100%
Samco Gamma Ltd.	DHT Scandinavia	Cayman Islands	100%
Samco Iota Ltd.	DHT Taiga	Cayman Islands	100%
Samco Kappa Ltd.	DHT Redwood	Cayman Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Cayman Islands	100%

1          The remaining 1% of DHT Management S.A.M is owned by the President & Chief Executive Officer
2          Dormant company

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 23 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings, Inc. VLCCs are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt”. As of the date of this report, seven of the vessels are on time charters and 16 vessels are operating in the spot market. The fleet operates globally on international routes. The 23 VLCCs have a combined carrying capacity of 7,152,498 dwt and an average age of 9.4 years as of the date of this report.

As of March 2023, we have entered into ship management agreements with two Technical Managers: Goodwood and V.Ships (France). Goodwood is owned 53% by DHT and manages our vessels flying the Hong Kong flag. V.Ships (France) manages the vessel flying the French flag. The Technical Managers are generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations. Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;

•	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

•	our vessels’ operating expenses;

•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;

•	the required capital expenditures related to newbuilding orders;

•	our ability to access capital markets to finance our fleet;

•	our vessels’ depreciation and potential impairment charges;

•	our general and administrative and other expenses;

•	our interest expense including any interest swaps;

•	any future vessel sales and acquisitions;

•	general market conditions when charters expire;

•	fluctuations in the supply of and demand for oil transportation;

•	the impact of the COVID-19 pandemic (and variants that may emerge); and

•	prepayments under our credit facilities to remain in compliance with covenants.

Our revenues are principally derived from time charter hire and by vessels operating in the spot market. Freight rates are sensitive to patterns of supply and demand for oil transportation. Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported. The demand for oil transportation is affected by the state of the global economy and commercial and strategic inventory building of oil, among other things. The number of vessels is affected by the construction of new vessels and by the retirement of existing vessels from service. The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values (refer to “Item 3.D. Risk Factors—Risks Relating to Our Industry”).

Our expenses consist primarily of voyage expenses, hereunder primarily cost of bunkers and port charges; vessel operating expenses, hereunder crew cost, maintenance expenses, spare parts, various consumables, insurance premium expenses; interest expense, financing expenses, depreciation expense, impairment charges, vessel taxes and general and administrative expenses.

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

MARKET OUTLOOK FOR 2023

The macroeconomic backdrop for our market is complex. Following a period of significant financial stimulus from central banks, the main global economic regions are facing inflationary pressure which is being met with rising interest rates with the goal of forcing an economic slowdown and taming inflation. In parallel, important events are taking place, directly impacting our market and outlook. Firstly, Russia and Ukraine are involved in an ongoing conflict. As Russia has been a significant supplier of oil and gas historically, the conflict is challenging energy security and disrupting trade flows. This has reduced the productivity of the global tanker fleet through longer transportation distances and more intricate logistics, consequently increasing demand for transportation. Secondly, China is reopening its society following strict lockdown in response to COVID-19. This has restarted economic activity and, amongst other factors , increased demand for oil imports and related transportation.

The orderbook for supply of new ships is rapidly decreasing with contracted new supply essentially coming to an end within 2023. The fleet in the water is quickly becoming older with roughly 30% of the VLCC fleet now older than 15-years, and about 14% of the fleet older than 20-years. Many older ships are engaged in what is referred to as the “shadow fleet”, ships involved in transporting either partly or fully sanctioned oil. This phenomenon is removing ships from the global sanctions-compliant fleet with a low probability of returning to the regular and sanctions-compliant market. Factors discouraging shipowners from ordering new ships include high prices, long lead-time for delivery, and in the energy transition context, uncertainty about future fuels both in terms of availability and cost.

The tanker market recovery has commenced, with a turning point last fall of a flattening forward oil price curve coinciding with the WTI oil being discounted versus Middle Eastern grades, driven by U.S. SPR releases that boosted U.S. exports. Leading agencies forecast growing demand for oil, and we expect healthy demand for our services.

Our strategy continues to be based on the following core principles:

-	an experienced organization focused on first rate operations and customer service;

-	maintain a prudent capital structure and robust cash break-even levels for our fleet that promote staying power through the business cycles;

-	combination of market exposure and fixed income for our fleet amd

-	countercyclical philosophy with respects to investments, employment of our fleet and capital allocation.

A.	RESULTS OF OPERATIONS

Income from Vessel Operations

Shipping revenues increased by $154.5 million, or 52.2%, to $450.4 million in 2022 from $295.9 million in 2021. The increase from 2021 to 2022 includes $168.6 million attributable to higher tanker rates partly offset by $14.1 million attributable to a decrease in total revenue days as a result of sale of vessels. Shipping revenues decreased by $395.2 million, or 57.2%, to $295.9 million in 2021 from $691.0 million in 2020. The decrease from 2020 to 2021 includes $366.8 million attributable to lower tanker rates and $28.3 million attributable to a decrease in total revenue days as a result of scheduled off-hire in connection with special surveys, installation of ballast water treatment systems and installations of exhaust gas cleaning systems.

Other revenues for 2022 were $3.8 million and mainly relate to technical management services provided.

The Company recorded a gain of $19.5 million for 2022 related to sale of vessels compared to a gain of $15.2 million for 2021 related to the same.

There was no other income for 2022, whereas other income for 2021 was $4.6 million which related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

Voyage expenses increased by $93.1 million to $185.5 million in 2022 from $92.4 million in 2021. The increase was due to more vessels in the spot market and higher bunker prices representing a $81.3 million increase in bunker expenses and a $12.7 million increase in port expenses. Voyage expenses decreased by $48.2 million to $92.4 million in 2021 from $140.6 million in 2020. The decrease was due to fewer vessels in the spot market representing a $33.2 million decrease in bunker expenses, a $8.6 million decrease in port expenses and a $4.6 million decrease in broker commission.

Vessel operating expenses decreased by $4.0 million to $73.8 million in 2022 from $77.8 million in 2021. The decrease was due to a 8.7% decrease in operating days from 9,777 days in 2021 to 8,929 days in 2022. Vessel operating expenses decreased by $4.4 million to $77.8 million in 2021 from $82.2 million in 2020. The decrease was due to a 1.1% decrease in operating days from 9,882 days in 2020 to 9,777 days in 2021 in addition to up storing of spares and consumables in relation to IMO 2020 in 2020.

Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, decreased by $5.3 million to $123.3 million in 2022 from $128.6 million in 2021. The decrease resulted from a decrease in depreciation related to vessels of $5.1 million, a decrease in depreciation of docking of $1.9 million, partly offset by additional depreciation related to exhaust gas cleaning systems of $1.4 million. Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $4.4 million to $128.6 million in 2021 from $124.2 million in 2020. The increase resulted from additional depreciation related to exhaust gas cleaning systems of $5.8 million, partly offset by a decrease in depreciation related to vessels of $1.5 million.

There were no impairment charges or reversals of prior impairment charges in 2022. There were no impairment charges or reversals of prior impairment charges in 2021. Impairment charges totaled $12.6 million in 2020 due to a decline in market values for second-hand tankers combined with the observed deterioration in the current charter rates and the expectation of a softer market in the short to medium time frame. Please refer to “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Carrying Value and Impairment” for a discussion of the key reasons for impairment charges.

General and administrative expenses in 2022 were $16.9 million (of which $4.2 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $16.6 million in 2021 (of which $4.4 million was non-cash cost related to restricted share agreements for our management and board of directors) and $17.9 million in 2020 (of which $4.8 million was non-cash cost related to restricted share agreements for our management and board of directors).

General and administrative expenses for 2022, 2021 and 2020 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $11.6 million in 2022 compared to $11.3 million in 2021. The increase was due to a $3.0 million gain related to debt modification in 2021, partly offset by a non-cash gain of $15.0 million related to interest rate derivatives in 2022 compared to a non-cash gain of $12.5 million in 2021. Net financial expenses were $11.3 million in 2021 compared to $46.4 million in 2020. The decrease was due to a non-cash gain of $12.5 million related to interest rate derivatives in 2021 compared to a non-cash loss of $8.1 million in 2020 and $12.7 million decrease in interest expenses due to reduced outstanding debt and a reduction in LIBOR.

B.	LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital-intensive industry. We fund our working capital requirements with cash from operations to cover our voyage expenses, operating expenses, payments of interest, payments of insurance premiums, payments of vessel taxes, the payment of principal under our secured credit facilities, capital expenses related to periodic maintenance of our vessels, payment of dividends, and securities repurchases. We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance. With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo. We finance our vessel acquisitions, including newbuilding contracts, with a combination of cash generated from operations, debt secured by our vessels, and the sale of equity.

In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2020, the Company did not repurchase or retire any shares of common stock. In March 2021, our board of directors approved a repurchase through March 2022 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2021, the Company repurchased and retired 5,513,254 shares of common stock in the open market at an average price of $5.82 per share. In March 2022, our board of directors approved a repurchase through March 2023 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2022, the Company repurchased and retired 4,326,379 shares of common stock in the open market at an average price of $5.71 per share. In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares.

Since 2020, we have paid the dividends set forth in the table below. The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands. While dividends are intended to be paid in accordance with our dividend policy communicated at any given time, they are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. In September 2022, our board of directors revised the dividend policy to return 100% of our net income to shareholders in the form of quarterly cash dividends (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—We may not pay dividends in the future”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 - March 31, 2020	$51.5 million	$0.35	May 19, 2020	May 26, 2020
April 1 - June 30, 2020	$82.0 million	$0.48	Aug. 26, 2020	Sep. 2, 2020
July 1 - Sep. 30, 2020	$34.2 million	$0.20	Nov. 18, 2020	Nov. 25, 2020
Oct. 1 - Dec. 31, 2020	$8.6 million	$0.05	Feb. 18, 2021	Feb. 25, 2021
Jan. 1 - March 31, 2021	$6.8 million	$0.04	May 19, 2021	May 26, 2021
April 1 - June 30, 2021	$3.3 million	$0.02	Aug. 19, 2021	Aug. 26, 2021
July 1 - Sep. 30, 2021	$3.3 million	$0.02	Nov. 16, 2021	Nov. 23, 2021
Oct. 1 - Dec. 31, 2021	$3.3 million	$0.02	Feb. 17, 2022	Feb. 24, 2022
Jan. 1 - March 31, 2022	$3.3 million	$0.02	May 19, 2022	May 26, 2022
April 1 - June 30, 2022	$6.5 million	$0.04	Aug. 23, 2022	Aug. 30, 2022
July 1 - Sep. 30, 2022	$6.5 million	$0.04	Nov. 22, 2022	Nov. 29, 2022
Oct. 1 - Dec. 31, 2022	$61.9 million	$0.38	Feb. 17, 2023	Feb. 24, 2023

Working capital, defined as total current assets less total current liabilities, was $171.2 million at December 31, 2022 compared to $90.0 million at December 31, 2021. The increase in working capital in 2022 resulted mainly from an increase in cash and cash equivalents of $65.3 million, an increase in accounts receivable and accrued revenues of $29.1 million, a decrease in derivative financial liabilities of $7.0 million, an increase in prepaid expenses of $4.4 million and an increase in derivative financial assets of $3.8 million, partly offset by an increase in current portion long-term debt of $19.8 million and an increase in accounts payable and accrued expenses of $9.7 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $125.9 million at December 31, 2022 and $60.7 million at December 31, 2021. In 2022, net cash provided by operating activities was $127.9 million, net cash provided by investing activities was $110.5 million (comprising $112.4 million related to proceeds from sale of vessels and $8.3 million related to acquisition of subsidiary, net of cash paid, partly offset by $9.9 million related to investment in vessels) and net cash used in financing activities was $173.3 million (comprising $96.8 million related to prepayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with sale of vessels, $24.8 million related to purchase of treasury shares, $19.7 million related to cash dividends paid, $9.5 million related to scheduled repayment of long-term debt and $1.1 million related to repayment of the principal element of lease liability, partly offset by $4.0 million related to issuance of long-term debt).

Working capital, defined as total current assets less total current liabilities, was $90.0 million at December 31, 2021 compared to $70.3 million at December 31, 2020. The increase in working capital in 2021 resulted mainly from an increase in bunkers of $21.5 million and a decrease in deferred shipping revenues of $11.4 million, partly offset by a decrease in cash and cash equivalents of $8.0 million and an increase in current portion long-term debt of $6.4 million. The cash and cash equivalents were $60.7 million at December 31, 2021 and $68.6 million at December 31, 2020. In 2021, net cash provided by operating activities was $60.6 million, net cash used in investing activities was $86.5 million (comprising $174.6 million related to investment in vessels, partly offset by $87.1 million related to proceeds from sale of vessels) and net cash used in financing activities was $18.0 million (comprising $355.8 million related to issuance of long-term debt, partly offset by $283.0 million repayment of long-term debt, $32.2 million related to purchase of treasury shares, $22.1 million related to cash dividends paid and $0.6 million related to repayment of the principal element of lease liability).

In 2022, net cash provided by operating activities was $127.9 million compared to $60.6 million in 2021. The increase resulted from net income of $62.0 million in 2022 compared to net loss of $11.5 million in 2021, an increase of $73.5 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the increase in net income, a decrease of $5.4 million related to depreciation and amortization, an increase of $4.4 million related to gain on sale of vessels, an increase of $2.5 million related to fair value gain on derivative financial liabilities, partly offset by a decrease of $2.4 million related to gain on modification on debt and an increase of $0.6 million related to impairment of equity on accounted investment. Further, changes in operating assets and liabilities were $3.1 million and resulted from changes in bunker inventory of $21.9 million, deferred shipping revenues of $10.7 million and $4.1 million related to accounts payable and accrued expenses, partly offset by accounts receivable and accrued revenues of $28.4 million, prepaid expenses of $4.1 and $1.0 million related to capitalized voyage expenses.

In 2021, net cash provided by operating activities was $60.6 million compared to $529.9 million in 2020. The decrease resulted from net loss of $11.5 million in 2021 compared to net income of $266.3 million in 2020, a decrease of 277.8 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the decrease in net income, an increase of $4.4 million related to depreciation and amortization, a decrease of $12.6 million related to impairment charges, a decrease of $3.0 million related to amortization of deferred debt issuance cost, a decrease of $15.2 million related to gain on sale of vessels, a decrease of $20.5 million related to fair value gain on derivative financial liabilities, a decrease of $0.8 million related to compensation related to options and restricted stock and a decrease of $3.0 million related to gain on modification of debt. Further, the main drivers of the change in operating cash flows are explained by a decrease of $140.8 million related to changes in operating assets and liabilities. Changes in operating assets and liabilities resulted from changes in accounts receivables and accrued revenues of $78.1 million, capitalized voyage expenses of $3.5 million, deferred shipping revenues of $26.7 million and $43.8 million related to bunkers, partly offset by prepaid expenses of $2.8 million and $8.4 million related to accounts payable and accrued expenses.

Net cash provided by investing activities was $110.5 million in 2022 compared to net cash used in investing activities of $86.5 million in 2021. In 2022, investing activities related to proceeds from sale of vessels and $112.4 million and $8.3 million related to acquisition of subsidiary, net of cash paid, partly offset by $9.9 million related to investment in vessels. Net cash used in investing activities was $86.5 million in 2021 compared to $26.7 million in 2020. In 2021, investing activities related to investment in vessels of $174.6 million, partly offset by $87.1 million related to proceeds from sale of vessels and $1.0 million related to dividend received from associated company.

Net cash used in financing activities was $173.3 million in 2022 compared to net cash provided by financing activities of $18.0 million in 2021. In 2022, financing activities related to repayment of long-term debt of $131.8 million, $24.8 million related to purchase of treasury shares, $19.7 million related to cash dividends paid and $1.1 million related to repayment of the principal element of lease liability, partly offset by $4.0 million related to issuance of long-term debt. Net cash provided by financing activities was $18.0 million in 2021 compared to net cash used in financing activities of $501.9 million in 2020. In 2021, financing activities related to issuance of long-term debt of $355.8 million, partly offset by $283.0 million related to repayment of long-term debt, $32.2 million related to purchase of treasury shares and $22.1 million related to cash dividends paid.

We had $396.7 million of total debt outstanding at December 31, 2022, compared to $522.3 million at December 31, 2021 and $450.0 million at December 31, 2020.

During 2023, five of our vessels are scheduled to be drydocked and eight vessels are scheduled for installation of exhaust gas cleaning systems. Capital expenditures related to these drydockings are estimated to be $33.6 million, including $24.6 million for the installation of exhaust gas cleaning systems. We plan to finance the planned capital expenditures through our internal financial resources.

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

Danish Ship Finance Credit Facility

In November 2014, the Company entered into a credit facility in the amount of $49.4 million, to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a special-purpose wholly owned vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S. The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bear interest at a rate equal to LIBOR + 2.00% and are repayable in 10 semiannual installments of $1.2 million each and a final payment of $24.3 million at final maturity. The Danish Ship Finance Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Danish Ship Finance Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of its assets to another person. The Danish Ship Finance Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Danish Ship Finance Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility

In November 2022, the Company entered into an amended and restated agreement between and among Credit Agricole, as lender, DHT Tiger Limited as borrower, and DHT Holdings, Inc. as guarantor for a $37.5 million credit facility to refinance the outstanding amount under a credit agreement with Credit Agricole that financed DHT Tiger. Borrowings bear interest at a rate equal to SOFR + 2.05% and is repayable in 24 quarterly installments of $0.6 million from March 2023 to December 2028 and a final payment of $22.5 million in December 2028. The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on DHT Tiger, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Credit Agricole Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessel (as determined quarterly by an approved broker). The Credit Agricole Credit Facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

Nordea Credit Facility

In May 2021, the Company entered into a new secured credit agreement with Nordea Bank Abp, filial i Norge (“Nordea”), ABN AMRO, Credit Agricole, DNB, Danish Ship Finance, ING and SEB, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”) for a $316.2 million credit facility with Nordea as agent. The Nordea Credit Facility consists of a $119.8 million term loan and a $196.4 million revolving credit facility, of which $60 million is subject to quarterly reductions through the term of the facility.

In June 2021, the Company drew down $233.8 million under the Nordea Credit Facility and repaid the total outstanding under the Old Nordea Credit Facility, amounting to $175.9 million. Borrowings bear interest at a rate equal to LIBOR + 1.90%, and the facility has final maturity in January 2027. In connection with the cessation of LIBOR in 2023, in January 2023, Nordea granted DHT an extension on the requirement under the Nordea Credit Facility to establish a benchmark replacement for LIBOR until March 2023.

In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled the RCF tranche of $2.4 million. In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed. In December 2022, the Company prepaid $23.7 million under the Nordea Credit Facility. The prepayment was made for all regular installments for 2023. The outstanding amount is repayable in quarterly installments of $5.9 million from March 2024, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250 million.

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

ABN AMRO Credit Facility

In April 2018, the Company entered into a $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “ABN AMRO Credit Facility”), for the financing of 11 VLCCs and two newbuildings. Borrowings bear interest at a rate equal to LIBOR + 2.40%.

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

In March 2020 and September 2020, the Company prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche.

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

In May 2022, the Company entered into agreements to sell DHT Hawk and DHT Falcon at $40 million and $38 million, respectively. The vessels were both delivered during the second quarter of 2022 and the sales generated a combined gain of $12.7 million. The Company repaid the outstanding debt on the two vessels, equal to $13.3 million in total and cancelled the revolving credit facility tranche of $9.9 million.

In January 2023, the Company refinanced the outstanding amount of $306.8 million under the ABN AMRO Credit Facility, including the $90.1 million undrawn under the revolving credit facility, through the ING Credit Facility as described below.

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100.0 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, 10 wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. The facility refinanced the outstanding amount under the ABN AMRO Credit Facility, as described above. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90%, including the historical Credit Adjustment Spread (CAS) of 26 basis points, and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

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

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2022, our long-term contractual obligations were as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt [1]	$56,407	$236,759	$63,379	$33,117	$51,335	$26,464	$467,462
Total	$56,407	$236,759	$63,379	$33,117	$51,335	$26,464	$467,462

1 Amounts shown include contractual installment and interest obligations on $216.8 million under the ABN AMRO Credit Facility, $117.2 million under the Nordea Credit Facility, $37.5 million under the Credit Agricole Credit Facility and $31.5 million under the Danish Ship Finance Credit Facility. The interest obligations have been determined using a LIBOR of 4.77% per annum plus margin. The interest on $216.8 million is LIBOR + 2.40%, the interest on $117.2 million is LIBOR + 1.90%, the interest on $37.5 million is LIBOR + 1.79% and the interest on $31.5 million is LIBOR + 2.0%. Also, the nine floating-to-fixed interest rate swaps with a notional amount totaling $311.6 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR have been included. The interest on the balance outstanding is generally payable quarterly and in some cases semiannually. We have also included commitment fees for the undrawn $144.4 million Nordea Credit Facility and the undrawn $90.1 million of the ABN AMRO Credit Facility.

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

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position. Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2022 by $0.9 million based upon our debt level as of December 31, 2022. There were no material changes in market risk exposures from 2020 to 2022.

As of December 31, 2022, we were party to nine floating-to-fixed interest rate swaps with a notional amount totaling $311.6 million pursuant to which we pay a fixed rate ranging from 2.8665% to 3.02% plus the applicable margin and receive a floating rate based on LIBOR. As of December 31, 2022, we recorded an asset of $3.8 million relating to the fair value of the swaps. The change in fair value of the swaps in 2022 has been recognized in our income statement. The fair value of the interest rate swaps is the estimated amount that we would receive or pay to terminate the agreement at the reporting date. We use swaps as a risk management tool and not for speculative or trading purposes. For a complete description of all of our significant accounting policies, see Note 2 to our consolidated financial statements for December 31, 2022, included as Item 18 of this report.

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

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects - Market Outlook for 2023.”

E.	Critical Accounting Estimates

Our financial statements for the fiscal years 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all our significant accounting policies, see Note 2 to our consolidated financial statements for December 31, 2022, included as Item 18 of this report.

Revenue Recognition

During 2022, our vessels generated revenues from time charters and by operating in the spot market (voyage charters).

IFRS 15 Revenue from Contracts with Customers uses the terms “contract assets” and “contract liability” to describe what might more commonly be known as “accrued revenue” and “deferred revenue”; however, the standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The Company uses the term “capitalized voyage expenses” for costs related to the transportation of the vessel to the load port from its previous destination.

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

For the year ended December 31, 2022, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2022.

Vessel	Built	Vessel Type	Purchase Month	Carrying Value [1]	Estimated Charter-Free Fair Market Value [2]
(Dollars in thousands)
DHT Mustang	2018	VLCC	Oct. 2018	66,477	100,000
DHT Bronco	2018	VLCC	Jul. 2018	65,636	100,000
DHT Colt	2018	VLCC	May 2018	66,447	96,000
DHT Stallion	2018	VLCC	Apr. 2018	66,242	96,000
DHT Tiger	2017	VLCC	Jan. 2017	69,693	91,000
DHT Harrier	2016	VLCC	Jan.2021	61,401	90,500
DHT Puma	2016	VLCC	Aug. 2016	68,682	86,500
DHT Panther	2016	VLCC	Aug. 2016	68,429	86,500
DHT Osprey	2016	VLCC	Jan.2021	61,970	90,500
DHT Lion	2016	VLCC	Mar. 2016	67,245	86,500
DHT Leopard	2016	VLCC	Jan. 2016	66,741	86,500
DHT Jaguar	2015	VLCC	Nov. 2015	66,429	82,000
DHT Taiga	2012	VLCC	Sep. 2014	55,050	72,500
DHT Opal	2012	VLCC	Apr. 2017	48,995	72,500
DHT Sundarbans	2012	VLCC	Sep. 2014	53,863	72,500
DHT Redwood	2011	VLCC	Sep. 2014	53,272	69,000
DHT Amazon	2011	VLCC	Sep. 2014	51,203	69,000
DHT Peony	2011	VLCC	Apr. 2017	43,224	65,000
DHT Lotus	2011	VLCC	Jun. 2017	42,185	65,000
DHT China	2007	VLCC	Sep. 2014	33,577	58,000
DHT Europe	2007	VLCC	Sep. 2014	29,533	58,000
DHT Bauhinia	2007	VLCC	Jun. 2017	27,259	58,000
DHT Scandinavia	2006	VLCC	Sep. 2014	28,446	55,500

[1]	Carrying value does not include value of time charter contracts.

[2]
Estimated charter-free fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel. They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement. Management uses these broker valuations in calculating compliance with debt covenants. Management also uses them as one consideration point in determining if there are indicators of impairment; however, management does not believe that a broker value lower than book value in itself is an indicator of impairment. Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist. In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2023.

As of December 31, 2022, all of our vessels had charter-free fair market value above their carrying value. The aggregate carrying value of vessels having carrying values that exceed their respective charter-free market values was $545 million, and the aggregate charter-free fair market value of such vessels was $1,807 million. Please see our risk factor under the heading “The value of our vessels may be depressed at the time we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2022, included as Item 18 of this report.

SAFE HARBOR

Applicable to the extent the disclosures required by this Item 5. of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	67	Class III Director and Chairman
Einar Michael Steimler	74	Class II Director
Joseph H. Pyne	75	Class II Director
Jeremy Kramer	61	Class I Director
Sophie Rossini	41	Class III Director
Iman Hill	59	Class I Director
Svein Moxnes Harfjeld	58	President & Chief Executive Officer
Trygve P. Munthe	61	Former Co-Chief Executive Officer[1]
Laila Cecilie Halvorsen	48	Chief Financial Officer

1 Mr. Munthe served as our Co-Chief Executive Officer until April 8, 2022.

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind–Chairman of the Board of Directors. Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment & asset management focusing primarily on the maritime shipping sector. Mr. Lind was, until April 2022, the Chief Executive Officer of Oceanic Finance Group Limited (ex Tufton Oceanic Finance Group Limited), a position he held since 2004. Prior to this, he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the board of Oceanic Finance Group Limited, Stratus Investments Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a resident and citizen of Norway.

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

Jeremy Kramer–Director. Mr. Jeremy Kramer is an advisor to West Brow Capital, a transportation hedge fund. He previously served on the Board of Directors of Golar LNG Partners and served as Chairman of its Conflicts Committee. He also served on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high net worth clients. Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr.Kramer earned an M.B.A. from Harvard University Graduate School of Business. He graduated with a B.A. from Connecticut College. Mr. Kramer is a resident and citizen of the U.S.

Sophie Rossini–Director. Mrs. Sophie Rossini has spent the past 18 years in the asset management industry, including 14 years at Man Group, a global investment management firm listed on the London Stock Exchange. Mrs. Rossini is currently a Principal and acts as the Head of Business Management of Man AHL, focusing on strategy, finance, governance and ESG matters. She is also a member of the Man Responsible Investment Oversight Committee, Expense Oversight Committee, and Data Governance Committee. Prior to that, she was the Head of Relative Value at Man FRM, Man Group’s hedge fund investment division. Mrs.Rossini holds a Master in Banking and Finance from the University of Paris Assas. Mrs. Rossini is a resident of the United Kingdom and a citizen of France.

Iman Hill–Director. Ms. Iman Hill is a petroleum engineer with 30 years’ experience in the oil and gas industry with extensive global expertise in the technical and commercial aspects of the petroleum business, in particular field development, capital projects and production operations. Ms. Hill’s experience has been gained in the Middle East, Africa, South America, the Far East, and the North Sea in diverse settings from onshore to ultra-deepwater. She was appointed Executive Director of the International Association of Oil & Gas Producers (IOGP) in December 2020. Ms. Hill has worked as a Senior Reservoir Engineer for BP, as a Senior Regional Adviser Africa to the E&P CEO and the Chairman of Shell, as well as GM Shell Egypt and Chairwoman of Shell Companies in Egypt. At BG Group she has held the positions of Senior Vice President Brazil and Senior Vice President Developments and Operations. Ms. Hill has also held positions of VP Africa at Sasol and Technical Director, GM UAE and President Egypt for Dana Gas in the UAE. She also serves as Non-Executive Director on the Board of United Oil and Gas and as a non-executive Independent Board Director of Oil Spill Response Ltd (OSRL). Ms. Hill holds a Bachelor of Science degree from Aberdeen University. Ms. Hill is a resident and citizen of the United Kingdom.

Svein Moxnes Harfjeld–President & Chief Executive Officer. Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010. Mr.Harfjeld has over 30 years of experience in the shipping industry. Prior to joining DHT, he was with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously, he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. He started his shipping career with The Torvald Klaveness Group. Mr. Harfjeld is a citizen of Norway and a resident of the Principality of Monaco.

Trygve P. Munthe–Retired Co-Chief Executive Officer. Mr. Trygve P. Munthe joined DHT on September 1, 2010. Mr. Munthe has over 30 years of experience in the shipping industry. He was previously CEO of Western Bulk, President of Skaugen Petrotrans, Director of Arne Blystad AS and CFO of I.M. Skaugen. Mr. Munthe is a citizen and resident of Norway. Mr. Munthe served as our Co-Chief Executive Officer until April 8, 2022.

Laila Cecilie Halvorsen–Chief Financial Officer. Ms. Laila Cecilie Halvorsen joined DHT in 2014 after 17 years at Western Bulk AS, where she served first as Accountant for four years, then as Finance Manager for four years and later as Group Accounting Manager for nine years. Ms. Halvorsen served as Chief Accountant & Controller of DHT from September 2014 until she was appointed CFO in June 2018. Ms. Halvorsen has more than 25 years of experience in international accounting and shipping. Ms. Halvorsen is a resident and citizen of Norway.

B.	COMPENSATION

DIRECTORS’ COMPENSATION

During the year ending December 31, 2022, we paid the members of our board of directors aggregate cash compensation of $639,866. In addition, in January 2023, our directors were awarded an aggregate of 135,000 shares of restricted stock pursuant to the 2022 Plan. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

During the year ending December 31, 2022, we paid our executive officers aggregate cash compensation of $2,008,500 and accrued an aggregate amount of $164,788 for pension and retirement benefits. In addition, in January 2023, our executive officers were awarded an aggregate of 200,000 shares of restricted stock for the year 2022 pursuant to the 2022 Plan with certain vesting conditions.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld and Ms. Halvorsen (each, an “Executive Officer Employment Agreement” and collectively, the “Executive Officer Employment Agreements”) that set forth their rights and obligations as our president & chief executive officer, in the case of Mr. Harfjeld, and chief financial officer, in the case of Ms. Halvorsen.

Either the executive or the Company may terminate the employment agreements for any reason and at any time, subject to certain provisions of the employment agreements described below.

In the event that we terminate Mr. Harfjeld’s employment other than for “cause” (as defined in his employment agreement), subject to the execution of certain employment termination agreements and his compliance with certain requests from us related to termination as well as with certain restrictive covenants, we will continue to pay Mr. Harfjeld’s base monthly salary and his monthly director fee for service as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in his employment agreement). In the event that Mr. Harfjeld terminates his employment within six months following a “change of control” (as defined in his employment agreement) for “good reason” (as defined in his employment agreement), then we will continue to pay Mr. Harfjeld his base monthly salary and his monthly director fee for services as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in his employment agreement). In addition, in the event that Mr. Harfjeld terminates his employment within six months following a change of control for good reason, he will be entitled to his target bonus (as provided for in his employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but unvested shares will vest immediately and become exercisable, provided that if there is no applicable target bonus, the bonus payment will be calculated as 100% of salary and director fees. Despite Mr. Harfjeld’s employment agreement providing that he will be compensated in both salary and director fees, in respect of 2021 and 2022, Mr. Harfjeld  was compensated entirely in salary.

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

Pursuant to each Executive Officer Employment Agreement, each of Mr. Harfjeld and Ms. Halvorsen has agreed (i) to protect our confidential information and (ii) during the term of the agreements, and for a period of one year following his or her termination, to abide by certain non-competition and non-solicitation restrictions. Mr. Harfjeld has also agreed, pursuant to his employment agreement, that all intellectual property that he respectively creates or develops during the course of his employment will fully and wholly be given to us.

We have also entered into an indemnification agreement with each of Mr. Harfjeld and Ms. Halvorsen pursuant to which we have agreed to indemnify each executive substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

In connection with Mr. Munthe’s retirement from his role as Co-Chief Executive Officer, effective April 8, 2022, we entered into a retirement agreement with Mr. Munthe, dated as of January 24, 2022 (the “Retirement Agreement”). Under the Retirement Agreement, Mr. Munthe was entitled to the continuation of base salary payments equal to four months of base salary and health insurance benefits. In addition, Mr. Munthe was entitled to full vesting of 149,800 time-only RSUs granted between 2020 and 2022 and 99,600 performance-based RSUs; provided that such performance-based RSUs would be forfeited if the corresponding performance criteria are not met before July 31, 2022. The Retirement Agreement includes non-competition and cooperation obligations, among other covenants. Following the retirement of Mr. Munthe, Mr. Harfjeld’s title changed to President & Chief Executive Officer.

Incentive Compensation Plan

We currently maintain one equity compensation plan, the 2022 Incentive Compensation Plan (the “2022 Plan”). The 2022 Plan was approved by our stockholders at our annual meeting on June 16, 2022.

The 2022 Plan was established to promote the interests of the Company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our Company. The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2022 Plan is 3,000,000. The aggregate number of shares of our common stock that have been granted under the 2022 Plan is 435,000, which does not include shares with respect to non-vested awards.

The following description of the 2022 Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

Awards

The 2022 Plan provides for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, or “NSOs,” restricted share awards, restricted stock units, or “RSUs,” cash incentive awards, dividend equivalents and other equity-based or equity-related awards.

Plan administration

The 2022 Plan is administered by the compensation committee of our board of directors or such other committee as our board of directors may designate to administer the 2022 Plan. Subject to the terms of the 2022 Plan and applicable law, the compensation committee has sole and plenary authority to administer the 2022 Plan, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award in response to changes in tax law or unforeseen tax consequences of such awards and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the 2022 Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2022 Plan is 3,000,000. If an award granted under the 2022 Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the 2022 Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the 2022 Plan and awards under the 2022 Plan as it deems equitable or desirable in its sole discretion.

For a description of the terms of the shares of restricted stock awarded under the 2022 Plan see, “Item 5. Operating and Financial Review and Prospects—Stock Compensation.”

Amendment and termination of the 2022 Plan

Subject to any government regulation and to the rules of the NYSE or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the 2022 Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval will be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the 2022 Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the 2022 Plan or (ii) modify the requirements for participation under the 2022 Plan. No modification, amendment or termination of the 2022 Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the 2022 Plan or by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary.

Change of control

The 2022 Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control (as defined in the 2022 Plan), unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

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

Term of the 2022 Plan

No award may be granted under the 2022 Plan after June 16, 2025, the third anniversary of the date the 2022 Plan was approved by our stockholders.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. Our board is currently composed of six directors, all of whom are independent under the rules of the NYSE applicable to U.S. companies.

To promote open discussion among the directors, our directors meet in regularly scheduled and ad hoc executive session without participation of management and will continue to do so in 2023.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Mr. Erik Lind was initially elected in July 2005. Mr. Einar Michael Steimler was initially appointed in March 2010. Mr. Joseph H. Pyne was initially appointed in September 2015. Mr. Jeremy Kramer was initially elected in June 2017. Mrs. Sophie Rossini was initially appointed in November 2020. Ms. Iman Hill was initially appointed in April 2022. The term of our Class I directors, Mr. Kramer and Ms. Hill, expires in 2023, the term of our Class III directors, Mr. Lind and Mrs. Rossini, expires in 2024 and the term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2025. Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 16, 2022. Mr. Lind and Mrs. Rossini were re-elected as our Class III directors at our annual stockholders meeting on June 23, 2021 and Mr. Kramer was re-elected as our Class I director at our annual stockholders meeting on June 18, 2020.

BOARD COMMITTEES

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls); (ii) the integrity of our financial statements; (iii) our risk management systems and compliance with legal and regulatory requirements and ethical standards; (iv) significant financial transactions and financial policy and strategy; (v) the qualifications and independence of our outside auditors; (vi) the performance of our internal audit function; and (vii) the outside auditors’ annual audit of our financial statements. Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K. The members of the audit committee are Mr. Kramer (chairperson), Mr. Lind and Mrs. Rossini.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC. The members of the compensation committee are Mr. Pyne (chairperson), Ms. Hill and Mr. Steimler.

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

The purpose of our sustainability oversight committee is to assist, advise and act on behalf of the board of directors in providing oversight and guidance with respect to the Company’s environmental, social and corporate responsibility matters. The members of the sustainability oversight committee are Mrs. Rossini (chairperson), Ms. Hill and Mr. Kramer.

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

As of December 31, 2022, we had 1,252 employees, comprised of 1,132 seafarers and 120 shore-side staff employed through the subsidiaries in Monaco, Norway, Singapore and India, compared to 18 employees as of December 31, 2021. The change from 2021 to 2022 relates to the business combination, see Note 16 to our consolidated financial statements for December 31, 2022, included as Item 18 of this report. Our shore-side employees are not represented by any collective bargaining agreements, while all onboard seafarers are represented by the vessel’s collective bargaining agreements. We have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.” See “Item 6.B. Compensation” for a description of the Company’s Incentive Compensation Plan under which employees of the Company can be awarded restricted shares of the Company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and/or Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 16, 2023. We have one class of common stock outstanding, with each outstanding share entitled to one vote. Our major stockholders do not have different voting rights.

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

	Number of Shares of Common Stock	Percentage of Shares of Common Stock[1]
Owners of more than 5% of a class of our equity securities
BW Group[2]	25,784,227	15.8%
FMR LLC[3]	24,397,995	15.0%
Dimensional Fund Advisors LP4	12,778,811	7.8%

Directors
Erik A. Lind	114,706	*
Einar Michael Steimler	100,218	*
Joseph H. Pyne	139,063	*
Jeremy Kramer	71,332	*
Sophie Rossini	36,077	-
Iman Hill	-	-
Executive Officers
Svein Moxnes Harfjeld	889,026	*
Laila Cecilie Halvorsen	140,237	*
Directors and executive officers as a group (8 persons)	1,490,659	0.9%

 *Less than 1%

[1]	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), using 162,986,561 shares of common stock issued and outstanding as of March 16, 2023.

[2]
Based on Schedule 13D/A filed with the SEC on March 31, 2020, by BW Group Limited, the BW Group possesses the sole voting power over 25,704,652 shares. For purposes of the reporting requirements of the Exchange Act, BW Group Limited was deemed to be a beneficial owner of such shares as of March 31, 2020. On June 1, 2020, 47,130 common shares were issued to BW Group as part of the 2016 Plan. On June 18, 2020, 32,445 common shares were issued to BW Group as part of 2019 Plan. All shares beneficially owned are shares of common stock.

[3]
Based on a Schedule 13G/A filed with the SEC on February 9, 2023, by FMR LLC, which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, FMR LLC was deemed to be a beneficial owner of such shares as of February 9,2023. As of February 9, 2023, FMR LLC possessed the sole power to vote or direct the vote of 24,396,365 shares and the sole power to dispose or to direct the disposition of 24,397,995 shares. All shares beneficially owned are shares of common stock.

[4]
Based on a Schedule 13G/A filed with the SEC on February 10, 2023, by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, Dimensional was deemed to be a beneficial owner of such shares as of February 10, 2023. As of February 10, 2023, Dimensional possessed the sole power to vote or direct the vote of 12,586,294 shares and the sole power to dispose or to direct the disposition of 12,778,811 shares. All shares beneficially owned are shares of common stock.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders. To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of March 16, 2023, we had 23 shareholders of record, 19 of which were located in the U.S. and held an aggregate of 143,912,783 of our common shares, representing 88.30% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 143,892,282 of our common shares as of March 16, 2023. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

Investor Rights Agreement (“IRA”)

We have granted BW Group, as a significant minority investor in DHT, certain minority rights under the IRA. BW Group also agreed under the IRA to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder. On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share (the “BW Group Offering”), after which BW Group held 23.3% of the total voting power of DHT capital stock and owned 72% of the aggregate number of shares that BW Group received as consideration under the VAA. As a result, the standstill on BW Group, which was in effect until BW Group no longer held 25% of the total voting power of DHT voting stock, has expired (the “Standstill Expiration”) and certain rights and obligations of and restrictions upon BW Group and its controlled affiliates under the IRA have been terminated. The provisions that remain in effect are, in each case, described below.

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

As per December 31, 2021, DHT Holdings, Inc. owned 50% of Goodwood. Effective May 31, 2022, DHT acquired an additional 3% of Goodwood, resulting in a total ownership of 53%, which was treated as a subsidiary and consolidated in the Company’s financial statements. During the first five months of 2022, total technical management fees paid to Goodwood were $1.5 million. In 2021, total technical management fees paid to Goodwood were $3.5 million.

Further, we have issued certain guarantees for certain of our subsidiaries. This mainly relates to our secured credit facilities, all of which are entered into by special-purpose wholly owned vessel-owning subsidiaries as borrowers and guaranteed by DHT Holdings, Inc. A summary of these secured credit facilities can be found under “Item 5. Operating and Financial Review and Prospects—Liquidity and Sources of Capital.”

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

8. DIVIDENDS

DHT intends to return 100% of its net income to shareholders in the form of quarterly cash dividends (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—We may not pay dividends in the future”).

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

The dividends paid related to the four quarters of 2020 amounted to $0.35, $0.48, $0.20 and $0.05 per share of common stock, respectively. The dividends paid related to the four quarters of 2021 amounted to $0.04, $0.02, $0.02 and $0.02 per share of common stock, respectively. The dividends paid related to the four quarters of 2022 amounted to $0.02, $0.04, $0.04 and $0.38 per share of common stock, respectively.

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2022, we had 162,653,339 shares of common stock outstanding. As of March 16, 2023, we had 162,986,561 shares of common stock outstanding and no shares of any class of preferred stock. As of December 31, 2022, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

In March 2020, our board of directors approved a repurchase through March 2021 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2020, the Company did not repurchase or retire any shares of common stock. In March 2021, our board of directors approved a repurchase through March 2022 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2021, we repurchased and retired 5,513,254 shares of common stock in the open market at an average price of $5.82 per share. In March 2022, our board of directors approved a repurchase through March 2023 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2022, we repurchased and retired 4,326,379 shares of common stock in the open market at an average price of $5.71 per share. In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance.

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

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, subject to certain exceptions, our chairman or chief executive officer, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares, may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

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

Other than the Executive Officer Employment Agreements, our charters, our guarantees for certain of our subsidiaries, the Danish Ship Finance Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility, the ING Credit Facility and the VAA and IRA with BW Group, each of which is described above, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

The Publicly Traded Test also requires our common stock to be “regularly traded” on an established securities market. Because our common stock is listed on the NYSE, and because our preferred stock, if any, is not listed for trading on any exchange, our common stock is the only class of our outstanding stock traded on an established securities market. Our common stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly Traded Test if:

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2023, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in LIBOR would have increased our interest expense for the year ended December 31, 2022 by$0.9 million based upon our debt level as of December 31, 2022 ($2.0 million in 2021). We have only immaterial currency risk since all income and all vessel expenses are in U.S. dollars.

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

As of the end of the fiscal year ended December 31, 2022 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the president & chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Based on this evaluation, our president & chief executive officer and chief financial officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, income statement, changes in stockholders’ equity and cash flows for the periods presented.

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2022.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the provisions of Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young AS, an independent registered public accounting firm. Their report appears in Item 18 on page F-3.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F. Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our president & chief executive officer (our principal executive officer) and chief financial officer (our principal accounting officer). In December 2018, we revised our Code of Business Conduct and Ethics to clarify our policy regarding unfair-dealing practices, record-keeping and retention and use of company property. In November 2019, we revised our Code of Business Conduct and Ethics to designate our chief financial officer as the primary contact for inquiries regarding our insider trading policy. We have posted this Code of Ethics to our website at www.dhtankers.com, where it is publicly available.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that the Company was billed for the audit and other services provided by Ernst & Young AS for the fiscal years ended December 31, 2022 and 2021.

Fees	2022	2021
Audit Fees [1]	$459,956	$516,758
Audit-Related Fees [2]	37,018	43,624
Tax Fees	-	-
All Other Fees	-	-
Total	$496,973	$560,383

[1]
Audit fees for 2022 and 2021 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2022 and 2021, respectively.

[2]	Audit-related fees for 2022 consisted of $37,018 in respect of quarterly procedures. Audit-related fees for 2021 consisted of $43,624 in respect of quarterly procedures.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely manner of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm, Ernst & Young AS, in the fiscal years ended December 31, 2022 and 2021.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Number of shares purchased[1]	Average price paid per share	Total number of shares purchased as part of our publicly announced program	Maximum dollar value of shares that may yet be purchased under the program (USD millions)
January 2022	-	$-	-	$50.0
February 2022	-	-	-	50.0
March 2022	-	-	-	50.0
April 2022	-	-	-	50.0
May 2022	-	-	-	50.0
June 2022	2,826,771	5.63	2,826,771	34.1
July 2022	1,499,608	5.87	1,499,608	25.3
August 2022	-	-	-	25.3
September 2022	-	-	-	25.3
October 2022	-	-	-	25.3
November 2022	-	-	-	25.3
December 2022	-	-	-	25.3
Total	4,326,379	$5.71	4,326,379	$25.3

[1]	These shares were repurchased under the authorized share repurchase program of up to $50.0 million covering the period from March 2022 to March 2023, approved by our board in March 2022.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

1.2
Amended and Restated Bylaws of DHT Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of May 2022, Commission File Number 001-32640).

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

4.3
Credit Agricole Credit Facility, dated as of June 22, 2015, as amended and restated November 29, 2022, among DHT Tiger Limited, as borrower, DHT Holdings, Inc., as guarantor, the lenders party thereto and Credit Agricole Corporate and Investment Bank, as Agent.

4.4
Nordea Credit Facility, dated as of May 14, 2021, among the borrowers party thereto, DHT Holdings, Inc., as guarantor, the lenders party thereto and Nordea Bank Abp, filial i Norge, as Agent (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2021, Commission File Number 001-32640).

4.5	ING Credit Facility, dated as of January 26, 2023, among the borrowers party thereto, DHT Holdings, Inc., as guarantor, the lenders party thereto and ING Bank N.V., as Agent.
4.6
Employment Agreement of Svein Moxnes Harfjeld with DHT Management S.A.M. (effective as of November 1, 2019) (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2019, Commission File Number 001-32640).

4.7
Retirement Agreement of Trygve P. Munthe, dated January 24, 2022 between Trygve P. Munthe, DHT Holdings, Inc. and DHT Management S.A.M (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2021, Commission File Number 001-32640).

4.8
Employment Agreement of Laila Cecilie Halvorsen with DHT Management AS. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.9
Form of Indemnification Agreement (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.10	2019 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-234062) with the SEC on September 26, 2019, and incorporated herein by reference).
4.11	2022 Incentive Compensation Plan.
8.1	List of Significant Subsidiaries.
12.1	Certification of President & Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
23.1	Consent of Ernst & Young AS.
23.2	Consent of Deloitte AS
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 23, 2023	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	President & Chief Executive Officer (Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of DHT Holdings, Inc.
Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2023 expressed an unqualified opinion thereon.

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

Vessel impairment indicators
Description of the Matter
The carrying value of the Company’s vessels was $1,262 million as of December 31, 2022, which is approximately 84% of total assets. As explained in Notes 2 and 6 to the consolidated financial statements, management assesses vessels for indicators of impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying value of a vessel may not be recoverable.

Auditing management’s assessment of vessel impairment indicators was complex and required significant auditor judgment as management’s assessment of external and internal factors to determine whether impairment indicators exist is based on assumptions affected by expected future market conditions. The potential impairment indicators with significant judgment were the developments in market conditions including broker values, charter rates, and weighted average cost of capital.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s impairment indicator review process, including controls over management’s review of the significant indicators described above.

To test management’s impairment indicator assessment, our audit procedures included, among others, comparing management’s methodology against the accounting guidance under IAS 36 Impairment of Assets. We tested the developments in market conditions by performing an independent analysis over changes in independent broker values, newbuilding prices, and recent acquisition activity for both new and second-hand Very Large Crude Carriers (VLCC’s). We assessed the reasonableness of estimated daily charter rates by comparing them to historical rate information, third party analyst reports developed by an independent market research firm, and recent charter activity achieved within the DHT fleet. We tested the source information underlying the Company’s weighted average cost of capital calculation as well as the mathematical accuracy of the model. We involved our valuation specialists to assist in developing a range of independent weighted average cost of capital estimates and compared those to the weighted average cost of capital selected by management. We also assessed the adequacy of the potential vessel impairment indicator disclosures as included in Note 6 of the consolidated financial statements.

/s/ Ernst & Young AS
We have served as the Company’s auditor since 2021.
Oslo, Norway
March 23, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of DHT Holdings, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DHT Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated March 23, 2023 expressed an unqualified opinion thereon.
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
March 23, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of DHT Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in stockholders’ equity and consolidated statement of cash flow of DHT Holdings, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Deloitte AS
Oslo, Norway
March 22, 2021
We began serving as the Company’s auditor in 2012. In 2021 we became the predecessor auditor.

DHT Holdings, Inc.

Consolidated Statement of Financial Position

		December 31,	December 31,
(Dollars in thousands)	Note	2022	2021

ASSETS
Current assets
Cash and cash equivalents	8,9	$125,948	$60,658
Accounts receivable and accrued revenues	8,9	59,465	30,361
Capitalized voyage expenses	4	2,799	1,395
Prepaid expenses	11	10,550	6,162
Derivative financial assets	8	3,759	-
Bunker inventory	12	33,069	33,396
Total current assets		$235,589	$131,972

Non-current assets
Vessels	6	1,261,998	1,467,846
Advances for vessel upgrades	6	4,583	372
Other property, plant and equipment		4,949	3,766
Goodwill	16	1,356	-
Investment in associate company	16	-	5,406
Total non-current assets		$1,272,885	$1,477,391

Total assets		$1,508,474	$1,609,362

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	7,8	29,398	19,662
Derivative financial liabilities	8	-	7,002
Current portion long-term debt	8,9	29,626	9,792
Other current liabilities	8	1,178	624
Deferred shipping revenues	4	4,172	4,865
Total current liabilities		$64,374	$41,944

Non-current liabilities
Long-term debt	8,9	367,069	512,507
Derivative financial liabilities	8	-	4,222
Other non-current liabilities		3,545	3,330
Total non-current liabilities		$370,614	$520,059

Total liabilities		$434,988	$562,003

Equity
Common stock at par value	10	1,627	1,661
Additional paid-in capital		1,243,754	1,264,000
Accumulated deficit		(180,664)	(222,405)
Translation differences		138	101
Other reserves		3,623	3,968
Total equity attributable to the Company		$1,068,478	$1,047,326
Non-controlling interest		$5,008	$34
Total equity		$1,073,486	$1,047,359

Total liabilities and equity		$1,508,474	$1,609,362

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands, except share and per share amounts)	Note	2022	2021	2020

Shipping revenues	3,4	$450,381	$295,853	$691,039

Other revenues	4	3,764	-	-

Total revenues		$454,146	$295,853	$691,039

Gain on sale of vessels	6	19,513	15,153	-
Other income	4	-	4,612	-

Operating expenses
Voyage expenses	11	(185,502)	(92,405)	(140,564)
Vessel operating expenses	11	(73,809)	(77,807)	(82,188)
Depreciation and amortization	6	(123,255)	(128,639)	(124,245)
Impairment charges	6	-	-	(12,560)
General and administrative expense	11	(16,889)	(16,565)	(17,890)
Total operating expenses		$(399,455)	$(315,416)	$(377,447)

Operating income		$74,204	$202	$313,591

Share of profit from associated companies	16	1,327	1,278	1,193
Interest income		1,076	6	212
Interest expense		(26,197)	(25,727)	(38,408)
Fair value gain/(loss) on derivative financial liabilities		14,983	12,450	(8,074)
Other financial (expense)/income		(2,826)	645	(1,334)
Profit/(loss) before tax		$62,567	$(11,147)	$267,181

Income tax expense	15	(587)	(360)	(900)
Profit/(loss) for the year		$61,979	$(11,507)	$266,281
Attributable to the owners of non-controlling interest		$459	$14	$14
Attributable to the owners of parent		$61,520	$(11,521)	$266,266

Attributable to the owners of parent:
Basic earnings/(loss) per share		$0.37	$(0.07)	$1.71
Diluted earnings/(loss) per share		$0.37	$(0.07)	$1.61

Weighted average number of shares (basic)	5	164,692,954	169,089,325	155,712,886
Weighted average number of shares (diluted)	5	164,850,091	169,089,325	170,053,975

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2022	2021	2020

Profit/(loss) for the year		$61,979	$(11,507)	$266,281
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of tax		(101)	(92)	(141)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency denominated associate and subsidiary		101	(68)	95
Total comprehensive income/(loss) for the period net of tax		$61,979	$(11,667)	$266,235

Attributable to the owners of non-controlling interest		$523	$14	$14
Attributable to the owners of parent	17	$61,456	$(11,681)	$266,221

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

				Paid-in					Non-
(Dollars in thousands, except per share data)				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
		Shares	Amount	Capital	Shares	Deficit	Differences	Reserves [1]	Interest	Equity
Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Profit for the year	5	-	-	-	-	266,266	-	-	14	266,281
Other comprehensive income/(loss)		-	-	-	-	(141)	95	-	-	(45)
Total comprehensive income/(loss)		-	-	-	-	266,125	95	-	14	266,235
Cash dividends declared and paid	10	-	-	-	-	(214,669)	-	-	-	(214,669)
Conversion of convertible bonds	8	23,377,397	234	119,584	-	-	-	-	-	119,818
Compensation related to options and restricted stock	11	601,530	6	2,383	-	-	-	2,717	-	5,106
Balance at December 31, 2020		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940

Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940
Loss for the year	5	-	-	-	-	(11,521)	-	-	14	(11,507)
Other comprehensive income/(loss)		-	-	-	-	(92)	(68)	-	-	(160)
Total comprehensive income/(loss)		-	-	-	-	(11,613)	(68)	-	14	(11,667)
Cash dividends declared and paid	10	-	-	-	-	(22,083)	-	-	-	(22,083)
Purchase of treasury shares	10	-	-	-	(32,178)	-	-	-	-	(32,178)
Retirement of treasury shares	10	(5,513,254)	(55)	(32,123)	32,178	-	-	-	-	-
Compensation related to options and restricted stock	11	841,696	8	4,619	-	-	-	(280)	-	4,347
Balance at December 31, 2021		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359

Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359
Profit for the year	5	-	-	-	-	61,520	-	-	459	61,979
Other comprehensive income/(loss)		-	-	-	-	(101)	37	-	64	(1)
Total comprehensive income/(loss)		-	-	-	-	61,419	37	-	523	61,979
Cash dividends declared and paid	10	-	-	-	-	(19,679)	-	-	-	(19,679)
Purchase of treasury shares	10	-	-	-	(24,758)	-	-	-	-	(24,758)
Retirement of treasury shares	10	(4,326,379)	(43)	(24,715)	24,758	-	-	-	-	-
Adjustment related to non-controlling interest	16	-	-	-	-	-	-	-	4,452	4,452
Compensation related to options and restricted stock	10,11	852,948	9	4,469	-	-	-	(345)	-	4,133
Balance at December 31, 2022		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486

1     Other reserves are related to share-based payments.

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2022	2021	2020

Cash flows from operating activities
Profit/(loss) for the year		$61,979	$(11,507)	$266,281
Items included in net income not affecting cash flows:
Depreciation and amortization	6	123,255	128,639	124,245
Impairment charges	6	-	-	12,560
Amortization of deferred debt issuance cost		2,902	2,550	5,538
(Gain)/loss, sale of vessel	6	(19,513)	(15,153)	-
Fair value (gain)/loss on derivative financial liabilities	8	(14,983)	(12,450)	8,074
Impairment of equity accounted investment	16	637	-	-
Compensation related to options and restricted stock	11	4,133	4,347	5,106
Net foreign exchange differences		(73)	-	-
(Gain)/loss modification of debt	8	(669)	(3,049)	-
Share of profit in associated companies	16	(1,327)	(1,278)	(1,193)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(28,703)	(301)	77,788
Capitalized voyage expenses	4	(1,403)	(356)	3,111
Prepaid expenses	11	(3,537)	523	(2,265)
Accounts payable and accrued expenses	7	5,573	1,510	(6,914)
Deferred shipping revenues	4	(693)	(11,372)	15,306
Bunker inventory	12	327	(21,542)	22,231
Net cash provided by operating activities		$127,906	$60,562	$529,870

Cash flows from investing activities
Investment in vessels	6	(9,902)	(174,558)	(27,117)
Proceeds from sale of vessels	6	112,399	87,062	-
Purchase of non-controlling interest in subsidiary		(2)	-	-
Acquisition of subsidiary, net of cash paid	16	8,267	-	-
Dividend received from associated company		-	1,031	835
Investment in other property, plant and equipment		(243)	(48)	(435)
Net cash provided by/(used in) investing activities		$110,518	$(86,512)	$(26,717)

Cash flows from financing activities
Cash dividends paid	10	(19,679)	(22,083)	(214,669)
Repayment principal element of lease liability		(1,090)	(611)	(467)
Issuance of long-term debt	8,9	4,008	355,840	70,862
Purchase of treasury shares	10	(24,758)	(32,178)	-
Repayment of long-term debt	8,9	(131,825)	(283,000)	(357,595)
Net cash provided by/(used in) financing activities		$(173,343)	$17,967	$(501,868)

Net (decrease)/increase in cash and cash equivalents		65,081	(7,983)	1,285
Net foreign exchange difference		209	-	-
Cash and cash equivalents at beginning of period		60,658	68,641	67,356
Cash and cash equivalents at end of period	8,9	$125,948	$60,658	$68,641

Specification of items included in operating activities:
Interest paid		23,450	23,196	35,404
Interest received		1,481	6	212

The footnotes are an integral part of these consolidated financial statement

Notes to the Consolidated Financial Statements
for the years ended December 31, 2022, 2021 and 2020

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “the parent company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Company has 33 subsidiaries, of which 29 are wholly owned. Of the wholly owned subsidiaries, 19 are Marshall Island companies, seven are Cayman Islands companies, two are Singaporean companies and one is a Norwegian company. 17 Marshall Islands subsidiaries and seven Cayman Islands subsidiaries are vessel-owning companies (the “vessel subsidiaries”). The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. The Company has three dormant Marshall Islands subsidiaries and the remaining four subsidiaries are a Monegasque company, in which the Company has a 99% ownership interest, a Singaporean company, in which the Company has a 53% ownership interest and its 100% subsidiaries, a Singaporean company and an Indian company, in each of which the Company indirectly has a 53% ownership interest.

Our principal activity is the ownership and operation of a fleet of crude oil carriers. As of December 31, 2022 our fleet consisted of 23 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or “dwt.” Our fleet principally operates on international routes and has a combined carrying capacity of 7,152,498 dwt.

With regards to amounts in the financial statements, these are shown in USD thousands.

Note 2 – Significant accounting principles

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Basis of consolidation

The consolidated financial statements comprise the financial statements of DHT Holdings, Inc. and entities controlled by the parent company (and its subsidiaries).

Unless otherwise specified, all subsequent references to the “Company” refer to DHT Holdings, Inc. and its subsidiaries. Control is achieved where the Company has power over the investee, is exposed or has the rights to variable returns from its investment with an entity and has the ability to affect those returns through its power over the entity.

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

For business combinations achieved in stages, otherwise known as step acquisitions, previously held equity interests in the acquiree are remeasured to fair value. The resulting gain or loss is recognized in the consolidated income statement.

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

Capitalized exhaust gas cleaning systems costs are depreciated on a straight-line basis from the time of installation of the equipment to the end of the estimated useful life. The exhaust gas cleaning systems are estimated to have a useful life of three years.

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

Bunker inventory

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

Revenues from time charters are accounted for as operating leases and are thus recognized on a straight-line basis over the rental periods of such charters. Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term. For vessels on time charters, where the Company is a lessor, the time charter contract contains a lease component, which is the right to use the specified ship, and a non-lease component, which is the operation and maintenance of the ship. Technical management service components are accounted for in accordance with IFRS 15 Revenue from Contracts with Customers and the lease components are accounted for in accordance with IFRS 16 Leases. The service elements are recognized as revenue as the service is being delivered (over time) and the timing of this coincides with timing of revenue recognized for the leasing element as per IFRS 16.

The Company has entered into time charters where the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid either monthly, quarterly or semi-annually in arrears and recognized as revenue in the period in which it was earned in accordance with IFRS 16.

Revenues from spot charterers, otherwise known as voyage charter revenues, are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Revenues from spot charterers are accounted for under IFRS 15.

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

Other revenues primarily comprises revenues earned from the technical management of third party vessels and is recognized over time following the timing of satisfaction of the performance obligation.

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

Foreign currency

The functional currency of the parent company and each of the vessel subsidiaries is the U.S. dollar. This is because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in U.S. dollars, and the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in U.S. dollars. For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the date of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification in the Statement of Financial Position

Current assets and current liabilities include items due 12 months or less from the reporting date and items related to the operating cycle, if longer, liabilities for which the Company does not have the unconditional right to defer settlement beyond 12 months from the reporting date, and items primarily held for trading. The current portion of long-term debt is included as current liabilities. Assets other than those described above are classified as non-current assets.

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

Accumulated deficit

Accumulated deficit is the cumulative amount of prior year profit and loss and dividends paid.

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

Segment information

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based upon the magnitude of services provided. The Company’s chief operating decision maker (“CODM”), the President & Chief Executive Officer, reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8, Operating Segments.

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

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

•
Impairment: Each of the Company’s vessels has been treated as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value-in-use analysis. Judgment, as disclosed in Note 6, has been applied in connection with the assessment of indicators of impairment or reversal of prior impairment.

Application of new and revised International Financial Reporting Standards (“IFRSs”)

New and amended standards and interpretations

A number of new standards and amendments were effective as of January 1, 2022, but they did not have a material effect on the Company’s financial statements.

New standards issued but not yet effective

New and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:

Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 and October 2022 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items.

The amendments clarify what is meant by a right to defer settlement, that a right to defer must exist at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, introduce a definition of “settlement” to make clear that settlements refers to the transfer to the counterparty of cash, equity instruments, other assets or services and required disclosures.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Company is currently assessing the impact of the amendments, however, the adoption is not expected to have a material impact on its consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. The Company is currently assessing the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:
•	A change in accounting estimate that results from new information or new developments is not the correction of an error
•
The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The IASB added two examples (Examples 4-5) to the Guidance on implementing IAS 8, which accompanies the Standard. The IASB has deleted one example (Example 3) as it could cause confusion in light of the amendments.

The amendments are effective for annual periods beginning on or after 1 January 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. The Company is currently assessing the impact of the amendments, however, the adoption is not expected to have a material impact on its consolidated financial statements.

Note 3 – Segment information

Operating Segments

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. Management organizes and manages the entity as one segment based upon the magnitude of services provided. The Company’s CODM reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8.

Entity-wide disclosures

Information about major customers:

As of December 31, 2022, the Company had 23 vessels in operation of which five were on time charters and 18 were vessels operating in the spot market.

For the period from January 1, 2022, to December 31, 2022, five customers represented $80,198 thousand, $68,829 thousand, $27,443 thousand, $26,873 thousand, and $19,788 thousand, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $223,131 thousand, equal to 50 percent of the shipping revenues of $450,381 thousand for the period from January 1, 2022, to December 31, 2022.

For the period from January 1, 2021, to December 31, 2021, five customers represented $41,418 thousand, $35,154 thousand, $28,322 thousand, $26,392 thousand, and $26,315 thousand, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $157,601 thousand, equal to 53 percent of the shipping revenues of $295,853 thousand for the period from January 1, 2021, to December 31, 2021.

For the period from January 1, 2020, to December 31, 2020, five customers represented $78,513 thousand, $57,777 thousand, $55,371 thousand, $53,711 thousand, and $37,670 thousand, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $283,042 thousand, equal to 41 percent of the shipping revenues of $691,039 thousand for the period from January 1, 2020, to December 31, 2020.

Note 4 – Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2022	2021	2020
Time charter revenues[1]	$75,790	$140,730	$182,663
Voyage charter revenues	374,592	155,124	508,375
Shipping revenues	$450,381	$295,853	$691,039
Other revenues[2]	3,764	-	-
Total revenues	$454,146	$295,853	$691,039

[1]
Time charter revenues are presented in accordance with IFRS 16, while the portion of time charter revenues related to technical management services, equaling $19,144 thousand, $36,384 thousand and $33,224 thousand, for 2022, 2021, and 2020 respectively, is recognized in accordance with IFRS 15.

[2]	Other revenues mainly relate to technical management services provided.

The following summarizes the Company’s vessel employment as of December 31, 2022:

Vessel	Type of Employment	Expiry
VLCC
DHT Mustang	Time charter	Q2 2023
DHT Bronco	Spot
DHT Colt	Time charter	Q3 2023
DHT Stallion	Spot
DHT Tiger	Spot
DHT Harrier	Time charter	Q4 2024
DHT Puma	Spot
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Spot
DHT Leopard	Spot
DHT Jaguar	Spot
DHT Taiga	Spot
DHT Opal	Spot
DHT Sundarbans	Spot
DHT Redwood	Spot
DHT Amazon	Time charter	Q2 2023
DHT Peony	Spot
DHT Lotus	Spot
DHT China	Spot
DHT Europe	Spot
DHT Bauhinia	Spot
DHT Scandinavia	Spot

Future charter payments

The future revenues expected to be received from the time charters for the Company’s vessels on existing charters as of the reporting date are as follows:

(Dollars in thousands) Year	Amount
2023	$40,509
2024	23,359
2025	13,320
2026	12,580
2027	6,105
Thereafter	-
Net charter payments	$95,873

The future net charter payments were $79,942 thousand for the year ending December 31, 2021, and $122,313 thousand for the year ending December 31, 2020.

Any extension periods, unless already exercised as of December 31, 2022, are not included in the table above. Time charter hire payments are not received when a vessel is off-hire, including off-hire related to normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Other income

There was no other income for 2022. In the fourth quarter of 2021, the Company received $4,612 thousand, net of tax, as a distribution of equity from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

Contract balances

Contract balances and related disclosures have been included in the following places in the notes to the Company’s consolidated financial statements:

Note
Accounts receivable and accrued revenues	notes 8,9

Deferred shipping revenues relate to charter hire payments paid in advance. The year-end deferred shipping revenues balances have been recognized as revenue in the following year due to the short-term nature of the advances.

(Dollars in thousands)	2022	2021	2020
Deferred shipping revenues	$4,172	$4,865	$16,236

Capitalized voyage expenses

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was:

(Dollars in thousands)	2022	2021	2020
Capitalized voyage expenses	$2,799	$1,395	$1,039

During the twelve months of 2022, $1,395 thousand was amortized related to voyages in progress as of December 31, 2021, and $1,945 thousand was amortized related to the voyages in progress as of December 31, 2022. No impairment losses were recognized in the period. During the twelve months of 2021, $1,039 thousand was amortized related to voyages in progress as of December 31, 2020, and $1,661 thousand was amortized related to the voyages in progress as of December 31, 2021. No impairment losses were recognized in the period. During the twelve months of 2020, $4,151 thousand was amortized related to voyages in progress as of December 31, 2019, and $397 thousand was amortized related to the voyages in progress as of December 31, 2020. No impairment losses were recognized in the period.

Concentration of risk

As of December 31, 2022, five of the Company’s 23 vessels were chartered to four different counterparties and 18 vessels were operated in the spot market.

As of December 31, 2021, seven of the Company’s 26 vessels were chartered to five different counterparties and 19 vessels were operated in the spot market.

As of December 31, 2020, 18 of the Company’s 27 vessels were chartered to 10 different counterparties and nine vessels were operated in the spot market.

The Company believes that the concentration of risk is limited and can be adequately monitored.

Note 5 – Earnings per share (“EPS”)

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive restricted shares using the treasury stock method.

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2022	2021	2020
Profit/(loss) for the period used for calculation of EPS – basic	$61,520	$(11,521)	$266,266
Interest and amortization on the convertible notes	$-	$-	$6,766
Profit/(loss) for the period used for calculation of EPS – dilutive	$61,520	$(11,521)	$273,032

Basic earnings per share:
Weighted average shares outstanding – basic	164,692,954	169,089,325	155,712,886

Diluted earnings per share:
Weighted average shares outstanding – basic	164,692,954	169,089,325	155,712,886
Dilutive equity awards [1]	157,137	-	65,873
Dilutive shares related to convertible notes	-	-	14,275,217
Weighted average shares outstanding – dilutive	164,850,091	169,089,325	170,053,975

[1]	In 2022, 2021, and 2020, equity awards of nil, 77,546 and nil, respectively, were excluded from the calculation of the dilutive weighted average shares outstanding due to being anti-dilutive.

Note 6 – Vessels and subsidiaries

The vessels are owned by companies incorporated in the Marshall Islands or the Cayman Islands. The Company directly owns 100% of the vessel subsidiaries. The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. In addition, the Company has a vessel-chartering subsidiary and three subsidiaries, DHT Management S.A.M. (Monaco), DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., that perform management services for DHT and its subsidiaries. In addition, the Company directly owns 53% of Goodwood Ship Management Pte. Ltd. providing technical management services. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Mustang Inc	DHT Mustang	317,975	Hong Kong	2018
DHT Bronco Inc	DHT Bronco	317,975	Hong Kong	2018
DHT Colt Inc	DHT Colt	319,713	Hong Kong	2018
DHT Stallion Inc	DHT Stallion	319,713	Hong Kong	2018
DHT Tiger Limited	DHT Tiger	299,629	Hong Kong	2017
DHT Harrier Inc	DHT Harrier	299,985	Hong Kong	2016
DHT Puma Limited	DHT Puma	299,629	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,629	Hong Kong	2016
DHT Osprey Inc	DHT Osprey	299,999	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,629	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,629	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,629	Hong Kong	2015
Samco Iota Ltd	DHT Taiga	314,249	Hong Kong	2012
DHT Opal Inc	DHT Opal	320,105	Hong Kong	2012
Samco Theta Ltd	DHT Sundarbans	318,123	Hong Kong	2012
Samco Kappa Ltd	DHT Redwood	314,249	Hong Kong	2011
Samco Eta Ltd	DHT Amazon	318,130	RIF	2011
DHT Peony Inc	DHT Peony	320,013	Hong Kong	2011
DHT Lotus Inc	DHT Lotus	320,142	Hong Kong	2011

Company	Vessel name	Dwt	Flag State	Year Built
DHT Edelweiss Inc[1]	DHT Edelweiss	301,021	Hong Kong	2008
Samco Epsilon Ltd	DHT China	317,794	Hong Kong	2007
Samco Delta Ltd	DHT Europe	317,713	Hong Kong	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	Hong Kong	2007
DHT Hawk Inc[1]	DHT Hawk	298,923	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006
DHT Falcon Inc[1]	DHT Falcon	298,971	Hong Kong	2006

[1]	In 2022, the Company entered into three separate agreements to sell its three VLCCs, DHT Hawk, DHT Falcon and DHT Edelweiss, for an aggregate of $115 million. DHT Hawk and DHT Falcon were delivered in May 2022, and DHT Edelweiss was delivered in September 2022. A gain of $19.5 million was recorded in relation to the sale of these VLCCs.

Vessels

(Dollars in thousands)	Vessels	Drydock	EGCS	Time charter contracts	Total
Cost
As of January 1, 2022	2,051,924	54,368	59,311	-	2,165,604
Additions	96	(12)	3	-	86
Transferred from vessels upgrades	1,467	7,223	-	-	8,690
Disposals	(146,031)	(14,961)	(7,443)	-	(168,435)
As of December 31, 2022	1,907,456	46,617	51,871	-	2,005,945

Accumulated depreciation and impairment
As of January 1, 2022	(646,504)	(17,766)	(33,488)	-	(697,758)
Charge for the period	(89,615)	(11,412)	(20,710)	-	(121,738)
Disposals	61,042	8,387	6,119	-	75,549
As of December 31, 2022	(675,077)	(20,792)	(48,079)	-	(743,947)

Net book value
As of December 31, 2022	1,232,380	25,826	3,793	-	1,261,998

Cost
As of January 1, 2021	2,020,690	51,843	51,071	6,600	2,130,204
Additions	66,531	139	1,486	-	68,156
Transferred from vessels upgrades	75,417	30,158	17,333	-	122,907
Disposals	(110,713)	(27,772)	(10,579)	(6,600)	(155,664)
As of December 31, 2021	2,051,924	54,368	59,311	-	2,165,604

Accumulated depreciation and impairment
As of January 1, 2021	(596,709)	(30,880)	(20,032)	(6,148)	(653,769)
Charge for the period	(94,700)	(13,270)	(19,322)	(452)	(127,743)
Disposals	44,905	26,383	5,866	6,600	83,754
As of December 31, 2021	(646,504)	(17,766)	(33,488)	-	(697,758)

Net book value
As of December 31, 2021	1,405,420	36,602	25,824	-	1,467,846

Vessel upgrades
As of January 1, 2022	232	140	-	-	372
Additions	1,235	9,890	1,776	-	12,900
Transferred to vessels	(1,467)	(7,223)	-	-	(8,690)
As of December 31, 2022	-	2,807	1,776	-	4,583

As of January 1, 2021	2,788	3,265	11,216	-	17,269
Additions	72,861	27,033	6,117	-	106,010
Transferred to vessels	(75,417)	(30,158)	(17,333)	-	(122,907)
As of December 31, 2021	232	140	-	-	372

Depreciation

We have assumed an estimated useful life of 20 years for our vessels. Depreciation is calculated taking residual value into consideration. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Estimated scrap rate used as a basis for depreciation is based on estimated scrap value in accordance with our recycling policy. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. Capitalized exhaust gas cleaning system costs are depreciated on a straight-line basis from the time of installation of the equipment to the end of the estimated useful life. The Company revised the useful life estimate of exhaust gas cleaning systems from a previously assessed useful life from the time of installation through the accounting year 2022 to an estimated useful life of three years. The change in estimated useful life was accounted for prospectively and consequently depreciation expense of $2,649 thousand and $1,144 thousand will be recognized in 2023 and 2024, respectively.

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

For the year ended December 31, 2022, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.

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

In the fourth quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandinavia through a non-cash impairment charge of $7.6 million. The impairment test was performed using an estimated WACC of 8.59%. As DHT operates in a non-taxable environment specific to shipping revenues, the WACC is the same on a before- and after-tax basis. The rates used for the impairment testing were as follows: (a) the current Forward Freight Agreements (“FFA”) for the first two years, estimated by Braemar ACM Shipbroking, and (b) the 25-year historical average spot rates as reported by Clarksons Shipping Intelligence thereafter. The Company’s decision to use FFA rates for the first two years was based on the Company’s  exposure to the spot market and the limited market availability of FFA rates beyond the first two years. The Company’s determination to use historical average spot rates rather than time charter rates was based on the Company’s  exposure to the spot market, including the prevalence of profit sharing arrangements in time charter contracts. The Company’s determination to use the 25-year historical average for spot rates was based on the Company’s belief that such time period provides a rate that is most representative of longer-term performance as it mitigates the impact of the highly cyclical nature of the tanker industry. The time charter equivalent FFA rates used for the impairment test as of December 31, 2020 for the VLCCs was $19,610 per day for 2021 and $25,279 per day for 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,466. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day was added through 2022 for VLCCs built in 2015 and later, and $4,000 per day was added through 2022 for VLCCs with exhaust gas cleaning systems. For vessels on time charter we assumed the contractual rate for the remaining term of the time charter. The most sensitive and/or subjective assumptions that had the potential to affect the outcome of the impairment assessment for the vessels were the WACC and the future rates. Decreasing the WACC by 0.5% would decrease the impairment charge by $1.5 million. Increasing/decreasing the future rates by $500 per day would decrease/increase the impairment charge by $1.4 million.

In the third quarter of 2020, we adjusted the carrying value of DHT China, DHT Europe and DHT Scandinavia through a non-cash impairment charge of $4.9 million. The impairment test was performed using an estimated WACC of 8.12%. The time charter equivalent FFA rates used for the impairment test as of September 30, 2020 for the VLCCs was $20,107 per day for the fourth quarter of 2020, $21,550 per day for 2021 and $21,194 per day for the first three quarters of 2022. Thereafter, the time charter equivalent rate used for the VLCCs was $42,557. The above rates were reduced by 20% for vessels above the age of 15 years based on lower earnings for the Company’s older vessels due to (a) charterers demanding lower rates for older vessels, (b) longer waiting time for cargo for older vessels as charterers prefer the younger vessels and (c) older vessels being less fuel-efficient. Also, reflecting the lower fuel consumption for modern vessels, $4,000 per day was added through 2022 for VLCCs built in 2015 and later, and $3,000 per day was added through 2022 for VLCCs with exhaust gas cleaning systems. For vessels on time charter we assumed the contractual rate for the remaining term of the time charter.

Pledged assets

As of December 31, 2022, all of the Company’s 23 vessels were pledged as collateral under the Company’s secured credit facilities.

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2022	2021
Accounts payable	$14,580	$11,111
Accrued interest	643	510
Accrued voyage expenses	8,019	2,426
Accrued employee compensation	2,391	1,712
Other[1]	3,764	3,903
Total accounts payable and accrued expenses	$29,398	$19,662

[1]	Other includes accrued operating expenses and accrued capital expenditures.

Note 8 – Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2022	2021
Cash and cash equivalents [1,3]	$125,948	$60,658
Accounts receivable and accrued revenues [1]	59,465	30,361
Derivative financial assets, current [2]	3,759	-
Total financial assets	$189,172	$91,018

Financial liabilities
Accounts payables and accrued expenses [1]	$29,398	$19,662
Derivative financial liabilities, current [2]	-	7,002
Current portion long-term debt [1]	29,626	9,792
Long-term debt [1]	367,069	512,507
Derivative financial liabilities, non-current [2]	-	4,222
Total financial liabilities	$426,094	$553,184

[1]	Amortized cost.
[2]	Fair value through profit or loss.
[3]	Cash and cash equivalents include $316 thousand in restricted cash in 2022 and $289 thousand in 2021, including employee withholding tax.

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

Measurement of fair value

In the statement of financial position, only derivatives are classified within a fair value measurement category and recognized at fair value. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivatives – interest rate swaps

		Notional amount		Fair value - Financial asset		Fair value - Financial liability
(Dollars in thousands)	Expires	2022	2021	2022	2021	2022	2021
Swap pays 2.987%, receive floating	Apr. 20, 2023	$37,200	$39,600	$202	$-	$-	$1,173
Swap pays 3.012%, receive floating	Apr. 20, 2023	37,200	39,600	200	-	-	1,185
Swap pays 3.019%, receive floating	Sept. 29, 2023	25,609	28,176	365	-	-	1,017
Swap pays 3.019%, receive floating	Sept. 29, 2023	24,695	27,262	351	-	-	982
Swap pays 2.8665%, receive floating	Sep. 29, 2023	41,120	43,690	629	-	-	1,509
Swap pays 2.8785%, receive floating	Jun. 30, 2023	35,539	38,106	357	-	-	1,162
Swap pays 2.885%, receive floating	Sept. 29, 2023	40,478	43,048	623	-	-	1,504
Swap pays 2.897%, receive floating	Sept. 30, 2023	35,717	38,284	544	-	-	1,339
Swap pays 3.020%, receive floating	Sept. 29, 2023	34,033	36,600	488	-	-	1,353
Total carrying amount		$311,590	$334,365	$3,759	$-	$-	$11,224

Interest-bearing debt

(Dollars in thousands)		Remaining	Carrying amount
	Interest	notional	2022	2021
Credit Agricole Credit Facility	SOFR + 2.05%	37,500	36,381	35,002
Danish Ship Finance Credit Facility	LIBOR + 2.00%	31,547	31,342	33,683
Nordea Credit Facility	LIBOR + 1.90%	117,235	113,043	225,214
ABN AMRO Credit Facility	LIBOR + 2.40%	216,761	215,929	228,400
Total carrying amount		403,043	396,696	522,299

As of December 31, 2022, $144.4 million was undrawn under the Nordea Credit Facility and $90.1 million was undrawn under the ABN AMRO Credit Facility.

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

			Non-cash changes

	As of January 1, 2022	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2022
Bank loans [3]	$522,299	(127,816)	2,902	(688)	396,696
Office leases [4]	3,285	(1,090)		1,743	3,938
Total [5]	$525,584	(128,906)	2,902	1,054	400,634

			Non-cash changes

	As of January 1, 2021	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2021
Bank loans [3]	$449,959	72,840	2,550	(3,049)	522,299
Office leases [4]	4,060	(611)		(164)	3,285
Total [5]	$454,019	72,228	2,550	(3,213)	525,584

[1]	The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows.
[2]
Other changes related to bank loans for the years 2022 and 2021 represent gains on modification of debt which includes previously capitalized fees. Other changes related to office leases for 2022 represent lease liabilities assumed through the business combination (for more details see Note 16), lease modification, and foreign exchange effects during the year related to IFRS 16. Other changes related to office leases for 2021 represent foreign exchange effects during the year related to IFRS 16.

[3]
As of December 31, 2022, bank loans consist of current portion long-term debt of $29,626 thousand and long-term debt of $367,069 thousand. As of December 31, 2021, bank loans consist of current portion long-term debt of $9,792 thousand and long-term debt of $512,507 thousand.

[4]
As of December 31, 2022, office leases consist of $1,178 thousand of current liabilities and $2,760 thousand of non-current liabilities. As of December 31, 2021, office leases consist of $624 thousand of current liabilities and $2,661 thousand of non-current liabilities. The remaining balance of non-current liabilities consists of pensions, deferred tax liability, and restoration cost related to office rental in 2022 and of pensions in 2021.

[5]	The reconciliation does not include interest rate swaps, which are described in Note 8.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in interest rates relates primarily to the Company’s long-term debt with floating interest rates. To manage this risk, the Company has at times entered into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2022, the Company had nine interest rate swaps with a total aggregate notional amount of $311,590 thousand as discussed in Note 8.

Interest rate risk sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt. For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2022: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2022 would decrease/increase by $457 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2021: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	loss for the year ended December 31, 2021 would decrease/increase by $981 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2020: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2020 would decrease/increase by $488 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2022, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties. As of December 31, 2022, five of the Company’s 23 vessels are chartered to four different counterparties and 18 vessels are operated in the spot market.

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

See Note 5 for further details on employment of the Company’s vessels. Time charter hire is paid monthly in advance.

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of the cash in six financial institutions, namely, DNB, Nordea, Credit Agricole, OCBC, ABN AMRO and CFM Indosuez.

As of December 31, 2022, five customers represented $17,715 thousand, $7,514 thousand, $7,349 thousand, $7,306 thousand and $5,576 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2022	2021
Cash and cash equivalents	$125,948	$60,658
Accounts receivable and accrued revenues	59,465	30,361
Maximum credit exposure	$185,412	$91,018

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. Swap payments are the net effect from paying fixed rate/ receive LIBOR. The LIBOR interest spot rate at December 31, 2022 (and spot rate at December 31, 2021 for comparatives) is used as a basis for preparation.

As of December 31, 2022
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$59,707	$384,591	$26,464	$470,761
Interest rate swaps	(3,300)	-	-	(3,300)
Total	$56,407	$384,591	$26,464	$467,462

As of December 31, 2021
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$24,112	$430,136	$120,724	$574,973
Interest rate swaps	8,929	4,961	-	13,890
Total	$33,041	$435,097	$120,724	$588,863

Capital management

A key objective in relation to capital management is to ensure that the Company maintains a capital structure suitable to support its business. The Company evaluates its capital structure in light of current and projected cash flows, the cyclicality and the relative strength or weakness of the shipping markets, new business opportunities and the Company’s financial commitments. In order to maintain or adjust the capital structure, the Company may adjust or eliminate the dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Company is in compliance with its financial covenants stipulated in its credit agreements.

Credit Agricole Credit Facility

In November 2022, the Company entered into an amended and restated agreement between Credit Agricole, as lender, DHT Tiger Limited, as borrower, and DHT Holdings, Inc., as guarantor (the “Credit Agricole Credit Facility”) for a $37.5 million credit facility to refinance the outstanding amount under a credit agreement with Credit Agricole that financed DHT Tiger. Borrowings bear interest at a rate equal to SOFR + 2.05%, including the historical Credit Adjustment Spread (CAS) of 26 basis points, and is repayable in 24 quarterly installments of $0.6 million from March 2023 to December 2028 and a final payment of $22.5 million in December 2028.

The Credit Agricole Credit Facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the Credit Agricole Credit Facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the Credit Agricole Credit Facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessel (as determined quarterly by an approved broker). The Credit Agricole Credit Facility is secured by, among other things, a first-priority mortgage on DHT Tiger, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the Borrower’s bank accounts and a first-priority pledge over the shares in the Borrower. The Credit Agricole Credit Facility contains covenants that prohibit the Borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

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

Nordea Credit Facility

In May 2021, the Company entered into a new secured credit agreement with Nordea, ABN AMRO, Credit Agricole, DNB, Danish Ship Finance, ING and SEB, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”) for a $316.2 million credit facility with Nordea as agent. The Nordea Credit Facility consists of a $119.8 million term loan and a $196.4 million revolving credit facility, of which $60 million is subject to quarterly reductions through the term of the facility.

In June 2021, the Company drew down $233.8 million under the Nordea Credit Facility and repaid the total outstanding under the Old Nordea Credit Facility, amounting to $175.9 million. Borrowings bear interest at a rate equal to LIBOR + 1.90%, and the facility has final maturity in January 2027. In connection with the cessation of LIBOR in 2023, in January 2023, Nordea granted DHT an extension on the requirement under the Nordea Credit Facility to establish a benchmark replacement for LIBOR until March 2023.

In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled the RCF tranche of $2.4 million. In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed. In December 2022, the Company prepaid $23.7 million under the Nordea Credit Facility. The prepayment was made for all regular installments for 2023. The outstanding amount is repayable in quarterly installments of $5.9 million from March 2024, with a final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250.0 million.

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

ABN AMRO Credit Facility

In April 2018, the Company entered into a $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two special purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “ABN AMRO Credit Facility”), for the financing of 11 VLCCs and two newbuildings. Borrowings bear interest at a rate equal to LIBOR + 2.40%.

In March 2020 and September 2020, the Company prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche.

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

In May 2022, the Company entered into agreements to sell DHT Hawk and DHT Falcon at $40 million and $38 million, respectively. The vessels were both delivered during the second quarter of 2022 and the sales generated a combined gain of $12.7 million. The Company repaid the outstanding debt on the two vessels, equal to $13.3 million in total and cancelled the revolving credit facility tranche of $9.9 million.

Subsequent to the payments, the loan is repayable in quarterly installments of $6.4 million through Q2 2024 with a final payment of $178.2 million with the last installment.

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

In January 2023, the Company refinanced the outstanding amount of $306.8 million under the ABN AMRO Credit Facility, including the $90.1 million undrawn under the revolving credit facility, through the ING Credit Facility as described below.

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100.0 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. The facility refinanced the outstanding amount under the ABN AMRO Credit Facility, as described above. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90%, including the historical Credit Adjustment Spread (CAS) of 26 basis points, and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

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

Note 10 – Stockholders’ equity and dividend payment

Stockholders’ equity

(Dollars in thousands, except per share data)	Common stock
Issued at December 31, 2020	170,798,328
Restricted stock issued	841,696
Retirement of treasury shares	(5,513,254)
Issued at December 31, 2021	166,126,770
Restricted stock issued	852,948
Retirement of treasury shares	(4,326,379)
Issued at December 31, 2022	162,653,339
Par value	$0.01
Number of shares authorized for issue at December 31, 2022	250,000,000

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases

In 2022, the Company purchased 4,326,379 of its own shares in the open market for an aggregate consideration of $24.8 million, at an average price of $5.71 per share. All shares were retired upon receipt. In 2021, the Company purchased 5,513,254 of its own shares in the open market for an aggregate consideration of $32.2 million, at an average price of $5.82 per share. All shares were retired upon receipt. In 2020, the Company did not repurchase or retire any shares of common stock.

Dividend payments

Dividend payments as of December 31, 2022:		Per share
Payment date:	Total payment	Common
February 24, 2022	$3.3 million	$0.02
May 26, 2022	$3.3 million	$0.02
August 30, 2022	$6.5 million	$0.04
November 29, 2022	$6.5 million	$0.04
Total payments as of December 31, 2022	$19.7 million	$0.12

Dividend payments as of December 31, 2021:		Per share
Payment date:	Total payment	Common
February 25, 2021	$8.6 million	$0.05
May 26, 2021	$6.8 million	$0.04
August 26, 2021	$3.3 million	$0.02
November 23, 2021	$3.3 million	$0.02
Total payments as of December 31, 2021	$22.1 million	$0.13

Dividend payments as of December 31, 2020:		Per share
Payment date:	Total payment	Common
February 25, 2020	$47.0 million	$0.32
May 26, 2020	$51.5 million	$0.35
September 2, 2020	$82.0 million	$0.48
November 25, 2020	$34.2 million	$0.20
Total payments as of December 31, 2020	$214.7 million	$1.35

Refer to Note 18 for the dividend paid after the reporting date.

Note 11 – Operating expenses

Voyage expenses

(Dollars in thousands)	2022	2021	2020
Bunkers	$154,182	$72,925	$106,104
Other voyage related expenses	31,320	19,480	34,460
Total voyage expenses	$185,502	$92,405	$140,564

Voyage expenses relate to bunkers consumption and other voyage related expenses, such as broker commissions and port costs. Voyage expenses for time charter contracts are paid by the charterer, whereas voyage expenses for vessels operating in the spot market are paid by the Company. In 2022, the Company had more vessels operating in the spot market than in 2021, thereby driving an increase in voyage expenses. In 2021, the Company had fewer vessels operating in the spot market than in 2020, thereby driving a reduction in voyage expenses.

Vessel operating expenses

(Dollars in thousands)	2022	2021	2020
Operating expenses	$67,846	$71,609	$75,944
Insurance	5,963	6,198	6,244
Total vessel operating expenses	$73,809	$77,807	$82,188

Vessel operating expenses relate to crewing, maintenance, stores and spares and other technical costs to operate our vessels.

General and administrative expenses

(Dollars in thousands)	2022	2021	2020
Total compensation to employees and Directors	$11,763	$11,890	$14,163
Office and administrative expenses	3,818	3,351	2,413
Audit, legal and consultancy	1,308	1,325	1,313
Total general and administrative expenses	$16,889	$16,565	$17,890

Stock compensation

The Company currently maintains the 2022 Incentive Compensation Plan (the “2022 Plan”) for the benefit of directors and senior management. Different awards may be granted under the 2022 Plan, including stock options, restricted shares/restricted stock units and cash incentive awards.

Restricted shares

Restricted shares can neither be transferred nor assigned by the participant.

Vesting conditions

Awards issued vest subject to continued employment or office, except in the event that a member of the board of directors ceases service on the board of directors prior to the applicable vesting date for any reason, in which case his or her restricted stock would immediately vest in full. The awards have graded vesting. For some of the awards there is an additional vesting condition requiring certain market conditions to be met.

The 2022 Plan may allow for different criteria for new grants.

Stock compensation series

	Number of	Vesting	Fair value
	shares/ options	Period	at grant date
(1) Granted January 2019, restricted shares	360,000	3 years	$4.25
(2) Granted January 2019, restricted shares	200,000	3 years	3.04
(3) Granted March 2019, restricted shares	210,000	1 year	4.60
(4) Granted January 2020, restricted shares	460,000	3 years	8.22
(5) Granted January 2020, restricted shares	150,000	1 year	8.22
(6) Granted January 2020, restricted shares	200,000	1 year	3.56
(7) Granted January 2021, restricted shares	579,100	3 years	5.52
(8) Granted January 2021, restricted shares	175,000	1 year	5.52
(9) Granted January 2021, restricted shares	119,900	3 years	3.22
(10) Granted January 2022, restricted shares	175,000	1 year	5.38
(11) Granted January 2022, restricted shares	573,359	3 years	5.30
(12) Granted January 2022, restricted shares	124,594	3 years	$4.29

The following reconciles the number of outstanding restricted common stock:

Restricted common stock
Outstanding at December 31, 2019	560,000
Granted	810,000
Exercised [1]	550,002
Forfeited	-
Outstanding at December 31, 2020	819,998

Outstanding at December 31, 2020	819,998
Granted	874,000
Exercised [1]	733,133
Forfeited	-
Outstanding at December 31, 2021	960,865

Outstanding at December 31, 2021	960,865
Granted	872,953
Exercised [1]	800,723
Forfeited	149,400
Outstanding at December 31, 2022	883,695

1    Does not include shares in lieu of dividends

Stock compensation expenses

(Dollars in thousands)	2022	2021	2020
Expense recognized from stock compensation	$4,211	$4,371	$4,792

The fair value on the vesting date for shares that vested in 2022 was $8.22 for 122,057 shares, $5.52 for 388,412 shares, $5.30 for 175,048 shares and $4.25 for 167,431 shares. The fair value on the vesting date for shares that vested in 2021 was $8.22 for 435,960 shares, $4.25 for 163,764 shares, $5.52 for 120,986 shares and $3.22 for 120,986 shares. The fair value on the vesting date for shares that vested in 2020 was $4.25 for 125,649 shares, $3.56 for 207,786 shares, $4.60 for 235,650 shares and $8.22 for 32,445 shares. All share-based compensation is equity-settled and no payments were made for the vested shares. The average contractual life for the outstanding stock compensation series was 1.09 years as of December 31, 2022.

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

In January 2022, a total of 697,953 shares of restricted stock were awarded to management for the year 2021. Of these shares, 174,394 shares vested in March 2022, 99,788 shares vested in January 2023, 99,788 shares will vest in January 2024, 99,789 shares will vest in January 2025, subject to continued employment or office, as applicable, and 174,331 shares are forfeited. The fair value at grant date was equal to the share price at grant date. The remaining 49,863 shares will vest subject to certain market conditions prior to December 2024 and the calculated fair value was $4.29 per share. In January 2021, a total of 699,000 shares of restricted stock were awarded to management for the year 2020. Of these shares, 239,800 vested in March 2021, 153,066 shares vested in January 2022, 50,000 shares vested in March 2022, 103,067 shares vested in January 2023, 103,067 shares will vest in January 2024, subject to continued employment or office, as applicable, and 50,000 shares are forfeited. The fair value at grant date was equal to the share price at grant date.

In January 2022, a total of 175,000 shares of restricted stock were awarded to the board of directors for the year 2021. The fair value at grant date was equal to the share price at grant date and the shares will vest in June 2023. In January 2021, a total of 175,000 shares of restricted stock were awarded to the board of directors in for the year 2020. The fair value at grant date was equal to the share price at grant date and the shares vested in June 2022.

Compensation of Directors and Executives

Remuneration of Directors and Executives as a group:

(Dollars in thousands)	2022	2021	2020
Cash compensation	$2,648	$5,050	$3,897
Pension cost	165	219	206
Share compensation [1]	3,316	3,508	4,364
Total remuneration	$6,129	$8,776	$8,466

1     Share compensation reflects the expense recognized.

Shares held by Directors and Executives

	2022	2021	2020
Directors and Executives as a group [1]	1,908,331	2,958,894	2,303,011

1    Includes 595,832 (2021: 725,665, 2020: 619,998) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the Executives of the Company may be entitled to an amount equal to 18 months’ base salary and any unvested equity awards may become fully vested in certain circumstances.

Prepaid expenses

(Dollars in thousands)	2022	2021
Prepaid voyage expenses	$5,678	$2,959
Prepaid vessel operating expenses	2,216	1,828
Other	2,655	1,375
Total prepaid expenses	$10,550	$6,162

Note 12 – Bunker inventory

Bunker inventory consists of remaining bunkers for our spot vessels at the end of the year. The balance was $33,069 thousand as of December 31, 2022 compared to $33,396 thousand as of December 31, 2021.

Bunker inventory is stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and delivery cost less discounts.

Note 13 – Related parties

Related party transactions relate to the Company’s subsidiaries, associated company, employees and members of the board of directors.

Transactions between DHT Holdings, Inc. and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

For the first five months of 2022, DHT Holdings, Inc. had a 50% ownership in Goodwood Ship Management Pte. Ltd. (“Goodwood”), which was treated as an investment in associate. During that period, total technical management fees paid were  $1,485 thousand. Refer to Note 16 for more information regarding business combination. In 2021 and 2020, total technical management fees paid to Goodwood were  $3,459 thousand and $3,310 thousand, respectively.

Further, DHT has guarantees for certain of its subsidiaries. This mainly relates to the Company’s secured credit facilities, all of which are entered into by special-purpose wholly owned vessel-owning subsidiaries as borrowers and guaranteed by DHT Holdings, Inc.

Note 14 – Pensions

The Company is required to have an occupational pension scheme in accordance with Norwegian law on required occupational pensions (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The pension scheme satisfies the requirements of this law and comprises a defined benefit scheme. At the end of the year, there were 13 participants in the benefit plan.

Defined benefit pension

DHT Management AS established a defined benefit plan for qualifying employees in 2010. Under the plan, the employees, from age 67, are entitled to 70% of their base salary at retirement date. Parts of the pension are covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

Liability for defined benefit pension

DHT Management AS makes contributions to the defined benefit plan and as of December 31, 2022, the net liability recorded was $695 thousand, compared to $662 thousand as of December 31, 2021 and $612 thousand as of December 31, 2020.

DHT Management AS expects to contribute $304 thousand to its defined benefit pension plan in 2023.

Note 15 – Tax

DHT Holdings, Inc. is a foreign corporation that is not subject to United States federal income taxes. Further, DHT is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated, and there are no U.S. legal entities. The Monegasque company, DHT Management S.A.M., is subject to income taxation in Monaco, the Norwegian management company, DHT Management AS, is subject to income taxation in Norway and the direct and indirect subsidiaries in Singapore, DHT Ship Management (Singapore) Pte. Ltd, DHT Chartering (Singapore) Pte. Ltd, Goodwood Ship Management Pte. Ltd., and Goodwood Shipping Agencies Pte. Ltd. are subject to income taxation in Singapore and the indirect Indian subsidiary, Goodwood Marine Services Pvt. Ltd. is subject to income taxation in India. The tax effects for the companies are disclosed below.

Specification of income tax

(Dollars in thousands)	2022	2021	2020
Income tax payable	$592	$378	$587
Tax expenses related to previous year	(4)	(27)	309
Change in deferred tax	(1)	9	5
Total income tax expense	$587	$360	$900

Specification of temporary differences and deferred tax

	December 31,	December 31,	December 31,
(Dollars in thousands)	2022	2021	2020
Property, plant and equipment	$468	$(11)	$2
Pensions	(695)	(662)	(612)
Total basis for deferred tax	(227)	(674)	(610)
Deferred tax liability(asset), net [1]	$(113)	$(152)	$(140)
Deferred tax (asset), gross [2]	(168)	(166)	(161)
Deferred tax liability, gross [2]	55	14	21

[1]	Due to materiality, recognized in prepaid expenses and not on a separate line in the statements of financial position.
[2]	Deferred tax liability is related to one of the direct and one of the indirect subsidiaries in Singapore and cannot be offset with the deferred tax asset related to the subsidiary in Norway.

Reconciliation of income tax expense

(Dollars in thousands)	2022	2021	2020
Profit/(loss) before income tax	$62,567	$(11,147)	$267,181
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	587	360	900
Total income tax expense	$587	$360	$900

Note 16 – Investment in associate company and business combination

Investment in associate

During the first five months of 2022, the parent company owned 50% of Goodwood, whose principal activity is ship management and place of incorporation and business is Singapore. The ownership interest was treated as an investment in associate under the equity method. Subsequently, DHT acquired an addition 3% of Goodwood, resulting in a total ownership of 53%, which was treated as a subsidiary and consolidated in the Company’s financial statements. As of December 31, 2021, DHT owned 50% of Goodwood, which was treated as an associate under the equity method.

(Dollars in thousands)	2022	2021
Investment in associate company	$-	$5,406

The following summarizes the share of profit of the associate that is accounted for using the equity method:

(Dollars in thousands)
Company’s share of	2022	2021
Profit after taxation	$1,327	$1,278
Other comprehensive income for the year, net of tax	$(66)	$(74)
Total comprehensive income for the year	$1,261	$1,204

Business combination

In May 2022, the parent company, acquired an additional 3% ownership of Goodwood a privately owned ship management company incorporated under the laws of the Republic of Singapore for a purchase price of $394 thousand in cash. A change in Goodwood’s partnership structure allowed DHT to increase its shareholding under the existing partnership agreement. As of December 31, 2022, Goodwood managed 22 of the Company’s vessels.

Following the acquisition, DHT’s ownership percentage increased to 53%, thereby obtaining control over Goodwood in what is known as a step acquisition. Previously held equity interests in Goodwood were remeasured to a fair value of $6,030 thousand, resulting in a loss of $637 thousand, which was recognized under other financial (expense)/income in the consolidated income statement.

The Company has elected to measure the non-controlling interests in Goodwood at the proportionate share of identifiable net assets.

Assets acquired and liabilities assumed

The preliminary fair values of the identifiable assets and liabilities of Goodwood as at the date of the acquisition were:

As of May 31, 2022
(Dollars in thousands)	FV recognized on acquisition
ASSETS
Current assets	$9,912
Non-current assets	2,522
Total assets	$12,433
LIABILITIES
Current liabilities	$(570)
Non-current liabilities	(2,342)
Total liabilities	$(2,912)
TOTAL IDENTIFIABLE NET ASSETS AT FAIR VALUE	$9,521

Previously held equity interest measured at fair value	$(6,030)
Non-controlling interest measured at fair value	(4,453)
Goodwill arising on acquisition	1,356
PURCHASE CONSIDERATION TRANSFERRED	$394

(Dollars in thousands)	Cash flow on acquisition
Net cash acquired with the subsidiary	$8,660
Cash paid	(394)
NET CASH FLOW ON ACQUISITION	$8,267

The goodwill of $1,356 thousand comprises the value of the personnel technical management expertise, customer base, and market reputation, which are not separately recognized.

Impact of acquisition on the results of the Company

For the period from May 31 to December 31, 2022, Goodwood contributed $3,764 thousand to total revenues and a profit of $1,129 thousand before tax to the Company.

If the business combination had taken place at the beginning of the year, the total revenues would have been $457,381 thousand on a pro forma basis and the combined result before tax would have improved by $588 thousand to $63,155 thousand on a pro forma basis.

Note 17 – Condensed Financial Information of DHT Holdings, Inc. (parent company only)

SEC Rule 5-04 requires DHT to disclose condensed financial statements of the parent company when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year as prescribed in SEC Rule 12-04 Condensed Financial Information of Registrant. For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations), which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2022, 2021 and 2020. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the vessel-owning subsidiaries.

Condensed Statement of Financial Position

(Dollars in thousands)

ASSETS	December 31,	December 31,
Current assets	2022	2021
Cash and cash equivalents	$29,601	$15,539
Accounts receivable and prepaid expenses	749	74
Amounts due from related parties	89,980	90,190
Total current assets	$120,330	$105,803

Investments in subsidiaries	$375,683	$392,489
Loan to subsidiaries	377,131	338,051
Investment in associate company	-	201
Total non-current assets	$752,814	$730,741

Total assets	$873,144	$836,545

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$201	$447
Total current liabilities	$201	$447

Stockholders’ equity
Stock	$1,627	$1,661
Paid-in additional capital	1,196,239	1,217,244
Accumulated deficit	(324,923)	(382,808)
Total stockholders’ equity	$872,943	$836,097

Total liabilities and stockholders’ equity	$873,144	$836,545

Condensed Income Statement

(Dollars in thousands)	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020

Revenues	$-	$980	$-
Impairment charge	(1,234)	(35,149)	(35,278)
Dividend income	77,820	70,746	17,081
General and administrative expense	(17,704)	(17,742)	(19,148)
Operating income/(loss)	$58,881	$18,835	$(37,345)

Interest income	$18,823	$17,233	$21,434
Interest expense	-	-	(6,766)
Other financial (expense)/income	(141)	26	245
Profit/(loss) for the year	$77,563	$36,095	$(22,433)

Condensed Statement of Comprehensive Income

(Dollars in thousands)	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Profit/(loss) for the year	$77,563	$36,095	$(22,433)
Total comprehensive income/(loss) for the period	$77,563	$36,095	$(22,433)
Attributable to the owners	$77,563	$36,095	$(22,433)

In the condensed financial statements of the parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

Condensed Statement of Cash Flow

(Dollars in thousands)	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020

Cash flows from operating activities
Profit/(loss) for the year	$77,563	$36,095	$(22,433)
Items included in net income not affecting cash flows:
Amortization	-	-	3,250
Impairment charge	1,234	35,149	35,278
Compensation related to options and restricted stock	3,013	3,203	4,204
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(675)	1,604	(805)
Accounts payable and accrued expenses	(246)	277	(2,246)
Amounts due to related parties	(69,740)	(6,834)	(43,313)
Net cash provided by/(used in) operating activities	$11,150	$69,494	$(26,063)

Cash flows from investing activities
Investments in subsidiaries	$(395)	$-	$-
Loan to subsidiaries	$47,744	$(5,004)	$223,550
Net cash provided by/(used in) investing activities	$47,349	$(5,004)	$223,550

Cash flows from financing activities
Cash dividends paid	$(19,679)	$(22,083)	$(214,669)
Purchase of treasury shares	(24,758)	(32,178)	-
Net cash used in financing activities	$(44,436)	$(54,261)	$(214,669)

Net increase/(decrease) in cash and cash equivalents	$14,062	$10,229	$(17,182)
Cash and cash equivalents at beginning of period	15,539	5,310	22,492
Cash and cash equivalents at end of period	$29,601	$15,539	$5,310

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the cost method has been used to account for investments in its subsidiaries.

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(loss) reconciliation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2022	2021	2020

Profit/(loss) of the parent company only under cost method of accounting	$77,563	$36,095	$(22,433)
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(16,107)	(47,776)	288,653
Profit/(loss) of the parent company only under equity method of accounting	$61,456	$(11,681)	$266,221

Equity reconciliation

	December 31,	December 31,	December 31,
(Dollars in thousands)	2022	2021	2020

Equity of the parent company only under cost method of accounting	$872,943	$836,097	$850,336
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	294,501	310,608	358,384
Equity of the parent company only under equity method of accounting	$1,167,444	$1,146,706	$1,208,720

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2022, the parent company recorded dividend income from its subsidiaries of $72,700 thousand. During the year ended December 31, 2021, the parent company recorded dividend income from its subsidiaries of $69,500 thousand. During the year ended December 31, 2020, the parent company recorded dividend income from its subsidiaries of $15,000 thousand.

During the year ended December 31, 2022, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 18 – Events after the reporting date

In January 2023, for the year 2022, a total of 300,000 shares of restricted stock were awarded to management pursuant to the 2022 Plan, of which 67,500 shares will vest in January 2024, 67,500 shares will vest in January 2025, 48,750 shares will vest prior to December 2025 and 67,500 shares will vest in January 2026. The remaining 48,750 shares will vest subject to certain market conditions prior to December 2025. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was $8.25 for 251,250 shares and $6.72 per share for 48,750 shares. In January 2023, a total of 135,000 shares of restricted stock were awarded to the board of directors pursuant to the 2022 Plan. The estimated fair value at grant date was $8.25 and the shares will vest in June 2024.

In January 2023, the Company agreed to a $405 million secured credit facility, including a $100 million uncommitted incremental facility. ING and Nordea will act as joint coordinators and bookrunners with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB as mandated lead arrangers. The new facility will bear interest at a rate equal to Secured Overnight Financing Rate (SOFR) plus a margin of 1.90%, including the historical Credit Adjustment Spread (CAS) of 26 basis points. The cost of the facility compares to a LIBOR equivalent margin of 164 basis points, representing a reduction in the Company’s borrowing cost. The new facility will refinance the outstanding amount on the current ABN AMRO credit facility and be secured by 10 of the Company’s VLCCs. The new facility includes a six-year tenor and a 20-year repayment profile.

In January 2023, the Company terminated seven interest rate swaps with maturities in the second and third quarter of 2023. The Company received $3.3 million in connection with the terminations.

On February 8, 2023, DHT announced that it would pay a dividend of $0.38 per common share on February 24, 2023, to shareholders of record as of February 17, 2023. This resulted in a total dividend payment of $61.9 million.

In February 2023, the Company entered into a three-year time charter contract for DHT Puma, with a one-year period in charterer’s option. The time charter has a base rate of $33,500 per day with all earnings up to $40,000 to DHT following a profit-sharing structure for earnings in excess to be shared between the customer and DHT.

So far in 2023, the Company has completed the installation of exhaust gas cleaning systems for four vessels. There are currently one vessel in the shipyard, with three remaining vessels planned to enter the shipyard in the first or second quarter of 2023.

The financial statements were approved by the board of directors on March 15, 2023, and authorized for issue.