Form 20-F
period 2023-12-31
DHT Holdings, Inc.
filed 2024-03-20
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

160,999,542 shares of common stock, par value $0.01 per share.

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

VLCC
VLCC is the abbreviation for “very large crude carrier,” a large crude oil tanker in the range of 270,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa and South America to the U.S. and Far Eastern destinations.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “could,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities and comply with our loan covenants;
•	our ability to finance our capital expenditures, acquisitions and other corporate activities;
•	our future operating or financial results and future revenues and expenses;
•	expectations relating to dividend payments and our ability to make such payments;
•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;
•	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;
•	the availability of insurance on commercially reasonable terms;
•	our ability to comply with operating and financial covenants and to repay our debt under the secured credit facilities;
•	our ability to obtain additional financing and to obtain replacement charters for our vessels;
•	our ability to purchase emissions allowances and settle carbon taxes in relation to our transportation services, such as the EU ETS and FuelEU Maritime;
•	fluctuations in currencies and interest rates;
•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;
•	the severity and duration of any new outbreaks or new variants of COVID-19 that may emerge;
•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;
•
the availability of existing vessels to acquire or newbuilds to purchase, or the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and seafarers, the length and number of off-hire days, drydocking requirements and fuel and insurance costs;
•	competitive pressures within the tanker industry;
•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;
•	changes in the rate of growth of the world and various regional economies;
•	the risk of incidents related to vessel operation, including discharge of pollutants;
•	unanticipated changes in laws and regulations, including those in response to the increased focus on sustainability and other environmental, social and governance matters in recent years;
•	delays and cost overruns in construction projects;

•	any malfunction or disruption of information technology (“IT”) systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
•	potential liability from future litigation;
•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;
•	our business strategy and other plans and objectives for future operations;
•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and
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
•
If we fail to comply with certain corporate or ship-specific covenants, including as a result of declining vessel values, or are unable to meet our debt obligations under the secured credit facilities, our lenders could declare their debt to be immediately due and payable and foreclose on our vessels.

Risks Relating to our Industry

•
Vessel values and charter rates are volatile. The highly cyclical nature of the tanker industry may lead to changes in charter rates from time to time, which may adversely affect our earnings, financial condition and results of operations.

•	An oversupply of new vessels may adversely affect charter rates and vessel values.
•	Political decisions may affect our vessels’ trading patterns and could adversely affect our business and operation results.

•	Adverse conditions and disruptions in global economies could have a material adverse effect on our business.
•
Compliance with environmental laws, regulations or carbon tax regimes and emissions regulation schemes, as well as increasing focus on sustainability and other environmental, social and governance matters, may adversely affect our business.

Risks Relating to our Capital Stock

•	The market price of our common stock may be unpredictable and volatile.
•	Future sales of our common stock could cause the market price of our common stock to decline.
•	The anti-takeover provisions in our amended and restated bylaws may discourage a change of control.

Risks Relating to Taxation

•	Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.
•	Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.
•	We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations and would subject dividends paid by us to Norwegian withholding taxes.
•	Recently enacted income tax laws in Bermuda may adversely affect our business, financial condition or results of operation.

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

There is still considerable instability in the world economy that could initiate a new economic downturn. The current macroeconomic environment is characterized by inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates in response. Inflation and rising interest rates may raise the cost of capital, increase our operating costs and generally reduce economic growth, disrupting global trade, oil demand and shipping. Concerns over inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit, as well as a potential resurgence of COVID-19, have contributed to increased volatility and diminished expectations for the economy and the markets going forward. Further, these factors, combined with volatile oil prices and declining business and consumer confidence, have precipitated fears of a possible economic recession and a tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets. Furthermore, a renewal of the financial crisis that affected the banking system and the financial markets may adversely impact our business and financial condition in ways that we cannot predict. In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may not be able to re-charter or employ our vessels profitably which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2023, five of our vessels are currently on time charters with three different charterers. At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be reduced or eliminated.

We are dependent on performance by our charterers and any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2023, five of our 24 vessels currently in operation are on time charters. We are dependent on the performance by the charterers of their obligations under the charters. The ability and willingness of our charterers to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the charterer and various expenses. Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

We may have difficulty managing growth which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

We may grow our fleet by acquiring additional vessels, fleets of vessels or companies owning vessels or by entering into joint ventures in the future. Such future growth will primarily depend on:

•
identifying and acquiring vessels, fleets of vessels or companies owning vessels, contracting to build new vessels or entering into joint ventures that meet our requirements, including, but not limited to, price, specification and technical condition;

•	consummating acquisitions of vessels, fleets of vessels or companies owning vessels, contracting to build new vessels or acquisitions of companies or joint ventures; and
•	obtaining required financing through equity or debt financing on acceptable terms.

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

If we fail to comply with certain corporate or ship-specific covenants, including as a result of declining vessel values, or are unable to meet our debt obligations under the secured credit facilities, our lenders could declare their debt to be immediately due and payable and foreclose on our vessels.

Our obligations under the secured credit facilities include financial and operating covenants, both corporate and ship-specific, including requirements to maintain specified “value-to-loan” ratios. Our credit facilities generally require that the fair market value of the vessels pledged as collateral never be less than 135% of the aggregate principal amount outstanding under the loan. Though we are currently compliant with such ratios under the secured credit facilities, vessel values have generally experienced significant volatility over the last few years. If vessel values decline meaningfully from current levels, we could be required to make repayments under certain of the secured credit facilities in order to remain in compliance with the value-to-loan ratios.

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

We cannot assure you that we will be able to refinance our indebtedness incurred under the secured credit facilities which may increase our cost of borrowing or cause us to issue additional equity securities which could be dilutive to existing shareholders.

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

We are exposed to market risk from changes in interest rates because borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates, particularly the Secured Overnight Finance Rate (“SOFR”). Between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%. Significant increases in SOFR could materially adversely affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. While we occasionally use interest rate swaps to partly reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—Market Risks and Financial Risk Management” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

A limited number of customers comprise the majority of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and ability to allocate capital to maintain our fleet and consolidation or alliances among these customers will reduce our bargaining power.

Five customers represent the majority of our revenue. The five customers together represented 53%, 50% and 61% of our revenue in 2021, 2022 and 2023, respectively. The number of companies which comprise our client base may shrink in the future, which could render us dependent on establishing relationships with new customers to generate a substantial portion of our revenues. The cessation of business with these companies or their failure to fulfill their obligations under the charters for our vessels could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. Industry consolidations and alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

Our financial and operating performance has been and may be adversely affected by COVID-19 or an occurrence of another epidemic and related governmental responses thereto which may have a material adverse effect on our results of operations and financial condition.

Our business may be adversely affected by any new outbreaks or new variants of COVID-19 or an occurrence of another epidemic that may emerge. The initial outbreak of COVID-19 introduced uncertainty into global economic activity and, as such, our operational and financial activities. Failure to control the spread of COVID-19 could significantly impact economic activity which could adversely affect our business, financial condition, and results of operations. The initial onset of COVID-19 resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence in COVID-19 or any new variants thereof.

The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of epidemics and pandemics, including COVID-19, or a recession or market correction resulting from the spread of COVID-19 or another virus could have a material adverse effect on our future financial and operating performance.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels due to changing trading patterns or other factors not controlled by us. If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends. As of December 31, 2023, we had one vessel on index-based charter for which the profit sharing element is calculated based on the indexes.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management for all our vessels is carried out by our subsidiary, Goodwood Ship Management Pte. Ltd. (“Goodwood”). Under our ship management agreements, we pay the actual cost related to the technical management of our vessels, plus an additional management fee. The amounts that we have available, if any, to pay distributions to our stockholders could be impacted by changes in the cost of operating our vessels.

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

The European Union Code of Conduct Group has assessed the tax policies of a range of countries, including the Marshall Islands, where we and 17 of our vessel-owning subsidiaries are incorporated, the Cayman Islands, where seven of our vessel-owning subsidiaries are incorporated; and Bermuda (together with the Marshall Islands and the Cayman Islands, collectively, “Economic Substance Jurisdictions”), where our principal executive offices are located.

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

Additionally, as of the date of this report, 19 of our vessels operate in the spot market, which exposes us to the fluctuations in spot market rates. The spot market is highly competitive, and rates within this market are subject to volatile fluctuations. We may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably.

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

If the carrying capacity of new ships delivered exceeds the capacity of tankers being removed from the fleet, total transportation capacity will increase. As of March 15, 2024, the newbuilding orderbook for VLCC vessels equaled 5.0% of the existing trading fleet. This number is historically low, however, we cannot assure you that the orderbook will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

Political decisions may affect our vessels’ trading patterns and could adversely affect our business and operation results.

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks. The political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz or a closure of the Suez Canal. Furthermore, the recent seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The recent hostilities between Russia and Ukraine and between Israel and Hamas, in addition to the sanctions announced by the United States and several European countries against Russia and any forthcoming sanctions may also adversely impact our business, given Russia’s role as a major global exporter of crude oil. Recent events in the Israel-Hamas conflict and the Red Sea Crisis have also created additional concerns for the stability of the supply of oil as the conflicts could broaden or escalate. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. Geopolitical risks are outside of our control and could potentially limit or disrupt our access to markets and operations and may have an adverse effect on our business.

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

In recent years, Asia has emerged as the most important region for demand of oil and oil transportation. However, if China’s growth in gross domestic product and in industrial production slows and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the global economy, and thus, may negatively impact shipping demand. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business.

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

Our operations are affected by extensive and changing international, national and local environmental protection laws, carbon tax regimes and emissions regulation schemes, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations, as well as natural resource damages. Violations of or liabilities incurred under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. For example, the OPA affects all vessel owners shipping oil to, from or within the U.S. The OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters.

In addition, in complying with the OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, we may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements and climate control, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, in 2017, the U.S. and the IMO enacted ballast water discharge standards that require the installation of ballast water treatment systems in existing ships by September 8, 2024, which will increase compliance costs for us and other similarly regulated ocean carriers. In the past, the IMO and EU accelerated non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Although all of our tankers are double-hulled and have ballast water treatment systems installed, future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas (“GHG”) emission and other emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for implementation of new technologies. On November 1, 2022, carbon intensity measures came into force that require ships to calculate their Energy Efficiency Index (“EEXI”), which indicates a ship’s efficiency compared to a specified baseline, and their annual operational Carbon Intensity Indicator (“CII”) and CII rating. The EEXI could require the implementation of technical steps, such as power limitations or installations of technical features, to improve the energy efficiency of ships. The CII rating will be on a scale from A to E, with E as the lowest score. If our ships rate D for three consecutive years or E for a single year, they must develop corrective action plans to achieve the required annual operational CII. Such plans may include capital expenditures and investments for our ships to stay in compliance. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new emissions reduction goals and guidance. Implementation of framework may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector. In addition, although emissions of greenhouse gases from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement,” a new treaty may be adopted in the future that includes additional restrictions on shipping emissions beyond those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention.” Compliance with pending or future changes in laws and regulations relating to climate change and GHG emissions could increase the costs of operating and maintaining our ships and could require us to invest in new equipment to be installed onboard, acquire allowances or pay taxes related to our greenhouse gas emissions, as well as impact revenue generation and strategic growth opportunities.

Even in the absence of climate control legislation and regulations, our business and operations may be materially affected as a result of weather events and climate change. Moreover, companies across all industries, including shipping and transportation, are facing increasing scrutiny relating to sustainability and other environmental, social and governance policies, practices and performance. For example, long-term concerns over climate change have resulted in an increased focus on the environmental footprint of the energy and transportation sectors from regulators, shareholders, lending banks, customers, environmental groups and other stakeholders and could lead to a decrease in oil and gas demand or create a more negative perception of the oil and gas industry, which could impact our ability to attract investors, access financing and capital markets and attract and retain talent. This increasing scrutiny also could require us to implement additional relevant practices or standards or otherwise incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks, international hostilities, and the emergence or continuation of a global public health threat, such as COVID-19, could affect the demand for oil transportation, which could adversely affect our business.

Terrorist attacks, the outbreak of war, the existence of international hostilities, or the emergence or continuation of a global public health threat or pandemic crisis, such as COVID-19 or any new variants thereof, could damage the global economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to employ our vessels. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by trade wars and changing economic, political and government conditions in or between the countries and regions in which our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by political instability, terrorist or other attacks, war or international hostilities.

The ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the recent seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea may lead to further regional and international conflicts or armed action. It is possible that such conflicts could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict between Russia and Ukraine, the conflict between Israel and Hamas, and the attacks on commercial ships in the Red Sea, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the attacks on commercial ships in the Red Sea which could adversely affect our operations.

Acts of piracy on ocean-going vessels could adversely affect our business and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world, such as the Gulf of Aden off the coast of Somalia, the Gulf of Guinea in West Africa, and the South China Sea. According to the International Maritime Bureau (IMB), a non-profit organization that aims to tackle maritime crime and malpractice, there was an increase in the number of reported piracy attacks in 2023. The recent seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. This has caused concerns of supply disruption. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us. In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

During 2023, 2022 and 2021, no vessels in our fleet made any calls to ports in Iran. During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing 0.27% of our 741 calls on worldwide ports during the same period. During 2017, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of four calls to ports in Iran, representing 0.56% of our 707 calls on worldwide ports during the same period. During 2016, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of three calls to ports in Iran, representing 0.48% of our 629 calls on worldwide ports during the same period. Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012. The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels. Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran. To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2023.

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

The operation of tankers and transportation of crude oil are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies or state owned entities that control vessels, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to charterers. We will have to compete with other tanker owners, including major oil companies or state owned entities that control vessels and independent tanker companies, for charters. Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

The shipping industry has inherent operational risks, which could impair the ability of charterers to make payments to us and which may have a material adverse effect on our results of operations and financial condition.

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters or casualties, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Further, our business operations could be negatively impacted by COVID-19 (and new variants that may emerge), which could interrupt our business operations and ability to execute our services. Any of these events could impair the ability of charterers of our vessels to make payments to us under our charters.

Our insurance coverage may be insufficient to make us whole in the event of a casualty to a vessel or other catastrophic event, or fail to cover all of the inherent operational risks associated with the tanker industry.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred, less the agreed deductible that may apply. Our wholly owned subsidiaries will be responsible for arranging insurance against those risks that we believe the shipping industry commonly insures against, and we are responsible for the premium payments on such insurance. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance. We may also enter into loss of hire insurance, in which our wholly owned subsidiaries are responsible for arranging such loss of hire insurance, and we are responsible for the premium payments on such insurance. This insurance generally provides coverage against business interruption for periods of more than 60 days per incident (up to a maximum of 180 days per incident) per year, following any loss under our hull and machinery policy. We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 60 days of off-hire. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

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

We have a significant number of shares of common stock that are available for resale.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code. Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2023 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2024 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

Recently enacted income tax laws in Bermuda may adversely affect our business, financial condition or results of operation.

On December 27, 2023, Bermuda enacted its Corporate Income Tax (“CIT”) Act 2023, which will apply a 15% income tax for companies with revenue in excess of €750 million for two of the four previous fiscal years. The CIT Act will be effective for fiscal years beginning on or after January 1, 2025, with a five-year deferred effective date for certain groups with limited international footprint. Under current Bermuda law, the Company is not subject to any income or capital gains taxes in Bermuda. To the extent the Company is subject to the recently enacted CIT Act, we may be subject to additional income tax which may adversely affect our business, financial condition of results of operations.

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

Our principal capital expenditures during the last three fiscal years and through the date of this report include $231 million in connection with the acquisition of three VLCCs, $38 million related to 12 exhaust gas cleaning systems and $10 million related to seven ballast water treatment systems. Our principal divestitures during the same period comprise the sale of six VLCC tankers for a total of $199 million.

In February 2013, we relocated our principal executive offices from Jersey, Channel Islands to Bermuda. Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 295-1422. We own each of the vessels in our fleet through wholly owned subsidiaries incorporated under the laws of the Marshall Islands or the Cayman Islands. We operate our vessels through our subsidiary management companies in Monaco, Norway, Singapore and India.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at www.dhtankers.com. The information contained on or connected to our website is not a part of this annual report.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers. As of March 15, 2024, our fleet consisted of 24 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings, Inc. In addition, the Company has contracted to build four new VLCCs, two at Hyundai Heavy Industries and two at Hanwha Ocean in South Korea, for delivery in 2026. VLCCs are tankers ranging in size from 270,000 to 320,000 deadweight tons. As of the date of this report, five of our 24 vessels are on time charters and 19 vessels are operating in the spot market. The fleet operates globally on international routes. The 24 VLCCs currently in operation have a combined carrying capacity of 7,479,177 dwt and an average age of 10.2 years as of the date of this report.

RECENT DEVELOPMENTS

Acquisition of VLCC

On July 31, 2023, the Company took delivery of DHT Appaloosa, the 2018 VLCC acquired for $94.5 million. The vessel was financed with available liquidity and proceeds of borrowings under the Company’s revolving credit facility with ING.

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders (the “ING Credit Facility”) for the refinancing of the then-outstanding amount under the ABN AMRO Credit Facility (as defined in Item 5). The ING Credit Facility bears interest at a rate equal to SOFR plus a margin of 1.90%, including the historical credit adjustment spread (“CAS”) of 26 basis points and has final maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. Further, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, a wholly owned special-purpose vessel-owner subsidiary of the Company as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was used to repay the revolving credit facility.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful.

Vessel employment

The following table presents certain features of our vessel employment as of March 15, 2024:

Vessel	Type of Employment	Expiry
VLCC
DHT Appaloosa	Spot
DHT Mustang	Spot
DHT Bronco	Spot
DHT Colt	Spot
DHT Stallion	Spot
DHT Tiger	Spot
DHT Harrier	Time charter	Q4 2024
DHT Puma	Time charter with profit sharing	Q1 2026
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Spot
DHT Leopard	Time charter	Q2 2027
DHT Jaguar	Spot
DHT Taiga	Spot
DHT Opal	Spot
DHT Sundarbans	Time charter with profit sharing	Q1 2025
DHT Redwood	Spot
DHT Amazon	Spot
DHT Peony	Spot
DHT Lotus	Spot
DHT China	Spot
DHT Europe	Spot
DHT Bauhinia	Spot
DHT Scandinavia	Spot

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

Technical Management

The technical management for all our vessels is carried out by our subsidiary, Goodwood (the “Technical Manager”). Under our ship management agreement with the Technical Manager, the Technical Manager is responsible for the technical operation and upkeep of the respective vessel, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring the vessel complies with the requirements of classification societies as well as relevant governments, flag state, environmental and other regulations and that the respective vessel subsidiary pays the actual cost associated with the technical management and an annual management fee.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2023.

Company	Vessel	Year Built	Dwt	Flag*	Yard**	Classification Society***	Percent of Ownership
	VLCC
DHT Appaloosa Inc	DHT Appaloosa [7]	2018	318,918	HK	HHI	ABS	100%
DHT Mustang Inc	DHT Mustang [5]	2018	317,975	HK	HHI	ABS	100%
DHT Bronco Inc	DHT Bronco [5]	2018	317,975	HK	HHI	ABS	100%
DHT Colt Inc	DHT Colt [4]	2018	319,713	HK	DSME	LR	100%
DHT Stallion Inc	DHT Stallion [4]	2018	319,713	HK	DSME	LR	100%
DHT Tiger Limited	DHT Tiger [2]	2017	299,629	HK	HHI	ABS	100%
DHT Harrier Inc	DHT Harrier [6]	2016	299,985	HK	DSME	LR	100%
DHT Puma Limited	DHT Puma [2]	2016	299,629	HK	HHI	ABS	100%
DHT Panther Limited	DHT Panther [2]	2016	299,629	HK	HHI	ABS	100%
DHT Osprey Inc	DHT Osprey [6]	2016	299,999	HK	DSME	LR	100%
DHT Lion Limited	DHT Lion [2]	2016	299,629	HK	HHI	ABS	100%
DHT Leopard Limited	DHT Leopard [2]	2016	299,629	HK	HHI	ABS	100%
DHT Jaguar Limited	DHT Jaguar [2]	2015	299,629	HK	HHI	ABS	100%
Samco Iota Ltd	DHT Taiga [1]	2012	318,130	HK	HHI	ABS	100%
DHT Opal Inc	DHT Opal [3]	2012	320,105	HK	DSME	LR	100%
Samco Theta Ltd	DHT Sundarbans [1]	2012	318,123	HK	HHI	LR	100%
Samco Kappa Ltd	DHT Redwood [1]	2011	318,130	HK	HHI	ABS	100%
Samco Eta Ltd	DHT Amazon [1]	2011	318,130	HK	HHI	LR	100%
DHT Peony Inc	DHT Peony [3]	2011	320,013	HK	BSHIC	ABS	100%
DHT Lotus Inc	DHT Lotus [3]	2011	320,142	HK	BSHIC	ABS	100%
Samco Epsilon Ltd	DHT China [1]	2007	317,794	HK	HHI	LR	100%
Samco Delta Ltd	DHT Europe [1]	2007	317,713	HK	HHI	LR	100%
DHT Bauhinia Inc	DHT Bauhinia [3]	2007	301,019	HK	DSME	LR	100%
Samco Gamma Ltd	DHT Scandinavia [1]	2006	317,826	HK	HHI	ABS	100%

*HK: Hong Kong.

**HHI: Hyundai Heavy Industries Co., Ltd.; BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd.; NACKS: Nantong Cosco KHI Engineering Co. Ltd; DSME: Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering Co., Ltd.).

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

[4]	Delivery dates from DSME for the two newbuildings acquired from BW Group were as follows: DHT Stallion on April 27, 2018 and DHT Colt on May 25, 2018.
[5]	Delivery dates from HHI for the two newbuildings were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.
[6]	Delivery dates were as follows: DHT Harrier on February 18, 2021 and DHT Osprey on April 12, 2021.
[7]	Delivery date for DHT Appaloosa was on July 31, 2023.

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

Our wholly owned subsidiaries are responsible for arranging the insurance of our vessels on terms in line with standard industry practice. We are responsible for the payment of premiums. Our wholly owned subsidiaries have arranged for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Our wholly owned subsidiaries may also arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms. Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy. Currently, we have obtained loss of hire insurance that generally provides coverage against business interruption for periods of more than 60 days (up to a maximum of 180 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel). Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table beginning on page 26 of this report.

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

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain entities also require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers. Increasing environmental concerns may create demand for tankers that conform to the stricter environmental standards. Under our ship management agreements, the Technical Managers are required to maintain operating standards for our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, it is difficult to accurately predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impacts could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions. Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs, and from May 1, 2024, the Mediterranean Sea will become an ECA, with compliance obligations beginning May 1, 2025. In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect. These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016. As of January 1, 2020, all ships are required under the rules applying to sulfur content (commonly referred to as “IMO 2020”) to comply with a lower global sulfur limit by using fuel with a sulfur content of 0.5% m/m, by using liquefied natural gas for fuel, or by installing an exhaust gas cleaning system. As a result, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the limit or continue to use heavy fuel oil in combination with an exhaust gas cleaning system. The U.S. ratified the Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.” Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.” Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances to specified amounts that have been revised from time to time and are subject to exchange rates. In addition, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, came into force in September 2017. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. As of the date of this report, all of our vessels have ballast water treatment systems installed.

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

The IMO’s Maritime Environmental Protection Committee, or “MEPC,” has designated the area extending 200 miles from the U.S. and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments. As of January 1, 2015, fuel used by all vessels operating in the ECA cannot exceed 0.1% m/m sulfur. Effective January 1, 2016, NOx after-treatment requirements also apply. Additional ECAs include the Baltic Sea, North Sea and Caribbean Sea, and from May 1, 2024, the Mediterranean Sea, with compliance obligations beginning May 1, 2025. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

MEPC also finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. On November 1, 2022, carbon intensity measures came into force that require ships to calculate their Energy Efficiency Index (“EEXI”), which indicates a ship’s efficiency compared to a specified baseline, and their annual operational Carbon Intensity Indicator (“CII”) and CII rating. The EEXI could require the implementation of technical steps, such as power limitations or installations of technical features, to improve the energy efficiency of ships. The CII rating will be on a scale from A to E, with E as the lowest score. If our ships rate D for three consecutive years or E for a single year, we must develop corrective action plans to achieve the required annual operational CII. Such plans may include potentially significant capital expenditures and investments for existing ships to stay in compliance. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. On January 1, 2023, it became mandatory for ships to calculate their EEXI and initiate the collection of data for reporting their CII and CII rating. The regulations and framework will be reviewed by January 1, 2026. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping.

In the EU, greenhouse gas emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme that implements GHG emissions pricing. While the shipping industry had not been subject to the EU ETS in the past, in May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS will be extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU and European Economic Area (“EEA”) ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Emissions from voyages and port calls within the EU and EEA will be fully accounted for in the EU ETS, while half of the emissions during voyages and port calls from and to non-EU countries will be covered. The emissions in scope for surrendering allowances will be gradually phased-in, starting with 40% of emissions for 2024 and increasing to 70% for 2025 and to 100% for 2026 and onwards.

Starting in January 2025, all large ships (of 5,000 gross tonnage and above) entering EU and EEA ports will have to comply with the FuelEU Maritime Regulation (the “FuelEU”). Fuel EU sets “well-to-wake” GHG emission intensity requirements for energy used on board. The GHG intensity requirement applies to 100% of energy used on voyages and port calls within the EU and EEA, and 50% of energy used on voyages into or out of the EU and EEA. The term “well-to-wake” refers to the entire process of fuel production, delivery and use onboard ships, and all emissions produced from such processes. The yearly average GHG intensity of energy used on board, measured as GHG emissions per energy unit (gCO2e/MJ), must be less than an applicable threshold. The GHG intensity threshold will be subject to a five-year percentage reduction with respect to a reference value, which is based on the average energy used onboard in 2020, reported in the EU Monitoring Reporting and Verification data of that year, which was 91.16 gCO2e/MJ.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2023.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
DHT Management S.A.M.		Monaco	99%[1]
DHT Management AS		Norway	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
DHT Chartering (Singapore) Pte. Ltd.		Singapore	100%
Goodwood Ship Management Pte. Ltd.		Singapore	53%
DHT Appaloosa, Inc.	DHT Appaloosa	Marshall Islands	100%
DHT Bauhinia, Inc.	DHT Bauhinia	Marshall Islands	100%
DHT Bronco, Inc.	DHT Bronco	Marshall Islands	100%
DHT Colt, Inc.	DHT Colt	Marshall Islands	100%
DHT Harrier Inc.	DHT Harrier	Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Lotus, Inc.	DHT Lotus	Marshall Islands	100%
DHT Mustang, Inc.	DHT Mustang	Marshall Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Osprey Inc.	DHT Osprey	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Peony, Inc.	DHT Peony	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Stallion, Inc.	DHT Stallion	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
Samco Delta Ltd.	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd.	DHT China	Cayman Islands	100%
Samco Eta Ltd.	DHT Amazon	Cayman Islands	100%
Samco Gamma Ltd.	DHT Scandinavia	Cayman Islands	100%
Samco Iota Ltd.	DHT Taiga	Cayman Islands	100%
Samco Kappa Ltd.	DHT Redwood	Cayman Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Cayman Islands	100%

[1]	The remaining 1% of DHT Management S.A.M is owned by the President & Chief Executive Officer

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 24 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings, Inc. VLCCs are tankers ranging in size from 270,000 to 320,000 deadweight tons, or “dwt”. In addition, we have contracted to build four new VLCCs for delivery in 2026, with two each at Hyundai Heavy Industries and Hanwha Ocean, both in South Korea. As of the date of this report, five of the vessels are on time charters and 19 vessels are operating in the spot market. The fleet operates globally on international routes. The 24 VLCCs have a combined carrying capacity of 7,479,177 dwt and an average age of 10.2 years as of the date of this report.

As of March 2024, we have entered into a ship management agreement with one of our subsidiaries. The Technical Manager is generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations. Under the ship management agreement, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;
•	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;
•	our vessels’ operating expenses;
•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;
•	the required capital expenditures related to newbuilding orders;
•	our ability to access capital markets to finance our fleet;
•	our vessels’ depreciation and potential impairment charges;
•	our general and administrative and other expenses;
•	our interest expense including any interest swaps;
•	any future vessel sales and acquisitions;
•	general market conditions when charters expire;
•	fluctuations in the supply of and demand for oil transportation;
•	the impact of any new outbreaks or new variants of COVID-19 that may emerge; and
•	prepayments under our credit facilities to remain in compliance with covenants.

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

MARKET OUTLOOK FOR 2024

We have three key pillars in support of our expectations for the market going forward:

First, the general macroeconomic environment seems to be steadying following a period of inflationary pressure and rising interest rates, and the consensus of the key energy agencies is forecasting continued oil demand growth.

Second, geopolitical events are presenting stress to energy security and global trade while challenging the efficiency of oil flows. Additionally, OPEC+ has elected to cut oil production to balance the oil markets, likely a recognition of non-OPEC production growth in the Atlantic basin, offering this region market share. These two issues combined are requiring longer transportation distances for crude oil to reach customers, reducing the productivity of the global tanker fleet.

Third, the global tanker fleet is rapidly aging with limited new supply coming to the market. Interest to contract new supply of VLCCs has increased over the past few months, but this is not expected to impair the favorable supply picture as the lack of investments over the past several years will take time to rebalance. The orderbook for supply of new ships is in a historical perspective very low, equal to 5% of the existing fleet. The fleet is rapidly aging with close to 50% of the fleet projected to be older than 15-years of age by the end of 2026. A significant portion of the older fleet is engaged in what is referred to as “the shadow fleet”, a fleet with limited commercial opportunities in the compliant markets and trades. Further, regulations such as the Carbon Intensity Indicator (CII), will increasingly constrain the efficiency of the mature fleet. Also, shipyard capacity for large tankers is scarce due to significant demand to build other types of ships, and inflationary pressure on labor, materials and equipment have increased costs and extended delivery time.

We believe our strategy continues to be well suited for the market that we operate in and is based on the following core principles:

◾	an experienced organization focused on first rate operations and customer service;
◾	maintain a prudent capital structure and robust cash break-even levels for our fleet that promote staying power through the business cycles;
◾	combination of market exposure and fixed income for our fleet;
◾	disciplined philosophy with respects to investments, employment of our fleet and capital allocation; and
◾	transparent corporate structure maintaining a high level of integrity and good governance.

A.	OPERATING RESULTS

Income from Vessel Operations

Shipping revenues increased by $105.7 million, or 23.5%, to $556.1 million in 2023 from $450.4 million in 2022. The increase from 2022 to 2023 includes $131.5 million attributable to higher tanker rates partly offset by $25.9 million attributable to a decrease in total revenue days. Shipping revenues increased by $154.5 million, or 52.2%, to $450.4 million in 2022 from $295.9 million in 2021. The increase from 2021 to 2022 includes $168.6 million attributable to higher tanker rates partly offset by $14.1 million attributable to a decrease in total revenue days as a result of sale of vessels.

Other revenues for 2023 were $4.5 million compared to $3.8 million in 2022 and mainly relate to technical management services provided. In May 2022, the Company acquired an additional 3% of Goodwood and increased the ownership to 53% through a step acquisition, which led to the consolidation of Goodwood into the Company’s financial statements as of May 31, 2022. Other revenues for 2022 apply for the period from May 31 to December 31, 2022 (the period of 2022 during which Goodwood was a consolidated subsidiary).

The Company did not record any gain or loss related to sale of vessels in 2023. The Company recorded a gain of $19.5 million for 2022 related to sale of vessels compared to a gain of $15.2 million for 2021 related to the same.

There was no other income for 2023 or 2022, whereas other income for 2021 was $4.6 million which related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

Voyage expenses decreased by $19.8 million to $165.7 in 2023 from $185.5 million in 2022. The decrease was related to a decrease in bunker expenses of $19.1 million and a decrease in port expenses and other voyage-related costs of $2.2 million, partly offset by an increase in broker commission of $1.4 million. Voyage expenses increased by $93.1 million to $185.5 million in 2022 from $92.4 million in 2021. The increase was due to more vessels in the spot market and higher bunker prices representing a $81.3 million increase in bunker expenses and a $12.7 million increase in port expenses.

Vessel operating expenses increased by $1.6 million to $75.4 million in 2023 from $73.8 million in 2022. The increase was due to an increase of $0.9 million related to insurance and an increase of $0.9 million related to lubes. Vessel operating expenses decreased by $4.0 million to $73.8 million in 2022 from $77.8 million in 2021. The decrease was due to an 8.7% decrease in operating days from 9,777 days in 2021 to 8,929 days in 2022.

Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, decreased by $14.4 million to $108.9 million in 2023 from $123.3 million in 2022. The decrease resulted from a decrease in depreciation related to exhaust gas cleaning systems of $12.2 million, a decrease in depreciation of vessels of $1.9 million and a decrease in depreciation of drydocking cost of $0.6 million, partly offset by additional depreciation related to other property, plant and equipment of $0.4 million. Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, decreased by $5.3 million to $123.3 million in 2022 from $128.6 million in 2021. The decrease resulted from a decrease in depreciation related to vessels of $5.1 million, a decrease in depreciation of drydocking cost of $1.9 million, partly offset by additional depreciation related to exhaust gas cleaning systems of $1.4 million.

General and administrative expenses in 2023 were $17.4 million (of which $3.3 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $16.9 million in 2022 (of which $4.2 million was non-cash cost related to restricted share agreements for our management and board of directors) and $16.6 million in 2021 (of which $4.4 million was non-cash cost related to restricted share agreements for our management and board of directors).

General and administrative expenses for 2023, 2022 and 2021 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $31.1 million in 2023 compared to $11.6 million in 2022. The increase was due to a non-cash gain of $15.0 million related to interest rate derivatives in 2022 compared to a non-cash loss of $0.5 million in 2023 and increased interest expenses of $6.9 million due to increased interest rates, partly offset by interest income of $4.5 million in 2023 compared to $1.1 million in 2022. Net financial expenses were $11.6 million in 2022 compared to $11.3 million in 2021. The increase was due to a $3.0 million gain related to debt modification in 2021, partly offset by a non-cash gain of $15.0 million related to interest rate derivatives in 2022 compared to a non-cash gain of $12.5 million in 2021.

B.	LIQUIDITY AND CAPITAL RESOURCES

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

In March 2021, our board of directors approved a repurchase through March 2022 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2021, the Company repurchased and retired 5,513,254 shares of common stock in the open market at an average price of $5.82 per share. In March 2022, our board of directors approved a repurchase through March 2023 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2022, the Company repurchased and retired 4,326,379 shares of common stock in the open market at an average price of $5.71 per share. In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2023, the Company repurchased and retired 2,209,927 shares of common stock in the open market at an average price of $8.49 per share. In March 2024, our board of directors approved a repurchase through March 2025 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares.

Since 2021, we have paid the dividends set forth in the table below. The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands. While dividends are intended to be paid in accordance with our dividend policy communicated at any given time, they are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. In September 2022, our board of directors revised the dividend policy to return 100% of our net income to shareholders in the form of quarterly cash dividends (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—We may not pay dividends in the future”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 – Mar. 31, 2021	$6.8 million	$0.04	May 19, 2021	May 26, 2021
Apr. 1 – Jun. 30, 2021	$3.3 million	$0.02	Aug. 19, 2021	Aug. 26, 2021
Jul. 1 - Sep. 30, 2021	$3.3 million	$0.02	Nov. 16, 2021	Nov. 23, 2021
Oct. 1 - Dec. 31, 2021	$3.3 million	$0.02	Feb. 17, 2022	Feb. 24, 2022
Jan. 1 – Mar. 31, 2022	$3.3 million	$0.02	May 19, 2022	May 26, 2022
Apr. 1 – Jun. 30, 2022	$6.5 million	$0.04	Aug. 23, 2022	Aug. 30, 2022
Jul. 1 - Sep. 30, 2022	$6.5 million	$0.04	Nov. 22, 2022	Nov. 29, 2022
Oct. 1 - Dec. 31, 2022	$61.9 million	$0.38	Feb. 17, 2023	Feb. 24, 2023
Jan. 1 – Mar. 31, 2023	$37.5 million	$0.23	May 18, 2023	May 25, 2023
Apr. 1 – Jun. 30, 2023	$56.7 million	$0.35	Aug. 23, 2023	Aug. 30, 2023
Jul. 1 – Sep. 30, 2023	$30.6 million	$0.19	Nov. 21, 2023	Nov. 28, 2023
Oct. 1 – Dec. 31, 2023	$35.5 million	$0.22	Feb. 21, 2024	Feb. 28, 2024

Working capital, defined as total current assets less total current liabilities, was $143.9 million at December 31, 2023 compared to $171.2 million at December 31, 2022. The decrease in working capital in 2023 resulted from a decrease in cash and cash equivalents of $51.2 million, a decrease in derivative financial assets of $3.8 million, an increase in current portion long-term debt of $0.7 million, a decrease in capitalized voyage expenses of $0.3 million, an increase in other current liabilities of $0.2 million and an increase in deferred shipping revenues of $0.2 million, partly offset by an increase in accounts receivable and accrued revenues of $16.4 million, a decrease in accounts payable and accrued expenses of $8.9 million, an increase in prepaid expenses of $3.0 million and an increase in bunker inventory of $0.7 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $74.7 million at December 31, 2023 and $125.9 million at December 31, 2022. In 2023, net cash provided by operating activities was $251.4 million, net cash used in investing activities was $125.0 million (comprising $128.1 million related to investment in vessels, partly offset by $3.3 million related to proceeds from sale of derivatives), and net cash used in financing activities was $177.8 million (comprising $309.9 million related to repayment of long-term debt, $186.7 million related to cash dividends paid, $18.8 million related to purchase of treasury shares and $1.4 million related to repayment of the principal element of lease liability, partly offset by $339.6 million related to issuance of long-term debt ).

Working capital, defined as total current assets less total current liabilities, was $171.2 million at December 31, 2022 compared to $90.0 million at December 31, 2021. The increase in working capital in 2022 resulted mainly from an increase in cash and cash equivalents of $65.3 million, an increase in accounts receivable and accrued revenues of $29.1 million, a decrease in derivative financial liabilities of $7.0 million, an increase in prepaid expenses of $4.4 million and an increase in derivative financial assets of $3.8 million, partly offset by an increase in current portion long-term debt of $19.8 million and an increase in accounts payable and accrued expenses of $9.7 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $125.9 million at December 31, 2022 and $60.7 million at December 31, 2021. In 2022, net cash provided by operating activities was $127.9 million, net cash provided by investing activities was $110.5 million (comprising $112.4 million related to proceeds from sale of vessels and $8.3 million related to acquisition of subsidiary, net of cash paid, partly offset by $9.9 million related to investment in vessels) and net cash used in financing activities was $173.3 million (comprising $131.8 million related to repayment of long-term debt, $24.8 million related to purchase of treasury shares, $19.7 million related to cash dividends paid and $1.1 million related to repayment of the principal element of lease liability, partly offset by $4.0 million related to issuance of long-term debt).

In 2023, net cash provided by operating activities was $251.4 million compared to $127.9 million in 2022. The increase resulted from net income of $161.4 million in 2023 compared to net income of $62.0 million in 2022, an increase of $99.4 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the increase in net income, a decrease of $14.4 million related to depreciation and amortization, a decrease of $0.9 million related to compensation related to options and restricted stock, a decrease of $0.6 million related to impairment of equity accounted investment, partly offset by a decrease of $19.5 million related to gain on sale of vessels and $15.5 million related to fair value on derivative financial liabilities. Further, changes in operating assets and liabilities were $3.5 million and resulted from changes in accounts receivable and accrued revenues of $12.3 million, capitalized voyage expenses of $1.7 million, deferred shipping revenues of $0.9 million and prepaid expenses of $0.5 million, partly offset by accounts payable and accrued expenses of $10.8 million and $1.1 million related to bunker inventory.

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

Net cash used in investing activities was $125.0 million in 2023 compared to net cash provided by investing activities of $110.5 million in 2022. In 2023, investing activities related to investment in vessels of $128.1 million, partly offset by $3.3 million related to proceeds from sale of derivatives. Net cash provided by investing activities was $110.5 million in 2022 compared to net cash used in investing activities of $86.5 million in 2021. In 2022, investing activities related to proceeds from sale of vessels of $112.4 million and $8.3 million related to acquisition of subsidiary, net of cash paid, partly offset by $9.9 million related to investment in vessels.

Net cash used in financing activities was $177.8 million in 2023 compared to $173.3 million in 2022. In 2023, financing activities related to repayment of long-term debt of $309.9 million, $186.7 million related to cash dividends paid, $18.8 million related to purchase of treasury shares and $1.4 million related to repayment of the principal element of lease liability, partly offset by $339.6 million related to issuance of long-term debt. Net cash used in financing activities was $173.3 million in 2022 compared to net cash provided by financing activities of $18.0 million in 2021. In 2022, financing activities related to repayment of long-term debt of $131.8 million, $24.8 million related to purchase of treasury shares, $19.7 million related to cash dividends paid and $1.1 million related to repayment of the principal element of lease liability, partly offset by $4.0 million related to issuance of long-term debt.

We had $428.7 million of total debt outstanding at December 31, 2023, compared to $396.7 million at December 31, 2022 and $522.3 million at December 31, 2021.

During 2024, three of our vessels are scheduled to be drydocked and capital expenditures related to these drydockings are estimated to be $8.3 million. We plan to finance the planned capital expenditures through our internal financial resources.

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

Danish Ship Finance Credit Facility

In November 2014, the Company entered into a credit facility in the amount of $49.4 million, to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a special-purpose wholly owned vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S. The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bore interest at a rate equal to LIBOR + 2.00% and are repayable in 10 semiannual installments of $1.2 million each and a final payment of $24.3 million at final maturity. In October 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The credit facility bears interest at a rate equal to SOFR plus CAS plus a margin of 2.00%.

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

Nordea Credit Facility

In May 2021, the Company entered into a new secured credit agreement with Nordea Bank Abp, filial I Norge (“Nordea”), ABN AMRO, Credit Agricole, DNB, Danish Ship Finance, ING and SEB, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”) for a $316.2 million credit facility with Nordea as agent. The Nordea Credit Facility consists of a $119.8 million term loan and a $196.4 million revolving credit facility, of which $60 million is subject to quarterly reductions down to $45 million.

In June 2021, the Company drew down $233.8 million under the Nordea Credit Facility and repaid the total outstanding under the Old Nordea Credit Facility, amounting to $175.9 million. Borrowings bore interest at a rate equal to LIBOR + 1.90%. In June 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The credit facility bears interest at a rate equal to SOFR plus CAS plus a margin of 1.90%, and the facility has final maturity in January 2027.

In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled the RCF tranche of $2.4 million. In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed. In December 2022, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2023. In December 2023, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2024. The outstanding amount is repayable in quarterly installments of $5.9 million from March 2025, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250 million.

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

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100.0 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, 10 wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. The facility refinanced the outstanding amount under the $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “ABN AMRO Credit Facility”). Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90%, including the historical CAS of 26 basis points, and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. Further, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, a wholly owned special-purpose vessel-owning subsidiary of the Company as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

The ING Credit Facility is secured by, among other things, a first-priority mortgage on the vessels financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2023, our long-term contractual obligations were as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt [1]	$65,665	$110,503	$77,736	$93,407	$64,638	$143,919	$555,867
Total	$65,665	$110,503	$77,736	$93,407	$64,638	$143,919	$555,867

1 Amounts shown include contractual installment and interest obligations on $235.2 million under the ING Credit Facility, $93.5 million under the Nordea Credit Facility, $44.3 million under the incremental ING Credit Facility, $35.0 million under the Credit Agricole Credit Facility and $29.1 million under the Danish Ship Finance Credit Facility. The interest obligations have been determined using a SOFR of 5.33% per annum plus margin plus CAS, if any. The interest on $235.2 million is SOFR + 1.90%, the interest on $93.5 million is SOFR + CAS + 1.90%, the interest on $44.3 million is SOFR + 1.80%, the interest on $35.0 million is SOFR + 2.05% and the interest on $29.1 million is SOFR + CAS + 2.00%. The interest on the balance outstanding is payable quarterly, except for the Danish Ship Finance Credit Facility which is payable semiannually. We have also included commitment fees for the undrawn $141.9 million Nordea Credit Facility and the undrawn $51.1 million of the ING Credit Facility.

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

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position. Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets. Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in SOFR would have increased our interest expense for the year ended December 31, 2023 by $4.4 million based upon our debt level as of December 31, 2023. There were no material changes in market risk exposures from 2021 to 2023.

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

C.	Research and Development, Patents and Licenses

From time to time we incur expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred. Time and resources spent to stay updated on technological developments, new regulations and market developments are expensed as general and administrative expenses.

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects - Market Outlook for 2024.”

E.	Critical Accounting Estimates

Our financial statements for the fiscal years 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all our material accounting policy information, see Note 2 to our consolidated financial statements for December 31, 2023, included as Item 18 of this report.

Revenue Recognition

During 2023, our vessels generated revenues from time charters and by operating in the spot market (voyage charters).

IFRS 15 Revenue from Contracts with Customers uses the terms “contract assets” and “contract liability” to describe what might more commonly be known as “accrued revenue” and “deferred revenue”; however, the standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The Company uses the term “capitalized voyage expenses” for costs related to the transportation of the vessel to the load port from its previous destination if they qualify as fulfillment costs under IFRS 15.

For vessels operating on spot charters voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses, primarily bunker expenses, are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Capitalized voyage expenses are amortized between load port and discharge port.

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

Vessel Lives

The Company estimates the average useful life of a vessel to be 20 years. The actual life of a vessel may be different, and the useful lives of the vessels are reviewed at fiscal year-end,. New regulations, market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods. The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking and the cost of the exhaust gas cleaning system less impairment, if any, or, as is the case with ships acquired in the second-hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years. The depreciation per day is calculated based on a vessel’s original cost less a residual value which is equal to the product of such vessel’s lightweight tonnage and an estimated scrap rate per ton. Capitalized drydocking costs are depreciated on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The vessels are required by their respective classification societies to go through a drydock at regular intervals. In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2.5 years.

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

For the year ended December 31, 2023, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2023.

Vessel	Built	Vessel Type	Purchase Month and Year	Carrying Value [1]	Estimated Charter-Free Fair Market Value [2]
(Dollars in thousands)
DHT Appaloosa	2018	VLCC	Jul. 2023	94,371	103,000
DHT Mustang	2018	VLCC	Oct. 2018	64,630	103,000
DHT Bronco	2018	VLCC	Jul. 2018	63,866	103,000
DHT Colt	2018	VLCC	May 2018	66,220	103,000
DHT Stallion	2018	VLCC	Apr. 2018	66,203	103,000
DHT Tiger	2017	VLCC	Jan. 2017	67,945	98,000
DHT Harrier	2016	VLCC	Jan.2021	57,619	93,000
DHT Puma	2016	VLCC	Aug. 2016	66,481	93,000
DHT Panther	2016	VLCC	Aug. 2016	66,333	93,000
DHT Osprey	2016	VLCC	Jan.2021	58,090	93,000
DHT Lion	2016	VLCC	Mar. 2016	65,297	93,000
DHT Leopard	2016	VLCC	Jan. 2016	64,299	93,000
DHT Jaguar	2015	VLCC	Nov. 2015	64,203	88,000
DHT Taiga	2012	VLCC	Sep. 2014	50,443	74,000
DHT Opal	2012	VLCC	Apr. 2017	44,560	74,000
DHT Sundarbans	2012	VLCC	Sep. 2014	49,364	74,000
DHT Redwood	2011	VLCC	Sep. 2014	48,419	70,000
DHT Amazon	2011	VLCC	Sep. 2014	46,699	70,000
DHT Peony	2011	VLCC	Apr. 2017	39,299	66,000
DHT Lotus	2011	VLCC	Jun. 2017	38,371	66,000
DHT China	2007	VLCC	Sep. 2014	28,119	54,000
DHT Europe	2007	VLCC	Sep. 2014	24,892	54,000
DHT Bauhinia	2007	VLCC	Jun. 2017	22,640	54,000
DHT Scandinavia	2006	VLCC	Sep. 2014	25,347	50,500

[1]	Carrying value does not include value of time charter contracts.

[2]
Estimated charter-free fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel. They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement. Management uses these broker valuations in calculating compliance with debt covenants. Management also uses them as one consideration point in determining if there are indicators of impairment; however, management does not believe that a broker value lower than book value in itself is an indicator of impairment. Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist. In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2025.

As of December 31, 2023, all of our vessels had charter-free fair market value above their carrying value. The aggregate carrying value of vessels having charter-free market values that exceed their respective carrying values was $1,283.7 million, and the aggregate charter-free fair market value of such vessels was $1,965.5 million. Please see our risk factor under the heading “The value of our vessels may be depressed at the time we sell a vessel” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2023, included as Item 18 of this report.

SAFE HARBOR

Applicable to the extent the disclosures required by this Item 5. of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	68	Class III Director and Chairman
Einar Michael Steimler	75	Class II Director
Joseph H. Pyne	76	Class II Director
Jeremy Kramer	62	Class I Director
Sophie Rossini	42	Class III Director
Ana Zambelli	51	Class I Director
Svein Moxnes Harfjeld	59	President & Chief Executive Officer
Laila Cecilie Halvorsen	49	Chief Financial Officer

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind–Chairman of the Board of Directors. Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment & asset management focusing primarily on the maritime shipping sector. Mr. Lind was, until April 2022, the Chief Executive Officer of Oceanic Finance Group Limited (formerly known as Tufton Oceanic Finance Group Limited), a position he held since 2004. Prior to this, he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the board of Oceanic Finance Group Limited, Stratus Investments Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a resident and citizen of Norway.

Einar Michael Steimler–Director. Mr. Einar Michael Steimler has over 45 years of experience in the shipping industry. From 2000 to 2015, he was the Chief Executive Officer of Tankers International and he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as chairman of Tanker (UK) Agencies from 2013 to 2015. From 2013 to 2023, Mr.Steimler served as a non-executive director on the board of Eneti Inc., previously named Scorpio Bulkers Inc. From 1998 to 2010, Mr. Steimler served as a Director of Euronav and he was also Managing Director of Euronav from 1998 to 2000. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics and a degree in Marketing. Mr. Steimler is a resident and citizen of Norway.

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

Sophie Rossini–Director. Mrs. Sophie Rossini is Deputy Head of Public Markets within the Discretionary business at Man Group. She previously held the position of Head of Business Management of Man AHL, working closely with the senior management team to set and deliver MAN AHL’s strategic goals, and ensuring smooth operational management. Prior to this, she was the Head of Relative Value within Man’s external multi-manager business. Before joining Man Group in August 2008, she was at Atlas Capital. Mrs.Rossini holds a Master in Banking and Financial Techniques from the University of Paris Assas. Mrs. Rossini is a resident of the United Kingdom and a citizen of France.

Ana Zambelli–Director. Ms. Ana Zambelli brings significant experience with more than 20 years in the energy sector in operational, commercial and finance roles. Ms. Zambelli served as a Managing Director in Brookfield’s Private Equity Group, responsible for business operations in Brazil, as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Ms. Zambelli is an experienced board member and previously served on the respective Board of Directors of BRK Ambiental, Unidas, Aldo Solar, Petrobras, Braskem, and was the founder and leader of the Diversity Committee at the Brazilian Petroleum Institute (IBP) from 2018 to present. Currently, Ms. Zambelli serves as an independent board member for Seadrill, Galp and BW Energy. Ms. Zambelli graduated in mechanical engineering from the Federal University of Rio de Janeiro, and she holds a master’s degree in petroleum engineering from Heriot Watt University in the UK. She also has a postgraduate degree in Digital Business from Columbia University. Ms. Zambelli is a citizen and resident of Brazil.

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

DIRECTORS’ COMPENSATION

During the year ending December 31, 2023, we paid the members of our board of directors aggregate cash compensation of $670,500. In addition, in January 2024, our directors were awarded an aggregate of 125,000 shares of restricted stock pursuant to the 2022 Plan. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

During the year ending December 31, 2023, we paid our executive officers aggregate cash compensation of $1,754,628 and accrued an aggregate amount of $124,592 for pension and retirement benefits. In addition, in January 2024, our executive officers were awarded an aggregate of 200,000 shares of restricted stock for the year 2023 pursuant to the 2022 Plan with certain vesting conditions.

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

In the event that we terminate Mr. Harfjeld’s employment other than for “cause” (as defined in his employment agreement), subject to the execution of certain employment termination agreements and his compliance with certain requests from us related to termination as well as with certain restrictive covenants, we will continue to pay Mr. Harfjeld’s base monthly salary and his monthly director fee for service as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in his employment agreement). In the event that Mr. Harfjeld terminates his employment within six months following a “change of control” (as defined in his employment agreement) for “good reason” (as defined in his employment agreement), then we will continue to pay Mr. Harfjeld his base monthly salary and his monthly director fee for services as a director of DHT Management S.A.M., in arrears on a monthly basis for 18 months from the month immediately following the expiration of the notice period (as provided for in his employment agreement). In addition, in the event that Mr. Harfjeld terminates his employment within six months following a change of control for good reason, he will be entitled to his target bonus (as provided for in his employment agreement), prorated for the actual period he has worked during the year of termination, and all of his granted but unvested shares will vest immediately and become exercisable, provided that if there is no applicable target bonus, the bonus payment will be calculated as 100% of salary and director fees. Despite Mr. Harfjeld’s employment agreement providing that he will be compensated in both salary and director fees, in respect of 2022 and 2023, Mr. Harfjeld was compensated entirely in salary.

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

The 2022 Plan was established to promote the interests of the Company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our Company. The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2022 Plan is 3,000,000. The aggregate number of shares of our common stock that have been granted under the 2022 Plan is 871,070, which does not include shares with respect to non-vested awards.

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

To promote open discussion among the directors, our directors meet in regularly scheduled and ad hoc executive session without participation of management and will continue to do so in 2024.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Mr. Erik Lind was initially elected in July 2005. Mr. Einar Michael Steimler was initially appointed in March 2010. Mr. Joseph H. Pyne was initially appointed in September 2015. Mr. Jeremy Kramer was initially elected in June 2017. Mrs. Sophie Rossini was initially appointed in November 2020. Ms. Ana Zambelli was initially appointed in February 2024. The term of our Class III directors, Mr. Lind and Mrs. Rossini, expires in 2024, the term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2025 and the term of our Class I directors, Mr. Kramer and Ms. Zambelli, expires in 2026. Mr. Kramer was re-elected as our Class I director at our annual stockholders meeting on June 15, 2023. Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 16, 2022. Mr. Lind and Mrs. Rossini were re-elected as our Class III directors at our annual stockholders meeting on June 23, 2021. Ms. Iman Hill did not stand for re-election at our annual stockholders meeting on June 15, 2023.

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

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC. The members of the compensation committee are Mr. Pyne (chairperson), Mr. Steimler and Mr. Kramer.

The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of our board of directors in accordance with criteria approved by the board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman. The members of the nominating and corporate governance committee are Mr. Steimler (chairperson), Mr. Lind, Mr. Pyne and Ms. Zambelli.

The purpose of our sustainability oversight committee is to assist, advise and act on behalf of the board of directors in providing oversight and guidance with respect to the Company’s environmental, social and corporate responsibility matters. The members of the sustainability oversight committee are Mrs. Rossini (chairperson), Mr. Kramer and Ms. Zambelli.

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

As of December 31, 2023, we had 1,212 employees, comprised of 1,106 seafarers and 106 shore-side staff employed through the subsidiaries in Monaco, Norway, Singapore and India, compared to 1,252 employees as of December 31, 2022. Our shore-side employees are not represented by any collective bargaining agreements, while all onboard seafarers are represented by the vessel’s collective bargaining agreements. We have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.” See “Item 6.B. Compensation” for a description of the Company’s Incentive Compensation Plan under which employees of the Company can be awarded restricted shares of the Company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and/or Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 15, 2024. We have one class of common stock outstanding, with each outstanding share entitled to one vote. Our major stockholders do not have different voting rights.

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

	Number of Shares of Common Stock	Percentage of Shares of Common Stock[1]
Owners of more than 5% of a class of our equity securities
BW Group[2]	25,784,227	16.0%
FMR LLC[3]	18,178,072	11.3%
Dimensional Fund Advisors LP4	13,361,401	8.3%

Directors
Erik A. Lind	154,455	*
Einar Michael Steimler	139,967	*
Joseph H. Pyne	178,812	*
Jeremy Kramer	71,332	*
Sophie Rossini	75,826	*
Executive Officers
Svein Moxnes Harfjeld	1,047,621	*
Laila Cecilie Halvorsen	185,309	*
Directors and executive officers as a group (8 persons)	1,853,322	1.1%

 *Less than 1%

[1]	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), using 161,329,352 shares of common stock issued and outstanding as of March 15, 2024.

[2]
Based on Schedule 13D/A filed with the SEC on March 31, 2020, by BW Group Limited, the BW Group possesses the sole voting power over 25,704,652 shares. For purposes of the reporting requirements of the Exchange Act, BW Group Limited was deemed to be a beneficial owner of such shares as of March 31, 2020. On June 1, 2020, 47,130 common shares were issued to BW Group as part of the 2016 Incentive Compensation Plan. On June 18, 2020, 32,445 common shares were issued to BW Group as part of 2019 Incentive Compensation Plan. All shares beneficially owned are shares of common stock.

[3]
Based on a Schedule 13G/A filed with the SEC on February 9, 2024, by FMR LLC, which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, FMR LLC was deemed to be a beneficial owner of such shares as of February 9, 2024. As of February 9, 2024, FMR LLC possessed the sole power to vote or direct the vote of 18,174,883 shares and the sole power to dispose or to direct the disposition of 18,178,072 shares. All shares beneficially owned are shares of common stock.

[4]
Based on a Schedule 13G/A filed with the SEC on February 9, 2024, by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, Dimensional was deemed to be a beneficial owner of such shares as of February 9, 2024. As of February 9, 2024, Dimensional possessed the sole power to vote or direct the vote of 13,185,426 shares and the sole power to dispose or to direct the disposition of 13,361,401 shares. All shares beneficially owned are shares of common stock.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders. To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of March 15, 2024, we had 21 shareholders of record, 19 of which were located in the U.S. and held an aggregate of 142,965,537 of our common shares, representing 88.62% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 142,948,880 of our common shares as of March 15, 2024. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

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

DHT intends to return 100% of its ordinary net income to shareholders in the form of quarterly cash dividends (refer to “Item 3.D. Risk Factors—Risks Relating to Our Company—We may not pay dividends in the future”).

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

The dividends paid related to the four quarters of 2021 amounted to $0.04, $0.02, $0.02 and $0.02 per share of common stock, respectively. The dividends paid related to the four quarters of 2022 amounted to $0.02, $0.04, $0.04 and $0.38 per share of common stock, respectively. The dividends paid related to the four quarters of 2023 amounted to $0.23, $0.35, $0.19 and $0.22 per share of common stock, respectively.

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2023, we had 160,999,542 shares of common stock outstanding. As of March 15, 2024, we had 161,329,352 shares of common stock outstanding and no shares of any class of preferred stock. As of December 31, 2023, neither we nor our subsidiaries hold any shares of common stock or any shares of any series of preferred stock.

In March 2021, our board of directors approved a repurchase through March 2022 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2021, we repurchased and retired 5,513,254 shares of common stock in the open market at an average price of $5.82 per share. In March 2022, our board of directors approved a repurchase through March 2023 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2022, we repurchased and retired 4,326,379 shares of common stock in the open market at an average price of $5.71 per share. In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2023, the Company repurchased and retired 2,209,927 shares of common stock in the open market at an average price of $8.49 per share. In March 2024, our board of directors approved a repurchase through March 2025 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance.

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

TRANSFER AGENT

The registrar and transfer agent for our common stock is Equiniti Trust Company, LLC.

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2024, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to SOFR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in SOFR would have increased our interest expense for the year ended December 31, 2023 by $4.4 million based upon our debt level as of December 31, 2023 ($0.9 million in 2022). We have only immaterial currency risk since all income and the majority of vessel expenses are in U.S. dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The majority of our cash is held by Nordea, DNB, OCBC, Credit Agricole, CFM Indosuez, ABN AMRO, Citibank and United Overseas Bank. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant part of our vessels is currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2023 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the president & chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

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

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2023.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 based on the provisions of Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2023.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young AS, an independent registered public accounting firm. Their report appears in Item 18 beginning on page F‑2.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Erik Lind is an “audit committee financial expert,” as defined in paragraph (b) of Item 16A of Form 20-F. Mr. Lind is “independent,” as determined in accordance with the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees, including our president & chief executive officer (our principal executive officer) and chief financial officer (our principal accounting officer). In September 2023, we revised our Code of Business Conduct and Ethics to clarify our policy regarding relationships with government personnel and the prohibition of retaliation against any person or employee who has reported illegal or unethical behavior in good faith. We have posted this Code of Ethics to our website at www.dhtankers.com, where it is publicly available. The information contained on or connected to our website is not a part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that the Company was billed for the audit and other services provided by Ernst & Young AS for the fiscal years ended December 31, 2023 and 2022.

Fees	2023	2022
Audit Fees [1]	$584,869	$459,956
Audit-Related Fees [2]	44,307	37,018
Tax Fees [3]	8,935	-
All Other Fees	-	-
Total	$638,111	$496,673

[1]
Audit fees for 2023 and 2022 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2023 and 2022, respectively.

[2]	Audit-related fees for 2023 consisted of $44,307 in respect of quarterly procedures. Audit-related fees for 2022 consisted of $37,018 in respect of quarterly procedures.

[3]	Tax fees for 2023 represent fees for professional services provided in connection with tax compliance.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely manner of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm, Ernst & Young AS, in the fiscal years ended December 31, 2023 and 2022.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Number of shares purchased[1]	Average price paid per share	Total number of shares purchased as part of our publicly announced program	Maximum dollar value of shares that may yet be purchased under the program (USD millions)
January 2023	-	$-	-	$50.0
February 2023	-	-	-	50.0
March 2023	-	-	-	100.0
April 2023	-	-	-	100.0
May 2023	-	-	-	100.0
June 2023	1,072,344	8.25	1,072,344	91.2
July 2023	249,739	8.46	249,739	89.0
August 2023	-	-	-	89.0
September 2023	887,844	8.80	887,844	81.2
October 2023	-	-	-	81.2
November 2023	-	-	-	81.2
December 2023	-	-	-	81.2
Total	2,209,927	$8.49	2,209,927	$81.2

[1]	These shares were repurchased under the authorized share repurchase program of up to $100 million covering the period from March 2023 to March 2024, approved by our board in March 2023.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

Parts of our business depend on the secure operation of our computer systems to manage, process, store and transmit information. We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. Our processes for assessing, identifying and managing material risks from cybersecurity threats include cybersecurity review of systems and applications, reviews of our cybersecurity policies, assistance of consultants, third party assessments and the implementation of various forms of IT security.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including those who have access to our data or our systems. In addition to our internal processes, we engage third-party cybersecurity consultants and experts to supplement our internal resources, as well as to help us assess, validate and enhance our security practices, including conducting cybersecurity maturity assessments and vulnerability assessments.

Risks from identified cybersecurity threats include, among other things, operational risks, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents could materially affect us, including our business strategy, results of operations, or financial condition, under “Item 3.D. Risk Factors—Relating to Our Industry—A cyberattack could lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs” which is incorporated by reference into this Item 16K.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our audit committee is responsible for the oversight of risks from cybersecurity threats. Members of the audit committee receive updates on a regular basis from senior management as part of our overall risk management systems and processes. Our board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

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

2.1
Description of DHT Holdings, Inc.’s Securities Registered Under Section 12 of the Exchange Act. (incorporated by reference to Exhibit 2.1 of the Annual Report on the Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2022, Commission File Number 001-32640).

4.1
Investor Rights Agreement, dated as of April 20, 2017, between DHT Holdings, Inc. and BW Group Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of DHT Holdings, Inc. for the month of April 2017, Commission File Number 001-32640).

4.2	Danish Ship Finance Credit Facility, dated October 27, 2023.
4.3
Credit Agricole Credit Facility, dated as of June 22, 2015, as amended and restated November 29, 2022, among DHT Tiger Limited, as borrower, DHT Holdings, Inc., as guarantor, the lenders party thereto and Credit Agricole Corporate and Investment Bank, as Agent (incorporated by reference to Exhibit 4.3 of the Annual Report on the Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2022, Commission File Number 001-32640).

4.4	Nordea Credit Facility, dated as of June 27, 2023, among the borrowers party thereto, DHT Holdings, Inc., as guarantor, the lenders party thereto and Nordea Bank Abp, filial i Norge, as Agent.
4.5
ING Credit Facility, dated as of January 26, 2023, among the borrowers party thereto, DHT Holdings, Inc., as guarantor, the lenders party thereto and ING Bank N.V., as Agent (incorporated by reference to Exhibit 4.5 of the Annual Report on the Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2022, Commission File Number 001-32640).

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

4.8
Form of Indemnification Agreement (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.9	2019 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-234062) with the SEC on September 26, 2019, and incorporated herein by reference).
4.10
2022 Incentive Compensation Plan (filed as Exhibit 4.11 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2022, Commission File Number 001-32640 and incorporated herein by reference).

8.1	List of Significant Subsidiaries.
12.1	Certification of President & Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
23.1	Consent of Ernst & Young AS.
97.1	Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 20, 2024	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	President & Chief Executive Officer (Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DHT Holdings, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2024 expressed an unqualified opinion thereon.

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

Vessel impairment indicators

Description of the Matter
The carrying value of the Company’s vessels was $1,284 million as of December 31, 2023. As explained in Notes 2 and 6 to the consolidated financial statements, management assesses vessels for indicators of impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying value of a vessel may not be recoverable.

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

To test management’s impairment indicator assessment, our audit procedures included, among others, comparing management’s methodology against the accounting guidance under IAS 36 Impairment of Assets. We tested the developments in market conditions by performing an independent analysis over changes in independent broker values, newbuilding prices, and recent acquisition activity for both new and second-hand Very Large Crude Carriers (VLCC’s). We assessed the reasonableness of estimated daily charter rates by comparing them to historical charter rates developed by an independent market research firm, and recent charter activity achieved within the DHT fleet. We tested the source information underlying the Company’s weighted average cost of capital calculation as well as the mathematical accuracy of the model. We involved our valuation specialists to assist in developing a range of independent weighted average cost of capital estimates and compared those to the weighted average cost of capital selected by management.

We also assessed the adequacy of the potential vessel impairment indicator disclosures as included in Note 6 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2021.

Oslo, Norway
March 20, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DHT Holdings, Inc.

Opinion on Internal Control Over Financial Reporting
We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DHT Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated March 20, 2024 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young AS

Oslo, Norway
March 20, 2024

DHT Holdings, Inc.

Consolidated Statement of Financial Position

		December 31,	December 31,
(Dollars in thousands)	Note	2023	2022

ASSETS
Current assets
Cash and cash equivalents	8,9	$74,738	$125,948
Accounts receivable and accrued revenues	8,9	75,848	59,465
Capitalized voyage expenses	4	2,549	2,799
Prepaid expenses	11	13,557	10,550
Derivative financial assets	8	-	3,759
Bunker inventory	12	33,806	33,069
Total current assets		$200,498	$235,589

Non-current assets
Vessels	6	1,283,710	1,261,998
Advances for vessel upgrades	6	10	4,583
Other property, plant and equipment	6	6,649	4,949
Goodwill	16	1,356	1,356
Total non-current assets		$1,291,725	$1,272,885

Total assets		$1,492,223	$1,508,474

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	7,8	20,493	29,398
Current portion long-term debt	8,9	30,300	29,626
Other current liabilities	8	1,418	1,178
Deferred shipping revenues	4	4,394	4,172
Total current liabilities		$56,605	$64,374

Non-current liabilities
Long-term debt	8,9	398,425	367,069
Other non-current liabilities		5,527	3,545
Total non-current liabilities		$403,952	$370,614

Total liabilities		$460,557	$434,988

Equity
Common stock at par value	10	1,610	1,627
Additional paid-in capital		1,228,254	1,243,754
Accumulated deficit		(206,477)	(180,664)
Translation differences		201	138
Other reserves		3,566	3,623
Total equity attributable to the Company		$1,027,153	$1,068,478
Non-controlling interest		$4,513	$5,008
Total equity		$1,031,667	$1,073,486

Total liabilities and equity		$1,492,223	$1,508,474

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands, except share and per share amounts)	Note	2023	2022	2021

Shipping revenues	3,4	$556,075	$450,381	$295,853

Other revenues	4	4,481	3,764	-

Total revenues		$560,556	$454,146	$295,853

Gain on sale of vessels		-	19,513	15,153
Other income	4	-	-	4,612

Operating expenses
Voyage expenses	11	(165,667)	(185,502)	(92,405)
Vessel operating expenses	11	(75,429)	(73,809)	(77,807)
Depreciation and amortization	6	(108,902)	(123,255)	(128,639)
General and administrative expense	11	(17,448)	(16,889)	(16,565)
Total operating expenses		$(367,447)	$(399,455)	$(315,416)

Operating income		$193,110	$74,204	$202

Share of profit from associated companies	16	-	1,327	1,278
Interest income		4,485	1,076	6
Interest expense		(33,061)	(26,197)	(25,727)
Fair value gain/(loss) on derivative financial liabilities		(504)	14,983	12,450
Other financial (expense)/income		(1,984)	(2,826)	645
Profit/(loss) before tax		$162,046	$62,567	$(11,147)

Income tax expense	15	(649)	(587)	(360)
Profit/(loss) for the year		$161,397	$61,979	$(11,507)
Attributable to the owners of non-controlling interest		$43	$459	$14
Attributable to the owners of parent		$161,353	$61,520	$(11,521)

Attributable to the owners of parent:
Basic earnings/(loss) per share		$0.99	$0.37	$(0.07)
Diluted earnings/(loss) per share		$0.99	$0.37	$(0.07)

Weighted average number of shares (basic)	5	162,178,499	164,692,954	169,089,325
Weighted average number of shares (diluted)	5	162,356,735	164,850,091	169,089,325

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2023	2022	2021

Profit/(loss) for the year		$161,397	$61,979	$(11,507)
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of tax		(494)	(101)	(92)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency denominated associate and subsidiary		115	101	(68)
Total comprehensive income/(loss) for the period net of tax		$161,017	$61,979	$(11,667)

Attributable to the owners of non-controlling interest		$95	$523	$14
Attributable to the owners of parent	17	$160,922	$61,456	$(11,681)

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

				Paid-in					Non-
(Dollars in thousands, except per share data)				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
		Shares	Amount	Capital	Shares	Deficit	Differences	Reserves [1]	Interest	Equity
Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940
Loss for the year	5	-	-	-	-	(11,521)	-	-	14	(11,507)
Other comprehensive income/(loss)		-	-	-	-	(92)	(68)	-	-	(160)
Total comprehensive income/(loss)		-	-	-	-	(11,613)	(68)	-	14	(11,667)
Cash dividends declared and paid	10	-	-	-	-	(22,083)	-	-	-	(22,083)
Purchase of treasury shares	10	-	-	-	(32,178)	-	-	-	-	(32,178)
Retirement of treasury shares	10	(5,513,254)	(55)	(32,123)	32,178	-	-	-	-	-
Compensation related to options and restricted stock	11	841,696	8	4,619	-	-	-	(280)	-	4,347
Balance at December 31, 2021		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359

Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359
Profit for the year	5	-	-	-	-	61,520	-	-	459	61,979
Other comprehensive income/(loss)		-	-	-	-	(101)	37	-	64	(1)
Total comprehensive income/(loss)		-	-	-	-	61,419	37	-	523	61,979
Cash dividends declared and paid	10	-	-	-	-	(19,679)	-	-	-	(19,679)
Purchase of treasury shares	10	-	-	-	(24,758)	-	-	-	-	(24,758)
Retirement of treasury shares	10	(4,326,379)	(43)	(24,715)	24,758	-	-	-	-	-
Adjustment related to non-controlling interest	16	-	-	-	-	-	-	-	4,452	4,452
Compensation related to options and restricted stock	10,11	852,948	9	4,469	-	-	-	(345)	-	4,133
Balance at December 31, 2022		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486

Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit for the year	5	-	-	-	-	161,353	-	-	43	161,397
Other comprehensive income/(loss)		-	-	-	-	(494)	63	-	52	(380)
Total comprehensive income/(loss)		-	-	-	-	160,859	63	-	95	161,017
Cash dividends declared and paid	10	-	-	-	-	(186,672)	-	-	(590)	(187,262)
Purchase of treasury shares	10	-	-	-	(18,808)	-	-	-	-	(18,808)
Retirement of treasury shares	10	(2,209,927)	(22)	(18,786)	18,808	-	-	-	-	-
Compensation related to options and restricted stock	10,11	556,130	6	3,285	-	-	-	(57)	-	3,233
Balance at December 31, 2023		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667

1     Other reserves are related to share-based payments.

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2023	2022	2021

Cash flows from operating activities
Profit/(loss) for the year		$161,397	$61,979	$(11,507)
Items included in net income not affecting cash flows:
Depreciation and amortization	6	108,902	123,255	128,639
Amortization of deferred debt issuance cost		2,972	2,902	2,550
(Gain) / loss, disposal of property, plant and equipment		18	-	-
(Gain)/loss, sale of vessel		-	(19,513)	(15,153)
Fair value (gain)/loss on derivative financial liabilities	8	504	(14,983)	(12,450)
Impairment of equity accounted investment	16	-	637	-
Compensation related to options and restricted stock	11	3,233	4,133	4,347
Net foreign exchange differences		(32)	(73)	-
(Gain)/loss modification of debt	8	(693)	(669)	(3,049)
Share of profit in associated companies	16	-	(1,327)	(1,278)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(16,383)	(28,703)	(301)
Capitalized voyage expenses	4	250	(1,403)	(356)
Prepaid expenses	11	(3,007)	(3,537)	523
Accounts payable and accrued expenses	7	(5,232)	5,573	1,510
Deferred shipping revenues	4	222	(693)	(11,372)
Bunker inventory	12	(738)	327	(21,542)
Net cash provided by operating activities		$251,411	$127,906	$60,562

Cash flows from investing activities
Investment in vessels	6	(128,081)	(9,902)	(174,558)
Proceeds from sale of vessels	6	-	112,399	87,062
Purchase of non-controlling interest in subsidiary		-	(2)	-
Acquisition of subsidiary, net of cash paid	16	-	8,267	-
Dividend received from associated company		-	-	1,031
Proceeds from sale of derivatives		3,256	-	-
Investment in other property, plant and equipment		(152)	(243)	(48)
Net cash (used in)/provided by investing activities		$(124,977)	$110,518	$(86,512)

Cash flows from financing activities
Cash dividends paid	10	(186,672)	(19,679)	(22,083)
Dividends paid to non-controlling interest		(590)	-	-
Repayment principal element of lease liability	8	(1,424)	(1,090)	(611)
Issuance of long-term debt	8,9	339,633	4,008	355,840
Purchase of treasury shares	10	(18,808)	(24,758)	(32,178)
Repayment of long-term debt	8,9	(309,902)	(131,825)	(283,000)
Net cash (used in)/provided by financing activities		$(177,763)	$(173,343)	$17,967

Net (decrease)/increase in cash and cash equivalents		(51,329)	65,081	(7,983)
Net foreign exchange difference		119	209	-
Cash and cash equivalents at beginning of period		125,948	60,658	68,641
Cash and cash equivalents at end of period	8,9	$74,738	$125,948	$60,658

Specification of items included in operating activities:
Interest paid		$29,480	$23,450	$23,196
Interest received		$5,076	$1,481	$6

The footnotes are an integral part of these consolidated financial statement

Notes to the Consolidated Financial Statements
for the years ended December 31, 2023, 2022 and 2021

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “the parent company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Company has 31 subsidiaries, of which 27 are wholly owned. Of the wholly owned subsidiaries, 17 are Marshall Island companies, seven are Cayman Islands companies, two are Singaporean companies and one is a Norwegian company. 17 Marshall Islands subsidiaries and seven Cayman Islands subsidiaries are vessel-owning companies (the “vessel subsidiaries”). The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. In addition, the Company has a Monegasque company, in which the Company has a 99% ownership interest, a Singaporean company, in which the Company has a 53% ownership interest and its 100% subsidiaries, a Singaporean company and an Indian company, in each of which the Company indirectly has a 53% ownership interest.

Our principal activity is the ownership and operation of a fleet of crude oil carriers. As of December 31, 2023 our fleet consisted of 24 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 270,000 to 320,000 deadweight tons, or “dwt.” Our fleet principally operates on international routes and has a combined carrying capacity of 7,479,177 dwt.

With regards to amounts in the financial statements, these are shown in USD thousands.

Note 2 – Material accounting policy information

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The financial statements have been prepared on a historical cost basis.

Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The financial statements have been prepared on a going concern basis.

The material accounting policy information is set out below.

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

Investments in associates

As of December 31, 2021, and up until May 31, 2022, DHT owned 50% of Goodwood Ship Management Pte. Ltd. (“Goodwood”) which was treated as an associate under the equity method. The Company recognized its share of Goodwood’s net income in “Share of profit from associated companies” for 2021 and the first five months of 2022.

Business combinations

Effective May 31, 2022, DHT acquired an additional 3% equity interest in Goodwood, resulting in a total ownership of 53%. The acquisition of the additional shares was accounted for using the acquisition method as a business combination achieved in stages, otherwise known as a step acquisition. The previously held equity interests in the acquiree were remeasured to fair value, and the resulting loss was recognized under other financial (expense)/income in the consolidated income statement.

Cash and cash equivalents

Cash and cash equivalents are recorded at their nominal amount in the statement of financial position and comprise of cash deposits and cash on hand.

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

The Company reviews estimated useful lives and residual values each year with the effect of any changes in estimate accounted for on a prospective basis. The estimated useful life of the vessels may change due to technological developments as well as environmental, legal and industry requirements. The Company believes 20 years to be a reasonable estimate for a vessel’s commercial life. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.

Capitalized exhaust gas cleaning systems costs are depreciated on a straight-line basis from the time of installation of the equipment to the end of the estimated useful life. The exhaust gas cleaning systems are estimated to have a useful life of three years.

Please refer to the Use of estimates section for further details.

Advances for vessel upgrades

Advances related to exhaust gas cleaning system retrofits and capital expenditures are recorded in the statement of financial position as “Advances for vessel upgrades” under Non-current assets. Advances for vessel upgrades will be capitalized and reclassified to “Vessels” under Non-current assets upon completion of maintenance or completion of installation.

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

Property, plant and equipment other than vessels and ROU assets

The Company’s other property, plant and equipment consist mainly of the Company’s fixtures, furniture and computer equipment. The fixtures, furniture and computer equipment are stated at historical cost less accumulated depreciation and any impairment charges. Depreciations are calculated on a straight-line basis over the asset’s expected useful life and adjusted for any impairment charges. Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Leases - DHT as lessee

The Company assesses whether a contract is or contains a lease at inception of the contract. The Company currently has one category of lease related to leased office space in Monaco, Norway, Singapore and India where the Company is a lessee.

The lease liability is initially measured at present value of the lease payments that are not paid at the commencement date. The right-of-use (“ROU”) assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. The Company’s ROU assets are presented as part of the other property, plant and equipment in the statement of financial position.

Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability (using an effective interest method) and by reducing the carrying amount to reflect the lease payments made. The ROU assets are measured at cost less accumulated depreciation and impairment losses.

The Company remeasures the lease liability and makes a corresponding adjustment to the related ROU asset whenever the lease or the lease term changes.

Revenue and expense recognition

The Company recognizes revenue from the following major sources:

•	Revenue from time charters

•	Revenue from spot charters

Revenues from time charters are accounted for as operating leases and are thus recognized on a straight-line basis over the rental periods of such charters. Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term. For vessels on time charters, where the Company is a lessor, the time charter contract contains a lease component, which is the right to use the specified ship, and a non-lease component, which is the operation and maintenance of the ship. Technical management service components are accounted for in accordance with IFRS 15 Revenue from Contracts with Customers and the lease components are accounted for in accordance with IFRS 16 Leases. The service elements are recognized as revenue as the service is being delivered (over time) and the timing of this coincides with timing of revenue recognized for the leasing element.

The Company has entered into time charters where the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid either monthly or on a voyage-by-voyage basis in arrears and recognized as revenue in the period in which it was earned.

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

Voyage expenses, primarily bunker expenses, are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfilment cost. To recognize costs incurred to fulfil a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered.

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

Financial liabilities

Financial liabilities, including debt, are initially measured at fair value, net of borrowing costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial assets

(a)	Receivables

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

(b)	Derivatives

The Company has historically utilized interest rate swaps to convert part of its interest-bearing debt from floating to fixed rate.

The derivatives were initially recognized at fair value at the date the derivative contract was entered into and was subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss has been recognized in fair value gain/(loss) on derivative financial liabilities. The interest rate swaps did not qualify for hedge accounting.

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

The Company’s unconditional right to defer settlement for at least 12 months may be subject to complying with future covenants specified in our loan arrangements. There is a risk that those liabilities could become repayable within 12 months after the reporting date. The Company’s financial covenants are described in Note 9.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are related if they are subject to common control or common significant influence. Key management personnel of the Company are also related parties. All transactions between the related parties are recorded at estimated market value. See Note 13 for further information.

Taxes

The Company is a foreign corporation that is not subject to United States federal income taxes. Further, the Company is not subject to income taxes or tax reporting requirements imposed by the Marshall Islands, the country in which it is incorporated.

The subsidiaries acting as management companies domiciled in Monaco, Norway, Singapore and India are taxable in local jurisdictions.

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

Treasury shares

When the Company repurchases its own shares, the amount of the consideration paid, including directly attributable costs, is classified as treasury shares and recognized as a deduction from equity. No gain or loss is recognized in profit or loss on the purchase or the retirement of shares.

Additional paid-in capital

Additional paid-in capital represents the excess amount paid over the par value of the shares issued.

Segment information

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, both financial and non-financial assets and liabilities. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 8 – Financial Instruments
•	Note 11 – Operating expenses

Use of estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Areas where significant estimates and assumptions have been applied are:

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

•
Drydock period:  The drydock period impacts the depreciation rate applied to capitalized survey cost. The vessels are required by their respective classification societies to go through a drydock at regular intervals. In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2.5 years.

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

Application of new and revised International Financial Reporting Standards (“IFRSs”)

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023 (unless otherwise stated). The Company has not early adopted any other standards, interpretation or amendment that has been issued but is not yet effective.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Company’s consolidated financial statements.

Other amendments or new standards did not have a material impact on the Company´s consolidated financial statements.
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

Note 3 – Segment information

Operating Segments

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

Entity-wide disclosures

Information about major customers:

As of December 31, 2023, the Company had 24 vessels in operation of which five were on time charters and 19 were vessels operating in the spot market.

For the period from January 1, 2023, to December 31, 2023, five customers represented $87,379 thousand, $84,493 thousand, $71,291 thousand, $57,641 thousand, and $39,676 thousand, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $340,480 thousand, equal to 61 percent of the shipping revenues of $556,075 thousand for the period from January 1, 2023, to December 31, 2023.

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

Note 4 – Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2023	2022	2021
Time charter revenues [1]	$74,989	$75,790	$140,730
Voyage charter revenues	481,087	374,592	155,124
Shipping revenues	$556,075	$450,381	$295,853
Other revenues [2]	4,481	3,764	-
Total revenues	$560,556	$454,146	$295,853

[1]
The majority of time charter revenues are presented in accordance with IFRS 16, while the portion of time charter revenues related to technical management services, equaling $18,961 thousand, $19,144 thousand and $36,384 thousand, for 2023, 2022 and 2021, respectively, is recognized in accordance with IFRS 15.

[2]	Other revenues mainly relate to technical management services provided.

The following summarizes the Company’s vessel employment as of December 31, 2023:

Vessel	Type of Employment	Expiry
VLCC
DHT Appaloosa	Spot
DHT Mustang	Spot
DHT Bronco	Spot
DHT Colt	Spot
DHT Stallion	Spot
DHT Tiger	Spot
DHT Harrier	Time charter	Q4 2024
DHT Puma	Time charter with profit sharing	Q1 2026
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Spot
DHT Leopard	Time charter	Q4 2027
DHT Jaguar	Spot
DHT Taiga	Spot
DHT Opal	Spot
DHT Sundarbans	Time charter with profit sharing	Q1 2025
DHT Redwood	Spot
DHT Amazon	Spot
DHT Peony	Spot
DHT Lotus	Spot
DHT China	Spot
DHT Europe	Spot
DHT Bauhinia	Spot
DHT Scandinavia	Spot

Future charter payments

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

Year	Amount
2024	$62,952
2025	39,721
2026	26,552
2027	17,847
Thereafter	-
Net charter payments	$147,072

The future net charter payments were $95,873 thousand for the year ending December 31, 2022, and $79,942 thousand for the year ending December 31, 2021.

Any extension periods, unless already exercised as of December 31, 2023, are not included in the table above. Time charter hire payments are not received when a vessel is off-hire, including off-hire related to normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Other income

There was no other income for 2023 or 2022. In the fourth quarter of 2021, the Company received $4,612 thousand, net of tax, as a distribution of equity from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

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

	2023	2022	2021
Deferred shipping revenues	$4,394	$4,172	$4,865

Capitalized voyage expenses

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was:

	2023	2022	2021
Capitalized voyage expenses	$2,549	$2,799	$1,395

During the twelve months of 2023, $2,799 thousand was amortized related to voyages in progress as of December 31, 2022, and $2,264 thousand was amortized related to the voyages in progress as of December 31, 2023. No impairment losses were recognized in the period.  During the twelve months of 2022, $1,395 thousand was amortized related to voyages in progress as of December 31, 2021, and $1,945 thousand was amortized related to the voyages in progress as of December 31, 2022. No impairment losses were recognized in the period. During the twelve months of 2021, $1,039 thousand was amortized related to voyages in progress as of December 31, 2020, and $1,661 thousand was amortized related to the voyages in progress as of December 31, 2021. No impairment losses were recognized in the period.

Concentration of risk

As of December 31, 2023, five of the Company’s 24 vessels were chartered to three different counterparties and 19 vessels were operated in the spot market.

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

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2023	2022	2021
Profit/(loss) for the period used for calculation of EPS - basic	$161,353	$61,520	$(11,521)
Profit/(loss) for the period used for calculation of EPS - dilutive	$161,353	$61,520	$(11,521)

Basic earnings per share:
Weighted average shares outstanding - basic	162,178,499	164,692,954	169,089,325

Diluted earnings per share:
Weighted average shares outstanding - basic	162,178,499	164,692,954	169,089,325
Dilutive equity awards [1]	178,236	157,137	-
Weighted average shares outstanding - dilutive	162,356,735	164,850,091	169,089,325

[1]	In 2023, 2022 and 2021, equity awards of nil, nil and 77,546, respectively, were excluded from the calculation of the dilutive weighted average shares outstanding due to being antidilutive.

Note 6 – Vessels, subsidiaries and other property, plant and equipment

The vessels are owned by companies incorporated in the Marshall Islands or the Cayman Islands. The Company directly owns 100% of the vessel subsidiaries. The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. In addition, the Company has a vessel-chartering subsidiary and three subsidiaries, DHT Management S.A.M. (Monaco), DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., that perform management services for DHT and its subsidiaries. In addition, the Company directly owns 53% of Goodwood providing technical management services. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Appaloosa Inc	DHT Appaloosa	318,918	Hong Kong	2018
DHT Mustang Inc	DHT Mustang	317,975	Hong Kong	2018
DHT Bronco Inc	DHT Bronco	317,975	Hong Kong	2018
DHT Colt Inc	DHT Colt	319,713	Hong Kong	2018
DHT Stallion Inc	DHT Stallion	319,713	Hong Kong	2018
DHT Tiger Limited	DHT Tiger	299,629	Hong Kong	2017
DHT Harrier Inc	DHT Harrier	299,985	Hong Kong	2016
DHT Puma Limited	DHT Puma	299,629	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,629	Hong Kong	2016
DHT Osprey Inc	DHT Osprey	299,999	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,629	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,629	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,629	Hong Kong	2015
Samco Iota Ltd	DHT Taiga	318,130	Hong Kong	2012
DHT Opal Inc	DHT Opal	320,105	Hong Kong	2012
Samco Theta Ltd	DHT Sundarbans	318,123	Hong Kong	2012
Samco Kappa Ltd	DHT Redwood	318,130	Hong Kong	2011
Samco Eta Ltd	DHT Amazon	318,130	Hong Kong	2011
DHT Peony Inc	DHT Peony	320,013	Hong Kong	2011
DHT Lotus Inc	DHT Lotus	320,142	Hong Kong	2011
Samco Epsilon Ltd	DHT China	317,794	Hong Kong	2007
Samco Delta Ltd	DHT Europe	317,713	Hong Kong	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006

Vessels

(Dollars in thousands)	Vessels	Drydock	EGCS[1]	Total
Cost
As of January 1, 2023	$1,834,769	$46,617	$51,871	$1,933,258
Additions	94,743	-	-	94,743
Transferred from vessel upgrades	-	11,159	22,758	33,917
Disposals	-	(9,040)	-	(9,040)
As of December 31, 2023	$1,929,513	$48,736	$74,630	$2,052,878

Accumulated depreciation and impairment
As of January 1, 2023	$(602,390)	$(20,792)	$(48,079)	$(671,260)
Charge for the period	(87,688)	(10,784)	(8,477)	(106,948)
Disposals	-	9,040	-	9,040
As of December 31, 2023	$(690,077)	$(22,535)	$(56,556)	$(769,168)

Net book value
As of December 31, 2023	$1,239,435	$26,201	$18,074	$1,283,710

Cost
As of January 1, 2022[2]	$1,979,237	$54,368	$59,311	$2,092,917
Additions	96	(12)	3	86
Transferred from vessel upgrades	1,467	7,223	-	8,690
Disposals	(146,031)	(14,961)	(7,443)	(168,435)
As of December 31, 2022	$1,834,769	$46,617	$51,871	$1,933,258

Accumulated depreciation and impairment
As of January 1, 2022[2]	$(573,817)	$(17,766)	$(33,488)	$(625,071)
Charge for the period	(89,615)	(11,412)	(20,710)	(121,738)
Disposals	61,042	8,387	6,119	75,549
As of December 31, 2022	$(602,390)	$(20,792)	$(48,079)	$(671,260)

Net book value
As of December 31, 2022	$1,232,380	$25,826	$3,793	$1,261,998

Advances for vessel upgrades
As of January 1, 2023	$-	$2,807	$1,776	$4,583
Additions	-	8,362	20,983	29,345
Transferred to vessels	-	(11,159)	(22,758)	(33,917)
As of December 31, 2023	$-	$10	$-	$10

As of January 1, 2022	$232	$140	$-	$372
Additions	1,235	9,890	1,776	12,900
Transferred to vessels	(1,467)	(7,223)	-	(8,690)
As of December 31, 2022	$-	$2,807	$1,776	$4,583

[1]	Exhaust Gas Cleaning Systems (“EGCS”).
[2]
Correction of $72,687 thousand to reflect accurate historic cost and accumulated depreciation for remaining vessels. This correction of historical amounts has no impact on impairment, depreciation, net book value or any other income statements, cash flows or statements of financial position amounts in any of the periods presented.

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

Recycling policy

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

For the years ending December 31, 2023, 2022 and 2021, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment or reversal of prior impairment.

Pledged assets

As of December 31, 2023, all of the Company’s 24 vessels were pledged as collateral under the Company’s secured credit facilities.

Other property, plant and equipment

The Company’s other property, plant and equipment line item in the consolidated statement of financial position mainly consists of right-of-use (“ROU”) assets, fixtures, furniture and computer equipment. The ROU assets relate to the Company’s leased office space in Monaco, Norway, Singapore and India where the Company is a lessee.

(Dollars in thousands)	2023	2022
Right-of-use assets	$5,693	$3,626
Other property, plant and equipment	956	1,323
Total other property, plant and equipment	$6,649	$4,949

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2023	2022
Accounts payable	$9,203	$14,580
Accrued interest	2,036	643
Accrued voyage expenses	4,829	8,019
Accrued employee compensation	3,306	2,391
Other[1]	1,120	3,764
Total accounts payable and accrued expenses	$20,493	$29,398

[1]	In 2022, other includes accrued operating expenses and accrued capital expenditures. In 2023, there were no accrued operating expenses and accrued capital expenditures.

Note 8 – Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2023	2022
Cash and cash equivalents [1,3]	$74,738	$125,948
Accounts receivable and accrued revenues [1]	75,848	59,465
Derivative financial assets, current [2]	-	3,759
Total financial assets	$150,586	$189,172

Financial liabilities
Accounts payables and accrued expenses [1]	$20,493	$29,398
Current portion long term debt [1]	30,300	29,626
Long term debt [1]	398,425	367,069
Total financial liabilities	$449,219	$426,094

[1]	Amounts carried at amortized cost.
[2]	Amounts carried at fair value through profit or loss.
[3]	Cash and cash equivalents include $370 thousand in restricted cash in 2023 and $316 thousand in restricted cash in 2022, including employee withholding tax.

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

Measurement of fair value

In the statement of financial position, only derivatives were classified within a fair value measurement category and recognized at fair value. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivatives – interest rate swaps

		Notional amount		Fair value - Financial asset
(Dollars in thousands)	Expires	2023	2022	2023	2022
Swap pays 2.987%, receive floating	Apr. 20, 2023	$-	$37,200	$-	$202
Swap pays 3.012%, receive floating	Apr. 20, 2023	-	37,200	-	200
Swap pays 3.019%, receive floating	Sept. 29, 2023	-	25,609	-	365
Swap pays 3.019%, receive floating	Sept. 29, 2023	-	24,695	-	351
Swap pays 2.8665%, receive floating	Sep. 29, 2023	-	41,120	-	629
Swap pays 2.8785%, receive floating	Jun. 30, 2023	-	35,539	-	357
Swap pays 2.885%, receive floating	Sept. 29, 2023	-	40,478	-	623
Swap pays 2.897%, receive floating	Sept. 30, 2023	-	35,717	-	544
Swap pays 3.020%, receive floating	Sept. 29, 2023	-	34,033	-	488
Total carrying amount		$-	$311,590	$-	$3,759

Interest-bearing debt

			Remaining	Carrying amount
(Dollars in thousands)	Interest	Maturity	notional	2023	2022
Credit Agricole Credit Facility	SOFR + 2.05%	2028	$35,000	$34,097	$36,381
Danish Ship Finance Credit Facility	SOFR + CAS[1] + 2.00%	2025	29,120	28,982	31,342
Nordea Credit Facility	SOFR + CAS[2] + 1.90%	2027	93,521	90,594	113,043
ING Credit Facility	SOFR + 1.90%	2029	235,150	231,258	-
ING Credit Facility	SOFR + 1.80%	2029	44,250	43,794	-
ABN AMRO Credit Facility[3]			-	-	215,929
Total carrying amount			$437,041	$428,726	$396,696

[1]	Credit Adjustment Spread (CAS) of 0.48%.
[2]	Credit Adjustment Spread (CAS) of 0.26%.
[3]	Outstanding under the ABN AMRO Credit Facility as of December 31, 2022, refinanced through the ING Credit Facility in January 2023. See Note 9 for further details.

The difference between the remaining notional and carrying amount for each of the credit facilities is the capitalized borrowing cost, of which $4.3 million was capitalized in 2023.

As of December 31, 2023, $141.9 million was undrawn under the Nordea Credit Facility and $51.1 million was undrawn under the ING Credit Facility.

Interest on all our credit facilities is payable quarterly in arrears, except the Danish Ship Finance Credit Facility which has interest payable semi-annually in arrears. The credit facilities are principally secured by the first-priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledge of shares in the borrower, insurance and the borrowers’ rights under charters for the vessels, if any, as well as a pledge of the borrowers’ bank account balances.

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

			Non-cash changes

	As of January 1, 2023	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2023
Bank loans [3]	$396,696	$29,731	$2,972	$(673)	$428,726
Office leases [4]	3,938	(1,424)	-	3,334	5,849
Total [5]	$400,634	$28,307	$2,972	$2,661	$434,574

			Non-cash changes

	As of January 1, 2022	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2022
Bank loans [3]	$522,299	$(127,816)	$2,902	$(688)	$396,696
Office leases [4]	3,285	(1,090)	-	1,743	3,938
Total [5]	$525,584	$(128,906)	$2,902	$1,054	$400,634

[1]	The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows.
[2]
Other changes related to bank loans for the years 2023 and 2022 represent gains on modification of debt which includes previously capitalized fees. Other changes related to office leases for 2023 represent lease modification and foreign exchange effects during the year related to IFRS 16 Leases. Other changes related to office leases for 2022 represent lease liabilities assumed through the business combination (for more details see Note 16), lease modification, and foreign exchange effects during the year related to IFRS 16.

[3]
As of December 31, 2023, bank loans consist of current portion long-term debt of $30,300 thousand and long-term debt of $398,425 thousand. As of December 31, 2022, bank loans consist of current portion long-term debt of $29,626 thousand and long-term debt of $367,069 thousand.

[4]
As of December 31, 2023, office leases consist of $1,418 thousand of current liabilities and $4,431 thousand of non-current liabilities. As of December 31, 2022, office leases consist of $1,178 thousand of current liabilities and $2,760 thousand of non-current liabilities. The remaining balance of non-current liabilities consists of pensions, deferred tax liability, and restoration cost related to office rental.

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

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk are debt, bank deposits and derivative financial instruments.

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

2023: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2023 would decrease/increase by $2,185 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2022: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2022 would decrease/increase by $457 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2021: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	loss for the year ended December 31, 2021 would decrease/increase by $981 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2023, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties. As of December 31, 2023, five of the Company’s 24 vessels are chartered to three different counterparties and 19 vessels are operated in the spot market.

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

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of its cash in different financial institutions. The Company holds the majority of its cash in Nordea, DNB, OCBC, Credit Agricole, CFM Indosuez, ABN AMRO, Citibank and United Overseas Bank.

As of December 31, 2023, five customers represented $13,757 thousand, $11,963 thousand, $7,311 thousand, $6,235 thousand and $6,023 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2023	2022
Cash and cash equivalents	$74,738	$125,948
Accounts receivable and accrued revenues	75,848	59,465
Maximum credit exposure	$150,586	$185,412

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. The SOFR interest spot rate at December 31, 2023 (and spot rate at December 31, 2022 for comparatives) is used as a basis for preparation.

As of December 31, 2023
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$65,665	$346,283	$143,919	$555,867
Total	$65,665	$346,283	$143,919	$555,867

As of December 31, 2022
		2 to 5	More than
(Dollars in thousands)	1 year	years	5 years	Total
Interest bearing loans	$59,707	$384,591	$26,464	$470,761
Interest rate swaps	(3,300)	-	-	(3,300)
Total	$56,407	$384,591	$26,464	$467,462

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

Credit Agricole Credit Facility

In November 2022, the Company entered into an amended and restated agreement between Credit Agricole, as lender, DHT Tiger Limited, as borrower, and DHT Holdings, Inc., as guarantor (the “Credit Agricole Credit Facility”) for a $37.5 million credit facility to refinance the outstanding amount under a credit agreement with Credit Agricole that financed DHT Tiger. Borrowings bear interest at a rate equal to SOFR + 2.05%, including the historical CAS, and is repayable in 24 quarterly installments of $0.6 million from March 2023 to December 2028 and a final payment of $22.5 million in December 2028.

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

Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility in the amount of $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a wholly owned special purpose vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S.  The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bore interest at a rate equal to LIBOR + 2.00%. In October 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The Danish Ship Finance Credit Facility bears interest at a rate equal to SOFR plus CAS plus a margin of 2.00%, and is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million at final maturity.

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

In June 2021, the Company drew down $233.8 million under the Nordea Credit Facility and repaid the total outstanding under the Old Nordea Credit Facility, amounting to $175.9 million. Borrowings bore interest at a rate equal to LIBOR + 1.90%. In June 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The Nordea Credit Facility bears interest at a rate equal to SOFR plus CAS plus a margin of 1.90% and has final maturity in January 2027.

In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled the RCF tranche of $2.4 million. In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed. In December 2022, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2023. In December 2023, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2024.The outstanding amount is repayable in quarterly installments of $5.9 million from March 2025, with a final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250.0 million.

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

ABN AMRO Credit Facility

In April 2018, the Company entered into a $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two special purpose wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “ABN AMRO Credit Facility”), for the financing of 11 VLCCs and two newbuildings. Borrowings bore interest at a rate equal to LIBOR + 2.40%.

In January 2023, the Company refinanced the outstanding amount of $306.8 million under the ABN AMRO Credit Facility, including the $90.1 million undrawn under the revolving credit facility, through the ING Credit Facility as described below.

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100.0 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “ING Credit Facility”). The ING Credit Facility refinanced the outstanding amount under the ABN AMRO Credit Facility, as described above. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90%, including the historical CAS of 26 basis points, and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. Further, the Company entered into a $45 million senior secured credit facility under the incremental facility with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, a wholly owned special-purpose vessel-owning subsidiary of the Company as borrower and DHT Holdings, Inc. as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

The ING Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Note 10 – Stockholders’ equity and dividend payment

Stockholders’ equity

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2021	166,126,770
Restricted stock issued	852,948
Retirement of treasury shares	(4,326,379)
Issued at December 31, 2022	162,653,339
Restricted stock issued	556,130
Retirement of treasury shares	(2,209,927)
Issued at December 31, 2023	160,999,542
Par value	$0.01	$0.01
Number of shares authorized for issue at December 31, 2023	250,000,000

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Stock repurchases

In 2023, the Company purchased 2,209,927 of its own shares in the open market for an aggregate consideration of $18.8 million, at an average price of $8.49 per share. All shares were retired upon receipt. In 2022, the Company purchased 4,326,379 of its own shares in the open market for an aggregate consideration of $24.8 million, at an average price of $5.71 per share. All shares were retired upon receipt. In 2021, the Company purchased 5,513,254 of its own shares in the open market for an aggregate consideration of $32.2 million, at an average price of $5.82 per share. All shares were retired upon receipt.

Dividend payments

Dividend payments as of December 31, 2023:		Per share
Payment date:	Total payment	Common
February 24, 2023	$61.9 million	$0.38
May 25, 2023	$37.5 million	$0.23
August 30, 2023	$56.7 million	$0.35
November 28, 2023	$30.6 million	$0.19
Total payments as of December 31, 2023	$186.7 million	$1.15

Dividend payments as of December 31, 2022:		Per share
Payment date:	Total payment	Common
February 24, 2022	$3.3 million	$0.02
May 26, 2022	$3.3 million	$0.02
August 30, 2022	$6.5 million	$0.04
November 29, 2022	$6.5 million	$0.04
Total payments as of December 31, 2022	$19.7 million	$0.12

Dividend payments as of December 31, 2021:		Per share
Payment date:	Total payment	Common
February 25, 2021	$8.6 million	$0.05
May 26, 2021	$6.8 million	$0.04
August 26, 2021	$3.3 million	$0.02
November 23, 2021	$3.3 million	$0.02
Total payments as of December 31, 2021	$22.1 million	$0.13

Refer to Note 18 for the dividend paid after the reporting date.

Note 11 – Operating expenses

Voyage expenses

(Dollars in thousands)	2023	2022	2021
Bunkers	$133,332	$154,182	$72,925
Other voyage related expenses	32,335	31,320	19,480
Total voyage expenses	$165,667	$185,502	$92,405

Voyage expenses relate to bunkers consumption and other voyage related expenses, such as broker commissions and port costs. Voyage expenses for time charter contracts are paid by the charterer, whereas voyage expenses for vessels operating in the spot market are paid by the Company. In 2023, the Company had a reduction in voyage expenses compared to 2022, and the decrease was mainly due to lower bunker prices in 2023. In 2022, the Company had more vessels operating in the spot market than in 2021, thereby driving an increase in voyage expenses.

Vessel operating expenses

(Dollars in thousands)	2023	2022	2021
Operating expenses	$68,554	$67,846	$71,609
Insurance	6,875	5,963	6,198
Total vessel operating expenses	$75,429	$73,809	$77,807

Vessel operating expenses relate to crewing, maintenance, stores and spares and other technical costs to operate our vessels.

General and administrative expenses

(Dollars in thousands)	2023	2022	2021
Total compensation to employees and Directors	$11,652	$11,763	$11,890
Office and administrative expenses	3,940	3,818	3,351
Audit, legal and consultancy	1,856	1,308	1,325
Total general and administrative expenses	$17,448	$16,889	$16,565

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

The 2022 Plan may allow for different criteria for new grants.

Stock compensation series

	Number of	Vesting	Fair value
	shares/ options	Period	at grant date
Granted January 2020, restricted shares	460,000	3 years	$8.22
Granted January 2020, restricted shares	150,000	1 year	8.22
Granted January 2020, restricted shares	200,000	1 year	3.56
Granted January 2021, restricted shares	579,100	3 years	5.52
Granted January 2021, restricted shares	175,000	1 year	5.52
Granted January 2021, restricted shares	119,900	3 years	3.22
Granted January 2022, restricted shares	175,000	1 year	5.38
Granted January 2022, restricted shares	573,359	3 years	5.30
Granted January 2022, restricted shares	124,594	3 years	4.29
Granted January 2023, restricted shares	251,250	3 years	8.25
Granted January 2023, restricted shares	48,750	3 years	6.72
Granted January 2023, restricted shares	135,000	1 year	$8.25

The following reconciles the number of outstanding restricted common stock:

Restricted common stock
Outstanding at December 31, 2020	819,998
Granted	874,000
Exercised [1]	733,133
Forfeited	-
Outstanding at December 31, 2021	960,865

Outstanding at December 31, 2021	960,865
Granted	872,953
Exercised [1]	800,723
Forfeited	199,400
Outstanding at December 31, 2022	833,695

Outstanding at December 31, 2022	833,695
Granted	435,000
Exercised [1]	503,688
Forfeited	57,431
Outstanding at December 31, 2023	707,576

1    Does not include shares in lieu of dividends

Stock compensation expenses

(Dollars in thousands)	2023	2022	2021
Expense recognized from stock compensation	$3,313	$4,211	$4,371

The fair value on the vesting date for shares that vested in 2023 was $8.25 for 24,163 shares, $8.22 for 123,444 shares, $5.52 for 107,733 shares, $5.38 for 198,745 shares and $5.30 for 102,045 shares. The fair value on the vesting date for shares that vested in 2022 was $8.22 for 122,057 shares, $5.52 for 388,412 shares, $5.30 for 175,048 shares and $4.25 for 167,431 shares. The fair value on the vesting date for shares that vested in 2021 was $8.22 for 435,960 shares, $4.25 for 163,764 shares, $5.52 for 120,986 shares and $3.22 for 120,986 shares. All share-based compensation is equity-settled and no payments were made for the vested shares. The average contractual life for the outstanding stock compensation series was 1.08 years as of December 31, 2023.

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

In January 2023, a total of 300,000 shares of restricted stock were awarded to management for the year 2022. Of these shares 67,500 shares vested in January 2024, 67,500 shares will vest in January 2025 and 67,500 shares will vest in January 2026, subject to continued employment or office, as applicable, and 32,500 shares are forfeited, The fair value at grant date was equal to the share price at grant date. The remaining 65,000 shares will vest subject to certain market conditions prior to December 2025, and the calculated fair value was $8.25 per share for 32,500 shares and $6.72 per share for 32,500 shares. In January 2022, a total of 697,953 shares of restricted stock were awarded to management for the year 2021. Of these shares, 174,394 shares vested in March 2022, 99,788 shares vested in January 2023, 99,788 shares vested in January 2024, 99,789 shares will vest in January 2025, subject to continued employment or office, as applicable, and 199,263 shares are forfeited. The fair value at grant date was equal to the share price at grant date. The remaining 24,931 shares will vest subject to certain market conditions prior to December 2024 and the calculated fair value was $4.29 per share.

In January 2023, a total of 135,000 shares of restricted stock were awarded to the board of directors for the year 2022. The fair value at grant date was equal to the share price at grant date, and 22,500 shares vested in June 2023, while the rest of the shares will vest in June 2024. In January 2022, a total of 175,000 shares of restricted stock were awarded to the board of directors in for the year 2021. The fair value at grant date was equal to the share price at grant date and the shares vested in June 2023.

Compensation of Directors and Executives

Remuneration of Directors and Executives as a group:

(Dollars in thousands)	2023	2022	2021
Cash compensation	$2,425	$2,648	$5,050
Pension cost	125	165	219
Share compensation [1]	2,504	3,316	3,508
Total remuneration	$5,054	$6,129	$8,776

1     Share compensation reflects the expense recognized.

Shares held by Directors and Executives

	2023	2022	2021
Executives and Directors as a group [1]	2,143,973	1,908,331	2,958,894

1    Includes 498,818 (2022: 595,832, 2021: 725,665) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the President & Chief Executive Officer may be entitled to an amount equal to 18 months’ base salary and the Chief Financial Officer may be entitled to an amount equal to 12 months’ base salary. In certain circumstances, any unvested equity awards may become fully vested.

Prepaid expenses

(Dollars in thousands)	2023	2022
Prepaid voyage expenses	$4,006	$5,678
Prepaid vessel operating expenses	6,676	2,216
Other	2,875	2,655
Total prepaid expenses	$13,557	$10,550

Note 12 – Bunker inventory

Bunker inventory consists of remaining bunkers for our spot vessels at the end of the year. The balance was $33,806 thousand as of December 31, 2023 compared to $33,069 thousand as of December 31, 2022.

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

For the first five months of 2022, DHT Holdings, Inc. had a 50% ownership in Goodwood, which was treated as an investment in associate. During that period, total technical management fees paid were $1,485 thousand. In May 2022, the parent company acquired an additional 3% equity interest in Goodwood through a step acquisition, resulting in a total ownership of 53%. Refer to Note 16 for more information regarding business combination. In 2021, total technical management fees paid to Goodwood were $3,459 thousand.

Further, DHT has guarantees for certain of its subsidiaries. This mainly relates to the Company’s secured credit facilities, all of which are entered into by special-purpose wholly owned vessel-owning subsidiaries as borrowers and guaranteed by DHT Holdings, Inc.

Note 14 – Pensions

The Company is required to have an occupational pension scheme in accordance with Norwegian law on required occupational pensions (“lov om obligatorisk tjenestepensjon”) for the employees in DHT Management AS. The pension scheme satisfies the requirements of this law and comprises a defined benefit scheme. At the end of the year, there were 14 participants in the benefit plan.

Defined benefit pension

DHT Management AS established a defined benefit plan for qualifying employees in 2010. Under the plan, the employees, from age 67, are entitled to 70% of their base salary at retirement date. Parts of the pension are covered by payments from the National Insurance Scheme in Norway. The defined benefit plan is insured through an insurance company.

Liability for defined benefit pension

DHT Management AS makes contributions to the defined benefit plan and as of December 31, 2023, the net liability recorded was $900 thousand, compared to $695 thousand as of December 31, 2022, and $662 thousand as of December 31, 2021.

DHT Management AS expects to contribute $295 thousand to its defined benefit pension plan in 2024. Contribution to the defined benefit pension plan for the years 2023, 2022 and 2021 was $661 thousand, $333 thousand and $368 thousand, respectively.

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

Specification of income tax

(Dollars in thousands)	2023	2022	2021
Income tax payable	$532	$592	$378
Tax expenses related to previous year	47	(4)	(27)
Change in deferred tax	70	(1)	9
Total income tax expense	$649	$587	$360

Specification of temporary differences and deferred tax

	December 31,	December 31,	December 31,
(Dollars in thousands)	2023	2022	2021
Property, plant and equipment	$294	$468	$(11)
Pensions	(900)	(695)	(662)
Total basis for deferred tax	$(606)	$(227)	$(674)
Deferred tax liability(asset), net [1]	$(176)	$(113)	$(152)
Deferred tax (asset), gross [2]	(212)	(168)	(166)
Deferred tax liability, gross [2]	36	55	14

[1]	Due to materiality, recognized in prepaid expenses and not on a separate line in the statements of financial position.
[2]
Deferred tax liability related to one of the indirect subsidiaries in Singapore cannot be off-set with the deferred tax assets related to the subsidiary in Norway or one of the direct subsidiaries in Singapore.

Reconciliation of income tax expense

(Dollars in thousands)	2023	2022	2021
Profit/(loss) before income tax	$162,046	$62,567	$(11,147)
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	649	587	360
Total income tax expense	$649	$587	$360

Note 16 – Investment in associate company and business combination

Investment in associate

During the first five months of 2022, the parent company owned 50% of Goodwood, whose principal activity is ship management and place of incorporation and business is Singapore. The ownership interest was treated as an investment in associate under the equity method. Subsequently, DHT acquired an additional 3% equity interest in Goodwood, resulting in a total ownership of 53%, which was treated as a subsidiary and consolidated in the Company’s financial statements as of May 31, 2022. As of December 31, 2021, DHT owned 50% of Goodwood, which was treated as an associate under the equity method.

(Dollars in thousands)	2023	2022
Investment in associate company	$-	$-

The following summarizes the share of profit of the associate that is accounted for using the equity method:

(Dollars in thousands)
Company’s share of	2023	2022	2021
Profit after taxation	$-	$1,327	$1,278
Other comprehensive income for the year, net of tax	$-	$(66)	$(74)
Total comprehensive income for the year	$-	$1,261	$1,204

Business combination

In May 2022, the parent company, acquired an additional 3% equity interest in Goodwood, a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $394 thousand in cash. A change in Goodwood’s partnership structure allowed DHT to increase its shareholding under the existing partnership agreement. As of December 31, 2022, Goodwood managed 22 of the Company’s vessels.

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2023, 2022 and 2021. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the vessel-owning subsidiaries.

Condensed Statement of Financial Position

	December 31,	December 31,
(Dollars in thousands)	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$8,912	$29,601
Accounts receivable and prepaid expenses	644	749
Amounts due from related parties	49,368	89,980
Total current assets	$58,924	$120,330

Investments in subsidiaries	$722,671	$375,683
Loan to subsidiaries	-	377,131
Total non-current assets	$722,671	$752,814

Total assets	$781,595	$873,144

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,059	$201
Total current liabilities	$1,059	$201

Stockholders’ equity
Stock	$1,610	$1,627
Paid-in additional capital	1,180,315	1,196,239
Accumulated deficit	(401,389)	(324,923)
Total stockholders’ equity	$780,536	$872,943

Total liabilities and stockholders’ equity	$781,595	$873,144

Condensed Income Statement

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2023	2022	2021

Revenues	$-	$-	$980
Impairment charge	(699)	(1,234)	(35,149)
Dividend income	119,514	77,820	70,746
General and administrative expense	(17,651)	(17,704)	(17,742)
Operating income/(loss)	$101,164	$58,881	$18,835

Interest income	$9,114	$18,823	$17,233
Other financial (expense)/income	(72)	(141)	26
Profit/(loss) for the year	$110,206	$77,563	$36,095

Condensed Statement of Comprehensive Income

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2023	2022	2021
Profit/(loss) for the year	$110,206	$77,563	$36,095
Total comprehensive income/(loss) for the period	$110,206	$77,563	$36,095
Attributable to the owners	$110,206	$77,563	$36,095

In the condensed financial statements of the parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

Condensed Statement of Cash Flow

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2023	2022	2021

Cash flows from operating activities
Profit/(loss) for the year	$110,206	$77,563	$36,095
Items included in net income not affecting cash flows:
Impairment charge	699	1,234	35,149
Compensation related to options and restricted stock	2,168	3,013	3,203
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	105	(675)	1,604
Accounts payable and accrued expenses	858	(246)	277
Amounts due to related parties	10,574	(69,740)	(6,834)
Net cash provided by/(used in) operating activities	$124,611	$11,150	$69,494

Cash flows from investing activities
Investments in subsidiaries	$-	$(395)	$-
Loan to subsidiaries	$60,180	$47,744	$(5,004)
Net cash provided by/(used in) investing activities	$60,180	$47,349	$(5,004)

Cash flows from financing activities
Cash dividends paid	$(186,672)	$(19,679)	$(22,083)
Purchase of treasury shares	(18,808)	(24,758)	(32,178)
Net cash used in financing activities	$(205,480)	$(44,436)	$(54,261)

Net increase/(decrease) in cash and cash equivalents	$(20,689)	$14,062	$10,229
Cash and cash equivalents at beginning of period	29,601	15,539	5,310
Cash and cash equivalents at end of period	$8,912	$29,601	$15,539

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

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(loss) reconciliation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2023	2022	2021

Profit/(loss) of the parent company only under cost method of accounting	$110,206	$77,563	$36,095
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	50,716	(16,107)	(47,776)
Profit/(loss) of the parent company only under equity method of accounting	$160,922	$61,456	$(11,681)

Equity reconciliation

	December 31,	December 31,	December 31,
(Dollars in thousands)	2023	2022	2021

Equity of the parent company only under cost method of accounting	$780,536	$872,943	$836,097
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	345,217	294,501	310,608
Equity of the parent company only under equity method of accounting	$1,125,753	$1,167,444	$1,146,706

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2023, the parent company recorded dividend income from its subsidiaries of $117,171 thousand. During the year ended December 31, 2022, the parent company recorded dividend income from its subsidiaries of $72,700 thousand. During the year ended December 31, 2021, the parent company recorded dividend income from its subsidiaries of $69,500 thousand.

During the year ended December 31, 2023, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 18 – Events after the reporting date

In January 2024, for the year 2023, a total of 300,000 shares of restricted stock were awarded to management pursuant to the 2022 Plan, of which 67,500 shares will vest in January 2025, 67,500 shares will vest in January 2026, 48,750 shares will vest prior to December 2026 and 67,500 shares will vest in January 2027. The remaining 48,750 shares will vest subject to certain market conditions prior to December 2026. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was $10.94 for 251,250 shares and $8.04 per share for 48,750 shares. In January 2024, a total of 125,000 shares of restricted stock were awarded to the board of directors pursuant to the 2022 Plan. The estimated fair value at grant date was $10.94 and the shares will vest in June 2025.

On February 6, 2024, DHT announced that it would pay a dividend of $0.22 per common share on February 28, 2024, to shareholders of record as of February 21, 2024. This resulted in a total dividend payment of $35.5 million.

In February 2024, the Company announced that it has contracted to build four new VLCCs, two at Hyundai Heavy Industries and two at Hanwha Ocean in South Korea, for delivery in 2026.

The financial statements were approved by the board of directors on March 13, 2024, and authorized for issue.