Form 20-F
period 2024-12-31
DHT Holdings, Inc.
filed 2025-03-20
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

159,983,104 shares of common stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

i

INTRODUCTION AND USE OF CERTAIN TERMS

Explanatory Note

Unless we specify otherwise, all references in this report to “we,” “our,” “us,” “Company” and “DHT” refer to DHT Holdings, Inc. and its subsidiaries and all references to DHT Holdings, Inc. “common stock” are to our common registered shares. All references in this report to “DHT Maritime” refer to DHT Maritime, Inc., which was a wholly owned subsidiary of DHT Holdings until being dissolved in November 2018. Our functional currency is the U.S. dollar. Most of our revenues and operating costs are in U.S. dollars. All references in this report to “$” and “dollars” refer to U.S. dollars.

Presentation of Financial Information

DHT Holdings, Inc. prepares its consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS® Accounting Standards” as issued by the International Accounting Standards Board, or “IASB.”

Certain Industry Terms

The following are definitions of certain terms that are commonly used in the tanker industry and in this report:

Term	Definition

annual survey	The inspection of a vessel pursuant to international conventions by a classification society surveyor, on behalf of the flag state, which takes place every year.

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

classification society
An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of society vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

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

In connection with IMO 2020, refiners began to produce fuels with very low Sulphur content for the industry, with varying processes and specifications.

Before the 2020 limit entered into force, most ships were using heavy fuel oil. Now, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the 2020 limit or continue to use heavy fuel oil in combination with an exhaust gas cleaning system.

Known as “IMO 2020”, the rule limits the Sulphur in the fuel oil used on board ships operating outside designated emission control areas to 0.50% m/m (mass by mass) - a significant reduction from the previous limit of 3.5%. Limits within specific designated emission control areas were already stricter (0.10%) and remained unchanged.

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

time charterer	The company that hires a vessel pursuant to a time charter.

vessel operating expenses	The costs of operating a vessel incurred during a charter, primarily consisting of crew wages, associated costs and insurance.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. This report contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us, in particular under the headings “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” When used in this report, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “could,” “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this report in greater detail under the subheadings “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to, the following:

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	expectations about the availability of vessels to purchase, or the time which it may take to construct new vessels or vessels’ useful lives;

•	the availability of insurance on commercially reasonable terms;

•	our ability to comply with operating and financial covenants and to repay our debt under the secured credit facilities;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels;

•	our ability to purchase emissions allowances and settle carbon taxes in relation to our transportation services, such as the EU ETS and FuelEU Maritime;

•	fluctuations in currencies and interest rates;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

•
the availability of existing vessels to acquire or newbuilds to purchase, or the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and seafarers, the length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	competitive pressures within the tanker industry;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	the risk of incidents related to vessel operation, including discharge of pollutants;

•	unanticipated changes in laws and regulations, including those in response to the increased focus on sustainability and other environmental, social and governance matters in recent years;

•	delays and cost overruns in construction projects;

•	any malfunction or disruption of information technology (“IT”) systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	potential liability from future litigation;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

•	our business strategy and other plans and objectives for future operations;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and

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

There is considerable instability in the world economy that could negatively impact the economic environment and our business. The current geopolitical and macroeconomic environment is characterized by, among other factors, inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates in response, though inflation has come down from the high level seen in 2022 and 2023. Inflation and continued high interest rates may raise the cost of capital, increase our operating costs and generally reduce economic growth, disrupting global trade, oil demand and shipping. Concerns over inflation, high interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit, have contributed to increased volatility and diminished expectations for the economy and the markets going forward. Further, these factors, combined with volatile oil prices and declining business and consumer confidence, have precipitated fears of a possible economic recession and a tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets. Furthermore, a renewal of the financial crisis that affected the banking system and the financial markets may adversely impact our business and financial condition in ways that we cannot predict. In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may not be able to re-charter or employ our vessels profitably which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2024, seven of our vessels are currently on time charters with five different charterers. At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, our business and financial position could be materially and adversely affected and the amounts that we have available, if any, to pay distributions to our stockholders may be reduced or eliminated.

We are dependent on performance by our charterers and any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2024, seven of our 24 vessels currently in operation are on time charters. We are dependent on the performance by the charterers of their obligations under the charters. The ability and willingness of our charterers to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the charterer and various expenses. Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

We may have difficulty managing growth which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

We may grow our fleet by acquiring additional vessels, fleets of vessels or companies owning vessels or by entering into joint ventures in the future. Such future growth will primarily depend on:

•
identifying and acquiring vessels, fleets of vessels or companies owning vessels, contracting to build new vessels or entering into joint ventures that meet our requirements, including, but not limited to, price, specification and technical condition;

•	consummating acquisitions of vessels, fleets of vessels or companies owning vessels, contracting to build new vessels or acquisitions of companies or joint ventures; and

•	obtaining required financing through equity or debt financing on acceptable terms.

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

To maintain our carrying capacity, we may enter into newbuilding agreements that subject us to certain risks, and the failure of our counterparties to meet their obligations thereunder could cause us to suffer losses or otherwise materially and adversely affect our operations, financial condition and cash flows.

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

Fluctuations in interest rates could materially and adversely affect our results of operation and financial condition.

We are exposed to market risk from changes in interest rates because borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates, particularly the Secured Overnight Finance Rate (“SOFR”). For example, between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%. Further, significant increases in SOFR could materially adversely affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. While we occasionally use interest rate swaps to partly reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—Market Risks and Financial Risk Management” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

A limited number of customers comprise the majority of our revenues. The loss of these customers could materially and adversely affect our business, financial condition, results of operations and cash flows and consolidation or alliances among these customers will reduce our bargaining power.

Five customers represent the majority of our revenue. The five customers together represented 50%, 61% and 61% of our revenue in 2022, 2023 and 2024, respectively. The number of companies which comprise our client base may shrink in the future, which could render us dependent on establishing relationships with new customers to generate a substantial portion of our revenues. The cessation of business with these companies or their failure to fulfill their obligations under the charters for our vessels could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. Industry consolidations and alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

Our financial and operating performance was previously adversely affected by COVID-19 and an occurrence of another similar epidemic and related governmental responses may have a material adverse effect on our results of operations and financial condition.

Our business may be adversely affected by an occurrence of an epidemic that may emerge and any related governmental response. The initial outbreak of COVID-19 resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. It introduced uncertainty into global economic activity and, as such, our operational and financial activities. Failure to control the spread of another epidemic could significantly impact economic activity, which could adversely affect our business, financial condition, and results of operations. The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of epidemics and pandemics or a recession or market correction resulting from the spread of another virus could have a material adverse effect on our future financial and operating performance.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels.

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer reasonably reflect the estimated earnings of the vessels due to changing trading patterns or other factors not controlled by us. If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends. As of December 31, 2024, we had one vessel on index-based charter for which the profit sharing element is calculated based on the indexes.

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

We are a holding company and have no significant assets other than cash and the equity of our subsidiaries. Our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. Our ability or the ability of our subsidiaries to make these distributions are subject to restrictions contained in our subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Cayman Islands, Marshall Islands, Monaco, Norway or Singapore law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends.

Economic substance laws of the Marshall Islands, the Cayman Islands and Bermuda may adversely impact our business, financial condition or results of operations.

The European Union Code of Conduct Group has assessed the tax policies of a range of countries, including the Marshall Islands, where we and 17 of our vessel-owning subsidiaries, in addition to four subsidiaries related to the newbuilding contracts as described in “Item 4. Information on the Company”, are incorporated, the Cayman Islands, where seven of our vessel-owning subsidiaries are incorporated, and Bermuda (together with the Marshall Islands and the Cayman Islands, collectively, “Economic Substance Jurisdictions”), where our principal executive offices are located.

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

The Economic Substance Laws generally require companies that are registered in the applicable Economic Substance Jurisdiction and carrying on one or more “relevant activities” to maintain a substantial economic presence in such Economic Substance Jurisdiction. The list of “relevant activities” includes, among other business activities, shipping business, headquarters business and holding company business. The Company intends to comply with relevant Economic Substance Laws; however, it is difficult to predict the outcome of any review by the authorities as to whether we have correctly interpreted the requirements. Failure to comply with relevant Economic Substance Laws in each Economic Substance Jurisdiction may subject us to certain monetary penalties and, solely with respect to the Marshall Islands ESR, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity. Accordingly, any implementation of, or changes to, any of the Economic Substance Laws that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

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

Additionally, as of the date of this report, 16 of our vessels operate in the spot market, which exposes us to the fluctuations in spot market rates. The spot market is highly competitive, and rates within this market are subject to volatile fluctuations. For example, in reaction to recent sanctions, the spot market experienced immediate and significant fluctuations, and we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results.

The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affects the need for tanker capacity;

•	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which could impact the need for tanker capacity;

•	developments in international trade, protectionism and market fragmentation;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	weather; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values, which may have a material adverse effect on our results of operations and financial condition.

If the carrying capacity of new ships delivered exceeds the capacity of tankers being removed from the fleet, total transportation capacity will increase. As of March 15, 2025, the newbuilding orderbook for VLCC vessels equaled 10.1% of the existing trading fleet. This number is historically low; however, we cannot assure you that the orderbook will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

Political decisions may affect our vessels’ trading patterns and could adversely affect our business and operation results.

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political risks. For example, the political disturbances in Egypt, Iran and the Middle East in general may potentially result in a blockage of the Strait of Hormuz or a closure of the Suez Canal. Furthermore, the recent seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. In March 2024, U.S. unions filed a petition calling for an investigation into Chinese shipping and shipbuilding and demanding a $1 million port fee for Chinese-built ships. In February 2025, the Office of the U.S. Trade Representative (“USTR”) proposed port fees targeting China’s maritime, logistics and shipbuilding sectors. The USTR requested written comments on the proposed action by March 24, 2025, when they will hold a public hearing. The proposed port fees are structured to impact so-called “operators of China”, ship operators with a fleet consisting of Chinese-built vessels, and operators with Chinese-built ships on order. Depending on the operator’s fleet composition, the fee could vary in size with inflection points for financial impact at 0%, 25% and 50% based on the ownership level of Chinese-built ships in the fleet. Further, an operator who has Chinese-built ships on order will also incur a port fee similar to the share of fleet calculation based on its share of the orderbook within the next 24 months. In sum, this could lead to added operating costs, which could adversely affect our results of operations, financial condition and cash flows. Additionally, the second Trump administration has imposed and may continue to impose additional tariffs on imports from Canada, Mexico and China and has announced plans to impose tariffs on imports from the European Union (the “EU”). Hostilities between Russia and Ukraine and between Israel and Hamas and related conflicts in the Middle East, in addition to the sanctions announced by the United States and several European countries against Russia and any forthcoming sanctions may also adversely impact our business, given Russia’s role as a major global exporter of crude oil. The United States has implemented the Russian Foreign Harmful Activities Sanctions program, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil, and on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks that may adversely affect our business.

Recent events in the Israel-Hamas conflict and related conflicts in the Middle East and the Red Sea Crisis have also created additional concerns for the stability of the supply of oil as the conflicts could broaden or escalate. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries. The geopolitical environment is evolving and continues to be uncertain as new developments arise, and any such changes may have direct or indirect impacts on us. Geopolitical risks are outside of our control and could potentially limit or disrupt our access to markets and operations and may have an adverse effect on our business.

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

In recent years, Asia has emerged as the most important region for demand of oil and oil transportation. However, if China’s growth in gross domestic product and in industrial production slows and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the global economy, and thus, may negatively impact shipping demand. For example, Chinese economic growth and oil demand have year-to-date not met projections. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business.

In addition, the structural issues facing the EU following the United Kingdom’s June 2016 referendum to withdraw from the EU (commonly referred to as “Brexit”) remain, and problems could resurface that could affect financial market conditions, and, possibly, our business, results of operations, financial condition and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the EU. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. The partial or full breakup of the EMU or EU would be unprecedented and its impact highly uncertain, including with respect to our business.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations, as well as natural resource damages. Violations of or liabilities incurred under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. For example, the OPA affects all vessel owners shipping oil to, from or within the U.S. The OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their borders, coasts and territorial seas. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability for entities found responsible for pollution. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters.

In addition, in connection with our compliance with the OPA, IMO regulations, EU directives or other existing laws and regulations or those that may be adopted in the future, we may incur significant additional costs in meeting new maintenance and inspection requirements, developing contingency arrangements for potential spills and obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements and climate change, can be expected to become more strict in the future and require us to incur significant capital expenditures for our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, in 2017, the U.S. and the IMO enacted ballast water discharge standards that required the installation of ballast water treatment systems in existing ships by September 8, 2024, which has increased compliance costs for us and other similarly regulated ocean carriers. In the past, the IMO and EU accelerated non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Although all of our tankers are double-hulled and have ballast water treatment systems installed, future environmentally-damaging accidents can be expected in the industry, and such accidents or other events could result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and therefore could have a material adverse effect on our business and financial results.

Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas (“GHG”) emission and other emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for implementation of new technologies. On November 1, 2022, carbon intensity measures came into force that require ships to calculate their Energy Efficiency Index (“EEXI”), which indicates a ship’s efficiency compared to a specified baseline, and their annual operational Carbon Intensity Indicator (“CII”) and CII rating. The EEXI could require us to implement technical steps, such as power limitations or installations of technical features, to improve the energy efficiency of our ships. The CII rating is on a scale from A to E, with E as the lowest score. If our ships rate D for three consecutive years or E for a single year, they must develop corrective action plans to achieve the required annual operational CII. Such plans may include capital expenditures and investments for our ships to stay in compliance. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new emissions reduction goals and guidance. Implementation of the framework may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector. In addition, although emissions of greenhouse gases from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement,” a new treaty may be adopted in the future that includes additional restrictions on shipping emissions beyond those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention.” Compliance with pending or future changes in laws and regulations relating to climate change and GHG emissions could increase the costs of operating and maintaining our ships and could require us to invest in new equipment to be installed onboard, acquire allowances or pay taxes related to our greenhouse gas emissions, as well as impact revenue generation and strategic growth opportunities.

Even in the absence of climate control legislation and regulations, our business and operations may be materially affected as a result of weather events and climate change. Moreover, companies across all industries, including shipping and transportation, are facing increasing scrutiny relating to sustainability and other environmental, social and governance policies, practices and performance. For example, long-term concerns over climate change have resulted in an increased focus on the environmental footprint of the energy and transportation sectors from regulators, shareholders, lending banks, customers, environmental groups and other stakeholders and could lead to a decrease in oil and gas demand or contribute to a negative perception of the oil and gas industry, which could impact our ability to attract investors, access financing and capital markets and attract and retain talent. This increasing scrutiny also could require us to implement additional relevant practices or standards or otherwise incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks, international hostilities and the emergence or continuation of a global public health threat could affect the demand for oil transportation, which could adversely affect our business.

Terrorist attacks, the outbreak of war, the existence of international hostilities, or the emergence or continuation of a global public health threat or pandemic crisis, such as COVID-19, could damage the global economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to employ our vessels. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by trade wars and changing economic, political and government conditions in or between the countries and regions in which our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by political instability, terrorist or other attacks, war or international hostilities.

The ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea, for example, may lead to further regional and international conflicts or armed action. Such conflicts have disrupted and may continue to disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, and the attacks on commercial ships in the Red Sea, it is possible that such tensions and others that may arise could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by the conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the attacks on commercial ships in the Red Sea which could adversely affect our operations. Additionally, other conflicts and public health threats may arise on a global or regional scale and affect the demand for oil transportation, which could adversely affect our business.

Acts of piracy on ocean-going vessels could adversely affect our business and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world, such as the Gulf of Aden off the coast of Somalia, the Arabian Sea, the Red Sea, the Gulf of Guinea in West Africa, and the South China Sea, among others. According to the International Maritime Bureau (IMB), a non-profit organization that aims to tackle maritime crime and malpractice, after an increase in reported piracy attacks in 2023, there was a decline in global maritime incidents and piracy in 2024, but IMB urges continued caution as crew safety remains at risk. The seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea, for example, have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. This has caused concerns of supply disruption. If such piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us. In addition, any of these events may result in a loss of revenues, increased costs, and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the governments of the U.S., the United Nations (the “UN”) or the EU, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU, and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism. The U.S., UN and EU sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened, or lifted over time. For example, in 2010, the U.S. enacted the Comprehensive Iran Sanctions, Accountability, and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”) by amending existing sanctions under the ISA and creating new sanctions. Among other things, CISADA introduced additional prohibitions and limits on the ability of companies (both U.S. and non-U.S.) and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2011, the President of the United States issued Executive Order 13590, which expanded on the existing energy-related sanctions available under the ISA. In 2012, the President signed additional relevant executive orders, including Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which again created new sanctions and strengthened existing sanctions under the ISA. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the ISA on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the time frame covered by the report. At this time, we are not aware of any such sanctionable activity, conducted by ourselves or by any affiliate that is likely to prompt an SEC disclosure requirement.

In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material, technological or other support to these entities. On November 24, 2013, the P5+1 (the U.S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (the “JPOA”). Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. At the end of the six-month period, when no agreement between Iran and the P5+1 could be reached, the measures were extended for a further six months to November 24, 2014, on which date the parties affirmed that they would continue to implement the measures through June 30, 2015. On July 14, 2015, the P5+1 and EU entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran. Under the JCPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, certain sanctions would be lifted on the Iranian petrochemicals, precious metals, and automotive industries. The parties affirmed that the JPOA’s temporary relief measures would remain in effect until the date that Iran implemented certain nuclear-related commitments described in the JCPOA (“Implementation Day”). On October 18, 2015, the JCPOA came into effect and participants began taking steps necessary to implement their JCPOA commitments. On January 16, 2016, the International Atomic Energy Agency verified that Iran implemented key nuclear-related commitments described in the JCPOA, and, in accordance with the JCPOA, that day was deemed Implementation Day, and the JPOA ceased to be in effect. As a result, the following sanctions were lifted on Implementation Day: (1) U.S. nuclear-related sanctions described in sections 17.1 to 17.2 of Annex V of the JCPOA, (2) EU nuclear-related sanctions described in section 16 of Annex V of the JCPOA and (3) the UN Security Council Resolutions 1696, 1737, 1747, 1803, 1835, 1929 and 2224. On May 8, 2018, the United States announced its withdrawal from the JCPOA. U.S. nuclear-related sanctions that had been lifted on Implementation Day were reinstated in two phases and became effective on August 7, 2018 and November 5, 2018, respectively. In 2019, the United States imposed sanctions on Iran’s iron, steel, aluminum and copper sectors, and on Iran’s Supreme Leader and other senior Iranian government officials. In 2020, additional sanctions were imposed on Iran’s construction, mining, manufacturing and textiles sectors, as well as transfers to and from Iran of conventional arms or military equipment. Finally, certain or future counterparties of ours may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. and EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and Russia’s invasion of Ukraine in February 2022.

During 2024, 2023 and 2022, no vessels in our fleet made any calls to ports in Iran. During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing 0.27% of our 741 calls on worldwide ports during the same period. During 2017, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of four calls to ports in Iran, representing 0.56% of our 707 calls on worldwide ports during the same period. During 2016, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of three calls to ports in Iran, representing 0.48% of our 629 calls on worldwide ports during the same period. Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012. The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels. Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran. To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2024.

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

The operation of tankers and transportation of crude oil are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies or state-owned entities that control vessels, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to charterers. We will have to compete with other tanker owners, including major oil companies or state-owned entities that control vessels and independent tanker companies, for charters. Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

The shipping industry has inherent operational risks, which could impair the ability of charterers to make payments to us and which may have a material adverse effect on our results of operations and financial condition.

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters or casualties, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Further, our business operations could be negatively impacted by future epidemics, which could interrupt our business operations and ability to execute our services. Any of these events could impair the ability of charterers of our vessels to make payments to us under our charters.

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

Our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

•	a classified board of directors with staggered three-year terms, elected without cumulative voting;

•	removal of directors only for cause and with the affirmative vote of holders of at least a majority of the common stock issued and outstanding;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings;

•	a limited ability for stockholders to call special stockholder meetings; and

•	board of directors authority to determine the powers, preferences and rights of our preferred stock and to issue the preferred stock without stockholder approval.

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

The timing and amount of future dividends for our common stock or preferred stock, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements; the loss of a vessel; the acquisition of one or more vessels; required capital expenditures; reserves established by our board of directors; increased or unanticipated expenses; including insurance premiums; a change in our dividend policy; increased borrowings; increased interest payments to service our borrowings; prepayments under credit agreements in order to stay in compliance with covenants in the secured credit facilities; repurchases of our securities that may be outstanding from time to time, future issuances of securities or the other risks described in this section of this report, many of which may be beyond our control. In addition, the tanker industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Furthermore, any new shares of common stock issued will increase the cash required to pay future dividends. Any common or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or other equity incentives, would have a similar effect, and may reduce our ability to pay future dividends.

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

Additionally, our officers and most of our directors reside outside of the United States and our assets are located outside of the United States. As a result, it may be difficult for U.S. investors to: (i) effect service of process within the United States upon the Manager or those directors and officers who are not residents of the United States; or (ii) realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code. Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2024 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2025 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

Our principal capital expenditures during the last three fiscal years and through the date of this report include $120 million in connection with the four newbuilding contracts discussed below, $95 million in connection with the acquisition of a VLCC, $23 million related to eight exhaust gas cleaning systems and $1.6 million related to a ballast water treatment system. Our principal divestitures during the same period comprise the sale of four VLCCs for a total of $154 million.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at www.dhtankers.com. The information contained on or connected to our website is not a part of this annual report.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers. As of March 15, 2025, our fleet consisted of 23 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings, Inc. In addition, the Company has contracted to build four new VLCCs, two at Hyundai Heavy Industries and two at Hanwha Ocean in South Korea, for delivery in 2026. VLCCs are tankers ranging in size from 270,000 to 320,000 deadweight tons. As of the date of this report, seven of our 23 vessels are on time charters and 16 vessels are operating in the spot market. The fleet operates globally on international routes. The 23 VLCCs currently in operation have a combined carrying capacity of 7,161,351 dwt and an average age of 10.9 years as of the date of this report.

RECENT DEVELOPMENTS

Newbuilding VLCCs

We have agreements for four newbuilding VLCCs, all of which will be wholly owned by the Company.

In February 2024, the Company entered into agreements with Hyundai Samho Heavy Industries for the construction of two VLCCs of 319,000 dwt scheduled for delivery in April and July 2026. The contract price for each of the newbuildings is $129.1 million.

In February 2024, the Company entered into agreements with Hanwha Ocean for the construction of two VLCCs of 320,000 dwt scheduled for delivery in January and April 2026. The contract price for each of the newbuildings is $130.8 million.

The contract prices for all four newbuildings include exhaust gas cleaning systems and certain additions and upgrades to the standard specification.

The Company is planning to finance the newbuildings through a combination of cashflow from operations, existing liquidity and projected new mortgage debt.

Sale of Vessel

In December 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million, and reversed a prior impairment charge of $1.2 million in the fourth quarter of 2024. The vessel was delivered to its new owner in January 2025. The vessel had no outstanding debt, and the Company booked a gain of $19.8 million in the first quarter of 2025 in connection with the sale.

Time Charter Contract

In January 2025, the Company entered into a one-year time charter contract for DHT China, built in 2007. The time charter contract has a rate of $40,000 per day. The vessel was delivered into the time charter contract in January.

In March 2025, the Company entered into a one-year time charter contract for DHT Tiger, built in 2017. The time charter contract has a rate of $52,500 per day. The vessel is expected to be delivered into the time charter contract at the end of March.

Repurchase of Common Stock

In 2024, the Company repurchased 1,481,383, or 0.9%, of its outstanding shares in the open market at an average price of $8.89 per share.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful.

Vessel Employment

The following table presents certain features of our vessel employment as of March 15, 2025:

Vessel	Type of Employment	Expiry
VLCC
DHT Appaloosa	Spot
DHT Mustang	Spot
DHT Bronco	Spot
DHT Colt	Spot
DHT Stallion	Spot
DHT Tiger	Spot
DHT Harrier	Time charter	Q4 2025
DHT Puma	Time charter with profit sharing	Q1 2026
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Time charter	Q3 2025
DHT Leopard	Time charter	Q4 2027
DHT Jaguar	Spot
DHT Taiga	Spot
DHT Opal	Spot
DHT Sundarbans	Spot
DHT Redwood	Spot
DHT Amazon	Spot
DHT Peony	Spot
DHT Lotus	Spot
DHT China	Time charter	Q4 2025
DHT Europe	Time charter	Q2 2025
DHT Bauhinia	Spot

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

Technical Management

The technical management for all our vessels is carried out by our subsidiary, Goodwood (the “Technical Manager”). Under our ship management agreement with the Technical Manager, the Technical Manager is responsible for the technical operation and upkeep of the respective vessel, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for promoting vessel compliance with the requirements of classification societies as well as relevant governments, flag state, environmental and other regulations. The relevant vessel-owning subsidiary pays the actual cost associated with the technical management and an annual management fee.

Upon termination, we are required to cover actual crew support cost and severance cost and to pay a management fee for three months following termination. We will be required to obtain the consent of any applicable charterer and our lenders before we appoint a new manager; however, such consent may not be unreasonably withheld.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet as of December 31, 2024.

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

*HK: Hong Kong.

**HHI: Hyundai Heavy Industries Co., Ltd.; BSHIC: Bohai Shipbuilding Heavy Industries Co., Ltd.; NACKS: Nantong Cosco KHI Engineering Co. Ltd; DSME: Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering Co., Ltd.).

***ABS: American Bureau of Shipping, an American classification society; LR: Lloyd’s Register, a United Kingdom classification society.

1	Fleet acquired on September 17, 2014. DHT Scandinavia is sold as of the date of this annual report.

2
Delivery dates from HHI for six newbuildings were as follows: DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016 and DHT Tiger on January 16, 2017.

3
Delivery dates for the vessels acquired from BW Group Limited (“BW Group”) were as follows: DHT Opal on April 24, 2017, DHT Peony on April 29, 2017, DHT Bauhinia on June 13, 2017 and DHT Lotus on June 20, 2017.

4	Delivery dates from DSME for the two newbuildings acquired from BW Group were as follows: DHT Stallion on April 27, 2018 and DHT Colt on May 25, 2018.

5	Delivery dates from HHI for the two newbuildings were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.

6	Delivery dates were as follows: DHT Harrier on February 18, 2021 and DHT Osprey on April 12, 2021.

7	Delivery date for DHT Appaloosa was on July 31, 2023.

COMPETITION

The operation of tanker vessels and transportation of crude and petroleum products is highly competitive. We compete not only with other tanker owners, but also with fleets controlled by our customers. We primarily compete for charters on the basis of price; however, vessel condition, location, size, and age, in addition to our reputation as an operator, may impact our competitive position. Our competitive position may also be affected by price dislocation between other sizes of vessels or vessels consuming alternative fuel types that could enter the trades in which we engage.

SEASONALITY

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Historically, seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Asia has emerged as the most important region for demand of oil and oil transportation. Seasonality in Asia differs from that of the United States; hence the historical seasonality has become less pronounced and less predictable. Unpredictable weather patterns and variations in oil inventories could disrupt tanker scheduling. Variations in regional economic activity and seasonality may result in quarter-to-quarter volatility in our operating results, as the majority of our vessels trade in the spot market. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

RISK OF LOSS AND INSURANCE

Our operations may be affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table beginning on page 27 of this report.

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

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (e.g., U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain entities also require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers. Increasing environmental concerns may create demand for tankers that conform to the stricter environmental standards. Under our ship management agreements, the Technical Managers are required to maintain operating standards for our tankers that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is currently in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, it is difficult to accurately predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impacts could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions. Currently, the Baltic Sea, the North Sea, the Mediterranean Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs. The Mediterranean Sea became an ECA as of May 1, 2024, and compliance obligations will begin May 1, 2025. In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect. These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016. As of January 1, 2020, all ships are required under the rules applying to sulfur content (commonly referred to as “IMO 2020”) to comply with a lower global sulfur limit by using fuel with a sulfur content of 0.5% m/m, by using liquefied natural gas for fuel, or by installing an exhaust gas cleaning system. As a result, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the limit or continue to use heavy fuel oil in combination with an exhaust gas cleaning system. The U.S. ratified the Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code are prohibited from trading in U.S. and European Union ports. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the “1969 Convention.” Some of these countries have also adopted the 1992 Protocol to the 1969 Convention, or the “1992 Protocol.” Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances to specified amounts that have been revised from time to time and are subject to exchange rates. In addition, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention, came into force in September 2017. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. As of the date of this report, all of our vessels have ballast water treatment systems installed.

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

In June 2023, a sufficient number of contracting states ratified the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, which was initially adopted by the IMO in 2009, and will apply to our vessels. The Convention introduces regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and establishes an enforcement mechanism for ship recycling, incorporating certification and reporting requirements, and will enter into force on June 26, 2025. Pursuant to the Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.

In 2022, the IMO amended MARPOL Annex I to prohibit the use of Heavy Fuel Oil, or “HFO,” in Artic waters, which came into force in July 2024. The amendment prohibits the use of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party's sovereignty or jurisdiction until July 1, 2029.  Our vessels do not typically operate in Arctic waters; however, if they do enter these waters, they will be required to comply with this prohibition.

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

Per U.S. Coast Guard regulation, limits of liability under OPA are equal to the greater of $2,500 per gross ton or $21.5 million for any double-hull tanker, such as our vessels, that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA for a release or incident involving a release of hazardous substances is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence, willful misconduct, refusal to report the incident or refusal to cooperate and assist in connection with oil removal activities.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or “VGP,” authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP requires owners and operators to comply with a range of best management practices, reporting requirements and other standards for a number of vessel discharges. The current VGP, which became effective in December 2013, contains stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and stringent limits for oil to sea interfaces and exhaust gas cleaning system wastewater. Vessels calling U.S. ports have been required to have Coast Guard approved ballast water management systems installed by their first regular drydocking since January 2016, with few exceptions. The 2013 VGP was originally effective through December 2018, and was amended by the Vessel Incidental Discharge Act, or “VIDA,” enacted on December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations become final and enforceable. On October 9, 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP.  These new standards are enforceable through U.S. Coast Guard regulations, which must be promulgated within two years. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the VGP. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.

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

The IMO’s Maritime Environmental Protection Committee, or “MEPC,” has designated the area extending 200 miles from the U.S. and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments. As of January 1, 2015, fuel used by all vessels operating in the ECA cannot exceed 0.1% m/m sulfur. Effective January 1, 2016, NOx after-treatment requirements also apply. Additional ECAs include the Baltic Sea, North Sea, Mediterranean Sea and Caribbean Sea. The Mediterranean Sea became an ECA as of May 1, 2024, and compliance obligations will begin May 1, 2025. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union Tanker Restrictions

The European Union has adopted legislation that will: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

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

Additionally, the MEPC has implemented two energy efficiency standards for new and currently operating vessels – the Energy Efficiency Design Index and the Ship Energy Efficiency Management Plan, which entered into force in January 2013. Effective January 1, 2018, the EU’s MRV Regulation requires all ships over 5,000 tons loading or unloading cargo or passengers in EU ports to monitor, report and verify their carbon dioxide emissions.

MEPC also finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. On November 1, 2022, carbon intensity measures came into force that require ships to calculate their EEXI, which indicates a ship’s efficiency compared to a specified baseline, and their annual operational CII and CII rating. The EEXI could require us to implement technical steps, such as power limitations or installations of technical features, to improve the energy efficiency of our ships. The CII rating is on a scale from A to E, with E as the lowest score. If our ships rate D for three consecutive years or E for a single year, we must develop corrective action plans to achieve the required annual operational CII. None of our ships have been rated as D for three consecutive years or E for a single year; thus, we have not been required to develop any corrective action plans. Such plans, if required, may include potentially significant capital expenditures and investments for existing ships to stay in compliance. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. On January 1, 2023, it became mandatory for ships to calculate their EEXI and initiate the collection of data for reporting their CII and CII rating. The regulations and framework will be reviewed by the MEPC by January 1, 2026.

In 2018, the IMO adopted an initial GHG reduction strategy that established levels of ambition for shipping emissions reductions that are subject to ongoing reviews by the organization. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping.

In the EU, greenhouse gas emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme that implements GHG emissions pricing. While the shipping industry had not been subject to the EU ETS in the past, in May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS began to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU and European Economic Area (“EEA”) ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Emissions from voyages and port calls within the EU and EEA will be fully accounted for in the EU ETS, while half of the emissions during voyages and port calls from and to non-EU countries will be covered. The emissions in scope for surrendering allowances will be gradually phased-in, starting with 40% of emissions for 2024 and increasing to 70% for 2025 and to 100% for 2026 and onwards.

Starting in January 2025, all large ships (of 5,000 gross tonnage and above) entering EU and EEA ports will have to comply with the FuelEU Maritime Regulation (the “FuelEU”). FuelEU sets “well-to-wake” GHG emission intensity requirements for energy used on board. The GHG intensity requirement applies to 100% of energy used on voyages and port calls within the EU and EEA, and 50% of energy used on voyages into or out of the EU and EEA. The term “well-to-wake” refers to the entire process of fuel production, delivery and use onboard ships, and all emissions produced from such processes. The yearly average GHG intensity of energy used on board, measured as GHG emissions per energy unit (gCO2e/MJ), must be less than an applicable threshold. The GHG intensity threshold will be subject to a five-year percentage reduction with respect to a reference value, which is based on the average energy used onboard in 2020, reported in the EU Monitoring Reporting and Verification data of that year, which was 91.16 gCO2e/MJ.

In November 2024, the United Kingdom expanded the UK Emissions Trading Scheme, a GHG emissions pricing framework specific to the UK, to include GHG emissions from domestic maritime shipping activity. Beginning in 2026, the expansion will apply to ships of 5,000 gross tons or higher. While the current legislation applies only to domestic shipping and excludes international shipping calls at UK ports, this may change in the future, potentially requiring shipping companies to purchase allowances for GHG emissions covered by the system.

The U.S. has adopted regulations to limit greenhouse gas emissions from certain mobile and large stationary sources. Although these regulations do not apply to greenhouse gas emissions from ships, the EPA may regulate greenhouse gas emissions from ocean-going vessels in the future. Any adoption of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries or jurisdictions where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases, could require us to make significant financial expenditures or otherwise impact our vessels or their operation in ways that we cannot predict with certainty at this time.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2024.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
DHT Management S.A.M.		Monaco	99%[1]
DHT Management AS		Norway	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
DHT Chartering (Singapore) Pte. Ltd.		Singapore	100%
Goodwood Ship Management Pte. Ltd.		Singapore	53%
DHT Addax, Inc. [2]	DHT Addax	Marshall Islands	100%
DHT Antelope, Inc. [2]	DHT Antelope	Marshall Islands	100%
DHT Appaloosa, Inc.	DHT Appaloosa	Marshall Islands	100%
DHT Bauhinia, Inc.	DHT Bauhinia	Marshall Islands	100%
DHT Bronco, Inc.	DHT Bronco	Marshall Islands	100%
DHT Colt, Inc.	DHT Colt	Marshall Islands	100%
DHT Gazelle, Inc. [2]	DHT Gazelle	Marshall Islands	100%
DHT Harrier Inc.	DHT Harrier	Marshall Islands	100%
DHT Impala, Inc. [2]	DHT Impala	Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%

DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Lotus, Inc.	DHT Lotus	Marshall Islands	100%
DHT Mustang, Inc.	DHT Mustang	Marshall Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Osprey Inc.	DHT Osprey	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Peony, Inc.	DHT Peony	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Stallion, Inc.	DHT Stallion	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
Samco Delta Ltd.	DHT Europe	Cayman Islands	100%
Samco Epsilon Ltd.	DHT China	Cayman Islands	100%
Samco Eta Ltd.	DHT Amazon	Cayman Islands	100%
Samco Gamma Ltd.	DHT Scandinavia	Cayman Islands	100%
Samco Iota Ltd.	DHT Taiga	Cayman Islands	100%
Samco Kappa Ltd.	DHT Redwood	Cayman Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Cayman Islands	100%

[1]	The remaining 1% of DHT Management S.A.M is owned by the President & Chief Executive Officer

[2]	Subsidiaries related to newbuilding contracts. Vessels are scheduled for delivery in 2026.

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 23 VLCC crude oil tankers, all of which are wholly owned by DHT Holdings, Inc. VLCCs are tankers ranging in size from 270,000 to 320,000 deadweight tons, or “dwt”. In addition, we have contracted to build four new VLCCs for delivery in 2026, with two each at Hyundai Samho Heavy Industries and Hanwha Ocean, both in South Korea. As of the date of this report, seven of the vessels are on time charters and 16 vessels are operating in the spot market. The fleet operates globally on international routes. The 23 VLCCs have a combined carrying capacity of 7,161,351 dwt and an average age of 10.9 years as of the date of this report.

As of March 2025, we have entered into a ship management agreement with one of our subsidiaries. The Technical Manager is generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and helping ensure our fleet compliance with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations. Under the ship management agreement, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;

•	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

•	our vessels’ operating expenses;

•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;

•	the required capital expenditures related to newbuilding orders;

•	our ability to access capital markets to finance our fleet;

•	our vessels’ depreciation and potential impairment charges;

•	our general and administrative and other expenses;

•	our interest expense including any interest swaps;

•	any future vessel sales and acquisitions;

•	general market conditions when charters expire;

•	fluctuations in the supply of and demand for oil transportation; and

•	prepayments under our credit facilities to remain in compliance with covenants.

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

Our expenses consist primarily of voyage expenses, including primarily cost of bunkers and port charges; vessel operating expenses, hereunder crew cost, maintenance expenses, spare parts, various consumables, insurance premium expenses; interest expense, financing expenses, depreciation expense, impairment charges, vessel taxes and general and administrative expenses.

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

MARKET OUTLOOK FOR 2025

Current geopolitical events and tensions are causing strains on energy security and global trade, thus impacting oil flows. While we think it impossible to present a clear and credible view on the outcome of current geopolitical events and tensions, outcomes could include redirection or reduction in Russian and Iranian oil flows. In these scenarios and under these assumptions, voids in oil supply could be filled by reversals in OPEC production cuts and continued growth in non-OPEC production from the Atlantic basin, in sum expected to be supportive of the VLCC segment.

The global tanker fleet continues to rapidly age with limited new supply entering the market. Last year’s interest to contract new supply of VLCCs has receded, supporting an increasingly favorable supply picture. The orderbook for supply of new ships is benign with some 10% of capacity scheduled for delivery over the coming three years. This is in stark contrast with close to 50% of the fleet projected to be older than 15-years of age by the end of 2026. Given that shipyards with experience in building large tankers are experiencing backlogs to build other types of ships, it is unlikely that this supply situation will be improved in the near-to-medium term. An increasing number of ships are being sanctioned by the United States and the EU, likely reducing transportation capacity, and regulations related to emissions from transportation work will increasingly constrain the productivity of the older part of the global fleet.

We believe our strategy continues to be well suited for the market that we operate in and is based on the following core principles:

▪	An experienced organization with focus on first rate operations and customer service
▪	Quality ships
▪	A prudent capital structure that promotes staying power through the business cycles
▪	Fleet employment with a combination of market exposure and fixed income contracts
▪	A disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks
▪	Transparent corporate structure maintaining a high level of integrity and corporate governance

A.	OPERATING RESULTS

Income from Vessel Operations

Shipping revenues increased by $11.8 million, or 2.1%, to $567.8 million in 2024 from $556.1 million in 2023. The increase from 2023 to 2024 includes $25.3 million attributable to increased total revenue days, partly offset by $13.5 million attributable to lower tanker rates.

Other revenues for 2024 were $3.9 million compared to $4.5 million in 2023 and mainly relate to technical management services provided.

The Company did not record any gain or loss related to sale of vessels in 2024 or 2023.

Voyage expenses increased by $13.9 million to $179.6 million in 2024 from $165.7 million in 2023. The increase was mainly related to an increase in bunker expenses of $17.3 million, partly offset by a decrease in port expenses of $4.4 million.

Vessel operating expenses increased by $3.2 million to $78.6 million in 2024 from $75.4 million in 2023. The increase was due to an additional vessel in the fleet and insurance deductibles.

Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, increased by $3.0 million to $111.9 million in 2024 from $108.9 million in 2023. The increase resulted from an increase in depreciation related to vessels of $2.9 million and an increase in depreciation of exhaust gas cleaning systems of $0.3 million, partly offset by a decrease in depreciation of drydocking cost of $0.1 million and a decrease in depreciation related to other property, plant and equipment of $0.1 million.

Reversal of prior impairment charges totaled $27.9 million in 2024, compared to $nil in 2023, due to continued strong market values and triggered by the agreement to sell DHT Scandinavia in the fourth quarter of 2024. There was no reversal of prior impairment charges in 2023. Please refer to “Item 5.E. Operating and Financial Review and Prospects—Critical Accounting Estimates” for a discussion of the key reasons for the reversal of prior impairment charges in 2024.

General and administrative expenses in 2024 were $18.9 million (of which $4.2 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $17.4 million in 2023 (of which $3.3 million was non-cash cost related to restricted share agreements for our management and board of directors).

General and administrative expenses for 2024 and 2023 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $28.6 million in 2024 compared to $31.1 million resulting from 2023. The decrease was due to decreased interest expenses of $2.7 million, due to a decline in interest rates, and a non-cash loss of $0.5 million in 2023, partly offset by reduced interest income of $0.6 million in 2024 compared to 2023.

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry. We fund our working capital requirements with cash from operations to cover our voyage expenses, operating expenses, payments of interest, payments of insurance premiums, payments of vessel taxes, the payment of principal under our secured credit facilities, capital expenses related to periodic maintenance of our vessels, payment of dividends, and securities repurchases. We collect our time charter hire from our vessels on charters monthly in advance and fund our estimated vessel operating costs monthly in advance. With respect to vessels operating in the spot market, the charterers typically pay us upon discharge of the cargo. We finance our vessel acquisitions, including newbuilding contracts, with a combination of cash generated from operations, existing liquidity, proceeds from sale of older vessels, debt secured by our vessels, and the sale of equity.

In March 2022, our board of directors approved a repurchase through March 2023 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2022, the Company repurchased and retired 4,326,379 shares of common stock in the open market at an average price of $5.71 per share. In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2023, the Company repurchased and retired 2,209,927 shares of common stock in the open market at an average price of $8.49 per share. In March 2024, our board of directors approved a repurchase through March 2025 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2024, the Company repurchased and retired 1,481,383 shares of common stock in the open market at an average price of $8.89 per share. In March 2025, our board of directors approved a repurchase through March 2026 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares.

Since 2022, we have paid the dividends set forth in the table below. The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands. While dividends are intended to be paid in accordance with our dividend policy communicated at any given time, they are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. In September 2022, our board of directors revised the dividend policy to return 100% of our ordinary net income to shareholders in the form of quarterly cash dividends (refer to “Item 3.D. Risk Factors—Risks Relating to Our Capital Stock—We may not pay dividends in the future, and our dividend policy is subject to change at any time”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 - Mar. 31, 2022	$3.3 million	$0.02	May 19, 2022	May 26, 2022
Apr. 1 - Jun. 30, 2022	$6.5 million	$0.04	Aug. 23, 2022	Aug. 30, 2022
Jul. 1 - Sep. 30, 2022	$6.5 million	$0.04	Nov. 22, 2022	Nov. 29, 2022
Oct. 1 - Dec. 31, 2022	$61.9 million	$0.38	Feb. 17, 2023	Feb. 24, 2023
Jan. 1 - Mar. 31, 2023	$37.5 million	$0.23	May 18, 2023	May 25, 2023
Apr. 1 - Jun. 30, 2023	$56.7 million	$0.35	Aug. 23, 2023	Aug. 30, 2023
Jul. 1 - Sep. 30, 2023	$30.6 million	$0.19	Nov. 21, 2023	Nov. 28, 2023
Oct. 1 - Dec. 31, 2023	$35.5 million	$0.22	Feb. 21, 2024	Feb. 28, 2024
Jan. 1 - Mar. 31, 2024	$46.8 million	$0.29	May 24, 2024	May 31, 2024
Apr. 1 - Jun. 30, 2024	$43.6 million	$0.27	Aug. 23, 2024	Aug. 30, 2024
Jul. 1 - Sep. 30, 2024	$35.5 million	$0.22	Nov. 22, 2024	Nov. 29, 2024
Oct. 1 - Dec. 31, 2024	$27.3 million	$0.17	Feb. 18, 2025	Feb. 25, 2025

Working capital, defined as total current assets less total current liabilities, was $92.3 million at December 31, 2024 compared to $143.9 million at December 31, 2023. The decrease in working capital in 2024 resulted from an increase in current portion long-term debt of $48.3 million, a decrease in accounts receivable and accrued revenue of $22.1 million, a decrease in prepaid expenses of $6.4 million, an increase in accounts payable and accrued expenses of $2.9 million and an increase in deferred shipping revenues of $1.7 million, partly offset by an increase in asset held for sale of $22.7 million, an increase in inventories of $3.9 million and an increase in cash and cash equivalents of $3.4 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $78.1 million at December 31, 2024 and $74.7 million at December 31, 2023. In 2024, net cash provided by operating activities was $298.7 million, net cash used in investing activities was $97.0 million (comprising $90.2 million related to investment in vessels under construction and $6.7 million related to investment in vessels), and net cash used in financing activities was $197.9 million (comprising $161.4 million related to cash dividends paid, $106.9 million related to repayment of long-term debt, $13.2 million related to purchase of treasury shares and $1.4 million related to repayment of the principal element of lease liability, partly offset by $85.0 million related to issuance of long-term debt).

In 2024, net cash provided by operating activities was $298.7 million compared to $251.4 million in 2023. The increase resulted from net income of $181.5 million in 2024 compared to net income of $161.4 million in 2023, an increase of $20.1 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the increase in net income, a decrease of $27.9 million related to reversal of prior impairment charges, a decrease of $0.5 million related to fair value loss on derivative financial liabilities in 2023 and a decrease of $0.3 million related to amortization of deferred debt issuance cost, partly offset by an increase of $3.0 million related to depreciation and amortization, $1.1 million related to compensation related to options and restricted stock, and $0.7 million related to modification of debt. Further, changes in operating assets and liabilities were $51.2 million and resulted from changes in accounts receivable and accrued revenues of $38.5 million, prepaid expenses of $9.4 million, accounts payable and accrued expenses of $5.1 million and deferred shipping revenues of $1.5 million, partly offset by $3.1 million related to inventories.

Net cash used in investing activities was $97.0 million in 2024 compared to net cash provided by investing activities of $125.0 million in 2023. In 2024, investing activities related to investment in vessels under construction of $90.2 million and $6.7 million related to investment in vessels.

Net cash used in financing activities was $197.9 million in 2024 compared to $177.8 million in 2023. In 2024, financing activities related to cash dividends paid of $161.4 million, $106.9 million related to repayment of long-term debt, $13.2 million related to purchase of treasury shares and $1.4 million related to repayment of the principal element of lease liability, partly offset by $85.0 million related to issuance of long-term debt.

We had $409.4 million of total debt outstanding at December 31, 2024, compared to $428.7 million at December 31, 2023.

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

During 2025, two of our vessels are scheduled to be drydocked and capital expenditures related to these drydockings are estimated to be $4.0 million. We plan to finance the planned maintenance capital expenditures through our internal financial resources.

Secured Credit Facilities

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities. Because the following is only a summary, it does not contain all information that you may find useful.

Danish Ship Finance Credit Facility

In November 2014, the Company entered into a credit facility in the amount of $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a special-purpose wholly owned vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S. The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bore interest at a rate equal to LIBOR + 2.00% and are repayable in 10 semiannual installments of $1.2 million each and a final payment of $24.3 million at final maturity. In October 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The credit facility bears interest at a rate equal to SOFR plus a margin of 2.00%.

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

Credit Agricole Credit Facility

In November 2022, the Company entered into an amended and restated agreement between and among Credit Agricole, as lender, DHT Tiger Limited as borrower, and DHT Holdings, Inc. as guarantor for a $37.5 million credit facility to refinance the outstanding amount under a credit agreement with Credit Agricole that financed DHT Tiger. Borrowings bear interest at a rate equal to SOFR + 2.05% and are repayable in 24 quarterly installments of $0.6 million from March 2023 to December 2028 and a final payment of $22.5 million in December 2028.

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

In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled the RCF tranche of $2.4 million. In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed. In December 2022, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2023. In December 2023, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2024. In December 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was delivered to its new owner during the first quarter of 2025, and the sale generated a gain of $19.8 million. The vessel had no outstanding debt; however, the Company cancelled an undrawn RCF tranche of $15 million in connection with the sale. The outstanding amount is repayable in quarterly installments of $5.9 million from March 2025, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250 million.

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

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility, which was subsequently repaid in January 2024. In the second quarter of 2024 and the fourth quarter of 2024, the Company drew down $25 million and $10 million, respectively, under the revolving credit facility, which was used for installments under the newbuilding contracts.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, a wholly owned special-purpose vessel-owning subsidiary of the Company as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

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

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2024, our long-term contractual obligations were as follows:

(Dollars in thousands)	2025	2026	2027	2028	2029	Total
Long-term debt [1]	$106,976	$75,210	$93,077	$63,003	$154,706	$492,972
Vessels under construction [2]	$128,393	$301,312	$-	$-	$-	$429,705
Total	$235,369	$376,522	$93,077	$63,003	$154,706	$922,677

1          Amounts shown include contractual installment and interest obligations on $221.2 million under the ING Credit Facility, $93.5 million under the Nordea Credit Facility, $41.3 million under the incremental ING Credit Facility, $32.5 million under the Credit Agricole Credit Facility and $26.7 million under the Danish Ship Finance Credit Facility. The interest obligations have been determined using a SOFR of 5.33% per annum plus margin plus CAS, if any. The interest on $221.2 million is SOFR + 1.90%, the interest on $93.5 million is SOFR + CAS + 1.90%, the interest on $41.3 million is SOFR + 1.80%, the interest on $32.5 million is SOFR + 2.05% and the interest on $26.7 million is SOFR + 2.00%. The interest on the balance outstanding is payable quarterly, except for the Danish Ship Finance Credit Facility which is payable semiannually. We have also included commitment fees for the undrawn $139.4 million Nordea Credit Facility and the undrawn $40.1 million of the ING Credit Facility.

2          These are estimates only and are subject to change as construction progresses.

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

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position. Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets. Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in SOFR would have increased our interest expense for the year ended December 31, 2024 by $4.2 million based upon our debt level as of December 31, 2024. There were no material changes in market risk exposures from 2022 to 2024.

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

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects—Market Outlook for 2025.”

E.	Critical Accounting Estimates

Our financial statements for the fiscal years 2024, 2023 and 2022 have been prepared in accordance with IFRS Accounting Standards which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all our material accounting policy information, see Note 2 to our consolidated financial statements for December 31, 2024, included as Item 18 of this report.

Depreciation

The Company estimates the average useful life of a vessel to be 20 years. The actual life of a vessel may be different, and the useful lives of the vessels are reviewed at fiscal year-end. New regulations, market deterioration or other future events could reduce the economic lives assigned to our vessels and result in higher depreciation expense and impairment losses in future periods. The carrying value of each vessel represents its original cost at the time it was delivered from the shipyard less depreciation calculated using an estimated useful life of 20 years from the date such vessel was originally delivered from the shipyard plus the cost of drydocking and the cost of the exhaust gas cleaning system less impairment, if any, or, as is the case with ships acquired in the second-hand market, its acquisition cost less depreciation calculated using an estimated useful life of 20 years. The depreciation per day is calculated based on a vessel’s original cost less a residual value which is equal to the product of such vessel’s lightweight tonnage and an estimated scrap rate per ton.

Value in use and Fair value less cost of disposal

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

For the year ended December 31, 2024, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment. However, indicators of reversal of prior impairment were identified.

The Company identified indicators of reversal due to the continued strong market values and triggered by the agreement to sell DHT Scandinavia in the fourth quarter of 2024. According to IAS 36 Impairment of Assets, the increased carrying amount of an asset attributable to a reversal of impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. As a result, the Company reversed prior impairment charges totaling $27.9 million in the fourth quarter of 2024, including $1.2 million related to DHT Scandinavia.

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter free fair market values as of December 31, 2024.

Vessel	Built	Vessel Type	Purchase Month and Year	Carrying Value [1]	Estimated Charter-Free Fair Market Value [2]
(Dollars in thousands)
DHT Appaloosa	2018	VLCC	Jul. 2023	88,636	107,500
DHT Mustang	2018	VLCC	Oct. 2018	60,925	107,500
DHT Bronco	2018	VLCC	Jul. 2018	60,156	107,500
DHT Colt	2018	VLCC	May 2018	61,566	107,500
DHT Stallion	2018	VLCC	Apr. 2018	61,517	107,500
DHT Tiger	2017	VLCC	Jan. 2017	66,146	102,000
DHT Harrier	2016	VLCC	Jan.2021	53,837	97,000
DHT Puma	2016	VLCC	Aug. 2016	61,418	97,000
DHT Panther	2016	VLCC	Aug. 2016	61,374	97,000
DHT Osprey	2016	VLCC	Jan.2021	54,210	97,000
DHT Lion	2016	VLCC	Mar. 2016	59,930	97,000
DHT Leopard	2016	VLCC	Jan. 2016	61,497	97,000
DHT Jaguar	2015	VLCC	Nov. 2015	61,387	92,000
DHT Taiga	2012	VLCC	Sep. 2014	50,325	75,000
DHT Opal	2012	VLCC	Apr. 2017	40,183	75,000
DHT Sundarbans	2012	VLCC	Sep. 2014	49,594	75,000
DHT Redwood	2011	VLCC	Sep. 2014	45,898	69,000
DHT Amazon	2011	VLCC	Sep. 2014	45,090	69,000
DHT Peony	2011	VLCC	Apr. 2017	35,513	64,000
DHT Lotus	2011	VLCC	Jun. 2017	34,558	64,000
DHT China	2007	VLCC	Sep. 2014	25,722	48,000
DHT Europe	2007	VLCC	Sep. 2014	24,831	48,000
DHT Bauhinia	2007	VLCC	Jun. 2017	21,263	48,000
DHT Scandinavia	2006	VLCC	Sep. 2014	22,693	44,000

[1]
Carrying value does not include value of time charter contracts. In December 2024, the Company agreed to the sale of DHT Scandinavia, and the vessel is presented as an asset held for sale as of December 31, 2024.

[2]
Estimated charter-free fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel. They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement. Management uses these broker valuations in calculating compliance with debt covenants. Management also uses them as one consideration point in determining if there are indicators of impairment; however, management does not believe that a broker value lower than book value in itself is an indicator of impairment. Management calculates recoverable amounts, using the value-in-use model, only when indicators of impairment exist. In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2025.

As of December 31, 2024, all of our vessels had charter-free fair market value above their carrying value. The aggregate carrying value of vessels having charter-free market values that exceed their respective carrying values was $1,208.3 million, and the aggregate charter-free fair market value of such vessels was $1,992.5 million. Please see our risk factor under the heading “Vessel values may be depressed at a time when we sell a vessel, when our subsidiaries are required to make a repayment under the secured credit facilities or when the secured credit facilities mature, which could adversely affect our liquidity and our ability to refinance the secured credit facilities” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2024, included as Item 18 of this report.

SAFE HARBOR

Applicable to the extent the disclosures required by this Item 5. of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	69	Class III Director and Chairman
Einar Michael Steimler	76	Class II Director
Joseph H. Pyne	77	Class II Director
Jeremy Kramer	63	Class I Director
Sophie Rossini	43	Class III Director
Ana Zambelli	52	Class I Director
Svein Moxnes Harfjeld	60	President & Chief Executive Officer
Laila Cecilie Halvorsen	50	Chief Financial Officer

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind - Chairman of the Board of Directors. Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment & asset management focusing primarily on the maritime shipping sector. Mr. Lind was, until April 2022, the Chief Executive Officer of Oceanic Finance Group Limited (formerly known as Tufton Oceanic Finance Group Limited), a position he held since 2004. Prior to this, he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the board of Oceanic Finance Group Limited, Stratus Investments Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a resident and citizen of Norway.

Einar Michael Steimler - Director. Mr. Einar Michael Steimler has over 45 years of experience in the shipping industry. From 2000 to 2015, he was the Chief Executive Officer of Tankers International and he was instrumental in the formation of Tanker (UK) Agencies, the commercial agent to Tankers International. He served as chairman of Tanker (UK) Agencies from 2013 to 2015. From 2013 to 2023, Mr. Steimler served as a non-executive director on the board of Eneti Inc., previously named Scorpio Bulkers Inc. From 1998 to 2010, Mr. Steimler served as a Director of Euronav and he was also Managing Director of Euronav from 1998 to 2000. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a Norwegian ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics and a degree in Marketing. Mr. Steimler is a resident and citizen of Norway.

Joseph H. Pyne - Director. Mr. Joseph H. Pyne was the Non-Executive Chairman of Kirby Corporation until April 2024. Mr. Pyne was the Executive Chairman from April 2014 to April 2018 and a director since 1988. He served as the Chief Executive Officer of the company from 1995 to April 29, 2014, and served as Executive Vice President from 1992 to 1995. Mr. Pyne also served as President of Kirby Inland Marine, LP, Kirby Corp.’s principal transportation subsidiary, from 1984 to November 1999. Mr. Pyne joined Kirby in 1978. He served at Northrop Services, Inc. and served as an Officer in the Navy. He serves as a Member of the Board of Trustee of the Webb Institute. Mr. Pyne holds a degree in Liberal Arts from the University of North Carolina. Mr. Pyne is a resident and citizen of the U.S.

Jeremy Kramer - Director. Mr. Jeremy Kramer previously served on the Board of Directors of Golar LNG Partners and served as Chairman of its Conflicts Committee. He also served on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high-net-worth clients. Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an M.B.A. from Harvard University Graduate School of Business. He graduated with a B.A. from Connecticut College. Mr. Kramer is a resident and citizen of the U.S.

Sophie Rossini - Director. Mrs. Sophie Rossini is Deputy Head of Public Markets within the Discretionary team at Man Group. She is responsible for overseeing Discretionary’s investment management teams and is a member of the Discretionary management team. Previously, she was Head of Business Management at Man AHL, working closely with the senior management team to set and deliver MAN AHL’s strategic goals, and ensuring smooth operational management of the engine. Prior to this, she was the Head of Relative Value within Man’s external multi-manager business. Prior to joining Man Group in 2008, she was at Atlas Capital. Mrs. Rossini holds an M.A. in Banking and Financial Techniques from Paris-Panthéon-Assas University. Mrs. Rossini is a resident of the United Kingdom and a citizen of France.

Ana Zambelli - Director. Ms. Ana Zambelli brings significant experience with more than 20 years in the energy sector in operational, commercial and finance roles. Ms. Zambelli served as a Managing Director in Brookfield’s Private Equity Group, responsible for business operations in Brazil, as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Ms. Zambelli is an experienced board member and previously served on the respective Board of Directors of BRK Ambiental, Unidas, Aldo Solar, Petrobras, Braskem, and was the founder and leader of the Diversity Committee at the Brazilian Petroleum Institute (IBP) from 2018 to present. Currently, Ms. Zambelli serves as an independent board member for Seadrill, Galp and BW Energy. Ms. Zambelli graduated in mechanical engineering from the Federal University of Rio de Janeiro, and she holds a master’s degree in petroleum engineering from Heriot Watt University in the UK. She also has a postgraduate degree in Digital Business from Columbia University and a postgraduate degree in Management, Innovation and Technology from MIT. Ms. Zambelli is a citizen and resident of Brazil.

Svein Moxnes Harfjeld - President & Chief Executive Officer. Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010. Mr. Harfjeld has over 30 years of experience in the shipping industry. Prior to joining DHT, he was with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously, he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. He started his shipping career with The Torvald Klaveness Group. Mr. Harfjeld is a citizen of Norway and a resident of the Principality of Monaco.

Laila Cecilie Halvorsen - Chief Financial Officer. Ms. Laila Cecilie Halvorsen joined DHT in 2014 after 17 years at Western Bulk AS, where she served first as Accountant for four years, then as Finance Manager for four years and later as Group Accounting Manager for nine years. Ms. Halvorsen served as Chief Accountant & Controller of DHT from September 2014 until she was appointed CFO in June 2018. Ms. Halvorsen has more than 25 years of experience in international accounting and shipping. Ms. Halvorsen is a resident and citizen of Norway.

B.	COMPENSATION

DIRECTORS’ COMPENSATION

During the year ending December 31, 2024, we paid the members of our board of directors aggregate cash compensation of $706,500. In addition, in January 2025, our directors were awarded an aggregate of 150,000 shares of restricted stock pursuant to the 2022 Plan. We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

During the year ending December 31, 2024, we paid our executive officers aggregate cash compensation of $2,308,310 and accrued an aggregate amount of $130,191 for pension and retirement benefits. In addition, in January 2025, our executive officers were awarded an aggregate of 200,000 shares of restricted stock for the year 2024 pursuant to the 2022 Plan with certain vesting conditions.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Harfjeld, dated as of October 30, 2019, as amended on December 10, 2024, and Ms. Halvorsen, dated as of January 30, 2019, as amended on December 10, 2024, (each, an “Executive Officer Employment Agreement” and collectively, the “Executive Officer Employment Agreements”) that set forth their rights and obligations as our president & chief executive officer, in the case of Mr. Harfjeld, and chief financial officer, in the case of Ms. Halvorsen.

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

The Executive Officer Employment Agreements also provide that, in the event that Mr. Harfjeld’s or Ms. Halvorsen’s employment is terminated on or within two years following a “change of control” without “cause” or for “good reason”(but not due to death, disability or retirement) (as such terms are defined in the Executive Officer Employment Agreements), then, subject to the executive’s execution of an employment termination and release agreement and compliance with the restrictive covenants described below, we will pay and provide the following: (i) two times (for Mr. Harfjeld) and one and a half times (for Ms. Halvorsen) the sum of his or her annual base salary and target bonus, on the sixtieth day following the expiration of any applicable notice or garden leave period, (ii) vesting of all outstanding and unvested equity awards and (iii) reimbursement of certain residential lease payments (if any). Additionally, we may, at our discretion, pay the executive’s then-current cash bonus award at the same time cash bonuses are paid to other executives.

Despite Mr. Harfjeld’s employment agreement providing that he will be compensated in both salary and director fees, in respect of 2023 and 2024, Mr. Harfjeld was compensated entirely in salary.

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

The 2022 Plan was established to promote the interests of the Company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our Company. The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2022 Plan is 3,000,000. The aggregate number of shares of our common stock that have been granted under the 2022 Plan is 1,394,191, which does not include shares with respect to non-vested awards.

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

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the 2022 Plan or by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary.

Change of control

The 2022 Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control (as defined in the 2022 Plan), unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

•	all options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested as of immediately prior to the change of control;

•
all outstanding restricted shares that are still subject to restrictions on forfeiture will become fully vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to the change in control;

•	all cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

•
all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a “change of control” is defined to mean any of the following events, generally:

•	the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

•	the approval by our stockholders of a plan of our complete liquidation or dissolution; or

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

To promote open discussion among the directors, our directors meet in regularly scheduled and ad hoc executive session without participation of management and will continue to do so in 2025.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Mr. Erik Lind was initially elected in July 2005. Mr. Einar Michael Steimler was initially appointed in March 2010. Mr. Joseph H. Pyne was initially appointed in September 2015. Mr. Jeremy Kramer was initially elected in June 2017. Mrs. Sophie Rossini was initially appointed in November 2020. Ms. Ana Zambelli was initially appointed in February 2024. The term of our Class II directors, Mr. Steimler and Mr. Pyne, expires in 2025, the term of our Class I directors, Mr. Kramer and Ms. Zambelli, expires in 2026 and the term of our Class III directors, Mr. Lind and Mrs. Rossini, expires in 2027. Mr. Steimler and Mr. Pyne were re-elected as our Class II directors at our annual stockholders meeting on June 16, 2022. Mr. Kramer was re-elected as our Class I director at our annual stockholders meeting on June 15, 2023. Mr. Lind and Mrs. Rossini were re-elected as our Class III directors at our annual stockholders meeting on June 12, 2024.

BOARD COMMITTEES

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls); (ii) the integrity of our financial statements; (iii) our risk management systems and compliance with legal and regulatory requirements and ethical standards; (iv) significant financial transactions and financial policy and strategy; (v) the qualifications and independence of our outside auditors; (vi) the performance of our internal audit function; and (vii) the outside auditors’ annual audit of our financial statements. Mr. Erik Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K. The members of the audit committee are Mr. Kramer (chairperson), Mr. Lind and Mrs. Rossini.

The purpose of our compensation committee is to (i) discharge the board of directors’ responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC. The members of the compensation committee are Mr. Pyne (chairperson), Mr. Steimler and Mr. Kramer.

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

As of December 31, 2024, we had 924 employees, comprised of 816 seafarers and 108 shore-side staff employed through the subsidiaries in Monaco, Norway, Singapore and India, compared to 1,212 employees as of December 31, 2023, and 1,252 employees as of December 31, 2022. Our shore-side employees are not represented by any collective bargaining agreements, while all onboard seafarers are represented by the vessel’s collective bargaining agreements. We have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.” See “Item 6.B. Compensation” for a description of the Company’s Incentive Compensation Plan under which employees of the Company can be awarded restricted shares of the Company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and/or Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 15, 2025. We have one class of common stock outstanding, with each outstanding share entitled to one vote. Our major stockholders do not have different voting rights.

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

	Number of Shares of Common Stock	Percentage of Shares of Common Stock[1]
Owners of more than 5% of a class of our equity securities
FMR LLC[2]	24,193,013	15.1%
BW Group[3]	20,457,995	12.7%
Scorpio Tankers[4]	11,910,730	7.4%
Dimensional Fund Advisors LP5	11,513,966	7.2%

Directors
Erik A. Lind	181,482	*
Einar Michael Steimler	146,994	*
Joseph H. Pyne	205,839	*
Jeremy Kramer	71,332	*
Sophie Rossini	53,731	*
Ana Zambelli	-	*

Executive Officers
Svein Moxnes Harfjeld	1,359,473	*
Laila Cecilie Halvorsen	182,996	*
Directors and executive officers as a group (8 persons)	2,201,847	1.4%

*Less than 1%

1	Calculated based on Rule 13d-3(d)(1) under the Exchange Act, using 160,557,978 shares of common stock issued and outstanding as of March 15, 2025.

2
Based on a Schedule 13G/A filed with the SEC on November 12, 2024, by FMR LLC, which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, FMR LLC was deemed to be a beneficial owner of such shares as of September 30, 2024. As of September 30, 2024, FMR LLC possessed the sole power to vote or direct the vote of 24,188,658 shares and the sole power to dispose or to direct the disposition of 24,193,013 shares. As of March 16, 2023, FMR LLC held 15.0% of shares of common stock. The percentage of shares of common stock held by FMR LLC decreased to 11.3% as of March 15, 2024, and then increased to 15.1% as of March 15, 2025. All shares beneficially owned are shares of common stock.

3
Based on Schedule 13D/A filed with the SEC on May 7, 2024, by BW Group Limited, the BW Group possesses the sole voting power over 20,457,995 shares, a decrease compared to 23,969,469 shares as of April 23, 2024 based on the Schedule 13D/A filed with the SEC on April 25, 2024. For purposes of the reporting requirements of the Exchange Act, BW Group Limited was deemed to be a beneficial owner of such shares as of May 3, 2024. As of March 15 2024, BW Group held 16.0% of shares of common stock. The percentage of shares of common stock held by BW Group decreased to 12.7% as of March 15, 2025. All shares beneficially owned are shares of common stock.

4
Based on Schedule 13D filed with the SEC on January 29, 2025, by Scorpio Tankers Inc., Scorpio Holdings Limited (“Scorpio Holdings”), Scorpio Services Holding Limited, a wholly-owned subsidiary of Scorpio Holdings, and Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings, Scorpio possesses the sole voting power over 11,910,730 shares. For purposes of the reporting requirements of the Exchange Act, Scorpio was deemed to be a beneficial owner of such shares as of January 29, 2025. All shares beneficially owned are shares of common stock.

5
Based on a Schedule 13G/A filed with the SEC on January 23, 2025, by Dimensional Fund Advisors LP (“Dimensional”), which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, Dimensional was deemed to be a beneficial owner of such shares as of January 23, 2025. As of January 23, 2025, Dimensional possessed the sole power to vote or direct the vote of 11,513,966 shares and the sole power to dispose or to direct the disposition of 11,681,341 shares. All shares beneficially owned are shares of common stock.

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders. To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of March 15, 2025, we had 23 shareholders of record, 17 of which were located in the U.S. and held an aggregate of 160,506,950 of our common shares, representing 99.97% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 160,487,897 of our common shares as of March 15, 2025. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

Investor Rights Agreement (“IRA”)

We have granted BW Group, as a significant minority investor in DHT, certain minority rights under the IRA. BW Group also agreed under the IRA to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder. On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share (the “BW Group Offering”), after which BW Group held 23.3% of the total voting power of DHT capital stock and owned 72% of the aggregate number of shares that BW Group received as consideration under the Vessel Acquisition Agreement, dated March 23, 2017 (the “VAA”). As a result, the standstill on BW Group, which was in effect until BW Group no longer held 25% of the total voting power of DHT voting stock, has expired (the “Standstill Expiration”) and certain rights and obligations of and restrictions upon BW Group and its controlled affiliates under the IRA have been terminated. The provisions that remain in effect are, in each case, described below.

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

We have issued certain guarantees for certain of our subsidiaries. This mainly relates to our secured credit facilities, all of which are entered into by special-purpose wholly owned vessel-owning subsidiaries as borrowers and guaranteed by DHT Holdings, Inc. A summary of these secured credit facilities can be found under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

DHT intends to return 100% of its ordinary net income to shareholders in the form of quarterly cash dividends (refer to “Item 3.D. Risk Factors—Risks Relating to Our Capital Stock—We may not pay dividends in the future, and our dividend policy is subject to change at any time”).

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

The dividends paid related to the four quarters of 2022 amounted to $0.02, $0.04, $0.04 and $0.38 per share of common stock, respectively. The dividends paid related to the four quarters of 2023 amounted to $0.23, $0.35, $0.19 and $0.22 per share of common stock, respectively. The dividends paid related to the four quarters of 2024 amounted to $0.29, $0.27, $0.22 and $0.17 per share of common stock, respectively.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We do not expect to pay any income taxes in the Marshall Islands. We also do not expect to pay any income taxes in the U.S. Please see the sections of this report entitled “Item 10.E. Additional Information—Taxation.”

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2024, we had 159,983,104 shares of common stock outstanding. As of March 15, 2025, we had 160,557,978 shares of common stock outstanding and no shares of any class of preferred stock. As of December 31, 2024, neither we nor our subsidiaries held any shares of common stock or any shares of any series of preferred stock.

In March 2022, our board of directors approved a repurchase through March 2023 of up to $50 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2022, we repurchased and retired 4,326,379 shares of common stock in the open market at an average price of $5.71 per share. In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2023, the Company repurchased and retired 2,209,927 shares of common stock in the open market at an average price of $8.49 per share. In March 2024, our board of directors approved a repurchase through March 2025 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2024, the Company repurchased and retired 1,481,383 shares of common stock in the open market at an average price of $8.89 per share. In March 2025, our board of directors approved a repurchase through March 2026 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance.

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

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

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

Our amended and restated bylaws provide that no contract or transaction between us and a director, or one in which a director has a financial interest, is void or voidable solely for this reason, or solely because the director is present at or participates in a board of directors meeting or committee thereof which authorizes the contract or transaction, or solely because his or her vote is counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

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

STOCKHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

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

Marshall Islands	Delaware

Stockholder Meetings

Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

May be held in or outside of the Marshall Islands Notice:	May be held in or outside of Delaware

Notice:		Notice:

•	Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting	•	Whenever stockholders are required to take action at a meeting, a written notice of the meeting shall state the place, if any, date and hour of the meeting and the means of remote communication, if any

•	A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	•	Written notice shall be given not less than 10 nor more than 60 days before the meeting

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

No provision for cumulative voting	The certificate of incorporation may provide for cumulative voting

Directors

The board of directors must consist of at least one member	The board of directors must consist of at least one member

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

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•	Alters or abolishes any preferential right of any outstanding shares having preference;

•	Creates, alters, or abolishes any provision or right with respect to the redemption of any outstanding shares;

•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

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

Other than the Executive Officer Employment Agreements, our guarantees for certain of our subsidiaries, the Danish Ship Finance Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility, the ING Credit Facility and the VAA and IRA with BW Group, each of which is described above, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision with respect to the acquisition, ownership and disposition of our common stock and preferred stock. This discussion does not purport to deal with the tax consequences to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock or preferred stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, certain U.S. expatriates, persons required to accelerate the recognition of any item of gross income with respect to debt securities as a result of such income being recognized on an applicable financial statement, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons required to recognize any item of gross income as a result of such income being recognized on an applicable financial statement, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

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

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% U.S. federal income tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the U.S.; and

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

(i)
our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of all of our outstanding stock, referred to as the “trading threshold test”;

(ii)
our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, referred to as the “trading frequency test”; and

(iii)
the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), referred to as the “trading volume test.”

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

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2025, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel; provided that the sale is considered to occur outside of the U.S. under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the U.S. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the U.S.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a current maximum preferential tax rate of 20%; provided that (i) our common stock is readily tradable on an established securities market in the U.S. (such as the NYSE), which we expect to be the case; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below); (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend,” generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of the amount of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible, provided that we are not a PFIC, as discussed below.

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

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, such U.S. Holder being referred to as an “Electing Holder,” the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such income inclusions would not be eligible for the current maximum 20% preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P. Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above. Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “Taxation of U.S. Holders of a PFIC Not Making a Timely QEF or ‘Mark-to-Market’ Election.”

A QEF election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC.

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock; provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return. We believe our common stock will be treated as “marketable stock” for this purpose.

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

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.); or

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

Backup Withholding and Information Reporting

In general, dividend payments (or other taxable distributions) and proceeds from the disposition of our common stock made to you may be subject to information reporting requirements if you are a U.S. Non-Corporate Holder. Such payments may also be subject to backup withholding if you are a U.S. Non-Corporate Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

We are subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal stockholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as U.S. companies; however, we intend to furnish holders of our common stock with reports annually containing consolidated financial statements audited by independent accountants. We also intend to file quarterly unaudited financial statements under cover of Form 6-K.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to SOFR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in SOFR would have increased our interest expense for the year ended December 31, 2024 by $4.2 million based upon our debt level as of December 31, 2024 ($4.4 million in 2023). We have only immaterial currency risk since all income and the majority of vessel expenses are in U.S. dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The majority of our cash is held by Nordea, DNB, OCBC, Credit Agricole, CFM Indosuez, Citibank, SBI Singapore and United Overseas Bank. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant part of our vessels is currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2024 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the president & chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

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

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2024.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024 based on the provisions of Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2024.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young AS, an independent registered public accounting firm. Their report appears in Item 18 beginning on page F‑2.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table shows the fees that the Company was billed for the audit and other services provided by Ernst & Young for the fiscal years ended December 31, 2024 and 2023.

Fees	2024	2023
Audit Fees [1]	$640,185	$584,867
Audit-Related Fees [2]	66,907	44,307
Tax Fees [3]	8,979	8,935
All Other Fees	-	-
Total	$716,071	$638,111

1
Audit fees for 2024 and 2023 represent fees for professional services provided in connection with the audit of our consolidated financial statements as of and for the periods ended December 31, 2024 and 2023, respectively.

2	Audit-related fees for 2024 consisted of $48,801 in respect of quarterly procedures. Audit-related fees for 2023 consisted of $44,307 in respect of quarterly procedures.

3	Tax fees for 2024 and 2023 represent fees for professional services provided in connection with tax compliance.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely manner of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm, Ernst & Young AS, in the fiscal years ended December 31, 2024 and 2023.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Number of shares purchased[1]	Average price paid per share	Total number of shares purchased as part of our publicly announced program	Maximum dollar value of shares that may yet be purchased under the program (USD millions)
January 2024	-	$-	-	$81.2
February 2024	-	-	-	81.2
March 2024	-	-	-	100.0
April 2024	-	-	-	100.0
May 2024	-	-	-	100.0
June 2024	-	-	-	100.0
July 2024	-	-	-	100.0
August 2024	-	-	-	100.0
September 2024	-	-	-	100.0
October 2024	-	-	-	100.0
November 2024	-	-	-	100.0
December 2024	1,481,383	8.89	1,481,383	86.8
Total	1,481,383	$8.89	1,481,383	$86.8

[1]	These shares were repurchased under the authorized share repurchase program of up to $100 million covering the period from March 2024 to March 2025, approved by our board in March 2024.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, officers and employees and consultants or independent contractors engaged by our Company, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this annual report.

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

Risks from identified cybersecurity threats include, among other things, operational risks, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents could materially affect us, including our business strategy, results of operations, or financial condition, under “Item 3.D. Risk Factors—Risks Relating to Our Company—A cyberattack could lead to a material disruption of our IT systems and the loss of business information, which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs” which is incorporated by reference into this Item 16K.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our audit committee is responsible for the oversight of risks from cybersecurity threats. Members of the audit committee are, on at least an annual basis, updated by senior management, who are collectively responsible for assessing and managing cybersecurity risks as part of our overall risk management systems and processes. The Company has contracted with third-party cybersecurity consultants that provide the relevant expertise to assist senior management in assessing and managing the cybersecurity risks identified. Reporting lines within the organization, and with our third-party cybersecurity consultants, have been set up to ensure senior management is informed about cybersecurity incidents.

In addition to the above reporting processes, our board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

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

4.2
Danish Ship Finance Credit Facility, dated October 27, 2023 (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2023, Commission File Number 001-32640).

4.3
Credit Agricole Credit Facility, dated as of June 22, 2015, as amended and restated November 29, 2022, among DHT Tiger Limited, as borrower, DHT Holdings, Inc., as guarantor, the lenders party thereto and Credit Agricole Corporate and Investment Bank, as Agent (incorporated by reference to Exhibit 4.3 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2022, Commission File Number 001-32640).

4.4
Nordea Credit Facility, dated as of June 27, 2023, among the borrowers party thereto, DHT Holdings, Inc., as guarantor, the lenders party thereto and Nordea Bank Abp, filial I Norge, as Agent (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2023, Commission File Number 001-32640).

4.5
ING Credit Facility, dated as of January 26, 2023, among the borrowers party thereto, DHT Holdings, Inc., as guarantor, the lenders party thereto and ING Bank N.V., as Agent (incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2022, Commission File Number 001-32640).

4.6
Employment Agreement of Svein Moxnes Harfjeld with DHT Management S.A.M. (effective as of November 1, 2019) (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2019, Commission File Number 001-32640).

4.7	Employment Agreement Addendum of Svein Moxnes Harfjeld with DHT Management S.A.M. (effective as of December 10, 2024).
4.8
Employment Agreement of Laila Cecilie Halvorsen with DHT Management AS. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.9	Employment Agreement Addendum of Laila Cecilie Halvorsen with DHT Management AS (effective as of December 10, 2024).
4.10
Form of Indemnification Agreement (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.11	2019 Incentive Compensation Plan (filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-234062) with the SEC on September 26, 2019, and incorporated herein by reference).
4.12
2022 Incentive Compensation Plan (filed as Exhibit 4.11 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2022, Commission File Number 001-32640 and incorporated herein by reference).

8.1	List of Significant Subsidiaries.
11.1	Insider Trading Policy.
12.1	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of President & Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
15.1	Consent of Ernst & Young AS.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2023, Commission File Number 001-32640).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 20, 2025	By:	/s/ Svein Moxnes Harfjeld
Name:	Svein Moxnes Harfjeld
Title:	President & Chief Executive Officer (Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DHT Holdings, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2025 expressed an unqualified opinion thereon.

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
Vessel impairment reversals assessment

Description of the Matter
The carrying value of the Company’s vessels was $1,186 million as of December 31, 2024. As explained in Notes 2 and 6 to the consolidated financial statements, management assesses at each reporting date if there is an indication that an impairment recognized on its vessels in prior periods may no longer exist or may have decreased. Where indicators of reversal of impairment were identified, management assessed whether the recoverable amount based on vessel market values exceeded the carrying value, and recorded reversals of previous impairment charges of $27.9 million for the year ended December 31, 2024.

Auditing management’s assessment of reversal of previous impairment charges was complex and required significant auditor judgment around assumptions used by management in determining the vessel’s market values. The most significant assumption used was shipbroker valuations, which use a combination of vessel specific inputs such as age and yard, and assumptions based on market data, including any recent comparable vessel transactions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s impairment reversal process, including controls over management’s review of the vessels’ market values.

We performed audit procedures that included, among others, comparing management’s methodology against the accounting guidance under IAS 36 Impairment of Assets. We tested the shipbroker valuations by performing inquiries with the shipbroker regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation for the vessels by comparing the above mentioned vessel specific inputs with vessel records and supporting documentation. We further performed a comparison of the shipbroker valuations against comparable vessel sale transactions in 2024.

In addition, we recalculated the reversal of previous impairment charges and compared it against the amount recognized by management. We also assessed the adequacy of the Company’s disclosures in Note 6 of the consolidated financial statements against the requirements of the relevant accounting standards.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2021.

Oslo, Norway
March 20, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DHT Holdings, Inc.

Opinion on Internal Control Over Financial Reporting
We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DHT Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated March 20, 2025 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young AS

Oslo, Norway
March 20, 2025

DHT Holdings, Inc.

Consolidated Statement of Financial Position

		December 31,	December 31,
(Dollars in thousands)	Note	2024	2023

ASSETS
Current assets
Cash and cash equivalents	8,9	$78,143	$74,738
Accounts receivable and accrued revenues	8,9	53,715	75,848
Capitalized voyage expenses	4	2,450	2,549
Prepaid expenses	11	7,200	13,557
Inventories	12	37,688	33,806
Asset held for sale	6	22,693	-
Total current assets		$201,889	$200,498

Non-current assets
Vessels	6	1,185,576	1,283,710
Vessels under construction	6	93,178	-
Vessel upgrades	6	-	10
Other property, plant and equipment	6	4,589	6,649
Goodwill	16	1,356	1,356
Total non-current assets		$1,284,698	$1,291,725

Total assets		$1,486,587	$1,492,223

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	7,8	23,436	20,493
Current portion long-term debt	8,9	78,649	30,300
Other current liabilities	8	1,389	1,418
Deferred shipping revenues	4	6,139	4,394
Total current liabilities		$109,613	$56,605

Non-current liabilities
Long-term debt	8,9	330,775	398,425
Other non-current liabilities		3,497	5,527
Total non-current liabilities		$334,273	$403,952

Total liabilities		$443,886	$460,557

Equity
Common stock at par value	10	1,600	1,610
Additional paid-in capital		1,217,651	1,228,254
Accumulated deficit		(186,321)	(206,477)
Translation differences		39	201
Other reserves		5,273	3,566
Total equity attributable to the Company		$1,038,242	$1,027,153
Non-controlling interest		$4,459	$4,513
Total equity		$1,042,701	$1,031,667

Total liabilities and equity		$1,486,587	$1,492,223

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands, except share and per share amounts)	Note	2024	2023	2022

Shipping revenues	3,4	$567,835	$556,075	$450,381

Other revenues	4	3,938	4,481	3,764

Total revenues		$571,773	$560,556	$454,146

Gain on sale of vessels	6	-	-	19,513

Operating expenses
Voyage expenses	11	(179,623)	(165,667)	(185,502)
Vessel operating expenses	11	(78,594)	(75,429)	(73,809)
Depreciation and amortization	6	(111,884)	(108,902)	(123,255)
Reversal of prior impairment charges	6	27,909	-	-
General and administrative expense	11	(18,944)	(17,448)	(16,889)
Total operating expenses		$(361,136)	$(367,447)	$(399,455)

Operating income		$210,637	$193,110	$74,204

Share of profit from associated companies	16	-	-	1,327
Interest income		3,918	4,485	1,076
Interest expense		(30,399)	(33,061)	(26,197)
Fair value gain/(loss) on derivative financial liabilities	8	-	(504)	14,983
Other financial (expense)/income		(2,088)	(1,984)	(2,826)
Profit/(loss) before tax		$182,069	$162,046	$62,567

Income tax expense	15	(608)	(649)	(587)
Profit/(loss) for the year		$181,460	$161,397	$61,979
Attributable to the owners of non-controlling interest		$84	$43	$459
Attributable to the owners of parent		$181,377	$161,353	$61,520

Attributable to the owners of parent:
Basic earnings/(loss) per share		$1.12	$0.99	$0.37
Diluted earnings/(loss) per share		$1.12	$0.99	$0.37

Weighted average number of shares (basic)	5	161,354,507	162,178,499	164,692,954
Weighted average number of shares (diluted)	5	161,441,782	162,356,735	164,850,091

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2024	2023	2022

Profit/(loss) for the year		$181,460	$161,397	$61,979
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of tax		176	(494)	(101)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency denominated associate and subsidiary		(300)	115	101
Total comprehensive income/(loss) for the period net of tax		$181,336	$161,017	$61,979

Attributable to the owners of non-controlling interest		$(54)	$95	$523
Attributable to the owners of parent	17	$181,390	$160,922	$61,456

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

				Paid-in					Non-
(Dollars in thousands, except per share data)				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
		Shares	Amount	Capital	Shares	Deficit	Differences	Reserves [1]	Interest	Equity
Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359
Profit for the year	5	-	-	-	-	61,520	-	-	459	61,979
Other comprehensive income/(loss)		-	-	-	-	(101)	37	-	64	(1)
Total comprehensive income/(loss)		-	-	-	-	61,419	37	-	523	61,979
Cash dividends declared and paid	10	-	-	-	-	(19,679)	-	-	-	(19,679)
Purchase of treasury shares	10	-	-	-	(24,758)	-	-	-	-	(24,758)
Retirement of treasury shares	10	(4,326,379)	(43)	(24,715)	24,758	-	-	-	-	-
Adjustment related to non-controlling interest		-	-	-	-	-	-	-	4,452	4,452
Compensation related to options and restricted stock	10,11	852,948	9	4,469	-	-	-	(345)	-	4,133
Balance at December 31, 2022		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486

Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit for the year	5	-	-	-	-	161,353	-	-	43	161,397
Other comprehensive income/(loss)		-	-	-	-	(494)	63	-	52	(380)
Total comprehensive income/(loss)		-	-	-	-	160,859	63	-	95	161,017
Cash dividends declared and paid	10	-	-	-	-	(186,672)	-	-	(590)	(187,262)
Purchase of treasury shares	10	-	-	-	(18,808)	-	-	-	-	(18,808)
Retirement of treasury shares	10	(2,209,927)	(22)	(18,786)	18,808	-	-	-	-	-
Compensation related to options and restricted stock	10,11	556,130	6	3,285	-	-	-	(57)	-	3,233
Balance at December 31, 2023		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667

Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit for the year	5	-	-	-	-	181,377	-	-	84	181,460
Other comprehensive income/(loss)		-	-	-	-	176	(162)	-	(138)	(124)
Total comprehensive income/(loss)		-	-	-	-	181,552	(162)	-	(54)	181,336
Cash dividends declared and paid	10	-	-	-	-	(161,396)	-	-		(161,396)
Purchase of treasury shares	10	-	-	-	(13,196)	-	-	-	-	(13,196)
Retirement of treasury shares	10	(1,481,383)	(15)	(13,181)	13,196	-	-	-	-	-
Compensation related to options and restricted stock	10,11	464,945	5	2,578	-	-	-	1,707	-	4,290
Balance at December 31, 2024		159,983,104	$1,600	$1,217,651	$-	$(186,321)	$39	$5,273	$4,459	$1,042,701

1     Other reserves are related to share-based payments.

The footnotes are an integral part of these consolidated financial statement

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2024	2023	2022

Cash flows from operating activities
Profit/(loss) for the year		$181,460	$161,397	$61,979
Items included in net income not affecting cash flows:
Depreciation and amortization	6	111,884	108,902	123,255
Reversal of prior impairment charges	6	(27,909)	-	-
Amortization of deferred debt issuance cost		2,628	2,972	2,902
(Gain) / loss, disposal of property, plant and equipment		-	18	-
(Gain)/loss, sale of vessel	6	-	-	(19,513)
Fair value (gain)/loss on derivative financial liabilities	8	-	504	(14,983)
Impairment of equity accounted investment	16	-	-	637
Compensation related to options and restricted stock	11	4,290	3,233	4,133
Net foreign exchange differences		10	(32)	(73)
(Gain)/loss modification of debt	8	-	(693)	(669)
Share of profit in associated companies	16	-	-	(1,327)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	22,133	(16,383)	(28,703)
Capitalized voyage expenses	4	99	250	(1,403)
Prepaid expenses	11	6,358	(3,007)	(3,537)
Accounts payable and accrued expenses	7	(163)	(5,232)	5,573
Deferred shipping revenues	4	1,745	222	(693)
Inventories	12	(3,882)	(738)	327
Net cash provided by operating activities		$298,654	$251,411	$127,906

Cash flows from investing activities
Investment in vessels	6	(6,687)	(128,081)	(9,902)
Investment in vessels under constuction	6	(90,196)	-	-
Proceeds from sale of vessels	6	-	-	112,399
Purchase of non-controlling interest in subsidiary		-	-	(2)
Acquisition of subsidiary, net of cash paid	16	-	-	8,267
Proceeds from sale of derivatives		-	3,256	-
Investment in other property, plant and equipment		(149)	(152)	(243)
Net cash (used in)/provided by investing activities		$(97,032)	$(124,977)	$110,518

Cash flows from financing activities
Cash dividends paid	10	(161,396)	(186,672)	(19,679)
Dividends paid to non-controlling interest		-	(590)	-
Repayment principal element of lease liability	8	(1,390)	(1,424)	(1,090)
Issuance of long-term debt	8,9	85,000	339,633	4,008
Purchase of treasury shares	10	(13,196)	(18,808)	(24,758)
Repayment of long-term debt	8,9	(106,927)	(309,902)	(131,825)
Net cash used in financing activities		$(197,908)	$(177,763)	$(173,343)

Net (decrease)/increase in cash and cash equivalents		3,713	(51,329)	65,081
Net foreign exchange difference		(308)	119	209
Cash and cash equivalents at beginning of period		74,738	125,948	60,658
Cash and cash equivalents at end of period	8,9	$78,143	$74,738	$125,948

Specification of items included in operating activities:
Interest paid		$31,257	$29,480	$23,450
Interest received		$3,842	$5,076	$1,481

The footnotes are an integral part of these consolidated financial statement

Notes to the Consolidated Financial Statements
for the years ended December 31, 2024, 2023 and 2022

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “the parent company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Company has 35 subsidiaries, of which 31 are wholly owned. Of the wholly owned subsidiaries, 21 are Marshall Island companies, seven are Cayman Islands companies, two are Singaporean companies and one is a Norwegian company. 17 Marshall Islands subsidiaries and seven Cayman Islands subsidiaries are vessel-owning companies (the “vessel subsidiaries”). The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. Additionally, four Marshall Islands subsidiaries are related to newbuilding contracts. The Company also has a Monegasque company, in which the Company has a 99% ownership interest, a Singaporean company, in which the Company has a 53% ownership interest and its 100% subsidiaries, a Singaporean company and an Indian company, in each of which the Company indirectly has a 53% ownership interest.

Our principal activity is the ownership and operation of a fleet of crude oil carriers. As of December 31, 2024 our fleet consisted of 24 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 270,000 to 320,000 deadweight tons, or “dwt.” Our fleet principally operates on international routes and has a combined carrying capacity of 7,479,177 dwt.

With regards to amounts in the financial statements, these are shown in USD thousands.

Note 2 – Material accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

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

Acquisitions made by the Company which do not qualify as a business combination under IFRS 3 Business Combinations are accounted for as asset acquisitions.

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

Asset held for sale

Vessels are classified separately as held for sale as part of current assets in the statement of financial position when their carrying amount will be recovered through a sale of transaction rather than continuing use. Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Costs to sell are the incremental costs directly attributable to the disposal of the vessel, excluding finance costs and income tax expense. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification. Once classified as held for sale, vessels are no longer depreciated or amortized.

Vessels under construction

Newbuildings represent vessels under construction and are accounted for in accordance with progress payments to the shipyard and capitalized borrowing costs. The progress payments align with the milestones that are usually part of a newbuilding contract: signing or receipt of refund guarantee, steel cutting, keel laying, launching and delivery. All progress payments are guaranteed by refund guarantees provided by the shipyards. Vessels under construction are presented at cost less identified impairment losses, if any. Borrowing costs are capitalized during construction of newbuildings based on accumulated expenditures for the applicable vessel at the Company’s current weighted average rate of borrowing. The Company does not have any specific borrowing related to the newbuilding contracts.

Vessel upgrades

Advances related to capital expenditures are recorded in the statement of financial position as “Vessel upgrades” under non-current assets. Vessel upgrades will be capitalized and reclassified to “Vessels” under non-current assets upon completion of maintenance.

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

Impairment of vessels and reversal of prior impairment

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

Inventories

Inventories consist mainly of bunkers, which are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in acquiring the bunkers and delivery cost less discounts. Bunker expenses are recognized as part of voyage expenses in the consolidated income statement upon consumption.

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

Other revenue primarily comprises revenues earned from the technical management of third party vessels and is recognized over time following the timing of satisfaction of the performance obligation.

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

The Company has previously utilized interest rate swaps to convert part of its interest-bearing debt from floating to fixed rate.

The derivatives were initially recognized at fair value at the date the derivative contract was entered into and was subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss was recognized in fair value gain/(loss) on derivative financial liabilities. The interest rate swaps did not qualify for hedge accounting. The Company is currently not utilizing interest rate swaps to convert part of its interest-bearing debt from floating to fixed rate.

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

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 6 – Vessels, subsidiaries and other property, plant and equipment
•	Note 8 – Financial instruments
•	Note 11 – Operating expenses

Use of estimates and assumptions

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Areas where significant estimates and assumptions have been applied are:

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

•
Fair value less cost of disposal: The Company uses a market approach to determine the fair value of vessels. The key inputs used are valuations (“market values”) from brokers, which are corroborated by management against market transactions for similar types of vessels. The Company believes that these valuations represent an important source of information in estimating fair value. The main valuation assumption used by the broker is that there is a “willing seller and a willing buyer” at arm’s length. Furthermore, the valuation assumes vessels being sold individually, i.e., not in block-deals, which involves the sale of more than one vessel, as this might affect the price of the vessels. The valuation is provided on a gross basis, not considering relevant transactions costs to conclude a sale. Based on prior sale of vessels, the Company assumes that the cost of disposal mainly consists of the brokerage commission, which typically is a percentage of the sales price based on previous experience. Historically, the number of individual VLCC sales transactions has been limited. As a result, the Company has categorized the fair value measurement as being based on Level 3 inputs. See Note 6 for further disclosures.

Use of judgment

In the process of applying the Company’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

•
Impairment/Reversal of impairment: Each of the Company’s vessels has been treated as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value-in-use analysis. Judgment, as disclosed in Note 6, has been applied in connection with the assessment of indicators of impairment or reversal of prior impairment.

Application of new and revised International Financial Reporting Standards

New and amended standards and interpretations

The following new and amended accounting standards did not have any material impact on the Company’s consolidated financial statements.

Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

New standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes.
In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18 and the amendments to the other standards are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is in the process of assessing the impact of the new standard with respect to the financial statements and the notes to the financial statements.

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

Entity-wide disclosures

Information about major customers:

As of December 31, 2024, the Company had 24 vessels in operation of which seven were on time charters and 17 were vessels operating in the spot market.

For the period from January 1, 2024, to December 31, 2024, five customers represented $113,134 thousand, $98,634 thousand, $72,462 thousand, $40,368 thousand, and $24,237 thousand, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $348,836 thousand, equal to 61 percent of the shipping revenues of $567,835 thousand for the period from January 1, 2024, to December 31, 2024.

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

Note 4 – Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2024	2023	2022
Time charter revenues[1]	$82,640	$74,989	$75,790
Voyage charter revenues[2]	485,195	481,087	374,592
Shipping revenues	$567,835	$556,075	$450,381
Other revenues[3]	3,938	4,481	3,764
Total revenues	$571,773	$560,556	$454,146
Whereof IFRS 15 revenues	$507,569	$504,529	$397,500

[1]
The majority of time charter revenues are presented in accordance with IFRS 16, while the portion of time charter revenues related to technical management services, equaling $18,436 thousand, $18,961 thousand and $19,144 thousand, for 2024, 2023 and 2022, respectively, is recognized in accordance with IFRS 15.

[2]	Voyage charter revenues are related to revenue from spot charters and are presented in accordance with IFRS 15.
[3]	Other revenues mainly relate to technical management services provided and are presented in accordance with IFRS 15.

The following summarizes the Company’s vessel employment as of December 31, 2024:

Vessel	Type of Employment	Expiry
VLCC
DHT Appaloosa	Spot
DHT Mustang	Spot
DHT Bronco	Spot
DHT Colt	Spot
DHT Stallion	Spot
DHT Tiger	Spot
DHT Harrier	Time charter	Q4 2025
DHT Puma	Time charter with profit sharing	Q1 2026
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Time charter	Q3 2025
DHT Leopard	Time charter	Q4 2027
DHT Jaguar	Spot
DHT Taiga	Spot
DHT Opal	Spot
DHT Sundarbans	Time charter with profit sharing	Q1 2025
DHT Redwood	Spot
DHT Amazon	Spot
DHT Peony	Spot
DHT Lotus	Spot
DHT China	Spot
DHT Europe	Time charter	Q2 2025
DHT Bauhinia	Spot
DHT Scandinavia	Spot

Future charter payments

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

Year	Amount
2025	$68,680
2026	26,552
2027	17,885
Thereafter	-
Net charter payments	$113,117

The future net charter payments were $147,072 thousand for the year ending December 31, 2023 and $95,873 thousand for the year ending December 31, 2022.

Any extension periods, unless already exercised as of December 31, 2024, are not included in the table above. Time charter hire payments are not received when a vessel is off-hire, including off-hire related to normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Contract balances

Contract balances and related disclosures have been included in the following places in the notes to the Company’s consolidated financial statements:

Note
Accounts receivable and accrued revenues	8,9

Deferred shipping revenues relate to charter hire payments paid in advance. The year-end deferred shipping revenues balances have been recognized as revenue in the following year due to the short-term nature of the advances.

	2024	2023	2022
Deferred shipping revenues	$6,139	$4,394	$4,172

Capitalized voyage expenses

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was:

	2024	2023	2022
Capitalized voyage expenses	$2,450	$2,549	$2,799

During the twelve months of 2024, $2,549 thousand was amortized related to voyages in progress as of December 31, 2023, and $2,027 thousand was amortized related to the voyages in progress as of December 31, 2024. No impairment losses were recognized in the period. During the twelve months of 2023, $2,799 thousand was amortized related to voyages in progress as of December 31, 2022, and $2,264 thousand was amortized related to the voyages in progress as of December 31, 2023. No impairment losses were recognized in the period. During the twelve months of 2022, $1,395 thousand was amortized related to voyages in progress as of December 31, 2021, and $1,945 thousand was amortized related to the voyages in progress as of December 31, 2022. No impairment losses were recognized in the period.

Concentration of risk

As of December 31, 2024, seven of the Company’s 24 vessels were chartered to five different counterparties and 17 vessels were operated in the spot market.

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

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2024	2023	2022
Profit/(loss) for the period used for calculation of EPS - basic	$181,377	$161,353	$61,520
Profit/(loss) for the period used for calculation of EPS - dilutive	$181,377	$161,353	$61,520

Basic earnings per share:
Weighted average shares outstanding - basic	161,354,507	162,178,499	164,692,954

Diluted earnings per share:
Weighted average shares outstanding - basic	161,354,507	162,178,499	164,692,954
Dilutive equity awards	87,274	178,236	157,137
Weighted average shares outstanding - dilutive	161,441,782	162,356,735	164,850,091

Note 6 – Vessels, subsidiaries and other property, plant and equipment

The vessels are owned by companies incorporated in the Marshall Islands or the Cayman Islands. The Company directly owns 100% of the vessel subsidiaries. The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. In addition, the Company has four Marshall Islands subsidiaries related to the newbuilding contracts, a vessel-chartering subsidiary and three subsidiaries, DHT Management S.A.M. (Monaco), DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., that perform management services for DHT and its subsidiaries. Furthermore, the Company directly owns 53% of Goodwood providing technical management services. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Appaloosa Inc	DHT Appaloosa	318,918	Hong Kong	2018
DHT Mustang Inc	DHT Mustang	317,975	Hong Kong	2018
DHT Bronco Inc	DHT Bronco	317,975	Hong Kong	2018
DHT Colt Inc	DHT Colt	319,713	Hong Kong	2018
DHT Stallion Inc	DHT Stallion	319,713	Hong Kong	2018
DHT Tiger Limited	DHT Tiger	299,629	Hong Kong	2017
DHT Harrier Inc	DHT Harrier	299,985	Hong Kong	2016
DHT Puma Limited	DHT Puma	299,629	Hong Kong	2016
DHT Panther Limited	DHT Panther	299,629	Hong Kong	2016
DHT Osprey Inc	DHT Osprey	299,999	Hong Kong	2016
DHT Lion Limited	DHT Lion	299,629	Hong Kong	2016
DHT Leopard Limited	DHT Leopard	299,629	Hong Kong	2016
DHT Jaguar Limited	DHT Jaguar	299,629	Hong Kong	2015
Samco Iota Ltd	DHT Taiga	318,130	Hong Kong	2012
DHT Opal Inc	DHT Opal	320,105	Hong Kong	2012
Samco Theta Ltd	DHT Sundarbans	318,123	Hong Kong	2012
Samco Kappa Ltd	DHT Redwood	318,130	Hong Kong	2011
Samco Eta Ltd	DHT Amazon	318,130	Hong Kong	2011
DHT Peony Inc	DHT Peony	320,013	Hong Kong	2011
DHT Lotus Inc	DHT Lotus	320,142	Hong Kong	2011
Samco Epsilon Ltd	DHT China	317,794	Hong Kong	2007
Samco Delta Ltd	DHT Europe	317,713	Hong Kong	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	Hong Kong	2007
Samco Gamma Ltd	DHT Scandinavia	317,826	Hong Kong	2006

Vessels

(Dollars in thousands)	Vessels	Drydock	EGCS[1]	Total
Cost
As of January 1, 2024	$1,929,513	$48,736	$74,630	$2,052,878
Transferred to asset held for sale	(62,829)	(1,756)	(3,836)	(68,421)
Transferred from vessel upgrades	-	6,624	-	6,624
Disposals	-	(8,339)	-	(8,339)
As of December 31, 2024	$1,866,683	$45,264	$70,794	$1,982,741

Accumulated depreciation and impairment
As of January 1, 2024	$(690,077)	$(22,535)	$(56,556)	$(769,168)
Charge for the period	(90,590)	(10,647)	(8,736)	(109,974)
Reversal prior impairment	27,909	-	-	27,909
Transferred to asset held for sale	41,203	690	3,836	45,728
Disposals	-	8,339	-	8,339
As of December 31, 2024	$(711,556)	$(24,153)	$(61,456)	$(797,165)

Net book value
As of December 31, 2024	$1,155,127	$21,111	$9,338	$1,185,576

Cost
As of January 1, 2023	$1,834,769	$46,617	$51,871	$1,933,258
Additions	94,743	-	-	94,743
Transferred from vessel upgrades	-	11,159	22,758	33,917
Disposals	-	(9,040)	-	(9,040)
As of December 31, 2023	$1,929,513	$48,736	$74,630	$2,052,878

Accumulated depreciation and impairment
As of January 1, 2023	$(602,390)	$(20,792)	$(48,079)	$(671,260)
Charge for the period	(87,688)	(10,784)	(8,477)	(106,948)
Disposals	-	9,040	-	9,040
As of December 31, 2023	$(690,077)	$(22,535)	$(56,556)	$(769,168)

Net book value
As of December 31, 2023	$1,239,435	$26,201	$18,074	$1,283,710

Vessel upgrades
As of January 1, 2024	$-	$10	$-	$10
Additions	-	6,614	-	6,614
Transferred to vessels	-	(6,624)	-	(6,624)
As of December 31, 2024	$-	$-	$-	$-

As of January 1, 2023	$-	$2,807	$1,776	$4,583
Additions	-	8,362	20,983	29,345
Transferred to vessels	-	(11,159)	(22,758)	(33,917)
As of December 31, 2023	$-	$10	$-	$10

Vessels under construction
As of January 1, 2024	$-	$-	$-	$-
Additions	93,178	-	-	93,178
As of December 31, 2024	$93,178	$-	$-	$93,178

[1]	Exhaust Gas Cleaning Systems (“EGCS”).

Vessels under construction

As of December 31, 2024, we had four VLCCs under construction, fitted with exhaust gas cleaning systems, expected to be delivered between February and July 2026. Two VLCCs will be constructed each at Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $129,945 thousand, adjusted for change orders. The initial pre-delivery installments have been recorded in the statement of financial position as “Vessels under construction” under Non-current assets. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs incurred during the construction period. As of December 31, 2024, the Company has paid $90,077 thousand related to the installments under its newbuilding program. In addition, the Company has capitalized $2,953 thousand as borrowing costs in connection with the financing of the vessels under construction, at an average interest rate of 7.2% p.a., and $148 thousand related to other directly attributable expenses. The remaining installments, totaling $429,705 thousand, are planned to be funded with debt financing and cash at hand.

The future expected payments to the builders for the Company’s vessels under construction as of December 31, 2024 are as follows:

(Dollars in thousands)
Year	Amount
2025	$128,393
2026	301,312
Total future expected payments	$429,705

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

Carrying value and impairment

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets. In instances where a vessel is considered impaired, it is written down to its recoverable amount. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. The factors evaluated in the assessment include the carrying amount of net assets compared to market capitalization, the changes in market rates affecting the Company’s weighted average cost of capital, the effect of any changes in the technological, market, economic, or legal environment in which the Company operates, changes in forecasted charter rates, and movements in external broker valuations. The Company also assesses whether any evidence suggests the obsolescence or physical damage of an asset, whether the Company had any plans to dispose of an asset before the previously expected date of disposal, and whether any evidence suggests that the economic performance of an asset was, or would be, worse than expected. To the extent it is determined that indicators of impairment and/or reversal of previously recognized impairment exist, the value in use is estimated for the respective vessels. A reversal of a previously recognized impairment loss is recorded only to the extent there has been an increase in the estimated service potential of an asset, either from use or sale.

Although management believes that the assumptions used to evaluate potential indicators of impairment or reversal of prior impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and could change, possibly materially, in the future.

This also applies to assumptions used to evaluate impairment charges or reversal or prior year impairment charges. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is higher than, equal to or less than the carrying amount for such vessels. Similarly, this applies to the fair value less cost of sales of our vessels, as market fluctuations could lead to valuations that are higher than, equal to, or lower than their carrying amount. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether or when they will change by any significant degree. Charter rates may decline significantly from current levels, which could adversely affect our revenue and profitability and future assessments of vessel impairment.

The market value of our vessels is subject to fluctuations based on various factors, including global economic conditions, interest rates, vessel supply and demand, regulatory changes, and shifts in trade patterns. Periods of high demand and limited vessel supply typically drive up market values, while oversupply, economic downturns or regulatory restrictions can lead to declines. Additionally, vessel values are influenced by secondhand market trends and newbuilding prices, which are, in turn, affected by shipyard capacity and steel prices. Given these factors, market values may not always align with book values, and significant declines could lead to impairment charges.

For the year ending December 31, 2024, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment. However, indicators of reversal of prior impairment were identified. For the years ending December 31, 2023 and 2022, the Company concluded there were no indicators of impairment or reversal of prior impairment.

The Company identified indicators of reversal due to the continued strong market values and triggered by the agreement to sell DHT Scandinavia in the fourth quarter of 2024. According to IAS 36 Impairment of Assets, the increased carrying amount of an asset attributable to a reversal of impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. As a result, the Company reversed prior impairment charges totaling $27.9 million in the fourth quarter of 2024, including $1.2 million related to DHT Scandinavia. The recoverable amount is the fair value based on market values less cost of disposal for all vessels except for DHT Scandinavia, in which case the recoverable amount is the agreed sales price minus cost of disposal.

(Dollars in thousands)
Vessel	Recoverable amount	Reversal of impairment
DHT Tiger	$98,940	$3,474
DHT Puma	94,090	254
DHT Panther	94,090	315
DHT Lion	94,090	42
DHT Leopard	94,090	2,544
DHT Jaguar	89,240	2,622
DHT Taiga	72,750	4,265
DHT Sundarbans	72,750	4,728
DHT Redwood	66,930	2,120
DHT Amazon	66,930	2,894
DHT Europe	46,560	2,431
DHT China	46,560	1,010
DHT Scandinavia¹	42,060	1,210
Total	$979,080	$27,909

[1]	DHT Scandinavia was classified as held for sale from December 10, 2024.

Asset held for sale

In the fourth quarter of 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was accounted for as a current asset held for sale as at December 31, 2024. The vessel was delivered to its new owner on January 15, 2025, and the Company recorded a gain of $19.8 million in the consolidated income statement in the first quarter of 2025.

Sale of vessels

In 2022, the Company entered into three separate agreements to sell its three VLCCs, DHT Hawk, DHT Falcon and DHT Edelweiss, resulting in aggregate proceeds from sale of vessels of $112.4 million. DHT Hawk and DHT Falcon were delivered in May 2022, and DHT Edelweiss was delivered in September 2022. A gain of $19.5 million was recorded in relation to the sale of these VLCCs.

Pledged assets

As of December 31, 2024, all of the Company’s 24 vessels were pledged as collateral under the Company’s secured credit facilities.

Other property, plant and equipment

The Company’s other property, plant and equipment line item in the consolidated statement of financial position mainly consists of right-of-use (“ROU”) assets, fixtures, furniture and computer equipment. The ROU assets relate to the Company’s leased office space in Monaco, Norway, Singapore and India where the Company is a lessee.

(Dollars in thousands)	2024	2023
Right-of-use assets	$3,952	$5,693
Other property, plant and equipment	637	956
Total other property. plant and equipment	$4,589	$6,649

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2024	2023
Accounts payable	$10,002	$9,203
Accrued interest	1,497	2,036
Accrued voyage expenses	3,747	4,829
Accrued employee compensation	3,365	3,306
Other	4,825	1,120
Total accounts payable and accrued expenses	$23,436	$20,493

Note 8 – Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2024	2023
Cash and cash equivalents [1,2]	$78,143	$74,738
Accounts receivable and accrued revenues [1]	53,715	75,848
Total financial assets	$131,858	$150,586

Financial liabilities
Accounts payables and accrued expenses [1]	$23,436	$20,493
Current portion long term debt [1]	78,649	30,300
Long term debt [1]	330,775	398,425
Total financial liabilities	$432,861	$449,219

[1]	Amounts carried at amortized cost.
[2]	Cash and cash equivalents include $339 thousand in restricted cash in 2024 and $370 thousand in restricted cash in 2023, including employee withholding tax.

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

Fair value of derivative financial instruments

Each derivative was initially recognized at fair value at the date the derivative contract was entered into and was subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss has been recognized in fair value gain/(loss) on derivative financial liabilities. The interest rate swaps did not qualify for hedge accounting. The fair value gain/(loss) on derivative financial liabilities represented a non-cash loss of $0.5 million in 2023 and a non-cash gain of $15.0 million in 2022. The Company fully settled the interest swaps in 2023.

Interest-bearing debt

			Remaining	Carrying amount
(Dollars in thousands)	Interest	Maturity	notional	2024	2023
Credit Agricole Credit Facility	SOFR + 2.05%	2028	$32,500	$31,834	$34,097
Danish Ship Finance Credit Facility	SOFR + 2.00%	2025	26,693	26,635	28,982
Nordea Credit Facility	SOFR + CAS[1] + 1.90%	2027	93,521	91,735	90,594
ING Credit Facility	SOFR + 1.90%	2029	221,150	218,311	231,258
ING Credit Facility	SOFR + 1.80%	2029	41,250	40,910	43,794
Total carrying amount			$415,114	$409,424	$428,726
[1]	Credit Adjustment Spread (CAS) of 0.26%.

The difference between the remaining notional and carrying amount for each of the credit facilities is the capitalized borrowing cost.

As of December 31, 2024, $139.4 million was undrawn under the Nordea Credit Facility and $40.1 million was undrawn under the ING Credit Facility.

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

			Non-cash changes

(Dollars in thousands)	As of January 1, 2024	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2024
Bank loans [3]	$428,726	$(21,929)	$2,628	$-	$409,424
Office leases [4]	5,849	(1,390)	-	(298)	4,160
Total	$434,574	$(23,320)	$2,628	$(298)	$413,584

			Non-cash changes

(Dollars in thousands)	As of January 1, 2023	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2023
Bank loans [3]	$396,696	$29,731	$2,972	$(673)	$428,726
Office leases [4]	3,938	(1,424)	-	3,334	5,849
Total	$400,634	$28,307	$2,972	$2,661	$434,574

[1]	The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows.
[2]
Other changes related to bank loans for the years 2023 represent gains on modification of debt which includes previously capitalized fees. Other changes related to office leases for the year 2024 represent lease modification and foreign exchange effects during the year related to IFRS 16. Other changes related to office leases for 2023 represent lease modification and foreign exchange effects during the year related to IFRS 16.

[3]
As of December 31, 2024, bank loans consist of current portion long-term debt of $78,649 thousand and long-term debt of $330,775 thousand. As of December 31, 2023, bank loans consist of current portion long-term debt of $30,300 thousand and long-term debt of $398,425 thousand.

[4]
As of December 31, 2024, office leases consist of $1,389 thousand of current liabilities and $2,771 thousand of non-current liabilities. As of December 31, 2023, office leases consist of $1,418 thousand of current liabilities and $4,431 thousand of non-current liabilities. The remaining balance of non-current liabilities consists of pensions, deferred tax liability, and restoration cost related to office rental.

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

2024: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2024 would decrease/increase by $2,076 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2023: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2023 would decrease/increase by $2,185 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2022: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	loss for the year ended December 31, 2022 would decrease/increase by $457 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2024, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties. As of December 31, 2024, seven of the Company’s 24 vessels are chartered to five different counterparties and 17 vessels are operated in the spot market.

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

Credit risk related to cash and cash equivalents and accounts receivables

The Company seeks to diversify credit risks on cash by holding the majority of its cash in different financial institutions. The Company holds the majority of its cash in Nordea, DNB, OCBC, Credit Agricole, CFM Indosuez, Citibank, SBI Singapore and United Overseas Bank.

As of December 31, 2024, five customers represented $13,023 thousand, $8,150 thousand, $4,912 thousand, $3,545 thousand and $2,913 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2024	2023
Cash and cash equivalents	$78,143	$74,738
Accounts receivable and accrued revenues	53,715	75,848
Maximum credit exposure	$131,858	$150,586

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. The SOFR interest spot rate at December 31, 2024 (and spot rate at December 31, 2023 for comparatives) is used as a basis for preparation.

As of December 31, 2024

(Dollars in thousands)	2025	2026	2027	2028	2029	Thereafter	Total
Interest bearing loans	$106,976	$75,210	$93,077	$63,003	$154,706	$-	$492,972
Total	$106,976	$75,210	$93,077	$63,003	$154,706	$-	$492,972

As of December 31, 2023

(Dollars in thousands)	2024	2025	2026	2027	2028	Thereafter	Total
Interest bearing loans	$65,665	$110,503	$77,736	$93,407	$64,638	$143,919	$555,867
Total	$65,665	$110,503	$77,736	$93,407	$64,638	$143,919	$555,867

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

Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility in the amount of $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, a wholly owned special purpose vessel-owning subsidiary, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S.  The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bore interest at a rate equal to LIBOR + 2.00%. In October 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The Danish Ship Finance Credit Facility bears interest at a rate equal to SOFR plus a margin of 2.00%, and is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million at final maturity.

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

In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled the RCF tranche of $2.4 million. In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed. In December 2022, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2023. In December 2023, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2024. In December 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was delivered to its new owner during the first quarter of 2025. The vessel had no outstanding debt; however, the Company cancelled an undrawn RCF tranche of $15 million in connection with the sale. The outstanding amount is repayable in quarterly installments of $5.9 million from March 2025, with a final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250.0 million.

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

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility, which was subsequently repaid in January 2024. In the second quarter of 2024 and the fourth quarter of 2024, the Company drew down $25 million and $10 million, respectively, under the revolving credit facility, which was used for installments under the newbuilding contracts.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, a wholly owned special-purpose vessel-owning subsidiary of the Company as borrower and DHT Holdings, Inc. as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

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

Note 10 – Stockholders’ equity and dividend payment

Stockholders’ equity

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2022	162,653,339
Restricted stock issued	556,130
Retirement of treasury shares	(2,209,927)
Issued at December 31, 2023	160,999,542
Restricted stock issued	464,945
Retirement of treasury shares	(1,481,383)
Issued at December 31, 2024	159,983,104
Par value	$0.01	$0.01
Number of shares authorized for issue at December 31, 2024	250,000,000

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Stock repurchases

In 2024, the Company purchased 1,481,383, or 0.9%, of its outstanding shares in the open market for an aggregate consideration of $13.2 million, at an average price of $8.89 per share. All shares were retired upon receipt. In 2023, the Company purchased 2,209,927 of its own shares in the open market for an aggregate consideration of $18.8 million, at an average price of $8.49 per share. All shares were retired upon receipt. In 2022, the Company purchased 4,326,379 of its own shares in the open market for an aggregate consideration of $24.8 million, at an average price of $5.71 per share. All shares were retired upon receipt.

Dividend payments

Dividend payments as of December 31, 2024:		Per share
Payment date:	Total payment	Common
February 28, 2024	$35.5 million	$0.22
May 31, 2024	$46.8 million	$0.29
August 30, 2024	$43.6 million	$0.27
November 29, 2024	$35.5 million	$0.22
Total payments as of December 31, 2024	$161.4 million	$1.00

Dividend payments as of December 31, 2023:		Per share
Payment date:	Total payment	Common
February 24, 2023	$61.9 million	$0.38
May 25, 2023	$37.5 million	$0.23
August 30, 2023	$56.7 million	$0.35
November 28, 2023	$30.6 million	$0.19
Total payments as of December 31, 2023	$186.7 million	$1.15

Dividend payments as of December 31, 2022:		Per share
Payment date:	Total payment	Common
February 24, 2022	$3.3 million	$0.02
May 26, 2022	$3.3 million	$0.02
August 30, 2022	$6.5 million	$0.04
November 29, 2022	$6.5 million	$0.04
Total payments as of December 31, 2022	$19.7 million	$0.12

Refer to Note 18 for the dividend paid after the reporting date.

Note 11 – Operating expenses

Voyage expenses

(Dollars in thousands)	2024	2023	2022
Bunkers	$150,682	$133,332	$154,182
Other voyage related expenses	28,941	32,335	31,320
Total voyage expenses	$179,623	$165,667	$185,502

Voyage expenses relate to bunkers consumption and other voyage related expenses, such as broker commissions and port costs. Voyage expenses for time charter contracts are paid by the charterer, whereas voyage expenses for vessels operating in the spot market are paid by the Company. In 2024, the Company had an increase in voyage expenses compared to 2023, and the increase was mainly due to higher bunker prices in 2024, one additional vessel in the fleet and fewer off hire days. In 2023, the Company had a reduction in voyage expenses compared to 2022, and the decrease was mainly due to lower bunker prices in 2023.

Vessel operating expenses

(Dollars in thousands)	2024	2023	2022
Operating expenses	$70,620	$68,554	$67,846
Insurance	7,974	6,875	5,963
Total vessel operating expenses	$78,594	$75,429	$73,809

Vessel operating expenses relate to crewing, maintenance, stores and spares and other technical costs to operate our vessels.

General and administrative expenses

(Dollars in thousands)	2024	2023	2022
Total compensation to employees and Directors	$13,129	$11,652	$11,763
Office and administrative expenses	4,180	3,940	3,818
Audit, legal and consultancy	1,635	1,856	1,308
Total general and administrative expenses	$18,944	$17,448	$16,889

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

The 2022 Plan may allow for different criteria for new grants.

Stock compensation series

	Number of		Fair value at
	shares/ options	Vesting Period	grant date
Granted January 2021, restricted shares	579,100	1, 2 and 3 years	$5.52
Granted January 2021, restricted shares	175,000	1 year	5.52
Granted January 2021, restricted shares	119,900	1, 2 and 3 years	3.22
Granted January 2022, restricted shares	175,000	1 year	5.38
Granted January 2022, restricted shares	573,359	1, 2 and 3 years	5.30
Granted January 2022, restricted shares	124,594	1, 2 and 3 years	4.29
Granted January 2023, restricted shares	251,250	1, 2 and 3 years	8.25
Granted January 2023, restricted shares	48,750	1, 2 and 3 years	6.72
Granted January 2023, restricted shares	135,000	1 year	8.25
Granted January 2024, restricted shares	251,250	1, 2 and 3 years	10.94
Granted January 2024, restricted shares	48,750	1, 2 and 3 years	8.04
Granted January 2024, restricted shares	150,000	1 year	$10.94

The following reconciles the number of outstanding restricted common stock:

Restricted common stock
Outstanding at December 31, 2021	960,865
Granted	872,953
Exercised [1]	800,723
Forfeited	199,400
Outstanding at December 31, 2022	833,695

Outstanding at December 31, 2022	833,695
Granted	435,000
Exercised [1]	503,688
Forfeited	57,431
Outstanding at December 31, 2023	707,576

Outstanding at December 31, 2023	707,576
Granted	425,000
Exercised [1]	382,852
Outstanding at December 31, 2024	749,724

1    Does not include shares in lieu of dividends

Stock compensation expenses

(Dollars in thousands)	2024	2023	2022
Expense recognized from stock compensation	$4,240	$3,313	$4,211

The fair value on the vesting date for shares that vested in 2024 was $8.25 for 212,042 shares, $5.52 for 129,205 shares and $5.30 for 123,698 shares. The fair value on the vesting date for shares that vested in 2023 was $8.25 for 24,163 shares, $8.22 for 123,444 shares, $5.52 for 107,733 shares, $5.38 for 198,745 shares and $5.30 for 102,045 shares. The fair value on the vesting date for shares that vested in 2022 was $8.22 for 122,057 shares, $5.52 for 388,412 shares, $5.30 for 175,048 shares and $4.25 for 167,431 shares. All share-based compensation is equity-settled and no payments were made for the vested shares. The average contractual life for the outstanding stock compensation series was 1.09 years as of December 31, 2024.

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

In January 2024, a total of 300,000 shares of restricted stock were awarded to management for the year 2023. Of these shares, 67,500 shares vested in January 2025, 67,500 shares will vest in January 2026 and 67,500 shares will vest in January 2027, subject to continued employment or office, as applicable. The fair value at grant date was equal to the share price at grant date. The remaining 97,500 shares vested in December 2024, subject to certain market conditions, and the calculated fair value was $8.04 per share for 48,750 shares and $10.94 per share for 48,750 shares. In January 2023, a total of 300,000 shares of restricted stock were awarded to management for the year 2022. Of these shares, 67,500 shares vested in January 2024, 67,500 shares vested in January 2025 and 67,500 shares will vest in January 2026, subject to continued employment or office, as applicable, and 32,500 shares are forfeited. The fair value at grant date was equal to the share price at grant date. The remaining 65,000 shares vested in December 2024, subject to certain market conditions, and the calculated fair value was $8.25 per share for 32,500 shares and $6.72 per share for 32,500 shares.

In January 2024, a total of 125,000 shares of restricted stock were awarded to the board of directors for the year 2023. The fair value at grant date was equal to the share price at grant date and the shares will vest in June 2025. In January 2023, a total of 135,000 shares of restricted stock were awarded to the board of directors for the year 2022. The fair value at grant date was equal to the share price at grant date, and 22,500 shares vested in June 2023, while the rest of the shares vested in June 2024.

Compensation of Directors and Executives

Remuneration of Directors and Executives as a group:

(Dollars in thousands)	2024	2023	2022
Cash compensation	$3,015	$2,425	$2,648
Pension cost	130	125	165
Share compensation [1]	3,282	2,504	3,316
Total remuneration	$6,427	$5,054	$6,129

1     Share compensation reflects the expense recognized.

Shares held by Directors and Executives

	2024	2023	2022
Executives and Directors as a group [1]	2,362,991	2,143,973	1,908,331

1    Includes 400,970 (2023: 498,818, 2022: 595,832) shares of restricted stock subject to vesting conditions and 139,713 shares of restricted stock vested but not issued.

In connection with termination of an Executive’s employment, the President & Chief Executive Officer may be entitled to an amount equal to 18 months’ base salary and the Chief Financial Officer may be entitled to an amount equal to 12 months’ base salary. In certain circumstances, any unvested equity awards may become fully vested.

Prepaid expenses

(Dollars in thousands)	2024	2023
Prepaid voyage expenses	$2,707	$4,006
Prepaid vessel operating expenses	2,540	6,676
Other	1,953	2,875
Total prepaid expenses	$7,200	$13,557

Note 12 – Inventories

Inventories consist mainly of remaining bunkers for our spot vessels at the end of the year. The total inventories balance was $37,688 thousand as of December 31, 2024, compared to $33,806 thousand as of December 31, 2023.

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

Liability for defined benefit pension

DHT Management AS makes contributions to the defined benefit plan and as of December 31, 2024, the net liability recorded was $530 thousand, compared to $900 thousand as of December 31, 2023, and $695 thousand as of December 31, 2022.

DHT Management AS expects to contribute $352 thousand to its defined benefit pension plan in 2025. Contribution to the defined benefit pension plan for the years 2024, 2023 and 2022 was $447 thousand, $661 thousand and $333 thousand, respectively.

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

Specification of income tax

(Dollars in thousands)	2024	2023	2022
Income tax payable	$607	$532	$592
Tax expenses related to previous year	(22)	47	(4)
Change in deferred tax	22	70	(1)
Total income tax expense	$608	$649	$587

Specification of temporary differences and deferred tax

	December 31,	December 31,	December 31,
(Dollars in thousands)	2024	2023	2022
Property, plant and equipment	$360	$294	$468
Pensions	(530)	(900)	(695)
Total basis for deferred tax	$(170)	$(606)	$(227)
Deferred tax liability/(asset), net [1]	$(84)	$(176)	$(113)
Deferred tax (asset), gross [2]	(127)	(212)	(168)
Deferred tax liability, gross [2]	43	36	55

[1]	Due to materiality, recognized in prepaid expenses and not on a separate line in the statements of financial position.
[2]
Deferred tax liabilities related to one of the indirect subsidiaries in Singapore and one of the direct subsidiaries in Singapore, and cannot be off-set with the deferred tax asset related to the subsidiary in Norway.

Reconciliation of income tax expense

(Dollars in thousands)	2024	2023	2022
Profit/(loss) before income tax	$182,069	$162,046	$62,567
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	608	649	587
Total income tax expense	$608	$649	$587

Note 16 – Investment in associate company and business combination

Investment in associate

During the first five months of 2022, the parent company owned 50% of Goodwood, whose principal activity is ship management and place of incorporation and business is Singapore. The ownership interest was treated as an investment in associate under the equity method.

The following summarizes the share of profit of the associate that is accounted for using the equity method:

(Dollars in thousands)
Company’s share of	2024	2023	2022
- Profit after taxation	$-	$-	$1,327
- Other comprehensive income for the year, net of tax	$-	$-	$(66)
- Total comprehensive income for the year	$-	$-	$1,261

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

The goodwill of $1,356 thousand that resulted from the acquisition comprises the value of the personnel technical management expertise, customer base, and market reputation, which are not separately recognized.

Impact of acquisition on the results of the Company

For the period from May 31 to December 31, 2022, Goodwood contributed $3,764 thousand to total revenues and a profit of $1,129 thousand before tax to the Company.

If the business combination had taken place at the beginning of 2022, the total revenues would have been $457,381 thousand on a pro forma basis and the combined result before tax would have improved by $588 thousand to $63,155 thousand on a pro forma basis.

Note 17 – Condensed Financial Information of DHT Holdings, Inc. (parent company only)

SEC Regulation S-X Rule 5-04 requires DHT to disclose condensed financial statements of the parent company when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year as prescribed in SEC Regulation S-X Rule 12-04 Condensed Financial Information of Registrant. For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations), which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2024, 2023 and 2022. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the vessel-owning subsidiaries.

Condensed Statement of Financial Position

	December 31,	December 31,
(Dollars in thousands)	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$18,573	$8,912
Accounts receivable and prepaid expenses	580	644
Amounts due from related parties	89,976	49,368
Total current assets	$109,129	$58,924

Investments in subsidiaries	$757,671	$722,671
Total non-current assets	$757,671	$722,671

Total assets	$866,800	$781,595

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$324	$1,059
Total current liabilities	$324	$1,059

Stockholders’ equity
Stock	$1,600	$1,610
Paid-in additional capital	1,170,915	1,180,315
Accumulated deficit	(306,039)	(401,389)
Total stockholders’ equity	$866,476	$780,536

Total liabilities and stockholders’ equity	$866,800	$781,595

Condensed Income Statement

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2024	2023	2022

Impairment charge	$(999)	$(699)	$(1,234)
Dividend income	275,400	119,514	77,820
General and administrative expense	(18,566)	(17,651)	(17,704)
Operating income/(loss)	$255,835	$101,164	$58,881

Interest income	$938	$9,114	$18,823
Other financial (expense)/income	(27)	(72)	(141)
Profit/(loss) for the year	$256,746	$110,206	$77,563

Condensed Statement of Comprehensive Income

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2024	2023	2022
Profit/(loss) for the year	$256,746	$110,206	$77,563
Total comprehensive income/(loss) for the period	$256,746	$110,206	$77,563
Attributable to the owners	$256,746	$110,206	$77,563

In the condensed financial statements of the parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

Condensed Statement of Cash Flow

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2024	2023	2022

Cash flows from operating activities
Profit/(loss) for the year	$256,746	$110,206	$77,563
Items included in net income not affecting cash flows:
Impairment charge	999	699	1,234
Compensation related to options and restricted stock	2,786	2,168	3,013
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	64	105	(675)
Accounts payable and accrued expenses	(735)	858	(246)
Amounts due to related parties	(75,608)	10,574	(69,740)
Net cash provided by operating activities	$184,252	$124,611	$11,150

Cash flows from investing activities
Investments in subsidiaries	$-	$-	$(395)
Loan to subsidiaries	$-	$60,180	$47,744
Net cash provided by investing activities	$-	$60,180	$47,349

Cash flows from financing activities
Cash dividends paid	$(161,396)	$(186,672)	$(19,679)
Purchase of treasury shares	(13,196)	(18,808)	(24,758)
Net cash used in financing activities	$(174,591)	$(205,480)	$(44,436)

Net increase/(decrease) in cash and cash equivalents	$9,661	$(20,689)	$14,062
Cash and cash equivalents at beginning of period	8,912	29,601	15,539
Cash and cash equivalents at end of period	$18,573	$8,912	$29,601

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

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(loss) reconciliation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2024	2023	2022

Profit/(loss) of the parent company only under cost method of accounting	$256,746	$110,206	$77,563
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(75,356)	50,716	(16,107)
Profit/(loss) of the parent company only under equity method of accounting	$181,390	$160,922	$61,456

Equity reconciliation

	December 31,	December 31,	December 31,
(Dollars in thousands)	2024	2023	2022

Equity of the parent company only under cost method of accounting	$866,476	$780,536	$872,943
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	269,861	345,217	294,501
Equity of the parent company only under equity method of accounting	$1,136,337	$1,125,753	$1,167,444

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2024, the parent company recorded dividend income from its subsidiaries of $275,400 thousand. During the year ended December 31, 2023, the parent company recorded dividend income from its subsidiaries of $117,171 thousand. During the year ended December 31, 2022, the parent company recorded dividend income from its subsidiaries of $72,700 thousand.

During the year ended December 31, 2024, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 18 – Events after the reporting date

In January 2025, for the year 2024, a total of 300,000 shares of restricted stock were awarded to management pursuant to the 2022 Plan, of which 67,500 shares will vest in January 2026, 67,500 shares will vest in January 2027, 48,750 shares will vest prior to December 2027 and 67,500 shares will vest in January 2028. The remaining 48,750 shares will vest subject to certain market conditions prior to December 2027. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was $9.33 for 251,250 shares and $9.12 per share for 48,750 shares. In January 2025, a total of 150,000 shares of restricted stock were awarded to the board of directors pursuant to the 2022 Plan. The estimated fair value at grant date was $9.33 and the shares will vest in June 2026.

On January 15, 2025, DHT Scandinavia was delivered to its new owner. The vessel had no outstanding debt, and the Company booked a gain of $19.8 million in the first quarter of 2025 related to the sale.

In January 2025, the Company entered into a one-year time charter contract for DHT China, built in 2007. The time charter contract has a rate of $40,000 per day. The vessel was delivered into the time charter contract in January.

On February 5, 2025, DHT announced that it would pay a dividend of $0.17 per common share on February 25, 2025, to shareholders of record as of February 18, 2025. This resulted in a total dividend payment of $27.3 million. The financial statements were approved by the board of directors on March 12, 2025, and authorized for issue.

In March 2025, the Company entered into a one-year time charter contract for DHT Tiger, built in 2017. The time charter contract has a rate of $52,500 per day. The vessel is expected to be delivered into the time charter contract at the end of March.