Form 20-F
period 2025-12-31
DHT Holdings, Inc.
filed 2026-03-19
CIK 1331284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

160,799,407 shares of common stock, par value $0.01 per share.

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

Before the 2020 limit entered into force, most ships were using heavy fuel oil. Now, to comply with the 2020 limit, ships must either use Very Low Sulphur Fuel Oil (VLSFO) or an EGCS in combination with the use of heavy fuel oil.

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

VLCC
VLCC is the abbreviation for “very large crude carrier,” a large crude oil tanker in the range of 270,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, from the U.S. to Far Eastern destinations, and from West Africa and South America to the U.S. and Far Eastern destinations.

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

•	our ability to acquire existing or newly built vessels on acceptable terms;

•	our ability to contract for the construction of vessels with shipyards on acceptable terms;

•	the availability of key employees and seafarers, the length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	competitive pressures within the tanker industry;

•	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

•	changes in the rate of growth of the world and various regional economies;

•	the impact of tariffs and other potential trade measures;

•	the risk of incidents related to vessel operation, including discharge of pollutants;

•	unanticipated changes in laws and regulations, including those in response to the increased focus on sustainability and other environmental, social and governance matters in recent years;

•	delays and cost overruns in construction projects;

•	any malfunction or disruption of information technology (“IT”) systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	potential liability from future litigation;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest and regionalism in countries where we may operate;

•	our business strategy and other plans and objectives for future operations;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, or other applicable regulations relating to bribery; and

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

•	We may not be able to re-charter or employ our vessels profitably.

•	We are dependent on the performance of our charterers and other counterparties.

•	We may have difficulty managing growth.

•	We may elect to reduce our fleet.

•	Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.

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

•
Political and economic decisions globally, including tariffs and other trade measures, may affect our vessels’ trading patterns and related costs and expenses and could adversely affect our business and operating results.

•	Adverse conditions and disruptions in global economies could have a material adverse effect on our business.

•
Compliance with environmental laws, regulations or carbon tax regimes and emissions regulation schemes, as well as increasing focus on sustainability and other environmental, social and governance matters, may adversely affect our business.

Risks Relating to our Capital Stock

•	The market price of our common stock may be unpredictable and volatile.

•	Future sales of our common stock could cause the market price of our common stock to decline.

•	The anti-takeover provisions in our amended and restated bylaws may discourage a change of control.

Risks Relating to Taxation

•	Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

•	Our operating income may not qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

•	We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations and would subject dividends paid by us to Norwegian withholding taxes.

•	Recently enacted income tax laws in Bermuda may adversely affect our business, financial condition or results of operations.

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

There is considerable instability in the world economy that could negatively impact the economic environment and our business. The current geopolitical and macroeconomic environment is characterized by, among other factors, inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates. Though inflation has come down from the high levels seen in 2022 and 2023, inflation and high interest rates may raise the cost of capital, increase our operating costs and generally reduce economic growth, disrupting global trade, oil demand and shipping. Concerns over inflation, high interest rates, energy costs, geopolitical issues, including acts of war, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. Further, these factors, combined with volatile oil prices and declining business and consumer confidence, have precipitated fears of a possible economic recession and a tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets. Furthermore, a renewal of the financial crisis that affected the banking system and the financial markets may adversely impact our business and financial condition in ways that we cannot predict. In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers to defer projects in response to tighter credit, decreased cash availability and declining confidence, which may negatively impact the demand for our vessels.

We may not be able to re-charter or employ our vessels profitably, which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2025, 10 of our vessels were on time charters with five different charterers. At the expiry of these charters, we may not be able to re-charter our vessels on terms similar to the terms of our existing charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter our vessels, our business and financial position could be materially and adversely affected and the amounts that we have available, if any, to pay distributions to our stockholders may be reduced or eliminated.

We are dependent on performance by our charterers and any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

As of December 31, 2025, 10 of our 22 vessels in operation were on time charters. We are dependent on the performance by the charterers of their obligations under the charters. The ability and willingness of our charterers to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the charterer and various expenses. Any failure by the charterers to perform their obligations could materially and adversely affect our business, financial position and cash available for the payment of dividends.

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

We may not be able to acquire newly built or secondhand vessels on acceptable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash dividends. We may not be able to contract for newbuilds or locate suitable vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all.

Additionally, growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and the difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with any future growth.

We may elect to reduce the size of our fleet which could materially and adversely affect our business, financial position and cash available for the payment of dividends.

We may elect to divest the least energy efficient vessels in our fleet to transition to more energy efficient vessels and technologies, and in order to prepare the Company for future yet unidentified investments. For example, in December 2025 and January 2026, we agreed to sell our three 2007-built VLCCs, the DHT China, DHT Europe and DHT Bauhinia. In January 2026, we took delivery of a newbuild vessel, the DHT Antelope, and in March 2026 we took delivery of the DHT Addax. We expect two additional newbuilds to be delivered in 2026. If we elect to further reduce the size of our fleet in the future and subsequent investments are delayed or are more costly than anticipated, our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders, could be materially adversely affected.

Restrictive covenants in the secured credit facilities may impose financial and other restrictions on us and our subsidiaries.

We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries. Our subsidiaries own all of our vessels. As described in Item 5, our subsidiaries are party to seven secured credit facilities (the “secured credit facilities”), each secured by mortgages over certain vessels owned by our subsidiaries. The secured credit facilities impose certain operating and financial restrictions on us and our subsidiaries. These restrictions may limit our and our subsidiaries’ ability to, among other things: pay dividends, incur additional indebtedness, change the management of vessels, permit liens on their assets, sell vessels, merge or consolidate with, or transfer all or substantially all of their assets to, another person, enter into certain types of charters and enter into a line of business.

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

Fluctuations in interest rates could materially and adversely affect our results of operations and financial condition.

We are exposed to market risk from changes in interest rates because borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates. As of December 31, 2025, all of our obligations under the secured credit facilities bear interest by reference to the Secured Overnight Finance Rate (“SOFR”). Between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%, before declining to 3.87% as of year-end of 2025. Any increases in SOFR could materially adversely affect our operating results, financial condition and cash flows, including the cash available for dividends to our stockholders. While we occasionally use interest rate swaps to partly reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—Market Risks and Financial Risk Management” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

A limited number of customers comprise the majority of our revenues. The loss of these customers could materially and adversely affect our business, financial condition, results of operations and cash flows and consolidation or alliances among these customers will reduce our bargaining power.

Five customers represent the majority of our revenue. In 2023, 2024 and 2025, our five largest customers together represented 61%, 61% and 73 % of our revenue, respectively. The number of companies which comprise our client base may shrink in the future, which could render us dependent on establishing relationships with new customers to generate a substantial portion of our revenues. The cessation of business with these companies or their failure to fulfill their obligations under the charters for our vessels could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. Industry consolidations and alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

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

The indexes used to calculate the earnings for vessels on index-based charters may, in the future, no longer be available or applicable in order to reasonably reflect the estimated earnings of the vessel, due to factors not controlled by us. If an index used to calculate the earnings for a vessel on an index-based charter incorrectly reflects the earnings potential of a vessel on such charter, this could have an adverse effect on our results of operations and our ability to pay dividends. As of December 31, 2025, we had two vessels on index-based charters for which the profit sharing element is calculated based on the indexes.

Under the ship management agreements for our vessels, our operating costs could materially increase.

The technical management for all our vessels is carried out by our wholly-owned subsidiary, Goodwood Ship Management Pte. Ltd. (“Goodwood”). As such, we pay the actual cost related to the technical management of our vessels. The amounts that we have available, if any, to pay distributions to our stockholders could be impacted by any changes in the operating or maintenance costs for our vessels, some of which may be beyond our control.

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

We are a holding company and have no significant assets other than cash and the equity of our subsidiaries. Our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. Our ability or the ability of our subsidiaries to make these distributions are subject to restrictions contained in our subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands, Monaco, Norway or Singapore law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends.

Economic substance laws of the Marshall Islands and Bermuda may adversely impact our business, financial condition or results of operations.

The European Union Code of Conduct Group has assessed the tax policies of a range of countries, including the Marshall Islands, where we and all of our vessel-owning subsidiaries, including the subsidiaries related to the newbuilding contracts as described in “Item 4. Information on the Company”, are incorporated, and Bermuda (together with the Marshall Islands, the “Economic Substance Jurisdictions”), where our principal executive offices are located.

On January 1, 2019, the Marshall Islands enacted the Economic Substance Regulations, 2018 (the “Marshall Islands ESR”) and Bermuda enacted the Economic Substance Act 2018 (as amended) (the “Bermuda ESA” and, together with the Marshall Islands ESR, the “Economic Substance Laws”).

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

Additionally, as of the date of this report, 12 of our vessels operate in the spot market, which exposes us to the fluctuations in spot market rates. The spot market is highly competitive, and rates within this market are subject to volatile fluctuations. For example, in reaction to recent sanctions and sanctions enforcement, the spot market experienced immediate and significant fluctuations, and we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of revenue we earn, which could result in significant fluctuations in our quarterly or annual results.

The factors that influence the demand for tanker capacity include:

•	demand for oil and oil products, which affects the need for tanker capacity;

•	global and regional economic and political conditions which, among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

•	changes in the production of crude oil, particularly by OPEC and other key producers, which could impact the need for tanker capacity;

•	developments in international trade, protectionism and other trade policies, and market fragmentation or consolidation;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and other legal and regulatory developments;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	weather; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding orders and deliveries;

•	technological advances in tanker design and capacity;

•	the availability of financing for new vessels and shipping activity;

•	the scrapping rate of older vessels;

•	the number of vessels that are restricted due to sanctions;

•	fragmentation or consolidation of the fleet ownership or operational control;

•	the number of vessels that are out of service; and

•	environmental and maritime regulations.

Additionally, the effective supply of tankers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Strait of Hormuz, Red Sea, Gulf of Aden and Suez Canal due to attacks on ships. These factors resulted in fleet inefficiencies and support for tanker charter rates, which may not continue.

An oversupply of new vessels may adversely affect charter rates and vessel values, which may have a material adverse effect on our results of operations and financial condition.

If the carrying capacity of new ships delivered exceeds the capacity of tankers being removed from the fleet, total transportation capacity will increase. As of March 13, 2026, the newbuilding orderbook for VLCC vessels equaled 22.2% of the existing trading fleet. However, we cannot assure you that the orderbook will not increase further relative to the size of the current fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could decline and the value of our vessels could be adversely affected.

Political and economic decisions globally, including the effects of tariffs and other trade measures, may affect our vessels’ trading patterns and could adversely affect our business and operating results.

Our vessels are trading globally, and the operation of our vessels is therefore exposed to political and economic risks across multiple jurisdictions. Most recently, the escalating military conflict between the U.S., Israel and Iran and the related attacks on vessels effectively shutdown of the Strait of Hormuz, forcing companies to reroute their vessels to avoid the waterway. Similarly, seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. Such conflicts have raised concerns of long-term supply disruption.

Trade tensions between the U.S. and China, in particular, remain high, and have escalated in recent periods. In early 2025, the Office of the U.S. Trade Representative (“USTR”) determined to impose additional port fees targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact certain Chinese-linked vessels that call at U.S. ports. In response to the U.S. port fees, China’s Ministry of Transport announced parallel Chinese port fees on vessels that call at Chinese ports and are deemed to have a U.S. nexus, including vessels that are owned, operated or controlled by U.S. persons and vessels associated with enterprises in which U.S. persons directly or indirectly hold 25% or more of equity, voting rights or board seats. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. There is substantial uncertainty as to how the port fees will be assessed after the end of the suspension period. As we are a U.S.-listed, widely held public company, there is a risk that we could be subject to the port fees or similar measures should they go into effect following the end of the suspension period, which could lead to added operating costs and adversely affect our results of operations, financial condition and cash flows.

Further, on February 13, 2026, the second Trump administration released its Maritime Action Plan (the “MAP”) focused on reviving the U.S. shipping sector. Notably, the MAP proposes a “universal infrastructure or security fee,” which would apply more broadly than the USTR special port fees and would cover all internationally built vessels calling at U.S. ports. While specific figures have yet to be determined, the fees would be assessed on the weight of the imported tonnage arriving on the vessel. Currently, the MAP represents a policy plan for the administration, and it is unclear whether any of the initiatives contained therein will ultimately result in binding law or regulation. Given the uncertainties surrounding the implementation and potential magnitude of these proposed fees, as well as any retaliatory measures that other countries may adopt in response, the impact of such measures on our business is difficult to assess at this time.

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

The Israel-Hamas conflict, the conflict between the U.S., Israel and Iran and related conflicts in the Middle East, and the vessel attacks in the Strait of Hormuz and the Red Sea have also created additional concerns for the stability of the supply of oil as the conflicts could broaden or escalate. The geopolitical environment is evolving and continues to be uncertain as new developments arise, and any such changes may have direct or indirect impacts on us. Geopolitical risks are outside of our control and could potentially limit or disrupt our access to markets and operations and may have an adverse effect on our business.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations, as well as claims by governmental authorities or other trustees for natural resource damages. Violations of, or liabilities arising under, environmental regulations may result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. For example, the OPA affects all vessel owners shipping oil to, from or within the U.S. The OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their borders, coasts and territorial seas. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability for entities found responsible for pollution. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters.

Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas (“GHG”) emission and other emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for implementation of new technologies. On November 1, 2022, carbon intensity measures came into force that require ships to calculate their Energy Efficiency Index (“EEXI”), which indicates a ship’s efficiency compared to a specified baseline, and their annual operational Carbon Intensity Indicator (“CII”) and CII rating. The EEXI could require us to implement certain additional operational or technical steps, such as speed and power limitations or installations of technical features, to improve the energy efficiency of our ships. The CII rating is on a scale from A to E, with E as the lowest score. If our ships rate D for three consecutive years or E for a single year, they must develop corrective action plans to achieve the required annual operational CII. Such plans may include capital expenditures and investments for our ships to stay in compliance. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new emissions reduction goals and guidance. At its meeting in April 2025, the Marine Environment Protection Committee (“MEPC”) approved the IMO net-zero framework, including the new fuel standard for ships and a global GHG emission pricing mechanism for emissions. However, at the October 2025 MEPC meeting, the Committee did not adopt these previously approved measures. As a result, it is currently uncertain when, or if, the IMO net-zero framework will be adopted by a sufficient number of Member States to enter into force as a mandatory regulation with which our vessels would be required to comply. If these measures go into effect, we may need to incur additional capital expenditures to achieve compliance with the relevant requirements. In addition, although emissions of greenhouse gases from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement,” a new treaty may be adopted in the future that includes additional restrictions on shipping emissions beyond those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention.” Compliance with pending or future changes in laws and regulations relating to climate change and GHG emissions could increase the costs of operating and maintaining our ships and could require us to invest in new equipment to be installed onboard, acquire allowances or pay taxes related to our greenhouse gas emissions, as well as impact revenue generation and strategic growth opportunities.

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

Even in the absence of climate change legislation and regulations, our business and operations may be materially affected as a result of weather events and climate change. Moreover, companies across all industries, including shipping and transportation, are facing increasing scrutiny relating to sustainability and other environmental, social and governance policies, practices and performance. For example, long-term concerns over climate change have resulted in an increased focus on the environmental footprint of the energy and transportation sectors from regulators, shareholders, lending banks, customers, environmental groups and other stakeholders and could lead to a decrease in oil and gas demand or contribute to a negative perception of the oil and gas industry, which could impact our ability to attract investors, access financing and capital markets and attract and retain talent. This increasing scrutiny also could require us to implement additional relevant practices or standards or otherwise incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks, international hostilities and the emergence or continuation of a global public health threat could affect the demand for oil transportation, which could adversely affect our business.

Terrorist attacks, the outbreak or threat of war, the existence of international hostilities, or the emergence or continuation of a global public health threat or pandemic crisis, such as COVID-19, could damage the global economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to employ our vessels. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by trade wars and changing economic, political and government conditions in or between the countries and regions in which our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by political instability, terrorist or other attacks, war or international hostilities.

The ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the U.S., Israel and Iran and related conflicts in the Middle East and the seizures and attacks on commercial vessels in the Strait of Hormuz, Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea, for example, may lead to further regional and international conflicts or armed action. Such conflicts have disrupted and may continue to disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the U.S., Israel and Iran and related conflicts in the Middle East, and the attacks on commercial ships in the Strait of Hormuz and the Red Sea, it is possible that such tensions and others that may arise could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by the conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the U.S., Israel and Iran and related conflicts in the Middle East and the attacks on commercial ships in the Strait of Hormuz and the Red Sea, which could adversely affect our operations. Additionally, other conflicts and public health threats may arise on a global or regional scale and affect the demand for oil transportation, which could adversely affect our business.

Acts of piracy on ocean-going vessels could adversely affect our business and results of operations.

Acts of piracy have historically affected vessels operating in regions of the world, such as the Gulf of Aden off the coast of Somalia, the Arabian Sea, the Red Sea, the Gulf of Guinea in West Africa, and the South China Sea, among others. According to the International Maritime Bureau (IMB), a non-profit organization that aims to tackle maritime crime and malpractice, global maritime incidents and piracy increased in 2025, with 137 incidents recorded compared to 116 in 2024 and 120 in 2023. The seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade, as many companies have rerouted vessels to avoid the Suez Canal and Red Sea, raising concerns about supply disruption. If piracy activity results in regions in which our vessels operate being designated as “war risk” zones by insurers, premiums for such coverage could increase significantly and may become more difficult to obtain. Crew-related costs, including expenses associated with onboard security personnel, could also increase. We may not be adequately insured to cover losses arising from such incidents, including payment of any ransom we may be forced to make, which could have a material adverse effect on us. Additionally, these events could lead to reduced revenues, increased costs, and decreased cash flows to our customers, potentially impairing their ability to meet payment obligations under our charters.

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

During 2025, 2024 and 2023, no vessels in our fleet made any calls to ports in Iran. During 2018, prior to the reinstatement of U.S. nuclear-related sanctions described above, vessels in our fleet made a total of two calls to ports in Iran, representing 0.27% of our 741 calls on worldwide ports during the same period. During 2017, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of four calls to ports in Iran, representing 0.56% of our 707 calls on worldwide ports during the same period. During 2016, when the JPOA was not in effect, and thus the corresponding nuclear-related sanctions described above had been lifted in connection with Implementation Day, vessels in our fleet made a total of three calls to ports in Iran, representing 0.48% of our 629 calls on worldwide ports during the same period. Prior to 2016, the last call to a port in Iran made by a vessel in our fleet was in January 2012. The port calls made to ports in Iran in 2018, 2017 and 2016 were made at the direction of the time charterer of the vessels. Prior to making port calls to Iran, the charterer is required to conduct a due diligence to ensure that the port calls are in compliance with applicable sanctions against Iran. To our knowledge, none of our vessels made port calls to Syria, Sudan, Cuba or the Crimea Region during the period from 2011 to 2025.

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

Events such as marine disasters or casualties, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events could result in loss of life or harm to persons, loss of property or damage to our tankers and their cargos. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Further, our business operations could be negatively impacted by future epidemics, which could interrupt our business operations and ability to execute our services. Any of these events could impair the ability of charterers of our vessels to make payments to us under our charters.

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

Our reliance upon “foreign private issuer” exemptions may afford less protection to holders of our common shares.

We are a “foreign private issuer” or “FPI” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, as a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to U.S. domestic companies whose securities are registered under the Exchange Act. See “Item 16G. Corporate Governance” for further details.

Changes to the definition of “foreign private issuer” under the securities laws of the United States could cause us to lose our FPI status and become subject to increased regulatory and reporting burdens.

On June 4, 2025, the SEC published a concept release soliciting public comment on whether to amend the eligibility criteria for FPI status, and on December 18, 2025, the Holding Foreign Insiders Accountable Act (the “HFIAA”) was enacted, which will require our directors and officers to comply with the share ownership and transaction reporting obligations of Section 16(a) of the Exchange Act by March 18, 2026. The concept release outlines several potential approaches to narrow FPI eligibility, including updating the existing shareholder and business contacts tests, adding minimum non-U.S. trading volume requirements or requiring incorporation in jurisdictions with robust regulatory frameworks. If the SEC were to adopt any of these approaches, we may no longer qualify as an FPI and would become subject to similar regulatory and reporting requirements applicable to U.S. domestic issuers. Compliance with these additional requirements may require us to incur material additional costs.

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

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code. Based on our review of the applicable United States Securities and Exchange Commission (“SEC”) documents, we believe that we qualified for this statutory tax exemption in 2025 and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a risk that those factual circumstances could arise in 2026 or future years. For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock. In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.

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

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax. We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway. The management functions below the board level are currently split between Monaco, Norway, Singapore and India. Our Monaco office holds senior management, our Norwegian office retains functions within finance, accounting, investor relations, chartering and operations, our Singapore office holds chartering, operations, newbuilding supervision, technical management and ship management services, and India provides additional ship management services. Material decisions regarding our business or affairs are made, and our board of directors meetings are held at our principal place of business (including telephonically, in the case of some board meetings). However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax. If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected. In addition, if we are unsuccessful in our defense against such a contention, dividends paid to our stockholders could be subject to Norwegian withholding taxes.

Recent income tax laws in Bermuda may adversely affect our business, financial condition or results of operation.

On December 27, 2023, Bermuda enacted its Corporate Income Tax (“CIT”) Act 2023, which imposes a 15% income tax on companies with revenue in excess of €750 million for two of the four previous fiscal years. The CIT Act applies to fiscal years beginning on or after January 1, 2025, with a five-year deferred effective date for certain groups with a limited international footprint. Under current Bermuda law, the Company is not subject to any income or capital gains taxes in Bermuda. In addition, because the Company has not exceed the €750 million revenue threshold for at least two of the four fiscal years immediately preceding the current fiscal year, it is not subject to the CIT Act. As a result, no income tax is payable by the Company for the 2025 fiscal year, and we do not expect to be subject to income tax under the CIT Act unless our revenue exceeds the applicable threshold in future periods. Should the Company become subject to the CIT Act in the future, we may incur additional income tax which could adversely affect our business, financial condition or results of operations.

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

Our principal capital expenditures during the last three fiscal years and through the date of this report include $386 million in connection with the four newbuilding contracts discussed below, $201 million in connection with the acquisition of two secondhand VLCCs and $23 million related to eight exhaust gas cleaning systems. Our principal divestitures during the same period comprise the sale of four VLCCs for a total of $194 million.

Our principal executive offices are currently located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 295-1422. We own each of the vessels in our fleet through wholly owned subsidiaries. During 2025, all of our subsidiaries that had been previously domiciled in the Cayman Islands were redomiciled to the Marshall Islands. As a result, all of our ship owning subsidiaries are now incorporated under the laws of the Marshall Islands. We operate our vessels through our subsidiary management companies in Monaco, Norway, Singapore and India.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at www.dhtankers.com. The information contained on or connected to our website is not a part of this annual report.

B.	BUSINESS OVERVIEW

We operate a fleet of crude oil tankers. As of March 13, 2026, our fleet consisted of 23 VLCC crude oil tankers (including two VLCCs that we have agreed to sell), all of which are wholly owned by DHT Holdings, Inc. In addition, the Company has contracted to build two new VLCCs at Hyundai Samho Heavy Industries in South Korea for delivery during the first half of 2026. VLCCs are tankers ranging in size from 270,000 to 320,000 dwt. As of the date of this report, 11 of our 23 vessels are on time charters and 12 vessels are operating in the spot market. The fleet operates globally on international routes. The 23 VLCCs currently in operation have a combined carrying capacity of 7,162,399 dwt and an average age of 10.1 years as of the date of this report.

RECENT DEVELOPMENTS

Acquisition of VLCCs

In November 2025, the Company took delivery of the DHT Nokota, a VLCC built in 2018, which was acquired for $107 million. The vessel was built to a high specification by its current owner and is fitted with an exhaust gas cleaning system. The vessel was financed with available liquidity and proceeds of borrowings under a secured credit agreement with Nordea Bank Abp filial I Norge (“Nordea”).

In January 2026, the Company took delivery of a VLCC newbuilding from Hanwha Ocean, the DHT Antelope. The vessel was built to a high specification and is fitted with an exhaust gas cleaning system. The vessel was financed with available liquidity and proceeds of borrowings under a secured credit agreement with ING Bank N.V. (“ING”) and Nordea.

In March 2026, the Company took delivery of a VLCC newbuilding from Hanwha Ocean, the DHT Addax. The vessel was built to a high specification and is fitted with an exhaust gas cleaning system. The vessel was financed with available liquidity and proceeds of borrowings under a secured credit agreement with ING and Nordea.

Sale of Vessels

DHT Scandinavia was delivered to its new owner in January 2025. The vessel had no outstanding debt, and the Company booked a gain of $19.8 million in the first quarter of 2025 in connection with the sale.

In April 2025, the Company entered into an agreement to sell the DHT Lotus and DHT Peony for a combined price of $103.0 million. Both vessels were built at Bohai Shipbuilding Heavy Industry Co, China, in 2011. The vessels were acquired in 2017 as part of the acquisition of BW Group’s VLCC fleet for an aggregate price of $115.8 million. DHT Lotus was delivered to its new owner on April 29, 2025, and DHT Peony was delivered on July 30, 2025. After repayment of existing debt on the vessels, amounting to $11.4 million in aggregate, the transaction generated net cash proceeds of approximately $89.5 million. The Company recorded a gain of $17.5 million in the second quarter of 2025 related to DHT Lotus and recorded a gain of $15.7 million in the third quarter of 2025 related to DHT Peony.

In December 2025, the Company entered into an agreement to sell the DHT China and DHT Europe for a combined price of $101.6 million. Both vessels were built at the South Korean yard Hyundai Samho in 2007. The DHT Europe was delivered to its new owner on January 30, 2026, and DHT China is expected to be delivered during the first quarter of 2026. After repayment of existing debt on the vessels, amounting to $5.6 million in aggregate, the transaction is expected to generate net cash proceeds of approximately $95.0 million. The Company expects to record gains of $30.4 million and $29.7 million, respectively, related to the sales.

In January 2026, the Company entered into an agreement to sell the DHT Bauhinia, built in 2007, for a price of $51.5 million. The vessel is expected to be delivered to the new owner in June/July 2026. The vessel is debt free and the Company expects to record a gain of approximately $34.2 million related to the sale.

Time Charter Contracts

In January 2025, the Company entered into a one-year time charter contract for DHT China, built 2007. The time charter contract had a rate of $40,000 per day. The vessel was delivered into the time charter contract in January 2025.

In March 2025, the Company entered into a one-year time charter contract for DHT Tiger, built 2017, with a global energy company. The time charter contract has a rate of $52,500 per day. DHT Tiger was delivered into the time charter contract at the end of March 2025.

In April 2025, the Company entered into a seven-year time charter contract for DHT Appaloosa, built 2018, with a global energy company. The time charter contract has a fixed base rate of $41,000 per day plus an index-based profit-sharing structure calculated on the ship’s specifications. All index-based earnings in excess of $41,000 per day will be shared equally between the customer and DHT. The customer has the option to extend for two additional years. DHT Appaloosa was delivered into the time charter contract in May 2025.

In May 2025, the Company entered into a one-year time charter contract for DHT Bauhinia, built 2007, with a global energy-based trading company. The time charter contract has a rate of $41,500 per day. DHT Bauhinia was delivered into the time charter contract at the end of May 2025.

In January 2026, the Company extended its time charter agreement for DHT Harrier, built 2016, with a global energy company. The extended contract is for five years with two optional extension periods for one year each. The new time charter will commence immediately upon the expiration of the current time charter. The agreed daily rate is $47,500 for the fixed five-year term, $49,000 for the first optional year, and $50,000 for the second optional year.

In February 2026, the Company entered into a one-year time charter agreement for DHT Opal, built 2012, with a global energy company. The contract commenced in February 2026 and has a daily rate of $90,000 per day.

In February 2026, the Company entered into a one-year time charter agreement for DHT Taiga, built 2012, with a global energy company. The contract commenced in March 2026 and has a daily rate of $94,000 per day.

In February 2026, the Company entered into a one-year time charter agreement for DHT Redwood, built 2011, with a global energy company. The contract is expected to commence in late March 2026 and has a daily rate of $105,000 per day.

Interest rate swap agreements

In the third quarter of 2025, the Company entered into eight amortizing interest rate swap agreements totaling $200.6 million. The average fixed interest rate is 3.32%, compared to three-month term SOFR as of December 31, 2025 of 3.65%, and maturity is in the fourth quarter of 2028.

CHARTER ARRANGEMENTS

The following summary of the material terms of the employment of our vessels does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful.

Vessel Employment

The following table presents certain features of our vessel employment as of the date of this report:

Vessel (VLCC)	Type of Employment	Expiry
DHT Addax	Spot
DHT Antelope	Spot
DHT Appaloosa	Time charter with profit sharing	Q2 2032
DHT Mustang	Spot
DHT Nokota	Spot
DHT Bronco	Spot
DHT Colt	Spot
DHT Stallion	Spot
DHT Tiger	Time charter	Q2 2026
DHT Harrier	Time charter	Q4 2030
DHT Puma	Time charter with profit sharing	Q1 2027
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Time charter	Q2 2026
DHT Leopard	Time charter	Q4 2027
DHT Jaguar	Spot
DHT Taiga	Time charter	Q1 2027
DHT Opal	Time charter	Q1 2027
DHT Sundarbans	Spot
DHT Redwood	Spot
DHT Amazon	Spot
DHT China[1]	Time charter	Q1 2026
DHT Bauhinia[1]	Time charter	Q2 2026
[1]	Vessel agreed to be sold. To be delivered upon completion of current charter.

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of our ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements.

Technical Management

The technical management for all our vessels is carried out by our wholly-owned subsidiary, Goodwood (the “Technical Manager”). The Technical Manager is responsible for the technical operation and upkeep of the respective vessel, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and for promoting vessel compliance with the requirements of classification societies as well as relevant governments, flag state, environmental and other regulations. The relevant vessel-owning subsidiary pays the actual cost associated with the technical management.

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

OUR FLEET

The following chart summarizes certain information about the vessels in our fleet (including the four newbuildings) as of December 31, 2025.

Company	Vessel (VLCC)	Year Built	Dwt	Flag*	Yard**	Classification Society***	Percent of Ownership
DHT Impala, Inc.	DHT Impala [10]	2026	319,000	MH	HHI	ABS	100%
DHT Gazelle, Inc.	DHT Gazelle [10]	2026	319,825	MH	HHI	ABS	100%
DHT Addax, Inc.	DHT Addax [9]	2026	319,999	MH	Hanwha	LR	100%
DHT Antelope, Inc.	DHT Antelope [9]	2026	319,999	MH	Hanwha	LR	100%
DHT Appaloosa, Inc.	DHT Appaloosa [7]	2018	318,918	MH	HHI	ABS	100%
DHT Mustang Inc	DHT Mustang [5]	2018	317,975	MH	HHI	ABS	100%
DHT Nokota Inc	DHT Nokota [8]	2018	318,918	MH	HHI	ABS	100%
DHT Bronco Inc	DHT Bronco [5]	2018	317,975	MH	HHI	ABS	100%
DHT Colt Inc	DHT Colt [4]	2018	319,713	MH	Hanwha	LR	100%
DHT Stallion Inc	DHT Stallion [4]	2018	319,713	MH	Hanwha	LR	100%
DHT Tiger Limited	DHT Tiger [2]	2017	299,629	MH	HHI	ABS	100%
DHT Harrier Inc	DHT Harrier [6]	2016	299,985	MH	Hanwha	LR	100%
DHT Puma Limited	DHT Puma [2]	2016	299,629	MH	HHI	ABS	100%
DHT Panther Limited	DHT Panther [2]	2016	299,629	MH	HHI	ABS	100%
DHT Osprey Inc	DHT Osprey [6]	2016	299,999	MH	Hanwha	LR	100%
DHT Lion Limited	DHT Lion [2]	2016	299,629	MH	HHI	ABS	100%
DHT Leopard Limited	DHT Leopard [2]	2016	299,629	MH	HHI	ABS	100%
DHT Jaguar Limited	DHT Jaguar [2]	2015	299,629	MH	HHI	ABS	100%
Samco Iota Ltd	DHT Taiga [1]	2012	318,130	MH	HHI	ABS	100%
DHT Opal Inc	DHT Opal [3]	2012	320,105	MH	Hanwha	LR	100%
Samco Theta Ltd	DHT Sundarbans [1]	2012	318,123	MH	HHI	LR	100%
Samco Kappa Ltd	DHT Redwood [1]	2011	318,130	MH	HHI	ABS	100%
Samco Eta Ltd	DHT Amazon [1]	2011	318,130	MH	HHI	LR	100%
Samco Epsilon Ltd	DHT China [1]	2007	317,794	MH	HHI	LR	100%
Samco Delta Ltd	DHT Europe [1]	2007	317,713	MH	HHI	LR	100%
DHT Bauhinia Inc	DHT Bauhinia [3]	2007	301,019	MH	Hanwha	LR	100%

*MH: Marshall Island

**HHI: Hyundai Heavy Industries Co., Ltd.; Hanwha: Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering Co., Ltd.).

***ABS: American Bureau of Shipping, an American classification society; LR: Lloyd’s Register, a United Kingdom classification society.

[1]	Fleet acquired on September 17, 2014. DHT China and DHT Europe are sold as of the date of this annual report.

[2]
Delivery dates from HHI for six newbuildings were as follows: DHT Jaguar on November 23, 2015, DHT Leopard on January 4, 2016, DHT Lion on March 15, 2016, DHT Panther on August 5, 2016, DHT Puma on August 31, 2016, and DHT Tiger on January 16, 2017.

[3]
Delivery dates for the vessels acquired from BW Group Limited (“BW Group”) were as follows: DHT Opal on April 24, 2017, and DHT Bauhinia on June 13, 2017. DHT Bauhinia was agreed to be sold as of the date of this report.

[4]	Delivery dates from Hanwha for the two vessels under newbuilding contracts acquired from BW Group were as follows: DHT Stallion on April 27, 2018, and DHT Colt on May 25, 2018.

[5]	Delivery dates from HHI for the two vessels under newbuilding contracts were as follows: DHT Bronco on July 27, 2018 and DHT Mustang on October 8, 2018.

[6]	Delivery dates were as follows: DHT Harrier on February 18, 2021, and DHT Osprey on April 12, 2021.

[7]	Delivery date for DHT Appaloosa was on July 31, 2023.

[8]	Delivery date for DHT Nokota was on November 14, 2025.

[9]	Delivery dates for the two vessels under the newbuilding contracts from Hanwha were as follows: DHT Antelope on January 2, 2026, and DHT Addax on March 6, 2026.

[10]	Delivery dates for the two vessels under the newbuilding contracts with HHI are expected as follows: DHT Gazelle on March 30, 2026, and DHT Impala on June 22, 2026.

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

Each of our vessels has been certified as being “in class” by a member society of the International Association of Classification Societies, indicated in the table beginning on page 29 of this report.

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

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (e.g., U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain entities also require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers. We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers. Increasing environmental concerns may create demand for tankers that conform to the stricter environmental standards. Under our ship management agreements, the Technical Managers are required to maintain operating standards for our tankers that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is currently in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, it is difficult to accurately predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impacts could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas, known as emission control areas, or “ECAs,” to be established with more stringent controls on sulfur emissions. Currently, the Baltic Sea, the North Sea, the Mediterranean Sea, certain coastal areas of North America and the U.S. Caribbean Sea are designated ECAs. The Mediterranean Sea became an ECA as of May 1, 2024, with compliance obligations going into effect as of May 1, 2025. In July 2010, the IMO amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances came into effect. These standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive standards to further limit the sulfur content of fuel oil and by establishing new standards to reduce emissions of nitrogen oxide, with a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016. As of January 1, 2020, all ships are required under the rules applying to sulfur content (commonly referred to as “IMO 2020”) to comply with a lower global sulfur limit by using fuel with a sulfur content of 0.5% m/m, by using liquefied natural gas for fuel, or by installing an exhaust gas cleaning system. As a result, ships must either use Very Low Sulphur Fuel Oil (VLSFO) to comply with the limit or continue to use heavy fuel oil in combination with an exhaust gas cleaning system. The U.S. ratified the Annex VI amendments in 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see the discussion of the U.S. Clean Air Act under “U.S. Requirements” below for information on the ECA designated in North America and the Hawaiian Islands.

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

In June 2023, a sufficient number of contracting states ratified the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, which was initially adopted by the IMO in 2009. The Convention, which went into effect on June 26, 2025, introduces regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and establishes an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.

In 2022, the IMO amended MARPOL Annex I to prohibit the use of Heavy Fuel Oil, or “HFO,” in Artic waters, which came into force in July 2024. The amendment prohibits the use of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029.  Our vessels do not typically operate in Arctic waters; however, if they do enter these waters, they will be required to comply with this prohibition.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or “VGP,” authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP requires owners and operators to comply with a range of best management practices, reporting requirements and other standards for a number of vessel discharges. The current VGP, which became effective in December 2013, contains stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure ballast water treatment systems are functioning correctly, and stringent limits for oil to sea interfaces and exhaust gas cleaning system wastewater. Vessels calling U.S. ports have been required to have Coast Guard approved ballast water management systems installed by their first regular drydocking since January 2016, with few exceptions. The 2013 VGP was originally effective through December 2018, and was amended by the Vessel Incidental Discharge Act, or “VIDA,” enacted on December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations become final and enforceable. On October 9, 2024, the EPA published the final Vessel Incidental Discharge National Standards of Performance pursuant to VIDA, which set discharge standards that are as least as stringent as the VGP.  These new standards will be made effective and enforceable through corresponding U.S. Coast Guard regulations, which must be promulgated within two years of the rule’s publication. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the VGP. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, including limits regarding ballast water releases.

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

The IMO’s Maritime Environmental Protection Committee, or “MEPC,” has designated the area extending 200 miles from the U.S. and Canadian territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments. As of January 1, 2015, fuel used by all vessels operating in the ECA cannot exceed 0.1% m/m sulfur. Effective January 1, 2016, NOx after-treatment requirements also apply. Additional ECAs include the Baltic Sea, North Sea, Mediterranean Sea and Caribbean Sea. The Mediterranean Sea became an ECA as of May 1, 2024, with compliance obligations going into effect on May 1, 2025. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

In 2018, the IMO adopted an initial GHG reduction strategy that established levels of ambition for shipping emissions reductions that are subject to ongoing reviews by the organization. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, at its meeting in April 2025, MEPC 83 advanced mid-term GHG reduction measures to implement the IMO net-zero framework. These initiatives include a goal-based marine fuel standard, phasing in fuels with less GHG intensity and a global GHG emission pricing mechanism, and are scheduled for further consideration for adoption in October 2026. If adopted, it will potentially enter into force in 2028 with potential enforcement on vessels starting early 2029. These regulations could cause additional substantial expenses to be incurred.

In the EU, greenhouse gas emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme that implements GHG emissions pricing. While the shipping industry had not been subject to the EU ETS in the past, in May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS began to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU and European Economic Area (“EEA”) ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy or receive allowances that correspond to the emissions covered by the system. Emissions from voyages and port calls within the EU and EEA will be fully accounted for in the EU ETS, while half of the emissions during voyages and port calls from and to non-EU countries will be covered. Under the gradual phase-in period introduced by the EU, shipping companies must surrender allowances corresponding to 70% of their covered emissions for 2025 and 100% of their covered emissions for 2026 and onwards.

As of January 2025, all large ships (of 5,000 gross tonnage and above) entering EU and EEA ports have to comply with the FuelEU Maritime Regulation (the “FuelEU”). FuelEU sets “well-to-wake” GHG emission intensity requirements for energy used on board. The GHG intensity requirement applies to 100% of energy used on voyages and port calls within the EU and EEA, and 50% of energy used on voyages into or out of the EU and EEA. The term “well-to-wake” refers to the entire process of fuel production, delivery and use onboard ships, and all emissions produced from such processes. The yearly average GHG intensity of energy used on board, measured as GHG emissions per energy unit (gCO2e/MJ), must be less than an applicable threshold. The GHG intensity threshold will be subject to a five-year percentage reduction with respect to a reference value, which is based on the average energy used onboard in 2020, reported in the EU Monitoring Reporting and Verification data of that year, which was 91.16 gCO2e/MJ.

In November 2024, the United Kingdom expanded the UK Emissions Trading Scheme, a GHG emissions pricing framework specific to the UK, to include GHG emissions from domestic maritime shipping activity. Beginning in 2026, the expansion will apply to ships of 5,000 gross tons or higher. While the current legislation applies only to domestic shipping and excludes international voyages calling at UK ports, the UK ETS Authority is currently consulting with stakeholders on the potential inclusion of international maritime voyages starting or ending in the UK. This proposed expansion, which could take effect from 2028, would subject such international voyages to the UK ETS carbon price on 50% of their emissions.

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

The following table sets forth our significant subsidiaries and the vessels owned or operated by each of those subsidiaries, if any, as of December 31, 2025.

Subsidiary	Vessel	State of Jurisdiction or Incorporation	Percent of ownership
DHT Management S.A.M.		Monaco	99%[1]
DHT Management AS		Norway	100%
DHT Ship Management (Singapore) Pte. Ltd.		Singapore	100%
DHT Chartering (Singapore) Pte. Ltd.		Singapore	100%
Goodwood Ship Management Pte. Ltd.		Singapore	100%
DHT Addax, Inc.[2]	DHT Addax	Marshall Islands	100%
DHT Antelope, Inc.[2]	DHT Antelope	Marshall Islands	100%
DHT Appaloosa, Inc.	DHT Appaloosa	Marshall Islands	100%
DHT Bauhinia, Inc.[3]	DHT Bauhinia	Marshall Islands	100%
DHT Bronco, Inc.	DHT Bronco	Marshall Islands	100%
DHT Colt, Inc.	DHT Colt	Marshall Islands	100%
DHT Gazelle, Inc.[2]	DHT Gazelle	Marshall Islands	100%
DHT Harrier Inc.	DHT Harrier	Marshall Islands	100%
DHT Impala, Inc.[2]	DHT Impala	Marshall Islands	100%
DHT Jaguar Limited	DHT Jaguar	Marshall Islands	100%
DHT Leopard Limited	DHT Leopard	Marshall Islands	100%
DHT Lion Limited	DHT Lion	Marshall Islands	100%
DHT Mustang, Inc.	DHT Mustang	Marshall Islands	100%
DHT Nokota, Inc.	DHT Nokota	Marshall Islands	100%
DHT Opal, Inc.	DHT Opal	Marshall Islands	100%
DHT Osprey Inc.	DHT Osprey	Marshall Islands	100%
DHT Panther Limited	DHT Panther	Marshall Islands	100%
DHT Puma Limited	DHT Puma	Marshall Islands	100%
DHT Stallion, Inc.	DHT Stallion	Marshall Islands	100%
DHT Tiger Limited	DHT Tiger	Marshall Islands	100%
Samco Delta Ltd.[3]	DHT Europe	Marshall Islands	100%
Samco Epsilon Ltd.[3]	DHT China	Marshall Islands	100%
Samco Eta Ltd.	DHT Amazon	Marshall Islands	100%
Samco Iota Ltd.	DHT Taiga	Marshall Islands	100%
Samco Kappa Ltd.	DHT Redwood	Marshall Islands	100%
Samco Theta Ltd.	DHT Sundarbans	Marshall Islands	100%

[1]	The remaining 1% of DHT Management S.A.M is owned by the President & Chief Executive Officer

[2]	Subsidiaries related to newbuilding contracts. Vessels are scheduled for delivery in 2026.

[3]	Subsidiaries related to vessels sold or agreed to be sold as of the date of this report.

D.	PROPERTY, PLANT AND EQUIPMENT

Refer to “Item 4. Information on the Company—Business Overview—Our Fleet” above for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

BUSINESS

We currently operate a fleet of 23 VLCC crude oil tankers (including two VLCCs that we have agreed to sell), all of which are wholly owned by DHT Holdings, Inc. In addition, we have contracted with Hyundai Samho Heavy Industries to build two new VLCCs for delivery during the first half of 2026. VLCCs are tankers ranging in size from 270,000 to 320,000 deadweight tons, or “dwt”. As of the date of this report, 11 of the vessels in our fleet are on time charters and 12 vessels are operating in the spot market. The fleet operates globally on international routes. The 23 VLCCs currently in operation have a combined carrying capacity of 7,162,399 dwt and an average age of 10.1 years as of the date of this report.

As of the date of this report, we are a party to a ship management agreements with one of our subsidiaries, the Technical Manager, who is generally responsible for the technical operation and upkeep of our vessels, including crewing, maintenance, repairs and drydockings, maintaining required vetting approvals and relevant inspections, and helping ensure our fleet compliance with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations. Under the respective ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The principal factors that affect our results of operations and financial condition include:

•	with respect to vessels on charter, the charter rate that we are paid;

•	with respect to vessels operating in the spot market, the revenues earned by such vessels and cost of bunkers;

•	our vessels’ operating expenses;

•	our insurance premiums and vessel taxes;

•	the required maintenance capital expenditures related to our vessels;

•	the required capital expenditures related to newbuilding orders;

•	our ability to access capital markets to finance our fleet;

•	our vessels’ depreciation and potential impairment charges;

•	our general and administrative and other expenses;

•	our interest expense including any interest swaps;

•	any future vessel sales and acquisitions;

•	general market conditions when charters expire;

•	general market fragmentation or consolidation of vessel ownership or operational control;

•	fluctuations in the supply of and demand for oil transportation; and

•	prepayments under our credit facilities to remain in compliance with covenants.

Our revenues are principally derived from time charter hire and by vessels operating in the spot market. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improved rates. Freight rates are sensitive to patterns of supply and demand for oil transportation. Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels available at the time such cargoes need to be transported. The demand for oil transportation is affected by the state of the global economy and commercial and strategic inventory building of oil, among other things. The number of vessels is affected by the construction of new vessels, the retirement of existing vessels from service and, particularly in recent years, the number of vessels subject to sanctions. The tanker industry has historically been cyclical, experiencing volatility in freight rates, profitability and vessel values (refer to “Item 3.D. Risk Factors—Risks Relating to Our Industry”).

Our expenses consist primarily of voyage expenses, including primarily the cost of bunkers and port charges; vessel operating expenses, hereunder crew cost, maintenance expenses, spare parts, various consumables, insurance premium expenses; interest expense, financing expenses, depreciation expense, impairment charges, vessel taxes and general and administrative expenses.

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

MARKET OUTLOOK FOR 2026

Demand for oil and transportation of crude oil continue to grow. The market is impacted by geopolitical events and tensions that are causing strains on energy security and global trade. While we think it is impossible to present a clear and credible view on the outcome of current geopolitical events, we expect the resulting dynamics to include disruptions and less efficiencies, hence supportive of our business.

The global tanker fleet continues to rapidly age with limited new supply entering the market. The orderbook for supply of new ships is benign with some 22% of capacity scheduled for delivery over the coming five years. This is insufficient to replace the close to 50% of the fleet projected to be older than 15-years of age by the end of 2026. An increasing number of ships have been sanctioned by the United States, the UK and the EU, likely reducing transportation efficiencies, hence capacity. Further, regulations related to emissions from transportation work will increasingly constrain the productivity of the older part of the global fleet. Lastly, a fundamental shift in fleet ownership is taking place with fleet consolidation by private actors gaining meaningful traction. We expect the aggregators to control a significant part of the compliant tramping VLCC fleet – a critical market share. This consolidation will likely shift the pricing dynamics and put pressure on timely availability of ships. As end users increasingly are taking note of this trend, we anticipate rising interest from customers seeking to secure reliability – a reliability that could command a premium.

We believe our strategy continues to be well suited for the market that we operate in and is based on the following core principles:

■	Our renowned business approach as an experienced organization with focus on first rate operations and customer service;

■	Our quality ships;

■	Our prudent capital structure that promotes staying power through the business cycles;

■	Our fleet employment with a combination of market exposure and fixed income contracts;

■	Our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and

■	Our transparent corporate structure maintaining a high level of integrity and corporate governance.

A.	OPERATING RESULTS

Year ended December 31, 2025 compared to the year ended December 31, 2024

Income from Vessel Operations

Shipping revenues decreased by $70.6 million, or 12.4%, to $497.2 million in 2025 from $567.8 million in 2024. The decrease from 2024 to 2025 includes $40.1 million attributable to a decrease in total revenue days resulting from a smaller fleet size and $30.4 million attributable to lower revenue per day.

Other revenues for 2025 were $1.2 million compared to $3.9 million in 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

Other income for 2025 was $1.0 million which related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association. There was no other income for 2024.

The Company recorded a gain of $52.9 million in 2025 related to the sale of DHT Scandinavia, DHT Lotus and DHT Peony. There was no gain or loss related to sale of vessels in 2024.

Voyage expenses decreased by $51.5 million to $128.1 million in 2025 from $179.6 million in 2024. The decrease was mainly due to fewer vessels operating in the spot market during 2025 compared to 2024, which led to a reduction in voyage expenses. Specifically, bunker expenses decreased by $45.8 million, port expenses by $5.6 million and broker commission by $0.9 million, partially offset by an increase in other voyage-related costs of $0.8 million.

Vessel operating expenses decreased by $5.6 million to $73.0 million in 2025 from $78.6 million in 2024. The decrease was mainly related to a reduction in operating days due to fewer vessels in the fleet during 2025 as compared to 2024.

Depreciation and amortization expenses, including depreciation of capitalized drydocking cost, decreased by $5.5 million to $106.4 million in 2025 from $111.9 million in 2024. The decrease was due to a decrease in vessel depreciation of $3.0 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $2.4 million, due to fewer vessels in the fleet during 2025 as compared to 2024.

There was no reversal of prior impairment charges in 2025. Reversal of prior impairment charges totaled $27.9 million in 2024, due to strong market values during 2024 and triggered by the agreement to sell DHT Scandinavia in the fourth quarter of 2024. Please refer to “Item 5.E. Operating and Financial Review and Prospects—Critical Accounting Estimates” for a discussion of the key reasons for the reversal of prior impairment charges in 2024.

General and administrative expenses in 2025 were $19.9 million (of which $4.4 million was non-cash cost related to restricted share agreements for our management and board of directors), compared to $18.9 million in 2024 (of which $4.2 million was non-cash cost related to restricted share agreements for our management and board of directors).

General and administrative expenses for 2025 and 2024 include directors’ fees and expenses, the salary and benefits of our executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense and Amortization of Deferred Debt Issuance Cost

Net financial expenses were $13.6 million in 2025 compared to $28.6 million resulting from 2024. The decrease was mainly due to a reduction in interest expense of $16.2 million, partially offset by a $0.8 million decrease in interest income, both reflecting lower interest rates, and a non-cash loss of $0.2 million related to interest rate derivatives in 2025.

Year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

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

In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2023, the Company repurchased and retired 2,209,927 shares of common stock in the open market at an average price of $8.49 per share. In March 2024, our board of directors approved a repurchase through March 2025 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2024, the Company repurchased and retired 1,481,383 shares of common stock in the open market at an average price of $8.89 per share. In March 2025, our board of directors approved a repurchase through March 2026 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2025, the Company did not repurchase or retire any shares of common stock. In March 2026, our board of directors approved a repurchase through March 2027 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. All shares of DHT common stock acquired by DHT are expected to be retired and restored to authorized but unissued shares.

Since 2023, we have paid the dividends set forth in the table below. The aggregate and per share dividend amounts set forth in the table below are not expressed in thousands. While dividends are intended to be paid in accordance with our dividend policy communicated at any given time, they are subject to the discretion of our board of directors, with the timing and amount potentially being affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. In September 2022, our board of directors revised the dividend policy to return 100% of our ordinary net income to shareholders in the form of quarterly cash dividends (refer to “Item 3.D. Risk Factors—Risks Relating to Our Capital Stock—We may not pay dividends in the future, and our dividend policy is subject to change at any time”).

Operating Period	Total Payment	Per Common Share	Record Date	Payment Date
Jan. 1 - Mar. 31, 2023	$37.5 million	$0.23	May 18, 2023	May 25, 2023
Apr. 1 - Jun. 30, 2023	$56.7 million	$0.35	Aug. 23, 2023	Aug. 30, 2023
Jul. 1 - Sep. 30, 2023	$30.6 million	$0.19	Nov. 21, 2023	Nov. 28, 2023
Oct. 1 - Dec. 31, 2023	$35.5 million	$0.22	Feb. 21, 2024	Feb. 28, 2024
Jan. 1 - Mar. 31, 2024	$46.8 million	$0.29	May 24, 2024	May 31, 2024
Apr. 1 - Jun. 30, 2024	$43.6 million	$0.27	Aug. 23, 2024	Aug. 30, 2024
Jul. 1 - Sep. 30, 2024	$35.5 million	$0.22	Nov. 22, 2024	Nov. 29, 2024
Oct. 1 - Dec. 31, 2024	$27.3 million	$0.17	Feb. 18, 2025	Feb. 25, 2025
Jan. 1 - Mar. 31, 2025	$24.1 million	$0.15	May 21, 2025	May 28, 2025
Apr. 1 - Jun. 30, 2025	$38.6 million	$0.24	Aug. 18, 2025	Aug. 25, 2025
Jul. 1 - Sep. 30, 2025	$28.9 million	$0.18	Nov. 12, 2025	Nov. 19, 2025
Oct. 1 - Dec. 31, 2025	$66.0 million	$0.41	Feb. 19, 2026	Feb. 26, 2026

Year ended December 31, 2025 compared to the year ended December 31, 2024

Working capital, defined as total current assets less total current liabilities, was $134.2 million at December 31, 2025 compared to $92.3 million at December 31, 2024. The increase in working capital in 2025 resulted from a decrease in current portion long-term debt of $39.1 million, an increase in assets held for sale of $17.8 million, an increase in prepaid expenses of $2.5 million, an increase in cash and cash equivalents of $0.9 million and a decrease in accounts payable and accrued expenses of $0.7 million, partially offset by a decrease in inventories of $13.0 million, an increase in deferred shipping revenues of $5.3 million and a decrease in capitalized voyage expenses of $0.8 million. We believe that our working capital is sufficient for our present requirements. The cash and cash equivalents were $79.0 million at December 31, 2025 and $78.1 million at December 31, 2024.

In 2025, net cash provided by operating activities was $276.7 million, net cash used in investing activities was $166.4 million, and net cash used in financing activities was $109.5 million.

In 2025, net cash provided by operating activities was $276.7 million compared to $298.7 million in 2024, representing a decrease of $22.0 million. The decrease was due to a $30.2 million decrease in non-cash items included in net profit and a $21.3 million change in operating assets and liabilities, partially offset by a net profit of $211.0 million in 2025 compared to a net profit of $181.5 million in 2024, an increase of $29.5 million. The following non-cash items, which do not directly impact the cash flow, explain the non-cash elements of the increase in net profit, a decrease of $52.9 million related to gain on sale of vessels in 2025 and a decrease of $5.5 million related to depreciation and amortization, partially offset by reversal of prior impairment charges of $27.9 million in 2024. Further, changes in operating assets and liabilities were $21.3 million and resulted from changes in accounts receivable and accrued revenues of $22.5 million, accounts payable and accrued expenses of $11.0 million and prepaid expenses of $8.8 million, partially offset by $16.9 million related to inventories, $3.5 million related to deferred shipping revenues and $0.7 million related to capitalized voyage expenses.

Net cash used in investing activities was $166.4 million in 2025 compared to $97.0 million in 2024. In 2025, investing activities related to investment in vessels under construction of $198.5 million and $111.5 million related to investment in vessels, partially offset by $143.5 million related to the sales of DHT Scandinavia, DHT Lotus and DHT Peony.

Net cash used in financing activities was $109.5 million in 2025 compared to $197.9 million in 2024. In 2025, financing activities related to $281.1 million related to the repayment of long-term debt, cash dividends paid of $118.9 million, $6.1 million related to acquisition of non-controlling interests and $1.4 million related to repayment principal element of lease liability, partially offset by $298.0 million related to issuance of long-term debt.

We had $428.7 million of total debt outstanding at December 31, 2025, compared to $409.4 million at December 31, 2024.

During 2026, seven of our vessels are scheduled to be drydocked and capital expenditures related to these drydockings are estimated to be $17.3 million. We plan to finance the planned maintenance capital expenditures through our internal financial resources.

Year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Secured Credit Facilities

The following summary of the material terms of our secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our secured credit facilities. Because the following is only a summary, it does not contain all information that you may find useful.

Danish Ship Finance Credit Facility

In November 2014, the Company entered into a credit facility in the amount of $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S (“Danish Ship Finance”), as lender, DHT Jaguar Limited, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance. The refinancing was in direct continuation to the original loan, extending the final maturity to November 2025. Borrowings bore interest at a rate equal to LIBOR + 2.00% and were repayable in 10 semiannual installments of $1.2 million each with a final payment of $24.3 million at final maturity. In October 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation, and the credit facility bore interest at a rate equal to SOFR plus a margin of 2.00%. In connection with the refinancing of the DHT Jaguar, the Danish Ship Finance Credit Facility was fully repaid in June 2025 for an aggregate of $25.5 million.

Credit Agricole Credit Facility

In November 2022, the Company entered into an amended and restated agreement between and among Credit Agricole Corporate And Investment Bank (“Credit Agricole”), as lender, DHT Tiger Limited as borrower, and DHT Holdings, Inc. as guarantor for a $37.5 million credit facility (the “Credit Agricole Credit Facility”) to refinance the outstanding amount under a credit agreement with Credit Agricole that financed DHT Tiger. Borrowings bear interest at a rate equal to SOFR + 2.05% and are repayable in 24 quarterly installments of $0.6 million from March 2023 to December 2028 and a final payment of $22.5 million in December 2028.

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

Nordea Credit Facility

In May 2021, the Company entered into a new secured credit agreement with Nordea, ABN AMRO, Credit Agricole, DNB Bank ASA (“DNB”), Danish Ship Finance, ING and Skandinaviska Enskilda Banken AB (“SEB”), as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”) for a $316.2 million credit facility with Nordea as agent. The Nordea Credit Facility consists of a $119.8 million term loan and a $196.4 million revolving credit facility (“RCF”), of which $60 million is subject to quarterly reductions down to $45 million.

In June 2021, the Company drew down $233.8 million under the Nordea Credit Facility and repaid the total amount outstanding under an existing Nordea Credit Facility, amounting to $175.9 million. Borrowings bore interest at a rate equal to LIBOR + 1.90%. In June 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The credit facility bears interest at a rate equal to SOFR plus CAS plus a margin of 1.90%, and the facility has final maturity in January 2027.

In August 2022, the Company entered into an agreement to sell DHT Edelweiss, a 2008 built VLCC, for $37.0 million. The vessel was delivered to its new owner during the third quarter of 2022 and the sale generated a gain of $6.8 million. The Company repaid the outstanding debt of $12.2 million in connection with the sale and cancelled an RCF tranche of $2.4 million. In June 2022 and September 2022, the Company prepaid $23.1 million and $50 million, respectively, under the Nordea Credit Facility. The voluntary prepayments were made under the RCF tranches and may be re-borrowed. In December 2022, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2023. In December 2023, the Company prepaid $23.7 million under the Nordea Credit Facility and the prepayment was made for all regular installments for 2024. In December 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was delivered to its new owner during the first quarter of 2025, and the sale generated a gain of $19.8 million. The vessel had no outstanding debt; however, the Company cancelled an undrawn RCF tranche of $15 million in connection with the sale. In the second quarter of 2025, the Company prepaid $40.9 million under the revolving credit facility. In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony, both 2011 built VLCCs, for a combined price of $103.0 million. The vessels had outstanding debt of $11.4 million, which was repaid in connection with the sale. Additionally, the Company cancelled RCF tranches totaling $20 million in connection with the sale. In the third quarter of 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026. In the fourth quarter of 2025, the Company drew down $120 million under the revolving credit facility and repaid $64 million in connection with the new facility for DHT Nokota, as discussed below. The resulting net drawdown of $56 million, together with the final installment of $3.7 million, is due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250 million.

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

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100.0 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, 10 wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “ING Credit Facility”). The facility refinanced the outstanding amount under the $484 million credit facility with ABN AMRO, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank, as lenders, two wholly owned vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc. as guarantor (the “ABN AMRO Credit Facility”). Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90%, and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility, which was subsequently repaid in January 2024. In the second quarter of 2024 and the fourth quarter of 2024, the Company drew down $25 million and $10 million, respectively, under the revolving credit facility, which was used for installments under the newbuilding contracts. In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down $10 million and $15 million, respectively, for corporate purposes. In December 2025, the Company drew down $50 million under the revolving credit facility.

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

DHT Jaguar - Nordea Reducing Revolving Credit Facility

In April 2025, the Company entered into a $30 million reducing revolving credit facility agreement with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor (the “DHT Jaguar – Nordea Reducing Revolving Credit Facility”). The credit facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The credit facility bears an interest rate equal to SOFR plus a margin of 1.75%.

The DHT Jaguar – Nordea Reducing Revolving Credit Facility is secured by, among other things, a first-priority mortgage on DHT Jaguar, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessel (as determined quarterly by an approved broker). The credit facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

DHT Nokota – Nordea Reducing Revolving Credit Facility

In September 2025, the Company entered into a $64 million reducing revolving credit facility agreement with Nordea as lender, DHT Nokota, Inc. as borrower and DHT Holdings, Inc., as guarantor (the “DHT Nokota – Nordea Reducing Revolving Credit Facility”). The credit facility was drawn on November 21, 2025, and is repayable or reduced in quarterly installments of $1.2 million with a final payment of $30.8 million in September 2032. The credit facility bears an interest rate equal to SOFR plus a margin of 1.50%.

The DHT Nokota – Nordea Reducing Revolving Credit Facility is secured by, among other things, a first-priority mortgage on DHT Nokota, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of the borrower’s bank accounts and a first-priority pledge over the shares in the borrower. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secures the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets, unencumbered consolidated cash shall be at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt and DHT, on a consolidated basis, shall have working capital greater than zero. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessel (as determined quarterly by an approved broker). The credit facility contains covenants that prohibit the borrower from, among other things, incurring additional indebtedness without the prior consent of the lender, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person.

ING and Nordea Export Facility

In July 2025, the Company entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings with DHT Antelope, Inc., DHT Addax, Inc., DHT Gazelle, Inc., and DHT Impala, Inc. as borrowers and DHT Holdings, Inc., as guarantor (the “ING and Nordea Export Facility”). The facility was co-arranged by ING and Nordea, with ING as Coordinator, Facility Agent, Security Agent and ECA Agent. Each tranche becomes repayable in 48 equal quarterly installments, commencing three months after its respective utilization date. Once all four vessels have been delivered, the aggregate quarterly installments will total approximately $3.9 million, with a final balloon payment of $123.4 million due in 2038. The credit facility bears an interest rate equal to SOFR plus a weighted average margin of 1.32%. The maturity date for each tranche is 12 years from the respective vessel’s delivery date. As of December 31, 2025, the credit facility remained undrawn.

AGGREGATE CONTRACTUAL OBLIGATIONS

As of December 31, 2025, our long-term contractual obligations were as follows:

	2026	2027	2028	2029	2030	Thereafter	Total
Long-term debt [1]	$65,167	$114,097	$73,901	$183,435	$10,760	$53,561	$500,921
Interest rate swaps	(612)	(542)	(439)	-	-	-	(1,593)
Vessels under construction [2]	235,294	-	-	-	-		235,294
Total	$299,849	$113,554	$73,462	$183,435	$10,760	$53,561	$681,060

1 Amounts shown include contractual installment and interest obligations on $213.8 million under the ING Credit Facility, $62.8 million under the DHT Nokota – Nordea Reducing Revolving Credit Facility, $59.7 million under the Nordea Credit Facility, $38.3 million under the incremental ING Credit Facility, $30.0 million under the Credit Agricole Credit Facility and $28.6 million under the DHT Jaguar – Nordea Reducing Revolving Credit Facility. The interest obligations have been determined using a SOFR of 3.65% per annum plus margin plus CAS, if any. The interest on $213.8 million is SOFR + 1.90%, the interest on $62.8 million is SOFR + 1.50%, the interest on $59.7 million is SOFR + CAS + 1.90%, the interest on $38.3 million is SOFR + 1.80%, the interest on $30.0 million is SOFR + 2.05% and the interest on $28.6 million is SOFR + 1.75%. We have also included commitment fees for the undrawn $88.0 million Nordea Credit Facility and the undrawn $22.5 million of the ING Credit Facility

2  These are estimates only and are subject to change as construction progresses.

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

MARKET RISKS AND FINANCIAL RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, which could affect our results of operation and financial position. Borrowings under our secured credit facilities contain interest rates that fluctuate with the financial markets. Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, a one percentage point increase in SOFR would have increased our interest expense for the year ended December 31, 2025 by $2.3 million based upon our debt level as of December 31, 2025. There were no material changes in market risk exposures from 2023 to 2025.

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge a portion of our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 9 to our consolidated financial statements for December 31, 2025, included as Item 18 of this report.

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

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects—Market Outlook for 2026.”

E.	Critical Accounting Estimates

Our financial statements for the fiscal years 2025, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all our material accounting policy information, see Note 2 to our consolidated financial statements for December 31, 2025, included as Item 18 of this report.

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

Value in use and Fair value less cost of disposal

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis. In instances where a vessel is considered impaired, it is written down to its recoverable amount. Given the significance of these assets to our financial reporting, an impairment charge and/or reversal of previously recognized impairments could have a material impact on the Company’s financial reporting. Management continuously monitors both external and internal factors to determine if there are indicators that the vessels may be impaired or, in case of previously recognized impairment, that there are indicators that this may be reversed. The factors evaluated in the assessment include the carrying amount of net assets compared to market capitalization and the market value of our vessels based on broker estimates. In addition, the Company assess other relevant factors, such as changes in market rates affecting its weighted average cost of capital, the impact of any changes in the technological, market, economic, or legal environment in which it operates, and changes in forecasted charter rates. The Company also considers whether there is any evidence of asset obsolescence or physical damage, whether the Company has plans to dispose of an asset earlier than previously expected, and whether there is any indication that the economic performance of an asset has been, or will be, worse than expected.  To the extent it is determined that indicators of impairment and/or reversal of previously recognized impairment exist, the value in use is estimated for the respective vessels. A reversal of a previously recognized impairment loss is recorded only to the extent there has been an increase in the estimated service potential of an asset, either from use or sale.

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

For the year ended December 31, 2025, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment. The Company reversed all historical impairment charges for the year ended December 31, 2024.

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

The following chart sets forth our fleet information, purchase prices, carrying values and estimated charter-free fair market values as of December 31, 2025.

(Dollars in thousands)

Vessel	Built	Vessel Type	Purchase Month and Year	Carrying Value [1]	Estimated Charter-Free Fair Market Value [2]
DHT Appaloosa	2018	VLCC	Jul. 2023	$82,900	$110,000
DHT Mustang	2018	VLCC	Oct. 2018	57,220	110,000
DHT Nokota	2018	VLCC	Nov. 2025	105,517	110,000
DHT Bronco	2018	VLCC	Jul. 2018	56,442	110,000
DHT Colt	2018	VLCC	May 2018	56,909	110,000
DHT Stallion	2018	VLCC	Apr. 2018	56,829	110,000
DHT Tiger	2017	VLCC	Jan. 2017	60,580	102,000
DHT Harrier	2016	VLCC	Jan.2021	50,054	96,000
DHT Puma	2016	VLCC	Aug. 2016	56,076	96,000
DHT Panther	2016	VLCC	Aug. 2016	56,069	96,000
DHT Osprey	2016	VLCC	Jan.2021	50,330	96,000
DHT Lion	2016	VLCC	Mar. 2016	54,514	96,000
DHT Leopard	2016	VLCC	Jan. 2016	58,203	96,000
DHT Jaguar	2015	VLCC	Nov. 2015	57,915	91,000
DHT Taiga	2012	VLCC	Sep. 2014	45,388	76,000
DHT Opal	2012	VLCC	Apr. 2017	36,279	76,000
DHT Sundarbans	2012	VLCC	Sep. 2014	44,452	76,000
DHT Redwood	2011	VLCC	Sep. 2014	40,945	71,000
DHT Amazon	2011	VLCC	Sep. 2014	40,150	71,000
DHT China	2007	VLCC	Sep. 2014	20,598	54,000
DHT Europe	2007	VLCC	Sep. 2014	19,890	54,000
DHT Bauhinia	2007	VLCC	Jun. 2017	17,118	54,000

[1]
Carrying value does not include value of time charter contracts. In December 2025, the Company agreed to the sale of DHT China and DHT Europe, and the vessels are presented as assets held for sale as of December 31, 2025.

[2]
Estimated charter-free fair market value is provided for informational purposes only. These estimates are based solely on third-party broker valuations as of the reporting date and may not represent the price we would receive upon sale of the vessel. They have been provided as a third party’s indicative estimate of the sales price less cost to sell which we could expect, if we decide to sell one of our vessels, free of any charter arrangement. Management uses these broker valuations in calculating compliance with debt covenants. Management also uses them as one consideration point in determining if there are indicators of impairment. In connection with the vessels’ increasing age and market development, a decline in market value of the vessels could take place in 2026.

As of December 31, 2025, all of our vessels had charter-free fair market value above their carrying value. The aggregate carrying value of vessels having charter-free market values that exceed their respective carrying values was $1,124.4 million, and the aggregate charter-free fair market value of such vessels was $1,961.0 million. Please see our risk factor under the heading “Vessel values may be depressed at a time when we sell a vessel, when our subsidiaries are required to make a repayment under the secured credit facilities or when the secured credit facilities mature, which could adversely affect our liquidity and our ability to refinance the secured credit facilities” in Item 3.D of this report for a discussion of additional risks relating to fair market value in assessing the value of our vessels. For additional information, refer to Note 6 to our consolidated financial statements for December 31, 2025, included as Item 18 of this report.

SAFE HARBOR

Applicable to the extent the disclosures required by this Item 5. of Form 20-F require the statutory safe harbor protections provided to forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Erik A. Lind	70	Class III Director and Chairman
Svein Moxnes Harfjeld	61	President and Chief Executive Officer, Class II Director
Jeremy Kramer	64	Class I Director
Sophie Rossini	44	Class III Director
Ana Zambelli	53	Class I Director
Erik Bartnes	66	Class II Director
Laila Cecilie Halvorsen	51	Chief Financial Officer

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind - Chairman of the Board of Directors. Mr. Erik A. Lind’s professional experience dates back to 1980 and encompasses corporate banking, structured finance, investment & asset management focusing primarily on the maritime shipping sector. Mr. Lind was, until April 2022, the Chief Executive Officer of Oceanic Finance Group Limited (formerly known as Tufton Oceanic Finance Group Limited), a position he held since 2004. Prior to this, he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the board of Oceanic Finance Group Limited, Stratus Investments Limited and on the advisory board of A.M. Nomikos. Mr. Lind holds a Master of Business Administration degree from the University of Denver. Mr. Lind is a citizen and resident of Norway.

Svein Moxnes Harfjeld - President & Chief Executive Officer, Director. Mr. Svein Moxnes Harfjeld joined DHT on September 1, 2010, and was appointed to serve as a Class II director on October 13, 2025. Mr. Harfjeld has 35 years of experience in the shipping industry. Prior to joining DHT, he was with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously, he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. He started his shipping career with The Torvald Klaveness Group. Mr. Harfjeld is a citizen of Norway and a resident of the Principality of Monaco.

Jeremy Kramer - Director. Mr. Jeremy Kramer previously served on the Board of Directors of Golar LNG Partners and served as Chairman of its Conflicts Committee. He also served on the Board of Directors of 2020 Bulkers Ltd. Mr. Kramer was a Senior Portfolio Manager in the Straus Group at Neuberger Berman from 1998 to 2016, managing equity portfolios primarily for high-net-worth clients. Prior to that, he worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst and then as a Portfolio Manager focused on small and mid-cap equity securities. Mr. Kramer also managed a closed-end fund, the Alliance Global Environment Fund. He worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst. Mr. Kramer earned an M.B.A. from Harvard University Graduate School of Business. He graduated with a B.A. from Connecticut College. Mr. Kramer is a citizen and resident of the U.S.

Sophie Rossini - Director. Mrs. Sophie Rossini is a Partner and Head of Public Markets of Discretionary at Man Group. She is responsible for overseeing Discretionary’s investment management teams and is a member of the Discretionary management team. Previously, she was Head of Business Management at Man AHL, working closely with the senior management team to set and deliver MAN AHL’s strategic goals, and ensuring smooth operational management of the engine. Prior to this, she was the Head of Relative Value within Man’s external multi-manager business. Prior to joining Man Group in 2008, she was at Atlas Capital. Mrs. Rossini holds an M.A. in Banking and Financial Techniques from Paris-Panthéon-Assas University. Mrs. Rossini is a citizen of France and resident of the United Kingdom.

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

Erik Bartnes - Director. Mr. Erik Bartnes was appointed to serve as a Class II director effective March 1, 2026. Mr. Bartnes was one of the co-founders of Hafnia Tankers in 2010, served as executive chair until the merger between Hafnia Tankers and BW Tankers in January 2019, and has since served as a director on Hafnia’s Board of Directors until 2025. Mr. Bartnes is currently chair of Castel AS and Trobo AS and a board member of Pareto Asset Management AS and Premium Maritime Fund AS, among others. Mr. Bartnes was co-founder of Pareto AS, senior partner from 1988, chair until April 2013; has served as chair of Christiania Shipping A/S, Pareto AS, Pareto Invest AS, Astrup Fearnley Holding AS, its group of companies, Eclipse Drilling AS, Revier Invest AS, and Svele AS, among others; and board member of Eitzen Chemical ASA, Viking Cruises Ltd., Viking Investments (Cayman) Ltd., Jupiter Properties (USA) Ltd., Nordic Tankers AS, Nordic Shipholding AS, Siva Shipping AS and Ugland Shipping AS, among others. Mr. Bartnes holds a LizRerPol degree from University of Fribourg, Switzerland. He is a Norwegian citizen and resident of Switzerland.

Laila Cecilie Halvorsen - Chief Financial Officer. Ms. Laila Cecilie Halvorsen joined DHT in 2014 after 17 years at Western Bulk AS, where she served first as Accountant for four years, then as Finance Manager for four years and later as Group Accounting Manager for nine years. Ms. Halvorsen served as Chief Accountant & Controller of DHT from September 2014 until she was appointed CFO in June 2018. Ms. Halvorsen has more than 25 years of experience in international accounting and shipping. Ms. Halvorsen is a citizen and resident of Norway.

B.	COMPENSATION

DIRECTORS’ COMPENSATION

During the year ending December 31, 2025, we paid the independent, non-executive members of our board of directors aggregate cash compensation of $639,000. In addition, in January 2025, our independent, non-executive directors were awarded an aggregate of 150,000 shares of restricted stock pursuant to the 2022 Incentive Compensation Plan (the “2022 Plan”). In January 2026, our independent, non-executive directors were awarded an aggregate of 80,000 shares of restricted stock pursuant to the 2025 Incentive Compensation Plan (the “2025 Plan”). Our executive director does not receive any additional compensation for his service as a director. We have no service contracts between us and any of our independent, non-executive directors providing for benefits upon termination of their employment or service.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

During the year ending December 31, 2025, we paid our executive officers aggregate cash compensation of $2,515,050 and accrued an aggregate amount of $136,893 for pension and retirement benefits. In addition, in January 2025, our executive officers were awarded an aggregate of 200,000 shares of restricted stock for the year 2024 pursuant to the 2022 Plan with certain vesting conditions, and in January 2026, our executive officers were awarded an aggregate of 200,000 shares of restricted stock for the year 2025 pursuant to the 2025 Plan with certain vesting conditions.

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

Incentive Compensation Plan

We currently maintain one equity compensation plan, the 2025 Plan. The 2025 Plan was approved by our stockholders at our annual meeting on June 12, 2025.

The 2025 Plan was established to promote the interests of the Company and our stockholders by (i) attracting and retaining exceptional directors, officers, employees, consultants and independent contractors (including prospective directors, officers, employees, consultants and independent contractors) and (ii) enabling such individuals to participate in the long-term growth and financial success of our Company. The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2025 Plan is 3,000,000. The aggregate number of shares of our common stock that have been granted under the 2025 Plan is 380,000, which does not include shares with respect to non-vested awards.

The following description of the 2025 Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to this report.

Awards

The 2025 Plan provides for the grant of options intended to qualify as incentive stock options, or “ISOs,” under Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, or “NSOs,” restricted share awards, restricted stock units, or “RSUs,” cash incentive awards, dividend equivalents and other equity-based or equity-related awards.

Plan administration

The 2025 Plan is administered by the compensation committee of our board of directors or such other committee as our board of directors may designate to administer the 2025 Plan. Subject to the terms of the 2025 Plan and applicable law, the compensation committee has sole and plenary authority to administer the 2025 Plan, including, but not limited to, the authority to (i) designate participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award in response to changes in tax law or unforeseen tax consequences of such awards and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the 2025 Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2025 Plan is 3,000,000. If an award granted under the 2025 Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the 2025 Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the 2025 Plan and awards under the 2025 Plan as it deems equitable or desirable in its sole discretion.

Amendment and termination of the 2025 Plan

Subject to any government regulation and to the rules of the NYSE or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the 2025 Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders, except that stockholder approval will be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the 2025 Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the 2025 Plan or (ii) modify the requirements for participation under the 2025 Plan. No modification, amendment or termination of the 2025 Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided in the 2025 Plan or by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary.

Change of control

The 2025 Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control (as defined in the 2025 Plan), unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

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

Term of the 2025 Plan

No award may be granted under the 2025 Plan after June 12, 2028, the third anniversary of the date the 2025 Plan was approved by our stockholders.

C.	BOARD PRACTICES

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. Our board is currently composed of six directors, five of whom are independent under the rules of the NYSE applicable to U.S. companies.

To promote open discussion among the directors, our directors meet in regularly scheduled and ad hoc executive session without participation of management and will continue to do so in 2026.

We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Mr. Erik Lind was initially elected in July 2005. Mr. Svein Moxnes Harfjeld was initially appointed in October 2025. Mr. Jeremy Kramer was initially elected in June 2017. Mrs. Sophie Rossini was initially appointed in November 2020. Ms. Ana Zambelli was initially appointed in February 2024. Mr. Erik Bartnes was initially appointed in March 2026. The term of our Class I directors, Mr. Kramer and Ms. Zambelli, expires in 2026, the term of our Class III directors, Mr. Lind and Mrs. Rossini, expires in 2027 and the term of our Class II directors, Mr. Harfjeld and Mr. Bartnes, expires in 2028. Mr. Kramer was re-elected as our Class I director at our annual stockholders meeting on June 15, 2023. Mr. Lind and Mrs. Rossini were re-elected as our Class III directors at our annual stockholders meeting on June 12, 2024.

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

The purpose of our compensation committee is to (i) discharge the board of directors’ responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the SEC. The members of the compensation committee are Mr. Lind (chairperson), Ms. Zambelli and Mr. Kramer.

The purpose of our nominating and corporate governance committee is to (i) identify individuals qualified to become members of our board of directors in accordance with criteria approved by the board of directors and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments, (iii) review and make recommendations for executive management appointments, (iv) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (v) coordinate an annual evaluation of the board of directors and its chairman. The members of the nominating and corporate governance committee are Mrs. Rossini (chairperson), Mr. Lind  and Ms. Zambelli.

The purpose of our sustainability oversight committee is to assist, advise and act on behalf of the board of directors in providing oversight and guidance with respect to the Company’s environmental, social and corporate responsibility matters. The members of the sustainability oversight committee are Ms. Zambelli (chairperson), Mr. Kramer and Mrs. Rossini.

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

As of December 31, 2025, we had 737 employees, comprised of 659 seafarers and 78 shore-side staff employed through the subsidiaries in Monaco, Norway, Singapore and India, compared to 924 employees as of December 31, 2024, and 1,212 employees as of December 31, 2023. Our shore-side employees are not represented by any collective bargaining agreements, while all onboard seafarers are represented by the vessel’s collective bargaining agreements. We have never experienced a work stoppage.

E.	SHARE OWNERSHIP

See “Item 7.A. Major Stockholders.” See “Item 6.B. Compensation” for a description of the Company’s Incentive Compensation Plan under which employees of the Company can be awarded restricted shares of the Company.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of based on Schedule 13G and/or Schedule 13D filings with the SEC and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, as of March 13, 2026. We have one class of common stock outstanding, with each outstanding share entitled to one vote. Our major stockholders do not have different voting rights.

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

	Number of Shares of Common Stock	Percentage of Shares of Common Stock[1]
Owners of more than 5% of a class of our equity securities
FMR LLC[2]	24,193,013	15.0%
BW Group[3]	9,261,181	5.8%
Dimensional Fund Advisors LP4	11,513,966	7.1%

Directors and Executive Officers
Erik A. Lind	132,498	*
Jeremy Kramer	71,332	*
Sophie Rossini	81,747	*
Ana Zambelli	-	*
Erik Bartnes	18,000	*
Svein Moxnes Harfjeld	1,155,280	*
Laila Cecilie Halvorsen	204,216	*
Directors and executive officers as a group (7 persons)	1,663,073	1.0%

 *Less than 1%

[1]	Calculated based on Rule 13d-3(d)(1) under the Exchange Act, using 161,041,637 shares of common stock issued and outstanding as of March 13, 2026.

[2]
Based on a Schedule 13G/A filed with the SEC on November 12, 2024, by FMR LLC, which, as investment manager, possesses the power to direct investments or power to vote shares owned by various investment companies, commingled group trusts and separate accounts. For purposes of the reporting requirements of the Exchange Act, FMR LLC was deemed to be a beneficial owner of such shares as of September 30, 2024. As of September 30, 2024, FMR LLC possessed the sole power to vote or direct the vote of 24,188,658 shares and the sole power to dispose or to direct the disposition of 24,193,013 shares. All shares beneficially owned are shares of common stock.

[3]
Based on Schedule 13D/A filed with the SEC on March 12, 2026, by BW Group Limited, the BW Group possesses the sole voting power over 9,261,181 shares. For purposes of the reporting requirements of the Exchange Act, BW Group Limited was deemed to be a beneficial owner of such shares as of March 12, 2026. As of March 15, 2025, BW Group held 12.7% of shares of common stock. The percentage of shares of common stock held by BW Group decreased to 5.8% as of March 13, 2026. All shares beneficially owned are shares of common stock.

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

Subject to the discussion of the IRA below, our major stockholders generally have the same voting rights as our other stockholders. To our knowledge, no corporation or foreign government or other natural or legal person(s) owns more than 50% of our outstanding stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control. As of March 13, 2026, we had 20 shareholders of record, 17 of which were located in the U.S. and held an aggregate of 160,995,387 of our common shares, representing 99.97% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 160,976,334 of our common shares as of March 13, 2026. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

Investor Rights Agreement (“IRA”)

We granted BW Group, as a significant minority investor in DHT, certain minority rights under the IRA. BW Group also agreed under the IRA to take certain actions consistent with a minority position and accept certain limitations on its rights as a shareholder. On November 19, 2019, BW Group sold 14,680,880 shares of common stock at a public offering price of $6.90 per share (the “BW Group Offering”), after which BW Group held 23.3% of the total voting power of DHT capital stock and owned 72% of the aggregate number of shares that BW Group received as consideration under the Vessel Acquisition Agreement, dated March 23, 2017 (the “VAA”). As a result, the standstill on BW Group, which was in effect until BW Group no longer held 25% of the total voting power of DHT voting stock, has expired (the “Standstill Expiration”) and certain rights and obligations of and restrictions upon BW Group and its controlled affiliates under the IRA have been terminated. As of the date of this report, BW Group no longer held 10% of the total voting power of DHT voting stock. Accordingly, the majority of the remaining rights under the IRA have since been terminated. The provisions that remain in effect are, in each case, described below.

Non-Coercive Offers

The BW Group and its controlled affiliates are permitted, after a minimum of 45 days of review, consultation and good faith negotiation with our board of directors, to make a “Non-Coercive Offer” to our shareholders. As defined in the IRA, a Non-Coercive Offer is an offer to acquire all of our outstanding common stock subject to certain parameters, including that such offer must (i) not be subject to any financing condition, (ii) comply with applicable securities laws, (iii) be for consideration that is in the form of cash or of shares of capital stock of an entity publicly traded on the NYSE or the NASDAQ Stock Market with an aggregate public float equal to or greater than that of our outstanding common stock (excluding shares held by BW Group, its controlled affiliates or any 13D group to which any of them belongs), or a combination thereof, (iv) be for a premium of at least 15% to the per share volume-weighted average price of shares of our common stock as displayed under the heading VWAP Bloomberg on Bloomberg (or, if Bloomberg ceases to publish such price, a successor service to be reasonably agreed) for the 10 trading days most recently ended immediately prior to the opening of the third trading day prior to the earliest of (X) the public announcement of such offer, (Y) the public announcement of an intention to commence such offer and (Z) the communication of such offer to our board of directors by BW Group, (v) be held open for a minimum of 45 days and (vi) include a minimum tender condition of at least 50% of our outstanding common stock not owned by BW Group, its controlled affiliates or any 13D group to which any of them belongs.

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

The above description of the IRA does not purport to be complete and is qualified in its entirety by the IRA, a copy of which is incorporated by reference to this report.

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

The dividends paid related to the four quarters of 2023 amounted to $0.23, $0.35, $0.19 and $0.22 per share of common stock, respectively. The dividends paid related to the four quarters of 2024 amounted to $0.29, $0.27, $0.22 and $0.17 per share of common stock, respectively. The dividends paid related to the four quarters of 2025 amounted to $0.15, $0.24, $0.18 and $0.41 per share of common stock, respectively.

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

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2025, we had 160,799,407 shares of common stock outstanding. As of March 13, 2026, we had 161,041,637 shares of common stock outstanding and no shares of any class of preferred stock. As of December 31, 2025, neither we nor our subsidiaries held any shares of common stock or any shares of any series of preferred stock.

In March 2023, our board of directors approved a repurchase through March 2024 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2023, the Company repurchased and retired 2,209,927 shares of common stock in the open market at an average price of $8.49 per share. In March 2024, our board of directors approved a repurchase through March 2025 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2024, the Company repurchased and retired 1,481,383 shares of common stock in the open market at an average price of $8.89 per share. In March 2025, our board of directors approved a repurchase through March 2026 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. In 2025, the Company did not repurchase or retire any shares of common stock In March 2026, our board of directors approved a repurchase through March 2027 of up to $100 million of DHT securities through open market purchases, negotiated transactions or other means in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time. Any shares of DHT common stock acquired by DHT will be available for reissuance.

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

Other than the Executive Officer Employment Agreements, our guarantees for certain of our subsidiaries, the Danish Ship Finance Credit Facility, the Credit Agricole Credit Facility, the Nordea Credit Facility, the ING Credit Facility, the ING and Nordea Export Facility and the VAA and IRA with BW Group, each of which is described above, we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

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

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be eligible for the exemption under Section 883 of the Code if either the 50% Ownership Test or the Publicly Traded Test is met. As of the date hereof, our common stock is the only class of our stock that is outstanding. Because our common stock is traded on the NYSE and our stock is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

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

The Publicly Traded Test also requires our common stock to be “regularly traded” on an established securities market. Our common stock is listed on the NYSE, and, as of the date hereof, is the only class of our outstanding stock. Our common stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly Traded Test if:

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

We satisfy the trading threshold test. We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy these tests in the future, both tests are deemed satisfied if our common stock is traded on an established securities market in the U.S. and is regularly quoted by dealers making a market in such stock. Because our common stock is listed on the NYSE, we believe this is and will continue to be the case.

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

We believe that the 5 Percent Override Rule has not been triggered with respect to our common stock. However, the 5 Percent Override Rule might be triggered in the future as a result of factual circumstances beyond our control, for example, if one or more stockholders became a 5% Stockholder and 5% Stockholders collectively own 50% or more of our common stock. In this case, the 5 Percent Override Rule will nevertheless not apply if we can establish that, among the closely held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely held group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year. In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity and certain other aspects of our stockholders which generally would require that we receive certain statements from certain of our direct and indirect stockholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Based on the foregoing, we believe we satisfy, and will continue to satisfy, the Publicly Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2025, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income from transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such gross shipping income would be 2%.

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

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC for any taxable year and a U.S. Holder made a timely QEF election, such U.S. Holder being referred to as an “Electing Holder,” the Electing Holder would be required to report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (which gain shall not exceed our E&P for the taxable year and would be reported as long-term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such income inclusions would not be eligible for the current maximum 20% preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P. Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were to become aware that we were treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and provide each U.S. Holder with all necessary information in order to make the QEF election described above. Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, the holder would also be subject to the different and more adverse tax consequences described below under “Taxation of U.S. Holders of a PFIC Not Making a Timely QEF or ‘Mark-to-Market’ Election”.

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

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities. Amounts borrowed under the credit facilities bear interest at a rate equal to SOFR plus a margin. Increasing interest rates could affect our future profitability. In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. A one percentage point increase in SOFR would have increased our interest expense for the year ended December 31, 2025 by $2.3 million based upon our debt level as of December 31, 2025 ($4.2 million in 2024). We have only immaterial currency risk since all income and the majority of vessel expenses are in U.S. dollars.

We are exposed to credit risk from our operating activities (primarily for trade receivables) and from our financing activities, including deposits with banks and financial institutions. We seek to diversify the credit risk on our cash deposits by spreading the risk among various financial institutions. The majority of our cash is held by Nordea, DNB, OCBC, Credit Agricole, CFM Indosuez, Citibank, SBI Singapore and United Overseas Bank Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. A significant portion of our vessels are currently exposed to the spot market.

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

As of the end of the fiscal year ended December 31, 2025 (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of management, including the president & chief executive officer and the chief financial officer), pursuant to Rule 13a-15 of the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) intended to ensure that information required to be disclosed by DHT in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

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

Our auditors have expressed an unqualified opinion on the consolidated financial statements as of and for the year ended December 31, 2025.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with Rule 13a-15 of the Exchange Act, the management of DHT Holdings, Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process that includes numerous controls designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025 based on the provisions of Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on our assessment, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2025.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young AS, an independent registered public accounting firm. Their report appears in Item 18 beginning on page F‑2.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table shows the fees that the Company was billed for the audit and other services provided by Ernst & Young for the fiscal years ended December 31, 2025, and December 31, 2024.

Fees	2025	2024
Audit Fees [1]	$859,791	$640,185
Audit-Related Fees [2]	45,400	66,907
Tax Fees [3]	15,992	8,979
All Other Fees	-	-
Total	$921,183	$716,071

[1]
Audit fees for 2025 and 2024 represent fees for professional services provided in connection with the audit of our annual consolidated financial statements, reviews of interim financial statements, statutory audits, and comfort letter services, for the periods ended December 31, 2025 and 2024, respectively.

[2]	Audit-related fees for 2025 consisted of $36,687 in respect of quarterly limited procedures. Audit-related fees for 2024 consisted of $48,801 in respect of quarterly limited procedures.

[3]	Tax fees represent fees for professional services provided in connection with tax compliance.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services to be performed by our Independent Registered Public Accounting Firm and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely manner of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our Independent Registered Public Accounting Firm, Ernst & Young AS, in the fiscal years ended December 31, 2025 and 2024.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of our publicly announced program	Maximum dollar value of shares that may yet be purchased under the program (USD millions)
January 2025	-	$-	-	$86.8
February 2025	-	-	-	86.8
March 2025	-	-	-	100.0
April 2025	-	-	-	100.0
May 2025	-	-	-	100.0
June 2025	-	-	-	100.0
July 2025	-	-	-	100.0
August 2025	-	-	-	100.0
September 2025	-	-	-	100.0
October 2025	-	-	-	100.0
November 2025	-	-	-	100.0
December 2025	-	-	-	100.0
Total	-	$-	-	$100.0

[1]	No shares were repurchased under the authorized share repurchase program of up to $100 million covering the period from March 2025 to March 2026, approved by our board in March 2025.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

4.4
ING and Nordea Export Facility, dated as of July 29, 2025, among DHT Antelope, Inc., DHT Addax, Inc., DHT Gazelle, Inc., and DHT Impala, Inc. as borrowers, DHT Holdings, Inc., as guarantor, and ING Bank, a branch of ING-DIBA AG and Nordea Bank Abp, filial i Norge.

4.5
Employment Agreement of Svein Moxnes Harfjeld with DHT Management S.A.M. (effective as of November 1, 2019) (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2019, Commission File Number 001-32640).

4.6
Employment Agreement Addendum of Svein Moxnes Harfjeld with DHT Management S.A.M. (effective as of December 10, 2024) (incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2024, Commission File Number 001-32640).

4.7
Employment Agreement of Laila Cecilie Halvorsen with DHT Management AS. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2018, Commission File Number 001-32640).

4.8
Employment Agreement Addendum of Laila Cecilie Halvorsen with DHT Management AS (effective as of December 10, 2024) (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2024, Commission File Number 001-32640).

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

4.11	2025 Incentive Compensation Plan
8.1	List of Significant Subsidiaries.
11.1	Insider Trading Policy.
12.1	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
12.2	Certification of President & Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(b)).
13.1	Certification furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18.
15.1	Consent of Ernst & Young AS.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F of DHT Holdings, Inc. for the year ended December 31, 2023, Commission File Number 001-32640).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DHT HOLDINGS, INC.

Date: March 19, 2026	By:	/s/ Svein Moxnes Harfjeld
		Name:	Svein Moxnes Harfjeld
		Title:	President & Chief Executive Officer
(Principal Executive Officer)

FINANCIAL STATEMENTS

DHT Holdings, Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DHT Holdings, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of DHT Holdings, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 19, 2026 expressed an unqualified opinion thereon.

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

Vessel impairment indicators
Description of the Matter
The carrying value of the Company’s vessels was $1,084 million as of December 31, 2025. As explained in Notes 2 and 6 to the consolidated financial statements, management assesses vessels for indicators of impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying value of a vessel may not be recoverable.
Auditing management’s assessment of impairment indicators was complex and required significant auditor judgment around assumptions used by management in determining whether impairment indicators exist. The most significant input used was independent shipbroker valuations, which use a combination of vessel specific inputs such as age and yard, and assumptions based on market data, including any recent comparable vessel transactions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s impairment indicators process, including controls over management’s review of the vessels’ valuations.
We performed audit procedures that included, among others, comparing management’s methodology against the accounting guidance under IAS 36 Impairment of Assets.
We tested the shipbroker valuations by performing inquiries with the independent shipbroker regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation for the vessels by comparing the vessel specific inputs with vessel records and supporting documentation. We further performed a comparison of historical relevant vessel transactions in 2025 with independent broker valuations.
We also assessed the adequacy of the Company’s disclosures in Note 6 of the consolidated financial statements against the requirements of the relevant accounting standards.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2021.
Oslo, Norway
March 19, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of DHT Holdings, Inc.

Opinion on Internal Control Over Financial Reporting
We have audited DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DHT Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated March 19, 2026 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young AS

Oslo, Norway
March 19, 2026

DHT Holdings, Inc.

Consolidated Statement of Financial Position

		December 31,	December 31,
(Dollars in thousands)	Note	2025	2024

ASSETS
Current assets
Cash and cash equivalents	8,9	$79,034	$78,143
Accounts receivable and accrued revenues	8,9	53,338	53,715
Capitalized voyage expenses	4	1,684	2,450
Prepaid expenses	11	9,678	7,200
Derivative financial assets	8	10	-
Inventories	12	24,682	37,688
Assets held for sale	6	40,488	22,693
Total current assets		$208,915	$201,889

Non-current assets
Vessels	6	1,083,891	1,185,576
Vessels under construction	6	301,651	93,178
Other property, plant and equipment	6	7,117	4,589
Goodwill		1,356	1,356
Derivative financial assets	8	19	-
Total non-current assets		$1,394,034	$1,284,698

Total assets		$1,602,949	$1,486,587

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	7,8	22,761	23,436
Derivative financial liabilities	8	68	-
Current portion long-term debt	8,9	39,500	78,649
Other current liabilities	8	994	1,389
Deferred shipping revenues	4	11,397	6,139
Total current liabilities		$74,720	$109,613

Non-current liabilities
Long-term debt	8,9	389,244	330,775
Derivative financial liabilities	8	131	-
Other non-current liabilities		5,598	3,497
Total non-current liabilities		$394,973	$334,273

Total liabilities		$469,693	$443,886

Equity
Common stock at par value	10	1,608	1,600
Additional paid-in capital		1,223,719	1,217,651
Accumulated deficit		(96,216)	(186,321)
Translation differences		498	39
Other reserves		3,577	5,273
Total equity attributable to the Company		$1,133,186	$1,038,242
Non-controlling interest		$71	$4,459
Total equity		$1,133,257	$1,042,701

Total liabilities and equity		$1,602,949	$1,486,587

The accompanying notes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Income Statement

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands, except share and per share amounts)	Note	2025	2024	2023

Shipping revenues	3,4	$497,197	$567,835	$556,075

Other revenues	4	1,203	3,938	4,481

Total revenues		$498,400	$571,773	$560,556

Gain on sale of vessels	6	52,943	-	-
Other income		970	-	-

Operating expenses
Voyage expenses	11	(128,088)	(179,623)	(165,667)
Vessel operating expenses	11	(72,994)	(78,594)	(75,429)
Depreciation and amortization	6	(106,370)	(111,884)	(108,902)
Reversal of prior impairment charges	6	-	27,909	-
General and administrative expense	11	(19,890)	(18,944)	(17,448)
Total operating expenses		$(327,342)	$(361,136)	$(367,447)

Operating income		$224,972	$210,637	$193,110

Interest income		3,139	3,918	4,485
Interest expense		(14,169)	(30,399)	(33,061)
Net loss on derivative instruments at fair value	8	(170)	-	(504)
Other financial expense		(2,396)	(2,088)	(1,984)
Profit before tax		$211,376	$182,069	$162,046

Income tax expense	15	(413)	(608)	(649)
Profit for the year		$210,962	$181,460	$161,397
Attributable to the owners of non-controlling interest		$(130)	$84	$43
Attributable to the owners of parent		$211,092	$181,377	$161,353

Attributable to the owners of parent:
Basic earnings per share		$1.31	$1.12	$0.99
Diluted earnings per share		$1.31	$1.12	$0.99

Weighted average number of shares (basic)	5	160,690,206	161,354,507	162,178,499
Weighted average number of shares (diluted)	5	160,773,279	161,441,782	162,356,735

The accompanying notes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Statement of Comprehensive Income

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2025	2024	2023

Profit for the year		$210,962	$181,460	$161,397
Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of tax		(225)	176	(494)
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of foreign currency denominated subsidiary		482	(300)	115
Total comprehensive income for the period net of tax		$211,220	$181,336	$161,017

Attributable to the owners of non-controlling interest		$49	$(54)	$95
Attributable to the owners of parent		$211,171	$181,390	$160,922

The accompanying notes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Statement of Changes in Stockholders’ Equity

				Additional					Non-
(Dollars in thousands, except per share data)				Paid-in	Treasury	Accumulated	Translation	Other	Controlling	Total
		Shares	Amount	Capital	Shares	Deficit	Differences	Reserves [1]	Interest	Equity
Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit for the year	5	-	-	-	-	161,353	-	-	43	161,397
Other comprehensive income/(loss)		-	-	-	-	(494)	63	-	52	(380)
Total comprehensive income		-	-	-	-	160,859	63	-	95	161,017
Cash dividends declared and paid	10	-	-	-	-	(186,672)	-	-	(590)	(187,262)
Purchase of treasury shares	10	-	-	-	(18,808)	-	-	-	-	(18,808)
Retirement of treasury shares	10	(2,209,927)	(22)	(18,786)	18,808	-	-	-	-	-
Compensation related to options and restricted stock	10,11	556,130	6	3,285	-	-	-	(57)	-	3,233
Balance at December 31, 2023		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667

Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit for the year	5	-	-	-	-	181,377	-	-	84	181,460
Other comprehensive income/(loss)		-	-	-	-	176	(162)	-	(138)	(124)
Total comprehensive income		-	-	-	-	181,552	(162)	-	(54)	181,336
Cash dividends declared and paid	10	-	-	-	-	(161,396)	-	-	-	(161,396)
Purchase of treasury shares	10	-	-	-	(13,196)	-	-	-	-	(13,196)
Retirement of treasury shares	10	(1,481,383)	(15)	(13,181)	13,196	-	-	-	-	-
Compensation related to options and restricted stock	10,11	464,945	5	2,578	-	-	-	1,707	-	4,290
Balance at December 31, 2024		159,983,104	$1,600	$1,217,651	$-	$(186,321)	$39	$5,273	$4,459	$1,042,701

Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$-	$(186,321)	$39	$5,273	$4,459	$1,042,701
Profit for the year	5	-	-	-	-	211,092	-	-	(130)	210,962
Other comprehensive income/(loss)		-	-	-	-	(225)	303	-	179	258
Total comprehensive income		-	-	-	-	210,867	303	-	49	211,220
Cash dividends declared and paid	10	-	-	-	-	(118,913)	-	-		(118,913)
Acquisition of non-controlling interests	10	-	-	-	-	(1,849)	156	-	(4,437)	(6,131)
Compensation related to options and restricted stock	10,11	816,303	8	6,068	-	-	-	(1,697)	-	4,380
Balance at December 31, 2025		160,799,407	$1,608	$1,223,719	$-	$(96,216)	$498	$3,577	$71	$1,133,257

1     Other reserves are related to share-based payments.

The accompanying notes are an integral part of these consolidated financial statements

DHT Holdings, Inc.
Consolidated Statement of Cash Flow

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(Dollars in thousands)	Note	2025	2024	2023

Cash flows from operating activities
Profit for the year		$210,962	$181,460	$161,397
Adjustments for:
Depreciation and amortization	6	106,370	111,884	108,902
Reversal of prior impairment charges	6	-	(27,909)	-
Amortization of deferred debt issuance cost		2,452	2,628	2,972
Loss on disposal of property, plant and equipment		-	-	18
Gain on sale of vessels	6	(52,943)	-	-
Capitalized interest	6	(9,614)	(2,953)	-
Net loss on derivative instruments at fair value	8	170	-	504
Compensation related to options and restricted stock	11	4,380	4,290	3,233
Net foreign exchange differences		320	10	(32)
Gain on modification of debt		-	-	(693)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(406)	22,133	(16,383)
Capitalized voyage expenses	4	766	99	250
Prepaid expenses	11	(2,479)	6,358	(3,007)
Accounts payable and accrued expenses	7	(1,592)	2,790	(5,232)
Deferred shipping revenues	4	5,259	1,745	222
Inventories	12	13,006	(3,882)	(738)
Net cash provided by operating activities		$276,650	$298,654	$251,411

Cash flows from investing activities
Investment in vessels	6	(111,125)	(6,687)	(128,081)
Investment in vessels under construction	6	(198,511)	(90,196)	-
Proceeds from sale of vessels	6	143,521	-	-
Proceeds from sale of derivatives		-	-	3,256
Investment in other property, plant and equipment		(306)	(149)	(152)
Net cash used in investing activities		$(166,421)	$(97,032)	$(124,977)

Cash flows from financing activities
Cash dividends paid	10	(118,913)	(161,396)	(186,672)
Acquisition of non-controlling interests	10	(6,131)	-	-
Dividends paid to non-controlling interest		-	-	(590)
Repayment principal element of lease liability	8	(1,407)	(1,390)	(1,424)
Issuance of long-term debt	8,9	298,023	85,000	339,633
Purchase of treasury shares	10	-	(13,196)	(18,808)
Repayment of long-term debt	8,9	(281,066)	(106,927)	(309,902)
Net cash used in financing activities		$(109,495)	$(197,908)	$(177,763)

Net increase/(decrease) in cash and cash equivalents		734	3,713	(51,329)
Net foreign exchange difference		157	(308)	119
Cash and cash equivalents at beginning of period		78,143	74,738	125,948
Cash and cash equivalents at end of period	8,9	$79,034	$78,143	$74,738

Specification of items included in operating activities:
Interest paid		$21,444	$31,257	$29,480
Interest received		$3,142	$3,842	$5,076

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements
for the years ended December 31, 2025, 2024 and 2023

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “parent company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Company has 34 subsidiaries, of which 33 are wholly owned. Of the wholly owned subsidiaries, 27 are Marshall Island companies, four are Singaporean companies, one is an Indian company and one is a Norwegian company. The 27 Marshall Island subsidiaries are vessel-owning companies (the “vessel subsidiaries”), each primarily engaged in the ownership and operation of a vessel. Of these vessel subsidiaries, four relate to newbuilding contracts, and one relates to a vessel sold during 2025, for which the legal entity has not yet been dissolved. The Company also has a Monegasque company, in which the Company has a 99% ownership interest.

Our principal activity is the ownership and operation of a fleet of crude oil carriers. As of December 31, 2025 our fleet consisted of 22 very large crude carriers, or “VLCCs,” which are tankers ranging in size from 270,000 to 320,000 deadweight tons, or “dwt.” Our fleet principally operates on international routes and, as of December 31, 2025, our VLCCs in operation had a combined carrying capacity of 6,840,114 dwt.

With regard to amounts in the financial statements, these are shown in USD thousands.

Note 2 – Material accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The financial statements have been prepared on a historical cost basis, except for the revaluation of derivative financial instruments or where otherwise stated.

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

Changes in ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of controlling and non-controlling interests are adjusted to reflect changes in their relative ownership interests, and no gain or loss is recognized in profit or loss. Any difference between the consideration paid or received and the adjustment to the carrying amount of the non-controlling interest is recognized directly in equity attributable to the owners of the Company.

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

Assets held for sale

Vessels are classified separately as held for sale as part of current assets in the statement of financial position when their carrying amount will be recovered through a sale transaction rather than continuing use. Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Costs to sell are the incremental costs directly attributable to the disposal of the vessel, excluding finance costs and income tax expense. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification. Once classified as held for sale, vessels are no longer depreciated or amortized.

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

Leases - DHT as lessee

The Company assesses whether a contract is or contains a lease at inception of the contract. The Company currently has one category of leases related to leased office space in Monaco, Norway, Singapore and India where the Company is a lessee.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The right-of-use (“ROU”) assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs. The Company’s ROU assets are presented as part of the other property, plant and equipment in the statement of financial position.

Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability (using an effective interest method) and by reducing the carrying amount to reflect the lease payments made. The ROU assets are measured at cost less accumulated depreciation and impairment losses.

The Company remeasures the lease liability and makes corresponding adjustments to the related ROU asset whenever the lease is modified.

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

The Company has entered into time charters where the Company has the opportunity to earn additional hire, through profit sharing agreements, when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid either monthly or on a voyage-by-voyage basis in arrears and recognized as revenue in the period in which it was earned.

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
(b)	Derivative

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate.

The derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss is recognized in profit or loss. The interest rate swaps do not qualify for hedge accounting.

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

The Company uses interest rate swaps to convert part of its interest-bearing debt from floating to fixed rate.

The derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss is recognized in profit or loss. The interest rate swaps do not qualify for hedge accounting.
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

Segment information

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

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

Application of new and revised International Financial Reporting Standards

New standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended accounting standards when they become effective.

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

The standard also requires disclosure of newly management-defined performance measures (“MPMs”), subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes.
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

IFRS 18 and the amendments to the other standards are effective for reporting periods beginning on or after January 1, 2027. IFRS 18 will apply retrospectively – i.e. earlier comparative periods will be restated.

The Company is still in the process of assessing all the impacts of the new standard, particularly with respect to the structure of the Company’ income statement, the statement of cash flow and the additional disclosures required for MPMs. In addition, the Company is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as “other”.

The initial expected impacts on Company’s financial statements include the following:

•	The new starting point for presenting the cash flows from the Company’s operations under the indirect method will be changed to “Operating profit or loss” (or equivalent subtotal).

•	Interest received and interest paid will be classified in the investing activities and financing activities, respectively, on the statement of cash flow.

•
New disclosure will be added: (a) management-defined performance measures; and (b) a reconciliation for each line item in the income statement between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.

Note 3 – Segment information

Operating Segments

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

Entity-wide disclosures

Information about major customers:

As of December 31, 2025, the Company had 22 vessels in operation of which 10 were on time charters and 12 were vessels operating in the spot market.

For the period from January 1, 2025, to December 31, 2025, five customers represented $113,223 thousand, $83,146 thousand, $65,490 thousand, $53,494 thousand, and $46,232 thousand, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $361,585 thousand, equal to 73 percent of the shipping revenues of $497,197 thousand for the period from January 1, 2025, to December 31, 2025.

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

Note 4 – Charter arrangements

The below table details the Company’s shipping revenues:

(Dollars in thousands)	2025	2024	2023
Time charter revenues [1]	$145,800	$82,640	$74,989
Voyage charter revenues[2]	351,397	485,195	481,087
Shipping revenues	$497,197	$567,835	$556,075
Other revenues [3]	1,203	3,938	4,481
Total revenues	$498,400	$571,773	$560,556
Whereof IFRS 15 revenues	$383,182	$507,569	$504,529

[1]
The majority of time charter revenues are presented in accordance with IFRS 16, while the portion of time charter revenues related to technical management services, equaling $30,582 thousand, $18,436 thousand, and $18,961 thousand, for 2025, 2024 and 2023, respectively, is recognized in accordance with IFRS 15.

[2]	Voyage charter revenues are related to revenue from spot charters and are presented in accordance with IFRS 15.
[3]	Other revenues mainly relate to technical management services provided and are presented in accordance with IFRS 15.

The following summarizes the Company’s vessel employment as of December 31, 2025:

Vessel	Type of Employment	Expiry
VLCC
DHT Appaloosa	Time charter with profit sharing	Q2 2032
DHT Mustang	Spot
DHT Nokota	Spot
DHT Bronco	Spot
DHT Colt	Spot
DHT Stallion	Spot
DHT Tiger	Time charter	Q1 2026
DHT Harrier	Time charter	Q1 2026
DHT Puma	Time charter with profit sharing	Q1 2026
DHT Panther	Spot
DHT Osprey	Time charter	Q2 2027
DHT Lion	Time charter	Q1 2026
DHT Leopard	Time charter	Q4 2027
DHT Jaguar	Spot
DHT Taiga	Spot
DHT Opal	Spot
DHT Sundarbans	Spot
DHT Redwood	Spot
DHT Amazon	Spot
DHT China	Time charter	Q1 2026
DHT Europe	Time charter	Q1 2026
DHT Bauhinia	Time charter	Q2 2026

Future charter payments

The future revenues expected to be received from the time charters (not including any potential profit sharing) for the Company’s vessels on existing charters as of the reporting date are as follows:

(Dollars in thousands) Year	Amount
2026	$55,245
2027	32,693
2028	14,063
2029	14,883
2030	14,883
Thereafter	19,188
Net charter payments	$150,955

The future net charter payments were $113,117 thousand for the year ending December 31, 2024, and $147,072 thousand for the year ending December 31, 2023.

Any extension periods, unless already exercised as of December 31, 2025, are not included in the table above. Time charter hire payments are not received when a vessel is off-hire, including off-hire related to normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time for off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

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

(Dollars in thousands)	2025	2024	2023
Deferred shipping revenues	$11,397	$6,139	$4,394

Capitalized voyage expenses

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was:

(Dollars in thousands)	2025	2024	2023
Capitalized voyage expenses	$1,684	$2,450	$2,549

During the twelve months of 2025, $2,450 thousand was amortized related to voyages in progress as of December 31, 2024, and $1,810 thousand was amortized related to the voyages in progress as of December 31, 2025. No impairment losses were recognized in the period. During the twelve months of 2024, $2,549 thousand was amortized related to voyages in progress as of December 31, 2023, and $2,027 thousand was amortized related to the voyages in progress as of December 31, 2024. No impairment losses were recognized in the period. During the twelve months of 2023, $2,799 thousand was amortized related to voyages in progress as of December 31, 2022, and $2,264 thousand was amortized related to the voyages in progress as of December 31, 2023. No impairment losses were recognized in the period.

Concentration of risk

As of December 31, 2025, 10 of the Company’s 22 vessels were chartered to five different counterparties and 12 vessels were operated in the spot market.

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

The components of the calculation of basic EPS and diluted EPS are as follows:

(Dollars in thousands)	2025	2024	2023
Profit for the period used for calculation of EPS - basic	$211,092	$181,377	$161,353
Profit for the period used for calculation of EPS - dilutive	$211,092	$181,377	$161,353

Basic earnings per share:
Weighted average shares outstanding - basic	160,690,206	161,354,507	162,178,499

Diluted earnings per share:
Weighted average shares outstanding - basic	160,690,206	161,354,507	162,178,499
Dilutive equity awards	83,072	87,274	178,236
Weighted average shares outstanding - dilutive	160,773,279	161,441,782	162,356,735
Note 6 – Vessels, subsidiaries and other property, plant and equipment

The vessels are owned by companies incorporated in the Marshall Islands. The Company directly owns 100% of the vessel subsidiaries. The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. In addition, as of December 31, 2025, the Company had four Marshall Islands subsidiaries related to the newbuilding contracts, a vessel-chartering subsidiary and three subsidiaries, DHT Management S.A.M. (Monaco), DHT Management AS (Norway) and DHT Ship Management (Singapore) Pte. Ltd., that perform management services for DHT and its subsidiaries. Furthermore, the Company directly owns 100% of Goodwood providing technical management services. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
DHT Impala, Inc.[1]	DHT Impala	319,000	The Marshall Islands	2026
DHT Gazelle, Inc.[1]	DHT Gazelle	319,825	The Marshall Islands	2026
DHT Addax, Inc.[1]	DHT Addax	319,999	The Marshall Islands	2026
DHT Antelope, Inc.[1]	DHT Antelope	319,999	The Marshall Islands	2026
DHT Appaloosa Inc	DHT Appaloosa	318,918	The Marshall Islands	2018
DHT Mustang Inc	DHT Mustang	317,975	The Marshall Islands	2018
DHT Nokota Inc	DHT Nokota	318,918	The Marshall Islands	2018
DHT Bronco Inc	DHT Bronco	317,975	The Marshall Islands	2018
DHT Colt Inc	DHT Colt	319,713	The Marshall Islands	2018
DHT Stallion Inc	DHT Stallion	319,713	The Marshall Islands	2018
DHT Tiger Limited	DHT Tiger	299,629	The Marshall Islands	2017
DHT Harrier Inc	DHT Harrier	299,985	The Marshall Islands	2016
DHT Puma Limited	DHT Puma	299,629	The Marshall Islands	2016
DHT Panther Limited	DHT Panther	299,629	The Marshall Islands	2016
DHT Osprey Inc	DHT Osprey	299,999	The Marshall Islands	2016
DHT Lion Limited	DHT Lion	299,629	The Marshall Islands	2016
DHT Leopard Limited	DHT Leopard	299,629	The Marshall Islands	2016
DHT Jaguar Limited	DHT Jaguar	299,629	The Marshall Islands	2015
Samco Iota Ltd	DHT Taiga	318,130	The Marshall Islands	2012
DHT Opal Inc	DHT Opal	320,105	The Marshall Islands	2012
Samco Theta Ltd	DHT Sundarbans	318,123	The Marshall Islands	2012
Samco Kappa Ltd	DHT Redwood	318,130	The Marshall Islands	2011
Samco Eta Ltd	DHT Amazon	318,130	The Marshall Islands	2011
Samco Epsilon Ltd	DHT China	317,794	The Marshall Islands	2007
Samco Delta Ltd	DHT Europe	317,713	The Marshall Islands	2007
DHT Bauhinia Inc	DHT Bauhinia	301,019	The Marshall Islands	2007

[1]	Subsidiaries related to newbuilding contracts. Vessels scheduled for delivery in 2026.

Vessels

(Dollars in thousands)	Vessels	Drydock	EGCS[1]	Total
Cost
As of January 1, 2025	$1,866,683	$45,264	$70,794	$1,982,741
Additions	105,459	5,811	-	111,270
Transferred to assets held for sale	(135,611)	(3,630)	(8,169)	(147,411)
Disposals	(118,348)	(8,203)	(7,515)	(134,065)
As of December 31, 2025	$1,718,183	$39,242	$55,110	$1,812,535

Accumulated depreciation and impairment
As of January 1, 2025	$(711,556)	$(24,153)	$(61,456)	$(797,165)
Charge for the period	(87,633)	(9,344)	(7,606)	(104,583)
Transferred to assets held for sale	96,816	1,937	8,169	106,923
Disposals	51,293	7,374	7,515	66,181
As of December 31, 2025	$(651,080)	$(24,186)	$(53,378)	$(728,644)

Net book value
As of December 31, 2025	$1,067,103	$15,056	$1,732	$1,083,891

Cost
As of January 1, 2024	$1,929,513	$48,736	$74,630	$2,052,878
Transferred to assets held for sale	(62,829)	(1,756)	(3,836)	(68,421)
Transferred from vessel upgrades	-	6,624	-	6,624
Disposals	-	(8,339)	-	(8,339)
As of December 31, 2024	$1,866,683	$45,264	$70,794	$1,982,741

Accumulated depreciation and impairment
As of January 1, 2024	$(690,077)	$(22,535)	$(56,556)	$(769,168)
Charge for the period	(90,590)	(10,647)	(8,736)	(109,974)
Reversal prior impairment	27,909	-	-	27,909
Transferred to assets held for sale	41,203	690	3,836	45,728
Disposals	-	8,339	-	8,339
As of December 31, 2024	$(711,556)	$(24,153)	$(61,456)	$(797,165)

Net book value
As of December 31, 2024	$1,155,127	$21,111	$9,338	$1,185,576

Vessel upgrades
As of January 1, 2024	$-	$10	$-	$10
Additions	-	6,614	-	6,614
Transferred to vessels	-	(6,624)	-	(6,624)
As of December 31, 2024	$-	$-	$-	$-

Vessels under construction
As of January 1, 2025	$93,178	$-	$-	$93,178
Additions	208,474	-	-	208,474
As of December 31, 2025	$301,651	$-	$-	$301,651

As of January 1, 2024	$-	$-	$-	$-
Additions	93,178	-	-	93,178
As of December 31, 2024	$93,178	$-	$-	$93,178

[1]	Exhaust Gas Cleaning Systems (“EGCS”).

Vessels under construction

As of December 31, 2025, we had four VLCCs under construction, fitted with exhaust gas cleaning systems, with deliveries scheduled progressively between January and June 2026. Two VLCCs were to be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130,295 thousand, adjusted for change orders. The initial pre-delivery installments have been recorded in the statement of financial position as “Vessels under construction” under Non-current assets. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs incurred during the construction period. As of December 31, 2025, the Company has paid $285,888 thousand in installments under its newbuilding program. In addition, the Company capitalized borrowing costs of $9,614 thousand in 2025 at an average interest rate of 6.2% p.a., and $2,953 thousand in 2024 at an average interest rate of 7.2% p.a., related to the financing of vessels under construction. The Company also capitalized $3,196 thousand related to other directly attributable expenses. The remaining installments, totaling $235,294 thousand, are planned to be funded with debt financing and cash at hand.

The future expected payments to the builders for the Company’s vessels under construction as of December 31, 2025 are as follows:

(Dollars in thousands)
Year	Amount
2026	235,294
Total future expected payments	$235,294

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

For the year ending December 31, 2025, the Company performed an assessment using both internal and external sources of information and concluded there were no indicators of impairment. For the year ending December 31, 2024, the Company concluded there were no indicators of impairment. However, indicators of reversal of prior impairment were identified. For the year ending December 31, 2023, the Company concluded there were no indicators of impairment or reversal of prior impairment.

For the year ending December 31, 2024, the Company identified indicators of reversal due to the continued strong market values and was triggered by the agreement to sell DHT Scandinavia in the fourth quarter of 2024. According to IAS 36 Impairment of Assets, the increased carrying amount of an asset attributable to a reversal of impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. As a result, the Company reversed prior impairment charges totaling $27.9 million in the fourth quarter of 2024, including $1.2 million related to DHT Scandinavia. The recoverable amount was the fair value based on market values less cost of disposal for all vessels except for DHT Scandinavia, in which case the recoverable amount was the agreed sales price minus cost of disposal.

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

Assets held for sale

In the fourth quarter of 2025, the Company entered into an agreement to sell DHT Europe and DHT China for a combined price of $101.6 million. DHT Europe was delivered to its new owner in January 2026, resulting in a gain of $30.4 million. DHT China is scheduled to be delivered to its new owner in March 2026 and is expected to generate a gain of $29.6 million. The vessels were accounted for as current assets held for sale as at December 31, 2025. In the fourth quarter of 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was accounted for as a current asset held for sale as at December 31, 2024.

Sale of vessels

DHT Scandinavia was delivered to its new owner in the first quarter of 2025, resulting in a gain of $19.8 million and proceeds of $42.5 million. In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony, both built in 2011, for a combined price of $103.0 million. DHT Lotus was delivered in the second quarter of 2025, resulting in a gain of $17.5 million and proceeds of $50.9 million. DHT Peony was delivered in the third quarter of 2025, resulting in a gain of $15.7 million and proceeds of $50.1 million.

In aggregate, the Company recognized a gain of $52.9 million from these sales in the year ending December 31, 2025, and total cash proceeds amounted to $143.5 million.

Pledged assets

As of December 31, 2025, all of the Company’s 22 vessels in operation (including the two vessels held for sale) were pledged as collateral under the Company’s secured credit facilities.

Other property, plant and equipment

The Company’s other property, plant and equipment line item in the consolidated statement of financial position mainly consists of right-of-use (“ROU”) assets, fixtures, furniture and computer equipment. The ROU assets relate to the Company’s leased office space in Monaco, Norway, Singapore and India where the Company is a lessee.

(Dollars in thousands)	2025	2024
Right-of-use assets	$5,329	$3,952
Other property, plant and equipment	1,788	637
Total other property, plant and equipment	$7,117	$4,589

Note 7 – Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

(Dollars in thousands)	2025	2024
Accounts payable	$10,898	$10,002
Accrued interest	1,401	1,497
Accrued voyage expenses	1,087	3,747
Accrued voyage operating expenses	2,732	2,330
Accrued employee compensation	3,717	3,365
Other	2,927	2,496
Total accounts payable and accrued expenses	$22,761	$23,436

Note 8 – Financial instruments

Categories of financial instruments

(Dollars in thousands)	Carrying amount
Financial assets	2025	2024
Cash and cash equivalents 1 2	$79,034	$78,143
Accounts receivable and accrued revenues [1]	53,338	53,715
Derivative financial assets, current [3]	10	-
Derivative financial assets, non-current [3]	19	-
Total financial assets	$132,402	$131,858

Financial liabilities
Accounts payables and accrued expenses [1]	$22,761	$23,436
Derivative financial liabilities, current [3]	68	-
Current portion long term debt [1]	39,500	78,649
Long term debt [1]	389,244	330,775
Derivative financial liabilities, non-current [3]	131	-
Total financial liabilities	$451,704	$432,861
[1]	Amounts carried at amortized cost.
[2]	Cash and cash equivalents include $389 thousand in restricted cash in 2025 and $339 thousand in restricted cash in 2024, including employee withholding tax.
[3]	Fair value through profit or loss.

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

Fair value of derivative financial instruments

Each derivative is initially recognized at fair value on the date the derivative contract was entered into and is subsequently remeasured to fair value at each reporting date. During the year ended December 31, 2025, the Company entered into eight interest rate swap agreements. The Company did not enter into any new interest rate swap agreements during the year ended December 31, 2024, but the Company previously held interest rate swaps that were fully settled during the year ended December 31, 2023. The derivative instruments did not qualify for hedge accounting.

During the year ended December 31, 2025, the Company recognized a non-cash loss of $0.2 million (December 31, 2024: nil and December 31, 2023: a loss of $0.5 million), which is included in net loss on derivative instruments at fair value in the accompanying consolidated income statement.

Derivatives – interest rate swaps

		Notional amount		Fair value - Financial asset		Fair value - Financial liability
(Dollars in thousands)	Expires	2025	2024	2025	2024	2025	2024
Swap pays 3.2840%, receive floating	Dec. 8, 2028	$18,125	$-	$8	$-	$-	$-
Swap pays 3.2840%, receive floating	Dec. 8, 2028	18,125	-	8	-	-	-
Swap pays 3.3200%, receive floating	Dec. 8, 2028	8,125	-	0	-	-	-
Swap pays 3.2790%, receive floating	Dec. 8, 2028	23,125	-	13	-	-	-
Swap pays 3.3110%, receive floating	Oct. 30, 2028	28,580	-	-	-	7	-
Swap pays 3.3536%, receive floating	Dec. 8, 2028	33,125	-	-	-	61	-
Swap pays 3.3536%, receive floating	Dec. 8, 2028	33,125	-	-	-	61	-
Swap pays 3.3536%, receive floating	Dec. 8, 2028	38,250	-	-	-	70	-
Total carrying amount		$200,580	$-	$30	$-	$199	$-

Interest-bearing debt

			Remaining	Carrying amount
(Dollars in thousands)	Interest	Maturity	notional	2025	2024
Credit Agricole Credit Facility	SOFR + 2.05%	2028	$30,000	$29,541	$31,834
Nordea Credit Facility	SOFR + CAS[1] + 1.90%	2027	59,699	59,029	91,735
DHT Jaguar - Nordea Credit Facility	SOFR + 1.75%	2031	28,580	28,246	-
DHT Nokota - Nordea Credit Facility	SOFR + 1.50%	2032	62,769	62,103	-
ING Credit Facility	SOFR + 1.90%	2029	213,750	211,812	218,311
ING Credit Facility	SOFR + 1.80%	2029	38,250	38,013	40,910
Danish Ship Finance Credit Facility	SOFR + 2.00%	2025[2]	-	-	26,635
Total carrying amount			$433,048	$428,744	$409,424

[1]	Credit Adjustment Spread (CAS) of 0.26%.
[2]	The Danish Ship Finance credit facility was repaid in June 2025 in connection with the refinancing of DHT Jaguar.

The difference between the remaining notional amount and the carrying amount of each credit facility represents the unamortized debt issuance costs, which are deducted from the carrying amount.

For the year ended December 31, 2025, the Company incurred $1.1 million of debt issuance costs, with no comparable activity in the year ended December 31, 2024.

As of December 31, 2025, $88.0 million was undrawn under the Nordea Credit Facility and $22.5 million was undrawn under the ING Credit Facility.

Interest on all our credit facilities is payable quarterly in arrears. The credit facilities are principally secured by first-priority mortgages on the vessels financed by the credit facility, assignments of earnings, pledges of the borrowers’ shares, insurance, and the borrowers’ rights under charters for the vessels, if any, as well as pledges of the borrowers’ bank account balances.

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

			Non-cash changes

(Dollars in thousands)	As of January 1, 2025	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2025
Bank loans [3]	$409,424	$16,956	$2,452	$(89)	$428,744
Office leases [4]	4,160	(1,407)	-	2,877	5,630
Total [5]	$413,584	$15,549	$2,452	$2,787	$434,373

			Non-cash changes

(Dollars in thousands)	As of January 1, 2024	Financing cash flows [1]	Amortization	Other changes [2]	As of December 31, 2024
Bank loans [3]	$428,726	$(21,929)	$2,628	$-	$409,424
Office leases [4]	5,849	(1,390)	-	(298)	4,160
Total [5]	$434,574	$(23,320)	$2,628	$(298)	$413,584

[1]	The cash flows from bank loans make up the net amount of issuance of long-term debt and repayment of long-term debt in the statement of cash flows.
[2]
Other changes related to bank loans for the years 2025 represent capitalized fees directly attributable to financing activities. Other changes related to office leases for the year 2025 represent lease modification and foreign exchange effects during the year related to IFRS 16. Other changes related to office leases for 2024 represent lease modification and foreign exchange effects during the year related to IFRS 16.

[3]
As of December 31, 2025, bank loans consist of current portion long-term debt of $39,500 thousand and long-term debt of $389,244 thousand. As of December 31, 2024, bank loans consist of current portion long-term debt of $78,649 thousand and long-term debt of $330,775 thousand.

[4]
As of December 31, 2025, office leases consist of $994 thousand of current liabilities and $4,636 thousand of non-current liabilities. As of December 31, 2024, office leases consist of $1,389 thousand of current liabilities and $2,771 thousand of non-current liabilities. The remaining balance of non-current liabilities consists of pensions, deferred tax liability, and restoration cost related to office rental.

[5]	The reconciliation does not include interest rate swaps which are described above.

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

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is primarily exposed to interest rate risk through its long-term debt, which carries floating interest rates.

Interest rate risk sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and floating rate long-term debt. For floating rate long-term debt, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year.

2025: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2025 would decrease/increase by $1,162 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2024: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2024 would decrease/increase by $2,076 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

2023: If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s:

●	profit for the year ended December 31, 2023 would decrease/increase by $2,185 thousand with a corresponding effect against equity; and

●	other comprehensive income would not be affected.

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

Credit risks related to receivables

During 2025, the Company’s vessels were either trading in the spot market or on short to medium term time charters to different counterparties. As of December 31, 2025, 10 of the Company’s 22 vessels are chartered to five different counterparties and 12 vessels are operated in the spot market.

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

As of December 31, 2025, five customers represented $13,288 thousand, $10,626 thousand, $8,110 thousand, $7,889 thousand and $4,229 thousand, respectively, of the Company’s accounts receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting dates was:

(Dollars in thousands)	2025	2024
Cash and cash equivalents	$79,034	$78,143
Accounts receivable and accrued revenues	53,338	53,715
Maximum credit exposure	$132,373	$131,858

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

The following are contractual maturities of financial liabilities, including estimated interest payments on an undiscounted basis. The SOFR interest spot rate at December 31, 2025 (and spot rate at December 31, 2024 for comparatives) is used as a basis for preparation
.
As of December 31, 2025

(Dollars in thousands)	2026	2027	2028	2029	2030	Thereafter	Total
Interest bearing loans	$65,167	$114,097	$73,901	$183,435	$10,760	$53,561	$500,921
Interest rate swaps	(612)	(542)	(439)	-	-	-	(1,593)
Total	$64,555	$113,554	$73,462	$183,435	$10,760	$53,561	$499,327

As of December 31, 2024

(Dollars in thousands)	2025	2026	2027	2028	2029	Thereafter	Total
Interest bearing loans	$106,976	$75,210	$93,077	$63,003	$154,706	$-	$492,972
Total	$106,976	$75,210	$93,077	$63,003	$154,706	$-	$492,972

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

Danish Ship Finance Credit Facility

In November 2014, we entered into a credit facility in the amount of $49.4 million to fund the acquisition of one of the VLCCs to be constructed at HHI through a secured term loan facility between and among Danish Ship Finance A/S, as lender, DHT Jaguar Limited, as borrower, and DHT Holdings, Inc., as guarantor (the “Danish Ship Finance Credit Facility”). The full amount of the Danish Ship Finance Credit Facility was borrowed in November 2015. In April 2020, we agreed to a $36.4 million refinancing with Danish Ship Finance A/S.  The refinancing was in direct continuation to the original loan and is a five-year term loan with final maturity in November 2025. Borrowings bore interest at a rate equal to LIBOR + 2.00%. In October 2023, the Company entered into an amended and restated agreement in relation to the LIBOR cessation. The Danish Ship Finance Credit Facility bore interest at a rate equal to SOFR plus a margin of 2.00%, and was repayable in semiannual installments of $1.2 million and a final payment of $24.3 million at final maturity. The credit facility was fully repaid in June 2025 in connection with the refinancing of DHT Jaguar, as described below. The total amount repaid was $25.5 million.

Nordea Credit Facility

In May 2021, the Company entered into a new secured credit agreement with Nordea, ABN AMRO, Credit Agricole, DNB, Danish Ship Finance, ING and SEB, as lenders, several wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “Nordea Credit Facility”) for a $316.2 million credit facility with Nordea as agent. The Nordea Credit Facility consists of a $119.8 million term loan and a $196.4 million revolving credit facility, of which $60 million is subject to quarterly reductions throughout the term of the facility.

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

In December 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was delivered to its new owner during the first quarter of 2025. The vessel had no outstanding debt; however, the Company cancelled an undrawn RCF tranche of $15 million in connection with the sale. In the second quarter of 2025, the Company prepaid $40.9 million under the revolving credit facility.

In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony, both 2011 built VLCCs, for a combined price of $103.0 million. The vessels had outstanding debt of $11.4 million, which was repaid in connection with the sale. Additionally, the Company cancelled RCF tranches totaling $20 million in connection with the sale.

In the third quarter of 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026. In the fourth quarter of 2025, the Company drew down $120 million under the revolving credit facility and repaid $64 million in connection with the new facility for DHT Nokota, as discussed below. The resulting net drawdown of $56 million, together with the final installment of $3.7 million, is due in the first quarter of 2027. Additionally, the facility includes an uncommitted incremental facility of $250.0 million.

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

DHT Jaguar – Nordea Reducing Revolving Credit Facility

In April 2025, the Company entered into a $30.0 million reducing revolving credit facility agreement (the “DHT Jaguar facility”) with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor. The DHT Jaguar facility refinanced the outstanding amount under the Danish Ship Finance Credit Facility, as described above. The DHT Jaguar facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The DHT Jaguar facility bears an interest rate equal to SOFR plus a margin of 1.75%.

The DHT Jaguar facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares of the borrower. The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility also contains a covenant requiring that at all times the charter-free market value of the vessel securing the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300.0 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30.0 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by one approved broker).

DHT Nokota – Nordea Reducing Revolving Credit Facility

In September 2025, the Company entered into a $64.0 million reducing revolving credit facility agreement (the “DHT Nokota facility”) with Nordea as lender, DHT Nokota, Inc. as borrower and DHT Holdings, Inc., as guarantor. The facility was drawn on November 21, 2025, and is repayable or reduced in quarterly installments of $1.2 million with a final payment of $30.8 million in September 2032. DHT Nokota facility bears an interest rate equal to SOFR plus a margin of 1.50%.

The DHT Nokota facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares of the borrower. The credit facility contains covenants that prohibit the borrowers from, among other things, incurring additional indebtedness without the prior consent of the lenders, permitting liens on assets, merging or consolidating with other entities or transferring all or any substantial part of their assets to another person. The credit facility also contains a covenant requiring that at all times the charter-free market value of the vessel securing the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300.0 million, the value adjusted tangible net worth shall be at least 25% of the value adjusted total assets and unencumbered consolidated cash shall be at least the higher of (i) $30.0 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by one approved broker).

ING Credit Facility

In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100.0 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor (the “ING Credit Facility”). Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90%. As of December 31, 2025, the outstanding balance under the facility was repayable in quarterly installments of $6.3 million and matures in January 2029. Subsequent to year-end, $5.6 million of the outstanding balance was prepaid in connection with the agreed sale of DHT China. After giving effect to this prepayment, the remaining outstanding balance is repayable in quarterly installments of $5.6 million and matures in January 2029. Refer to Note 17 – Events after the reporting date for further information on the agreed sale of DHT China.

In the third quarter of 2023, the Company drew down $55.0 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. In the fourth quarter of 2023, the Company drew down $24.0 million under the revolving credit facility, which was subsequently repaid in January 2024. In the second quarter of 2024 and the fourth quarter of 2024, the Company drew down $25.0 million and $10.0 million, respectively, under the revolving credit facility, which was used for installments under the newbuilding contracts. In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10.0 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down an additional $10.0 million and $15.0 million for corporate purposes. In December 2025, the Company drew down $50.0 million under the revolving credit facility.

In September 2023, the Company entered into a $45.0 million senior secured credit facility under the incremental facility with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, a wholly owned special-purpose vessel-owning subsidiary of the Company as borrower and DHT Holdings, Inc. as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45.0 million senior secured credit facility was applied to repay the revolving credit facility.

The ING Credit Facility is secured by, among other things, a first-priority mortgage on the vessel financed by the credit facility, a first-priority assignment of earnings, insurances and intercompany claims, a first-priority pledge of the balances of each of the borrowers’ bank accounts and a first-priority pledge over the shares in each of the borrowers. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain a value adjusted tangible net worth of $300.0 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $30.0 million and (ii) 6% of our gross interest-bearing debt. “Value adjusted” is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Note 10 – Stockholders’ equity and dividend payment

Stockholders’ equity

(Dollars in thousands, except per share data)	Common stock	Preferred stock
Issued at December 31, 2022	162,653,339
Restricted stock issued	556,130
Retirement of treasury shares	(2,209,927)
Issued at December 31, 2023	160,999,542
Restricted stock issued	464,945
Retirement of treasury shares	(1,481,383)
Issued at December 31, 2024	159,983,104
Restricted stock issued	816,303
Issued at December 31, 2025	160,799,407
Par value	$0.01	$0.01
Number of shares authorized for issue at December 31, 2025	250,000,000

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock

Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Acquisition of non-controlling interests
In April 2025, the Company acquired an additional 46.8% ownership of Goodwood Ship Management Pte. Ltd., a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $6,131 thousand in cash. Following the acquisition, Goodwood Ship Management Pte. Ltd. is 100% owned by DHT Holdings, Inc. The carrying value of the non-controlling interest of Goodwood Ship Management Pte Ltd was $4,437 thousand, and the difference recognized in equity attributable to owners of the Company comprised of an increase in accumulated deficit of $1,849 thousand and an increase in the translation differences of $156 thousand.
Stock repurchases

No stock repurchases were made during the year 2025. In 2024, the Company purchased 1,481,383, or 0.9%, of its outstanding shares in the open market for an aggregate consideration of $13.2 million, at an average price of $8.89 per share. All shares were retired upon receipt. In 2023, the Company purchased 2,209,927 of its own shares in the open market for an aggregate consideration of $18.8 million, at an average price of $8.49 per share. All shares were retired upon receipt.

Dividend payments

Dividend payments as of December 31, 2025:		Per share
Payment date:	Total payment	Common
February 25, 2025	$27,286 thousand	$0.17
May 28, 2025	$24,091 thousand	$0.15
August 25, 2025	$38,592 thousand	$0.24
November 19, 2025	$28,944 thousand	$0.18
Total payments as of December 31, 2025	$118,913 thousand	$0.74

Dividend payments as of December 31, 2024:		Per share
Payment date:	Total payment	Common
February 28, 2024	$35,492 thousand	$0.22
May 31, 2024	$46,786 thousand	$0.29
August 30, 2024	$43,595 thousand	$0.27
November 29, 2024	$35,522 thousand	$0.22
Total payments as of December 31, 2024	$161,396 thousand	$1.00

Dividend payments as of December 31, 2023:		Per share
Payment date:	Total payment	Common
February 24, 2023	$61,935 thousand	$0.38
May 25, 2023	$37,487 thousand	$0.23
August 30, 2023	$56,661 thousand	$0.35
November 28, 2023	$30,590 thousand	$0.19
Total payments as of December 31, 2023	$186,672 thousand	$1.15

Refer to Note 17 for the dividend paid after the reporting date.

Note 11 – Operating expenses

Voyage expenses

(Dollars in thousands)	2025	2024	2023
Bunkers	$104,304	$150,682	$133,332
Other voyage related expenses	23,783	28,941	32,335
Total voyage expenses	$128,088	$179,623	$165,667

Voyage expenses relate to bunkers consumption and other voyage related expenses, such as broker commissions and port costs. Voyage expenses for time charter contracts are paid by the charterer, whereas voyage expenses for vessels operating in the spot market are paid by the Company. In 2025, the Company had a reduction in voyage expenses compared to 2024, and the decrease was mainly due to fewer vessels operating in the spot market during the year. In 2024, the Company had an increase in voyage expenses compared to 2023, and the increase was mainly due to higher bunker prices in 2024, one additional vessel in the fleet and fewer off-hire days.

Vessel operating expenses

(Dollars in thousands)	2025	2024	2023
Operating expenses	$66,753	$70,620	$68,554
Insurance	6,241	7,974	6,875
Total vessel operating expenses	$72,994	$78,594	$75,429

Vessel operating expenses relate to crewing, maintenance, stores and spares and other technical costs to operate our vessels.

General and administrative expenses

(Dollars in thousands)	2025	2024	2023
Total compensation to employees and Directors	$13,561	$13,129	$11,652
Office and administrative expenses	3,728	4,180	3,940
Audit, legal and consultancy	2,601	1,635	1,856
Total general and administrative expenses	$19,890	$18,944	$17,448

Stock compensation

The Company currently maintains the 2025 Incentive Compensation Plan (the “2025 Plan”) for the benefit of directors and senior management. Different awards may be granted under the 2025 Plan, including stock options, restricted shares/restricted stock units and cash incentive awards.

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

The 2025 Plan may allow for different criteria for new grants.

Stock compensation series

	Number of	Vesting	Fair value
	shares/ options	Period	at grant date
Granted January 2023, restricted shares	251,250	1, 2 and 3 years	$8.25
Granted January 2023, restricted shares	48,750	1, 2 and 3 years	6.72
Granted January 2023, restricted shares	135,000	1 year	8.25
Granted January 2024, restricted shares	251,250	1, 2 and 3 years	10.94
Granted January 2024, restricted shares	48,750	1, 2 and 3 years	8.04
Granted January 2024, restricted shares	125,000	1 year	10.94
Granted January 2025, restricted shares	251,250	1, 2 and 3 years	9.33
Granted January 2025, restricted shares	48,750	1, 2 and 3 years	9.12
Granted January 2025, restricted shares	150,000	1 year	$9.33

The following reconciles the number of outstanding restricted common stock:

Restricted common stock
Outstanding at December 31, 2022	833,695
Granted	435,000
Exercised [1]	503,688
Forfeited	57,431
Outstanding at December 31, 2023	707,576

Outstanding at December 31, 2023	707,576
Granted	425,000
Exercised [1]	382,852
Outstanding at December 31, 2024	749,724

Outstanding at December 31, 2024	749,724
Granted	450,000
Exercised [1]	694,724
Outstanding at December 31, 2025	505,000
1     Does not include shares in lieu of dividends

Stock compensation expenses

(Dollars in thousands)	2025	2024	2023
Expense recognized from stock compensation	$4,356	$4,240	$3,313

The fair value on the vesting date for shares that vested in 2025 was $10.94 for 266,953 shares, $9.33 for 101,349 shares, $9.12 for 49,635 shares, $8.25 for 126,057 shares, $8.04 for 53,205 shares, $6.72 for 40,968 shares, $5.30 for 142,526 shares and $4.29 for 35,610 shares. The fair value on the vesting date for shares that vested in 2024 was $8.25 for 212,042 shares, $5.52 for 129,205 shares and $5.30 for 123,698 shares. The fair value on the vesting date for shares that vested in 2023 was $8.25 for 24,163 shares, $8.22 for 123,444 shares, $5.52 for 107,733 shares, $5.38 for 198,745 shares and $5.30 for 102,045 shares. All share-based compensation is equity-settled and no payments were made for the vested shares. The average contractual life for the outstanding stock compensation series was 0.86 years as of December 31, 2025.

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

In January 2025, a total of 300,000 shares of restricted stock were awarded to management for the year 2024. Of these shares, 67,500 shares vested in January 2026, 67,500 will vest in January 2027 and 67,500 will vest in January 2028, subject to continued employment or office, as applicable. The fair value at grant date was equal to the share price at grant date. The remaining 97,500 shares will vest subject to certain market conditions prior to December 2027, and the calculated fair value was $9.33 per share for 48,750 shares and $9.12 per share for 48,750 shares. In January 2024, a total of 300,000 shares of restricted stock were awarded to management for the year 2023. Of these shares, 67,500 shares vested in January 2025, 67,500 shares vested in January 2026 and 67,500 shares will vest in January 2027, subject to continued employment or office, as applicable. The fair value at grant date was equal to the share price at grant date. The remaining 97,500 shares vested in December 2024, subject to certain market conditions, and the calculated fair value was $8.04 per share for 48,750 shares and $10.94 per share for 48,750 shares.

In January 2025, a total of 150,000 shares of restricted stock were awarded to the board of directors for the year 2024. The fair value at grant date was equal to the share price at grant date and the shares will vest in June 2026. In January 2024, a total of 125,000 shares of restricted stock were awarded to the board of directors for the year 2023. The fair value at grant date was equal to the share price at grant date and the shares vested in June 2025.

Compensation of Directors and Executives

Remuneration of Directors and Executives as a group:

(Dollars in thousands)	2025	2024	2023
Cash compensation	$3,154	$3,015	$2,425
Pension cost	137	130	125
Share compensation [1]	3,426	3,282	2,504
Total remuneration	$6,716	$6,427	$5,054

1     Share compensation reflects the expense recognized.

Shares held by Directors and Executives

	2025	2024	2023
Executives and Directors as a group [1]	2,239,955	2,362,991	2,143,973

1    Includes 355,000 (2024: 400,970, 2023: 498,818) shares of restricted stock subject to vesting conditions.

In connection with termination of an Executive’s employment, the President & Chief Executive Officer may be entitled to an amount equal to 18 months’ base salary (or two times the sum of the base salary and any target bonus in connection with a change of control) and the Chief Financial Officer may be entitled to an amount equal to 12 months’ base salary (or one and a half times the sum of the base salary and any target bonus in connection with a change of control). In certain circumstances, any unvested equity awards may become fully vested.

Prepaid expenses

(Dollars in thousands)	2025	2024
Prepaid voyage expenses	$648	$2,707
Prepaid vessel operating expenses	1,770	2,540
Other	7,260	1,953
Total prepaid expenses	$9,678	$7,200
Note 12 – Inventories

Inventories consist mainly of remaining bunkers for our spot vessels at the end of the year. The total inventories balance was $24,682 thousand as of December 31, 2025, compared to $37,688 thousand as of December 31, 2024.

Bunker inventory is stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and delivery cost less discounts.

Note 13 – Related parties

Related party transactions relate to the Company’s subsidiaries, employees, and members of the board of directors.

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

Liability for defined benefit pension

DHT Management AS makes contributions to the defined benefit plan and as of December 31, 2025, the net liability recorded was $770 thousand, compared to $530 thousand as of December 31, 2024, and $900 thousand as of December 31, 2023.

DHT Management AS expects to contribute $397 thousand to its defined benefit pension plan in 2026. Contributions to the defined benefit pension plan for the years 2025, 2024 and 2023 were $456 thousand, $447 thousand and $661 thousand, respectively.

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

Specification of income tax

(Dollars in thousands)	2025	2024	2023
Income tax payable	$433	$607	$532
Tax expenses related to previous year	(37)	(22)	47
Change in deferred tax	18	22	70
Total income tax expense	$413	$608	$649

Specification of temporary differences and deferred tax

	December 31,	December 31,	December 31,
(Dollars in thousands)	2025	2024	2023
Property, plant and equipment	$255	$360	$294
Pensions	(770)	(530)	(900)
Total basis for deferred tax	$(514)	$(170)	$(606)
Deferred tax liability/(asset), net [1]	$(143)	$(84)	$(176)
Deferred tax (asset), gross [2]	(176)	(127)	(212)
Deferred tax liability, gross [2]	33	43	36

[1]	Due to materiality, recognized in prepaid expenses and other non-current liabilities, and not on a separate line in the statements of financial position.
[2]
Deferred tax liabilities related to one of the indirect subsidiaries in Singapore and one of the direct subsidiaries in Singapore, and cannot be off-set with the deferred tax asset related to the subsidiary in Norway.

Reconciliation of income tax expense

Reconciliation of effective tax rate
(Dollars in thousands)	2025	2024	2023
Profit before income tax	$211,376	$182,069	$162,046
Expected income tax assessed at the tax rate for the Parent company (0%)	-	-	-
Adjusted for tax effect of the following items:
Income in subsidiary, subject to income tax	413	608	649
Total income tax expense	$413	$608	$649

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

The restricted net assets of consolidated subsidiaries exceeded 25% of the consolidated net assets of the parent company as of December 31, 2025, 2024 and 2023. The restricted assets mainly relate to assets restricted by covenants in our secured credit agreements entered into by the vessel-owning subsidiaries.

Condensed Statement of Financial Position

	December 31,	December 31,
(Dollars in thousands)	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$9,936	$18,573
Accounts receivable and prepaid expenses	640	580
Amounts due from related parties	151,155	89,976
Total current assets	$161,732	$109,129

Investments in subsidiaries	$803,059	$757,671
Total non-current assets	$803,059	$757,671

Total assets	$964,790	$866,800

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$893	$324
Total current liabilities	$893	$324

Stockholders’ equity
Stock	$1,608	$1,600
Paid-in additional capital	1,174,809	1,170,915
Accumulated deficit	(212,519)	(306,039)
Total stockholders’ equity	$963,898	$866,476

Total liabilities and stockholders’ equity	$964,790	$866,800

Condensed Income Statement

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2025	2024	2023
Impairment charge	$(954)	$(999)	$(699)
Dividend income	232,497	275,400	119,514
General and administrative expense	(19,813)	(18,566)	(17,651)
Operating income	$211,730	$255,835	$101,164

Interest income	$860	$938	$9,114
Other financial expense	(158)	(27)	(72)
Profit for the year	$212,433	$256,746	$110,206

Condensed Statement of Comprehensive Income

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2025	2024	2023
Profit for the year	$212,433	$256,746	$110,206
Total comprehensive income for the period	$212,433	$256,746	$110,206
Attributable to the owners	$212,433	$256,746	$110,206

In the condensed financial statements of the parent company, the parent company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed.

Condensed Statement of Cash Flow

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2025	2024	2023
Cash flows from operating activities
Profit for the year	$212,433	$256,746	$110,206
Items included in net income not affecting cash flows:
Impairment charge	954	999	699
Compensation related to options and restricted stock	2,949	2,786	2,168
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	(60)	64	105
Accounts payable and accrued expenses	569	(735)	858
Amounts due to related parties	(100,436)	(75,608)	10,574
Net cash provided by operating activities	$116,407	$184,252	$124,611

Cash flows from investing activities
Investments in subsidiaries	$(6,131)	$-	$-
Loan to subsidiaries	-	-	60,180
Net cash (used in)/provided by investing activities	$(6,131)	$-	$60,180

Cash flows from financing activities
Cash dividends paid	$(118,913)	$(161,396)	$(186,672)
Purchase of treasury shares	-	(13,196)	(18,808)
Net cash used in financing activities	$(118,913)	$(174,591)	$(205,480)

Net increase/(decrease) in cash and cash equivalents	$(8,637)	$9,661	$(20,689)
Cash and cash equivalents at beginning of period	18,573	8,912	29,601
Cash and cash equivalents at end of period	$9,936	$18,573	$8,912

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

A reconciliation of the profit/(loss) and equity of the parent company only between cost method of accounting and equity method of accounting for investments in its subsidiaries are as follows:

Profit/(loss) reconciliation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Dollars in thousands)	2025	2024	2023
Profit of the parent company only under cost method of accounting	$212,433	$256,746	$110,206
Additional profit/(loss) if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	(1,262)	(75,356)	50,716
Profit of the parent company only under equity method of accounting	$211,171	$181,390	$160,922

Equity reconciliation

	December 31,	December 31,	December 31,
(Dollars in thousands)	2025	2024	2023
Equity of the parent company only under cost method of accounting	$963,898	$866,476	$780,536
Additional profit if subsidiaries had been accounted for using equity method of accounting as opposed to cost method of accounting	268,599	269,861	345,217
Equity of the parent company only under equity method of accounting	$1,232,497	$1,136,337	$1,125,753

Dividends from subsidiaries are recognized when they are authorized. During the year ended December 31, 2025, the parent company recorded dividend income from its subsidiaries of $230,854 thousand. During the year ended December 31, 2024, the parent company recorded dividend income from its subsidiaries of $275,400 thousand. During the year ended December 31, 2023, the parent company recorded dividend income from its subsidiaries of $117,171 thousand.

During the year ended December 31, 2025, the parent company was a guarantor for all of its credit facilities. Please refer to Notes 8 and 9 for a listing and summary of the credit facilities.

Note 17 – Events after the reporting date

In January 2026, for the year 2025, a total of 300,000 shares of restricted stock were awarded to management pursuant to the 2025 Plan, of which 67,500 shares will vest in January 2027, 67,500 shares will vest in January 2028, 48,750 shares will vest prior to December 2028 and 67,500 shares will vest in January 2029. The remaining 48,750 shares will vest subject to certain market conditions prior to December 2028. The above vesting is subject to continued employment or office, as applicable, as of the relevant vesting date. The estimated fair value at grant date was $12.02 for 251,250 shares and $7.85 per share for 48,750 shares. In January 2026, a total of 80,000 shares of restricted stock were awarded to the board of directors pursuant to the 2025 Plan. The estimated fair value at grant date was $12.02 and the shares will vest in June 2027.

On January 2, 2026, the Company took delivery of a VLCC newbuilding from Hanwha Ocean Co., Ltd. The vessel, named DHT Antelope, entered the spot market upon delivery. It is the first in a series of four VLCC newbuildings scheduled for delivery during the first half of 2026.

On March 6, 2026, the Company took delivery of the second VLCC newbuilding from Hanwha Ocean Co., Ltd. The vessel, named DHT Addax, entered the spot market upon delivery. The next newbuilding is expected to be delivered in late March 2026.

In November 2025, the Company agreed to sell DHT Europe and DHT China for a combined price of $101.6 million. DHT Europe was delivered to its new owner on January 30, 2026, and DHT China is expected to be delivered during the first quarter of 2026. The Company expects to record gains of approximately $30.4 million and $29.6 million, respectively, in the first quarter of 2026 in connection with these sales. In connection with the sale of DHT China, the Company repaid the outstanding debt balance of $5.6 million in January 2026.

In January 2026, the Company extended its time charter agreement for DHT Harrier, built 2016, with a global energy company. The extended contract is for five years with two optional extension periods for one year each. The new time charter will commence immediately upon the expiration of the current time charter. The agreed daily rate is $47,500 for the fixed five-year term, $49,000 for the first optional year, and $50,000 for the second optional year.

In January 2026, the Company agreed to sell DHT Bauhinia, built in 2007, for a price of $51.5 million. The vessel is expected to be delivered to the new owner during June/July 2026. The vessel is debt free and the Company expects to record a gain of $34.2 million related to the sale.

In February 2026, the Company entered into a one-year time charter agreement for DHT Opal, built 2012, with a global energy company. The contract commenced in February 2026 and has a daily rate of $90,000 per day.

In February 2026, the Company entered into a one-year time charter agreement for DHT Taiga, built 2012, with a global energy company. The contract commenced in March 2026 and has a daily rate of $94,000 per day.

In February 2026, the Company entered into a one-year time charter agreement for DHT Redwood, built 2011, with a global energy company. The contract is expected to commence in late March 2026 and has a daily rate of $105,000 per day.

On February 3, 2026, the board of directors declared a dividend of $0.41 per common share related to the fourth quarter of 2025. The dividend was payable on February 26, 2026, for shareholders of record as of February 19, 2026. The financial statements were approved by the board of directors on March 11, 2026, and authorized for issue.

Effective as of March 1, 2026, Mr. Erik Bartnes was appointed to serve as a Class II director of the Company.